Form 20-F
period 2005-12-31
NOVO NORDISK A S
filed 2006-02-06
CIK 353278

Back to Contents

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20 - F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 31 December 2005
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 1-8164
NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)
Not applicable	The Kingdom of Denmark
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

Novo Allé 1
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

A shares, nominal value DKK 2 each:	53,743,600
B shares, nominal value DKK 2 each:	269,971,341

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒	No ☐

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days,

Yes ☒	No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17 ☒	Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No ☒

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

Throughout this Form 20-F the Company incorporates information on the various items by reference to its Annual Report 2005 and Annual Report 2004. Therefore the information in this Form 20-F should be read in conjunction with the Annual Report 2005 and Annual Report 2004, which were filed on Form 6-K on 6 February 2006 and on 21 February 2005, respectively.

The Company publishes its financial statements in Danish kroner (DKK).

PART I

ITEM 1     IDENTITY OF DIRECTORS, EXECUTIVE MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2     OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3     KEY INFORMATION

SELECTED FINANCIAL DATA

US GAAP figures in DKK millions, except per share data	2001	2002	2003	2004	2005

Net sales	23,385	24,866	26,158	29,031	33,760
Operating profit from continuing operations	5,384	5,932	6,407	6,707	7,668
Operating profit	5,384	5,932	6,407	6,707	7,668
Net profit from continuing operations	3,411	4,270	4,844	4,685	4,898
Net profit	3,411	4,270	4,844	4,685	4,898
Earnings per share/ADR from continuing operations	9.87	12.32	14.20	13.92	14.92
Total assets	29,043	32,077	35,004	37,643	41,887
Net assets	19,948	22,826	25,155	26,582	26,984
Capital stock	709	709	709	709	709
Treasury stock	(16)	(19)	(33)	(45)	(61)
Dividends per share/ADR	3.35	3.60	4.40	4.80	6.00	*)
Dividends per share/ADR in USD	0.39	0.51	0.74	0.88	0.95	*)
Diluted earnings per share/ADR	9.84	12.30	14.18	13.86	14,86
Number of shares (million)	354.7	354.7	354.7	354.7	354.7

*) Proposed dividend per share. For USD translation the exchange rate at 31 December 2005 from Danmarks Nationalbank (The Central Bank of Denmark) is used (USD 1 = DKK 6.3241)

Back to Contents

Exchange rates
The following table sets forth, for the calendar periods indicated, certain information concerning Dan-marks Nationalbank’s daily official exchange rates for US dollars (USD) in terms of Danish kroner expressed in DKK per USD 1.00. These rates closely approximate the noon buying rate for Danish kroner for cable transfers in New York City as announced by the Federal Reserve Bank of New York for customs purposes on the relevant dates.

Month	High	Low

July 2005	6.2718	6.1236
August 2005	6.1230	5.9900
September 2005	6.2159	5.9458
October 2005	6.2539	6.1444
November 2005	6.3917	6.1988
December 2005	6.3712	6.1982
1-26 January 2006	6.3082	6.0700

Year	Average rate[2]	Period end rate	High	Low

2001	8.3619	8.4095	8.8611	7.8186
2002	7.8403	7.0822	8.6591	7.0822
2003	6.5271	5.9576	7.1592	5.9554
2004	5.9774	5.4676	6.3047	5.4580
2005	6.0298	6.3241	6.3917	5.5061

CAPITALIZATION AND INDEBTEDNESS

Not applicable.

REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

2 The average exchange rate is calculated by using the exchange rate on the last day of each month according to Danmarks Nationalbank’s daily official exchange rates.

Back to Contents

RISK FACTORS

The disclosure and analysis set forth in this annual report on Form 20-F, including the disclosure and analysis under the captions ‘Off-Balance Sheet Arrangements’ and ‘Tabular Disclosure of Contractual Obligations’ under Item 5 and in the Company’s Annual Report 2005, including under the captions ‘Risk management’, ´Management report and discussion 2005’ and note 32 ‘Financial risk’, in relation to our plans, forecasts, expectations regarding future events, strategies, and projections, are forward-looking statements as the term is defined in the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties and which are therefore not guarantees of future results. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or revise any forward-looking statements after we distribute this annual report because of new information, future events and other factors. Words such as “believe,” “expect,” “may,” “will,” “plan,” “strategy,” “prospect,” “foresee,” estimate,” “project,” “anticipate,” “can,” “intend” and similar words are intended to identify forward-looking statements. Forward-looking statements provide current expectations or forecasts of events such as new product introductions, product approvals and financial performance.

These forward-looking statements are subject to risks, uncertainties and inaccurate assumptions. This may cause actual results to differ materially from expectations. Factors that may affect future results include interest rate and currency exchange rate fluctuations, delay or failure of development projects, production problems, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk’s products, introduction of competing products, Novo Nord-isk’s ability to successfully market both new and existing products, exposure to product liability and other lawsuits, change in reimbursement rules and governmental laws and related interpretation thereof, and unexpected growth in costs and expenses.

ITEM 4     INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

Novo Nordisk A/S was formed in 1989 by a merger of two Danish companies, Nordisk Gentofte A/S and Novo Industri A/S. Novo Industri A/S was the continuing company and its name was changed to Novo Nordisk A/S. The business activities of Nordisk Gentofte A/S were established in 1923 by August Krogh, H. C. Hagedorn and A. Kongsted, and the business activities of Novo Industri A/S were established in 1925 by Harald and Thorvald Pedersen. The business of both companies from the beginning was production and sale of insulin for the treatment of diabetes. Having demerged the enzyme business into a separate company, Novozymes A/S, in November 2000 Novo Nordisk today is a focused healthcare company.

Legal name:	Novo Nordisk A/S
Commercial name:	Novo Nordisk
Domicile:	Novo Allé 1, DK-2880 Bagsværd, DENMARK
Tel: +45 4444 8888
Fax: +45 4449 0555
Website: novonordisk.com
(The contents of this website are not incorporated by reference into this Form 20-F.)

Date of incorporation:	28 November 1931
Legal form of the Company:	A Danish limited liability company
Legislation under which
the Company operates:	Danish law
Country of incorporation:	Denmark

Back to Contents

Important events in 2005
Reference is made to ‘Business results 2005’, pages 2–15 in the Annual Report 2005 for a list of important events in 2005.

Capital expenditure in 2005, 2004 and 2003
The total net capital expenditure for property, plant and equipment was DKK 3.7 billion in 2005 compared with DKK 3.0 billion in 2004 and DKK 2.3 billion in 2003. The higher level of capital expenditure in 2005, compared to the previous two years, was primarily related to expansion of production capacity in Brazil, the US, Denmark, France and China.

Investments in 2005 were mainly capacity expansion within the diabetes care area, increasing the capacity for insulin analogues, insulin formulation and filling as well as insulin delivery devices. In Denmark, investments were primarily related to expansion of purification of insulin crystals. The investments are increasingly taking place outside of Denmark and in 2005 Novo Nordisk continued expansion of production facilities in the US, France, Brazil and China. The investments are financed internally. No significant divestments took place in 2005. No significant investments or divestments have taken place in 2006 to date.

Novo Nordisk expects to invest around DKK 3 billion in fixed assets in 2006, and a significant part of these investments will take place outside Denmark. Significant investments are expected in the US, China and Brazil as well as in Denmark. The expected level of investment in 2006 is primarily related to the construction of additional purification and filling capacity for insulin products.

Public takeover offers in respect to the Company’s shares
No such offers have occurred during 2005 or 2006 to date.

BUSINESS OVERVIEW

Novo Nordisk is a healthcare company and a world leader in diabetes care. The company has one of broadest diabetes product portfolio in the industry, including some of the most advanced products within the area of insulin delivery systems. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarter in Denmark, Novo Nord-isk employs approximately 22,000 full-time equivalent employees in 78 countries, and markets its products in 179 countries.

Segment information
Novo Nordisk is engaged in discovery, development, manufacturing and marketing of pharmaceutical products and has two business segments – diabetes care and biopharmaceuticals. The diabetes care segment covers Novo Nordisk’s insulin franchise, including insulin analogues, human insulin and insulin-related sales and OADs (oral antidiabetic drugs). The biopharmaceuticals segment covers the therapy areas: haemostasis management (NovoSeven®), growth hormone therapy, hormone replacement therapy and other products.

For information on sales by business segment and geographic segment, reference is made to Annual Report 2005 Note 4 ‘Segment information’.

Seasonality
Sales of individual products in individual markets may be subject to seasonality and fluctuations from quarter to quarter, but besides the first quarter often being relatively weak, and a trend of increasing sales per quarter in general going from first quarter to fourth quarter, the Company’s consolidated results of operations have not been subject to significant seasonality.

Back to Contents

Raw materials
As a focused healthcare company the impact on the overall profitability of Novo Nordisk from variations in raw material prices is unlikely to be significant. No raw material supply shortage has had a significant impact on the Company’s ability to supply the market. The Company’s production is mostly based on common and readily available raw materials with relatively low price volatility. Certain specific raw materials are, however, less available. For such raw materials, it is the policy of Novo Nordisk to develop close and long-term relationships with key suppliers as well as to secure dual sourcing whenever possible and when relevant maintain a minimum safety level of raw material inventories.

Marketing and competition
Novo Nordisk’s insulin and other pharmaceutical products are marketed and distributed through subsidiaries, distributors and independent agents with responsibility for specific geographical areas. The most important markets are the US, Japan and the major European countries. Key emerging markets, such as Brazil, Russia, India and China, are increasingly adding to growth.

Market conditions within the pharmaceutical industry continue to change, including efforts by both private and governmental entities to reduce/control costs in specific therapeutic areas.

Historically, the market for insulin has been more sensitive to quality of products and services than to price. Most of the countries in which the Company sells insulin subsidize or control pricing. In most markets insulin is a prescription drug, but in the US, human insulin may be sold over the counter, whereas insulin analogues require a prescription.

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

Several of the major international pharmaceutical companies have entered the diabetes market, specifically in the area of oral products for treatment of type 2 diabetes. The insulin market has few producers with Novo Nordisk, Eli Lilly and Sanofi-Aventis as present being the only three global players.

Patents
Patents are important intellectual property rights of Novo Nordisk. Novo Nordisk endeavors to secure the strongest possible protection for those inventions, which will maintain and expand the competitiveness of Novo Nordisk in accordance with the Company’s Vision, business strategies, Patent Policy and the competitive environment.

The Company anticipates some patent expiries that are expected to have an impact on the sales of the Company within the next five years. However, with the ongoing conversion from human insulin to insulin analogues, an increasing proportion of Novo Nordisk’s sales in the major markets are protected by patents for insulin analogues expiring in 2011 and beyond. Furthermore, NovoSeven® sales are protected by patents expiring around 2011 except in Japan where the NovoSeven® patent expires in 2008. Activelle®/Activella® sales may become exposed to generic competition due to patent expiration in the US in 2006 and expiration of the Supplementary Protection Certificates in Europe in 2009. Sales of Prandin®, an oral antidiabetic drug, may become exposed to generic competition due to patent expiration from 2009 in the US and in Europe.

In common with other companies engaged in production based upon rDNA technology, Novo Nordisk has obtained licenses under various patents which entitle the Company to use processes and methods of manufacturing covered by such patents.

Back to Contents

Impact of regulations
As a pharmaceutical company, Novo Nordisk is dependent on governmental approvals concerning production, development, marketing and reimbursement of its products. Important regulatory bodies include the United States Food and Drug Administration and the European Medicines Agency. Treatment guidelines from non-governmental organizations like the European Association for the Study of Diabetes and the American Diabetes Association may also have an impact on the Company.

ORGANIZATIONAL STRUCTURE

For information regarding the capital structure and securities exchange listings of Novo Nordisk A/S, reference is made to the sections ‘Corporate governance’ on pages 54-55 and ’Shareholder information’ on page 111 in the Annual Report 2005.

Reference is made to the section ‘Shareholder information’ on page 111 in the Annual Report 2005 regarding the parent (Novo A/S) and ultimate parent of Novo Nordisk (Novo Nordisk Foundation) and their share ownership in Novo Nordisk A/S.

Information about the companies in the Novo Nordisk Group, set forth in the Company’s Annual Report 2005 on pages 100-101, ‘Companies in the Novo Nordisk Group’, is incorporated herein by reference.

PROPERTY, PLANT AND EQUIPMENT

The Company’s headquarter is located in Bagsværd, Denmark where the Company occupies several office buildings.

The Company’s major research and development facilities are located at a number of sites in Denmark.

The major production facilities owned by the Company are located at a number of sites in Denmark, and the international production or processing facilities are located in the US, France, Japan, China and Brazil.

The Company believes that its current production facilities including facilities under construction are sufficient to meet its capacity requirements. Please refer to the sections ‘Capital expenditure in 2005, 2004 and 2003’ under Item 4 for more information about the current expansion programs. For the nature of the Company’s property, plant and equipment as of 31 December 2004 and 2005 see Note 15 in the Annual Report 2005.

Reference is made to Note 4 in the Annual Report 2005 regarding the location of the property, plant and equipment as of 31 December 2004 and 2005.

Property, plant and equipment include several production sites worldwide at the end of 2005. There are no material encumbrances on the properties. Active pharmaceutical ingredient production is mainly located in Denmark, primarily in Kalundborg and secondarily in Hillerød, Bagsværd and Gentofte. Below is a tabular presentation of the production sites.

Back to Contents

Major production facilities	Size of site, square meters	Major activities
Kalundborg, Denmark 1. Diabetes, expansion in progress 2. Factor VII Production	126,000	Active pharmaceutical ingredients for diabetes and products for diabetes Active pharmaceutical ingredients for haemostasis management
Hillerød, Denmark 1. Devices Manufacturing and Sourcing- 2. Diabetes 3. Factor VII Production	83,000	Durable devices and components for disposable devices. Products for diabetes. Active pharmaceutical ingredients for haemostasis management.

Montes Claros, Brazil, expansion in progress	59,000	Products for diabetes
Gentofte, Denmark	44,000	Products for growth hormone therapy, glucagon, haemostasis management and active pharmaceutical ingredients for diabetes.
Chartres, France, expansion in progress	32,000	Products for diabetes
Bagsværd, Denmark	26,000	Products for diabetes
Måløv, Denmark	23,000	Hormone replacement therapy products Products for Oral Anti Diabetes treatment
Clayton, North Carolina, U.S., expansion in progress	15,000	Products for diabetes
Hjørring, Denmark	11,000	Production of needles
Koriyama, Japan	8,000	Packaging of products for the Japanese market
Tianjin, China Expansion in progress	7,000	Packaging of products for the Chinese market. Durable devices.
Værløse, Denmark	6,000	Products for diabetes

In October 2005 Novo Nordisk received FDA approval for a new purification facility for insulin de-temir. The approval ensures adequate launch capacity for Levemir® for the US market. At the end of 2004, construction of additional capacity for Levemir® was initiated. Construction is ongoing and this project will be finalized in 2006.

Furthermore, an investment is ongoing to establish capacity for a once-daily GLP-1 insulin analogue. Construction is ongoing and the facility is expected to be finalized in 2007.

An expansion project in Montes Claros, Brazil, is currently ongoing with the main objective to establish additional Penfill® capacity. The investment amounts to around DKK 1.5 billion. At the end of January 2006, the major part of the investment had been completed. The facility is expected to be finalized in 2007.

On 26 January 2005, Novo Nordisk completed a restructuring of its agreement with Aradigm regarding the use of Aradigm's AERx® iDMS pulmonary drug delivery system in the development of an inhaled insulin product. The agreement has been restructured to give Novo Nordisk full development and manufacturing rights to the program. The AERx® iDMS pulmonary drug delivery system development facilities are located in Hayward, California and are part of Novo Nordisk Delivery Technologies, Inc.

Back to Contents

At the end of 2004 an expansion project in Clayton, North Carolina was initiated. The DKK 0.7 billion investment will increase the Penfill® and FlexPen® production capacity. The expansion is expected to be finalized in 2007.

In Chartres, France an expansion project has increased the Penfill® and FlexPen® production capacity. The investment amounts to approximately DKK 0.8 billion. The new facility in Chartres has been inaugurated in September 2005.

Novo Nordisk is currently expanding its production facilities in Tianjin, China, with an investment of approximately DKK 100 million. The new plant will be built on Novo Nordisk’s site in Tianjin which has been designated Novo Nordisk’s primary production base in the Asia Pacific region. Creating more than 100 new jobs in China, the plant will be operational in 2006 and will supply both the domestic Chinese and export markets.

Novo Nordisk is committed to conducting its business in an environmentally responsible manner. The Company pursues new ways of reducing its impact on the environment while continuing to grow and bringing new products to market. No currently identified environmental issue is expected to have a material negative effect on the Company’s ability to use its assets efficiently.

During 2002 and 2003, the major production sites worldwide were certified according to the international standard ISO 14001 (Environmental Management Standard). Accordingly, the site in Montes Claros, Brazil which was acquired in 2002 is expected to be certified in 2007. The goal is to pursue control of significant environmental impacts of the Company’s operations worldwide. In 2005 a corporate CO2 strategy covering the 2005-2014 was developed with the aim to reduce CO2 emissions globally. By 2014, Novo Nordisk will reduce its CO2 emissions by 10% compared to 2004 emission levels.

This is an ambitious target for the company’s climate strategy, considering that Novo Nordisk emissions would increase by an estimated 60-70% in the absence of emission reduction programmes. The target has been defined in an agreement with the World Wide Fund for Nature (WWF), which makes Novo Nordisk the 10th company in the world to become a member of the Climate Savers Programme.

ITEM 4A     UNRESOLVED STAFF COMMENTS

None.

ITEM 5     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

CRITICAL ACCOUNTING ESTIMATES

Reference is made to Note 1 Summary of significant accounting policies and Note 3 regarding Critical accounting estimates and judgements in the Annual Report 2005.

NEW ACCOUNTING PRONOUNCEMENTS

New US accounting pronouncements
New US accounting pronouncements generally only have implications for the US GAAP reconciliation of IFRS figures to US GAAP figures.

In March 2005, the FASB issued FIN 47. This Interpretation clarifies that the term ’conditional asset retirement obligation’ as used in SFAS 143, refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement.

Uncertainty about the timing and (or) method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists to make a reasonable estimate of the fair value of the obligation. The Interpretation provides that an entity would

Back to Contents

have sufficient information to make a reasonable estimate of the fair value of the obligation under the following circumstances:
•	It is clearly evident that the acquisition price of the asset embodies the fair value of the obligation.
•	An active market exists to transfer the obligation, or the company has sufficient information to apply an expected present value technique.
The Interpretation also provides indicators that would preclude an entity from recognizing a liability for such obligations because the timing and (or) method of settlement are uncertain. These are:
•	When the settlement date and the method of settling the obligation have not been specified by others (e.g., contract, law or regulation), or
•	When the company does not have sufficient information to reasonably estimate the settlement date or range of potential settlement dates, the method of settlement or potential methods of settlement, and the probabilities associated with potential settlement dates and methods of settlement.
Novo Nordisk has adopted FIN 47, which does not have a material impact.

On May 30, 2005, the FASB issued SFAS 154, Accounting changes and error corrections which change the requirements for the accounting and reporting of a change in accounting principle. SFAS 154 applies to all voluntary changes in accounting principle as well as to changes required by an accounting pronouncement that does not include specific transition provisions.

SFAS 154 eliminates the requirement in APB Opinion No. 20, Accounting Changes, to include the cumulative effect of changes in accounting principle in the income statement in the period of change. Instead, to enhance the comparability of prior period financial statements, SFAS 154 requires that changes in accounting principle be retrospectively applied. Under retrospective application, the new accounting principle is applied as of the beginning of the first period presented as if that principle had always been used. The cumulative effect of the change is reflected in the carrying value of assets and liabilities as of the first period presented and the offsetting adjustments are recorded to opening retained earnings. Each period presented is adjusted to reflect the period specific effects of applying the change. Although retrospective application is similar to restating prior periods, SFAS 154 gives the treatment a new name to differentiate it from restatement for the correction of an error. Only direct effects of the change will be included in the retrospective application; all indirect effects will be recognized in the period of change. If it is impracticable to determine the cumulative effect for all prior periods, the new accounting principle should be applied as if it were adopted prospectively from the earliest date practicable.

Management does not believe that SFAS 154 will have a material effect on the Company’s financial statement when it is adopted in 2006.

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

The condition and development in the financial conditions of the Group are described in the Annual Report 2004 and the Annual Report 2005. The information in this section is based on these reports and should be read in conjunction with the Annual Reports. The analysis and discussions included in the Annual Reports are primarily based on the financial statements which, from 1 January 2004 are prepared in accordance with International Financial Reporting Standards.

Back to Contents

2005 compared with 2004
The following portions of the Annual Report 2005 constitute the Board of Directors and Executive Management’s discussion and analysis of results of operations (incorporated herein by reference):

                    ‘Management report and discussion’ (pages 42-53)

On a US GAAP basis, net profit in 2005 increased by 4.5% compared to 2004. The net profit in accordance with US GAAP was 16.5% lower than the net profit under IFRS, mainly due to differences in the treatment of accounting for acquired in-process research and development projects and investments in research and development companies. Please refer to Note 38 in the Annual Report 2005 for further information on the reconciliation of net profit to US GAAP for the years 2003 to 2005.

2004 compared with 2003
The following portions of the Annual Report 2004 constitute the Board of Directors and Executive Management’s discussion and analysis of results of operations (incorporated herein by reference):

                    ‘Management report and discussion’ (pages 41-47)

On a US GAAP basis, net profit in 2004 decreased by 3% compared to 2003. The net profit in accordance with US GAAP was 7% lower than the net profit under IFRS, mainly due to differences in the treatment of tax, accounting for acquired in-process research and development projects, investments in research and development companies and accounting for goodwill.

Segment information
The segmented reporting is based on two business segments ‘Diabetes care’ and ‘Biopharmaceuticals’. Please refer to Note 4 in the Annual Report 2005 for details on segmented results.

Inflation
Inflation for the three most recent fiscal years has not had a material impact on the Group’s net sales and revenues or on net profit.

Foreign currencies
The major part of Novo Nordisk’s sales is in foreign currencies, mainly EUR, USD, JPY and GBP. The predominant part of the production costs and research and development costs, though, are in DKK. As a consequence, Novo Nordisk has a significant exposure to foreign exchange risks and engages in significant hedging activities, where the most significant exposure and hedging are relating to USD, JPY and GBP. For further description of foreign currency exposure and hedging activities, please see the description of Derivative financial instruments in Note 36 in the Annual Report 2005.

Governmental policies
Please refer to page 57 Managing Risk in the Annual Report 2005 for a description of pressure on diabetes prices.

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

Financial resources
It is part of Novo Nordisk’s Treasury Policy to maintain sufficient financial resources for its present working capital requirements. Financial resources of DKK 11,446 million at 31 December 2005 consist of the Group’s cash and cash equivalents of DKK 2,483 million, bonds with original term to maturity of more than three months of DKK 1,502 million and of undrawn committed credit facilities of DKK 7,461 million. The undrawn committed credit facilities consist of a EUR 600 million and a EUR 400 million facility committed by a number of Danish and international banks. These facilities mature in 2012 and 2009, respectively. Cash and cash equivalents consist primarily of bank deposits and short-term government bonds. The Group had long-term debt of DKK 1,273 million at 31 December 2005.

Back to Contents

Cash flow
Cash flow from operating activities for 2005 amounted to DKK 8,712 million compared to DKK 7,589 million in 2004. The increase is mainly the result of a higher net profit for the year. Please refer to the consolidated cash flow in Item 17.

There are no material restrictions on the ability of subsidiaries to transfer funds to the Company.

Debt financing
Debt financing is obtained in DKK and in foreign currencies. Please refer to Notes 22 and 26 in the Annual Report 2005 for information on currency structure, interest rate structure and maturity profile.

Novo Nordisk has furthermore asset securitization programs with two external credit institutions which cover the major part of the trade debtors in the Japanese subsidiary. These programs are designed to accelerate the receipt of cash related to those receivables. Novo Nordisk has issued a credit guarantee of up to 15% of these receivables with one of these credit institutions. Please refer also to Item 5 ‘Off-Balance Sheet Arrangements’.

Financial instruments
Novo Nordisk does not enter into speculative positions as it hedges commercial exposure only. The financial instruments used in conjunction with the Group’s financial risk management include currency forwards, currency options, interest rate swaps and cross-currency swaps. Short- and long-term debt as well as money-market deposits are also used in the financial risk management. Please refer to Note 36 in the Annual Report 2005 for further information on financial instruments including currency and interest rate structure.

Commitments for capital expenditure etc.
Contractual obligations for capital expenditure and other contingent liabilities at 31 December 2005 and 31 December 2004 are shown in Note 37 of the consolidated financial statement in Annual Report 2005. The Group has overall contractual obligations related to investments in fixed assets of DKK 65 million compared to DKK 547 million in 2004.

The Group has in addition contractual obligations of DKK 1,241 million relating to research and development projects, compared to DKK 674 million in 2004. Please refer to Note 37 in the Annual Report 2005 for a description of these commitments and other contingencies. The Executive Management of the Group is of the opinion that the obligations are covered by the Group’s financial resources as well as expected future cash flows generated from operating activities.

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

Novo Nordisk’s research and development facilities are mainly located in Denmark, but development activities also take place in other countries.

Research and development expenditures during 2005 were DKK 5.1 billion 15.1% of sales, while research and development expenditures in 2004 and 2003 were DKK 4.4 billion, 15.0% of sales and DKK 4.1 billion, 15.5% of sales, respectively. Novo Nordisk’s research and development organization comprised approximately 3,000 employees at the end of 2005.

Novo Nordisk expects its research and development expenditure to increase slightly as a percentage of sales, due to several major projects in late phase development, which is typically the most expensive phase.

Back to Contents

Information relating to selected research and development projects, set forth on pages 10-13 and 24-25 in the Annual Report 2005, is incorporated herein by reference.

TREND INFORMATION

As a pharmaceutical company Novo Nordisk has benefited from changes in demographics such as the increasing share of elderly people. Moreover, the growing problem of obesity both in the western world as well as in the developing world is resulting in a significant increase in the number of people with diabetes. In 2003, approximately 194 million people worldwide in the adult population (age group 20-79) were estimated to have diabetes. This is expected to increase to 333 million in the adult population by 2025, according to the International Diabetes Federation. Diabetes care is Novo Nord-isk’s largest segment comprising some 71% of sales. The epidemic growth in the number of people with diabetes, a continuing conversion to insulin analogues and new delivery devices, as well as market share gains are driving the growth of the diabetes care segment.

The other segment of the Company is biopharmaceuticals, which consists of haemostasis management, growth hormone therapy and other biopharmaceutical products. Within haemostasis management the penetration of NovoSeven® has continued and the franchise has shown double-digit growth since launch. The growth hormone therapy franchise has benefited from a successful US launch of the liquid growth hormone Norditropin® cartridge as well as a solid market share development in Europe. Other biopharmaceuticals, consisting mainly of the hormone replacement therapy franchise, continue to be negatively impacted by studies highlighting the risk associated with long-term use of hormone replacement products, despite market share gains for Novo Nordisk’s hormone replacement products.

For further information on trends please refer to the ‘Management report and discussion’ on pages 42-53 in the Annual Report 2005.

Information about the expectations for the financial year 2006 can be found in the Annual Report 2005 on pages 42-53 in the section Management report and discussion 2005. Information about the Company’s long-term financial targets can be found on page 2 and 8 and in the Management report and discussion on page 42-51.

Significant changes
Novo Nordisk initiated and completed a global offering of shares to the employees in the second half of 2005. The offering included approximately 850,000 B shares which were sold from the company’s holding of treasury shares at a price of DKK 150 per share. The pre-tax cost of the entire offering was DKK 140 million and was expensed in the fourth quarter of 2005.

Novo Nordisk entered into and completed a definitive sale and purchase agreement with Ferrosan Holding A/S on 10 February 2005. As a consequence of the transaction, Novo Nordisk sold its entire shareholding in Ferrosan A/S, which prior to the agreement was an associated company of Novo Nord-isk. Novo Nordisk recorded an income in 2005 of around DKK 250 million in relation to the divestment of the shareholding in Ferrosan A/S.

Novo Nordisk realized a non-recurring capital gain from dilution of equity interest in the third quarter of 2005 of approximately DKK 200 million related to ZymoGenetics Inc’s public offering of new shares in August 2005.

Novo Nordisk realized a non-recurring income of around DKK 100 million in the second quarter of 2005 from a sale-and-leaseback transaction with subsequent operating leases involving certain office buildings in Denmark.

Back to Contents

OFF-BALANCE SHEET ARRANGEMENTS

Novo Nordisk has an off-balance sheet arrangement which is a credit guarantee regarding asset securi-tization.

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

DKK million	2002	2003	2004	2005

Sold trade debtors with credit guarantee	1,204	1,228	1,398	1,563
Credit guarantee	73	50	61	112

For further information on contingencies, reference is made to Note 37 in the Annual Report 2005.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual obligations		Payments due by period

DKK million	Less than	1–3	3–5	More than	Total
	1 year	years	years	5 years

Long-term debt	25	174	0	1,074	1,273
Operating leases	456	691	594	722	2,463
Defined benefit plan	0	0	0	316	316
Purchase obligations	743	66	7	3	819

Total	1,199	931	601	2,115	4,846

For further information on contractual obligations to research and development of 1,241 million DKK please refer to Item 5 and to Note 34 and 37 in the Annual Report 2005.

Safe Harbor

Not applicable.

ITEM 6     DIRECTORS, SENIOR MANAGEMENT3 AND EMPLOYEES

DIRECTORS AND EXECUTIVE MANAGEMENT

Reference is made to page 108-109 in the Annual Report 2005 for name, position, date of birth and period of service as director for the members of the Board of Directors.

Reference is made to page 110 for name, position, date of birth, year of appointment and year of joining Novo Nordisk for the members of Executive Management.

The Board of Directors has the overall responsibility for the affairs of the Company. The Board ordinarily meets seven times a year for the purpose of dealing with the principal issues of the Company’s business and to establish and review general policies for the conduct of the Company’s business.

3 In this document the term Senior Management refers to Executive Management in the Annual Report 2005.

Back to Contents

The business address of the Board of Directors and Executive Management is Novo Nordisk A/S, Novo Allé 1, DK-2880 Bagsværd, Denmark.

The activities of the directors and members of Executive Management outside the Company are included in the Company’s Annual Report 2005 on pages 83-85.

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

In addition three employee representatives are elected for four year terms by the employees in the Danish companies.

COMPENSATION

Reference is made to Notes 34 and 35 in the Annual Report 2005 regarding compensation.

BOARD PRACTISES

Reference is made to the Annual Report 2005 page 108 - 109, regarding board practices.

EMPLOYEES

Reference is made to the section titled ‘Summary of financial data 2001-2005’ pages 102-103 in the Annual Report 2005 regarding the total number of full-time employees in Novo Nordisk at year-end for the years 2001-2005.

Employees	2001	2002	2003	2004	2005

Employees outside Denmark as a percentage of total number of employees	37%	38%	39%	41%	45%

Executive Management believes that the Company has a good relationship with its employees in general and with the labor unions of the Novo Nordisk employees.

Novo Nordisk believes that the benefits of its current personnel policy include low staff turnover, high morale, and ease in recruiting new employees. The Company has not experienced any significant labor disputes.

SHARE OWNERSHIP

Since 1998, Novo Nordisk has established share based incentive schemes for Executive Management and other key executives of the Company and its affiliates. The share based incentive schemes provide for annual grants contingent on the fulfillment of performance and shareholder value related goals based on long-term financial and non financial targets. For information on the Board of Directors’ and Executive Management’s individual holdings of, share options, exercise of options and granting of shares, please refer to Note 34 in the Annual Report 2005. The members of the Board of Directors and Executive Management and key management executives in the aggregate hold less than one percent of the beneficial ownership of the company.

Concerning information on the Board of Directors’ and Executive Management’s individual holdings of and trading in Novo Nordisk shares during 2005, please refer to Note 35 in the Annual Report 2005. As of 26 January 2006 the Board of Directors and Executive Management owned 74,782 B shares.

Back to Contents

The total number of options to acquire B shares held by Executive Management and directors4 as of 26. January 2006, equals 515,530, and the specific conditions can be summarized as follows:

Share option plan	Number of options held	Exercise price (DKK)	Exercise period

1997 Ordinary	8,500	190	02.19.2001 – 02.18..2006
1998 Ordinary	14,250	125	03.25.2002 – 03.24.2007
1999 Ordinary	57,000	198	03.24.2003 – 03.23.2008
2000 Ordinary	56,000	198	02.22.2004 – 02.21.2009
2000 Launch	262,280	198	02.01.2004 – 01.31.2007
2001 Ordinary	47,500	332	02.08.2005 – 02.07.2010
2003 Ordinary	70,000	195	02.06.2007 – 02.05.2012

For a full description of individual holdings and exercise of stock options, please refer to Note 34 and 35 in the Annual Report 2005.

In the period from 1 January 2006 until 26 January 2006, no B shares were sold and no B shares have been bought by the members of the Board of Directors or Executive Management, and no options have been exercised. The internal rules on trading in Novo Nordisk securities by members of the Board of Directors and Executive Management only permit trading in the 15 calendar-day period following each quarterly announcement.

ITEM 7     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The total share capital of the Company is split in two classes, A shares and B shares, each with different voting rights. The A shares have 10 votes per DKK 1 of the A share capital, whereas the B shares have one vote per DKK 1 of the B share capital.

All of the A shares of the Company are held by Novo A/S, a wholly-owned subsidiary of the Novo Nordisk Foundation (the ‘Foundation’). As of 31 December 2005, the A shares represented approximately 67% of the votes exercisable at the Annual General Meeting.

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

Under its statutes (Articles of Association), the Foundation is governed by a Board of Governors, which must consist of at least six and not more than 12 members, of whom at least two must have a medical or scientific background. Members of the Foundation’s Board of Governors are typically proposed by the chairman and elected by a two-thirds vote of the members who have themselves been elected under the Articles of Association. Any member may be removed by unanimous vote of the other members of the Foundation’s Board of Governors. In addition, employee representatives are elected for four-year terms by the employees of the subsidiaries of the Foundation in accordance with Danish law, which provides that the employees of the Danish subsidiaries of the Foundation are enti-

4 Retired members of Executive Management (Mads Øvlisen and Kurt Anker Nielsen) are Board members in Novo Nordisk today. The share options outstanding to Board members were issued to these Board members when they were part of Executive Management.

Back to Contents

tled to be represented by at least half of the number of members who have themselves been elected under the Articles of Association. No person or entity exercises any kind of formal influence over the Foundation’s Board. The Board of the Novo Nordisk Foundation currently consists of nine persons, of whom two are also members of the Board of Directors of Novo Nordisk A/S (Mads Øvlisen and Stig Strøbæk).

Under its statutes, Novo A/S is governed by a Board of Directors, which must consist of at least three and not more than six members to be elected by the shareholder to serve for terms of one year. According to the statutes of the Foundation, its Board of Governors can and shall provide for members of its own Board of Governors to be elected to Novo A/S’ Board of Directors. The Board of Directors of Novo A/S currently consists of four persons, with two directors being members of the Board of the Foundation (Ulf Johansson and Jørgen Boe) and one other director also being member of the Board of Directors of Novo Nordisk A/S (Kurt Anker Nielsen ). The Chairman of the Foundation’s Board of Governors serves as the Chairman of Novo A/S’ Board of Directors.

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

The B shares of the Company are registered with Værdipapir Centralen (VP Securities Services) and are not represented by certificates. Generally, Værdipapir Centralen does not provide the Company with information as to such registration. However, set forth below is information as of 12 January 2006 with respect to (a) any shareholder who is known to the Company to be the owner of more than 5% of any class of the Company’s securities and (b) the total amount of any class owned by the directors and Executive Management as a group:

Title of class	Identity of person or group	Shares owned		Percent of class	Percent of total votes

A shares	Novo A/S	53,743,600	[5]	100.00	66.56
B shares	Novo A/S	36,703,662		12.20	4,55
B shares	The Capital Group Companies Inc.	35,511,008		11.80	4.40
	Danish Labor Market Supplementary Pension Scheme (ATP)	14,281,629		4.75	1.77
B shares	Novo Nordisk A/S and affiliates (treasury shares)	30,979,219		10.30	0.00
B shares	Board of Directors and Executive Management	74,782		0.02	0.01

In April 2004, Novo Nordisk announced a share buy-back scheme of DKK 5 billion. At the end of 2005, 16,137,118 shares corresponding to DKK 5 billion had been repurchased, thereby completing this program.

5 The number of A shares is calculated as an equivalent of the trading size (DKK 2) of the listed B shares but is not formally divided into number of shares. The A shares are not listed on any stock exchange.

Back to Contents

The Board of Directors has approved the initiation of a new share repurchase programme of DKK 6 billion which will be exercised in 2006 and 2007. The objective is to align Novo Nordisk’s capital structure to the expected positive development in free cash flow. The completion of the new programme will be subject to the shareholders’ approval at the Annual General Meeting on 8 March 2006 of the proposed reduction of the company’s share capital.

As the B shares are in bearer form, it is not possible to give an accurate breakdown of the holdings and number of shareholders per country. It is, however, estimated that approximately 62% of the B share capital was held in Denmark at the end of 2005. Approximately 21% of the B share capital is estimated to be held in North America. The estimated total number of shareholders is more than 80,000 of which more than 60,000 are estimated to be Danish residents and 10,000 to be resident in the US.

RELATED PARTY TRANSACTIONS

Related parties are considered to be the Novo Nordisk Foundation, Novo A/S, the Novozymes Group (due to shared controlling shareholder), associated companies, the Board of Directors and officers of these entities and Management of Novo Nordisk. Novo Nordisk has access to certain assets of and can purchase certain services from Novo A/S and the Novozymes Group and vice versa. All agreements relating to such assets and services are based on the list prices used for sales to third parties where such list prices exist, or the price has been set at what is regarded as market price. The material terms of these agreements are renegotiated annually.

In May 2005 Novo Nordisk A/S acquired 2,139,118 B-shares, worth DKK 646 mill, from Novo A/S as part of the, ongoing DKK 5 billion share repurchase program. The transaction price was DKK 301.80 per share and was calculated as the average market price from 29 April to 13 May 2005 in the open window, following the announcement of the financial results for the first quarter of 2005.

Related party transactions in 2003, 2004 and 2005 are primarily payments for services provided between the Novo Nordisk Group and the Novozymes Group and transactions with associated companies. The financial impact of these transactions is limited.

The total DKK amount of transactions with associated companies has decreased in 2005, primarily due to lower level of acquired intellectual property rights from associated companies. There have not been any significant transactions with related parties out of the ordinary course of business since 31 De-cember 2005. For further information please refer to Note 33 in the Annual Report 2005.

In 2004 the total DKK amount of transactions with associated companies has increased, primarily due to the acquisition of certain intangible property rights from associated companies. There have not been any significant transactions with related parties out of the ordinary course of business since 31 De-cember 2004 other than the purchase of certain assets from one of its associated companies, Aradigm Corporation, in January 2005. For further information please refer to Note 37 in the Annual Report 2004.

In 2003 the total DKK amount of transactions with associated companies has decreased, primarily due to lower sales from Novo Nordisk to associated companies, and lower equity contribution to Aradigm Corp. There have not been any significant transactions with related parties out of the ordinary course of business since 31 December 2003.

There have not been and are no loans to the Board of Directors or Executive Management in 2003, 2004 and 2005.

For further information on related party transactions, please refer to Note 38 of the Annual Report 2004, Note 35 of the Annual Financial Report 2003

Back to Contents

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

Dividend policy
At the Annual General Meeting on 8 March 2006, the Board of Directors will propose a dividend of DKK 6.00 per share. No dividends will be paid on the Company’s holding of its treasury shares. It is the intention of the Board of Directors that, over time, the payout ratio of Novo Nordisk shall be at the level of comparable companies.

Legal proceedings
Reference is made to Note 37 and page 4 and 5 in the Annual Report 2005 regarding legal proceedings.

Significant changes
Reference is made to Note 37 in the Annual Report 2005 for significant events after the balance sheet date. For information on important events in the financial year of 2005, please refer to ‘Important events in 2005’ under Item 4.

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

Back to Contents

	DKK per B share		USD per ADR

	High	Low	High	Low
2001	393	277	46.30	34.70
2002	340	168	40.60	21.50
2003	251	174	41.23	25.10
2004	331	230	55.28	39.03
2005	356	282	60.10	49.59

2004
1st Quarter	291	230	48.40	39.03
2nd Quarter	324	276	53.47	44.41
3rd Quarter	331	305	55.28	49.09
4th Quarter	329	290	54.98	49.41

2005
1st Quarter	325	282	58.74	49.22
2nd Quarter	340	292	60.10	49.59
3rd Quarter	332	302	55.69	48.05
4th Quarter	356	304	56.72	48.54

July 2005	318	312	51.96	50.03
August 2005	332	314	55.69	51.12
September 2005	320	302	53.84	48.05
October 2005	320	304	52.30	48.54
November 2005	345	321	54.68	51.66
December 2005	340	356	56.72	53.47
1-26 January 2006	338	357	57.49	54.79

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

American Depositary Receipts (‘ADRs’) representing the B shares, as evidenced by American Depositary Receipts issued by JP Morgan Chase Bank of New York, as the Depositary, have been listed on the New York Stock Exchange since 1981. As of 31 December 2005, 13,549,500 B share equivalents (representing 5.0% of the outstanding B shares, adjusted for the treasury shares) were held in the form of ADRs.

Back to Contents

SELLING SHAREHOLDERS

Not applicable.

DILUTION

Not applicable.

EXPENSES OF THE ISSUE

Not applicable.

ITEM 10     ADDITIONAL INFORMATION

SHARE CAPITAL

Not applicable.

MEMORANDUM AND ARTICLES OF ASSOCIATION

See Item 10 in the Form 20-F filed for the fiscal year ended 31st December 2004.

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

TAXATION

The following summary outlines certain US and Danish tax consequences to holders of ADRs or B shares who are citizens or residents of the US under the current Convention between the Government of the United States of America and the Government of the Kingdom of Denmark for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the ‘Current Convention’).

For purposes of the United States Jobs and Growth Tax Relief Reconciliation Act of 2003 (P-L. 108-27, 117 Stat. 752) and the Internal Revenue Code of 1986 as amended (the ‘US Code’), and the Current Convention, the holders of ADRs will be treated as the owners of the underlying B shares.

Under the usual Danish tax procedure withholding tax is deducted from dividend payments to US residents and corporations at a 28% rate, the rate which is generally applicable in the case of non-residents in Denmark without regard to eligibility for a reduced treaty rate. Under the Current Convention, however, the maximum rate of Danish tax which may be imposed on a dividend paid to a US resident or corporation not having a ‘permanent establishment’ (as defined therein) in Denmark is 15%. US residents and corporations who are eligible for the reduced treaty rate may apply to the Danish tax authorities to obtain a refund of the withholding tax exceeding the maximum rate.

Back to Contents

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

Subject to the limitations and conditions provided in the Jobs and Growth Tax Relief Reconciliation Act of 2003 (P-L. 108-27, 117 Stat. 752), a US citizen will be taxed at a maximum of 15% of the dividend, as the dividend is received from a Qualified Foreign Corporation (QFC); Novo Nordisk A/S is a Qualified Foreign Company. It is a condition that the ADR holder fulfils certain holding period requirements.

Subject to the limitations and conditions provided in the US Tax Code, the ADR holder may elect to credit the Danish taxes paid on dividends against its US federal income tax liability. The credit includes taxes initially withheld from dividends declared to the extent the withheld taxes are not repayable to the United States shareholder. For US federal income tax purposes, the full dividend payment, without reduction for Danish withholding tax, is treated as a foreign source dividend.

Subject to the limitations and conditions provided in the US Tax Code, a US resident or domestic corporation may elect to credit against its US federal income tax liability Danish taxes paid on dividends from a Danish corporation. The credit includes taxes initially withheld from dividends declared to the extent the withheld taxes are not repayable to the US shareholder. Alternatively, subject to applicable limitations, a US shareholder may elect to deduct Danish taxes withheld from dividend payments which will generally constitute passive income for certain shareholders. For US federal income tax purposes, the full dividend payment, without reduction for Danish withholding tax, is treated as a foreign source dividend.

Under the US Tax Code, US corporations receiving dividend payments from Danish corporations generally will be taxable as income on the dividend and are not eligible for any dividend-received deduction. The full amount of dividends declared, without reduction for any Danish tax withheld, will be included in the gross income of the recipient US Corporation for US federal income tax purposes, subject to the aforementioned foreign tax credit.

Sales of ADRs or B shares
Gains or losses derived from the sale of ADRs or B shares by an individual not a resident of Denmark or a non-Danish corporation not doing business in Denmark are not subject to Danish taxation, but are subject to the general US tax rules applicable to such transactions by US citizens, residents or domestic corporations. A United States shareholder will recognize capital gain or loss for US federal income tax purposes on a sale or other disposition of ADRs or B shares in the same manner as on the sale or other disposition of any other shares. In addition, any non-resident of Denmark may transfer out of Denmark any convertible currency representing the proceeds of the sales of ADRs or B shares in Denmark.

As the above sections is a general description please consult your own tax advisers concerning the U.S. federal, state local and foreign tax consequences of purchasing, owning and disposing of class B shares or ADRs in your particular circumstances.

DIVIDENDS AND PAYING AGENTS

Not applicable.

STATEMENT BY EXPERTS

Not applicable.

Back to Contents

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

ITEM 11     QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISKS

Financial exposure and financial risk management
For a description and discussion of the Company’s foreign exchange risk management, interest risk management, counterparty risk management and equity price risk management, please refer to Note 36 and the section on Risk management on page 56 - 57 in the Annual Report 2005.

Sensitivity analysis
When conducting a sensitivity analysis, the Group assesses the change in fair value on the market-sensitive instruments following hypothetical changes in market rates and prices. The rates used to mark-to-market the instruments are market data from the end of 2005.

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

An interest rate change has a very limited effect on the Group’s financial instruments. In the table below is shown how a 1 percentage point change of the interest rate level, all other variables being unchanged, would change the fair value of the Group’s financial instruments. In order to make the two years comparable the figures of 2004 have been adjusted to include interest rate swaps and cross currency swaps.

The result of the sensitivity analysis at the end of 2005 is as follows:

	Interest rate level	Fair value of Group’s financial instruments (DKK million)
2005	+ 1 percentage point	+ 51
	- 1 percentage point	- 51
2004	+ 1 percentage point	+ 55
	- 1 percentage point	- 55

Back to Contents

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

At the end of 2005, a 5% increase in the levels of all foreign exchange rates against the DKK, i.e. a unilateral weakening of DKK, would, all other variables being unchanged, result in a decrease in the fair value of the Group’s financial positions of DKK 347 million. A 5% decrease in the levels of all foreign exchange rates against DKK, i.e. a unilateral strengthening of DKK, would, all other variables being unchanged, increase the value of the Group’s financial positions by DKK 347 million.

In comparison, at the end of 2004, a 5% increase in the levels of all foreign exchange rates against the DKK, i.e. a unilateral weakening of DKK, would, all other variables being unchanged, result in a decrease in the fair value of the Group’s financial positions of DKK 294 million. A 5% decrease in the levels of all foreign exchange rates against DKK, i.e. a unilateral strengthening of DKK, would, all other variables being unchanged, increase the value of the Group’s financial positions by DKK 294 million.

To reflect the Danish fixed rate policy vis-à-vis EUR, an alternative calculation has been made. This calculation assumes that DKK remains unchanged versus EUR, i.e. that DKK and EUR weaken by 5% against all other currencies. Likewise it is assumed that DKK and EUR strengthen by 5% against all other currencies.

At the end of 2005, a 5% increase in the levels of foreign exchange rates against DKK and EUR would, all other variables being unchanged, result in a decrease in the fair value of the Group’s financial positions of DKK 469 million. A 5% decrease in the levels of all foreign exchange rates against DKK and EUR would, all other variables being unchanged, increase the value of the Group’s financial positions by DKK 491 million.

In comparison, at the end of 2004, a 5% increase in the levels of all foreign exchange rates against the DKK and EUR would, all other variables being unchanged, result in a decrease in the fair value of the Group’s financial positions of DKK 394 million. A 5% decrease in the levels of all foreign exchange rates against DKK and EUR would, all other variables being unchanged, increase the value of the Group’s financial positions by DKK 417 million.

ITEM 12     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Back to Contents

ITEM 14     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15     CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures
Novo Nordisk maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in reports that Novo Nordisk files under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the United States Securities and Exchange Commission

Novo Nordisk’s Chief Executive Officer and Chief Financial Officer have evaluated the Company’s disclosure controls and procedures as of the end of 2005. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective at the reasonable assurance level for gathering, analyzing and disclosing the information the Company is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms.

In designing and evaluating the disclosure controls and procedures, Management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

Report of Novo Nordisk Management on Internal Control Over Financial Reporting
Novo Nordisk’ Board of Directors, the Audit Committee and Executive Management are responsible for establishing and maintaining adequate internal control over financial reporting. The Novo Nordisk Group’s internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements.

All internal control systems no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Novo Nordisk’s Chief Executive Officer and Chief Financial Officer assessed the effectiveness of the Group’s internal control over financial reporting as of December 31, 2005. In making this assessment, they used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment the Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2005, Novo Nordisk Group’s internal control over financial reporting is effective based on those criteria.

Management’s assessment of the effectiveness of internal control over financial reporting as of De-cember 31, 2005 has been audited by PricewaterhouseCoopers, Statsautoriseret Revisionsinteressent-skab, Denmark, an independent registered public accounting firm, as stated in their report which is included on page 35-36.

Changes in internal controls over financial reporting
There were no changes in the Company’s internal control over financial reporting that occurred during the year ended 31 December 2005, that have materially affected, or are reasonably likely to materially affect the Company’s internal control over financial reporting.

Back to Contents

ITEM 16A     AUDIT COMMITTEE FINANCIAL EXPERT

Novo Nordisk’s Board of Directors has determined that Kurt Anker Nielsen and Niels Jacobsen, both serving on Novo Nordisk’s Audit Committee, qualify as Audit Committee Financial Experts as defined under the Sarbanes-Oxley Act.

ITEM 16B     CODE OF ETHICS

Novo Nordisk has an ethics framework consisting of a number of rules and guidelines, including but not limited to the Novo Nordisk Way of Management, which consists of the Company’s Vision, Charter, commitment to the Triple Bottom Line and Policies as well as a business ethics policy and procedure. This framework is applicable to all employees in Novo Nordisk including the Board of Directors and Management.

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

For further information on the Novo Nordisk Way of Management please visit Novo Nordisk´s home-page at novonordisk.com (The contents of the website are not incorporated by reference into this Form 20-F.)

ITEM 16C     PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit fees
Reference is made to Note 8 in the Annual Report 2005 regarding aggregate audit fees.

Statutory audit
Statutory audit fees consist of fees billed for the annual audit of the Company’s annual report, the financial statements of the Parent Company, Novo Nordisk A/S and financial statements of fully-owned affiliates including audit of internal controls over financial reporting (Sarbanes-Oxley Act. Section 404). The fees also include fees billed for other audit services, which are those services that only the statutory auditor can provide, and include the review of documents filed with the SEC.

Audit-related fees
Fees for audit-related services consist of fees billed for assurance and related services that are related to the performance of the audit or review of the Company’s annual report and include consultations concerning financial accounting and reporting standards.

Tax fees
Fees for tax advisory services include fees billed for tax compliance services, tax consultations, such as assistance and representation in connection with tax audits and appeals, transfer pricing, tax planning services; and expatriate tax services.

All other fees
All other fees include fees billed for services such as wholesaler audits.

Back to Contents

Pre-approval policies
The Audit Committee assesses and pre-approves all audit and non-audit services provided by Pricewa-terhouseCoopers. The pre-approval includes the type of service and a fee budget. Furthermore, the Audit Committee receives a quarterly update on actual services provided and fees realized.

ITEM 16D     EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E     PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

2005	Total Number of Shares Purchased (a)	Average Price Paid per Share in DKK (b)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (c)	Maximum Approximate Value of Shares that may yet be purchased under the Plans or Programs in DKK (d)
January 1–31	0	0	0	3,018,930,823
February 1–28	280,000	316.57	280,000	2,930,291,573
March 1–31	435,000	318.52	435,000	2,791,734,612
April 1–30	0	0	0	2,791,734,612
May 1–31	3,489,118	303,41	3,489,118	1,733,086,683
June 1–30	1,356,000	311.29	1,356,000	1,310,972,918
July 1–31	354,000	315.08	354,000	1,199,435,324
August 1–31	856,000	320.78	856,000	924,847,704
September 1–30	1,964,000	311.78	1,964,000	312,514,970
October 1–31	0	0	0	312,514,970
November 1–30	923,000	336,47	923,000	0
December 1–31	0	0	0	0
Total	9,657,118	312.41	9,657,118

Note to column (a)
Acquisition of treasury shares during 2005 is part of the share buy-back program of up to DKK 5 billion worth of Novo Nordisk B shares announced in April 2004, which was initiated in order to align the capital structure with the expected development in cash flow.

Notes to columns (c) and (d)
All shares have been purchased as part of the share buy-back program, which was accelerated and completed in 2005.

PART III

ITEM 17     FINANCIAL STATEMENTS

The financial statements required by this item accompany this Annual Report as the Novo Nordisk Annual Report 2005 (see Exhibit 14.1).

In the Annual Report 2005, Novo Nordisk discloses some non-GAAP financial measures as defined in Regulation G, including:

Back to Contents

•	Free cash flow;
•	Cash/earnings; and
•	Return on invested capital (ROIC).
•	Financial resources at the end of the year.

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

Below is a reconciliation of free cash flow to the GAAP measure ‘Cash flow from operating activities’.

Reconciliation of free cash flow
DKK Million		2003	2004	2005
	Free cash flow	3,846	4,278	4,833
+	Net change in marketable securities (>3 months)	(1,516)	1,310	(1,032)
+	Cash flow from investing activities	3,819	2,001	4,911
=	Cash flow from operating activities	6,149	7,589	8,712

Cash/earnings
Cash/earnings is defined as ‘free cash flow as a percentage of net profit’.

Cash/earnings measures the Group’s ability to turn earnings into cash and is, therefore, in the eyes of Management a meaningful measure for public use to demonstrate a sound cash flow development from operations. That is why free cash flow is used as the numerator instead of net cash flow, because it is the ability of operations to generate cash which should be captured. Cash/earnings is reconciled to ‘Cash flow from operating activities / earnings in %’as follows:

Reconciliation of cash/earnings

DKK Million		2003	2004	2005
	Numerator
	Free cash flow	3,846	4,278	4,833

	Denominator
	Net profit	4,833	5,013	5,864

	Cash/earnings (as reported in AFR) in %	79.6%	85.3%	82,4%

	Numerator
	Free cash flow	3,846	4,278	4,833
+	Net change in marketable securities (>3 months)	(1,516)	1,310	(1,032)
+	Cash flow from investing activities	3,819	2,001	4,911
=	Cash flow from operating activities	6,149	7,589	8,712

	Denominator
	No reconciliation

	Cash flow from operating activities	6,149	7,589	8,712
/	Net profit	4,833	5,013	5,864
=	Cash flow from operating activities / Net profit in %	127.2%	151.4%	148.6%

Back to Contents

Return on invested capital (ROIC)
ROIC is defined as ‘operating profit after tax (using the effective tax rate) as a percentage of average stocks, debtors, tangible and intangible fixed assets less non-interest bearing liabilities including provisions (where average is the sum of above assets and liabilities at the beginning of the year and at year-end divided by two)’. ROIC from 2003 and 2004 have been adjusted in order to make it comparable to 2005.

ROIC is used by Management as a measure for financial performance. Management believes that ROIC captures the Group’s ability to provide a competitive return on investments in the Group compared to investing in the capital market.

Reconciliation of ROIC

DKK Million		2003	2004	2005

	Operating profit after tax	4,206	4,691	5,759
/	Average non-interest bearing balance sheet items	20,600	21,813	23,295
=	ROIC (as reported in Annual Report) in %	20.4%	21.5%	24.7%

	Numerator
	Reconciliation of Operating profit after tax to Operating profit

	Operating profit after tax	4,206	4,691	5,759
/	(1-effective tax rate) in %	65.5%	67.2%	71,2%
=	Operating profit	6,422	6,980	8,088
	Denominator
	Reconciliation of Average non-interest bearing balance sheet items to Equity

	Average non-interest bearing balance sheet items as used in ROIC calculation	20,600	21,813	23,295
*	2	41,200	43,626	46,590
-	Non-interest bearing balance sheet items at the beginning of the year	19,957	21,243	22,384

=	Non-interest bearing balance sheet items at the end of the year	21,243	22,383	24,206

	Non-interest bearing balance sheet items at the end of the year	21,243	22,383	24,206
+	Investments in associated companies	1,040	883	926
+	Other fixed asset investments	80	159	169
+	Marketable securities and derivative financial instruments	2,879	1,341	1,722
+	Cash at bank and in hand	1,262	3,433	3,303
-	Long-term debt	(753)	(1,188)	(1,248)
-	Short-term debt	(975)	(507)	(1,444)
=	Equity at the end of the year (as reported in the AFR)	24,776	26,504	27,634

	Operating profit	6,422	6,980	8,088
/	Equity	24,776	26,504	27,634
=	Operating profit / Equity in %	25.9%	26.3%	29.3%

Back to Contents

ROIC in 2005 has been positively impacted by non-recurring reduction in the effective tax rate. Adjusted for this factor, ROIC would have been 23.9%.

Financial resources at the end of the year
Financial resources at the end of the year is defined as the sum of cash and cash equivalents at the end of the year, bonds with original term to maturity exceeding three months and undrawn committed credit facilities.

Additional required information

Valuation and qualifying accounts	2003	2004	2005

Allowances for doubtful trade receivables:
Balance at the beginning of the year	456	398	369
Changes in allowances during the year	(28)	(3)	72
Realized losses during the year	(30)	(26)	(22)
Balance at the end of the year	398	369	419

ITEM 18     FINANCIAL STATEMENTS

The Registrant has responded to Item 17 in lieu of responding to this item.

Back to Contents

ADDITIONAL INFORMATION

Enforceability of civil liabilities
The Company is a Danish corporation and substantially all of its directors and officers, as well as certain independent accountants named herein, are non-residents of the US. A substantial portion of the assets of the Company, its subsidiaries and such persons are located outside the US. As a result, it may be difficult for shareholders of the Company to effect service within the US upon directors, officers and independent accountants who are not residents of the US or to enforce judgments in the US. In addition, there can be no assurance as to the enforceability in Denmark against the Company or its respective directors, officers and independent accountants who are not residents of the US, or in actions for enforcement of judgments of US courts, of liabilities predicated solely upon the federal securities law of the US.

Back to Contents

ITEM 19     EXHIBITS

a. Annual Report

The following pages from the Annual Report 2005, filed on Form 6-K, dated 6 February 2006, are incorporated by reference.

Page(s) in the Annual Report

Business results	[8-13]
Research and development pipeline	[12-13]
Management report and discussion 2005	[42-51]
Financial highlights	[52]
Corporate governance	[54-55]
Risk management	[56-57]
Consolidated income statements for the years ended 31 December [2003, 2004 and 2005]	[58]
Consolidated balance sheets at 31 December 2004 and 2005	[59]
Consolidated cash flow and financial resources for the years ended 31 December [2003, 2004 and 2005]	[60]
Consolidated statements of changes in equity for the years ended 31 December [2003, 2004 and 2005]	[61]
Notes to the consolidated financial statements	[62-91]
Note 38, Reconciliation to US GAAP	[90-91]
List of companies in the Novo Nordisk Group	[100-101]
Summary of financial data 2001-2005	[102-103]
Management Statement	[105]
Board of Directors	[108-109]
Executive Management	[110]
Shareholder information	[111-112]

Back to Contents

b. Exhibits

List of exhibits:

Exhibit No.	Description	Method of filing

8.1	List of companies in the Novo Nordisk Group	Incorporated by reference to pages 100-101 of the Annual Report 2005 filed on Form 6-K dated 6 February 2006.

12.1	Certification of Lars Rebien Sørensen, President and Chief Executive Officer of Novo Nordisk, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed together with this Form 20-F for 2005.

12.2	Certification of Jesper Brandgaard, Executive Vice President and Chief Financial Officer of Novo Nordisk, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed together with this Form 20-F for 2005.

13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Filed together with this Form 20-F for 2005.

14.1	Registrant’s Annual Report for the fiscal year ended December 2005.	Incorporated by reference to the Registrant’s Report on Form 6-K dated 6 February 2006.

14.2	Registrant’s Annual Report for the fiscal year ended December 2004.	Incorporated by reference to the Registrant’s Report on Form 6-K dated 22 February 2005.

Back to Contents

Novo Nordisk A/S

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Novo Nordisk A/S:

We have completed an integrated audit of Novo Nordisk A/S’s 2005 consolidated financial statements and of its internal control over financial reporting as of December 31, 2005 and audits of its 2004 and 2003 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Novo Nordisk A/S and its subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 expressed in Danish kroner and incorporated with reference to the Registrant’s Annual Report (the pages listed in item 19 of the Form 20-F) filed on Form 6-K dated February 6, 2006 in conformity with International Financial Reporting Standards. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

IFRS vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 38 to the consolidated financial statements in the 2005 Annual Report on Form 20-F.

Back to Contents

Internal control over financial reporting

Also, in our opinion, Management’s assessment, included in Management’s Report on Internal Control Over Financial Reporting appearing under Item 15, that the Company maintained effective internal control over financial reporting as of December 31, 2005 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control - Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

26 January 2006
Copenhagen, Denmark

PricewaterhouseCoopers
Statsautoriseret Revisionsinteressentskab

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

Dated: 26 January 2006