Form 20-F/A
period 2005-12-31
NOVO NORDISK A S
filed 2006-10-24
CIK 353278

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20 - F/A

Amendment No. 1
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

Back to Contents

Explanatory Note

This Amendment No. 1 on Form 20-F/A filed by Novo Nordisk A/S (the “Company”) amends the Company’s Annual Report on Form 20-F for the annual period ending December 31, 2005.

The purpose of this Amendment No. 1 is solely to include conformed signatures in Exhibits 12.1, 12.2 and 13.1, which were inadvertently omitted in the original filing.

The Company has not updated any of the disclosures in this Form 20-F/A to speak as of a date after the original February 6, 2006 filing of the Company’s Annual Report on Form 20-F, and this Form 20-F/A does not amend or update the information in such Annual Report in any way to reflect developements since that date other than to include the conformed signatures described above.

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

26 January 2006
Copenhagen, Denmark

PricewaterhouseCoopers
Statsautoriseret Revisionsinteressentskab

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

NOVO NORDISK A/S

/s/ Lars Rebien Sørensen		/s/ Jesper Brandgaard

Name:	Lars Rebien Sørensen	Name:	Jesper Brandgaard
Title	President and Chief Executive Officer	Title:	Executive Vice President and Chief Financial Officer

Dated: 24 October 2006