Form 20-F
period 2006-12-31
NOVO NORDISK A S
filed 2007-02-09
CIK 353278

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20 - F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 31 December 2006
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

A shares, nominal value DKK 2 each:	53,743,600
B shares, nominal value DKK 2 each:	263,503,331

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒	No ☐

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

Throughout this Form 20-F the Company incorporates information on the various items by reference to its Annual Report 2006 and Annual Report 2005. Therefore the information in this Form 20-F should be read in conjunction with our Annual Report 2006 and Annual Report 2005, which were filed on Form 6-K on 9 February 2007 and on 6 February 2006, respectively.

The Company publishes its financial statements in Danish kroner (DKK).

PART I

ITEM 1    IDENTITY OF DIRECTORS, EXECUTIVE MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2    OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3    KEY INFORMATION

SELECTED FINANCIAL DATA

US GAAP figures in DKK millions, except per share data	2002	2003	2004	2005	2006

Net sales	24,866	26,158	29,031	33,760	38,743
Operating profit from continuing operations	5,932	6,407	6,707	7,668	8,784
Operating profit	5,932	6,407	6,707	7,668	8,784
Net profit from continuing operations	4,270	4,844	4,685	4,898	6,310
Net profit	4,270	4,844	4,685	4,898	6,310
Earnings per share/ADR from continuingoperations	12.32	14.20	13.92	14.92	19.66
Total assets	32,077	35,004	37,643	41,887	44,347
Net assets	22,826	25,155	26,582	26,984	29,235
Capital stock	709	709	709	709	674
Treasury stock	(19)	(33)	(45)	(61)	(39)
Dividends per share/ADR	3.60	4.40	4.80	6.00	7.00	*)
Dividends per share/ADR in USD	0.51	0.74	0.88	0.95	1.24	*)
Diluted earnings per share/ADR	12.30	14.18	13.86	14,86	19.55
Number of shares (million)	354.7	354.7	354.7	354.7	337.0

*)  Proposed dividend per share. For USD translation the exchange rate at 31 December 2006 from Danmarks Nationalbank (The Central Bank of Denmark) is used (USD 1 = DKK 5.6614)

Reference is made to ‘Consolidated Financial Statement’, page 54-104 in our Annual Report 2006 for further financial data.

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

Month	High	Low

July 2006	5.9774	5.8310
August 2006	5.8663	5.7754
September 2006	5.8964	5.8050
October 2006	5.9573	5.8542
November 2006	5.8706	5.6474
December 2006	5.6920	5.5929
1-26 January 2007	5.7806	5.6191

Year	Average rate[2]	Period end rate	High	Low

2002	7.8403	7.0822	8.6591	7.0822
2003	6.5271	5.9576	7.1592	5.9554
2004	5.9774	5.4676	6.3047	5.4580
2005	6.0298	6.3241	6.3917	5.5061
2006	5.9118	5.6614	6.3082	5.5929

CAPITALIZATION AND INDEBTEDNESS

Not applicable.

REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

RISK FACTORS

Forward-looking Statement
The information set forth in this annual report on Form 20-F contains forward-looking statements as the term is defined in the US Private Securities Litigation Reform Act of 1995.

This in particular relates to information included under the headings ‘Off-Balance Sheet Arrangements’ and ‘Tabular Disclosure of Contractual Obligations’ under Item 5 and in the Company’s Annual Report 2006, including under the headings ‘Risk Management’, ‘Management report and discussion 2006’ and note 32 ‘Financial Risk’ with reference to plans, forecasts, expectations, strategies, projections and assessment of risks.

Words such as ‘believe’, ‘expect’, ‘may’, ‘will’, ‘plan’, ‘strategy’, ‘prospect’, ‘foresee’, ‘estimate’, ‘project’, ‘anticipate’, ‘can’, ‘intend’ and similar words identify forward-looking statements.

Examples of such forward-looking statements include, but are not limited to:

•	statements of plans, objectives or goals for future operations including those related to Novo Nordisk’s products, product research, product introductions and product approvals as well as co-operations in relation thereto

[2]	The average exchange rate is calculated by using the exchange rate on the last day of each month according to Danmarks Nationalbank’s daily official exchange rates.

Back to Contents

•	statements containing projections of revenues, income (or loss), earnings per share, capital expenditures, dividends, capital structure or other net financials
•	statements of future economic performance
•	statements of the assumptions underlying or relating to such statements.

These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them. Moreover, such statements are not guarantees of future results. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. Novo Nordisk cautions that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements.

Factors that may affect future results include, but are not limited to, interest rate and currency exchange rate fluctuations, delay or failure of development projects, interruptions of supplies and production, product recall, pressure on insulin prices, unexpected contract breaches or terminations, government-mandated or market driven price decreases for Novo Nordisk’s products, introduction of competing products, Novo Nordisk’s ability to successfully market current and new products, exposure to product liability and legal proceedings and investigations, changes in reimbursement rules and governmental laws and related interpretation thereof, perceived or actual failure to adhere to ethical marketing practices, developments in international activities, which also involve certain political risks, investments in and divestitures of domestic and foreign companies and unexpected growth in costs and expenses.

Forward-looking statements speak only as of the date they were made and, unless required by law, Novo Nordisk is under no duty and undertakes no obligation to update or revise any of them , after the distribution of this annual report, whether as a result of new information, future events or otherwise.

ITEM 4    INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

Novo Nordisk A/S was formed in 1989 by a merger of two Danish companies, Nordisk Gentofte A/S and Novo Industri A/S. Novo Industri A/S was the surviving company and its name was changed to Novo Nordisk A/S. The business activities of Nordisk Gentofte A/S were established in 1923 by August Krogh, H. C. Hagedorn and A. Kongsted, and the business activities of Novo Industri A/S were established in 1925 by Harald and Thorvald Pedersen. The business of both companies from the beginning was production and sale of insulin for the treatment of diabetes. After splitting-off its historical industrial enzyme business into the separate company, Novozymes A/S, in November 2000 Novo Nordisk today is a focused healthcare company.

Legal name:	Novo Nordisk A/S
Commercial name:	Novo Nordisk
Domicile:	Novo Allé 1, DK-2880 Bagsværd, DENMARK
Tel: +45 4444 8888
Fax: +45 4449 0555
Website: www.novonordisk.com

(The contents of this website are not incorporated by reference into this Form 20-F.)

Date of incorporation:	28 November 1931
Legal form of the Company:	A Danish limited liability company
Legislation under which
the Company operates:	Danish law
Country of incorporation:	The Kingdom of Denmark

Back to Contents

Important events in 2006
Reference is made to ‘Business results 2006’, pages 6–19 in our Annual Report 2006 for a list of important events in 2006.

Capital expenditure in 2006, 2005 and 2004
The total net capital expenditure for property, plant and equipment was DKK 2.8 billion in 2006 compared with DKK 3.7 billion in 2005 and DKK 3.0 billion in 2004. The lower level of capital expenditure in 2006, compared to the previous two years, was primarily related to lower overall investment needs and completion of a number of investments in Denmark, the US and Brazil.

Investments in 2006 were mainly capacity expansion within the diabetes care area, increasing the capacity for modern insulin (insulin analogues), insulin formulation and filling as well as insulin delivery devices and GLP-1 analogue. The investments are financed internally. No significant divestments took place in the period 2003-2006. No significant investments or divestments have taken place in 2007 to date.

Novo Nordisk expects to invest around DKK 3 billion in fixed assets in 2007. Significant investments are expected in Denmark, the United States, China and Brazil. The expected level of investment in 2007 is primarily related to the construction of additional assembly capacity for disposable devices, as well as construction of launch capacity for new products.

Public takeover offers in respect to the Company’s shares
No such offers have occurred during 2006 or 2007 to date.

BUSINESS OVERVIEW

Novo Nordisk is a healthcare company and a world leader in diabetes care. The company has one of the broadest diabetes product portfolios in the industry, including some of the most advanced products in the area of insulin delivery systems. In addition, Novo Nordisk has a leading position in areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nord-isk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. Headquartered in Denmark, Novo Nordisk employs approximately 23,000 full-time equivalent employees in approximately 80 countries, and markets its products in approximately 180 countries.

Back to Contents

Segment information
Novo Nordisk is engaged in the discovery, development, manufacturing and marketing of pharmaceutical products and has two business segments – diabetes care and biopharmaceuticals. The diabetes care segment covers Novo Nordisk’s insulin franchise, including insulin analogues, human insulin and insulin-related sales and OADs (oral antidiabetic drugs). The biopharmaceuticals segment covers the therapy areas: haemostasis management (NovoSeven®), growth hormone therapy, hormone replacement therapy and other products.

For information on sales by business segment and geographic segment, reference is made to Annual Report 2006 Note 4 ‘Segment information’.

Seasonality
Sales of individual products in individual markets may be subject to seasonality and fluctuations from quarter to quarter, but besides a general trend of increasing sales per quarter between the first quarter to fourth quarter, the Company’s consolidated results of operations have not been subject to significant seasonality.

Raw materials
As a focused healthcare company the impact on the overall profitability of Novo Nordisk from variations in raw material prices is unlikely to be significant. No raw material supply shortage has had a significant impact on the Company’s ability to supply the market. The Company’s production is largely based on common and readily available raw materials with relatively low price volatility. Certain specific raw materials are, however, less available. For these raw materials, it is the policy of Novo Nordisk to develop close and long-term relationships with key suppliers as well as to secure dual sourcing whenever possible and when relevant maintain a minimum safety level of raw material inventories.

Marketing and competition
Novo Nordisk’s insulin and other pharmaceutical products are marketed and distributed through subsidiaries, distributors and independent agents with responsibility for specific geographical areas. The most important markets are the United States, Japan and the major European countries. Key emerging markets, such as China, Russia, India and Turkey, are increasingly adding to growth.

Market conditions within the pharmaceutical industry continue to change, including efforts by both private and governmental entities to reduce/control costs in specific therapeutic areas.

Historically, the market for insulin has been more sensitive to quality of products and services than to price. Most of the countries, in which the Company sells insulin, subsidize or control pricing. In most markets insulin is a prescription drug. In the United States, however human insulin may be sold over the counter whereas modern insulin (insulin analogues) requires a prescription.

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

Several of the major international pharmaceutical companies have entered the diabetes market, specifically in the area of oral products for treatment of type 2 diabetes. The insulin market has few producers and Novo Nordisk, Eli Lilly and Sanofi-Aventis are the only three global companies.

Patents
Patents are important intellectual property rights of Novo Nordisk. Novo Nordisk endeavors to secure the strongest possible protection for those inventions, which will maintain and expand the competitiveness of Novo Nordisk in accordance with the Company’s Vision, Business Strategies, Patent Policy and the competitive environment.

Back to Contents

The Company anticipates that the expiration of certain patents could have impact on the sales of the Company within the next five years. However, with the continuing transition from human insulin to modern insulin (insulin analogues), an increasing proportion of Novo Nordisk’s sales in the major markets is protected by patents for modern insulin (insulin analogues) expiring in 2011 and beyond. Furthermore, with the exception of Japan, where the NovoSeven® patent is scheduled to expire in 2008, NovoSeven® sales are protected by patents which expire in 2010 and 2011. Activ-elle®/Activella® sales may become exposed to generic competition in the US in 2007 and expiration of the Supplementary Protection Certificates in Europe in 2009. Sales of Prandin®/NovoNorm® an oral antidiabetic drug, may become exposed to generic competition because the patent expires from 2009 in the United States and Europe.

Like other companies engaged in production based upon rDNA technology, Novo Nordisk has obtained licenses under various patents which entitle the Company to use processes and methods of manufacturing covered by such patents.

Impact of regulations
As a pharmaceutical company, Novo Nordisk depends on government approvals relating to the production, development, marketing and reimbursement of its products. Important regulatory bodies include the United States Food and Drug Administration and the European Medicines Agency. Treatment guidelines from non-governmental organizations like the European Association for the Study of Diabetes and the American Diabetes Association may also have an impact on the Company.

ORGANIZATIONAL STRUCTURE

For information regarding the organizational structure and securities exchange listings of Novo Nord-isk A/S, reference is made to the sections ‘Corporate governance’ on pages 108-109 and ’Shareholder information’ on pages 115-116 in our Annual Report 2006.

Reference is made to the section ‘Shareholder information’ on pages 115-116 in our Annual Report 2006 regarding the parent (Novo A/S) and ultimate parent of Novo Nordisk (Novo Nordisk Foundation) and their share ownership in Novo Nordisk A/S.

Information about the companies in the Novo Nordisk Group, set forth in the Company’s Annual Report 2006 on pages 100-101, ‘Companies in the Novo Nordisk Group’, is incorporated herein by reference.

PROPERTY, PLANT AND EQUIPMENT

The Company is headquartered in Bagsværd, Denmark where the Company occupies several office buildings.

The Company’s major research and development facilities are located at a number of sites in Denmark.

The major production facilities owned by the Company are located at a number of sites in Denmark, and the international production or processing facilities are located in the United States, France, Japan, China and Brazil.

The Company believes that its current production facilities including facilities under construction are sufficient to meet its capacity requirements. Please refer to the sections ‘Capital expenditure in 2006, 2005 and 2004’ under Item 4 for more information about the current expansion programs. For the nature of the Company’s property, plant and equipment as of 31 December 2005 and 2006 see Note 15 in our Annual Report 2006.

Reference is made to Note 4 in our Annual Report 2006 regarding the location of the property, plant and equipment as of 31 December 2005 and 2006.

Back to Contents

Property, plant and equipment include several production sites worldwide at the end of 2006. There are no material encumbrances on the properties. Active pharmaceutical ingredient production is mainly located in Denmark, primarily in Kalundborg and secondarily in Hillerød, Bagsværd and Gentofte. Below is a tabular presentation of the production sites.

Major production facilities	Size of site, square meters	Major activities
Kalundborg, Denmark 1. Diabetes, 2. Factor VII Production	138,000	Active pharmaceutical ingredients for diabetes Active pharmaceutical ingredients for haemo stasis management
Hillerød, Denmark 1. Devices Manufacturing and Sourcing 2. Diabetes 3. Factor VII Production	86,000	Durable devices and components for disposable devices Products for diabetes. Active pharmaceutical ingredients for haemostasis management.
Montes Claros, Brazil,	59,000	Products for diabetes
Gentofte, Denmark	44,000	Products for growth hormone therapy, gluca pharmaceutical ingredients for diabetes.
Måløv, Denmark	36,000	Hormone replacement therapy products Products for Oral Anti Diabetes treatment
Chartres, France	33,000	Products for diabetes
Bagsværd, Denmark	26,000	Products for diabetes
Clayton, North Carolina, U.S., expansion in progress	24,000	Products for diabetes
Tianjin, China	12,000	Products for diabetes. Durable devices.
Hjørring, Denmark	11,000	Production of needles
Koriyama, Japan	8,000	Packaging of products for the Japanese market
Værløse, Denmark	6,000	Products for diabetes

Facilities for purification of insulin Detemir is now fully ramped up to its nominal capacity. This ensures adequate capacity to complete the global rollout and to meet the growing demand for Levemir®.

The expansion of the Aspart capacity initiated in 2005 has also been completed. This ensures adequate capacity to meet the growing demand in the future for the NovoRapid®/NovoLog® and the No-voMix®/NovoLogMix® products.

Furthermore, an investment is ongoing to establish capacity for a once-daily GLP-1 analogue. Construction is completed and the facility is expected to be approved in 2009.

An expansion project in Montes Claros, Brazil, has been completed and final validation is ongoing. The main objective of the project is to establish additional Penfill® filling capacity. At the end of 2006, Novo Nordisk initiated a project to establish FlexPen® assembly and packaging capacity in Montes Claros.

In 2006, Novo Nordisk Board of Directors approved an investment into an insulin strip launch plant. The strips are intended to be used in connection with the AERx® iDMS pulmonary drug delivery system. The facility is located in Hayward, California and is part of Novo Nordisk Delivery Technologies, Inc.

Back to Contents

Novo Nordisk completed its expansion project in Tianjin, China and the plant will assemble durable devices and will supply both the domestic Chinese market and export markets.

Major production sites worldwide are certified according to the international standard ISO 14001 (Environmental Management Standard), except for the site in Montes Claros, Brazil which is expected to be certified in 2007. The goal is to pursue control of significant environmental impacts of the Company’s operations worldwide. In 2005, a corporate CO2 strategy covering the years 2005-2014 was developed with the aim to reduce CO2 emissions globally. By 2014, Novo Nordisk plans to reduce its CO2 emissions by 10% compared to 2004 emission levels. This is an ambitious target for the company’s climate strategy, considering that Novo Nordisk emissions would increase by an estimated 60-70% in the absence of emission reduction programmes. The target has been defined in an agreement with the World Wide Fund for Nature (WWF), which makes Novo Nordisk the 10th company in the world to become a member of the Climate Savers Programme.

UNRESOLVED STAFF COMMENTS

None.

ITEM 5    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

CRITICAL ACCOUNTING ESTIMATES

Reference is made to Note 1 Summary of significant accounting policies and Note 3 regarding Critical accounting estimates and judgements in our Annual Report 2006.

NEW ACCOUNTING PRONOUNCEMENTS

New US accounting pronouncements
New US accounting pronouncements generally only have implications for the US GAAP reconciliation of IFRS figures to US GAAP figures.

In February 2006, the FASB issued SFAS 155, Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statements No. 133 and 140.

This Statement amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.” Management does not believe that SFAS 155 will have a material effect on the Company’s financial statement when it is adopted in 2007.

In March 2006, the FASB issued SFAS 156, Accounting for Servicing of Financial Assets - an amendment of FASB Statement No. 140.

This Statement amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities.

Management does not believe that SFAS 156 will have a material effect on the Company’s financial statement when it is adopted in 2007.

In June 2006, the FASB issued FIN 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109.

Back to Contents

This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

The evaluation of a tax position in accordance with this Interpretation is a two-step process. The first step is recognition: The enterprise determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the enterprise should presume that the position will be examined by the appropriate taxing authority that would have full knowledge of all relevant information. The second step is measurement: A tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement.

Management does not believe that FIN 48 will have a material effect on the Company’s financial statement when it is adopted in 2007.

In September 2006, the FASB issued SFAS 157, Fair Value Measurements.

This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements.

Management does not believe that SFAS 157 will have a material effect on the Company’s financial statement when it is adopted in 2008.

In September 2006, the FASB issued SFAS 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R). This Statement requires an employer that is a business entity and sponsors one or more single-employer defined benefit plans to:

a.	Recognize the funded status of a benefit plan—measured as the difference between plan assets at fair value (with limited exceptions) and the benefit obligation—in its statement of financial position. For a pension plan, the benefit obligation is the projected benefit obligation; for any other postretirement benefit plan, such as a retiree health care plan, the benefit obligation is the accumulated postretirement benefit obligation.
b.	Recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant to FASB Statement No. 87, Employers’ Accounting for Pensions, or No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions. Amounts recognized in accumulated other comprehensive income, including the gains or losses, prior service costs or credits, and the transition asset or obligation remaining from the initial application of Statements 87 and 106, are adjusted as they are subsequently recognized as components of net periodic benefit cost pursuant to the recognition and amortization provisions of those Statements.
c.	Measure defined benefit plan assets and obligations as of the date of the employer’s fiscal year-end statement of financial position (with limited exceptions).

Back to Contents

d.	Disclose in the notes to financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation.

Upon initial application of this Statement and subsequently, an employer should continue to apply the provisions in Statements 87, 88, and 106 in measuring plan assets and benefit obligations as of the date of its statement of financial position and in determining the amount of net periodic benefit cost.

SFAS 158 has been adopted in 2006 and effects the US GAAP reconciliation of IFRS figures to US GAAP figures. Reference is made to Note 38 in our Annual Report 2006 regarding the impact.

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

The condition and development in the financial conditions of the Group are described in our Annual Report 2006 and our Annual Report 2005. The information in this section is based on these reports and should be read in conjunction with our annual reports. The analysis and discussions included in our annual reports are primarily based on the financial statements which, from 1 January 2004 are prepared in accordance with International Financial Reporting Standards.

2006 compared with 2005
The following portions of our Annual Report 2006 constitute the Board of Directors and Executive Management’s discussion and analysis of results of operations (incorporated herein by reference):

‘Management report and discussion’ (pages 8-15)

On a US GAAP basis, net profit in 2006 increased by 29% compared to 2005. The net profit in accordance with US GAAP was 2% lower than the net profit under IFRS, mainly due to differences in the treatment of accounting for acquired in-process research and development projects and aquired single-purpose R&D assets.

Please refer to Note 38 in our Annual Report 2006 for further information on the reconciliation of net profit to US GAAP for the years 2004 to 2006.

2005 compared with 2004
The following portions of our Annual Report 2005 constitute the Board of Directors and Executive Management’s discussion and analysis of results of operations (incorporated herein by reference):

‘Management report and discussion’ (pages 42-53)

Back to Contents

On a US GAAP basis, net profit in 2005 increased by 5% compared to 2004. The net profit in accordance with US GAAP was 16.5% lower than the net profit under IFRS, mainly due to differences in the treatment of accounting for acquired in-process research and development projects and investments in research and development companies.

Please refer to Note 38 in our Annual Report 2005 for further information on the reconciliation of net profit to US GAAP for the years 2003 to 2005.

Segment information
The segmented reporting is based on two business segments ‘Diabetes care’ and ‘Biopharmaceuticals’. Please refer to Note 4 in our Annual Report 2006 for details on segmented results.

Inflation
Inflation for the three most recent fiscal years has not had a material impact on the Group’s net sales and revenues or on net profit.

Foreign currencies
The major part of Novo Nordisk’s sales is in foreign currencies, mainly EUR, USD, JPY and GBP. The predominant part of the production costs and research and development costs, though, are in DKK. As a consequence, Novo Nordisk has a significant exposure to foreign exchange risks and engages in significant hedging activities, where the most significant exposure and hedging are relating to USD, JPY and GBP. For further description of foreign currency exposure and hedging activities, please see the description of Derivative financial instruments in Note 36 in our Annual Report 2006.

Governmental policies
Please refer to pages 110-111 Risk Management in our Annual Report 2006 for a description of pressure on health care costs.

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

Financial resources
It is part of Novo Nordisk’s Treasury Policy to maintain sufficient financial resources for its present working capital. At 31 December 2006, the Group’s DKK 11,442 million of financial resources consisted of cash and cash equivalents of DKK 2,985 million, bonds with original term to maturity of more than three months of DKK 1,001 million and of undrawn committed credit facilities of DKK 7,456 million. The undrawn committed credit facilities consist of a EUR 600 million and a EUR 400 million facility committed by a number of Danish and international banks. These facilities mature in 2012 and 2009, respectively. Cash and cash equivalents consist primarily of bank deposits and short-term government bonds. The Group had long-term debt of DKK 1,174 million at 31 December 2006.

Cash flow
Cash flow from operating activities for 2006 amounted to DKK 7,738 million compared to DKK 8,712 million in 2005. The decrease is primarily due to higher tax payments in 2006. Please refer to the consolidated cash flow in Item 17.

There are no material restrictions on the ability of subsidiaries to transfer funds to the Company.

Debt financing
Debt financing is obtained in DKK and in foreign currencies. Please refer to Notes 22 and 26 in our Annual Report 2006 for information on currency structure, interest rate structure and maturity profile.

Back to Contents

Furthermore, Novo Nordisk’s Japanese subsidiary has asset securitization programs with two credit institutions. Under these asset securitization programs, the majority of the trade debtors in the Japanese subsidiary are sold to accelerate the receipt of cash related to those receivables. On part of the sold receivables, Novo Nordisk has issued a credit guarantee of up to 15% of the sold trade debtors. The credit guarantee is recognized in the balance sheet. For the Novo Nordisk Group these programs are not of material importance for liquidity.

Financial instruments
Novo Nordisk does not enter into speculative positions and only hedges commercial exposure. The financial instruments used in conjunction with the Group’s financial risk management include currency forwards, currency options, interest rate swaps and cross-currency swaps. Short- and long-term debt as well as money-market deposits are also used in the financial risk management. Please refer to Note 36 in our Annual Report 2006 for further information on financial instruments including currency and interest rate structure.

Commitments for capital expenditure etc.
Contractual obligations for capital expenditure and other contingent liabilities at 31 December 2006 and 31 December 2005 are shown in Note 37 of the consolidated financial statements in our Annual Report 2006. The Group has overall contractual obligations related to investments in fixed assets of DKK 64 million compared to DKK 65 million in 2005.

Additionally, the Group has contractual obligations of DKK 2,313 million relating to research and development projects, compared to DKK 1,241 million in 2005. Please refer to Note 37 in our Annual Report 2006 for a description of these commitments and other contingencies. The Executive Management of the Group believes that the obligations are covered by the Group’s financial resources as well as expected future cash flows generated from operating activities.

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

Research and development expenditures during 2006 were DKK 6.3 billion or 16.3% of sales, while research and development expenditures in 2005 and 2004 were DKK 5.1 billion or 15.1% of sales and DKK 4.4 billion or 15.0% of sales, respectively. Novo Nordisk’s research and development organization comprised approximately 4,000 employees at the end of 2006.

Novo Nordisk expects its research and development expenditure to increase as a percentage of sales, due to several major projects in late phase development, which is typically the most expensive phase.

Novo Nordisk has decided to discontinue R&D activities within the oral antidiabetic (OAD) segment and, instead, focus exclusively on therapeutic proteins, a key competence area for the company. As a consequence, all existing pre-clinical and clinical OAD projects, including NN9101 (a glucokinase activator project currently in phase 1 clinical testing) are expected to be out-licensed.

Information relating to selected research and development projects, set forth on pages 18-19 and 34-35 in our Annual Report 2006, is incorporated herein by reference.

Back to Contents

TREND INFORMATION

As a pharmaceutical company Novo Nordisk has benefited from changes in demographics such as the increasing share of elderly people. Moreover, the growing problem of obesity both in the western world and the developing world is resulting in a significant increase in the number of people with diabetes. In 2006, approximately 230 million people worldwide in the adult population (age group 20-79) were estimated to have diabetes and 310 million people to have prediabetes. According to the International Diabetes Federation, the number of people with diabetes is expected to increase to 350 million in the adult population by 2025. Diabetes care is Novo Nordisk’s largest segment comprising approximately 72% of sales. The epidemic growth in the number of people with diabetes, a continuing transition from human insulin to modern insulin (insulin analogues) and new delivery devices, as well as market share gains are driving the growth of the diabetes care segment.

The other segment of the Company is biopharmaceuticals, which consists of haemostasis management, growth hormone therapy and other biopharmaceutical products. Within haemostasis management the penetration of NovoSeven® has continued and the franchise has shown double-digit sales growth since launch. The growth hormone therapy franchise has benefited from further penetration and increasing market share of Norditropin® a liquid, ready to use formulation.

For further information on trends please refer to the ‘Management report and discussion’ on pages 8-15 in our Annual Report 2006.

Information about the expectations for the financial year 2007 can be found in our Annual Report 2006 on pages 8-15 in the section ‘Management report and discussion’ 2006. Information about the Company’s long-term financial targets can be found in the ‘Management report and discussion’ on page 8-15.

Significant changes
Novo Nordisk 15 January 2007 announced a decision to focus all its R&D resources on the company’s growing pipeline of protein-based pharmaceuticals. As a result, the company’s R&D activities within small molecules for oral treatment of diabetes will be discontinued and existing projects divested. Since 2002, Novo Nordisk has increased its focus on pharmaceuticals based on therapeutic proteins, and today the company’s pipeline of protein-based pharmaceuticals within diabetes, haemostasis, growth disorders and other diseases is larger than ever.

The decision will have a direct impact on approximately 180 employees in Denmark, primarily in the Diabetes Research Unit, and to a smaller extent in the CMC Supply unit and within Global Development. Novo Nordisk currently estimates that it will be possible to offer other positions within the company to approximately half of the affected employees.

OFF-BALANCE SHEET ARRANGEMENTS

Novo Nordisk has an off-balance sheet arrangement which is a credit guarantee in connection with an asset securitization.

Novo Nordisk’s Japanese subsidiary has asset securitization programs with two external credit institutions. Please refer also to Item 5 ‘Debt financing’.

DKK million	2003	2004	2005	2006
Sold trade debtors with credit guarantee	1,228	1,398	1,563	1,515
Credit guarantee	50	61	112	100

For further information on contingencies, reference is made to Note 37 in our Annual Report 2006.

Back to Contents

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual obligations DKK million	Payments due by period
	Less than 1 year	1–3 years	3–5 years	More than 5 years	Total
Long-term debt	12	160	511	503	1,186
Operating leases	651	990	625	602	2,868
Defined benefit plan	0	0	0	330	330
Purchase obligations	783	149	3	0	935
Total	1,446	1,299	1,139	1,435	5,319

For further information on contractual obligations to research and development of 2,313 million DKK please refer to Item 5 and to Note 37 in our Annual Report 2006.

Safe Harbor

Not applicable.

ITEM 6 DIRECTORS, SENIOR MANAGEMENT3 AND EMPLOYEES

DIRECTORS AND EXECUTIVE MANAGEMENT

Reference is made to pages 112-113 in our Annual Report 2006 for name, position, date of birth and period of service as director for the members of the Board of Directors.

Reference is made to page 114 for name, position, date of birth, year of appointment and year of joining Novo Nordisk for the members of Executive Management.

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

The business address of the Board of Directors and Executive Management is Novo Nordisk A/S, Novo Allé 1, DK-2880 Bagsværd, Denmark.

The activities of the directors and members of Executive Management outside the Company are included in our Annual Report 2006 on pages 112-113.

There are no family relationships between the Board of Directors, Executive Management or between any of the members of the Board of Directors and any member of Executive Management. No director or member of Executive Management is elected according to an arrangement or understanding with customers, suppliers or others. As required by the Danish Companies Act, directors are elected at General Meetings by simple majority vote. In addition, four employee representatives are elected for four year terms by the employees in the Danish companies.

COMPENSATION

Reference is made to Notes 34 and 35 in our Annual Report 2006 regarding compensation.

3	In this document the term Senior Management refers to Executive Management in our Annual Report 2006.

Back to Contents

BOARD PRACTICES

Reference is made to our Annual Report 2006 page 108-109, regarding board practices.

EMPLOYEES

Reference is made to the section titled ‘Summary of financial data 2002-2006’ pages 102-103 in our Annual Report 2006 regarding the total number of full-time employees in Novo Nordisk at year-end for the years 2002-2006.

Employees	2002	2003	2004	2005	2006

Employees outside Denmark as a percentage of total number of employees	38%	39%	41%	45%	47%

Executive Management believes that the Company has a good relationship with its employees in general and with the labor unions of the Novo Nordisk employees.

Novo Nordisk believes that the current personel policy results in low staff turnover, high morale, and ease in recruiting new employees. The Company has not experienced any significant labor disputes.

SHARE OWNERSHIP

Since 1998, Novo Nordisk has established share based incentive schemes for Executive Management and other key executives of the Company and its affiliates. The share based incentive schemes provide for annual grants contingent on the fulfillment of performance and shareholder value related goals based on long-term financial and non-financial targets. For information on the Board of Directors’ and Executive Management’s individual holdings of share options, exercise of options and granting of shares, please refer to Note 35 in our Annual Report 2006. The members of the Board of Directors and Executive Management and key management executives in the aggregate hold less than one percent of the beneficial ownership of the company.

For information on the Board of Directors’ and Executive Management’s individual holdings of and trading in Novo Nordisk shares during 2006, please refer to Note 35 in our Annual Report 2006. As of 30 January 2007 the Board of Directors and Executive Management owned 60,767 B shares.

The total number of options to acquire B shares held by Executive Management and Board of Directors as of 30 January 2007 equals 200,560, and the specific conditions can be summarized as follows:

Share option plan	Number of options held	Exercise price	Exercise period
		(DKK)
1998 Ordinary	3,750	125	03.25.2002 – 03.24.2007 *)
1999 Ordinary	32,000	198	03.24.2003 – 03.23.2008
2000 Ordinary	29,000	198	02.22.2004 – 02.21.2009
2000 Launch	35,560	198	02.01.2004 – 01.31.2007 *)
2001 Ordinary	40,250	332	02.08.2005 – 02.07.2010
2003 Ordinary	60,000	195	02.06.2007 – 02.05.2012

*) For 3,750 1998 Ordinary share options and 35,560 2000 Launch share options, the Board of Directors has extended the exercise period to 3 August 2007.

For a full description of individual holdings and exercise of stock options, please refer to Notes 34 and 35 in our Annual Report 2006.

In the period from 1 January 2007 until 30 January 2007, no B shares were sold or purchased by the members of the Board of Directors or Executive Management, and no options have been exercised. The internal rules on trading in Novo Nordisk securities by members of the Board of Directors and

Back to Contents

Executive Management only permit trading in the 15 calendar-day period following each quarterly announcement.

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The total share capital of the Company is split in two classes, A shares and B shares, each with different voting rights. The A shares have 10 votes per DKK 1 of the A share capital and the B shares have one vote per DKK 1 of the B share capital.

All of the A shares of the Company are held by Novo A/S, a wholly-owned subsidiary of the Novo Nordisk Foundation (the ‘Foundation’). As of 31 December 2006, the A shares represented approximately 67% of the votes exercisable at the Annual General Meeting. Treasury shares have no votes at the Annual General Meeting.

The Foundation is a self-governing and self-owned organization whose main purposes are to be a stable base for the business and research activities of the subsidiaries of Novo A/S, and to support medical research and other scientific, humanitarian and social objectives.

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

Under its statutes (Articles of Association), the Foundation is governed by a Board of Governors, which must be comprised of at least six and not more than 12 members, and at least two members must have a medical or scientific background. Members of the Foundation’s Board of Governors are typically nominated by the chairman and elected by a two-thirds vote of the elected members. Any member may be removed by unanimous vote of the other members of the Foundation’s Board of Governors. In addition, employee representatives are elected for four-year terms by the employees of the subsidiaries of the Foundation, in accordance with Danish law, which provides that the employees of the Danish subsidiaries are entitled to be represented by at least half of the number of members who have themselves been elected under the Articles of Association. No person or entity exercises any kind of formal influence over the Foundation’s Board. The Foundation’s Board currently consists of nine persons, three of whom are also members of the Board of Directors of Novo Nordisk A/S (Kurt Anker Nielsen, Stig Strøbæk and Søren Thuesen Pedersen).

Under its statutes, Novo A/S is governed by a Board of Directors, which must be comprised of at least three and not more than six members who are elected annually by shareholder vote. According to the Foundation’s statutes, its Board of Governors can and shall provide for members of its own Board of Governors to be elected to Novo A/S’ Board of Directors. Novo A/S’s Board of Directors currently has four members, with two directors who are also members of the Board of the Foundation (Ulf Jo-hansson and Jørgen Boe) and one director who is also a member of the Board of Directors of Novo Nordisk A/S (Göran Ando). The Chairman of the Foundation’s Board of Governors serves as the Chairman of Novo A/S’ Board of Directors.

According to the statutes, the Foundation, in exercising its voting rights through Novo A/S at Novo Nordisk A/S’ General Meetings, must vote with regard for what’s in Novo Nordisk’s best interest. A shares held by Novo A/S cannot be sold or be subject to any disposition so long as the Foundation exists. The dissolution of the Foundation or any change in its objectives requires the unanimous vote of the Foundation’s Board of Governors. Other changes in the Foundation’s statutes require the approval of two-thirds of the members of the Foundation’s Board of Governors. In addition, changes in

Back to Contents

the Foundation’s statutes require approval of the Danish Foundation Authorities. According to the statutes, the Foundation is required to maintain material influence over Novo Nordisk A/S and its majority vote in Novo A/S.

The B shares of the Company are registered with Værdipapir Centralen (VP Securities Services) and are not represented by certificates. Generally, Værdipapir Centralen does not provide the Company with information with respect to registration. However, set forth below is information as of 12 January 2007 with respect to (a) any shareholder who is known to the Company to be the owner of more than 5% of any class of the Company’s securities and (b) the total amount of any class owned by the directors and Executive Management as a group:

					Percent of
Title of class	Identity of person or group	Shares owned		Percent of class	total votes
A shares	Novo A/S	53,743,600	[4]	100.00	67.10
B shares	Novo A/S	32,181,200		11.36	4.02
B shares	The Capital Group Companies Inc.	43,919,720		15.51	5.48
B shares	Novo Nordisk A/S and affiliates (treasury shares)	19,713,069		6.96	0.00
B shares	Board of Directors and Executive Management	60,767		0.02	0.01

In January 2006, Novo Nordisk announced a share buy-back scheme of DKK 6 billion. At the end of 2006, 7,468,957 shares corresponding to DKK 3 billion had been repurchased. In January 2007, Novo Nordisk announced an increase by DKK 4 billion in the ongoing DKK 6 billion share repurchase programme, bringing the total value of the share repurchase programme to DKK 10 billion. The programme is now expected to be finalised by the end of 2008 as compared to the previously communicated completion time by the end of 2007.

After the shareholders’ approval at the Annual General Meeting on 8 March 2006 of the proposed reduction of the company’s share capital, 17,734,160 shares were cancelled in June, reducing the number of treasury shares accordingly.

As the B shares are in bearer form, it is not possible to give an accurate breakdown of the holdings and number of shareholders per country. It is, however, estimated that approximately 57% of the B share capital was held in Denmark at the end of 2006. Approximately 25% of the B share capital is estimated to be held in North America. The estimated total number of shareholders is more than 80,000 of which more than 60,000 are estimated to be Danish residents and 10,000 to be resident in the United States of America.

RELATED PARTY TRANSACTIONS

Related parties are considered to be the Novo Nordisk Foundation, Novo A/S, the Novozymes Group (due to shared controlling shareholder, Novo A/S), associated companies, the Board of Directors and officers of these entities and Management of Novo Nordisk. Novo Nordisk has access to certain assets of and can purchase certain services from Novo A/S and the Novozymes Group and vice versa. All agreements relating to such assets and services are based on the list prices used for sales to third parties where such list prices exist, or the price has been set at what is regarded as market price. The material terms of these agreements are renegotiated annually.

4	The number of A shares is calculated as an equivalent of the trading size (DKK 2) of the listed B shares but is not formally divided into number of shares. The A shares are not listed on any stock exchange.

Back to Contents

In August 2006 Novo Nordisk A/S acquired 4,522,462 B-shares, worth DKK 1.8 billion, from Novo A/S as part of the ongoing DKK 6 billion share repurchase program. The transaction price was DKK 405.79 per share and was calculated as the average market price from 3 August to 17 August 2006 in the open window, following the announcement of the financial results for the second quarter of 2006.

Related party transactions in 2006, 2005 and 2004 are primarily payments for services provided between the Novo Nordisk Group and the Novozymes Group and transactions with associated companies. The financial impact of these transactions is limited.

In 2005 and 2006 the total DKK amount of transactions with associated companies decreased, primarily due to lower level of acquired intellectual property rights from associated companies. There have not been any significant transactions with related parties out of the ordinary course of business since 31 December 2006. For further information please refer to Note 33 in our Annual Reports 2005 and 2006.

In 2004, the total DKK amount of transactions with associated companies has increased, primarily due to the acquisition of certain intangible property rights from associated companies. For further information please refer to Note 37 in our Annual Report 2004.

There have not been and are no loans to the Board of Directors or Executive Management in 2004, 2005 and 2006.

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

Dividend policy
At the Annual General Meeting on 7 March 2007, the Board of Directors will propose a dividend of DKK 7.00 per share. No dividends will be paid on the Company’s holding of its treasury shares. It is the intention of the Board of Directors that, over time, the payout ratio of Novo Nordisk shall be at the level of comparable companies.

Legal proceedings
Reference is made to Note 37 in our Annual Report 2006 regarding legal proceedings.

Significant changes
Reference is made to Note 37 in our Annual Report 2006 for significant events after the balance sheet date. For information on important events in the financial year of 2006, please refer to ‘Important events in 2006’ under Item 4.

Back to Contents

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

	DKK per B share		USD per ADR

	High	Low	High	Low

2002	340	168	40.60	21.50
2003	251	174	41.23	25.10
2004	331	230	55.28	39.03
2005	356	282	60.10	48.05
2006	479	339	84.65	54.79

2005
1st Quarter	325	282	58.74	49.22
2nd Quarter	340	292	60.10	49.59
3rd Quarter	332	302	55.69	48.05
4th Quarter	356	304	56.72	48.54

2006
1st Quarter	395	339	63.93	54.79
2nd Quarter	406	343	68.31	57.65
3rd Quarter	439	360	75.34	61.01
4th Quarter	479	423	84.65	71.41

July 2006	375	360	64.59	61.01
August 2006	431	364	74.23	62.03
September 2006	439	420	75.34	72.00
October 2006	467	423	78.67	71.41
November 2006	452	429	78.62	75.16
December 2006	479	434	84.65	77.60
1-26 January 2007	492	466	86.25	77.67

PLAN OF DISTRIBUTION

Not applicable.

MARKETS

The Company’s share capital consists of A shares and B shares. As described above, the A shares are owned by the Novo Nordisk Foundation through its wholly owned company Novo A/S and are not listed or traded on any stock exchange. The B shares have been publicly traded since 1974 and have

Back to Contents

been listed on the Copenhagen Stock Exchange since that time and on the London Stock Exchange since 1978. The Copenhagen Stock Exchange is the principal trading market for the B shares.

American Depositary Receipts (‘ADRs’) representing the B shares, as evidenced by American Depositary Receipts issued by JP Morgan Chase Bank of New York, as the Depositary, have been listed on the New York Stock Exchange since 1981. As of 31 December 2006, 14,954,354 B share equivalents (representing 5.3 % of the outstanding B shares, adjusted for the treasury shares) were held in the form of ADRs.

SELLING SHAREHOLDERS

Not applicable.

DILUTION

Not applicable.

EXPENSES OF THE ISSUE

Not applicable.

ITEM 10   ADDITIONAL INFORMATION

SHARE CAPITAL

Not applicable.

MEMORANDUM AND ARTICLES OF ASSOCIATION

At the General Annual Meeting 8 March 2006, it was decided to make a reduction of the company’s B share capital from DKK 601,901,120 to DKK 566,432,800. The company’s share capital hereafter amount to DKK 673,920,000 divided into A share capital of DKK 107,487,200 and B share capital of DKK 566,432,800. A new article 8.5 was adopted stating:

“The Board of Directors may decide that a General Meeting shall be conducted in the English language. All documents, which shall be made available for the shareholders, shall be available in Danish as well the English language. The Board of Directors shall secure that the Danish shareholders, attending a General Meeting, can participate in the General Meeting in Danish.”

All other articles remain unchanged.

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

Back to Contents

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

For purposes of the United States Jobs and Growth Tax Relief Reconciliation Act of 2003 (P-L. 108-27, 117 Stat. 752) and the Internal Revenue Code of 1986, as amended (the ‘US Code’), and the Current Convention, the holders of ADRs will be treated as the owners of the underlying B shares.

Under the traditional Danish tax procedure, withholding tax is deducted from dividend payments to US residents and corporations at a 28% rate, the rate which is generally applicable to non-residents in Denmark without regard to eligibility for a reduced treaty rate. Under the Current Convention, however, the maximum rate of Danish tax which may be imposed on a dividend paid to a US resident or corporation that does not have a ‘permanent establishment’ (as defined therein) in Denmark is 15%. US residents and corporations who are eligible for the reduced treaty rate may apply to the Danish tax authorities to obtain a refund to the extent that the withholding tax exceeds the maximum rate.

As effective in 1987, the Danish tax authorities approved the Company’s proposal to simplify such procedure. Under the approved procedure, US resident shareholders holding ADRs will receive their dividends from the Depositary reduced only by the 15% Danish withholding tax provided for in the Current Convention provided they certify that they are US residents. Accordingly, US resident shareholders that have submitted the required form (Form 6166) to the Depositary will no longer have to file for any tax withholding refund from the Danish tax authorities.

Subject to the limitations and conditions provided in the Jobs and Growth Tax Relief Reconciliation Act of 2003 (P-L. 108-27, 117 Stat. 752), a US citizen will be taxed at a maximum of 15% of the dividend, as received from a Qualified Foreign Corporation (QFC). Novo Nordisk A/S is a Qualified Foreign Corporation. It is a condition that the ADR holder fulfill certain holding period requirements.

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

Subject to the limitations and conditions provided in the US Tax Code, a US resident or domestic corporation may elect to credit any Danish taxes paid on dividends from a Danish corporation against its US federal income tax liability. The credit includes taxes initially withheld from dividends declared to the extent the withheld taxes are not repayable to the US shareholder. Alternatively, subject to applicable limitations, a US shareholder may elect to deduct Danish taxes withheld from dividend payments which will generally constitute passive income for certain shareholders. For US federal income tax purposes, the full dividend payment, without reduction for Danish withholding tax, is treated as a foreign source dividend.

Under the US Tax Code, any dividend payments received by US corporations from Danish corporations will generally be taxable as income and are not eligible for any dividend-received deduction. The full amount of dividends declared, without reduction for any Danish tax withheld, will be included in the gross income of the recipient US Corporation subject to the aforementioned foreign tax credit.

Back to Contents

Sales of ADRs or B shares
Any gains or losses derived from the sale of ADRs or B shares by an individual that is not a resident of Denmark or a non-Danish corporation that is not doing business in Denmark are not subject to Danish taxation, but are subject to the general US tax rules applicable to such transactions by US citizens, residents or domestic corporations. A US shareholder will recognize capital gain or loss for US federal income tax purposes on a sale or other disposition of ADRs or B shares in the same manner as on the sale or disposition of any other shares. In addition, any non-resident of Denmark may remove from Denmark any convertible currency representing the proceeds of the sales of ADRs or B shares in Denmark.

The foregoing sections offer a general description and you are urged to consult your own tax advisers to determine the U.S. federal, state local and foreign tax consequences of purchasing, owning and disposing of class B shares or ADRs in your particular circumstances.

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

Copies of this Form 20-F Report can be downloaded from the Investors pages on www.novonordisk.com (the contents of the website are not incorporated by reference into this Form 20-F.) The Form 20-F is also filed and can be viewed via EDGAR on www.sec.gov.

SUBSIDIARY INFORMATION

Not applicable.

ITEM 11   QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISKS

Financial exposure and financial risk management
For a description and discussion of the Company’s foreign exchange risk management, interest risk management, counterparty risk management and equity price risk management, please refer to Note 32 and the section on Risk management on pages 110-111 in our Annual Report 2006.

Sensitivity analysis
When conducting a sensitivity analysis, the Group assesses the change in fair value on the market-sensitive instruments following hypothetical changes in market rates and prices. The rates used to mark-to-market the instruments are market data from the end of 2006.

Interest rate sensitivity analysis
The financial instruments included in the sensitivity analysis of interest rate risk consist of the Group’s marketable bonds and deposits together with short- and long-term loans with floating and

Back to Contents

fixed interest rates together with interest rate swaps and cross currency swaps. Not included are foreign exchange forwards, foreign exchange options, and foreign exchange swaps due to the very limited interest effect of these instruments when the interest rate risk is assessed through the below-mentioned risk measures.

The interest rate risk is calculated as the ‘duration’, which expresses the percentage change in the market value of the financial instruments by a 1 percentage point parallel shift in the interest rate curve.

An interest rate change has a very limited effect on the Group’s financial instruments. The table below shows how a 1 percentage point change of the interest rate level, assuming all other variables remain unchanged, impacts the fair value of the Group’s financial instruments.

The result of the sensitivity analysis at the end of 2006 is as follows:

	Interest rate level	Fair value of Group’s financial instruments (DKK million)
2006	+ 1 percentage point	+53
	- 1 percentage point	- 53
2005	+ 1 percentage point	+51
	- 1 percentage point	- 51

Foreign exchange sensitivity analysis
The financial positions included in the foreign exchange sensitivity analysis are the Group’s cash, accounts receivable and payable, short- and long-term loans, short- and long-term financial investments, foreign exchange forward contracts, foreign exchange options, and foreign exchange swaps hedging transaction exposure. Furthermore, interest rate swaps and cross currency swaps are included. Not included are anticipated currency transactions, investments and fixed assets. Cross currency swaps hedging transaction exposure are excluded from the sensitivity analysis, as the effects of changing exchange rates hereon are recognized directly under shareholders’ funds. Moreover, the Group does not have any marketable bonds in foreign currency.

At the end of 2006, a 5% increase in the levels of all foreign exchange rates against the DKK, i.e. a unilateral weakening of DKK, would, all other variables being unchanged, result in a decrease in the fair value of the Group’s financial positions of DKK 450 million. A 5% decrease in the levels of all foreign exchange rates against DKK, i.e. a unilateral strengthening of DKK, would, all other variables being unchanged, increase the value of the Group’s financial positions by DKK 450 million.

In comparison, at the end of 2005, a 5% increase in the levels of all foreign exchange rates against the DKK, i.e. a unilateral weakening of DKK, would, all other variables being unchanged, result in a decrease in the fair value of the Group’s financial positions of DKK 398 million. A 5% decrease in the levels of all foreign exchange rates against DKK, i.e. a unilateral strengthening of DKK, would, all other variables being unchanged, increase the value of the Group’s financial positions by DKK 398 million.

To reflect the Danish fixed rate policy vis-à-vis EUR, an alternative calculation has been made. This calculation assumes that DKK remains unchanged versus EUR, i.e. that DKK and EUR weaken by 5% against all other currencies. Likewise it is assumed that DKK and EUR strengthen by 5% against all other currencies.

At the end of 2006, a 5% increase in the levels of foreign exchange rates against DKK and EUR would, all other variables being unchanged, result in a decrease in the fair value of the Group’s financial positions of DKK 644 million. A 5% decrease in the levels of all foreign exchange rates against DKK and EUR would, all other variables being unchanged, increase the value of the Group’s financial positions by DKK 693 million.

Back to Contents

In comparison, at the end of 2005, a 5% increase in the levels of all foreign exchange rates against the DKK and EUR would, all other variables being unchanged, result in a decrease in the fair value of the Group’s financial positions of DKK 546 million. A 5% decrease in the levels of all foreign exchange rates against DKK and EUR would, all other variables being unchanged, increase the value of the Group’s financial positions by DKK 570 million.

In order to make the two years comparable the figures of 2005 have been adjusted to include interest rate swaps and cross currency swaps.

The result of the sensitivity analysis at the end of 2006 is as follows:

	Exchange rate level (change against DKK)	Fair value of Group’s financial positions - DKK unchanged - (DKK million)	Fair value of Group’s financial positions - DKK & EUR unchanged - (DKK million)
2006	+ 5 percentage point	- 450	-644
	- 5 percentage point	+ 450	+693
2005	+ 5 percentage point	- 398	- 546
	- 5 percentage point	+ 398	+570

The asymmetric sensitivities, when measuring the change in the fair value of the Group’s financial position against both DKK and EUR are caused by the positions in EUR/USD and EUR/JPY foreign exchange options.

ITEM 12 DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15   CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures
Novo Nordisk maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in reports that Novo Nordisk files under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the United States Securities and Exchange Commission

Back to Contents

Novo Nordisk’s Chief Executive Officer and Chief Financial Officer have evaluated the Company’s disclosure controls and procedures as of the end of 2006. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective at the reasonable assurance level for gathering, analyzing and disclosing the information the Company is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms.

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

All internal control systems no matter how well designed have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Novo Nordisk’s Chief Executive Officer and Chief Financial Officer assessed the effectiveness of the Group’s internal control over financial reporting as of December 31, 2006. In making this assessment, they used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment the Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2006, Novo Nordisk Group’s internal control over financial reporting is effective based on those criteria.

Management’s assessment of the effectiveness of internal control over financial reporting as of De-cember 31, 2006 has been audited by PricewaterhouseCoopers, Statsautoriseret Revisionsaktieselskab, Denmark, an independent registered public accounting firm, as stated in their report which is included on page 35.

Changes in internal controls over financial reporting
There were no changes in the Company’s internal control over financial reporting that occurred during the year ended 31 December 2006, that have materially affected, or are reasonably likely to materially affect the Company’s internal control over financial reporting.

ITEM 16A   AUDIT COMMITTEE FINANCIAL EXPERT

The Audit Committee has three members elected by the board among its members. All members qualify as independent as defined by the US Securities and Exchange Commission (SEC). One member is designated as chairman and two members have been designated as Audit Committee Financial Experts as defined under the Sarbanes-Oxley Act.

The board has in March 2006 elected the following to the Audit Committee: Kurt Anker Nielsen (Audit Committee Chairman and Financial Expert), Niels Jacobsen (Audit Committee Member and Financial Expert) and Jørgen Wedel (Audit Committee Member).

Back to Contents

ITEM 16B   CODE OF ETHICS

Novo Nordisk has an ethics framework consisting of a number of rules and guidelines, including but not limited to the Novo Nordisk Way of Management, which consists of the Company’s Vision, Charter, commitment to the Triple Bottom Line and Policies as well as a business ethics policy and related procedures. This framework is applicable to all employees in Novo Nordisk including the Board of Directors and Management.

The Novo Nordisk Way of Management is principle-based and describes corporate values and required mindsets on business conduct and ethics including a number of the topics dealt with in the rules on Code of Ethics set forth in the Sarbanes-Oxley Act in the New York Stock Exchange Listed Company Manual.

Novo Nordisk has not established a separate Code of Ethics as a response to the requirement set forth in the Sarbanes-Oxley Act because the framework is already well integrated in the Company, and includes rules and guidelines reasonably similar to those required by Code of Ethics in the Sarbanes-Oxley Act and the New York Stock Exchange Listed Company Manual.

For further information on the Novo Nordisk Way of Management please visit Novo Nordisk’s home-page at www.novonordisk.com (The contents of the website are not incorporated by reference into this Form 20-F.)

ITEM 16C   PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit fees
Reference is made to Note 8 in our Annual Report 2006 regarding aggregate audit fees.

Statutory audit
Statutory audit fees consist of fees billed for the annual audit of the Company’s Annual Report, the financial statements of the Parent Company, Novo Nordisk A/S and financial statements of fully-owned affiliates including audit of internal controls over financial reporting (Sarbanes-Oxley Act Section 404). The fees also include fees billed for other audit services, which are those services that only the statutory auditor can provide, and include the review of documents filed with the SEC.

Audit-related fees
Fees for audit-related services consist of fees billed for assurance and related services that are related to the performance of the audit or review of the Company’s Annual Report and include consultations concerning financial accounting, reporting standards and financial due diligence.

Tax fees
Fees for tax advisory services include fees billed for tax compliance services, tax consultations, such as assistance and representation in connection with tax audits and appeals, transfer pricing and tax planning services.

All other fees
All other fees include fees billed for services such as royalty audits and pension plan audits.

Pre-approval policies
The Audit Committee assesses and pre-approves all audit and non-audit services provided by PricewaterhouseCoopers. The pre-approval includes the type of service and a fee budget. Furthermore, the Audit Committee receives a quarterly update on actual services provided and fees realized.

Back to Contents

ITEM 16D   EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

2006	Total Number of Shares Purchased (a)	Average Price Paid per Share in DKK (b)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (c)	Maximum Approximate Value of Shares that may yet be purchased under the Plans or Programs in DKK (d)
January 1–31	0	0	0	6,000,000,000
February 1–28	360,000	360.40	360,000	5,870,256,324
March 1–31	690,000	380.55	690,000	5,607,678,402
April 1–30	0	0	0	5,607,678,402
May 1–31	320,000	372.65	320,000	5,480,998,611
June 1–30	190,000	354.86	190,000	5,421,007,161
July 1–31	0	0	0	5,421,007,161
August 1–31	5,242,462	407,09	5,242,462	3,287,016,349
September 1–30	666,495	430,22	666,495	3,000,272,205
October 1–31	0	0	0	3,000,272,205
November 1–30	0	0	0	3,000,272,205
December 1–31	0	0	0	3,000,272,205
Total	7,468,957	401,63	7,468,957

Notes to columns (c) and (d)
In order to maintain capital structure flexibility the Board of Directors will at the Annual General meeting on 7 March 2007 also propose a reduction in the B share capital, by cancellation of nominally DKK 26.96 million (13,480,000 shares) of current treasury B shares, to DKK 539.5 million. This corresponds to a 4% reduction of the total share capital.

PART III

ITEM 17   FINANCIAL STATEMENTS

The financial statements required by this item accompany this Annual Report as the Novo Nordisk Annual Report 2006 (see Exhibit 14.1).

NEW US GAAP ACCOUNTING PRONOUNCEMENTS

Reference is made to Item 5, New accounting pronouncements.

Back to Contents

RECONCILIATION OF NON-COMPARABLE FINANCIAL MEASURES

In our Annual Report 2006, Novo Nordisk discloses some financial measures that may not be comparable with similarly titled measures of other companies including:

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

Below is a reconciliation of free cash flow ‘Cash flow from operating activities’.

Reconciliation of free cash flow

DKK Million		2004	2005	2006
	Free cash flow	4,278	4,833	4,707
+	Net change in marketable securities (>3 months)	1,310	(1,032)	514
+	Net cash used in investing activities	2,001	4,911	2,517
=	Cash flow from operating activities	7,589	8,712	7,738

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

Reconciliation of cash/earnings

DKK Million		2004	2005	2006
	Numerator
	Free cash flow	4,278	4,833	4,707

	Denominator
	Net profit (as reported in Annual Report)	5,013	5,864	6,452

	Cash/earnings (as reported in Annual Report) in %	85.3%	82.4%	73.0%

	Numerator

	Free cash flow	4,278	4,833	4,707
+	Net change in marketable securities (>3 months)	1,310	(1,032)	514
+	Net cash used in investing activities	2,001	4,911	2,517
=	Cash flow from operating activities	7,589	8,712	7,738

	Denominator
	Net profit (as reported in Annual Report)	5,013	5,864	6,452

	Cash flow from operating activities	7,589	8,712	7,738
/	Net profit (as reported in Annual Report)	5,013	5,864	6,452
=	Cash flow from operating activities / Net profit in %	151.4%	148.6%	119.9%

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

Reconciliation of ROIC

DKK Million		2004	2005	2006

	Operating profit after tax	4,691	5,759	6,420
/	Average non-interest bearing balance sheet items	21,813	23,295	24,890
=	ROIC (as reported in Annual Report) in %	21.5%	24.7%	25.8%

	Numerator
	Reconciliation of Operating profit after tax to Operating profit

	Operating profit after tax	4,691	5,759	6,420
/	(1-effective tax rate) in %	67.2%	71.2%	70.4%
=	Operating profit (as reported in Annual Report)	6,980	8,088	9,119

	Denominator
	Reconciliation of Average non-interest bearing balance sheet items to Equity

	Average non-interest bearing balance sheet items as used in ROIC calculation	21,813	23,295	24,890
*	2	43,626	46,590	49,780
-	Non-interest bearing balance sheet items at the beginning of the year	21,242	22,384	24,206
=	Non-interest bearing balance sheet items at the end of the year	22,384	24,206	25,574

	Non-interest bearing balance sheet items at the end of the year	22,384	24,206	25,574
+	Investments in associated companies	883	926	788
+	Other financial assets	158	169	169
+	Marketable securities and derivative financial instruments	1,341	1,722	1,833
+	Cash at bank and in hand	3,433	3,303	3,270
-	Long-term debt	(1,188)	(1,248)	(1,174)
-	Short-term debt	(507)	(1,444)	(338)
=	Equity at the end of the year (as reported in Annual Report)	26,504	27,634	30,122

	Operating profit (as reported in Annual Report)	6,980	8,088	9,119
/	Equity	26,504	27,634	30,122
=	Operating profit / Equity in %	26.3%	29.3%	30.3%

Back to Contents

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

Back to Contents

ITEM 19   EXHIBITS

a. Annual Report

The following pages from our Annual Report 2006, filed on Form 6-K, dated 9 February 2007, are incorporated by reference.

Page(s) in the Annual Report
Business results	[6-7]
Management report and discussion 2006	[8-15]
Research and development pipeline	[18-19, 34-35]
Financial highlights	[52]
Consolidated income statements for the years ended 31 December [2004, 2005 and 2006]	[54]
Consolidated balance sheets at 31 December 2005 and 2006	[55]
Consolidated cash flow and financial resources for the years ended 31 December [2004, 2005 and 2006]	[56]
Consolidated statements of changes in equity for the years ended 31 December [2005 and 2006]	[57]
Notes to the consolidated financial statements	[58-89]
Note 38, Reconciliation to US GAAP	[88-89]
List of companies in the Novo Nordisk Group	[100-101]
Summary of financial data 2002-2006	[102-103]
Management Statement	[105]
Corporate governance	[108-109]
Risk management	[110-111]
Board of Directors	[112-113]
Executive Management	[114]
Shareholder information	[115-117]

Additional required information
Reference is made to note 19 in our Annual Report for additional information regarding valuation and qualifying accounts.

Back to Contents

b. Exhibits

List of exhibits:

Exhibit No.	Description	Method of filing

8.1	List of companies in the Novo Nordisk Group	Incorporated by reference to pages 100-101 of our Annual Report 2006 filed on Form 6-K dated 9 February 2007.

12.1	Certification of Lars Rebien Sørensen, President and Chief Executive Officer of Novo Nordisk, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed together with this Form 20-F for 2006.

12.2	Certification of Jesper Brandgaard, Executive Vice President and Chief Financial Officer of Novo Nordisk, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed together with this Form 20-F for 2006.

13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Filed together with this Form 20-F for 2006.

14.1	Registrant’s Annual Report for the fiscal year ended December 2006.	Incorporated by reference to the Registrant’s Report on Form 6-K dated 9 February 2007.

14.2	Registrant’s Annual Report for the fiscal year ended December 2005.	Incorporated by reference to the Registrant’s Report on Form 6-K dated 6 February 2006.

Back to Contents

Novo Nordisk A/S

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Novo Nordisk A/S:

We have completed integrated audits of Novo Nordisk A/S’s 2006 and 2005 consolidated financial statements and of its internal control over financial reporting as of December 31, 2006, and an audit of its 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements and financial statement schedules

In our opinion, the consolidated financial statements listed in index appearing under Item 19 present fairly, in all material respects, the financial position of Novo Nordisk A/S and its subsidiaries at De-cember 31, 2006 and December 31, 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 expressed in Danish kroner and incorporated with reference to the Registrant’s Annual Report (the pages listed in item 19 of the Form 20-F) filed on Form 6-K dated February 8, 2007 in conformity with International Financial Reporting Standards. In addition, in our opinion, the financial statement schedule listed in the index in item 19 present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 38 to the consolidated financial statements in the 2006 Annual Report on Form 20-F.

Internal control over financial reporting

Also, in our opinion, Management’s assessment, included in Management’s Report on Internal Control Over Financial Reporting appearing under Item 15, that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Tread-way Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control - Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control

Back to Contents

over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

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

30 January 2007
Copenhagen, Denmark

PricewaterhouseCoopers
Statsautoriseret Revisionsaktieselskab

Back to Contents

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

NOVO NORDISK A/S

/s/ Lars Rebien Sørensen		/s/ Jesper Brandgaard

Name:	Lars Rebien Sørensen	Name:	Jesper Brandgaard
Title:	President and Chief Executive Officer	Title:	Executive Vice President and
Chief Financial Officer

Dated: 30 January 2007