Form 20-F
period 2007-12-31
NOVO NORDISK A S
filed 2008-02-11
CIK 353278

Back to Contents

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20 - F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 31 December 2007
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-82318
NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)
Not applicable	The Kingdom of Denmark
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

Novo Allé 1
DK-2880 Bagsværd
Denmark
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
B shares, nominal value DKK 1 each	New York Stock Exchange*
American Depositary Receipts, each representing one B share	New York Stock Exchange

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

A shares, nominal value DKK 1 each:	107,487,200
B shares, nominal value DKK 1 each:	513,657,670

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒	No ☐

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days,

Yes ☒	No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports to Section 13 or 15(d) of the Securities Exchange Act of 1934

Yes ☐	No ☒

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

1 The outstanding number of shares represents the total number of shares less the Company’s holding of treasury shares. The nominal value has changed from DKK 2 to DKK 1 during 2007 due to stock split.

Back to Contents

Back to Contents

INTRODUCTION

In this Form 20-F, the terms ‘the Company’, ‘Novo Nordisk’ and ‘the Group’ refer to the parent company Novo Nordisk A/S together with its consolidated subsidiaries. The term ‘Novo Nordisk A/S’ is used when addressing issues specifically related to this legal entity.

Throughout this Form 20-F the Company incorporates information on the various items by reference to its Annual Report 2007 and Annual Report 2006. Therefore the information in this Form 20-F should be read in conjunction with our Annual Report 2007 and Annual Report 2006, which were filed on Form 6-K on 11 February 2008 and on 9 February 2007, respectively.

The Company publishes its financial statements in Danish kroner (DKK).

In December 2007 the nominal value of the shares were split from DKK 2 to DKK 1 per share. Comparative disclosures in this Form 20-F have been adjusted to reflect the stock split.

PART I

ITEM 1    IDENTITY OF DIRECTORS, EXECUTIVE MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2    OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3    KEY INFORMATION

SELECTED FINANCIAL DATA

IFRS figures in DKK millions, except per share data	2003	2004	2005	2006	2007

Net sales	26,158	29,031	33,760	38,743	41,831
Operating profit from continuing operations	6,422	6,980	8,088	9,119	8,942
Operating profit	6,422	6,980	8,088	9,119	8,942
Net profit from continuing operations	4,833	5,013	5,864	6,452	8,522
Net profit	4,833	5,013	5,864	6,452	8,522
Earnings per share/ADR from continuing	7.09	7.45	8.95	10.05	13.49
operations
Total assets	34,564	37,433	41,960	44,692	47,731
Net assets	24,776	26,504	27,634	30,122	32,182
Capital stock	709	709	709	674	647
Treasury stock	(33)	(45)	(62)	(39)	(26)
Dividends per share/ADR	2.20	2.40	3.00	3.50	4.50	*)
Dividends per share/ADR in USD	0.37	0.44	0.48	0.62	0.89	*)
Diluted earnings per share/ADR	7.08	7.42	8.91	10.00	13.39
Number of shares (million)	709.4	709.4	709.4	674.0	647.0

*) Proposed dividend per share. For USD translation the exchange rate at 31 December 2007 from Danmarks Nationalbank (The Central Bank of Denmark) is used (USD 1 = DKK 5.0753)

Reference is made to ‘Consolidated Financial Statement’, page 54-104 in our Annual Report 2007 for further financial data.

Back to Contents

Exchange rates
The following table sets forth, for the calendar periods indicated, certain information concerning Dan-marks Nationalbank’s daily official exchange rates for U.S. dollars (USD) in terms of Danish kroner expressed in DKK per USD 1.00. These rates closely approximate the noon buying rate for Danish kroner for cable transfers in New York City as announced by the Federal Reserve Bank of New York for customs purposes on the relevant dates.

Month	High	Low

July 2007	5.4762	5.3791
August 2007	5.5516	5.3862
September 2007	5.4851	5.2574
October 2007	5.3089	5.1600
November 2007	5.1679	5.0132
December 2007	5.2004	5.0586
1-26 January 2008	5.1456	4.9985

Year	Average rate[2]	Period end rate	High	Low

2003	6.5271	5.9576	7.1592	5.9554
2004	5.9774	5.4676	6.3047	5.4580
2005	6.0298	6.3241	6.3917	5.5061
2006	5.9118	5.6614	6.3082	5.5929
2007	5.4103	5.0753	5.7806	5.0132

CAPITALIZATION AND INDEBTEDNESS

Not applicable.

REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

RISK FACTORS

Forward-looking Statements
The information set forth in this annual report on Form 20-F contains forward-looking statements as the term is defined in the U.S. Private Securities Litigation Reform Act of 1995.

This in particular relates to information included under the headings ‘Off-Balance Sheet Arrangements’ and ‘Tabular Disclosure of Contractual Obligations’ under Item 5 and in the Company’s Annual Report 2007, including under the headings ‘Risk Management’, ‘Management report and discussion 2007’ and note 31 ‘Financial Risk’ with reference to plans, forecasts, expectations, strategies, projections and assessment of risks.

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

ITEM 4    INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

Novo Nordisk A/S was formed in 1989 by a merger of two Danish companies, Nordisk Gentofte A/S and Novo Industri A/S. Novo Industri A/S was the continuing company and its name was changed to Novo Nordisk A/S. The business activities of Nordisk Gentofte A/S were established in 1923 by August Krogh, H. C. Hagedorn and A. Kongsted, and the business activities of Novo Industri A/S were established in 1925 by Harald and Thorvald Pedersen. The business of both companies from the beginning was production and sale of insulin for the treatment of diabetes. After spinning off an industrial enzyme business into the separate company Novozymes A/S in November 2000 Novo Nordisk A/S today is a focused healthcare company.

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

Important events in 2007
Reference is made to ‘Business results’, pages 8–19 in our Annual Report 2007 for a list of important events in 2007.

Capital expenditure in 2007, 2006 and 2005
The total net capital expenditure for property, plant and equipment was DKK 2.3 billion in 2007 compared with DKK 2.8 billion in 2006 and DKK 3.7 billion in 2005. The lower level of capital expenditure in 2007 compared to the previous two years was primarily related to lower overall investment needs and completion of a number of investments in Denmark, the U.S. and Brazil.

Investments in 2007 were mainly related to capacity expansion within the diabetes care area, increasing the capacity for modern insulin, insulin formulation and filling as well as insulin delivery devices and GLP-1 analogue. The investments are financed internally. No significant divestments took place in the period 2005-2007.

Novo Nordisk expects to invest around DKK 2.5 billion in fixed assets in 2008. The expected level of investment in 2008 is primarily related to the construction of additional assembly capacity for disposable devices.

Public takeover offers in respect to the Company’s shares
No such offers have occurred during 2007 or 2008 to date.

BUSINESS OVERVIEW

Novo Nordisk is a healthcare company and a world leader in diabetes care. The company has one of the broadest diabetes product portfolios in the industry, including advanced products in the area of insulin delivery systems. In addition, Novo Nordisk has a leading position in areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. Headquartered in Denmark, Novo Nordisk employs approximately 26,000 employees in 79 countries and markets its products in approximately 179 countries.

Segment information
Novo Nordisk is engaged in the discovery, development, manufacturing and marketing of pharmaceutical products and has two business segments: diabetes care and biopharmaceuticals. The diabetes care segment covers Novo Nordisk’s insulin franchise including modern insulins, human insulins, insulin-related sales and oral antidiabetic drugs (OADs). The biopharmaceuticals segment covers the therapy areas haemostasis management, growth hormone therapy, hormone replacement therapy, inflammation therapy and other therapy areas.

Back to Contents

For information on sales by business and geographic segment, reference is made to Annual Report 2007 Note 4 ‘Segment information’.

Seasonality
Sales of individual products in individual markets may be subject to fluctuations from quarter to quarter. However the Company’s consolidated operating results have not been subject to significant seasonality.

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

Marketing and competition
Novo Nordisk’s insulin and other pharmaceutical products are marketed and distributed through subsidiaries, distributors and independent agents with responsibility for specific geographical areas. The most important markets are the United States, Japan and the major European countries. Key emerging markets such as China, Russia, India and Turkey are increasingly adding to growth.

Market conditions within the pharmaceutical industry continue to change, including efforts by both private and governmental entities to reduce or control costs in specific therapeutic areas.

Historically, the market for insulin has been more sensitive to quality of products and services than to price. Most of the countries in which Novo Nordisk sell insulin subsidize or control pricing. In most markets insulin is a prescription drug.

The Company enters into numerous contracts with customers, suppliers, agents and industry partners. Some of the most important contracts include: in- and out-licensing of patent rights, products and development projects, co-promotion and co-development agreements, large tender orders and long-term sub-supplier agreements.

New manufacturing processes, efficient quality systems and innovative research and development are all important competitive factors that affect the Company.

Several of the major international pharmaceutical companies have entered the diabetes market, specifically in the area of oral products for treatment of type 2 diabetes. The insulin market has few producers and Novo Nordisk, Eli Lilly and Sanofi-Aventis are the only three global companies.

Patents
Novo Nordisk strives for the strongest possible protection for those inventions which will maintain and expand the competitiveness of the Company.

The Company anticipates that the expiration of certain patents could impact sales within the next five years. However, with the continuing transition from human insulins to modern insulins, an increasing proportion of Novo Nordisk’s sales in major markets are protected by patents. The patents covering modern insulins expire in 2011 and beyond. Furthermore, NovoSeven® sales are patent protected in the U.S. until 2010 and in Europe until 2011. Sales of Prandin®/NovoNorm®, an oral antidiabetic drug, may become exposed to generic competition when the patent expires from 2009.

Back to Contents

Like other companies engaged in production based upon rDNA technology, Novo Nordisk has obtained licenses under various patents which entitle the Company to use processes and methods of manufacturing covered by such patents.

Impact of regulation
As a pharmaceutical company, Novo Nordisk depends on government approvals related to production, development, marketing and reimbursement of its products. Important regulatory bodies include the United States Food and Drug Administration and the European Medicines Agency. Treatment guidelines from non-governmental organizations like the European Association for the Study of Diabetes and the American Diabetes Association may also impact the Company.

ORGANIZATIONAL STRUCTURE

For information regarding the organizational structure and securities exchange listings of Novo Nord-isk A/S, reference is made to the sections ‘Corporate governance’ on pages 42-44 and Shares and capital structure’ on pages 49-50 in the Annual Report 2007.

Reference is made to the section ‘Shareholder information’ on pages 49-50 in the Annual Report 2007 regarding the parent company Novo A/S and the Novo Nordisk Foundation and the ownership structure.

Companies in the Novo Nordisk Group are listed in the Company’s Annual Report 2007 on pages 100-101, ‘Companies in the Novo Nordisk Group.’

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

The Company believes that its current production facilities including facilities under construction are sufficient to meet its capacity requirements. Please refer to the sections ‘Capital expenditure in 2007, 2006 and 2005’ under Item 4 for more information about the current expansion programmes. For the nature of the Company’s property, plant and equipment, as of 31 December 2006 and 2007, please see Note 15 in our Annual Report 2007.

Reference is made to Note 4 in our Annual Report 2007 regarding the location of the property, plant and equipment as of 31 December 2006 and 2007.

By the end of 2007 property, plant and equipment include several production sites worldwide. There are no material encumbrances on the properties. Active pharmaceutical ingredient production is mainly located in Denmark, primarily in Kalundborg and secondarily in Hillerød, Bagsværd and Gentofte. Below is a tabular presentation of the production sites.

Back to Contents

Major production facilities	Size of site, square meters	Major activities
Kalundborg, Denmark	139,000	Active pharmaceutical ingredients for diabetes and products for diabetes Active pharmaceutical ingredients for haemostasis management.
1. Diabetes,
2. Factor VII Production
Hillerød, Denmark	88,000	Durable devices and components for disposable devices. Products for diabetes. Active pharmaceutical ingredients for haemostasis management.
1. Devices Manufacturing and Sourcing 2. Diabetes 3. Factor VII Production
Montes Claros, Brazil	41,000	Products for diabetes
Gentofte, Denmark	41,000	Products for growth hormone therapy, glucagon, haemostasis magement and active pharmaceutical ingredients for glucagon and growth hormone therapy.
Clayton, North Carolina, U.S.	40,000	Products for diabetes.
Chartres, France	33,000	Products for diabetes.
Måløv, Denmark	23,000	Products for hormone replacement therapy Products for Oral Anti Diabetes treatment.
Bagsværd, Denmark	20,000	Products for diabetes.
Tianjin, China	12,000	Products for diabetes. Durable devices.
Hjørring, Denmark	11,000	Production of needles
Koriyama, Japan	8,000	Packaging of products for the Japanese market.
Værløse, Denmark	6,000	Products for growth hormone therapy.

Capacity for meeting the growing demand in the future for the modern insulin products No-voRapid®/NovoLog®, NovoMix®/NovoLogMix® and Levemir® is in place.

Capacity for Liraglutide, a once-daily GLP-1 analogue, has finalized qualification and is currently ramping up in preparation for expected launch in 2009.

An expansion project in Montes Claros, Brazil, has been completed and is currently ramping up to ensure adequate capacity to meet the growing demand for Penfill®. The expansion project to establish FlexPen® assembly and packaging capacity in Montes Claros is currently ongoing.

Major production sites worldwide are certified according to the international standard ISO 14001 (Environmental Management Standard). The goal is to pursue control of significant environmental impacts of the Company’s operations worldwide. In 2008 all the production sites will also pursue OH-SAS 18001 certification (Health & Safety). In 2005, a corporate CO2 strategy covering the years 2005-2014 was developed with the aim to reduce CO2 emissions globally. By 2014, Novo Nordisk plans to reduce its CO2 emissions by 10% compared to 2004 emission levels. This is an ambitious target for the company’s climate strategy, considering that Novo Nordisk emissions would increase by an estimated 60-70% in the absence of emission reduction programmes. The target has been defined in an agreement with the World Wildlife Fund (WWF), which makes Novo Nordisk the 10th company in the world to become a member of the Climate Savers Programme that today has 12 members.

Back to Contents

UNRESOLVED STAFF COMMENTS

None.

ITEM 5    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

CRITICAL ACCOUNTING ESTIMATES

Reference is made to Note 1 Summary of significant accounting policies and Note 3 regarding Critical accounting estimates and judgements in our Annual Report 2007.

NEW ACCOUNTING PRONOUNCEMENTS

Reference is made to Note 1 Summary of significant accounting policies in our Annual Report 2007.

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

The condition and development in the financial conditions of the Group are described in our Annual Report 2007 and our Annual Report 2006. The information in this section is based on these reports and should be read in conjunction with our annual reports. The analysis and discussions included in our annual reports are primarily based on the financial statements which, from 1 January 2004 are prepared in accordance with International Financial Reporting Standards.

2007 compared with 2006
The following portions of our Annual Report 2007 constitute the Board of Directors and Executive Management’s discussion and analysis of results of operations (incorporated herein by reference):

‘Business results’ (pages 8-19)

2006 compared with 2005
The following portions of our Annual Report 2006 constitute the Board of Directors and Executive Management’s discussion and analysis of results of operations (incorporated herein by reference):

‘Management report and discussion’ (pages 8-15)

Segment information
The segmented reporting is based on two business segments ‘Diabetes care’ and ‘Biopharmaceuticals’. Please refer to Note 4 in our Annual Report 2007 for details on segmented results.

Inflation
Inflation for the three most recent fiscal years has not had a material impact on the Group’s net sales and revenues or on net profit.

Back to Contents

Foreign currencies
The major part of Novo Nordisk’s sales is in foreign currencies, mainly EUR, USD, JPY and GBP. The predominant part of the production costs and research and development costs, though, are in DKK. As a consequence, Novo Nordisk has significant exposure to foreign exchange risks and engages in significant hedging activities, where the most significant exposure and hedging are related to USD, JPY and GBP. For further description of foreign currency exposure and hedging activities, please see the description of Derivative financial instruments in Note 35 in our Annual Report 2007.

Governmental policies
Please refer to pages 8-9 Business strategy, opportunities and key risks in our Annual Report 2007 for a description of pressure on health care costs.

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

Financial resources
It is part of Novo Nordisk’s Treasury Policy to maintain sufficient financial resources for its present working capital. At 31 December 2007, the Group’s DKK 13,560 million of financial resources consisted of cash and cash equivalents of DKK 4,617 million, bonds with original term to maturity of more than three months of DKK 1,486 million and of undrawn committed credit facilities of DKK 7,457 million. The undrawn committed credit facilities consist of a EUR 600 million and a EUR 400 million facility committed by a number of Danish and international banks. These facilities mature in 2012 and 2009, respectively. Cash and cash equivalents consist primarily of bank deposits and short-term government bonds. The Group had long-term debt of DKK 961 million at 31 December 2007.

Cash flow
Cash flow from operating activities for 2007 amounted to DKK 9,987 million compared to DKK 7,738 million in 2006. The increase is primarily explained by higher net profit and lower tax payments. Please refer to the consolidated cash flow in Item 17.

There are no material restrictions on the ability of subsidiaries to transfer funds to the Company.

Debt financing
Debt financing is obtained in DKK and in foreign currencies. Please refer to Notes 22 and 26 in our Annual Report 2007 for information on currency structure, interest rate structure and maturity profile.

Furthermore, Novo Nordisk’s Japanese subsidiary has asset securitization programs with two credit institutions. Under these asset securitization programs, the majority of the trade receivables in the Japanese subsidiary are sold to accelerate the receipt of cash related to those receivables. On part of the sold receivables, Novo Nordisk has issued a credit guarantee of up to 15% of the sold trade debtors. The credit guarantee is recognized in the balance sheet. For the Novo Nordisk Group these programs are not of material importance for liquidity.

Financial instruments
Novo Nordisk does not enter into speculative positions and only hedges commercial exposure. The financial instruments used in conjunction with the Group’s financial risk management include currency forwards, currency options, interest rate swaps and cross-currency swaps. Short- and long-term debt as well as money-market deposits are also used in the financial risk management. Please refer to Note 35 in our Annual Report 2007 for further information on financial instruments including currency and interest rate structure.

Back to Contents

Commitments for capital expenditure etc.
Contractual obligations for capital expenditure and other contingent liabilities at 31 December 2007 and 31 December 2006 are shown in Note 36 of the consolidated financial statements in our Annual Report 2007. The Group has overall contractual obligations related to investments in fixed assets of DKK 84 million compared to DKK 64 million in 2006.

Additionally, the Group has contractual obligations of DKK 2,471 million relating to research and development projects, compared to DKK 2,313 million in 2006. Please refer to Note 36 in our Annual Report 2007 for a description of these commitments and other contingencies. The Executive Management of the Group believes that the obligations are covered by the Group’s financial resources as well as expected future cash flows generated from operating activities.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Novo Nordisk’s research activities utilize biotechnological methods based on genetic engineering, advanced protein chemistry and protein engineering. These methods have played a key role in the development of the production technology which is used in the manufacturing of insulin, recombinant factor VIIa, human growth hormone and glucagon.

Novo Nordisk’s research and development facilities are mainly located in Denmark, but development activities also take place in other countries. The focus of Novo Nordisk’s research and development is therapeutic proteins.

Research and development costs during 2007 were DKK 8.5 billion or 20.4% of sales of which DKK 1.3 billion were related to the discontinuation of AERx®. Research and development costs in 2006 and 2005 were DKK 6.3 billion or 16.3% of sales and DKK 5.1 billion or 15.1% of sales, respectively. Novo Nordisk’s research and development organization comprised approximately 4,000 employees at the end of 2007.

Information related to selected research and development projects can be found on pages 16-19 in the Annual Report 2007.

TREND INFORMATION

As a pharmaceutical company Novo Nordisk has benefited from changes in demographics such as the increasing share of elderly people. Moreover, the growing problem of obesity is resulting in a significant increase in the number of people with diabetes. According to the International Diabetes Federation, the number of people with diabetes is expected to increase to 380 million by 2025 from 246 million in 2007. Diabetes care is Novo Nordisk’s largest segment comprising approximately 73% of sales. The epidemic growth in the number of people with diabetes, a continuing transition from human insulins to modern insulins and new delivery devices as well as market share gains are driving Novo Nord-isk’s growth of the diabetes care segment.

The other segment of the Company is biopharmaceuticals, which consists of haemostasis management, growth hormone therapy and other biopharmaceutical products. Within haemostasis management the penetration of NovoSeven® continued in 2007. The growth hormone therapy franchise benefited from further penetration and increasing market share of the liquid, ready to use growth hormone formulation Norditropin®.

For further information on trends please refer to the section ‘Business results’ on pages 8-19 in the Annual Report 2007. Information about the expectations for the financial year 2008 can be found on page 15 in the subsection ‘Outlook for 2008.’

Back to Contents

OFF-BALANCE SHEET ARRANGEMENTS

Novo Nordisk has an off-balance sheet arrangement which is a credit guarantee in connection with an asset securitization.

Novo Nordisk’s Japanese subsidiary has asset securitization programs with two external credit institutions. Please refer also to Item 5 ‘Debt financing’.

DKK million	2004	2005	2006	2007
Sold trade receivables with credit guarantee	1,398	1,563	1,515	1,270
Credit guarantee	61	112	100	96

For further information on contingencies, reference is made to Note 36 in our Annual Report 2007.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual obligations DKK million	Payments due by period
	Less than 1 year	1–3 years	3–5 years	More than 5 years	Total
Long-term debt	153	0	457	504	1,114
Interest payments related to Long-term debt1)	47	68	61	122	298
Operating leases	728	1,053	667	720	3,168
Defined benefit plan	0	0	0	362	362
Purchase obligations	1,444	154	120	300	2,018
Total	2,372	1,275	1,305	2,008	6,960
Research and development obligations 2)	1,530	941	0	0	2,471
Total incl. R&D obligations	3,902	2,216	1,305	2,008	9,431

1) Forward curves for interest rates at 31 December, 2007 have been used to compute the contractual obligation for interest on variable rate debt instruments and swaps.
2) Obligations related to R&D contain uncertainties in relation to the due period of payments as a proportion of the obligations are dependent on milestone achievements. The due periods disclosed are based on management’s best estimate.

Safe Harbor

Not applicable.

ITEM 6    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND EXECUTIVE MANAGEMENT

Reference is made to pages 46-47 in our Annual Report 2007 for name, position, date of birth and period of service as director for the members of the Board of Directors.

Reference is made to page 48 for name, position, date of birth, year of appointment and year of joining Novo Nordisk for the members of Executive Management.

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

Back to Contents

The business address of the Board of Directors and Executive Management is Novo Nordisk A/S, Novo Allé 1, DK-2880 Bagsværd, Denmark.

The activities of the directors and members of Executive Management outside the Company are included in our Annual Report 2007 on pages 46-48.

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

COMPENSATION

Reference is made to the section ‘Executive remuneration’ on pages 44-45 and Notes 33 and 34 in our Annual Report 2007 regarding compensation.

BOARD PRACTICES

Reference is made to our Annual Report 2007 page 42-44, regarding board practices.

EMPLOYEES

Reference is made to the section titled ‘Summary of financial data 2003-2007’ pages 102-103 in our Annual Report 2007 regarding the total number of full-time employees in Novo Nordisk at year-end for the years 2003-2007.

Employees	2003	2004	2005	2006	2007

Employees outside Denmark as a percentage of total number of employees	39%	41%	45%	47%	51%

Executive Management believes that the Company has a good relationship with its employees in general and with the labor unions of the Novo Nordisk employees.

Novo Nordisk believes that the current personnel policy results in low staff turnover, high morale, and ease in recruiting new employees. The Company has not experienced any significant labor disputes.

SHARE OWNERSHIP

Since 1998, Novo Nordisk has established share based incentive schemes for Executive Management and other key executives of the Company and its affiliates. The share based incentive schemes provide for annual grants contingent on the fulfillment of performance and shareholder value related goals based on long-term financial and non-financial targets. For information on the Board of Directors’ and Executive Management’s individual holdings of share options, exercise of options and granting of shares, please refer to Note 34 in our Annual Report 2007. The members of the Board of Directors and Executive Management and key management executives in the aggregate hold less than one percent of the beneficial ownership of the company.

For information on the Board of Directors’ and Executive Management’s individual holdings of and trading in Novo Nordisk shares during 2007, please refer to Note 34 in our Annual Report 2007. As of 30 January 2008 the Board of Directors and Executive Management owned 101,224 B shares.

In addition Executive management as a group owns approximately 40% of the share bonus pool established for the years 2004-2007. The total pool consists of 912,659 shares.

Back to Contents

The total number of options to acquire B shares held by Executive Management and Board of Directors as of 30 January 2008 equals 280,500 and the specific conditions can be summarized as follows:

Share option plan *)	Number of options held	Exercise price	Exercise period
		(DKK)
2000 Ordinary	46,000	198	02.22.2004 – 02.21.2009
2001 Ordinary	72,500	332	02.08.2005 – 02.07.2010
2003 Ordinary	120,000	195	02.06.2007 – 02.05.2012

*) Kurt Anker Nielsen, member of the Board of Directors has share options in Novo Nordisk, issued by Novo A/S. At the end of 2007 42,000 of these options were outstanding – 20,000 (1999 ordinary) and 22,000 (2000 ordinary).

For a full description of individual holdings and exercise of stock options, please refer to Notes 33 and 34 in our Annual Report 2007.

In the period from 1 January 2008 until 30 January 2008, no B shares were sold or purchased by the members of the Board of Directors or Executive Management, and no options have been exercised. The internal rules on trading in Novo Nordisk securities by members of the Board of Directors and Executive Management only permit trading in the 15 calendar-day period following each quarterly announcement.

ITEM 7    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The total share capital of the Company is split in two classes, A shares and B shares, each with different voting rights. The A shares have 10 votes per DKK 1 of the A share capital and the B shares have one vote per DKK 1 of the B share capital.

All of the A shares of the Company are held by Novo A/S, a wholly-owned subsidiary of the Novo Nordisk Foundation (the ‘Foundation’). As of 31 December 2007, the A shares represented approximately 67.5% of the votes exercisable at the Annual General Meeting. Treasury shares have no votes at the Annual General Meeting.

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

Back to Contents

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

According to the statutes, the Foundation, in exercising its voting rights through Novo A/S at Novo Nordisk A/S’ General Meetings, must vote with regard for what’s in Novo Nordisk’s best interest. A shares held by Novo A/S cannot be sold or be subject to any disposition so long as the Foundation exists. The dissolution of the Foundation or any change in its objectives requires the unanimous vote of the Foundation’s Board of Governors. Other changes in the Foundation’s statutes require the approval of two-thirds of the members of the Foundation’s Board of Governors. In addition, changes in the Foundation’s statutes require approval of the Danish Foundation Authorities. According to the statutes, the Foundation is required to maintain material influence over Novo Nordisk A/S and its majority vote in Novo A/S.

The B shares of the Company are registered with Værdipapir Centralen (VP Securities Services) and are not represented by certificates. Generally, Værdipapir Centralen does not provide the Company with information with respect to registration. However, set forth below is information as of 30 January 2008 with respect to (a) any shareholder who is known to the Company to be the owner of more than 5% of any class of the Company’s securities and (b) the total amount of any class owned by the directors and Executive Management as a group:

Title of class	Identity of person or group	Shares owned		Percent of class	Percent of total votes
A shares	Novo A/S	107,487,200	[3]	100.00	67.52
B shares	Novo A/S	57,487,600		10.66	3.61
B shares	The Capital Group Companies Inc.	93,507,562		17.33	5.87
B shares	Novo Nordisk A/S and affiliates (treasury shares)	25,815,130		4.79	0.00
B shares	Board of Directors and Executive Management	101,224		0.02	0.01

In January 2006, Novo Nordisk announced a share buy-back scheme of DKK 6 billion. At the end of 2006, 14,937,914 shares corresponding to DKK 3 billion had been repurchased. In January 2007, Novo Nordisk announced an increase by DKK 4 billion in the ongoing DKK 6 billion share repurchase programme, bringing the total value of the share repurchase programme to DKK 10 billion. In January 2008 Novo Nordisk announced a further increase by DKK 6.5 billion bringing the total value of the share purchase programme to DKK 16.5 billion.

In 2007 15,537,012 shares corresponding to DKK 4.8 billion have been repurchased. The programme is now expected to be finalised by the end of 2009.

3 The number of A shares is calculated as an equivalent of the trading size (DKK 1) of the listed B shares but is not formally divided into number of shares. The A shares are not listed on any stock exchange.

Back to Contents

After the shareholders’ approval at the Annual General Meeting on 7 March 2007 of the proposed reduction of the company’s share capital, 26,960,000 shares were cancelled in June, reducing the number of treasury shares accordingly.

As the B shares are in bearer form, it is not possible to give an accurate breakdown of the holdings and number of shareholders per country. It is, however, estimated that approximately 43% of the B share capital was held in Denmark at the end of 2007. Approximately 30% of the B share capital is estimated to be held in North America. The estimated total number of shareholders is more than 100,000 of which more than 60,000 are estimated to be Danish residents and more than 20,000 to be resident in the United States of America.

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

In 2007 Novo Nordisk A/S acquired 6,874,800 B-shares, worth DKK 2.1 billion, from Novo A/S as part of the ongoing DKK 10 billion share repurchase program. The transaction price was DKK 304.07 per share and was calculated as the average market price from 3 August to 9 August 2007 in the open window, following the announcement of the financial results for the second quarter of 2007.

In August 2006 Novo Nordisk A/S acquired 9,044,924 B-shares, worth DKK 1.8 billion, from Novo A/S as part of the ongoing DKK 10 billion share repurchase program. The transaction price was DKK 202.90 per share and was calculated as the average market price from 3 August to 17 August 2006 in the open window, following the announcement of the financial results for the second quarter of 2006.

In May 2005 Novo Nordisk A/S acquired 4,278,236 B-shares, worth DKK 0.6 billion, from Novo A/S as part of the ongoing share repurchase program. The transaction price was DKK 150.90 per share and was calculated as the average market price from 29 April to 13May 2005 in the open window, following the announcement of the financial results for the first quarter of 2005.

Related party transactions in 2007, 2006 and 2005 are primarily payments for services provided between the Novo Nordisk Group and the Novozymes Group and transactions with associated companies. The financial impact of these transactions is limited.

Since 31 December 2007, in 2007, 2006 and 2005 there have been no significant transactions with related parties out of the ordinary course of business. For further information please refer to Note 33 in our Annual Report 2006 and Note 32 in our Annual Report 2007.

There have not been and are no loans to the Board of Directors or Executive Management in 2005, 2006 and 2007.

INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

Back to Contents

ITEM 8    FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 17, ‘Financial statements’ for information on balance sheet, income statement, changes in shareholders’ funds, cash flow statement, related notes, etc., including comparative figures.

For information on net turnover by business segments and geographic segments, see Item 4, ‘Business overview’.

Dividend policy
At the Annual General Meeting on 12 March 2008, the Board of Directors will propose a dividend of DKK 4.50 per share. No dividends will be paid on the Company’s holding of its treasury shares. It is the intention of the Board of Directors that, the payout ratio of Novo Nordisk shall be at the level of comparable companies.

Legal proceedings
Reference is made to Note 36 in the Annual Report 2007 regarding legal proceedings.

Significant changes
Reference is made to Note 36 in the Annual Report 2007 for significant events after the balance sheet date. For information on important events in the financial year of 2007, please refer to ‘Important events in 2007’ under Item 4.

ITEM 9    THE OFFER AND LISTING

Offer and listing details
The table below sets forth for the calendar periods indicated, in the first two columns, high and low prices for the B shares as reported by the Copenhagen Stock Exchange and, in the third and fourth columns, high and low ADR prices as reported by the New York Stock Exchange.

Following the change in trading units as of 3 December 2007, all quotes are restated to reflect the new trading unit of DKK 1 per B share and a ratio of B shares to ADRs of 1:1.

	DKK per B share		USD per ADR

	High	Low	High	Low

2003	126	87	20.62	12.55
2004	166	115	27.64	19.52
2005	178	141	30.05	24.03
2006	240	170	42.33	27.40
2007	349	231	68.73	38.84

2006
1st Quarter	198	170	31.97	27.40
2nd Quarter	203	172	34.16	28.83
3rd Quarter	220	180	37.67	30.51
4th Quarter	240	212	42.33	35.71

2007
1st Quarter	267	231	46.66	38.84
2nd Quarter	303	251	54.92	45.06
3rd Quarter	325	281	60.75	50.26
4th Quarter	349	291	68.73	56.17

July 2007	312	281	56.65	51.29
August 2007	313	282	57.93	50.26
September 2007	325	296	60.75	55.90
October 2007	326	291	62.45	56.17
November 2007	325	306	65.11	60.17
December 2007	349	323	68.73	64.81
1-26 January 2008	339	305	66.38	60.35

Back to Contents

PLAN OF DISTRIBUTION

Not applicable.

MARKETS

The Company’s share capital consists of A shares and B shares. As described above, the A shares are owned by the Novo Nordisk Foundation through its wholly owned company Novo A/S and are not listed or traded on any stock exchange. The B shares have been publicly traded since 1974 and have been listed on the OMX Nordic Exchange Copenhagen since that time and on the London Stock Exchange since 1978. The Copenhagen Stock Exchange is the principal trading market for the B shares.

American Depositary Receipts (‘ADRs’) representing the B shares, as evidenced by American Depositary Receipts issued by JP Morgan Chase Bank of New York, as the Depositary, have been listed on the New York Stock Exchange since 1981. As of 31 December 2007, 32,122,494 B share equivalents (representing 6.3% of the outstanding B shares, adjusted for the treasury shares) were held in the form of ADRs.

SELLING SHAREHOLDERS

Not applicable.

DILUTION

Not applicable.

EXPENSES OF THE ISSUE

Not applicable.

ITEM 10    ADDITIONAL INFORMATION

SHARE CAPITAL

Not applicable.

Back to Contents

MEMORANDUM AND ARTICLES OF ASSOCIATION

At the Annual General Meeting 8 March 2007, it was decided to make a reduction of the company’s B share capital from DKK 566,432,800 to DKK 539,472,800. The company’s share capital hereafter amount to DKK 646,960,000 divided into A share capital of DKK 107,487,200 and B share capital of DKK 539,472,800. A new article 8.5 was adopted stating:

“The Board of Directors may decide that a General Meeting shall be conducted in the English language. All documents, which shall be made available for the shareholders, shall be available in Danish as well the English language. The Board of Directors shall secure that the Danish shareholders, attending a General Meeting, can participate in the General Meeting in Danish.”

All other articles remain unchanged.

MATERIAL CONTRACTS

There have been no material contracts outside the ordinary course of business. For a description of other contracts please see the description under Item 4 – ‘Important events’.

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

TAXATION

The following summary outlines certain U.S. and Danish tax consequences to holders of ADRs or B shares who are citizens or residents of the United States under the current Convention between the Government of the United States of America and the Government of the Kingdom of Denmark for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the ‘Current Convention’).

For purposes of the United States Jobs and Growth Tax Relief Reconciliation Act of 2003 (P-L. 108-27, 117 Stat. 752) and the Internal Revenue Code of 1986, as amended (the ‘US Code’), and the Current Convention, the holders of ADRs will be treated as the owners of the underlying B shares.

Under the traditional Danish tax procedure, withholding tax is deducted from dividend payments to U.S. residents and corporations at a 28% rate, the rate which is generally applicable to non-residents in Denmark without regard to eligibility for a reduced treaty rate. Under the Current Convention, however, the maximum rate of Danish tax which may be imposed on a dividend paid to a U.S. resident or corporation that does not have a ‘permanent establishment’ (as defined therein) in Denmark is 15%. U.S. residents and corporations who are eligible for the reduced treaty rate may apply to the Danish tax authorities to obtain a refund to the extent that the withholding tax exceeds the maximum rate.

As effective in 1987, the Danish tax authorities approved the Company’s proposal to simplify such procedure. Under the approved procedure, U.S. resident shareholders holding ADRs will receive their dividends from the Depositary reduced only by the 15% Danish withholding tax provided for in the Current Convention provided they certify that they are U.S. residents. Accordingly, U.S. resident shareholders that have submitted the required form (Form 6166) to the Depositary will no longer have to file for any tax withholding refund from the Danish tax authorities.

Back to Contents

Subject to the limitations and conditions provided in the Jobs and Growth Tax Relief Reconciliation Act of 2003 (P-L. 108-27, 117 Stat. 752), a U.S. citizen will be taxed at a maximum of 15% of the dividend, as received from a Qualified Foreign Corporation (QFC). Novo Nordisk A/S is a Qualified Foreign Corporation. It is a condition that the ADR holder fulfills certain holding period requirements.

Subject to the limitations and conditions provided in the U.S. Tax Code, the ADR holder may elect to credit the Danish taxes paid on dividends against its U.S. federal income tax liability. The credit includes taxes initially withheld from dividends declared to the extent the withheld taxes are not repayable to the United States shareholder. For U.S. federal income tax purposes, the full dividend payment, without reduction for Danish withholding tax, is treated as a foreign source dividend.

Subject to the limitations and conditions provided in the U.S. Tax Code, a U.S. resident or domestic corporation may elect to credit any Danish taxes paid on dividends from a Danish corporation against its U.S. federal income tax liability. The credit includes taxes initially withheld from dividends declared to the extent the withheld taxes are not repayable to the U.S. shareholder. Alternatively, subject to applicable limitations, a U.S. shareholder may elect to deduct Danish taxes withheld from dividend payments which will generally constitute passive income for certain shareholders. For U.S. federal income tax purposes, the full dividend payment, without reduction for Danish withholding tax, is treated as a foreign source dividend.

Under the U.S. Tax Code, any dividend payments received by U.S. corporations from Danish corporations will generally be taxable as income and are not eligible for any dividend-received deduction. The full amount of dividends declared, without reduction for any Danish tax withheld, will be included in the gross income of the recipient U.S. corporation subject to the aforementioned foreign tax credit.

Sales of ADRs or B shares
Any gains or losses derived from the sale of ADRs or B shares by an individual that is not a resident of Denmark or a non-Danish corporation that is not doing business in Denmark are not subject to Danish taxation, but are subject to the general U.S. tax rules applicable to such transactions by U.S. citizens, residents or domestic corporations. A U.S. shareholder will recognize capital gain or loss for U.S. federal income tax purposes on a sale or other disposition of ADRs or B shares in the same manner as on the sale or disposition of any other shares. In addition, any non-resident of Denmark may remove from Denmark any convertible currency representing the proceeds of the sales of ADRs or B shares in Denmark.

The foregoing sections offer a general description and you are urged to consult your own tax advisers to determine the U.S. federal, state local and foreign tax consequences of purchasing, owning and disposing of class B shares or ADRs in your particular circumstances.

DIVIDENDS AND PAYING AGENTS

Not applicable.

STATEMENT BY EXPERTS

Not applicable.

DOCUMENTS ON DISPLAY

Documents referred to and filed with the SEC together with this Form 20-F can be read and copied at the SEC’s public reference room located at 450 Fifth Street, NW, Washington, DC 20549. Please call the United States Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms.

Back to Contents

Copies of the Form 20-F Report as well as the Annual Report 2007 can be downloaded from the Investors pages on www.novonordisk.com. The Form 20-F is also filed and can be viewed via ED-GAR on www.sec.gov.

SUBSIDIARY INFORMATION

Not applicable.

ITEM 11    QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISKS

Financial exposure and financial risk management
For a description and discussion of the Company’s foreign exchange risk management, interest risk management, counterparty risk management and equity price risk management, please refer to Note 31 and the section on Business, strategy, opportunities and key risks on pages 8-9 in the Annual Report 2007.

Sensitivity analysis
When conducting a sensitivity analysis, the Group assesses the change in fair value on the market-sensitive instruments following hypothetical changes in market rates and prices. The rates used to mark-to-market the instruments are market data from the end of 2007.

Interest rate sensitivity analysis
The financial instruments included in the sensitivity analysis of interest rate risk consist of the Group’s marketable bonds and deposits together with short- and long-term loans with floating and fixed interest rates together with interest rate swaps and cross currency swaps. Not included are foreign exchange forwards, foreign exchange options, and foreign exchange swaps due to the very limited interest effect of these instruments when the interest rate risk is assessed through the below-mentioned risk measures.

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

The result of the sensitivity analysis at the end of 2007 and 2006 is as follows:

	Interest rate level	Fair value of Group’s financial instruments (DKK million)
2007	+ 1 percentage point	+15
	- 1 percentage point	- 15
2006	+ 1 percentage point	+53
	- 1 percentage point	- 53

The change seen from 2006 to 2007 is due to the fact that the notional amount and term to maturity of the bond portfolio have increased in 2007.

Interest received on the bond portfolio counters the interest paid on the remaining financial instruments.

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

At the end of 2007, a 5% increase in the levels of all foreign exchange rates against the DKK, i.e. a unilateral weakening of DKK, would, all other variables being unchanged, result in a decrease in the fair value of the Group’s financial positions of DKK 507 million. A 5% decrease in the levels of all foreign exchange rates against DKK, i.e. a unilateral strengthening of DKK, would, all other variables being unchanged, increase the value of the Group’s financial positions by DKK 507 million.

In comparison, at the end of 2006, a 5% increase in the levels of all foreign exchange rates against the DKK, i.e. a unilateral weakening of DKK, would, all other variables being unchanged, result in a decrease in the fair value of the Group’s financial positions of DKK 450 million. A 5% decrease in the levels of all foreign exchange rates against DKK, i.e. a unilateral strengthening of DKK, would, all other variables being unchanged, increase the value of the Group’s financial positions by DKK 450 million.

To reflect the Danish fixed rate policy vis-à-vis EUR, an alternative calculation has been made. This calculation assumes that DKK remains unchanged versus EUR, i.e. that DKK and EUR weaken by 5% against all other currencies. Likewise it is assumed that DKK and EUR strengthen by 5% against all other currencies.

At the end of 2007, a 5% increase in the levels of foreign exchange rates against DKK and EUR would, all other variables being unchanged, result in a decrease in the fair value of the Group’s financial positions of DKK 714 million. A 5% decrease in the levels of all foreign exchange rates against DKK and EUR would, all other variables being unchanged, increase the value of the Group’s financial positions by DKK 772 million.

In comparison, at the end of 2006, a 5% increase in the levels of all foreign exchange rates against the DKK and EUR would, all other variables being unchanged, result in a decrease in the fair value of the Group’s financial positions of DKK 644 million. A 5% decrease in the levels of all foreign exchange rates against DKK and EUR would, all other variables being unchanged, increase the value of the Group’s financial positions by DKK 693 million.

The result of the sensitivity analysis at the end of 2007 and 2006 is as follows:

	Exchange rate level (change against DKK)	Fair value of Group’s financial positions - DKK unchanged - (DKK million)	Fair value of Group’s financial positions - DKK & EUR unchanged - (DKK million)
2007	+ 5 percentage point	- 507	-714
	- 5 percentage point	+ 507	+772
2006	+ 5 percentage point	- 450	- 644
	- 5 percentage point	+ 450	+693

The asymmetric sensitivities, when measuring the change in the fair value of the Group’s financial position against both DKK and EUR are caused by the positions in EUR/USD and EUR/JPY foreign exchange options.

ITEM 12    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

Back to Contents

PART II

ITEM 13    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15    CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures
Novo Nordisk maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in reports that Novo Nordisk files under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the United States Securities and Exchange Commission.

Novo Nordisk’s Chief Executive Officer and Chief Financial Officer have evaluated the Company’s disclosure controls and procedures as of the end of 2007. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective at the reasonable assurance level for gathering, analyzing and disclosing the information the Company is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms.

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

Novo Nordisk’s Chief Executive Officer and Chief Financial Officer assessed the effectiveness of the Group’s internal control over financial reporting as of December 31, 2007. In making this assessment, they used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment the Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2007, Novo Nordisk Group’s internal control over financial reporting is effective based on those criteria.

Back to Contents

The effectiveness of internal control over financial reporting as of December 31, 2007 has been audited by PricewaterhouseCoopers, Statsautoriseret Revisionsaktieselskab, Denmark, an independent registered public accounting firm, as stated in their report which is included on page 33

Changes in internal controls over financial reporting
There were no changes in the Company’s internal control over financial reporting that occurred during the year ended 31 December 2007, that have materially affected, or are reasonably likely to materially affect the Company’s internal control over financial reporting.

ITEM 16A    AUDIT COMMITTEE FINANCIAL EXPERT

The Audit Committee has three members elected by the board among its members. All members qualify as independent as defined by the U.S. Securities and Exchange Commission (SEC). One member is designated as chairman and two members have been designated as Audit Committee Financial Experts as defined under the Sarbanes-Oxley Act.

The board has in March 2007 elected the following to the Audit Committee: Kurt Anker Nielsen (Audit Committee Chairman and Financial Expert), Niels Jacobsen (Audit Committee Member and Financial Expert) and Jørgen Wedel (Audit Committee Member).

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

The Novo Nordisk Way of Management is principle-based and describes corporate values and required mindsets on business conduct and ethics including a number of the topics dealt with in the rules on Code of Ethics set forth in the Sarbanes-Oxley Act and in the New York Stock Exchange Listed Company Manual.

Novo Nordisk has not established a separate Code of Ethics as a response to the requirement set forth in the Sarbanes-Oxley Act because the framework is already well integrated in the Company, and includes rules and guidelines reasonably similar to those required by Code of Ethics in the Sarbanes-Oxley Act and the New York Stock Exchange Listed Company Manual.

For further information on the Novo Nordisk Way of Management please visit Novo Nordisk´s home-page at www.novonordisk.com (The contents of the website are not incorporated by reference into this Form 20-F.)

ITEM 16C    PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit fees
Reference is made to Note 8 in our Annual Report 2007 regarding aggregate audit fees.

Statutory audit fees
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

Back to Contents

Audit-related fees
Fees for audit-related services consist of fees billed for assurance and related services that are related to the performance of the audit or review of the Company’s non-financial reporting included in the Annual Report and include consultations concerning financial accounting, reporting standards and financial due diligence.

Tax fees
Fees for tax advisory services include fees billed for tax compliance services, tax consultations, such as assistance and representation in connection with tax audits and appeals, transfer pricing and tax planning services.

All other fees
All other fees include fees billed for services such as financial due diligence.

Pre-approval policies
The Audit Committee assesses and pre-approves all audit and non-audit services provided by Pricewa-terhouseCoopers. The pre-approval includes the type of service and a fee budget. Furthermore, the Audit Committee receives a quarterly update on actual services provided and fees realized.

ITEM 16D    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

2007	Total Number of Shares Purchased (a)	Average Price Paid per Share in DKK (b)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (c)	Maximum Approximate Value of Shares that may yet be purchased under the Plans or Programs in DKK (d)
January 1–31	0	NA	0	7,000,272,205
February 1–28	0	NA	0	7,000,272,205
March 1–31	0	NA	0	7,000,272,205
April 1–30	0	NA	0	7,000,272,205
May 1–31	276,000	286.64	276,000	6,921,159,565
June 1–30	0	NA	0	6,921,159,565
July 1–31	0	NA	0	6,921,159,565
August 1–31	7,739,800	303.59	7,739,800	4,572,416,953
September 1–30	1,297,700	315.68	1,297,700	4,161,983,531
October 1–31	1,234,000	316.35	1,234,000	3,771,609,761
November 1–30	3,156,500	314.67	3,156,500	2,778,359,894
December 1–31	1,833.012	333.92	1,833,012	2,166,278,959
Total	15,537,012	311.13	15,537,012

Note to column (a)

The Board of Directors has an authorization from the shareholders meeting to buy up to 10% of the share capital at the price quoted at the time of the purchase with a deviation of up to 10%.

Back to Contents

Under this authorization the shares were repurchased under a program announced on January 31, 2007. Shares up to a total amount of DKK 10 bill. can be repurchased. The shares are purchased through a bank directly in the market or directly from named shareholders as for example Novo A/S.

Notes to columns (c) and (d)
In order to maintain capital structure flexibility the Board of Directors will at the Annual General meeting on 12 March 2008 also propose a reduction in the B share capital, by cancellation of nominally DKK 12.96 million (12,960,000) shares) of current treasury B shares, to DKK 526.5 million. This corresponds to a 2% reduction of the total share capital.

PART III

ITEM 17    FINANCIAL STATEMENTS

The financial statements required by this item accompany this Annual Report as the Novo Nordisk Annual Report 2007 (see Exhibit 14.1).

RECONCILIATION OF NON-COMPARABLE FINANCIAL MEASURES

In our Annual Report 2007, Novo Nordisk discloses some financial measures that may not be comparable with similarly titled measures of other companies including:

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

Below is a reconciliation of free cash flow to ‘Cash flow from operating activities’.

Reconciliation of free cash flow

DKK Million		2005	2006	2007
	Free cash flow	4,833	4,707	9,012
+	Net change in marketable securities (>3 months)	(1,032)	514	(541)
+	Net cash used in investing activities	4,911	2,517	1,516
=	Cash flow from operating activities	8,712	7,738	9,987

Cash/earnings
Cash/earnings is defined as ‘free cash flow as a percentage of net profit’.

Back to Contents

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

Reconciliation of cash/earnings

DKK Million		2005	2006	2007
	Numerator
	Free cash flow	4,833	4,707	9,012

	Denominator
	Net profit (as reported in Annual Report)	5,864	6,452	8,522

	Cash/earnings (as reported in Annual Report) in %	82.4%	73.0%	105.7%

	Numerator

	Free cash flow	4,833	4,707	9,012
+	Net change in marketable securities (>3 months)	(1,032)	514	(541)
+	Net cash used in investing activities	4,911	2,517	1,516
=	Cash flow from operating activities	8,712	7,738	9,987

	Denominator
	Net profit (as reported in Annual Report)	5,864	6,452	8,522

	Cash flow from operating activities	8,712	7,738	9,987
/	Net profit (as reported in Annual Report)	5,864	6,452	8,522
=	Cash flow from operating activities / Net profit in %	148.6%	119.9%	117.2%

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

Reconciliation of ROIC

DKK Million		2005	2006	2007

	Operating profit after tax	5,759	6,420	6,948
/	Average non-interest bearing balance sheet items	23,295	24,890	25,557
=	ROIC (as reported in Annual Report) in %	24.7%	25.8%	27.2%

	Numerator
	Reconciliation of Operating profit after tax to Operating profit

	Operating profit after tax	5,759	6,420	6,948
/	(1-effective tax rate) in %	71.2%	70.4%	77.7%
=	Operating profit (as reported in Annual Report)	8,088	9,119	8,942
	Denominator
	Reconciliation of Average non-interest bearing balance sheet items to Equity

	Average non-interest bearing balance sheet items as used in ROIC calculation
*	2	46,590	49,780	51,114
-	Non-interest bearing balance sheet items at the beginning of the year	22,384	24,206	25,575

=	Non-interest bearing balance sheet items at the end of the year	24,206	25,574	25,539

	Non-interest bearing balance sheet items at the end of the year	24,206	25,574	25,539
+	Investments in associated companies	926	788	500
+	Other financial assets	169	169	131
+	Marketable securities and derivative financial instruments	1,722	1,833	2,555
+	Cash at bank and in hand	3,303	3,270	4,823
-	Long-term debt	(1,248)	(1,174)	(961)
-	Short-term debt	(1,444)	(338)	(405)
=	Equity at the end of the year (as reported in Annual Report)	27,634	30,122	32,182

	Operating profit (as reported in Annual Report)	8,088	9,119	8,942
/	Equity	27,634	30,122	32,182
=	Operating profit / Equity in %	29.3%	30.3%	27,8%

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

Back to Contents

ITEM 19     EXHIBITS

a. Annual Report

The following pages from our Annual Report 2007, filed on Form 6-K, dated 11 February 2008, are incorporated by reference.

Page(s) in the Annual Report

Business results	[8-19]
Risk management	[8-9	]
Research and development pipeline	[16-19]
Business environment	[20-25]
Corporate governance	[42-43]
Executive remuneration	[44-45]
Board of Directors	[46-47]
Executive Management	[48	]
Shareholder information	[49-50]
Financial highlights	[52	]
Consolidated income statements for the years ended 31 December
[2005, 2006 and 2007]	[54	]
Consolidated balance sheets at 31 December 2006 and 2007	[55	]
Consolidated cash flow and financial resources for the years
ended 31 December [2005, 2006 and 2007]	[56	]
Consolidated statements of changes in equity for the years ended 31
December [2006 and 2007]	[57	]
Notes to the consolidated financial statements	[58-88]
List of companies in the Novo Nordisk Group	[100-101]
Summary of financial data 2003-2007	[102-103]
Management Statement	[113	]

Additional required information
Reference is made to note 19 in our Annual Report for additional information regarding valuation and qualifying accounts.

Back to Contents

b. Exhibits

List of exhibits:

Exhibit No.	Description	Method of filing

8.1	List of companies in the Novo Nordisk Group	Incorporated by reference to pages 100-101 of our Annual Report 2007 filed on Form 6-K dated 11 February 2008.Filed together with this Form 20-F for 2007.

12.1	Certification of Lars Rebien Sørensen, President and Chief Executive Officer of Novo Nordisk, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Jesper Brandgaard, Executive Vice President and Chief Financial Officer of Novo Nordisk, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed together with this Form 20-F for 2007.

13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Filed together with this Form 20-F for 2007.

14.1	Registrant’s Annual Report for the fiscal year ended December 2007.	Incorporated by reference to the Registrant’s Report on Form 6-K dated 11 February 2008.

14.2	Registrant’s Annual Report for the fiscal year ended December 2006.	Incorporated by reference to the Registrant’s Report on Form 6-K dated 8 February 2007.

Back to Contents

Novo Nordisk A/S

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Novo Nordisk A/S

In our opinion, the Consolidated Financial Statements listed in the accompanying index appearing under Item 19 present fairly, in all material respects, the financial position of Novo Nordisk A/S and its subsidiaries (the Company) at December 31, 2007 and December 31, 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 expressed in Danish kroner and incorporated with reference to the Registrant’s Annual Report (the pages listed in Item 19 of the Form 20-F) filed on Form 6-K dated February 11, 2008 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB), and with International Financial Reporting Standards as adopted by the EU. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s Management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Novo Nordisk Management on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by Management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

30 January 2008
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

Dated: 30 January 2008