Form 20-F/A
period 2007-12-31
NOVO NORDISK A S
filed 2008-06-09
CIK 353278

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20 – F/A Amendment No. 1

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

A shares, nominal value DKK 1 each:	107,487,200
B shares, nominal value DKK 1 each:	539,472,800

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☒	No ☐

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒	No ☐

If this is report is an annual or transition report, indicate by check mark if the registrant is not required to file reports to Section 13 or 15(d) of the Securities Exchange Act of 1934.
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

EXPLANATORY NOTE

This Amendment No. 1 to our annual report on Form 20-F for the year ended December 31, 2007 is filed solely for the purpose of incorporating by reference exhibit 1.1 hereto which was omitted from the Form 20-F filed by Novo Nordisk A/S on 11 February 2008.  This Amendment consists of this explanatory note as well as a revised Exhibit List.  It does not amend, delete or update any other part of the Form 20−F.

b. Exhibits

List of exhibits:

Exhibit No.	Description	Method of filing
1.1	Articles of Association of Novo Nordisk A/S	Incorporated by reference to Registrant’s Report on Form 6-K dated 2 April 2008

8.1	List of companies in the Novo Nordisk Group	Incorporated by reference to pages 100-101 of our Annual Report 2007 filed on Form 6-K dated 11 February 2008.

12.1	Certification of Lars Rebien Sørensen, President and Chief Executive Officer of Novo Nordisk, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Incorporated by reference to Exhibit 12.1 to our annual report on Form 20-F, as filed on 11 February 2008.

12.2	Certification of Jesper Brandgaard, Executive Vice President and Chief Financial Officer of Novo Nordisk, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Incorporated by reference to Exhibit 12.2 to our annual report on Form 20-F, as filed on 11 February 2008.

13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Incorporated by reference to Exhibit 13.1 to our annual report on Form 20-F, as filed on 11 February 2008.

14.1	Registrant’s Annual Report for the fiscal year ended December 2007.	Incorporated by reference to the Registrant’s Report on Form 6-K dated 11 February 2008.

14.2	Registrant’s Annual Report for the fiscal year ended December 2006.	Incorporated by reference to the Registrant’s Report on Form 6-K dated 8 February 2007.

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
Dated: 9 June 2007