Form 20-F
period 2008-12-31
NOVO NORDISK A S
filed 2009-02-09
CIK 353278

Back to Contents

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20 - F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 31 December 2008
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

A shares, nominal value DKK 1 each:	107,487,200
B shares, nominal value DKK 1 each:	526,512,800

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒	No ☐

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

Yes ☒	No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filling:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐	Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No ☒

Back to Contents

Back to Contents

INTRODUCTION

In this Form 20-F, the terms ‘the Company’, ‘Novo Nordisk’ and ‘the Group’ refer to the parent company Novo Nordisk A/S together with its consolidated subsidiaries. The term ‘Novo Nordisk A/S’ is used when addressing issues specifically related to this legal entity.

Throughout this Form 20-F the Company incorporates information on the various items by reference to its Annual Report 2008 and Annual Report 2007. Therefore the information in this Form 20-F should be read in conjunction with our Annual Report 2008 and Annual Report 2007, which were filed on Form 6-K on xx February 2009 and on 11 February 2008, respectively.

The Company publishes its financial statements in Danish kroner (DKK).

Forward-looking statements
The information set forth in this Form 20-F contains forward-looking statement as the term is defined in the U.S. Private Securities Litigation Reform Act of 1995.

Words such as ‘believe’, ‘expect’, ‘may’, ‘will’, ‘plan’, ‘strategy’, ‘prospect’, ‘foresee’, ‘estimate’, ‘project’, ‘anticipate’, ‘can’, ‘intend’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance identify forward-looking statements. Examples of such forward-looking statements include, but are not limited to

•	statements of plans, objectives or goals for future operations, including those related to Novo Nordisk’s products, product research, product development, product introductions and product approvals as well as cooperations in relation thereto,
•	statements containing projections of or targets for revenues, income (or loss), earnings per share, capital expenditures, dividends, capital structure or other net financials,
•	statements of future economic performance, future actions and outcome of contingencies such as legal proceedings, and
•	statements of the assumptions underlying or relating to such statements.

In this document, examples of forward-looking statements can be found under the headings ‘Pursuing a focused strategy’, ‘Performance in 2008’, including long-term financial targets, ‘Outlook for 2009’ and note 31, ‘Financial Risk’, on page 76.

These statements are based on current plans, estimates and projections. By their very nature, forwardlooking statements involve inherent risks and uncertainties, both general and specific. Novo Nordisk cautions that a number of important factors, including those described in this document, could cause actual results to differ materially from those contemplated in any forward-looking statements.

Factors that may affect future results include, but are not limited to, global as well as local political and economic conditions, including interest rate and currency exchange rate fluctuations, delay or failure of projects related to research and/or development, unplanned loss of patents, interruptions of supplies and production, product recall, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk’s products, introduction of competing products, reliance on information technology, Novo Nordisk’s ability to successfully market current and new products, exposure to product liability and legal proceedings and investigations, changes in governmental laws and related interpretation thereof, including on reimbursement, intellectual property protection and regulatory controls on testing, approval, manufacturing and marketing, perceived or actual failure to adhere to ethical marketing practices, investments in and divestitures of domestic and foreign companies, unexpected growth in costs and expenses, failure to recruit and retain the right employees and failure to maintain a culture of compliance.

Unless required by law, Novo Nordisk is under no duty and undertakes no obligation to update or revise any forward-looking statement after the distribution of this document, whether as a result of new information, future events or otherwise.

Back to Contents

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

PART I

ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3	KEY INFORMATION

SELECTED FINANCIAL DATA

IFRS figures in DKK millions, except share data	2004	2005	2006	2007	2008

Net sales	29,031	33,760	38,743	41,831	45,553
Operating profit from continuing operations	6,980	8,088	9,119	8,942	12,373
Operating profit	6,980	8,088	9,119	8,942	12,373
Net profit from continuing operations	5,013	5,864	6,452	8,522	9,645
Net profit	5,013	5,864	6,452	8,522	9,645
Earnings per share/ADR from continuing operations	7.45	8.95	10.05	13.49	15.66
Total assets	37,433	41,960	44,692	47,731	50,603
Net assets	26,504	27,634	30,122	32,182	32,979
Capital stock	709	709	674	647	634
Treasury stock	(45)	(62)	(39)	(26)	(26)
Dividends per share/ADR	2.40	3.00	3.50	4.50	6.00	*)
Dividends per share/ADR in USD	0.44	0.48	0.62	0.89	1.14	*)
Diluted earnings per share/ADR	7.42	8.91	10.00	13.39	15.54
Number of shares (million)	709	709	674	647	634

*) Proposed dividend per share. For USD translation the exchange rate at 31 December 2008 from Danmarks Nationalbank (The Central Bank of Denmark) is used (USD 1 = DKK 5.2849)

Reference is made to ‘Consolidated Financial Statement’, pages 51-104 in our Annual Report 2008 for further financial data.

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

Month	High	Low

July 2008	4.7866	4.6652
August 2008	5.1096	4.7899
September 2008	5.3513	5.0641
October 2008	5.9811	5.2982
November 2008	5.9464	5.7622
December 2008	5.9087	5.0969

Year	Average rate[2]	Period end rate	High	Low

2004	5.9774	5.4676	6.3047	5.4580
2005	6.0298	6.3241	6.3917	5.5061
2006	5.9118	5.6614	6.3082	5.5929
2007	5.4103	5.0753	5.7806	5.0132
2008	5.0848	5.2849	5.9811	4.6652

CAPITALIZATION AND INDEBTEDNESS

Not applicable.

REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

RISK FACTORS

For information on risk factors reference is made to Annual Report 2008 ‘Managing Risks’ on pages 24-25.

ITEM 4	INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

Novo Nordisk A/S was formed in 1989 by a merger of two Danish companies, Nordisk Gentofte A/S and Novo Industri A/S. Novo Industri A/S was the continuing company and its name was changed to Novo Nordisk A/S. The business activities of Nordisk Gentofte A/S were established in 1923 by August Krogh, H. C. Hagedorn and A. Kongsted, and the business activities of Novo Industri A/S were established in 1925 by Harald and Thorvald Pedersen. The business of both companies from the beginning was production and sale of insulin for the treatment of diabetes. After spinning off an industrial enzyme business into the separate company, Novozymes A/S, in November 2000 Novo Nordisk A/S today is a focused healthcare company.

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

Important events in 2008
Reference is made to ‘Business results’, pages 8-19 in our Annual Report 2008 for a list of important events in 2008.

Capital expenditure in 2008, 2007 and 2006
The total net capital expenditure for property, plant and equipment was DKK 1.7 billion in 2008 compared with DKK 2.3 billion in 2007 and DKK 2.9 billion in 2006. The lower level of capital expenditure in 2008 compared to the previous two years was primarily related to lower overall investment needs following completion of a number of major investments in Denmark, the U.S. and Brazil.

Investments in 2008 were mainly related to capacity expansion within the diabetes care area, increasing the capacity for insulin formulation and filling as well as insulin delivery devices. The investments are financed internally. No significant divestitures took place in the period 2006-2008.

Novo Nordisk expects to invest approximately DKK 3.0 billion in fixed assets in 2009. The expected level of investment in 2009 is primarily related to the construction of an additional filling site located in China for filling insulin into cartridges and disposable devices.

Public takeover offers in respect to the Company’s shares
No such offers have occurred during 2007 or 2008 to date.

BUSINESS OVERVIEW

Novo Nordisk is a healthcare company and a world leader in diabetes care. The company has one of the broadest diabetes product portfolios in the industry, including advanced products in the area of insulin delivery systems. In addition, Novo Nordisk has a leading position in areas such as hemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. Headquartered in Denmark, Novo Nordisk employs approximately 26,600 employees in approximately 80 countries and markets its products in approximately 180 countries.

Segment information
Novo Nordisk is engaged in the discovery, development, manufacturing and marketing of pharmaceutical products and has two business segments: diabetes care and biopharmaceuticals. The diabetes care segment covers Novo Nordisk’s insulin franchise including modern insulins, human insulins, insulin-related sales and oral antidiabetic drugs (OADs) as well as GLP-1 compounds in development for both the treatment of type 2 diabetes and as an anti-obesity agent. The biopharmaceuticals segment covers the therapy areas hemostasis management, growth hormone therapy, hormone replacement therapy, inflammation therapy and other therapy areas.

Back to Contents

For information on sales by business and geographic segment, reference is made to Annual Report 2008 Note 4 ‘Segment information’.

Seasonality
Sales of individual products in individual markets may be subject to fluctuations from quarter to quarter. However, the Company’s consolidated operating results have not been subject to significant seasonality.

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

Marketing and competition
Novo Nordisk’s insulin and other pharmaceutical products are marketed and distributed through subsidiaries, distributors and independent agents with responsibility for specific geographical areas. The most important markets are the United States, Japan, China and the major European countries. Key emerging markets such as Russia, India and Turkey are increasingly adding to growth.

Market conditions within the pharmaceutical industry continue to change, including efforts by both private and governmental entities to reduce or control costs in specific therapeutic areas.

Historically, the market for insulin has been more sensitive to quality of products and services than to price. Most of the countries in which Novo Nordisk sells insulin subsidize or control pricing. In most markets insulin is a prescription drug.

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

Several of the major international pharmaceutical companies have entered the diabetes market, specifically in the area of oral products for treatment of type 2 diabetes. In the insulin market Novo Nordisk, Eli Lilly and Sanofi-Aventis are the most significant global companies.

Patents
Novo Nordisk strives for the strongest possible protection for those inventions which will maintain and expand the competitiveness of the Company.

The Company anticipates that the expiration of certain patents could impact sales within the next five years. However, with the continuing transition from human insulins to modern insulins, an increasing proportion of Novo Nordisk’s sales in major markets are protected by patents. The patents covering modern insulins expire in 2011 and beyond. Furthermore, NovoSeven® sales are patent protected in the U.S. until 2010 and in Europe until 2011. Sales of Prandin®/NovoNorm®, an oral antidiabetic drug, may become exposed to generic competition when the original drug substance patent expires in 2009.

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

ORGANIZATIONAL STRUCTURE

For information regarding the organizational structure and securities exchange listings of Novo Nordisk A/S, reference is made to the sections ‘Corporate governance’ on pages 42-43 and Shares and capital structure’ on pages 49-50 in the Annual Report 2008.

Reference is made to the section ‘Shareholder information’ on pages 42-50 in the Annual Report 2008 regarding the parent company Novo A/S and the Novo Nordisk Foundation and the ownership structure.

Companies in the Novo Nordisk Group are listed in the Company’s Annual Report 2008 on pages 100-101, ‘Companies in the Novo Nordisk Group.’

PROPERTY, PLANT AND EQUIPMENT

The Company has its headquarter in Bagsværd, Denmark, where it occupies several buildings.

The Company’s major research and development facilities are located at a number of sites, primarily in Denmark.

The major production facilities owned by the Company are located at a number of sites in Denmark, and the international production or processing facilities are located in the United States, France, Japan, China and Brazil.

The Company believes that its current production facilities, including facilities under construction, are sufficient to meet its capacity requirements. Please refer to the sections ‘Capital expenditures in 2008, 2007 and 2006’ under Item 4 for more information about the current expansion programs. For the nature of the Company’s property, plant and equipment, as of 31 December 2008 and 2007, please see Note 15 in our Annual Report 2008.

Reference is made to Note 4 in our Annual Report 2008 regarding the location of the property, plant and equipment as of 31 December 2008, 2007 and 2006.

By the end of 2008, property, plant and equipment include several production sites worldwide. There are no material encumbrances on the properties.

Active pharmaceutical ingredient production is located in Denmark, primarily in Kalundborg and with secondary locations in Hillerød, Bagsværd and Gentofte. Below is a tabular presentation of the production sites.

Back to Contents

Major Production Facilities	Size of production area (square meters)	Major Production Activities
Kalundborg, Denmark	139,000	Active pharmaceutical ingredients for diabetes and products for diabetes. Active pharmaceutical ingredients for hemostasis management.
Hillerød, Denmark	88,000	Durable devices and components for disposable devices. Products for diabetes. Active pharmaceutical ingredients for hemostasis management.
Montes Claros, Brazil	41,000	Products for diabetes. Gel production. Products for oral antidiabetes treatment.
Gentofte, Denmark	41,000	Active pharmaceutical ingredients for glucagon and growth hormone therapy. Products for growth hormone therapy, glucagon and hemostasis management.
Clayton, North Carolina, US	40,000	Products for diabetes.
Chartres, France	33,000	Products for diabetes.
Bagsværd, Denmark	20,000	Products for diabetes. Products for hormone replacement therapy.
Måløv, Denmark	15,000	Products for hormone replacement therapy. Products for oral antidiabetes treatment.
Tianjin, China	13,000	Packaging of diabetes products. Production of durable devices.
Hjørring, Denmark	11,000	Production of needles.
Koriyama, Japan	8,000	Packaging of products for the Japanese market.
Værløse, Denmark	6,000	Products for growth hormone therapy.
Køge, Denmark	2,000	Gels and ALP for active pharmaceutical ingredient production.
Tizi Ouzou, Algeria	2,000	Products for oral antidiabetes treatment.

Capacity for meeting growing demand in the future for the modern insulin products NovoRapid®/NovoLog®, NovoMix®/NovoLog Mix® and Levemir® is in place. The Company has filed for regulatory approval of liraglutide, a once-daily GLP-1 analogue, in both the US, Japan and Europe in 2008 and is currently preparing for the expected launch in 2009. In addition, the Company is ensuring production capacity is in place for the next generation of modern insulin.

In November 2008, Novo Nordisk celebrated the groundbreaking of a new production facility in Tianjin, China, which is scheduled to open for packaging in 2010 and for filling in 2012. Once completed, it is expected to formulate and fill products such as NovoMix® 30 and NovoRapid®.

Major production sites worldwide are certified according to the international standard ISO 14001 (Environmental Management Standard). The goal is to pursue control of significant environmental impacts of the Company’s operations worldwide. 2008 marks the first year that Product Supply, all international sites included, has obtained OHSAS 18001 certification. OHSAS is an Occupational Health Safety Assessment Series which is designed to help the Company control its health and safety risks.

Back to Contents

UNRESOLVED STAFF COMMENTS

None.

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

CRITICAL ACCOUNTING ESTIMATES

Reference is made to Note 1 Summary of significant accounting policies and Note 3 regarding Critical accounting estimates and judgements in our Annual Report 2008.

NEW ACCOUNTING PRONOUNCEMENTS

Reference is made to Note 1 Summary of significant accounting policies in our Annual Report 2008.

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

The financial condition of the Group and its development are described in our Annual Report 2008 and our Annual Report 2007. The information in this section is based on these reports and should be read in conjunction with the annual reports. The analysis and discussions included in the annual reports are primarily based on the financial statements which are prepared in accordance with International Financial Reporting Standards.

2008 compared with 2007
The following portions of our Annual Report 2008 constitute the Board of Directors and Executive Management’s discussion and analysis of results of operations (incorporated herein by reference):

‘Business results’ (pages 8-19)

2007 compared with 2006
The following portions of our Annual Report 2007 constitute the Board of Directors and Executive Management’s discussion and analysis of results of operations (incorporated herein by reference):

‘Management report and discussion’ (pages 8-19)

Segment information
The segmented reporting is based on two business segments ‘Diabetes care’ and ‘Biopharmaceuticals’. Please refer to Note 4 in our Annual Report 2008 for details on segmented results.

Inflation
Inflation for the three most recent fiscal years has not had a material impact on the Group’s net sales and revenues or on net profit.

Foreign currencies
The major part of Novo Nordisk’s sales is in foreign currencies, mainly EUR, USD, JPY and GBP. The predominant part of the production costs and research and development costs, though, are in DKK. As a consequence, Novo Nordisk has significant exposure to foreign exchange risks and engages in significant hedging activities, where the most significant exposure and hedging are related to

Back to Contents

USD, JPY and GBP. For further description of foreign currency exposure and hedging activities, please see the description of Derivative financial instruments in Note 35 in our Annual Report 2008.

Governmental policies
Please refer to pages 20-25 Business strategy, opportunities and key risks in our Annual Report 2008 for a description of pressure on health care costs.

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

Financial resources
It is part of Novo Nordisk’s Treasury Policy to maintain sufficient financial resources for its present working capital. At 31 December 2008, the Group’s DKK 17,184 million of financial resources consisted of cash and cash equivalents of DKK 8,726 million, bonds with original term to maturity of more than three months of DKK 997 million and of undrawn committed credit facilities of DKK 7,451 million. The undrawn committed credit facilities consist of a EUR 600 million and a EUR 400 million facility committed by a number of Danish and international banks. These facilities mature in 2012 and 2009, respectively. The Group had long-term debt of DKK 980 million at 31 December 2008.

Novo Nordisk believes this working capital is sufficient to meet its current requirements.

Cash flow
Cash flow from operating activities for 2008 amounted to DKK 12,863 million compared to DKK 9,987 million in 2007. The increase is primarily explained by a stronger operating performance, working capital improvements and a lower level of capital expenditure. Please refer to the consolidated cash flow in Item 17.

There are no material restrictions on the ability of subsidiaries to transfer funds to the Company.

There have been no restrictions as a result of the current economic environment.

Debt financing
Debt financing is obtained in DKK and in foreign currencies. Please refer to Notes 22 and 26 in our Annual Report 2008 for information on currency structure, interest rate structure and maturity profile.

Furthermore, Novo Nordisk’s Japanese subsidiary has asset securitization programs with two credit institutions. Under these asset securitization programs, the majority of the trade receivables in the Japanese subsidiary are sold to accelerate the receipt of cash related to those receivables. Towards one of the two credit institutions that accounts for 1/3 of the sold-off receivables, Novo Nordisk has issued a deductible credit guarantee of up to 15%. The credit guarantee is recognized in the balance sheet. For the Novo Nordisk Group these programs are not of material importance for liquidity.

Financial instruments
Novo Nordisk does not enter into speculative positions and only hedges commercial exposure. The financial instruments used in conjunction with the Group’s financial risk management include currency forwards, currency options, interest rate swaps and cross-currency swaps. Short- and long-term debt as well as money-market deposits are also used in the financial risk management. Please refer to Note 35 in our Annual Report 2008 for further information on financial instruments including currency and interest rate structure.

Back to Contents

Commitments for capital expenditure etc.
Contractual obligations for capital expenditure and other contingent liabilities at 31 December 2008 and 31 December 2007 are shown in Note 36 of the consolidated financial statements in our Annual Report 2008. The Group has overall contractual obligations related to investments in fixed assets of DKK 99 million compared to DKK 84 million in 2007.

Additionally, the Group has contractual obligations of DKK 764 million relating to research and development projects, compared to DKK 2,471 million in 2007. Please refer to Note 36 in our Annual Report 2008 for a description of these commitments and other contingencies. The Executive Management of the Group believes that the obligations are covered by the Group’s financial resources as well as expected future cash flows generated from operating activities.

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

Research and development costs during 2008 were DKK 8.0 billion or 17.0% of sales, including a non-recurring cost of DKK 0.3 billion related to the discontinuation of all pulmonary diabetes projects. Research and development costs in 2007 were DKK 8.5 billion or 20.4% of sales, including a non-recurring cost of DKK 1.3 billion related to the discontinuation of the pulmonary diabetes project AERx® and research and development costs in 2006 were DKK 6.3 billion or 16.3% of sales, respectively. Novo Nordisk’s research and development organization comprised approximately 4,000 employees at the end of 2008.

Information related to selected research and development projects can be found on pages 18-19 in the Annual Report 2008.

TREND INFORMATION

As a pharmaceutical company Novo Nordisk has benefited from changes in demographics such as the increasing share of elderly people. Moreover, the growing problem of obesity is resulting in a significant increase in the number of people with diabetes. According to the International Diabetes Federation, the number of people with diabetes is expected to increase to 380 million by 2025 from 246 million in 2007. Diabetes care is Novo Nordisk’s largest segment comprising approximately 73% of sales. The epidemic growth in the number of people with diabetes, a continuing transition from human insulins to modern insulins and new delivery devices as well as market share gains are driving Novo Nordisk’s growth of the diabetes care segment.

The other segment of the Company is biopharmaceuticals, which consists of hemostasis management, growth hormone therapy and other biopharmaceutical products. Within hemostasis management the penetration of NovoSeven® continued in 2008. The growth hormone therapy franchise benefited from further penetration and increasing market share of the liquid, ready-to-use growth hormone formulation Norditropin®.

For further information on trends please refer to the section ‘Business results’ on pages 8-19 in the Annual Report 2008. Information about the expectations for the financial year 2009 can be found on page 15 in the subsection ‘Outlook for 2009.’

Back to Contents

OFF-BALANCE SHEET ARRANGEMENTS

Novo Nordisk has an off-balance sheet arrangement which is a credit guarantee in connection with an asset securitization.

Novo Nordisk’s Japanese subsidiary has asset securitization programs with one external credit institution. Please refer also to Item 5 ‘Debt financing’.

DKK million	2004	2005	2006	2007	2008
Sold trade receivables with credit guarantee	1,398	1,563	1,515	1,270	1,587
Credit guarantee	61	112	100	96	81

For further information on contingencies, reference is made to Note 36 in our Annual Report 2008.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual obligations DKK million	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt	980	0	476	42	462
Interest payments related to long-term debt1)	297	42	115	41	99
Operating leases	3,517	869	1,200	578	870
Defined benefit plan	419	0	0	0	419
Purchase obligations	2,093	1,218	440	175	260
Total	7,306	2,129	2,231	836	2,110
Research and development obligations2)	764	556	208	0	0
Total incl. R&D obligations	8,070	2,685	2,439	836	2,110

1)	Forward curves for interest rates at 31 December 2008 have been used to compute the contractual obligation for interest on variable rate debt instruments and swaps.
2)	Obligations related to R&D contain uncertainties in relation to the due period of payments as a proportion of the obligations are dependent on milestone achievements. The due periods disclosed are based on management’s best estimate.

Safe Harbor

Not applicable.

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

Reference is made to pages 46-47 in our Annual Report 2008 for name, position, date of birth and period of service as director for the members of the Board of Directors.

Reference is made to page 48 for name, position, date of birth, year of appointment and year of joining Novo Nordisk for the members of Executive Management.

The Board of Directors has the overall responsibility for the affairs of the Company. The Board ordinarily meets at least seven times a year for the purpose of dealing with the principal issues of the Company’s business and to establish and review general policies for the conduct of the Company’s business.

Back to Contents

The business address of the Board of Directors and Executive Management is Novo Nordisk A/S, Novo Allé 1, DK-2880 Bagsværd, Denmark.

The activities of the directors and members of Executive Management outside the Company are included in our Annual Report 2008 on pages 46-48.

There are no family relationships between the Board of Directors, Executive Management or between any of the members of the Board of Directors and any member of Executive Management. No director or member of Executive Management is elected according to an arrangement or understanding with customers or suppliers. As required by the Danish Companies Act, directors are elected at General Meetings by simple majority vote. In addition, four employee representatives are elected for four-year terms by the employees in Novo Nordisk A/S.

COMPENSATION

Reference is made to the section ‘Executive remuneration’ on pages 44-45 and Notes 33 and 34 in our Annual Report 2008 regarding compensation.

BOARD PRACTICES

Reference is made to our Annual Report 2008 pages 42-43, regarding board practices.

EMPLOYEES

Reference is made to the section titled ‘Summary of financial data 2004-2008’ on pages 102-103 in our Annual Report 2008 regarding the total number of full-time employees in Novo Nordisk at year-end for the years 2004-2008.

Employees	2004	2005	2006	2007	2008

Employees outside Denmark as a percentage of total number of employees	41%	45%	47%	51%	52%

Executive Management believes that the Company has a good relationship with its employees in general and with the labor unions of the Novo Nordisk employees.

Novo Nordisk believes that the current personnel policy results in low staff turnover, high morale, and ease in recruiting new employees. The Company has not experienced any significant labor disputes.

SHARE OWNERSHIP

Since 1998, Novo Nordisk has established share-based incentive schemes for Executive Management and other key executives of the Company and its affiliates. The share-based incentive schemes provide for annual grants contingent on the fulfillment of performance and shareholder value-related goals based on long-term financial and non-financial targets. For information on the Board of Directors’ and Executive Management’s individual holdings of share options, exercise of options and granting of shares, please refer to Note 34 in our Annual Report 2008. The members of the Board of Directors and Executive Management and key management executives in the aggregate hold less than 1% of the beneficial ownership of the company.

For information on the Board of Directors’ and Executive Management’s individual holdings of and trading in Novo Nordisk shares during 2008, please refer to Note 34 in our Annual Report 2008. As of 29 January 2009 the Board of Directors and Executive Management owned 156,595 B shares.In addition Executive Management as a group, subject to continued employment, are entitled to approximately 35% of the share bonus pool established for the years 2005-2008. The total pool consists of 831,310 shares.

Back to Contents

The total number of options to acquire B shares held by Executive Management as of 28 January 2009 equals 200,000 and the specific conditions can be summarized as follows:

Share option plan	Number of options held	Exercise price (DKK)	Exercise period

2000 Ordinary	46,000	99	02.22.2004 – 02.21.2009
2001 Ordinary	58,000	166	02.08.2005 – 02.07.2010
2003 Ordinary	96,000	97.5	02.06.2007 – 02.05.2012

For a full description of individual holdings and exercise of stock options, please refer to Notes 33 and 34 in our Annual Report 2008.

In the period from 1 January 2009 until 28 January 2009, no B shares were sold or purchased by the members of the Board of Directors or Executive Management, and no options were exercised. The internal rules on trading in Novo Nordisk securities by members of the Board of Directors and Executive Management only permit trading in the 15 calendar-day period following each quarterly announcement.

ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The total share capital of the Company is split in two classes, A shares and B shares, each with different voting rights. The A shares have 1000 votes per DKK 1 of the A share capital and the B shares have 100 votes per DKK 1 of the B share capital.

All of the A shares of the Company are held by Novo A/S, a wholly-owned subsidiary of the Novo Nordisk Foundation (the ‘Foundation’). As of 31 December 2008, the A shares represented approximately 68.2% of the votes exercisable at the Annual General Meeting. Treasury shares have no votes at the Annual General Meeting.

The Foundation is a self-governing and self-owned organization whose main purposes are to be a stable base for the business and research activities of the subsidiaries of Novo A/S, and to support medical research and other scientific, humanitarian and social objectives.

Novo A/S was established in September 1999 with a contribution in kind of interest-bearing securities from the Foundation. In December 1999, the Foundation contributed its total holdings of A and B shares in Novo Nordisk A/S to Novo A/S in return for shares in Novo A/S. The purpose of Novo A/S in relation to Novo Nordisk A/S is to administer its portfolio of securities and minority capital interests and to administer and vote on the A shares and B shares in Novo Nordisk A/S, thereby creating a satisfactory financial return for the Foundation.

Under its statutes (Articles of Association), the Foundation is governed by a Board of Governors, which must be comprised of at least six and not more than 12 members, and at least two members must have a medical or scientific background. Members of the Foundation’s Board of Governors are typically nominated by the chairman and elected by a two-thirds vote of the elected members. Any member may be removed by unanimous vote of the other members of the Foundation’s Board of Governors. In addition, employee representatives are elected for four-year terms by the employees of the subsidiaries of the Foundation, in accordance with Danish law. No person or entity exercises any kind of formal influence over the Foundation’s Board. The Foundation’s Board currently consists of nine persons, three of whom are also members of the Board of Directors of Novo Nordisk A/S (Kurt Anker Nielsen, Stig Strøbæk and Søren Thuesen Pedersen).

Under its statutes, Novo A/S is governed by a Board of Directors, which must be comprised of at least three and not more than six members who are elected annually by shareholder vote. According to the

Back to Contents

Foundation’s statutes, its Board of Governors can and shall provide for members of its own Board of Governors to be elected to Novo A/S’ Board of Directors. Novo A/S’s Board of Directors currently has four members, with two directors who are also members of the Board of the Foundation (Ulf Johansson and Jørgen Boe) and one director who is also a member of the Board of Directors of Novo Nordisk A/S (Göran Ando). The Chairman of the Foundation’s Board of Governors serves as the Chairman of Novo A/S’ Board of Directors.

According to the statutes, the Foundation, in exercising its voting rights through Novo A/S at Novo Nordisk A/S’ General Meetings, must vote with regard for what is in Novo Nordisk’s best interest. A shares held by Novo A/S cannot be sold or be subject to any disposition so long as the Foundation exists. The dissolution of the Foundation or any change in its objectives requires the unanimous vote of the Foundation’s Board of Governors. Other changes in the Foundation’s statutes require the approval of two-thirds of the members of the Foundation’s Board of Governors. In addition, changes in the Foundation’s statutes require approval of the Danish Foundation Authorities. According to the statutes, the Foundation is required to maintain material influence over Novo Nordisk A/S and its majority vote in Novo A/S.

For further information please refer to page 42-43 in our Annual Report 2007 and page 42-43 in our Annual Report 2008.

The B shares of the Company are registered with Værdipapircentralen (VP Securities Services) and are not represented by certificates. Generally, Værdipapircentralen does not provide the Company with information with respect to registration. However, set forth below is information as of 28 January 2009 with respect to (a) any shareholder who is known to the Company to be the owner of more than 5% of any class of the Company’s securities and (b) the total amount of any class owned by the directors and Executive Management as a group:

Title of class	Identity of person or group	Shares owned		Percent of class	Percent of total votes

A shares	Novo A/S	107,487,200	[3]	100.00	68.22
B shares	Novo A/S	54,182,800		10.29	3.44
B shares	Novo Nordisk A/S and affiliates (treasury shares)	25,721,095		4.89	0.00
B shares	Board of Directors and Executive Management	156,595		0.03	0.01

In January 2006, Novo Nordisk announced a share buy-back scheme of DKK 6 billion. At the end of 2006, 14,937,914 shares corresponding to DKK 3 billion had been repurchased. In January 2007, Novo Nordisk announced an increase by DKK 4 billion in the ongoing DKK 6 billion share repurchase programme, bringing the total value of the share repurchase program to DKK 10 billion. In January 2008, Novo Nordisk announced a further increase by DKK 6.5 billion bringing the total value of the share repurchase program to DKK 16.5 billion. In August 2008, Novo Nordisk announced an additional increase by DKK 1 billion to a total of DKK 17.5 billion. In January 2009, Novo Nordisk announced an additional increase by DKK 1 billion to a total of DKK 18.5 billion.

In 2008, 15,579,207 shares corresponding to DKK 4.7 billion were repurchased. The program is expected to be finalized by the end of 2009.

After the shareholders’ approval at the Annual General Meeting on 12 March 2008 of the proposed reduction of the company’s share capital, 12,960,000 shares were cancelled in June, reducing the number of treasury shares accordingly.

[3]	The number of A shares is calculated as an equivalent of the trading size (DKK 1) of the listed B shares but is not formally divided into number of shares. The A shares are not listed on any stock exchange.

Back to Contents

As the B shares are in bearer form, it is not possible to give an accurate breakdown of the holdings and number of shareholders per country. It is, however, estimated that approximately 40% of the B share capital was held in Denmark at the end of 2008. Approximately 23% of the B share capital is estimated to be held in North America. The estimated total number of shareholders is more than 110,000 of which more than 80,000 are estimated to be Danish residents and more than 20,000 to be resident in the United States of America.

RELATED PARTY TRANSACTIONS

Related parties are considered to be the Novo Nordisk Foundation, Novo A/S, Novozymes A/S (due to shared controlling shareholder, Novo A/S), associated companies, the Board of Directors and officers of these entities and Management of Novo Nordisk. Novo Nordisk has access to certain assets of and can purchase certain services from Novo A/S and Novozymes A/S and vice versa. All agreements relating to such assets and services are based on the list prices used for sales to third parties where such list prices exist, or the price has been set at what is regarded as market price. The material terms of these agreements are renegotiated annually.

In 2008 Novo Nordisk A/S acquired 3,304,800 B shares, worth DKK 1.0 billion, from Novo A/S as part of the ongoing DKK 18.5 billion share repurchase program. The transaction price was DKK 307.37 per share and was calculated as the average market price from 7 August to 13 August 2008 in the open window, following the announcement of the financial results for the second quarter of 2008.

In 2007 Novo Nordisk A/S acquired 6,874,800 B shares, worth DKK 2.1 billion, from Novo A/S as part of the ongoing DKK 18.5 billion share repurchase program. The transaction price was DKK 304.07 per share and was calculated as the average market price from 3 August to 9 August 2007 in the open window, following the announcement of the financial results for the second quarter of 2007.

In August 2006 Novo Nordisk A/S acquired 9,044,924 B shares, worth DKK 1.8 billion, from Novo A/S as part of the ongoing DKK 18.5 billion share repurchase program. The transaction price was DKK 202.90 per share and was calculated as the average market price from 3 August to 17 August 2006 in the open window, following the announcement of the financial results for the second quarter of 2006.

Related party transactions in 2008, 2007 and 2006 are primarily payments for services provided between the Novo Nordisk Group and the Novozymes Group and transactions with associated companies. The financial impact of these transactions is limited.

Since 31 December 2008 there have been no significant transactions with related parties out of the ordinary course of business. For further information please refer to Note 32 in our Annual Report 2007 and Note 32 in our Annual Report 2008.

There have not been and are no loans to the Board of Directors or Executive Management in 2006, 2007 and 2008.

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

Dividend policy
At the Annual General Meeting on 18 March 2009, the Board of Directors will propose a dividend of DKK 6.00 per share. No dividends will be paid on the Company’s holding of its treasury shares. It is the intention of the Board of Directors that the payout ratio of Novo Nordisk shall be at the level of comparable companies.

Legal proceedings
Reference is made to Note 36 in the Annual Report 2008 regarding legal proceedings.

Significant changes
Reference is made to Note 36 in the Annual Report 2008 for significant events after the balance sheet date. For information on important events in the financial year of 2008, please refer to ‘Important events in 2008’ under Item 4.

ITEM 9	THE OFFER AND LISTING

Offer and listing details
The table below sets forth for the calendar periods indicated, in the first two columns, high and low prices for the B shares as reported by the NASDAQ OMX Copenhagen and, in the third and fourth columns, high and low ADR prices as reported by the New York Stock Exchange.

Following the change in trading units as of 3 December 2007, all quotes are restated to reflect the new trading unit of DKK 1 per B share and a ratio of B shares to ADRs of 1:1.

	DKK per B share		USD per ADR

	High	Low	High	Low
2004	166	115	27.64	19.52
2005	178	141	30.05	24.03
2006	240	170	42.33	27.40
2007	349	231	68.73	38.84
2008	353	246	73.73	41.90
2007
1st Quarter	267	231	46.66	38.84
2nd Quarter	303	251	54.92	45.06
3rd Quarter	325	281	60.75	50.26
4th Quarter	349	291	68.73	56.17

Back to Contents

2008
1st Quarter	353	280	70.75	55.86
2nd Quarter	347	296	73.73	60.00
3rd Quarter	321	263	67.02	49.91
4th Quarter	334	246	57.94	41.90

July 2008	321	283	67.02	60.29
August 2008	320	282	66.99	55.15
September 2008	292	263	56.91	49.91
October 2008	319	246	54.16	41.90
November 2008	334	263	57.94	43.62
December 2008	308	271	54.59	48.90
1-15 January 2009	307	274	55.10	50.12

PLAN OF DISTRIBUTION

Not applicable.

MARKETS

The Company’s share capital consists of A shares and B shares. As described above, the A shares are owned by the Novo Nordisk Foundation through its wholly-owned company Novo A/S and are not listed or traded on any stock exchange. The B shares have been publicly traded since 1974 and have been listed on the NASDAQ OMX Copenhagen since that time and on the London Stock Exchange since 1978. The NASDAQ OMX Copenhagen is the principal trading market for the B shares.

American Depositary Receipts (‘ADRs’) representing the B shares, as evidenced by American Depositary Receipts issued by JP Morgan Chase Bank of New York, as the Depositary, have been listed on the New York Stock Exchange since 1981. As of 31 December 2008, 36,311,205 B share equivalents (representing 7.3% of the outstanding B shares, adjusted for the treasury shares) were held in the form of ADRs.

SELLING SHAREHOLDERS

Not applicable.

DILUTION

Not applicable.

EXPENSES OF THE ISSUE

Not applicable.

ITEM 10	ADDITIONAL INFORMATION

SHARE CAPITAL

Not applicable.

Back to Contents

MEMORANDUM AND ARTICLES OF ASSOCIATION

At the Annual General Meeting on 12 March 2008, it was decided to make a reduction of the company’s B share capital from DKK 539,472,800 to DKK 526,512,800. The company’s share capital hereafter amounts to DKK 634,000,000 divided into A share capital of DKK 107,487,200 and B share capital of DKK 526,512,800. A new article 8.5 was adopted stating:

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

TAXATION

Danish Taxation
The following summary outlines certain Danish tax consequences to holders of ADRs or B shares who are citizens or residents of the United States under the current Convention between the Government of the United States of America and the Government of the Kingdom of Denmark for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the ‘Current Convention’).

Withholding Tax
Generally, under Danish taxation, withholding tax is deducted from dividend payments to U.S. residents and corporations at a 28% rate, the rate which is generally applicable to non-residents in Denmark without regard to eligibility for a reduced treaty rate. Under the Current Convention, however, the maximum rate of Danish tax that may be imposed on a dividend paid to a U.S. resident or corporation that does not have a “permanent establishment” (as defined therein) in Denmark is generally 15% and for certain pension funds 0% (each, the “Treaty Rate”). U.S. residents and corporations who are eligible for the Treaty Rate may apply to the Danish tax authorities to obtain a refund to the extent that the amount withheld reflects a rate in excess of the Treaty Rate (any such amount, the “Excess Withholding Tax”).

The Danish tax authorities have approved a simplified withholding tax refund procedure for U.S. resident ADR holders entitled to the benefits of the Current Convention. Under the simplified refund procedures, U.S. resident ADR holders that provide a properly completed Internal Revenue Service (“IRS”) Form 6166 to the Depositary within a sufficient time prior to the dividend payment date will receive the Excess Withholding Tax at the time of the receipt of the dividend. U.S. resident ADR holders that provide a properly completed Form 6166 to the Depositary after the dividend payment

Back to Contents

date, but no later than four months following such date, will receive a refund from the Depositary of the Excess Withholding Tax after the dividend payment date. U.S. resident ADR holders that do not provide IRS Form 6166 to the Depositary within the period ending four months after the dividend payment date may claim a refund of the Excess Withholding Tax by filing a properly completed Danish Dividend Tax claim form 06.008 and a properly completed IRS Form 6166 with the Danish tax authorities within the three-year period following the year in which the dividend was paid. Those forms may be filed either with the Depositary or with the Danish tax authorities.

Sale or Exchange of ADRs or B shares
Any gain or loss realized on the sale or other disposition of ADRs or B shares by an individual that is not a resident of Denmark or a non-Danish corporation that is not doing business in Denmark is not subject to Danish taxation. In addition, any non-resident of Denmark may remove from Denmark any convertible currency representing the proceeds of the sales of ADRs or B shares in Denmark

U.S. Taxation
The following summary outlines certain U.S. tax consequences to U.S. Holders (defined below) of owning and disposing of ADRs or B shares. A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of ADRs or B shares and is (i) a citizen or resident of the United States, (ii) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof, or (iii) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source. This discussion applies only to a U.S. Holder that holds ADRs or B shares as capital assets for U.S. tax purposes and does not apply to persons that own or are deemed to own 10% or more of Novo Nordisk voting stock. In addition, this discussion does not describe all of the tax consequences or potentially different tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances.

Based on certain representations by the Depositary, for U.S. federal income tax purposes, the holders of ADRs will be treated as the beneficial owners of the underlying B shares. Accordingly, no gain or loss for U.S. federal income tax purposes will be recognized if a U.S. Holder exchanges ADRs for the underlying B shares represented by those ADRs.

The U.S. Treasury has expressed concern that parties to whom American depositary receipts are released before shares are delivered to the depositary (referred to as a “pre-release”), or intermediaries in the chain of ownership between holders and the issuer of the security underlying the American depositary receipts, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of American depositary receipts. These actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the creditability of Danish taxes, and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, each described below, could be affected by actions taken by such parties or intermediaries.

Taxation of Distributions
For U.S. federal income tax purposes, any distributions on ADRs or B shares received by U.S. Holders, without reduction for any Danish tax withheld, will be included in the holder’s income as foreign source dividend income and will not be eligible for the dividends-received deduction generally available to U.S. corporations. The amount of any dividend income paid in Danish kroner will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of the U.S. Holder’s, or, in the case of ADRs, the Depositary’s receipt regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt. U.S. Holders that receive a refund of Danish withholding tax after the dividend is received, as discussed above under the section “Danish Taxation – Withholding Tax,” may be required to recognize foreign currency gain or loss with respect to the amount of the refund. U.S. Holders should consult their tax advisers regarding whether any foreign currency gain or loss should be recognized in connection with distributions on ADRs or B shares.

Back to Contents

Subject to applicable limitations and conditions under U.S. federal income tax law and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid to certain non-corporate U.S. Holders in taxable years beginning before 1 January 2011 will be taxable at favorable rates, up to a maximum rate of 15%. In order to be eligible for the favorable rates, the non-corporate U.S. Holder must fulfill certain holding period and other requirements.

Subject to applicable limitations and conditions under U.S. federal income tax law and the discussion above regarding concerns expressed by the U.S. Treasury, a U.S. Holder may be eligible to credit against its U.S. federal income tax liability the Danish taxes withheld from dividends on B shares or ADRs in an amount not exceeding the amount that reflects the rate provided by the Current Convention. The rules governing foreign tax credits are complex and, therefore, U.S. Holders should consult their tax advisers regarding the availability of foreign tax credits in their particular circumstances.

Alternatively, subject to applicable limitations, U.S. Holders may elect to deduct Danish taxes withheld from dividend payments. An election to deduct foreign taxes instead of claiming foreign tax credits must apply to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States.

Sale or Exchange of ADRs or B shares
A U.S. Holder will recognize capital gain or loss for U.S. federal income tax purposes on a sale or other disposition of ADRs or B shares. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the ADRs or B shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. Such gain or loss will generally be U.S. source gain or loss for foreign tax credit purposes.

Information Reporting and Backup Withholding
Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

The foregoing sections offer a general description and you should consult your own tax advisers to determine the U.S. federal, state, local and foreign tax consequences of owning and disposing of class B shares or ADRs in your particular circumstances.

DIVIDENDS AND PAYING AGENTS

Not applicable.

STATEMENT BY EXPERTS

Not applicable

DOCUMENTS ON DISPLAY

Documents referred to and filed with the SEC together with this Form 20-F can be read and copied at the SEC’s public reference room located at 450 Fifth Street, NW, Washington, DC 20549. Please call the United States Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms.

Back to Contents

Copies of the Form 20-F Report as well as the Annual Report 2008 can be downloaded from the Investors pages on novonordisk.com. The Form 20-F is also filed and can be viewed via EDGAR on www.sec.gov.

SUBSIDIARY INFORMATION

Not applicable.

ITEM 11	QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISKS

Financial exposure and financial risk management
For a description and discussion of the Company’s foreign exchange risk management, interest risk management, counterparty risk management and equity price risk management, please refer to Note 31 and the section on Business, strategy, opportunities and key risks on pages 20-25 in the Annual Report 2008.

Sensitivity analysis
When conducting a sensitivity analysis, the Group assesses the change in fair value on the market-sensitive instruments following hypothetical changes in market rates and prices. The rates used to mark-to-market the instruments are market data from the end of 2008.

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

The result of the sensitivity analysis at the end of 2008 and 2007 is as follows:

	Interest rate level	Fair value of Group’s financial instruments (DKK million)
2008	+ 1 percentage point	+ 19
	- 1 percentage point	- 19
2007	+ 1 percentage point	+ 15
	- 1 percentage point	- 15

The change seen from 2007 to 2008 is due to the fact that the term to maturity of the bond portfolio decreased in 2008.

Interest received on the bond portfolio counters the interest paid on the remaining financial instruments.

Back to Contents

Foreign exchange sensitivity analysis
The financial positions included in the foreign exchange sensitivity analysis are the Group’s cash, accounts receivable and payable, short- and long-term loans, short- and long-term financial investments, foreign exchange forward contracts, foreign exchange options, and foreign exchange swaps hedging transaction exposure. Furthermore, interest rate swaps and cross currency swaps are included. Not included are anticipated currency transactions, investments and fixed assets. Cross currency swaps hedging translation exposure are excluded from the sensitivity analysis, as the effects of changing exchange rates hereon are recognized directly under shareholders’ funds. Moreover, the Group does not have any marketable bonds in foreign currency.

At the end of 2008, a 5% increase in the levels of all foreign exchange rates against the DKK, i.e. a unilateral weakening of DKK, would, all other variables being unchanged, result in a decrease in the fair value of the Group’s financial positions of DKK 551 million. A 5% decrease in the levels of all foreign exchange rates against DKK, i.e. a unilateral strengthening of DKK, would, all other variables being unchanged, increase the value of the Group’s financial positions by DKK 551 million.

In comparison, at the end of 2007, a 5% increase in the levels of all foreign exchange rates against the DKK, i.e. a unilateral weakening of DKK, would, all other variables being unchanged, result in a decrease in the fair value of the Group’s financial positions of DKK 507 million. A 5% decrease in the levels of all foreign exchange rates against DKK, i.e. a unilateral strengthening of DKK, would, all other variables being unchanged, increase the value of the Group’s financial positions by DKK 507 million.

To reflect the Danish fixed rate policy vis-à-vis EUR, an alternative calculation has been made. This calculation assumes that DKK remains unchanged versus EUR, i.e. that DKK and EUR weaken by 5% against all other currencies. Likewise it is assumed that DKK and EUR strengthen by 5% against all other currencies.

At the end of 2008, a 5% increase in the levels of foreign exchange rates against DKK and EUR would, all other variables being unchanged, result in a decrease in the fair value of the Group’s financial positions of DKK 661 million. A 5% decrease in the levels of all foreign exchange rates against DKK and EUR would, all other variables being unchanged, increase the value of the Group’s financial positions by DKK 669 million.

In comparison, at the end of 2007, a 5% increase in the levels of all foreign exchange rates against the DKK and EUR would, all other variables being unchanged, result in a decrease in the fair value of the Group’s financial positions of DKK 714 million. A 5% decrease in the levels of all foreign exchange rates against DKK and EUR would, all other variables being unchanged, increase the value of the Group’s financial positions by DKK 772 million.

The result of the sensitivity analysis at the end of 2008 and 2007 is as follows:

	Exchange rate level (change against DKK)	Fair value of Group’s financial positions – DKK unchanged – (DKK million)	Fair value of Group’s financial positions – DKK & EUR unchanged – (DKK million)
2008	+ 5 percentage point	- 551	- 661
	- 5 percentage point	+ 551	+ 669
2007	+ 5 percentage point	- 507	- 714
	- 5 percentage point	+ 507	+ 772

The asymmetric sensitivities, when measuring the change in the fair value of the Group’s financial position against both DKK and EUR, are caused by the positions in EUR/USD and EUR/JPY foreign exchange options.

Back to Contents

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

Novo Nordisk’s Chief Executive Officer and Chief Financial Officer have evaluated the Company’s disclosure controls and procedures as of the end of 2008. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective at the reasonable assurance level for gathering, analyzing and disclosing the information the Company is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms.

In designing and evaluating the disclosure controls and procedures, Management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

Report of Novo Nordisk Management on Internal Control Over Financial Reporting
Novo Nordisk’ Board of Directors and Executive Management are responsible for establishing and maintaining adequate internal control over financial reporting. The Novo Nordisk Group’s internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements.

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

Novo Nordisk’s Chief Executive Officer and Chief Financial Officer assessed the effectiveness of the Group’s internal control over financial reporting as of 31 December 2008. In making this assessment, they used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment the Chief Executive Officer and Chief Financial Officer have concluded that, as of 31 December 2008, the Novo Nordisk Group’s internal control over financial reporting is effective based on those criteria.

Back to Contents

The effectiveness of internal control over financial reporting as of 31 December 2008 has been audited by PricewaterhouseCoopers, Statsautoriseret Revisionsaktieselskab, Denmark, an independent registered public accounting firm, as stated in their report which is included on page x.

Changes in internal controls over financial reporting
There were no changes in the Company’s internal control over financial reporting that occurred during the year ended 31 December 2008, that have materially affected, or are reasonably likely to materially affect the Company’s internal control over financial reporting.

ITEM 16A	AUDIT COMMITTEE FINANCIAL EXPERT

The Audit Committee has two members elected by the board among its members. All members qualify as independent as defined by the U.S. Securities and Exchange Commission (SEC). One member is designated as chairman and both are designated as Audit Committee Financial Experts as defined under the Sarbanes-Oxley Act.

The board has in March 2008 elected the following to the Audit Committee: Kurt Anker Nielsen (Audit Committee Chairman and Financial Expert) and Jorgen Wedel (Audit Committee Member).

The board has in January 2009 designated Jørgen Wedel as Financial Expert.

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

For further information on the Novo Nordisk Way of Management please visit Novo Nordisk´s homepage at novonordisk.com (The contents of the website are not incorporated by reference into this Form 20-F.)

ITEM 16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit fees
Reference is made to Note 8 in our Annual Report 2008 regarding aggregate audit fees.

Statutory audit fees
Statutory audit fees consist of fees billed for the annual audit of the Company’s Annual Report, the financial statements of the Parent Company, Novo Nordisk A/S, and financial statements of fully-owned affiliates including audit of internal controls over financial reporting (Sarbanes-Oxley Act Section 404). The fees also include fees billed for other audit services, which are those services that only the statutory auditor can provide, and include the review of documents filed with the SEC.

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

All other fees
All other fees include fees billed for services.

Pre-approval policies
The Audit Committee assesses and pre-approves all audit and non-audit services provided by Price-waterhouseCoopers. The pre-approval includes the type of service and a fee budget. Furthermore, the Audit Committee receives a quarterly update on actual services provided and fees realized.

ITEM 16D	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

2008	Total Number of Shares Purchased (a)	Average Price Paid per Share in DKK (b)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (c)	Maximum Approximate Value of Shares that may yet be purchased under the Plans or Programs in DKK (d)
January 1-31	172,907	311	30,647,833	10,612,487,591
February 1-28	985,000	328	31,632,833	10,289,768,261
March 1-31	900,000	325	32,532,833	9,996,915,261
April 1-30	1,135,000	325	33,667,833	9,628,171,321
May 1-31	735,000	319	34,402,833	9,393,352,608
June 1-30	940,000	310	35,342,833	9,101,850,659
July 1-31	1,167,500	299	36,510,333	8,752,372,259
August 1-31	4,171,300	306	40,681,633	7,475,344,065
September 1-30	1,186,500	277	41,868,133	7,147,242,111
October 1-31	1,312,000	277	43,180,133	6,783,856,771
November 1-30	1,238,000	292	44,418,133	6,422,850,261
December 1-31	1,636,000	289	46,054,133	5,950,553,216
Total	15,579,207	303

Back to Contents

Note to column (a)
The Board of Directors has an authorization from the shareholders meeting to buy up to 10% of the share capital at the price quoted at the time of the purchase with a deviation of up to 10%.

Under this authorization the shares were repurchased under a program originally announced in January 2006 and as most recently extended on 29 January 2009. Shares up to a total amount of DKK 18.5 bill. can be repurchased. The shares are purchased through a bank directly in the market or directly from named shareholders as for example Novo A/S.

Notes to columns (c) and (d)
In order to maintain capital structure flexibility the Board of Directors will at the Annual General meeting on 18 March 2009 also propose a reduction in the B share capital, by cancellation of 14 million shares (nominal value DKK 1) of current treasury B shares, to DKK 512,512,800 million. This corresponds to a 2% reduction of the total share capital.

ITEM 16F	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G	CORPORATE GOVERNANCE PRACTICES DIFFER FROM THOSE FOLLOWED BY DOMESTIC COMPANIES UNDER THE LISTING STANDARDS

Novo Nordisk is a foreign private issuer whose ADRs are listed on the New York Stock Exchange (the “NYSE”). As such Novo Nordisk is required to comply with U.S. securities laws, including the Sarbanes-Oxley Act and the NYSE Corporate Governance Standards except that, as permitted under these standards, Novo Nordisk continues to apply Danish practices in certain areas.

As a non-U.S. NYSE-listed company, Novo Nordisk are required to provide a concise summary in this annual report of the significant ways in which the corporate governance practices differ from the corporate governance standards of the NYSE applicable to domestic U.S. listed companies. Below is an overview of these significant differences.

Listed Company Manual – Section 303A	Corporate Governance standard	Novo Nordisk corporate governance practice
Rule 2.(a)
No director qualifies as “independent” unless the board of directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). Companies must identify which directors are independent and disclose the basis for that determination.

Under Danish Corporate Governance Codes, at least a majority of the elected members of the board, excluding any members that have been elected by employees of the company, must be independent. In addition, employees are entitled to be represented by half of the total number of board members elected at the general meeting.

The Board has determined whether board members qualify as independent under Danish Corporate Governance Codes as well as

Back to Contents

Rule 10A-3 under the Exchange Act and such determination is disclosed in this Annual Report. Further, the Annual Report provides detailed and individual information regarding the board members, but it does not identify which board members the Board considers independent under NYSE Corporate Governance standard.

Rule 2.(b)(i)
In addition, a director is not independent, if the director is, or has been within the last three years, an employee of the company, or an immediate family member is, or has been within the last three years, an executive officer, of the company.

Under Danish law, an independent supervisory board member elected by the general meeting may not (i) be an employee of the company or have been employed by the company within the past five years, (ii) be or have been a member of the executive board of the company (iii) be a professional consultant to the company or be employed by, or have a financial interest in, a company which is a professional consultant to the company (iv) have some other essential strategic interest in the company other than that of a shareholder. Furthermore, any person related, in terms of business or in any other way, to the company’s major shareholder, is not regarded as an independent person.

In accordance with Danish law, four of the company’s seven shareholder elected directors are deemed independent and four employees have been elected as board members by the Danish employees of the company.

Rule 7.(a)	The audit committee must have a minimum of three members.	The Audit Committee currently has two members.
Rule 7.(c)	The audit committee must have a written charter that addresses:
Rule 7.(c)(i)	the committee’s purpose – which, at minimum, must be to:	The charter addresses the Committee’s purpose.
Rule 7.(c)(i)(A)
assist board oversight of (1) the integrity of the company’s financial statements, (2) the company’s compliance with legal and regulatory requirements, (3) the independent auditor’s qualifications and independence, and (4) the performance of the company’s internal audit function and independent auditors; and

As outlined in the charter, the Audit Committee is responsible for assisting the Board with the oversight of 1) the external auditors, 2) the internal audit function, 3) the procedure for handling complaints regarding accounting, internal accounting controls, auditing or financial reporting matters and business ethics matters (whistleblowing), 4) the financial reporting process including the effectiveness of the systems of internal controls, risk management and the accounting

Back to Contents

policies, 5) post completion reviews and post investment reviews of investments, and 6) other tasks. Thus, the charter does not include all of NYSE’s requirements
Rule 7.(c)(iii)	the duties and responsibilities of the audit committee – which, at a minimum, must include those set out in Rule 10A-3(b)(2), (3), (4) and (5) of the Exchange Act , as well as to:	The duties and responsibilities of the Audit Committee as described in the charter include those set out in Rule 10A-3 under the Exchange Act.
Rule 7.(c)(iii)(B)
meet to review and discuss the company’s annual audited financial statements and quarterly financial statements with management and the independent auditor, including reviewing the company’s specific disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”;

The full Board (which includes all members of the Audit Committee) review and discuss annual audited financial statements and quarterly financial statements with management. The annual financial statements are also discussed with the independent auditor. The Audit Committee does not have responsibility for reviewing and discussing the specific disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

Rule 7.(c)(iii)(C)	discuss the company’s earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies;	The full Board (which includes all members of the Audit Committee) discuss earnings press releases and financial information and earnings guidance provided to the market.
Rule 7.(c)(iii)(D)	discuss policies with respect to risk assessment and risk management;	The full Board (which includes all members of the Audit Committee) discuss risk assessment and risk management.
Rule 7.(c)(iii)(G)	set clear hiring policies for employees or former employees of the independent auditors; and
The Audit Committee has the responsibility of setting out clear hiring policies for the Internal Auditor, while Executive Management has the responsibility of setting hiring policies for other employees of Novo Nordisk.

Rule 8	Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions to them.
The Remuneration Principles are mentioned by the Chairman at the Annual General Meeting and the Incentive Guidelines are approved by the Annual General Meeting. The Incentive Guidelines describe the framework for incentive programmes for the Board and Executive Management. All incentive programmes offered to the Board and/or Executive Management shall comply with this framework. However, under Danish law, the practice of voting on equity-compensation plans is not contemplated and

Back to Contents

accordingly, equity compensation plans are only subject to shareholder approval if it results in the issuance of new shares (and not if treasury shares are used)
Rule 10

Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.

A code of business conduct and ethics shall include:

• Conflicts of interest.
• Corporate opportunities.
• Confidentiality.
• Fair dealing.
• Protection and proper use of company assets.
• Compliance with laws, rules and regulations (including insider-trading laws).
• Encouraging the reporting of any illegal or unethical behaviour.

Novo Nordisk has a framework of rules and guidelines, including but not limited to the Novo Nordisk Way of Management, which describe corporate values and required mind sets on business conduct and ethics.

While certain topics mentioned in the Listed Company Manual are addressed in this framework of rules and guidelines there may be topics which are not covered

Rule 12.(a)
Each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards, qualifying the certification to the extent necessary.

Listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the provisions of this section. Novo Nordisk is such a foreign private issuer and is therefore exempt from this requirement.

PART III

ITEM 17	FINANCIAL STATEMENTS

The financial statements required by this item accompany this annual report as the Novo Nordisk Annual Report 2008 (see Exhibit 14.1).

RECONCILIATION OF NON-COMPARABLE FINANCIAL MEASURES

In the Annual Report 2008, Novo Nordisk discloses some financial measures that may not be comparable with similarly titled measures of other companies including:

•	Free cash flow;
•	Cash/earnings; and
•	Return on invested capital (ROIC).
•	Financial resources at the end of the year.

Back to Contents

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

Below is a reconciliation of free cash flow to ‘Cash flow from operating activities’.

Reconciliation of free cash flow
DKK Million		2006	2007	2008
	Free cash flow	4,707	9,012	11,015
+	Net change in marketable securities (>3 months)	514	(541)	466
+	Net cash used in investing activities	2,517	1,516	1,382
=	Cash flow from operating activities	7,738	9,987	12,863

Cash/earnings
Cash/earnings is defined as ‘free cash flow as a percentage of net profit’.

Cash/earnings measures the Group’s ability to turn earnings into cash and is, therefore, in the eyes of Management a meaningful measure for public use to demonstrate a sound cash flow development from operations. That is why free cash flow is used as the numerator instead of net cash flow, because it is the ability of operations to generate cash which should be captured. Cash/earnings is reconciled to ‘Cash flow from operating activities / earnings in %’ as follows:

Reconciliation of cash/earnings
DKK Million		2006	2007	2008
	Numerator
	Free cash flow	4,707	9,012	11,015
	Denominator
	Net profit (as reported in Annual Report)	6,452	8,522	9,645
	Cash/earnings (as reported in Annual Report) in %	73.0%	105.7%	114.2%
	Numerator
	Free cash flow	4,707	9,012	11,015
+	Net change in marketable securities (>3 months)	514	(541)	466
+	Net cash used in investing activities	2,517	1,516	1,382
=	Cash flow from operating activities	7,738	9,987	12,863
	Denominator
	Net profit (as reported in Annual Report)	6,452	8,522	9,645
	Cash flow from operating activities	7,738	9,987	12,863
/	Net profit (as reported in Annual Report)	6,452	8,522	9,645
=	Cash flow from operating activities / Net profit in %	119.9%	117.2%	133.4%

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

Reconciliation of ROIC
DKK Million		2006	2007	2008
	Operating profit after tax	6,420	6,948	9,401
/	Average non-interest bearing balance sheet items	24,890	25,557	25,129
=	ROIC (as reported in the Annual Report) in %	25.8%	27.2%	37.4%
	Numerator
	Reconciliation of Operating profit after tax to Operating profit
	Operating profit after tax	6,420	6,948	9,401
/	(1-effective tax rate) in %	70.4%	77.7%	76,0%
=	Operating profit (as reported in the Annual Report)	9,119	8,942	12,373
	Denominator
	Reconciliation of Average non-interest bearing balance sheet items to Equity
	Average non-interest bearing balance sheet items as used in ROIC calculation	24,890	25,557	25,129
*	2	49,780	51,114	50,258
-	Non-interest bearing balance sheet items at the beginning of the year	24,206	25,574	25,539
=	Non-interest bearing balance sheet items at the end of the year	25,574	25,539	24,719
	Non-interest bearing balance sheet items at the end of the year	25,574	25,539	24,719
+	Investments in associated companies	788	500	222
+	Other financial assets	169	131	194
+	Marketable securities and derivative financial instruments	1,833	2,555	1,377
+	Cash at bank and in hand	3,270	4,823	8,781
-	Long-term debt	(1,174)	(961)	(980)
-	Short-term debt	(338)	(405)	(1,334)
=	Equity at the end of the year (as reported in the Annual Report)	30,122	32,182	32,979
	Operating profit (as reported in Annual Report)	9,119	8,942	12,373
/	Equity	30,122	32,182	32,979
=	Operating profit / Equity in %	30.3%	27.8%	37.5%

Financial resources at the end of the year
Financial resources at the end of the year is defined as the sum of cash and cash equivalents at the end of the year, bonds with original term to maturity exceeding three months and undrawn committed credit facilities.

Back to Contents

ITEM 18	FINANCIAL STATEMENTS

The Registrant has responded to Item 17 in lieu of responding to this item.

Back to Contents

ITEM 19	EXHIBITS

a.	Annual Report

The following pages from our Annual Report 2008, filed on Form 6-K, dated xx February 2009, are incorporated by reference.

Page(s) in the Annual Report

Business results	[8-19]
Risk management	[24-25]
Research and development pipeline	[18-19]
Business environment	[20-29]
Corporate governance	[42-43]
Executive remuneration	[44-45]
Board of Directors	[46-47]
Executive Management	[48]
Shareholder information	[49-50]
Financial highlights	[16]
Consolidated income statements for the years ended 31 December 2006, 2007 and 2008	[52]
Consolidated balance sheets at 31 December 2007 and 2008	[53]
Consolidated cash flow and financial resources for the years ended 31 December 2006, 2007 and 2008	[54]
Consolidated statements of changes in equity for the years ended 31 December 2007 and 2008	[55]
Notes to the consolidated financial statements	[56-88]
List of companies in the Novo Nordisk Group	[100-101]
Summary of financial data 2004-2008	[102-103]
Management Statement	[113]

Back to Contents

b.	Exhibits

List of exhibits:

Exhibit No.	Description	Method of filing

1.1	Articles of Association of Novo Nordisk A/S	Incorporated by reference to the Registrant’s Report on Form 6-K dated 2 April 2008.
8.1	List of companies in the Novo Nordisk Group	Incorporated by reference to pages 100-101 of our Annual Report 2008 filed on Form 6-K dated xx February 2009.
12.1	Certification of Lars Rebien Sørensen, President and Chief Executive Officer of Novo Nordisk, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed together with this Form 20-F for 2008.
12.2	Certification of Jesper Brandgaard, Executive Vice President and Chief Financial Officer of Novo Nordisk, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed together with this Form 20-F for 2008.
13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Filed together with this Form 20-F for 2008.
14.1	Registrant’s Annual Report for the fiscal year ended December 2008.	Incorporated by reference to the Registrant’s Report on Form 6-K dated xx February 2009.
14.2	Registrant’s Annual Report for the fiscal year ended December 2007.	Incorporated by reference to the Registrant’s Report on Form 6-K dated 10 February 2008.

Back to Contents

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Novo Nordisk A/S

In our opinion, the Consolidated Financial Statements listed in the accompanying index appearing under Item 19 present fairly, in all material respects, the financial position of Novo Nordisk A/S and its subsidiaries (the Company) at 31 December 2008 and 31 December 2007, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2008 expressed in DKK and incorporated with reference to the Registrant’s Annual Report (the pages listed in Item 19 of the Form 20-F) filed on Form 6-K dated X February 2009 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB), and with International Financial Reporting Standards as adopted by the EU. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Novo Nordisk Management on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

PricewaterhouseCoopers
Statsautoriseret Revisionsaktieselskab
Copenhagen, Denmark
28 January 2009

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

Dated: 28 January 2009