Form 20-F
period 2009-12-31
NOVO NORDISK A S
filed 2010-02-11
CIK 353278

Back to Contents

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20 - F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 31 December 2009
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

Securities registered or to be registered pursuant to Section 12(b) of the Act

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

A shares, nominal value DKK 1 each:	107,487,200
B shares, nominal value DKK 1 each:	512,512,800

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒	No ☐

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

Throughout this Form 20-F the Company incorporates information on the various items by reference to its Annual Report 2009 and Annual Report 2008. Therefore the information in this Form 20-F should be read in conjunction with our Annual Report 2009 and Annual Report 2008, which were furnished to the SEC on Form 6-K on 11 February 2010 and on 9 February 2009, respectively.

The Company publishes its financial statements in Danish kroner (DKK).

Forward-looking statements
The information set forth in this Form 20-F contains forward-looking statements as the term is defined in the U.S. Private Securities Litigation Reform Act of 1995.

Words such as ‘believe’, ‘expect’, ‘may’, ‘will’, ‘plan’, ’strategy’, ’prospect’, ’foresee’, ’estimate’, ’project’, ’anticipate’, ’can’, ’intend’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance identify forward-looking statements. Examples of such forward-looking statements include, but are not limited to:

•	statements of plans, objectives or goals for future operations, including those related to Novo Nordisk’s products, product research, product development, product introductions and product approvals as well as cooperations in relation thereto,
•	statements containing projections of or targets for revenues, income (or loss), earnings per share, capital expenditures, dividends, capital structure or other net financials,
•	statements regarding future economic performance, future actions and outcomes of contingencies such as legal proceedings, and
•	statements of the assumptions underlying or relating to such statements.

With reference to our Annual Report 2009 and the Annual Report 2008, examples of forward-looking statements can be found under the headings, ‘Performance in 2009’, including long-term financial targets, ‘Outlook 2010’ and Note 28, ‘Financial Risk’, on page 75.

These statements are based on current plans, estimates and projections. By their very nature, forwardlooking statements involve inherent risks and uncertainties, both general and specific. Novo Nordisk cautions that a number of important factors, including those described in this document, could cause actual results to differ materially from those contemplated in any forward-looking statements.

Factors that may affect future results include, but are not limited to, global as well as local political and economic conditions, including interest rate and currency exchange rate fluctuations, delay or failure of projects related to research and/or development, unplanned loss of patents, interruptions of supplies and production, product recall, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk’s products, introduction of competing products, reliance on information technology, Novo Nordisk’s ability to successfully market current and new products, exposure to product liability and legal proceedings and investigations, changes in governmental laws and interpretation thereof, including on reimbursement, intellectual property protection and regulatory controls on testing, approval, manufacturing and marketing, perceived or actual failure to adhere to ethical marketing practices, investments in and divestitures of domestic and foreign companies, unexpected growth in costs and expenses, failure to recruit and retain the right employees and failure to maintain a culture of compliance.

Unless required by law, Novo Nordisk is under no duty and undertakes no obligation to update or revise any forward-looking statement after the date of this document, whether as a result of new information, future events or otherwise.

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

PART I

ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3	KEY INFORMATION

SELECTED FINANCIAL DATA

IFRS figures in DKK millions, except share data	2005	2006	2007	2008	2009

Net sales	33,760	38,743	41,831	45,553	51,078
Operating profit from continuing operations	8,088	9,119	8,942	12,373	14,933
Operating profit	8,088	9,119	8,942	12,373	14,933
Net profit from continuing operations	5,864	6,452	8,522	9,645	10,768
Net profit	5,864	6,452	8,522	9,645	10,768
Earnings per share/ADR from continuing operations	8.95	10.05	13.49	15.66	17.97
Total assets	41,960	44,692	47,731	50,603	54,742
Net assets	27,634	30,122	32,182	32,979	35,734
Capital stock	709	674	647	634	620
Treasury stock	(62)	(39)	(26)	(26)	(32)
Dividends per share/ADR	3.00	3.50	4.50	6.00	7.50	*
Dividends per share/ADR in USD	0.48	0.62	0.89	1.14	1.45	*
Diluted earnings per share/ADR	8.91	10.00	13.39	15.54	17.82
Number of shares (million)	709	674	647	634	620

*) Proposed dividend per share. For USD translation the exchange rate at 31 December 2009 from Danmarks Nationalbank (The Central Bank of Denmark) is used (USD 1 = DKK 5.1901)

Reference is made to ‘Consolidated financial and non-financial statements 2009’, pages 51-97 in our Annual Report 2009 for further data.

Back to Contents

Exchange rates
The following tables set forth, for the calendar periods indicated, Danmarks Nationalbank’s daily official exchange rates for US dollars (USD) in terms of Danish kroner expressed in DKK per USD 1.00. These rates closely approximate the noon buying rate for Danish kroner for cable transfers in New York City as announced by the Federal Reserve Bank of New York for customs purposes on the relevant dates.

Month	High	Low

August 2009	5.2896	5.1666
September 2009	5.2340	5.0340
October 2009	5.1213	4.9559
November 2009	5.0772	4.9336
December 2009	5.2139	4.9218
January 2010	5.3303	5.1092

Year	Average rate*	Period end rate	High	Low

2005	6.0298	6.3241	6.3917	5.5061
2006	5.9118	5.6614	6.3082	5.5929
2007	5.4103	5.0753	5.7806	5.0132
2008	5.0848	5.2849	5.9811	4.6652
2009	5.3504	5.1901	5.9344	4.9218

*) The average exchange rate is calculated by using the exchange rate on the last day of each month according to Danmarks Nationalbank’s daily official exchange rates.

CAPITALIZATION AND INDEBTEDNESS

Not applicable.

REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

RISK FACTORS

For information on risk factors reference is made to Annual Report 2009 ‘Risks management’ on pages 40-42.

ITEM 4	INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

Novo Nordisk was formed in 1989 by a merger of two Danish companies, Nordisk Gentofte A/S and Novo Industri A/S. Novo Industri A/S was the continuing company and its name was changed to Novo Nordisk A/S. The business activities of Nordisk Gentofte were established in 1923 by August Krogh, H. C. Hagedorn and A. Kongsted, and the business activities of Novo Industri were established in 1925 by Harald and Thorvald Pedersen. The business of both companies from the beginning was production and sale of insulin for the treatment of diabetes. After spinning off an industrial enzyme into the separate business, Novozymes, in November 2000 Novo Nordisk today is a focused healthcare company.

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

Important events in 2009
Reference is made to ‘Our 2009 accomplishments and results’, pages 2-17 in our Annual Report 2009 for a list of important events in 2009.

Capital expenditure in 2009, 2008 and 2007
The total net capital expenditure for property, plant and equipment was DKK 2.6 billion in 2009 compared with DKK 1.8 billion in 2008 and DKK 2.3 billion in 2007. The higher level of capital expenditure in 2009 compared to the previous two years was primarily related to the ongoing establishment of a new insulin filling facility in Tianjin, China. The investments were financed internally. No significant divestitures took place in the period 2007-2009.

Novo Nordisk expects to invest approximately DKK 3.5 billion in fixed assets in 2010. The expected level of investment in 2010 is primarily related to the continued construction of the insulin filling facility in Tianjin, China, as well as the establishment of production facilities for new delivery devices.

Public takeover offers in respect of the Company’s shares
No such offers occurred during 2009 or 2010 to date.

BUSINESS OVERVIEW

Novo Nordisk is a healthcare company and a world leader in diabetes care. The Company has one of the broadest diabetes product portfolios in the industry, including an advanced portfolio of modern insulins and the first human once-daily GLP-1 analog. In addition, Novo Nordisk has a leading position in areas such as haemophilia, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. Headquartered in Denmark, Novo Nordisk employs approximately 29,000 employees in 76 countries and markets its products in 179 countries.

Segment information
Novo Nordisk is engaged in the discovery, development, manufacturing and marketing of pharmaceutical products and has two business segments: diabetes care and biopharmaceuticals. The diabetes care segment covers Novo Nordisk’s insulin franchise including modern insulins, human insulins, protein-related sales (Victoza®, glucagon and protein-related delivery systems) and oral antidiabetic drugs (OADs). The biopharmaceuticals segment covers the therapy areas of haemophilia, growth hormone therapy, hormone replacement therapy and inflammation therapy.

Back to Contents

For information on sales by business and geographic segment, reference is made to the Annual Report 2009 Note 3 ‘Segment information’.

Seasonality
Sales of individual products in individual markets may be subject to fluctuations from quarter to quarter. However, the Company’s consolidated operating results have not been subject to significant seasonality.

Raw materials
As a focused healthcare company the impact on the overall profitability of Novo Nordisk from variations in raw material prices is unlikely to be significant. No raw material supply shortage has had a significant impact on the Company’s ability to supply the market. The Company’s production is largely based on common and readily available raw materials with relatively low price volatility. Certain specific raw materials are, however, less available. For these raw materials, it is the policy of Novo Nordisk to develop close and long-term relationships with key suppliers as well as to secure at least dual sourcing whenever possible and when relevant operate with a predefined minimum safety level of raw material inventories.

Market and competition
Novo Nordisk’s insulin and other pharmaceutical products are marketed and distributed through subsidiaries, distributors and independent agents with responsibility for specific geographical areas. The most important markets are the United States, Japan, China and the major European countries. In addition key emerging markets such as Russia, India, Brazil and Turkey are increasingly adding to growth.

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

Several of the major international pharmaceutical companies have entered the diabetes market, specifically in the area of oral products for treatment of type 2 diabetes. In the insulin market, Novo Nordisk, Eli Lilly and Sanofi-Aventis are the most significant global companies.

The Company filed for regulatory approval of Liraglutide, a once-daily GLP-1 analogue, in the U.S. and Japan in 2008 and obtained approval in both markets in January 2010. The Company is currently preparing for the launch in 2010, whereas Liraglutide was approved and launched in Europe in 2009 under the brand name Victoza®.

Patents
Novo Nordisk strives for the strongest possible protection for those inventions which will maintain and expand the competitiveness of the Company.

The Company anticipates that the expiration of certain patents could impact sales within the next five years. However, with the continuing transition from human to modern insulins, an increasing proportion of Novo Nordisk’s sales in major markets are protected by patents. In the U.S., the key patents covering the modern insulins expire in 2014, 2014 and 2019 for NovoLog®, NovoLog Mix® and Levemir®, respectively. In Europe key patents for NovoRapid®, NovoMix® and Levemir® expire in 2011, 2014 and 2018 and in Japan these patents expire in December 2010, 2014 and 2019, respectively. In addition, NovoLog®/NovoRapid® is covered by a formulation patent in these markets until 2017. NovoSeven® sales are patent protected until November 2010 in the U.S. and until 2011 in Europe. Sales of Prandin®/NovoNorm®, an oral antidiabetic drug, may increasingly become exposed to generic competition as the original drug substance patent has expired.

Back to Contents

Like other companies engaged in production based upon rDNA technology, Novo Nordisk has obtained licenses under various patents which entitle the Company to use processes and methods of manufacturing covered by such patents.

Impact of regulation
As a pharmaceutical company, Novo Nordisk depends on government approvals related to production, development, marketing and reimbursement of its products. Important regulatory bodies include the United States Food and Drug Administration, the European Medicines Agency, the Japanese Ministry of Health, Labour and Welfare and the Chinese regulatory authorities, SFDA. Treatment guidelines from non-governmental organizations like the European Association for the Study of Diabetes and the American Diabetes Association may also impact the Company.

ORGANIZATIONAL STRUCTURE

For information regarding the organizational structure and securities exchange listings of Novo Nordisk A/S, reference is made to the sections ‘Corporate governance’ on pages 37-38 and ‘Shares and capital structure’ on pages 47-49 in the Annual Report 2009.

Reference is made to the section ‘Governance and leadership’ on pages 37-46 in the Annual Report 2009 regarding the parent company Novo A/S and the Novo Nordisk Foundation and the ownership structure.

Companies in the Novo Nordisk Group are listed in the Company’s Annual Report 2009 on pages 86-87, ‘Companies in the Novo Nordisk Group.’

PROPERTY, PLANT AND EQUIPMENT

The Company has its headquarters in Bagsværd, Denmark, where it occupies a number of buildings.

The Company’s major research and development facilities are located at a number of sites, primarily in Denmark.

The major production facilities owned by the Company are located at a number of sites in Denmark, and the international production or processing facilities are located in the United States, France, Japan, China and Brazil. There are no material encumbrances on the properties.

The Company believes that its current production facilities, including facilities under construction, are sufficient to meet its capacity requirements. Please refer to the sections ‘Capital expenditures in 2009, 2008 and 2007’ under Item 4 for more information about the current expansion programs. For the nature of the Company’s property, plant and equipment, as of 31 December 2009 and 2008, please see Note 15 in our Annual Report 2009.

Active pharmaceutical ingredient production is located in Denmark, primarily in Kalundborg and with secondary locations in Hillerød, Bagsværd and Gentofte. Below is a tabular presentation of the production sites.

Back to Contents

Major Production Facilities	Size of production area (square meters)	Major Production Activities
Kalundborg, Denmark	140,100	Active pharmaceutical ingredients for diabetes and products for diabetes. Active pharmaceutical ingredients for haemophilia.
Hillerød, Denmark	88,300	Durable devices and components for disposable devices. Products for diabetes. Active pharmaceutical ingredients for haemophilia.
Gentofte, Denmark	41,100	Active pharmaceutical ingredients for glucagon and growth hormone therapy. Products for growth hormone therapy, glucagon and haemophilia.
Montes Claros, Brazil	41,000	Products for diabetes. Gel production. Products for oral antidiabetes treatment.
Clayton, North Carolina, U.S.	40,300	Products for diabetes.
Chartres, France	33,000	Products for diabetes.
Bagsværd, Denmark	16,900	Products for diabetes. Products for hormone replacement therapy.
Måløv, Denmark	15,300	Products for hormone replacement therapy. Products for oral antidiabetes treatment.
Tianjin, China	12,600	Packaging of diabetes products. Production of durable devices.
Hjørring, Denmark	9,600	Production of needles.
Koriyama, Japan	8,300	Packaging of products for the Japanese market.
Værløse, Denmark	6,100	Products for growth hormone therapy.
Køge, Denmark	2,500	Gels and ALP for active pharmaceutical ingredient production.

Capacity for meeting growing demand in the future for the modern insulin products NovoRapid®/NovoLog®, NovoMix®/NovoLog Mix® and Levemir® is in place. Also capacity for GLP-1 is in place. In addition, the Company is ensuring production capacity is in place for the next generation of modern insulin.

In November 2008, Novo Nordisk celebrated the groundbreaking of a new production facility in Tianjin, China, which is scheduled to open in 2012. Once completed, it is expected to formulate and fill products such as NovoMix® 30 and NovoRapid®.

Major production sites worldwide are certified according to the international standard ISO 14001 (Environmental Management Standard). The goal is to pursue control of significant environmental impacts of the Company’s operations worldwide. All international production sites have obtained OHSAS 18001 certification. OHSAS is an Occupational Health Safety Assessment Series which is designed to help the Company control its health and safety risks.

UNRESOLVED STAFF COMMENTS

None.

Back to Contents

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

CRITICAL ACCOUNTING ESTIMATES

Reference is made to Note 1 ‘Critical accounting estimates and judgements’ in our Annual Report 2009.

NEW ACCOUNTING PRONOUNCEMENTS

Reference is made to Note 2 ‘Accounting policies’ in our Annual Report 2009.

OPERATING RESULTS

The following discussion includes certain forward-looking statements. Such forward-looking statements are subject to a number of risk factors, including material risks, uncertainties and contingencies which could cause actual results to differ materially from the forward-looking statements. For a discussion of important factors that could cause actual results to differ materially from the forward-looking statements, see the discussion under the caption ‘Risk factors’ contained under Item 3. Reference is further made to our Annual Report 2009 ‘Risk management’ on pages 40-42.

The financial condition of the Group and its development are described in our Annual Report 2009 and our Annual Report 2008. The information in this section is based on these reports and should be read in conjunction with the annual reports. The analysis and discussions included in the annual reports are primarily based on the consolidated financial statements which are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board (IASB) and with International Financial reporting Standards as endorsed by the EU.

2009 compared with 2008
The following portions of our Annual Report 2009 constitute the Board of Directors and Executive Management’s discussion and analysis of results of operations (incorporated herein by reference):

‘Our 2009 accomplishments and results’ (pages 2-17)

2008 compared with 2007
The following portions of our Annual Report 2008 constitute the Board of Directors and Executive Management’s discussion and analysis of results of operations (incorporated herein by reference):

‘Business results’ (pages 8-19)

Segment information
The segmented reporting is based on two business segments ‘Diabetes care’ and ‘Biopharmaceuticals’. Please refer to Note 3 in our Annual Report 2009 for details on segmented results.

Inflation
Inflation for the three most recent fiscal years has not had a material impact on the Group’s net sales and revenues or on net profit.

Foreign currencies
The bulk of Novo Nordisk’s sales is in foreign currencies, mainly EUR, USD, JPY, CNY and GBP. However, most of the production, research and development costs are in DKK. As a consequence, Novo Nordisk has significant exposure to foreign exchange risks and engages in significant hedging activities, where the most significant exposure and hedging are related to USD, JPY, CNY and GBP.

Back to Contents

For further description of foreign currency exposure and hedging activities, please see the description of Financial instruments in Note 31 in our Annual Report 2009.

Governmental policies
Please refer to pages 28-36 ’How we work’ and pages 40-42 ‘Risk management’ in our Annual Report 2009 and item 4.

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

Financial resources
It is part of Novo Nordisk’s Treasury Policy to maintain sufficient financial resources for its present working capital. As of 31 December 2009, the Group’s DKK 16,512 million of financial resources consisted of cash and cash equivalents of DKK 11,034 million, bonds with original term to maturity of more than three months of DKK 1,013 million and of an undrawn committed credit facility of DKK 4,465 million (EUR 600 million, committed by a number of Danish and international banks maturing in 2012). As of 31 December 2009, the Group’s long-term debt totaled DKK 970 million.

Novo Nordisk believes these financial resources are sufficient to meet its current requirements.

Cash flow in 2009, 2008 and 2007
Cash flow from operating activities for 2009 amounted to DKK 15,378 million compared to DKK 12,863 million in 2008. In 2007 cash flow from operating activities amounted to DKK 9,987 million. The increase from 2008 to 2009 is primarily explained by a stronger operating performance and a decrease in income taxes. The increase from 2007 to 2008 is primarily explained by a stronger operating performance and working capital improvements. Please refer to the consolidated cash flow in Item 17.

There are no material restrictions on the ability of subsidiaries to transfer funds to the Company.

Debt financing
Debt financing is obtained in DKK and in foreign currencies. Please refer to Notes 22 and 31 in our Annual Report 2009 for information on currency structure, interest rate structure and maturity profile.

Furthermore, Novo Nordisk’s Japanese subsidiary has asset securitization program, please refer to the section ‘Off-balance sheet arrangements’, on page 13.

Financial instruments
Novo Nordisk does not enter into speculative positions and only hedges commercial exposure. The financial instruments used in conjunction with the Group’s financial risk management include currency forwards, currency options, interest rate swaps and cross currency swaps. Short and long-term debt as well as money-market deposits are also used in the financial risk management. Please refer to Note 31 in our Annual Report 2009 for further information on financial instruments including currency and interest rate structure.

Commitments for capital expenditure etc.
Contractual obligations for capital expenditure and other contingent liabilities as of 31 December 2009 and 2008, respectively, are shown in Note 32 in our Annual Report 2009. As of 31 December 2009 the Group had overall contractual obligations related to investments in fixed assets of DKK 260 million compared to DKK 99 million on 31 December 2008.

Back to Contents

Additionally, as of 31 December 2009, the Group had contractual obligations of DKK 1,989 million relating to research and development projects, compared to DKK 764 million as of 31 December 2008. Please refer to Note 32 in our Annual Report 2009 for a description of these commitments and other contingencies. The Executive Management of the Group believes that the obligations are covered by the Group’s financial resources as well as expected future cash flows to be generated from operating activities.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Novo Nordisk’s research activities utilize biotechnological methods based on genetic engineering, advanced protein chemistry and protein engineering. These methods have played a key role in the development of the production technology which is used in the manufacturing of insulin, liraglutide, recombinant factor VIIa, human growth hormone and glucagon.

Novo Nordisk’s research and development facilities are mainly located in Denmark, but research and development activities also take place in other countries like U.S. and China. The focus of Novo Nordisk’s research and development is therapeutic proteins.

Research and development costs during 2009 were DKK 7.9 billion or 15.4% of sales. Research and development costs in 2008 were DKK 7.9 billion or 17.2% of sales, including a non-recurring cost of DKK 0.3 billion related to the discontinuation of all pulmonary diabetes projects. Research and development costs in 2007 were DKK 8.5 billion or 20.4% of sales, including a non-recurring cost of DKK 1.3 billion related to the discontinuation of pulmonary projects. Novo Nordisk’s research and development organization comprised approximately 4,600 employees as of 31 December 2009.

Information related to selected research and development projects can be found ‘Pipeline progress’ on pages 16-17 in the Annual Report 2009.

TREND INFORMATION

As a pharmaceutical company Novo Nordisk has benefited from changes in demographics such as the increasing proportion of elderly people. Moreover, the growing problem of obesity is resulting in a significant increase in the number of people with diabetes. According to the International Diabetes Federation, the number of people with diabetes is expected to increase to 438 million by 2030 from 285 million in 2010. Diabetes care is Novo Nordisk’s largest segment comprising approximately 73% of sales. The epidemic growth in the number of people with diabetes, continuing transition from human insulins to modern insulins, and new delivery devices and market share gains are all driving Novo Nordisk’s growth of the diabetes care segment.

The other segment of the Company is biopharmaceuticals, which comprise haemophilia, growth hormone therapy, hormone replacement therapy and inflammation therapy. Within haemophilia the sales of NovoSeven® continued to increase in 2009. The growth hormone therapy franchise benefited from further penetration and increasing market share of the liquid, ready-to-use growth hormone formulation Norditropin®.

For further information on trends please refer to the section ‘Our 2009 accomplishments and results’ on pages 2-17 in the Annual Report 2009. Information about expectations for the financial year 2010 can be found on page 13 in the subsection ‘Outlook 2010.’

Back to Contents

OFF-BALANCE SHEET ARRANGEMENTS

Until mid 2009 Novo Nordisk’s Japanese subsidiary maintained asset securitization programs with two credit institutions, one of these credit institutions required a 15% credit insurance. Since mid 2009 we have decided to transfer the full program to only one credit institution.

The continuing asset securitization program is a full non-recourse off-balance sheet arrangement.

DKK million	2005	2006	2007	2008	2009
Sold trade receivables with credit guarantee	1,563	1,515	1,270	1,587	1,611
Credit guarantee	112	100	96	81	0

For further information on contingencies, reference is made to Note 32 in our Annual Report 2009.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

	Payments due by period
Contractual obligations as of 31 December 2009 DKK million	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt	970	0	467	96	407
Interest payments related to long-term debt *)	58	8	14	12	24
Operating leases	3,010	670	1,000	661	679
Defined benefit plan	456	0	0	0	456
Purchase obligations	2,051	1,522	442	67	20
Total	6,545	2,200	1,923	836	1,586
Research and development obligations **)	1,989	1,742	201	23	23
Total incl. R&D obligations	8,534	3,942	2,124	859	1,609

*)	The latest interest rate fixing has been used to compute the contractual obligation for interest on variable rate debt instruments.
**)	Obligations related to R&D contain uncertainties in relation to the period in which payments are due as a proportion of the obligations are dependent on milestone achievements. The due periods disclosed are based on management’s best estimate.

ITEM 6	DIRECTORS, EXECUTIVE MANAGEMENT AND EMPLOYEES

DIRECTORS AND EXECUTIVE MANAGEMENT

Reference is made to pages 43-45 in our Annual Report 2009 for name, position, date of birth and period of service as director for the members of the Board of Directors.

Reference is made to page 46 in our Annual Report 2009 for name, position, date of birth, year of appointment and year of joining Novo Nordisk for the members of Executive Management.

The Board of Directors has the overall responsibility for the affairs of the Company. Reference is made to pages 37-38 in our Annual Report 2009.

The activities of the directors and members of Executive Management outside the Company are included in our Annual Report 2009 on pages 43-46.

There are no family relationships between the Board of Directors, Executive Management or between any of the members of the Board of Directors and any member of Executive Management. No director or member of Executive Management has been elected according to an arrangement or understanding

Back to Contents

with customers, suppliers or others. As required by the Danish Companies Act, directors are elected at General Meetings by simple majority vote. In addition, four employee representatives are elected for four-year terms by the employees of Novo Nordisk A/S.

COMPENSATION

Reference is made to the section ‘Executive remuneration’ on page 39 and Notes 29 and 30 in our Annual Report 2009 regarding compensation.

BOARD PRACTICES

Reference is made to ‘Corporate governance’ on pages 37-38 in our Annual Report 2009, regarding board practices.

EMPLOYEES

Reference is made to the section entitled ‘Performance highlights’ on page 15 in our Annual Report 2009 regarding the total number of full-time employees in Novo Nordisk at year-end for the years 2005-2009.

Employees	2005	2006	2007	2008	2009

Employees outside Denmark as a percentage of total number of employees	45%	47%	51%	52%	54%

Executive Management believes that the Company has a good relationship with its employees in general and with the labor unions of the Novo Nordisk employees.

Novo Nordisk believes that the current personnel policy results in low staff turnover, high morale, and ease in recruiting new employees. The Company has not experienced any significant labor disputes.

SHARE OWNERSHIP

Since 1998, Novo Nordisk has established share-based incentive schemes for Executive Management and other key executives of the Company and its affiliates. The share-based incentive schemes provide for annual grants contingent on the fulfillment of performance and shareholder value-related goals based on long-term financial and non-financial targets. For information on the Board of Directors’ and Executive Management’s individual holdings of share options, exercise of options and granting of shares, please refer to Note 30 in our Annual Report 2009. The members of the Board of Directors and Executive Management and key management executives in the aggregate hold less than 1% of the beneficial ownership of the Company.

For information on the Board of Directors’ and Executive Management’s individual holdings of and trading in Novo Nordisk shares during 2009, please refer to Note 30 in our Annual Report 2009. As of 1 February 2010 the Board of Directors and Executive Management owned 170,789 B shares.

In addition Executive Management as a group, are entitled to approximately 30-35% of the share bonus pool established for the years 2006-2009. The total pool consists of 776,350 shares.

Back to Contents

The total number of options to acquire B shares held by Executive Management as of 1 February 2010 equals 153,000 and the specific conditions can be summarized as follows:

Share option plan	Number of options held	Exercise price (DKK)	Exercise period

2001 Ordinary	58,000	166	8 Feb. 2005 – 7 Feb. 2010
2003 Ordinary	95,000	97.5	6 Feb. 2007 – 5 Feb. 2012

For a full description of individual holdings and exercise of stock options, please refer to Notes 29 and 30 in our Annual Report 2009.

In the period from 1 January 2010 until 1 February 2010, no B shares were sold or purchased by the members of the Board of Directors or Executive Management, and no options were exercised. The internal rules on trading in Novo Nordisk securities by members of the Board of Directors and Executive Management only permit trading in the 15 calendar-day period following each quarterly earnings announcement.

ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The total share capital of the Company is split in two classes, A shares and B shares, each with different voting rights. The A shares have 1000 votes per DKK 1 of the A share capital and the B shares have 100 votes per DKK 1 of the B share capital.

All of the A shares of the Company are held by Novo A/S, a wholly-owned subsidiary of the Novo Nordisk Foundation (the ‘Foundation’). As of 31 December 2009, the A shares represented approximately 69% of the votes exercisable at the Annual General Meeting. Treasury shares have no votes at the Annual General Meeting.

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

Under its statutes (Articles of Association), the Foundation is governed by a Board of Governors, which must be comprised of at least six and not more than 12 members and at least two members must have a medical or scientific background. Members of the Foundation’s Board of Governors are typically nominated by the chairman and elected by a two-thirds vote of the members who have themselves been elected under the Articles of Association. Any member may be removed by unanimous vote of the other members of the Foundation’s Board of Governors. In addition, employee representatives are elected for four-year terms by the employees of the subsidiaries of the Foundation, in accordance with Danish law. No person or entity exercises any kind of formal influence over the Foundation’s Board. The Foundation’s Board currently consists of nine persons, three of whom are also members of the Board of Directors of Novo Nordisk A/S (Kurt Anker Nielsen, Stig Strøbæk and Søren Thuesen Pedersen).

Under its statutes, Novo A/S is governed by a Board of Directors, which must be comprised of at least three and not more than six members who are elected annually by shareholder vote. According to the

Back to Contents

Foundation’s statutes, its Board of Governors can and shall provide for members of its own Board of Governors to be elected to Novo A/S’s Board of Directors. Novo A/S’s Board of Directors currently has four members, with two directors who are also members of the Board of the Foundation (Ulf Johansson and Jørgen Boe) and one director who is also a member of the Board of Directors of Novo Nordisk A/S (Göran A Ando). The Chairman of the Foundation’s Board of Governors serves as the Chairman of Novo A/S’ Board of Directors.

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

For further information please refer to ‘Corporate governance’ on pages 42-43 in our Annual Report 2008 and pages 37-38 in our Annual Report 2009.

The B shares of the Company are registered with Værdipapircentralen (VP Securities Services) and are not represented by certificates. Generally, Værdipapircentralen does not provide the Company with information with respect to registration. However, set forth below is information as of 1 February 2010 with respect to (a) any shareholder who is known to the Company to be the owner of more than 5% of any class of the Company’s securities and (b) the total amount of any class owned by the directors and Executive Management as a group:

Title of class	Identity of person or group	Shares owned		Percent of class	Percent of total votes

A shares	Novo A/S	107,487,200	*	100.00	69
B shares	Novo A/S	50,612,800		9.87	3

B shares	Novo Nordisk A/S and affiliates (treasury shares)	32,137,945		6.27	0
B shares	Board of Directors and Executive Management	170,789		0.03	0.01

*) The number of A shares is calculated as an equivalent of the trading size (DKK 1) of the listed B shares but is not formally divided into number of shares. The A shares are not listed on any stock exchange.

In 2006, 2007, 2008 shares with an aggregate purchase price of DKK 3.0 billion, DKK 4.8 billion and DKK 4.7 billion, respectively, were repurchased under the Company’s share repurchase program.

In 2009, 21,661,949 shares corresponding to DKK 6.5 billion were repurchased and the total program of DKK 19 billion for the period 2006-2009 was hereby finalized.

After the shareholders’ approval at the Annual General Meeting on 18 March 2009 of the proposed reduction of the Company’s share capital, 14,000,000 shares were cancelled in June, reducing the number of treasury shares accordingly.

As the B shares are in bearer form, it is not possible to give an accurate breakdown of the holdings and number of shareholders per country. It is, however, estimated that approximately 50% of the B share capital was held in Denmark as of 31 December 2009. Approximately 24% of the B share capital is estimated to be held in North America. The estimated total number of shareholders is more than 110,000 of whom more than 80,000 are estimated to be Danish residents and more than 20,000 to be resident in the United States of America.

Back to Contents

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

In 2009 Novo Nordisk A/S acquired 3,570,000 B shares, worth DKK 1.1 billion, from Novo A/S as part of the DKK 19 billion share repurchase program. The transaction price was DKK 311.125 per share and was calculated as the average market price from 6 August to 7 August 2009 in the open window, following the announcement of the financial results for the second quarter of 2009.

In 2008 Novo Nordisk A/S acquired 3,304,800 B shares, worth DKK 1.0 billion, from Novo A/S as part of the share repurchase program. The transaction price was DKK 307.37 per share and was calculated as the average market price from 7 August to 13 August 2008 in the open window, following the announcement of the financial results for the second quarter of 2008.

In 2007 Novo Nordisk A/S acquired 6,874,800 B shares, worth DKK 2.1 billion, from Novo A/S as part of the share repurchase program. The transaction price was DKK 304.07 per share and was calculated as the average market price from 3 August to 9 August 2007 in the open window, following the announcement of the financial results for the second quarter of 2007.

Related party transactions in 2009, 2008 and 2007 are primarily payments for services provided between the Novo Nordisk Group and the Novozymes Group and transactions with associated companies. The financial impact of these transactions is limited.

Since 31 December 2009 there have been no significant transactions with related parties out of the ordinary course of business. For further information please refer to Note 32 in our Annual Report 2008 and Note 33 in our Annual Report 2009.

There have not been and are no loans to the Board of Directors or Executive Management in 2009, 2008 and 2007.

INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8	FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 17, for information on balance sheet, income statement, changes in shareholders’ funds, cash flow statement, related notes, etc., including comparative figures.

For information on net turnover by business segments and geographic segments, reference is made to Note 3 in our Annual Report 2009.

Back to Contents

Dividend policy
At the Annual General Meeting on 24 March 2010, the Board of Directors will propose a dividend of DKK 7.50 per share. No dividends will be paid on the Company’s holding of its treasury shares. It is the intention of the Board of Directors that the payout ratio of Novo Nordisk should be at the level of comparable companies.

Legal proceedings
Reference is made to Note 32 in the Annual Report 2009 regarding legal proceedings.

Significant changes
Reference is made to Note 32 in the Annual Report 2009 for significant events after the balance sheet date. For information on important events in the financial year of 2009, please refer to ‘Important events in 2009’ under Item 4.

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

	DKK per B share		USD per ADR

	High	Low	High	Low
2005	178	141	30.05	24.03
2006	240	170	42.33	27.40
2007	349	231	68.73	38.84
2008	353	246	73.73	41.90
2009	350	235	70.00	41.35

2008
1st Quarter	353	280	70.75	55.86
2nd Quarter	347	296	73.73	60.00
3rd Quarter	321	263	67.02	49.91
4th Quarter	334	246	57.94	41.90

2009
1st Quarter	318	248	56.26	42.95
2nd Quarter	292	235	55.50	41.35
3rd Quarter	334	282	65.97	52.71
4th Quarter	350	310	70.00	61.60

Back to Contents

July 2009	316	282	60.10	52.71
August 2009	324	303	61.95	57.77
September 2009	334	310	65.97	59.48
October 2009	331	310	66.18	61.60
November 2009	333	312	67.16	61.80
December 2009	350	328	70.00	63.51
1-15 January 2010	351	331	69.33	64.11

PLAN OF DISTRIBUTION

Not applicable.

MARKETS

The Company’s share capital consists of A shares and B shares. As described above, the A shares are owned by the Novo Nordisk Foundation through its wholly-owned subsidiary Novo A/S and are not listed or traded on any stock exchange. The B shares have been publicly traded since 1974 and have been listed on the NASDAQ OMX Copenhagen since that time and on the London Stock Exchange since 1978. The NASDAQ OMX Copenhagen is the main trading market for the B shares.

Novo Nordisk has decided to terminate its secondary listing on the London Stock Exchange as the required international exposure is obtained through the listings on NASDAQ OMX Copenhagen and the New York Stock Exchange. The low volume of trade in the company’s shares on the London Stock Exchange is not believed to justify the listing. The delisting is expected to be effective upon approval by the regulatory body and the exchange, which is expected to take place in the first quarter of 2010.

American Depositary Receipts (‘ADRs’) representing the B shares, as evidenced by American Depositary Receipts issued by JP Morgan Chase Bank of New York, as the Depositary, have been listed on the New York Stock Exchange since 1981. As of 31 December 2009, 36,560,607 B share equivalents (representing 7.61% of the outstanding B shares, adjusted for the treasury shares) were held in the form of ADRs.

SELLING SHAREHOLDERS

Not applicable.

DILUTION

Not applicable.

EXPENSES OF THE ISSUE

Not applicable.

ITEM 10	ADDITIONAL INFORMATION

Back to Contents

SHARE CAPITAL

Not applicable.

MEMORANDUM AND ARTICLES OF ASSOCIATION

This section summarizes certain material provisions of Novo Nordisk A/S’s Articles of Association, certain other constitutive documents and relevant Danish corporate law. See Exhibit 1.1 to this Form 20-F for a translation into English language of the Articles of Association.

General
Novo Nordisk A/S is a limited liability company organized under the laws of Denmark and registered in the Danish Central Business Register under no. CVR 24256790. Novo Nordisk A/S’s objects are to carry out research and development and to manufacture and commercialise pharmaceutical, medical and technical products and services as well as any other activity related thereto as determined by its Board of Directors. It strives to conduct its activities in a financially, environmentally, and socially responsible way. Novo Nordisk A/S’s objects are set out in Article 3 of its Articles of Association.

Powers of the Board of Directors
All members of the Board of Directors have equal voting rights, and all resolutions are passed by a simple majority of votes. However, in the event of a tie, the Chairman shall have the deciding vote. The Board of Directors forms a quorum when a majority of its members is present.

According to the Danish Companies Act, no member of the Board of Directors or the Executive Committee may take part in the consideration of any business involving agreements between any member of the group and himself, legal actions brought against himself, or any business involving agreements between any member of the Group and any third party or legal actions brought against any third party, if he has a major interest therein that might conflict with Novo Nordisk A/S’s interests. The Danish Companies Act also prohibits Novo Nordisk A/S from granting loans or providing securities to any member of the Board of Directors and anyone particularly close to such a member of the Board of Directors.

The compensation of the Board of Directors must be approved by Novo Nordisk A/S’s shareholders at a General Meeting.

Novo Nordisk A/S’s rules of procedure require a member of the Board of Directors to retire after reaching the age of 70 years.

Rights, restrictions and preferences attaching to the shares
If the shareholders at an Annual General Meeting approve a recommendation by the Board of Directors to pay dividends, dividends shall be distributed as follows: a priority dividend of 1/2% of the nominal share capital to the holders of A shares and then up to a dividend of 5% to the holders of B shares. Any distribution of additional dividends shall be subject to the provision that the holders of A shares shall never receive a total dividend exceeding the percentage rate of the dividend paid to the holders of B shares. Dividends on A shares shall be remitted to the shareholders at the addresses entered in the Company’s Register of Shareholders as at the date of the Annual General Meeting. Dividends on B shares shall be paid with fully discharging effect for the Company through VP Securities Services and an account-holding bank to shareholders registered by VP Securities Services at the time of payment. The right to dividends shall lapse five years after the due date for payment thereof.

Subject to the above described preference mechanism, the A shares and the B shares rank equal in the event of a return on capital by the company. Upon a winding-up, liquidation or otherwise, the B shares rank ahead the A shares with regard to payment of each share’s nominal amount. All shares rank equal in respect of further distributions from a winding-up.

Back to Contents

Each A share carries 1,000 votes and each B share carries 100 votes at the General Meeting. A shares are non-negotiable instruments whereas B shares are negotiable instruments.

The holders of A shares have a pro-rata right of first refusal with regard to any A shares sold by another shareholder. Such shares shall be offered to the Board of Directors on behalf of the other holders of A shares at a price not lower than the average of the buying price quoted for the B shares on the NASDAQ OMX Copenhagen during the last three months prior to the submission of such offer. Within 30 days of receipt of such offer, the Board of Directors shall inform the shareholder whether other holders of A shares wish to acquire the shareholding in question.

The share capital has been fully paid up and shareholders are not liable to further capital calls by Novo Nordisk A/S. No shareholder shall be obliged to have his shares redeemed in whole or in part. There is no sinking fund provision in the Articles of Association. There is no provision in the Articles of Association discriminating against any existing or prospective holder of such securities as a result of such shareholder owning a substantial number of shares. The members of the Board of Directors do not stand for reelection at staggered intervals and there is no cumulative voting arrangement.

Changes in shareholders’ rights
Changes in the rights of holders of A shares or B shares require an amendment of the Articles of Association. Unless stricter requirements are made under the Danish Companies Act, for any such resolution to be passed, (i) at least 2/3 of the total number of votes in Novo Nordisk A/S shall be represented at the General Meeting and (ii) at least 2/3 of the votes cast and of the voting share capital shall vote in favor of such resolution. If the quorum requirement in (i) is not fulfilled, the Board of Directors shall within two weeks convene another General Meeting at which the resolution may be passed irrespective of the number of votes represented.

General Meetings
Novo Nordisk A/S’s General Meetings shall be held at a venue in the Capital Region of Denmark. The Annual General Meeting shall be held before the end of April in every year. Extraordinary General Meetings shall be held as resolved by the General Meeting or the Board of Directors, or upon the request of the auditors or shareholders representing in total at least 5% of the share capital. The Extraordinary General Meeting shall then be called not later than two weeks after receipt of such request.

General Meetings shall be called by the Board of Directors at no more than four weeks’ and no less than two weeks’ notice, including the day of the notice calling the General Meeting and the day of the General Meeting. The notice calling such General Meeting, stating the agenda for the meeting, shall be advertised in two national daily newspapers as determined by the Board of Directors.

Any shareholder shall be entitled to attend and to vote at a General Meeting provided that the shareholder has applied for an admission card to such General Meeting not later than five days prior thereto. Admission cards shall be issued to anyone who is registered as a shareholder in Novo Nordisk A/S’s shareholders register. Any shareholder who is not so registered shall document its shareholding by means of a statement of account which is not more than five days old issued by VP Securities Services or the custodian bank and shall at the same time issue a written statement to the effect that after the date of issue of the statement of account the shareholder has not sold the shares and does not intend to do so before the General Meeting has been held.

Ownership restrictions
There are no limitations on the rights of non-resident or foreign owners to hold or vote the shares imposed by the laws of Denmark, Novo Nordisk A/S’s Articles of Association, or any other of its constituent documents.

Change of control
There is no provision in the Articles of Association, nor any other constituent document, that would have an effect of delaying, deferring or preventing a change in control of Novo Nordisk A/S and that

Back to Contents

would operate only with respect to a merger, acquisition or corporate restructuring involving the company (or any of its subsidiaries). However, based on the current shareholder structure, the voting rights held by holders of A shares outlined above afford the Novo Nordisk Foundation, acting through its wholly-owned subsidiary Novo A/S, veto power against any change of control.

Ownership disclosure
According to the Danish Securities Trading Act, a shareholder of Novo Nordisk A/S must disclose its ownership if it owns more than 5% of the voting rights and share capital. Also, shareholders must disclose change in holdings already notified if these changes entail that thresholds of 5%, 10%, 15%, 20%, 25%, 50% or 90% and 1/3 and 2/3 of the voting rights or share capital are crossed.

Changes in Capital
There are no stricter provisions than laid out in the Danish Companies Act.

MATERIAL CONTRACTS

There have been no material contracts outside the ordinary course of business.

EXCHANGE CONTROLS

There are no governmental laws, decrees, or regulations in Denmark (including, but not limited to, foreign exchange controls) that restrict the export or import of capital, or that affect the remittance of dividends, interest or other payments to non-resident holders of the B shares or the ADRs.

There are no limitations on the right of non-resident or foreign owners to hold or vote the B shares or the ADRs imposed by the laws of Denmark or the Articles of Association of the Company.

TAXATION

Danish Taxation
The following summary outlines certain Danish tax consequences to holders of ADRs or B shares who are citizens or residents of the United States, entitled to benefits, under the current Convention between the Government of the United States of America and the Government of the Kingdom of Denmark for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Current Convention”).

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

U.S. Taxation
The following summary outlines certain U.S. tax consequences for U.S. Holders (defined below) of owning and disposing of ADRs or B shares. A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of ADRs or B shares who is eligible for the benefits of the Current Convention and is (i) a citizen or resident of the United States, (ii) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof, or (iii) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source. This discussion applies only to a U.S. Holder that holds ADRs or B shares as capital assets for U.S. tax purposes and does not apply to persons that own or are deemed to own 10% or more of Novo Nordisk voting stock. In addition, this discussion does not describe all of the tax consequences or potentially different tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances. This discussion assumes that the Company is not, and will not become, a passive foreign investment company for U.S. federal income tax purposes.

Based on certain representations by the Depositary, for U.S. federal income tax purposes, the holders of ADRs will be treated as the beneficial owners of the underlying B shares. Accordingly, no gain or loss for U.S. federal income tax purposes will be recognized if a U.S. Holder exchanges ADRs for the underlying B shares represented by those ADRs or B shares for ADRs.

The U.S. Treasury has expressed concern that parties to whom American depositary receipts are released before shares are delivered to the depositary (referred to as a “pre-release”), or intermediaries in the chain of ownership between holders and the issuer of the security underlying the American depositary receipts, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of American depositary receipts. These actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate U.S. Holders. Accordingly, the creditability of Danish taxes, and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, each described below, could be affected by actions taken by such parties or intermediaries.

Taxation of Distributions
For U.S. federal income tax purposes, distributions on ADRs or B shares received by U.S. Holders, without reduction for any Danish tax withheld, generally will be included in the holder’s income as foreign source dividend income and will not be eligible for the dividends-received deduction generally available to U.S. corporations. The amount of any dividend income paid in Danish kroner will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of the U.S. Holder’s, or, in the case of ADRs, the Depositary’s receipt regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt. U.S. Holders that receive a refund of Danish withholding tax after the dividend is received, as discussed above under the section “Danish Taxation – Withholding Tax,” may be required to recognize foreign currency gain or loss with respect to the amount of the

Back to Contents

refund. U.S. Holders should consult their tax advisers regarding whether any foreign currency gain or loss should be recognized in connection with distributions on ADRs or B shares.

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

Sale or Exchange of ADRs or B shares
A U.S. Holder will recognize capital gain or loss for U.S. federal income tax purposes on a sale or other disposition of ADRs or B shares, which will be long term capital gain or loss if the U.S. Holder held the ADRs or B shares for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the ADRs or B shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. Such gain or loss will generally be U.S. source gain or loss for foreign tax credit purposes.

Information Reporting and Backup Withholding
Payments of dividends and sales proceeds that are made within the United States or through certain U.S. related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

The foregoing sections offer a general description and U.S. Holders should consult their own tax advisers to determine the U.S. federal, state, local and foreign tax consequences of owning and disposing of class B shares or ADRs in their particular circumstances.

DIVIDENDS AND PAYING AGENTS

Not applicable.

STATEMENT BY EXPERTS

Not applicable.

Back to Contents

DOCUMENTS ON DISPLAY

Documents referred to and filed with the SEC together with this Form 20-F can be read and copied at the SEC’s public reference room located at 100 F Street, NE, Washington, DC 20549. Please call the United States Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms.

Copies of the Form 20-F as well as the Annual Report 2009 can be downloaded from the
Investors pages at novonordisk.com. The content of this website is not incorporated by reference into this Form 20-F. The Form 20-F is also filed and can be viewed via EDGAR on www.sec.gov.

SUBSIDIARY INFORMATION

Not applicable.

ITEM 11	QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISKS

Financial exposure and financial risk management
For a description and discussion of the Company’s foreign exchange risk management, interest risk management, counterparty risk management and equity price risk management, please refer to Note 28 and the section on ‘Risk management’ on pages 40-42 in the Annual Report 2009.

Sensitivity analysis
When conducting a sensitivity analysis, the Group assesses the change in fair value on the market-sensitive instruments following hypothetical changes in market rates and prices. The rates used to mark-to-market the instruments are market data as of 31 December 2009.

Interest rate sensitivity analysis
The financial instruments included in the sensitivity analysis of interest rate risk consist of the Group’s marketable bonds and deposits together with short and long-term loans with floating and fixed interest rates together with interest rate swaps and cross currency swaps. Not included are foreign exchange forwards, foreign exchange options, and foreign exchange swaps due to the very limited interest rate effect of these instruments when the interest rate risk is assessed through the below-mentioned risk measures.

The interest rate risk is calculated as the ‘duration’, which expresses the percentage change in the market value of the financial instruments by a 1-percentage-point parallel shift in the interest rate curve.

An interest rate change has a very limited effect on the Group’s financial instruments. The table below shows how a 1-percentage-point change of the interest rate level, assuming all other variables remain unchanged, impacts the fair value of the Group’s financial instruments.

Back to Contents

The result of the sensitivity analysis as of 31 December 2009 and 2008, respectively, is as follows:

	Inte1rest rate level	Fair value of Group’s financial instruments (DKK million)
2009	+ 1 percentage point	+ 19
	- 1 percentage point	- 19
2008	+ 1 percentage point	+ 19
	- 1 percentage point	- 19

There was no change from 2008 to 2009 because a decrease in the interest rate sensitivity of the bond portfolio offset a decrease in the interest rate sensitivity of the loan portfolio.

Foreign exchange sensitivity analysis
The financial positions included in the foreign exchange sensitivity analysis are the Group’s cash, accounts receivable and payable, short- and long-term loans, short- and long-term financial investments, foreign exchange forward contracts, foreign exchange options, and foreign exchange swaps hedging transaction exposure. Furthermore, interest rate swaps and cross currency swaps are included. Anticipated currency transactions, investments and fixed assets are not included. Cross currency swaps hedging translation exposure is excluded from the sensitivity analysis, as the effects of changing exchange rates thereon are recognized directly under shareholders’ funds. Moreover, the Group does not have any marketable bonds denominated in foreign currency.

As of 31 December 2009, a 5% increase in the levels of all foreign exchange rates against the DKK, i.e. a unilateral weakening of DKK, would, all other variables being unchanged, result in a decrease in the fair value of the Group’s financial positions of DKK 811 million. A 5% decrease in the levels of all foreign exchange rates against DKK, i.e. a unilateral strengthening of DKK, would, all other variables being unchanged, increase the value of the Group’s financial positions by DKK 811 million.

In comparison, as of 31 December 2008, a 5% increase in the levels of all foreign exchange rates against the DKK, i.e. a unilateral weakening of DKK, would, all other variables being unchanged, have resulted in a decrease in the fair value of the Group’s financial positions of DKK 551 million. A 5% decrease in the levels of all foreign exchange rates against DKK, i.e. a unilateral strengthening of DKK, would, all other variables being unchanged, have increased the value of the Group’s financial positions by DKK 551 million.

The primary changes from 2008 to 2009 is a lower possession of currency hedges, less foreign currency and finally the trade receivables in foreign currency has decreased.

To reflect the Danish fixed rate policy towards EUR, an alternative calculation has been made. This calculation assumes that DKK remains unchanged towards EUR, i.e. that DKK and EUR weaken by 5% against all other currencies. Likewise it is assumed that DKK and EUR strengthen by 5% against all other currencies.

As of 31 December 2009, a 5% increase in the levels of foreign exchange rates against DKK and EUR would, all other variables being unchanged, result in a decrease in the fair value of the Group’s financial positions of DKK 927 million. A 5% decrease in the levels of all foreign exchange rates against DKK and EUR would, all other variables being unchanged, increase the value of the Group’s financial positions by DKK 977 million.

In comparison, as of 31 December 2008, a 5% increase in the levels of all foreign exchange rates against the DKK and EUR would, all other variables being unchanged, have resulted in a decrease in the fair value of the Group’s financial positions of DKK 661 million. A 5% decrease in the levels of all foreign exchange rates against DKK and EUR would, all other variables being unchanged, have increased the value of the Group’s financial positions by DKK 669 million.

Back to Contents

The result of the sensitivity analysis as of 31 December 2009 and 2008, respectively, is as follows:

	Exchange rate level (change against DKK)	Fair value of Group’s financial positions – DKK unchanged – (DKK million)	Fair value of Group’s financial positions – DKK & EUR unchanged – (DKK million)
2009	+ 5 percentage point	- 811	- 927
	- 5 percentage point	+ 811	+ 977
2008	+ 5 percentage point	- 551	- 661
	- 5 percentage point	+ 551	+ 669

The asymmetric sensitivities, when measuring the change in the fair value of the Group’s financial position against movements in both DKK and EUR, are caused by the positions in EUR/USD foreign exchange options.

ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

ITEM 12A	DEBT SECURITIES

Not applicable.

ITEM 12B	WARRANTS AND RIGHTS

Not applicable.

ITEM 12C	OTHER SECURITIES

Not applicable.

ITEM 12D	AMERICAN DEPOSITARY SHARES

Novo Nordisk’s American Depositary Receipt (ADR) program is administered by J.P. Morgan Depositary Receipts Group, JPMorgan Chase Bank, N.A., 4 New York Plaza, New York, U.S., as depositary.

The ADRs are traded under the code NVO on the New York Stock Exchange and the underlying security is the Novo Nordisk B-share, NOVOb on the NASDAQ OMX Copenhagen. Each ADR represents one deposited Novo Nordisk B share. One ADR carries the same voting right as one Novo Nordisk B share. The depositary distributes relevant notices, reports and proxy materials to the holders of the ADRs. When dividends are paid to shareholders, the depositary converts the amounts into USD and distributes the dividends to the holders of the ADRs. No fees are charged to the holders of the ADRs in relation to these procedures.

Back to Contents

The holder of an ADR has to pay the following fees and charges related to services in connection with the ownership of the ADR:

Service	Fee
Issuance or delivery of an ADR, surrendering of an ADR for delivery of a Novo Nordisk B share, cancellation of an ADR, including issuance, delivery, surrendering or cancellation in connection with share distributions, stock splits, rights and mergers.
USD 5.00 for each 100 ADRs (or portion thereof), to be paid to the depositary.
Transfer of the Novo Nordisk B shares from the Danish custodian bank to the holder of the ADR account in Denmark.	USD 20.00 cabling fee per transfer to be paid to the depositary.
Taxes and other governmental charges the holder of the ADR has to pay on any ADR or share underlying the ADR.	As necessary.

J.P. Morgan, as depositary, has agreed to reimburse certain reasonable expenses related to Novo Nordisk’s ADR program and incurred by Novo Nordisk in connection with the program. As of 31 December 2009, the depositary reimbursed USD 150,000 for costs related to investor relations programs and special investor relations promotional activities and waived costs of USD 35,000 related to the maintenance of the ADR program and other services. The amounts the depositary reimbursed are not related to the amount of fees collected by the depositary from ADR holders.

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

Novo Nordisk’s Chief Executive Officer and Chief Financial Officer have evaluated the Company’s disclosure controls and procedures as of 31 December 2009. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective at the reasonable assurance level for gathering, analyzing and disclosing the information the Company is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms.

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

Novo Nordisk’s Chief Executive Officer and Chief Financial Officer assessed the effectiveness of the Group’s internal control over financial reporting as of 31 December 2009. In making this assessment, they used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment the Chief Executive Officer and Chief Financial Officer have concluded that, as of 31 December 2009, the Novo Nordisk Group’s internal control over financial reporting is effective based on those criteria.

Back to Contents

The effectiveness of internal control over financial reporting as of 31 December 2009 has been audited by PricewaterhouseCoopers, Statsautoriseret Revisionsaktieselskab, Denmark, an independent registered public accounting firm, as stated in this Form 20-F Report on page 42.

Changes in internal controls over financial reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the year ended 31 December 2009 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A	AUDIT COMMITTEE FINANCIAL EXPERTS

The Audit Committee has three members elected by the board among its members. All members qualify as independent as defined by the U.S. Securities and Exchange Commission (SEC). One member is designated as chairman and all members are designated as Audit Committee Financial Experts as defined under the Sarbanes-Oxley Act.

The board has in March 2009 elected the following to the Audit Committee: Kurt Anker Nielsen (Audit Committee Chairman and Financial Expert), Hannu Ryöppönen (Audit Committee Member and Financial Expert) and Jørgen Wedel (Audit Committee Member and Financial Expert).

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

For further information on the Novo Nordisk Way of Management, please visit Novo Nordisk´s website at novonordisk.com (the contents of the website are not incorporated by reference into this Form 20-F).

ITEM 16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Reference is made to Note 6 in our Annual Report 2009 regarding fees paid to our statutory auditors.

Statutory audit fees
Statutory audit fees consist of fees billed for the annual audit of the Company’s Annual Report, the financial statements of the Parent Company, Novo Nordisk A/S, and financial statements of fully-owned affiliates including audit of internal controls over financial reporting (Sarbanes-Oxley Act, Section 404). The fees also include fees billed for other audit services, which are those services that only the statutory auditor can provide, and include the review of documents filed with the SEC.

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

All other fees
Fees for all other services comprises fees billed for other permitted services such as audits or reviews of third parties to assess compliance with contracts, support in statistical programming, risk management diagnostics and assessments, compliance reviews in connection with healthcare laws and regulations and non-financial systems consultations. The auditors also assist management with internal investigations and fact-finding into alleged misconduct.

Pre-approval policies
The Audit Committee assesses and pre-approves all audit and non-audit services provided by PricewaterhouseCoopers. The pre-approval includes the type of service and a fee budget. Furthermore, the Audit Committee receives a quarterly update on actual services provided and fees realized.

ITEM 16D	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

2008	Total Number of Shares Purchased (a)	Average Price Paid per Share in DKK (b)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (c)	Maximum Approximate Value of Shares that may yet be purchased under the Plans or Programs in DKK (d)
January 1-31	150,000	303	46,204,133	6,405,029,716
February 1-28	1,510,000	304	47,714,133	5,946,127,066
March 1-31	1,882,500	267	49,596,633	5,443,830,321
April 1-30	1,650,141	259	51,246,774	5,017,173,791
May 1-31	1,674,041	277	52,920,815	4,554,157,645
June 1-30	1,668,000	280	54,588,815	4,086,718,859
July 1-31	1,905,200	296	56,494,015	3,521,838,882
August 1-31	5,000,300	312	61,494,315	1,962,419,159
September 1-30	1,687,000	321	63,181,315	1,420,702,847
October 1-31	1,782,099	320	64,963,414	849,569,546
November 1-30	1,594,500	325	66,557,914	330,823,471
December 1-31	1,158,168	337	67,716,082	0
Total	21,661,949	301

Back to Contents

Note to column (a)
The Board of Directors has an authorization from the annual shareholders’ meeting to buy up to 10% of the share capital at the price quoted at the time of the purchase with a deviation of up to 10%.

Under this authorization a share repurchase program of DKK 19 billion originally initiated in January 2006 and most recently extended on 6 August 2009 was completed in 2009. The shares have been purchased through a bank directly in the market or directly from named shareholders such as Novo A/S.

Notes to columns (c) and (d)
In order to maintain capital structure flexibility the Board of Directors will at the Annual General Meeting on 24 March 2010 also propose a reduction in the B share capital, by cancellation of 20 million shares (nominal value DKK 1) of current treasury B shares, to DKK 492,512,800. This corresponds to a 3.2% reduction of the total share capital.

ITEM 16F	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G	CORPORATE GOVERNANCE

Novo Nordisk is a foreign private issuer whose ADRs are listed on the New York Stock Exchange (the “NYSE”). As such Novo Nordisk is required to comply with U.S. securities laws, including the Sarbanes-Oxley Act and the NYSE Corporate Governance Standards except that as permitted under these standards, Novo Nordisk continues to apply Danish corporate governance practices in certain areas.

As a non-U.S. NYSE-listed Company, Novo Nordisk is required to provide a concise summary in this annual report of the significant ways in which its corporate governance practices differ from the corporate governance standards of the NYSE applicable to domestic U.S.-listed companies. Below is an overview of these significant differences.

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

Under the Danish Corporate Governance Codex, at least a majority of the elected members of the board, excluding any members that have been elected by employees of the Company, must be independent. In addition, employees are entitled to be represented by half of the total number of board members elected at the general meeting.

The Board has determined whether board members qualify as independent under the Danish Corporate Governance Codex. The Board has also determined whether the board members, who are members of the Audit Committee, qualify as independent under

Back to Contents

Rule 10A-3 under the Exchange Act. Such determination is disclosed in the Annual Report. Further, the Annual Report provides detailed and individual information regarding the board members, but it does not explicitly identify which board members the Board considers independent under NYSE Corporate Governance standards.
Rule 2.(b)(i)	In addition, a director is not independent if the director is, or has been within the last three years, an employee of the Company, or an immediate family member is, or has been within the last three years, an executive officer, of the Company.	Under Danish law, an independent supervisory board member elected by the general meeting may not (i) be an employee of the Company or have been employed by the Company within the past five years, (ii) be or have been a member of the executive board of the Company (iii) be a professional consultant to the Company or be employed by, or have a financial interest in, a company which is a professional consultant to the Company (iv) have some other essential strategic interest in the Company other than that of a shareholder.

Furthermore, any person related, in terms of business or in any other way, to the Company’s major shareholder, is not regarded as an independent person.

In accordance with Danish law, four of the Company’s seven shareholder elected directors are deemed independent and four employees have been elected as board members by the Danish employees of the Company.
Rule 2.(b)(ii)	Furthermore, a director is not independent if the director has received, or has an immediate family member who has received, during any twelve months period within the last three years, more than $120,000 in direct compensation from the listed company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service).	Rule 303A.02 defines “listed company”, for purposes of the independence standards, to include “any parent or subsidiary in a consolidated group with the listed company or such other company as is relevant to any determination under the independence standards set forth in this Section 303A.02(b)”. One board member serves as executive of the majority shareholder, Novo A/S, and thus may be deemed as being non-independent due to the receipt of remuneration as executive of Novo A/S.

No other board members or immediate family member receives or has received such fees from Novo Nordisk.

Back to Contents

Rule.4(a)	Listed companies must have a nominating/corporate governance committee composed entirely of independent directors.	The requirement does not apply if a company is “controlled”, which the New York Stock Exchange defines as having more than 50% of the voting power for the election of directors is held by an individual, a group or another company. Novo Nordisk is such a controlled company and is therefore exempt from this requirement in the same manner as U.S. companies are.

The Chairmanship serves as nomination committee and presents proposals to the Board. Novo Nordisk has not established a separate nomination committee.
Rule 5.(a)	Listed companies must have a compensation committee composed entirely of independent directors.	The requirement does not apply if a company is “controlled”, which the New York Stock Exchange defines as having more than 50% of the voting power for the election of directors is held by an individual, a group or another company. Novo Nordisk is such a controlled company and is therefore exempt from this requirement in the same manner as U.S. companies are.

The Chairmanship serves as a compensation committee and presents proposals to the Board. Novo Nordisk has not established a separate compensation committee.
Rule.5(b)	Listed companies must have a compensation committee composed entirely of independent directors. The compensation committee must have a written charter that addresses:	The role of the Chairmanship is described in the Chairmanship charter, which has been approved by the Board.
Rule.5(b)(i)	the committee’s purpose and responsibilities – which, at minimum, must be to have direct responsibility to:	The role of the Chairmanship is described in the Chairmanship charter.
Rule.5(b)(i)(C)	prepare the disclosure required by Item 407(e)(5) of Regulation S-K;	Details regarding board members as well as executives’ remuneration are included in the Annual Report.

However, a compensation committee report as required by Item 407(e)(5) of Regulation S-K is not prepared.

Back to Contents

Rule 7.(b)	The audit committee must have a written charter that addresses:
Rule 7.(b)(i)	the committee’s purpose – which, at minimum, must be to:	The charter addresses the Committee’s purpose.
Rule 7.(b)(i)(A)	assist board oversight of (1) the integrity of the Company’s financial statements, (2) the Company’s compliance with legal and regulatory requirements, (3) the independent auditor’s qualifications and independence, and (4) the performance of the Company’s internal audit function and independent auditors; and	As outlined in the charter, the Audit Committee shall assist the Board of Directors with the oversight of:
a) the external auditors
b) the internal audit function
c) the procedure for handling complaints regarding accounting, internal accounting controls, auditing or financial reporting matters and business ethics matters (whistleblowing)
d) financial reporting
e) post completion reviews and post investment reviews of investments
f) other tasks

The Audit Committee is not responsible for assisting the board oversight of the Company’s compliance with legal and regulatory requirements.
Rule 7.(b)(iii)	the duties and responsibilities of the audit committee – which, at a minimum, must include those set out in Rule 10A-3(b)(2), (3), (4) and (5) of the Exchange Act , as well as to:	The duties and responsibilities of the Audit Committee as described in the charter include those set out in Rule 10A-3 under the Exchange Act.
Rule 7.(b)(iii)(G)	set clear hiring policies for employees or former employees of the independent auditors; and	The Audit Committee has the responsibility of setting out clear hiring policies for the Internal Auditor, while Executive Management has the responsibility of setting hiring policies for other employees of Novo Nordisk.
Rule 8	Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto.	The Remuneration Principles are mentioned by the Chairman at the Annual General Meeting and the Incentive Guidelines are approved by the Annual General Meeting. The Incentive Guidelines describe the framework for incentive programs for the Board and Executive Management. All incentive programs offered to the Board and/or Executive Management shall comply with this framework. However, under Danish law, the practice of voting on equity-compensation plans is not contemplated and accordingly, equity compensation plans are only subject to shareholder approval if it

Back to Contents

results in the issuance of new shares (and not if treasury shares are used).
Rule 10

Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.

According to NYSE commentary, a code of business conduct and ethics shall include:

• Conflicts of interest.
• Corporate opportunities.
• Confidentiality
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

Rule 12.(a)	Each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the listed company of NYSE corporate governance listing standards, qualifying the certification to the extent necessary.	Listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the provisions of this section. Novo Nordisk is such a foreign private issuer and is therefore exempt from this requirement.

Back to Contents

PART III

ITEM 17	FINANCIAL STATEMENTS

The financial statements required by this item accompany this annual report in the form of the Novo Nordisk Annual Report 2009 (see Exhibit no. 14.1).

RECONCILIATION OF NON-IFRS FINANCIAL MEASURES

In the Annual Report 2009, Novo Nordisk discloses certain financial measures of the Group’s financial performance, financial position and cash flows that reflect adjustments to the most directly comparable measures calculated and presented in accordance with IFRS. These non-IFRS financial measures may not be defined and calculated by other companies in the same manners, and may thus not be comparable with such measures:

The non-IFRS financial measures presented in the Annual Report 2009 are:

•	Free cash flow;
•	Cash/earnings;
•	Return on invested capital (ROIC);
•	Financial resources at the end of the year.

Free cash flow
Novo Nordisk defines free cash flow as ‘cash flow from operating activities less cash used in investing activities’ excluding ‘Net change in marketable securities (maturity exceeding three months)’.

Management believes free cash flow is an important liquidity metric because it measures, during a given period, the amount of cash generated that is available to make investments, fund acquisitions and for certain other activities. A positive free cash flow shows that the Group is able to finance its activities and thus external financing is not necessary for Groups operating activities. Therefore, management believes that this non-IFRS liquidity measure provides useful information to investors in addition to the most directly comparable IFRS financial measure ‘Cash flow from operating activities’.

The following table shows a reconciliation of free cash flow to ‘Cash flow from operating activities’.

Reconciliation of free cash flow
DKK Million		2006	2007	2008
	Free cash flow	9,012	11,015	12,332
+	Net change in marketable securities (>3 months)	(541)	466	—
+	Net cash used in investing activities	1,516	1,382	3,046
=	Cash flow from operating activities	9,987	12,863	15,378

Cash/earnings
Cash/earnings is defined as ‘free cash flow as a percentage of net profit’.

Management believes that Cash/earnings is an important performance metric. Cash/earnings measures the Group’s ability to turn earnings into cash and is, therefore, in the eyes of management a meaningful measure for investors to understand the development of the Group’s cash flow from operations. Because management wants this measure to capture the ability of the Group’s operations to generate cash, free cash flow is used as the numerator instead of net cash flow.

Back to Contents

The following table shows the reconciliation of Cash/earnings to the most comparable IFRS financial measure ‘Cash flow from operating activities/earnings in %’:

Reconciliation of cash/earnings
DKK Million		2007	2008	2009
	Numerator
	Free cash flow	9,012	11,015	12,332
	Denominator
	Net profit (as reported in Annual Report)	8,522	9,645	10,768
	Cash/earnings (as reported in Annual Report) in %	105.7%	114.2%	114.5%
	Numerator
	Free cash flow	9,012	11,015	12,332
+	Net change in marketable securities (>3 months)	(541)	466	—
+	Net cash used in investing activities	1,516	1,382	3,046
=	Cash flow from operating activities	9,987	12,863	15,378
	Denominator
	Net profit (as reported in Annual Report)	8,522	9,645	10,768
	Cash flow from operating activities	9,987	12,863	15,378
/	Net profit (as reported in Annual Report)	8,522	9,645	10,768
=	Cash flow from operating activities/Net profit in %	117.2%	133.4%	142.8%

Return on invested capital (ROIC)
ROIC is defined as ‘operating profit after tax (using the effective tax rate) as a percentage of average stocks, debtors, tangible and intangible fixed assets less non-interest bearing liabilities including provisions (where average is the sum of above assets and liabilities at the beginning of the year and at year-end divided by two)’.

Management believes ROIC is a useful measure in providing investors and management with information regarding the Group’s performance. ROIC is a widely accepted measure of earnings efficiency in relation to total capital employed. Management believes that the return of total capital employed, as measured by ROIC, is an effective measure of increases or decreases, as the case may be, in shareholder value. In addition, management believes that ROIC makes the Group’s ability to provide a competitive return on investments in the Group visible and comparable to other opportunities in the capital markets.

Back to Contents

The following table reconciles ROIC with ‘Operating profit/equity in %’, the most directly comparable IFRS financial measure:

Reconciliation of ROIC
DKK Million		2007	2008	2009
	Operating profit after tax	6,948	9,401	11,498
/	Average non-interest bearing balance sheet items	25,557	25,129	24,329
=	ROIC (as reported in the Annual Report) in %	27.2%	37.4%	47.3%
	Numerator
	Reconciliation of Operating profit after tax to Operating profit
	Operating profit after tax	6,948	9,401	11,498
/	(1 minus effective tax rate) in %	77.7%	76.0%	77.0%
=	Operating profit (as reported in the Annual Report)	8,942	12,373	14,933
	Denominator
	Reconciliation of Average non-interest bearing balance sheet items to Equity
	Average non-interest bearing balance sheet items as used in ROIC calculation	25,557	25,129	24,329
*	2	51,114	50,258	48,658
-	Non-interest bearing balance sheet items at the beginning of the year	25,574	25,539	24,719
=	Non-interest bearing balance sheet items at the end of the year	25,539	24,719	23,939
	Non-interest bearing balance sheet items at the end of the year	25,539	24,719	23,939
+	Investments in associated companies	500	222	176
+	Other financial assets	131	194	182
+	Marketable securities and derivative financial instruments	2,555	1,377	1,530
+	Cash at bank and in hand	4,823	8,781	11,296
-	Long-term debt	(961)	(980)	(970)
-	Short-term debt	(405)	(1,334)	(419)
=	Equity at the end of the year (as reported in the Annual Report)	32,182	32,979	35,734
	Operating profit (as reported in Annual Report)	8,942	12,373	14,933
/	Equity	32,182	32,979	35,734
=	Operating profit/Equity in %	27.8%	37.5%	41.8%

Financial resources at the end of the year
Financial resources at the end of the year is defined as the sum of cash and cash equivalents at the end of the year, bonds with original term to maturity exceeding three months and undrawn committed credit facilities.

Management believes that the Financial resources at the end of the year is an important measure of the Group’s financial strength from an investor’s perspective, capturing the robustness of the Group’s financial position and its financial preparedness for unforeseen developments.

ITEM 18	FINANCIAL STATEMENTS

The Registrant has responded to Item 17 in lieu of responding to this item.

Back to Contents

ITEM 19	EXHIBITS

a.	Annual Report

The following pages from our Annual Report 2009, furnished to the SEC on Form 6-K, dated 11 February 2010, are incorporated by reference.

Page(s) in the Annual Report

Our 2009 accomplishments and results	2-17
Pipeline progress	16-17
How we work	28-36
Corporate governance	37-38
Executive remuneration	39-40
Risk management	40-42
Board of Directors	43-45
Executive Management	46
Investor information	47-49
Statement of comprehensive income for the years ended 31 December 2007, 2008 and 2009	52
Balance sheet as of 31 December 2008 and 2009	53
Statement of cash flow for the years ended 31 December 2007, 2008 and 2009	54
Statement of changes in equity for the years ended 31 December 2008 and 2009	55
Notes to the consolidated financial statements	56-87
List of companies in the Novo Nordisk Group	86-87
Management statement	105

Back to Contents

b.	Exhibits

List of exhibits:

Exhibit No.	Description	Method of filing

1.1	Articles of Association of Novo Nordisk A/S	Incorporated by reference to the Registrant’s Report furnished to the SEC on Form 6-K on 26 June 2009.
8.1	List of companies in the Novo Nordisk Group	Incorporated by reference to pages 86-87 of our Annual Report 2009 filed on Form 6-K dated 11 February 2010.
12.1	Certification of Lars Rebien Sørensen, President and Chief Executive Officer of Novo Nordisk, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed together with this Form 20-F for 2009.
12.2	Certification of Jesper Brandgaard, Executive Vice President and Chief Financial Officer of Novo Nordisk, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed together with this Form 20-F for 2009.
13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Filed together with this Form 20-F for 2009.
14.1	Registrant’s Annual Report for the fiscal year ended 31 December 2009.	Incorporated by reference to the Registrant’s Report furnished to the SEC on Form 6-K on 11 February 2010.
14.2	Registrant’s Annual Report for the fiscal year ended 31 December 2008.	Incorporated by reference to the Registrant’s Report furnished to the SEC on Form 6-K on 9 February 2009.
15.1	Consent of independent registered public accounting firm.	Filed together with this Form 20-F for 2009.

Back to Contents

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Novo Nordisk A/S

In our opinion, the Consolidated Financial Statements listed in the accompanying index appearing under Item 19 present fairly, in all material respects, the financial position of Novo Nordisk A/S and its subsidiaries (the Company) as of 31 December 2009 and 31 December 2008, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2009 expressed in DKK and incorporated with reference to the Registrant’s Annual Report (the pages listed in Item 19 of the Form 20-F) furnished to the SEC on Form 6-K dated 11 February 2010 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB), and with International Financial Reporting Standards as adopted by the EU. Also in our opinion, the Company has maintained, in all material respects, effective internal control over financial reporting as of 31 December 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Novo Nordisk Management on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

PricewaterhouseCoopers
Statsautoriseret Revisionsaktieselskab
Copenhagen, Denmark
1 February 2010

Back to Contents

This page is intentionally left blank;

Signature page follows.

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

Dated: 1 February 2010