Form 20-F
period 2010-12-31
NOVO NORDISK A S
filed 2011-02-14
CIK 353278

Back to Contents

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 20 - F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PERSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 333-82318

NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Not applicable	The Kingdom of Denmark
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

Novo Allé DK-2880 Bagsværd Denmark (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
B shares, nominal value DKK 1 each	New York Stock Exchange	*
American Depositary Receipts, each representing one B share	New York Stock Exchange

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

A shares, nominal value DKK 1 each:	107,487,200
B shares, nominal value DKK 1 each:	492,512,800

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒	No ☐

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filling:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

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

Throughout this Form 20-F the Company incorporates information on the various items by reference to its Annual Report 2010 and Annual Report 2009. Therefore the information in this Form 20-F should be read in conjunction with our Annual Report 2010 and Annual Report 2009, which were furnished to the SEC on Form 6-K on February 14, 2011 and on February 11, 2010, respectively.

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

With reference to our Annual Report 2010 and the Annual Report 2009, examples of forward-looking statements can be found under the headings, ‘Performance in 2010’, ‘Outlook 2011’, ‘Managing performance using long-term targets’ and elsewhere.

These statements are based on current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. Novo Nordisk cautions that a number of important factors, including those described in this document, could cause actual results to differ materially from those contemplated in any forward-looking statements.

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

Back to Contents

Enforceability of civil liabilities

The Company is a Danish corporation and substantially all of its directors and officers, as well as certain experts named herein, are non-residents of the United States. A substantial portion of the assets of the Company, its subsidiaries and such persons are located outside the United States. As a result, it may be difficult for shareholders of the Company to effect service within the United States upon directors, officers and experts who are not residents of the United States or to enforce judgments in the United States. In addition, there can be no assurance as to the enforceability in Denmark against the Company or its respective directors, officers and experts who are not residents of the United States, or in actions for enforcement of judgments of United States courts, of liabilities predicated solely upon the federal securities laws of the United States.

PART I

ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3	KEY INFORMATION

SELECTED FINANCIAL DATA

IFRS figures in DKK millions, except share and ADR data	2006	2007	2008	2009	2010

Net sales	38,743	41,831	45,553	51,078	60,776
Operating profit from continuing operations	9,119	8,942	12,373	14,933	18,891
Operating profit	9,119	8,942	12,373	14,933	18,891
Net profit from continuing operations	6,452	8,522	9,645	10,768	14,403
Net profit	6,452	8,522	9,645	10,768	14,403
Earnings per share/ADR from continuing operations	10.05	13.49	15.66	17.97	24.81
Total assets	44,692	47,731	50,603	54,742	61,402
Net assets	30,122	32,182	32,979	35,734	36,965
Capital stock	674	647	634	620	600
Treasury stock	(39)	(26)	(26)	(32)	(28)
Dividends per share/ADR	3.50	4.50	6.00	7.50	10.00	*
Dividends per share/ADR in USD	0.62	0.89	1.14	1.45	1.78	*
Diluted earnings per share/ADR	10.00	13.39	15.54	17.82	24.60
Number of shares (million)	674	647	634	620	600

*)	Proposed dividend per share. For USD translation the exchange rate at December 31, 2010 from Danmarks Nationalbank (The Central Bank of Denmark) is used (USD 1 = DKK 5.6133)

Reference is made to ‘Consolidated financial and non-financial statements 2010’, pages 58-101 in our Annual Report 2010 for further data.

Back to Contents

Exchange rates

The following tables set forth, for the calendar periods indicated, certain information concerning Danmarks Nationalbank’s daily official exchange rates for U.S. dollars in terms of Danish kroner expressed in DKK per USD 1.00. These rates closely approximate the noon buying rate for Danish kroner for cable transfers in New York City as announced by the Federal Reserve Bank of New York for customs purposes on the relevant dates.

Month	High	Low

July 2010	6.0421	5.7006
August 2010	5.9065	5.6220
September 2010	5.8641	5.4601
October 2010	5.4390	5.2883
November 2010	5.7339	5.2336
December 2010	5.7050	5.5479
January 2011	5.7734	5.4344
February 2011 (through February 7)	5.5003	5.4009

Year	Average rate	Period end rate	High	Low

2006	5.9118	5.6614	6.3082	5.5929
2007	5.4103	5.0753	5.7806	5.0132
2008	5.0848	5.2849	5.9811	4.6652
2009	5.3504	5.1901	5.9344	4.9218
2010	5.6538	5.6133	6.2286	5.1092

On February 7, 2011, the latest available date, the Danmarks Nationalbank’s daily official exchange rate was 5.5003.

CAPITALIZATION AND INDEBTEDNESS

Not applicable.

REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

RISK FACTORS

For information on risk factors reference is made to Annual Report 2010 ‘Risk management’ on pages 43-45.

ITEM 4	INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

Novo Nordisk was formed in 1989 by a merger of two Danish companies, Nordisk Gentofte A/S and Novo Industri A/S. Novo Industri A/S was the continuing company and its name was changed to Novo Nordisk A/S. The business activities of Nordisk Gentofte were established in 1923 by August Krogh, H. C. Hagedorn and A. Kongsted, and the business activities of Novo Industri were established in 1925 by Harald and Thorvald Pedersen. The business of both companies from the beginning was production and sale of insulin for the treatment of diabetes. After spinning off the industrial enzyme division into the separate business, Novozymes A/S, in November 2000, Novo Nordisk today is a focused healthcare company.

Back to Contents

Legal name:	Novo Nordisk A/S
Commercial name:	Novo Nordisk
Domicile:	Novo Allé, DK-2880 Bagsværd, Denmark
Tel:+45 4444 8888
Fax:+45 4449 0555
Website:novonordisk.com
(The contents of this website are not incorporated by reference into this Form 20-F.)
Date of incorporation:	November 28, 1931
Legal form of the Company:	A Danish limited liability company
Legislation under which the Company operates:	Danish law
Country of incorporation:	Denmark

Important events in 2010

Reference is made to ‘Our 2010 accomplishments and results’, pages 2-15 in our Annual Report 2010 for a list of important events in 2010.

Capital expenditure in 2010, 2009 and 2008

The total net capital expenditure for property, plant and equipment was DKK 3.3 billion in 2010 compared with DKK 2.6 billion in 2009 and DKK 1.8 billion in 2008. The higher level of capital expenditure in 2010 compared to the previous two years was primarily related to the ongoing establishment of a new insulin filling facility in Tianjin, China. The investments were financed from cash flow from operating activities. No significant divestitures took place in the period from 2008-2010.

Novo Nordisk expects to invest approximately DKK 3.5 billion in fixed assets in 2011. The expected level of investment in 2011 is primarily related to the continued construction of the insulin filling facility in Tianjin, China, as well as the establishment of production facilities for new delivery devices in Denmark and in Clayton, NC, USA.

Public takeover offers in respect of the Company’s shares

No such offers occurred during 2010 or 2011 to date.

BUSINESS OVERVIEW

Novo Nordisk is a healthcare company and a world leader in diabetes care. The Company has one of the broadest diabetes product portfolios in the industry, including an advanced portfolio of modern insulins and the first human once-daily GLP-1 analog. In addition, Novo Nordisk has a leading position in areas such as haemophilia, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. Headquartered in Denmark, Novo Nordisk employs more than 30,000 employees in 74 countries and markets its products in 180 countries.

Segment information

Novo Nordisk is engaged in the discovery, development, manufacturing and marketing of pharmaceutical products and has two business segments: diabetes care and biopharmaceuticals. The diabetes care segment covers insulins, GLP-1, other protein-related products and projects (such as glucagon and protein-related delivery systems) and oral antidiabetic drugs. The biopharmaceuticals segment covers the therapy areas of haemophilia, growth hormone therapy, hormone replacement therapy and inflammation.

Back to Contents

For information on sales by business and geographic segment, reference is made to Note 2 ‘Segment information’ in our Annual Report 2010.

Seasonality

Sales of individual products in individual markets may be subject to fluctuations from quarter to quarter. However, the Company’s consolidated operating results have not been subject to significant seasonality.

Raw materials

The impact on the overall profitability of Novo Nordisk from variations in raw material prices is unlikely to be significant. No raw material supply shortage has had a significant impact on the Company’s ability to supply any significant market. The Company’s production is largely based on common and readily available raw materials with relatively low price volatility. Certain specific raw materials are, however, less available. For these raw materials, it is the policy of Novo Nordisk to develop close and long-term relationships with key suppliers as well as to secure at least dual sourcing whenever possible and when relevant operate with a predefined minimum safety level of raw material inventories.

Market and competition

Novo Nordisk’s insulin and other pharmaceutical products are marketed and distributed through subsidiaries, distributors and independent agents with responsibility for specific geographical areas. The most important markets are North America, Japan, China and the major European countries. In addition, the contribution from key markets in the sales region International Operations such as Turkey, Russia, Argentina, Algeria and India to Novo Nordisk’s overall sales is increasing.

Market conditions within the pharmaceutical industry continue to change, including efforts by both private and governmental entities to reduce or control costs generally and in specific therapeutic areas.

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

Following regulatory approval for the once-daily GLP-1 analog, Victoza® it was launched in Europe in 2009, in the U.S. in February 2010 and in Japan in June 2010.

Patents

To maintain and expand competitiveness, Novo Nordisk strives for the strongest possible protection for those inventions that are created during the development of new products.

Novo Nordisk anticipates that the expiration of certain patents could impact sales within the next five years. However, with the continuing transition from human to modern insulins, an increasing proportion of Novo Nordisk’s diabetes care sales in major markets are protected by patents.

In the following section, the patent protection of our key products within each business segments is considered. Furthermore, for products with recent patent expiration or with patent expiration during 2011, geographical sales splits are provided and factors that may influence the potential impact of competitive product launches are discussed. Note that in addition to the compound patents mentioned,

Back to Contents

Novo Nordisk has, like other companies engaged in production based upon rDNA technology, obtained licenses under various patents which entitle Novo Nordisk to use processes and methods of manufacturing covered by such patents.

Key diabetes care products

In the U.S., the key patents covering the three modern insulins, NovoLog®, NovoLog Mix® and Levemir® expire in 2014, 2014 and 2019, respectively. In Europe, key patents for NovoRapid®, NovoMix® and Levemir® expire in August 2011, 2014 and 2018, respectively. In Japan, the patent for NovoRapid® expired in December 2010, and the compound patents covering NovoMix® and Levemir® will expire in 2014 and 2019, respectively. In China, NovoLog® and NovoLog Mix® are no longer protected by compound patents; however Levemir® is protected until 2014. In addition to compound patent protection, NovoLog®/NovoRapid® is covered by a formulation patent in all of the above markets until 2017, and in the U.S. NovoLog Mix® is covered by a formulation patent until 2017.

The total sales of NovoLog®/NovoRapid® in 2010 were DKK 11,900 million with a geographical split as follows:

•	North America: 55%

•	Europe: 27%

•	Japan & Korea: 8%

•	International Operations: 10%

Today, biosimilar versions of insulin analogs can be approved in the U.S. via the 505(b)(2) pathway, and in the future the 351(k) pathway in the Public Health Service Act is also anticipated to be applicable. In the EU, a biosimilar pathway and guidelines are available for insulins, and the guideline for biosimilar products issued in Japan is also relevant for insulins. However, we believe that the formulation patent for NovoLog®/NovoRapid® makes it very challenging to develop a biosimilar version of this compound without infringing Novo Nordisk’s intellectual property. Therefore, we do not anticipate that the eventual expiry of our original key NovoLog®/NovoRapid® patents will have a significant near term impact on sales, results of operations and liquidity.

The GLP-1 analog Victoza® is covered by a drug substance patent until 2022 in each of the U.S., the EU and Japan and until 2017 in China.

In addition to the insulin and Victoza® compound drug substance patents mentioned above, Novo Nordisk’s delivery devices are protected by several patents.

Sales of NovoNorm®/Prandin®, an oral antidiabetic drug, may increasingly become exposed to generic competition as the original drug substance patent has expired.

In 2010, the total sales of NovoNorm®/Prandin® were DKK 2,716 million with a geographical split as follows:

•	North America: 39%

•	Europe: 29%

•	Japan & Korea: 1%

•	International Operations: 31%

In Europe, generic versions copies of NovoNorm® were first introduced in Germany in January 2010 and introductions of generic copies have subsequently been observed, e.g. in France, Italy, Spain and Belgium. Further generic competition is expected in additional European countries in 2011. We expect that generic competition will significantly reduce European sales of NovoNorm®, and we expect that on a country by country basis, most of such reduction will occur in the first 12 months following the introduction of generic competition.

In the U.S., Novo Nordisk holds a patent with claims directed toward the treatment of type 2 diabetes using a combination of repaglinide (Prandin®) and metformin. We believe generic versions of

Back to Contents

Prandin® are likely to infringe this patent. The patent expires in 2018 and is currently being challenged through legal proceedings. An adverse decision from the District Court of the Eastern District of Michigan was received January 19, 2011 regarding the Caraco patent infringement lawsuit. Novo Nordisk has appealed the District Court’s ruling. If generic repaglinide competition to Prandin® were introduced in the U.S., we would expect a significant decline in sales of Prandin® within the first 12 months, in line with past experience from other branded tablet-based therapies.

The majority of NovoNorm® sales in International Operations are realized in China, where NovoNorm® has been exposed to generic competition for several years without significantly impacting our sales. Therefore, we do not expect a significant decline in NovoNorm® sales in International Operations in the short term due to generic competition.

Key biopharmaceuticals products

NovoSeven® sales are no longer protected by patents in Japan and in the U.S., where the patent expired in 2009 and November 2010, respectively. The European patent expires on a country-by-country basis from December 2010 to April 2011.

In 2010, sales of NovoSeven® were DKK 8,030 million with a geographical split as follows:

•	North America: 50%

•	Europe: 27%

•	Japan & Korea: 6%

•	International Operations: 17%

We believe that the expiry of the compound patent will have an insignificant impact on sales of NovoSeven® for the following reasons:

The active ingredient in NovoSeven® is a complex molecule, recombinant factor VIIa (‘rFVIIa‘). As a coagulation factor, the molecule is a complex protein as determined by its molecular weight and posttranslational modifications including glycosylated forms. We believe these characteristics make it difficult to develop a version that could be shown to be analytically highly similar and have similar safety and efficacy as established for NovoSeven®.

The Health Care Reform recently passed in the U.S. includes the establishment of a regulatory pathway for approving biosimilar versions of originator proteins. Therefore, in the future, a biosimilar version of rFVIIa could be submitted to the FDA as a Biologics License Application (‘BLA‘) under 351(k) of the U.S. Public Health Service Act and be approved if it fulfils the requirements, ie. that the product is ’biosimilar‘ to its reference product and that no clinically meaningful differences between the products in terms of safety, purity and potency are seen.

In Europe, guidelines for the development of biosimilar products have been available since late 2005; however, to date these guidelines do not apply to coagulation factors because of their complexity.

The guideline for biosimilar products in Japan includes requirements similar to those established in the EU.

In Russia, a rFVIIa product has been approved and launched, for which to date only a limited clinical program has been completed. There is no information available to assess if this study could contribute towards fulfilling U.S. FDA requirements.

To date, we have not seen approvals of rFVIIa products in other parts of the world. As such, we believe that expiry of our compound patent for NovoSeven® will have an insignificant impact on sales, results of operations and liquidity in all geographical segments.

Back to Contents

Today, Norditropin is not covered by a drug compound patent. However, the used formulation is covered by a formulation patent that expires in 2017 in the U.S., the EU and in Japan. Furthermore, the pen devices that patients are using to inject growth hormone, are covered by separate patents. Today, all Novo Nordisk growth hormone products are supplied in pen devices.

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

ORGANIZATIONAL STRUCTURE

For information regarding the organizational structure and securities exchange listings of Novo Nordisk A/S, reference is made to the sections ‘Corporate governance’ on pages 40-42 and ‘Shares and capital structure’ on pages 54-56 in the Annual Report 2010.

Reference is made to the section ‘Corporate governance, remuneration and leadership on pages 40-53 in the Annual Report 2010 regarding the parent company Novo A/S and the Novo Nordisk Foundation and the ownership structure.

Companies in the Novo Nordisk Group are listed in the Company’s Annual Report 2010 on pages 90-91, ‘Companies in the Novo Nordisk Group.’

PROPERTY, PLANT AND EQUIPMENT

The Company has its headquarters in Bagsværd, Denmark, where it occupies a number of buildings.

The Company believes that its current production facilities, including facilities under construction, are sufficient to meet its capacity requirements, including the capacity for meeting growing demand in the future for the modern insulin products NovoRapid®/NovoLog®, NovoMix®/NovoLog Mix®, Levemir® as well as for Victoza®. In addition, the Company is ensuring production capacity is in place for the next generation of modern insulin and devices. Reference is made to the sections ‘Capital expenditures in 2010, 2009 and 2008’ under Item 4 for more information about the current expansion programs. For the nature of the Company’s property, plant and equipment, as of December 31, 2010 and 2009, reference is made to Note 12 ‘Property, plant and equipment’ in our Annual Report 2010.

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

In November 2008, Novo Nordisk celebrated the groundbreaking of a new production facility in Tianjin, China, which is scheduled to open in 2012. Once completed, it is expected to formulate and fill insulin products.

Back to Contents

Major Production Facilities	Size of production area (square meters)	Major Production Activities

Kalundborg, Denmark	119,400	Active pharmaceutical ingredients for diabetes and products for diabetes. Active pharmaceutical ingredients for haemophilia.
Hillerød, Denmark	88,300	Durable devices and components for disposable devices. Products for diabetes. Active pharmaceutical ingredients for haemophilia.
Gentofte, Denmark	41,100	Active pharmaceutical ingredients for glucagon and growth hormone therapy. Products for growth hormone therapy, glucagon and haemophilia.
Montes Claros, Brazil	47,000	Products for diabetes. Gel production. Products for oral antidiabetes treatment.
Clayton, North Carolina, U.S.	40,300	Products for diabetes.
Chartres, France	33,000	Products for diabetes.
Bagsværd, Denmark	16,900	Products for diabetes. Products for hormone replacement therapy.
Måløv, Denmark	15,300	Products for hormone replacement therapy. Products for oral antidiabetes treatment.
Tianjin, China	12,600	Packaging of diabetes products. Production of durable devices.
Hjørring, Denmark	8,000	Production of needles.
Koriyama, Japan	8,300	Packaging of products for the Japanese market.
Værløse, Denmark	6,100	Products for growth hormone therapy.
Køge, Denmark	2,500	Gels and ALP for active pharmaceutical ingredient production.
Tizi Ouzou, Algeria	1.700	Products for oral anti-diabetes treatment

Major production sites worldwide are certified according to the international standard ISO 14001 (‘Environmental Management Standard’). The goal is to pursue control of significant environmental impacts of the Company’s operations worldwide. All international production sites have obtained OHSAS 18001 certification. OHSAS is an Occupational Health Safety Assessment Series which is designed to help the Company control its health and safety risks.

The Company’s research and development activities are increasingly performed globally. With the major sites located in Denmark, the Company is expanding its global presence with established research sites in Beijing, China and Seattle, USA. Further to this the Company has established clinical development centers in Princeton, USA, in Beijing, China, in Zurich, Switzerland, and in Tokyo, Japan.

UNRESOLVED STAFF COMMENTS

None.

Back to Contents

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

CRITICAL ACCOUNTING ESTIMATES

Reference is made to Note 1 ‘Basis of preparation of the consolidated financial statements’ in our Annual Report 2010.

NEW ACCOUNTING PRONOUNCEMENTS

Reference is made to Note 1 ‘Basis of preparation of the consolidated financial statements’ under the caption ‘Summary of principal accounting policies’ in our Annual Report 2010.

OPERATING RESULTS

Reference is made to the section ‘Forward-looking statements’ contained on page 3 and the discussion under the caption ‘Risk factors’ contained under Item 3. Reference is further made to our Annual Report 2010 ‘Risk management’ on pages 43-45.

The financial condition of the Group and its development are described in our Annual Report 2010 and our Annual Report 2009. The information in this section is based on these reports and should be read in conjunction with the annual reports. The analysis and discussions included in the annual reports are primarily based on the consolidated financial statements which are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board (‘IASB’) and with International Financial Reporting Standards as endorsed by the EU.

2010 compared with 2009

The following portions of our Annual Report 2010 constitute the Board of Directors and Executive Management’s discussion and analysis of results of operations (incorporated herein by reference):

‘Our 2010 accomplishments and results’ (pages 2-15)

2009 compared with 2008

The following portions of our Annual Report 2009 constitute the Board of Directors and Executive Management’s discussion and analysis of results of operations (incorporated herein by reference):

‘Our 2009 accomplishments and results’ (pages 2-17)

Segment information

The segmented reporting is based on two business segments ‘Diabetes care’ and ‘Biopharmaceuticals’. Reference is made to Note 2 ‘Segment information’ in our Annual Report 2010 for details on segmented results.

Inflation

Inflation for the three most recent fiscal years has not had a material impact on the Group’s net sales and revenues or on net profit.

Foreign currencies

The bulk of Novo Nordisk’s sales are in foreign currencies, mainly EUR, USD, JPY, CNY and GBP, while most production, research and development costs are carried in DKK. Consequently, Novo Nordisk has significant exposure to foreign exchange risks and engages in significant hedging activities, where the most significant exposure and hedging are related to USD, JPY, CNY and GBP, while the EUR exchange rate risk is regarded as low due to the Danish fixed-rate policy towards EUR. Thus, Novo Nordisk does not hedge the EUR exchange rate risk. For further description of foreign currency exposure, reference is made to the disclosure in Note 27 ‘Financial risk in our Annual Report 2010 and for further description of foreign currency exposure and hedging activities, reference is made to the description of financial instruments in Note 30 ‘Derivative financial instruments’ in our Annual Report 2010.

Back to Contents

Governmental policies

Please refer to pages 16-27 ’Our business’ and pages 40-53 ’Corporate governance, remuneration and leadership’ in our Annual Report 2010 and item 4.

LIQUIDITY AND CAPITAL RESOURCES

Novo Nordisk maintains a centralized approach to the management of the Group’s financial risks. The overall objectives and policies for Novo Nordisk’s financial risk management are outlined in the Novo Nordisk Treasury Policy, which is approved by the Board of Directors. The Treasury Policy governs the Group’s use of financial instruments, for further information, reference is made to Item 11.

Financial resources

Reference is made to page 60 ’Statement of Cash flows for the year ended 31 December’ in our Annual Report 2010. In addition Novo Nordisk has obtained a credit rating from two leading international rating agencies.

Novo Nordisk believes its financial resources are sufficient to meet its current requirements.

Cash flow in 2010, 2009 and 2008

Reference is made to page 60 ’Statement of Cash flows for the year ended 31 December’ in our Annual Report 2010 and to the consolidated cash flow in Item 17.

The most significant source of cash flow from operating activities is sales of our diabetes care and biopharmaceutical products. Generally, other factors that affect operating earnings, such as pricing, volume, costs and exchange rates, also flow through to have an impact on realized cash flow from operating activities.

There are no material restrictions on the ability of subsidiaries to transfer funds to the Company.

Asset securitization

Novo Nordisk’s Japanese subsidiary employs an asset securitization program that is a full non-recourse off-balance sheet arrangement to improve liquidity and to take advantage of market opportunities by receiving funds prior to scheduled payment dates. At December 31 the Group had de-recognized receivables without recourse having due dates after December 31 amounting to:

DKK million	2006	2007	2008	2009	2010

Sold trade receivables	1,515	1,270	1,587	1,611	2,066
Credit guarantee	100	96	81	0	0

Furthermore, in 2010 Novo Nordisk’s Italian affiliate sold a significant part of its trade receivables through factoring transactions. The purpose of the full non-recourse off-balance sheet factoring arrangement was to sell overdue trade receivables to a third party at a discount in exchange for immediate cash settlement.

Debt financing

Debt financing is obtained in DKK and in foreign currencies. Reference is made to Notes 19 ‘Non-current debt’ and 30 ‘Derivative financial instruments’ in our Annual Report 2010 for information on currency structure, interest rate structure and maturity profile.

Back to Contents

Financial instruments

Novo Nordisk does not enter into speculative positions and only hedges commercial exposure. The financial instruments used in conjunction with the Group’s financial risk management include currency forwards, currency options, interest rate swaps and cross currency swaps. Current and non-current debt as well as money-market deposits are also used in the financial risk management. Reference is made to Note 30 ‘Derivative financial instruments’ in our Annual Report 2010 for further information on financial instruments including currency and interest rate structure.

Commitments for capital expenditure etc.

Contractual obligations for capital expenditure and other contingent liabilities as of December 31, 2010 and 2009, respectively, are shown in Note 31 ‘Commitments and contingencies’ in our Annual Report 2010. As of December 31, 2010 the Group had overall contractual obligations related to investments in fixed assets of DKK 88 million compared to DKK 260 million on December 31, 2009.

Additionally, as of December 31, 2010, the Group had contractual obligations of DKK 2,510 million relating to research and development projects, compared to DKK 1,989 million as of December 31, 2009. Reference is made to Note 31 ‘Commitments and contingencies’ in our Annual Report 2010 for a description of these commitments and other contingencies. The Executive Management of the Group believes that the obligations are covered by the Group’s financial resources as well as expected future cash flows to be generated from operating activities.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Novo Nordisk’s research activities utilize biotechnological methods based on genetic engineering, advanced protein chemistry and protein engineering. These methods have played a key role in the development of the production technology which is used in the manufacturing of insulin, GLP-1, recombinant factor VIIa, human growth hormone and glucagon.

The focus of Novo Nordisk’s research and development is on therapeutic proteins within insulin, GLP-1, blood clotting factors, human growth hormone and inflammation.

Research and development costs were DKK 9.6 billion or 15.8% of sales, DKK 7.9 billion or 15.4% of sales and DKK 7.9 billion or 17.2% of sales in 2010, 2009 and 2008, respectively. Novo Nordisk’s research and development organization comprised approximately 5,400 employees as of December 31, 2010.

Information related to selected research and development projects can be found under ‘Pipeline overview’ on pages 24-25 in the Annual Report 2010. Furthermore, on pages 28-35 ‘Diabetes care’ and pages 36-39 ‘Biopharmaceuticals’ in the Annual Report 2010 we describe our clinical development projects grouped by our primary operating segments and development phase.

In determining whether or not any project or group of related projects is significant, we consider the following qualitative and quantitative criteria:

•	Assessment of the unmet medical need targeted with the specific project;

•	The inherent project risk including the risk of safety issues, unsatisfactory tolerability profile, limitations on the efficacy of the compound;

•	Timeline for completing the clinical testing and submitting an application for approval to regulatory authorities;

•	Regulatory authorities’ position towards approval and drug label;

•	Changes in competitive landscape during the development and approval cycle including competing drugs being developed by others;

•	Changes in medical practice during the development period;

•	Position of payers, the medical society and patients towards treatment with drug and price of drug;

•	Expected uptake in market following launch; and

•	Expected net present value of the project.

Back to Contents

In assessing the criteria listed above, and as described in the ’Risk management‘ section on page 43-45 of the 2010 Annual Report, it is important to note that at any one stage of development, due to the uncertainties inherent to clinical development and the regulatory approval process, there is a significant degree of uncertainty and risk that the project will not be successful. The nature of our development activities is such that a compound must first be proven to work by means of multiple clinical trials, which may require treatment of thousands of patients and could take years to complete. Even if initial results of preclinical studies or clinical trial results are promising, we may obtain different results that fail to show the desired levels of safety and efficacy, or we may not obtain applicable regulatory approval for a variety of other reasons. The compound must be accepted by the FDA, the European Medicines Agency and similar agencies around the world, each of which may have differing requirements. During each stage, there is a substantial risk that we will encounter serious obstacles which will further delay us, or that we will not achieve our goals and, accordingly, may abandon a product in which we have invested substantial resources. Furthermore the commercial potential of a project is dependent on the label granted by the regulatory authority upon approval. The label specifies for which indications a product can be used, major and minor safety concerns associated with drug treatment as well as if the drug can be combined with other types of medication. Thus a label can restrict usage substantially.

Given the uncertainties related to the process of product development, during the periods presented in our 2010 Form 20-F no single project in product development was significant based on the qualitative and quantitative criteria. However, during the periods presented two groups of projects were considered significant; the diabetes care group and biopharmaceuticals group.

The development projects accounting for the highest research and development spend in 2010 related to the phase 3a development program for Degludec1 (insulin degludec) and DegludecPlus2 (insulin degludec/insulin aspart).

In our experience, across our portfolio of development programs approximately 75% of research and development expenditure is spent on clinical development activities and approximately 25% is spent on research activities.

Reference is made to the caption ‘Risk factors’ contained under Item 3.

TREND INFORMATION

In the recent years, two key drivers behind the performance of Novo Nordisk have been the changes in demographics globally such as the increasing proportion of elderly people and the growing problem of obesity. Both trends have contributed to the significant increase in the number of people with diabetes worldwide. According to the International Diabetes Federation, the number of people with diabetes is expected to increase to 438 million by 2030 from 285 million in 2010. Diabetes care is Novo Nordisk’s largest segment comprising approximately 75% of sales. The epidemic growth in the number of people with diabetes, continuing transition from human insulins to modern insulins, and new delivery devices and market share gains are all driving Novo Nordisk’s growth of the diabetes care segment.

The other segment of the Company is biopharmaceuticals, which comprise haemophilia, growth hormone therapy, hormone replacement therapy and inflammation therapy. Within haemophilia, sales of NovoSeven® continued to increase in 2010. The growth hormone therapy franchise benefited from further penetration and increasing market share of the liquid formulation Norditropin®, delivered in ready-to-use prefilled devices.

For further information on trends, reference is made to the section ‘Our 2010 accomplishments and results’ on pages 2-15 in the Annual Report 2010. Information about expectations for the financial year 2011 can be found on page 11 in the subsection ‘Outlook 2011.’

1 Internal designation for insulin degludec.
2 Internal designation for insulin degludec/insulin aspart.

Back to Contents

OFF-BALANCE SHEET ARRANGEMENTS

Reference is made to Note 31 ‘Commitments and contingencies’ in our Annual Report 2010.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Reference is made to Note 31 ‘Commitments and contingencies’ in our Annual Report 2010.

ITEM 6	DIRECTORS, EXECUTIVE MANAGEMENT AND EMPLOYEES

DIRECTORS AND EXECUTIVE MANAGEMENT

Reference is made to pages 50-52 in our Annual Report 2010 for name, position, date of birth and period of service as director for the members of the Board of Directors.

Reference is made to page 53 in our Annual Report 2010 for name, position, date of birth, year of appointment and year of joining Novo Nordisk for the members of Executive Management.

The Board of Directors has the overall responsibility for the affairs of the Company. Reference is made to pages 40-42 in our Annual Report 2010.

The activities of the members of Board of Directors and members of Executive Management outside the Company are included in our Annual Report 2010 on pages 50-53.

There are no family relationships between the Board of Directors, Executive Management or between any of the members of the Board of Directors and any member of Executive Management. No director or member of Executive Management has been elected according to an arrangement or understanding with shareholders, customers, suppliers or others. As required by the Danish Companies Act, directors are elected at General Meetings by simple majority vote. In addition, four employee representatives are elected for four-year terms by the employees of Novo Nordisk A/S.

COMPENSATION

Reference is made to the section ‘Executive remuneration’ on page 46-49 and Notes 28 and 29 in our Annual Report 2010 regarding compensation.

BOARD PRACTICES

Reference is made to ‘Corporate governance’ on pages 40-42 in our Annual Report 2010 regarding board practices.

EMPLOYEES

Reference is made to the section entitled ‘Performance highlights’ on page 15 in our Annual Report 2010 regarding the total number of full-time employees in Novo Nordisk at year-end for the years 2006-2010.

Back to Contents

Employees	2006	2007	2008	2009	2010

Employees outside Denmark as a percentage of total number of employees	47%	51%	52%	54%	56%

Executive Management believes that the Company has a good relationship with its employees in general and with the labor unions of the Novo Nordisk employees.

Novo Nordisk believes that the current personnel policy results in low staff turnover, high morale, and ease in recruiting new employees. The Company has not experienced any significant labor disputes.

SHARE OWNERSHIP

For information on the Board of Directors’ and Executive Management’s individual holdings of share options, exercise of options and granting of shares, reference is made to the section ‘Executive remuneration’ on page 46-49 and Note 29 ‘Management’s holdings of Novo Nordisk shares’ in our Annual Report 2010. The members of the Board of Directors and Executive Management and key management executives in the aggregate hold less than 1% of the beneficial ownership of the Company.

For information on the Board of Directors’ and Executive Management’s individual holdings of and trading in Novo Nordisk shares during 2010, reference is made to the section ‘Executive remuneration’ on page 46-49 and Note 29 ‘Management’s holding of Novo Nordisk shares’ in our Annual Report 2010. As of February 1, 2011 the Board of Directors and Executive Management owned 206,072 B shares.

For a full description of individual holdings and exercise of stock options, reference is made to the section ‘Executive remuneration’ on page 46-49 and Note 29 ‘Management’s holding of Novo Nordisk shares’ in our Annual Report 2010.

In the period from January 1, 2011 until February 1, 2011, no B shares were sold or purchased by the members of the Board of Directors or Executive Management, and no options were exercised. The internal rules on trading in Novo Nordisk securities by members of the Board of Directors and Executive Management only permit trading in the 15 calendar-day period following each quarterly earnings announcement. Following the quarterly earnings announcement release on February 2, 2011 the Board of Directors and Executive Management received 54,423 B shares in accordance with the long term incentive program and a total of 33,244 B shares were sold, hence as of February 7, 2011 the Board of Directors and Executive Management owned 227,251 B shares.

ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The total share capital of the Company is split in two classes, A shares and B shares, each with different voting rights. The A shares have 1000 votes per DKK 1 of the A share capital and the B shares have 100 votes per DKK 1 of the B share capital.

All of the A shares of the Company are held by Novo A/S, a wholly-owned subsidiary of the Novo Nordisk Foundation (the ‘Foundation’). As of December 31, 2010, the A shares represented approximately 69% of the votes exercisable at the Annual General Meeting. Treasury shares have no votes at the Annual General Meeting.

Back to Contents

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

Under its statutes, the Foundation is governed by a Board of Governors, which must be comprised of at least six and not more than 12 members and at least two members must have a medical or scientific background. Members of the Foundation’s Board of Governors are typically nominated by the chairman and elected by a two-thirds vote of the members who have themselves been elected pursuant to the statutes. Any member may be removed by unanimous vote of the other members of the Foundation’s Board of Governors. In addition, employee representatives are elected for four-year terms by the employees of the subsidiaries of the Foundation, in accordance with Danish law. No person or entity exercises any kind of formal influence over the Foundation’s Board. The Foundation’s Board currently consists of nine persons, three of whom are also members of the Board of Directors of Novo Nordisk A/S (Kurt Anker Nielsen, Stig Strøbæk and Søren Thuesen Pedersen).

Under its statutes, Novo A/S is governed by a Board of Directors, which must be comprised of at least three and not more than six members who are elected annually by shareholder vote. According to the Foundation’s statutes, its Board of Governors can and shall provide for members of its own Board of Governors to be elected to Novo A/S’s Board of Directors. Novo A/S’s Board of Directors currently has four members, with two directors who are also members of the Board of the Foundation (Ulf Johansson and JØrgen Boe) and one director who is also a member of the Board of Directors of Novo Nordisk A/S (Göran A Ando). The Chairman of the Foundation’s Board of Governors (Ulf J Johansson) serves as the Chairman of Novo A/S’ Board of Directors.

According to the statutes, the Foundation, in exercising its voting rights through Novo A/S at Novo Nordisk A/S’ General Meetings, must vote with regard for what is in Novo Nordisk’s best interest. A shares held by Novo A/S cannot be sold or be subject to any disposition so long as the Foundation exists. The dissolution of the Foundation or any change in its objectives requires the unanimous vote of the Foundation’s Board of Governors. Other changes in the Foundation’s statutes require the approval of two-thirds of the members of the Foundation’s Board of Governors. In addition, changes in the Foundation’s statutes require approval of the Danish Foundation Authorities. According to its statutes, the Foundation is required to maintain material influence over Novo Nordisk A/S and its majority vote in Novo A/S.

For further information reference is made to ‘Corporate governance’ on pages 37-38 in our Annual Report 2009 and pages 40-42 in our Annual Report 2010.

The B shares of the Company are registered with Værdipapircentralen (‘VP Securities’) and are not represented by certificates. Generally, VP Securities does not provide the Company with information with respect to registration. However, set forth below is information as of February 1, 2011 with respect to (a) any shareholder who is known to the Company to be the owner of more than 5% of any class of the Company’s securities and (b) the total amount of any class owned by the directors and Executive Management as a group:

Back to Contents

Title of class	Identity of person or group	Shares owned		Percent of class	Percent of total votes

A shares	Novo A/S	107,487,200	*	100.00	69
B shares	Novo A/S	45,512,800		9.24	3
B shares	Novo Nordisk A/S and affiliates (treasury shares)	28,206,755		5.73	0
B shares	Board of Directors and Executive Management	206,072	**	0.04	0.01

*)	The number of A shares is calculated as an equivalent of the trading size (DKK 1) of the listed B shares but is not formally divided into number of shares. The A shares are not listed on any stock exchange.
**)	As of February 7, 2011 the shares owned by Board of Directors and Executive Management were 227,251 (corresponding to 0.05 percent of class and 0.01 percent of total votes).

In 2007, 2008 and 2009 shares with an aggregate purchase price of DKK 4.8 billion, DKK 4.7 billion and DKK 6.5 billion, respectively, were repurchased under the Company’s share repurchase program.

In February 2010, Novo Nordisk announced a new share repurchase program. Under this program, 19,534,528 shares corresponding to DKK 9.5 billion have been repurchased during 2010.

After the shareholders’ approval of the proposed reduction of the Company’s share capital at the Annual General Meeting on March 24, 2010, 20,000,000 shares were canceled in June 2010, reducing the number of treasury shares accordingly.

As the B shares are in bearer form, it is not possible to give an accurate breakdown of the holdings and number of shareholders per country. It is, however, estimated that approximately 44% of the B share capital was held in Denmark as of December 31, 2010. Approximately 26% of the B share capital is estimated to be held in North America. The estimated total number of shareholders is more than 110,000 of whom more than 80,000 are estimated to be Danish residents and more than 20,000 to be resident in the United States of America.

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

In 2010 Novo Nordisk A/S acquired 5,100,000 B shares, worth DKK 2.6 billion, from Novo A/S as part of the DKK 9.5 billion share repurchase program. The transaction price was DKK 503.412 per share and was calculated as the average market price from August 5 to August 11, 2010, the open trading window, following the announcement of the financial results for the second quarter of 2010. For information relating to 2008 and 2009, reference is made to Note 32 ‘Related party transactions’ in our Annual Report 2010.

Related party transactions in 2010, 2009 and 2008 were primarily payments for services provided between the Novo Nordisk Group and the Novozymes Group and transactions with associated companies. The financial impact of these transactions is limited.

Since December 31, 2010 there have been no significant transactions with related parties out of the ordinary course of business. For further information reference is made to Note 33 ‘Related party transactions’ in our Annual Report 2009 and Note 32 ‘Related party transactions’ in our Annual Report 2010.

Back to Contents

There have not been and are no loans to members of the Board of Directors or Executive Management in 2010, 2009 and 2008.

INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8	FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 17 for information on balance sheet, income statement, changes in shareholders’ funds, cash flow statement, related notes, etc., including comparative figures.

For information on net turnover by business segments and geographic segments, reference is made to Note 2 ‘Segment information’ in our Annual Report 2010.

Dividend policy

At the Annual General Meeting on March 23, 2011, the Board of Directors is expected to propose a dividend of DKK 10.00 per share. No dividends will be paid on the Company’s holding of its treasury shares. It is the intention of the Board of Directors that the payout ratio of Novo Nordisk should be at the level of comparable pharmaceutical companies.

Legal proceedings

Reference is made to Note 31 ‘Commitments and contingencies’ in the Annual Report 2010 regarding legal proceedings.

SIGNIFICANT CHANGES

Reference is made to Note 31 ‘Commitments and contingencies’ in the Annual Report 2010 for significant events after the balance sheet date. For description of important events and achievements in the financial year of 2010, reference is made to ‘Our 2010 accomplishments and results’, on pages 2-15 in our Annual Report 2010.

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

Back to Contents

	DKK per B share		USD per ADR

	High	Low	High	Low

2006	240	170	42.33	27.40
2007	349	231	68.73	38.84
2008	353	246	73.73	41.90
2009	350	235	70.00	41.35
2010	645	331	113.77	63.85

1st Quarter 2009	318	248	56.26	42.95
2nd Quarter 2009	292	235	55.50	41.35
3rd Quarter 2009	334	282	65.97	52.71
4th Quarter 2009	350	310	70.00	61.60

1st Quarter 2010	449	331	79.75	63.85
2nd Quarter 2010	519	410	85.86	73.16
3rd Quarter 2010	554	479	99.75	80.55
4th Quarter 2010	645	483	113.77	89.87

July 2010	515	482	89.23	80.55
August 2010	516	479	90.63	81.15
September 2010	554	504	99.75	87.18
October 2010	569	483	105.97	89.87
November 2010	584	546	105.58	99.25
December 2010	645	564	113.77	100.28
January 2011	664	604	117.44	110.00
February 1-7, 2011	626	603	115.72	110.78

PLAN OF DISTRIBUTION

Not applicable.

MARKETS

The Company’s share capital consists of A shares and B shares. As described above, the A shares are owned by the Novo Nordisk Foundation through its wholly-owned subsidiary Novo A/S and are not listed or traded on any stock exchange. The B shares have been publicly traded since 1974 and have been listed on the NASDAQ OMX Copenhagen since that time. The NASDAQ OMX Copenhagen is the main trading market for the B shares.

American Depositary Receipts (‘ADRs’) representing the B shares, as evidenced by American Depositary Receipts issued by JP Morgan Chase Bank of New York, as the Depositary, have been listed on the New York Stock Exchange since 1981. As of December 31, 2010, 37,965,486 B share equivalents (representing 7.71% of the outstanding B shares, adjusted for the treasury shares) were held in the form of ADRs.

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

General

Novo Nordisk A/S is a limited liability company organized under the laws of Denmark and registered in the Danish Central Business Register under no. CVR 24256790. Novo Nordisk A/S’s objects are to carry out research and development and to manufacture and commercialize pharmaceutical, medical and technical products and services as well as any other activity related thereto as determined by its Board of Directors. It strives to conduct its activities in a financially, environmentally, and socially responsible way. Novo Nordisk A/S’s objects are set out in Article 3 of its Articles of Association.

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

The remuneration of the Board of Directors must be approved by Novo Nordisk A/S’s shareholders at a General Meeting.

Back to Contents

According to the rules of procedure of the Board of Directors a person cannot be nominated for election or re-election if such person has reached the age of 70 at the time of the General Meeting.

Rights, restrictions and preferences attaching to the shares

If the shareholders at an Annual General Meeting approve a recommendation by the Board of Directors to pay dividends, dividends shall be distributed as follows: a priority dividend of 1/2% of the nominal share capital to the holders of A shares and then up to a dividend of 5% to the holders of B shares. Any distribution of additional dividends shall be subject to the provision that the holders of A shares shall never receive a total dividend exceeding the percentage rate of the dividend paid to the holders of B shares. Dividends on A shares shall be remitted to the shareholders at the addresses entered in the Company’s Register of Shareholders as at the date of the Annual General Meeting. Dividends on B shares shall be paid with fully discharging effect for the Company through a central securities depository and an account-holding bank to shareholders registered by VP Securities at the time of payment. The right to dividends shall lapse five years after the due date for payment thereof.

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

Back to Contents

General Meetings shall be called by the Board of Directors not earlier than five weeks and not later than three weeks prior to the General Meeting. The notice calling such General Meeting, stating the agenda for the meeting, shall be advertised in two national daily newspapers as determined by the Board of Directors. The notice convening the meeting shall also be forwarded in writing to all shareholders entered in the Register of Owners who have so requested and be advertised in the IT system of the Danish Commerce and Companies Agency. At the same time the notice convening the meeting shall be published at the Company’s website.

A shareholder’s right to attend and vote at a General Meeting shall be determined by the shares which such shareholder owns at the record date. The record date shall be one week prior to the General Meeting. The shares held by each shareholder at the record date shall be calculated based on the registration of the shareholder’s shares in the Register of Owners as well as any notification received by the Company with respect to registration of shares in the Register of Owners, which have not yet been entered in the Register of Owners. Any shareholder who is entitled to attend the General Meeting as before described and who wants to attend the General Meeting is required to apply for an admission card to such General Meeting not later than three days prior to the date of such General Meeting.

Ownership restrictions

There are no limitations on the rights of non-resident or foreign owners to hold or vote the shares imposed by the laws of Denmark, Novo Nordisk A/S’s Articles of Association, or any other of its constituent documents.

Change of control

There is no provision in the Articles of Association, nor any other constituent document, that would have an effect of delaying, deferring or preventing a change in control of Novo Nordisk A/S and that would operate only with respect to a merger, acquisition or corporate restructuring involving the company (or any of its subsidiaries). However, based on the current shareholder structure, the voting rights held by holders of A shares outlined above afford the Novo Nordisk Foundation, acting through its wholly-owned subsidiary Novo A/S, veto power against any change of control.

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

Changes in Capital

Novo Nordisk A/S’s Articles of Association do not contain conditions governing changes in the capital more stringent than those contained in the Danish Companies Act.

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

Back to Contents

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

Withholding Tax

Generally, Danish withholding tax is deducted from dividend payments to U.S. residents and corporations at a 28% rate, the rate which is generally applicable to non-residents in Denmark without regard to eligibility for a reduced treaty rate. Under the Current Convention, however, the maximum rate of Danish tax that may be imposed on a dividend paid to a U.S. resident or corporation that does not have a ‘permanent establishment’ (as defined therein) in Denmark is generally 15% and, for certain pension funds, 0% (each, the ’Treaty Rate‘). U.S. residents and corporations who are eligible for the Treaty Rate may apply to the Danish tax authorities to obtain a refund to the extent that the amount withheld reflects a rate in excess of the Treaty Rate (any such amount, the ‘Excess Withholding Tax’).

The Danish tax authorities have approved a simplified withholding tax refund procedure for U.S. resident ADR holders entitled to the benefits of the Current Convention. Under the simplified refund procedures, U.S. resident ADR holders that provide a properly completed Internal Revenue Service (‘IRS’) Form 6166 to the Depositary within a sufficient time prior to the dividend payment date will receive the Excess Withholding Tax at the time of the receipt of the dividend. U.S. resident ADR holders that provide a properly completed Form 6166 to the Depositary after the dividend payment date, but no later than four months following such date will receive a refund from the Depositary of the Excess Withholding Tax after the dividend payment date. U.S. resident ADR holders that do not provide IRS Form 6166 to the Depositary within the period ending four months after the dividend payment date may claim a refund of the Excess Withholding Tax by filing a properly completed Danish Dividend Tax claim form 06.008 and a properly completed IRS Form 6166 with the Danish tax authorities within the three-year period following the year in which the dividend was paid.

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

U.S. Taxation

The following summary outlines certain U.S. tax consequences for U.S. Holders (defined below) of owning and disposing of ADRs or B shares. A ‘U.S. Holder’ is a holder who, for U.S. federal income tax purposes, is a beneficial owner of ADRs or B shares who is eligible for the benefits of the Current Convention and is (i) a citizen or individual resident of the United States, (ii) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof, or (iii) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source. This discussion applies only to a U.S. Holder that holds ADRs or B shares as capital assets for U.S. tax purposes and does not apply to persons that own or are deemed to own 10% or more of Novo Nordisk voting stock. In addition, this discussion does not describe all of the tax consequences or potentially different tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances. This discussion assumes that the Company is not, and will not become, a passive foreign investment company for U.S. federal income tax purposes.

Based on certain representations by the Depositary, for U.S. federal income tax purposes, the holders of ADRs will be treated as the beneficial owners of the underlying B shares. Accordingly, no gain or loss for U.S. federal income tax purposes will be recognized if a U.S. Holder exchanges ADRs for the underlying B shares represented by those ADRs or B shares for ADRs.

Back to Contents

The U.S. Treasury has expressed concern that parties to whom American depositary receipts are released before shares are delivered to the depositary (referred to as a ’pre-release‘), or intermediaries in the chain of ownership between holders and the issuer of the security underlying the American depositary receipts, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of American depositary receipts. These actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate U.S. Holders. Accordingly, the creditability of Danish taxes, and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, each described below, could be affected by actions taken by such parties or intermediaries.

Taxation of Distributions

For U.S. federal income tax purposes, distributions on ADRs or B shares received by U.S. Holders, without reduction for any Danish tax withheld, generally will be included in the holder’s income as foreign source dividend income and will not be eligible for the dividends-received deduction generally available to U.S. corporations. The amount of any dividend income paid in Danish kroner will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of the U.S. Holder’s, or, in the case of ADRs, the Depositary’s receipt regardless of whether the payment is in fact converted into U.S. dollars at that time. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt. U.S. Holders that receive a refund of Danish withholding tax after the dividend is received, as discussed above under the section ’Danish Taxation – Withholding Tax,’ may be required to recognize foreign currency gain or loss with respect to the amount of the refund. U.S. Holders should consult their tax advisers regarding whether any foreign currency gain or loss should be recognized in connection with distributions on ADRs or B shares.

Subject to applicable limitations and conditions under U.S. federal income tax law and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid to certain non-corporate U.S. Holders in taxable years beginning before January 1, 2013 will be taxable at favorable rates. In order to be eligible for the favorable rates, a non-corporate U.S. Holder must fulfill certain holding period and other requirements.

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

Back to Contents

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

Copies of the Form 20-F as well as the Annual Report 2010 can be downloaded from the Investors pages at novonordisk.com. The content of this website is not incorporated by reference into this Form 20-F. The Form 20-F is also filed and can be viewed via EDGAR on www.sec.gov.

SUBSIDIARY INFORMATION

Not applicable.

ITEM 11	QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISKS

Financial exposure and financial risk management

For a description and discussion of the Company’s foreign exchange risk management, interest risk management, counterparty risk management and equity price risk management, reference is made to Note 27 ‘Financial risk’ and the section on ‘Risk management’ on pages 43-45 in the Annual Report 2010.

Sensitivity analysis

When conducting a sensitivity analysis, the Group assesses the change in fair value on the market-sensitive instruments following hypothetical changes in market rates and prices. The rates used to mark-to-market the instruments are market data as of December 31, 2010.

Back to Contents

Interest rate sensitivity analysis

For information on Interest rate sensitivity analysis in the financial year of 2010, reference is made to Note 27 ‘Financial risk’ in the Annual Report 2010.

Foreign exchange sensitivity analysis

For information on Foreign exchange sensitivity analysis in the financial year of 2010, reference is made to Note 27 ‘Financial risk’ and the section on ‘Risk management’ on pages 43-45 in the Annual Report 2010.

ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

ITEM 12A	DEBT SECURITIES

Not applicable.

ITEM 12B	WARRANTS AND RIGHTS

Not applicable.
ITEM 12C	OTHER SECURITIES

Not applicable.
ITEM 12D	AMERICAN DEPOSITARY SHARES

Novo Nordisk’s American Depositary Receipt (‘ADR‘) program is administered by J.P. Morgan Depositary Receipts Group, JPMorgan Chase Bank, N.A., 4 New York Plaza, New York, USA, as depositary.

The ADRs are traded under the code NVO on the New York Stock Exchange and the underlying security is the Novo Nordisk B-share, NOVOb on the NASDAQ OMX Copenhagen. Each ADR represents one deposited Novo Nordisk B-share. One ADR carries the same voting rights as one Novo Nordisk B-share. The depositary distributes relevant notices, reports and proxy materials to the holders of the ADRs. When dividends are paid to shareholders, the depositary converts the amounts into U.S. dollars and distributes the dividends to the holders of the ADRs. No fees are charged to the holders of the ADRs in relation to these procedures.

The holder of an ADR has to pay the following fees and charges related to services in connection with the ownership of the ADR:

Service	Fee

Issuance or delivery of an ADR, surrendering of an ADR for delivery of a Novo Nordisk B share, cancellation of an ADR, including issuance, delivery, surrendering or cancellation in connection with share distributions, stock splits, rights and mergers	USD 5.00 for each 100 ADRs (or portion thereof), to be paid to the depositary
Transfer of the Novo Nordisk B-shares from the Danish custodian bank to the holder of the ADR’s account in Denmark	USD 20.00 cabling fee per transfer, to be paid to the depositary
Taxes and other governmental charges the holder of the ADR has to pay on any ADR or share underlying the ADR	As necessary

Back to Contents

J.P. Morgan, as depositary, has agreed to reimburse certain reasonable expenses related to Novo Nordisk’s ADR program and incurred by Novo Nordisk in connection with the program. In the year ended December 31, 2010, the depositary reimbursed USD 500,000 for costs related to investor relations programs and special investor relations promotional activities and waived costs of USD 35,000 related to the maintenance of the ADR program and other services. The amounts the depositary reimbursed are not related to the amount of fees collected by the depositary from ADR holders.

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

Novo Nordisk Management has evaluated the Company’s disclosure controls and procedures as of December 31, 2010. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective at the reasonable assurance level for gathering, analyzing and disclosing the information the Company is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms.

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

Novo Nordisk Management assessed the effectiveness of the Group’s internal control over financial reporting as of December 31, 2010. In making this assessment, they used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (‘COSO‘). Based on this assessment the Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2010, the Novo Nordisk Group’s internal control over financial reporting is effective based on those criteria.

Back to Contents

The effectiveness of internal control over financial reporting as of December 31, 2010 has been audited by PricewaterhouseCoopers, Statsautoriseret Revisionsaktieselskab, Denmark, an independent registered public accounting firm, as stated on page 43 of this Form 20-F.

Changes in internal controls over financial reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A	AUDIT COMMITTEE FINANCIAL EXPERTS

The Audit Committee has three members elected by the Board among its members. All members qualify as independent as defined by the U.S. Securities and Exchange Commission (‘SEC’). One member is designated as chairman and all members are designated as Audit Committee Financial Experts as defined by the SEC.

The board has in March 2010 elected the following individuals to the Audit Committee: Kurt Anker Nielsen (Audit Committee Chairman and Financial Expert), Hannu Ryöppönen (Audit Committee Member and Financial Expert) and Jørgen Wedel (Audit Committee Member and Financial Expert).

ITEM 16B	CODE OF ETHICS

Novo Nordisk has an ethics framework consisting of a number of rules and guidelines, including but not limited to the Novo Nordisk Way, which consists of the Company’s Vision and Essentials as well as a number of policies, including a business ethics policy and related procedures. This framework is applicable to all employees in Novo Nordisk including the Board of Directors and Management.

The Novo Nordisk Way is principle-based and describes corporate essentials and required mindsets on business conduct and ethics including a number of the topics dealt with in the rules on Code of Ethics set forth in the Sarbanes-Oxley Act and in the NYSE Listed Company Manual.

Novo Nordisk has not established a separate Code of Ethics as a response to the requirement set forth in the Sarbanes-Oxley Act because the framework is already well integrated in the Company, and includes rules and guidelines reasonably similar to those required by Code of Ethics in the Sarbanes-Oxley Act and the NYSE Listed Company Manual.

For further information on the Novo Nordisk Way, please visit Novo Nordisk´s website at novonordisk.com (the contents of the website are not incorporated by reference into this Form 20-F).

ITEM 16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Reference is made to Note 5 ‘Fees to statutory auditors’ in our Annual Report 2010 regarding fees paid to our statutory auditors.

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

All other fees

Fees for all other services comprises fees billed for other permitted services such as audit or review opinions rendered to third parties regarding the Company’s compliance with contracts, the implementation of a standard cost framework, risk management diagnostics and assessments, and compliance reviews in connection with healthcare laws and regulations. The auditors also assist management with internal investigations and fact-finding into alleged misconduct.

Pre-approval policies

The Audit Committee assesses and pre-approves all audit and non-audit services provided by Price-waterhouseCoopers. The pre-approval includes the type of service and a fee budget. Furthermore, the Audit Committee receives a quarterly update on actual services provided and fees realized.

ITEM 16D	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

2010	Total Number of Shares Purchased (a	)	Average Price Paid per Share in DKK (b	)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (c	)	Maximum Approximate Value of Shares that may yet be purchased under the Plans or Programs in DKK (d	)

January 1-31	—		—				7,500,000,000
February 1-28	1,811,000		383.38		1,811,000		6,805,694,936
March 1-31	1,899,000		417.30		3,710,000		6,013,232,562
April 1-30	1,468,000		445.86		5,178,000		5,358,713,790
May 1-31	1,563,000		462.84		6,741,000		4,635,300,411
June 1-30	1,456,500		493.35		8,197,500		3,916,731,273
July 1-31	1,805,000		493.84		10,002,500		3,025,347,751
August 1-31	5,640,210		502.74		15,642,710		1,189,876,526
September 1-30	732,000		528.00		16,374,710		803,377,267
October 1-31	873,668		534.94		17,248,378		1,336,016,687
November 1-30	1,155,000		565.04		18,403,378		683,391,100
December 1-31	1,131,150		601.67		19,534,528		2,813,873

Total	19,534,528		486.17		19,534,528		2,813,873

Note to column (a) and (d)

Back to Contents

The Board of Directors has an authorization from the annual shareholders’ meeting to buy up to 10% of the share capital at the price quoted at the time of the purchase with a deviation of up to 10%.

Under this authorization a share repurchase program of DKK 7.5 billion originally initiated in January 2010 and increased by DKK 1 billion in August and by DKK 1 billion again in October 2010 was completed in 2010. The shares have been purchased through a bank directly in the market or directly from named shareholders such as Novo A/S.

Notes to columns (c) and (d)

In order to maintain capital structure flexibility the Board of Directors intends to propose at the Annual General Meeting on March 23, 2011 a reduction in the B share capital, by cancellation of 20 million shares (nominal value DKK 1) of current treasury B shares, to DKK 472,512,800. This would correspond to a 3% reduction of the total share capital.

ITEM 16F	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G	CORPORATE GOVERNANCE

Novo Nordisk is a foreign private issuer whose ADRs are listed on the New York Stock Exchange (the ’NYSE‘). As such Novo Nordisk is required to comply with U.S. securities laws, including the Sarbanes-Oxley Act and the NYSE Corporate Governance Standards except that as permitted under these standards, Novo Nordisk continues to apply Danish corporate governance practices in certain areas.

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

Rule 2.(a)
No director qualifies as ‘independent’ unless the board of directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company). Companies must identify which directors are independent and disclose the basis for that determination.

Under the Danish Corporate Governance Recommendations, at least a majority of the elected members of the board, excluding any members that have been elected by employees of the company, must be independent. Employees are entitled to be represented by half of the total number of board members elected at the general meeting.

The Board has determined whether board members qualify as independent under the Danish Corporate Governance Recommendations. The Board has also determined whether the board members, who are members of

Back to Contents

the Audit Committee, qualify as independent under Rule 10A-3 under the Securities Exchange Act. Such determination is disclosed in the Annual Report. Further, the Annual Report provides detailed and individual information regarding the board members, but it does not explicitly identify which board members the Board considers independent under NYSE Corporate Governance Standards.

Rule 2.(b)(i)
In addition, a director is not independent if the director is, or has been within the last three years, an employee of the listed Company, or an immediate family member is, or has been within the last three years, an executive officer, of the listed Company.

Rule 303A.02 defines ‘listed company’, for purposes of the independence standards, to include ‘any parent or subsidiary in a consolidated group with the listed company or such other company as is relevant to any determination under the independence standards set forth in this Section 303A.02(b).

One board member currently serves as executive of the majority shareholder, Novo A/S, and thus may be deemed as being non-independent. Also, four employees have been elected as board members by the Danish employees of the company.

No other board members or immediate family member has within the last three years been an employee or executive of Novo Nordisk or any parent or subsidiary in a consolidated group with Novo Nordisk.

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

Rule 303A.02 defines ’listed company‘, for purposes of the independence standards, to include ’any parent or subsidiary in a consolidated group with the listed company or such other company as is relevant to any determination under the independence standards set forth in this Section 303A.02(b). One board member serves as executive of the majority shareholder, Novo A/S, and thus may be deemed as being non-independent due to the receipt of remuneration as executive of Novo A/S.

No other board members or immediate family member receives or has received such fees from Novo Nordisk.

Rule.4(a)	Listed companies must have a nominating/corporate governance committee composed entirely of independent directors.
The requirement does not apply if a company is ’controlled‘, which the New York Stock Exchange defines as having more than 50% of the voting power for the election of directors held by an individual, a group or another company. Novo Nordisk is such a controlled company and is therefore exempt from this requirement in the same manner as U.S. companies are.

Back to Contents

The Chairmanship serves as nomination committee and presents proposals to the Board. However, Novo Nordisk has not established a separate nomination committee because Novo Nordisk believes that each board member must have the opportunity to contribute actively to discussions and have access to all relevant information about nomination. To review the current board composition Novo Nordisk has established an ad hoc nomination team, which consists of the Chairmanship supplemented with two other board members.

Rule 5.(a)	Listed companies must have a compensation committee composed entirely of independent directors.
The requirement does not apply if a company is ‘controlled’, which the New York Stock Exchange defines as having more than 50% of the voting power for the election of directors held by an individual, a group or another company. Novo Nordisk is such a controlled company and is therefore exempt from this requirement in the same manner as U.S. companies are.

The Chairmanship serves as a compensation committee and presents proposals to the Board. However, Novo Nordisk has not established a separate compensation committee because Novo Nordisk believes that each board member must have the opportunity to contribute actively to discussions and have access to all relevant information about remuneration.

Rule.5(b)	Listed companies must have a compensation committee composed entirely of independent directors. The compensation committee must have a written charter that addresses:	The role of the Chairmanship is described in the Chairmanship charter, which has been approved by the Board.

Rule.5(b)(i)	the committee’s purpose and responsibilities – which, at minimum, must be to have direct responsibility to:	The role of the Chairmanship is described in the Chairmanship charter.

Back to Contents

Rule.5(b)(i)(C)	prepare the disclosure required by Item 407(e)(5) of Regulation S-K;
Details regarding board members as well as executives’ remuneration are included in the Annual Report.

However, a compensation committee report as required by Item 407(e)(5) of Regulation S-K is not prepared.

Rule 7.(b)(i)	The audit committee must have a written charter that addresses: the committee’s purpose – which, at minimum, must be to:	The charter addresses the Committee’s purpose.

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
a) the external auditors
b) the internal audit function
c) the procedure for handling complaints regarding accounting, internal accounting controls, auditing or financial reporting matters and business ethics matters (compliance hotline)
d) financial reporting
e) post completion reviews and post investment reviews of investments
f) other tasks

The Audit Committee is not specifically responsible for assisting the board with oversight of the Company’s compliance with legal and regulatory requirements.

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
The Audit Committee has the responsibility of setting out clear hiring policies for the Internal Auditor, while Executive Management has the responsibility of setting hiring policies for other employees of Novo Nordisk. Special policies have been adopted for hiring employees formerly employed by the independent auditor.

Rule 8	Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto.	The Remuneration Principles are presented by the Chairman to the Annual General Meeting and the Incentive Guidelines are approved by the Annual General Meeting.

Back to Contents

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

Novo Nordisk has a framework of rules and guidelines, including but not limited to the Novo Nordisk Way, which describe corporate values and required mind sets on business conduct and ethics.

While certain topics mentioned in the Listed Company Manual are addressed in this framework of rules and guidelines there may be topics which are not covered.

Rule 12.(a)
Each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the listed company of NYSE corporate governance listing standards, qualifying the certification to the extent necessary.

Listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the provisions of this section. Novo Nordisk has opted to follow Danish law and regulations which do not contemplate such certifications.

Back to Contents

PART III

ITEM 17	FINANCIAL STATEMENTS

The financial statements required by this item accompany this annual report in the form of the Novo Nordisk Annual Report 2010 (see Exhibit no. 15.1).

RECONCILIATION OF NON-IFRS FINANCIAL MEASURES

In the Annual Report 2010, Novo Nordisk discloses certain financial measures of the Group’s financial performance, financial position and cash flows that reflect adjustments to the most directly comparable measures calculated and presented in accordance with IFRS. These non-IFRS financial measures may not be defined and calculated by other companies in the same manners, and may thus not be comparable with such measures:

The non-IFRS financial measures presented in the Annual Report 2010 are:

•	Free cash flow;

•	Cash/earnings;

•	Return on invested capital (ROIC);

•	Financial resources at the end of the year.

Free cash flow

Novo Nordisk defines free cash flow as ‘cash flow from operating activities less cash used in investing activities’ excluding ‘Net change in marketable securities (maturity exceeding three months)’.

Management believes free cash flow is an important liquidity metric because it measures, during a given period, the amount of cash generated that is available to make investments, fund acquisitions and for certain other activities. A positive free cash flow shows that the Group is able to finance its activities and that external financing is thus not necessary for Groups operating activities. Therefore, management believes that this non-IFRS liquidity measure provides useful information to investors in addition to the most directly comparable IFRS financial measure ‘Cash flow from operating activities’.

The following table shows a reconciliation of free cash flow to ‘Cash flow from operating activities’.

Reconciliation of free cash flow

DKK Million		2008	2009	2010

	Free cash flow	11,015	12,332	17,013
+	Net change in marketable securities (>3 months)	466	—	(2,913)
+	Net cash used in investing activities	1,382	3,046	5,579
=	Cash flow from operating activities	12,863	15,378	19,679

Cash/earnings

Cash/earnings is defined as ‘free cash flow as a percentage of net profit’.

Management believes that Cash/earnings is an important performance metric. Cash/earnings measures the Group’s ability to turn earnings into cash and is, therefore, in the eyes of management a meaningful measure for investors to understand the development of the Group’s cash flow from operating activities. Because management wants this measure to capture the ability of the Group’s operations to generate cash, free cash flow is used as the numerator instead of net cash flow.

Back to Contents

The following table shows the reconciliation of Cash/earnings to the most comparable IFRS financial measure ‘Cash flow from operating activities/earnings in %’:

Reconciliation of cash/earnings

DKK Million		2008	2009	2010

	Numerator
	Free cash flow	11,015	12,332	17,013
	Denominator
	Net profit (as reported in Annual Report)	9,645	10,768	14,403
	Cash/earnings (as reported in Annual Report) in %	114.2%	114.5%	118.1%
	Numerator
	Free cash flow	11,015	12,332	17,013
+	Net change in marketable securities (>3 months)	466	—	(2,913)
+	Net cash used in investing activities	1,382	3,046	5,579
=	Cash flow from operating activities	12,863	15,378	19,679
	Denominator
	Net profit (as reported in Annual Report)	9,645	10,768	14,403
	Cash flow from operating activities	12,863	15,378	19,679
/	Net profit (as reported in Annual Report)	9,645	10,768	14,403
=	Cash flow from operating activities / Net profit in%	133.4%	142.8%	136.6%

Return on invested capital (ROIC)

ROIC is defined as ‘operating profit after tax (using the effective tax rate) as a percentage of average stocks, debtors, tangible and intangible fixed assets less non-interest bearing liabilities including provisions (where average is the sum of above assets and liabilities at the beginning of the year and at year-end divided by two)’.

Management believes ROIC is a useful measure in providing investors and management with information regarding the Group’s performance. ROIC is a widely accepted measure of earnings efficiency in relation to total capital employed. Management believes that the return on total capital employed, as measured by ROIC, is an effective measure of increases or decreases, as the case may be, in shareholder value. In addition, management believes that ROIC makes the Group’s ability to provide a competitive return on investments in the Group visible.

The following table reconciles ROIC with ‘Operating profit/equity in %’, the most directly comparable IFRS financial measure:

Reconciliation of ROIC

DKK Million		2008	2009	2010

	Operating profit after tax	9,401	11,498	14,886
/	Average non-interest bearing balance sheet items	25,129	24,329	23,390
=	ROIC (as reported in the Annual Report) in %	37.4%	47.3%	63.6%

Back to Contents

	Numerator
	Reconciliation of Operating profit after tax to Operating profit
	Operating profit after tax	9,401	11,498	14,886
/	(1 minus effective tax rate) in %	76.0%	77.0%	78.8%
=	Operating profit (as reported in the Annual Report)	12,373	14,933	18,891
	Denominator
	Reconciliation of Average non-interest bearing balance sheet items to Equity
	Average non-interest bearing balance sheet items as used in ROIC calculation	25,129	24,329	23,390
*	2	50,258	48,658	46,780
-	Non-interest bearing balance sheet items at the beginning of the year	25,539	24,719	23,939
=	Non-interest bearing balance sheet items at the end of the year	24,719	23,939	22,841
	Non-interest bearing balance sheet items at the end of the year	24,719	23,939	22,841
+	Investments in associated companies	222	176	43
+	Other financial assets	194	182	254
+	Marketable securities and derivative financial instruments	1,377	1,530	4,034
+	Cash at bank and in hand	8,781	11,296	12,017
-	Non-current debt	(980)	(970)	(504)
-	Current debt	(1,334)	(419)	(1,720)
=	Equity at the end of the year (as reported in the Annual Report)	32,979	35,734	36,965
	Operating profit (as reported in Annual Report)	12,373	14,933	18,891
/	Equity	32,979	35,734	36,965
=	Operating profit/Equity in %	37.5%	41.8%	51.1%

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

a. Annual Report

The following pages from our Annual Report 2010, furnished to the SEC on Form 6-K, dated February 14, 2011, are incorporated by reference into this Form 20-F. The content of websites, scientific articles and other sources referenced on these pages are not incorporated by reference into this Form 20-F.

Page(s) in the Annual Report

Our 2010 accomplishments and results	2-15
Our business	16-27
Pipeline overview	24-25
Corporate governance	40-42
Risk management	43-45
Executive remuneration	46-49
Board of Directors	50-52
Executive Management	53
Share and capital structure	54-56
Consolidated Income Statement and Statement of Comprehensive Income for the years ended 31 December 2008, 2009 and 2010	58
Consolidated Balance sheet as of 31 December 2009 and 2010	59
Consolidated Statement of cash flows for the years ended 31 December 2008, 2009 and 2010	60
Consolidated Statement of changes in equity for the years ended 31 December 2009 and 2010	61
Notes to the Consolidated financial statements	62-91
Companies in the Novo Nordisk Group	90-91
Statement by the Board of Directors and Executive Management on the Annual Report	109

Back to Contents

b. Exhibits

List of exhibits:

Exhibit No.	Description	Method of filing

1.1	Articles of Association of Novo Nordisk A/S	Incorporated by reference to the Registrant’s Report furnished to the SEC on Form 6-K on March 30, 2010.
8.1	Companies in the Novo Nordisk Group	Incorporated by reference to pages 90-91 of our Annual Report 2010 filed on Form 6-K dated February 14, 2011.
12.1	Certification of Lars Rebien Sørensen, President and Chief Executive Officer of Novo Nordisk, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed together with this Form 20-F for 2010.
12.2	Certification of Jesper Brandgaard, Executive Vice President and Chief Financial Officer of Novo Nordisk, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed together with this Form 20-F for 2010.
13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Filed together with this Form 20-F for 2010.
15.1	Extracts from Registrant’s Annual Report for the fiscal year ended December 31, 2010.	Incorporated by reference to the portions of Registrant’s Report furnished to the SEC on Form 6-K on February 14, 2011 identified in Item 19.a of this Form 20-F.
15.2	Extracts from Registrant’s Annual Report for the fiscal year ended December 31, 2009.	Incorporated by reference to the portions of the Registrant’s Report furnished to the SEC on Form 6-K on February 11, 2010 identified in Item 19.a of the Form 20-F on February 11, 2010.
15.3	Consent of independent registered public accounting firm.	Filed together with this Form 20-F for 2010.

Back to Contents

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Novo Nordisk A/S

In our opinion, the Consolidated Financial Statements listed in the accompanying index appearing under Item 19 present fairly, in all material respects, the financial position of Novo Nordisk A/S and its subsidiaries (the Company) as of 31 December 2010 and 31 December 2009, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2010 expressed in DKK and incorporated by reference to the Registrant’s Annual Report (the pages listed in Item 19 of the Form 20-F) furnished to the SEC on Form 6-K dated 14 February 2011 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB), and with International Financial Reporting Standards as adopted by the EU. Also in our opinion, the Company has maintained, in all material respects, effective internal control over financial reporting as of 31 December 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Novo Nordisk Management on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

February 1, 2011

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

Dated: February 14, 2011