Form 20-F
NOVO NORDISK A S
filed 2012-02-06
CIK 353278

Back to Contents

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20 F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2011

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

A shares, nominal value DKK 1 each:	107,487,200
B shares, nominal value DKK 1 each:	472,512,800

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes                 No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes                 No

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

Large accelerated filer    Accelerated filer     Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filling:

U.S. GAAP	International Financial Reporting Standards as issued by the International Accounting Standards Board	Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17          Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes                 No

Back to Contents

Back to Contents

INTRODUCTION

In this Form 20-F, the terms ‘the Company’, ‘Novo Nordisk’ and ‘the Group’ refer to the parent company Novo Nordisk A/S together with its consolidated subsidiaries. The term ‘Novo Nordisk A/S’ is used when addressing issues specifically related to this legal entity.

Throughout this Form 20-F the Company incorporates information on the various items by reference to its Annual Report 2011 and Annual Report 2010. Therefore the information in this Form 20-F should be read in conjunction with our Annual Report 2011 and Annual Report 2010, which were furnished to the SEC on Form 6-K on February 8, 2012 and on February 14, 2011, respectively.

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

Words such as ‘believe’, ‘expect’, ‘may’, ‘will’, ‘plan’, ‘strategy’, ‘prospect’, ‘foresee’, ‘estimate’, ‘project’, ‘anticipate’, ‘can’, ‘intend’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance identify forward-looking statements. Examples of such forward-looking statements include, but are not limited to:

•	statements of targets, plans, objectives or goals for future operations, including those related to Novo Nordisk’s products, product research, product development, product introductions and product approvals as well as cooperation in relation thereto

•	statements containing projections of or targets for revenues, costs, income (or loss), earnings per share, capital expenditures, dividends, capital structure, net financials and other financial measures

•	statements regarding future economic performance, future actions and outcome of contingencies such as legal proceedings, and

•	statements regarding the assumptions underlying or relating to such statements.

With reference to our Annual Report 2011 and the Annual Report 2010, examples of forward-looking statements can be found under the headings, ‘Performance in 2011’, ‘Outlook 2012’ and elsewhere.

These statements are based on current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. Novo Nordisk cautions that a number of important factors could cause actual results to differ materially from those contemplated in any forward-looking statements.

Factors that may affect future results include, but are not limited to, global as well as local political and economic conditions, including interest rate and currency exchange rate fluctuations, delay or failure of projects related to research and/or development, unplanned loss of patents, interruptions of supplies and production, product recall, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk’s products, introduction of competing products, reliance on information technology, Novo Nordisk’s ability to successfully market current and new products, exposure to product liability and legal proceedings and investigations, changes in governmental laws and interpretation thereof, including on reimbursement, intellectual property protection and regulatory controls on testing, approval, manufacturing and marketing, perceived or actual failure to adhere to ethical marketing practices, investments in and divestitures of domestic and foreign companies, unexpected growth in expenditure, failure to recruit and retain the right employees and failure to maintain a culture of compliance.

Unless required by law, Novo Nordisk is under no duty and undertakes no obligation to update or revise any forward-looking statement after the date of this document, whether as a result of new information, future events or otherwise.

Back to Contents

Enforceability of civil liabilities
The Company is a Danish corporation and substantially all of its directors and officers, as well as certain experts named herein, are non-residents of the U.S. A substantial portion of the assets of the Company, its subsidiaries and such persons are located outside the United States. As a result, it may be difficult for shareholders of the Company to effect service within the United States upon directors, officers and experts who are not residents of the United States or to enforce judgments in the United States. In addition, there can be no assurance as to the enforceability in Denmark against the Company or its respective directors, officers and experts who are not residents of the United States, or in actions for enforcement of judgments of United States courts, of liabilities predicated solely upon the federal securities laws of the United States.

PART I

ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3	KEY INFORMATION

SELECTED FINANCIAL DATA

IFRS figures in DKK millions, except share and ADR data	2011		2010	2009	2008	2007

Net sales	66,346		60,776	51,078	45,553	41,831
Operating profit from continuing operations	22,374		18,891	14,933	12,373	8,942
Operating profit	22,374		18,891	14,933	12,373	8,942
Net profit from continuing operations	17,097		14,403	10,768	9,645	8,522
Net profit	17,097		14,403	10,768	9,645	8,522
Earnings per share/ADR from continuing operations	30.24		24.81	17.97	15.66	13.49
Total assets	64,698		61,402	54,742	50,603	47,731
Net assets	37,448		36,965	35,734	32,979	32,182
Capital stock	580		600	620	634	647
Treasury stock	(24)		(28)	(32)	(26)	(26)
Dividends per share/ADR	14.00	*	10.00	7.50	6.00	4.50
Dividends per share/ADR in USD	2.44	*	1.78	1.45	1.14	0.89
Diluted earnings per share/ADR	29.99		24.60	17.82	15.54	13.39
Number of shares (million)	580		600	620	634	647

*)	Proposed dividend per share. For USD translation the exchange rate at December 30, 2011 from Danmarks Nationalbank (The Central Bank of Denmark) is used (USD 1 = DKK 5.7456)

Reference is made to ‘Consolidated financial, social and environmental statements 2011’, pages 56-101 in our Annual Report 2011 for further data.

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

Month	High	Low

July 2011	5.3366	5.1444
August 2011	5.2680	5.1431
September 2011	5.5414	5.2153
October 2011	5.6465	5.2561
November 2011	5.6219	5.3885
December 2011	5.7679	5.5016
January 2012	5.8686	5.6425
February 2012 (through February 2)	5.6770	5.6423

Year	Average rate	Period end rate	High	Low

2007	5.4103	5.0753	5.7806	5.0132
2008	5.0848	5.2849	5.9811	4.6652
2009	5.3504	5.1901	5.9344	4.9218
2010	5.6538	5.6133	6.2286	5.1092
2011	5.3622	5.7456	5.7734	5.0106

On February 2, 2012, the latest available date, the Danmarks Nationalbank’s daily official exchange rate was 5.6770.

CAPITALIZATION AND INDEBTEDNESS

Not applicable.

REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

RISK FACTORS

For information on risk factors reference is made to our Annual Report 2011 ‘Risk management’ on pages 22-24.

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

Back to Contents

Legal name: Commercial name: Domicile:
Novo Nordisk A/S
Novo Nordisk
Novo Allé, DK-2880 Bagsværd, Denmark
Tel:+45 4444 8888
Fax:+45 4449 0555
Website: novonordisk.com
(The contents of this website are not incorporated by reference into this Form 20-F.
)
Date of incorporation:	November 28, 1931
Legal form of the Company:	A Danish limited liability company
Legislation under which the Company operates:	Danish law
Country of incorporation:	Denmark

Important events in 2011
Reference is made to ‘Our 2011 accomplishments and results’, pages 2-15 in our Annual Report 2011 for a description of important events in 2011.

Capital expenditure in 2011, 2010 and 2009
The total net capital expenditure for property, plant and equipment was DKK 3.0 billion in 2011 compared with DKK 3.3 billion in 2010 and DKK 2.6 billion in 2009. The capital expenditure in 2011 was primarily related to the ongoing establishment of a new insulin filling facility in Tianjin, China, expansion of the device capacity in Denmark and the U.S. and filling capacity in biopharmaceuticals. The investments were financed from cash flow from operating activities. No significant divestitures took place in the period from 2009-2011.

Novo Nordisk expects to invest approximately DKK 3.5 billion in fixed assets in 2012. The expected level of investment in 2012 is primarily related to expansion of production facilities for devices in Denmark and in the U.S., a new biopharmaceutical filling facility in Kalundborg, Denmark, a new facility for filling and formulation of insulin products in Kaluga, Russia as well as the construction of new laboratory facilities in Beijing, China and Måløv, Denmark.

Public takeover offers in respect of the Company’s shares
No such offers occurred during 2011 or 2012 to date.

BUSINESS OVERVIEW

Novo Nordisk is a global healthcare company and a world leader in diabetes care. The Company has one of the broadest diabetes product portfolios in the industry, including an advanced portfolio of modern insulins as well as a human once-daily GLP-1 analog. In addition, Novo Nordisk also has a leading position within haemophilia care, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. Headquartered in Denmark, Novo Nordisk employs more than 32,000 employees in 75 countries and markets its products in more than 190 countries.

Segment information
Novo Nordisk is engaged in the discovery, development, manufacturing and marketing of pharmaceutical products and has two business segments: diabetes care and biopharmaceuticals. The diabetes care segment covers insulins, GLP-1, other protein-related products and projects (such as glucagon and

Back to Contents

protein-related delivery systems), obesity and oral antidiabetic drugs. The biopharmaceuticals segment covers the therapy areas of haemophilia, growth hormone therapy, hormone replacement therapy and inflammation.

For information on sales by business and geographic segment, reference is made to Note 2 ‘Segment information’ in our Annual Report 2011.

Seasonality
Sales of individual products in individual markets may be subject to fluctuations from quarter to quarter. However, the Company’s consolidated operating results have not been subject to significant seasonality.

Raw materials
The impact on the overall profitability of Novo Nordisk from variations in raw material prices is unlikely to be significant. No raw material supply shortage is expected to have a significant impact on the Company’s ability to supply any significant market. The Company’s production is largely based on common and readily available raw materials with relatively low price volatility. Certain specific raw materials are, however, less available. For these raw materials, it is the policy of Novo Nordisk to develop close and long-term relationships with key suppliers as well as to secure at least dual sourcing whenever possible and when relevant operate with a predefined minimum safety level of raw material inventories.

Market and competition
Novo Nordisk’s insulin and other pharmaceutical products are marketed and distributed through subsidiaries, distributors and independent agents with responsibility for specific geographical areas. The most important markets are North America, China, Japan and the major European countries. In addition, there is an increasing contribution to Novo Nordisk’s total sales from key markets in the sales region International Operations such as Algeria, Argentina, Australia, Brazil, India, Russia and Turkey.

Market conditions within the pharmaceutical industry continue to change, including efforts by both private and governmental entities to reduce or control costs generally and in specific therapeutic areas.

Historically, the market for insulin has been more sensitive to quality of products and services than to price. Most of the countries in which Novo Nordisk sells insulin subsidize or control pricing. During 2011 key markets including the U.S., China, Turkey and various European countries have experienced an increased pricing pressure due to austerity measures as well as competitive pressure. In most markets insulin is a prescription drug.

The Company enters into numerous contracts with customers, suppliers, agents and industry partners. Some of the most important contracts include: commercial contracts with healthcare providers, in- and out-licensing of patent rights, large tender orders and long-term sub-supplier agreements.

Several of the major international pharmaceutical companies have entered the diabetes market, specifically in the area of oral products for treatment of type 2 diabetes. In the insulin market, Novo Nordisk, Sanofi and Lilly are the most significant global companies.

The once-daily GLP-1 analogue, Victoza® has now been launched in 48 countries, including countries in Europe from 2009, the U.S. and Japan in 2010 and China in October 2011.

Patents
To maintain and expand competitiveness, Novo Nordisk strives for the strongest possible protection for those inventions that are created during the development of new products.

Novo Nordisk anticipates that the expiration of certain patents could impact sales within the next three to four years. However, with the continuing transition from human to modern insulins, an increasing proportion of Novo Nordisk’s diabetes care sales in major markets are protected by patents.

Back to Contents

In the following section, the patent protection of our key products within each business segment is considered. Furthermore, for products with recent patent expiration or with patent expiration during 2011, geographical sales splits are provided and factors that may influence the potential impact of competitive product launches are discussed. Note that in addition to the compound patents mentioned, Novo Nordisk has, like other companies engaged in production based upon recombinant DNA technology, obtained licenses under various patents which entitle Novo Nordisk to use processes and methods of manufacturing covered by such patents.

Patent protection on key diabetes care products
Novo Nordisk’s modern insulin portfolio holds the following patents:

Product	Europe	U.S.	Japan	China
Levemir®	2018	2019	2019	2014
NovoRapid® (NovoLog®)	Expired	2014	Expired	Expired
NovoMix® 30 (NovoLog Mix® 70/30)	2014-15	2014	2014	Expired

In addition to compound patent protection, NovoLog®/NovoRapid® is covered by a formulation patent in all of the above markets until 2017, and in the U.S., NovoLog Mix® is covered by a formulation patent until 2017.

The total sales of NovoLog®/NovoRapid® in 2011 were DKK 12,804 million with a geographical split as follows:

•	North America: 54%
•	Europe: 27%
•	International Operations: 9%
•	Japan & Korea: 8%
•	Region China: 2%

Today, biosimilar versions of insulin can be approved in the U.S. via the 505(b)(2) pathway, and in the future the 351(k) pathway in the Public Health Service Act is also anticipated to be applicable. In the EU, a biosimilar pathway and guidelines are available for insulins, and the guideline for biosimilar products issued in Japan is also relevant for insulins. However, we believe that the formulation patent for NovoLog®/NovoRapid® makes it challenging to develop a biosimilar version of this compound without infringing Novo Nordisk’s intellectual property. Therefore, we do not anticipate that the expiry of our original compound NovoLog®/NovoRapid® patents will have a significant near-term impact on sales, results of operations and liquidity.

The GLP-1 analog Victoza® is covered by a compound patent until 2022 in the U.S., the EU and Japan and until 2017 in China.

In addition to the insulin and Victoza® compound patents mentioned above, Novo Nordisk’s delivery devices are protected by several patents and none of these will expire within the near term.

Sales of NovoNorm®/Prandin®, an oral antidiabetic drug, may increasingly become exposed to generic competition as the original drug substance patent has expired in all key markets.

In 2011, the total sales of NovoNorm®/Prandin® were DKK 2,521 million with a geographical split as follows:

•	North America: 43%
•	Europe: 20%
•	International Operations: 6%
•	Japan & Korea: 1%
•	Region China: 30%

Back to Contents

In Europe, generic copies of NovoNorm® were first introduced in Germany in 2010 and introductions of generic copies have subsequently been observed, e.g. in France, Italy, Spain and Belgium with further generic competition expected in additional European countries in 2012. During 2011, generic competition has significantly reduced our European sales of NovoNorm® with most of the reduction, varying from country to country, occurring in the first 12 months following the introduction of generic competition.

In the U.S., Novo Nordisk holds a patent with claims directed toward the treatment of type 2 diabetes using a combination of repaglinide (Prandin®) and metformin. We believe generic versions of Prandin® are likely to infringe this patent. The patent expires in 2018 and is currently being challenged through legal proceedings. An adverse decision from the District Court of the Eastern District of Michigan was received January 19, 2011 regarding the Caraco patent infringement lawsuit. Novo Nordisk has appealed the District Court’s ruling, which has been filed in the U.S. Court of Appeals for the Federal Circuit. This appeal is stayed pending the outcome of the U.S. Supreme Court appeal on the use code narrative, concerning which Novo Nordisk and Caraco presented their oral arguments to the U.S. Supreme Court on 5 December 2011. A ruling from the U.S. Supreme Court on this decision is expected during the first half of 2012. If generic repaglinide competition to Prandin® were to be introduced in the U.S., we would expect a significant decline in sales of Prandin® within the first 12 months, in line with past experience from other branded tablet-based therapies.

In China, NovoNorm® has been exposed to generic competition for several years without significantly impacting our sales. Therefore, we do not expect a significant decline in NovoNorm® sales in China in the short term due to generic competition.

Key biopharmaceuticals products
NovoSeven® sales are no longer protected by patents in Japan, in Europe and in the U.S. The patent in Japan expired in 2008, the patent in the U.S. expired in November 2010 and the European patent expired on a country-by-country basis from December 2010 to April 2011.

Novo Nordisk holds two formulation patents on the room temperature stable preparation of NovoSeven®, which provides coverage of this formulation until 2023 and 2024, respectively.

In 2011, sales of NovoSeven® were DKK 8,347 million with a geographical split as follows:

•	North America: 47%
•	Europe: 28%
•	International Operations: 18%
•	Japan & Korea: 6%
•	Region China: 1%

The expiry of the compound patent has not had, and we believe will not have, a significant impact on sales of NovoSeven® due to the molecular structure of NovoSeven® as well as the complexity around the regulatory pathways for ‘biosimilar’ coagulation factors.

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

The Health Care Reform recently passed in the U.S. includes the establishment of a regulatory pathway for approving biosimilar versions of originator proteins. Therefore, in the future, a biosimilar version of rFVIIa could be submitted to the FDA as a Biologics License Application (‘BLA’) under 351(k) of the U.S. Public Health Service Act and be approved if it fulfils the requirements, i.e. that the product is ‘biosimilar’ to its reference product and that no clinically meaningful differences between the products in terms of safety, purity and potency are seen.

Back to Contents

In Europe, guidelines for the development of biosimilar products have been available since late 2005; however, to date these guidelines do not apply to coagulation factors because of their complexity. The guideline for biosimilar products in Japan includes requirements similar to those established in the EU. In Russia, an rFVIIa product has been approved and launched, for which to date only a limited clinical program has been completed. There is no information available to assess if this study could contribute towards fulfilling U.S. FDA requirements. To date, we have not seen approvals of rFVIIa products in other parts of the world. As such, we believe that expiry of our compound patent for NovoSeven® will have an insignificant impact on sales, results of operations and liquidity in all geographical segments.

Today, Norditropin® is not covered by a drug compound patent. However, the used formulation is covered by a formulation patent that expires in 2017 in the U.S., the EU and in Japan. Furthermore, the pen devices that patients use to inject growth hormone are covered by separate patents. Today, all Novo Nordisk growth hormone products are supplied in pen devices.

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

ORGANIZATIONAL STRUCTURE

For information regarding the organizational structure and securities exchange listings of Novo Nordisk A/S, reference is made to the sections ‘Corporate governance’ on pages 41-43 and ‘Shares and capital structure’ on pages 52-54 in the Annual Report 2011.

Reference is made to the section ‘Governance, remuneration and leadership’ on pages 40-51 in the Annual Report 2011 regarding the parent company Novo A/S and the Novo Nordisk Foundation and the ownership structure.

Companies in the Novo Nordisk Group are listed in the Company’s Annual Report 2011 on pages 89-90, ‘Companies in the Novo Nordisk Group.’

PROPERTY, PLANT AND EQUIPMENT

The Company has its headquarters in Bagsværd, Denmark, where it occupies a number of buildings.

The Company believes that its current production facilities, including facilities under construction, are sufficient to meet its capacity requirements, including the capacity for meeting growing demand in the future for the modern insulin products NovoRapid®/NovoLog®, NovoMix®/NovoLog Mix®, Levemir® as well as for Victoza®. In addition, the Company is ensuring that production capacity is in place for the next generation of insulin and devices. Reference is made to the sections ‘Capital expenditures in 2011, 2010 and 2009’ under Item 4 for more information about the current expansion programs. For the nature of the Company’s property, plant and equipment, as of December 31, 2011 and 2010, reference is made to Note 12 ‘Property, plant and equipment’ in our Annual Report 2011.

The major production facilities owned by the Company are located at a number of sites in Denmark, and internationally in the U.S., France, Japan, China and Brazil. There are no material encumbrances on the properties, however the facilities in Tianjin, China are constructed on land, where the remaining term on the lease is 35 years.

Back to Contents

Active pharmaceutical ingredient production is located in Denmark, primarily in Kalundborg and with secondary locations in Hillerød, Bagsværd and Gentofte. Below is a tabular presentation of the production sites.

In November 2008, Novo Nordisk started construction of a new production facility in Tianjin, China, which is expected to commence production in 2012. The expected amount of expenditures for the new facility in Tianjin, China is approximately DKK 2,000 million, the majority of which has already been incurred. The production facility in Tianjin, China is financed by cash flow from operating activities. Once completed, it is expected to be used for formulation and filling of insulin products.

In addition, a new facility for filling and formulation of insulin products is being established in Kaluga, Russia and is expected to be ready for use in 2014. The expected amount of expenditures for the new facility in Russia is approximately DKK 500 million. The production facility in Russia is financed by cash flow from operating activities.

In September 2011, Novo Nordisk initiated the construction of a new biopharmaceutical production facility in Kalundborg, Denmark, which is expected to be used for formulation and filling from 2015. The expected amount of expenditures for the new facility in Kalundborg is approximately DKK 1,000 million. The production facility in Kalundborg is financed by cash flow from operating activities.

Major ProductionFacilities	Size of production area (square meters)	Major Production Activities
Kalundborg, Denmark	119,400	Active pharmaceutical ingredients for diabetes and products for diabetes. Active pharmaceutical ingredients for haemophilia.
Hillerød, Denmark	88,300	Durable devices and components for disposable devices. Products for diabetes. Active pharmaceutical ingredients for haemophilia.
Gentofte, Denmark	41,100	Active pharmaceutical ingredients for glucagon and growth hormone therapy. Products for growth hormone therapy, glucagon and haemophilia.
Montes Claros, Brazil	47,000	Products for diabetes. Gel production. Products for oral antidiabetes treatment.
Tianjin, China	45,600	Products for diabetes. Production of durable devices.
Clayton, North Carolina, U.S.	40,300	Products for diabetes.
Chartres, France	33,000	Products for diabetes.
Bagsværd, Denmark	16,900	Products for diabetes. Products for hormone replacement therapy.
Måløv, Denmark	15,300	Products for hormone replacement therapy. Products for oral antidiabetes treatment.
Koriyama, Japan	8,300	Packaging of products for the Japanese market.
Hjørring, Denmark	8,000	Production of needles.
Værløse, Denmark	6,100	Products for growth hormone therapy.
Køge, Denmark	2,500	Gels and ALP for active pharmaceutical ingredient production.
Tizi Ouzou, Algeria	1,700	Products for oral antidiabetes treatment

Back to Contents

The Company’s research and development activities are increasingly performed globally. With the major sites located in Denmark, the Company is expanding its global presence with established research sites in Beijing, China and Seattle, U.S. Further to this, the Company is doing clinical development in more than 50 countries.

ITEM 4A	UNRESOLVED STAFF COMMENTS

None.

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

CRITICAL ACCOUNTING ESTIMATES

Reference is made to Note 1 ‘Basis of preparation of the Consolidated financial statements’ in our Annual Report 2011.

NEW ACCOUNTING PRONOUNCEMENTS

Reference is made to Note 1 ‘Basis of preparation of the Consolidated financial statements’ under the caption ‘Accounting policies’ in our Annual Report 2011.

OPERATING RESULTS

Reference is made to the section ‘Forward-looking statements’ contained on page 3 and the discussion under the caption ‘Risk factors’ contained under Item 3. Reference is further made to our Annual Report 2011 ‘Risk management’ on pages 22-24.

The financial condition of the Group and its development are described in our Annual Report 2011 and our Annual Report 2010. The information in this section is based on these reports and should be read in conjunction with the annual reports. The analysis and discussions included in the annual reports are primarily based on the consolidated financial statements which are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board (‘IASB’) as well as in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union.

2011 compared with 2010
The following portions of our Annual Report 2011 constitute the Board of Directors’ and Executive Management’s discussion and analysis of results of operations (incorporated herein by reference):

      ‘Our 2011 accomplishments and results’ (pages 2-15)

2010 compared with 2009
The following portions of our Annual Report 2010 constitute the Board of Directors’ and Executive Management’s discussion and analysis of results of operations (incorporated herein by reference):

‘Our 2010 accomplishments and results’ (pages 2-15)

Segment information
The segmented reporting is based on two business segments ‘Diabetes care’ and ‘Biopharmaceuticals’. Reference is made to Note 2 ‘Segment information’ in our Annual Report 2011 for details on segmented results.

Back to Contents

Inflation
Inflation for the three most recent fiscal years has not had a material impact on the Group’s Net sales or Net profit.

Foreign currencies
The majority of Novo Nordisk’s sales are in foreign currencies, mainly EUR, USD, JPY, CNY and GBP, while most production, research and development costs are carried in DKK. Consequently, Novo Nordisk has significant exposure to foreign exchange risks and engages in significant hedging activities, where the most significant exposure and hedging are related to USD, JPY, CNY and GBP, while the EUR exchange rate risk is regarded as low due to the Danish fixed-rate policy towards EUR. Thus, Novo Nordisk does not hedge the EUR exchange rate risk. For further description of foreign currency exposure, reference is made to the disclosure in Note 27‘ Financial risk in our Annual Report 2011 and for further description of foreign currency exposure and hedging activities, reference is made to the description of financial instruments in Note 28‘ Derivative financial instruments’ in our Annual Report 2011.

Governmental policies
Please refer to pages 16-29 ’Our business’ and pages 40-51 ’Governance, remuneration and leadership’ in our Annual Report 2011 and Item 4.

LIQUIDITY AND CAPITAL RESOURCES

Novo Nordisk maintains a centralized approach to the management of the Group’s financial risks. The overall objectives and policies for Novo Nordisk’s financial risk management are outlined in the Novo Nordisk Treasury Policy, which is approved by the Board of Directors. The Treasury Policy governs the Group’s use of financial instruments. For further information, reference is made to Item 11.

Financial resources
Reference is made to page 57 ‘Balance Sheet’ and page 58 ’Statement of Cash flows for the year ended 31 December’ in our Annual Report 2011. In addition Novo Nordisk has obtained a credit rating from two independent external rating agencies.

Novo Nordisk believes its financial resources are sufficient to meet its requirements for at least the next 12 months.

Cash flow in 2011, 2010 and 2009
Reference is made to page 58 ’Statement of Cash flows for the year ended 31 December’ in our Annual Report 2011 and to the consolidated cash flow in Item 17.

The most significant source of cash flow from operating activities is sales of diabetes care and biopharmaceutical products. Generally, other factors that affect operating earnings, such as pricing, volume, costs and exchange rates, also flow through to have an impact on realized cash flow from operating activities.

There are no material restrictions on the ability of subsidiaries to transfer funds to the Company.

Asset securitization
Novo Nordisk’s Japanese subsidiary employs an asset securitization program that is a full non-recourse off-balance sheet arrangement to improve liquidity and to take advantage of market opportunities by receiving funds prior to scheduled payment dates. At December 31, the Group had de-recognized receivables without recourse having due dates after December 31 amounting to:

DKK million	2011	2010	2009	2008	2007
Sold trade receivables	2,485	2,066	1,611	1,587	1,270
Credit guarantee	0	0	0	81	96

Back to Contents

Our prior non-recourse off-balance sheet factoring arrangement in Italy has been terminated in 2011.

Debt financing
Debt financing is obtained in DKK and in foreign currencies. Reference is made to Notes 19 ‘Debt’ and 28 ‘Derivative financial instruments’ in our Annual Report 2011 for information on currency structure, interest rate structure and maturity profile.

Financial instruments
Novo Nordisk does not enter into speculative positions and only hedges commercial exposure. The financial instruments used in conjunction with the Group’s financial risk management include currency forwards, currency options, interest rate swaps and cross currency swaps. Current and non-current debt as well as money-market deposit is also used in the financial risk management. Reference is made to Note 28 ‘Derivative financial instruments’ in our Annual Report 2011 for further information on financial instruments including currency and interest rate structure.

Commitments for capital expenditure etc.
Contractual obligations for capital expenditure and other contingent liabilities as of December 31, 2011 and 2010, respectively, are shown in Note 31 ‘Commitments and contingencies’ in our Annual Report 2011.

The Executive Management of the Group believes that the obligations are covered by the Group’s financial resources as well as expected future cash flows from operating activities.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Novo Nordisk’s research activities utilize biotechnological methods based on genetic engineering, advanced protein chemistry and protein engineering. These methods have played a key role in the development of the production technology which is used in the manufacturing of insulin, GLP-1, recombinant factor VIIa, general haemophilia, human growth hormone and glucagon.

The focus of Novo Nordisk’s research and development is on therapeutic proteins within insulin, GLP-1, blood clotting factors, human growth hormone and inflammation.

Research and development costs were DKK 9.6 billion or 14.5% of sales, DKK 9.6 billion or 15.8% of sales and DKK 7.9 billion or 15.4% of sales in 2011, 2010 and 2009, respectively. Novo Nordisk’s research and development organization comprised approximately 5,800 employees as of December 31, 2011.

In general, we expect that the growth in research and development spending will follow a trend in line with sales growth indicating that the research and development cost to sales ratio is expected to be relatively constant in the foreseeable future. Thus, we expect to continue an expenditure level equivalent to 14-16% of sales in research and development activities going forward.

The development projects that accounted for the highest research and development spent in 2011 were related to the outcome of cardiovascular trial for Victoza® (LEADER™), the liraglutide obesity program, the initiation of a phase 3 program for the insulin/GLP-1 project “IDegLira”, and the phase 3a and phase 3b development program for Degludec (insulin degludec) and DegludecPlus (insulin degludec/insulin aspart).

In relation to our historical relationship of approximately 65-75% of total research and development expenditures spent on clinical development activities, and approximately 25-35% spent on research activities, we expect this ratio to continue in the foreseeable future. However, the proportion used on research and clinical development activities respectively may fluctuate in individual years depending on the composition of the clinical development portfolio.

Back to Contents

Information related to selected research and development projects can be found under ‘Pipeline overview’ on pages 26-27 in the Annual Report 2010. Furthermore, on pages 30-35 ‘Diabetes care’ and pages 36-39 ‘Biopharmaceuticals’ in the Annual Report 2011 we describe our clinical development projects grouped by our primary operating segments and development phase.

The following Novo Nordisk compounds are currently in phase 3 development or have been filed for regulatory approval:

Compound	Indication	Year entered into phase 3 or filed with the regulatory authorities	Patent expiration
Degludec	Type 1 & 2 diabetes	Filed for regulatory approval with the FDA and EMA in Sep 2011 and with the PMDA in Dec 2011	2024[1]
DegludecPlus	Type 1 & 2 diabetes	Filed for regulatory approval with the FDA and EMA in Sep 2011	2024[1]
rFXIII (NN1841)	FXIII Congenital deficiency	Filed for regulatory approval with the FDA in Feb 2011. Complete response letter from FDA received Dec 2011. Filed with EMA in Feb 2011	US: 2021, ex-US patents have expired[2]
Liraglutide	Obesity	2008	2022
Turoctocog alfa (NN7008)	Haemophilia A	2009	Novo Nordisk does not expect to obtain composition of matter patent protection
N9-GP (NN7999)	Haemophilia B	2011	2027
IDegLira	Type 2 diabetes	2011	Protected by patents on individual compounds, liraglutide (2022) and insulin degludec (2024), respectively
Vatreptacog alfa (NN1731)	Haemophilia with inhibitors	2011	2021[3]

1	May receive a term extension of up to 5 additional years
2	May receive a term extension of up to 2 additional years
3	May receive a term extension of up to 5 additional years

In determining whether or not any project or group of related projects is significant, we consider the following qualitative and quantitative criteria:

•	Assessment of the unmet medical need targeted with the specific project;
•	The inherent project risk including the risk of safety issues, unsatisfactory tolerability profile, limitations on the efficacy of the compound;

Back to Contents

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

In assessing the criteria listed above, and as described in the ’Risk management‘ section on page 22-24 in the Annual Report 2011, it is important to note that at any one stage of development, due to the uncertainties inherent to clinical development and the regulatory approval process, there is a significant degree of uncertainty and risk that the project will not be successful. The nature of our development activities is such that a compound must first be proven to work by means of multiple clinical trials, which may require treatment of thousands of patients and could take years to complete. Even if initial results of preclinical studies or clinical trial results are promising, we may obtain different results that fail to show the desired levels of safety and efficacy, or we may not obtain applicable regulatory approval for a variety of other reasons. The compound must be accepted by either of the FDA, the European Medicines Agency and similar agencies around the world, each of which may have differing requirements. During each stage, there is a substantial risk that we will encounter serious obstacles which will further delay us, or that we will not achieve our goals and, accordingly, may abandon a product in which we have invested substantial resources. Furthermore, the commercial potential of a project is dependent on the label granted by the regulatory authority upon approval. The label specifies for which indications a product can be used, major and minor safety concerns associated with drug treatment as well as if the drug can be combined with other types of medication. Thus a label can restrict usage substantially.

Given the uncertainties related to the process of product development, during the periods presented in our 2011 Form 20-F no single project in product development was significant based on the qualitative and quantitative criteria. However, during the periods presented two groups of projects were considered significant; the diabetes care group and biopharmaceuticals group.

Reference is made to the caption ‘Risk factors’ contained under Item 3.

TREND INFORMATION

In recent years, two of the key drivers behind the performance of Novo Nordisk have been the changes in demographics globally reflecting the increasing proportion of elderly people and the growing problem of obesity. Both trends have contributed to the significant increase in the number of people with diabetes worldwide. According to the International Diabetes Federation, the number of people with diabetes is expected to increase to more than 550 million by 2030 from 366 million in 2011. Diabetes care is Novo Nordisk’s largest segment comprising approximately 76% of sales. The epidemic growth in the number of people with diabetes, continuing transition from human insulins to modern insulins, and new delivery devices and market share gains are all driving Novo Nordisk’s growth of the diabetes care segment.

The other segment of Novo Nordisk is biopharmaceuticals, which comprise haemophilia, growth hormone therapy, hormone replacement therapy and inflammation therapy. Within haemophilia, sales of NovoSeven® continued to increase in 2011. The growth hormone therapy franchise benefited from further penetration and increasing market share of the liquid formulation Norditropin®, delivered in ready-to-use prefilled devices.

Back to Contents

For further information on trends, reference is made to the section ‘Our 2011 accomplishments and results’ on pages 2-15 in the Annual Report 2011. Information about expectations for the financial year 2012 can be found on page 13 in the subsection ‘Outlook 2012.’

OFF-BALANCE SHEET ARRANGEMENTS

Reference is made to Note 31 ‘Commitments and contingencies’ in our Annual Report 2011.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Reference is made to Note 31 ‘Commitments and contingencies’ in our Annual Report 2011.

ITEM 6	DIRECTORS, EXECUTIVE MANAGEMENT AND EMPLOYEES

DIRECTORS AND EXECUTIVE MANAGEMENT

Reference is made to pages 48-50 in our Annual Report 2011 for name, position, date of birth and period of service as director for the members of the Board of Directors.

Reference is made to page 51 in our Annual Report 2011 for name, position, date of birth, year of appointment and year of joining Novo Nordisk for the members of Executive Management.

The Board of Directors has the overall responsibility for the affairs of the Company. Reference is made to pages 41-43 in our Annual Report 2011.

The activities of the members of Board of Directors and members of Executive Management outside the Company are included in our Annual Report 2011 on pages 48-50.

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

COMPENSATION

Reference is made to the section ‘Executive remuneration’ on page 45-47 and Notes 29 and 30 in our Annual Report 2011 regarding compensation.

BOARD PRACTICES

Reference is made to ‘Corporate governance’ on pages 41-43 in our Annual Report 2011 regarding board practices.

Back to Contents

EMPLOYEES

Reference is made to the section entitled ‘Performance highlights’ on page 15 in our Annual Report 2011 regarding the total number of full-time employees in Novo Nordisk at year-end for the years 2007-2011.

Employees	2011	2010	2009	2008	2007
Employees outside Denmark as a percentage of total number of employees	57%	56%	54%	52%	51%

Executive Management believes that the Company has a good relationship with its employees in general and with the labor unions of the Novo Nordisk employees.

Novo Nordisk believes that the current personnel policy results in low staff turnover, high morale, and ease in recruiting new employees. The Company has not experienced any significant labor disputes.

SHARE OWNERSHIP

For information on the Board of Directors’ and Executive Management’s individual holdings of share options, exercise of options and granting of shares, reference is made to the section ‘Executive remuneration’ on page 45-47 and Note 30‘Management’s holdings of Novo Nordisk shares’ in our Annual Report 2011. The members of the Board of Directors and Executive Management and key management executives in the aggregate hold less than 1% of the beneficial ownership of the Company.

For information on the Board of Directors’ and Executive Management’s individual holdings of and trading in Novo Nordisk shares during 2011, reference is made to the section ‘Executive remuneration’ on page 45-47 and Note 30 ‘Management’s holding of Novo Nordisk shares’ in our Annual Report 2011. As of February 1, 2012 the Board of Directors and Executive Management owned 290,773 B shares.

For a full description of individual holdings and exercise of stock options, reference is made to the section ‘Executive remuneration’ on page 45-47 and Note 30 ‘Management’s holding of Novo Nordisk shares’ in our Annual Report 2011.

In the period from January 1, 2012 until February 1, 2012, no B shares were sold or purchased by the members of the Board of Directors or Executive Management, and no options were exercised. The internal rules on trading in Novo Nordisk securities by members of the Board of Directors and Executive Management only permit trading in the 15 calendar-day period following each quarterly earnings announcement. Following the quarterly earnings announcement release on February 2, 2012, the Executive Management received 57,102 B shares in accordance with the long-term incentive program and a total of 17,107 B shares were bought, hence as of February 2, 2012, the Board of Directors and Executive Management owned 307,880 B shares.

A general employee share program was implemented in Denmark in 2010. Under this program, approximately 11,000 employees purchased 567,000 B shares at a price of DKK 275 per share.

Outside Denmark, the program was structured as a grant of stock options with the same benefit per employee as in Denmark but executed in 2011. Approximately 15,000 employees were granted approximately 273,000 options with a vesting period of three years.

In 2011, a general employee share program was implemented in NNIT. The employees in NNIT did not participate in the general employee share program in 2010-2011 described above. In Denmark approximately 965 employees have purchased 38,600 Novo Nordisk B shares at a price of DKK 310 per

Back to Contents

share. Outside Denmark the program was structured as share options with the same benefit per employee as in Denmark but executed in 2012. Approximately 350 employees were granted approximately 7,000 options with a vesting period of three years.

Reference is made to Note 29 ‘Share based payment schemes’ in our Annual Report 2011.

ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The total share capital of the Company is split in two classes, A shares and B shares, each with different voting rights. The A shares have 1000 votes per DKK 1 of the A share capital and the B shares have 100 votes per DKK 1 of the B share capital.

All of the A shares of the Company are held by Novo A/S, a wholly-owned subsidiary of the Novo Nordisk Foundation (the ‘Foundation’). As of December 31, 2011, the A shares represented approximately 71% of the votes exercisable at the Annual General Meeting. Treasury shares have no votes at the Annual General Meeting.

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

Under its statutes, Novo A/S is governed by a Board of Directors, which must be comprised of at least three and not more than six members who are elected annually by shareholder vote. According to the Foundation’s statutes, its Board of Governors can and shall provide for members of its own Board of Governors to be elected to Novo A/S’s Board of Directors. Novo A/S’s Board of Directors currently has 5 members, with two directors who are also members of the Board of the Foundation (Ulf J Johansson and Jørgen Boe) and one director who is also a member of the Board of Directors of Novo Nordisk A/S (Göran A Ando). The Chairman of the Foundation’s Board of Governors (Ulf J Johansson) serves as the Chairman of Novo A/S’s Board of Directors.

According to the statutes, the Foundation, in exercising its voting rights through Novo A/S at Novo Nordisk A/S’s General Meetings, must vote with regard for what is in Novo Nordisk’s best interest. A shares held by Novo A/S cannot be sold or be subject to any disposition so long as the Foundation exists. The dissolution of the Foundation or any change in its objectives requires the unanimous vote of the Foundation’s Board of Governors. Other changes in

Back to Contents

the Foundation’s statutes require the approval of two-thirds of the members of the Foundation’s Board of Governors. In addition, changes in the Foundation’s statutes require approval of the Danish Foundation Authorities. According to its statutes, the Foundation is required to maintain material influence over Novo Nordisk A/S and its majority vote in Novo A/S.

For further information reference is made to ‘Corporate governance’ on pages 40-42 in our Annual Report 2010 and pages 41-43 in our Annual Report 2011.

The B shares of the Company are registered with Værdipapircentralen (‘VP Securities’) and are not represented by certificates. Generally, VP Securities does not provide the Company with information with respect to registration. However, set forth below is information as of February 1, 2012 with respect to (a) any shareholder who is known to the Company to be the owner of more than 5% of any class of the Company’s securities and (b) the total amount of any class owned by Novo Nordisk A/S and its affiliates (treasury shares) and by the directors and Executive Management as a group:

Title of class	Identity of person or group	Shares owned	Percent of class	Percent of total votes
A shares	Novo A/S	107,487,200*	100.00	70.7
B shares	Novo A/S	40,412,800	8.55	2.6
B shares	Novo Nordisk A/S and affiliates (treasury shares)	26,007,303	5.50	0.0
B shares	Board of Directors and Executive Management	290,773**	0.06	0.02

*)	The number of A shares is calculated as an equivalent of the trading size (DKK 1) of the listed B shares but is not formally divided into number of shares. The A shares are not listed on any stock exchange.
**)	As of February 2, 2012 the shares owned by Board of Directors and Executive Management were 307,880 (corresponding to 0.07 percent of class and 0.02 percent of total votes).

In 2009 and 2010, shares with an aggregate purchase price of DKK 6.5 billion and DKK 9.5 billion, respectively, were repurchased under the Company’s share repurchase program.

In February 2011, Novo Nordisk announced a new DKK 12 billion share repurchase program. Under this program, 18,261,205 shares corresponding to DKK 10.9 billion have been repurchased during 2011. The share repurchase program was completed in January 2012.

After the shareholders’ approval of the proposed reduction of the Company’s share capital at the Annual General Meeting on March 23, 2011, 20,000,000 shares were canceled in June 2011, reducing the number of treasury shares accordingly.

As the B shares are in bearer form, it is not possible to give an accurate breakdown of the holdings and number of shareholders per country. It is, however, estimated that approximately 43% of the B share capital was held in Denmark as of December 31, 2011. Approximately 32% of the B share capital is estimated to be held in North America. The estimated total number of shareholders is more than 120,000 of whom more than 100,000 are estimated to be Danish residents and more than 10,000 to be resident in the U.S.

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

Back to Contents

In 2011, Novo Nordisk A/S acquired 5,100,000 B shares, worth DKK 2.9 billion, from Novo A/S as part of the DKK 12 billion share repurchase program. The transaction price was DKK 570.994 per share and was calculated as the average market price from August 4 to August 10, 2011 in the open trading window, following the announcement of the financial results for the second quarter of 2011. For information relating to 2009 and 2010, reference is made to Note 32 ‘Related party transactions’ in our Annual Report 2011.

Related party transactions in 2011, 2010 and 2009 were primarily payments for services provided between the Novo Nordisk Group and the Novozymes Group and transactions with associated companies. The financial impact of these transactions is limited.

Since December 31, 2011, there have been no significant transactions with related parties out of the ordinary course of business. For further information reference is made to Note 32 ‘Related party transactions’ in our Annual Report 2011 and Note 32 ‘Related party transactions’ in our Annual Report 2010.

There have not been and are no loans to members of the Board of Directors or Executive Management in 2011, 2010 and 2009.

INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8	FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The financial statements required by this item accompany this annual report in the form of the Novo Nordisk Annual Report 2011 (see Exhibit no. 15.1).

Legal proceedings
Reference is made to Note 31 ‘Commitments and contingencies’ in the Annual Report 2011 regarding legal proceedings.

Dividend policy
At the Annual General Meeting on March 21, 2012, the Board of Directors will propose a dividend of DKK 14.00 per share corresponding to a pay-out ratio of 45%. No dividends will be paid on the Company’s holding of its treasury shares. It is the intention of the Board of Directors that the payout ratio of Novo Nordisk should be at the level of comparable pharmaceutical companies.

SIGNIFICANT CHANGES

No significant events have occurred since the date of the annual financial statements. For description of important events and achievements in the financial year of 2011, reference is made to ‘Our 2011 accomplishments and results’, on pages 2-15 in our Annual Report 2011.

ITEM 9	THE OFFER AND LISTING

Offer and listing details
The table below sets forth for the calendar periods indicated, in the first two columns, high and low prices for the B shares as reported by the NASDAQ OMX Copenhagen and, in the third and fourth columns, high and low ADR prices as reported by the New York Stock Exchange.

Back to Contents

Following the change in trading units as of 3 December 2007, all quotes are restated to reflect the new trading unit of DKK 1 per B share and a ratio of B shares to ADRs of 1:1.

	DKK per B share		USD per ADR

	High	Low	High	Low

2007	349	231	68.73	38.84
2008	353	246	73.73	41.90
2009	350	235	70.00	41.35
2010	645	331	113.77	63.85
2011	703	507	132.88	94.58

2010
1st Quarter	449	331	79.75	63.85
2nd Quarter	519	410	85.86	73.16
3rd Quarter	554	479	99.75	80.55
4th Quarter	645	483	113.77	89.87

2011
1st Quarter	703	603	129.26	110.00
2nd Quarter	678	605	132.88	114.62
3rd Quarter	674	507	128.05	96.00
4th Quarter	663	513	115.69	94.58
July 2011	674	633	128.05	120.58
August 2011	644	507	123.29	97.81
September 2011	582	521	108.64	96.00
October 2011	590	513	111.74	94.58
November 2011	630	552	113.95	101.73
December 2011	663	612	115.69	109.70
January 2012	701	648	121.50	114.13
February 2, 2012	716	671	124.33	118.96

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

American Depositary Receipts (‘ADRs’) representing the B shares, as evidenced by American Depositary Receipts issued by JP Morgan Chase Bank of New York, as the Depositary, have been listed

Back to Contents

on the New York Stock Exchange since 1981. As of December 31, 2011, 45,584,469 B share equivalents (representing 10.17% of the outstanding B shares, adjusted for the treasury shares) were held in the form of ADRs.

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

General
Novo Nordisk A/S is a limited liability company organized under the laws of Denmark and registered in the Danish Central Business Register under CVR number 24256790. Novo Nordisk A/S’s objects are to carry out research and development and to manufacture and commercialize pharmaceutical, medical and technical products and services as well as any other activity related thereto as determined by its Board of Directors. It strives to conduct its activities in a financially, socially, and environmentally responsible way. Novo Nordisk A/S’s objects are set out in Article 2 of its Articles of Association.

Powers of the Board of Directors
All members of the Board of Directors have equal voting rights, and all resolutions are passed by a simple majority of votes. However, in the event of a tie, the Chairman shall have the casting vote. The Board of Directors forms a quorum when a majority of its members is present.

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

Back to Contents

The remuneration of the Board of Directors must be approved by Novo Nordisk A/S’s shareholders at a General Meeting.

According to Novo Nordisk A/S’ Articles of Association a person cannot be nominated for election or re-election if such person has reached the age of 70 at the time of the General Meeting.

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

Subject to the preference mechanism described above, the A shares and the B shares rank as equal in the event of a return on capital by the company. Upon a winding-up, liquidation or otherwise, the B shares rank ahead of the A shares with regard to payment of each share’s nominal amount. All shares rank as equal in respect of further distributions from a winding-up.

Each A share of DKK 1 carries 1,000 votes and each B share of DKK 1 carries 100 votes at the General Meeting. A shares are non-negotiable instruments whereas B shares are negotiable instruments.

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

Changes in shareholders’ rights
Changes in the rights of holders of A shares or B shares require an amendment of the Articles of Association. Unless stricter requirements are made under the Danish Companies Act for any such resolution to be passed, (i) at least 2/3 of the total number of votes in Novo Nordisk A/S shall be represented at the General Meeting, and (ii) at least 2/3 of the votes cast and of the voting share capital shall vote in favor of such a resolution. If the quorum requirement in (i) is not fulfilled, the Board of Directors shall within two weeks convene another General Meeting at which the resolution may be passed irrespective of the number of votes represented.

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

Back to Contents

General Meetings shall be called by the Board of Directors not earlier than five weeks and not later than three weeks prior to the General Meeting. The notice calling such General Meeting, stating the agenda for the meeting, shall be published on the Company’s website: novonordisk.com. The notice convening the meeting shall also be forwarded in writing to all shareholders entered in the Register of Owners who have so requested and be advertised in the IT system of the Danish Commerce and Companies Agency.

A shareholder’s right to attend and vote at a General Meeting shall be determined by the shares which such shareholder owns at the record date. The record date shall be one week prior to the General Meeting. The shares held by each shareholder at the record date shall be calculated based on the registration of the shareholder’s shares in the Register of Owners as well as any notification received by the Company with respect to registration of shares in the Register of Owners, which have not yet been entered in the Register of Owners. Any shareholder who is entitled to attend the General Meeting as previously described and who wants to attend the General Meeting is required to apply for an admission card to such General Meeting not later than three days prior to the date of such General Meeting.

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

Ownership disclosure
According to the Danish Securities Trading Act, a shareholder of Novo Nordisk A/S must disclose their ownership if they own more than 5% of the voting rights and share capital. Also, shareholders must disclose change in holdings already notified if these changes entail that thresholds of 5%, 10%, 15%, 20%, 25%, 50% or 90% and 1/3 and 2/3 of the voting rights or share capital are crossed.

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

Back to Contents

TAXATION

Danish Taxation
The following summary outlines certain Danish tax consequences to U.S. Holders (defined below):

Withholding Tax
Generally, Danish withholding tax is deducted from dividend payments to U.S. Holders at a 27% rate by 2012, the rate generally applicable to non-residents in Denmark without regard to eligibility for a reduced treaty rate. Under the current Convention between the Government of the United States of America and the Government of the Kingdom of Denmark for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income (the ‘Current Convention’), however, the maximum rate of Danish tax that may be imposed on a dividend paid to a U.S. Holders that does not have a ‘permanent establishment’ (as defined therein) in Denmark is generally 15% and, for certain pension funds, 0% (each, the ‘Treaty Rate’). U.S. Holders eligible for the Treaty Rate may apply to the Danish tax authorities to obtain a refund to the extent that the amount withheld reflects a rate in excess of the Treaty Rate (any such amount, the ‘Excess Withholding Tax’).

The Danish tax authorities have approved a simplified withholding tax refund procedure for U.S. Holders of ADRs entitled to the benefits of the Current Convention. Under the simplified refund procedures, U.S. Holders of ADRs that provide a properly completed Internal Revenue Service (‘IRS’) Form 6166 to the Depositary within a sufficient time prior to the dividend payment date will receive the Excess Withholding Tax upon the receipt of the dividend. U.S. Holders of ADRs that provide a properly completed Form 6166 to the Depositary after the dividend payment date, but no later than four months following such date, will receive a refund from the Depositary of the Excess Withholding Tax after the dividend payment date. U.S. Holders of ADRs that do not provide IRS Form 6166 to the Depositary within the period ending four months after the dividend payment date may claim a refund of the Excess Withholding Tax by filing a properly completed Danish Dividend Tax claim form 06.008 and a properly completed IRS Form 6166 with the Danish tax authorities within the three-year period following the year in which the dividend was paid.

Sale or Exchange of ADRs or B shares
Any gain or loss realized on the sale or other disposition of ADRs or B shares by U.S. Holder that is not a resident of Denmark or a corporation that is doing business in Denmark is not subject to Danish taxation. In addition, any non-resident of Denmark may remove from Denmark any convertible currency representing the proceeds of the sales of ADRs or B shares in Denmark.

U.S. Taxation
The following summary outlines certain U.S. tax consequences for U.S. Holders (defined below) of owning and disposing of ADRs or B shares. A ‘U.S. Holder’ is a holder who, for U.S. federal income tax purposes, is a beneficial owner of ADRs or B shares that is eligible for the benefits of the Current Convention and is (i) a citizen or individual resident of the United States, (ii) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof, or (iii) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source. This discussion applies only to a U.S. Holder that holds ADRs or B shares as capital assets for U.S. tax purposes and does not apply to persons that own or are deemed to own 10% or more of Novo Nordisk voting stock. In addition, this discussion does not describe all of the tax consequences or potentially different tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances. This discussion assumes that the Company is not, and will not become, a passive foreign investment company for U.S. federal income tax purposes.

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

Sale or Exchange of ADRs or B shares
A U.S. Holder will recognize capital gain or loss for U.S. federal income tax purposes on a sale or other disposition of ADRs or B shares, which will be long-term capital gain or loss if the U.S. Holder held the ADRs or B shares for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the ADRs or B shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. Such gain or loss will generally be U.S. source gain or loss for foreign tax credit purposes.

Information Reporting and Backup Withholding
Payments of dividends and sales proceeds that are made within the United States or through certain U.S. related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii)

Back to Contents

in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that they are not subject to backup withholding.

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

Copies of the Form 20-F as well as the Annual Report 2011 can be downloaded from the Investors pages at novonordisk.com. The content of this website is not incorporated by reference into this Form 20-F. The Form 20-F is also filed and can be viewed via EDGAR on www.sec.gov.

SUBSIDIARY INFORMATION

Not applicable.

ITEM 11	QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISKS

Financial exposure and financial risk management
For a description and discussion of the Company’s foreign exchange risk management, interest risk management, counterparty risk management and equity price risk management, reference is made to Note 27 ‘Financial risk’ and the section on ‘Risk management’ on pages 22-24 in the Annual Report 2011.

Sensitivity analysis
When conducting a sensitivity analysis, the Group assesses the change in fair value on the market-sensitive instruments following hypothetical changes in market rates and prices. The rates used to mark-to-market the instruments are market data as of December 31, 2011.

Interest rate sensitivity analysis

For information on Interest rate sensitivity analysis in the financial year of 2011, reference is made to Note 27 ‘Financial risk’ in the Annual Report 2011.

Foreign exchange sensitivity analysis

For information on Foreign exchange sensitivity analysis in the financial year of 2011, reference is made to Note 27 ‘Financial risk’ and the section on ‘Risk management’ on pages 22-24 in the Annual Report 2011.

Back to Contents

ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

ITEM 12A	DEBT SECURITIES

Not applicable.

ITEM 12B	WARRANTS AND RIGHTS

Not applicable.

ITEM 12C	OTHER SECURITIES

Not applicable.

ITEM 12D	AMERICAN DEPOSITARY SHARES

Novo Nordisk’s American Depositary Receipt (‘ADR‘) program is administered by J.P. Morgan Depositary Receipts Group, JPMorgan Chase Bank, N.A., 4 One Chase Manhattan Plaza, New York, U.S., as depositary.

The ADRs are traded under the code NVO on the New York Stock Exchange and the underlying security is the Novo Nordisk B share, NOVOb on the NASDAQ OMX Copenhagen. Each ADR represents one deposited Novo Nordisk B share. One ADR carries the same voting rights as one Novo Nordisk B share. The depositary distributes relevant notices, reports and proxy materials to the holders of the ADRs. When dividends are paid to shareholders, the depositary converts the amounts into U.S. dollars and distributes the dividends to the holders of the ADRs. No fees are charged to the holders of the ADRs in relation to these procedures.

The holder of an ADR has to pay the following fees and charges related to services in connection with the ownership of the ADR:

Service	Fee
Issuance or delivery of an ADR, surrendering of an ADR for delivery of a Novo Nordisk B share, cancellation of an ADR, including issuance, delivery, surrendering or cancellation in connection with share distributions, stock splits, rights and mergers	A maximum of USD 5.00 for each 100 ADRs (or portion thereof), to be paid to the depositary
Transfer of the Novo Nordisk B shares from the Danish custodian bank to the holder of the ADR’s account in Denmark	USD 20.00 cabling fee per transfer, to be paid to the depositary
Taxes and other governmental charges the holder of the ADR has to pay on any ADR or share underlying the ADR	As necessary

J.P. Morgan, as depositary, has agreed to reimburse certain reasonable expenses related to Novo Nordisk’s ADR program and incurred by Novo Nordisk in connection with the program. In the year ended December 31, 2011, the depositary reimbursed USD 500,000 for costs related to investor relations programs and special investor relations promotional activities, and waived costs of USD 35,000 related to the maintenance of the ADR program and other services. The amounts the depositary reimbursed are not related to the amount of fees collected by the depositary from ADR holders.

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

Novo Nordisk Management has evaluated the Company’s disclosure controls and procedures as of December 31, 2011. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective at the reasonable assurance level for gathering, analyzing and disclosing the information the Company is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms.

In designing and evaluating the disclosure controls and procedures, Management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

Report of Novo Nordisk Management on Internal Control over Financial Reporting
Novo Nordisk’s Board of Directors and Executive Management are responsible for establishing and maintaining adequate internal control over financial reporting. The Novo Nordisk Group’s internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements.

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

Novo Nordisk Management assessed the effectiveness of the Group’s internal control over financial reporting as of December 31, 2011. In making this assessment, they used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (‘COSO’). Based on this assessment the Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2011, the Novo Nordisk Group’s internal control over financial reporting is effective based on those criteria.

Back to Contents

The effectiveness of internal control over financial reporting as of December 31, 2011 has been audited by PricewaterhouseCoopers, Statsautoriseret Revisionspartnerselskab, Denmark, an independent registered public accounting firm, as stated on page 43 of this Form 20-F.

Changes in internal controls over financial reporting
There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A	AUDIT COMMITTEE FINANCIAL EXPERTS

The Audit Committee has three members elected by the Board among its members. All members qualify as independent as defined by the U.S. Securities and Exchange Commission (‘SEC’). One member is designated as chairman and all members are designated as Audit Committee Financial Experts as defined by the SEC.

In March 2011, the board elected the following individuals to the Audit Committee: Kurt Anker Nielsen (Audit Committee Chairman and Financial Expert), Hannu Ryöppönen (Audit Committee Member and Financial Expert) and Jørgen Wedel (Audit Committee Member and Financial Expert).

ITEM 16B	CODE OF ETHICS

Novo Nordisk has a vision and a set of essentials named the Novo Nordisk Way. The Novo Nordisk Way describes who we are, where we want to go and how we work. The Novo Nordisk Way is principle-based and describes corporate essentials and the required values and mindset of employees on business conduct and ethics including a number of the topics required by the Sarbanes-Oxley Act and the NYSE Listed Company Manual. In addition to the Novo Nordisk Way, a number of policies and related procedures have been established including a business ethics policy and related business ethics procedures where the requirements requirements for how to conduct business in Novo Nordisk are outlined.

For further information on the Novo Nordisk Way, reference is made to page 17 in the Annual Report 2011 and to Novo Nordisk’s website at novonordisk.com (the contents of the website are not incorporated by reference into this Form 20-F).

ITEM 16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Reference is made to Note 5 ‘Fees to statutory auditors’ in our Annual Report 2011 regarding fees paid to our statutory auditors.

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

Audit-related fees
Fees for audit-related services consist of fees billed for assurance and related services that are related to the performance of the audit or review of the Company’s social and environmental reporting included in the Annual Report and include consultations concerning financial accounting, reporting standards and financial due diligence.

Back to Contents

Tax fees
Fees for tax advisory services include fees billed for tax compliance services, tax consultations, such as assistance and representation in connection with tax audits and appeals, transfer pricing and tax planning services.

All other fees
Fees for all other services comprise fees billed for other permitted services such as audit or review opinions rendered to third parties regarding the Company’s compliance with contracts, compliance reviews in connection with healthcare laws and regulations and assessment of their impact on the distribution chain, reviews of business continuity plans, IT crisis management plans, HR Benchmark reports and reviews of the risk management process.

Pre-approval policies
The Audit Committee assesses and pre-approves all audit and non-audit services provided by the statutory auditors. The pre-approval includes the type of service and a fee budget. Furthermore, the Audit Committee receives a quarterly update on actual services provided and fees realized.

ITEM 16D	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

2011	Total Number of Shares Purchased (a)*	Average Price Paid per Share in DKK (b)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (c)	Maximum Approximate Value of Shares that may yet be purchased under the Plans or Programs in DKK (d)
January 1–31	—	—		12.000.000.000
February 1–28	1,047,000	647.52	1,047,000	11,322,041,872
March 1–31	1,149,500	658.44	2,196,500	10,565,167,129
April 1–30	976,838	656.78	3,173,338	9,923,602,799
May 1–31	1,039,500	644.73	4,212,838	9,253,404,535
June 1–30	1,041,000	629.80	5,253,838	8,597,784,718
July 1–31	838,000	652.80	6,091,838	8,050,737,984
August 1–31	6,210,215	567.63	12,302,053	4,525,618,834
September 1–30	1,545,201	549.09	13,847,254	3,677,159,886
October 1–31	1,258,951	537.14	15,106,205	3,000,931,363
November 1–30	1,760,000	595.33	16,866,205	1,953,148,416
December 1–31	1,395,000	637.83	18,261,205	1,062,934,549
Total	18,261,205	598.92	18,261,205	1,062,934,549

*ref (a); All shares purchased through a publicly announced program.

Note to column (a) and (d)
The Board of Directors has an authorization from the annual shareholders’ meeting to buy up to 10% of the share capital at the price quoted at the time of the purchase with a deviation of up to 10%.

Under this authorization a share repurchase program of DKK 10 billion originally initiated in January 2011 and increased by DKK 2 billion in October 2011 to a total of DKK 12 billion, was completed in January 2012. The shares have been purchased through a bank directly in the market or directly from named shareholders such as Novo A/S.

Back to Contents

Notes to columns (c) and (d)
In order to maintain capital structure flexibility, the Board of Directors intends to propose at the Annual General Meeting on March 21, 2012, a reduction in the B share capital, by cancellation of 20,000,000 million shares (nominal value DKK 1) of current treasury B shares, to DKK 452,512,800. This would correspond to a 3.4% reduction of the total share capital.

ITEM 16F	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G	CORPORATE GOVERNANCE

Novo Nordisk is a foreign private issuer whose ADRs are listed on the New York Stock Exchange (the ’NYSE‘). As such, Novo Nordisk is required to comply with U.S. securities laws, including the Sarbanes-Oxley Act and the NYSE Corporate Governance Standards except that as permitted under these standards, Novo Nordisk continues to apply Danish corporate governance practices in certain areas.

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
Rule 2.(a)
No director qualifies as ’independent‘ unless the board of directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company). Companies must identify which directors are independent and disclose the basis for that determination.

Under the Danish Corporate Governance Recommendations, at least a majority of the elected members of the board, excluding any members that have been elected by employees of the company, must be independent. Employees are entitled to be represented by half of the total number of board members elected at the general meeting.

The Board has determined whether board members qualify as independent under the Danish Corporate Governance Recommendations. The Board has also determined whether the board members, who are members of the Audit Committee, qualify as independent under Rule 10A-3 under the Securities Exchange Act. Such determination is disclosed in the Annual Report. Further, the Annual Report provides detailed and individual information regarding the board members, but it does not explicitly identify which board members the Board considers independent under NYSE Corporate Governance Standards.

Back to Contents

Rule 2.(b)(i)
In addition, a director is not independent if the director is, or has been within the last three years, an employee of the listed Company, or an immediate family member is, or has been within the last three years, an executive officer, of the listed Company.

Rule 303A.02 defines ’listed company‘, for purposes of the independence standards, to include ‘any parent or subsidiary in a consolidated group with the listed company or such other company as is relevant to any determination under the independence standards set forth in this Section 303A.02(b).

One board member currently serves as executive of the majority shareholder, Novo A/S, and thus may be deemed as being non-independent. Also, four employees have in accordance with the requirements in the Danish Companies Act been elected as board members by the Danish employees of the company.

No other board member or the board member’s immediate family members have within the last three years been an employee or executive of Novo Nordisk or any parent or subsidiary in a consolidated group with Novo Nordisk.

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

Definition of ’listed company‘ is identical to what is stated under Rule 2.(b)(i). One board member serves as executive of the majority shareholder, Novo A/S, and thus may be deemed as being non-independent due to the receipt of remuneration as executive of Novo A/S.

No other board member or immediate family member receives or has received such fees from Novo Nordisk.

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

The Chairmanship serves as nomination committee and presents proposals to the Board. However, Novo Nordisk has not established a separate nomination committee

Back to Contents

because Novo Nordisk believes that each board member must have the opportunity to contribute actively to discussions and have access to all relevant information about nomination. To review the current board composition Novo Nordisk has established an ad hoc nomination committee, which consists of the Chairmanship supplemented with two other board members.

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

Rule 7.(b)(i) Rule 7.(b)(i)(A)
The audit committee must have a written charter that addresses the committee’s purpose – which, at minimum, must be to:
assist board oversight of (1) the integrity of the Company’s financial statements, (2) the Company’s compliance with legal and regulatory requirements, (3) the independent auditor’s qualifications and independence, and (4) the performance of the Company’s internal audit function and independent auditors; and

The Audit Committee charter addresses the Committee’s purpose.

As stated in the charter, the Audit Committee is, amongst other things, responsible for oversight of and reporting to the Board on the elements described in the recommendation except compliance with legal and regulatory requirements which only consists of business ethics compliance.

Rule 8	Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto.
The Remuneration Principles are approved by the Annual General Meeting. The Remuneration Principles describe the framework for incentive programs for the Board and Executive Management. All incentive programs offered to the Board and/or Executive Management shall comply with this framework. However, under Danish law, the practice

Back to Contents

of voting on equity-compensation plans is not contemplated and accordingly, equity compensation plans are only subject to shareholder approval if it results in the issuance of new shares (and not if treasury shares are used).

Rule 10
Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.

According to NYSE commentary, a code of business conduct and ethics shall include:
•   Conflicts of interest.
•   Corporate opportunities.
•   Confidentiality.
•   Fair dealing.
•   Protection and proper use of company assets
•   Compliance with laws, rules and regulations (including insider-trading laws).
•   Encouraging the reporting of any illegal or unethical behaviour.

Novo Nordisk has a framework of rules and guidelines, including but not limited to the Novo Nordisk Way, which describe corporate values and required mindsets on business conduct and ethics.

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

The financial statements required by this item accompany this annual report in the form of the Novo Nordisk Annual Report 2011 (see Exhibit no. 15.1).

RECONCILIATION OF NON-IFRS FINANCIAL MEASURES

In the Annual Report 2011, Novo Nordisk discloses certain financial measures of the Group’s financial performance, financial position and cash flows that reflect adjustments to the most directly comparable measures calculated and presented in accordance with IFRS. These non-IFRS financial measures may not be defined and calculated by other companies in the same manner and may thus not be comparable with such measures:

The non-IFRS financial measures presented in the Annual Report 2011 are:

•	Free cash flow;
•	Cash to earnings;
•	Operating profit after tax to net operating assets;
•	Financial resources at the end of the year.

Free cash flow
Novo Nordisk defines free cash flow as ‘net cash generated from operating activities less net cash used in investing activities’ excluding ‘Net change in marketable securities’.

Management believes free cash flow is an important liquidity metric because it measures, during a given period, the amount of cash generated that is available to make investments, fund acquisitions and for certain other activities. A positive free cash flow shows that the Group is able to finance its activities and that external financing is thus not necessary for the Group’s operating activities. Therefore, management believes that this non-IFRS liquidity measure provides useful information to investors in addition to the most directly comparable IFRS financial measure ‘Net cash generated from operating activities’.

The following table shows a reconciliation of free cash flow to ‘Cash flow from operating activities’.

Reconciliation of free cash flow

DKK Million	2011	2010	2009
Free cash flow	18,112	17,013	12,332
+ Net change in marketable securities	(197)	(2,913)	—
+ Net cash used in investing activities	3,459	5,579	3,046
= Cash flow from operating activities	21,374	19,679	15,378

Cash to earnings
Cash to earnings is defined as ‘free cash flow as a percentage of net profit’.

Management believes that Cash to earnings is an important performance metric because it measures the Group’s ability to turn earnings into cash and is, therefore, in the eyes of management a meaningful measure for investors to understand the development of the Group’s net cash generated from operating activities. Because management wants this measure to capture the ability of the Group’s operations to generate cash, free cash flow is used as the numerator instead of net cash flow.

Back to Contents

The following table shows the reconciliation of Cash to earnings to the most comparable IFRS financial measure ‘Cash flow from operating activities/earnings in %’:

Reconciliation of cash to earnings

DKK Million	2011	2010	2009
Free cash flow	18,112	17,013	12,332
/ Net profit (as reported in Annual Report)	17,097	14,403	10,768
= Cash to earnings (as reported in the Annual Report) in %	105.9%	118.1	114.5%
Net cash generated from operating activities	21,374	19,679	15,378
/ Net profit (as reported in the Annual Report)	17,097	14,403	10,768
= Cash flow generated from operating activities / Net profit in %	125.0%	136.6	142.8%

Operating profit after tax to net operating assets
Operating profit after tax to net operating assets is defined as ‘operating profit after tax (using the effective tax rate) as a percentage of average stocks, debtors, tangible, intangible fixed assets and deferred tax assets less non-interest bearing liabilities including provisions and deferred tax liabilities (where average is the sum of above assets and liabilities at the beginning of the year and at year-end divided by two)’.

Management believes Operating profit after tax to net operating assets is a useful measure in providing investors and management with information regarding the Group’s performance. The calculation of the financial target Operating profit after tax to net operating assets is a widely accepted measure of earnings efficiency in relation to total capital employed. Management believes that the income level relative to total capital employed, as measured by Operating profit after tax to net operating assets, is an effective measure of increases or decreases, as the case may be, in shareholder value generation.

The following table reconciles Operating profit after tax to net operating assets with ‘Operating profit/equity in %’, the most directly comparable IFRS financial measure:

Reconciliation of Operating profit after tax to net operating assets

DKK Million	2011	2010	2009
Operating profit after tax	17,452	14,886	11,498
/ Average non-interest bearing balance sheet items	22,406	23,390	24,329
= Operating profit after tax to net operating assets (as reported in the Annual Report) in %	77.9%	63.6%	47.3%

Back to Contents

Numerator
Reconciliation of Operating profit after tax to Operating profit
Operating profit after tax	17,452	14,886	11,498
/ (1 minus effective tax rate) in %	78.0%	78.8%	77.0%
= Operating profit (as reported in the Annual Report)	22,374	18,891	14,933
Denominator
Reconciliation of Average non-interest bearing balance sheet items to Equity
Non-interest bearing balance sheet items at the beginning of the year	22,841	23,939	24,719
+ Non-interest bearing balance sheet items at the end of the year	21,970	22,841	23,939
/ 2
= Average non-interest bearing balance sheet items as used in Operating profit after tax to net operating assets	22,406	23,390	24,329
Non-interest bearing balance sheet items at the end of the year	21,970	22,841	23,939
+ Investments in associated companies	39	43	176
+ Other financial assets	234	254	182
+ Marketable securities	4,094	3,926	1,013
+ Derivative financial instruments	48	108	517
+ Cash at bank and in hand	13,408	12,017	11,296
- Loans	(502)	(504)	(970)
- Current debt	(351)	(562)	(264)
- Derivative financial instruments	(1,492)	(1,158)	(155)
= Equity (as reported in the Annual Report)	37,448	36,965	35,734
Operating profit (as reported in Annual Report)	22,374	18,891	14,933
/ Equity	37,448	36,965	35,734
= Operating profit/Equity in %	59.7%	51.1%	41.8%

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

Reconciliation of financial resources at the end of the year

DKK Million	2011	2010	2009
Financial resources at the end of the year	21,983	20,359	16,512
- Marketable securities at the end of the year	(4,094)	(3,926)	(1,013)
- Undrawn committed credit facilities	(4,832)	(4,473)	(4,465)
= Cash and cash equivalents at the end of the year (as reported in the Annual report)	13,057	11,960	11,034

Back to Contents

ITEM 18	FINANCIAL STATEMENTS

See response to Item 17.

Back to Contents

ITEM 19	EXHIBITS

a. Annual Report

The following pages from our Annual Report 2011, furnished to the SEC on Form 6-K, dated February 8, 2012, are incorporated by reference into this Form 20-F. The content of websites, scientific articles and other sources referenced on these pages are not incorporated by reference into this Form 20-F.

Page(s) in the Annual Report

Our 2011 accomplishments and results	2-15
Our business	18
Pipeline overview	26-27
Corporate governance	41-43
Risk management	22-24
Executive remuneration	45-47
Board of Directors	48-50
Executive Management	51
Share and capital structure	52-54
Consolidated Income Statement and Statement of Comprehensive Income for the years ended 31 December 2009, 2010 and 2011	56
Consolidated Balance sheet as of 31 December 2010 and 2011	57
Consolidated Statement of cash flows for the years ended 31 December 2009, 2010 and 2011	58
Consolidated Statement of changes in equity for the years ended 31 December 2010 and 2011	59
Notes to the Consolidated financial statements	60-90
Companies in the Novo Nordisk Group	89-90
Statement by the Board of Directors and Executive Management on the Annual Report	109

Back to Contents

b. Exhibits

List of exhibits:

Exhibit No.	Description	Method of filing

1.1	Articles of Association of Novo Nordisk A/S	Incorporated by reference to the Registrant’s Report furnished to the SEC on Form 6-K on 8, 2011.
8.1	Companies in the Novo Nordisk Group	Incorporated by reference to pages 89-90 of our Annual Report 2011 filed on Form 6-K dated February 8, 2012.
12.1	Certification of Lars Rebien Sørensen, President and Chief Executive Officer of Novo Nordisk, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed together with this Form 20-F for 2011.
12.2	Certification of Jesper Brandgaard, Executive Vice President and Chief Financial Officer of Novo Nordisk, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed together with this Form 20-F for 2011.
13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Filed together with this Form 20-F for 2011.
15.1	Extracts from Registrant’s Annual Report for the fiscal year ended December 31, 2011.	Incorporated by reference to the portions of Registrant’s Report furnished to the SEC on Form 6-K on February 8, 2012 identified in Item 19.a of this Form 20-F.
15.2	Extracts from Registrant’s Annual Report for the fiscal year ended December 31, 2010.	Incorporated by reference to the portions of the Registrant’s Report furnished to the SEC on Form 6-K on February 14, 2011 identified in Item 19.a of the Form 20-F on February 14, 2011.
15.3	Consent of independent registered public accounting firm.	Filed together with this Form 20-F for 2011.

Back to Contents

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Novo Nordisk A/S

In our opinion, the Consolidated Financial Statements listed in the accompanying index appearing under Item 19 (pages 56-90) present fairly, in all material respects, the financial position of Novo Nordisk A/S and its subsidiaries (the Company) as of 31 December 2011 and 31 December 2010, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2011 expressed in DKK and incorporated by reference to the Registrant’s Annual Report (the pages 56-90 listed in Item 19 of the Form 20-F) furnished to the SEC on Form 6-K dated 8 February 2012 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB), and with International Financial Reporting Standards as adopted by the EU. Also in our opinion, the Company has maintained, in all material respects, effective internal control over financial reporting as of 31 December 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Novo Nordisk Management on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers
Statsautoriseret Revisionspartnerselskab
Bagsværd, Denmark
February 1, 2012

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

Bagsværd, Denmark
Dated: February 8, 2012