Form 20-F/A
period 2011-12-31
NOVO NORDISK A S
filed 2012-02-08
CIK 353278

Back to Contents

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
Amendment No. 1

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

Yes                 No

Back to Contents

EXPLANATORY NOTE

This Annual Report on Form 20-F/A ("Amended Form 20-F") is being filed by the Registrant as Amendment No. 1 to its Annual Report on Form 20-F for the year ended December 31, 2011, which was inadvertently filed with the Securities and Exchange Commission on February 6, 2012 due to an administrative error (the "Original Filing"). This Amended Form 20-F is intended to replace in its entirety the Original Filing, including without limitation any exhibits thereto.

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

Back to Contents

b. Exhibits

List of exhibits:

Exhibit No.	Description	Method of filing

1.1	Articles of Association of Novo Nordisk A/S	Incorporated by reference to the Registrant’s Report furnished to the SEC on Form 6-K on May 5, 2011.
8.1	Companies in the Novo Nordisk Group	Incorporated by reference to pages 89-90 of our Annual Report 2011 filed on Form 6-K dated February 8, 2012.
12.1	Certification of Lars Rebien Sørensen, President and Chief Executive Officer of Novo Nordisk, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed together with this Form 20-F for 2011.
12.2	Certification of Jesper Brandgaard, Executive Vice President and Chief Financial Officer of Novo Nordisk, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed together with this Form 20-F for 2011.
13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Filed together with this Form 20-F for 2011.
15.1	Extracts from Registrant’s Annual Report for the fiscal year ended December 31, 2011.	Incorporated by reference to the portions of Registrant’s Report furnished to the SEC on Form 6-K on February 8, 2012 identified in Item 19.a of this Form 20-F.
15.2	Extracts from Registrant’s Annual Report for the fiscal year ended December 31, 2010.	Incorporated by reference to the portions of the Registrant’s Report furnished to the SEC on Form 6-K on February 14, 2011 identified in Item 19.a of the Form 20-F on February 14, 2011.
15.3	Consent of independent registered public accounting firm.	Filed together with this Form 20-F for 2011.

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