Form 20-F
period 2012-12-31
NOVO NORDISK A S
filed 2013-02-06
CIK 353278

Back to Contents

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2012

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

Jesper Brandgaard
Executive Vice President and Chief Financial Officer
Tel: +45 4444 8888
E-mail: jbr@novonordisk.com
Novo Allé
DK-2880 Bagsværd
Denmark
(Name, Telephone, E-mail and Address of Company Contact Person)

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

A shares, nominal value DKK 1 each:	107,487,200
B shares, nominal value DKK 1 each:	452,512,800

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes                 No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes                 No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days,

Yes                 No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes                 No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer    Accelerated filer     Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

Yes                 No

Back to Contents

Back to Contents

INTRODUCTION

In this Form 20-F the terms ‘the Company’, ‘Novo Nordisk’ and ‘the Group’ refer to the parent company Novo Nordisk A/S together with its consolidated subsidiaries. The term ‘Novo Nordisk A/S’ is used when addressing issues specifically related to this legal entity.

Throughout this Form 20-F the Company incorporates information on the various items by reference to its Annual Report 2012 and Annual Report 2011. Therefore the information in this Form 20-F should be read in conjunction with our Annual Report 2012 and Annual Report 2011, which were furnished to the SEC on Form 6-K on February 6, 2013 and on February 8, 2012, respectively.

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

Words such as ‘believe’, ‘expect’, ‘may’, ‘will’, ‘plan’, ‘strategy’, ‘prospect’, ‘foresee’, ‘estimate’, ‘project’, ‘anticipate’, ‘can’, ‘intend’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance identify forward-looking statements. Examples of such forward-looking statements include, but are not limited to:

•	statements of targets, plans, objectives or goals for future operations, including those related to Novo Nordisk’s products, product research, product development, product introductions and product approvals as well as cooperation in relation thereto

•	statements containing projections of or targets for revenues, costs, income (or loss), earnings per share, capital expenditures, dividends, capital structure, net financials and other financial measures

•	statements regarding future economic performance, future actions and outcome of contingencies such as legal proceedings

•	statements regarding the assumptions underlying or relating to such statements.

With reference to our Annual Report 2012 and the Annual Report 2011, examples of forward-looking statements can be found under the headings, ‘2012 performance and 2013 outlook’ in our Annual Report 2012 and ‘Performance in 2011’ and ‘Outlook 2012’ in our Annual Report 2011, and elsewhere.

These statements are based on current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. Novo Nordisk cautions that a number of important factors could cause actual results to differ materially from those contemplated in any forward-looking statements.

Factors that may affect future results include, but are not limited to, global as well as local political and economic conditions, including interest rate and currency exchange rate fluctuations, delay or failure of projects related to research and/or development, unplanned loss of patents, interruptions of supplies and production, product recall, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk’s products, introduction of competing products, reliance on information technology, Novo Nordisk’s ability to successfully market current and new products, exposure to product liability and legal proceedings and investigations, changes in governmental laws and interpretation thereof, including on reimbursement, intellectual property protection and regulatory controls on testing, approval, manufacturing and marketing, perceived or actual failure to adhere to ethical marketing practices, investments in and divestitures of domestic and foreign companies, unexpected growth in expenditure, failure to recruit and retain the right employees, and failure to maintain a culture of compliance.

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

PART I

ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3	KEY INFORMATION

SELECTED FINANCIAL DATA

IFRS figures in DKK millions, except share and American Depositary Receipts (‘ADR’) data	2012	2011	2010	2009	2008
Net sales	78,026	66,346	60,776	51,078	45,553
Operating profit from continuing operations	29,474	22,374	18,891	14,933	12,373
Operating profit	29,474	22,374	18,891	14,933	12,373
Net profit from continuing operations	21,432	17,097	14,403	10,768	9,645
Net profit	21,432	17,097	14,403	10,768	9,645
Earnings per share/ADR	39.09	30.24	24.81	17.97	15.66
Total assets	65,669	64,698	61,402	54,742	50,603
Net assets	40,632	37,448	36,965	35,734	32,979
Capital stock	560	580	600	620	634
Treasury stock	(17)	(24)	(28)	(32)	(26)
Dividends per share/ADR	18.00*	14.00	10.00	7.50	6.00
Dividends per share/ADR in USD	3.18*	2.44	1.78	1.45	1.14
Diluted earnings per share/ADR	38.85	29.99	24.60	17.82	15.54
Number of shares (million)	560	580	600	620	634

*)	Proposed dividend per share. For USD translation the exchange rate at December 28, 2012 from Danmarks Nationalbank (The Central Bank of Denmark) is used (USD 1 = DKK 5.6591)

Reference is made to ‘Consolidated financial, social and environmental statements 2012’, pages 55-103 in our Annual Report 2012 for further data.

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

Back to Contents

Month	High	Low

July 2012	6.1537	5.9035
August 2012	6.0772	5.9086
September 2012	5.9287	5.6934
October 2012	5.7897	5.6854
November 2012	5.8751	5.7414
December 2012	5.7799	5.6088
January 2013	5.7325	5.5065

Year	Average rate	Period end rate	High	Low

2008	5.0848	5.2849	5.9811	4.6652
2009	5.3504	5.1901	5.9344	4.9218
2010	5.6538	5.6133	6.2286	5.1092
2011	5.3622	5.7456	5.7734	5.0106
2012	5.7972	5.6591	6.1537	5.5266

On January 31, 2013, the latest available date, the Danmarks Nationalbank’s daily official exchange rate was 5.5065.

CAPITALIZATION AND INDEBTEDNESS

Not applicable.

REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

RISK FACTORS

For information on risk factors, reference is made to our Annual Report 2012 ‘Risk overview’ on page 43. In addition to the risks included in the ‘Risk overview’ in our Annual Report 2012, we may be subject to other material risks that as of the date of this report are not currently known to us or that we deem less material at this time. Such risks include the risk that our IT security system may not prevent all forms of unauthorized access to our computer network systems for purposes of misappropriating assets, trade secrets or sensitive information, and the risks arising from current macro-economic conditions including the impact of fiscal austerity measures on our customers.

PCAOB INSPECTION OF OUR INDEPENDENT AUDITORS

With Novo Nordisk being a public company listed in the U.S, our independent public accounting firm, PricewaterhouseCoopers, Statsautoriseret Revisionspartnerselskab, is registered with the Public Company Accounting Oversight Board (“PCAOB”) and therefore required to undergo regular PCAOB inspections to assess the registered accounting firm’s compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC. The PCAOB is currently unable to conduct inspections of Danish auditors’ audit work and procedures without the approval of the Danish authorities, which prevents it from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors who rely on our auditor’s audit report are deprived of the benefits of PCAOB inspections of our auditor.

Back to Contents

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

In November 2000 Novo Nordisk spun off its industrial enzyme division into a separate business, Novozymes A/S. Following the spin off, Novo Nordisk became a focused healthcare company, with close to 90 years of experience in diabetes care. Novo Nordisk also has leading positions within haemophilia care, growth hormone therapy and hormone replacement therapy.

Novo Nordisk’s B shares are listed on NASDAQ OMX Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO).

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

Important events in 2012
Reference is made to ‘Accomplishments and results 2012’, pages 1-14 in our Annual Report 2012 for a description of important events in 2012.

Capital expenditure in 2012, 2011 and 2010
The total net capital expenditure for property, plant and equipment was DKK 3.3 billion in 2012 compared with DKK 3.0 billion in 2011 and DKK 3.3 billion in 2010. The capital expenditure in 2012 was primarily related to the ongoing establishment of a new insulin filling facility in Tianjin, China, expansion of the device capacity in Denmark and the U.S., filling capacity in biopharmaceuticals and new office facilities in Denmark. The investments were financed from cash flow from operating activities. No significant divestitures took place in the period from 2010-2012.

Novo Nordisk expects to invest approximately DKK 3.5 billion in fixed assets in 2013. The expected level of investment in 2013 is primarily related to expansion of production facilities for GLP-1 and devices in Denmark and in the U.S., development of a new biopharmaceutical filling facility in Kalundborg, Denmark, development of a new facility for filling and formulation of insulin products in Kaluga, Russia, finalization of new office facilities in Denmark and the construction of new laboratory facilities in Måløv, Denmark and the installation of laboratory equipment in leased facilities in Beijing, China.

Public takeover offers in respect of the Company’s shares
No such offers occurred during 2012 or 2013 to date.

Back to Contents

BUSINESS OVERVIEW

Novo Nordisk is a global healthcare company and a world leader in diabetes care. The Company has one of the broadest diabetes product portfolios in the industry, including an advanced portfolio of modern insulins as well as a human once-daily GLP-1 analog. In addition, Novo Nordisk also has a leading position within haemophilia care, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. Headquartered in Denmark, Novo Nordisk employs more than 35,000 employees in 75 countries and markets its products in 180 countries.

Reference is made to the section ‘Our business’ on pages 15-43 in the Annual Report 2012.

Segment information
Novo Nordisk is engaged in the discovery, development, manufacturing and marketing of pharmaceutical products and has two business segments: diabetes care and biopharmaceuticals. The diabetes care segment covers insulins, GLP-1, other protein-related products (such as glucagon, protein-related delivery systems and needles), obesity (Novo Nordisk currently has no marketed obesity products) and oral antidiabetic drugs. The biopharmaceuticals segment covers the therapy areas of haemophilia, growth hormone therapy, hormone replacement therapy and inflammation (Novo Nordisk currently has no products marketed within inflammation).

For information on sales by business and geographic segment, reference is made to Note 2.2 ‘Segment information’ in our Annual Report 2012.

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

Market and competition
Novo Nordisk’s insulin and other pharmaceutical products are marketed and distributed through subsidiaries, distributors and independent agents with responsibility for specific geographical areas. The most important markets are North America, China, Japan and the major European countries. In addition, there is an increasing contribution to Novo Nordisk’s total sales from key markets in the sales region International Operations such as Algeria, Argentina, Australia, Brazil, India and Turkey.

Market conditions within the pharmaceutical industry continue to change, including efforts by both private and governmental entities to reduce or control costs generally and in specific therapeutic areas.

Historically, the market for insulin has been more sensitive to the quality of products and services than to price. Most of the countries in which Novo Nordisk sells insulin subsidize or control pricing. During 2012 key markets including the U.S., China and various European countries have experienced an increased pricing pressure due to austerity measures. Additionally, certain European countries and certain countries in our International Operations sales region have also experienced competitive pressure and challenging market conditions. In Japan a bi-annual price cut is mandatory for products that are no longer patent protected. In most markets insulin is a prescription drug.

Back to Contents

The Company enters into numerous contracts with customers, suppliers, agents and industry partners. Some of the most important contracts include: commercial contracts with healthcare providers, in- and out-licensing of patent rights, large tender orders and long-term sub-supplier agreements.

Several of the major international pharmaceutical companies have entered the diabetes market, specifically in the area of oral products for treatment of type 2 diabetes. In the insulin market, Novo Nordisk, Sanofi, France and Eli Lilly, U.S. are the most significant global companies.

The once-daily GLP-1 analogue, Victoza® has now been launched in 62 countries, including countries in Europe from 2009, the U.S. and Japan in 2010 and China in October 2011. In the GLP-1 market, Novo Nordisk and Bristol-Myers Squibb, U.S./AstraZeneca, United Kingdom are the most significant global companies.

Patents
To maintain and expand competitiveness, Novo Nordisk strives for the strongest possible protection for those inventions that are created during the development of new products. Novo Nordisk anticipates that the expiration of certain patents could impact sales within the next two to three years. However, with the continuing transition from human to modern insulins, an increasing proportion of Novo Nordisk’s diabetes care sales in major markets are protected by patents.

For patent information on all Novo Nordisk’s marketed products, reference is made to the section ‘Consolidated social statement’ on page 99 in the Annual Report 2012.

In addition to the compound patents discussed in ‘Consolidated Social Statement’ on page 99 in the Annual Report 2012, Novo Nordisk’s key delivery devices are protected by several patents of which the first will expire in January 2019.

In the following section the patent protection of our key products within each business segment is considered. For key products with recent patent expiration or with patent expiration occurring within the next two to three years, geographical sales splits are provided and factors that may influence the potential impact of competitive product launches are discussed. Note that in addition to the compound patents mentioned, Novo Nordisk has, like other companies engaged in production based upon recombinant DNA technology, obtained licenses under various patents which entitle Novo Nordisk to use processes and methods of manufacturing covered by such patents.

Sales of key products with recent or upcoming patent expiration:

Product	NovoLog®/ NovoRapid®	NovoLog® mix / NovoMix®	Prandin®/ NovoNorm®	NovoSeven®
Total sales in 2012 (in DKK million)	15,693	9,342	2,679	8,933
Geographical split:
North America	58%	27%	47%	49%
Europe	24%	27%	10%	25%
International Operations	9%	18%	6%	17%
Japan & Korea	7%	11%	2%	7%
Region China	2%	17%	35%	2%

Patent situation of key diabetes care products
The total sales of NovoLog®/NovoRapid® were DKK 15,693 million in 2012 (DKK 12,804 million in 2011).

The drug compound patent for NovoLog®/NovoRapid® has expired in Japan and in Europe. The patent in Japan expired in December 2010 and the European patent expired in August 2011. In the U.S. NovoLog®/NovoRapid® is patent protected until December 2014.

Back to Contents

In addition to the drug compound patent, Novo Nordisk holds a formulation patent on NovoLog®/NovoRapid®, which provides coverage until 2017 in all major markets.

The total sales of NovoLog® Mix /NovoMix® were DKK 9,342 million in 2012 (DKK 8,278 million in 2011).

NovoLog® Mix /NovoMix® is protected by patents in Japan, in Europe and in the U.S. In Japan the drug compound patent expires in June 2014, in the U.S. the drug compound patent expires in December 2014 and in Europe the drug compound patent expires on a country-by-country basis throughout 2014 and 2015.

Novo Nordisk holds a formulation patent on NovoLog® Mix /NovoMix® in the U.S., which provides coverage until June 2017.

Today, biosimilar versions of insulin can be approved in the U.S. via the 505(b)(2) pathway, and in the future the 351(k) pathway in the Public Health Service Act is also anticipated to be applicable. In the EU, a biosimilar pathway and guidelines are available for insulins, and the guideline for biosimilar products issued in Japan is also relevant for insulins. However, we believe that the formulation patent for NovoLog®/NovoRapid® in all major markets and for NovoLog® Mix /NovoMix® in the U.S. makes it challenging to develop a biosimilar version of these compounds without infringing Novo Nordisk’s intellectual property. Therefore, we do not anticipate that the expiry of our original compound NovoLog®/NovoRapid® and NovoLog® Mix /NovoMix® patents will have a significant near-term impact on sales, results of operations and liquidity.

The total sales of Prandin®/NovoNorm® were DKK 2,679 million in 2012 (DKK 2,521 million in 2011) and together with other oral antidiabetic products of DKK 79 million in 2012 (DKK 54 million in 2011), the total sales of all Oral antidiabetic products (OAD) were DKK 2,758 million in 2012 (DKK 2,575 million in 2011).

Prandin®/NovoNorm®, an oral antidiabetic drug, is no longer protected as the drug compound patent has expired in all key markets.

In Europe, generic copies of NovoNorm® were first introduced in Germany in 2010 and introductions of generic copies have subsequently been observed, e.g. in France, Italy, Spain and Belgium. During 2012, generic competition has significantly reduced our European sales of NovoNorm® with most of the reduction, varying from country to country, occurring in the first 12 months following the introduction of generic competition. We expect that our European sales of NovoNorm® will continue to erode during 2013 due to generic competition.

In the U.S., Novo Nordisk holds a patent with claims directed toward the treatment of type 2 diabetes using a combination of repaglinide (Prandin®) and metformin. The patent expires in 2018 and is currently being challenged through legal proceedings.

An appeal to the U.S. Court of Appeals for the Federal Circuit on January 19, 2011 of a District Court ruling finding Novo Nordisk’s combination therapy patent to be invalid and unenforceable is fully briefed, and awaiting oral argument. We expect a decision from the U.S. Court of Appeals for the Federal Circuit on the patent appeal during the first half of 2013. Following U.S. Food and Drug Administration (‘FDA’) approval for marketing of a generic repaglinide product in the U.S., we would expect a significant decline in sales of Prandin® within the first 12 months, commensurate with past experience from other branded tablet-based therapies following the introduction of a competing generic product.

In China, NovoNorm® has been exposed to generic competition for several years without significantly impacting our sales. Therefore, we do not expect a significant decline in NovoNorm® sales in China in the short term due to generic competition.

Back to Contents

Patent situation of key biopharmaceuticals products
The total sales of NovoSeven® were DKK 8,933 million in 2012 (DKK 8,347 million in 2011).

The drug compound patent for NovoSeven® has expired in all major markets.

Novo Nordisk holds two formulation patents on the room temperature stable preparation of NovoSeven®, which provides coverage of this formulation until 2023 and 2024, respectively, in all major markets.

The expiry of the drug compound patent has had limited impact on sales of NovoSeven® due to the complexity of the molecular structure of NovoSeven® as well as the complexity relating to the regulatory pathways for ‘biosimilar’ coagulation factors.

The active ingredient in NovoSeven® is a complex molecule, recombinant factor VIIa (‘rFVIIa’). As a coagulation factor, the molecule is a complex protein as determined by its molecular weight and posttranslational modifications including glycosylated forms. We believe these characteristics make it difficult to develop a version that could be shown to be analytically highly similar and have similar safety and efficacy as established for NovoSeven®.

The U.S. Health Care Reform includes the establishment of a regulatory pathway for approving biosimilar versions of originator proteins. Therefore, in the future, a biosimilar version of rFVIIa could be submitted to the FDA as a Biologics License Application (‘BLA’) under 351(k) of the U.S. Public Health Service Act and be approved if it fulfills the requirements, i.e. that the product is ‘biosimilar’ to its reference product and that no clinically meaningful differences between the products in terms of safety, purity and potency are seen.

In Europe, guidelines for the development of biosimilar products have been available since late 2005; however, to date these guidelines do not apply to coagulation factors because of their complexity. The guideline for biosimilar products in Japan includes requirements similar to those established in Europe. In Iran, a biosimilar rFVIIa was approved and launched during 2012. There is to date no information available to assess if the clinical program for this compound could contribute towards fulfilling FDA requirements. To date, we have only seen approvals of competing rFVIIa products in Russia and Iran. As such, we still believe that the expiry of our compound patent for NovoSeven® will continue to have an insignificant impact in the near term on sales, results of operations and liquidity in all geographical segments.

Today, Norditropin® is not covered by a drug compound patent. However, the formulation used is covered by a formulation patent that expires in 2017 in the U.S., Europe and Japan. Furthermore, the pen devices that patients use to inject growth hormone are covered by separate patents. Today, all Novo Nordisk growth hormone products are supplied in pen devices.

Impact of regulation
As a pharmaceutical company, Novo Nordisk depends on government approvals related to production, development, marketing and reimbursement of its products. Important regulatory bodies include the FDA, the European Medicines Agency, the Japanese Ministry of Health, Labour and Welfare and the Chinese State Food and Drug Administration. Treatment guidelines from non-governmental organizations like the European Association for the Study of Diabetes and the American Diabetes Association may also impact the Company.

Novo Nordisk has in December 2012 received, and submitted its response to, a Warning Letter from FDA in relation to an inspection of an aseptic filling facility in Denmark. Novo Nordisk does not expect the letter to have an impact on products currently marketed in the U.S.

Iran related activities
Pursuant to Section 13(r) of the Securities Exchange Act of 1934, Novo Nordisk is obliged to provide disclosure if, during 2012, it or any of its affiliates have engaged in certain Iran-related activities or transactions with persons designated under Executive Order 13224 or Executive Order 13382.

Back to Contents

As a global organization, Novo Nordisk conducts business with customers in Iran, including the Government of Iran (the “GOI”), as described under the section ‘Our business’ on pages 15-43 in the Annual Report 2012. Novo Nordisk’s activities in Iran relate primarily to sales of pharmaceutical products and devices within the diabetes care and biopharmaceutical business segments. Novo Nordisk has established a wholly-owned affiliate, Novo Nordisk Pars, in Tehran, Iran and has business dealings with a GOI-controlled local manufacturing partner that, under a license agreement with Novo Nordisk Pars, produces human insulins based on semi-finished products supplied by Novo Nordisk. A wholly-owned affiliate of Novo Nordisk, NNE Pharmaplan A/S, has entered into a contract with the Iranian Blood Research & Fractionation Company, which is owned by the Iranian Ministry of Health, for the engineering, procurement and construction of a human plasma fractionation plant for the production of human plasma derivates. Finally, Novo Nordisk conducts to a limited extent clinical research studies and trials, in collaboration with certain Iranian state universities, that are related to Novo Nordisk’s diabetes care and biopharmaceuticals businesses.

Novo Nordisk receives payments from, and makes payments to, certain GOI-owned or controlled banks with respect to the activities conducted by Novo Nordisk Pars. All payments by Novo Nordisk into and out of Iran are made through non-Iranian and non-sanctioned banks.

Novo Nordisk’s gross revenue related to transactions with GOI-owned or controlled entities in 2012 was not in excess of DKK 400 million. Novo Nordisk does not allocate its net profit on a country-by-country or activity-by-activity basis, other than as set forth in Novo Nordisk’s consolidated financial statements prepared in accordance with IFRS as issued by the IASB; however, Novo Nordisk estimates that its net profit attributable to the transactions with the GOI discussed above would not exceed a small fraction of the gross revenue from such transactions.

The purpose of Novo Nordisk’s Iran-related activities is to provide access to important and life-saving pharmaceutical products such as insulins and haemophilia products to patients in Iran, and to improve the healthcare of the Iranian people in accordance with a key component of Novo Nordisk’s access to care strategy. For that purpose, Novo Nordisk intends to continue these activities.

ORGANIZATIONAL STRUCTURE

For information regarding the organizational structure and securities exchange listings of Novo Nordisk A/S, reference is made to the sections ‘Corporate governance’ on pages 46-48 and ‘Shares and capital structure’ on pages 44-45 in the Annual Report 2012.

Reference is made to the section ‘Shares and capital structure’ on pages 44-45 in the Annual Report 2012 regarding the parent company Novo A/S and the Novo Nordisk Foundation and the ownership structure.

Companies in the Novo Nordisk Group are listed in the Company’s Annual Report 2012 on page 92, ‘Companies in the Novo Nordisk Group.’

PROPERTY, PLANT AND EQUIPMENT

The Company has its headquarters in Bagsværd, Denmark, where it occupies a number of buildings.

The Company believes that its current production facilities, including facilities under construction, are sufficient to meet its capacity requirements, including the capacity for meeting growing demand in the future for the insulin products NovoLog®/ NovoRapid®, NovoLog Mix®/NovoMix®, Levemir® as well as for Victoza®. In addition, the Company is ensuring that production capacity is in place for the next generation of insulins, Tresiba® and Ryzodeg® and devices. Reference is made to the sections ‘Capital expenditures in 2012, 2011 and 2010’ under Item 4 for more information about the current expansion programs. For the nature of the Company’s property, plant and equipment, as of December 31, 2012 and 2011, reference is made to Note 3.2 ‘Property, plant and equipment’ in our Annual Report 2012.

The major production facilities owned by the Company are located at a number of sites in Denmark, and internationally in the U.S., France, China and Brazil. There are no material encumbrances on the properties; however, the facilities in Tianjin, China are constructed on land where the remaining term on the lease is 34 years.

Back to Contents

Active pharmaceutical ingredient production is located in Denmark, primarily in Kalundborg and with secondary locations in Hillerød, Bagsværd and Gentofte. Below is a tabular presentation of the production sites.

In addition, a new facility for filling and formulation of insulin products is being established in Kaluga, Russia, and is expected to be ready for use in 2016. The expected amount of expenditures for the new facility in Russia is approximately DKK 500 million. The production facility in Russia is financed by cash flow from operating activities.

In September 2011, Novo Nordisk initiated the construction of a new biopharmaceutical production facility in Kalundborg, Denmark, which is expected to be used for formulation, filling and packaging from 2015. The expected amount of expenditures for the new facility in Kalundborg is approximately DKK 1,000 million. The production facility in Kalundborg is financed by cash flow from operating activities.

Major Production Facilities	Size of production area (square meters)	Major Production Activities
Kalundborg, Denmark	119,400	Active pharmaceutical ingredients for diabetes and products for diabetes. Active pharmaceutical ingredients for haemophilia.
Hillerød, Denmark	88,300	Durable devices and components for disposable devices. Products for diabetes. Active pharmaceutical ingredients for haemophilia.
Tianjin, China	64,000	Products for diabetes. Production of durable devices.
Montes Claros, Brazil	47,000	Products for diabetes. Gel production. Products for oral antidiabetes treatment.
Gentofte, Denmark	41,100	Active pharmaceutical ingredients for glucagon and growth hormone therapy. Products for growth hormone therapy, glucagon and haemophilia.
Clayton, North Carolina, U.S.	40,300	Products for diabetes.
Chartres, France	33,000	Products for diabetes.
Bagsværd, Denmark	17,600	Products for diabetes. Products for hormone replacement therapy.
Måløv, Denmark	15,300	Products for hormone replacement therapy. Products for oral antidiabetes treatment.
Koriyama, Japan	8,300	Packaging of products for the Japanese market.
Hjørring, Denmark	8,300	Production of needles.
Værløse, Denmark	6,100	Products for growth hormone therapy.
Køge, Denmark	2,500	Gels and ALP for active pharmaceutical ingredient production.
Tizi Ouzou, Algeria	1,700	Products for oral antidiabetes treatment.

The Company’s research and development activities are increasingly performed globally. With the major sites located in Denmark, the Company is expanding its global presence with established research sites in Beijing, China and Seattle, U.S. In addition, the Company conducts clinical development work in more than 50 countries.

Back to Contents

ITEM 4A	UNRESOLVED STAFF COMMENTS

None.

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

CRITICAL ACCOUNTING ESTIMATES

Reference is made to Note 1.1 ‘Summary of significant accounting policies’ in our Annual Report 2012.

NEW ACCOUNTING PRONOUNCEMENTS

Reference is made to Note 1.2 ‘Other accounting policies’ in our Annual Report 2012.

OPERATING RESULTS

Reference is made to the section ‘Forward-looking statements’ contained on page 2 and the discussion under the caption ‘Risk factors’ contained under Item 3. Reference is further made to our Annual Report 2012 ‘Risk overview’ on page 43.

The financial condition of the Group and its development are described in our Annual Report 2012 and our Annual Report 2011. The information in this section is based on these reports and should be read in conjunction with the annual reports. The analysis and discussions included in the annual reports are primarily based on the consolidated financial statements which are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board (‘IASB’) as well as in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union.

2012 compared with 2011
The following portions of our Annual Report 2012 constitute the Board of Directors’ and Executive Management’s discussion and analysis of results of operations (incorporated herein by reference):

‘Accomplishments and results 2012’ (pages 1-14)

2011 compared with 2010
The following portions of our Annual Report 2011 constitute the Board of Directors’ and Executive Management’s discussion and analysis of results of operations (incorporated herein by reference):

‘Our 2011 accomplishments and results’ (pages 2-15)

Segment information
The segmented reporting is based on two business segments ‘Diabetes care’ and ‘Biopharmaceuticals’. Reference is made to Note 2.2 ‘Segment information’ in our Annual Report 2012 for details on segmented results.

Inflation
Inflation for the three most recent fiscal years has not had a material impact on the Group’s Net sales or Net profit.

Foreign currencies
The majority of Novo Nordisk’s sales are in foreign currencies, mainly EUR, USD, JPY, CNY and GBP, while most production, research and development costs are carried in DKK. Consequently, Novo Nordisk has significant exposure to foreign exchange risks and engages in significant hedging activities where the most significant exposure and hedging are related to USD, JPY, CNY and GBP,

Back to Contents

while the EUR exchange rate risk is regarded as low due to the Danish fixed-rate policy towards EUR. Thus, Novo Nordisk does not hedge the EUR exchange rate risk. For further description of foreign currency exposure, reference is made to the disclosure in Note 4.3 ‘ Financial risk in our Annual Report 2012 and for further description of foreign currency exposure and hedging activities, reference is made to the description of financial instruments in Note 4.4 ‘Derivative financial instruments’ in our Annual Report 2012.

Governmental policies
Please refer to 15-43 ‘Our business’ and pages 44-54 ‘Governance, leadership and shares’ in our Annual Report 2012 and Item 4.

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

Financial resources
Reference is made to page 57 ‘Balance sheet’ and page 58 ‘Statement of cash flows for the year ended 31 December’ in our Annual Report 2012. In addition Novo Nordisk has obtained a credit rating from two independent external rating agencies.

Novo Nordisk believes its financial resources are sufficient to meet its requirements for at least the next 12 months.

Cash flow in 2012, 2011 and 2010
Reference is made to page 58 ’Statement of cash flows for the year ended 31 December’ in our Annual Report 2012 and to the consolidated cash flow in Item 18.

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

Asset securitization
Novo Nordisk’s Japanese subsidiary employs an asset securitization program that is a full non-recourse off-balance sheet arrangement to improve liquidity and to take advantage of market opportunities by receiving funds prior to scheduled payment dates. At December 31, the Group had de-recognized receivables without recourse having due dates after December 31 amounting to:

DKK million	2012	2011	2010	2009	2008
Sold trade receivables	2,027	2,485	2,066	1,611	1,587
Credit guarantee	0	0	0	0	81

Furthermore, in 2012 Novo Nordisk’s Italian affiliate sold a significant part of its trade receivables through factoring transactions. The purpose of the full non-recourse off-balance sheet factoring arrangement was to sell overdue trade receivables to a third party at a discount in exchange for immediate cash settlement.

Finally, Novo Nordisk’s Spanish affiliate has in 2012 sold part of its overdue trade receivables on a full non-recourse off-balance sheet agreement to a third party at a discount in exchange for immediate cash settlement.

Back to Contents

Debt financing
Debt financing is obtained in DKK and in foreign currencies. Reference is made to Notes 4.2 ‘Debt’ and 4.4 ‘Derivative financial instruments’ in our Annual Report 2012 for information on currency structure, interest rate structure and maturity profile.

Financial instruments
Novo Nordisk does not enter into speculative positions and only hedges commercial exposure. The financial instruments used in conjunction with the Group’s financial risk management include currency forwards, currency options, interest rate swaps and cross currency swaps. Current and non-current debt as well as money-market deposit is also used in the financial risk management. Reference is made to Note 4.4 ‘Derivative financial instruments’ in our Annual Report 2012 for further information on financial instruments including currency and interest rate structure.

Commitments for capital expenditure etc.
Contractual obligations for capital expenditure and other contingent liabilities as of December 31, 2012 and 2011, respectively, are shown in Note 5.4 ‘Commitments and contingencies’ in our Annual Report 2012.

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

Research and development costs were DKK 10.9 billion or 14.0% of sales, DKK 9.6 billion or 14.5% of sales and DKK 9.6 billion or 15.8% of sales in 2012, 2011 and 2010, respectively. Novo Nordisk’s research and development organization comprised approximately 6,400 employees as of December 31, 2012.

In general, we expect that the growth in research and development spending will follow a trend in line with sales growth indicating that the research and development cost to sales ratio is expected to be relatively constant in the foreseeable future. Thus, we expect to continue an expenditure level equivalent to 14-15% of sales in research and development activities going forward.

The development projects that accounted for the highest research and development spent in 2012 were related to the cardiovascular outcome trial for Victoza® (LEADER™), the liraglutide obesity program, the phase 3 program for the insulin/GLP-1 project “IDegLira”, and the phase 3a and phase 3b development program for Degludec (insulin degludec) and DegludecPlus (insulin degludec/insulin aspart).

Historically Novo Nordisk has spent approximately 65-75% of total research and development expenditures on clinical development activities, and approximately 25-35% on research activities.This relative spend ratio is expected to continue in the foreseeable future. However, the proportion used on research and clinical development activities respectively may fluctuate in individual years depending on the composition of the clinical development portfolio.

Information related to selected research and development projects can be found under ‘Pipeline overview’ on pages 30-31 in the Annual Report 2012. Furthermore, a broader overview of our business activities can be found on pages 15-43 ‘Our business’.

Back to Contents

The following Novo Nordisk compounds are currently in phase 3 development or have been filed for regulatory approval:

Compound / Indication	Year entered into phase 3 or filed with the regulatory authorities	Patent expiration
Degludec (NN1250) / Type 1 & 2 diabetes	U.S.: filed for regulatory approval with the FDA in September 2011. EU: approved January 21, 2013. Japan: approved September 28, 2012.	2024[1]
DegludecPlus (NN5401) / Type 1 & 2 diabetes	U.S.: filed for regulatory approval with the FDA in September 2011. EU: approved January 21, 2013. Japan: approved December 25, 2012.	2024[1]
Liraglutide 3 mg (NN8022) / Obesity	Started phase 3 in 2008.	2022
IDegLira (NN9068) / Type 2 diabetes	Started phase 3 in 2011.	Protected by patents on individual compounds, liraglutide (2022) and insulin degludec (2024), respectively
rFXIII (NN1841) / FXIII Congenital deficiency	U.S.: filed for regulatory approval with the FDA in February 2011. Complete response letter from FDA received December 2011. EU: approved September 7, 2012.	US: 2021[2], ex-US patents have expired
Turoctocog alfa (NN7008) / Haemophilia A	U.S.: filed for regulatory approval with the FDA in October 2012. EU: filed for regulatory approval with the EMA in October 2012.	Novo Nordisk does not expect to obtain composition of matter patent protection
N9-GP (NN7999) / Haemophilia B	Started phase 3 in 2011	2027
N8-GP (NN7088) / Haemophilia A	Started phase 3 in 2012	2029[3]

1 May receive a term extension of up to 5 additional years
2 May receive a term extension of up to 2 additional years
3 May receive a term extension of up to 5 additional years

Despite Degludec and DegludecPlus being close to commercialization in many key markets, Novo Nordisk does not expect any significant cannibalization of sales of the existing insulin portfolio in the near term due to the continued growth opportunities for the existing insulin portfolio in countries like China and in various countries in our International Operations sales region.

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

Back to Contents

•	Expected uptake in market following launch; and

•	Expected net present value of the project.

In assessing the criteria listed above, and as described in the ‘Risk overview’ on page 43 in the Annual Report 2012, it is important to note that at any one stage of development, due to the uncertainties inherent to clinical development and the regulatory approval process, there is a significant degree of uncertainty and risk that the project will not be successful. The nature of our development activities is such that a compound must first be proven to work by means of multiple clinical trials, which may require treatment of thousands of patients and could take years to complete. Even if initial results of preclinical studies or clinical trial results are promising, we may obtain different results that fail to show the desired levels of safety and efficacy, or we may not obtain applicable regulatory approval for a variety of other reasons. The compound must be accepted by either the FDA, the European Medicines Agency and similar agencies around the world, each of which may have differing requirements. During each stage, there is a substantial risk that we will encounter serious obstacles which will further delay us, or that we will not achieve our goals and, accordingly, may abandon a product in which we have invested substantial resources. Furthermore, the commercial potential of a project is dependent on the label granted by the regulatory authority upon approval. The label specifies for which indications a product can be used, major and minor safety concerns associated with drug treatment as well as if the drug can be combined with other types of medication. Thus a label can restrict usage substantially.

Due to the risks and uncertainties involved in progressing through pre-clinical development and clinical trials, and the time and cost involved in obtaining regulatory approvals, we cannot reasonably estimate the nature, timing, completion dates and costs of the efforts necessary to complete the development.

Given the uncertainties related to the process of product development, during the periods presented in our 2012 Form 20-F no single project in product development was significant based on the qualitative and quantitative criteria. However, during the periods presented two groups of projects were considered significant; the diabetes care group and biopharmaceuticals group.

Reference is made to the caption ‘Risk factors’ contained under Item 3.

TREND INFORMATION

The key drivers behind the performance of Novo Nordisk continue to be the changes in demographics globally reflecting the increasing proportion of elderly people and the growing problem of obesity. Both trends have contributed to the significant increase in the number of people with diabetes worldwide. According to the International Diabetes Federation, the number of people with diabetes is expected to increase to more than 550 million by 2030 from 371 million in 2012. Diabetes care is Novo Nordisk’s largest segment comprising approximately 78% of sales. The epidemic growth in the number of people with diabetes, continuing transition from human insulins to modern insulins, and new delivery devices and market share gains are all driving Novo Nordisk’s growth of the diabetes care segment.

The other segment of Novo Nordisk is biopharmaceuticals, which comprise haemophilia, growth hormone therapy, hormone replacement therapy and inflammation therapy. Within haemophilia, sales of NovoSeven® continued to increase in 2012. The growth hormone therapy franchise benefited from further penetration and increasing market share of the liquid formulation Norditropin®, delivered in ready-to-use prefilled devices.

For further information on trends, reference is made to the section ‘Accomplishments and results 2012’ on pages 1-14 in the Annual Report 2012. Information about expectations for the financial year 2013 can be found on page 9 in the subsection ‘Outlook 2013.’

Back to Contents

OFF-BALANCE SHEET ARRANGEMENTS

Reference is made to the section ‘Asset securitization’ contained on page 13. Reference is further made to Note 5.4 ‘Commitments and contingencies’ in our Annual Report 2012.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Reference is made to Note 5.4 ‘Commitments and contingencies’ in our Annual Report 2012.

ITEM 6	DIRECTORS, EXECUTIVE MANAGEMENT AND EMPLOYEES

DIRECTORS AND EXECUTIVE MANAGEMENT

Reference is made to pages 52-53 in our Annual Report 2012 for name, position and period of service as director for the members of the Board of Directors.

Reference is made to page 54 in our Annual Report 2012 for name, position, age, year of appointment and year of joining Novo Nordisk for five of the seven the members of Executive Management. Effective January 31, 2013, Novo Nordisk’s Executive Management was expanded with two new members (from five to seven), Mr Jakob Riis and Mr Lars Fruergaard Jørgensen. Mr Jakob Riis, born April 1966, is appointed executive president with responsibility for Marketing & Medical Affairs and joined Novo Nordisk in 1996. Mr Lars Fruergaard Jørgensen, born November 1966, is appointed executive vice president with responsibility for IT, Quality & Corporate Development and joined Novo Nordisk in 1991.

The Board of Directors has the overall responsibility for the affairs of the Company. Reference is made to pages 46-48 in our Annual Report 2012.

The activities of the members of Board of Directors and members of Executive Management outside the Company are included in our Annual Report 2012 on pages 52-54. In addition hereto, Mr Lars Fruergaard Jørgensen represents Novo Nordisk as chairman of the board of Harno Invest A/S, Denmark, and as member of the supervisory board of Innate Pharma S.A., France. He is also vice chairman of the board of NNE Pharmaplan A/S and a member of the board of NNIT A/S, both in Denmark. Further, Mr Jakob Riis is on the board of Copenhagen Institute of Interaction Design.

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

COMPENSATION

Reference is made to the section ‘Remuneration’ on page 49-51 and Notes 5.1 and 5.2 in our Annual Report 2012 regarding compensation.

BOARD PRACTICES

Reference is made to ‘Corporate governance’ on pages 46-48 in our Annual Report 2012 regarding board practices.

Back to Contents

EMPLOYEES

Reference is made to the section entitled ‘Performance highlights’ on page 5 in our Annual Report 2012 regarding the total number of full-time employees in Novo Nordisk at year-end for the years 2008-2012.

Employees	2012	2011	2010	2009	2008
Employees outside Denmark as a percentage of total number of employees	57%	57%	56%	54%	52%

Executive Management believes that the Company has a good relationship with its employees in general and with the labor unions of the Novo Nordisk employees.

Novo Nordisk believes that the current personnel policy results in low staff turnover, high morale, and ease in recruiting new employees. The Company has not experienced any significant labor disputes.

SHARE OWNERSHIP

For information on the Board of Directors’ and Executive Management’s individual holdings of share options, exercise of options and granting of shares, reference is made to the section ‘Remuneration’ on page 49-51 and Note 5.2 ‘Management’s holdings of Novo Nordisk shares’ in our Annual Report 2012. The members of the Board of Directors and Executive Management and key management executives in the aggregate, including the two new members of Executive Management joining January 31, 2013, hold less than 1% of the beneficial ownership of the Company.

For information on the Board of Directors’ and Executive Management’s individual holdings of and trading in Novo Nordisk shares during 2012, reference is made to the section ‘Remuneration’ on page 49-51 and Note 5.2 ‘Management’s holding of Novo Nordisk shares’ in our Annual Report 2012. As of January 30, 2013 the Board of Directors and Executive Management owned 287,771 B shares. The two new members of Executive Management joining January 31, 2013, owned as of January 30, 2013, a total of 26,352 B shares.

In the period from January 1, 2013 until January 30, 2013, no B shares were sold or purchased by the members of the Board of Directors or Executive Management. The internal rules on trading in Novo Nordisk securities by members of the Board of Directors and Executive Management only permit trading in the 15 calendar-day period following each quarterly earnings announcement. Following the quarterly earnings announcement release on January 31, 2013, the Executive Management, including the two new members of Executive Management, received 68,268 B shares in accordance with the long-term incentive program and a total of 30,290 B shares were sold, hence as of January 31, 2013, the Board of Directors and Executive Management, including the two new members of Executive Management, owned 352,101 B shares.

In 2010, a general employee share program was implemented in Denmark, where approximately 11,000 employees purchased 567,000 B shares at a price of DKK 275 per share.

Outside Denmark the program was structured as share options with the same initial benefit per employee as in Denmark. Approximately 15,000 employees were granted approximately 273,000 options with a vesting period of three years.

In 2011, a general employee share program was implemented in the wholly owned affiliate NNIT and its subsidiaries. In Denmark approximately 965 employees purchased 38,600 B shares at a price of DKK 310 per share. Outside Denmark the program was structured as share options with the same benefit per employee as in Denmark. Approximately 350 employees were granted approximately 7,000 options with a vesting period of three years.

Back to Contents

No new programs have been implemented in 2012.

Reference is made to Note 5.2 ‘Share based payment schemes’ in our Annual Report 2012.

ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The total share capital of the Company is split in two classes, A shares and B shares, each with different voting rights. The A shares have 1,000 votes per DKK 1 of the A share capital and the B shares have 100 votes per DKK 1 of the B share capital.

All of the A shares of the Company are held by Novo A/S, a wholly-owned subsidiary of the Novo Nordisk Foundation (the ‘Foundation’). As of December 31, 2012, the A shares represented approximately 71% of the votes exercisable at the Annual General Meeting. Treasury shares have no votes at the Annual General Meeting.

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

Under its statutes, the Foundation is governed by a Board of Governors, which must be comprised of at least six and not more than 12 members and at least two members must have a medical or scientific background. Members of the Foundation’s Board of Governors are typically nominated by the chairman and elected by a two-thirds vote of the members who have themselves been elected pursuant to the statutes. Any member can be removed as provided for in the Danish Act on Foundations (‘lov om erhvervsdrivende fonde’). In addition, employee representatives are elected for four-year terms by the employees of the subsidiaries of the Foundation, in accordance with Danish law. No person or entity exercises any kind of formal influence over the Foundation’s Board. The Foundation’s Board currently consists of ten persons, four of whom are also members of the Board of Directors of Novo Nordisk A/S (Sten Scheibye, Kurt Anker Nielsen, Stig Strøbæk and Søren Thuesen Pedersen).

Under its statutes, Novo A/S is governed by a Board of Directors, which must be comprised of at least three and not more than six members who are elected annually by shareholder vote. According to the Foundation’s statutes, its Board of Governors can and shall provide for members of its own Board of Governors to be elected to Novo A/S’s Board of Directors. Novo A/S’s Board of Directors currently has five members, with two directors who are also members of the Board of the Foundation (Ulf J Johansson and Jørgen Boe) and one director who is also a member of the Board of Directors of Novo Nordisk A/S (Göran A Ando). The Chairman of the Foundation’s Board of Governors (Ulf J Johansson) serves as the Chairman of Novo A/S’s Board of Directors.

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

Back to Contents

For further information reference is made to ‘Corporate governance’ on pages 41-43 in our Annual Report 2011 and to ‘Shares and capital structure’ on pages 44-45 in our Annual Report 2012.

The B shares of the Company are registered with Værdipapircentralen (‘VP Securities’) and are not represented by certificates. Generally, VP Securities does not provide the Company with information with respect to registration. However, set forth below is information as of January 30, 2013 with respect to (a) any shareholder who is known to the Company to be the owner of more than 5% of any class of the Company’s securities and (b) the total amount of any class owned by Novo Nordisk A/S and its affiliates (treasury shares) and by the directors and Executive Management as a group:

Title of class	Identity of person or group	Shares owned	Percent of class	Percent of total votes
A shares	Novo A/S	107,487,200*	100.00	71.2
B shares	Novo A/S	35,312,800	7.80	2.3
B shares	Novo Nordisk A/S and affiliates (treasury shares)	18,442,009	4.08	0.0
B shares	Board of Directors and Executive Management	287,771**	0.06	0.02

*)	The number of A shares is calculated as an equivalent of the trading size (DKK 1) of the listed B shares but is not formally divided into number of shares. The A shares are not listed on any stock exchange.
**)	As of January 31, 2013 the shares owned by Board of Directors and Executive Management was 352,101 (corresponding to 0.08 percent of class and 0.02 percent of total votes), including shares owned by the two new members of Executive Management joining January 31, 2013.

In 2010 and 2011, shares with an aggregate purchase price of DKK 9.5 billion and DKK 12.0 billion, respectively, were repurchased under the Company’s share repurchase program.

In February 2012, Novo Nordisk announced a new DKK 12 billion share repurchase program. Under this program and the previous share repurchase program completing in January 2012, 14,624,534 shares corresponding to DKK 12 billion have been repurchased during 2012. The share repurchase program was completed in January 2013.

After the shareholders’ approval of the proposed reduction of the Company’s share capital at the Annual General Meeting on March 21, 2012, 20,000,000 shares were canceled in April 2012, reducing the number of treasury shares accordingly.

As the B shares are in bearer form, it is not possible to give an accurate breakdown of the holdings and number of shareholders per country. It is, however, estimated that approximately 27% of the B share capital was held in Denmark as of December 31, 2012. Approximately 44% of the B share capital is estimated to be held in North America. The estimated total number of shareholders is more than 130,000 of whom more than 100,000 are estimated to be Danish residents and more than 10,000 to be resident in the U.S.

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

In 2012, Novo Nordisk A/S acquired 5,100,000 B shares, worth DKK 4.2 billion, from Novo A/S as part of the DKK 12 billion share repurchase program. The transaction price was DKK 823.11 per share and was calculated as the average market price from April 27 to May 1, 2012 in the open trading window, following the announcement of the financial results for the first quarter of 2012. For information

Back to Contents

relating to 2010 and 2011, reference is made to Note 5.5 ‘Related party transactions’ in our Annual Report 2012.

Related party transactions in 2012, 2011 and 2010 were primarily payments for services provided between the Novo Nordisk Group and the Novozymes Group and transactions with associated companies. The financial impact of these transactions is limited.

Since December 31, 2012, there have been no significant transactions with related parties out of the ordinary course of business. For further information reference is made to Note 5.5 ‘Related party transactions’ in our Annual Report 2012 and Note 32 ‘Related party transactions’ in our Annual Report 2011.

There have not been and are no loans to members of the Board of Directors or Executive Management in 2012, 2011 and 2010.

INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8	FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The financial statements required by this item accompany this annual report in the form of the Novo Nordisk Annual Report 2012 (see Exhibit no. 15.1).

Legal proceedings
Reference is made to Note 5.4 ‘Commitments and contingencies’ in the Annual Report 2012 regarding legal proceedings.

Dividend policy
At the Annual General Meeting on March 20, 2013, the Board of Directors will propose a dividend of DKK 18.00 per share corresponding to a pay-out ratio of 45%. No dividends will be paid on the Company’s holding of its treasury shares. It is the intention of the Board of Directors that the payout ratio of Novo Nordisk should be at the level of comparable pharmaceutical companies.

SIGNIFICANT CHANGES

No significant events have occurred since the date of the annual financial statements. For description of important events and achievements in the financial year of 2012, reference is made to ‘Accomplishments and results 2012’, on pages 1-14 in our Annual Report 2012.

ITEM 9	THE OFFER AND LISTING

Offer and listing details
The table below sets forth for the calendar periods indicated, in the first two columns, high and low prices for the B shares as reported by the NASDAQ OMX Copenhagen and, in the third and fourth columns, high and low ADR prices as reported by the New York Stock Exchange.

Back to Contents

	DKK per B share		USD per ADR
	High	Low	High	Low
2008	353	246	73.73	41.90
2009	350	235	70.00	41.35
2010	645	331	113.77	63.85
2011	703	507	132.88	94.58
2012	981	648	170.27	114.13

2011
1st Quarter	703	603	129.26	110.00
2nd Quarter	678	605	132.88	114.62
3rd Quarter	674	507	128.05	96.00
4th Quarter	663	513	115.69	94.58

2012
1st Quarter	818	648	144.92	114.13
2nd Quarter	867	770	152.31	129.41
3rd Quarter	981	843	161.05	143.42
4th Quarter	979	852	170.27	144.52

July 2012	942	843	155.46	143.42
August 2012	981	915	160.00	151.01
September 2012	948	871	161.05	152.60
October 2012	979	912	170.27	156.68
November 2012	956	852	161.00	144.52
December 2012	942	904	163.91	159.64
January 2013	1,040	920	187.36	164.51

Reference is made to our Annual Report 2012 ‘Shares and capital structure’ on page 44-45.

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

American Depositary Receipts representing the B shares (‘ADRs’), as evidenced by American Depositary Receipts issued by JP Morgan Chase Bank of New York, as the Depositary, have been listed on the New York Stock Exchange since 1981. As of December 31, 2012, 48,944,355 B share equivalents (representing 11.25% of the outstanding B shares, adjusted for the treasury shares) were held in the form of ADRs.

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

The remuneration of the Board of Directors must be approved by Novo Nordisk A/S’s shareholders at the Annual General Meeting.

According to Novo Nordisk A/S’ Articles of Association a person cannot be nominated for election or re-election if such person has reached the age of 70 at the time of the General Meeting.

Back to Contents

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

General Meetings shall be called by the Board of Directors not earlier than five weeks and not later than three weeks prior to the General Meeting. The notice calling such General Meeting, stating the agenda for the meeting, shall be published on the Company’s website: novonordisk.com (the contents of this website are not incorporated by reference into this Form 20-F). The notice convening the meeting shall also be forwarded in writing to all shareholders entered in the Register of Owners who have so requested and be advertised in the IT system of the Danish Business Authority.

Back to Contents

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

TAXATION

Danish Taxation
The following summary outlines certain Danish tax consequences to U.S. Holders (defined below):

Withholding Tax
Generally, Danish withholding tax is deducted from dividend payments to U.S. Holders at a 27% rate, the rate generally applicable to non-residents in Denmark without regard to eligibility for a reduced treaty rate. Under the current Convention between the Government of the United States of America and the Government of the Kingdom of Denmark for the Avoidance of Double Taxation and the Pre-

Back to Contents

vention of Fiscal Evasion with respect to Taxes on Income (the ‘Current Convention’), however, the maximum rate of Danish tax that may be imposed on a dividend paid to a U.S. Holder that does not have a ‘permanent establishment’ (as defined therein) in Denmark is generally 15% and, for certain pension funds, 0% (each, the ‘Treaty Rate’). U.S. Holders eligible for the Treaty Rate may apply to the Danish tax authorities to obtain a refund to the extent that the amount withheld reflects a rate in excess of the Treaty Rate (any such amount, the ‘Excess Withholding Tax’).

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

Sale or Exchange of ADRs or B Shares
Any gain or loss realized on the sale or other disposition of ADRs or B shares by U.S. Holder that is not either a resident of Denmark or a corporation that is doing business in Denmark is not subject to Danish taxation. In addition, any non-resident of Denmark may remove from Denmark any convertible currency representing the proceeds of the sales of ADRs or B shares in Denmark.

U.S. Taxation
The following summary outlines certain U.S. tax consequences for U.S. Holders (defined below) of owning and disposing of ADRs or B shares. A ‘U.S. Holder’ is a holder who, for U.S. federal income tax purposes, is a beneficial owner of ADRs or B shares that is eligible for the benefits of the Current Convention and is (i) a citizen or individual resident of the United States, (ii) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof, or (iii) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source. This discussion applies only to a U.S. Holder that holds ADRs or B shares as capital assets for U.S. tax purposes and does not apply to persons that own or are deemed to own 10% or more of Novo Nordisk voting stock. In addition, this discussion does not describe all of the tax consequences or potentially different tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including tax consequences applicable to U.S. Holders subject to special rules, such as certain financial institutions, entities classified as partnerships for U.S. federal income tax purposes, or persons holding ADRs or B shares in connection with a trade or business conducted outside of the United States. This discussion is based , in part, on certain representations by the Depositary and assumes that each obligation under the deposit agreement will be performed in accordance with its terms. This discussion assumes that the Company is not, and will not become, a passive foreign investment company for U.S. federal income tax purposes.

For U.S. federal income tax purposes, the holders of ADRs will be treated as the beneficial owners of the underlying B shares. Accordingly, no gain or loss for U.S. federal income tax purposes will be recognized if a U.S. Holder exchanges ADRs for the underlying B shares represented by those ADRs or B shares for ADRs.

The U.S. Treasury has expressed concern that parties to whom American depositary receipts are released before shares are delivered to the depositary (referred to as a ‘pre-release’), or intermediaries in the chain of ownership between holders and the issuer of the security underlying the American depositary receipts, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of American depositary receipts. These actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate U.S. Holders. Accordingly, the creditability of Danish taxes, and the availability of the reduced tax

Back to Contents

rate for dividends received by certain non-corporate U.S. Holders, each described below, could be affected by actions taken by such parties or intermediaries.

Taxation of Distributions
For U.S. federal income tax purposes, distributions on ADRs or B shares received by U.S. Holders, before reduction for any Danish tax withheld, generally will be included in the holder’s income as foreign source dividend income and will not be eligible for the dividends-received deduction generally available to U.S. corporations. The amount of any dividend income paid in Danish kroner will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of the U.S. Holder’s, or, in the case of ADRs, the Depositary’s receipt of the dividend regardless of whether the payment is in fact converted into U.S. dollars at that time. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt. U.S. Holders that receive a refund of Danish withholding tax after the dividend is received, as discussed above under the section ‘Danish Taxation – Withholding Tax,’ may be required to recognize foreign currency gain or loss with respect to the amount of the refund. U.S. Holders should consult their tax advisers regarding whether any foreign currency gain or loss should be recognized in connection with distributions on ADRs or B shares.

Subject to applicable limitations and conditions under U.S. federal income tax law and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid to certain non-corporate U.S. Holders may be taxable at favorable rates. In order to be eligible for the favorable rates, a non-corporate U.S. Holder must fulfill certain holding period and other requirements.

Subject to applicable limitations under U.S. federal income tax law and the discussion above regarding concerns expressed by the U.S. Treasury, a U.S. Holder may be eligible to credit against its U.S. federal income tax liability Danish taxes withheld from dividends on ADRs or B shares at a rate not exceeding the applicable rate under the Current Convention. Danish taxes withheld in excess of the applicable rate under the Current Convention will not be eligible for credit against a U.S. Holder’s federal income tax liability. The rules governing foreign tax credits are complex and, therefore, U.S. Holders should consult their tax advisers regarding the availability of foreign tax credits in their particular circumstances.

Alternatively, subject to applicable limitations, U.S. Holders may elect to deduct Danish taxes withheld from dividend payments. An election to deduct foreign taxes instead of claiming a foreign tax credit must apply to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States.

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

Information Reporting and Backup Withholding
Payments of dividends and sales proceeds that are made within the United States or through certain U.S. related financial intermediaries may be subject to information reporting and backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

Back to Contents

Certain U.S. Holders who are individuals (and, under proposed Treasury regulations, certain entities) may be required to report information relating to securities issued by a non-U.S. person or foreign accounts through which such securities are held, subject to certain exceptions (including an exception for securities held in accounts maintained by U.S. financial institutions). U.S. Holders should consult their tax advisers regarding their possible reporting obligations with respect to the ADRs or B shares.

The foregoing sections offer a general description and U.S. Holders should consult their tax advisers to determine the U.S. federal, state, local and foreign tax consequences of owning and disposing of ADRs or B shares in their particular circumstances.

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

Copies of the Form 20-F as well as the Annual Report 2012 can be downloaded from the
Investors pages at novonordisk.com. The contents of this website are not incorporated by reference into this Form 20-F. The Form 20-F is also filed and can be viewed via EDGAR on www.sec.gov.

SUBSIDIARY INFORMATION

Not applicable.

ITEM 11	QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISKS

Financial exposure and financial risk management
For a description and discussion of the Company’s foreign exchange risk management, interest risk management, counterparty risk management and equity price risk management, reference is made to Note 4.3 ‘Financial risk’ and the ‘Risk overview’ on page 43 in the Annual Report 2012.

Sensitivity analysis
When conducting a sensitivity analysis, the Group assesses the change in fair value on the market-sensitive instruments following hypothetical changes in market rates and prices. The rates used to mark-to-market the instruments are market data as of December 28, 2012.

Interest rate sensitivity analysis
For information on Interest rate sensitivity analysis in the financial year of 2012, reference is made to Note 4.3 ‘Financial risk’ in the Annual Report 2012.

Foreign exchange sensitivity analysis
For information on Foreign exchange sensitivity analysis in the financial year of 2012, reference is made to Note 4.3 ‘Financial risk’ and the ‘Risk overview’ on page 43 in the Annual Report 2012.

Back to Contents

ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

ITEM 12A	DEBT SECURITIES

Not applicable.

ITEM 12B	WARRANTS AND RIGHTS

Not applicable.

ITEM 12C	OTHER SECURITIES

Not applicable.

ITEM 12D	AMERICAN DEPOSITARY SHARES

Novo Nordisk’s ADR program is administered by J.P. Morgan Depositary Receipts Group, JPMorgan Chase Bank, N.A., 4 One Chase Manhattan Plaza, New York, U.S., as Depositary.

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

J.P. Morgan, as Depositary, has agreed to reimburse certain reasonable expenses related to Novo Nordisk’s ADR program and incurred by Novo Nordisk in connection with the program. In the year ended December 31, 2012, the Depositary reimbursed USD 500,000 for costs related to investor relations programs and special investor relations promotional activities, and waived costs of USD 35,000 related to the maintenance of the ADR program and other services. The amounts the Depositary reimbursed are not related to the amount of fees collected by the Depositary from ADR holders.

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

Novo Nordisk Management has evaluated the Company’s disclosure controls and procedures as of December 31, 2012. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective at the reasonable assurance level for gathering, analyzing and disclosing the information the Company is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms.

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

Novo Nordisk Management assessed the effectiveness of the Group’s internal control over financial reporting as of December 31, 2012. In making this assessment, they used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (‘COSO‘). Based on this assessment the Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2012, the Novo Nordisk Group’s internal control over financial reporting is effective based on those criteria.

The effectiveness of internal control over financial reporting as of December 31, 2012 has been audited by PricewaterhouseCoopers, Statsautoriseret Revisionspartnerselskab, Denmark, an independent registered public accounting firm, as stated on page 43 of this Form 20-F.

Back to Contents

Changes in internal controls over financial reporting
There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A	AUDIT COMMITTEE FINANCIAL EXPERTS

The Audit Committee has three members elected by the Board among its members. All members qualify as independent as defined by the U.S. Securities and Exchange Commission (‘SEC‘). One member is designated as chairman and all members are designated as Audit Committee Financial Experts as defined by the SEC.

In March 2012, the board elected the following individuals to the Audit Committee: Hannu Ryöppönen (Audit Committee Chairman and Financial Expert), Kurt Anker Nielsen (Audit Committee Member and Financial Expert) and Liz Hewitt (Audit Committee Member and Financial Expert).

ITEM 16B	CODE OF ETHICS

Novo Nordisk has a vision and a set of essentials named the Novo Nordisk Way. The Novo Nordisk Way describes who we are, where we want to go and how we work. The Novo Nordisk Way is principle-based and describes corporate essentials and the required values and mindset of employees on business conduct and ethics including a number of the topics required by the Sarbanes-Oxley Act and the NYSE Listed Company Manual. In addition to the Novo Nordisk Way, a number of policies and related procedures have been established including a business ethics policy and related business ethics procedures where the requirements for how to conduct business in Novo Nordisk are outlined.

For further information on the Novo Nordisk Way, reference is made to page 19 in the Annual Report 2012, and Novo Nordisk Way may be found on Novo Nordisk’s website at novonordisk.com (the contents of the website are not incorporated by reference into this Form 20-F).

ITEM 16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Reference is made to Note 5.7 ‘Fee to statutory auditors’ in our Annual Report 2012 regarding fees paid to our statutory auditors.

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

Back to Contents

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

ITEM 16D	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

	Total Number of Shares Purchased (a)*	Average Price Paid per Share in DKK (b)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (c)	Maximum Approximate Value of Shares that may yet be purchased under the Plans or Programs in DKK (d)**
2011 repurchase program
Year end 2011	18,261,205	598.92	18,261,205	1,062,934,549
January 1-31	1,567,117	678.27	19,828,322	0
Total	19,828,322	605.19	19,828,322	0
2012 repurchase program				12,000,000,000
February 1-29	1,158,000	767.08	1,158,000	11,111,721,651
March 1-31	1,218,000	794.52	2,376,000	10,143,991,226
April 1-30	772,099	834.08	3,148,099	9,500,000,405
May 1-31	5,650,942	823.64	8,799,041	4,845,658,862
June 1-30	684,585	810.84	9,483,626	4,290,571,528
July 1-31	779,000	891.12	10,262,626	3,596,388,316
August 1-31	648,419	937.84	10,911,045	2,988,276,622
September 1-30	787,224	912.73	11,698,269	2,269,753,494
October 1-31	815,191	944.26	12,513,460	1,500,000,689
November 1-30	254,902	912.31	12,768,362	1,267,451,358
December 1-31	289,055	925.26	13,057,417	1,000,001,101
Total	13,057,417	842.43	13,057,417	1,000,001,101

*ref (a); All shares purchased through a publicly announced program.

**ref (d); As of December 31, 2011 150,000 shares were purchased to a total value of DKK 98,359,000 with a value date between January 2, 2012 and January 4, 2012. The shares are included in this table in December 2011 but are also included in the Statement of changes in equity in our Annual Report 2012.

Back to Contents

Note to column (a) and (d)
The Board of Directors has an authorization from the annual shareholders’ meeting to acquire up to 10% of the share capital at the price quoted at the time of the purchase with a deviation of up to 10%. This authorization is renewed annually at the annual general meeting. If the limit of 10% is reached a number of shares would have to be cancelled before further purchases can be made. The cancellation of shares must be approved by the shareholders.

Under this authorization, a share repurchase program of DKK 12 billion was completed in January 2012. A new share repurchase program of DKK 12 billion initiated in February 2012 has been completed in January 2013. The shares have been purchased through a bank directly in the market or directly from named shareholders such as Novo A/S.

Notes to columns (c) and (d)
In order to maintain capital structure flexibility, the Board of Directors intends to propose at the Annual General Meeting on March 20, 2013, a reduction in the B share capital, by cancellation of 10 million shares (nominal value DKK 1) of current treasury B shares, to DKK 442,512,800. This would correspond to a 1.79% reduction of the total share capital.

ITEM 16F	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G	CORPORATE GOVERNANCE

Novo Nordisk is a foreign private issuer whose ADRs are listed on the New York Stock Exchange (the ‘NYSE’). As such, Novo Nordisk is required to comply with U.S. securities laws, including the Sarbanes-Oxley Act and the NYSE Corporate Governance Standards except that, as permitted under these standards, Novo Nordisk continues to apply Danish corporate governance practices in certain areas.

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

Under the Danish Corporate Governance Recommendations, at least half of the elected members of the Board, excluding any members that have been elected by employees of the company, must be independent. Employees are entitled to be represented by half of the total number of board members elected at the general meeting.

The Board has determined whether Board members qualify as independent under the Danish Corporate Governance Recommendations. The Board has also determined whether the Board members, who are members of the Audit Committee, qualify as independent under Rule 10A-3 under the Securities Exchange Act. Such determination is disclosed in the Annual Report. Further, the Annual Report provides detailed and individual in-

Back to Contents

formation regarding the Board members, but it does not explicitly identify which Board members the Board considers independent under NYSE Corporate Governance Standards.
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

Definition of ‘listed company’ is identical to what is stated under Rule 2.(b)(i). One Board member serves as executive of the majority shareholder, Novo A/S, and thus may be deemed as being non-independent due to the receipt of remuneration as executive of Novo A/S.

No other Board member or immediate family member receives or has received such fees from Novo Nordisk.

Rule.4(a)	Listed companies must have a nominating/corporate governance committee composed entirely of independent directors.
The requirement does not apply if a company is ‘controlled’, which the NYSE defines as having more than 50% of the voting power for the election of directors held by an individual, a group or another company. Novo Nordisk is such a controlled company and is therefore exempt from this requirement in the same manner as U.S. companies are.

The Chairmanship serves as nomination committee and presents proposals to the Board. However, Novo Nordisk has not established a separate nomination committee because Novo Nordisk believes that each Board member must have the opportunity to contribute actively to discussions and have access to all relevant information about nomination.

Back to Contents

Rule 5.(a)	Listed companies must have a compensation committee composed entirely of independent directors.
The requirement does not apply if a company is ‘controlled’, which the NYSE defines as having more than 50% of the voting power for the election of directors held by an individual, a group or another company. Novo Nordisk is such a controlled company and is therefore exempt from this requirement in the same manner as U.S. companies are.

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

Back to Contents

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

ITEM 16H	MINE SAFETY DISCLOSURE

Not applicable.

Back to Contents

PART III

ITEM 17	FINANCIAL STATEMENTS

See response to Item 18.

ITEM 18	FINANCIAL STATEMENTS

The financial statements required by this item accompany this annual report in the form of the Novo Nordisk Annual Report 2012 (see Exhibit no. 15.1).

RECONCILIATION OF NON-IFRS FINANCIAL MEASURES

In the Annual Report 2012, Novo Nordisk discloses certain financial measures of the Group’s financial performance, financial position and cash flows that reflect adjustments to the most directly comparable measures calculated and presented in accordance with IFRS. These non-IFRS financial measures may not be defined and calculated by other companies in the same manner and may thus not be comparable with such measures:

The non-IFRS financial measures presented in the Annual Report 2012 are:

•	Free cash flow;
•	Cash to earnings;
•	Operating profit after tax to net operating assets;
•	Financial resources at the end of the year;
•	Underlying sales growth in local currencies.

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

The following table shows a reconciliation of free cash flow to ‘Net cash generated from operating activities’.

Reconciliation of free cash flow

DKK Million		2012	2011	2010

	Free cash flow	18,645	18,112	17,013
+	Net purchase of marketable securities	(501)	(197)	(2,913)
+	Net cash used in investing activities	4,070	3,459	5,579
=	Net cash generated from operating activities	22,214	21,374	19,679

Back to Contents

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

The following table shows the reconciliation of Cash to earnings to the most comparable IFRS financial measure ‘Cash flow from operating activities/earnings in %’:

Reconciliation of cash to earnings

DKK Million		2012	2011	2010

	Free cash flow	18,645	18,112	17,013
/	Net profit (as reported in Annual Report)	21,432	17,097	14,403
=	Cash to earnings (as reported in the Annual Report) in %	87.0%	105.9%	118.1%

	Net cash generated from operating activities	22,214	21,374	19,679
/	Net profit (as reported in the Annual Report)	21,432	17,097	14,403
=	Cash flow generated from operating activities / Net profit in %	103.6%	125.0%	136.6%

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

The following table reconciles Operating profit after tax to net operating assets with ‘Operating profit/equity in %’, the most directly comparable IFRS financial measure:

Reconciliation of Operating profit after tax to net operating assets

DKK Million		2012	2011	2010

	Operating profit after tax	22,724	17,452	14,886
/	Average non-interest bearing balance sheet items	22,943	22,406	23,390
=	Operating profit after tax to net operating assets (as reported in the Annual Report) in %	99.0%	77.9%	63.6%

Back to Contents

	Numerator
	Reconciliation of Operating profit after tax to Operating profit

	Operating profit after tax	22,724	17,452	14,886
/	(1 minus effective tax rate) in %	77.1%	78.0%	78.8%
=	Operating profit (as reported in the Annual Report)	29,474	22,374	18,891

	Denominator
	Reconciliation of Average non-interest bearing balance sheet items to Equity

	Non-interest bearing balance sheet items at the beginning of the year	21,970	22,841	23,939

+	Non-interest bearing balance sheet items at the end of the year	23,916	21,970	22,841
/	2
=	Average non-interest bearing balance sheet items as used in Operating profit after tax to net operating assets	22,943	22,406	23,390

	Non-interest bearing balance sheet items at the end of the year	23,916	21,970	22,841
+	Other financial assets	228	273	297
+	Marketable securities	4,552	4,094	3,926
+	Derivative financial instruments	931	48	108
+	Cash at bank and in hand	11,553	13,408	12,017
-	Loans	-	(502)	(504)
-	Current debt	(500)	(351)	(562)
-	Derivative financial instruments	(48)	(1,492)	(1,158)
=	Equity (as reported in the Annual Report)	40,632	37,448	36,965

	Operating profit (as reported in Annual Report)	29,474	22,374	18,891
/	Equity	40,632	37,448	36,965
=	Operating profit/Equity in %	72.5%	59.7%	51.1%

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

Reconciliation of financial resources at the end of the year

DKK Million		2012	2011	2010

	Financial resources at the end of the year	20,454	21,983	20,359
-	Marketable securities at the end of the year	(4,552)	(4,094)	(3,926)
-	Undrawn committed credit facilities	(4,849)	(4,832)	(4,473)
=	Cash and cash equivalents at the end of the year (as reported in the Annual report)	11,053	13,057	11,960

Back to Contents

Underlying sales growth in local currencies
Underlying sales growth in local currencies is defined as sales for the year measured at prior year average exchange rates compared with sales for prior year measured at prior year average exchange rates.

Management believes that the underlying sales growth in local currencies is relevant information for investors in order to understand the underlying development in sales by adjusting for the impact of local currency fluctuations.

Back to Contents

ITEM 19	EXHIBITS

a.	Annual Report

The following pages from our Annual Report 2012, furnished to the SEC on Form 6-K, dated February 6, 2013, are incorporated by reference into this Form 20-F. The content of websites, scientific articles and other sources referenced on these pages are not incorporated by reference into this Form 20-F.

Page(s) in the Annual Report
Accomplishments and results 2012	1-14
Our business	15-43
Pipeline overview	30-31
Corporate governance	46-48
Risk overview	43
Remuneration	49-51
Board of Directors	52-53
Executive Management	54
Shares and capital structure	44-45
Consolidated Income statement and Statement of comprehensive income for the years ended 31 December 2010, 2011 and 2012	56
Consolidated Balance sheet as of 31 December 2011 and 2012	57
Consolidated Statement of cash flows for the years ended 31 December 2010, 2011 and 2012	58
Consolidated Statement of changes in equity at 31 December 2011 and 2012	59
Notes to the Consolidated financial statements	60-93
Companies in the Novo Nordisk Group	92
Statement by the Board of Directors and Executive Management on the Annual Report	109

Back to Contents

b.	Exhibits

List of exhibits:

Exhibit No.	Description	Method of filing
1.1	Articles of Association of Novo Nordisk A/S	Filed together with this Form 20-F for 2012.
8.1	Companies in the Novo Nordisk Group	Incorporated by reference to page 92 of our Annual Report 2012 filed on Form 6-K dated February 6, 2013.
12.1	Certification of Lars Rebien Sørensen, President and Chief Executive Officer of Novo Nordisk, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed together with this Form 20-F for 2012.
12.2	Certification of Jesper Brandgaard, Executive Vice President and Chief Financial Officer of Novo Nordisk, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed together with this Form 20-F for 2012.
13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Filed together with this Form 20-F for 2012.
15.1	Extracts from Registrant’s Annual Report for the fiscal year ended December 31, 2012.	Incorporated by reference to the portions of Registrant’s Report furnished to the SEC on Form 6-K on February 6, 2013 identified in Item 19.a of this Form 20-F.
15.2	Extracts from Registrant’s Annual Report for the fiscal year ended December 31, 2011.	Incorporated by reference to the portions of the Registrant’s Report furnished to the SEC on Form 6-K on February 8, 2012 identified in Item 19.a of the Form 20-F/A filed on February 8, 2012.
15.3	Consent of independent registered public accounting firm.	Filed together with this Form 20-F for 2012.

Back to Contents

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Novo Nordisk A/S

In our opinion, the Consolidated Financial Statements listed in the accompanying index appearing under Item 19 (pages 56-93) present fairly, in all material respects, the financial position of Novo Nordisk A/S and its subsidiaries (the Company) as of 31 December 2012 and 31 December 2011, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2012 expressed in DKK and incorporated by reference to the Registrant’s Annual Report (the pages 56-93 listed in Item 19 of the Form 20-F) furnished to the SEC on Form 6-K dated 6 February 2013 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB), and with International Financial Reporting Standards as adopted by the EU. Also in our opinion, the Company has maintained, in all material respects, effective internal control over financial reporting as of 31 December 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Novo Nordisk Management on Internal Control Over Financial Reporting, appearing in Item 15 in this Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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
January 30, 2013

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
Dated: 6 February 2013