Form 20-F/A
period 2012-12-31
NOVO NORDISK A S
filed 2013-06-28
CIK 353278

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________

FORM 20-F/A
______________________________
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
__________________________ NOVO NORDISK A/S (Exact name of Registrant as specified in its charter)

Not applicable	The Kingdom of Denmark
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)
______________________________
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
______________________________
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
   Yes ☒                            No☐

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
      Yes ☐                              No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer☒    Accelerated filer☐     Non-accelerated filer☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filling:
U.S. GAAP ☐        International Financial Reporting Standards as issued          Other ☐
by the International Accounting Standards Board ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 ☐              Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes☐                     No☒

EXPLANATORY NOTE

This Annual Report on Form 20-F/A ("Amended Form 20-F") is being filed by the Registrant as Amendment No. 1 to its Annual Report on Form 20-F for the year ended December 31, 2012, which was filed with the Securities and Exchange Commission on February 6, 2013 (the "Original 20-F Filing"). The sole purpose of this Amended Form 20-F is to amend our disclosure in Items 8 and 18 to (i) include a statement of changes in equity for the year ended December 31, 2010 and (ii) expand our disclosure on adjustments to income and deferred income taxes in note 2.4 to our consolidated financial statements.

Except as otherwise stated herein, this Amended Form 20-F does not, and does not purport to, amend, update or restate any information in any Items or sections of the Original 20-F Filing, or reflect any events having occurred after the filing of the Original 20-F Filing on February 6, 2013. The filing of this Amended Form 20-F, and the inclusion of newly executed certifications (as Exhibits 12 and 13), should not be understood to mean that any other statements contained in the Original 20-F Filing are true and complete as of any date subsequent to February 6, 2013. Accordingly, this Amended Form 20-F should be read in conjunction with the Original Form 20-F filing and the documents filed with or furnished to the Securities and Exchange Commission by the Registrant subsequent to February 6, 2013, including any amendments to such documents.

CONTENTS

       Page

AMENDMENTS TO PART 1		3
ITEM 8	FINANCIAL INFORMATION	3

AMENDMENTS TO PART II		3
ITEM 15	CONTROLS AND PROCEDURES	3

AMENDMENTS TO PART III		3
ITEM 18	FINANCIAL STATEMENTS	3
ITEM 19	EXHIBITS	7
SIGNATURES		8

AMENDMENTS TO PART I

ITEM 8                      FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Refer to Item 18 for the financial statements and the accompanying notes.

Legal proceedings
Reference is made to Note 5.4 ‘Commitments and contingencies’ in the financial statements regarding legal proceedings.

Dividend policy
At the Annual General Meeting on March 20, 2013, the Board of Directors proposed a dividend of DKK 18.00 per share corresponding to a pay-out ratio of 45%. No dividends were paid on the Company’s holding of its treasury shares. It is the intention of the Board of Directors that the payout ratio of Novo Nordisk should be at the level of comparable pharmaceutical companies.

SIGNIFICANT CHANGES
No significant events have occurred since the date of the annual financial statements.

AMENDMENTS TO PART II

ITEM 15	CONTROLS AND PROCEDURES

This Amended Form 20-F does not, and does not purport to, amend, update or restate any information in Items 15 of the Original 20-F Filing.

AMENDMENTS TO PART III

ITEM 18                      FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report on Form 20-F/A.

RECONCILIATION OF NON-IFRS FINANCIAL MEASURES

In the Financial statements, Novo Nordisk discloses certain financial measures of the Group’s financial performance, financial position and cash flows that reflect adjustments to the most directly comparable measures calculated and presented in accordance with IFRS. The inclusion of non-IFRS measures has been expressly permitted by the Danish Business Authorities and thereby exempted from the prohibition in Item 10(e)(1)(ii)(C) of Regulation S-K. However, these non-IFRS financial measures may not be defined and calculated by other companies in the same manner and may thus not be comparable with such measures.

The non-IFRS financial measures presented in the Financial statements are:
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

ITEM 19	EXHIBITS

List of exhibits:

Exhibit No.	Description	Method of filing

12.1	Certification of Lars Rebien Sørensen, President and Chief Executive Officer of Novo Nordisk, pursuant to Section 302 of the Sarbanes–Oxley Act of 2002.	Filed together with this Form 20-F/A for 2012.
12.2	Certification of Jesper Brandgaard, Executive Vice President and Chief Financial Officer of Novo Nordisk, pursuant to Section 302 of the Sarbanes–Oxley Act of 2002.	Filed together with this Form 20-F/A for 2012.
13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes–Oxley Act of 2002.	Filed together with this Form 20-F/A for 2012.
15.3	Consent of independent registered public accounting firm.	Filed together with this Form 20-F/A for 2012.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this amendment to its Annual Report on its behalf.

NOVO NORDISK A/S

/s/ Lars Rebien Sørensen	/s/ Jesper Brandgaard
Name: Lars Rebien Sørensen	Name:	Jesper Brandgaard
Title: President and Chief Executive Officer	Title:	Executive Vice President and Chief Financial Officer

Bagsværd, Denmark
Date: June 28, 2013

NOVO NORDISK GROUP

1 The complete annual report that complies with the Danish Financial Statements Act is available at the Danish Business Authorities

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Novo Nordisk A/S

In our opinion, the Consolidated Financial Statements listed in the accompanying index appearing under Item 19 (pages 56-93) present fairly, in all material respects, the financial position of Novo Nordisk A/S and its subsidiaries (the Company) as of 31 December 2012 and 31 December 2011, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2012 expressed in DKK and incorporated by reference to the Registrant’s Annual Report (the pages 56-93 listed in Item 19 of the Form 20-F) furnished to the SEC on Form 6-K dated 6 February 2013 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB), and with International Financial Reporting Standards as adopted by the EU. Also in our opinion, the Company has maintained, in all material respects, effective internal control over financial reporting as of 31 December 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Novo Nordisk Management on Internal Control Over Financial Reporting, appearing in Item 15 in this Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers
Statsautoriseret Revisionspartnerselskab
Bagsværd, Denmark
January 30, 2013

Consolidated financial statements Statement of comprehensive income for the year ended 31 December

Income statement and Statement of comprehensive income for the year ended 31 December

DKK million	Note	2012	2011	2010
Income statement

Sales	2.1 2.2	78,026	66,346	60,776
Cost of goods sold	2.2 2.3	13,465	12,589	11,680
Gross profit		64,561	53,757	49,096

Sales and distribution costs	2.2 2.3	21,544	19,004	18,195
Research and development costs	2.2 2.3	10,897	9,628	9,602
Administrative costs	2.2 2.3	3,312	3,245	3,065
Licence fees and other operating income, net	2.2 5.6	666	494	657
Operating profit		29,474	22,374	18,891

Financial income	4.8	125	514	1,452
Financial expenses	4.8	1,788	963	2,057
Profit before income taxes		27,811	21,925	18,286

Income taxes	2.4	6,379	4,828	3,883
Net profit for the year		21,432	17,097	14,403

Earnings per share
Basic earnings per share (DKK)	4.1	39.09	30.24	24.81
Diluted earnings per share (DKK)	4.1	38.85	29.99	24.60

Statement of comprehensive income

Net profit for the year		21,432	17,097	14,403

Other comprehensive income:
Items that will not be reclassified subsequently to the Income statement:
Remeasurements on defined benefit plans	3.7	(281)	-	-

Items that will be reclassified subsequently to the Income statement, when specific conditions are met:
Exchange rate adjustments of investments in subsidiaries		(172)	(173)	300
Cash flow hedges, realisation of previously deferred (gains)/losses		1,182	658	(422)
Cash flow hedges, deferred gains/(losses) incurred during the period		849	(1,170)	(643)
Other items		35	(20)	4
Tax on other comprehensive income, income/(expense)	2.4	(587)	190	346
Other comprehensive income for the year, net of tax		1,026	(515)	(415)

Total comprehensive income for the year		22,458	16,582	13,988

Consolidated financial statements Balance sheet at 31 December

Balance sheet at 31 December

DKK million	Note	2012	2011
ASSETS

Intangible assets	3.1	1,495	1,489
Property, plant and equipment	3.2	21,539	20,931
Deferred income tax assets	2.4	2,244	2,414
Other financial assets	4.7	228	273
Total non-current assets		25,506	25,107

Inventories	3.3	9,543	9,433
Trade receivables	3.4	9,639	9,349
Tax receivables		1,240	883
Other receivables and prepayments	3.5	2,705	2,376
Marketable securities	4.7	4,552	4,094
Derivative financial instruments	4.4	931	48
Cash at bank and on hand	4.5	11,553	13,408
Total current assets		40,163	39,591

Total assets		65,669	64,698

EQUITY AND LIABILITIES

Share capital	4.1	560	580
Treasury shares	4.1	(17)	(24)
Retained earnings		39,001	37,111
Other reserves		1,088	(219)
Total equity		40,632	37,448

Loans	4.2	-	502
Deferred income tax liabilities	2.4	732	3,206
Retirement benefit obligations	3.7	760	439
Provisions	3.6	1,907	2,324
Total non-current liabilities		3,399	6,471

Current debt	4.2	500	351
Trade payables	4.7	3,859	3,291
Tax payables		593	1,171
Other liabilities	3.8	8,982	8,534
Derivative financial instruments	4.4	48	1,492
Provisions	3.6	7,656	5,940
Total current liabilities		21,638	20,779
Total liabilities		25,037	27,250

Total equity and liabilities		65,669	64,698

Consolidated financial statements Statement of cash flows for the year ended 31 December

Statement of cash flows for the year ended 31 December

DKK million	Note	2012	2011	2010
Net profit for the year		21,432	17,097	14,403

Adjustment for non-cash items	5.3	11,253	9,117	8,449
Change in working capital	4.6	274	434	297
Interest received		207	332	218
Interest paid		(61)	(215)	(252)
Income taxes paid	2.4	(10,891)	(5,391)	(3,436)
Net cash generated from operating activities		22,214	21,374	19,679

Proceeds from the divestment of ZymoGenetics, Inc.		-	-	1,155
Purchase of intangible assets and other financial assets		(250)	(259)	(513)
Proceeds from sale of property, plant and equipment		53	70	68
Purchase of property, plant and equipment	3.2	(3,372)	(3,073)	(3,376)
Net purchase of marketable securities		(501)	(197)	(2,913)
Net cash used in investing activities		(4,070)	(3,459)	(5,579)

Repayment of loans	4.2	(502)	(507)	-
Purchase of treasury shares, net	4.1	(11,896)	(10,595)	(8,820)
Dividends paid	4.1	(7,742)	(5,700)	(4,400)
Net cash used in financing activities		(20,140)	(16,802)	(13,220)

Net cash generated from activities		(1,996)	1,113	880

Cash and cash equivalents at the beginning of the year	4.5	13,057	11,960	11,034
Exchange gains/(losses) on cash and cash equivalents		(8)	(16)	46

CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	4.5	11,053	13,057	11,960

Additional information:1

Cash and cash equivalents at the end of the year	4.5	11,053	13,057	11,960
Marketable securities at the end of the year	4.7	4,552	4,094	3,926
Undrawn committed credit facilities 2		4,849	4,832	4,473
Financial resources at the end of the year		20,454	21,983	20,359

Net cash generated from operating activities		22,214	21,374	19,679
Net cash used in investing activities		(4,070)	(3,459)	(5,579)
Net purchase of marketable securities		501	197	2,913
Free cash flow		18,645	18,112	17,013

1 Additional non-IFRS measures. Please refer to p F-40 for definitions.

2 The undrawn committed credit facility is a EUR 650 million (EUR 650 million in 2011 and EUR 600 million in 2010) facility committed by a portfolio of international banks. The facility matures in 2016.

Consolidated financial statements Statement of changes in equity

Statement of changes in equity at 31 December

	Share capital	Treasury shares	Retained earnings	Other reserves			Total other reserves	Total
DKK million				Exchange rate adjustment	Cash flow hedges	Tax and other items
2012

Balance at the beginning of the year	580	(24)	37,111	398	(1,184)	567	(219)	37,448

Net profit for the year			21,432					21,432
Other comprehensive income for the year1			(281)	(172)	2,031	(552)	1,307	1,026
Total comprehensive income for the year			21,151	(172)	2,031	(552)	1,307	22,458

Transactions with owners:
Dividends (note 4.1)			(7,742)					(7,742)
Share-based payments (note 5.1)			308					308
Tax credit related to share option scheme			56					56
Purchase of treasury shares (note 4.1)		(15)	(12,147)					(12,162)
Sale of treasury shares (note 4.1)		2	264					266
Reduction of the B share capital (note 4.1)	(20)	20						-
Balance at the end of the year	560	(17)	39,001	226	847	15	1,088	40,632

	Share capital	Treasury shares	Retained earnings	Other reserves			Total other reserves	Total
DKK million				Exchange rate adjustment	Cash flow hedges	Tax and other items
2011

Balance at the beginning of the year	600	(28)	36,097	571	(672)	397	296	36,965

Net profit for the year			17,097					17,097
Other comprehensive income for the year1				(173)	(512)	170	(515)	(515)
Total comprehensive income for the year			17,097	(173)	(512)	170	(515)	16,582

Transactions with owners:
Dividends (note 4.1)			(5,700)					(5,700)
Share-based payments (note 5.1)			319					319
Purchase of treasury shares (note 4.1)		(18)	(10,821)					(10,839)
Sale of treasury shares (note 4.1)		2	242					244
Tax on sale of treasury shares			(123)					(123)
Reduction of the B share capital (note 4.1)	(20)	20						-
Balance at the end of the year	580	(24)	37,111	398	(1,184)	567	(219)	37,448

	Share capital	Treasury shares	Retained earnings	Other reserves			Total other reserves	Total
				Exchange rate adjustment	Cash flow hedges	Tax and other items
DKK million
2010

Balance at the beginning of the year	620	(32)	34,435	271	393	47	711	35,734

Net profit for the year			14,403					14,403
Other comprehensive income for the year				300	(1,065)	350	(415)	(415)
Total comprehensive income for the year			14,403	300	(1,065)	350	(415)	13,988

Transactions with owners:
Dividends (note 4.1)			(4,400)					(4,400)
Share-based payments (note 5.1)			463					463
Purchase of treasury shares (note 4.1)		(20)	(9,478)					(9,498)
Sale of treasury shares (note 4.1)		4	674					678
Reduction of the B share capital (note 4.1)	(20)	20						-
Balance at the end of the year	600	(28)	36,097	571	(672)	397	296	36,965

1 Please refer to Statement of comprehensive income p F-3.

Consolidated financial statements

Notes

As Novo Nordisk’s business continues to develop, the company remains focused on simplifying and streamlining its integrated reporting. In 2012 Novo Nordisk has restructured the Consolidated financial, social and environmental statements to increase focus on what drives the company’s performance in accordance with the Triple Bottom Line business principle.

Within each of the financial, social and environmental statements, the notes have been grouped into sections based on how Novo Nordisk views its business. Each of the statements includes an overview of the sections and notes, and each of the sections has an introduction explaining the link between how the company does business and how this is reflected in Novo Nordisk’s  financial, social and environmental statements.  The disclosures in the notes are structured to provide full transparency on the disclosed amounts, describing the relevant accounting policy, key accounting estimates and numerical disclosure for each note.

Sections in the Consolidated financial statements

Section 1 ‘Basis of preparation’
Introduces our financial accounting policies in general and an overview of Management’s key accounting estimates.

1.1 Summary of significant accounting policies	F-8
1.2 Other accounting policies	F-8
1.3 Other general accounting policies	F-9

Section 2 ‘Results for the year’
Comprises the notes related to the result for the year including operating segments, taxes and employee benefits.

2.1 Sales and sales rebates	F-10
2.2 Segment information	F-11
2.3 Employee costs	F-14
2.4 Income and deferred income taxes	F-14

Section 3 ‘Operating assets and liabilities’
Relates to the assets that form the basis for the activities of Novo Nordisk, and the related liabilities.

3.1 Intangible assets	F-16
3.2 Property, plant and equipment	F-17
3.3 Inventories	F-18
3.4 Trade receivables	F-18
3.5 Other receivables and prepayments	F-19
3.6 Provisions	F-19
3.7 Retirement benefit obligations	F-20
3.8 Other liabilities	F-21

Section 4 ‘Capital structure and financing items’
Encompasses notes related to capital structure and financing items.

4.1 Share capital and earnings per share	F-22
4.2 Debt	F-23
4.3 Financial risk	F-23
4.4 Derivative financial instruments	F-25
4.5 Cash and cash equivalents	F-28
4.6 Change in working capital	F-28
4.7 Financial assets and liabilities	F-28
4.8 Financial income and expenses	F-31

Section 5 ‘Other disclosures’
Includes other statutory notes and notes of secondary importance from the perspective of the company.

5.1 Share-based payment schemes	F-32
5.2 Management’s holdings of Novo Nordisk shares	F-34
5.3 Adjustments for non-cash items	F-35
5.4 Commitments and contingencies	F-36
5.5 Related party transactions	F-38
5.6 Licence fees and other operating income	F-38
5.7 Fee to statutory auditors	F-38
5.8 Companies in the Novo Nordisk Group	F-39
5.9 Financial definitions	F-40

Consolidated financial statements

Section 1 - Basis of preparation of the Consolidated financial statements

Novo Nordisk presents its Consolidated financial statements on the basis of the latest developments in international financial reporting, and the company strives for early adoption of EU endorsed IFRS accounting standards.

All affiliates in the Novo Nordisk Group follow the same Group accounting policies. This section describes the significant accounting policies and other accounting policies in general, including Management’s key accounting estimates and the new IFRS requirements. A detailed description of accounting policies and key accounting estimates related to specific reported amounts is presented in each note to the relevant financial items.

1.1 Summary of significant accounting policies

The Consolidated financial statements included in this Annual Report have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), as well as in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union.

Furthermore, the annual report has been prepared in accordance with additional Danish disclosure requirements for annual reports of listed companies.

Measurement basis

The Consolidated financial statements have been prepared on the historical cost basis except for the revaluation of available-for-sale financial assets such as derivative financial instruments measured at fair value through the income statement, and equity investments and marketable securities measured at fair value through other comprehensive income.

The principal accounting policies set out below have been applied consistently in the preparation of the Consolidated financial statements for all the years presented.

Principal accounting policies

Novo Nordisk’s accounting policies are described in relation to the individual notes to the Consolidated financial statements. Considering all the accounting policies applied in the preparation of the Consolidated financial statements, Management regards the following as the most significant accounting policies for the recognition and measurement of reported amounts:

·      Sales and sales rebates (notes 2.1 and 3.6)
Revenue is only recognised when, in Management’s judgement, the significant risks and rewards of ownership have been transferred and when the Group does not retain managerial involvement in or effective control over the goods sold. Our gross sales are subject to various deductions that are composed primarily of rebates and discounts to retail customers, government agencies, wholesalers, health insurance companies and managed healthcare organisations. These deductions represent estimates of the related obligations, requiring the use of judgement when estimating the effect of these sales deductions on gross sales for a reporting period.

•      Research and development (note 3.1).
Internal research costs are fully charged to the consolidated income statement in the period in which they are incurred, consistent with industry practice. Novo Nordisk considers that regulatory and other uncertainties inherent in the development of new products preclude the capitalisation of internal development costs as an intangible asset until marketing approval from the regulatory authority is obtained (highly probable) in a relevant major market.

•      Derivative financial instruments (note 4.4).
Novo Nordisk hedges commercial exposures, with foreign exchange risk being the principal financial risk for the Group. The overall objective of foreign exchange risk management is to limit the short-term negative impact on earnings and cash flow from exchange rate fluctuations, thereby increasing the predictability of the financial results. The purpose of hedge accounting is to match the impact of the hedged item and the hedging instrument in the consolidated income statement. Management has chosen to present the result of hedging activities as part of financial items. Thus, as the majority of Novo Nordisk’s sales are in EUR, USD, JPY, CNY and GBP, Sales will be impacted by exchange rate fluctuations whereas the impact from exchange rate fluctuations on Profit before income taxes depends on the results of the hedging activities.

In addition, the following other accounting policies are considered relevant to an understanding of the Consolidated financial statements:

•      Income taxes (note 2.4)
•      Intangible assets and Property, plant and equipment including impairment (notes 3.1 and 3.2)
•      Inventories (note 3.3)
•      Trade receivables and allowances for doubtful trade receivables (note 3.4)
•      Provisions for legal disputes (note 3.6).

Key accounting estimates

The use of reasonable estimates is an essential part of the preparation of consolidated financial statements. Given the uncertainties inherent in our business activities, Management must make certain estimates and judgements that affect the application of accounting policies and reported amounts of assets, liabilities, sales, costs, cash flow and related disclosures at the date(s) of the Consolidated financial statements.

Management bases its estimates on historical experience and various other assumptions that are held to be reasonable under the circumstances. The estimates and underlying assumptions are reviewed on an ongoing basis and, if necessary, changes are recognised in the period in which the estimate is revised. Management considers the carrying amounts recognised in relation to the key accounting estimates mentioned below to be reasonable and appropriate based on currently available information. However, the actual amounts may differ from the amounts estimated as more detailed information becomes available.

Management regards the following as the key accounting estimates and assumptions used in the preparation of the Consolidated financial statements:

•      Rebates and sales discounts and provisions for sales rebates (notes 2.1 and 3.6)
•      Indirect production costs (note 3.3)
•      Allowance for doubtful trade receivables (note 3.4)
•      Deferred income tax assets and liabilities (note 2.4)
•      Provisions for legal disputes (note 3.6).

Please refer to the specific notes for further information on the key accounting estimates and assumptions applied.

1.2 Other accounting policies

Changes in accounting policies and disclosures

Early adoption of new or amended IFRSs
IAS 19R ‘Employee benefits’ was revised by IASB in June 2011 with an effective date on or after 1 January 2013 and endorsed by the EU in June 2012. Novo Nordisk has early adopted the amendment in 2012 and is thus not utilising the option to defer the recognition of actuarial gains and losses from defined benefit post-employment plans, known as the corridor approach, and is instead recognising all actuarial gains and losses in Other comprehensive income as these occur. Early adoption also involves immediate recognition of all past service costs, and replacing interest cost and expected return on plan assets with a net interest amount that is calculated by applying the discount rate used to discount to the net defined benefit obligation (asset).

Consolidated financial statements

As retrospective application of these changes would have only an immaterial impact on each previous financial year, Novo Nordisk has fully adopted the amendment in 2012 without restating previous years’ comparable amounts and disclosures. Thus, while the adoption has not had an initial impact on the Income statement in 2012, the implementation decreased Other comprehensive income and Equity by DKK 250 million, decreased Deferred income tax liabilities by DKK 31 million and increased Retirement benefit obligation by DKK 281 million.

Please refer to note 3.7 for a detailed description of the new accounting policy for retirement benefit obligations.

Furthermore, Novo Nordisk has early adopted the amendment to IAS 1 ‘Presentation of financial statements’, effective for annual periods beginning on or after 1 July 2012. The amendment requires items of Other comprehensive income, classified by nature, to be grouped into those that will be reclassified subsequently to the Income statement when specific conditions are met and those that will not.

Adoption of new or amended IFRSs

Based on an assessment of new or amended and revised accounting standards and interpretations (‘IFRSs’) issued by IASB and IFRSs endorsed by the European Union effective on 1 January 2012, it has been assessed that the application of the new IFRSs has not had a material impact on the Consolidated financial statements in 2012 and Novo Nordisk does not anticipate any significant impact on future periods from the adoption of these new IFRSs.

New or amended IFRSs that have been issued but have not yet come into effect and have not been early adopted
In addition to the above, IASB has issued a number of new or amended and revised accounting standards and interpretations that have not yet come into effect. The following are the most significant:

•      IASB has issued IFRS 9 ‘Financial Instruments’, which is applicable for reporting periods starting on or after 1 January 2015. This is part of the IASB’s project to replace IAS 39, and the new standard will substantially change the classification and measurement of financial instruments and hedging requirements. The new standards and the amendment have not yet been endorsed by the European Union. Novo Nordisk has assessed the impact of the standard and determined that it, in its current wording, will not have any significant impact on the Consolidated financial statements.

•      IASB has issued re-exposure drafts on IAS 18 ‘Revenue’ and IAS 17 ‘Leasing’. The revised IAS 18 is expected to have only immaterial impact on the Consolidated financial statements. The change in lease accounting is expected to require capitalisation of the majority of the Group’s lease contracts, which will have some impact on the Group’s assets, liabilities and financial ratios, but no significant impact on net profit. However, the final impact may change depending on the final wording of the standards.

1.3 Other general accounting policies

Defining materiality

Novo Nordisk’s Consolidated financial statements are a result of processing large numbers of transactions and aggregating those transactions into classes according to their nature or function. When aggregated, the transactions are presented in classes of similar items in the Consolidated financial statements. If a line item is not individually material, it is aggregated with other items of a similar nature in the statements or in the notes.

There are substantial disclosure requirements throughout IFRS. Novo Nordisk provides specific disclosures required by IFRS unless the information is considered immaterial to the economic decision-making of the users of these financial statements or not applicable.

Principles of consolidation

The Consolidated financial statements incorporate the financial statements of Novo Nordisk A/S and entities controlled by Novo Nordisk A/S.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with Novo Nordisk policies. All intra-Group transactions, balances, income and expenses are eliminated in full when consolidated.

Translation of foreign currencies
Functional and presentation currency
Items included in the financial statements of each of Novo Nordisk’s entities are measured using the currency of the primary economic environment in which the entity operates (functional currency). The Consolidated financial statements are presented in Danish kroner (DKK), which is also the functional and presentation currency of the parent company.

Translation of transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the Income statement.

Translation differences on non-monetary items, such as financial assets classified as available for sale including equity investments, are recognised in Other comprehensive income.

Translation of Group companies
Financial statements of foreign subsidiaries are translated into Danish kroner at the exchange rates prevailing at the end of the reporting period for assets and liabilities, and at average exchange rates for income statement items.

All effects of exchange rate adjustment are recognised in the Income statement, with the exception of exchange rate adjustments of investments in subsidiaries arising from:

▪      the translation of foreign subsidiaries’ net assets at the beginning of the year at the exchange rates at the end of the reporting period
▪      the translation of foreign subsidiaries’ income statements using average exchange rates, whereas balance sheet items are translated using the exchange rates prevailing at the end of the reporting period
▪      the translation of non-current intra-Group receivables that are considered to be an addition to net investments in subsidiaries.

The above exchange rate adjustments are recognised in Other comprehensive income.

Statement of cash flows

The Statement of cash flows is presented in accordance with the indirect method commencing with Net profit for the year.

Consolidated financial statements

Section 2 - Results for the year

This section comprises notes in relation to the results for the year, including disclosure on operating segments, and provides additional information related to two of Novo Nordisk’s four long-term financial targets: Operating profit margin and Growth in operating profit.

Continued growth in the number of patients and innovative new products drive Novo Nordisk’s growth in sales. Novo Nordisk expects growth in operating profit to be higher than sales growth, thereby increasing operating margin. This is expected to be enabled by gross margin expansion from both product mix and pricing as well as further productivity improvements in the manufacturing areas. For non-production related activities, the operating margin expansion is expected to be supported by a modest development in administrative costs and scale advantages within sales and marketing, whereas continued investment is envisioned for the research and development activities, which are expected to grow at least in line with sales. Novo Nordisk continues to invest in innovation while contributing to society by paying corporate taxes in the countries where it operates. The Management review section ‘2012 performance and 2013 outlook’ on p 6 gives a detailed description of the results for the year.

2.1 Sales and sales rebates

Accounting policies
Revenue from goods sold is recognised when all the following conditions are met:

■      Novo Nordisk has transferred the significant risks and rewards of ownership of the goods to the buyer.
■      Novo Nordisk retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold.
■      The amount of revenue can be measured reliably.
■      It is probable that the economic benefits associated with the transaction will flow to the entity.
■      The costs incurred or to be incurred in respect of the transaction can be measured reliably.

Sales are measured at the fair value of the consideration received or receivable.  When sales are recognised, Novo Nordisk also records estimates for a variety of sales deductions, including rebates, discounts, refunds, incentives and product returns. Sales deductions are reported as a reduction of revenue. Where contracts contain customer acceptance provisions, Novo Nordisk recognises sales when the acceptance criteria are satisfied.

Revenue recognition for new product launches is based on specific facts and circumstances relating to those products, including estimated demand and acceptance rates for well-established products with similar market characteristics. Where shipments of new products are made on a sale or return basis, without sufficient historical experience for estimating sales returns, revenue is only recorded when there is evidence of consumption or when the right of return has expired.

Key accounting estimates – rebates and sales discounts
Sales discounts and sales rebates are predominantly issued in Region North America. In this region, significant sales rebates are paid in connection with US public healthcare insurance programmes, namely Medicare and Medicaid, as well as rebates to managed healthcare plans. The most significant discounts are offered under contracts with institutions, mostly hospitals and government agencies. In addition, political pressure to contain healthcare costs has led several other countries to impose significant price reductions on pharmaceutical products. Concerted austerity measures have been implemented by governments in countries in Region Europe, while government-mandated price cuts have been introduced in Region China, Japan and major countries in Region International Operations.

Medicaid and Medicare rebates have been calculated using a combination of historical experience, product and population growth, price increases, the impact of contracting strategies and specific terms in the individual agreements. For Medicaid, the calculation of rebates involves interpretation of relevant regulations that are subject to challenge or change in interpretative guidance by government authorities. Although accruals are made for Medicaid and Medicare rebates at the time sales are recorded, the actual rebates related to the specific sale will typically be invoiced to Novo Nordisk up to nine months later. Due to the time lag, the rebate adjustments to sales in any particular period may incorporate adjustments of accruals for prior periods.

Rebates are offered to a number of managed healthcare plans. These rebate programmes allow the customer to receive a rebate after attaining certain performance parameters relating to formulary status and pre-established market share milestones relative to competitors. Since they are contractually agreed upon, rebates are estimated according to the specific terms in each agreement, historical experience, anticipated channel mix, product growth rates and market share information. Novo Nordisk considers the sales performance of products subject to managed healthcare rebates and other contract discounts, and adjusts the provision periodically to reflect actual experience.

Wholesaler charge-backs relate to contractual arrangements existing between Novo Nordisk and indirect customers, mainly in the US, whereby products are sold at contract prices lower than the list price originally charged to wholesalers. A wholesaler charge-back represents the difference between the invoice price to the wholesaler and the indirect customer’s contract price. Provisions are calculated for estimated charge-backs using a combination of factors such as historical experience, current wholesaler inventory levels, contract terms and the value of claims received but not yet processed. Wholesaler charge-backs are generally settled within one to three months of the liability being incurred.

In certain non-US countries, Novo Nordisk also provides rebates to governments and other entities mandated by laws or government regulations. Furthermore, Novo Nordisk enters into pay-for-performance arrangements with certain healthcare providers. Under these agreements, Novo Nordisk may be required to make refunds to the healthcare providers if anticipated treatment outcomes do not meet predefined targets. Potential refunds are estimated and recorded as a reduction of revenue at the time the related revenues are recorded.

Provisions for sales deductions are adjusted to actual amounts as rebates and discounts are processed. Please refer to section 3.6 for further information on sales-related provisions.

Gross-to-net sales reconciliation
DKK million	2012	2011	2010

Gross sales	103,948	84,386	75,811
US Medicaid and Medicare rebates	(7,519)	(5,075)	(4,124)
US managed healthcare rebates	(4,390)	(2,551)	(2,494)
US wholesaler charge-backs	(8,196)	(5,894)	(4,994)
Non-US healthcare plans and programme rebates	(901)	(695)	(543)
Sales returns and discounts	(4,916)	(3,825)	(2,880)
Total gross-to-net sales adjustments	(25,922)	(18,040)	(15,035)
Total net sales	78,026	66,346	60,776

Consolidated financial statements

2.2 Segment information
Accounting policies
Operating segments are reported in a manner consistent with the internal reporting provided to Management and the Board of Directors.

BUSINESS SEGMENTS

Novo Nordisk operates in two business segments based on therapies: Diabetes care and Biopharmaceuticals.

The Diabetes care business segment includes research, development, manufacturing and marketing of products within the areas of insulin, GLP-1 and related delivery systems, oral antidiabetic products (OAD) and obesity.

The Biopharmaceuticals business segment includes research, development, manufacturing and marketing of products within the areas of haemophilia, growth hormone therapy, hormone replacement therapy, inflammation therapy and other therapy areas.

Segment performance is evaluated on the basis of operating profit consistent with the Consolidated financial statements. Financial income and expenses and income taxes are managed on a Group basis and are not allocated to business segments.

There are no sales or other transactions between the business segments. Costs have been split between business segments according to a specific allocation with the addition of a minor number of corporate overhead costs allocated systematically between the segments. Licence fees and other operating income have been allocated to the two segments based on the same principle. Segment assets comprise the assets that are applied directly to the activities of the segment, including intangible assets, property, plant and equipment, other financial assets, inventories, trade receivables, and other receivables and prepayments.

No single customer represents more than 10% of the total sales and no operating segments have been aggregated to form the reported business segments.

Business segments
	2012	2011	2010	2012	2011	2010	2012	2011	2010
DKK million

Segment sales	Diabetes care			Biopharmaceuticals			Total

NovoRapid ® / NovoLog®	15,693	12,804	11,900
NovoMix® / NovoLog®Mix	9,342	8,278	7,821
Levemir®	9,786	7,683	6,880
Total modern insulins	34,821	28,765	26,601
Human insulins	11,302	10,785	11,827
Victoza®	9,495	5,991	2,317
Protein-related products	2,511	2,309	2,214
Oral antidiabetic products (OAD)	2,758	2,575	2,751
Diabetes care total sales	60,887	50,425	45,710

NovoSeven®				8,933	8,347	8,030
Norditropin®				5,698	5,047	4,803
Hormone replacement therapy				2,163	2,054	1,892
Other products				345	473	341
Biopharmaceuticals total sales				17,139	15,921	15,066

Segment key figures
Total sales	60,887	50,425	45,710	17,139	15,921	15,066	78,026	66,346	60,776
Change in DKK (%)	20.7%	10.3%	21.9%	7.7%	5.7%	11.0%	17.6%	9.2%	19.0%
Change in local currencies (%)	14.5%	12.6%	15.7%	2.4%	7.6%	5.4%	11.6%	11.4%	13.0%
Cost of goods sold	11,435	10,762	10,131	2,030	1,827	1,549	13,465	12,589	11,680
Sales and distribution costs	18,894	16,476	14,815	2,650	2,528	3,380	21,544	19,004	18,195
Research and development costs	7,322	6,402	6,744	3,575	3,226	2,858	10,897	9,628	9,602
Administrative costs	2,604	2,485	2,260	708	760	805	3,312	3,245	3,065
Licence fees and other operating income, net	464	285	342	202	209	315	666	494	657
Operating profit	21,096	14,585	12,102	8,378	7,789	6,789	29,474	22,374	18,891

Depreciation, amortisation and impairment losses included in costs	2,167	2,051	1,887	526	686	580	2,693	2,737	2,467
Additions to Intangible assets and Property, plant and equipment	2,800	2,654	3,068	770	678	795	3,570	3,332	3,863

Assets allocated to business segments	36,030	34,853	34,947	9,119	8,998	7,906	45,149	43,851	42,853
Assets not allocated to business segments 1							20,520	20,847	18,549
Total assets							65,669	64,698	61,402

1 The part of total assets that has not been allocated to either of the two business segments includes Cash at bank and on hand, Marketable securities, Derivative financial instruments and tax assets.

Consolidated financial statements

GEOGRAPHICAL SEGMENTS

Novo Nordisk operates in five geographical regions:

•      North America: the US and Canada
•      Europe: the EU, EFTA, Albania, Bosnia-Hercegovina, Croatia, Macedonia, Serbia, Montenegro and Kosovo
•      Japan & Korea: Japan and Korea
•      Region China: China, Hong Kong and Taiwan
•      International Operations: all other countries

 Sales are attributed to geographical regions according to the location of the customer. Allocation of property, plant and equipment, trade receivables, allowances for trade receivables and total assets are based on the location of the assets.

The country of domicile is Denmark, which is part of Region Europe. Denmark is immaterial in relation to Novo Nordisk’s activities in terms of geographical size and the operational business segments. Less than 1% of the total sales is realised in Denmark. Sales to external customers attributed to the US are collectively the most material to the company. The US is the only country where sales contribute more than 10% of total sales. Sales to the US represent more than 90% of sales in Region North America.

Geographical segments

	2012	2011	2010	2012	2011	2010
DKK million	North America			Europe

Sales by business segment:
NovoRapid® / NovoLog®	9,033	6,934	6,501	3,707	3,464	3,258
NovoMix® / NovoLog®Mix	2,488	2,088	2,099	2,544	2,623	2,562
Levemir®	5,290	3,711	3,229	2,833	2,577	2,410
Modern insulins (insulin analogues)	16,811	12,733	11,829	9,084	8,664	8,230
Human insulins	1,959	1,762	2,156	2,642	3,032	3,532
Victoza®	5,930	3,716	1,457	2,427	1,620	753
Other diabetes care	1,998	1,705	1,646	965	1,210	1,536
Diabetes care total	26,698	19,916	17,088	15,118	14,526	14,051

NovoSeven®	4,397	3,951	4,043	2,206	2,310	2,180
Norditropin®	1,721	1,394	1,320	1,741	1,705	1,823
Other biopharmaceuticals	1,404	1,325	1,158	642	627	610
Biopharmaceuticals total	7,522	6,670	6,521	4,589	4,642	4,613

Total sales by business and geographical segment	34,220	26,586	23,609	19,707	19,168	18,664

Underlying sales growth in local currencies1	19.2%	17.9%	22.4%	2.0%	2.4%	4.6%
Currency effect (local currency impact)	9.5%	(5.3%)	6.8%	0.8%	0.3%	1.8%
Total sales growth as reported	28.7%	12.6%	29.2%	2.8%	2.7%	6.4%

Property, plant and equipment	1,500	1,329	987	16,200	15,681	15,669
Trade receivables	2,278	2,081	1,689	3,688	3,652	3,437
Allowance for doubtful trade receivables	(18)	(22)	(19)	(239)	(333)	(200)
Total assets	5,867	5,465	3,680	47,663	47,202	46,654
1 additional non-IFRS measure. Please refer to p 93 for definitions.

Consolidated financial statements

Geographical segments

	2012	2011	2010	2012	2011	2010
DKK million	International Operations			Japan & Korea

Sales by business segment:
NovoRapid® / NovoLog®	1,408	1,100	965	1,175	1,057	987
NovoMix® / NovoLog®Mix	1,708	1,482	1,377	1,028	970	913
Levemir®	1,106	942	843	386	363	349
Modern insulins (insulin analogues)	4,222	3,524	3,185	2,589	2,390	2,249
Human insulins	3,073	2,581	2,588	768	960	1,101
Victoza®	613	322	37	455	327	70
Other diabetes care	632	583	553	493	430	394
Diabetes care total	8,540	7,010	6,363	4,305	4,107	3,814

NovoSeven®	1,526	1,485	1,245	646	482	461
Norditropin®	780	651	530	1,442	1,285	1,120
Other biopharmaceuticals	234	221	197	224	349	265
Biopharmaceuticals total	2,540	2,357	1,972	2,312	2,116	1,846

Total sales by business and geographical segment	11,080	9,367	8,335	6,617	6,223	5,660

Underlying sales growth in local currencies1	16,2%	17.1%	22.3%	(1.5%)	5.1%	3.3%
Currency effect (local currency impact)	2.1%	(4.7%)	(0.4%)	7.8%	4.8%	12.5%
Total sales growth as reported	18.3%	12.4%	21.9%	6.3%	9.9%	15.8%

Property, plant and equipment	1,508	1,672	1,929	174	207	213
Trade receivables	2,177	2,052	1,995	335	377	446
Allowance for doubtful trade receivables	(710)	(535)	(408)	(3)	(2)	0
Total assets	6,660	6,419	6,327	989	1,388	1,158

	2012	2011	2010	2012	2011	2010
DKK million	Region China			Total

Sales by business segment:
NovoRapid® / NovoLog®	370	249	189	15,693	12,804	11,900
NovoMix® / NovoLog®Mix	1,574	1,115	870	9,342	8,278	7,821
Levemir®	171	90	49	9,786	7,683	6,880
Modern insulins (insulin analogues)	2,115	1,454	1,108	34,821	28,765	26,601
Human insulins	2,860	2,450	2,450	11,302	10,785	11,827
Victoza®	70	6	0	9,495	5,991	2,317
Other diabetes care	1,181	956	836	5,269	4,884	4,965
Diabetes care total	6,226	4,866	4,394	60,887	50,425	45,710

NovoSeven®	158	119	101	8,933	8,347	8,030
Norditropin®	14	12	10	5,698	5,047	4,803
Other biopharmaceuticals	4	5	3	2,508	2,527	2,233
Biopharmaceuticals total	176	136	114	17,139	15,921	15,066

Total sales by business and geographical segment	6,402	5,002	4,508	78,026	66,346	60,776

Underlying sales growth in local currencies1	16.3%	11.7%	19.9%	11.6%	11.4%	13.0%
Currency effect (local currency impact)	11.7%	(0.7%)	7.6%	6.0%	(2.2%)	6.0%
Total sales growth as reported	28.0%	11.0%	27.5%	17.6%	9.2%	19.0%

Property, plant and equipment	2,157	2,042	1,709	21,539	20,931	20,507
Trade receivables	1,161	1,187	933	9,639	9,349	8,500
Allowance for doubtful trade receivables	(54)	0	0	(1,024)	(892)	(627)
Total assets	4,490	4,224	3,583	65,669	64,698	61,402

Consolidated financial statements

2.3 Employee costs

Accounting policies
Wages, salaries, social security contributions, annual leave and sick leave, bonuses and non-monetary benefits are recognised in the year in which the associated services are rendered by employees of Novo Nordisk. Where Novo Nordisk provides long-term employee benefits, the costs are accrued to match the rendering of the services by the employees concerned.

Employee costs
DKK million	2012	2011	2010

Wages and salaries	17,301	16,127	14,520
Share-based payment costs (note 5.1)	308	319	463
Pensions – defined contribution plans	1,302	1,155	1,052
Pensions – retirement benefit obligations (note 3.7)	150	(2)	210
Other social security contributions	1,358	1,189	1,067
Other employee costs	1,779	1,491	1,510
Total employee costs for the year	22,198	20,279	18,822
Employee costs included in property, plant and equipment1	(533)	(496)	(559)
Change in employee costs included in inventories	(70)	(37)	76
Total employee costs expensed in the Income statement	21,595	19,746	18,339

Included in the Income statement:
Cost of goods sold	4,627	4,302	4,006
Sales and distribution costs	8,784	7,961	7,240
Research and development costs	4,298	3,980	3,697
Administrative costs	2,205	1,993	2,059
Licence fees and other operating income, net	1,681	1,510	1,337
Total employee costs	21,595	19,746	18,339

1This reflects annual gross employee costs included in property, plant and equipment, which subsequently will be included in depreciation of tangible fixed assets.

Average number of full-time employees	33,061	31,499	29,423
Year-end number of full-time employees	34,286	32,136	30,014

Remuneration to Executive Management and Board of Directors

DKK million
Salary and cash based incentive	37	35	32
Pension	9	9	8
Other benefits	1	1	1
Executive Management in total 1	47	45	41
Fee to Board of Directors2	9	9	7

1Excluding share-based payments, as these are allocated in the joint pool between Executive Management and other members of the Senior Management Board. Please refer to note 5.1 and  ’Remuneration’ pp 49-51, for further information on remuneration to the Board of Directors, Executive Management and other members of Senior Management Board.

2Excluding social security taxes paid amounting to less than DKK 1 million (less than DKK 1 million in 2011).

2.4 Income and deferred income taxes

Income taxes

Accounting policies
The tax expense for the period comprises current and deferred tax and interest on tax cases ongoing or settled during the year, including adjustments to previous years. Tax is recognised in the income statement, except to the extent that it relates to items recognised in other comprehensive income.

Income taxes expensed
DKK million	2012	2011	2010

Current tax on profit for the year	6,001	4,534	3,477
Deferred tax on profit for the year	645	257	495
Tax on profit for the year	6,646	4,791	3,972
Adjustments recognised for current tax of prior periods	4,042	277	504
Adjustments recognised for deferred tax of prior periods	(4,309)	(240)	(593)
Income taxes in the Income statement	6,379	4,828	3,883

In 2012, adjustments caused by events that occurred in the current year related to current and deferred tax of prior periods predominantly arise from tax payments on tax disputes related to transfer pricing and reversal of associated tax liability recognised in prior periods.

Computation of effective tax rate:
Statutory corporate income tax rate in Denmark	25.0%	25.0%	25.0%
Deviation in foreign subsidiaries’ tax rates compared with the Danish tax rate (net)	(2.1%)	(3.0%)	(2.5%)
Non-taxable income less non-tax-deductible expenses (net)	0.1%	(0.2%)	(1.2%)
Other	(0.1%)	0.2%	(0.1%)
Effective tax rate	22.9%	22.0%	21.2%

Tax on other comprehensive income for the year, (income)/expense	587	(190)	(346)

Tax on other comprehensive income for the year relates to tax on deferred (gains)/losses on cash flow hedges and internal profit. In addition DKK 12 million has been recognised as current tax in other comprehensive income in 2012.

Income taxes paid
Income taxes paid in Denmark	7,895	2,825	1,826
Income taxes paid outside Denmark	2,996	2,566	1,610
Total income taxes paid	10,891	5,391	3,436

The income taxes of DKK 7,895 million paid in Denmark in 2012 include adjustments arising from tax disputes primarily related to transfer pricing.

Consolidated financial statements

Deferred income taxes

Accounting policies
Deferred income taxes arise from temporary differences between the accounting and taxable values of the individual consolidated companies and from realisable tax-loss carry-forwards using the liability method. The tax value of tax-loss carry-forwards is included in deferred tax assets to the extent that the tax losses and other tax assets are expected to be utilised in future taxable income. The deferred income taxes are measured according to current tax rules and at the tax rates expected to be in force on elimination of the temporary differences. Unremitted earnings are generally retained by subsidiaries for reinvestment, hence no provision is made for income taxes that would be payable upon the distribution of such earnings unless a concrete distribution of earnings is planned.

Key accounting estimate – deferred income tax assets and liabilities

Novo Nordisk is subject to income taxes around the world. Significant judgement is required in determining the worldwide accrual for income taxes, deferred income tax assets and liabilities, and provision for uncertain tax positions. Novo Nordisk recognises deferred income tax assets if it is probable that sufficient taxable income will be available in the future against which the temporary differences and unused tax losses can be utilised. Management has considered future taxable income in assessing whether deferred income tax assets should be recognised.

Development in deferred income tax assets and liabilities
DKK million	2012	2011

At the beginning of the year	(792)	(1,018)
Reclassification from Other liabilities (note3.8)	(739)	-
Deferred tax on profit for the year	(645)	(257)
Adjustment relating to previous years	4,309	240
Deferred tax on items recognised in Other comprehensive income	(575)	190
Exchange rate adjustments	(46)	53
Total deferred tax assets/(liabilities), net	1,512	(792)

DKK million	Property, plant and equipment	Intangible assets	Inventories	Tax-loss carry-forward	Other	Offset within countries	Total

2012
Net deferred tax asset/(liability) at 1 January	(1,060)	244	1,599	87	(1,662)	-	(792)
Reclassification from Other liabilities					(739)		(739)
Income/(charge) to the Income statement	66	(106)	(185)	(17)	3,906		3,664
Income/(charge) to Other comprehensive income			(78)		(497)		(575)
Exchange rate adjustment	(3)	(5)	-	(4)	(34)		(46)
Net deferred tax asset/(liability) at 31 December	(997)	133	1,336	66	974	-	1,512
Classified as follows:
Deferred tax asset at 31 December	176	436	2,560	66	1,421	(2,415)	2,244
Deferred tax liability at 31 December	(1,173)	(303)	(1,224)	-	(447)	2,415	(732)

2011
Net deferred tax asset/(liability) at 1 January	(1,279)	545	1,431	113	(1,828)	-	(1,018)
Income/(charge) to the Income statement	227	(316)	127	(21)	(34)		(17)
Income/(charge) to Other comprehensive income			41		149		190
Exchange rate adjustment	(8)	15	-	(5)	51		53
Net deferred tax asset/(liability) at 31 December	(1,060)	244	1,599	87	(1,662)	-	(792)
Classified as follows:
Deferred tax asset at 31 December	173	550	2,880	87	980	(2,256)	2,414
Deferred tax liability at 31 December	(1,233)	(306)	(1,281)	-	(2,642)	2,256	(3,206)

Further to the above, the tax value of tax-loss carry-forward of DKK 208 million (DKK 221 in 2011) has not been recognised in the balance sheet due to the likelihood that the tax losses will not be realised in the future. Of the unrecognised tax-loss carry-forward, DKK 3 million expires within one year, DKK 11 million between two to five years and DKK 194 million after more than five years.

Section 3 - Operating assets and liabilities

Consolidated financial statements

This section specifies the operating assets that form the basis for the activities of Novo Nordisk, and related liabilities. These net assets impact Novo Nordisk’s long-term target for ‘Operating profit after tax to net operating assets (OPAT/NOA)’.

Novo Nordisk operates with a relatively high OPAT/NOA due to a low level of acquired intangible assets and a stable operating asset base despite significant business growth. This is driven by Novo Nordisk’s organic growth strategy with limited acquisition of rights or businesses, and reflects the fact that, in line with industry practice, Novo Nordisk does not capitalise internal development costs until regulatory approval is highly probable. The overall approach to managing operating assets is to retain assets for research, development and production activities under the company’s own control, and generally to lease non-core assets related to administration and distribution. Furthermore, to maintain high quality in the company’s products and the capability at all times to deliver products to customers, Novo Nordisk ensures that the total production capacity and inventory levels reflect this priority.

3.1 Intangible assets
Accounting policies
Patents and licences, including acquired patents and licences for in-process research and development projects, are carried at historical cost less accumulated amortisation and any impairment loss. Amortisation is calculated using the straight-line method to allocate the cost of patents and licences over their estimated useful lives. Estimated useful life is the shorter of the legal duration and the economic useful life. The amortisation of patents and licences begins, at the earliest, on production of pre-launch inventory or after regulatory approval has been obtained.

Internal development of computer software and other development costs related to major IT projects for internal use that are directly attributable to the design and testing of identifiable and unique software products controlled by Novo Nordisk are recognised as intangible assets if the recognition criteria are met. The computer software has to be a significant business system and the expenditure must lead to the creation of a durable asset.  Amortisation is calculated using the straight-line method over the estimated useful life of 3-10 years. The amortisation commences when the asset is available for use, ie when it is in the location and condition necessary for it to be capable of operating in the manner intended by Management.

Impairment of assets
Intangible assets with an indefinite useful life and intangible assets not yet available for use are not subject to amortisation and are tested annually for impairment irrespective of whether there is any indication that they may be impaired.

Assets that are subject to amortisation, such as intangible assets in use or with definite useful life, and other non-current assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Factors considered material that could trigger an impairment test include the following:

▪	Development of a competing drug
▪	Changes in the legal framework covering patents, rights or licences
▪	Advances in medicine and/or technology that affect the medical treatments
▪	Lower-than-predicted sales
▪	Adverse impact on reputation and/or brand names
▪	Changes in the economic lives of similar assets
▪	Relationship with other intangible assets or property, plant and equipment
▪	Changes or anticipated changes in participation rates or reimbursement policies.

If the carrying amount of intangible assets exceeds the recoverable amount based upon the existence of one or more of the above indicators of impairment, any impairment is measured based on discounted projected cash flows. Impairments are reviewed at each reporting date for possible reversal.

Intangible assets
DKK million		2012	2011

Cost at the beginning of the year		2,538	2,277
Additions during the year		198	259
Disposals during the year		(18)	(1)
Effect of exchange rate adjustment		(6)	3
Cost at the end of the year		2,712	2,538

Amortisation and impairment losses at the beginning of the year		1,049	819
Amortisation for the year		160	107
Impairment losses for the year		32	125
Amortisation and impairment losses reversed on disposals during the year		(18)	(1)
Effect of exchange rate adjustment		(6)	(1)
Amortisation and impairment losses at the end of the year		1,217	1,049
Carrying amount at the end of the year		1,495	1,489
Specified as:
Patents and licenses		762	696
Internally developed software		532	518
Other intangible assets		201	275
Total		1,495	1,489

Hereof intangible assets not yet in use amount to DKK 669 million (DKK 980 million in 2011), primarily patents and licences in relation to development projects.

In 2012, an impairment loss of DKK 32 million (DKK 125 million in 2011) related to patents has been recognised due to discontinuation of development projects. Impairment tests in 2012 and 2011 of assets not yet in use were based upon Management’s projections and anticipated net present value of future cash flows from cash-generating units. Management has used a pre-tax discount rate (WACC) of 8% based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values used are based on the expected life of products, forecasted life cycle and cash flow over that period, and the useful life of the underlying assets.

Amortisation and impairment losses
DKK million	2012	2011	2010

Cost of goods sold	81	47	42
Sales and distribution costs	50	35	13
Research and development costs	47	139	19
Licence fees and other operating income, net	14	11	6
Total amortisation and impairment losses	192	232	80

Consolidated financial statements

3.2 Property, plant and equipment

Accounting policies
Property, plant and equipment is measured at historical cost less accumulated depreciation and any impairment loss. The cost of self-constructed assets includes costs directly attributable to the construction of the assets. Subsequent cost is included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to Novo Nordisk and the cost of the item can be measured reliably. In general, constructions of major investments are self-financed and thus no material interest on loans is capitalised as part of the cost. Depreciation is provided under the straight-line method over the estimated useful lives of the assets as follows:

•	Buildings: 12–50 years
•	Plant and machinery: 5–16 years
•	Other equipment: 3–10 years
•	Land: not depreciated.

The depreciation commences when the asset is available for use, ie when it is in the location and condition necessary for it to be capable of operating in the manner intended by Management.

The assets’ residual values and useful lives are reviewed and adjusted, if appropriate, at the end of each reporting period. An asset’s carrying amount is written down to its recoverable amount if the asset’s carrying amount is higher than its estimated recoverable amount (please refer to note 3.1 for a description of impairment of assets).  Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognised in the Income statement.

Property, plant and equipment
DKK million	Land and buildings	Plant and machinery	Other equipment	Payments on account and assets in course of construction	Total

2012
Cost at the beginning of the year	14,600	17,845	3,080	4,815	40,340
Additions during the year	171	136	220	2,845	3,372
Disposals during the year	(287)	(350)	(111)	-	(748)
Transfer from/(to) other items	1,020	553	192	(1,765)	-
Effect of exchange rate adjustment	(159)	(162)	(22)	(17)	(360)
Cost at the end of the year	15,345	18,022	3,359	5,878	42,604

Depreciation and impairment losses at the beginning of the year	5,525	11,888	1,996	-	19,409
Depreciation for the year	655	1,445	313	-	2,413
Impairment losses for the year	18	68	2	-	88
Depreciation and impairment losses reversed on disposals during the year	(263)	(315)	(91)	-	(669)
Effect of exchange rate adjustment	(54)	(111)	(11)	-	(176)
Depreciation and impairment losses at the end of the year	5,881	12,975	2,209	-	21,065

Carrying amount at the end of the year	9,464	5,047	1,150	5,878	21,539

2011
Cost at the beginning of the year	13,598	17,243	2,861	4,516	38,218
Additions during the year	312	262	293	2,206	3,073
Disposals during the year	(228)	(522)	(167)	-	(917)
Transfer from/(to) other items	982	937	85	(2,004)	-
Effect of exchange rate adjustment	(64)	(75)	8	97	(34)
Cost at the end of the year	14,600	17,845	3,080	4,815	40,340

Depreciation and impairment losses at the beginning of the year	5,048	10,806	1,857	-	17,711
Depreciation for the year	623	1,471	289	-	2,383
Impairment losses for the year	29	93	-	-	122
Depreciation and impairment losses reversed on disposals during the year	(165)	(462)	(157)	-	(784)
Effect of exchange rate adjustment	(10)	(20)	7	-	(23)
Depreciation and impairment losses at the end of the year	5,525	11,888	1,996	-	19,409
Carrying amount at the end of the year	9,075	5,957	1,084	4,815	20,931

Consolidated financial statements

Depreciation and impairment
DKK million	2012	2011	2010

Cost of goods sold	1,909	1,833	1,790
Sales and distribution costs	46	60	47
Research and development costs	416	494	441
Administrative costs	53	58	56
Licence fees and other operating income, net	77	60	53
Total depreciation and impairment losses	2,501	2,505	2,387

3.3 Inventories

Accounting policies
Inventories are stated at the lower of cost and net realisable value. Cost is determined using the first-in, first-out method. Cost comprises direct production costs such as raw materials, consumables and labour as well as indirect production costs (IPC). Production costs for work in progress and finished goods include IPC such as employee costs, depreciation, maintenance etc.

If the expected sales prices less completion costs to execute sales (net realisable value) are lower than the carrying amount, a write-down is recognised for the amount by which the carrying amount exceeds its net realisable value.

Inventory manufactured prior to regulatory approval is capitalised as an asset but provided for until there is a high probability of regulatory approval of the product. Before that point, a provision is made against the carrying amount of inventory to its recoverable amount and recorded as R&D costs. At the point when a high probability of regulatory approval is obtained, the provision recorded is reversed, up to no more than the original cost.

Key accounting estimate – Indirect production costs

IPC are measured using a standard cost method, which is reviewed regularly to ensure relevant measures of utilisation, production lead time and other relevant factors. Changes in the parameters for calculation of IPC could have an impact on the gross margin and the overall valuation of inventories.

Inventories
DKK million	2012	2011

Raw materials	1,512	1,432
Work in progress	4,910	5,035
Finished goods	3,985	3,781
Total inventories (gross)	10,407	10,248
Inventory write-downs at year-end	864	815
Total inventories (net)	9,543	9,433

Indirect production costs included in work in progress and finished goods (net)	4,894	5,125
Share of total inventories (net)	51%	54%

Movements in the inventory write-downs
Inventory write-downs at the beginning of the year	815	1,301
Inventory write-downs during the year	845	303
Utilisation of inventory write-downs	(532)	(500)
Reversal of inventory write-downs	(264)	(289)
Inventory write-downs at the end of the year	864	815

3.4 Trade receivables

Accounting policies
Trade receivables are, if collection is expected within one year (or in the normal operating cycle of the business if longer), classified as Current assets. If not, they are presented as Non-current assets.

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less allowances for doubtful trade receivables.

The allowances are deducted from the carrying amount of Trade receivables and the amount of the loss is recognised in the Income statement under Sales and distribution costs. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited against Sales and distribution costs in the income statement.

Key accounting estimate – Allowance for doubtful trade receivables

Novo Nordisk maintains allowances for doubtful trade receivables in anticipation of estimated losses resulting from the subsequent inability of customers to make required payments. If the financial circumstances of customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances could be required in future periods. When evaluating the adequacy of the allowance for doubtful trade receivables, Management analyses trade receivables and examines historical bad debt, customer concentrations, customer creditworthiness, current economic trends and changes in customer payment terms. Please refer to note 4.3 for a general description of credit risk.

As a result of the generally troubled economic climate in Europe and the Eurozone countries, Novo Nordisk has increased its focus on the development in the outstanding trade receivables from this region. Payment history as well as current economic conditions and indicators are taken into account in the valuation of trade receivables.

Furthermore, as a result of the significant increase in sales to countries within Region International Operations, and the fact that many of these countries have low credit ratings, the relative impact of Region International Operations on the allowance for doubtful trade receivables is increasing. Hence, Novo Nordisk continues to monitor the credit exposure related to this region.

Please refer to note 2.2 for a geographical split of trade receivables and allowances for doubtful trade receivables.

Consolidated financial statements

Trade receivables
DKK million	2012	2011

Trade receivables (gross)	10,663	10,241
Allowances at the end of the year	1,024	892
Trade receivables (net)	9,639	9,349

Trade receivables (net) are equal to an average credit period of 45 days (51 days in 2011).

Age analysis of trade receivables
Non-impaired trade receivables
- Not yet due	8,950	8,503
- Overdue by between 1 and 179 days	629	712
- Overdue by between 180 and 359 days	60	134
- Overdue by more than 360 days	0	0
Trade receivables with credit risk exposure	9,639	9,349
Impaired trade receivables	1,024	892
Trade receivables (gross)	10,663	10,241

Movement in allowances for doubtful trade receivables
Carrying amount at the beginning of the year	892	627
Confirmed losses	(35)	(66)
Reversal of allowances for confirmed losses	(13)	(18)
Allowances for possible losses during the year	189	361
Effect of exchange rate adjustment	(9)	(12)
Allowances at the end of the year	1,024	892

3.5 Other receivables and prepayments

Accounting policies

Other receivables and prepayments are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

Other receivables comprise miscellaneous duties and work in progress for third parties etc. Prepayments are payments made to ongoing research and development activities and concerning subsequent financial years etc.

Other receivables and prepayments
DKK million	2012	2011

Prepayments	1,033	935
Interest receivable	87	113
Amounts owed by related parties	184	88
Deposit	524	558
VAT receivable	185	122
Other receivables	692	560
Total other receivables and prepayments	2,705	2,376

3.6 Provisions

Accounting policies
Provisions for sales rebates and discounts granted to government agencies, wholesalers, retail pharmacies, managed care and other customers are recorded at the time the related revenues are recorded or when the incentives are offered. They are calculated on the basis of historical experience and the specific terms in the individual agreements.

Provisions for legal disputes are recognised where a legal or constructive obligation has been incurred as a result of past events and it is probable that there will be an outflow of resources that can be reliably estimated. In this case, Novo Nordisk arrives at an estimate on the basis of an evaluation of the most likely outcome. Disputes for which no reliable estimate can be made are disclosed as contingent liabilities.

Novo Nordisk issues credit notes for expired goods as a part of normal business. Where there is historical experience or a reasonably accurate estimate of expected future returns can otherwise be made, a provision for estimated product returns is recorded. The provision is measured at gross sales value.

Provisions are measured at the present value of the anticipated expenditure for settlement of the legal or constructive obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to the passage of time is recognised as interest expense.

Key accounting estimate – Provisions for sales rebates
Novo Nordisk records provisions and accruals for expected sales rebates, wholesaler charge-backs and other rebates, including Medicaid and Medicare in the US and similar rebates in other countries.

Such estimates are based on analyses of existing contractual or legal obligations, historical trends and the Group’s experience. They are calculated on the basis of a percentage of sales for each product as defined by the contracts with the various customer groups.

Provisions for sales rebates are adjusted to actual amounts as rebates, discounts and returns are processed. Please refer to note 2.1 for further information on sales rebates and provision.

Novo Nordisk considers the provision established for sales rebates to be reasonable and appropriate based on currently available information. However, the actual amount of rebates and discounts may differ from the amounts estimated by Management as more detailed information becomes available.

Key accounting estimate – Provisions for legal disputes
Provisions for legal disputes consist of various types of provisions linked to ongoing legal disputes. Management makes judgements about provisions and contingencies, including the probability of pending and potential future litigation outcomes which, by their very nature, are dependent on inherently uncertain future events. When determining likely outcomes of litigations etc, Management considers the input of external counsels on each case, as well as known outcomes in case law.

Although Management believes that the total provisions for legal proceedings are adequate based upon currently available information, there can be no assurance that there will not be any changes in facts or matters or that any future lawsuits, claims, proceedings or investigations will not be material.

Consolidated financial statements

Provisions
DKK million	Provisions for sales rebates	Provisions for legal disputes 1	Provisions for product returns	Other provisions 2	2012 Total	2011 Total
At the beginning of the year	5,666	1,554	555	489	8,264	6,667
Additional provisions, including increases to existing provisions	12,912	41	263	203	13,419	10,511
Amount used during the year	(10,954)	-	(238)	(63)	(11,255)	(8,228)
Adjustments, including unused amounts reversed during the year	(187)	(513)	-	(68)	(768)	(782)
Effect of exchange rate adjustment	(85)	(25)	2	11	(97)	96
At the end of the year	7,352	1,057	582	572	9,563	8,264
Classified as follows:
Non-current liabilities	-	1,057	349	501	1,907	2,324
Current liabilities	7,352	-	233	71	7,656	5,940

1 Please refer to note 5.4 for further information on commitments and contingencies.
2 Other provisions consist of various types of provision including employee benefits such as jubilee benefits etc.

3.7 Retirement benefit obligations

Accounting policies
Novo Nordisk operates a number of defined contribution plans throughout the world. Novo Nordisk’s contributions to the defined contribution plans are charged to the Income statement in the year to which they relate. In a few countries, Novo Nordisk still operates defined benefit plans; these are primarily located in Japan, Germany, the US and Switzerland. The costs for the year for defined benefit plans are determined using the projected unit credit method. This reflects services rendered by employees to the valuation dates and is based on actuarial assumptions primarily regarding discount rates used in determining the present value of benefits and projected rates of remuneration growth. Discount rates are based on the market yields of high-rated corporate bonds in the country concerned.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to other comprehensive income in the period in which they arise.

Past service costs are recognised immediately in the Income statement.

Pension assets are only recognised to the extent that Novo Nordisk is able to derive future economic benefits such as refunds from the plan or reductions of future contributions.

The Group’s defined benefit plans are pension plans and medical plans and are usually funded by payments from Group companies and by employees to funds independent of Novo Nordisk. Where a plan is unfunded, a liability for the retirement obligation is recognised in the balance sheet.  Costs recognised for post-employment benefits are included in Cost of goods sold, Sales and distribution costs, Research and development costs, and Administrative costs.

Other post-employment benefits mostly comprise post-retirement healthcare plans, principally in the US.

Please refer to note 1.2 for a description of the changed accounting policy for retirement benefit obligations.

Consolidated financial statements

Retirement benefit obligations

DKK million	2012			2011

	Pension plans	Medical benefits	Total	Total
At the beginning of the year	1,125	238	1,363	1,452
Current service costs	111	21	132	155
Interest costs	37	10	47	52
Remeasurement (gains)/losses1	188	35	223	(29)
Past service costs	-	-	-	(27)
Benefits paid	(75)	(5)	(80)	(75)
Curtailments2	-	-	-	(241)
Exchange rate adjustment	(36)	(4)	(40)	43
Other	20	(1)	19	33
At the end of the year	1,370	294	1,6643	1,3633
1 Remeasurement relates primarily to change in financial assumptions.
2 Curtailment relates to changes in defined benefit plans in Japan and the US in 2011.
3 Present value of partly funded retirement benefit obligations amounts to DKK 1,229 million (DKK 1,071 million in 2011). Present value of unfunded retirement benefit obligations amounts to DKK 435 million (DKK 292 million in 2011).

Fair value of plan assets

DKK Million	2012	2011
At the beginning of the year	859	766
Interest income	31	28
Remeasurement gains/(losses)	7	(20)
Employer contributions	93	128
Benefits paid to employees	(80)	(75)
Exchange rate adjustment	(23)	20
Other	17	12
At the end of the year	904	859

Net retirement benefit obligations at the end of the year (unfunded) 1	760	504
1 Unrecognised remeasurements in 2011 amounted to DKK 65 million. Net retirement benefit obligation recognised in the Balance sheet in 2011 amounted to DKK 439 million.

The amount recognised in the Balance sheet is reported as non-current liabilities.

Net retirement benefit obligation
DKK Million	2012	2011
At the beginning of the year	439	569
Costs recognised in the Income statement1	150	(25)
Remeasurements recognised in Other comprehensive income2	281	-
Exchange rate adjustment recognised in Other comprehensive income3	(17)	23
Employer contributions	(93)	(128)
At the end of the year	760	439
1 Costs recognised in Income statement include service costs, net interests, curtailments and other.
2 Remeasurements charged to Other comprehensive income including effect of change in accounting policy in 2012 amounting to DKK 65 million.
3 Recognised in Other comprehensive income as part of Exchange rate adjustments of investments in subsidiaries.

Please refer to note 5.4 for maturity analysis of net retirement benefit obligation.

Novo Nordisk does not expect the contributions over the next five years to differ significantly from current contributions.

Weighted average asset allocation of funded retirement obligations
	2012		2011
	DKK million	%	DKK million	%

Coverage insurance 1	607	67%	575	67%
Equities	67	7%	49	5%
Bonds	214	24%	152	18%
Cash at bank	9	1%	75	9%
Property	7	1%	8	1%
Total	904	100%	859	100%

1 Novo Nordisk’s defined benefit plans in Germany and Switzerland are reimbursed by the international insurer Allianz regardless of the value of the plan assets. The  risk related to the funding in these countries is therefore counterparty risk against Allianz.

Assumptions used for valuation
	2012	2011
Discount rate	3%	4%
Projected future remuneration increases	2%	2%
Medical cost trend rate	3%	3%
Inflation rate	2%	2%

Actuarial valuations are performed annually for all major defined benefit plans. Assumptions regarding future mortality are based on actuarial advice in accordance with published statistics and experience in each country.

Significant actuarial assumptions for the determination of the retirement benefit obligation are discount rate and expected future remuneration increases. The sensitivity analyses below have been determined based on reasonably likely changes in the assumptions occurring at the end of the period.

DKK million	1%-point increase	1%-point decrease
Discount rate	(237)	309
Future remuneration	77	(57)

3.8 Other liabilities

Other liabilities

DKK million	2012	2011

Employee costs payable	3,748	3,369
Accruals	3,697	2,9921
VAT and duties payable	703	537
R&D clinical trials	229	211
Other payables 2	605	1,425
Total other liabilities	8,982	8,534
1 Including reclassification to deferred income tax liabilities of DKK 739 million in 2012 (note 2.4).
2Other payables primarily relates to royalty payments and deferred income.

Consolidated financial statements

Section 4 - Capital structure and financing items

This section encompasses notes related to Novo Nordisk’s capital structure and financing items. Further information on the company’s capital structure can be found in ‘Shares and capital structure’ on pp 44-45.

Novo Nordisk’s guiding principle on capital structure is that excess cash flow - after funding of organic growth opportunities, research and development, and potential licensing and acquisitions - is returned to the company’s shareholders. Novo Nordisk applies a pharmaceutical industry average payout ratio to dividend payments, complemented by share repurchase programmes. The main financial risk is foreign exchange exposure, where Novo Nordisk intends to reduce the short-term impact from the movement in key currencies by hedging future cash flows.

4.1 Share capital and earnings per share

Share capital
DKK million	A share capital	B share capital	Total share capital
Development in share capital:
2008	107	527	634
2009	-	(14)	(14)
2010	-	(20)	(20)
2011	-	(20)	(20)
At the beginning of the year	107	473	580
2012	-	(20)	(20)
At the end of the year	107	453	560

At the end of 2012, the share capital amounted to DKK 107 million in A share capital (equal to 107 million A shares of DKK 1) and DKK 453 million in B share capital (equal to 453 million B shares of DKK 1).

Treasury shares

Accounting policies
Treasury shares are deducted from the share capital at their nominal value of DKK 1 per share. Differences between this amount and the amount paid to acquire or received for disposing of, treasury shares are deducted from Retained earnings.

	2012				2011
	Market value DKK million	As % of share capital before cancellation	As % of share capital after cancellation	Number of B Shares of DKK 1 (million)	Number of B Shares of DKK 1 (million)

Holding at the beginning of the year	16,131	4.2%		24	28
Cancellation of treasury shares	(13,200)	(3.4%)		(20)	(20)
Holding of treasury shares, adjusted for cancellation	2,931	0.8%	0.8%	4	8
Purchase during the year	12,162		2.6%	15	18
Sale during the year	(266)		(0.3%)	(2)	(2)
Value adjustment	1,135			-	-
Holding at the end of the year	15,962		3.1%	17	24

The purchase of treasury shares during the year relates to the remaining part of the 2011 share repurchase programme totalling DKK 1.1 billion and the DKK 12 billion share repurchase programme of Novo Nordisk B shares for 2012 of which DKK 1 billion remains at year end. The programme ends at 29 January 2013. The purpose of the programmes is to reduce the company’s share capital. Sale of treasury shares relates to exercised share options, long-term share-based incentive programme, employee share savings programmes and employee shares.

At year-end the holding of treasury shares amounts to 17,416,676 shares (24,440,186 shares in 2011). At year-end 3.5 million shares of the holding of treasury B shares are regarded as hedges for the long-term share-based incentive programme and share options to employees.

Dividend
At the end of 2012, proposed dividends (not yet declared) of DKK 9,715 million (DKK 18.00 per share) are included in Retained earnings.
The declared dividend included in Retained earnings was DKK 7,742 million (DKK 14.00 per share) in 2011 and DKK 5,700 million (DKK 10.00 per share) in 2010. No dividend is declared on treasury shares.

Consolidated financial statements

Earnings per share

Accounting policies

Earnings per share (EPS) is presented as both basic earnings per share and diluted earnings per share.

Basic earnings per share is calculated as net profit divided by the average number of shares outstanding.

Diluted earnings per share is calculated as net profit divided by the sum of average number of shares outstanding, including the dilutive effect of share options ‘in the money’ . The dilutive effect of share options ‘in the money’ is calculated as the difference between the following:

1) the number of shares that could have been acquired at fair value with proceeds from the exercise of the share options
2) the number of shares that would have been issued assuming the exercise of the share options.

The difference (the dilutive effect) is added to the denominator as an issue of shares for no consideration.

DKK million		2012	2011	2010

Net profit for the year		21,432	17,097	14,403

Average number of shares outstanding	in 1,000 shares	548,338	565,433	580,438
Dilutive effect of outstanding share bonus pool and options ‘in the money’ 1	in 1,000 shares	3,330	4,699	5,039
Average number of shares outstanding, including dilutive effect of options ‘in the money’	in 1,000 shares	551,668	570,132	585,477

Basic earnings per share 1	DKK	39.09	30.24	24.81
Diluted earnings per share 1	DKK	38.85	29.99	24.60
1 For further information on outstanding share bonus pool and options, refer to note 5.1.

4.2 Debt

Accounting policies
Loans are recognised initially at fair value, net of transaction costs incurred. Loans are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the Income statement over the period of the loans using the effective interest method. Loans are classified as Current debt unless Novo Nordisk has an unconditional right to defer settlement of the liability for at least 12 months after the end of the reporting period.
Debt
DKK million	2012	2011

Loans 1	-	502
Current debt (bank overdrafts)	500	351
Derivative financial instruments (note 4.4)	48	1,492
Total debt	548	2,345

The debt is denominated in the following currencies:
DKK	20	82
EUR	1	501
USD	53	983
JPY	0	404
Other currencies	474	375
Total debt	548	2,345
1 A loan of DKK 502 million with maturity in 2022 has been repaid during 2012.

4.3 Financial risk
Novo Nordisk has centralised management of the Group’s financial risks. The overall objectives and policies for the company’s financial risk management are outlined in an internal Treasury Policy, which is approved by the Board of Directors. The Treasury Policy consists of the Foreign Exchange Policy, the Investment Policy, the Financing Policy and the Policy regarding Credit Risk on Financial Counterparts, and includes a description of permitted financial instruments and risk limits.

Novo Nordisk only hedges commercial exposures and consequently does not enter into derivative transactions for trading or speculative purposes. Novo Nordisk uses a fully integrated Treasury Management System to manage all financial positions. All positions are marked-to-market based on real-time quotes, and risk is assessed using generally accepted standards.

Foreign exchange risk
Foreign exchange risk is the principal financial risk for Novo Nordisk and as such has a significant impact on the Income statement, Other comprehensive income, the Balance sheet and the Statement of cash flows.

The majority of Novo Nordisk’s sales are in EUR, USD, JPY, CNY and GBP. Consequently, Novo Nordisk’s foreign exchange risk is most significant in USD, JPY, CNY and GBP, while the EUR exchange rate risk is regarded as low due to the Denmark’s fixed-rate policy towards EUR.

The overall objective of foreign exchange risk management is to limit the short-term negative impact of exchange rate fluctuations on earnings and cash flow, thereby increasing the predictability of the financial results.

Novo Nordisk hedges existing assets and liabilities in key currencies as well as future expected cash flows up to a maximum of 24 months forward. During 2012, the hedging horizon varied between 11 and 13 months for USD, JPY, CNY and GBP. Currency hedging is based upon expectations of future exchange rates and mainly uses foreign exchange forwards and foreign exchange options matching the due dates of the hedged items. Expected cash flows are continually assessed using historical inflows, budgets and monthly sales forecasts. Hedge effectiveness is assessed on a regular basis.

Consolidated financial statements

Key currencies
Exchange rate DKK per 100	USD	JPY	CNY	GBP
2012 Average	579	7.27	92	918
End of year	566	6.57	91	913
Year-end change	-1.6%	-11.5%	0.0%	2.6%
2011 Average	536	6.73	83	859
End of year	575	7.42	91	890
Year-end change	2.5%	7.7%	7.1%	2.7%

The financial contracts existing at the end of the year cover the expected future cash flow for the following number of months:

	2012	2011
USD	12 months	12 months
JPY	13 months	12 months
CNY1	12 months	12 months
GBP	12 months	12 months
1 USD used as proxy when hedging Novo Nordisk’s CNY currency exposure.

Foreign exchange sensitivity analysis:
A 5% increase/decrease in the following currencies will impact Novo Nordisk’s operating profit as outlined in the table below:
DKK million	Estimated for 2013	2012
USD	975	775
JPY	200	170
CNY	110	100
GBP	85	75

A 5% increase/decrease in all other currencies versus EUR and DKK would affect the hedging instruments’ impact on Other comprehensive income and the Income statement as outlined in the table below:

DKK million	5% increase in all currencies against DKK and EUR	5% decrease in all currencies against DKK and EUR
2012 Other comprehensive income	(1,313)	1,376
Income statement	(117)	106
Total	(1,430)	1,482
2011 Other comprehensive income	(1,011)	1,026
Income statement	54	(38)
Total	(957)	988

The higher foreign exchange sensitivities in 2012, compared with 2011, are primarily a result of higher expected future cash flow.

The financial instruments included in the foreign exchange sensitivity analysis are the Group’s Cash, Trade receivables and Trade payables, Current and non-current loans, Current and non-current financial investments, Foreign exchange forwards and Foreign exchange options hedging transaction exposure, Interest rate swaps and Cross-currency swaps.

Not included are anticipated currency transactions, investments and non-current assets.

Interest rate risk
In general, DKK and EUR interest rates declined in 2012. The Danish two-year interest rate was 0.53% at the end of 2012, down from 1.08% at the end of 2011. The three-month Cibor interest rate was 0.28% at the end of 2012, down from 1.00% at the end of 2011.

Changes in interest rates affect Novo Nordisk’s financial instruments. At the end of 2012, a 1 percentage point increase in the interest rate level would, all else being equal, result in a decrease in the fair value of Novo Nordisk’s financial instruments of DKK 20 million (a decrease in the fair value of DKK 17 million in 2011).

The financial instruments included in the sensitivity analysis consist of marketable securities, deposits, current and non-current loans, interest rate swaps and cross-currency swaps. Not included are foreign exchange forwards and foreign exchange options due to the limited effect that a parallel shift in interest rates in all currencies has on these instruments.

Liquidity risk
Novo Nordisk ensures availability of required liquidity through a combination of cash management, highly liquid investment portfolios and uncommitted as well as committed facilities. Novo Nordisk uses cash pools for optimisation and centralisation of cash management. For non-cash pool affiliates, surplus cash above the balance required for working capital management is deposited centrally.

Credit risk
Credit risk arises from the possibility that counterparties to transactions may default on their obligations, causing financial losses for the Group. Novo Nordisk considers its maximum credit risk on financial assets to be DKK 17,036 million (2011: DKK 17,550 million). In addition, Novo Nordisk considers its maximum credit risk on Trade receivables, Other receivables less prepayments and Other financial assets to be DKK 11,539 million (2011: DKK 11,024 million). Please refer to note 4.7 for details of the Group’s total financial assets.

To manage credit risk on financial counterparties, Novo Nordisk only enters into derivative financial contracts and money market deposits with financial counterparties possessing a satisfactory long-term credit rating from both Standard and Poor’s and Moody’s. Furthermore, maximum credit lines defined for each counterparty diversify the overall counterparty risk. The credit risk on bonds is limited as investments are made in highly liquid bonds with solid credit ratings. The table below shows Novo Nordisk’s credit exposure on cash, fixed-income marketable securities and financial derivatives.

Credit exposure on Cash at bank or on hand, Marketable securities and Derivative financial instruments (market value)

DKK million	Cash at bank or on hand	Marketable securities	Derivative financial instruments	Total
2012 AAA-range		4,544		4,544
AA-range	6,930		466	7,396
A-range	4,011		180	4,191
BBB-range	469		285	754
Not rated or below BBB-range	143	8		151
Total	11,553	4,552	931	17,036
2011 AAA-range		4,083		4,083
AA-range	6,223		16	6,239
A-range	7,156		32	7,188
BBB-range
Not rated or below BBB-range	29	11		40
Total	13,408	4,094	48	17,550

Credit risk on Trade receivables and Other receivables and prepayments is less material as Novo Nordisk has no significant concentration of credit risk, with exposure being spread over a large number of counterparties and customers. However, due to the troubled economic climate in the Eurozone, the Group continues to focus on the development in the outstanding trade receivables from this region.

Consolidated financial statements

Novo Nordisk also continues to monitor the credit exposure in Region International Operations due to the increasing sales and low credit ratings of many countries in this region.

Please refer to note 2.2 for split of allowance for trade receivables by geographical segment.

4.4 Derivative financial instruments

Accounting policies

The derivative financial instruments are used to manage the exposure to market risk. None of the derivatives are held for trading. However, not all derivatives are designated for hedge accounting.

Novo Nordisk uses forward exchange contracts and currency options to hedge forecast transactions and assets and liabilities. Currently, net investments in foreign subsidiaries are not hedged.

Upon initiation of the contract, Novo Nordisk designates each derivative financial contract that qualifies for hedge accounting as one of:

▪	hedges of the fair value of a recognised asset or liability or a firm commitment (fair value hedge)
▪	hedges of the fair value of a forecast financial transaction (cash flow hedge)
▪	hedges of a net investment in a foreign operation (net investment hedge).

All contracts are initially recognised at fair value and subsequently remeasured at their fair values based on current bid prices at the end of the reporting period.

Forward exchange contracts recognised as hedging assets or liabilities in foreign currencies are measured at fair value at the end of the reporting period. Value adjustments are recognised in the Income statement along with any value adjustments of the hedged asset or liability that is attributable to the hedged risk.

The value adjustments on forward exchange contracts designated as hedges of forecast transactions are recognised directly in Other comprehensive income, given hedge effectiveness. The cumulative value adjustment of these contracts is transferred from Other comprehensive income to the Income statement as a reclassification adjustment under Financial income or Financial expenses when the hedged transaction is recognised in the Income statement.

Currency swaps used to hedge net investments in subsidiaries are measured at fair value based on the difference between the swap exchange rate and the exchange rate at the end of the reporting period. The value adjustment is recognised in Other comprehensive income.

Furthermore, Novo Nordisk uses currency option hedges of forecast transactions. Currency options are initially recognised at cost, which equals fair value of considerations paid, and subsequently remeasured at their fair values at the end of the reporting period. The cumulative value adjustment of the currency options for which hedge accounting is applied, which is the intrinsic value of the options, is transferred from Other comprehensive income to the Income statement as a reclassification adjustment under Financial income or Financial expenses when the hedged transaction is recognised in the Income statement. Gains and losses on currency options that do not meet the  criteria for hedge accounting are recognised directly in the Income statement under Financial income or Financial expenses.

The fair value of financial assets and liabilities is measured on the basis of quoted market prices of financial instruments traded in active markets. If an active market exists, fair value is based on the most recently observed market price at the end of the reporting period.

If a financial instrument is quoted in a market that is not active, Novo Nordisk bases its valuation on the most recent transaction price. Adjustment is made for subsequent changes in market conditions, for instance by including transactions in similar financial instruments that are assumed to be motivated by normal business considerations.

Capital structure

Novo Nordisk’s capital structure is characterised by a substantial equity ratio. This is in line with the general capital structure of the pharmaceutical industry and reflects the inherent long-term investment horizons in an industry with typically more than 10 years’ development time for pharmaceutical products. Novo Nordisk’s equity ratio, calculated as equity to total liabilities, was 61.9% at the end of the year (57.9% at the end of 2011).

If an active market does not exist, the fair value of standard and simple financial instruments, such as foreign exchange forward contracts, interest rate swaps, currency swaps and unlisted bonds, is measured according to generally accepted valuation techniques. Market-based parameters are used to measure fair value.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the Income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the Income statement under Financial income or Financial expenses.

Consolidated financial statements

Hedging activities	2012			2011
DKK million	Contract amount at year-end	Positive fair value at year-end	Negative fair value at year-end	Contract amount at year-end	Positive fair value at year-end	Negative fair value at year-end

Forward contracts, cash flow hedges	25,639	732		18,906		1,256
Currency options, cash flow hedges	2,755	134		4,805	116
Forward contracts, fair value hedges	2,521	95	48	2,534		176
Cross-currency swaps, net investment hedges1				166		56
Total currency-related instruments	30,915	961	48	26,411	116	1,488

Interest rate swaps, cash flow hedges				250		4
Total interest-related instruments	-	-	-	250	-	4

Total hedging activities	30,915	961	48	26,661	116	1,492
Total derivatives included in:
Derivative financial instruments (current assets)		931			48
Derivative financial instruments (current liabilities)			48			1,492
Equity, Other reserves		30			68
1 No net investment hedge exist at year-end 2012. In 2011, the financial contract existing at the end of the year hedged 13% of the net investments in JPY.

Presentation in the Income statement and Other comprehensive income

	2012		2011
DKK million	Positive fair value at year-end	Negative fair value at year-end	Positive fair value at year-end	Negative fair value at year-end
Cash flow hedges for which hedge accounting is not applied	19		48	8
Fair value hedges	95	48		176
Total fair value adjustments through the Income statement	114	48	48	184

Cash flow hedges for which hedge accounting is applied	847		68	1,252
Net investment hedges (included in exchange rate adjustment)				56
Total fair value adjustments through Other comprehensive income	847	-	68	1,308

Total fair value adjustments	961	48	116	1,492

Consolidated financial statements

Hedging of forecast transactions (cash flow hedge)

Hedging of forecast transactions qualifying for hedge accounting
	2012			2011
DKK million	Contract amount at year-end	Positive fair value at year-end	Negative fair value at year-end	Contract amount at year-end	Positive fair value at year-end	Negative fair value at year-end

USD	19,939	409		14,250		896
JPY, GBP and other currencies	5,700	323		4,656		360
Total forward contracts (forecasted cash flow)	25,639	732	-	18,906	-	1,256

USD	2,402	72		4,007	66
JPY	353	43		798	2
Total currency options (forecasted cash flow)	2,755	115	-	4,805	68	-

Total interest rate swaps (variable payments on debt instruments) EUR/EUR	-	-	-	250	-	(4)
Total cash flow hedges for which hedge accounting is applied	28,394	847	-	23,961	68	1,252

Other forecast transaction hedges for which hedge accounting is not applied
Currency options and interest rate swaps for which hedge accounting is not applied	-	19	-	-	48	8

Total contracts of forecast transactions	28,394	866	-	23,961	116	1,260

Hedging of assets and liabilities (fair value hedge)

	2012			2011
DKK million	Contract amount at year-end	Positive fair value at year-end	Negative fair value at year-end	Contract amount at year-end	Positive fair value at year-end	Negative fair value at year-end

USD	698		30	478		81
JPY	444	95		731		72
GBP	365		18	376		7
Other	1,014			949		16
Total forward contracts	2,521	95	48	2,534	-	176

The table above shows the fair value of fair value-hedging activities for 2012 and 2011 specified by hedging instrument and the major currencies. All changes in fair values are recognised in the Income statement, amounting to a net gain of DKK 47 million in 2012 (a net loss of DKK 176 million in 2011).  As the hedges are highly effective, the net gain or loss on the hedged items is similar to the net loss or gain on the hedging instruments.

The financial contracts existing at the end of the year hedge the currency exposure on assets and liabilities in the Group’s major currencies other than DKK and EUR, ie primarily assets and liabilities in USD, JPY and GBP. ‘Other’ comprises AUD at DKK 475 million (DKK 399 million in 2011), CAD at DKK 138 million (DKK 170 million in 2011) and PLN at DKK 401 million (DKK 380 million in 2011).

Consolidated financial statements

4.5 Cash and cash equivalents

Accounting policies
Cash and cash equivalents consist of cash and marketable securities with original maturity of less than three months offset by short-term bank loans. Financial resources consist of cash and cash equivalents, bonds with original term to maturity exceeding three months and undrawn committed credit facilities expiring after more than one year.

Cash and cash equivalents
DKK million	2012	2011	2010

Cash at bank and on hand (note 4.3)	11,553	13,408	12,017
Bank overdrafts (note 4.2)	(500)	(351)	(57)
Cash and cash equivalents at the end of the year	11,053	13,057	11,960

4.6 Change in working capital

Accounting policies

Working capital is defined as current assets less current liabilities. It measures how much in liquid assets Novo Nordisk has available for the business.

Change in working capital
DKK million	2012	2011	2010

Trade receivables	(290)	(849)	(1,437)
Other receivables and prepayments	(329)	27	(441)
Inventories	(110)	256	327
Trade payables	568	385	664
Other liabilities	448	580	1,141
Exchange rate adjustments	(13)	35	43
Total change in working capital	274	434	297

4.7 Financial assets and liabilities

Accounting policies

Novo Nordisk classifies its investments in the following categories:

•	Available-for-sale financial assets
•	Loans and receivables
•	Financial assets at fair value through the Income statement (derivatives).

The classification depends on the purpose for which the investments were made. Management determines the classification of its investments on initial recognition and re-evaluates this at the end of every reporting period to the extent that such a classification is permitted and required.

Recognition and measurement
Purchases and sales of investments are recognised on the settlement date. Investments are initially recognised at fair value.

Available-for-sale financial assets and financial assets at fair value are subsequently carried at fair value. Loans and receivables are carried at amortised cost using the effective interest method.

Fair value disclosures are made separately for each class of financial instruments at the end of the reporting period.

Derecognition
Investments are derecognised when the rights to receive cash flows from the investments have expired or have been transferred, and Novo Nordisk has transferred substantially all risks and rewards of ownership.

Available-for-sale financial assets
Available-for-sale financial assets consist of equity investments and marketable securities and are included in Other financial assets unless Management intends to dispose of the investment within 12 months of the end of the reporting period. If that is the case, the current part is included in Other receivables and prepayments.

Unrealised gains and losses arising from changes in the fair value of financial assets classified as available for sale are recognised in Other comprehensive income. When financial assets classified as available for sale are sold or impaired, the accumulated fair value adjustments are included in the Income statement.

The fair values of quoted investments (including bonds) are based on current bid prices at the end of the reporting period. Financial assets for which no active market exists are carried at fair value based on a valuation methodology or at cost if no reliable valuation model can be applied.

Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. If collection is expected within one year (or in the normal operating cycle of the business if longer), they are classified as Current assets. If not, they are presented as Non-current assets.

Trade receivables and Other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for allowances. Provision for allowances is made for trade receivables when there is objective evidence that Novo Nordisk will not be able to collect all amounts due according to the original terms of the receivables.

The provision for allowances is deducted from the carrying amount of Trade receivables and the amount of the loss is recognised in the Income statement under Sales and distribution costs. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited against Sales and distribution costs in the Income statement.

Consolidated financial statements

Financial assets and liabilities
DKK million	Available-for-sale financial assets at fair value	Financial assets measured at fair value through the Income statement	Loans and receivables	Cash and cash equivalents	Total
2012

Other financial assets	147		81		228
Trade receivables (note 3.4)			9,639		9,639
Other receivables (note 3.5)			2,705		2,705
- less prepayments (note 3.5)			(1,033)		(1,033)
Marketable securities (bonds) (note 4.3)1	4,552				4,552
Derivative financial instruments (note 4.4)		931			931
Cash at bank and on hand (note 4.5)				11,553	11,553
Total financial assets at the end of the year by category	4,699	931	11,392	11,553	28,575

		Financial liabilities measured at fair value through the Income statement	Financial liabilities measured at amortised cost	Financial liabilities measured at fair value through Other comprehensive income	Total
DKK million

Current debt (note 4.2)			500		500
Trade payables			3,859		3,859
Other liabilities (note 3.8)			8,982		8,982
- less VAT and duties payable (note 3.8)			(703)		(703)
Derivative financial instruments (note 4.4)		48			48
Total financial liabilities at the end of the year by category		48	12,638	-	12,686

DKK million 2011	Available-for-sale financial assets at fair value	Financial assets measured at fair value through the Income statement	Loans and receivables	Cash and cash equivalents	Total

Other financial assets	230		43		273
Trade receivables (note 3.4)			9,349		9,349
Other receivables (note 3.5)			2,376		2,376
- less prepayments (note 3.5)			(935)		(935)
Marketable securities (bonds) (note 4.3)1	4,094				4,094
Derivative financial instruments (note 4.4)		48			48
Cash at bank and on hand (note 4.5)				13,408	13,408
Total financial assets at the end of the year by category	4,324	48	10,833	13,408	28,613

1 Including Danish AAA-rated mortgage bonds issued by Danish credit institutions governed by the Danish Financial Supervisory Authority of DKK 4,544 million (DKK 4,083 million in 2011); refer to note 4.3. Redemption yield on the bond portfolio is 0.73%.

Consolidated financial statements

Financial assets and liabilities (continued)
	Financial liabilities measured at fair value through the Income statement	Financial liabilities measured at amortised cost	Financial liabilities measured at fair value through Other comprehensive income	Total
DKK million

Loans (note 4.2)		502		502
Current debt (note 4.2)		351		351
Trade payables		3,291		3,291
Other liabilities (note 3.8)		8,534		8,534
- less VAT and duties payable (note 3.8)		(537)		(537)
Derivative financial instruments (note 4.4)	184		1,308	1,492
Total financial liabilities at the end of the year by category	184	12,141	1,308	13,633

Maturity analysis
DKK million	Equity investments	Maturity < 1 year	Maturity > 1 year < 5 years	Maturity > 5 years	Total

2012

Other financial assets	147			81	228
Trade receivables (note 3.4)		9,639			9,639
Other receivables (note 3.5)		2,705			2,705
- less prepayments (note 3.5)		(1,033)			(1,033)
Marketable securities (bonds) (note 4.3)		3,318	1,234		4,552
Derivative financial instruments (note 4.4)		845	86		931
Cash at bank and on hand (note 4.5)		11,553			11,553
Total assets at the end of the year by maturity	147	27,027	1,320	81	28,575

Current debt (note 4.2)	500			500
Trade payables	3,859			3,859
Other liabilities (note 3.8)	8,982			8,982
- less VAT and duties payable (note 3.8)	(703)			(703)
Derivative financial instruments (note 4.4)	48			48
Total liabilities at the end of the year by maturity	12,686	-	-	12,686

2011

Other financial assets	230			43	273
Trade receivables (note 3.4)		9,349			9,349
Other receivables (note 3.5)		2,376			2,376
- less prepayments (note 3.5)		(935)			(935)
Marketable securities (bonds) (note 4.3)		2,311	1,783		4,094
Derivative financial instruments (note 4.4)		48			48
Cash at bank and on hand (note 4.5)		13,408			13,408
Total assets at the end of the year by maturity	230	26,557	1,783	43	28,613

Consolidated financial statements

Financial assets and liabilities (continued)
Loans (note 4.2)		196	306	502
Current debt (note 4.2)	351			351
Trade payables	3,291			3,291
Other liabilities (note 3.8)	8,534			8,534
- less VAT and duties payable (note 3.8)	(537)			(537)
Derivative financial instruments (note 4.4)	1,400	92		1,492
Total liabilities at the end of the year by maturity	13,039	288	306	13,633

For a description of the credit quality of financial assets such as Trade receivables, Cash at bank and on hand, Marketable securities, Current debt and Derivative financial instruments, refer to notes 4.3 and 4.4.

Fair value measurement hierarchy
DKK million	Active market data	Directly or indirectly observable market data	Not based on observable market data	Total

2012
Total financial assets at fair value	4,625	931	74	5,630

Total financial liabilities at fair value	-	48	-	48

2011
Total financial assets at fair value	4,153	48	1712	4,372

Total financial liabilities at fair value	-	1,492	-	1,492
2 Including reclassification of DKK 39 million regarding investment in associated company.

Financial assets and liabilities measured at fair value can be categorised using the fair value measurement hierarchy above. There have not been any transfers between the categories ’Active market data’ and ’Directly or indirectly observable market data’ during 2012 or 2011.

4.8 Financial income and expenses

Accounting policies
The activity of the financial assets and liabilities and borrowings generates the financial income and expenses in Novo Nordisk. For 2012, ‘Share of profit or loss of associated companies’ has been reclassified as part of financial income, disclosed as ‘Income from other financial assets’. The net financials in the Income statement are mainly related to foreign exchange elements and can be specified as follows:

Financial income
DKK million	2012	2011	2010

Interest income	124	274	235
Foreign exchange gain (net)	-	-	86
Foreign exchange gain on derivatives (net)	-	240	61
Income from other financial assets	1	-	1,070
Total financial income	125	514	1,452

Financial expenses
DKK million	2012	2011	2010

Interest expenses	58	275	500
Foreign exchange loss (net)	161	256	-
Forward contracts loss (net)1	39	1,276	2,049
Loss on currency options (net)	147	200	82
Loss on investments etc.	118	27	23
Other financial expenses	83	99	46
Cash flow hedge transferred from other comprehensive income (net)1	1,182	(1,170)	(643)
Total financial expenses	1,788	963	2,057
1 Comparative figures for 2011 and 2010 have been adjusted to align with the 2012 presentation. Total financial expenses are unchanged for 2011 and 2010.

Consolidated financial statements

Section 5 - Other disclosures

This section includes other statutory notes or notes that are of secondary importance for understanding the financial performance of Novo Nordisk. A list of subsidiaries in the Novo Nordisk Group is also included here.

5.1 Share-based payment schemes

Accounting policies
Share-based compensation
Novo Nordisk operates equity-settled, share-based compensation plans. The fair value of the employee services received in exchange for the grant of the options or shares is recognised as an expense and allocated over the vesting period.

The total amount to be expensed over the vesting period is determined by reference to the fair value of the options or shares granted, excluding the impact of any non-market vesting conditions. The fair value is fixed at the grant date. Non-market vesting conditions are included in assumptions about the number of options or shares that are expected to vest. At the end of each reporting period, Novo Nordisk revises its estimates of the number of options or shares that are expected to vest. Novo Nordisk recognises the impact of the revision of the original estimates, if any, in the Income statement and in a corresponding adjustment to Equity (change in proceeds) over the remaining vesting period. Adjustments relating to prior years are included in the Income statement in the year of adjustment.

Share-based payment
DKK million	2012	2011	2010
Employee shares	50	96	241
Long-term share-based incentive programme (Senior Management Board)	73	57	64
Long-term share-based incentive programme and share options (Management group below Senior Management Board) 1	185	166	158
Share-based payment expensed in the Income statement	308	319	463

1 Includes long-term share-based incentive programme for 2007-2012.

Employee shares
In 2010, a general employee share programme was implemented in Denmark with exercise in the same year. Outside Denmark the programme was structured as share options with the same initial benefit per employee as in Denmark. The cost of the programme outside Denmark is amortised over the period 2010-2013.

Long-term share-based incentive programme
For a description of the programme, please refer to ‘Remuneration’ in ‘Governance, leadership and shares’, pp 49-51.

On 30 January 2013, the Board of Directors approved the establishment, for members of the Senior Management Board, of a joint pool for the financial year 2012 by allocating a total of 97,381 Novo Nordisk B shares. This allocation amounts on average to eight months’ fixed base salary plus pension contribution per participant, corresponding to a value at launch of the programme of DKK 73 million. This amount was expensed in 2012. The share price used for the conversion was the average share price (DKK 751) for Novo Nordisk B shares on NASDAQ OMX Copenhagen in the period 2-16 February 2012. Based on the split of participants when the joint pool was established, approximately 30% of the pool will be allocated to members of Executive Management and 70% to other members of the Senior Management Board.

The shares allocated to the joint pool for 2009 (177,066 shares), corresponding to a value at launch of the programme of DKK 54 million expensed in 2009, were released to the individual participants subsequent to the approval of the Annual Report 2012 by the Board of Directors and after the announcement of the 2012 full-year financial results on 31 January 2013.

For the management group below the Senior Management Board, a share-based incentive programme with similar performance criteria was introduced in 2007.

The shares allocated to the joint pool for 2009 (605,218 shares), corresponding to a value at launch of the programme of DKK 186 million amortised over the period 2009-2012, were released to the individual participants subsequent to the approval of the Annual Report 2012 by the Board of Directors and after the announcement of the 2012 full-year financial results on 31 January 2013. The number of shares to be transferred (541,321) is lower than the original number of shares allocated to the share pool as some participants had left the company before the release conditions of the programme were met.

The total number of shares in the joint pools relating to the years 2010, 2011 and 2012 is as follows:

Year allocated to pool	Number of shares	Amount DKK million	Vesting
Senior Management Board
2010	168,576	64	2014
2011	89,712	57	2015
2012	97,381	73	2016
	355,669

Management group below Senior Management Board
2010	548,936	208	2014
2011	297,133	188	2015
2012	311,847	234	2016
Cancelled	(35,428)
	1,122,488

Total	1,478,157

Share options
Each option gives the right to purchase one Novo Nordisk B share. All share options are hedged by treasury shares. No ordinary share options have been granted since 2006 as the long-term incentive programme from 2007 onwards has been share-based.

The options are exercisable three years after the issue date and will expire after eight years. The exercise price for options granted based on performance targets for the financial years 2000-2006 was equal to the market price of the Novo Nordisk B share at the time the plan was established. The options can only be settled in shares.

The internal rules for trading in Novo Nordisk securities by board members, executives and certain employees only permit trading in the 15-calendar-day period following each quarterly announcement.

Assumptions
The fair value of the Novo Nordisk B share options has been calculated using the Black-Scholes option-pricing model.

The expected volatility is calculated as one-year historical volatility (average of daily volatilities).

The assumptions used are shown in the table below:

Consolidated financial statements

	2012	2011	2010

Expected life of the option in years (average)	1	2	4
Expected volatility	21%	23%	21%
Expected dividend per share (in DKK)	18.00	14.00	10.00
Risk-free interest rate (based on Danish government bonds)	0.00%	0.20%	2.00%
Novo Nordisk B share price at the end of the year (in DKK)	916.50	660	629

		Average	Calculated fair value
		exercise price	per option1
		per option
Outstanding share options in Novo Nordisk	Share options	DKK	DKK

Outstanding at the end of 2010	3,436,894	110	498

Exercised in 2011 – ordinary share option plans	(624,760)	74
Exercised in 2011 – employee share options	(506,300)
Cancelled in 2011	(126,500)
Outstanding at the end of 2011	2,179,334	153	504

Exercised in 2012 – ordinary share option plans	(835,094)	142
Exercised in 2012 – employee share options	(1,150)
Cancelled in 2012	(63,750)
Employee share options – NNIT	7,060
Outstanding at the end of 2012	1,286,400	130	760

1 The fair value has been calculated using the Black-Scholes model with the parameters existing at year-end of the respective year.
Management’s share options
	At the beginning	Exercised	At the end of	Fair value 2
Share options in Novo Nordisk	of the year	during the year	the year	DKK million

Executive Management	-	-	-	-
Other members of the Senior Management Board	101,325	44,650	56,675	41
Total	101,325	44,650	56,675	41

2 The fair value has been calculated using the Black-Scholes model with the parameters existing at year-end of the respective year.

Exercisable and outstanding share options in Novo Nordisk				Outstanding/ exercisable share options
	Issued share options	Exercised share options	Cancelled		Exercise price DKK
						Exercise period

2004 Ordinary share option plan	1,618,832	(1,430,166)	(118,000)	70,666	134	31/1/08 – 30/1/13
2005 Ordinary share option plan	1,640,468	(1,178,875)	(159,368)	302,225	153	31/1/09 – 30/1/14
2006 Ordinary share option plan	2,229,084	(1,406,782)	(187,053)	635,249	175	31/1/10 – 30/1/15
Exercisable at the end of 2012	5,488,384	(4,015,823)	(464,421)	1,008,140
2010 Employee share options	273,000	(1,800)	-	271,200	0	1/12/13
Employee share options - NNIT	7,060	-	-	7,060	0	1/12/14
Outstanding at the end of 2012 3	5,768,444	(4,017,623)	(464,421)	1,286,400

3 All share options will vest if there is a change of control of Novo Nordisk A/S.

Consolidated financial statements

Average market price of Novo Nordisk B shares per trading period in 2012	Average market price DKK	Exercised share options

2 February – 16 February	751	425,594
27 April – 11 May	830	81,200
9 August – 23 August	944	174,175
31 October – 14 November	909	155,275
Total exercised options		836,244

5.2 Management’s holdings of Novo Nordisk shares

The internal rules for trading in Novo Nordisk securities by board members, executives and certain employees only permit trading in the 15-calendar-day period following each quarterly announcement.

	At the beginning	Additions	Sold/transferred	At the end of	Market value 1
	of the year	during the year	during the year	the year	DKK million

Sten Scheibye	800			800	0.7
Göran Ando	1,600	500		2,100	1.9
Bruno Angelici	500			500	0.5
Henrik Gürtler	-			-	-
Liz Hewitt	-	400		400	0.4
Ulrik Hjulmand-Lassen	1,057	24		1,081	1.0
Thomas Paul Koestler	1,600			1,600	1.5
Anne Marie Kverneland	2,475	24	(54)	2,445	2.2
Kurt Anker Nielsen	81,704		(3,300)	78,404	71.8
Søren Thuesen Pedersen	324	24	(25)	323	0.3
Hannu Ryöppönen	2,250			2,250	2.1
Stig Strøbæk	390			390	0.4
Board of Directors in total	92,700	972	(3,379)	90,293	82.8

Lars Rebien Sørensen	54,970	15,578	(15,578)	54,970	50.4
Jesper Brandgaard	27,937	10,405	(4,700)	33,642	30.8
Lise Kingo	344	10,431	(5,381)	5,394	4.9
Kåre Schultz	51,217	10,405	(4,598)	57,024	52.3
Mads Krogsgaard Thomsen	48,605	10,548	(12,705)	46,448	42.6
Executive Management in total	183,073	57,367	(42,962)	197.478	181.0

Other members of the Senior Management Board	144,450	144,070	(108,957)	179,563	164.5

Joint pool for Executive Management and other members of the Senior Management Board 2	567,012	97,381	(156,240)	3 508,153	465.7
Total	987,235	299,790	(311,538)	975,487	894.0

1 Calculation of the market value is based on the quoted share price of DKK 916.50 at the end of the year.
2 The annual allocation to the joint pool is locked up for three years before it is transferred to the participants employed at the end of each three-year period. Based on the split of participants when the joint pool was established, approximately 30% of the pool will be allocated to the members of Executive Management and approximately 70% to other members of the Senior Management Board. In the lock-up period, the joint pool may potentially be reduced in the event of lower-than-planned value creation in subsequent years.
3 Excludes 24,582 shares currently assigned to three retired Senior Management Board members.

Consolidated financial statements

5.3 Adjustments for non-cash items

For the purpose of presenting the cash flow statement, non-cash items with effect on the Income statement must be reversed to identify the actual cash flow effect from the Income statement. The adjustments are specified as follows:

Adjustments for non-cash items
DKK million	2012	2011	2010
Reversals of non-cash income statement items
Income taxes (note 2.4)	6,379	4,828	3,883
Depreciation, amortisation and impairment losses (notes 3.1 and 3.2)	2,693	2,737	2,467
Interest income and interest expenses, net (note 4.8)	(66)	1	265
Share-based payment costs (note 5.1)	308	319	463
Other financial income and expenses	-	4	(1,070)

Changes in non-cash balance sheet items
Increase/(decrease) in provisions and retirement benefit obligations (notes 3.6 and 3.7)	1,620	1,467	2,382
Of which remeasurement of retirement benefit obligations	(281)	-	-
Other adjustments
(Gains)/losses from sale of property, plant and equipment	21	(3)	71
Unrealised (gain)/loss from marketable securities	43	28	(43)
Reclassification from working capital (other liabilities)	739	-	-
Other, including unrealised exchange (gain)/loss etc.	(203)	(264)	31
Total adjustments for non-cash items	11,253	9,117	8,449

Consolidated financial statements

5.4 Commitments and contingencies
Commitments

The total contractual obligations and recognised non-current debt as at 31 December 2012 can be specified as follows:
Payments due by period

DKK million	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Retirement benefit obligations	23	44	42	651	760
Total non-current liabilities recognised in the Balance sheet	23	44	42	651	760

Operating leases 1	881	1,311	884	1,968	5,044
Purchase obligations	1,955	1,241	34	-	3,230
Research and development obligations	1,506	1,218	191	-	2,915
Total obligations not recognised in the Balance sheet	4,342	3,770	1,109	1,968	11,189
Total contractual obligations	4,365	3,814	1,151	2,619	11,949

As at 31 December 2011, the contractual obligations and recognised non-current debt can be specified as follows:
Payments due by period

DKK million	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Loans	-	97	99	306	502
Retirement benefit obligations	13	26	24	376	439
Total non-current liabilities recognised in the Balance sheet	13	123	123	682	941

Interest payments related to loans	6	11	9	13	39
Operating leases 1	848	1,283	882	1,999	5,012
Purchase obligations	1,920	1,975	4	-	3,899
Research and development obligations	1,241	1,448	85	-	2,774
Total obligations not recognised in the Balance sheet	4,015	4,717	980	2,012	11,724
Total contractual obligations	4,028	4,840	1,103	2,694	12,665

1 No material finance lease obligations exist in 2012 and 2011.

The operating lease commitments are related to non-cancellable operating leases primarily related to premises, company cars and office equipment. Approximately 70% of the commitments are related to leases outside Denmark. The lease costs for 2012 and 2011 were DKK 1,100 million and DKK 1,059 million, respectively.

The purchase obligations primarily relate to contractual obligations in connection with investments in property, plant and equipment as well as purchase agreements regarding medical equipment and consumer goods. Novo Nordisk expects to fund these commitments with existing cash and cash flow from operations.

Research and development obligations entail uncertainties in relation to the period in which payments are due because a proportion of the obligations are dependent on milestone achievements. The due periods disclosed are based on Management’s best estimate. Novo Nordisk has engaged in research and development projects with a number of external enterprises. Most of these obligations relate to a post-approval study on the LEADER® programme.

DKK million	2012	2011
Other guarantees	635	589
Other guarantees primarily relate to guarantees issued by Novo Nordisk in relation to rented property

Security for debt	200	1,385
Land, buildings and equipment etc. at carrying amount

World Diabetes Foundation
At the Annual General Meeting of Novo Nordisk A/S in 2002, the shareholders agreed on a donation to the World Diabetes Foundation (WDF), obligating Novo Nordisk A/S for a period of 10 years from 2001 to make annual donations to the Foundation of 0.25% of the net insulin sales of the Group in the preceding financial year.

At the Annual General Meeting in 2008, a new donation in addition to the existing obligation was agreed to by the shareholders. According to this agreement, Novo Nordisk is obliged to make annual donations to the Foundation of 0.01% in the period 2008-2010 and 0.125% in the period 2011-2017 of the net insulin sales of the Group in the preceding financial year.

The annual donation in the period 2012-2017 will not exceed the lower of DKK 80 million or 15% of the taxable income of Novo Nordisk A/S in the financial year in question.

In 2012, the donation amounts to DKK 64 million (DKK 65 and 69 million in 2011 and 2010), which is recognised in Administrative costs in the Income statement. The 2012 donation includes an extra donation of DKK 11 million to support predetermined WDF activities (DKK 14 million in 2011).

Contingencies

Novo Nordisk is currently involved in pending litigations, claims and investigations arising out of the normal conduct of its business. While provisions that Management deems to be reasonable or appropriate have been made for probable losses, there are uncertainties connected with these estimates. Novo Nordisk does not expect the pending litigations, claims and investigations, individually and in the aggregate, to have a material impact on Novo Nordisk’s financial position, operating profit or cash flow in addition to the amounts accrued.

See note 3.6 for the principles for accounting estimates and judgements about pending and potential future litigation outcomes.

Pending litigation against Novo Nordisk
Along with a majority of the hormone therapy product manufacturers in the US, Novo Nordisk is a defendant in product liability lawsuits related to hormone therapy products. There are currently 38 cases against Novo Nordisk involving individuals who allege to have used a Novo Nordisk hormone therapy product. These products (Activella® and Vagifem®) have been sold and marketed in the US since 2000. Until July 2003, the products were sold and marketed exclusively in the US by Pharmacia & Upjohn Company (now Pfizer Inc.). According to infor-

Consolidated financial statements

mation received from Pfizer, 45 individuals (compared with 66 individuals in 2011) currently allege, in relation to similar lawsuits against Pfizer Inc., that they too have used a Novo Nordisk hormone therapy product. Novo Nordisk does not expect the pending claims to have a material impact on Novo Nordisk’s financial position, operating profit or cash flow.

In November 2006, Novo Nordisk A/S and the Italian affiliate Novo Nordisk Farmaceutici S.p.A. were sued by A. Menarini Industrie Farmaceutiche Riunite s.r.l. and Laboratori Guidotti S.p.A. (‘Menarini’) in the Civil Court in Rome. Menarini claims that Novo Nordisk breached an alleged contract with Menarini for the sale and distribution of insulin and insulin analogues in the Italian market or, alternatively, has incurred a pre-contractual or extra-contractual liability arising from negotiations between the parties. Novo Nordisk disputes the claims made by Menarini. A hearing on the matter is scheduled to take place in July 2013. Novo Nordisk cannot predict how long the litigation will take or when it will be able to provide additional information. Novo Nordisk does not expect the pending claim to have a material impact on Novo Nordisk’s financial position, operating profit or cash flow.

Novo Nordisk, along with 93 other defendants, has been named in a lawsuit filed in 2009 in the United States by the Republic of Iraq. The lawsuit alleges damages related to the defendants’ participation in the United Nations’ defunct Oil for Food Program. Nordisk does not expect the pending claim to have a material impact on Novo Nordisk’s financial position, operating profit or cash flow.

In addition to the above, the Novo Nordisk Group is engaged in certain litigation proceedings. In the opinion of Management, settlement or continuation of these proceedings is not expected to have a material effect on Novo Nordisk’s financial position, operating profit or cash flow.

Pending claims against Novo Nordisk and investigations involving Novo Nordisk

In May 2009, Novo Nordisk entered into a Deferred Prosecution Agreement (DPA) for a three-year period with the US Department of Justice relating to certain actions undertaken by Novo Nordisk under the Oil For Food Programme for Iraq. Novo Nordisk had to comply with the terms of the DPA in order for the case to be dismissed. Novo Nordisk has subsequently enacted a detailed programme to ensure compliance with the DPA, including a reinforced governance structure, enhanced third-party due diligence systems and periodic testing of systems, policies and procedures. The DPA expired on 27 June 2012, and the U.S. District Court for the District of Columbia has dismissed the case. Accordingly, the DPA no longer imposes any obligations on Novo Nordisk.

In February 2011, the office of the US Attorney for the District of Massachusetts served Novo Nordisk with a subpoena calling for the production of documents regarding potential criminal offences relating to the company’s marketing and promotion practices for the following products: NovoLog®, Levemir® and Victoza®. This matter is now being conducted by the US Attorney for the District of Columbia. Novo Nordisk is cooperating with the US Attorney in this investigation. Novo Nordisk does not expect the pending claims to have a material impact on Novo Nordisk’s financial position, operating profit or cash flow.

In June 2005 Novo Nordisk filed a patent infringement lawsuit against Caraco Pharmaceutical Laboratories, Ltd. (`Caraco´), a generic pharmaceutical company, and its Indian parent, Sun Pharmaceutical Industries, Ltd., in the US District Court for the Eastern District of Michigan regarding Caraco’s abbreviated new drug application (`ANDA´) for a generic version of Prandin® (repaglinide). In January 2011, the District Court ruled that Novo Nordisk’s US Patent No. 6,677,358 (the ‘358 patent’), which is directed toward the use of repaglinide in combination with metformin for the treatment of type 2 diabetes, is invalid and unenforceable. Novo Nordisk immediately appealed this decision on the merits to the US Court of Appeals for the Federal Circuit. Briefing in the appeal is completed; oral argument is expected to occur in Q1 2013, with a decision mid 2013.

Novo Nordisk is involved in patent infringement litigation with three additional ANDA applicants for generic versions of Prandin®: Paddock Laboratories, Aurobindo Pharma Ltd. and Sandoz Inc. The collateral estoppel decision in the Paddock case has been appealed to the Federal Circuit and will be taken up by the Federal Circuit as a companion case to the Caraco appeal, with oral argument following the Caraco oral argument. The collateral estoppel decision in the Aurobindo case has been appealed to the Federal Circuit and is stayed pending the Federal Circuit appeal of the decision on the merits in the Caraco case. Cases involving Sandoz in the US District Courts for the Eastern District of Michigan and New Jersey are stayed pending the Federal Circuit appeal of the decision on the merits in the Caraco case. Additionally, Novo Nordisk is involved in a patent infringement lawsuit with Lupin Ltd. in the US District Court for the Southern District of New York in which Novo Nordisk asserts that Lupin’s ANDA for a generic version of PrandiMet® (repaglinide/metformin HCl) infringes Novo Nordisk’s ‘358 patent’. This case is stayed pending the Federal Circuit appeal of the decision on the merits in the Caraco case.

Also pending before the District Court for the Eastern District of Michigan is a consolidated class action where a putative class of direct purchasers of Prandin® asserts that Novo Nordisk has violated US antitrust laws in delaying the entry of generic versions of Prandin®. This case is stayed pending the Federal Circuit appeal of the decision on the merits in the Caraco case.

At present, it is unclear whether or when a generic version of Prandin® or PrandiMet® will be available in the US market.

Novo Nordisk does not expect the pending claims related to Prandin® to have a material impact on Novo Nordisk’s financial position, operating profit or cash flow.

In addition to the above, the Novo Nordisk Group is engaged in various ongoing tax audits and investigations. In the opinion of Management, these pending audits and investigations are not expected to have a material effect on Novo Nordisk’s financial position, operating profit or cash flow.

Disclosure regarding change of control

The EU Takeover Bids Directive, as partially implemented by the Danish Financial Statements Act, contains certain rules relating to listed companies on disclosure of information that may be of interest to the market and potential takeover bidders, in particular in relation to disclosure of change of control provisions.

For information on the ownership structure of Novo Nordisk, please refer to `Shares and capital structure´ on pp 44-45. For information on change of control clauses in share option programmes, please refer to note 5.1, ‘Share-based payment schemes’ and in relation to employee contracts for Executive Management of Novo Nordisk, please refer to `Remuneration´ pp 49-51.

In addition, Novo Nordisk discloses that the Group does not have significant agreements to which the Group is a party and which take effect, alter or terminate upon a change of control of the Group following implementation of a takeover bid.

Consolidated financial statements

5.5 Related party transactions

Novo Nordisk A/S is controlled by Novo A/S (incorporated in Denmark), which owns 25.5% of the shares in Novo Nordisk A/S, representing 73.5% of the total number of votes, excluding treasury shares. The remaining shares are widely held. The ultimate parent of the Group is the Novo Nordisk Foundation (incorporated in Denmark). Both entities are considered related parties.

Other related parties are considered to be the Novozymes Group due to joint ownership, associated companies, the directors and officers of these entities, and Management of Novo Nordisk A/S.

In 2012, Novo Nordisk A/S acquired 5,100,000 B shares, worth DKK 4.2 billion, from Novo A/S as part of the DKK 12.0 billion share repurchase programme. The transaction price was DKK 823 per share and was calculated as the average market price from 27 April to 1 May 2012 in the open window following the announcement of the financial results for the first quarter of 2012.

In 2011, Novo Nordisk A/S acquired 5,100,000 B shares, worth DKK 2.9 billion, from Novo A/S as part of the DKK 12.0 billion share repurchase programme. The transaction price was DKK 571 per share and was calculated as the average market price from 4 to 10 August 2011 in the open window following the announcement of the financial results for the second quarter of 2011.

In 2010, Novo Nordisk A/S acquired 5,100,000 B shares, worth DKK 2.6 billion, from Novo A/S as part of the DKK 9.5 billion share repurchase programme. The transaction price was DKK 503 per share and was calculated as the average market price from 5 to 10 August 2010 in the open window following the announcement of the financial results for the second quarter of 2010.

The Group has had the following material transactions with related parties, (income)/expense:

DKK million	2012	2011	2010

Novo Nordisk Foundation
Donations to Steno Diabetes Center A/S via Novo Nordisk	(46)	(45)	(38)

Novo A/S
Services provided by Novo Nordisk	(2)	(2)	(3)
Purchase of Novo Nordisk B shares	4,198	2,912	2,567
Sale of treasury shares (related to share options)	-	-	(2)

Novozymes
Services provided by Novo Nordisk	(255)	(268)	(395)
Services provided by Novozymes	92	73	83

There have not been any material transactions with any director or officer of Novo Nordisk, Novozymes, Novo A/S, the Novo Nordisk Foundation or associated companies. For information on remuneration to the Management of Novo Nordisk, please refer to `Remuneration´ pp 49-51, and note 2.3 ‘Employee costs’. There have not been and are no loans to the Board of Directors or Executive Management in 2012, 2011 or 2010.

There are no material unsettled transactions with related parties at the end of the year.

5.6 Licence fees and other operating income
Accounting policies
Licence fees and other operating income comprise licence fees and income of a secondary nature in relation to the main activities of Novo Nordisk. Non-Novo Nordisk-related net profit from the two wholly owned subsidiaries NNIT A/S and NNE Pharmaplan A/S is recognised as other operating income. Licence fees are recognised on an accrual basis in accordance with the terms and substance of the relevant agreement. Licence fees and other operating income also include income from sale of intellectual property rights.

5.7 Fee to statutory auditors
DKK million	2012	2011	2010

Statutory audit	25	24	25
Audit-related services	4	5	6
Tax advisory services	12	13	15
Other services	6	3	4
Total fee to statutory auditors	47	45	50

Consolidated financial statements

5.8 Companies in the Novo Nordisk Group

Company and country	Percentage of shares owned	Activity	Company and country	Percentage of shares owned	Activity
Parent company			International Operations
Novo Nordisk A/S, Denmark	-	▲■●□	Aldaph SpA, Algeria	100	▲■
			Novo Nordisk Pharma Argentina S.A., Argentina	100	■
Subsidiaries by region			Novo Nordisk Pharmaceuticals Pty. Ltd., Australia	100	■
			Novo Nordisk Pharma (Private) Limited, Bangladesh	100	■
Europe			Novo Nordisk Produção Farmacêutica do Brasil Ltda., Brazil	100	▲
Novo Nordisk Pharma GmbH, Austria	100	■	Novo Nordisk Farmacêutica do Brasil Ltda., Brazil	100	■
SA Novo Nordisk Pharma NV, Belgium	100	■	Novo Nordisk Farmacêutica Limitada, Chile	100	■
Novo Nordisk Pharma d.o.o., Bosnia-Hercegovina	100	■	Novo Nordisk Pharma Operations A/S, Denmark	100	□
Novo Nordisk Pharma EAD, Bulgaria	100	■	Novo Nordisk Region International Operations A/S, Denmark	100	□
Novo Nordisk Hrvatska d.o.o., Croatia	100	■	Novo Nordisk Egypt LLC, Egypt	100	■
Novo Nordisk s.r.o., Czech Republic	100	■	Novo Nordisk India Private Limited, India	100	■□
FeF Chemicals A/S, Denmark	100	▲■	Novo Nordisk Service Centre (India) Pvt. Ltd., India	100	□
Novo Nordisk Region Europe A/S, Denmark	100	□	PT. Novo Nordisk Indonesia, Indonesia	100	■
Steno Diabetes Center A/S, Denmark	100	●□	Novo Nordisk Pars, Iran	100	■
Novo Nordisk Farma OY, Finland	100	■	Novo Nordisk Ltd, Israel	100	■
Novo Nordisk, France	100	■	Novo Nordisk Pharma SARL, Lebanon	100	■
Novo Nordisk Production SAS, France	100	▲	Novo Nordisk Pharma (Malaysia) Sdn Bhd, Malaysia	100	■
Novo Nordisk Pharma GmbH, Germany	100	■	Novo Nordisk Pharma Operations (BAOS) Sdn Bhd, Malaysia	100	□
Novo Nordisk Hellas Epe., Greece	100	■	Novo Nordisk Mexico S.A. de C.V., Mexico	100	■
Novo Nordisk Hungária Kft., Hungary	100	■	Novo Nordisk Servicios Profesionales S.A. de C.V., Mexico	100	□
Novo Nordisk Limited, Ireland	100	■	Novo Nordisk Farmacéutica S.A. de C.V., Mexico	100	□
Novo Nordisk S.P.A., Italy	100	■	Novo Nordisk Pharma SAS, Morocco	100	■
UAB Novo Nordisk Pharma, Lithuania	100	■	Novo Nordisk Pharmaceuticals Ltd., New Zealand	100	■
Novo Nordisk Farma dooel, Macedonia	100	■	Novo Nordisk Pharma Limited, Nigeria	100	■
Novo Nordisk B.V., Netherlands	100	■	Novo Nordisk Pharma (Private) Limited, Pakistan	100	■
Novo Nordisk Scandinavia AS, Norway	100	■	Novo Nordisk Pharmaceuticals (Philippines) Inc., Philippines	100	■
Novo Nordisk Pharma Sp. z.o.o., Poland	100	■	Novo Nordisk Limited Liability Company, Russia	100	■
Novo Nordisk Comércio Produtos Farmacẽuticos Lda., Portugal	100	■	Novo Nordisk Production Support LLC, Russia	100	▲
Novo Nordisk Farma S.R.L., Romania	100	■	Novo Investment Pte Limited, Singapore	100	□
Novo Nordisk Pharma d.o.o. Belgrade (Serbia), Serbia	100	■	Novo Nordisk Pharma (Singapore) Pte Ltd., Singapore	100	■
Novo Nordisk Slovakia s.r.o., Slovakia	100	■	Novo Nordisk (Pty) Limited, South Africa	100	■
Novo Nordisk, trženje farmacevtskih izdelkov d.o.o., Slovenia	100	■	Novo Nordisk Pharma (Thailand) Ltd., Thailand	49	■
Novo Nordisk Pharma S.A., Spain	100	■	Novo Nordisk Tunisie SARL, Tunisia	100	■
Novo Nordisk Scandinavia AB, Sweden	100	■	Novo Nordisk Saglik Ürünleri Tic. Ltd. Sti., Turkey	100	■
Novo Nordisk FemCare AG, Switzerland	100	■□	Novo Nordisk Pharma Gulf FZ-LLC, United Arab Emirates	100	■
Novo Nordisk Health Care AG, Switzerland	100	■□	Novo Nordisk Venezuela Casa de Representación C.A., Venezuela	100	■
Novo Nordisk Pharma AG, Switzerland	100	■
Novo Nordisk Holding Limited, United Kingdom	100	□	Region China
Novo Nordisk Limited, United Kingdom	100	■	Novo Nordisk (China) Pharmaceuticals Co., Ltd., China	100	▲■
			Beijing Novo Nordisk Pharmaceuticals Science & Technology Co., Ltd., China	100	●
			Novo Nordisk Region China A/S, Denmark	100	□
North America			Novo Nordisk Hong Kong Limited, Hong Kong	100	■
Novo Nordisk Canada Inc., Canada	100	■	Novo Nordisk Pharma (Taiwan) Ltd., Taiwan	100	■
Novo Nordisk Region North America II A/S, Denmark	100	□
Novo Nordisk US Holdings Inc., United States	100	□	Other subsidiaries
Novo Nordisk Pharmaceutical Industries Inc., United States	100	▲	NNIT A/S 1, Denmark	100	□
Novo Nordisk Inc., United States	100	■●	NNE Pharmaplan A/S 1, Denmark	100	□

Japan & Korea			▲ Production
Novo Nordisk Region Japan & Korea A/S, Denmark	100	□	■ Sales and marketing
Novo Nordisk Pharma Ltd., Japan	100	▲■	● Research and development
Novo Nordisk Pharma Korea Ltd., South Korea	100	■	□ Services/investments

1 In addition to the listed companies, NNIT A/S and NNE Pharmaplan A/S have their own subsidiaries.

Consolidated financial statements

5.9 Financial definitions

ADRs An American Depositary Receipt (or ADR) represents ownership in the shares of a non-US company and trades in US financial markets.

Basic earnings per share (EPS) Net profit divided by the average number of shares outstanding.

Diluted earnings per share
Net profit divided by average number of shares outstanding, including the dilutive effect of share options ‘in the money’ . The dilutive effect of share options ‘in the money’ is calculated as the difference between the following:

1) the number of shares that could have been acquired at fair value with proceeds from the exercise of the share options
2) the number of shares that would have been issued assuming the exercise of the share options.

The difference (the dilutive effect) is added to the denominator as an issue of shares for no consideration.

Effective tax rate Income taxes as a percentage of profit before income taxes.

Equity ratio Total equity at year-end as a percentage of total assets at year-end.

Gross margin Gross profit as a percentage of sales.

Net profit margin Net profit as a percentage of sales.

Number of shares outstanding The total number of shares, excluding the holding of treasury shares.

Operating profit margin Operating profit as a percentage of sales.

Other comprehensive income (OCI)
Other comprehensive income comprises all items recognised in Equity for the year other than those related to transactions with owners of the company. Examples of items that are required to be presented in OCI are:

•      Foreign exchange rate adjustments in foreign subsidiaries
•      Actuarial gains and losses arising on defined benefit plans
•      Changes in fair value of financial instruments in a cash flow hedge.

Payout ratio Total dividends for the year as a percentage of net profit.

Return on equity (ROE) Net profit for the year as a percentage of shareholders’ equity (average).

Non-IFRS financial measures

In the Annual Report, Novo Nordisk discloses certain financial measures of the Group’s financial performance, financial position and cash flows that reflect adjustments to the most directly comparable measures calculated and presented in accordance with IFRS. These non-IFRS financial measures may not be defined and calculated by other companies in the same manner, and may thus not be comparable with such measures.

The non-IFRS financial measures presented in the Annual Report are:
•       Cash to earnings
•       Financial resources at the end of the year
•       Free cash flow
•       Operating profit after tax to net operating assets
•       Underlying sales growth in local currencies.

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
Operating profit after tax to net operating assets (OPAT/NOA)
Operating profit after tax to net operating assets is defined as ‘operating profit after tax (using the effective tax rate) as a percentage of average inventories, receivables, property, plant and equipment, intangible assets and deferred tax assets less non-interest-bearing liabilities including provisions and deferred tax liabilities (where average is the sum of the above assets and liabilities at the beginning of the year and at year-end divided by two)’.

Underlying sales growth in local currencies
Underlying sales growth in local currencies is defined as sales for the year measured at prior year average exchange rates compared with sales for prior year measured at prior year average exchange rates.