Form 20-F
period 2013-12-31
NOVO NORDISK A S
filed 2014-02-05
CIK 353278

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________________

FORM 20-F

______________________________

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2013 OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-82318

__________________________

NOVO NORDISK A/S

(Exact name of Registrant as specified in its charter)

Not applicable (Translation of Registrant’s name into English)	The Kingdom of Denmark (Jurisdiction of incorporation or organization)

____________________________

Novo Allé

DK-2880 Bagsværd

Denmark

(Address of principal executive offices)

Jesper Brandgaard

Executive Vice President and Chief Financial Officer

Tel: +45 4444 8888

E-mail: jbr@novonordisk.com

Novo Allé

DK-2880 Bagsværd

Denmark

(Name, Telephone, E-mail and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class: B shares, nominal value DKK 0.20 each American Depositary Receipts, each representing one B share	Name of each exchange on which registered: New York Stock Exchange* New York Stock Exchange

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

A shares, nominal value DKK 0.20 each:     537,436,000

B shares, nominal value DKK 0.20 each:    2,212,564,000

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

Yes ☐   No ☒

1As at January 2, 2014 a stock split of the company’s B shares was conducted so that the nominal value was changed from DKK 1 to DKK 0.20.

INTRODUCTION

In this Form 20-F the terms ‘the Company’, ‘Novo Nordisk’ and ‘the Group’ refer to the parent company Novo Nordisk A/S together with its consolidated subsidiaries. The term ‘Novo Nordisk A/S’ is used when addressing issues specifically related to this legal entity.

Throughout this Form 20-F the Company incorporates information on the various items by reference to its Annual Report 2013 and Annual Report 2012. Therefore the information in this Form 20-F should be read in conjunction with our Annual Report 2013 and Annual Report 2012, which were furnished to the SEC on Form 6-K on February 5, 2014 and on February 6, 2013, respectively.

The Company publishes its financial statements in Danish kroner (DKK).

The trading unit of the Novo Nordisk B shares listed on NASDAQ OMX Copenhagen was changed from DKK 1 to DKK 0.20. The ratio of B shares to ADRs listed on the New York Stock Exchange will remain 1:1. These changes in trading units were effective as of January 2, 2014 for the Novo Nordisk B shares and as of January 9, 2014 for the ADRs. Comparative disclosures in this Form 20-F and our Annual Report 2013 have been adjusted to reflect the stock split.

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

With reference to our Annual Report 2013 and the Annual Report 2012, examples of forward-looking statements can be found under the headings, ‘2013 performance and 2014 outlook’ in our Annual Report 2013 and ‘2012 performance and 2013 outlook’ in our Annual Report 2012, and elsewhere.

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

ITEM 2 OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 KEY INFORMATION

Selected financial data

IFRS figures in DKK millions, except share and American Depositary Receipts (‘ADR’) data	2013	2012	2011	2010	2009
Net sales	83,572	78,026	66,346	60,776	51,078
Operating profit from continuing operations	31,493	29,474	22,374	18,891	14,933
Operating profit	31,493	29,474	22,374	18,891	14,933
Net profit from continuing operations	25,184	21,432	17,097	14,403	10,768
Net profit	25,184	21,432	17,097	14,403	10,768
Earnings per share/ADR*	9.40	7.82	6.05	4.96	3.59
Total assets	70,337	65,669	64,698	61,402	54,742
Net assets	42,569	40,632	37,448	36,965	35,734
Capital stock	550	560	580	600	620
Treasury stock	(21)	(17)	(24)	(28)	(32)
Dividends per share/ADR*	4.50**	3.60	2.80	2.00	1.50
Dividends per share/ADR in USD*	0.83**	0.64	0.49	0.36	0.29
Diluted earnings per share/ADR*	9.35	7.77	6.00	4.92	3.56
Number of shares (million)*	2,750	2,800	2,900	3,000	3,100

*) As at January 2, 2014 a stock split of the company’s B shares was conducted so that the following trading unit was changed from DKK 1 to DKK 0.20. The comparative figures have been restated accordingly.

**) Proposed dividend per share. For USD translation the exchange rate at December 30, 2013 from Danmarks Nationalbank (The Central Bank of Denmark) is used (USD 1 = DKK 5.4127)

Reference is made to ‘Consolidated financial, social and environmental statements 2013’, pages 55-103 in our Annual Report 2013 for further data.

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

Month	High	Low
July 2013	5.8210	5.6119
August 2013	5.6462	5.5689
September 2013	5.6864	5.5059
October 2013	5.5279	5.4035
November 2013	5.5808	5.4801
December 2013	5.5111	5.4002
January 2014 (through January 29)	5.5169	5.4520

Year	Average rate	Period end rate	High	Low
2009	5.3504	5.1901	5.9344	4.9218
2010	5.6538	5.6133	6.2286	5.1092
2011	5.3622	5.7456	5.7734	5.0106
2012	5.7972	5.6591	6.1537	5.5266
2013	5.6160	5.4127	5.8371	5.4002

On January 29, 2014, the latest available date, the Danmarks Nationalbank’s daily official exchange rate was 5.4839.

Capitalization and indebtedness

Not applicable.

Reasons for the offer and use of proceeds

Not applicable.

Risk factors

For information on risk factors, reference is made to our Annual Report 2013 ‘Risks to be aware of’ on pages 42-43. In addition to the risks included in the ‘Risks to be aware of’ in our Annual Report 2013, we may be subject to other material risks that as of the date of this report are not currently known to us or that we deem less material at this time. Such risks include the risk that our IT security system may not prevent all forms of unauthorized access to our computer network systems for purposes of misappropriating assets, trade secrets or sensitive information, and the risks arising from current macro-economic conditions including the impact of fiscal austerity measures on our customers.

PCAOB inspection of our independent auditors

With Novo Nordisk being a public company listed in the United States, our independent public accounting firm, PricewaterhouseCoopers, Statsautoriseret Revisionspartnerselskab, is registered with the Public Company Accounting Oversight Board (“PCAOB”) and therefore required to undergo regular PCAOB inspections to assess the registered accounting firm’s compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC. The

PCAOB is currently unable to conduct inspections of Danish auditors’ audit work and procedures without the approval of the Danish authorities, which prevents it from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors who rely on our auditor’s audit report are deprived of the benefits of PCAOB inspections of our auditor.

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

In November 2000 Novo Nordisk spun off its industrial enzyme division into a separate business, Novozymes A/S. Following the spin-off Novo Nordisk became a focused healthcare company with more than 90 years of experience in diabetes care.

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

Important events in 2013

Reference is made to ‘Accomplishments and results 2013’, pages 1-15 in our Annual Report 2013 for a description of important events in 2013.

Capital expenditure in 2013, 2012 and 2011

The total net capital expenditure for property, plant and equipment was DKK 3.2 billion in 2013 compared with DKK 3.3 billion in 2012 and DKK 3.0 billion in 2011. The capital expenditure in 2013 was primarily related to the ongoing establishment of a new facility for filling and formulation of insulin products in Russia, expansion of production facilities for GLP-1, expansion of the device capacity in Denmark and the United States, filling capacity in biopharmaceuticals, the construction of new laboratory facilities in Denmark and new office facilities in Denmark. The investments were financed from cash flow from operating activities. No significant divestitures took place in the period from 2011–2013.

Novo Nordisk expects to invest approximately DKK 3.5 billion in fixed assets in 2014. The expected level of investment in 2014 is primarily related to continued expansion of production facilities for GLP-1 and devices in Denmark and in the United States, expansion of insulin filling capacity in the

United States and France, finalization of a new biopharmaceutical filling facility in Denmark, continued investments in new facility for filling and formulation of insulin products in Russia, the continued construction of new laboratory facilities in Denmark and expansion of CMC and protein pilot capacity in Denmark.

Public takeover offers in respect of the Company’s shares

No such offers occurred during 2013 or 2014 to date.

Business overview

Novo Nordisk is a global healthcare company and a world leader in diabetes care. The Company has one of the broadest diabetes product portfolios in the industry, including new generation insulins, a full portfolio of modern insulins as well as a human once-daily GLP-1 analog. In addition, Novo Nordisk also has a leading position within haemophilia care, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. Headquartered in Denmark, Novo Nordisk employs more than 38,000 employees in 75 countries and markets its products in more than 180 countries.

Reference is made to the section ‘Our business’ on pages 16-43 in the Annual Report 2013.

Segment information

Novo Nordisk is engaged in the discovery, development, manufacturing and marketing of pharmaceutical products and has two business segments: diabetes care and biopharmaceuticals. The diabetes care segment covers insulins, GLP-1, other protein-related products (such as glucagon, protein-related delivery systems and needles), obesity (Novo Nordisk currently has no marketed obesity products) and oral antidiabetic drugs. The biopharmaceuticals segment covers the therapy areas of haemophilia care, growth hormone therapy, hormone replacement therapy and inflammation (Novo Nordisk currently has no products marketed within inflammation).

For information on sales by business and geographic segment, reference is made to Note 2.2 ‘Segment information’ in our Annual Report 2013.

Seasonality

Sales of individual products in individual markets may be subject to fluctuations from quarter to quarter. However, the Company’s consolidated operating results have not been subject to significant seasonality.

Raw materials

The impact on the overall profitability of Novo Nordisk from variations in raw material prices is unlikely to be significant. There is no raw material supply shortage that is expected to significantly impact the Company’s ability to supply any significant market. The Company’s production is largely based on common and readily available raw materials with relatively low price volatility. Certain specific raw materials are, however, less available. For these raw materials, it is the policy of Novo Nordisk to develop close and long-term relationships with key suppliers as well as to secure at least dual sourcing whenever possible and when relevant operate with a predefined minimum safety level of raw material inventories.

Market and competition

Novo Nordisk’s insulin and other pharmaceutical products are marketed and distributed through subsidiaries, distributors and independent agents with responsibility for specific geographical areas. The most important markets are North America, China, Japan and the major European countries. In addition there is an increasing contribution to Novo Nordisk’s total sales from key markets in the sales region International Operations such as Algeria, Argentina, Australia, Brazil, India, Russia and Turkey.

Market conditions within the pharmaceutical industry continue to change, including efforts by both private and governmental entities to reduce or control costs generally and in specific therapeutic areas.

Historically, the market for insulin has been more sensitive to the quality of products and services than to price. Most of the countries in which Novo Nordisk sells insulin subsidize or control pricing. During 2013 key markets including China and various European countries have experienced an increased pricing pressure due to austerity measures. Additionally, Japan, certain European countries and certain countries in the International Operations sales region as well as China have also experienced competitive pressure and challenging market conditions. In most markets insulin is a prescription drug.

The Company enters into numerous contracts with customers, suppliers, agents and industry partners. Some of the most important contracts include: commercial contracts with healthcare providers, in- and out-licensing of patent rights, large tender orders and long-term sub-supplier agreements.

Due to the increasing number of people with diabetes, the pharmaceutical market for treatment of diabetes continues to grow. Several of the major international pharmaceutical companies have entered the diabetes market, specifically in the area of oral products for treatment of type 2 diabetes. In the global insulin market, Novo Nordisk, Sanofi, France and Eli Lilly, United States are the most significant companies.

The once-daily GLP-1 analogue, Victoza® has now been launched globally, including countries in Europe from 2009, the United States and Japan in 2010 and China in 2011. In the GLP-1 market, Novo Nordisk and Astra Zeneca, United Kingdom are the most significant global companies.

The new generation insulin, Tresiba®, has now been commercially launched in eight countries, including Japan, Mexico and selected European markets such as the UK, Denmark and Switzerland. Novo Nordisk has to date not experienced any significant cannibalization of sales of the existing insulin portfolio as a consequence of the roll-out of Tresiba®.

Patents

To maintain and expand competitiveness, Novo Nordisk strives for the strongest possible protection for those inventions that are created during the development of new products. Novo Nordisk anticipates that the expiration of certain patents could impact sales within the coming years. However, through continued investments in research and development Novo Nordisk strives to bring novel and innovative products to the market and thereby sustain strong patent protection in the future, as new generations of products replace currently marketed products.

For patent information on all Novo Nordisk’s marketed products, reference is made to the section ‘Consolidated social statement’ on page 99 in the Annual Report 2013.

In addition to the compound patents discussed in ‘Consolidated Social Statement’ on page 99 in the Annual Report 2013, Novo Nordisk’s key delivery devices are protected by several patents of which the first will expire in January 2019.

In the following section the patent protection of our key products within each business segment is considered. For key products with recent patent expiration or with patent expiration occurring within the coming years, geographical sales splits are provided and factors that may influence the potential impact of competitive product launches are discussed. Note that in addition to the compound patents mentioned, Novo Nordisk has, like other companies engaged in production based upon recombinant DNA technology, obtained licenses under various patents which entitle Novo Nordisk to use processes and methods of manufacturing covered by such patents.

Sales of key products with recent or upcoming patent expiration:

Product	NovoLog®/ NovoRapid®	NovoLog® mix / NovoMix®	Prandin®/ NovoNorm®	NovoSeven	Norditropin®
Total sales in 2013 (in DKK million)	16,848	9,759	2,151	9,256	6,114

Geographical split:
North America	59%	28%	39%	48%	37%
Europe	23%	25%	9%	25%	28%
International Operations	10%	19%	9%	18%	14%
Japan & Korea	5%	8%	2%	7%	21%
Region China	3%	20%	41%	2%	0%

Patent situation of key diabetes care products

The total sales of NovoLog®/NovoRapid® were DKK 16,848 million in 2013 (DKK 15,693 million in 2012).

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

The total sales of NovoLog® Mix /NovoMix® were DKK 9,759 million in 2013 (DKK 9,342 million in 2012).

NovoLog® Mix /NovoMix® is protected by patents in Japan, in Europe and in the United States. In Japan the drug compound patent expires in June 2014, in the United States the drug compound patent expires in December 2014 and in Europe the drug compound patent expires on a country-by-country basis throughout 2014 and 2015. In addition, Novo Nordisk holds a formulation patent on NovoLog® Mix /NovoMix® in the United States, which provides coverage until June 2017.

Today, biosimilar versions of insulin can be approved in the United States via the 505(b)(2) pathway, and in the future the 351(k) pathway in the Public Health Service Act is also anticipated to be applicable. In the EU, a biosimilar pathway and guidelines are available for insulins, and the guideline for biosimilar products issued in Japan is also relevant for insulins. However, we believe that the formulation patent for NovoLog®/NovoRapid® in all major markets and for NovoLog® Mix /NovoMix® in the United States makes it challenging to develop a biosimilar version of these compounds without infringing Novo Nordisk’s intellectual property. Therefore, we do not anticipate that the expiry of our original compound NovoLog®/NovoRapid® and NovoLog® Mix /NovoMix® patents will have a significant near-term impact on sales, results of operations and liquidity.

The total sales of Prandin®/NovoNorm® , an oral antidiabetic drug, were DKK 2,151 million in 2013 (DKK 2,679 million in 2012) and together with other oral antidiabetic products of DKK 95 million in 2013 (DKK 79 million in 2012), the total sales of all Oral antidiabetic products (OAD) were DKK 2,246 million in 2013 (DKK 2,758 million in 2012). Prandin®/NovoNorm® is no longer protected as the drug compound patent has expired in all key markets.

In Europe, generic copies of NovoNorm® were first introduced in Germany in 2010 and introductions of generic copies have subsequently been observed, e.g. in France, Italy, Spain and Belgium. During 2012, generic competition significantly reduced our European sales of NovoNorm® with most of the reduction, varying from country to country, occurring in the first 12 months following the introduction of generic competition. Our European sales of NovoNorm® continued to erode during 2013 due to generic competition, and we expect this trend to continue during 2014.

In the United States, Novo Nordisk sales of Prandin® have been protected by a patent with claims directed toward the treatment of type 2 diabetes using a combination of repaglinide (Prandin®) and metformin, which expires in 2018.

In a patent infringement lawsuit in the United States against Caraco Pharmaceutical Laboratories, Ltd. (Caraco) regarding Caraco’s abbreviated new drug application (ANDA) for a generic version of Prandin® (repaglinide), the U.S. Court of Appeals for the Federal Circuit in June 2013 affirmed a 2011 District Court decision that a claim in a Novo Nordisk patent related to the use of repaglinide in combination with metformin for the treatment of type 2 diabetes was invalid, and reversed the District Court decision that Novo Nordisk had committed inequitable conduct during the time the company attempted to acquire the patent. This decision increased the probability of approval and launch of a generic repaglinide product in the United States.

Subsequently, in July 2013 generic repaglinide products from respectively Caraco and Paddock have been approved, and Novo Nordisk has since then seen a significant decline in sales of Prandin® in the United States, commensurate with our experience from the introduction of generic repaglinide in Europe. We expect that our U.S. sales of Prandin® will continue to erode during 2014 due to generic competition.

In China, NovoNorm® has been exposed to generic competition for several years without significantly impacting our sales. Therefore, we do not expect a significant decline in NovoNorm® sales in China in the short term due to generic competition.

Patent situation of key biopharmaceuticals products

The total sales of NovoSeven® were DKK 9,256 million in 2013 (DKK 8,933 million in 2012).

While the drug compound patent for NovoSeven® has expired in all major markets, Novo Nordisk holds two formulation patents on the room temperature stable preparation of NovoSeven®, which provides coverage of this formulation until 2023 and 2024, respectively, in all major markets.

The expiry of the drug compound patent has had limited impact on sales of NovoSeven® due to the complexity relating to the regulatory pathways for ‘biosimilar’ coagulation factors in United States, the EU and Japan.

The U.S. Health Care Reform includes the establishment of a regulatory pathway for approving biosimilar versions of originator proteins. Therefore, in the future, a biosimilar version of rFVIIa could be submitted to the U.S. Food and Drug Administration (the “FDA”) as a Biologics License Application (‘BLA’) under 351(k) of the U.S. Public Health Service Act and be approved if it fulfills the requirements, i.e. that the product is ‘biosimilar’ to its reference product and that no clinically meaningful differences between the products in terms of safety, purity and potency are seen.

In the EU, guidelines for the development of biosimilar products have been available since late 2005; however, to date these guidelines do not apply to coagulation factors because of their complexity. The guideline for biosimilar products in Japan includes requirements similar to those established in Europe.

To date, we have only seen approvals of competing rFVIIa products in Russia and Iran. There is to date no information available to assess whether the clinical programs for these compounds could contribute towards fulfilling regulatory requirements in United States, the EU and Japan. As such, we still believe that the expiry of our compound patent for NovoSeven® will continue to have an insignificant impact in the near term on sales, results of operations and liquidity in all geographical segments.

Total sales of Norditropin® were DKK 6,114 million in 2013 (DKK 5,698 million in 2012).

Today, Norditropin® is not covered by a drug compound patent. However, the formulation used is covered by a formulation patent that expires in 2017 in the United States, Europe and Japan. Furthermore, the pen devices that patients use to inject growth hormone are covered by separate patents. Today, all Novo Nordisk growth hormone products are supplied in pen devices.

Impact of regulation

As a pharmaceutical company, Novo Nordisk depends on government approvals related to production, development, marketing and reimbursement of its products. Important regulatory bodies include the FDA, the European Medicines Agency, the Japanese Ministry of Health, Labour and Welfare and the Chinese State Food and Drug Administration. Treatment guidelines from non-governmental organizations such as the European Association for the Study of Diabetes and the American Diabetes Association may also impact the Company.

In December 2012, Novo Nordisk received, and submitted its response to, a Warning Letter from the FDA in relation to an inspection of an aseptic filling facility in Denmark. In January 2014, Novo Nordisk received confirmation from the agency that the violations had been addressed satisfactorily. Novo Nordisk does not expect the letter to have an impact on products currently marketed in the United States or in other key markets.

Disclosure pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012

Pursuant to Section 13(r) of the Securities Exchange Act of 1934, Novo Nordisk is obliged to provide disclosure if, during 2013, it or any of its affiliates have engaged in certain Iran-related activities or transactions with persons designated under Executive Order 13224 or Executive Order 13382.

As a global organization, Novo Nordisk conducts business with customers in Iran, including the Government of Iran (the “GOI”), Syria, Sudan and Cuba as described under the section ‘Our business’ on pages 16-43 in the Annual Report 2013.

Novo Nordisk’s activities in Iran relate primarily to sales of pharmaceutical products and devices within the diabetes care and biopharmaceutical business segments. Novo Nordisk has established a wholly-owned affiliate, Novo Nordisk Pars, in Tehran, Iran and has business dealings with a GOI-controlled local manufacturing partner that, under a license agreement with Novo Nordisk Pars, produces Norditropin® based on semi-finished products supplied by Novo Nordisk, and re-packing of certain Novo Nordisk products. Novo Nordisk Pars sells human insulins based on semi-finished products to a GOI-controlled local manufacturing partner. A wholly-owned affiliate of Novo Nordisk, NNE Pharmaplan A/S, has entered into a contract with the Iranian Blood Research & Fractionation Company, which is owned by the Iranian Ministry of Health, for the engineering, procurement and construction of a human plasma fractionation plant for the production of human plasma derivates. Finally, Novo Nordisk conducts to a limited extent clinical research studies and trials, in collaboration with certain Iranian state universities that are related to Novo Nordisk’s diabetes care and biopharmaceuticals businesses.

Novo Nordisk receives payments from, and makes payments to, certain GOI-owned or controlled banks with respect to the activities conducted by Novo Nordisk Pars. All payments by Novo Nordisk into and out of Iran are made through non-Iranian and non-sanctioned banks.

Novo Nordisk’s gross revenue related to transactions with GOI-owned or controlled entities in 2012 and 2013 were not in excess of DKK 400 million. Novo Nordisk does not allocate its net profit on a country-by-country or activity-by-activity basis, other than as set forth in Novo Nordisk’s consolidated financial statements prepared in accordance with IFRS as issued by the IASB; however, Novo Nordisk estimates that its net profit attributable to the transactions with the GOI discussed above would not exceed a small fraction of the gross revenue from such transactions.

Novo Nordisk’s activities in Syria, Sudan and Cuba relate to sales of pharmaceutical products and devices within the diabetes care and biopharmaceutical business segments. Gross revenue related to transactions in 2012 and 2013 was not in excess of DKK 100 million in any of the three countries. Novo Nordisk estimates that their net profits attributable to the transactions with Syria, Sudan and Cuba would represent an even smaller fraction of the gross revenue from such transactions.

The purpose of Novo Nordisk’s Iran, Syria, Sudan and Cuba-related activities is to provide access to important and life-saving pharmaceutical products such as insulins and haemophilia products to patients in these countries, and to improve the healthcare of the Iranian, Syrian, Sudanese and Cuban people in accordance with a key component of Novo Nordisk’s access to care strategy. For that purpose, Novo Nordisk intends to continue these activities.

Organizational structure

For information regarding the organizational structure and securities exchange listings of Novo Nordisk A/S, reference is made to the sections ‘Corporate governance’ on pages 46-48 and ‘Shares and capital structure’ on pages 44-45 in the Annual Report 2013.

Reference is made to the section ‘Shares and capital structure’ on pages 44-45 in the Annual Report 2013 regarding the parent company Novo A/S and the Novo Nordisk Foundation and the ownership structure.

Companies in the Novo Nordisk Group are listed in the Company’s Annual Report 2013 on page 92, ‘Companies in the Novo Nordisk Group.’

Property, plant and equipment

The Company has its headquarters in Bagsværd, Denmark, where it occupies a number of buildings.

The Company believes that its current production facilities, including facilities under construction, are sufficient to meet its capacity requirements, including the capacity for meeting growing demand in the future for the insulin products NovoLog®/ NovoRapid®, NovoLog Mix®/NovoMix®, Levemir®, Victoza®, as well as for the next generation of insulins, Tresiba® and Ryzodeg® and devices. Reference is made to the sections ‘Capital expenditures in 2013, 2012 and 2011’ under Item 4 for more information about the current expansion programs. For the nature of the Company’s property, plant and equipment, as of December 31, 2013 and 2012, reference is made to Note 3.2 ‘Property, plant and equipment’ in our Annual Report 2013.

The major production facilities owned by the Company are located at a number of sites in Denmark, and internationally in the United States, France, China and Brazil. There are no material encumbrances on the properties; however, the facilities in Tianjin, China are constructed on land where the remaining term on the lease is 33 years.

Active pharmaceutical ingredient (API) production is located in Denmark, primarily in Kalundborg and with secondary locations in Hillerød, Bagsværd and Gentofte.

The following table sets forth certain information regarding our major production sites.

Major Production Facilities	Size of production area (square meters)	Major Production Activities
Kalundborg, Denmark	134,200	Active pharmaceutical ingredients for diabetes and products for diabetes. Active pharmaceutical ingredients for haemophilia.
Hillerød, Denmark	71,900	Durable devices and components for disposable devices. Products for diabetes. Active pharmaceutical ingredients for haemophilia.
Bagsværd, Denmark	69,900	Products for diabetes.
Tianjin, China	66,400	Products for diabetes. Production of durable devices.
11

Montes Claros, Brazil	58,700	Products for diabetes. Gel production for active pharmaceutical ingredients. Products for oral antidiabetes treatment.
Gentofte, Denmark	43,300	Active pharmaceutical ingredients for glucagon and growth hormone therapy. Products for growth hormone therapy, glucagon and haemophilia.
Clayton, North Carolina, United States	34,000	Products for diabetes.
Måløv, Denmark	33,100	Products for hormone replacement therapy. Products for oral antidiabetes treatment.
Chartres, France	33,000	Products for diabetes.
Hjørring, Denmark	15,500	Production of needles.
Køge, Denmark	12,400	Gels and ALP for active pharmaceutical ingredient production.
Koriyama, Japan	11,300	Packaging of products for the Japanese market.
Værløse, Denmark	6,700	Products for growth hormone therapy.
Tizi Ouzou, Algeria	3,400	Products for oral antidiabetes treatment.

In addition to the production sites listed above, Novo Nordisk is establishing a new facility for filling and formulation of insulin products in Kaluga, Russia, where the packaging facility is expected to be operational in 2014 and the filling and formulation facilities are expected to be ready for use in 2016. The production area of the facility is 16,400 square meters. The expected amount of expenditures for this facility is approximately DKK 550 million. The facility is financed by cash flow from operating activities.

In September 2011, Novo Nordisk began construction of a new biopharmaceutical production facility in Kalundborg, Denmark, to be used for formulation, filling and packaging. The packaging facility has been operational since December 2012 and the formulation and filling facilities are expected to be operational in 2015. The production area of the facility is 7,600 square meters. The expected amount of expenditures for this new facility is approximately DKK 1,000 million. The facility is financed by cash flow from operating activities.

The Company’s research and development activities are increasingly performed globally. With the major sites located in Denmark, the Company is expanding its global presence with established research sites in Beijing, China and Seattle, United States. In addition, the Company conducts clinical development work in more than 50 countries.

ITEM 4A Unresolved staff comments

None.

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Critical accounting Estimates

Reference is made to Note 1.2 ‘Summary of key accounting estimates’ in our Annual Report 2013.

new accounting pronouncements

Reference is made to Note 1.3 ‘Changes in accounting policies and disclosures’ in our Annual Report 2013.

OPERATING RESULTS

Reference is made to the section ‘Forward-looking statements’ contained on page 2 and the discussion under the caption ‘Risk factors’ contained under Item 3. Reference is further made to our Annual Report 2013 ‘Risks to be aware of’ on pages 42-43.

The financial condition of the Group and its development are described in our Annual Report 2013 and our Annual Report 2012. The information in this section is based on these reports and should be read in conjunction with the annual reports. The analysis and discussions included in the annual reports are primarily based on the consolidated financial statements which are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board (‘IASB’) as well as in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union.

2013 compared with 2012

The following portions of our Annual Report 2013 constitute the Board of Directors’ and Executive Management’s discussion and analysis of results of operations (incorporated herein by reference):

‘Accomplishments and results 2013’ (pages 1-15)

2012 compared with 2011

The following portions of our Annual Report 2012 constitute the Board of Directors’ and Executive Management’s discussion and analysis of results of operations (incorporated herein by reference):

‘Accomplishments and results 2012’ (pages 1-14)

Segment information

The segmented reporting is based on two business segments ‘Diabetes care’ and ‘Biopharmaceuticals’. Reference is made to Note 2.2 ‘Segment information’ in our Annual Report 2013 for details on segmented results.

Inflation

Inflation for the three most recent fiscal years has not had a material impact on the Group’s Net sales or Net profit.

Foreign currencies

The majority of Novo Nordisk’s sales are in foreign currencies, mainly EUR, USD, JPY, CNY, GBP and CAD, while a significant proportion of production, research and development costs are carried in DKK. Consequently, Novo Nordisk has significant exposure to foreign exchange risks and engages in significant hedging activities where the most significant exposure and hedging are related to USD, JPY, CNY, GBP and CAD, while the EUR exchange rate risk is regarded as low due to the Danish fixed-rate policy towards EUR. Thus, Novo Nordisk does not hedge the EUR exchange rate risk. For further description of foreign currency exposure, reference is made to the disclosure in Note 4.2 ‘ Financial risk in our Annual Report 2013 and for further description of foreign currency exposure and hedging activities, reference is made to the description of financial instruments in Note 4.3 ‘Derivative financial instruments’ in our Annual Report 2013.

Governmental policies

Please refer to pages 16-43 ‘Our business’ in our Annual Report 2013 and Item 4.

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

Financial resources

Reference is made to page 57 ‘Balance sheet’ and page 58 ‘Statement of cash flows for the year ended 31 December’ in our Annual Report 2013. In addition Novo Nordisk has obtained a credit rating from two independent external rating agencies.

Novo Nordisk believes its financial resources are sufficient to meet its requirements for at least the next 12 months.

Cash flow in 2013, 2012 and 2011

Reference is made to page 58 ’Statement of cash flows for the year ended 31 December’ in our Annual Report 2013.

The most significant source of cash flow from operating activities is sales of diabetes care and biopharmaceutical products. Generally, other factors that affect operating earnings, such as pricing, volume, costs and exchange rates, also have an impact on realized cash flow from operating activities.

There are no material restrictions on the ability of subsidiaries to transfer funds to the Company.

Asset securitization

Novo Nordisk’s Japanese subsidiary employs an asset securitization program that is a full non-recourse off-balance sheet arrangement to improve liquidity and to take advantage of market opportunities by receiving funds prior to scheduled payment dates. At December 31, the Group had de-recognized receivables without recourse having due dates after December 31 amounting to:

DKK million	2013	2012	2011
Sold trade receivables	1,685	2,027	2,485
Credit guarantee	0	0	0

Furthermore, in 2013 and 2012 Novo Nordisk’s Italian affiliate sold part of its overdue trade receivables through factoring transactions. The purpose of the full non-recourse off-balance sheet factoring arrangement was to sell overdue trade receivables to a third party at a discount in exchange for immediate cash settlement. In 2012, Novo Nordisk’s Spanish affiliate sold part of its overdue trade receivables on a full non-recourse off-balance sheet agreement to a third party at a discount in exchange for immediate cash settlement.

In addition, Novo Nordisk affiliates around the world occasionally sell small parts of their overdue trade receivables on a full non-recourse off-balance sheet agreement to third parties at a discount in exchange for immediate cash settlement. These arrangements have a limited impact on the Group’s trade receivables.

Debt financing

Novo Nordisk repaid all long-term loans during 2012, and as a consequence no long-term loans exist as of December 31, 2013 and 2012. Reference is made to page 57 ‘Balance sheet and ’Note 4.6 ‘Financial assets and liabilities’ in our Annual Report 2013 for information on Current debt.

Financial instruments

Novo Nordisk only hedges commercial exposures and consequently does not enter into derivative transactions for trading or speculative purposes. Currency hedging is done with foreign exchange forwards and foreign exchange options. Reference is made to Note 4.2 ‘Financial risk’ and Note 4.3 ‘Derivative financial instruments’ in our Annual Report 2013 for further information on financial instruments including currency structure.

Commitments for capital expenditure etc.

Contractual obligations for capital expenditure and other contingent liabilities as of December 31, 2013 and 2012, respectively, are shown in Note 5.4 ‘Commitments’ in our Annual Report 2013.

The Executive Management of the Group believes that the obligations are covered by the Group’s financial resources as well as expected future cash flows from operating activities.

Research and development, patents and licenses, etc.

Novo Nordisk’s research activities utilize biotechnological methods based on genetic engineering, advanced protein chemistry and protein engineering. These methods have played a key role in the development of the production technology which is used in the manufacturing of insulin, GLP-1, recombinant blood clotting factors, human growth hormone and glucagon.

The focus of Novo Nordisk’s research and development is on therapeutic proteins within insulin, GLP-1, blood clotting factors, human growth hormone and inflammation.

Research and development costs were DKK 11.7 billion or 14.0% of sales, DKK 10.9 billion or 14.0% of sales and DKK 9.6 billion or 14.5% of sales in 2013, 2012 and 2011, respectively. Novo Nordisk’s research and development organization comprised approximately 7,000 employees as of December 31, 2013.

In general, we expect that growth in research and development spending will follow a trend in line with sales growth indicating that the research and development cost to sales ratio is expected to be relatively constant in the foreseeable future. Thus, we expect to continue an expenditure level of around 13-15% of sales in research and development activities going forward.

The development projects that accounted for the highest research and development spent in 2013 were related to the cardiovascular outcome trial for Victoza® (LEADER™), the liraglutide obesity program, the phase 3 program for the insulin/GLP-1 project “IDegLira”, and the phase 3a and phase 3b development program for Degludec (insulin degludec) and DegludecPlus (insulin degludec/insulin aspart).

Historically Novo Nordisk has spent approximately 70-80% of total research and development expenditures on clinical development activities, and approximately 20-30% on research activities. This relative spend ratio is expected to continue in the foreseeable future. However, the proportion used on research and clinical development activities respectively may fluctuate in individual years depending on the composition of the clinical development portfolio.

Information related to selected research and development projects can be found under ‘Pipeline overview’ on pages 20-21 in the Annual Report 2013. Furthermore, a broader overview of our business activities can be found on pages 16-43 ‘Our business’.

The following Novo Nordisk compounds are currently in phase 3 development or have been filed for regulatory approval:

Compound / Indication	Year entered into phase 3 or filed with the regulatory authorities	Patent expiration
Degludec (NN1250) / Type 1 & 2 diabetes	U.S.: filed for regulatory approval with the FDA in September 2011. Complete Response Letter received on February 8, 2013. EU: approved January 21, 2013. Japan: approved September 28, 2012.	2024[1]
DegludecPlus (NN5401) / Type 1 & 2 diabetes	U.S.: filed for regulatory approval with the FDA in September 2011. Complete Response Letter received on February 8, 2013. EU: approved January 21, 2013. Japan: approved December 25, 2012.	2024[1]
Liraglutide 3 mg (NN8022) / Obesity	Filed for regulatory approval in the U.S. and EU in December 2013.	2022
IDegLira (NN9068) / Type 2 diabetes	Phase 3 completed in 2013. U.S.: Filing for regulatory review contingent on degludec regulatory process. EU: filed for regulatory review with the EMA on May 31, 2013.	Protected by patents on individual compounds, liraglutide (2022) and insulin degludec (2024), respectively[1]
Semaglutide (NN9535) / Type 2 diabetes	Phase 3 started in 2013	2026[1]
FIAsp (NN1218) / Type 1 & 2 diabetes	Phase 3 started in 2013	2030[3]
LATIN T1D (NN9211) / type 1 diabetes	Phase 3 started in 2013	2022
rFXIII (NN1841) / FXIII Congenital deficiency	U.S.: approved December 23, 2013. EU: approved September 7, 2012.	US: 2021[2], ex-US patents have expired
Turoctocog alfa (NN7008) / Haemophilia A	U.S.: approved October 16, 2013. EU: approved November 14, 2013.	Novo Nordisk does not expect to obtain composition of matter patent protection
N9-GP (NN7999) / Haemophilia B	Phase 3 completed in 2013. Filing for regulatory review in the U.S. and EU expected in 2015.	2027
N8-GP (NN7088) / Haemophilia A	Phase 3 started in 2012	2029[1]

1 May receive a term extension of up to 5 additional years

2 May receive a term extension of up to 2 additional years

3 Only in the United States and EU. Pending response to patent application in Japan

During 2013 Novo Nordisk has not discontinued any development projects in phase 3.

In determining whether or not any project or group of related projects is significant, we consider the following qualitative and quantitative criteria:

•	Assessment of the unmet medical need targeted with the specific project;
16

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

In assessing the criteria listed above, and as described in the ‘Risks to be aware of’ on pages 42-43 in the Annual Report 2013, it is important to note that at any one stage of development, due to the uncertainties inherent to clinical development and the regulatory approval process, there is a significant degree of uncertainty and risk that the project will not be successful. The nature of our development activities is such that a compound must first be proven to work by means of multiple clinical trials, which may require treatment of thousands of patients and could take years to complete. Even if initial results of preclinical studies or clinical trial results are promising, we may obtain different results that fail to show the desired levels of safety and efficacy, or we may not obtain applicable regulatory approval for a variety of other reasons. The compound must be accepted by either the FDA, the European Medicines Agency or similar agencies around the world, each of which may have differing requirements. During each stage, there is a substantial risk that we will encounter serious obstacles which will further delay us, or that we will not achieve our goals and, accordingly, may abandon a product in which we have invested substantial resources. Furthermore, the commercial potential of a project is dependent on the label granted by the regulatory authority upon approval. The label specifies for which indications a product can be used, major and minor safety concerns associated with drug treatment as well as if the drug can be combined with other types of medication. Thus a label can restrict usage substantially.

Due to the risks and uncertainties involved in progressing through pre-clinical development and clinical trials, and the time and cost involved in obtaining regulatory approvals, we cannot reasonably estimate the nature, timing, completion dates and costs of the efforts necessary to complete the development.

Given the uncertainties related to the process of product development, during the periods presented in our 2013 Form 20-F no single project in product development was significant based on the qualitative and quantitative criteria. However, during the periods presented two groups of projects were considered significant; the diabetes care group and biopharmaceuticals group.

Reference is made to the caption ‘Risk factors’ contained under Item 3.

TREND INFORMATION

The key drivers behind Novo Nordisk’s performance continue to be the changes in demographics globally reflecting a continuous growth in the proportion of people who live in cities (urbanization) an increasing proportion of elderly people and a growing problem of obesity. These trends have contributed to the significant increase in the number of people with diabetes worldwide. According to the International Diabetes Federation, the number of people with diabetes is expected to increase to more than 592 million by 2035 from 382 million in 2013. Diabetes care is Novo Nordisk’s largest segment comprising approximately 78% of sales. The epidemic growth in the number of people with diabetes, continuing transition from older to newer insulins generations, and new delivery devices and market share gains are all driving Novo Nordisk’s growth of the diabetes care segment.

The other segment of Novo Nordisk is biopharmaceuticals, which comprise haemophilia care, growth hormone therapy, hormone replacement therapy and inflammation therapy. Within haemophilia, sales of NovoSeven® continued to increase in 2013. The growth hormone therapy franchise benefited from further penetration and increasing market share of the liquid formulation Norditropin®, delivered in ready-to-use prefilled devices.

For further information on trends, reference is made to the section ‘Accomplishments and results 2013’ on pages 1-15 in the Annual Report 2013. Information about expectations for the financial year 2014 can be found on page 8 in the subsection ‘Outlook 2014.’

OFF-BALANCE SHEET ARRANGEMENTS

Reference is made to the section ‘Asset securitization’ contained on page 14. Reference is further made to Note 5.4 ‘Commitments’ in our Annual Report 2013.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Reference is made to Note 5.4 ‘Commitments’ in our Annual Report 2013.

ITEM 6 DIRECTORS, EXECUTIVE MANAGEMENT AND EMPLOYEES

Directors and EXECUTIVE Management

Reference is made to pages 52-53 in our Annual Report 2013 for name, position and period of service as director for the members of the Board of Directors.

Reference is made to page 54 in our Annual Report 2013 for name, position, age, year of appointment and year of joining Novo Nordisk for the seven members of Executive Management. Effective January 30, 2014, Chief Operating Officer (“COO”) Kåre Schultz was appointed president & COO. As president, Kåre Schultz will work closely with CEO Lars Rebien Sørensen and the other members of Executive Management on matters relevant to the Company’s senior leadership and the Board of Directors.

The Board of Directors has the overall responsibility for the affairs of the Company. Reference is made to pages 46-48 in our Annual Report 2013.

The activities of the members of Board of Directors and members of Executive Management outside the Company are included in our Annual Report 2013 on pages 52-54.

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

Compensation

Reference is made to the section ‘Remuneration’ on page 49-51 and Notes 5.1 and 5.2 in our Annual Report 2013 regarding compensation.

Board practices

Reference is made to ‘Corporate governance’ on pages 46-48 in our Annual Report 2013 regarding board practices.

Employees

Reference is made to the section entitled ‘Employees’ on page 11 and ‘Performance highlights’ on page 15 in our Annual Report 2013 regarding the total number of full-time employees in Novo Nordisk at year-end for the years 2009–2013.

Employees	2013	2012	2011
Employees outside Denmark as a percentage of total number of employees	58%	57%	57%

Executive Management believes that the Company has a good relationship with its employees in general and with the labor unions of the Novo Nordisk employees.

Novo Nordisk believes that the current personnel policy results in low staff turnover, high morale, and ease in recruiting new employees. The Company has not experienced any significant labor disputes.

Share ownership

For information on the Board of Directors’ and Executive Management’s individual holdings of share options, exercise of options and granting of shares, reference is made to the section ‘Remuneration’ on page 49-51 and Note 5.2 ‘Management’s holdings of Novo Nordisk shares’ in our Annual Report 2013. The members of the Board of Directors and Executive Management and key management executives in the aggregate, hold less than 1% of the beneficial ownership of the Company.

For information on the Board of Directors’ and Executive Management’s individual holdings of and trading in Novo Nordisk shares during 2013, reference is made to the section ‘Remuneration’ on page 49-51 and Note 5.2 ‘Management’s holding of Novo Nordisk shares’ in our Annual Report 2013. As of January 30, 2014 the Board of Directors and Executive Management owned 1,460,880 B shares.

In the period from January 1, 2014 until January 29, 2014, no B shares were sold or purchased by the members of the Board of Directors or Executive Management. The internal rules on trading in Novo Nordisk securities by members of the Board of Directors and Executive Management only permit trading in the 15 calendar-day period following each quarterly earnings announcement. Following the quarterly earnings announcement release on January 30, 2014, the Executive Management, received 325,035 B shares in accordance with the long-term incentive program and a total of 227,075 B shares were sold, hence as of January 30, 2014, the Board of Directors and Executive Management, owned 1,460,880 B shares.

In 2010, a general employee share program was implemented in Denmark, where approximately 11,000 employees purchased 2,835,000 B shares at a price of DKK 55 per share.

Outside Denmark the program was structured as share options with the same initial benefit per employee as in Denmark. Approximately 15,000 employees were granted approximately 1,365,000 options with a vesting period of three years.

In 2011, a general employee share program was implemented in the wholly owned affiliate NNIT and its subsidiaries. In Denmark approximately 965 employees purchased 193,000 B shares at a price of DKK 62 per share. Outside Denmark the program was structured as share options with the same benefit per employee as in Denmark. Approximately 350 employees were granted approximately 35,000 options with a vesting period of three years.

To commemorate the 90th anniversary of the first diabetes patients being treated with insulin from the company that is now Novo Nordisk all employees in the Company (excluding NNE Pharmaplan and NNIT) as per January 1, 2013 were offered 100 restricted stock units. A restricted stock unit gives the holder the right to receive one Novo Nordisk B-share free of charge on April 1, 2016 subject to continued employment and Company average sales growth of at least 5% per year measured in DKK in the period 2012-2015.

It is estimated that 2,370,000 shares will be needed for the program. No dividends will be paid on the restricted stock units and the holders will have no voting rights until the restricted stock units are converted to shares in 2016.

Reference is made to Note 5.1 ‘Share based payment schemes’ in our Annual Report 2013.

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The total share capital of the Company is split in two classes, A shares and B shares, each with different voting rights. The A shares have 200 votes per DKK 0.20 of the A share capital and the B shares have 20 votes per DKK 0.20 of the B share capital.

All of the A shares of the Company are held by Novo A/S, a wholly-owned subsidiary of the Novo Nordisk Foundation (the ‘Foundation’). As of December 31, 2013, the A shares represented approximately 72% of the votes exercisable at the Annual General Meeting. Treasury shares have no votes at the Annual General Meeting.

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

Under its statutes, the Foundation is governed by a Board of Governors, which must be comprised of at least six and not more than 12 members and at least two members must have a medical or scientific background. Members of the Foundation’s Board of Governors are typically nominated by the chairman and elected by a two-thirds vote of the members who have themselves been elected pursuant to the statutes. Any member can be removed as provided for in the Danish Act on Foundations (‘lov om erhvervsdrivende fonde’). In addition, employee representatives are elected for four-year terms by the employees of the subsidiaries of the Foundation, in accordance with Danish law. No person or entity exercises any kind of formal influence over the Foundation’s Board. The Foundation’s Board currently consists of nine persons, two of whom are also members of the Board of Directors of Novo Nordisk A/S (Stig Strøbæk and Søren Thuesen Pedersen).

Under its statutes, Novo A/S is governed by a Board of Directors, which must be comprised of at least three and not more than six members who are elected annually by shareholder vote. According to the Foundation’s statutes, its Board of Governors can and shall provide for members of its own Board of Governors to be elected to Novo A/S’s Board of Directors. Novo A/S’s Board of Directors currently has six members, with three directors who are also members of the Board of the Foundation (Sten Scheibye, Steen Risgaard and Jørgen Boe) and two directors who are also members of the Board of Directors of Novo Nordisk A/S (Göran Ando and Jeppe Christiansen). The Chairman of the Foundation’s Board of Governors (Sten Scheibye) serves as the Chairman of Novo A/S’s Board of Directors.

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

For further information reference is made to ‘Shares and capital structure’ on pages 44-45 in our Annual Report 2013 and to ‘Shares and capital structure’ on pages 44-45 in our Annual Report 2012.

The B shares of the Company are registered with Værdipapircentralen (‘VP Securities’) and are not represented by certificates. Generally, VP Securities does not provide the Company with information with respect to registration. However, set forth below is information as of January 30, 2014 with respect to (a) any shareholder who is known to the Company to be the owner of more than 5% of any class of the Company’s securities and (b) the total amount of any class owned by Novo Nordisk A/S and its affiliates (treasury shares) and by the directors and Executive Management as a group:

Title of class	Identity of person or group	Shares owned	Percent of class	Percent of total votes
A shares*	Novo A/S	537,436,000**	100.00	71.9%
B shares*	Novo A/S	163,814,000	7.40	2.2%

B shares*	Novo Nordisk A/S and affiliates (treasury shares)	107,640,025	4.86	0.00
B shares*	Board of Directors and Executive Management	1,460,880***	0.07	0.02

*) As at January 2, 2014 a stock split of the company’s B shares was conducted so that the trading unit was changed from DKK 1 to DKK 0.20.

**) The number of A shares is calculated as an equivalent of the trading size (DKK 0.20) of the listed B shares but is not formally divided into number of shares. The A shares are not listed on any stock exchange.

***) As of January 30, 2014 the shares owned by Board of Directors and Executive Management was 1,460,880 (corresponding to 0.07 percent of class and 0.02 percent of total votes).

In 2011 and 2012, shares with an aggregate purchase price of DKK 12.0 billion and DKK 12.0 billion, respectively, were repurchased under the Company’s share repurchase program.

In January 2013, Novo Nordisk announced a new DKK 14 billion share repurchase program. Under this program and the previous share repurchase program completed in January 2013, 67,580,270 shares corresponding to DKK 14.0 billion were repurchased during 2013. The share repurchase program was completed in January 2014.

After the shareholders’ approval of the proposed reduction of the Company’s share capital at the Annual General Meeting on March 20, 2013, 50,000,000 shares were canceled in April 2013, reducing the number of treasury shares accordingly.

As the B shares are in bearer form, it is not possible to give an accurate breakdown of the holdings and number of shareholders per country. It is, however, estimated that approximately 41% of the B share capital was held in Denmark as of December 31, 2013. Approximately 32% of the B share capital is estimated to be held in North America. The estimated total number of shareholders is more than 150,000 of whom more than 120,000 are estimated to be Danish residents and more than 10,000 to be resident in the United States.

Related Party Transactions

Related parties include the Novo Nordisk Foundation, Novo A/S, Novozymes A/S and Xellia Pharmaceuticals (due to shared controlling shareholder, Novo A/S), associated companies, the Board of Directors and officers of these entities and Management of Novo Nordisk. Novo Nordisk has access to certain assets of and can purchase certain services from Novo A/S and Novozymes A/S and vice versa. All agreements relating to such assets and services are based on the list prices used for sales to third parties where such list prices exist, or the price has been set at what is regarded as market price. The material terms of these agreements are renegotiated on a regular basis.

In 2013, Novo Nordisk A/S acquired 12,750,000 B shares, worth DKK 2.5 billion, from Novo A/S as part of the DKK 14 billion share repurchase program. The transaction price was DKK 196.37 per share and was calculated as the average market price from May 1 to May 3, 2013 in the open trading window, following the announcement of the financial results for the first quarter of 2013. For information relating to 2011 and 2012, reference is made to Note 5.5 ‘Related party transactions’ in our Annual Report 2013.

Related party transactions in 2013, 2012 and 2011 were primarily payments for services provided between the Novo Nordisk Group and the Novozymes Group and transactions with associated companies. There have not been any material transactions with Xellia Pharmaceuticals during this period. The financial impact of these transactions is limited.

Since December 31, 2013, there have been no significant transactions with related parties out of the ordinary course of business. For further information reference is made to Note 5.5 ‘Related party transactions’ in our Annual Report 2013 and Note 5.5 ‘Related party transactions’ in our Annual Report 2012.

There have not been and are no loans to members of the Board of Directors or Executive Management in 2013, 2012 and 2011.

Interests of experts and counsel

Not applicable.

ITEM 8 FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

The financial statements required by this item accompany this annual report in the form of the Novo Nordisk Annual Report 2013 (see Exhibit no. 15.1).

Legal proceedings

Reference is made to Note 3.6 ‘Provisions and contingent liabilities’ in the Annual Report 2013 regarding legal proceedings.

Dividends

At the Annual General Meeting on March 20, 2014, the Board of Directors will propose a dividend of DKK 4.50 per share corresponding to a pay-out ratio of 47.1%. For 2012, the pay-out ratio was 45.3%, whereas Novo Nordisk’s peer group of comparable pharmaceutical companies operated with a pay-out ratio of around 47%. No dividends will be paid on the Company’s holding of its treasury shares. For further information reference is made to page 45 ‘Payment of dividends’ and the section entitled ‘Shareholders’ on page 47 in the Annual Report 2013.

Significant changes

No significant events have occurred since the date of the annual financial statements. For description of important events and achievements in the financial year of 2013, reference is made to ‘Accomplishments and results 2013’, on pages 1-15 in our Annual Report 2013.

ITEM 9 THE OFFER AND LISTING

Offer and listing details

The table below sets forth for the calendar periods indicated, in the first two columns, high and low prices for the B shares as reported by the NASDAQ OMX Copenhagen and, in the third and fourth columns, high and low ADR prices as reported by the New York Stock Exchange.

Following the change in trading units as of January 2, 2014, all quotes are restated to reflect the new trading unit of DKK 0.2 per B share and a ratio of B shares to ADRs of 1:1.

	DKK per B share*		USD per ADR*
	High	Low	High	Low

2009	70.00	47.00	14.00	8.27
2010	129.00	66.20	22.75	12.77
2011	140.60	101.40	26.58	18.92
2012	196.20	129.60	34.05	22.83
2013	220.00	169.60	38.89	29.90

2012
1st Quarter	163.60	129.60	28.98	22.83
2nd Quarter	173.40	154.00	30.46	25.88
3rd Quarter	196.20	168.60	32.21	28.68
4th Quarter	195.80	170.40	34.05	28.90

2013
1st Quarter	220.00	177.00	38.89	32.11
2nd Quarter	204.00	169.60	35.36	29.90
3rd Quarter	200.40	179.40	35.38	31.30
4th Quarter	200.00	179.60	37.00	32.55

July 2013	190.20	179.40	33.99	31.30
August 2013	200.40	187.40	35.38	33.15
September 2013	192.50	182.00	34.87	32.20
October 2013	198.90	179.60	36.76	32.55
November 2013	196.80	182.70	35.90	33.04
December 2013	200.00	189.70	37.00	34.81
January 1-29, 2014	214.60	198.00	39.24	36.61

Reference is made to our Annual Report 2013 ‘Shares and capital structure’ on page 44-45.

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

American Depositary Receipts representing the B shares (‘ADRs’), as evidenced by American Depositary Receipts issued by JP Morgan Chase Bank of New York, as the Depositary, have been listed on the New York Stock Exchange since 1981. As of December 31, 2013, 227,103,285 B share equivalents (representing 10.76% of the outstanding B shares, adjusted for the treasury shares) were held in the form of ADRs.

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

General

Novo Nordisk A/S is a limited liability company organized under the laws of Denmark and registered in the Danish Central Business Register under CVR number 24256790. Novo Nordisk A/S’s objects are to carry out research and development and to manufacture and commercialize pharmaceutical, medical and technical products and services as well as any other activity related thereto as determined by its Board of Directors. It strives to conduct its activities in a financially, socially, and environmentally responsible way. Novo Nordisk A/S's objects are set out in Article 2 of its Articles of Association.

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

Each A share of DKK 0.20 carries 200 votes and each B share of DKK 0.20 carries 20 votes at the General Meeting. A shares are non-negotiable instruments whereas B shares are negotiable instruments.

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

A shareholder’s right to attend and vote at a General Meeting shall be determined by the shares which such shareholder owns at the record date. The record date shall be one week prior to the General Meeting. The shares held by each shareholder at the record date shall be calculated based on the registration of the shareholder’s shares in the Register of Owners as well as any notification received by the Company with respect to registration of shares in the Register of Owners, which have not yet been entered in the Register of Owners. Any shareholder who is entitled to attend the General Meeting as previously described and who wants to attend the General Meeting is required to apply for an admission card to such General Meeting no later than three days prior to the date of such General Meeting.

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

Ownership disclosure

According to the Danish Securities Trading Act, a shareholder of Novo Nordisk A/S must disclose their ownership if they own more than 5% of the voting rights and share capital. Also, shareholders must disclose changes in holdings if thresholds of 5%, 10%, 15%, 20%, 25%, 50% or 90% and 1/3 and 2/3 of the voting rights or share capital are crossed.

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

U.S. Taxation

The following summary outlines certain U.S. tax consequences for U.S. Holders (defined below) of owning and disposing of ADRs or B shares. A ‘U.S. Holder’ is a holder who, for U.S. federal income tax purposes, is a beneficial owner of ADRs or B shares that is eligible for the benefits of the Current Convention and is (i) a citizen or individual resident of the United States, (ii) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof, or (iii) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source. This discussion applies only to a U.S. Holder that holds ADRs or B shares as capital assets for U.S. tax purposes and does not apply to persons that own or are deemed to own 10% or more of Novo Nordisk voting stock. In addition, this discussion does not describe all of the tax consequences or potentially different tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including tax consequences applicable to U.S. Holders subject to special rules, such as certain financial institutions, entities classified as partnerships for U.S. federal income tax purposes, persons subject to the provisions of the U.S. Internal Revenue Code and Treasury regulations thereunder commonly known as the Medicare contribution tax, or persons holding ADRs or B shares in connection with a trade or business conducted outside of the United States. This discussion is based, in part, on certain representations by the Depositary and assumes that each obligation under the deposit agreement will be performed in accordance with its terms. This discussion assumes that the Company is not, and will not become, a passive foreign investment company for U.S. federal income tax purposes.

For U.S. federal income tax purposes, the holders of ADRs will be treated as the beneficial owners of the underlying B shares. Accordingly, no gain or loss for U.S. federal income tax purposes will be recognized if a U.S. Holder exchanges ADRs for the underlying B shares represented by those ADRs or B shares for ADRs.

The U.S. Treasury has expressed concern that parties to whom American depositary receipts are released before shares are delivered to the depositary (referred to as a ‘pre-release’), or intermediaries in the chain of ownership between holders and the issuer of the security underlying the American depositary receipts, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of American depositary receipts. These actions would also be inconsistent with the claiming of the reduced rates of tax, described below, applicable to dividends received by certain non-corporate U.S. Holders. Accordingly, the creditability of Danish taxes, and the availability of the reduced tax rates for dividends received by certain non-corporate U.S. Holders, each described below, could be affected by actions taken by such parties or intermediaries.

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

Copies of the Form 20-F as well as the Annual Report 2013 and Annual Report 2012 can be downloaded from the Investors pages at novonordisk.com. The contents of this website are not incorporated by reference into this Form 20-F. The Form 20-F is also filed and can be viewed via EDGAR on www.sec.gov.

Subsidiary Information

Not applicable.

ITEM 11 QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISKS

Financial exposure and financial risk management

For a description and discussion of the Company’s foreign exchange risk management, interest risk management, counterparty risk management and equity price risk management, reference is made to Note 4.2 ‘Financial risk’ and the ‘Risks to be aware of’ on pages 42-43 in the Annual Report 2013.

Sensitivity analysis

When conducting a sensitivity analysis, the Group assesses the change in fair value on the market-sensitive instruments following hypothetical changes in market rates and prices. The rates used to mark-to-market the instruments are market data as of December 30, 2013.

Interest rate sensitivity analysis

For information on Interest rate sensitivity analysis in the financial year of 2013, reference is made to Note 4.2 ‘Financial risk’ in the Annual Report 2013.

Foreign exchange sensitivity analysis

For information on Foreign exchange sensitivity analysis in the financial year of 2013, reference is made to Note 4.2 ‘Financial risk’ and the ‘Risks to be aware of’ on pages 42-43 in the Annual Report 2013.

ITEM 12 DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

ITEM 12A DEBT SECURITIES

Not applicable.

ITEM 12B WARRANTS AND RIGHTS

Not applicable.

ITEM 12C OTHER SECURITIES

Not applicable.

ITEM 12D American DEpositary shares

Novo Nordisk’s ADR program is administered by J.P. Morgan Depositary Receipts Group, JPMorgan Chase Bank, N.A., 4 One Chase Manhattan Plaza, New York, United States, as Depositary.

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
30

J.P. Morgan, as Depositary, has agreed to reimburse certain reasonable expenses related to Novo Nordisk’s ADR program and incurred by Novo Nordisk in connection with the program. In the year ended December 31, 2013, the Depositary reimbursed USD 500,000 for costs related to investor relations programs and special investor relations promotional activities, and waived costs of USD 10,000 related to the maintenance of the ADR program and other services. The amounts the Depositary reimbursed are not related to the amount of fees collected by the Depositary from ADR holders.

PART II

ITEM 13 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15 CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures

Novo Nordisk maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in reports that Novo Nordisk files or submits under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the United States Securities and Exchange Commission, and that such information is accumulated and communicated to management of the Company, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Novo Nordisk Management, including the Chief Executive Officer and Chief Financial Officer, evaluated the Company’s disclosure controls and procedures as of December 31, 2013. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2013, the Company’s disclosure controls and procedures were effective at the reasonable assurance level.

In designing and evaluating the disclosure controls and procedures, Management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

Report of Novo Nordisk Management on Internal Control over Financial Reporting

Novo Nordisk’s Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, our CEO and CFO, and effected by the Company’s Board of Directors, Management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Novo Nordisk Management, including the Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2013, using the criteria established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (‘COSO‘). Based on this assessment, Novo Nordisk Management, including the Chief Executive Officer and Chief Financial Officer, concluded that, as of December 31, 2013, the Novo Nordisk Group’s internal control over financial reporting was effective based on criteria stated in Internal Control – Integrated Framework (2013) issued by the COSO.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2013 has been audited by PricewaterhouseCoopers, Statsautoriseret Revisionspartnerselskab, Denmark, an independent registered public accounting firm, as stated in their report which appears on page 45 of this Form 20-F.

Changes in internal controls over financial reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERTS

The Audit Committee is comprised of three members elected by the Board of Directors. Two members qualify as independent as defined by the SEC. One member is designated as chairman and two members are designated as Audit Committee Financial Experts as defined by the SEC.

In March 2013, the Board of Directors elected the following individuals to the Audit Committee: Hannu Ryöppönen (Audit Committee Chairman and Financial Expert), Stig Strøbæk (Audit Committee Member) and Liz Hewitt (Audit Committee Member and Financial Expert). See Item 16D below.

ITEM 16B CODE OF ETHICS

Novo Nordisk has a vision and a set of essentials named the Novo Nordisk Way. The Novo Nordisk Way describes who we are, where we want to go and how we work. The Novo Nordisk Way is principle-based and describes corporate essentials and the required values and mindset of employees on business conduct and ethics including a number of the topics required by the Sarbanes–Oxley Act and the NYSE Listed Company Manual. In addition to the Novo Nordisk Way, a number of policies and related procedures have been established including a business ethics policy and related business ethics procedures where the requirements for how to conduct business in Novo Nordisk are outlined.

For further information on the Novo Nordisk Way, reference is made to ‘Focus is our strength’ on pages 16-19 in the Annual Report 2013, and Novo Nordisk Way may be found on Novo Nordisk’s website at novonordisk.com (the contents of the website are not incorporated by reference into this Form 20-F).

ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES

Reference is made to Note 5.7 ‘Fee to statutory auditors’ in our Annual Report 2013 regarding fees paid to our statutory auditors.

Statutory Audit Fees

Statutory audit fees consist of fees billed for the annual audit of the Company’s Annual Report, the financial statements of the Parent Company, Novo Nordisk A/S, and financial statements of fully-owned affiliates including audit of internal controls over financial reporting (Sarbanes–Oxley Act, Section 404). The fees also include fees billed for other audit services, which are those services that only the statutory auditor can provide, and include the review of documents filed with the SEC.

Audit-Related Fees

Fees for audit-related services consist of fees billed for assurance and related services that are related to the performance of the audit or review of the Company’s social and environmental reporting included in the Annual Report and include consultations concerning financial accounting, reporting standards.

Tax Fees

Fees for tax advisory services include fees billed for tax compliance services, tax consultations, such as assistance and representation in connection with tax audits and appeals, transfer pricing and tax planning services.

Other Fees

Fees for other services comprise fees billed for other permitted services such as audit or review opinions rendered to third parties regarding the Company’s compliance with contracts, compliance reviews in connection with healthcare laws and regulations and assessment of their impact on the distribution chain, review of IT security plans, HR Benchmark reports, reviews of the risk management process and training of employees.

Pre-approval policies

The Audit Committee assesses and pre-approves all audit and non-audit services provided by the statutory auditors. The pre-approval includes the type of service and a fee budget. Furthermore, the Audit Committee receives a quarterly update on actual services provided and fees realized.

ITEM 16D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Novo Nordisk’s ADRs are listed on the New York Stock Exchange, the corporate governance rules of which require a foreign private issuer such as Novo Nordisk to have an audit committee that satisfies the requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended. These requirements include a requirement that the audit committee be composed of members that are “independent” of the issuer, as defined in the Rule, subject to certain exemptions, including an exemption for employees who are not executive officers of the issuer if the employees are elected or named to the board of directors or audit committee pursuant to the issuer’s governing law or documents, an employee collective bargaining or similar agreement or other home country legal or listing requirements.  The Danish Companies Act (Selskabsloven) requires that any limited liability company with more than 35 employees on average over a three-year period to organize a vote in which the employees are entitled to decide whether they would like employee representation on the board of directors.  If the employees vote to have representation, they are entitled to elect half as many directors as the shareholders are entitled to elect at the general meeting.  The Executive Order on Employee Representation in Limited Liability Companies (Bekendtgørelse om medarbejderrepræsentation i aktie- og anpartsselskaber) requires that employee representatives have the same rights, duties and responsibilities as the other members of the company’s board of directors, which has been interpreted by the Danish courts to require a standard of equal treatment for shareholder-elected board members and employee-elected board members, and includes the ability to serve on committees of the board of directors.  Of the current members of Novo Nordisk’s Audit Committee, Stig Strøbæk is a current employee of Novo Nordisk who has been elected to the Board of Directors by the employees. Stig Strøbæk is not an executive officer of Novo Nordisk. Accordingly, his service on the Audit Committee is permissible pursuant to the exemption from the independence requirements provided for by paragraph (b)(1)(iv)(C) of Rule 10A-3. Novo Nordisk does not believe the reliance on such exemption would materially adversely affect the ability of the Audit Committee to act independently and to satisfy the other requirements of the Rule 10A-3.

ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

	Total Number of Shares Purchased (a)*	Average Price Paid per Share in DKK (b)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (c)	Maximum Approximate Value of Shares that may yet be purchased under the Plans or Programs in DKK (d)
2012 repurchase program**
At year end 2012	65,287,085	168.49	65,287,085	1,000,001,101
January 1–30	5,126,665	195.06	5,126,665	0
Total	70,413,750	170.42	70,413,750	0

2013 repurchase program**				14,000,000,000
January 31	246,165	204.26	246,165	13,949,719,322
February 1–28	4,915,385	198.71	5,161,550	12,972,992,778
March 1–31	5,092,500	196.92	10,254,050	11,970,176,955
April 1–30	5,055,000	191.73	15,309,050	11,000,980,565
May 1–31***	17,132,500	196.30	32,441,550	7,637,900,983
June 1–30	4,815,000	181.35	37,256,550	6,764,694,881
July 1–31	5,610,000	186.00	42,866,550	5,721,252,790
August 1–31	4,751,315	194.30	47,617,865	4,798,091,080
September 1–30	4,635,000	187.49	52,252,865	3,929,073,563
October 1–31	5,126,850	188.00	57,379,715	2,965,237,375
November 1–30****	6,120,000	189.76	63,499,715	1,803,897,351
December 1–31	4,080,555	194.02	67,580,270	1,012,181,249
Total	67,580,270	192.18	67,580,270	1,012,181,249

*ref (a); All shares purchased through a publicly announced program.

**As at January 2, 2014 a stock split of the company’s B shares was conducted so that the following trading unit was changed from DKK 1 to DKK 0.20.

*** On May 3, 2013 Novo Nordisk purchased 12,750,000 B-shares from Novo A/S at a price of DKK 196.37 per share. The shares in this transaction were not part of the Safe Harbour repurchase program, but were part of the overall DKK 14.0 billion repurchase program.

**** On November 18, 2013 Novo Nordisk purchased 1,000,000 B-shares from its employees at a price of DKK 187.82 per share. The shares in this transaction were not part of the Safe Harbour repurchase program, but were part of the overall DKK 14.0 billion repurchase program.

Note to column (a) and (d)

The Board of Directors has authorization from the annual shareholders’ meeting to acquire up to 10% of the share capital at the price quoted at the time of the purchase with a deviation of up to 10%. This authorization is renewed annually at the annual general meeting. If the limit of 10% is reached, a number of shares would have to be cancelled before further purchases can be made. The cancellation of shares must be approved by the shareholders.

Under this authorization, a share repurchase program of DKK 12 billion was completed in January 2013. A new share repurchase program of DKK 14 billion initiated in February 2013 was completed in January 2014. The shares have been purchased through a bank directly in the market or directly from named shareholders such as Novo A/S.

Column (a) shows shares we purchased as part of our share repurchase program initiated in February 2012 (completed in January 2013) and our share repurchase program initiated in February 2013.

Notes to columns (c) and (d)

In order to maintain capital structure flexibility, the Board of Directors intends to propose at the Annual General Meeting on March 20, 2014, a reduction in the B share capital, by cancellation of

100,000,000 million shares (nominal value DKK 0.20) of current treasury B shares, to DKK 422,512,800. This would correspond to a 3.64% reduction of the total share capital.

ITEM 16F change in registrant’s certifying accountant

Not applicable.

ITEM 16G Corporate governance

Novo Nordisk A/S is a public limited company incorporated in Denmark and admitted to trading on NASDAQ OMX. As a result, it follows the Danish Corporate Governance Recommendations as amended on May 6, 2013 in respect of its corporate governance practices. Novo Nordisk has ADRs listed on the New York Stock Exchange (the “NYSE”) and is therefore required to comply with U.S. Securities laws, including the Sarbanes-Oxley Act and the NYSE Corporate Governance Standards (the “NYSE Standards”) applicable to listed companies as described in the Listed Company Manual’s section 303A. As a foreign private issuer, Novo Nordisk is permitted to follow the corporate governance practice of its home country in lieu of certain provisions of the NYSE Standards.

Novo Nordisk complies with the requirements of the SEC and NYSE except that Novo Nordisk as a controlled company is not obliged to comply with sections 303A.01 (majority independent directors), 303A.04 (nominating/corporate governance committee) and 303A.05 (compensation committee) of the Listed Company Manual. Accordingly, Novo Nordisk does not have a separate compensation committee – with corresponding rights, responsibilities and independence requirements - as Novo Nordisk seeks to provide each board member with the opportunity to contribute actively to discussions and access to all relevant information about remuneration.

Moreover, Novo Nordisk as a foreign private issuer is permitted to follow home country practice in lieu of sections 303A.02 (independence tests), 303A.03 (executive sessions), 303A.07 (audit committee), 303A.08 (shareholder approval of equity compensation plans), 303A.09 (corporate governance guidelines), 303A.10 (code of business conduct and ethics) and 303A.12 (a) (certification requirements).

Below is a list of practices followed by Novo Nordisk as a foreign private issuer that differ from certain corporate governance requirements under the NYSE Standards:

Independence requirements

Under the NYSE Standards, listed companies must have a majority of independent directors and no director qualifies as “independent” unless the board of directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company).

Under the Danish Corporate Governance Recommendations, at least half of the elected members of the Board, excluding any members that have been elected by employees of the company, must be independent. Employees are entitled to be represented by half of the total number of Board members elected at the general meeting.

The Board has determined whether Board members qualify as independent under the Danish Corporate Governance Recommendations. The Board has also determined whether the Board members, who are members of the Audit Committee, qualify as independent under Rule 10A-3 in the Securities Exchange Act. Such determination is disclosed in the Annual Report. Further, the Annual Report provides detailed and individual information regarding the Board members, but it does not explicitly identify which Board members the Board considers independent under the NYSE Standards.

Also, under the NYSE Standards a director is not deemed independent if the director is, or has been within the last three years, an employee of the listed company, or an immediate family member is, or has been within the last three years, an executive officer, of the listed company. Further, a director is not deemed independent if the director has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than $120,000 in direct compensation from the listed company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service).

Rule 303A.02 defines ‘listed company’, for purposes of the independence standards, to include ‘any parent or subsidiary in a consolidated group with the listed company or such other company as is relevant to any determination under the independence standards set forth in this Section 303A.02(b)’.

One Board member currently serves as executive of the majority shareholder, Novo A/S, and thus may be deemed as being non-independent under the NYSE Standards. Also, four employees have in accordance with the requirements in the Danish Companies Act been elected as Board members by the Danish employees of the Company. No other Board member or the board member’s immediate family members have within the last three years been an employee or executive of Novo Nordisk or any parent or subsidiary in a consolidated group with Novo Nordisk or received any fees from Novo Nordisk.

Audit Committee

Under Section 303A.06 of the NYSE Standards, listed company audit committees must be composed entirely of independent directors as set out in section 303A.02 and, in the absence of an applicable exemption, Rule 10A-3(b)(1). Novo Nordisk’s Audit Committee has three members of which two satisfy the independence requirements of Rule 10A-3(b)(1) of the Securities Exchange Act and section 303A.02 of the Listed Company Manual.

One Audit Committee member is an employee representative relying on the exemption from the independence requirements in Rule 10A-3(b)(1) provided for by paragraph (b)(1)(iv)(c). Novo Nordisk does not believe the reliance on such exemption will materially affect the ability of the Audit Committee to act independently.

Further, whereas Novo Nordisk’s Audit Committee, among other things, is responsible for oversight of and reporting to the Board on the elements described in section 7(b)(i)(A) of the Listed Company Manual, this does not include compliance with legal and regulatory requirements which only consist of business ethics compliance.

Equity-compensation plans

Under Section 303A.08 of the NYSE Standards, shareholders must be entitled to vote on all equity compensation plans and material revisions thereto, with certain limited exceptions. Novo Nordisk’s Remuneration Principles are approved by the Annual General Meeting and describe the framework for incentive programs for the Board and Executive Management. All incentive programs offered to the Board and/or Executive Management shall comply with this framework. However, under Danish law, the practice of voting on equity-compensation plans is not contemplated and accordingly, equity compensation plans are only subject to shareholder approval if they result in the issuance of new shares (and not if treasury shares are used).

Code of business conduct and ethics

Under Section 303A.10 of the NYSE Standards, listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. According to the NYSE commentary, a code of business conduct and ethics shall include conflicts of interest, corporate opportunities, confidentiality, fair dealing, protection and proper use of company assets, compliance with laws, rules and regulations (including insider-trading laws) and encourage the reporting of any illegal or unethical behaviour. Novo Nordisk has a framework of rules and guidelines, including but not limited to the Novo Nordisk Way, which describe corporate values and required mindsets on business conduct and ethics. While certain topics mentioned in the commentary are addressed in this framework of rules and guidelines, there may be topics which are not covered.

CEO certification

Under Section 303A.12(a) of the NYSE Standards, each listed company Chief Executive Officer must certify to the NYSE each year that he or she is not aware of any violation by the listed company of NYSE Standards, qualifying the certification to the extent necessary. Novo Nordisk has opted to follow Danish law and regulations which do not contemplate such certifications. However, in accordance with NYSE Standards, Novo Nordisk will notify the NYSE promptly in writing if it becomes aware of any non-compliance with NYSE Standards applicable to the Company.

ITEM 16H MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17 FINANCIAL STATEMENTs

See response to Item 18.

ITEM 18 FINANCIAL STATEMENTs

The financial statements required by this item accompany this annual report in the form of the Novo Nordisk Annual Report 2013 (see Exhibit no. 15.1).

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

The non-IFRS financial measures presented in the Annual Report 2013 are:

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

The following table shows a reconciliation of free cash flow to ‘Net cash generated from operating activities’.

Reconciliation of free cash flow

DKK Million		2013	2012	2011

	Free cash flow	22,358	18,645	18,112
+	Net purchase of marketable securities	811	(501)	(197)
+	Net cash used in investing activities	2,773	4,070	3,459
=	Net cash generated from operating activities	25,942	22,214	21,374

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

The following table shows the reconciliation of Cash to earnings to the most comparable IFRS financial measure ‘Cash flow from operating activities/earnings in %’:

Reconciliation of cash to earnings

DKK Million		2013	2012	2011

	Free cash flow	22,358	18,645	18,112
/	Net profit (as reported in Annual Report)	25,184	21,432	17,097
=	Cash to earnings (as reported in the Annual Report) in %	88.8%	87.0%	105.9%

	Net cash generated from operating activities	25,942	22,214	21,374
/	Net profit (as reported in the Annual Report)	25,184	21,432	17,097
=	Cash flow generated from operating activities / Net profit in %	103.0%	103.6%	125.0%

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

The following table reconciles Operating profit after tax to net operating assets with ‘Operating profit/equity in %’, the most directly comparable IFRS financial measure:

Reconciliation of Operating profit after tax to net operating assets

DKK Million		2013	2012	2011

	Operating profit after tax	24,376	22,724	17,452
/	Average non-interest bearing balance sheet items	25,080	22,943	22,406
=	Operating profit after tax to net operating assets (as reported in the Annual Report) in %	97.2%	99.0%	77.9%

	Numerator
	Reconciliation of Operating profit after tax to Operating profit

	Operating profit after tax	24,376	22,724	17,452
/	(1 minus effective tax rate) in %	77.4%	77.1%	78.0%
=	Operating profit (as reported in the Annual Report)	31,493	29,474	22,374

	Denominator
	Reconciliation of Average non-interest bearing balance sheet items to Equity

	Non-interest bearing balance sheet items at the beginning of the year	23,916	21,970	22,841
+	Non-interest bearing balance sheet items at the end of the year	26,243	23,916	21,970
/	2
=	Average non-interest bearing balance sheet items as used in Operating profit after tax to net operating assets	25,080	22,943	22,406

	Non-interest bearing balance sheet items at the end of the year	26,243	23,916	21,970
+	Other financial assets	551	228	273
+	Marketable securities	3,741	4,552	4,094
+	Derivative financial instruments	1,521	931	48
+	Cash at bank and in hand	10,728	11,553	13,408
-	Loans	-	-	(502)
-	Current debt	(215)	(500)	(351)
-	Derivative financial instruments	-	(48)	(1,492)
=	Equity (as reported in the Annual Report)	42,569	40,632	37,448

	Operating profit (as reported in Annual Report)	31,493	29,474	22,374
/	Equity	42,569	40,632	37,448
=	Operating profit/Equity in %	74.0%	72.5%	59.7%

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

Reconciliation of financial resources at the end of the year

DKK Million		2013	2012	2011

	Financial resources at the end of the year	19,103	20,454	21,983
-	Marketable securities at the end of the year	(3,741)	(4,552)	(4,094)
-	Undrawn committed credit facilities	(4,849)	(4,849)	(4,832)
=	Cash and cash equivalents at the end of the year (as reported in the Annual report)	10,513	11,053	13,057

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

ITEM 19 EXHIBITS

a. Annual Report

The following pages from our Annual Report 2013, furnished to the SEC on Form 6-K, dated February 5, 2014, are incorporated by reference into this Form 20-F. The content of websites, scientific articles and other sources referenced on these pages are not incorporated by reference into this Form 20-F.

Page(s) in the Annual Report
Accomplishments and results 2013	1-15
Our business	16-43
Pipeline overview	20-21
Risks to be aware of	42-43
Shares and capital structure	44-45
Corporate governance	46-48
Remuneration	49-51
Board of Directors	52-53
Executive Management	54
Consolidated Income statement and Statement of comprehensive income for the years ended 31 December 2011, 2012 and 2013	56
Consolidated Balance sheet as of 31 December 2012 and 2013	57
Consolidated Statement of cash flows for the years ended 31 December 2011, 2012 and 2013	58
Consolidated Statement of changes in equity at 31 December 2011, 2012 and 2013	59
Notes to the Consolidated financial statements	60-93
Companies in the Novo Nordisk Group	92
New patent families (first filings)	99
Statement by the Board of Directors and Executive Management on the Annual Report	109
43

b. Exhibits

List of exhibits:

Exhibit No.	Description	Method of filing

1.1	Articles of Association of Novo Nordisk A/S	Incorporated by reference to the Registrant’s Report furnished to the SEC on Form 6-K on April 22, 2013.
8.1	Companies in the Novo Nordisk Group	Incorporated by reference to page 92 of our Annual Report 2013 filed on Form 6-K dated February 5, 2014.
12.1	Certification of Lars Rebien Sørensen, Chief Executive Officer of Novo Nordisk, pursuant to Section 302 of the Sarbanes–Oxley Act of 2002.	Filed together with this Form 20-F for 2013.
12.2	Certification of Jesper Brandgaard, Executive Vice President and Chief Financial Officer of Novo Nordisk, pursuant to Section 302 of the Sarbanes–Oxley Act of 2002.	Filed together with this Form 20-F for 2013.
13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes–Oxley Act of 2002.	Filed together with this Form 20-F for 2013.
15.1	Extracts from Registrant’s Annual Report for the fiscal year ended December 31, 2013.	Incorporated by reference to the portions of Registrant’s Report furnished to the SEC on Form 6-K on February 5, 2014 identified in Item 19.a of this Form 20-F.
15.2	Extracts from Registrant’s Annual Report for the fiscal year ended December 31, 2012.	Incorporated by reference to the portions of the Registrant’s Report furnished to the SEC on Form 6-K on February 6, 2013 identified in Item 19.a of the Form 20-F filed on February 6, 2013.
15.3	Consent of independent registered public accounting firm.	Filed together with this Form 20-F for 2013.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Novo Nordisk A/S

In our opinion, the consolidated financial statements listed in the index appearing under Item 19(a) present fairly, in all material respects, the financial position of Novo Nordisk A/S and its subsidiaries at 31 December 2013 and 31 December 2012, and the results of their operations and their cash flows for each of the three years in the period ended 31 December in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2013, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Report of Novo Nordisk Management on Internal Control over Financial Reporting, appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

January 29, 2014

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

Dated: February 5, 2014

