Form 20-F
period 2014-02-10
NOVO NORDISK A S
filed 2015-02-05
CIK 353278

 UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
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
Tel: +45 4444 8888
E-mail: jbr@novonordisk.com
Novo Allé
DK-2880 Bagsværd
Denmark
(Name, Telephone, E-mail and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of each class:	Name of each exchange on which registered:
B shares, nominal value DKK 0.20 each	New York Stock Exchange*
American Depositary Receipts, each representing one B share	New York Stock Exchange

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
A shares, nominal value DKK 0.20 each:	537,436,000
B shares, nominal value DKK 0.20 each:	2,112,564,000

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

Throughout this Form 20-F the Company incorporates information on the various items by reference to its Annual Report 2014 and Annual Report 2013. Therefore the information in this Form 20-F should be read in conjunction with our Annual Report 2014 and Annual Report 2013, which were furnished to the SEC on Form 6-K on February 5, 2015 and on February 5, 2014, respectively.

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

Words such as ‘believe’, ‘expect’, ‘may’, ‘will’, ‘plan’, ‘strategy’, ‘prospect’, ‘foresee’, ‘estimate’, ‘project’, ‘anticipate’, ‘can’, ‘intend’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance identify forward-looking statements. Examples of such forward-looking statements include, but are not limited to:
●
statements of targets, plans, objectives or goals for future operations, including those related to Novo Nordisk’s products, product research, product development, product introductions and product approvals as well as cooperation in relation thereto

●
statements containing projections of or targets for revenues, costs, income (or loss), earnings per share, capital expenditures, dividends, capital structure, net financials and other financial measures

●	statements regarding future economic performance, future actions and outcome of contingencies such as legal proceedings
●	statements regarding the assumptions underlying or relating to such statements.

With reference to our Annual Report 2014 and Annual Report 2013, examples of forward-looking statements can be found under the headings, ‘2014 performance and 2015 outlook’ in our Annual Report 2014 and ‘2013 performance and 2014 outlook’ in our Annual Report 2013, and elsewhere.

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

PART I

ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3	KEY INFORMATION

SELECTED FINANCIAL DATA

IFRS figures in DKK millions, except share and American Depositary Receipts (‘ADR’) data	2014	2013	2012	2011	2010
Net sales	88,806	83,572	78,026	66,346	60,776
Operating profit from continuing operations	34,492	31,493	29,474	22,374	18,891
Operating profit	34,492	31,493	29,474	22,374	18,891
Net profit from continuing operations	26,481	25,184	21,432	17,097	14,403
Net profit	26,481	25,184	21,432	17,097	14,403
Earnings per share/ADR	10.10	9.40	7.82	6.05	4.96
Total assets	77,062	70,337	65,669	64,698	61,402
Net assets	40,294	42,569	40,632	37,448	36,965
Capital stock	530	550	560	580	600
Treasury stock	(11)	(21)	(17)	(24)	(28)
Dividends per share/ADR*	5.00	4.50	3.60	2.80	2.00
Dividends per share/ADR in USD*	0.82	0.83	0.64	0.49	0.36
Diluted earnings per share/ADR	10.07	9.35	7.77	6.00	4.92
Number of shares (million)	2,650	2,750	2,800	2,900	3,000
*) Proposed dividend per share. For USD translation the exchange rate at December 30, 2014 from Danmarks Nationalbank (The Central Bank of Denmark) is used (USD 1 = DKK 6.1214)

Reference is made to ‘Consolidated financial, social and environmental statements 2014’, pages 55-104 in our Annual Report 2014 for further data.

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

Month	High	Low
July 2014	5.57	5.45
August 2014	5.66	5.55
September 2014	5.92	5.66
October 2014	5.94	5.81
November 2014	6.00	5.94
December 2014	6.12	5.94
January 2015 (through January 29)	6.65	6.18

Year	Average rate	Period end rate	High	Low
2010	5.6538	5.6133	6.2286	5.1092
2011	5.3622	5.7456	5.7734	5.0106
2012	5.7972	5.6591	6.1537	5.5266
2013	5.6160	5.4127	5.8371	5.4002
2014	5.6190	6.1214	6.1214	5.3492

On January 29, 2015, the latest available date, the Danmarks Nationalbank’s daily official exchange rate was 6.5789.

CAPITALIZATION AND INDEBTEDNESS

Not applicable.

REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

RISK FACTORS

For information on risk factors, reference is made to our Annual Report 2014 ‘Be aware of the risk’ on pages 42-43. In addition to the risks included in ‘Be aware of the risk’ in our Annual Report 2014, we may be subject to other material risks that as of the date of this report are not currently known to us or that we deem less material at this point in time. Such risks include the risk that our IT security set-up may not prevent all forms of unauthorized access to our computer network systems for purposes of misappropriating assets, trade secrets or sensitive information, and the risks arising from current macro-economic conditions including the impact of fiscal austerity measures on our customers.

PCAOB INSPECTION OF OUR INDEPENDENT AUDITORS
With Novo Nordisk being a public company listed in the United States, our independent public accounting firm, PricewaterhouseCoopers, Statsautoriseret Revisionspartnerselskab, is registered with the Public Company Accounting Oversight Board (“PCAOB”) and therefore required to undergo regular PCAOB inspections to assess the registered accounting firm’s compliance with United States law and professional standards in connection with its audits of financial statements filed with the SEC.

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

In November 2000 Novo Nordisk spun off its industrial enzyme division into a separate business, Novozymes A/S. Following the spin-off Novo Nordisk became a focused healthcare company with today more than 90 years of experience in diabetes care.

Novo Nordisk’s B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO).

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

Important events in 2014
Reference is made to ‘Accomplishments and results 2014’, pages 1-15 in our Annual Report 2014 for a description of important events in 2014.

Capital expenditure in 2014, 2013 and 2012
The total net capital expenditure for property, plant and equipment was DKK 4.0 billion in 2014 compared with DKK 3.2 billion in 2013 and DKK 3.3 billion in 2012. Net capital expenditure was primarily related to investments in filling capacity in the US and Russia, expansion of a pilot plant facility, prefilled device production facilities in the US and Denmark as well as additional GLP-1 manufacturing capacity. The investments were financed from cash flow from operating activities. No significant divestitures took place in the period from 2012–2014.

Novo Nordisk expects to invest approximately DKK 5.0 billion in fixed assets in 2015. The expected level of investments in 2015 is primarily related to investments in an expansion of the manufacturing capacity for biopharmaceutical products, additional capacity for insulin active pharmaceutical ingredient production, construction of new research facilities and an expansion of the insulin filling capacity. Investments, which we expect will be financed from cash flow from operating activities, are also planned across the facilities to ensure continued compliance with FDA requirements.

Public takeover offers in respect of the Company’s shares
No such offers occurred during 2014 or 2015 to date.

BUSINESS OVERVIEW

Novo Nordisk is a global healthcare company and a world leader in diabetes care. The Company has one of the broadest diabetes product portfolios in the industry, including new generation insulins, a full portfolio of modern insulins as well as a human once-daily GLP-1 analog. In addition, Novo Nordisk also has a leading position within haemophilia care, growth hormone therapy and hormone replacement therapy, and Novo Nordisk’s first product to treat obesity, Saxenda®, was approved in the United States in December 2014. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. Headquartered in Denmark, Novo Nordisk employs more than 41,000 employees in 75 countries and markets its products in more than 180 countries.

Reference is made to the section ‘Our business’ on pages 16-43 in our Annual Report 2014.

Segment information
Novo Nordisk is engaged in the discovery, development, manufacturing and marketing of pharmaceutical products and has two business segments: diabetes care and biopharmaceuticals. The diabetes care segment covers insulins, GLP-1, other protein-related products (such as glucagon, protein-related delivery systems and needles), oral anti-diabetic drugs and obesity. On December 23, 2014, the GLP-1 agonist liraglutide was approved in the United States in a 3 mg dose for weight management. The trade name for this product will be Saxenda® and launch is planned for the first half of 2015. The biopharmaceuticals segment covers the therapy areas of haemophilia care, growth hormone therapy and hormone replacement therapy. In 2014 Novo Nordisk announced that all activities within inflammation will be discontinued.

For information on sales by business and geographic segment, reference is made to Note 2.2 ‘Segment information’ in our Annual Report 2014.

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

Market and competition
Novo Nordisk’s insulin and other pharmaceutical products are marketed and distributed through subsidiaries, distributors and independent agents with responsibility for specific geographical areas. The most important markets are North America, China, Japan and the major European countries. In addition there is an increasing contribution to Novo Nordisk’s total sales from key markets in the sales region International Operations such as Algeria, Turkey, Australia, India, Argentina, Brazil and Russia.

Market conditions within the pharmaceutical industry continue to change, including efforts by both private and governmental entities to reduce or control costs generally and in specific therapeutic areas.

Historically, the market for insulin has been more sensitive to the quality of products and services than to price. Most of the countries in which Novo Nordisk sells insulin subsidize or control pricing and in most markets insulin and GLP-1 are prescription drugs.

In 2014, payers globally have managed the cost of diabetes care by exerting pressure on the prices of Novo Nordisk’s products and competitors have tried to capture market share from Novo Nordisk. In spite of this, Novo Nordisk has been able to maintain the leading position in the overall diabetes care market through the quality and innovative value of the company’s diabetes care products and by maintaining a certain pricing power. Certain price sensitive customers, predominantly in the United States have exerted price pressures that have impacted the overall value of the market.

The Company enters into numerous contracts with customers, suppliers, agents and industry partners. Some of the most important contracts include: commercial contracts with healthcare providers, in- and out-licensing of patent rights, large tender orders and long-term sub-supplier agreements.

Due to the increasing number of people with diabetes, the pharmaceutical market for treatment of diabetes continues to grow. Several of the major international pharmaceutical companies have entered the diabetes market, specifically in the area of oral products for treatment of type 2 diabetes. In the global insulin market, Novo Nordisk, Sanofi and Eli Lilly are the most significant companies.

The roll-out of Tresiba® (insulin degludec), the once-daily new-generation insulin with an ultra-long duration of action, continues and the product has now been launched in 23 countries, most recently in Italy. In Japan, where Tresiba® was launched in March 2013 with the same level of reimbursement as insulin glargine, its share of the basal insulin market has grown steadily. Similarly, Tresiba® has shown a solid penetration in other markets with reimbursement at a similar level as insulin glargine, whereas penetration remains modest in markets with restricted market access compared to insulin glargine. Ryzodeg®, a soluble formulation of insulin degludec and insulin aspart, has now been launched in Mexico and India. Launch activities in both countries are progressing as planned and early feedback from patients and prescribers is encouraging.

Xultophy®, a soluble formulation of insulin degludec and liraglutide was approved in Europe and the first launch occurred in January 2015 in Switzerland.

Patents
To maintain and expand competitiveness, Novo Nordisk strives for the strongest possible protection for those inventions that are created during the development of new products. Novo Nordisk anticipates that the expiration of certain patents could impact sales within the coming years. However, through continued investments in research and development, Novo Nordisk strives to bring novel and innovative products to the market and thereby sustain strong patent protection in the future, as new generations of products replace currently marketed products.

For patent information on all Novo Nordisk’s marketed products, reference is made to the section ‘Consolidated social statement’ on page 100 in our Annual Report 2014.

In addition to the compound patents discussed in ‘Consolidated Social Statement’ on page 100 in our Annual Report 2014, Novo Nordisk’s key delivery devices are protected by several patents of which the first will expire in January 2019.

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

Sales of key products with recent or upcoming patent expiration:
Product	NovoLog®/ NovoRapid®	NovoLog® mix / NovoMix®	Prandin®/ NovoNorm®	NovoSeven®	Norditropin®
Total sales in 2014 (in DKK million)	17,449	9,871	1,620	9,142	6,506

Geographical split:
North America	58%	25%	6%	48%	42%
Europe	23%	23%	11%	23%	26%
International Operations	10%	21%	11%	21%	14%
Region China	4%	24%	69%	2%	0%
Japan & Korea	5%	7%	3%	6%	18%

Patent situation of key diabetes care products
The total sales of NovoLog®/NovoRapid® were DKK 17,449 million in 2014 (DKK 16,848 million in 2013).The drug compound patent for NovoLog®/NovoRapid® has expired. The patent in Japan expired in December 2010 and the European patent expired in August 2011. In the United States NovoLog®/NovoRapid® was patent protected until December 2014. In addition to the drug compound patent, Novo Nordisk holds a formulation patent on NovoLog®/NovoRapid®, which provides coverage until June 2017 in all major markets.

The total sales of NovoLog® Mix /NovoMix® were DKK 9,871 million in 2014 (DKK 9,759 million in 2013). The drug compound patent for NovoLog® Mix /NovoMix® has expired in most countries. In Japan the drug compound patent expired in June 2014, in the United States the drug compound patent expired in December 2014 and in Europe the drug compound patent expires on a country-by-country basis throughout 2014 and continues to do so in 2015. In addition, Novo Nordisk holds a formulation patent on NovoLog® Mix /NovoMix® in the United States, which provides coverage until June 2017.

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

The total sales of Prandin®/NovoNorm®, an oral antidiabetic drug, were DKK 1,620 million in 2014 (DKK 2,151 million in 2013) and together with other oral antidiabetic products of DKK 108 million in 2014 (DKK 95 million in 2013), the total sales of all Oral antidiabetic products (OAD) were DKK 1,728 million in 2014 (DKK 2,246 million in 2013). Prandin®/NovoNorm® is no longer protected as the drug compound patent has expired in all key markets.

In Europe, generic copies of NovoNorm® were first introduced in Germany in 2010 and introductions of generic copies have subsequently been observed, e.g. in France, Italy, Spain and Belgium. During 2012, generic competition significantly reduced our European sales of NovoNorm® with most of the reduction, varying from country to country, occurring in the first 12 months following the introduction of generic competition. Our European sales of NovoNorm® continued to erode during 2014 due to generic competition, and we expect this trend to continue during 2015.

In the United States, generic copies of Prandin® were approved in July 2013 from respectively Caraco and Paddock, and Novo Nordisk has since then and throughout 2014 seen a significant decline in sales of Prandin® in the United States.

In China, NovoNorm® has been exposed to generic competition for several years without significantly impacting our sales. Therefore, we do not expect a significant decline in NovoNorm® sales in China in the short term due to generic competition.

Patent situation of key biopharmaceuticals products
The total sales of NovoSeven® were DKK 9,142 million in 2014 (DKK 9,256 million in 2013). While the drug compound patent for NovoSeven® has expired in all major markets, Novo Nordisk holds two formulation patents on the room temperature stable preparation of NovoSeven®, which provides coverage of this formulation until 2023 and 2024, respectively, in all major markets.

The expiry of the drug compound patent has had limited impact on sales of NovoSeven® due to the complexity relating to the regulatory pathways for ‘biosimilar’ coagulation factors in the United States, the EU and Japan.

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

To date, we have only seen approvals of competing rFVIIa products in Russia and Iran. There is to date no information available to assess whether the clinical programs for these compounds could contribute towards fulfilling regulatory requirements in the United States, the EU and Japan. As such, we still believe that the expiry of our compound patent for NovoSeven® will continue to have an insignificant impact in the near term on sales, results of operations and liquidity in all geographical segments.

Total sales of Norditropin® were DKK 6,506 million in 2014 (DKK 6,114 million in 2013). Today, Norditropin® is not covered by a drug compound patent. However, the formulation used is covered by a formulation patent that expires in 2017 in the United States, Europe and Japan. Furthermore, the pen devices that patients use to inject growth hormone are covered by separate patents. Today, all Novo Nordisk growth hormone products are supplied in pen devices. Therefore we believe that the expiry of our compound patent  for Norditropin® will continue to have an insignificant impact in the near term on sales, results of operations and liquidity in all geographical segments.

Impact of regulation
As a pharmaceutical company, Novo Nordisk depends on government approvals related to production, development, marketing and reimbursement of its products. Important regulatory bodies include the FDA, the European Medicines Agency, the Japanese Ministry of Health, Labour and Welfare and the Chinese Food and Drug Administration. Treatment guidelines from non-governmental organizations such as the European Association for the Study of Diabetes and the American Diabetes Association may also impact the Company.

Disclosure pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012
Pursuant to Section 13(r) of the Securities Exchange Act of 1934, Novo Nordisk is obliged to provide disclosure if, during 2014, it or any of its affiliates have engaged in certain Iran-related activities or transactions with persons designated under Executive Order 13224 or Executive Order 13382.

As a global organization, Novo Nordisk conducts business with customers in Iran, including the Government of Iran (the “GOI”). Novo Nordisk’s activities in Iran relate primarily to sales of pharmaceutical products and devices within the diabetes care and biopharmaceutical business segments.

In 2014, Novo Nordisk sold its products and devices directly to two GOI-controlled pharmaceutical companies (Exir Pharmaceutical Co. (“Exir”) and Darou Pakhsh Trade Development Co., ) and contracted with two GOI-controlled pharmaceutical manufacturers to fill, formulate, and/or re-pack certain Novo Nordisk products (Exir and Darou Pakhsh Pharma. Chem. Co.,).

Novo Nordisk Pars (“NN Pars”), a wholly-owned affiliate of Novo Nordisk A/S located in Iran contracts with four GOI-controlled companies (EXIR, Darou Pakhsh Trading Co., Darou Pakhsh Co., and Hedjat Distribution Co.) to import and distribute its products. NN Pars also sponsors educational programs and congresses organized by GOI-controlled medical universities, and hosts health care professionals employed by these medical universities at similar programs in Iran and other locations. Additionally, NN Pars provides funding for clinical research and trials conducted by scientists and health care professionals employed by or associated with GOI-controlled medical universities. NN Pars receives payments from, and makes payments to Iranian banks (certain of which are owned by the GOI and/or are designated under Executive Order 13224 or Executive Order 13382) relating to the sales of pharmaceutical products and devices.

NNE Pharmaplan A/S, a wholly-owned affiliate of Novo Nordisk, has a contract with the Iranian Blood Research & Fractionation Company (“IBRF”) for the engineering, procurement and construction of a human plasma fractionation plant in Iran for the production of human plasma derivatives. IBRF was wholly owned by the Iranian Ministry of Health until April 2014, at which point 80 percent of the shares in IBRF were sold to private investors. NNE Pharmaplan also has a contract with SOHA Helal Iran Medical Devices Co., a GOI-controlled company, to provide raw materials for dialysis filters.

Novo Nordisk’s gross revenue related to transactions with GOI-owned or controlled entities in 2014 were not in excess of DKK 550 million. Novo Nordisk does not allocate its net profit on a country-by-country or activity-by-activity basis, other than as set forth in Novo Nordisk’s consolidated financial statements prepared in accordance with IFRS as issued by the IASB; however, Novo Nordisk estimates that its net profit attributable to the transactions with the GOI discussed above would not exceed a de minimis percentage of the Group’s total net profit in 2014.

In addition, Novo Nordisk conducts business with customers in Syria, Sudan and Cuba. These activities relate to sales of pharmaceutical products and devices within the diabetes care and biopharmaceutical business segments. Gross revenue related to transactions 2014 was not in excess of DKK 70 million in any of the three countries. Novo Nordisk estimates that their net profits attributable to the transactions with Syria, Sudan and Cuba would represent an even smaller de minimis percentage of the Group’s total net profit in 2014.

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

ORGANIZATIONAL STRUCTURE

For information regarding the organizational structure and securities exchange listings of Novo Nordisk A/S, the parent company Novo A/S and the Novo Nordisk Foundation and the ownership structure, reference is made to the sections ‘Corporate governance’ on pages 46-48 and ‘Shares and capital structure’ on pages 44-45 in our Annual Report 2014.

Companies in the Novo Nordisk Group are listed in the Company’s Annual Report 2014 on page 93, ‘Companies in the Novo Nordisk Group.’

PROPERTY, PLANT AND EQUIPMENT

The Company has its headquarters in Bagsværd, Denmark, where it occupies a number of buildings.

The Company believes that its current production facilities, including facilities under construction, are sufficient to meet its capacity requirements, including the capacity for meeting growing demand in the future for the products NovoLog®/ NovoRapid®, NovoLog Mix®/NovoMix®, Levemir®, Victoza®, as well as Tresiba® and Ryzodeg® , Xultophy®, Saxenda®, NovoEight® and devices. Reference is made to the sections ‘Capital expenditures in 2014, 2013 and 2012’ under Item 4 for more information about the current expansion programs. For the nature of the Company’s property, plant and equipment, as of December 31, 2014 and 2013, reference is made to Note 3.2 ‘Property, plant and equipment’ in our Annual Report 2014.

The major production facilities owned by the Company are located at a number of sites in Denmark, and internationally in the United States, France, China and Brazil. There are no material encumbrances on the properties; however, the facilities in Tianjin, China are constructed on land where the remaining term of the lease is 32 years.

Active pharmaceutical ingredient (API) production is located in Denmark, primarily in Kalundborg and with secondary locations in Hillerød, Bagsværd and Gentofte.

The following table sets forth certain information regarding our major production sites.

Major Production Facilities	Size of production area (square meters)	Major Production Activities
Kalundborg, Denmark	169,100	Active pharmaceutical ingredients for diabetes and products for diabetes. Active pharmaceutical ingredients for haemophilia.
Bagsværd, Denmark	124,900	Products for diabetes.
Hillerød, Denmark	93,500	Durable devices and components for disposable devices. Products for diabetes. Active pharmaceutical ingredients for haemophilia.
Tianjin, China	68,500	Products for diabetes. Production of durable devices.
Gentofte, Denmark	65,200	Active pharmaceutical ingredients for glucagon and growth hormone therapy. Products for growth hormone therapy, glucagon and haemophilia.
Montes Claros, Brazil	58,700	Products for diabetes. Gel production for active pharmaceutical ingredients. Products for oral antidiabetes treatment.
Chartres, France	47,600	Products for diabetes.
Måløv, Denmark	39,900	Products for hormone replacement therapy. Products for oral antidiabetes treatment.
Clayton, North Carolina, United States	34,200	Products for diabetes.
Køge, Denmark	16,000	Gels and enzymes for active pharmaceutical ingredient production.
Hjørring, Denmark	14,500	Production of needles.
Koriyama, Japan	11,000	Packaging of products for the Japanese market.
Værløse, Denmark	6,900	Products for growth hormone therapy.
Tizi Ouzou, Algeria	6,600	Products for oral antidiabetes treatment.

In addition to the production sites listed above, Novo Nordisk is establishing a new facility for filling and formulation of insulin products in Kaluga, Russia, where the packaging facility released the first batch in December 2014 and the filling and formulation facilities are expected to be ready for use in 2016. The production area of the facility is 16,400 square meters. The expected amount of expenditures for this facility is approximately DKK 550 million. The facility is financed by cash flow from operating activities.

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

In August 2014, Novo Nordisk acquired a production plant in New Hampshire, United States. The new facility will increase production capacity of active pharmaceutical ingredients for the portfolio of biopharmaceuticals, and is expected to be operational in 2018. The production area of the facility is 14,900 square meters. The expected amount of expenditures for this new facility is approximately DKK 600 million. The facility is financed by cash flow from operating activities.

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

CRITICAL ACCOUNTING ESTIMATES

Reference is made to Note 1.2 ‘Summary of key accounting estimates’ in our Annual Report 2014.

NEW ACCOUNTING PRONOUNCEMENTS

Reference is made to Note 1.3 ‘Changes in accounting policies and disclosures’ in our Annual Report 2014.

OPERATING RESULTS

Reference is made to the section ‘Forward-looking statements’ contained on page 2 and the discussion under the caption ‘Risk factors’ contained under Item 3. Reference is further made to our Annual Report 2014 ‘Be aware of the risk’ on pages 42-43.

The financial condition of the Group and its development are described in our Annual Report 2014 and our Annual Report 2013. The information in this section is based on these reports and should be read in conjunction with the annual reports. The analysis and discussions included in the annual reports are primarily based on the consolidated financial statements which are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board (IASB) as well as in accordance with IFRS as endorsed by the European Union.

2014 compared with 2013
The following portions of our Annual Report 2014 constitute the Board of Directors’ and Executive Management’s discussion and analysis of results of operations (incorporated herein by reference):

‘Accomplishments and results 2014’ (pages 1-15)

2013 compared with 2012
The following portions of our Annual Report 2013 constitute the Board of Directors’ and Executive Management’s discussion and analysis of results of operations (incorporated herein by reference):

‘Accomplishments and results 2013’ (pages 1-15)

Segment information
The segmented reporting is based on two business segments ‘Diabetes care’ and ‘Biopharmaceuticals’. Reference is made to Note 2.2 ‘Segment information’ in our Annual Report 2014 for details on segmented results.

Inflation
Inflation for the three most recent fiscal years has not had a material impact on the Group’s Net sales or Net profit.

Foreign currencies
The majority of Novo Nordisk’s sales are in foreign currencies, mainly USD, EUR, CNY, JPY, GBP and CAD, while a significant proportion of production, research and development costs are carried in DKK. Consequently, Novo Nordisk has significant exposure to foreign exchange risks and engages in significant hedging activities where the most significant exposure and hedging are related to USD, JPY, CNY, GBP and CAD, while the EUR exchange rate risk is regarded as low due to the Danish fixed-rate policy towards EUR. Thus, Novo Nordisk does not hedge the EUR exchange rate risk. For further description of foreign currency exposure, reference is made to the disclosure in Note 4.2 ‘ Financial risks’ in our Annual Report 2014 and for further description of foreign currency exposure and hedging activities, reference is made to the description of financial instruments in Note 4.3 ‘Derivative financial instruments’ in our Annual Report 2014.

Governmental policies
Please refer to pages 20-25 ‘Novo Nordisk around the world’ in our Annual Report 2014 and Item 4.

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

Financial resources
Reference is made to page 57 ‘Balance sheet’ and page 58 ‘Statement of cash flows for the year ended 31 December’ in our Annual Report 2014. In addition Novo Nordisk has obtained a credit rating from two independent external rating agencies.

Novo Nordisk believes its financial resources are sufficient to meet its requirements for at least the next 12 months.

Cash flow in 2014, 2013 and 2012
Reference is made to page 58 ’Statement of cash flows for the year ended 31 December’ in our Annual Report 2014.

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

Asset securitization
Asset securitizations as of December 31, 2014, 2013 and 2012, respectively, are shown in Note 4.2 ‘Financial risks’ in our Annual Report 2014.

Debt financing
No long-term loans were outstanding as of December 31, 2014 or 2013. Reference is made to page 57 ‘Balance sheet and ’Note 4.6 ‘Financial assets and liabilities’ in our Annual Report 2014 for information on Current debt.

Financial instruments
Novo Nordisk only hedges commercial exposures and consequently does not enter into derivative transactions for trading or speculative purposes. Currency hedging is done with foreign exchange forwards and foreign exchange options. Reference is made to Note 4.2 ‘Financial risks’ and Note 4.3 ‘Derivative financial instruments’ in our Annual Report 2014 for further information on financial instruments including currency structure.

Commitments for capital expenditure etc.
Contractual obligations for capital expenditure and other contingent liabilities as of December 31, 2014 and 2013, respectively, are shown in Note 5.4 ‘Commitments’ in our Annual Report 2014.

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

The focus of Novo Nordisk’s research and development is on therapeutic proteins within insulin, GLP-1, blood clotting factors and human growth hormone.

Reference is made to note 2.3 ‘Research and development costs’ in our Annual Report 2014 for Research and development costs in 2014, 2013 and 2012, respectively. Novo Nordisk’s research and development organization comprised approximately 7,000 employees as of December 31, 2014.

In general, we expect that growth in research and development spending will follow a trend in line with sales growth indicating that the research and development cost to sales ratio is expected to be relatively constant in the foreseeable future. Thus, we expect to continue an expenditure level of around 13-15% of sales in research and development activities going forward.

The development projects that accounted for the highest research and development spent in 2014 were related to the phase 3a development programs for Semaglutide and Faster-acting insulin Aspart, the cardiovascular outcome trials for Victoza® (LEADER™) and Tresiba® (DEVOTE) as well as the cost in relation to the closed phase 2 program for the inflammation project Anti-IL-20.

Information related to the spend ratio on clinical development activities and research activities can be found in Note 2.3 ‘Research and development costs’ in our Annual Report 2014.

Information related to selected research and development projects can be found under ‘Pipeline overview’ on pages 26-27 in our Annual Report 2014. Furthermore, a broader overview of our business activities can be found on pages 16-43 ‘Our business’.

The following Novo Nordisk compounds are currently in phase 3 development or have been filed for regulatory approval:

Compound / Brand name / Indication	Year entered into phase 3 or filed with the regulatory authorities	Patent expiration
Degludec (NN1250) / Tresiba® / Type 1 & 2 diabetes	United States: filed for regulatory approval with the FDA in September 2011. Complete Response Letter received on February 8, 2013. EU: approved January 21, 2013. Japan: approved September 28, 2012.	20301
DegludecPlus (NN5401) / Ryzodeg® /Type 1 & 2 diabetes	United States: filed for regulatory approval with the FDA in September 2011. Complete Response Letter received on February 8, 2013. EU: approved January 21, 2013. Japan: approved December 25, 2012.	20301

Liraglutide 3 mg (NN8022) / Saxenda® / Weight management	Filed for regulatory approval in the United States and EU in December 2013. United States: Approved December 23, 2014. EU: Positive opinion from the Committee for Medical Products for Human Use received on January 22, 2015	20222
IDegLira (NN9068) / Xultophy® / Type 2 diabetes	Phase 3 completed in 2013. United States: Filing for regulatory review contingent on degludec regulatory process. EU: Approved September 18, 2014	20301
Semaglutide (NN9535) / Type 2 diabetes	Phase 3 started in 2013	20313
Faster-acting insulin aspart (NN1218) / Type 1 & 2 diabetes	Phase 3 started in 2013	20304
LATIN T1D (NN9211) / type 1 diabetes	Phase 3 started in 2013	20222
N9-GP (NN7999) / Haemophilia B	Phase 3 completed in 2013. Filing for regulatory review in the United States and EU expected in 2015.	20273
N8-GP (NN7088) / Haemophilia A	Phase 3 completed in 2014. Filing for regulatory review in the United States and EU expected around 2018.	20325
NN8640 Once-weekly human growth hormone / Growth disorder	Phase 3 started in 2014	20346
1 Current estimate United States. EU estimate 2028, Japan expiry 2027, China expiry 2024
2 Patent expires in 2017 in China
3 Current estimate
4 Formulation patent (compound patent has expired)
5 Current estimate United States. EU estimate 2034, Japan expiry 2034, China expiry 2029
6 Current estimate United States. EU estimate 2035, Japan expiry 2035, China expiry 2031

During 2014 Novo Nordisk has not discontinued any development projects in phase 3.

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

In assessing the criteria listed above, and as described in the ‘Be aware of the risk’ on pages 42-43 in our Annual Report 2014, it is important to note that at any one stage of development, due to the uncertainties inherent to clinical development and the regulatory approval process, there is a significant degree of uncertainty and risk that the project will not be successful. The nature of our development activities is such that a compound must first be proven to work by means of multiple clinical trials, which may require treatment of thousands of patients and could take years to complete. Even if initial results of preclinical studies or clinical trial results are promising, we may obtain different results that fail to show the desired levels of safety and efficacy, or we may not obtain applicable regulatory approval for a variety of other reasons. The compound must be accepted by either the FDA, the European Medicines Agency or similar agencies around the world, each of which may have differing requirements. During each stage, there is a substantial risk that we will encounter serious obstacles which will further delay us, or that we will not achieve our goals and, accordingly, may abandon a product in which we have invested substantial resources. Furthermore, the commercial potential of a project is dependent on the label granted by the regulatory authority upon approval. The label specifies for which indications a product can be used, major and minor safety concerns associated with drug treatment as well as if the drug can be combined with other types of medication. Thus a label can restrict usage substantially.

Due to the risks and uncertainties involved in progressing through pre-clinical development and clinical trials, and the time and cost involved in obtaining regulatory approvals, we cannot reasonably estimate the nature, timing, completion dates and costs of the efforts necessary to complete the development.

Given the uncertainties related to the process of product development, during the periods presented in our 2014 Form 20-F no single project in product development was significant based on the qualitative and quantitative criteria. However, during the periods presented two groups of projects were considered significant; the diabetes care group and biopharmaceuticals group.

Reference is made to the caption ‘Risk factors’ contained under Item 3.

TREND INFORMATION

The key drivers behind Novo Nordisk’s performance continue to be the changes in demographics globally reflecting a continuous growth in the proportion of people who live in cities (urbanization), an increasing proportion of elderly people and a growing problem of obesity. These trends have contributed to the significant increase in the number of people with diabetes worldwide. According to the International Diabetes Federation, the number of people with diabetes is expected to increase to around 592 million by 2035 from 387 million in 2014. Diabetes care is Novo Nordisk’s largest segment comprising approximately 79% of sales. The epidemic growth in the number of people with diabetes, continuing transition from older to newer insulin generations, and new delivery devices and market share gains in some segments of the market are all driving Novo Nordisk’s growth within the diabetes care segment.

The other segment of Novo Nordisk is biopharmaceuticals, which comprise haemophilia care, growth hormone therapy and hormone replacement therapy. Within haemophilia, sales of NovoSeven® were in line with 2013 sales when measured in comparable exchange rates. The growth hormone therapy franchise benefited from further penetration and increasing market share of the liquid formulation Norditropin®, delivered in ready-to-use prefilled devices.

For further information on trends, reference is made to the section ‘Accomplishments and results 2014’ on pages 1-15 in our Annual Report 2014. Information about expectations for the financial year 2015 can be found on page 8 in the subsection ‘Outlook 2015.’

OFF-BALANCE SHEET ARRANGEMENTS

Reference is made to Note 4.2 ‘Financial risks’ and Note 5.4 ‘Commitments’ in our Annual Report 2014.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Reference is made to Note 5.4 ‘Commitments’ in our Annual Report 2014.

ITEM 6	DIRECTORS, EXECUTIVE MANAGEMENT AND EMPLOYEES

DIRECTORS AND EXECUTIVE MANAGEMENT

Reference is made to pages 52-53 in our Annual Report 2014 for name, position and period of service as director for the members of the Board of Directors.

Reference is made to page 54 in our Annual Report 2014 for name, position, age, year of appointment and year of joining Novo Nordisk for the six members of Executive Management.

The Board of Directors has the overall responsibility for the affairs of the Company. Reference is made to pages 46-48 in our Annual Report 2014.

The activities of the members of Board of Directors and members of Executive Management outside the Company are included in our Annual Report 2014 on pages 52-54.

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

COMPENSATION

Reference is made to the section ‘Remuneration’ on page 49-51 and Notes 5.1 and 5.2 in our Annual Report 2014 regarding compensation.

BOARD PRACTICES

Reference is made to ‘Corporate governance’ on pages 46-48 in our Annual Report 2014 regarding board practices.

EMPLOYEES

Reference is made to the section entitled ‘Employees’ on page 11 and ‘Performance highlights’ on page 15 in our Annual Report 2014 regarding the total number of full-time employees in Novo Nordisk at year-end for the years 2010–2014.

Employees	2014	2013	2012
Employees outside Denmark as a percentage of total number of employees	57%	58%	57%

Executive Management believes that the Company has a good relationship with its employees in general and with the labor unions of the Novo Nordisk employees.

Novo Nordisk believes that the current personnel policy results in low staff turnover, high engagement, and ease in recruiting new employees. The Company has not experienced any significant labor disputes.

SHARE OWNERSHIP

For information on the Board of Directors’ and Executive Management’s individual holdings of share options and granting of shares, reference is made to the section ‘Remuneration’ on page 49-51 and Note 5.2 ‘Management’s holdings of Novo Nordisk shares’ in our Annual Report 2014. The members of the Board of Directors and Executive Management and key management executives in the aggregate hold less than 1% of the beneficial ownership of the Company.

For information on the Board of Directors’ and Executive Management’s individual holdings of and trading in Novo Nordisk shares during 2014, reference is made to the section ‘Remuneration’ on page 49-51 and Note 5.2 ‘Management’s holding of Novo Nordisk shares’ in our Annual Report 2014. As of January 29, 2015 the Board of Directors and Executive Management owned 1,385,184 B shares.

In the period from January 1, 2015 until January 29, 2015, no B shares were sold or purchased by the members of the Board of Directors or Executive Management. The internal rules on trading in Novo Nordisk securities by members of the Board of Directors and Executive Management only permit trading in the 15 calendar-day period following each quarterly earnings announcement. Following the quarterly earnings announcement release on January 30, 2015, the Executive Management received 137,555 B shares in accordance with the long-term incentive program and a total of 68,307 B shares were sold, hence as of January 30, 2015, the Board of Directors and Executive Management owned 1,454,432 B shares.

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

Reference is made to Note 5.1 ‘Share based payment schemes’ in our Annual Report 2014.

ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The total share capital of the Company is split in two classes, A shares and B shares, each with different voting rights. The A shares have 200 votes per DKK 0.20 of the A share capital and the B shares have 20 votes per DKK 0.20 of the B share capital.

All of the A shares of the Company are held by Novo A/S, a wholly-owned subsidiary of the Novo Nordisk Foundation (the ‘Foundation’). As of December 31, 2014, the A shares represented approximately 72% of the votes exercisable at the Annual General Meeting. Treasury shares have no votes at the Annual General Meeting.

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

Under its statutes, the Foundation is governed by a Board of Governors, which must be comprised of at least six and not more than 12 members and at least two members must have a medical or scientific background. Members of the Foundation’s Board of Governors are typically nominated by the chairman and elected by a two-thirds vote of the members who have themselves been elected pursuant to the statutes. Any member can be removed as provided for in the Danish Act on Foundations (‘lov om erhvervsdrivende fonde’). In addition, employee representatives are elected for four-year terms by the employees of the subsidiaries of the Foundation, in accordance with Danish law. No person or entity exercises any kind of formal influence over the Foundation’s Board. The Foundation’s Board currently consists of nine persons, one of whom is also a member of the Board of Directors of Novo Nordisk A/S (Anne Marie Kverneland).

Under its statutes, Novo A/S is governed by a Board of Directors, which must be comprised of at least three and not more than six members who are elected annually by shareholder vote. According to the Foundation’s statutes, its Board of Directors can and shall provide for members of its own Board of Directors to be elected to Novo A/S’s Board of Directors. Novo A/S’s Board of Directors currently has five members, with two directors who are also members of the Board of the Foundation (Sten Scheibye and Steen Risgaard) and two directors who are also members of the Board of Directors of Novo Nordisk A/S (Göran Ando and Jeppe Christiansen). The Chairman of the Foundation’s Board of Governors (Sten Scheibye) serves as the Chairman of Novo A/S’s Board of Directors.

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

For further information reference is made to ‘Shares and capital structure’ on pages 44-45 in our Annual Report 2014 and to ‘Shares and capital structure’ on pages 44-45 in our Annual Report 2013.

The B shares of the Company are registered with Værdipapircentralen (‘VP Securities’) and are not represented by certificates. Generally, VP Securities does not provide the Company with information with respect to registration. However, set forth below is information as of January 29, 2015 with respect to (a) any shareholder who is known to the Company to be the owner of more than 5% of any class of the Company’s securities and (b) the total amount of any class owned by Novo Nordisk A/S and its affiliates (treasury shares) and by the directors and Executive Management as a group:

Title of class	Identity of person or group	Shares owned	Percent of class	Percent of total votes
A shares	Novo A/S	537,436,000*	100.00	72.3%
B shares	Novo A/S	163,814,000	7.75	2.2%

B shares	Novo Nordisk A/S and affiliates (treasury shares)	56,807,153	2.69	0.00%
B shares	Board of Directors and Executive Management	1,385,184**	0.07	0.02%
*) The number of A shares is calculated as an equivalent of the trading size (DKK 0.20) of the listed B shares but is not formally divided into number of shares. The A shares are not listed on any stock exchange.
**) As of January 30, 2015 the shares owned by Board of Directors and Executive Management was 1,454,432 (corresponding to 0.07 percent of class and 0.02 percent of total votes).

In 2012 and 2013, shares with an aggregate purchase price of DKK 12.0 billion and DKK 14.0 billion, respectively, were repurchased under the Company’s share repurchase program.

In January 2014, Novo Nordisk announced a new DKK 15 billion share repurchase program. Under this program and the previous share repurchase program completed in January 2014, 59,134,995 shares corresponding to DKK 14.7 billion were repurchased during 2014. The share repurchase program was completed in January 2015.

After the shareholders’ approval of the proposed reduction of the Company’s share capital at the Annual General Meeting on March 20, 2014, 100,000,000 shares were canceled in April 2014, reducing the number of treasury shares accordingly.

As the B shares are in bearer form, it is not possible to give an accurate breakdown of the holdings and number of shareholders per country. It is, however, estimated that approximately 20% of the B share capital was held in Denmark as of December 31, 2014. Approximately 43% of the B share capital is estimated to be held in North America. The estimated total number of shareholders is more than 175,000 of whom more than 140,000 are estimated to be Danish residents and more than 25,000 to be resident in the United States.

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

Related party transactions in 2014, 2013 and 2012 were primarily payments for services provided between the Novo Nordisk Group and the Novozymes Group and transactions with associated companies. There have not been any material transactions with Xellia Pharmaceuticals during this period. The financial impact of these transactions is limited.

Since December 31, 2014, there have been no significant transactions with related parties out of the ordinary course of business. For further information reference is made to Note 5.5 ‘Related party transactions’ in our Annual Report 2014 and Note 5.5 ‘Related party transactions’ in our Annual Report 2013.

There have not been and are no loans to members of the Board of Directors or Executive Management in 2014, 2013 or 2012.

INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8	FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The financial statements required by this item accompany this annual report in the form of our Annual Report 2014 (see Exhibit no. 15.1).

Legal proceedings
Reference is made to Note 3.7 ‘Provisions and contingent liabilities’ in the Annual Report 2014 regarding legal proceedings.

Dividends
At the Annual General Meeting on March 19, 2015, the Board of Directors will propose a dividend of DKK 5.0 per share corresponding to a pay-out ratio of 48.7%. For 2013, the pay-out ratio was 47.1%, whereas Novo Nordisk’s peer group of comparable pharmaceutical companies operated with a pay-out ratio of around 48%. No dividends will be paid on the Company’s holding of its treasury shares. For further information reference is made to ‘Shares and capital structure’, on pages 44-45 in our Annual Report 2014.

SIGNIFICANT CHANGES
No significant events have occurred since the date of the annual financial statements. For description of important events and achievements in 2014, reference is made to ‘Accomplishments and results 2014’, on pages 1-15 in our Annual Report 2014.

ITEM 9	THE OFFER AND LISTING

Offer and listing details
The table below sets forth for the calendar periods indicated, in the first two columns, high and low prices for the B shares as reported by the Nasdaq Copenhagen and, in the third and fourth columns, high and low ADR prices as reported by the New York Stock Exchange.

	DKK per B share*		USD per ADR*
	High	Low	High	Low

2010	129.00	66.20	22.75	12.77
2011	140.60	101.40	26.58	18.92
2012	196.20	129.60	34.05	22.83
2013	220.00	169.60	38.89	29.90
2014	286.20	198.00	49.11	36.61

2013
1st Quarter	220.00	177.00	38.89	32.11
2nd Quarter	204.00	169.60	35.36	29.90
3rd Quarter	200.40	179.40	35.38	31.30
4th Quarter	200.00	179.60	37.00	32.55

2014
1st Quarter	265.30	198.00	48.42	36.61
2nd Quarter	256.50	226.20	46.55	42.08
3rd Quarter	285.00	239.30	49.11	43.83
4th Quarter	286.20	244.50	48.17	42.11

July 2014	261.40	246.10	46.54	44.84
August 2014	260.90	239.30	46.13	43.83
September 2014	285.00	254.00	49.11	44.35
October 2014	286.20	244.50	48.17	42.11
November 2014	273.90	254.00	45.87	42.86
December 2014	284.80	256.00	46.53	42.26
January 1-29, 2015	303.50	260.70	46.01	41.72

Reference is made to our Annual Report 2014 ‘Shares and capital structure’ on page 44-45.

PLAN OF DISTRIBUTION

Not applicable.

MARKETS

The Company’s share capital consists of A shares and B shares. As described above, the A shares are owned by the Novo Nordisk Foundation through its wholly-owned subsidiary Novo A/S and are not listed or traded on any stock exchange. The B shares have been publicly traded since 1974 and have been listed on the Nasdaq Copenhagen since that time. The Nasdaq Copenhagen is the main trading market for the B shares.

American Depositary Receipts representing the B shares (‘ADRs’), as evidenced by American Depositary Receipts issued by JP Morgan Chase Bank of New York, as the Depositary, have been listed on the New York Stock Exchange since 1981. As of December 31, 2014, 245,139,174 B share equivalents (representing 11.92% of the outstanding B shares, adjusted for the treasury shares) were held in the form of ADRs.

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

According to the Danish Companies Act, no member of the Board of Directors or the Executive Management may take part in the consideration of any business involving agreements between any member of the group and himself, legal actions brought against himself, or any business involving agreements between any member of the Group and any third party or legal actions brought against any third party, if he has a major interest therein that might conflict with Novo Nordisk A/S’s interests. The Danish Companies Act also prohibits Novo Nordisk A/S from granting loans or providing securities to any member of the Board of Directors and anyone particularly close to such a member of the Board of Directors.

The remuneration of the Board of Directors must be approved by Novo Nordisk A/S’s shareholders at the Annual General Meeting.

According to Novo Nordisk A/S’ Articles of Association a person cannot be nominated for election or re-election if such person has reached the age of 70 at the time of the General Meeting.

Rights, restrictions and preferences attaching to the shares
If the shareholders at an Annual General Meeting approve a recommendation by the Board of Directors to pay dividends, dividends shall be distributed as follows: a priority dividend of 1/2% of the nominal share capital to the holders of A shares and then up to a dividend of 5% to the holders of B shares. Any distribution of additional dividends shall be subject to the provision that the holders of A shares shall never receive a total dividend exceeding the percentage rate of the dividend paid to the holders of B shares. A shares take priority for dividends below 0.5%. B shares take priority for dividends between 0.5% and 5. However, in practice, A shares and B shares receive the same amount of dividends per share of DKK 0.01. Dividends on A shares shall be remitted to the shareholders at the addresses entered in the Company’s Register of Shareholders as at the date of the Annual General Meeting. Dividends on B shares shall be paid with fully discharging effect for the Company through a central securities depository and an account-holding bank to shareholders registered by VP Securities at the time of payment.

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

The holders of A shares have a pro-rata right of first refusal with regard to any A shares sold by another shareholder. However, currently all A-shares are owned by Novo A/S and according to the Articles of Association of Novo A/S, the A shares cannot be divested.

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

General Meetings shall be called by the Board of Directors not earlier than five weeks and not later than three weeks prior to the General Meeting. The notice calling such General Meeting, stating the agenda for the meeting, shall be published on the Company’s website: novonordisk.com (the contents of this website are not incorporated by reference into this Form 20-F). The notice convening the meeting shall also be forwarded in writing to all shareholders entered in the Register of Owners who have so requested and be advertised in the applicable system of the Danish Business Authority.

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

Ownership disclosure
According to the Danish Securities Trading Act, a shareholder of Novo Nordisk A/S must disclose their ownership if they own more than 5% of the voting rights or share capital. Also, shareholders must disclose changes in holdings if thresholds of 5%, 10%, 15%, 20%, 25%, 50% or 90% and 1/3 and 2/3 of the voting rights or share capital are crossed.

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

U.S. Taxation
The following summary outlines certain U.S. tax consequences for U.S. Holders (defined below) of owning and disposing of ADRs or B shares. A ‘U.S. Holder’ is a holder who, for U.S. federal income tax purposes, is a beneficial owner of ADRs or B shares that is eligible for the benefits of the Current Convention and is (i) a citizen or individual resident of the United States, (ii) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof, or (iii) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source. This discussion applies only to a U.S. Holder that holds ADRs or B shares as capital assets for U.S. tax purposes and does not apply to persons that own or are deemed to own 10% or more of Novo Nordisk voting stock. In addition, this discussion does not describe all of the tax consequences or potentially different tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including tax consequences applicable to U.S. Holders subject to special rules, such as certain financial institutions, entities classified as partnerships for U.S. federal income tax purposes, persons subject to the provisions of the U.S. Internal Revenue Code and Treasury regulations thereunder commonly known as the Medicare contribution tax, persons subject to the alternative minimum tax, or persons holding ADRs or B shares in connection with a trade or business conducted outside of the United States. This discussion is based, in part, on certain representations by the Depositary and assumes that each obligation under the deposit agreement will be performed in accordance with its terms. This discussion assumes that the Company is not, and will not become, a passive foreign investment company for U.S. federal income tax purposes.

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

Taxation of Distributions
For U.S. federal income tax purposes, distributions on ADRs or B shares received by U.S. Holders, before reduction for any Danish tax withheld, generally will be included in the U.S. Holder’s income as foreign source dividend income and will not be eligible for the dividends-received deduction generally available to U.S. corporations. The amount of any dividend income paid in Danish kroner will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of the U.S. Holder’s, or, in the case of ADRs, the Depositary’s receipt of the dividend regardless of whether the payment is in fact converted into U.S. dollars at that time. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt. U.S. Holders that receive a refund of Danish withholding tax after the dividend is received, as discussed above under the section ‘Danish Taxation – Withholding Tax,’ may be required to recognize foreign currency gain or loss with respect to the amount of the refund. U.S. Holders should consult their tax advisers regarding whether any foreign currency gain or loss should be recognized in connection with distributions on ADRs or B shares.

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

Copies of the Form 20-F as well as our Annual Report 2014 and Annual Report 2013 can be downloaded from the Investors pages at novonordisk.com. The contents of this website are not incorporated by reference into this Form 20-F. The Form 20-F is also filed and can be viewed via EDGAR on www.sec.gov.

SUBSIDIARY INFORMATION

Not applicable.

ITEM 11	QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISKS

Financial exposure and financial risk management
For a description and discussion of the Company’s foreign exchange risk management, interest risk management, counterparty risk management and equity price risk management, reference is made to Note 4.2 ‘Financial risks’ and the ‘Be aware of the risk’ on pages 42-43 in our Annual Report 2014.

Sensitivity analysis
When conducting a sensitivity analysis, the Group assesses the change in fair value on the market-sensitive instruments following hypothetical changes in market rates and prices. The rates used to mark-to-market the instruments are market data as of December 30, 2014.

Interest rate sensitivity analysis
For information on Interest rate sensitivity analysis in the financial year of 2014, reference is made to Note 4.2 ‘Financial risks’ in our Annual Report 2014.

Foreign exchange sensitivity analysis
For information on Foreign exchange sensitivity analysis in the financial year of 2014, reference is made to Note 4.2 ‘Financial risks’ and the ‘Be aware of the risk’ on pages 42-43 in our Annual Report 2014.

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

The ADRs are traded under the code NVO on the New York Stock Exchange and the underlying security is the Novo Nordisk B share, NOVOb on the Nasdaq Copenhagen. Each ADR represents one deposited Novo Nordisk B share. One ADR carries the same voting rights as one Novo Nordisk B share. The Depositary distributes relevant notices, reports and proxy materials to the holders of the ADRs. When dividends are paid to shareholders, the Depositary converts the amounts into U.S. dollars and distributes the dividends to the holders of the ADRs. No fees are charged to the holders of the ADRs in relation to these procedures.

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

J.P. Morgan, as Depositary, has agreed to reimburse certain reasonable expenses related to Novo Nordisk’s ADR program and incurred by Novo Nordisk in connection with the program. In the year ended December 31, 2014, the Depositary reimbursed USD 842,398 for costs related to investor relations programs and special investor relations promotional activities. The amounts the Depositary reimbursed are not related to the amount of fees collected by the Depositary from ADR holders.

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

Novo Nordisk Management, including the Chief Executive Officer and Chief Financial Officer, evaluated the Company’s disclosure controls and procedures as of December 31, 2014. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2014, the Company’s disclosure controls and procedures were effective at the reasonable assurance level.

In designing and evaluating the disclosure controls and procedures, Management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

Report of Novo Nordisk Management on Internal Control over Financial Reporting
Novo Nordisk’s Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and Chief Financial Officer, and effected by the Company’s Board of Directors, Management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB and as endorsed by the European Union.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Novo Nordisk Management, including the Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2014, using the criteria established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (‘COSO’). Based on this assessment, Novo Nordisk Management, including the Chief Executive Officer and Chief Financial Officer, concluded that, as of December 31, 2014, the Novo Nordisk Group’s internal control over financial reporting was effective based on criteria stated in Internal Control – Integrated Framework (2013) issued by the COSO.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2014 has been audited by PricewaterhouseCoopers, Statsautoriseret Revisionspartnerselskab, Denmark, an independent registered public accounting firm, as stated in their report which appears on page 43 of this Form 20-F.

Changes in internal controls over financial reporting
There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A	AUDIT COMMITTEE FINANCIAL EXPERTS

The Audit Committee is comprised of four members elected by the Board of Directors. Three members qualify as independent as defined by the SEC. One member is designated as chairman and three members are designated as Audit Committee Financial Experts as defined by the SEC.

In March 2014, the Board of Directors elected the following individuals to the Audit Committee: Hannu Ryöppönen (Audit Committee Chairman and Financial Expert), Helge Lund (Audit Committee Member and Financial Expert), Liz Hewitt (Audit Committee Member and Financial Expert) and Stig Strøbæk (Audit Committee Member). See Item 16D below.

ITEM 16B	CODE OF ETHICS

Novo Nordisk has a vision and a set of essentials named the Novo Nordisk Way. The Novo Nordisk Way describes who we are, where we want to go and how we work. The Novo Nordisk Way is principle-based and describes corporate essentials and the required values and mindset of employees on business conduct and ethics including a number of the topics required by the Sarbanes–Oxley Act and the NYSE Listed Company Manual. In addition to the Novo Nordisk Way, a number of policies and related procedures have been established including a business ethics policy and related business ethics procedures where the requirements for how to conduct business in Novo Nordisk are outlined. The Novo Nordisk Way applies to all employees in Novo Nordisk including the Chief Executive Officer and Chief Financial Officer.

For further information on the Novo Nordisk Way, reference is made to ‘Novo Nordisk at a glance’ on page 4 in our Annual Report 2014, and Novo Nordisk Way may be found on Novo Nordisk’s website at novonordisk.com (the contents of the website are not incorporated by reference into this Form 20-F).

ITEM 16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Reference is made to Note 5.6 ‘Fee to statutory auditors’ in our Annual Report 2014 regarding fees paid to our statutory auditors.

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

Audit-Related Fees
Fees for audit-related services consist of fees billed for assurance and related services that are related to the performance of the audit or review of the Company’s social and environmental reporting included in our Annual Report 2014 and include consultations concerning financial accounting, reporting standards.

Tax Fees
Fees for tax advisory services include fees billed for tax compliance services, tax consultations, such as assistance and representation in connection with tax audits and appeals, transfer pricing and tax planning services.

Other Fees
Fees for other services comprise fees billed for other permitted services such as audit or review opinions rendered to third parties regarding the Company’s compliance with contracts, compliance reviews in connection with healthcare laws and regulations and assessment of their impact on the distribution chain, production strategy and advisory service etc. in connection with the potential IPO of one of our subsidiaries, review of IT security plans, HR Benchmark reports, reviews of the risk management process and training of employees.

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

ITEM 16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

	Total Number of Shares Purchased (a)*	Average Price Paid per Share in DKK (b)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (c)	Maximum Approximate Value of Shares that may yet be purchased under the Plans or Programs in DKK (d)
2013 repurchase program
At year end 2013	67,580,270	192.18	67,580,270	1,012,181,249
January 1–28	4,788,000	208.85	72,368,270	12,196,161
Total	72,368,270	193.29	72,368,270	12,196,161

2014 repurchase program				15,000,000,000
January 30–31**	1,037,995	213.05	545,000	14,778,857,396
February 1–28	4,858,000	237.97	5,403,000	13,622,774,880
March 1–31	4,986,000	247.91	10,389,000	12,386,718,928
April 1–30	4,552,000	239.76	14,941,000	11,295,311,862
May 1–31	4,958,000	234.54	19,899,000	10,132,452,932
June 1–30	4,828,000	246.86	24,727,000	8,940,611,386
July 1–31	5,761,000	252.37	30,488,000	7,486,722,993
August 1–31	4,639,000	252.22	35,127,000	6,316,652,374
September 1–30	4,813,000	270.58	39,940,000	5,014,311,524
October 1–31	4,966,000	265.76	44,906,000	3,694,516,045
November 1–30	4,693,000	263.77	49,599,000	2,456,625,686
December 1–31	4,255,000	272.79	53,854,000	1,295,903,221
Total	54,346,995	252.16	53,854,000	1,295,903,221
*ref (a); All shares purchased through a publicly announced program.
** On January 31, 2014 Novo Nordisk purchased 492,995 B-shares from employees. The transaction amounted to DKK 0.1 billion. The shares in this transaction were not part of the Safe Harbour repurchase program, but were part of the overall DKK 15.0 billion repurchase program.

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

Under this authorization, a share repurchase program of DKK 14 billion was completed in January 2014. A new share repurchase program of DKK 15 billion initiated in February 2014 was completed in January 2015. The shares have been purchased through a bank directly in the market or directly from named shareholders.

Column (a) shows shares we purchased as part of our share repurchase program initiated in February 2013 (completed in January 2014) and our share repurchase program initiated in February 2014.

Notes to columns (c) and (d)
In order to maintain capital structure flexibility, the Board of Directors intends to propose at the Annual General Meeting on March 19, 2015, a reduction in the B share capital, by cancellation of 50 million shares (nominal value DKK 0.20) of current treasury B shares, to DKK 412,512,800. This would correspond to a 2.4% reduction of the total share capital.

ITEM 16F	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G	CORPORATE GOVERNANCE

Novo Nordisk A/S is a public limited company incorporated in Denmark and admitted to trading on Nasdaq Copenhagen. As a result, it follows the Danish Corporate Governance Recommendations as amended on May 6, 2013 in respect of its corporate governance practices. Novo Nordisk has ADRs listed on the New York Stock Exchange (the “NYSE”) and is therefore required to comply with U.S. Securities laws, including the Sarbanes-Oxley Act and the NYSE Corporate Governance Standards (the “NYSE Standards”) applicable to listed companies as described in the Listed Company Manual’s section 303A. As a foreign private issuer, Novo Nordisk is permitted to follow the corporate governance practice of its home country in lieu of certain provisions of the NYSE Standards.

Novo Nordisk complies with the requirements of the SEC and NYSE except that Novo Nordisk as a controlled company is not obliged to comply with sections 303A.01 (majority independent directors), 303A.04 (nominating/corporate governance committee) and 303A.05 (compensation committee) of the Listed Company Manual. Accordingly, to date Novo Nordisk has not had a separate compensation committee – with corresponding rights, responsibilities and independence requirements - as Novo Nordisk has sought to provide each board member with the opportunity to contribute actively to discussions and access to all relevant information about remuneration. At a board meeting in 2014, the Board of Directors decided to establish a remuneration committee in 2015.

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

Audit Committee
Under Section 303A.06 of the NYSE Standards, listed company audit committees must be composed entirely of independent directors as set out in section 303A.02 and, in the absence of an applicable exemption, Rule 10A-3(b)(1). Novo Nordisk’s Audit Committee has four members of which three satisfy the independence requirements of Rule 10A-3(b)(1) of the Securities Exchange Act and section 303A.02 of the Listed Company Manual.

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

The financial statements required by this item accompany this annual report in the form of our Annual Report 2014 (see Exhibit no. 15.1).

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

The non-IFRS financial measures presented in our Annual Report 2014 are:
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

The following table shows a reconciliation of free cash flow to ‘Net cash generated from operating activities’.

Reconciliation of free cash flow

DKK Million		2014	2013	2012

	Free cash flow	27,396	22,358	18,645
+	Net purchase of marketable securities	2,232	811	(501)
+	Net cash used in investing activities	2,064	2,773	4,070
=	Net cash generated from operating activities	31,692	25,942	22,214

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

The following table shows the reconciliation of Cash to earnings to the most comparable IFRS financial measure ‘Cash flow from operating activities/earnings in %’:

Reconciliation of cash to earnings

DKK Million		2014	2013	2012

	Free cash flow	27,396	22,358	18,645
/	Net profit (as reported in Annual Report)	26,481	25,184	21,432
=	Cash to earnings (as reported in the Annual Report) in %	103.5%	88.8%	87.0%

	Net cash generated from operating activities	31,692	25,942	22,214
/	Net profit (as reported in the Annual Report)	26,481	25,184	21,432
=	Cash flow generated from operating activities / Net profit in %	119.7%	103.0%	103.6%

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

The following table reconciles Operating profit after tax to net operating assets with ‘Operating profit/equity in %’, the most directly comparable IFRS financial measure:

Reconciliation of Operating profit after tax to net operating assets

DKK Million		2014	2013	2012

	Operating profit after tax	26,800	24,376	22,724
/	Average non-interest bearing balance sheet items	26,537	25,080	22,943
=	Operating profit after tax to net operating assets (as reported in the Annual Report) in %	101.0%	97.2%	99.0%

	Numerator
	Reconciliation of Operating profit after tax to Operating profit

	Operating profit after tax	26,800	24,376	22,724
/	(1 minus effective tax rate) in %	77.7%	77.4%	77.1%
=	Operating profit (as reported in the Annual Report)	34,492	31,493	29,474

	Denominator
	Reconciliation of Average non-interest bearing balance sheet items to Equity

	Non-interest bearing balance sheet items at the beginning of the year	26,243	23,916	21,970
+	Non-interest bearing balance sheet items at the end of the year	26,830	26,243	23,916
/	2
=	Average non-interest bearing balance sheet items as used in Operating profit after tax to net operating assets	26,537	25,080	22,943

	Non-interest bearing balance sheet items at the end of the year	26,830	26,243	23,916
+	Other financial assets	856	551	228
+	Marketable securities	1,509	3,741	4,552
+	Derivative financial instruments	30	1,521	931
+	Cash at bank and in hand	14,396	10,728	11,553
-	Loans	-	-	-
-	Current debt	(720)	(215)	(500)
-	Derivative financial instruments	(2,607)	-	(48)
=	Equity (as reported in the Annual Report)	40,294	42,569	40,632

	Operating profit (as reported in Annual Report)	34,492	31,493	29,474
/	Equity	40,294	42,569	40,632
=	Operating profit/Equity in %	85.6%	74.0%	72.5%

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

Reconciliation of financial resources at the end of the year

DKK Million		2014	2013	2012

	Financial resources at the end of the year	23,373	19,103	20,454
-	Marketable securities at the end of the year	(1,509)	(3,741)	(4,552)
-	Undrawn committed credit facilities	(8,188)	(4,849)	(4,849)
=	Cash and cash equivalents at the end of the year (as reported in the Annual report)	13,676	10,513	11,053

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

a. Annual Report

The following pages from our Annual Report 2014, furnished to the SEC on Form 6-K, dated February 5, 2015, are incorporated by reference into this Form 20-F. The content of websites, scientific articles and other sources referenced on these pages are not incorporated by reference into this Form 20-F.

Page(s) in the Annual Report
Accomplishments and results 2014	1-14
Our business	16-43
Pipeline overview	26-27
Be aware of the risk	42-43
Shares and capital structure	44-45
Corporate governance	46-48
Remuneration	49-51
Board of Directors	52-53
Executive Management	54
Consolidated Income statement and Statement of comprehensive income for the years ended 31 December 2012, 2013 and 2014	56
Consolidated Balance sheet as of 31 December 2013 and 2014	57
Consolidated Statement of cash flows for the years ended 31 December 2012, 2013 and 2014	58
Consolidated Statement of changes in equity at 31 December 2012, 2013 and 2014	59
Notes to the Consolidated financial statements	60-94
Companies in the Novo Nordisk Group	93
New patent families (first filings)	100
Statement by the Board of Directors and Executive Management on the Annual Report	109

b. Exhibits

List of exhibits:

Exhibit No.	Description	Method of filing

1.1	Articles of Association of Novo Nordisk A/S	Incorporated by reference to the Registrant’s Report furnished to the SEC on Form 6-K on April 24, 2014.
8.1	Companies in the Novo Nordisk Group	Incorporated by reference to page 93 of our Annual Report 2014 filed on Form 6-K dated February 5, 2015.
12.1	Certification of Lars Rebien Sørensen, Chief Executive Officer of Novo Nordisk, pursuant to Section 302 of the Sarbanes–Oxley Act of 2002.	Filed together with this Form 20-F for 2014.
12.2	Certification of Jesper Brandgaard, Executive Vice President and Chief Financial Officer of Novo Nordisk, pursuant to Section 302 of the Sarbanes–Oxley Act of 2002.	Filed together with this Form 20-F for 2014.
13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes–Oxley Act of 2002.	Filed together with this Form 20-F for 2014.
15.1	Extracts from Registrant’s Annual Report for the fiscal year ended December 31, 2014.	Incorporated by reference to the portions of Registrant’s Report furnished to the SEC on Form 6-K on February 5, 2015 identified in Item 19.a of this Form 20-F.
15.2	Extracts from Registrant’s Annual Report for the fiscal year ended December 31, 2013.	Incorporated by reference to the portions of the Registrant’s Report furnished to the SEC on Form 6-K on February 5, 2014 identified in Item 19.a of the Form 20-F filed on February 5, 2014.
15.3	Consent of independent registered public accounting firm.	Filed together with this Form 20-F for 2014.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Novo Nordisk A/S

In our opinion, the consolidated financial statements listed in the index appearing under Item 19(a) present fairly, in all material respects, the financial position of Novo Nordisk A/S and its subsidiaries at 31 December 2014 and 31 December 2013, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2014 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Report of Novo Nordisk Management on Internal Control over Financial Reporting, appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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
January 29, 2015

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
Dated: February 5, 2015