Form 20-F
period 2016-12-31
NOVO NORDISK A S
filed 2017-02-09
CIK 353278

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-82318

NOVO NORDISK A/S

(Exact name of Registrant as specified in its charter)

Not applicable	The Kingdom of Denmark
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization

Novo Allé

DK-2880 Bagsværd

Denmark

(Address of principal executive offices)

Jesper Brandgaard

Executive Vice President and Chief Financial Officer

Tel: +45 4444 8888

E-mail: jbr@novonordisk.com

Novo Allé, DK-2880 Bagsværd, Denmark

(Name, Telephone, E-mail and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
B shares, nominal value DKK 0.20 each	New York Stock Exchange*
American Depositary Receipts,	New York Stock Exchange
each representing one B share

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

A shares, nominal value DKK 0.20 each:	537,436,000
B shares, nominal value DKK 0.20 each:	2,012,564,000

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes☐ No☒

Table of CONTENTS

1	Novo Nordisk Form 20-F 2016

INTRODUCTION
INTRODUCTION

In this Form 20-F the terms ‘the Company’, ‘Novo Nordisk’ and ‘the Group’ refer to the parent company Novo Nordisk A/S together with its consolidated subsidiaries. The term ‘Novo Nordisk A/S’ is used when addressing issues specifically related to this legal entity.

Throughout this Form 20-F the Company incorporates information on the various items by reference to its statutory Annual Report 2016 and Annual Report 2015, i.e. including the financial statements of Novo Nordisk A/S (hereafter “Annual Report 2016” and “Annual Report 2015”, respectively). Therefore the information in this Form 20-F should be read in conjunction with our Annual Report 2016 and Annual Report 2015, which were furnished to the SEC on Form 6-K on February 9, 2017 and on February 10, 2016, respectively.

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

With reference to our Annual Report 2016 and Annual Report 2015, examples of forward-looking statements can be found under the headings, ‘2016 performance and 2017 outlook’ in our Annual Report 2016 and ‘2015 performance and 2016 outlook’ in our Annual Report 2015, and elsewhere.

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

2	Novo Nordisk Form 20-F 2016

ITEM 1 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

For an overview of some, but not all, of the risks that could adversely affect our results or the accuracy of forward-looking statements in this document, reference is made to the overview of risk factors in our Annual Report 2016 ‘Risk management’ on pages 40-43.

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

PART I

ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3	KEY INFORMATION
A.	SELECTED FINANCIAL DATA

Selected financial data

IFRS figures in DKK millions, except share and American Depositary Receipts (‘ADR’) data	2012	2013	2014	2015	2016

Income statement data
Net sales	78,026	83,572	88,806	107,927	111,780
Operating profit from continuing operations	29,474	31,493	34,492	49,444	48,432
Operating profit	29,474	31,493	34,492	49,444	48,432
Net profit from continuing operations	21,432	25,184	26,481	34,860	37,925
Net profit	21,432	25,184	26,481	34,860	37,925

Earnings per share
Earnings per share/ADR	7.82	9.40	10.10	13.56	14.99
Diluted earnings per share/ADR	7.77	9.35	10.07	13.52	14.96

Balance sheet data
Total assets	65,669	70,337	77,062	91,799	97,539
Net assets	40,632	42,569	40,294	46,969	45,269
Capital stock	560	550	530	520	510
Treasury stock	(17)	(21)	(11)	(10)	(9)
Dividends per share/ADR*	3.60	4.50	5.00	6.40	7.60
Dividends per share/ADR in USD*	0.64	0.83	0.82	0.94	1.08
Number of shares	2,800	2,750	2,650	2,600	2,550

*) Total dividend for the financial year 2016 including proposed final dividend of DKK 4.60 per share and interim dividend paid in August 2016 of DKK 3.00 per share. For USD translation the exchange rate at December 30, 2016 from Danmarks Nationalbank (The Central Bank of Denmark) is used (USD 1 = DKK 7.05)

3	Novo Nordisk Form 20-F 2016

ITEM 3 KEY INFORMATION

Reference is made to ‘Consolidated financial, social and environmental statements 2016’, pages 57-106 in our Annual Report 2016 for further data.

Exchange rate information

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

DKK per USD	Monthly average rate	Period end rate	High	Low

2012	5.76	5.66	6.15	5.53
2013	5.61	5.41	5.84	5.40
2014	5.65	6.12	6.12	5.35
2015	6.76	6.83	7.08	6.18
2016	6.75	7.05	7.17	6.43

Last six months
August 2016		6.69	6.71	6.56
September 2016		6.68	6.69	6.59
October 2016		6.80	6.84	6.63
November 2016		7.00	7.05	6.71
December 2016		7.05	7.17	6.91
January 2017		6.92	7.16	6.92
February 2017 (through February 1)		6.89	6.89	6.89

On February 1, 2017, the latest available date, the Danmarks Nationalbank’s daily official exchange rate was 6.89.

B.	Capitalization and indebtedness

Not applicable.

C.	Reasons for the offer and use of proceeds

Not applicable.

D.	Risk factors

For information on risk factors, reference is made to our Annual Report 2016 ‘Risk management’ on pages 40-43. In addition to the risks included in ‘Risk management’ in our Annual Report 2016, we may be subject to other material risks that as of the date of this report are not currently known to us or that we deem less material at this point in time. Such risks include the risk that our IT security set-up may not prevent all forms of unauthorized access to our computer network systems for purposes of misappropriating assets, trade secrets or sensitive information, and the risks arising from current macro-economic conditions including the impact of fiscal austerity measures on our customers.

PCAOB inspection of our independent auditors

With Novo Nordisk being a public company listed in the United States, our independent public accounting firm, PricewaterhouseCoopers, Statsautoriseret Revisionspartnerselskab (CVR no 3377 1231), is registered with the Public Company Accounting Oversight Board (“PCAOB”) and therefore required to undergo regular PCAOB inspections to assess the registered accounting firm’s compliance with United States law and professional standards in connection with its audits of financial statements filed with the SEC.

4	Novo Nordisk Form 20-F 2016

ITEM 4 INFORMATION ON THE COMPANY
ITEM 4	INFORMATION ON THE COMPANY

A.	History and development of the company

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

In November 2000 Novo Nordisk spun off its industrial enzyme division into a separate business, Novozymes A/S. In March 2015 an initial public offering of NNIT A/S, an international IT service provider, was completed whereby, Novo Nordisk A/S divested almost 75% of its interest held in NNIT A/S.

Novo Nordisk’s B shares are listed on Nasdaq Copenhagen (Novo-B). Its American Depositary Receipts (ADR) are listed on the New York Stock Exchange (NVO).

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

Important events in 2016

Reference is made to ‘Accomplishments and results 2016’, pages 1-15 in our Annual Report 2016 for a description of important events in 2016.

Capital expenditure in 2016, 2015 and 2014

The total net capital expenditure for property, plant and equipment was DKK 7.1 billion in 2016 compared with DKK 5.2 billion in 2015 and DKK 4.0 billion in 2014. Net capital expenditure was primarily related to investments in a new production facility for a range of diabetes active pharmaceutical ingredients, a new diabetes care filling capacity and an expansion of the manufacturing capacity for biopharmaceutical products. The investments were financed with cash flow from operating activities. Apart from the divestment of NNIT A/S in 2015, no significant divestments took place in the period from 2014–2016.

5	Novo Nordisk Form 20-F 2016

ITEM 4 INFORMATION ON THE COMPANY

Capital expenditure is expected to be around DKK 10.0 billion in 2017, primarily related to investments in additional capacity for active pharmaceutical ingredient production within diabetes care, a capacity expansion of the diabetes care filling and an expansion of the manufacturing capacity for biopharmaceutical products. The investments are expected to be financed with cash flow from operating activities.

Public takeover offers in respect of the Company’s shares

No such offers occurred during 2016 or 2017 to date.

B.	Business overview

Novo Nordisk is a global healthcare company and a world leader in diabetes care. The Company has one of the broadest diabetes product portfolios in the industry, including new generation insulin, a full portfolio of modern insulin as well as a human once-daily GLP-1 analog. In addition, Novo Nordisk also has a leading position within haemophilia care and growth hormone therapy, and Novo Nordisk’s first product to treat obesity, Saxenda®, was launched in the United States in April 2015 and has now been launched in an additional 14 countries. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and the society. Headquartered in Denmark, Novo Nordisk employs approximately 42,500 employees in 75 countries and markets its products in more than 180 countries.

Reference is made to the section ‘Our business’ on pages 16-43 in our Annual Report 2016.

Segment information

Novo Nordisk is engaged in the discovery, development, manufacturing and marketing of pharmaceutical products and has two business segments: (i) diabetes and obesity care and (ii) biopharmaceuticals. The diabetes and obesity care segment covers insulin, GLP-1, other protein-related products (such as glucagon, protein-related delivery systems and needles) and oral anti-diabetic drugs. The biopharmaceuticals segment covers the therapy areas of haemophilia care, growth hormone therapy and hormone replacement therapy.

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

Market and competition

Novo Nordisk’s insulin and other pharmaceutical products are marketed and distributed through subsidiaries, distributors and independent agents with responsibility for specific geographical areas. In 2016, Novo Nordisk reported based on a regional structure comprising the USA, Europe, International Operations, China and Pacific. However, a new regional structure was announced in September 2016. The new regional structure for reporting will be implemented in January 2017. The new regional structure is comprised of two main commercial units: North America (the United States and Canada) and International Operations. International Operations will cover all countries except for North America and will be organised in the following five regions: Europe; Latin America; AAMEO (Africa, Asia, Middle East & Oceania); Japan & Korea; and Region China. For 2016, the most important markets are the United States, China, Japan and the major European countries. In addition there is an increasing contribution to Novo Nordisk’s total sales from the following markets: Brazil, India, Turkey, Algeria, Saudi Arabia, Iran, Argentina and Russia.

6	Novo Nordisk Form 20-F 2016

ITEM 4 INFORMATION ON THE COMPANY

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

In 2016, payers globally have managed the cost of diabetes care by exerting pressure on the prices of Novo Nordisk’s products and competitors have tried to capture market share from Novo Nordisk. In spite of this, Novo Nordisk maintained the leading position in the overall diabetes care market through the quality and innovative value of the company’s diabetes care products. In the United States, pharmacy benefit managers and health plans have continued to leverage their increasing size and control to demand higher rebates which has impacted the price level and overall value of the market. Moreover, actions by companies in the diabetes care market to increase list prices have been lower than prior years and the introduction of new products by competitors has further increased the downward pressure on prices.

The Company enters into numerous contracts with customers, suppliers, agents and industry partners. Some of the most important contracts include: commercial contracts with pharmacy benefit managers, health plans and healthcare providers, in- and out-licensing of patent rights, large tender orders and long-term sub-supplier agreements.

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

The roll-out of Tresiba® (insulin degludec), the once-daily new-generation insulin, continues and the product has now been launched in 52 countries. In the United States, where Tresiba® was launched broadly in January 2016, early feedback from patients and prescribers is encouraging, and the product has achieved wide commercial and Medicare Part D formulary coverage. By the end of 2016, Tresiba® had captured a 5.5% market share of the United States basal insulin market measured in weekly total prescriptions. In Japan, where Tresiba® was launched in March 2013 with similar reimbursement as insulin glargine U100, its share of the basal insulin market has grown steadily, and Tresiba® has now captured 39% of the basal insulin market measured by monthly value market share. Similarly, Tresiba® has shown solid penetration in other markets with reimbursement at a similar level to insulin glargine U100, whereas penetration remains modest in markets with restricted market access.

Xultophy® (IDegLira), a once-daily single-injection combination of insulin degludec (Tresiba®) and liraglutide (Victoza®), has now been marketed in nine countries, and launch activities are generally progressing as planned. In November 2016, Xultophy® 100/3.6 was approved by the U.S. Food and Drug Administration (“FDA”) and Novo Nordisk plans to launch the product in the United States in the first half of 2017.

Ryzodeg®, a soluble formulation of insulin degludec and insulin aspart, has now been marketed in 10 countries, and feedback from patients and prescribers is encouraging.

7	Novo Nordisk Form 20-F 2016

ITEM 4 INFORMATION ON THE COMPANY

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

For patent information on all Novo Nordisk’s marketed products, reference is made to the section ‘Consolidated social statement’ on page 98 in our Annual Report 2016.

In addition to the compound patents discussed in ‘Consolidated social statement’ on page 101 in our Annual Report 2016, Novo Nordisk’s key delivery devices are protected by several patents of which the first will expire in January 2019.

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

Sales of key products with recent or upcoming patent expiration:

Product	Total sales in 2016 (in DKK million)	USA	Europe	International Operations	Region China	Pacific

NovoLog®/NovoRapid®	19,945	56%	21%	10%	5%	8%
NovoLog® Mix /NovoMix®	10,482	20%	19%	21%	32%	8%
Prandin®/NovoNorm®	1,597	0%	9%	3%	81%	7%
NovoSeven®	9,492	46%	22%	20%	2%	10%
Norditropin®	8,770	51%	19%	12%	0%	18%
Vagifem®	2,995	73%	17%	1%	0%	9%

Patent situation of key diabetes care products

The total sales of NovoLog®/NovoRapid® were DKK 19,945 million in 2016 (DKK 20,720 million in 2015). The drug compound patent for NovoLog®/NovoRapid® has expired. The patent in Japan expired in December 2010 and the European patent expired in August 2011. In the United States NovoLog®/NovoRapid® was patent protected until December 2014. In addition to the drug compound patent, Novo Nordisk holds a formulation patent on NovoLog®/NovoRapid®, which provides coverage until June 2017 in all major markets.

The total sales of NovoLog® Mix/NovoMix® were DKK 10,482 million in 2016 (DKK 11,144 million in 2015). The drug compound patent for NovoLog® Mix /NovoMix® has expired in most countries. In Japan the drug compound patent expired in June 2014, in the United States the drug compound patent expired in December 2014 and in Europe the drug compound patent expired on a country-by-country basis throughout 2014 and into 2015. In addition, Novo Nordisk holds a formulation patent on NovoLog® Mix /NovoMix® in the United States, which provides coverage until December 2017.

Today, biosimilar versions of insulin can be approved in the United States via the 505(b)(2) pathway, and in the future the 351(k) pathway in the Public Health Service Act is also anticipated to be applicable. In the EU, a biosimilar pathway and guidelines are available for insulins, and the guideline for biosimilar products issued in Japan is also relevant for insulins. We believe that the formulation patent for NovoLog®/NovoRapid® in all major markets and for NovoLog® Mix /NovoMix® in the United States makes it challenging to develop a biosimilar version of these compounds prior to the expiry of the aforementioned patents without infringing Novo Nordisk’s intellectual property. In China, biosimilars to NovoRapid® and NovoMix® have been filed for regulatory approval by a local competitor. Meanwhile, no biosimilar to either NovoLog®/NovoRapid® or NovoLog® Mix /NovoMix® is currently being tested in clinical trials for the triad markets of the EU, the United States and Japan.

8	Novo Nordisk Form 20-F 2016

ITEM 4 INFORMATION ON THE COMPANY

The total sales of Prandin®/NovoNorm®, an oral antidiabetic drug, were DKK 1,597 million in 2016 (DKK 1,688 million in 2015) and together with other oral antidiabetic products of DKK 107 million in 2016 (DKK 134 million in 2015), the total sales of all oral antidiabetic products (OAD) were DKK 1,704 million in 2016 (DKK 1,822 million in 2015). Prandin®/NovoNorm® is no longer protected as the drug compound patent has expired in all key markets.

In Europe, generic copies of NovoNorm® were first introduced in Germany in 2010 and introductions of generic copies have subsequently been observed, e.g. in France, Italy, Spain and Belgium. During 2012, generic competition significantly reduced our European sales of NovoNorm® with most of the reduction, varying from country to country, occurring in the first 12 months following the introduction of generic competition. Our European sales of NovoNorm® continued to erode during 2016 due to generic competition, and we expect this trend to continue during 2017.

In the United States, generic copies of Prandin® were approved in July 2013 from respectively Caraco and Paddock, and Novo Nordisk has since then and throughout 2016 seen a significant decline in sales of Prandin® in the United States.

In China, NovoNorm® has been exposed to generic competition for several years without significantly impacting our sales. Therefore, we do not expect a significant decline in NovoNorm® sales in China in the short term due to generic competition.

Patent situation of key biopharmaceuticals products

The total sales of NovoSeven® were DKK 9,492 million in 2016 (DKK 10,064 million in 2015). While the drug compound patent for NovoSeven® has expired in all major markets, Novo Nordisk holds two formulation patents on the room temperature stable preparation of NovoSeven®, which provides coverage of this formulation until 2023 and 2024, respectively, in all major markets.

The expiry of the drug compound patent has had limited impact on sales of NovoSeven® due to the complexity relating to the regulatory pathways for ‘biosimilar’ coagulation factors in the United States, the EU and Japan.

The U.S. Health Care Reform includes the establishment of a regulatory pathway for approving biosimilar versions of originator proteins. Therefore, in the future, a biosimilar version of rFVIIa could be submitted to the FDA as a Biologics License Application (“BLA”) under 351(k) of the U.S. Public Health Service Act and be approved if it fulfills the requirements, i.e. that the product is ‘biosimilar’ to its reference product and that no clinically meaningful differences between the products in terms of safety, purity and potency are seen.

In the EU, guidelines for the development of biosimilar products have been available since late 2005; however, to date these guidelines do not apply to coagulation factors because of their complexity. The guideline for biosimilar products in Japan includes requirements similar to those established in Europe.

To date, we have only seen approvals of competing rFVIIa products in Russia, Kazakhstan, Azerbaijan, Uzbekistan and Iran. New information is regularly being compiled to assess whether the clinical programs for these compounds could contribute towards fulfilling regulatory requirements in the United States, the EU and Japan. As such, we still believe that the expiry of our compound patent for NovoSeven® will continue to have an insignificant impact in the near term on sales, results of operations and liquidity in the major geographical segments.

9	Novo Nordisk Form 20-F 2016

ITEM 4 INFORMATION ON THE COMPANY

Total sales of Norditropin® were DKK 8,770 million in 2016 (DKK 7,820 million in 2015). Today, Norditropin® is not covered by a drug compound patent. However, the formulation used is covered by a formulation patent that expires in 2017 in the United States, Europe and Japan. Furthermore, the pen devices that patients use to inject growth hormone are covered by separate patents. Today, all Novo Nordisk growth hormone products are supplied in pen devices. While marketed growth hormone products in the United States are similar in terms of efficacy and safety profile and despite the presence of biosimilar growth hormone products on the market, Norditropin® is differentiated by its high level of temperature stability and the FlexPro® device in which it is offered. In 2016, sales of Norditropin® increased in the United States reflecting a significant positive non-recurring adjustment to rebates in the Medicaid patient segment relating to the period 2010-2015. This positive impact has been partly offset by lower volumes. The expiry of our compound patent for Norditropin® is not expected to significantly impact sales, results of operations and liquidity in any geographical segments in the near term, but a lower price level for Norditropin® is expected in the United States in 2017 as a result of formulary negotiations with pharmacy benefits managers and other payers concluded in 2016.

Total sales of Vagifem® were DKK 2,995 million in 2016 (DKK 3,228 million in 2015). The Vagifem® 10 mcg treatment regimen is protected by patent in the United States, EU and Japan. In the United States, three generic manufactures have been granted access to the patent , one of them Amneal Pharmaceuticals who launched its authorized generic of Vagifem® in October 2016. This loss of exclusivity has led to a rapid erosion of Vagifem® sales in the United States during the fourth quarter of 2016. The erosion is expected to continue in 2017. In the EU and Japan, the patent expires in December 2021. The European patent is currently being opposed by two generic manufacturers.

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

Disclosure pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012

Pursuant to Section 13(r) of the Securities Exchange Act of 1934, Novo Nordisk is obliged to provide disclosure if, during 2016, it or any of its affiliates have engaged in certain Iran-related activities or transactions with persons designated under Executive Order 13224 or Executive Order 13382.

As a global organization, Novo Nordisk conducts business with customers in Iran, including the Government of Iran (the “GOI”). Novo Nordisk’s activities in Iran relate primarily to sales of pharmaceutical products and devices within the diabetes and obesity care and biopharmaceutical business segments.

Novo Nordisk Pars (“NN Pars”), a wholly-owned affiliate of Novo Nordisk A/S located in Iran, contracts with four companies that may be GOI-controlled (Exir, Ferdows Distribution Co., Darou Pakhsh Distribution Co. and Hedjat Distribution Co.) to distribute its products. NN Pars also sponsors educational programs and congresses organized by GOI-controlled medical universities, and hosts health care professionals employed by these medical universities at similar programs in Iran and other locations. Additionally, NN Pars makes donations to GOI-controlled public health organizations focusing on diabetes awareness and policy. NN Pars receives payments from, and makes payments to Iranian banks (certain of which are owned by the GOI and/or are designated under Executive Order 13224 or Executive Order 13382) relating to the sales of pharmaceutical products and devices.

10	Novo Nordisk Form 20-F 2016

ITEM 4 INFORMATION ON THE COMPANY

In addition, in 2016, NN Pars purchased land from Barakat Industrial and Pharmaceutical Company (“Barakat”), a GOI-controlled land holding company, in order to construct a manufacturing facility in Iran. NN Pars will make monthly payments to Barakat for the duration of NN Pars’ ownership of the land, which Barakat will use to facilitate delivery of utility services to the site from GOI-owned utility companies. Novo Nordisk expects to invest approximately EUR 70 million over the course of the next five years to build the manufacturing facility, which will be used for assembly and packaging of insulin pens for use in Iran.

The German affiliate of NNE Pharmaplan A/S, a wholly-owned subsidiary of Novo Nordisk A/S, contracts with SOHA Helal Iran Medical Devices Co., a GOI-controlled company, to provide raw materials and spare parts for production of dialysis and leucocyte filters and syringes.

Novo Nordisk’s gross revenue related to transactions with GOI-owned or controlled entities in 2016 were not in excess of DKK 850 million. Novo Nordisk does not allocate its net profit on a country-by-country or activity-by-activity basis, other than as set forth in Novo Nordisk’s consolidated financial statements prepared in accordance with IFRS as issued by the IASB; however, Novo Nordisk estimates that its net profit attributable to the transactions with the GOI discussed above would not exceed a de minimis percentage of the Group’s total net profit in 2016.

In addition, Novo Nordisk conducts business with customers in Syria and Sudan. These activities relate to sales of pharmaceutical products and devices within the diabetes and biopharmaceutical business segments. Gross revenue related to transactions in 2016 was not in excess of DKK 30 million in any of the two countries. Novo Nordisk estimates that their net profits attributable to the transactions with Syria and Sudan would represent an even smaller de minimis percentage of the Group’s total net profit in 2016.

The purpose of Novo Nordisk’s Iran, Syria and Sudan-related activities is to provide access to important and life-saving pharmaceutical products such as insulin and haemophilia products to patients in these countries, and to improve the healthcare of the Iranian, Syrian and Sudanese people in accordance with a key component of Novo Nordisk’s access to care strategy. For that purpose, Novo Nordisk intends to continue these activities.

C.	Organizational structure

For information regarding the organizational structure and securities exchange listings of Novo Nordisk A/S, the parent company Novo A/S and the Novo Nordisk Foundation and the ownership structure, reference is made to the sections ‘Corporate governance’ on pages 46-49 and ‘Shares and capital structure’ on pages 44-45 in our Annual Report 2016.

Companies in the Novo Nordisk Group are listed in the Company’s Annual Report 2016 on page 95, ‘Companies in the Novo Nordisk Group.’

D.	Property, plant and equipment

The Company has its headquarters in Bagsværd, Denmark, where it occupies a number of buildings.

The Company believes that its current production facilities, including facilities under construction and planned for construction, are sufficient to meet its capacity requirements, including the capacity for meeting growing demand in the future for the products NovoLog®/ NovoRapid®, NovoLog Mix®/ NovoMix®, Levemir®, Victoza®, Tresiba®, Ryzodeg®, Xultophy®, Saxenda®, NovoEight®, Norditropin® and devices. Reference is made to the sections ‘Capital expenditures in 2016, 2015 and 2014’ under Item 4 for more information about the current expansion programs. For the nature of the Company’s property, plant and equipment, as of December 31, 2016 and 2015, reference is made to Note 3.2 ‘Property, plant and equipment’ in our Annual Report 2016.

11	Novo Nordisk Form 20-F 2016

ITEM 4 INFORMATION ON THE COMPANY

The major production facilities owned by the Company are located at a number of sites in Denmark, and internationally in the United States, France, China and Brazil. There are no material encumbrances on the properties; however, the facilities in Tianjin, China are constructed on land where the remaining term of the lease is 30 years.

Active pharmaceutical ingredient (API) production is located in Denmark, primarily in Kalundborg and with secondary locations in Hillerød, Bagsværd and Gentofte although two API production sites in the United States are being established.

The following table sets forth certain information regarding our major production sites.

Major production facilities	Size of production area (square meters)	Major Production Activities
Kalundborg, Denmark	176,000	•	Active pharmaceutical ingredients for diabetes and obesity as well as products for diabetes
		•	Active pharmaceutical ingredients for haemophilia.
		•	Products for biopharmaceuticals

Bagsværd, Denmark	118,000	•	Products for diabetes and obesity

Hillerød, Denmark	105,000	•	Durable devices and components for disposable devices
		•	Products for diabetes and obesity
		•	Active pharmaceutical ingredients for haemophilia

Tianjin, China	68,500	•	Products for diabetes
		•	Production of durable devices

Gentofte, Denmark	68,500	•	Active pharmaceutical ingredients for glucagon and growth hormone therapy
		•	Products for growth hormone therapy, glucagon and haemophilia

Montes Claros, Brazil	58,700	•	Products for diabetes
		•	Gel production for active pharmaceutical ingredients

Chartres, France	49,900	•	Products for diabetes

Måløv, Denmark	47,000	•	Products for hormone replacement therapy
		•	Products for oral antidiabetes treatment

Clayton, North Carolina, United States	34,200	•	Products for diabetes and obesity

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

In May 2015, Novo Nordisk initiated the construction of a new facility in Kalundborg, Denmark for producing API for NovoSeven® and future products for treating haemophilia. The facility is expected to be operational by the end of 2020. The production area of the facility is 7,500 square meters. The expected amount of expenditures for this facility is approximately DKK 1,500 million. The facility is financed by cash flow from operating activities.

12	Novo Nordisk Form 20-F 2016

ITEM 4A Unresolved staff comments

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

In March 2016, Novo Nordisk initiated the construction of a new diabetes API production facility in Clayton, North Carolina, United States. The facility is expected to be ready for use in 2020. The expected amount of expenditures for this facility is approximately DKK 13,200 million. The facility will be financed by cash flow from operating activities.

ITEM 4A	UNRESOLVED STAFF COMMENTS

None.

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Critical accounting estimates

Reference is made to Note 1.1 ‘Principal accounting policies and key accounting estimates’ in our Annual Report 2016.

New accounting pronouncements

Reference is made to Note 1.2 ‘Changes in accounting policies and disclosures’ in our Annual Report 2016.

A.	OPERATING RESULTS

Reference is made to the section ‘Forward-looking statements’ contained on page 2 and the discussion under the caption ‘Risk factors’ contained under Item 3. Reference is further made to our Annual Report 2016 ‘Risk management’ on pages 40-43.

The financial condition of the Group and its development are described in our Annual Report 2016 and our Annual Report 2015. The information in this section is based on these reports and should be read in conjunction with the annual reports. The analysis and discussions included in the annual reports are primarily based on the consolidated financial statements which are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and endorsed by the European Union.

2016 compared with 2015

The following portions of our Annual Report 2016 constitute the Board of Directors’ and Executive Management’s discussion and analysis of results of operations (incorporated herein by reference):

‘Accomplishments and results 2016’ (pages 1-15)

2015 compared with 2014

The following portions of our Annual Report 2015 constitute the Board of Directors’ and Executive Management’s discussion and analysis of results of operations (incorporated herein by reference):

‘Accomplishments and results 2015’ (pages 1-15)

13	Novo Nordisk Form 20-F 2016

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Segment information

Reference is made to Note 2.2 ‘Segment information’ in our Annual Report 2016 for details on segmented results.

Inflation

Inflation for the three most recent fiscal years has not had a material impact on the Group’s Net sales or Net profit.

Foreign currencies

The majority of Novo Nordisk’s sales are in foreign currencies, mainly USD, EUR, CNY, JPY, GBP and CAD, while a significant proportion of production, research and development costs are carried in DKK. Consequently, Novo Nordisk has significant exposure to foreign exchange risks and engages in significant hedging activities where the most significant exposure and hedging are related to USD, CNY, JPY, GBP and CAD, while the EUR exchange rate risk is regarded as low due to the Danish fixed-rate policy towards EUR. Thus, Novo Nordisk does not hedge the EUR exchange rate risk. For further description of foreign currency exposure, reference is made to the disclosure in Note 4.2 ‘ Financial risks’ in our Annual Report 2016 and for further description of foreign currency exposure and hedging activities, reference is made to the description of financial instruments in Note 4.3 ‘Derivative financial instruments’ in our Annual Report 2016.

Governmental policies

Please refer to pages 16-43 ‘Our business’ in our Annual Report 2016 and Item 4.

B.	Liquidity and Capital Resources

Novo Nordisk maintains a centralized approach to the management of the Group’s financial risks. The overall objectives and policies for Novo Nordisk’s financial risk management are outlined in the Novo Nordisk Treasury Policy, which is approved by the Board of Directors. The Treasury Policy governs the Group’s use of financial instruments. For further information, reference is made to Item 11.

Financial resources

Reference is made to page 59 ‘Balance sheet’ and page 60 ‘Statement of cash flows for the year ended 31 December’ in our Annual Report 2016. In addition Novo Nordisk has obtained a credit rating from two independent external rating agencies.

Novo Nordisk believes its financial resources are sufficient to meet its requirements for at least the next 12 months.

Cash flow in 2016, 2015 and 2014

Reference is made to page 60 ’Statement of cash flows for the year ended 31 December’ in our Annual Report 2016.

The most significant source of cash flow from operating activities is sales of diabetes and obesity care and biopharmaceutical products. Generally, other factors that affect operating earnings, such as pricing, volume, costs and exchange rates, also have an impact on realized cash flow from operating activities.

There are no material restrictions on the ability of subsidiaries with material cash amounts to transfer funds to the Parent Company.

Trade receivable program

Trade receivable program, as of December 31, 2016, 2015 and 2014, respectively, are shown in Note 4.2 ‘Financial risks’ in our Annual Report 2016.

14	Novo Nordisk Form 20-F 2016

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Debt financing

No long-term loans were outstanding as of December 31, 2016 or 2015. Reference is made to page 57 ‘Balance sheet and Note 4.7 ‘Financial assets and liabilities’ in our Annual Report 2016 for information on Current debt.

Financial instruments

Novo Nordisk only hedges commercial exposures and consequently does not enter into derivative transactions for trading or speculative purposes. Currency hedging is done with foreign exchange forwards and foreign exchange options. Reference is made to Note 4.2 ‘Financial risks’ and Note 4.3 ‘Derivative financial instruments’ in our Annual Report 2016 for further information on financial instruments including currency exposure.

Commitments for capital expenditure etc.

Contractual obligations for capital expenditure and other contingent liabilities as of December 31, 2016 and 2015, respectively, are shown in Note 5.3 ‘Commitments’ in our Annual Report 2016.

The Executive Management of the Group believes that the obligations are covered by the Group’s financial resources as well as expected future cash flows from operating activities.

C.	Research and development, patents and licenses, etc.

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

Reference is made to note 2.3 ‘Research and development costs’ in our Annual Report 2016 for Research and development costs in 2016, 2015 and 2014, respectively. Novo Nordisk’s research and development organization comprised approximately 6,000 employees as of December 31, 2016.

In general, we expect that growth in research and development spending will follow a trend in line with sales growth indicating that the research and development cost to sales ratio is expected to be relatively constant in the foreseeable future. Thus, we expect to continue an expenditure level of around 12-14% of sales in research and development activities going forward.

The development projects that accounted for the highest research and development spend in 2016 were related to the initiation of the 3a program, PIONEER, for oral semaglutide (OG217SC) which started recruiting in Q1 2016 as well as Tresiba® related to the finalisation of the cardiovascular outcome trial for DEVOTE, and the SWITCH trials. Further, research and development spend was driven by the finalisation of the phase 3a program, SUSTAIN, for injectable semaglutide.

Information related to the spend ratio on clinical development activities and research activities can be found in Note 2.3 ‘Research and development costs’ in our Annual Report 2016.

Information related to selected research and development projects can be found under ‘Pipeline overview’ on pages 20-21 in our Annual Report 2016. Furthermore, a broader overview of our business activities can be found on pages 16-43 ‘Our business’.

15	Novo Nordisk Form 20-F 2016

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following Novo Nordisk compounds are currently in phase 3 development or have recently been filed for regulatory approval:

Compound / brand name / indication	Year entered into phase 3 or filed with the regulatory authorities	Patent expiration
Semaglutide (NN9535) / Type 2 diabetes	Phase 3 completed in 2016. United States: Filed for regulatory review December 2016. EU: Filed for regulatory review December 2016.	2031[1]

Fast-acting insulin aspart (NN1218) / Type 1 & 2 diabetes	Phase 3 completed in 2015. United States: Filed for regulatory review December, 2015. Complete Response Letter received October 2016. EU: Approved in January 2017.	2030[2]

Oral semaglutide (NN9924) / Type 2 diabetes	Phase 3 initiated in 2016.	2031[1]

N9-GP (NN7999) / Haemophilia B	Phase 3 completed in 2013. United States: Filed for regulatory review May 2016. EU: Filed for regulatory review January 2016.	2027[1]

N8-GP (NN7088) / Haemophilia A	Phase 3 completed in 2014. Filing for regulatory review in the United States and EU expected around 2018.	2032[3]

NN8640 Once-weekly human growth hormone / Growth disorder	Phase 3 in AGHD started in 2014.	2034[4]

1 Current estimate

2 Formulation patent (compound patent has expired)

3 Current estimate United States. EU estimate 2034, Japan expiry 2034

4 Current estimate United States. EU estimate 2035, Japan expiry 2035

During 2016 Novo Nordisk has not discontinued any development projects in phase 3.

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

In assessing the criteria listed above, and as described in ‘Risk management’ on pages 40-43 in our Annual Report 2016, it is important to note that at any one stage of development, due to the uncertainties inherent to clinical development and the regulatory approval process, there is a significant degree of uncertainty and risk that the project will not be successful. The nature of our development activities is such that a compound must first be proven to work by means of multiple clinical trials, which may require treatment of thousands of patients and could take years to complete. Even if initial results of preclinical studies or clinical trial results are promising, we may obtain different results that fail to show the desired levels of safety and efficacy, or we may not obtain applicable regulatory approval for a variety of other reasons. The compound must be accepted by either the FDA, the European Medicines Agency or similar agencies around the world, each of which may have differing requirements. During each stage, there is a substantial risk that we will encounter serious obstacles which will further delay us, or that we will not achieve our goals and, accordingly, may abandon a product in which we have invested substantial resources. Furthermore, the commercial potential of a project is dependent on the label granted by the regulatory authority upon approval. The label specifies for which indications a product can be used, major and minor safety concerns associated with drug treatment as well as if the drug can be combined with other types of medication. Thus a label can restrict usage substantially.

16	Novo Nordisk Form 20-F 2016

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Due to the risks and uncertainties involved in progressing through pre-clinical development and clinical trials, and the time and cost involved in obtaining regulatory approvals, we cannot reasonably estimate the nature, timing, completion dates and costs of the efforts necessary to complete the development.

Given the uncertainties related to the process of product development, during the periods presented in our 2016 Form 20-F no single project in product development was significant based on the qualitative and quantitative criteria. However, during the periods presented two groups of projects were considered significant; the diabetes and obesity care group and biopharmaceuticals group.

Reference is made to the caption ‘Risk factors’ contained under Item 3.

D.	TREND INFORMATION

The key drivers behind Novo Nordisk’s performance continue to be the changes in demographics globally reflecting a continuous growth in the proportion of people who live in cities (urbanization), an increasing proportion of elderly people and a growing problem of obesity. These trends have contributed to the significant increase in the number of people with diabetes worldwide. According to the International Diabetes Federation, the number of people with diabetes is expected to increase to around 642 million by 2040 from 415 million in 2015. Diabetes and obesity care is Novo Nordisk’s largest segment comprising approximately 80% of sales. The epidemic growth in the number of people with diabetes, continuing transition from older to newer insulin generations, and new delivery devices and market share gains in some segments of the market are all driving Novo Nordisk’s growth within the diabetes and obesity care segment. Further, the roll-out of a number of new products within diabetes and obesity care (Tresiba®, Ryzodeg®, Xultophy®, FIAsp® and Saxenda®) are expected drivers of sales in the segment.

The other segment of Novo Nordisk is biopharmaceuticals, which comprises haemophilia care, growth hormone therapy and hormone replacement therapy. In 2016, sales of haemophilia care products was unchanged measured in local currencies and declined slightly when measured in Danish kroner, driven by lower Novoseven® sales, partially offset by the continued roll-out of NovoEight® in the United States, Europe and Japan. With new competitive products likely to enter the market for treatment of haemophilia with inhibitors in 2017/18, Novoseven® sales are likely to be at risk of further erosion in subsequent years. The growth hormone therapy franchise benefited from increasing sales of the liquid formulation Norditropin®, delivered in ready-to-use prefilled devices. The sales growth in 2016 of Norditropin® was positively impacted by approximately 8 percentage points due to non-recurring adjustments to rebates in the Medicaid patient segment in the United States. Sales of the hormone replacement therapy product Vagifem® declined in 2016 due to the loss of exclusivity for the sale of Vagifem® in the United States since October 1, 2016.

17	Novo Nordisk Form 20-F 2016

ITEM 6 DIRECTORS, EXECUTIVE MANAGEMENT AND EMPLOYEES

In the United States, significant sales rebates are paid in connection with public healthcare insurance programs, such as Medicare and Medicaid, as well as rebates to pharmacy benefit managers (PBMs) and managed healthcare plans. Key customers in the United States include private payers, PBMs and government payers. Increasingly, PBMs and health plans play a key role in negotiating price concessions with drug manufacturers on behalf of private payers for both the commercial and government channels, and determining the list of drugs covered in the health plan’s formulary. Specifically, there are two primary drivers:

•	Payer pressure to reduce the overall drug costs has resulted in greater focus on negotiating higher rebates from drug manufacturers. Private payers are increasingly keen to adopt narrow formularies that exclude certain drugs, while securing increased rebates from the preferred brand.
•	Recent industry consolidation among payers has led to increasing pricing pressure for pharmaceutical companies.

In 2016, payers have continued to leverage their size and control to demand higher rebates. Moreover, actions by companies in the diabetes care market to increase list prices have been limited and the introduction of new products by competitors has further increased the downward pressure on prices. As a result, the development in average prices after rebates for the Novo Nordisk portfolio in 2016 in the United States has been flat to slightly declining.

For 2017, the average prices for the Novo Nordisk portfolio in the United States after rebates are expected to be moderately lower compared with the levels in 2016, due to the challenging pricing environment, especially in the basal insulin segment following the launch of a biosimilar glargine in December 2016 but also in the human growth hormone segment.

For further information on trends, reference is made to the section ‘Accomplishments and results 2016’ on pages 1-15 in our Annual Report 2016. Information about expectations for the financial year 2017 can be found on page 8 in the subsection ‘Outlook 2017.’

E.	OFF-BALANCE SHEET ARRANGEMENTS

Reference is made to Note 4.2 ‘Financial risks’ and Note 5.3 ‘Commitments’ in our Annual Report 2016.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Reference is made to Note 5.3 ‘Commitments’ in our Annual Report 2016.

ITEM 6	DIRECTORS, EXECUTIVE MANAGEMENT AND EMPLOYEES

A.	Directors and EXECUTIVE Management

Reference is made to pages 54-55 in our Annual Report 2016 for name, position and period of service as director for the members of the Board of Directors.

Reference is made to page 56 in our Annual Report 2016 for name, position, age, year of appointment and year of joining Novo Nordisk for the members of Executive Management. On January 1, 2017, Lars Fruergaard Jørgensen replaced Lars Rebien Sørensen as president and CEO. Furthermore, effective September 1, 2016, Jerzy Gruhn and Jesper Høiland stepped down from the Executive Management of Novo Nordisk.

The Board of Directors has the overall responsibility for the affairs of the Company. Reference is made to pages 46-49 in our Annual Report 2016.

18	Novo Nordisk Form 20-F 2016

ITEM 6 DIRECTORS, EXECUTIVE MANAGEMENT AND EMPLOYEES

The activities of the members of Board of Directors and members of Executive Management outside the Company are included in our Annual Report 2016 on pages 54-56.

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

B.	Compensation

Reference is made to the section ‘Remuneration’ on page 50-53 and Notes 5.1 and 5.2 in our Annual Report 2016 regarding compensation.

C.	Board practices

Reference is made to ‘Corporate governance’ on pages 46-49 in our Annual Report 2016 regarding board practices. The year of election for each member of the Board of Directors and the year of appointment for each member of Executive Management is included in our Annual Report 2016 on pages 54-56.

D.	Employees

Reference is made to the section entitled ‘Employees’ on pages 11-12 and ‘Performance highlights’ on page 15 in our Annual Report 2016 regarding the total number of full-time employees in Novo Nordisk at year-end for the years 2012–2016.

In November 2016, Novo Nordisk reduced its global workforce by approximately 2%. The decision was one of several actions taken to reduce operating costs in the face of a challenging competitive environment, especially in the United States. The workforce reductions affected R&D units, headquarter staff functions and positions in the global commercial organization.

Employees	2016	2015	2014
Employees outside Denmark as a percentage of total number of employees	57%	58%	57%

Executive Management believes that the Company has a good relationship with its employees in general and with the labor unions of the Novo Nordisk employees.

Novo Nordisk believes that the current personnel policy results in low staff turnover, high engagement, and ease in recruiting new employees. The Company has not experienced any significant labor disputes.

E.	Share ownership

For information on the Board of Directors’ and Executive Management’s individual holdings of shares and restricted stock units and granting of shares, reference is made to the section ‘Remuneration’ on pages 50-53 and Note 5.2 ‘Management’s holdings of Novo Nordisk shares’ in our Annual Report 2016. The members of the Board of Directors and Executive Management and key management executives in the aggregate hold less than 1% of the beneficial ownership of the Company.

19	Novo Nordisk Form 20-F 2016

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

For information on the Board of Directors’ and Executive Management’s individual holdings of and trading in Novo Nordisk shares during 2016, reference is made to the section ‘Remuneration’ on pages 50-53 and Note 5.2 ‘Management’s holding of Novo Nordisk shares’ in our Annual Report 2016. As of February 1, 2017 the Board of Directors and Executive Management owned 854,843 B shares excluding the holding of Novo Nordisk shares of former CEO Lars Rebien Sørensen.

In the period from January 1, 2017 until February 2, 2017, no B shares were sold or purchased by the members of the Board of Directors or Executive Management. The internal rules on trading in Novo Nordisk securities by members of the Board of Directors and Executive Management only permit trading in the 15 calendar-day period following each quarterly earnings announcement. Following the quarterly earnings announcement release on February 2, 2017, the Executive Management received 57,551 B shares in accordance with the long-term incentive program and a total of 34,492 B shares were sold, hence as of February 2, 2017, the Board of Directors and Executive Management owned 946,886 B shares.

To commemorate that the turnover of the group passed DKK 100 billion for the first time in 2015 all employees in the Company (excluding NNE A/S and Steno Diabetes Center A/S) as per January 1, 2016 were offered 50 restricted stock units. A restricted stock unit gives the holder the right to receive one Novo Nordisk B- share free of charge in February 2019 subject to continued employment.

It is estimated that 1,500,000 B shares will be needed for the program. No dividends will be paid on the restricted stock units and the holders will have no voting rights until the restricted stock units are converted to shares in February 2019.

Reference is made to Note 5.1 ‘Share based payment schemes’ in our Annual Report 2016.

ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The total share capital of the Company is split in two classes, A shares and B shares, each with different voting rights. The A shares have 200 votes per DKK 0.20 of the A share capital and the B shares have 20 votes per DKK 0.20 of the B share capital. Treasury shares have no votes at the Annual General Meeting.

All of the A shares of the Company are held by Novo A/S, a wholly-owned subsidiary of the Novo Nordisk Foundation (the ‘Foundation’). As of December 31, 2016, the A shares represented approximately 73% of the votes exercisable at the Annual General Meeting.

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

20	Novo Nordisk Form 20-F 2016

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

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

For further information reference is made to ‘Shares and capital structure’ on pages 44-45 in our Annual Report 2016 and to ‘Shares and capital structure’ on pages 44-45 in our Annual Report 2015.

The B shares of the Company are registered with Værdipapircentralen (‘VP Securities’) and are not represented by certificates. Generally, VP Securities does not provide the Company with information with respect to registration. However, set forth below is information as of February 1, 2017 with respect to (a) any shareholder who is known to the Company to be the owner of more than 5% of any class of the Company’s securities and (b) the total amount of any class owned by Novo Nordisk A/S and its affiliates (treasury shares) and by the directors and Executive Management as a group:

Title of class	Identity of person or group	Shares owned		Percent of class	Percent of total votes

A shares	Novo A/S	537,600,400	*	100.00	73.30
B shares	Novo A/S	163,814,000		8.14	2.20
B shares	Novo Nordisk A/S and subsidiaries (treasury shares)	51,694,676		2.57	0.00
B shares	Board of Directors and Executive Management	854,843	**	0.04	0.01

*) The number of A shares is calculated as an equivalent of the trading size (DKK 0.20) of the listed B shares but is not formally divided into number of shares. The A shares are not listed on any stock exchange.

**) As of February 2, 2017 the shares owned by Board of Directors and Executive Management was 946,886 (corresponding to 0.05 percent of class and 0.01 percent of total votes).

In 2014 and 2015, shares with an aggregate purchase price of DKK 14.7 billion and DKK 17.2 billion, respectively, were repurchased under the Company’s share repurchase program.

21	Novo Nordisk Form 20-F 2016

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

In February 2016, Novo Nordisk announced a new DKK 14 billion share repurchase program which was increased by DKK 1 billion to DKK 15 billion in October 2016. Under this program and the previous share repurchase program completed in January 2016, 47,900,571 shares corresponding to DKK 15.1 billion were repurchased during 2016. The share repurchase program was completed in January 2017.

In February 2017, Novo Nordisk announced a new DKK 16 billion share repurchase program to be executed during the following 12 months.

After the shareholders’ approval of the proposed reduction of the Company’s share capital at the Annual General Meeting on March 18, 2016, 50,000,000 shares were canceled in April 2016, reducing the number of treasury shares accordingly.

As the B shares are in bearer form, it is not possible to give an accurate breakdown of the holdings and number of shareholders per country. It is, however, estimated that approximately 27% of the B share capital was held in Denmark as of December 31, 2016. Approximately 36% of the B share capital is estimated to be held in North America. The estimated total number of shareholders is more than 250,000 of whom more than 200,000 are estimated to be Danish residents and more than 30,000 to be resident in the United States.

B.	Related Party Transactions

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

Related party transactions in 2016, 2015 and 2014 were primarily payments for services provided between the Novo Nordisk Group and the Novozymes Group, Xellia Pharmaceuticals ApS and transactions with associated companies. The overall financial impact of these related party transactions is limited.

As a result of the initial public offering of NNIT A/S in March 2015, Novo Nordisk A/S disposed 74.5% out of the 100% interest held in NNIT A/S. Consequently, NNIT A/S is an associated company. Being an associated company to Novo Nordisk A/S, NNIT A/S is considered to be a related party. For further information reference is made to Note 2.5 ‘Other operating income, net’ in our Annual Report 2016.

Since December 31, 2016, there have been no significant transactions with related parties out of the ordinary course of business. For further information reference is made to Note 5.4 ‘Related party transactions’ in our Annual Report 2016 and Note 5.4 ‘Related party transactions’ in our Annual Report 2015.

There have not been and there are no loans to members of the Board of Directors or Executive Management in 2016, 2015 or 2014.

C.	Interests of experts and counsel

Not applicable.

22	Novo Nordisk Form 20-F 2016

ITEM 8 FINANCIAL INFORMATION
ITEM 8	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

The financial statements required by this item accompany this annual report in the form of our Annual Report 2016 (see Exhibit no. 15.1).

Legal proceedings

Reference is made to Note 3.6 ‘Provisions and contingent liabilities’ in the Annual Report 2016 regarding legal proceedings. After the date of the Annual Report 2016, the class action lawsuit that was filed against Novo Nordisk, Eli Lilly and Sanofi in the United States District Court for the District of Massachusetts on January 30, 2017 was voluntarily dismissed and re-filed on February 2, 2017 in the United States District Court for the District of New Jersey.

Dividends

At the Annual General Meeting in March 2015, the Board was granted an authorization to distribute extraordinary dividends. Hence the Board of Directors has been given authority to pay interim dividends without obtaining specific approval from the Annual General Meeting. In August 2016 Novo Nordisk introduced the first interim dividend of DKK 3.00 per share.

At the Annual General Meeting March 23, 2017, the Board of Directors will propose a final dividend of DKK 4.60 for each Novo Nordisk A and B share. The total dividend for 2016 of DKK 7.60 includes both the interim dividend of DKK 3.00 for each Novo Nordisk A and B share which was paid in August 2016, and the final dividend of DKK 4.60 for each Novo Nordisk A and B share to be paid in March 2017. The total dividend increased by 19% compared with the 2015 dividend of DKK 6.40 for each Novo Nordisk A and B share. The total dividend for 2016 corresponds to a payout ratio of 50.2%, whereas Novo Nordisk’s peer group of comparable pharmaceutical companies operated with a payout ratio of around 56% in 2015. No dividends will be paid on the Company’s holding of its treasury shares. For further information reference is made to ‘Shares and capital structure’, on pages 44-45 in our Annual Report 2016.

B.	Significant changes

No significant events have occurred since the date of the annual financial statements. For description of important events and achievements in 2016, reference is made to ‘Accomplishments and results 2016’, on pages 1-15 in our Annual Report 2016.

ITEM 9	THE OFFER AND LISTING

A.	Offer and listing details

The table below sets forth for the calendar periods indicated, in the first two columns, high and low prices for the B shares as reported by the Nasdaq Copenhagen and, in the third and fourth columns, high and low ADR prices as reported by the New York Stock Exchange.

Share price	DKK per B share*		USD per ADR*
	High	Low	High	Low

2012	196.20	129.60	34.05	22.83
2013	220.00	169.60	38.89	29.90
2014	286.20	198.00	49.11	36.61
2015	415.00	260.70	60.34	41.72
2016	406.70	218.20	58.16	30.89

23	Novo Nordisk Form 20-F 2016

ITEM 9 THE OFFER AND LISTING
2015
1st Quarter	382.00	260.70	54.95	41.72
2nd Quarter	400.20	353.90	58.21	53.39
3rd Quarter	415.00	339.30	60.34	52.35
4th Quarter	403.30	346.00	59.00	52.61

2016
1st Quarter	406.70	305.10	58.16	46.17
2nd Quarter	380.00	315.30	57.81	50.26
3rd Quarter	384.80	274.30	57.41	41.27
4th Quarter	288.90	218.20	41.96	30.89

August 2016	384.80	306.10	57.41	45.80
September 2016	317.70	274.30	46.55	41.27
October 2016	288.90	224.20	41.96	35.13
November 2016	243.50	218.20	35.96	30.89
December 2016	258.00	233.10	36.10	33.38
January 2017	261.70	238.40	37.08	34.58
February 1 2017	251.40	246.30	36.71	35.65

*) Following the change in trading units as of January 2, 2014, all quotes for 2012 to 2013 are restated to reflect the new trading unit of DKK 0.2 per B share and a ratio of B shares to ADRs of 1:1.

Reference is made to our Annual Report 2016 ‘Shares and capital structure’ on pages 44-45.

B.	Plan of distribution

Not applicable.

C.	Markets

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

American Depositary Receipts representing the B shares (‘ADRs’), as evidenced by American Depositary Receipts issued by JP Morgan Chase Bank of New York, as the Depositary, have been listed on the New York Stock Exchange since 1981. As of December 31, 2016, 208,409,325 B share equivalents (representing 10% of the outstanding B shares, adjusted for the treasury shares) were held in the form of ADRs.

D.	Selling shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the issue

Not applicable.

24	Novo Nordisk Form 20-F 2016

ITEM 10 ADDITIONAL INFORMATION
ITEM 10	ADDITIONAL INFORMATION

A.	Share capital

Not applicable.

B.	Memorandum and articles of association

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

Powers of the Board of Directors

All members of the Board of Directors have equal voting rights, and all resolutions are passed by a simple majority of votes. However, in the event of a tie, the Chairman shall have the casting vote. The Board of Directors forms a quorum when at least a majority of its members is present.

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

25	Novo Nordisk Form 20-F 2016

ITEM 10 ADDITIONAL INFORMATION

At the Annual General Meeting in March 2015, the Board of Directors was granted authority to distribute extraordinary dividends. This authority has been included in the Articles of Association of Novo Nordisk A/S. Hence the Board of Directors has been granted authority to pay interim dividends without obtaining specific approval from the Annual General Meeting. Any Board resolution to pay extraordinary dividends must be accompanied by a balance sheet showing that sufficient funds are available for distribution. An authorized auditor must review the balance sheet.

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

General Meetings shall be called by the Board of Directors not earlier than five weeks and not later than three weeks prior to the General Meeting. The notice calling such General Meeting, stating the agenda for the meeting, shall be published on the Company’s website: novonordisk.com (the contents of this website are not incorporated by reference into this Form 20-F). The notice convening the meeting shall also be forwarded in writing to all shareholders entered in the Register of Owners who have so requested.

26	Novo Nordisk Form 20-F 2016

ITEM 10 ADDITIONAL INFORMATION

A shareholder’s right to attend and vote at a General Meeting shall be determined by the shares or ADRs which such shareholder owns at the applicable record date. The Danish record date is one week prior to the General Meeting. Any shareholder who is entitled to attend the General Meeting is required to apply for an admission card to such General Meeting no later than three days prior to the date of such General Meeting. ADR holders who wish to attend the General Meeting in Denmark should contact Kasper Veje, Investor Relations, tel + 1 609-235-8567 or via e-mail to kpvj@novonordisk.com.

The shares held by each shareholder at the Danish record date shall be calculated based on the registration of the shareholder’s shares in the Register of Owners as well as any notification received by the Company with respect to registration of shares in the Register of Owners, which have not yet been entered in the Register of Owners.

Ownership restrictions

There are no limitations on the rights of non-resident or foreign owners to hold or vote the shares imposed by the laws of Denmark, Novo Nordisk A/S’s Articles of Association, or any other of its constituent documents.

Change of control

There is no provision in the Articles of Association, nor any other constituent document, that would have an effect of delaying, deferring or preventing a change in control of Novo Nordisk A/S and that would operate only with respect to a merger, acquisition or corporate restructuring involving the company (or any of its subsidiaries). However, based on the current shareholder structure, the voting rights held by holders of A shares outlined above afford the Novo Nordisk Foundation, acting through its wholly-owned subsidiary Novo A/S, to have veto power against any change of control.

Ownership disclosure

According to the Danish Securities Trading Act and the Danish Companies Act, shareholders of Novo Nordisk A/S must notify the Danish Financial Supervisory Authority and Novo Nordisk A/S of their ownership if they own 5% or more of the voting rights or share capital. Also, shareholders must notify changes in holdings if thresholds of 5%, 10%, 15%, 20%, 25%, 50% or 90% and 1/3 and 2/3 of the voting rights or share capital are crossed.

Changes in capital

Novo Nordisk A/S’s Articles of Association do not contain conditions governing changes in the capital more stringent than those contained in the Danish Companies Act.

C.	Material contracts

There have been no material contracts outside the ordinary course of business.

D.	Exchange controls

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

E.	Taxation

Danish Taxation

The following summary outlines certain Danish tax consequences to U.S. Holders (defined below):

27	Novo Nordisk Form 20-F 2016

ITEM 10 ADDITIONAL INFORMATION

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

Any U.S. Holders of ADRs wishing to apply for a refund of Excess Withholding Tax will have to provide a Danish Claim for Refund of Danish Dividend Tax, a properly completed U.S. Internal Revenue Service Form 6166 and additional documentation including: proof of dividend received; proof of ownership of the ADR and eligibility for the dividend received and proof that the dividend received was reduced by an amount corresponding to the Danish withholding tax. These documentation requirements may be expanded and may be subject to change. Refund claims must be filed within the three-year period following the date in which the dividend was paid in Denmark.

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

28	Novo Nordisk Form 20-F 2016

ITEM 10 ADDITIONAL INFORMATION

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

29	Novo Nordisk Form 20-F 2016

ITEM 10 ADDITIONAL INFORMATION

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

Certain U.S. Holders who are individuals (and certain entities closely held by individuals) may be required to report information relating to securities issued by a non-U.S. person or foreign accounts through which such securities are held, subject to certain exceptions (including an exception for securities held in accounts maintained by U.S. financial institutions). U.S. Holders should consult their tax advisers regarding their possible reporting obligations with respect to the ADRs or B shares.

The foregoing sections offer a general description and U.S. Holders should consult their tax advisers to determine the U.S. federal, state, local and foreign tax consequences of owning and disposing of ADRs or B shares in their particular circumstances.

F.	Dividends and paying agents

Not applicable.

G.	Statement by experts

Not applicable.

H.	Documents on display

Documents referred to and filed with the SEC together with this Form 20-F can be read and copied at the SEC’s public reference room located at 100 F Street, NE, Washington, DC 20549. Please call the United States Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms.

Copies of the Form 20-F as well as our Annual Report 2016 and Annual Report 2015 can be downloaded from the Investors pages at novonordisk.com. The contents of this website are not incorporated by reference into this Form 20-F. The Form 20-F is also filed and can be viewed via EDGAR on www.sec.gov.

I.	Subsidiary information

Not applicable.

30	Novo Nordisk Form 20-F 2016

ITEM 11 QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISKS
ITEM 11	QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISKS

Financial exposure and financial risk management

For a description and discussion of the Company’s foreign exchange risk management, interest rate risk management, counterparty risk management and equity price risk management, reference is made to Note 4.2 ‘Financial risks’ and ‘Risk management’ on pages 40-43 in our Annual Report 2016.

Sensitivity analysis

When conducting a sensitivity analysis, the Group assesses the change in fair value on the market-sensitive instruments following hypothetical changes in market rates and prices. The rates used to mark-to-market the instruments are market data as of December 30, 2016.

Interest rate sensitivity analysis

For information on Interest rate sensitivity analysis in the financial year of 2016, reference is made to Note 4.2 ‘Financial risks’ in our Annual Report 2016.

Foreign exchange sensitivity analysis

For information on Foreign exchange sensitivity analysis in the financial year of 2016, reference is made to Note 4.2 ‘Financial risks’ and ‘Risk management’ on pages 40-43 in our Annual Report 2016.

ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Item 12A.	DEBT SECURITIES

Not applicable.

Item 12B.	WARRANTS AND RIGHTS

Not applicable.

Item 12C.	OTHER SECURITIES

Not applicable.

ITEM 12D.	American DEpositary shares

Novo Nordisk’s ADR program is administered by J.P. Morgan Depositary Receipts Group as Depositary, JPMorgan Chase Bank, N.A., 4 New York Plaza, New York, United States.

The ADRs are traded under the code NVO on the New York Stock Exchange and the underlying security is the Novo Nordisk B share, NOVOb on Nasdaq Copenhagen. Each ADR represents one deposited Novo Nordisk B share. One ADR carries the same voting rights as one Novo Nordisk B share. The Depositary distributes relevant notices, reports and proxy materials to the holders of the ADRs. When dividends are paid to shareholders, the Depositary converts the amounts into U.S. dollars and distributes the dividends to the holders of the ADRs.

The holder of an ADR may have to pay the following fees and charges related to services in connection with the ownership of the ADR up to the amounts set forth in the table below.

31	Novo Nordisk Form 20-F 2016

ITEM 12 DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Service	Fee
Issuance or delivery of an ADR, surrendering of an ADR for delivery of a Novo Nordisk B share, cancellation of an ADR, including issuance, delivery, surrendering or cancellation in connection with share distributions, stock splits, rights and mergers	A maximum of USD 5.00 for each 100 ADRs (or portion thereof), to be paid to the Depositary

Distribution of dividend to the holder of the ADR	A maximum of USD 0.05 per ADR (or portion thereof), to be paid to the Depositary

Transfer of the Novo Nordisk B shares from the Danish custodian bank to the holder of the ADR’s account in Denmark	USD 20.00 cabling fee per transfer, to be paid to the Depositary

Taxes and other governmental charges the holder of the ADR has to pay on any ADR or share underlying the ADR	As necessary

J.P. Morgan, as Depositary, has agreed to reimburse certain reasonable expenses related to Novo Nordisk’s ADR program and incurred by Novo Nordisk in connection with the program. In the year ended December 31, 2016, the Depositary reimbursed USD 1,698,710 for costs related to investor relations activities.

32	Novo Nordisk Form 20-F 2016

ITEM 13 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

PART II

ITEM 13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15	CONTROLS AND PROCEDURES

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

Novo Nordisk Management, including the Chief Executive Officer and Chief Financial Officer, evaluated the Company’s disclosure controls and procedures as of December 31, 2016. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2016, the Company’s disclosure controls and procedures were effective at the reasonable assurance level.

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

Novo Nordisk Management, including the Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2016, using the criteria established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (‘COSO’). Based on this assessment, Novo Nordisk Management, including the Chief Executive Officer and Chief Financial Officer, concluded that, as of December 31, 2016, the Novo Nordisk Group’s internal control over financial reporting was effective based on criteria stated in Internal Control – Integrated Framework (2013) issued by the COSO.

33	Novo Nordisk Form 20-F 2016

ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERTS

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2016 has been audited by PricewaterhouseCoopers, Statsautoriseret Revisionspartnerselskab, Denmark, an independent registered public accounting firm, as stated in their report which appears on page 46 of this Form 20-F.

Changes in internal controls over financial reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2016 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A	AUDIT COMMITTEE FINANCIAL EXPERTS

The Audit Committee is comprised of four members elected by the Board of Directors. Two members qualify as independent as defined by the SEC. One member is designated as chairman and two members are designated as Audit Committee Financial Experts as defined by the SEC.

In March 2016, the Board of Directors re-elected the following individuals to the Audit Committee: Liz Hewitt (Audit Committee Chairman and Financial Expert), Jeppe Christiansen (Audit Committee Member and Financial Expert), Sylvie Grégoire (Audit Committee Member) and Stig Strøbæk (Audit Committee Member). See Item 16D below. Financial expert Liz Hewitt is independent as defined by the SEC. Jeppe Christiansen, an additional financial expert, relies on an exemption from the independence standards.

ITEM 16B	CODE OF ETHICS

Novo Nordisk has a vision and a set of essentials named the Novo Nordisk Way. The Novo Nordisk Way describes who Novo Nordisk as a company is, where Novo Nordisk wants to go and how its employees work. The Novo Nordisk Way is principle-based and describes corporate essentials and the required values and mindset of employees on business conduct and ethics including a number of the topics required by the Sarbanes–Oxley Act and the NYSE Listed Company Manual. In addition to the Novo Nordisk Way, a number of policies and related procedures have been established including a Business Ethics Code of Conduct and related business ethics requirements on how to conduct business in Novo Nordisk are outlined. The Novo Nordisk Way and our Business Ethics Code of Conduct apply to all employees in Novo Nordisk including the Chief Executive Officer and Chief Financial Officer.

For further information on the Novo Nordisk Way, reference is made to ‘Doing business the Novo Nordisk Way’ on pages 19-20 in our Annual Report 2016. The Novo Nordisk Way may be found on our website at novonordisk.com (the contents of the website are not incorporated by reference into this Form 20-F) and our Business Ethics Code of Conduct has been filed as Exhibit 11.1 hereto.

ITEM 16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Reference is made to Note 5.5 ‘Fee to statutory auditors’ in our Annual Report 2016 regarding fees paid to our statutory auditors.

34	Novo Nordisk Form 20-F 2016

ITEM 16D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Statutory Audit Fees

Statutory audit fees consist of fees billed for the annual audit of the Company’s Annual Report, the financial statements of the Parent Company, Novo Nordisk A/S, and financial statements of wholly-owned affiliates including audit of internal controls over financial reporting (Sarbanes–Oxley Act, Section 404). The fees also include fees billed for other audit services, which are those services that only the statutory auditor can provide, and include the review of documents filed with the SEC.

Audit-Related Fees

Fees for audit-related services consist of fees billed for assurance and related services that are related to the performance of the audit or review of the Company’s social and environmental reporting included in our Annual Report 2016 and also include consultations concerning financial accounting reporting standards.

Tax Fees

Fees for tax advisory services include fees billed for tax compliance services, tax consultations, such as assistance and representation in connection with tax audits and appeals and transfer pricing.

Other Fees

Fees for other services comprise fees billed for other permitted services such as compliance reviews in connection with healthcare laws and regulations and assessment of their impact on the distribution chain, review of IT security plans and preparation of Benchmark reports etc.

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

35	Novo Nordisk Form 20-F 2016

ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
ITEM 16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

	Total Number of Shares Purchased (a)*	Average Price Paid per Share in DKK (b)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (c)	Maximum Approximate Value of Shares that may yet be purchased under the Plans or Programs in DKK (d)

2015 repurchase program
Status year end 2015**	43,582,251	365.48	43,582,251	1,571,609,801
January 1-31, 2016	3,985,000	377.97	47,567,251	65,390,102
February 1, 2016	171,964	380.25	47,739,215	0
Total***	47,739,215	366.57	47,739,215	0

2016 repurchase program****				14,000,000,000
February 2-28, 2016	3,330,000	336.80	3,330,000	12,878,456,000
March 1-31, 2016	3,184,000	368.97	6,514,000	11,703,649,480
April 1-30, 2016	3,794,000	367.05	10,308,000	10,311,048,099
May 1-31, 2016	2,800,000	361.49	13,108,000	9,298,872,931
June 1-30, 2016	3,338,000	355.69	16,446,000	8,111,579,057
July 1-31, 2016	2,920,000	371.24	19,366,000	7,027,567,530
August 1-31, 2016	3,896,003	320.37	23,262,003	5,779,407,247
September 1-30, 2016	4,291,000	300.23	27,553,003	4,491,111,615
October 1-31, 2016****	4,272,334	268.37	31,825,337	4,344,542,834
November 1-30, 2016	7,080,662	230.51	38,905,999	2,712,356,299
December 1-31, 2016	4,837,608	247.52	43,743,607	1,514,969,612
Total	43,743,607	308.27	43,743,607	1,514,969,612

*) All shares purchased through a publicly announced program.

**) Shares purchased under 2015 repurchase program during 2015.

***) As of February 1, 2016, Novo Nordisk had repurchased a total of 47,739,215 B shares equal to a transaction value of DKK 17,499,999,226. The DKK 17.5 billion share repurchase program announced 30 January 2015 was thereby concluded.

****) In October 2016 the DKK 14.0 billion share repurchase program announced February 2016 was increased by DKK 1 billion to DKK 15.0 billion.

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

Under this authorization, a share repurchase program for 2015 of DKK 17.5 billion was completed in February 2016. A new share repurchase program for 2016 of DKK 14.0 billion initiated in February 2016, and increased by DKK 1 billion to DKK 15.0 billion in October 2016, was completed in January 2017. The shares have been purchased through a bank directly in the market.

Column (a) shows shares Novo Nordisk purchased as part of our share repurchase program initiated in February 2015 (completed in February 2016) and our share repurchase program initiated in February 2016.

Notes to columns (c) and (d)

In order to maintain capital structure flexibility, the Board of Directors intends to propose at the Annual General Meeting on March 23, 2017, a reduction in the B share capital, by cancellation of 50 million shares (nominal value DKK 0.20) of current treasury B shares, to DKK 392,512,800. This would correspond to a 1.96% reduction of the total share capital.

36	Novo Nordisk Form 20-F 2016

ITEM 16F change in registrant’s certifying accountant
ITEM 16F	change in registrant’s certifying accountant

Not applicable.

ITEM 16G	Corporate governance

Novo Nordisk A/S is a public limited company incorporated in Denmark and admitted to trading on Nasdaq Copenhagen. As a result, it follows the Danish Corporate Governance Recommendations as amended on May 6, 2013 (last updated in November 2014) in respect of its corporate governance practices. Novo Nordisk has ADRs listed on the New York Stock Exchange (the “NYSE”) and is therefore required to comply with U.S. Securities laws, including the Sarbanes-Oxley Act and the NYSE Corporate Governance Standards (the “NYSE Standards”) applicable to listed companies as described in the NYSE Listed Company Manual’s section 303A. As a foreign private issuer, Novo Nordisk is permitted to follow the corporate governance practice of its home country in lieu of certain provisions of the NYSE Standards.

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

Below is a list of practices followed by Novo Nordisk as a foreign private issuer that differ from certain corporate governance requirements under the NYSE Standards:

Independence requirements

Under the NYSE Standards, listed companies must have at least a majority of independent directors and no director qualifies as “independent” unless the board of directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company).

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

37	Novo Nordisk Form 20-F 2016

ITEM 16G Corporate governance

Four employees have in accordance with the requirements in the Danish Companies Act been elected as Board members by the Danish employees of the Company. No Board member or the Board member’s immediate family members have within the last three years been an employee or executive of Novo Nordisk A/S or any parent or subsidiary in a consolidated group with Novo Nordisk A/S or received any fees from Novo Nordisk A/S.

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

Remuneration Committee

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

As a controlled company, Novo Nordisk A/S is exempt from the requirement to establish a separate compensation committee in the same manner as U.S. companies are. At a Board of Directors meeting immediately following the Annual General Meeting the members of the Remuneration Committee is elected. When electing the members the Board of Directors considers all factors relevant to determine whether the members of the Remuneration Committee have a relationship to Novo Nordisk A/S which is material to the director’s ability to be independent from management when performing its duties. At least a majority of the members of a board committee shall qualify as independent as defined by the Danish Corporate Governance Standards. Under the Danish Corporate Governance Recommendations one member of the Remuneration Committee qualifies as independent and three members qualify as non-independent, including the chairman. Hence, the composition of the Remuneration Committee does not conform to the Danish Corporate Governance Recommendations. This is due to the fact that the Board of Directors finds that it is beneficial for Novo Nordisk that the composition of the Remuneration Committee allows for both the Chairmanship, which consists of two non-independent Board members and which historically was responsible for oversight of remuneration, as well as an employee representative, who also qualifies as a non-independent Board member, being on the Remuneration Committee while maintaining an operational structure of the Remuneration Committee with relative few members.

Nomination Committee

Under the NYSE Standards listed companies must have a nominating/corporate governance committee composed entirely of independent directors, which requirement does not apply to Novo Nordisk A/S as a controlled company. The Novo Nordisk A/S Nomination Committee consists of two members who are independent, and two members who are non-independent, including the chairman. A majority of the members of a board committee shall qualify as independent as defined by the Danish Corporate Governance Recommendations. Hence, the composition of the Nomination Committee does not conform to the Danish Corporate Governance Recommendations. This is due to the fact that the Board of Directors finds that the composition of the Nomination Committee allows for both a representative of the majority shareholder, who qualifies as a non-independent Board member, as well as an employee representative, who also qualifies as a non-independent Board member, being on the Nomination Committee while maintaining an operational structure of the Nomination Committee with relative few members.

38	Novo Nordisk Form 20-F 2016

ITEM 16H MINE SAFETY DISCLOSURE

Audit Committee

Under Section 303A.06 of the NYSE Standards, listed company audit committees must be composed entirely of independent directors as set out in section 303A.02 and, in the absence of an applicable exemption, Rule 10A-3(b)(1). The Novo Nordisk A/S Audit Committee has four members. Two of the members satisfy the independence requirements of Rule 10A-3(b)(1) of the Securities Exchange Act and section 303A.02 of the NYSE Listed Company Manual.

One Audit Committee member is an employee representative relying on the exemption from the independence requirements in Rule 10A-3(b)(1) provided for by paragraph (b)(1)(iv)(C) of Rule 10A-3 and one Audit Committee member serves as board member of Novo A/S relying on the exemption provided for in paragraph (b)(1)(iv)(B) of Rule 10A-3. See Item 16D above for further details.

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

Code of business conduct and ethics

Under Section 303A.10 of the NYSE Standards, listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. Novo Nordisk has a global framework of rules and guidelines, including but not limited to the Novo Nordisk Way and a Business Ethics Code of Conduct, which describe the corporate principles on ethical business conduct. While certain topics mentioned in the NYSE Listed Company Manual are addressed in this framework of rules and guidelines, there may be topics which are not covered.

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

ITEM 16H	MINE SAFETY DISCLOSURE

Not applicable.

39	Novo Nordisk Form 20-F 2016

ITEM 17 FINANCIAL STATEMENTS

PART III

ITEM 17	FINANCIAL STATEMENTS

See response to Item 18.

ITEM 18	FINANCIAL STATEMENTS

The financial statements required by this item accompany this annual report in the form of our Annual Report 2016 (see Item 19).

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

The non-IFRS financial measures presented in our Annual Report 2016 are:

•	Free cash flow;
•	Cash to earnings;
•	Operating profit after tax to net operating assets;
•	Financial resources at the end of the year; and
•	Sales growth in local currencies.

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

The following table shows a reconciliation of free cash flow to ‘Net cash generated from operating activities’.

Reconciliation of free cash flow		2016	2015	2014
DKK million

	Free cash flow	39,991	34,222	27,396
+	Net purchase of marketable securities	1,533	(2,033)	2,232
+	Net cash used in investing activities	6,790	6,098	2,064
=	Net cash generated from operating activities	48,314	38,287	31,692

40	Novo Nordisk Form 20-F 2016

ITEM 18 FINANCIAL STATEMENTS

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

The following table shows the reconciliation of Cash to earnings to the most comparable IFRS financial measure ‘Cash flow from operating activities/earnings in %’:

Reconciliation of cash to earnings		2016	2015	2014
DKK million

	Free cash flow	39,991	34,222	27,396
/	Net profit (as reported in the Annual Report)	37,925	34,860	26,481
=	Net cash generated from operating activities	105.4%	98.2%	103.5%

	Net cash generated from operating activites	48,314	38,287	31,692
/	Net profit (as reported in the Annual Report)	37,925	34,860	26,481
=	Cash flow generated from operating activities / net profit in %	127.4%	109.8%	119.7%

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

The following table reconciles Operating profit after tax to net operating assets with ‘Operating profit/equity in %’, the most directly comparable IFRS financial measure:

Reconciliation of Operating profit after tax to net operating assets		2016	2015	2014
DKK million

	Operating profit after tax	38,407	39,654	26,800
/	Average non-interest bearing balance sheet items	25,578	26,668	26,537
=	Operating profit after tax to net operating assets (as reported in the Annual Report) in %	150.2%	148.7%	101.0%

41	Novo Nordisk Form 20-F 2016

ITEM 18 FINANCIAL STATEMENTS

	Numerator
	Reconciliation of Operating profit after tax to Operating profit

	Operating profit after tax	38,407	39,654	26,800
/	(1 minus effective tax rate) in %	79.3%	80.2%*	77.7%
=	Operating profit (as reported in the Annual Report)	48,432	49,444	34,492

	Denominator
	Reconciliation of Average non-interest bearing balance sheet items to Equity

	Non-interest bearing balance sheet items at the beginning of the year	26,505	26,830	26,243
+	Non-interest bearing balance sheet items at the end of the year	24,651	26,505	26,830
/	2
=	Average non-interest bearing balance sheet items as used in Operating profit after tax to net operating assets	25,578	26,668	26,537

	Non-interest bearing balance sheet items at the end of the year	24,651	26,505	26,830
+	Investment in associated company	809	811	-
+	Other financial assets	1,388	1,339	856
+	Marketable securities	2,009	3,542	1,509
+	Derivative financial instruments	529	304	30
+	Cash at bank and in hand	18,690	16,923	14,396
-	Loans	-	-	-
-	Current debt	(229)	(1,073)	(720)
-	Derivative financial instruments	(2,578)	(1,382)	(2,607)
=	Equity (as reported in the Annual Report)	45,269	46,969	40,294

	Operating profit (as reported in the Annual Report)	48,432	49,444	34,492
/	Equity (as reported in the Annual Report)	45,269	46,969	40,294
=	Operating profit/Equity in %	107.0%	105.3%	85.6%

*) The effective tax rate in 2015 was impacted by 1.3% from the non-taxable income from partial divestment of NNIT A/S.

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

42	Novo Nordisk Form 20-F 2016

ITEM 18 FINANCIAL STATEMENTS

Reconciliation of financial resources at the end of the year		2016	2015	2014
DKK million

	Financial resources at the end of the year	28,648	27,601	23,373
-	Marketable securities at the end of the year	(2,009)	(3,542)	(1,509)
-	Undrawn committed credit facilities	(8,178)	(8,209)	(8,188)
=	Cash and cash equivalents at the end of the year (as reported in the Annual report)	18,461	15,850	13,676

Sales growth in local currencies

Sales growth in local currencies is defined as sales for the current year measured at prior year average exchange rates compared with sales for prior year measured at prior year average exchange rates.

Management believes that the sales growth in local currencies is relevant information for investors in order to understand the underlying development in sales by adjusting for the impact of currency fluctuations.

43	Novo Nordisk Form 20-F 2016

ITEM 19 EXHIBITS
ITEM 19	EXHIBITS

a. Annual Report

The following pages from our Annual Report 2016, furnished to the SEC on Form 6-K, dated February 9, 2017, are incorporated by reference into this Form 20-F. The content of websites, scientific articles and other sources referenced on these pages are not incorporated by reference into this Form 20-F.

Page(s) in the Annual Report
Management Discussion and Analysis
Accomplishments and results 2016	1-15
Our business	16-43
Pipeline overview	20-21
Risk management	40-43
Shares and capital structure	44-45
Corporate governance	46-49
Remuneration	50-53
Board of Directors	54-55
Executive Management	56

Consolidated Financial Statements
Consolidated Income statement and Statement of comprehensive income for the years ended 31 December 2014, 2015 and 2016	58
Consolidated Balance sheet as of 31 December 2015 and 2016	59
Consolidated Statement of cash flows for the years ended 31 December 2014, 2015 and 2016	60
Consolidated Statement of changes in equity at 31 December 2014, 2015 and 2016	61
Notes sections in the Consolidated financial statements	62-96
Companies in the Novo Nordisk Group	95

Consolidated Social Statement
New patent families (first filings)	101

Management Statement
Statement by the Board of Directors and Executive Management on the Annual Report	107

44	Novo Nordisk Form 20-F 2016

ITEM 19 EXHIBITS

b. Exhibits

List of exhibits:

Exhibit No.	Description	Method of filing

1.1	Articles of Association of Novo Nordisk A/S	Incorporated by reference to the Registrant’s Report furnished to the SEC on Form 6-K on March 21, 2016.

8.1	Companies in the Novo Nordisk Group	Incorporated by reference to page 95 of our Annual Report 2016 filed on Form 6-K dated February 9, 2017.

11.1	Novo Nordisk Business Ethics Code of Conduct	Filed together with this Form 20-F for 2016.

12.1	Certification of Lars Fruergaard Jørgensen, President and Chief Executive Officer of Novo Nordisk, pursuant to Section 302 of the Sarbanes–Oxley Act of 2002.	Filed together with this Form 20-F for 2016.

12.2	Certification of Jesper Brandgaard, Executive Vice President and Chief Financial Officer of Novo Nordisk, pursuant to Section 302 of the Sarbanes–Oxley Act of 2002.	Filed together with this Form 20-F for 2016.

13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes–Oxley Act of 2002.	Filed together with this Form 20-F for 2016.

15.1	Extracts from Registrant’s Annual Report for the fiscal year ended December 31, 2016.	Incorporated by reference to the portions of Registrant’s Report furnished to the SEC on Form 6-K on February 9, 2017 identified in Item 19.a of this Form 20-F.

15.2	Extracts from Registrant’s Annual Report for the fiscal year ended December 31, 2015.	Incorporated by reference to the portions of the Registrant’s Report furnished to the SEC on Form 6-K on February 10, 2016 identified in Item 19.a of the Form 20-F filed on February 10, 2016.

15.3	Consent of independent registered public accounting firm.	Filed together with this Form 20-F for 2016.

45	Novo Nordisk Form 20-F 2016

Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Novo Nordisk A/S

In our opinion, the consolidated financial statements listed in the index appearing under Item 19(a) present fairly, in all material respects, the financial position of Novo Nordisk A/S and its subsidiaries at 31 December 2016 and 31 December 2015, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Report of Novo Nordisk Management on Internal Control over Financial Reporting, appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers

Statsautoriseret Revisionspartnerselskab

Bagsværd, Denmark

February 1, 2017

46	Novo Nordisk Form 20-F 2016

SIGNATURES
SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

NOVO NORDISK A/S

/s/ Lars Fruergaard Jørgensen		/s/ Jesper Brandgaard
Name:	Lars Fruergaard Jørgensen	Name:	Jesper Brandgaard
Title:	President and Chief Executive Officer	Title:	Executive Vice President and Chief Financial Officer

Bagsværd, Denmark

Dated: February 9, 2017

47	Novo Nordisk Form 20-F 2016