Form 20-F
period 2017-12-31
NOVO NORDISK A S
filed 2018-02-08
CIK 353278

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017
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

A shares, nominal value DKK 0.20 each:	537,436,000
B shares, nominal value DKK 0.20 each:	1,962,564,000
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
Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

TABLE OF CONTENTS

Novo Nordisk Form 20-F 2017

INTRODUCTION
INTRODUCTION
In this Form 20-F the terms ‘the Company’, ‘Novo Nordisk’ and ‘the Group’ refer to the parent company Novo Nordisk A/S together with its consolidated subsidiaries. The term ‘Novo Nordisk A/S’ is used when addressing issues specifically related to this legal entity.

Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, certain information for the 2017 Form 20-F of Novo Nordisk A/S set out herein is being incorporated by reference from the Company's statutory Annual Report 2017 and Annual Report 2016, i.e. including the financial statements of Novo Nordisk A/S (hereafter “Annual Report 2017” and “Annual Report 2016”, respectively). Therefore the information in this Form 20-F should be read in conjunction with our Annual Report 2017 and Annual Report 2016, which were furnished to the SEC on Form 6-K on February 8, 2018 and on February 9, 2017, respectively.

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

With reference to our Annual Report 2017 and Annual Report 2016, examples of forward-looking statements can be found under the headings, ‘2017 performance and 2018 outlook’ in our Annual Report 2017 and ‘2016 performance and 2017 outlook’ in our Annual Report 2016, and elsewhere.

These statements are based on current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. Novo Nordisk cautions that a number of important factors, including those described in our Annual Report 2017 and Annual Report 2016, could cause actual results to differ materially from those contemplated in any forward-looking statements.

Factors that may affect future results include, but are not limited to, global as well as local political and economic conditions, including interest rate and currency exchange rate fluctuations, delay or failure of projects related to research and/or development, unplanned loss of patents, interruptions of supplies and production, product recalls, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk’s products, introduction of competing products, reliance on information technology, Novo Nordisk’s ability to successfully market current and new products, exposure to product liability and legal proceedings and investigations, changes in governmental laws and related interpretation thereof, including on reimbursement, intellectual property protection and regulatory controls on testing, approval, manufacturing and marketing, perceived or actual failure to adhere to ethical marketing practices, investments in and divestitures of domestic and foreign companies, unexpected growth in costs and expenses, failure to recruit and retain the right employees, and failure to maintain a culture of compliance.

For an overview of some, but not all, of the risks that could adversely affect our results or the accuracy of forward-looking statements in this document, reference is made to the overview of risk factors in ‘The Risks of Doing Business’ on pages 40-43 of our Annual Report 2017 .

Unless required by law, Novo Nordisk is under no duty and undertakes no obligation to update or revise any forward-looking statement after the date of this document, whether as a result of new information, future events or otherwise.

Enforceability of civil liabilities
The Company is a Danish corporation and a majority of its directors and officers, as well as certain experts named herein, are non-residents of the United States. A substantial portion of the assets of Novo Nordisk A/S, its subsidiaries and such persons are located outside the United States. As a result, it may be difficult for shareholders of the Company to effect service within the United States upon directors, officers and experts who are not residents of the United States or to enforce judgments in the United States. In addition, there can be no assurance as to the enforceability in Denmark against the Company or its respective directors, officers and experts who are not residents of the United States, or in actions for enforcement of judgments of United States courts, of liabilities predicated solely upon the federal securities laws of the United States.

Novo Nordisk Form 20-F 2017

ITEM 1 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
PART I

ITEM 1    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
Not applicable.

ITEM 2    OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3    KEY INFORMATION
A. SELECTED FINANCIAL DATA

Selected financial data
IFRS figures in DKK millions, except share and American Depositary Receipts (‘ADR’) data	2013	2014	2015	2016	2017
Income statement data
Net sales	83,572	88,806	107,927	111,780	111,696
Operating profit	31,493	34,492	49,444	48,432	48,967
Net profit	25,184	26,481	34,860	37,925	38,130

Earnings per share
Earnings per share/ADR	9.40	10.10	13.56	14.99	15.42
Diluted earnings per share/ADR	9.35	10.07	13.52	14.96	15.39

Balance sheet data
Total assets	70,337	77,062	91,799	97,539	102,355
Net assets	42,569	40,294	46,969	45,269	49,815
Capital stock	550	530	520	510	500
Treasury stock	(21)	(11)	(10)	(9)	(11)
Dividends per share/ADR*	4.50	5.00	6.40	7.60	7.85
Dividends per share/ADR in USD*	0.83	0.82	0.94	1.08	1.26
Number of shares	2,750	2,650	2,600	2,550	2,500
*) Total dividend for the financial year 2017 including proposed final dividend of DKK 4.85 per share and interim dividend paid in August 2017 of DKK 3.00 per share. For USD translation the exchange rate at December 30, 2017 from Danmarks Nationalbank (The Central Bank of Denmark) is used (USD 1 = DKK 6.21)

Reference is made to ‘Consolidated financial, social and environmental statements 2017’, pages 57-106 in our Annual Report 2017 for further data.

Novo Nordisk Form 20-F 2017

ITEM 3 KEY INFORMATION

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

DKK per USD	Monthly average rate	Period end rate	High	Low

2013	5.61	5.41	5.84	5.40
2014	5.65	6.12	6.12	5.35
2015	6.76	6.83	7.08	6.18
2016	6.75	7.05	7.17	6.43
2017	6.55	6.21	7.16	6.17

Last six months
August 2017	6.30	6.29	6.36	6.17
September 2017	6.24	6.30	6.34	6.17
October 2017	6.33	6.39	6.41	6.28
November 2017	6.34	6.28	6.44	6.23
December 2017	6.29	6.21	6.34	6.21
January 2018	6.10	5.97	6.24	5.97
February 2018 (through February 7)	6.00	6.03	6.04	5.96

On February 7, 2018, the latest available date, the Danmarks Nationalbank’s daily official exchange rate was 6.03.

B. Capitalization and indebtedness

Not applicable.

C. Reasons for the offer and use of proceeds

Not applicable.

D. Risk factors

For information on risk factors, reference is made to our Annual Report 2017 ‘The Risk of Doing Business’ on pages 40-43. In addition to the risks included in ‘The Risk of Doing Business’ in our Annual Report 2017, we may be subject to other material risks that as of the date of this report are not currently known to us or that we deem less material at this point in time. Such risks include the risk that our IT security set-up may not prevent all forms of unauthorized access to our computer network systems for purposes of misappropriating assets, trade secrets or sensitive information.

Novo Nordisk Form 20-F 2017

ITEM 4 INFORMATION ON THE COMPANY
ITEM 4    INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

Novo Nordisk A/S was formed in 1989 by a merger of two Danish companies, Nordisk Gentofte A/S and Novo Industri A/S. Novo Industri A/S was the continuing company and its name was changed to Novo Nordisk A/S. The business activities of Nordisk Gentofte were established in 1923 by August Krogh, H. C. Hagedorn and A. Kongsted, and the business activities of Novo Industri A/S were established in 1925 by Harald and Thorvald Pedersen. From the beginning, the business of both companies was production and sale of insulin for the treatment of diabetes.

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

Important events in 2017
Reference is made to ‘Accomplishments and results 2017’, pages 1-15 in our Annual Report 2017 for a description of important events in 2017.

Capital expenditure in 2017, 2016 and 2015
The total net capital expenditure for property, plant and equipment was DKK 8.7 billion in 2017 compared with DKK 7.1 billion in 2016 and DKK 5.2 billion in 2015. Net capital expenditure was primarily related to investments in a new production facility for a range of diabetes active pharmaceutical ingredients in Clayton, North Carolina, USA, a new diabetes care filling capacity in Hillerød, Denmark and an expansion of the manufacturing capacity for biopharmaceutical products in Kalundborg, Denmark. The investments were financed with cash flow from operating activities. Apart from the divestment of NNIT A/S in 2015, no significant divestments took place in the period from 2015–2017.

Capital expenditure is expected to be around DKK 9.5 billion in 2018, primarily related to investments in additional capacity for active pharmaceutical ingredient production within diabetes care and an expansion of the diabetes care filling capacity both in the United States. The investments are expected to be financed with cash flow from operating activities.

Public takeover offers in respect of the Company’s shares
No such offers occurred during 2017 or 2018 to date.

B. BUSINESS OVERVIEW

Novo Nordisk is a global healthcare company and a world leader in diabetes care. The Company has one of the broadest diabetes product portfolios in the industry, including new generation insulin, a full portfolio of modern insulin as well as a once-daily GLP-1 analog and a once-weekly GLP-1 analog. In addition, Novo Nordisk also has a leading position within haemophilia care and growth hormone therapy, and Novo Nordisk’s first product to treat obesity, Saxenda®, was launched in the United States in April 2015 and has now been launched in an additional 24 countries. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. Headquartered in Denmark, Novo Nordisk employs approximately 42,100 employees in 79 countries and markets its products in more than 170 countries.

Reference is made to the section ‘Our business’ on pages 16-43 in our Annual Report 2017.

Novo Nordisk Form 20-F 2017

ITEM 4 INFORMATION ON THE COMPANY

Segment information
Novo Nordisk is engaged in the discovery, development, manufacturing and marketing of pharmaceutical products and has two business segments: (i) diabetes care and obesity and (ii) biopharmaceuticals. The diabetes care and obesity segment covers insulin, GLP-1 and related delivery systems, oral anti-diabetic drugs and obesity. The biopharmaceuticals segment covers the therapy areas of haemophilia care, growth hormone therapy and hormone replacement therapy.

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

Market and competition
Novo Nordisk’s insulin and other pharmaceutical products are marketed and distributed through subsidiaries, distributors and independent agents with responsibility for specific geographical areas. In 2017, Novo Nordisk reported based on a regional structure comprising North America Operations (the United States and Canada) and International Operations. International Operations covers all countries except those within North America and is organized in the following five regions: Region Europe; Region Latin America; Region AAMEO (Africa, Asia, Middle East & Oceania); Region Japan & Korea; and Region China. For 2017, the most important markets are the United States, China, Japan, the major European countries and Canada. In addition there is an increasing contribution to Novo Nordisk’s total sales from the following markets: India, Algeria, Brazil, Saudi Arabia, Turkey and Argentina.

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

In 2017, payers globally have managed the cost of diabetes care by exerting pressure on the prices of Novo Nordisk’s products and competitors have tried to capture market share from Novo Nordisk. In spite of this, Novo Nordisk maintained the leading position in the overall diabetes care market through the quality and innovative value of the Company’s diabetes care products. In the United States, pharmacy benefit managers and managed care organizations have continued to leverage their increasing size and control to demand higher rebates which has impacted the price level and overall value of the market. Furthermore, competition has intensified and contributed to the downward pressure on prices, especially in the basal insulin segment following the launch of a biosimilar glargine in December 2016.

The Company enters into numerous contracts with customers, suppliers, agents and industry partners. Some of the most important contracts include: commercial contracts with pharmacy benefit managers, managed care organizations and healthcare providers, in- and out-licensing of patent rights, large tender orders and long-term sub-supplier agreements.

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

In the United States where Tresiba® was launched broadly in January 2016, the product maintains wide commercial and Medicare Part D formulary coverage. Generally, Tresiba® has shown solid penetration in markets with reimbursement at a similar level to insulin glargine U100, whereas penetration remains modest in markets with restricted market access. In September 2017, Novo Nordisk obtained the approval of Tresiba® in China. Novo Nordisk expects to launch Tresiba® in China without reimbursement and with limited market access in the first quarter of 2018.

Xultophy® (IDegLira), a once-daily single-injection combination of insulin degludec (Tresiba®) and liraglutide (Victoza®), has now been launched in 18 countries; in the United States, it was launched in May 2017 under the brand name Xultophy® 100/3.6.

Ryzodeg®, a soluble formulation of insulin degludec and insulin aspart, has now been marketed in 18 countries, and feedback from patients and prescribers remains encouraging.

The novel mealtime insulin Fiasp®, fast-acting insulin aspart, received marketing authorization from the European Commission in the first quarter of 2017 and approvals were also received in Norway, Iceland and Canada. In September 2017, Novo Nordisk received the approval of Fiasp® in the USA. Fiasp® will be launched in the USA in 2018 and has now been launched in 17 countries including recent launches in France and the Netherlands.

Novo Nordisk Form 20-F 2017

ITEM 4 INFORMATION ON THE COMPANY

Moreover, the prevalence of glucagon-like peptide-1 (GLP-1) as a treatment option for people with Type 2 diabetes has continued to increase resulting in significant growth of the GLP-1 market. Novo Nordisk, Eli Lilly and Astra Zeneca are the most significant companies in the global GLP-1 market measured by market share. Novo Nordisk’s Victoza® is the market leader in the GLP-1 segment with a 50% value market share.

In 2017, Victoza® sales increased by 16% in Danish kroner and by 18% in local currencies to DKK 23,173 million. Sales growth is predominantly driven by North America Operations comprising 90% share of growth. The GLP-1 segment’s value share of the total diabetes care market has increased to 11.8% as at December 31, 2017 compared with 9.7% as at December 31, 2016.

In December 2017, Novo Nordisk obtained approval from the FDA and received a positive opinion from the European Committee for Medicinal Products for Human Use (CHMP) for the once-weekly GLP-1 product, Ozempic®, for the treatment of adults with Type 2 diabetes. Ozempic® will be launched in the United States in 2018.

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

For patent information on all Novo Nordisk’s marketed products, reference is made to the section ‘Consolidated social statement’ on page 101 in our Annual Report 2017.

In addition to the compound patents discussed in ‘Consolidated social statement’ on page 101 in our Annual Report 2017, Novo Nordisk’s key delivery devices are protected by several patents of which the first will expire in January 2019.

In the following section the patent protection of our key products within each business segment is considered. For key products with recent patent expiration or with patent expiration occurring within the coming years, geographical sales splits are provided and factors that may influence the potential impact of competitive product launches are discussed.

Sales of key products with recent or upcoming patent expiration:

	Total sales in 2017 (in DKK million)	North America Operations	Hereof	International Operations	Hereof
Product			USA		Region Europe	Region AAMEO	Region China	Region Japan & Korea	Region Latin America

NovoLog®/NovoRapid®	20,025	55%	53%	45%	21%	11%	6%	5%	2%
NovoLog® Mix /NovoMix®	10,257	17%	17%	83%	18%	25%	35%	4%	1%
Levemir®	14,118	68%	66%	32%	17%	7%	5%	1%	2%
NovoSeven®	9,206	50%	48%	50%	25%	12%	2%	5%	6%
Norditropin®	6,655	38%	38%	62%	24%	10%	0%	24%	4%
Vagifem®	1,108	41%	21%	59%	49%	10%	0%	0%	0%

Patent situation of key diabetes care products
The total sales of NovoLog®/NovoRapid® were DKK 20,025 million in 2017 (DKK 19,945 million in 2016). The compound patent for NovoLog®/NovoRapid® has expired. The patent in Japan expired in December 2010 and the European patent expired in August 2011. In the United States NovoLog®/NovoRapid® was patent protected until December 2014. In addition to the compound patent, Novo Nordisk held a formulation patent on NovoLog®/NovoRapid®, which expired in December 2017 in the United States and in June 2017 in all other markets.

The total sales of NovoLog® Mix/NovoMix® were DKK 10,257 million in 2017 (DKK 10,482 million in 2016). The compound patent for NovoLog® Mix /NovoMix® has expired. In Japan the compound patent expired in June 2014, in the United States the compound patent expired in December 2014 and in Europe the compound patent expired on a country-by-country basis throughout 2014 and into 2015. In addition, Novo Nordisk held a formulation patent on NovoLog® Mix /NovoMix® in the United States, which provided coverage until December 2017.

The total sales of Levemir® were DKK 14,118 million in 2017 (DKK 17,083 in 2016). The compound patents for Levemir® will expire in June 2019 in the United States, in May 2019 in Europe, and in September 2019 in Japan. In China, the compound patents expired in September 2014.

Today, biosimilar versions of insulin can be approved in the United States via the 505(b)(2) pathway, and in the future the 351(k) pathway in the Public Health Service Act is anticipated to be applicable. In the EU, a biosimilar pathway and guidelines are available for insulins, and the guideline for biosimilar products issued in Japan is also relevant for insulins. At present, a biosimilar to NovoRapid®/NovoLog® is being tested in phase 3 clinical trials by a competitor. Furthermore, biosimilars to NovoRapid® and NovoMix® have been filed for regulatory approval by a local competitor in China. To the knowledge of Novo Nordisk, there are currently no biosimilars to Levemir® being tested in clinical trials.

Novo Nordisk Form 20-F 2017

ITEM 4 INFORMATION ON THE COMPANY

Patent situation of key biopharmaceuticals products
The total sales of NovoSeven® were DKK 9,206 million in 2017 (DKK 9,492 million in 2016). While the compound patent for NovoSeven® has expired in all major markets, Novo Nordisk holds two formulation patents on the room temperature stable preparation of NovoSeven®, which provides coverage of this formulation until 2023 and 2024, respectively, in all major markets.

The expiry of the compound patent has not impacted sales of NovoSeven®. Novo Nordisk believes that this is due to the complexity of the NovoSeven® protein, rendering regulatory pathways for a ‘biosimilar’ recombinant human coagulation Factor VIIa (rFVIIa) inapplicable in the United States, the EU and Japan.

In the EU, guidelines for the development of biosimilar products have been available since late 2005; however, to date these guidelines do not apply to coagulation factors because of their complexity. The guideline for biosimilar products in Japan includes requirements similar to those established in Europe.

To date, we have only seen approvals of competing rFVIIa products in Russia, Kazakhstan, Azerbaijan, Uzbekistan and Iran. However, two phase 3 trials in patients with congenital haemophilia with inhibitors and FVII deficiency have been initiated with a competing product in Iran with the aim of obtaining approval in the EU. New information is regularly being compiled to assess whether the clinical programs for these compounds could contribute towards fulfilling regulatory requirements in the United States, the EU and Japan. As such, we still believe that the expiry of our compound patent for NovoSeven® will continue to have an insignificant impact on sales, results of operations and liquidity in the major geographical segments in the near term.

Total sales of Norditropin® were DKK 6,655 million in 2017 (DKK 8,770 million in 2016). Today, Norditropin® is not covered by a compound patent and the formulation used is covered by a formulation patent that expired in 2017 in the United States, Europe and Japan. However, the pen devices that patients use to inject growth hormone are covered by separate patents. Today, all Novo Nordisk growth hormone products are supplied in pen devices. While marketed growth hormone products in the United States are similar in terms of efficacy and safety profile and despite the presence of biosimilar growth hormone products on the market, Norditropin® is differentiated by its high level of temperature stability and the FlexPro® device in which it is offered. The expiry of our compound patent for Norditropin® is not expected to significantly impact sales, results of operations and liquidity in any geographical segments in the near term, however, sales of Norditropin® declined in the United States in 2017, predominantly due to lower realized prices as a result of formulary negotiations with pharmacy benefits managers and other payers concluded in 2016.

Total sales of Vagifem® were DKK 1,108 million in 2017 (DKK 2,995 million in 2016). The Vagifem® 10 mcg treatment regimen is protected by patent in the United States, EU and Japan. In the United States, several generic manufactures have been granted access to the patent, one of them being Amneal Pharmaceuticals which launched its generic version of Vagifem® in October 2016. This loss of exclusivity has led to a rapid erosion of Vagifem® sales in the United States since the fourth quarter of 2016. In the EU and Japan, the patent expires in December 2021. The European patent is currently being opposed by two generic manufacturers.

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

Disclosure pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012
Pursuant to Section 13(r) of the Securities Exchange Act of 1934, Novo Nordisk is obliged to provide disclosure if, during 2017, it or any of its affiliates have engaged in certain Iran-related activities or transactions with persons designated under Executive Order 13224 or Executive Order 13382.

As a global organization, Novo Nordisk conducts business with customers in Iran, including the Government of Iran (the “GOI”). Novo Nordisk’s activities in Iran relate primarily to sales of pharmaceutical products and devices within the diabetes care and obesity and biopharmaceutical business segments.

Novo Nordisk Pars (“NN Pars”), a wholly-owned affiliate of Novo Nordisk A/S located in Iran, contracts with five companies that may be GOI-controlled to distribute its products. NN Pars also sponsors educational programs and congresses organized by GOI-controlled medical universities, and hosts health care professionals employed by these medical universities at similar programs in Iran and other locations. Additionally, NN Pars makes donations to GOI-controlled public health organizations focusing on diabetes awareness and policy. NN Pars receives payments from, and makes payments to, Iranian banks (certain of which are owned by the GOI and/or are designated under Executive Order 13224 or Executive Order 13382) relating to the sales of pharmaceutical products and devices.

In addition, in 2016, NN Pars purchased land from a GOI-controlled land holding company in order to construct a manufacturing facility in Iran. NN Pars will make monthly payments to the GOI-controlled land holding company for the duration of NN Pars’ ownership of the land, which the GOI-controlled land holding company will use to facilitate delivery of utility services to the site from GOI-owned utility companies. Novo Nordisk expects to invest approximately DKK 475 million over the course of the next five years to build the manufacturing facility, which will be used for assembly and packaging of insulin pens for use in Iran.

Novo Nordisk Form 20-F 2017

ITEM 4 INFORMATION ON THE COMPANY
The German affiliate of NNE A/S, a wholly-owned subsidiary of Novo Nordisk A/S, contracts with a GOI-controlled company to provide raw materials and spare parts for production of dialysis filters and leucocyte filters and syringes. NNE A/S also contracts with a privately owned pharmaceutical manufacturer to provide engineering consulting services for a GOI-controlled end user that is a basic and applied medical research center.

Novo Nordisk’s gross revenue related to transactions with GOI-owned or controlled entities in 2017 were not in excess of DKK 500 million (DKK 850 million in 2016). Novo Nordisk does not allocate its net profit on a country-by-country or activity-by-activity basis, other than as set forth in Novo Nordisk’s consolidated financial statements prepared in accordance with IFRS as issued by the IASB; however, Novo Nordisk estimates that its net profit attributable to the transactions with the GOI discussed above would not exceed a de minimis percentage of the Group’s total net profit in 2017.

The purpose of Novo Nordisk’s Iran-related activities is to provide access to important and life-saving pharmaceutical products such as insulin and haemophilia products to patients in Iran, and to improve the healthcare of the Iranian people in accordance with Novo Nordisk’s access to care strategy. For that purpose, Novo Nordisk intends to continue these activities.

C. ORGANIZATIONAL STRUCTURE

For information regarding the organizational structure and securities exchange listings of Novo Nordisk A/S, the parent company Novo Holdings A/S (formerly Novo A/S) and the Novo Nordisk Foundation and the ownership structure of Novo Nordisk A/S, reference is made to the sections ‘Corporate governance’ on pages 46-49 and ‘Shares and capital structure’ on pages 44-45 in our Annual Report 2017.

Companies in the Novo Nordisk Group are listed in the Company’s Annual Report 2017 on page 94, ‘Companies in the Novo Nordisk Group.’

D. PROPERTY, PLANT AND EQUIPMENT

The Company has its headquarters in Bagsværd, Denmark, where it occupies a number of buildings.

The Company believes that its current production facilities, including facilities under construction and planned for construction, are sufficient to meet its capacity requirements, including the capacity for meeting growing demand in the future for the products NovoLog®/ NovoRapid®, NovoLog Mix®/ NovoMix®, Levemir®, Victoza®, Tresiba®, Ryzodeg®, Xultophy®, Fiasp®, Ozempic®, Saxenda®, NovoSeven®,NovoEight®, Rebinyn®/ Refixia®, Norditropin® and devices. Reference is made to the sections ‘Capital expenditures in 2017, 2016 and 2015’ under Item 4 for more information about the current expansion programs. For the nature of the Company’s property, plant and equipment, as of December 31, 2017 and 2016, reference is made to Note 3.2 ‘Property, plant and equipment’ in our Annual Report 2017.

The major production facilities owned by the Company are located at a number of sites in Denmark, and internationally in the United States, France, China and Brazil. There are no material encumbrances on the properties; however, the facilities in Tianjin, China are constructed on land where the remaining term of the lease is 29 years.

Active pharmaceutical ingredient (API) production is located in Denmark, primarily in Kalundborg and with secondary locations in Hillerød and Gentofte although two API production sites in the United States are being established.

Novo Nordisk Form 20-F 2017

ITEM 4 INFORMATION ON THE COMPANY

The following table sets forth certain information regarding our major production sites.

MAJOR PRODUCTION FACILITIES	Size of production area (square meters)	Major Production Activities
Kalundborg, Denmark	179,800	•	Active pharmaceutical ingredients for diabetes care and obesity as well as products for diabetes care
		•	Active pharmaceutical ingredients for haemophilia.
		•	Products for biopharmaceuticals

Hillerød, Denmark	135,800	•	Durable devices and components for disposable devices
		•	Products for diabetes care and obesity
		•	Active pharmaceutical ingredients for haemophilia

Bagsværd, Denmark	125,400	•	Products for diabetes care and obesity

Tianjin, China	68,500	•	Products for diabetes care
		•	Production of durable devices

Gentofte, Denmark	68,400	•	Active pharmaceutical ingredients for glucagon and growth hormone therapy
		•	Products for growth hormone therapy, glucagon and haemophilia

Montes Claros, Brazil	64,800	•	Products for diabetes care
		•	Gel production for active pharmaceutical ingredients

Måløv, Denmark	47,300	•	Products for hormone replacement therapy
		•	Products for oral antidiabetes treatment

Clayton, North Carolina, United States	43,200	•	Products for diabetes care and obesity

Chartres, France	26,000	•	Products for diabetes care

In addition to the active production sites listed above, Novo Nordisk o    wns a production plant in New Hampshire, United States. The new facility will increase production capacity of active pharmaceutical ingredients for the portfolio of biopharmaceuticals, and is expected to be operational in 2018. The production area of the facility is 14,800 square meters. The expected amount of investments for this new facility is approximately DKK 800 million. The facility is financed by cash flow from operating activities.

In May 2015, Novo Nordisk initiated the construction of a new facility in Kalundborg, Denmark for producing API for NovoSeven® and future products for treating haemophilia. The facility is expected to be operational by the end of 2020. The production area of the facility is 7,500 square meters. The expected amount of expenditures for this facility is approximately DKK 1,650 million. The facility is financed by cash flow from operating activities.

In November 2015, Novo Nordisk initiated the construction of a new facility in Hillerød, Denmark for producing medicines for the treatment of diabetes care and obesity. The facility is expected to be ready for use in 2019. The production area of the facility is 10,300 square meters. The expected amount of expenditures for this facility is approximately DKK 2,100 million. The facility is financed by cash flow from operating activities.

In March 2016, Novo Nordisk initiated the construction of a new diabetes API production facility in Clayton, North Carolina, United States. The facility is expected to be ready for use in 2020. The expected amount of expenditures for this facility is approximately DKK 13,200 million. The facility will be financed by cash flow from operating activities.

In May 2016, Novo Nordisk initiated construction of a new production facility for oral GLP-1 tablets in Måløv, Denmark. The facility is expected to be operational in 2019. The expected amount of expenditures for this facility is approximately DKK 985 million. The facility is financed by cash flow from operating activities.

Novo Nordisk Form 20-F 2017

ITEM 4A Unresolved staff comments

ITEM 4A    UNRESOLVED STAFF COMMENTS

None.

ITEM 5    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Critical accounting estimates
Reference is made to Note 1.1 ‘Principal accounting policies and key accounting estimates’ in our Annual Report 2017.

New accounting pronouncements
Reference is made to Note 1.2 ‘Changes in accounting policies and disclosures’ in our Annual Report 2017.

A. OPERATING RESULTS

Reference is made to the section ‘Forward-looking statements’ contained on page 3 and the discussion under the caption ‘Risk factors’ contained under Item 3. Reference is further made to our Annual Report 2017 ‘The Risk of Doing Business’ on pages 40-43.

The financial condition of the Group and its development are described in our Annual Report 2017 and our Annual Report 2016. The information in this section is based on these reports and should be read in conjunction with the annual reports. The analysis and discussions included in the annual reports are primarily based on the consolidated financial statements which are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

2017 compared with 2016
The following portions of our Annual Report 2017 constitute the Board of Directors’ and Executive Management’s discussion and analysis of results of operations (incorporated herein by reference):

‘Accomplishments and results 2017’ (pages 1-15)

2016 compared with 2015
The following portions of our Annual Report 2016 constitute the Board of Directors’ and Executive Management’s discussion and analysis of results of operations (incorporated herein by reference):

‘Accomplishments and results 2016’ (pages 1-15)

Segment information
Reference is made to Note 2.2 ‘Segment information’ in our Annual Report 2017 for details on segmented results.

Inflation
Inflation for the three most recent fiscal years has not had a material impact on the Group’s Net sales or Net profit.

Foreign currencies
The majority of Novo Nordisk’s sales are in foreign currencies, mainly USD, EUR, CNY, JPY, GBP and CAD, while a significant proportion of production, research and development costs are carried in DKK. Consequently, Novo Nordisk has significant exposure to foreign exchange risks and engages in significant hedging activities where the most significant exposure and hedging are related to USD, CNY, JPY, GBP and CAD, while the EUR exchange rate risk is regarded as low due to the Danish fixed-rate policy towards EUR. Thus, Novo Nordisk does not hedge the EUR exchange rate risk. For further description of foreign currency exposure, reference is made to the disclosure in Note 4.2 ‘Financial risks’ in our Annual Report 2017 and for further description of foreign currency exposure and hedging activities, reference is made to the description of financial instruments in Note 4.3 ‘Derivative financial instruments’ in our Annual Report 2017.

Governmental policies
Please refer to pages 16-43 ‘Our business’ in our Annual Report 2017 and Item 4.

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

Novo Nordisk Form 20-F 2017

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Financial resources
Reference is made to page 59 ‘Cash flow statement for the year ended 31 December’ and page 60 ‘Balance sheet’ in our Annual Report 2017. In addition Novo Nordisk has obtained a credit rating from two independent external rating agencies.

Novo Nordisk believes its financial resources are sufficient to meet its requirements for at least the next 12 months.

Cash flow in 2017, 2016 and 2015
Reference is made to page 59 ’Cash flow statement' for the year ended 31 December’ in our Annual Report 2017.

The most significant source of cash flow from operating activities is sales of diabetes care and obesity and biopharmaceutical products. Generally, other factors that affect operating earnings, such as pricing, volume, costs and exchange rates, also have an impact on realized cash flow from operating activities.

There are no material restrictions on the ability of subsidiaries with material cash amounts to transfer funds to the parent company, Novo Nordisk A/S.

Trade receivable program
Trade receivable program, as of December 31, 2017, 2016 and 2015, respectively, are shown in Note 4.2 ‘Financial risks’ in our Annual Report 2017.

Debt financing
No long-term loans were outstanding as of December 31, 2017 or 2016. Reference is made to page 60 ‘Balance sheet’ and Note 4.7 ‘Financial assets and liabilities’ in our Annual Report 2017 for information on Current debt.

Financial instruments
Novo Nordisk only hedges commercial exposures and consequently does not enter into derivative transactions for trading or speculative purposes. Currency hedging is done with foreign exchange forwards and foreign exchange options. Reference is made to Note 4.2 ‘Financial risks’ and Note 4.3 ‘Derivative financial instruments’ in our Annual Report 2017 for further information on financial instruments including currency exposure.

Commitments for capital expenditure etc.
Contractual obligations for capital expenditure and other contingent liabilities as of December 31, 2017 and 2016, respectively, are shown in Note 5.2 ‘Commitments’ in our Annual Report 2017.

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

The primary focus of Novo Nordisk’s research and development is on therapeutic proteins within diabetes, obesity, haemophilia, growth disorders and other serious chronic diseases.

Reference is made to Note 2.3 ‘Research and development costs’ in our Annual Report 2017 for research and development costs in 2017, 2016 and 2015, respectively. Novo Nordisk’s research and development organization comprised approximately 5,600 employees as of December 31, 2017.

In general, we expect that growth in research and development spending will follow a trend in line with sales growth indicating that the research and development cost to sales ratio is expected to be relatively constant in the foreseeable future. Thus, we currently expect to continue an expenditure level of around 13% of sales in research and development activities going forward.

The development project that accounted for the highest research and development spend in 2017 was oral semaglutide for which the 3a program, PIONEER, was initiated in 2016. Further, the research and development spend was driven by injectable semaglutide with initiation of several phase 3b trials in 2017 as well as the ramp-up of the phase 3b programme for fast-acting insulin aspart.

Information related to the spend ratio on clinical development activities and research activities can be found in Note 2.3 ‘Research and development costs’ in our Annual Report 2017.

Information related to selected research and development projects can be found under ‘Pipeline overview’ on pages 20-21 in our Annual Report 2017. Furthermore, a broader overview of our business activities can be found on pages 16-43 ‘Our business’.

Novo Nordisk Form 20-F 2017

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following Novo Nordisk compounds are currently in phase 3 development or have recently been filed for regulatory approval:

COMPOUND / BRAND NAME / INDICATION	Year entered into phase 3 or filed with the regulatory authorities	Patent expiration
Semaglutide (NN9535) / Type 2 diabetes	Phase 3 completed in 2016. United States: Approved December 2017. EU: Positive opinion obtained from Committee for Medicinal Products for Human Use December 2017.	2031[1]

Oral semaglutide (NN9924) / Type 2 diabetes	Phase 3 initiated in 2016.	2031[1]

N8-GP (NN7088) / Haemophilia A	Phase 3 completed in 2014, production facility operational in 2018. Filing for regulatory review in the United States and the EU expected in 2018.	2032[2]

NN8640 Once-weekly human growth hormone / Growth disorder	Phase 3 in AGHD completed in 2017.	2034[3]

1 Current estimate
2 Current estimate United States. EU estimate 2034, Japan expiry 2034
3 Current estimate United States. EU estimate 2035, Japan expiry 2035

During 2017 Novo Nordisk has not discontinued any development projects in phase 3.

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

In assessing the criteria listed above, and as described in ‘The Risk of Doing Business’ on pages 40-43 in our Annual Report 2017, it is important to note that at any one stage of development, due to the uncertainties inherent to clinical development and the regulatory approval process, there is a significant degree of uncertainty and risk that the project will not be successful. The nature of our development activities is such that a compound must first be proven to work by means of multiple clinical trials, which may require treatment of thousands of patients and could take years to complete. Even if initial results of preclinical studies or clinical trial results are promising, we may obtain different results that fail to show the desired levels of safety and efficacy, or we may not obtain applicable regulatory approval for a variety of other reasons. The compound must be accepted by either the FDA, the European Medicines Agency or similar agencies around the world, each of which may have differing requirements. During each stage, there is a substantial risk that we will encounter serious obstacles which will further delay us, or that we will not achieve our goals and, accordingly, may abandon a product in which we have invested substantial resources. Furthermore, the commercial potential of a project is dependent on the label granted by the regulatory authority upon approval. The label specifies for which indications a product can be used, major and minor safety concerns associated with drug treatment as well as if the drug can be combined with other types of medication. Thus a label can restrict usage substantially.

Due to the risks and uncertainties involved in progressing through pre-clinical development and clinical trials, and the time and cost involved in obtaining regulatory approvals, we cannot reasonably estimate the nature, timing, completion dates and costs of the efforts necessary to complete the development.

Given the uncertainties related to the process of product development, during the periods presented in our 2017 Form 20-F no single project in product development was significant based on the qualitative and quantitative criteria. However, during the periods presented two groups of projects were considered significant; the diabetes care and obesity group and the biopharmaceuticals group.

Reference is made to the caption ‘Risk factors’ contained under Item 3.

Novo Nordisk Form 20-F 2017

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

D. TREND INFORMATION

The key drivers behind Novo Nordisk’s performance continue to be the changes in demographics globally reflecting a continuous growth in the proportion of people who live in cities (urbanization), an increasing proportion of elderly people and a growing problem of obesity. These trends have contributed to the significant increase in the number of people with diabetes worldwide. According to the International Diabetes Federation, the number of people with diabetes is expected to increase to around 629 million by 2045 from 425 million in 2017. Diabetes care and obesity is Novo Nordisk’s largest segment comprising more than 80% of sales. The epidemic growth in the number of people with diabetes, continuing transition from older to newer insulin generations, and new delivery devices and market share gains in some segments of the market are all driving Novo Nordisk’s growth within the diabetes care and obesity segment. Further, the roll-out of a number of new products within diabetes care and obesity (Ozempic®, Tresiba®, Ryzodeg®, Xultophy®, FIAsp® and Saxenda®) are expected drivers of sales in the segment.

The other segment of Novo Nordisk is biopharmaceuticals, which comprises haemophilia care, growth hormone therapy and hormone replacement therapy. In 2017, sales of haemophilia products remained unchanged, driven by NovoSeven® and the continued roll-out of NovoEight® in Region Europe and North America Operations. This was partly offset by lower NovoSeven® sales in Region Latin America and Region Japan & Korea. With a new competitive product expected to enter the market for treatment of haemophilia with inhibitors in 2018, Novoseven® sales are at risk of significant erosion in the coming years. Sales of human growth disorder products declined in 2017, reflecting a significant positive non-recurring adjustment in the USA in the first quarter of 2016, related to rebates in the Medicaid patient segment for the period 2010-2015, as well as an impact from intensified competition resulting in lower realised prices and to some extent lower volumes in the United States. Sales of the hormone replacement therapy product Vagifem® declined significantly in 2017 due to the loss of exclusivity for the sale of Vagifem® in the United States since October 2016.

In the United States, significant sales rebates are paid in connection with public healthcare insurance programs, such as Medicare and Medicaid, as well as rebates to pharmacy benefit managers (PBMs) and managed care organizations. Key customers in the United States include private payers, PBMs and government payers. Increasingly, PBMs and managed care organizations play a key role in negotiating price concessions with drug manufacturers on behalf of payers for both the commercial and government channels, and determining the list of drugs covered in the health plan’s formulary. Specifically, there are three primary drivers:

•	Competetive pressure from other manufacturers diabetes care products

•
Payer pressure to reduce the overall drug costs has resulted in greater focus on negotiating higher rebates from drug manufacturers. Private payers are increasingly keen to adopt narrow formularies that exclude certain drugs, while securing increased rebates from the preferred brands.

•	Recent industry consolidation among payers has led to increasing pricing pressure for pharmaceutical companies.

In 2017, payers have continued to leverage their size and control to demand higher rebates. Moreover, the level of competition has intensified, namely in the basal insulin segment following the launch of a biosimilar glargine in December 2016. As a result, average prices after rebates for the Novo Nordisk portfolio in 2017 in the United States have been declining.

For 2018, average prices after rebates are expected to be lower compared with the levels in 2017, predominantly driven by the basal insulin segment.

For further information on trends, reference is made to the section ‘Accomplishments and results 2017’ on pages 1-15 in our Annual Report 2017. Information about expectations for the financial year 2018 can be found on pages 8-9 in the subsection ‘Outlook 2018’.

E. OFF-BALANCE SHEET ARRANGEMENTS

Reference is made to Note 4.2 ‘Financial risks’ and Note 5.2 ‘Commitments’ in our Annual Report 2017.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Reference is made to Note 5.2 ‘Commitments’ in our Annual Report 2017.

Novo Nordisk Form 20-F 2017

ITEM 6 DIRECTORS, EXECUTIVE MANAGEMENT AND EMPLOYEES
ITEM 6    DIRECTORS, EXECUTIVE MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND EXECUTIVE MANAGEMENT

Reference is made to pages 54-55 in our Annual Report 2017 for name, position and period of service as director for the members of the Board of Directors.

Reference is made to page 56 in our Annual Report 2017 for name, position, age, year of appointment and year of joining Novo Nordisk for the members of Executive Management. On January 1, 2017, Lars Fruergaard Jørgensen became CEO, succeeding Lars Rebien Sørensen, who retired from the Company at the end of 2016. Jakob Riis left the company in March 2017 and was succeeded by Doug Langa as a member of Executive Management. Lars Green was appointed executive vice president in July 2017 and Camilla Sylvest was appointed executive vice president in October 2017.

The Board of Directors has the overall responsibility for the affairs of the Company. Reference is made to pages 46-49 in our Annual Report 2017.

The activities of the members of Board of Directors and members of Executive Management outside the Company are included in our Annual Report 2017 on pages 54-56.

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

B. COMPENSATION

Reference is made to the section ‘Remuneration’ on pages 50-53 and Notes 5.1 'Share-based payment schemes' and the section ' Management's holding of Novo Nordisk shares' on page 95 in our Annual Report 2017 regarding compensation.

C. BOARD PRACTICES

Reference is made to ‘Corporate governance’ on pages 46-49 in our Annual Report 2017 regarding board practices. The year of election for each member of the Board of Directors and the year of appointment for each member of Executive Management is included in our Annual Report 2017 on pages 54-56.

D. EMPLOYEES

Reference is made to the section entitled ‘Employees’ on pages 11-12 and ‘Performance highlights’ on page 14-15 in our Annual Report 2017 regarding the total number of full-time employees in Novo Nordisk at year-end for the years 2013–2017.

EMPLOYEES	2017	2016	2015
Employees outside Denmark as a percentage of total number of employees	59%	57%	58%

Executive Management believes that the Company has a good relationship with its employees in general and with the labor unions of the Novo Nordisk employees.

Novo Nordisk believes that the current personnel policy results in low staff turnover, high engagement, and ease in recruiting new employees. The Company has not experienced any significant labor disputes.

E. SHARE OWNERSHIP

For information on the Board of Directors’ and Executive Management’s individual holdings of shares and restricted stock units and granting of shares, reference is made to the section ‘Remuneration’ on pages 50-53 and page 95 ‘Management’s holdings of Novo Nordisk shares’ in our Annual Report 2017. The members of the Board of Directors and Executive Management and key management executives in the aggregate hold less than 1% of the beneficial ownership of the Company.

For information on the Board of Directors’ and Executive Management’s individual holdings of and trading in Novo Nordisk shares during 2017, reference is made to the section ‘Remuneration’ on pages 50-53 and page 95 ‘Management’s holdings of Novo Nordisk shares’ in our Annual Report 2017. As of January 31, 2018 the Board of Directors and Executive Management owned 908,317 B shares.

Novo Nordisk Form 20-F 2017

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

In the period from January 1, 2018 until February 1, 2018, no B shares were sold or purchased by the members of the Board of Directors or Executive Management. The internal rules on trading in Novo Nordisk securities by members of the Board of Directors and Executive Management only permit trading in the 15 calendar-day period following each quarterly earnings announcement. Following the quarterly earnings announcement release on February 1, 2018, the Executive Management received 69,429 B shares in accordance with the long-term incentive program and a total of 64,321 B shares were sold, hence as of February 7, 2018, the Board of Directors and Executive Management owned 913,425 B shares.

To commemorate that the turnover of the group passed DKK 100 billion for the first time in 2015 all employees in the Company (excluding NNE A/S and Novo Nordisk Invest 4 A/S (formerly Steno Diabetes Center A/S)) as per January 1, 2016 were offered 50 restricted stock units. A restricted stock unit gives the holder the right to receive one Novo Nordisk B-share free of charge in February 2019 subject to continued employment.

It is estimated that 1,500,000 B shares will be needed for the program. No dividends will be paid on the restricted stock units and the holders will have no voting rights until the restricted stock units are converted to shares in February 2019.

Reference is made to Note 5.1 ‘Share based payment schemes’ in our Annual Report 2017.

ITEM 7    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS
The total share capital of the Company is split in two classes, A shares and B shares, each with different voting rights. The A shares have 200 votes per DKK 0.20 of the A share capital and the B shares have 20 votes per DKK 0.20 of the B share capital. Treasury shares have no votes at the Annual General Meeting.

All of the A shares of the Company are held by Novo Holdings A/S, a wholly-owned subsidiary of the Novo Nordisk Foundation (the ‘Foundation’). As of December 31, 2017, the A shares represented approximately 74% of the votes exercisable at the Annual General Meeting.

The Foundation is a self-governing and self-owned organization whose main purposes are to be a stable base for the business and research activities of the subsidiaries of Novo Holdings A/S, and to support medical research and other scientific, humanitarian and social objectives.

The purpose of Novo Holdings A/S in relation to Novo Nordisk A/S is to administer its portfolio of securities and minority capital interests and to administer and vote on the A shares and B shares in Novo Nordisk A/S, thereby creating a satisfactory financial return for the Foundation.

Under its statutes, the Foundation is governed by a Board of Directors, which must be comprised of at least six and not more than 12 members and at least two members must have a medical or scientific background. Members of the Foundation’s Board of Directors are typically nominated by the nomination committee and elected by a two-thirds vote of the members who have themselves been elected pursuant to the statutes. Any member can be removed as provided for in the Danish Act on Foundations (‘lov om erhvervsdrivende fonde’). In addition, employee representatives are elected for four-year terms by the employees of the subsidiaries of the Foundation, in accordance with Danish law. No person or entity exercises any kind of formal influence over the Foundation’s Board. The Foundation’s Board currently consists of nine persons, one of whom is also an employee elected member of the Board of Directors of Novo Nordisk A/S (Anne Marie Kverneland).

Under its statutes, Novo Holdings A/S is governed by a Board of Directors, which must be comprised of at least three and not more than nine members who are elected annually by shareholder vote. According to the Foundation’s statutes, its Board of Directors can and shall provide for members of its own Board of Directors to be elected to Novo Holdings A/S’s Board of Directors. Novo Holdings A/S’s Board of Directors currently has six members, with three directors who are also members of the Board of the Foundation (Sten Scheibye, Steen Risgaard and Lars Rebien Sørensen) and two directors who are also members of the Board of Directors of Novo Nordisk A/S (Göran Ando and Jeppe Christiansen). The Chairman of the Foundation’s Board of Directors (Sten Scheibye) serves as the Chairman of Novo Holdings A/S’s Board of Directors.

According to the statutes, the Foundation, in exercising its voting rights through Novo Holdings A/S at Novo Nordisk A/S’s General Meetings, must vote with regard for what is in Novo Nordisk’s best interest. A shares held by Novo Holdings A/S cannot be sold or be subject to any disposition so long as the Foundation exists. The dissolution of the Foundation or any change in its objectives requires the unanimous vote of the Foundation’s Board of Directors. Other changes in the Foundation’s statutes require the approval of two-thirds of the members of the Foundation’s Board of Directors. In addition, changes in the Foundation’s statutes require approval of the Danish Foundation Authorities. According to its statutes, the Foundation is required to maintain material influence over Novo Nordisk A/S and its majority vote in Novo Holdings A/S.

For further information reference is made to ‘Shares and capital structure’ on pages 44-45 in our Annual Report 2017 and to ‘Shares and capital structure’ on pages 44-45 in our Annual Report 2016.

Novo Nordisk Form 20-F 2017

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The B shares of the Company are registered with Værdipapircentralen (‘VP Securities’) and are not represented by certificates. Generally, VP Securities does not provide the Company with information with respect to registration. However, set forth below is information as of January 31, 2018 with respect to (a) any shareholder who is known to the Company to be the owner of more than 5% of any class of the Company’s securities and (b) the total amount of any class owned by Novo Nordisk A/S and its affiliates (treasury shares) and by the Board of Directors and Executive Management as a group:

Title of class	Identity of person or group	Shares owned		Percent of class	Percent of total votes

A shares	Novo Holdings A/S	537,600,400	*	100.00	73.86
B shares	Novo Holdings A/S	163,814,000	**	8.35	2.25
B shares	Novo Nordisk A/S and subsidiaries (treasury shares)	60,510,777		3.08	0.00
B shares	Board of Directors and Executive Management	908,317	***	0.05	0.01
*) The number of A shares is calculated as an equivalent of the trading size (DKK 0.20) of the listed B shares but is not formally divided into number of shares. The A shares are not listed on any stock exchange.
**) As of February 5, 2018 the B shares owned by Novo Holdings A/S was 160,726,590 (corresponding to 8.19 percent of class and 2.21 percent of total votes).
***) As of February 7, 2018 the shares owned by Board of Directors and Executive Management was 913,425 (corresponding to 0.05 percent of class and 0.01 percent of total votes).

In 2015 and 2016, shares with an aggregate purchase price of DKK 17.2 billion and DKK 15.1 billion, respectively, were repurchased under the Company’s share repurchase program.

In February 2017, Novo Nordisk announced a new DKK 16 billion share repurchase program. Under this program and the previous share repurchase program completed in January 2017, 60,470,255 shares corresponding to DKK 16.8 billion were repurchased during 2017. The February 2017 share repurchase program was completed in January 2018.

In February 2018, Novo Nordisk announced a new DKK 14 billion share repurchase program to be executed during the following 12 months.

After the shareholders’ approval of the proposed reduction of the Company’s share capital at the Annual General Meeting on March 23, 2017, 50,000,000 shares were canceled in April 2017, reducing the number of treasury shares accordingly.

As no complete records of all holders of B shares exist, it is not possible to give an accurate breakdown of the holdings and number of holders of B-shares per country. It is, however, estimated that approximately 28% of the B share capital was held in Denmark as of December 31, 2017. Approximately 33% of the B share capital is estimated to be held in North America. The estimated total number of shareholders is more than 250,000 of whom more than 200,000 are estimated to be Danish residents and more than 30,000 to be resident in the United States.

B. RELATED PARTY TRANSACTIONS
Related parties include the Novo Nordisk Foundation, Novo Holdings A/S, Novozymes A/S, Innate Pharma SA, Xellia Pharmaceuticals ApS (due to shared controlling shareholder, Novo Holdings A/S) and NNIT A/S being an associated company with shared controlled shareholding between Novo Holdings A/S and Novo Nordisk A/S. Novo Nordisk has access to certain assets of and can purchase certain services from Novo Holdings A/S and Novozymes A/S and vice versa. All agreements relating to such assets and services are based on the list prices used for sales to third parties where such list prices exist, or the price has been set at what is regarded as market price. The material terms of these agreements are renegotiated on a regular basis.

Related party transactions in 2017, 2016 and 2015 were primarily payments for services provided between the Novo Nordisk Group and the Novozymes Group, Xellia Pharmaceuticals ApS and transactions with associated companies. The overall financial impact of these related party transactions is limited.

As a result of the initial public offering of NNIT A/S in March 2015, Novo Nordisk A/S disposed 74.5% out of the 100% interest held in NNIT A/S. On February 2, 2018, Novo Nordisk disposed further 8.0% of the shareholding in NNIT A/S to Novo Holdings A/S. Consequently, Novo Nordisk holds 17.5% of the shareholding in NNIT A/S. NNIT A/S is considered to be an associated company. Being an associated company to Novo Nordisk A/S, NNIT A/S is considered to be a related party. For further information reference is made to Note 2.5 ‘Other operating income, net’ in our Annual Report 2017.

On June 2, 2017, Novo Nordisk A/S entered into an agreement with Innate Pharma SA under which Innate Pharma SA acquired an exclusive license to Novo Nordisk A/S's anti-C5aR antibody program. The terms of the agreement provided for an upfront payment of EUR 40 million, of which EUR 37.2 million was paid in Innate Pharma SA shares and EUR 2.8 million was paid in cash. Novo Nordisk A/S is eligible for up to an additional EUR 370 million by way of development, regulatory and sales milestone payments and to double digit royalties on future net sales. With the allocation of shares in Innate Pharma SA, Novo Nordisk A/S stake in the share capital of Innate Pharma SA is 15.5%.

Novo Nordisk Form 20-F 2017

ITEM 8 FINANCIAL INFORMATION

On February 5, 2018, Novo Nordisk A/S purchased 3,087,410 B shares of a value of DKK 954 million from Novo Holdings A/S as a part of Novo Nordisk's 2018 share repurchase program. The transaction price is DKK 308.90 per share and has been calculated as the volume weighted average market price from 1 February to 5 February 2018 in the open window following the announcement of Novo Nordisk A/S’ 2017 financial results.

Since December 31, 2017, there have been no further significant transactions with related parties out of the ordinary course of business. For further information reference is made to Note 5.3 ‘Related party transactions’ in our Annual Report 2017 and Note 5.3 ‘Related party transactions’ in our Annual Report 2016.

There have not been and there are no loans to members of the Board of Directors or Executive Management in 2017, 2016 or 2015.

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8    FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The financial statements required by this item accompany this annual report in the form of our Annual Report 2017 (see Exhibit no. 15.1).

Legal proceedings
Reference is made to Note 3.6 ‘Provisions and contingent liabilities’ in the Annual Report 2017 regarding legal proceedings.

Dividends
At the Annual General Meeting in March 2015, the Board of Directors was granted an authorization to distribute extraordinary dividends. Hence the Board of Directors has been given authority to pay interim dividends without obtaining specific approval from the Annual General Meeting. In August 2017 Novo Nordisk paid out an interim dividend of DKK 3.00 per share.

At the Annual General Meeting March 22, 2018, the Board of Directors will propose a final dividend of DKK 4.85 for each Novo Nordisk A and B share. The total dividend for 2017 of DKK 7.85 includes both the interim dividend of DKK 3.00 for each Novo Nordisk A and B share which was paid in August 2017, and the final dividend of DKK 4.85 for each Novo Nordisk A and B share to be paid in March 2018. The total dividend increased by 3% compared with the 2016 dividend of DKK 7.60 for each Novo Nordisk A and B share. The total dividend for 2017 corresponds to a payout ratio of 50.4%, whereas Novo Nordisk’s peer group of comparable pharmaceutical companies operated with a payout ratio of around 50% in 2016. No dividends will be paid on the Company’s holding of its treasury shares. For further information reference is made to ‘Shares and capital structure’, on pages 44-45 in our Annual Report 2017.

B. SIGNIFICANT CHANGES

No significant events have occurred since the date of the annual financial statements. For description of important events and achievements in 2017, reference is made to ‘Accomplishments and results 2017’, on pages 1-15 in our Annual Report 2017.

ITEM 9    THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

The table below sets forth for the calendar periods indicated, in the first two columns, high and low prices for the B shares as reported by the Nasdaq Copenhagen and, in the third and fourth columns, high and low ADR prices as reported by the New York Stock Exchange.

Share price	DKK per B share*		USD per ADR*
	High	Low	High	Low

2013	220.00	169.60	38.89	29.90
2014	286.20	198.00	49.11	36.61
2015	415.00	260.70	60.34	41.72
2016	406.70	218.20	58.16	30.89
2017	339.80	225.60	54.12	32.83

Novo Nordisk Form 20-F 2017

ITEM 9 THE OFFER AND LISTING

2016
1st Quarter	406.70	305.10	58.16	46.17
2nd Quarter	380.00	315.30	57.81	50.26
3rd Quarter	384.80	274.30	57.41	41.27
4th Quarter	288.90	218.20	41.96	30.89

2017
1st Quarter	261.70	225.60	37.08	32.83
2nd Quarter	296.80	238.50	44.56	33.97
3rd Quarter	309.30	260.20	49.45	41.03
4th Quarter	339.80	297.40	54.12	47.35

August 2017	298.20	260.20	47.77	41.09
September 2017	309.30	293.80	49.45	45.17
October 2017	327.00	297.40	50.95	47.35
November 2017	331.90	307.00	52.32	48.77
December 2017	339.80	317.10	54.12	50.40
January 2018	354.80	332.10	58.37	54.36
February 2018 (through February 7)	321.80	291.50	56.49	48.61
*) Following the change in trading units as of January 2, 2014, all quotes for 2013 are restated to reflect the new trading unit of DKK 0.20 per B share and a ratio of B shares to ADRs of 1:1.

Reference is made to our Annual Report 2017 ‘Shares and capital structure’ on pages 44-45.

B. PLAN OF DISTRIBUTION

Not applicable.

C. MARKETS

The Company’s share capital consists of A shares and B shares. As described above, the A shares are owned by the Novo Nordisk Foundation through its wholly-owned subsidiary Novo Holding A/S and are not listed or traded on any stock exchange. The B shares have been publicly traded since 1974 and have been listed on Nasdaq Copenhagen since that time. The Nasdaq Copenhagen is the main trading market for the B shares.

American Depositary Receipts representing the B shares (‘ADRs’), as evidenced by American Depositary Receipts issued by JPMorgan Chase Bank of New York, as the Depositary, have been listed on the New York Stock Exchange since 1981. As of December 31, 2017, 205,451,392 B share equivalents (representing 10.77% of the outstanding B shares, adjusted for the treasury shares) were held in the form of ADRs.

D. SELLING SHAREHOLDERS

Not applicable.

E. DILUTION

Not applicable.

F. EXPENSES OF THE ISSUE

Not applicable.

Novo Nordisk Form 20-F 2017

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

According to the Danish Companies Act, no member of the Board of Directors or the Executive Management may take part in the consideration of any business involving agreements between any member of the Group and himself, legal actions brought against the individual, or any business involving agreements between any member of the Group and any third party or legal actions brought against any third party, if the individual has a major interest therein that might conflict with Novo Nordisk A/S’s interests. The Danish Companies Act also prohibits Novo Nordisk A/S from granting loans or providing securities to any member of the Board of Directors and anyone particularly close to such a member of the Board of Directors.

The remuneration of the Board of Directors must be approved by Novo Nordisk A/S’ shareholders at the Annual General Meeting.

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

The holders of A shares have a pro-rata right of first refusal with regard to any A shares sold by another shareholder. However, currently all A-shares are owned by Novo Holdings A/S and according to the Articles of Association of Novo Holdings A/S, the A shares cannot be divested.

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

Novo Nordisk Form 20-F 2017

ITEM 10 ADDITIONAL INFORMATION

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

General Meetings shall be called by the Board of Directors not earlier than five weeks and not later than three weeks prior to the General Meeting. The notice calling such General Meeting, stating the agenda for the meeting, shall be published on the Company’s website: novonordisk.com (the contents of this website are not incorporated by reference into this Form 20-F). The notice convening the meeting shall also be forwarded by mail or by email in writing to all shareholders entered in the Register of Owners who have so requested.

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

Change of control
There is no provision in the Articles of Association, nor any other constituent document, that would have an effect of delaying, deferring or preventing a change in control of Novo Nordisk A/S and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company (or any of its subsidiaries). However, based on the current shareholder structure, the voting rights held by holders of A shares outlined above afford the Novo Nordisk Foundation, acting through its wholly-owned subsidiary Novo Holdings A/S, to have veto power against any change of control.

Ownership disclosure
According to the Danish Capital Market Act and the Danish Companies Act, shareholders of Novo Nordisk A/S must notify the Danish Financial Supervisory Authority and Novo Nordisk A/S of their ownership if they own 5% or more of the voting rights or share capital. Also, shareholders must notify changes in holdings if thresholds of 5%, 10%, 15%, 20%, 25%, 50%, 90% or 100% and 1/3 and 2/3 of the voting rights or share capital are crossed.

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

Novo Nordisk Form 20-F 2017

ITEM 10 ADDITIONAL INFORMATION

E. TAXATION

Danish Taxation
The following summary outlines certain Danish tax consequences to U.S. Holders (as defined below):

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

U.S. Taxation
The following summary outlines certain U.S. federal income tax consequences for U.S. Holders (defined below) of owning and disposing of ADRs or B shares. A ‘U.S. Holder’ is a holder who, for U.S. federal income tax purposes, is a beneficial owner of ADRs or B shares that is eligible for the benefits of the Current Convention and is (i) a citizen or individual resident of the United States, (ii) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any state therein or the District of Columbia, or (iii) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source. This discussion applies only to a U.S. Holder that holds ADRs or B shares as capital assets for U.S. tax purposes and does not apply to persons that own or are deemed to own ADRs or common shares representing 10% or more of the voting power or value of Novo Nordisk. In addition, this discussion does not describe all of the tax consequences or potentially different tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including tax consequences applicable to U.S. Holders subject to special rules, such as certain financial institutions, entities classified as partnerships for U.S. federal income tax purposes, persons subject to the provisions of the U.S. Internal Revenue Code and Treasury regulations thereunder commonly known as the Medicare contribution tax, persons subject to the alternative minimum tax, or persons holding ADRs or B shares in connection with a trade or business conducted outside of the United States. This discussion is based, in part, on certain representations by the Depositary and assumes that each obligation under the deposit agreement will be performed in accordance with its terms. This discussion assumes that the Company is not, and will not become, a passive foreign investment company for U.S. federal income tax purposes.

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

Novo Nordisk Form 20-F 2017

ITEM 10 ADDITIONAL INFORMATION

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

Certain U.S. Holders who are individuals (and certain specified entities) may be required to report information relating to securities issued by a non-U.S. person or foreign accounts through which such securities are held, subject to certain exceptions (including an exception for securities held in accounts maintained by U.S. financial institutions). U.S. Holders should consult their tax advisers regarding their possible reporting obligations with respect to the ADRs or B shares.

The foregoing sections offer a general description and U.S. Holders should consult their tax advisers to determine the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of ADRs or B shares in their particular circumstances.

F. DIVIDENDS AND PAYING AGENTS

Not applicable.

G. STATEMENTS BY EXPERTS

Not applicable.

H. DOCUMENTS ON DISPLAY

Documents referred to and filed with the SEC together with this Form 20-F can be read and copied at the SEC’s public reference room located at 100 F Street, NE, Washington, DC 20549. Please call the United States Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms.

Novo Nordisk Form 20-F 2017

ITEM 11 QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISKS

Copies of the Form 20-F as well as our Annual Report 2017 and Annual Report 2016 can be downloaded from the Investors pages at novonordisk.com. The contents of this website are not incorporated by reference into this Form 20-F. The Form 20-F is also filed and can be viewed via EDGAR on www.sec.gov.

I. SUBSIDIARY INFORMATION

Not applicable.

ITEM 11    QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISKS

Financial exposure and financial risk management
For a description and discussion of the Company’s foreign exchange risk management, interest rate risk management, counterparty risk management and equity price risk management, reference is made to Note 4.2 ‘Financial risks’ and ‘The Risk of Doing Business’ on pages 40-43 in our Annual Report 2017.

Sensitivity analysis
When conducting a sensitivity analysis, the Group assesses the change in fair value on the market-sensitive instruments following hypothetical changes in market rates and prices. The rates used to mark-to-market the instruments are market data as of December 29, 2017.

Interest rate sensitivity analysis
For information on Interest rate sensitivity analysis in the financial year of 2017, reference is made to Note 4.2 ‘Financial risks’ in our Annual Report 2017.

Foreign exchange sensitivity analysis
For information on Foreign exchange sensitivity analysis in the financial year of 2017, reference is made to Note 4.2 ‘Financial risks’ and ‘The Risk of Doing Business’ on pages 40-43 in our Annual Report 2017.

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

The ADRs are traded under the code NVO on the New York Stock Exchange and the underlying security is the Novo Nordisk B share, NOVO-B on Nasdaq Copenhagen. Each ADR represents one deposited Novo Nordisk B share. One ADR carries the same voting rights as one Novo Nordisk B share. The Depositary distributes relevant notices, reports and proxy materials to the holders of the ADRs. When dividends are paid to shareholders, the Depositary converts the amounts into U.S. dollars and distributes the dividends to the holders of the ADRs.

The holder of an ADR may have to pay the following fees and charges related to services in connection with the ownership of the ADR up to the amounts set forth in the table below.

Novo Nordisk Form 20-F 2017

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

J.P. Morgan, as Depositary, has agreed to reimburse certain reasonable expenses related to Novo Nordisk’s ADR program and incurred by Novo Nordisk in connection with the program. In the year ended December 31, 2017, the Depositary reimbursed USD 4,789,098.42 for costs related to investor relations activities.

Novo Nordisk Form 20-F 2017

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

Novo Nordisk Management, including the Chief Executive Officer and Chief Financial Officer, evaluated the Company’s disclosure controls and procedures as of December 31, 2017. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2017, the Company’s disclosure controls and procedures were effective at the reasonable assurance level.

In designing and evaluating the disclosure controls and procedures, Management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

Report of Novo Nordisk Management on Internal Control over Financial Reporting
Novo Nordisk’s Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and Chief Financial Officer, and effected by the Company’s Board of Directors, Management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Novo Nordisk Management, including the Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2017, using the criteria established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (‘COSO’). Based on this assessment, Novo Nordisk Management, including the Chief Executive Officer and Chief Financial Officer, concluded that, as of December 31, 2017, the Novo Nordisk Group’s internal control over financial reporting was effective based on criteria stated in Internal Control – Integrated Framework (2013) issued by the COSO.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2017 has been audited by PricewaterhouseCoopers, Statsautoriseret Revisionspartnerselskab, Denmark, an independent registered public accounting firm, as stated in their report which appears on page 37 of this Form 20-F.

Changes in internal controls over financial reporting
There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A    AUDIT COMMITTEE FINANCIAL EXPERTS

In March 2017, the Board of Directors elected the following individuals to the Audit Committee: Liz Hewitt (Audit Committee Chairman and Financial Expert), Helge Lund (Audit Committee Member and Financial Expert), Sylvie Grégoire (Audit Committee Member) and Stig Strøbæk (Audit Committee Member).

As such, the Audit Committee is comprised of four members elected by the Board of Directors. One member is designated as chairman and two members are designated as Audit Committee Financial Experts as defined by the SEC.

Novo Nordisk Form 20-F 2017

ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERTS

Three members qualify as independent as defined by the SEC and one member relies on an exemption. See item 16D below. Financial expert Liz Hewitt and financial expert Helge Lund are independent as defined by the SEC.

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

For further information on the Novo Nordisk Way, reference is made to ‘Leading the Novo Nordisk Way’ on pages 16-17 in our Annual Report 2017. The Novo Nordisk Way and our Business Ethics Code of Conduct may be found on our website at novonordisk.com (the contents of the website are not incorporated by reference into this Form 20-F).

ITEM 16C    PRINCIPAL ACCOUNTANT FEES AND SERVICES

Reference is made to Note 5.4 ‘Fee to statutory auditors’ in our Annual Report 2017 regarding fees paid to our statutory auditors.

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

Audit-Related Fees
Fees for audit-related services consist of fees billed for assurance and related services that are related to the performance of the audit or review of the Company’s social and environmental reporting included in our Annual Report 2017 and also include consultations concerning financial accounting reporting standards.

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

ITEM 16D    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Novo Nordisk’s ADRs are listed on the New York Stock Exchange, the corporate governance rules of which require a foreign private issuer such as Novo Nordisk to have an Audit Committee that satisfies the requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended. These requirements include a requirement that the Audit Committee be composed of members that are “independent” of the issuer, as defined in the Rule, subject to certain exemptions. Of the current four members of Novo Nordisk’s Audit Committee, Stig Strøbæk is a current employee of Novo Nordisk who has been elected to the Board of Directors by the employees pursuant to the Danish Companies Act (in Danish: "Selskabsloven"). The Danish Companies Act requires any limited liability company with more than 35 employees on average over a three-year period to organize a vote in which the employees are entitled to decide whether they would like employee representation on the Board of Directors. Stig Strøbæk is not an executive officer of Novo Nordisk. Accordingly, his service on the Audit Committee is permissible pursuant to the exemption from the independence requirements provided for by paragraph (b)(1)(iv)(C) of Rule 10A-3. Novo Nordisk does not believe the reliance on such exemption would materially adversely affect the ability of the Audit Committee to act independently and to satisfy the other requirements of the Rule 10A-3.

Novo Nordisk Form 20-F 2017

ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
ITEM 16E    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

	Total Number of Shares Purchased (a)*	Average Price Paid per Share in DKK (b)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (c)	Maximum Approximate Value of Shares that may yet be purchased under the Plans or Programs in DKK (d)
2016 repurchase program
Status year end 2016**	43,743,607	308.27	43,582,251	1,514,969,612
January 1-31, 2017	6,027,424	251.35	49,771,031	0
Total***	49,771,031	301.38	49,771,031	0

2017 repurchase program				16,000,000,000
February 1-28, 2017	5,389,975	241.83	5,389,975	14,696,532,375
March 1-31, 2017	6,517,146	236.59	11,907,121	13,154,667,295
April 1-30, 2017	4,354,272	251.85	16,261,393	12,058,050,642
May 1-31, 2017	4,600,306	275.61	20,861,699	10,790,173,522
June 1-30, 2017	4,813,780	287.64	25,675,479	9,405,524,718
July 1-31, 2017	5,191,592	273.04	30,867,071	7,988,028,454
August 1-31, 2017	5,070,900	283.75	35,937,971	6,549,181,358
September 1-30, 2017	4,579,590	301.42	40,517,561	5,168,816,034
October 1-31, 2017	4,374,270	312.92	44,891,831	3,800,028,972
November 1-30, 2017****	5,785,000	321.04	50,676,831	2,942,819,871
December 1-31, 2017	3,766,000	330.56	54,442,831	1,697,935,084
Total	54,442,831	281.07	54,442,831	1,697,935,084
*) All shares purchased through a publicly announced program.
**) Shares purchased under 2016 repurchase program during 2016.
***) As of Januay 31, 2017, Novo Nordisk had repurchased a total of 49,771,031 B shares equal to a transaction value of DKK 15 billion. The DKK 15 billion share repurchase program announced February 3, 2016 was thereby concluded.
****) On November 1, 2017 the DKK 16.0 billion share repurchase program announced February 2017 was increased by DKK 1 billion to DKK 17.0 billion.

Note to column (a) and (d)
The Board of Directors has been authorized by the Annual General Meeting to acquire up to 10% of the share capital at the price quoted at the time of the purchase with a deviation of up to 10%. This authorization is renewed annually at the annual general meeting. If the limit of 10% is reached, a number of shares would have to be cancelled before further purchases can be made. The cancellation of shares must be approved by the shareholders.

Under this authorization, a share repurchase program for 2016 of DKK 15 billion was completed in January 2017. A new share repurchase program for 2017 of DKK 16 billion initiated in February 2017, and increased by DKK 1 billion on November 1, 2017, was completed in January 2018. The shares have been purchased through a bank directly in the market.

Column (a) shows shares Novo Nordisk purchased as part of our share repurchase program initiated in February 2016 (completed in January 2017) and our share repurchase program initiated in February 2017.

Notes to columns (c) and (d)
In order to maintain capital structure flexibility, the Board of Directors intends to propose at the Annual General Meeting on March 22, 2018, a reduction in the B share capital, by cancellation of 50 million shares (nominal value DKK 0.20) of current treasury B shares, to DKK 382,512,800. This would correspond to a 2% reduction of the total share capital.

ITEM 16F    CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable.

Novo Nordisk Form 20-F 2017

ITEM 16G CORPORATE GOVERNANCE
ITEM 16G    CORPORATE GOVERNANCE

Novo Nordisk A/S is a public limited company incorporated in Denmark and admitted to trading on Nasdaq Copenhagen. As a result, it follows the applicable Danish Corporate Governance Recommendations as amended on May 6, 2013 (last updated in November 2014) in respect of its corporate governance practices. The Danish Corporate Governance Recommendations has been further amended in 2017; however, the new amendments will only apply beginning in the fiscal year 2018.

Novo Nordisk has ADRs listed on the New York Stock Exchange (the “NYSE”) and is therefore required to comply with U.S. securities laws and regulations, including the Sarbanes-Oxley Act and the NYSE Corporate Governance Standards (the “NYSE Standards”) applicable to listed companies as described in the NYSE Listed Company Manual’s section 303A. As a foreign private issuer, Novo Nordisk is permitted to follow the corporate governance practice of its home country in lieu of certain provisions of the NYSE Standards.

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

Under the Danish Corporate Governance Recommendations, at least half of the elected members of the Board of Directors, excluding any members that have been elected by employees of the company, must be independent. Employees are entitled to be represented by half of the total number of Board members elected at the Annual General Meeting.

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

Four employees have in accordance with the requirements in the Danish Companies Act been elected as board members by the Danish employees of the Company. One board member is an executive of Novo Holding A/S. No other board member or the board member’s immediate family members have within the last three years been an employee or executive of Novo Nordisk A/S or any parent or subsidiary in a consolidated group with Novo Nordisk A/S or received any fees from Novo Nordisk A/S.

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

As a controlled company, Novo Nordisk A/S is exempt from the requirement to establish a separate compensation committee in the same manner as U.S. companies are. At a Board of Directors meeting immediately following the Annual General Meeting the members of the Remuneration Committee is elected. When electing the members the Board of Directors considers all factors relevant to determine whether the members of the Remuneration Committee have a relationship to Novo Nordisk A/S which is material to the director’s ability to be independent from management when performing its duties. At least a majority of the members of a board committee shall qualify as independent as defined by the Danish Corporate Governance Standards. Under the Danish Corporate Governance Recommendations, all three members qualify as non-

Novo Nordisk Form 20-F 2017

ITEM 16G CORPORATE GOVERNANCE

independent, including the chairman. Hence, the composition of the Remuneration Committee does not conform to the Danish Corporate Governance Recommendations. This is due to the fact that the Board of Directors finds that it is beneficial for Novo Nordisk that the composition of the Remuneration Committee allows for a member from the Chairmanship, which consists of two non-independent Board members as well as an employee representative, who also qualifies as a non-independent Board member, being on the Remuneration Committee while maintaining an operational structure of the Remuneration Committee with relatively few members.

Nomination Committee
Under the NYSE Standards listed companies must have a nominating/corporate governance committee composed entirely of independent directors, which requirement does not apply to Novo Nordisk A/S as a controlled company. The Novo Nordisk A/S Nomination Committee consists of two members who are independent, and three members who are non-independent, including the chairman. A majority of the members of a board committee shall qualify as independent as defined by the Danish Corporate Governance Recommendations. Hence, the composition of the Nomination Committee does not conform to the Danish Corporate Governance Recommendations. This is due to the fact that the Board of Directors finds that the composition of the Nomination Committee allows for a member from the Chairmanship, which consists of two non-independent Board members, a representative of the majority shareholder, who qualifies as a non-independent board member, as well as an employee representative, who also qualifies as a non-independent board member, being on the Nomination Committee while maintaining an operational structure of the Nomination Committee with relatively few members.

Audit Committee
Under Section 303A.06 of the NYSE Standards, listed company audit committees must be composed entirely of independent directors as set out in section 303A.02 and, in the absence of an applicable exemption, Rule 10A-3(b)(1). The Novo Nordisk A/S Audit Committee has four members. Three of the members satisfy the independence requirements of Rule 10A-3(b)(1) of the Securities Exchange Act and section 303A.02 of the NYSE Listed Company Manual and one member relies on an exemption.

One Audit Committee member is an employee representative relying on the exemption from the independence requirements in Rule 10A-3(b)(1) provided for by paragraph (b)(1)(iv)(C) of Rule 10A-3. See Item 16D above for further details.

Further, Novo Nordisk’s Audit Committee, is among other things, responsible for oversight of and reporting to the Board of Directors on the elements described in section 303A.07(b)(i)(A) of the NYSE Listed Company Manual. However, with respect to legal and regulatory requirements, the Audit Committee’s oversight responsibility only includes oversight of compliance with legal and regulatory requirements relating to business ethics compliance.

Equity-compensation plans
Under Section 303A.08 of the NYSE Standards, shareholders must be given the opportunity to vote on all equity compensation plans and material revisions thereto, with certain limited exceptions. Novo Nordisk’s Remuneration Principles are approved by the Annual General Meeting and describe the framework for incentive programs for the Board of Directors and Executive Management. All incentive programs offered to the Board and/or Executive Management shall comply with this framework. However, under Danish law, the practice of voting on equity-compensation plans is not contemplated and accordingly, equity compensation plans are only subject to shareholder approval if they result in the issuance of new shares (and not if treasury shares are used).

Code of business conduct and ethics
Under Section 303A.10 of the NYSE Standards, listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. Novo Nordisk has a global framework of rules and guidelines, including but not limited to the Novo Nordisk Way and a Business Ethics Code of Conduct, which describe the corporate principles on ethical business conduct. See Item 16B. While certain topics mentioned in the NYSE Listed Company Manual are addressed in this framework of rules and guidelines, there may be topics which are not covered.

CEO certification
Under Section 303A.12(a) of the NYSE Standards, each listed company's Chief Executive Officer must certify to the NYSE each year that he or she is not aware of any violation by the listed company of NYSE Standards, qualifying the certification to the extent necessary. Novo Nordisk has opted to follow Danish law and regulations which do not contemplate such certifications. However, in accordance with NYSE Standards, Novo Nordisk will notify the NYSE promptly in writing if it becomes aware of any non-compliance with NYSE Standards applicable to the Company.

ITEM 16H    MINE SAFETY DISCLOSURE

Not applicable.

Novo Nordisk Form 20-F 2017

ITEM 17 FINANCIAL STATEMENTS
PART III

ITEM 17    FINANCIAL STATEMENTS

See response to Item 18.

ITEM 18    FINANCIAL STATEMENTS

The financial statements required by this item accompany this annual report in the form of our Annual Report 2017 (see Item 19).

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

The non-IFRS financial measures presented in our Annual Report 2017 are:

•	Free cash flow;

•	Cash to earnings;

•	Operating profit after tax to net operating assets;

•	Financial resources;

•	Sales growth in local currencies; and

•	Operating profit growth in local currencies.

Free cash flow
Novo Nordisk defines free cash flow as ‘net cash generated from operating activities less net cash used in investing activities’ excluding ‘Net purchase of marketable securities’.

A positive free cash flow shows that the Group is able to finance its activities and that external financing is thus not necessary for the Group’s operating activities. Therefore, management believes that this non-IFRS liquidity measure provides useful information to investors in addition to the most directly comparable IFRS financial measure ‘Net cash generated from operating activities’.

The following table shows a reconciliation of free cash flow to ‘Net cash generated from operating activities’.

Reconciliation of free cash flow		2017	2016	2015
DKK million

	Free cash flow	32,588	39,991	34,222
+	Net purchase of marketable securities	2,009	1,533	(2,033)
+	Net cash used in investing activities	6,571	6,790	6,098
=	Net cash generated from operating activities	41,168	48,314	38,287

Cash to earnings
Cash to earnings is defined as ‘free cash flow as a percentage of net profit’.

Management believes that Cash to earnings is an important performance metric because it measures the Group’s ability to turn earnings into cash and is, therefore, in the eyes of management a meaningful measure for investors to understand the development of the Group’s net cash generated from operating and investing activities. Because management wants this measure to capture the ability of the Group’s operations to generate cash, free cash flow is used as the numerator instead of net cash flow.

The following table shows the reconciliation of Cash to earnings to the most comparable IFRS financial measure ‘Cash flow from operating activities/net profit in %’:

Novo Nordisk Form 20-F 2017

ITEM 18 FINANCIAL STATEMENTS

Reconciliation of cash to earnings		2017	2016	2015
DKK million

	Free cash flow	32,588	39,991	34,222
/	Net profit (as reported in the Annual Report)	38,130	37,925	34,860
=	Net cash generated from operating activities	85.5%	105.4%	98.2%

	Net cash generated from operating activities	41,168	48,314	38,287
/	Net profit (as reported in the Annual Report)	38,130	37,925	34,860
=	Cash flow generated from operating activities / net profit in %	108.0%	127.4%	109.8%

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

The following table reconciles Operating profit after tax to net operating assets with ‘Operating profit/equity in %’, the most directly comparable IFRS financial measure:

Reconciliation of Operating profit after tax to net operating assets		2017	2016	2015
DKK million
	Operating profit after tax	38,341	38,407	39,654
/	Average non-interest bearing balance sheet items	26,776	25,578	26,668
=	Operating profit after tax to net operating assets (as reported in the Annual Report) in %	143.2%	150.2%	148.7%

Novo Nordisk Form 20-F 2017

ITEM 18 FINANCIAL STATEMENTS

		2017	2016	2015
	Numerator Reconciliation of Operating profit after tax to Operating profit
	Operating profit after tax	38,341	38,407	39,654
/	(1 minus effective tax rate) in %	78.3%	79.3%	80.2%*
=	Operating profit (as reported in the Annual Report)	48,967	48,432	49,444
	Denominator
	Reconciliation of Average non-interest bearing balance sheet items to Equity
	Non-interest bearing balance sheet items at the beginning of the year	24,651	26,505	26,830
+	Non-interest bearing balance sheet items at the end of the year	28,900	24,651	26,505
/	2
=	Average non-interest bearing balance sheet items as used in Operating profit after tax to net operating assets	26,776	25,578	26,668

	Non-interest bearing balance sheet items at the end of the year	28,900	24,651	26,505
+	Investment in associated company	784	809	811
+	Other financial assets	978	1,388	1,339
+	Marketable securities	—	2,009	3,542
+	Derivative financial instruments	2,304	529	304
+	Cash at bank and in hand	18,852	18,690	16,923
—	Loans	—	—	—
—	Current debt	(1,694)	(229)	(1,073)
—	Derivative financial instruments	(309)	(2,578)	(1,382)
=	Equity (as reported in the Annual Report)	49,815	45,269	46,969

	Operating profit (as reported in the Annual Report)	48,967	48,432	49,444
/	Equity (as reported in the Annual Report)	49,815	45,269	46,969
=	Operating profit/Equity in %	98.3%	107.0%	105.3%
*) The effective tax rate in 2015 was impacted by 1.3% from the non-taxable income from partial divestment of NNIT A/S.

Financial resources
Financial resources is defined as the sum of cash and cash equivalents at the end of the year, bonds with original term to maturity exceeding three months and undrawn committed credit facilities.

Management believes that the Financial resources is an important measure of the Group’s financial strength from an investor’s perspective, capturing the robustness of the Group’s financial position and its financial preparedness for unforeseen developments.

Reconciliation of financial resources		2017	2016	2015
DKK million

	Financial resources	25,348	28,648	27,601
—	Marketable securities	—	(2,009)	(3,542)
—	Undrawn committed credit facilities	(8,190)	(8,178)	(8,209)
=	Cash and cash equivalents at the end of the year (as reported in the Annual report)	17,158	18,461	15,850

Novo Nordisk Form 20-F 2017

ITEM 18 FINANCIAL STATEMENTS

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

Operating profit growth in local currencies
Operating profit growth in local currencies is defined as operating profit for the current year measured at prior year average exchange rates compared with operating profit for prior year measured at prior year average exchange rates.

Management believes that the operating profit growth in local currencies is relevant information for investors in order to understand the underlying development in operating profit by adjusting for the impact of currency fluctuations.

Novo Nordisk Form 20-F 2017

ITEM 19 EXHIBITS
ITEM 19    EXHIBITS

a. Annual Report

The following pages from our Annual Report 2017, furnished to the SEC on Form 6-K, dated February 8, 2018, are incorporated by reference into this Form 20-F. The content of websites, scientific articles and other sources referenced on these pages are not incorporated by reference into this Form 20-F.

Page(s) in the Annual Report
Management Discussion and Analysis
Accomplishments and results 2017	1-15
Our business	16-43
Pipeline overview	20-21
The Risk of Doing Business	40-43
Shares and capital structure	44-45
Corporate governance	46-49
Remuneration	50-53
Board of Directors	54-55
Executive Management	56
Management's holding of Novo Nordisk shares	95

Consolidated Financial Statements
Consolidated Income statement and Statement of comprehensive income for the years ended 31 December 2015, 2016 and 2017	58
Consolidated Cash flow statement for the years ended 31 December 2015, 2016 and 2017	59
Consolidated Balance sheet as of 31 December 2016 and 2017	60
Consolidated Equity statement at 31 December 2015, 2016 and 2017	61
Notes sections in the Consolidated financial statements	62-94
Companies in the Novo Nordisk Group	94

Consolidated Social Statement
New patent families (first filings)	101

Management Statement
Statement by the Board of Directors and Executive Management on the Annual Report	107

Novo Nordisk Form 20-F 2017

ITEM 19 EXHIBITS
b. Exhibits

List of exhibits:

Exhibit No.	Description	Method of filing

1.1	Articles of Association of Novo Nordisk A/S	Incorporated by reference to the Registrant’s Report furnished to the SEC on Form 6-K on April 25, 2017.

8.1	Companies in the Novo Nordisk Group	Incorporated by reference to page 94 of our Annual Report 2017 filed on Form 6-K dated February 8, 2018.

12.1	Certification of Lars Fruergaard Jørgensen, President and Chief Executive Officer of Novo Nordisk, pursuant to Section 302 of the Sarbanes–Oxley Act of 2002.	Filed together with this Form 20-F 2017

12.2	Certification of Jesper Brandgaard, Executive Vice President and Chief Financial Officer of Novo Nordisk, pursuant to Section 302 of the Sarbanes–Oxley Act of 2002.	Filed together with this Form 20-F 2017

13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes–Oxley Act of 2002.	Filed together with this Form 20-F 2017

15.1	Extracts from Registrant's Annual Report for the fiscal year ended December 31, 2017	Incorporated by reference to the portions of Registrant’s Report furnished to the SEC on Form 6-K on February 8, 2018 identified in Item 19.a of this Form 20-F.

15.2	Extracts from Registrant's Annual Report for the fiscal year ended December 31, 2016	Incorporated by reference to the portions of the Registrant’s Report furnished to the SEC on Form 6-K on February 9, 2017 identified in Item 19.a of the Form 20-F filed on February 9, 2017.

15.3	Consent of independent registered public accounting firm.	Filed together with this Form 20-F 2017

EX-101.INS	XBRL Instance Document	Incorporated by reference to the Registrant’s Report furnished to the SEC on Form 6-K on February 8, 2018.

EX-101.SCH	XBRL Taxonomy Extension Schema Document	Incorporated by reference to the Registrant’s Report furnished to the SEC on Form 6-K on February 8, 2018.

EX-101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document	Incorporated by reference to the Registrant’s Report furnished to the SEC on Form 6-K on February 8, 2018.

EX-101.DEF	XBRL Taxonomy Extension Definition Linkbase Document	Incorporated by reference to the Registrant’s Report furnished to the SEC on Form 6-K on February 8, 2018.

EX-101.LAB	XBRL Taxonomy Extension Labels Linkbase Document	Incorporated by reference to the Registrant’s Report furnished to the SEC on Form 6-K on February 8, 2018.

EX-101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document	Incorporated by reference to the Registrant’s Report furnished to the SEC on Form 6-K on February 8, 2018.

Novo Nordisk Form 20-F 2017

Report of Independent Registered Public Accounting Firm
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Novo Nordisk A/S

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Novo Nordisk A/S and its subsidiaries as of December 31, 2017 and December 31, 2016, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated cash flow statements, and consolidated equity statements for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and December 31, 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the Report of Novo Nordisk Management on Internal Control Over Financial Reporting appearing under Item 15(b) of this Form 20-F. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

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

/s/ PricewaterhouseCoopers
Statsautoriseret Revisionspartnerselskab
Bagsværd, Denmark
February 1, 2018

We have served as the Company’s auditor since 1982.

Novo Nordisk Form 20-F 2017

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
Dated: February 8, 2018

Novo Nordisk Form 20-F 2017