Form 20-F
period 2018-12-31
NOVO NORDISK A S
filed 2019-02-04
CIK 353278

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018
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
Karsten Munk Knudsen
Executive Vice President and Chief Financial Officer
Tel: +45 4444 8888
E-mail: kmkn@novonordisk.com
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

A shares, nominal value DKK 0.20 each:	537,436,000
B shares, nominal value DKK 0.20 each:	1,912,564,000
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
Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
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

Novo Nordisk Form 20-F 2018

INTRODUCTION
INTRODUCTION
In this Form 20-F the terms ‘the Company’, ‘Novo Nordisk’ and ‘the Group’ refer to the parent company Novo Nordisk A/S together with its consolidated subsidiaries. The term ‘Novo Nordisk A/S’ is used when addressing issues specifically related to this legal entity.

Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, certain information for the 2018 Form 20-F of Novo Nordisk A/S set out herein is being incorporated by reference from the Company's statutory Annual Report 2018 and Annual Report 2017, i.e. including the financial statements of Novo Nordisk A/S (hereafter “Annual Report 2018” and “Annual Report 2017”, respectively). Therefore the information in this Form 20-F should be read in conjunction with our Annual Report 2018 and Annual Report 2017, which were furnished to the SEC on Form 6-K on February 4, 2019 and on February 8, 2018, respectively.

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

Words such as ‘believe’, ‘expect’, ‘may’, ‘will’, ‘plan’, ‘strategy’, ‘prospect’, ‘foresee’, ‘estimate’, ‘project’, ‘anticipate’, ‘can’, ‘intend’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance identify forward-looking statements. Examples of such forward-looking statements include, but are not limited to:

•
statements of targets, plans, objectives or goals for future operations, including those related to Novo Nordisk’s products, product research, product development, product introductions and product approvals as well as cooperation in relation thereto,

•
statements containing projections of or targets for revenues, costs, income (or loss), earnings per share, capital expenditures, dividends, capital structure, net financials and other financial measures,

•	statements regarding future economic performance, future actions and outcome of contingencies such as legal proceedings, and

•	statements regarding the assumptions underlying or relating to such statements.

With reference to our Annual Report 2018 and Annual Report 2017, examples of forward-looking statements can be found under the headings, ‘2018 performance and 2019 outlook’ in our Annual Report 2018 and ‘2017 performance and 2018 outlook’ in our Annual Report 2017, and elsewhere.

These statements are based on current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. Novo Nordisk cautions that a number of important factors, including those described in our Annual Report 2018 and Annual Report 2017, could cause actual results to differ materially from those contemplated in any forward-looking statements.

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

For an overview of some, but not all, of the risks that could adversely affect our results or the accuracy of forward-looking statements in this document, reference is made to the overview of risk factors in ‘Risk management enables better decision-making’ on pages 41-43 of our Annual Report 2018.

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

Novo Nordisk Form 20-F 2018

ITEM 1 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
PART I

ITEM 1    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
Not applicable.

ITEM 2    OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3    KEY INFORMATION
A. SELECTED FINANCIAL DATA

Selected financial data
IFRS figures in DKK millions, except share and American Depositary Receipts (‘ADR’) data	2014	2015	2016	2017	2018
Income statement data
Net sales	88,806	107,927	111,780	111,696	111,831
Operating profit	34,492	49,444	48,432	48,967	47,248
Net profit	26,481	34,860	37,925	38,130	38,628

Earnings per share
Earnings per share/ADR	10.10	13.56	14.99	15.42	15.96
Diluted earnings per share/ADR	10.07	13.52	14.96	15.39	15.93

Balance sheet data
Total assets	77,062	91,799	97,539	102,355	110,769
Net assets	40,294	46,969	45,269	49,815	51,839
Capital stock	530	520	510	500	490
Treasury stock	(11)	(10)	(9)	(11)	(11)
Dividends per share/ADR*	5.00	6.40	7.60	7.85	8.15
Dividends per share/ADR in USD*	0.82	0.94	1.08	1.26	1.25
Number of shares	2,650	2,600	2,550	2,500	2,450
*) Total dividend for the financial year 2018 including proposed final dividend of DKK 5.15 per share and interim dividend paid in August 2018 of DKK 3.00 per share. For USD translation the exchange rate at December 28, 2018 from Danmarks Nationalbank (The Central Bank of Denmark) is used (USD 1 = DKK 6.52)

Reference is made to ‘Consolidated financial statements 2018’, pages 58-94 in our Annual Report 2018 for further data.

B. Capitalization and indebtedness

Not applicable.

C. Reasons for the offer and use of proceeds

Not applicable.

D. Risk factors

For information on risk factors, reference is made to our Annual Report 2018 ‘Risk management enables better decision-making’ on pages 41-43. As identified in our Annual Report 2018, and outlined in greater details below, we are subject to cybersecurity risks and to the risks associated with the United Kingdom’s planned exit from the European Union.

The potential risk on our business as a result of cybersecurity breaches

We rely on our IT systems to protect our intellectual property, sensitive business and customer confidential information and personal data, and disruption as a result of cybersecurity breaches could negatively impact the Company’s business and operations or financial results.

Novo Nordisk Form 20-F 2018

ITEM 3 KEY INFORMATION

IT systems act as a core backbone for the Company. They support processes ranging from research & development to manufacturing, sales and supply and we rely on these IT systems to protect our intellectual property, sensitive business and customer confidential information, and personal data. Disruption of these IT systems as a result of cybersecurity breaches could negatively impact the Company’s business and operations or financial results. Therefore, safeguarding the confidentiality and integrity of this information is critical to our operations.

As we are a global company, the size and complexity of our IT systems are significant and our IT infrastructure and networks are spread across the geographic regions in which we operate. The Company has made, and expects to continue to make, significant hardware, software and resourcing investments in our IT security and personal data protection programmes. Despite these investments, the dedicated cybersecurity teams who operate our global IT security infrastructure may be unable to respond sufficiently to the multitude of threats facing us or may fail to prevent service interruptions or security breaches resulting from attacks by malicious third parties. The cyber threat landscape continues to change and evolve over time, and includes threats ranging from IT-based malware of varying sophistication to the unintended or inadvertent click by an employee on a malicious website. Many of these threats have the potential to cause significant downtime of critical IT systems or the unintended disclosure of confidential information. From time to time, we have in the past experienced IT security incidents, including incidents as a result of malware and third party vendor actions, and though we have not previously experienced material losses as a result of such intrusions, we cannot guarantee that we will be able to prevent similar intrusions from recurring or adversely affecting our business in the future.

We are subject to the data privacy regime in the EU, which imposes obligations and restrictions on the collection and use of personal data relating to individuals located in the EU and includes the General Data Protection Regulation (“the GDPR”) and any national laws implementing or supplementing the GDPR. In the ordinary course of the Company’s business, it collects and stores sensitive data, including personal data and personally identifiable information of customers, employees and other third parties. Any unauthorized access, disclosure, or other loss of personal data could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, including the GDPR, and significant regulatory penalties, disrupt the Company’s operations and damage the Company’s reputation.

Our focus is not limited to the operations of our own IT systems and infrastructure. Many third party vendors support our business processes and require access to sensitive information in the course of their work supporting the Company’s operations. Despite clear guidance, supporting processes and requirements and audits of the Company’s third party vendors, the risk that such vendors could be susceptible to cybersecurity or personal data breaches continues to be present. Any such breach could result in the unauthorized access, disclosure, or other loss of proprietary, personal or other sensitive information, or other disruption to the Company’s business and operations.

The potential impact on our business as a result of the United Kingdom’s decision to end its membership in the European Union is uncertain.

Following the vote of a majority of the United Kingdom (the “UK”) electorate in a referendum held on June 23, 2016, in March 2017, the government of the UK (the “UK Government”) triggered Article 50 of the Lisbon Treaty with a view to formally leave the European Union (the “EU”) on 29 March 2019 (“Brexit”).

The extent of the impact on the Company’s operations in the UK will depend significantly on the outcome of the national UK political process. There is significant uncertainty regarding the future relationship between the United Kingdom and the EU. Lack of clarity about future UK laws and regulations as the UK determines which EU-derived laws and regulations to replace or replicate as part of a withdrawal, including healthcare and pharmaceutical regulations; financial laws and regulations; tax and free trade agreements; intellectual property rights; supply chain logistics; environmental, health, and safety laws and regulations; immigration laws; and employment laws, and this could increase costs, depress economic activity, and restrict the flow of goods and services between the UK and the EU. The anticipated annual costs to the Company associated with a “No-Deal Brexit” (exit with no withdrawal agreement with the EU), primarily relate to additional personnel required to manage national licenses and to monitor a local clinical trials depot as well as costs related to batch tracing. Other measures may include, but are not limited to, changing supply routes to Ireland, changing or transferring the Company’s notified body for devices to an entity located in an EU member state, and duplicating and transferring Company licenses. In addition, if the UK leaves the EU customs union, we expect to be liable for customs duties and declarations on purchase orders fulfilled in the UK and we have already incurred (and expect to incur further) costs associated with the handling and storage of additional stock delivered, or to be delivered, to the UK prior to 29 March 2019, the anticipated date of the UK’s departure from the EU. Until the Brexit negotiations are finalized, however, it is difficult to assess the overall effect that Brexit will have on our operations and hence the expected costs to be incurred and the potential impact of Brexit on our business and financial results remains uncertain.

In addition, to the risks identified above, we may be subject to other material risks that as of the date of this report are not currently known to us or that we deem less material at this point in time.

Novo Nordisk Form 20-F 2018

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

Important events in 2018
Reference is made to ´Management review`, pages 1-3, ´Introducing Novo Nordisk`, pages 4-9 and `Performance and outlook`, pages 10-21 in our Annual Report 2018 for a description of important events in 2018.

Capital expenditure in 2018, 2017 and 2016
The total net capital expenditure for property, plant and equipment was DKK 9.5 billion in 2018 compared with DKK 8.7 billion in 2017 and DKK 7.1 billion in 2016. Net capital expenditure was primarily related to investments in a new production facility for a range of diabetes active pharmaceutical ingredients in Clayton, North Carolina, USA, a new diabetes care filling capacity in Hillerød, Denmark and an expansion of the manufacturing capacity for biopharmaceutical products in Kalundborg, Denmark, all financed with cash flow from operating activities. No significant divestments took place in the period from 2016–2018.

Capital expenditure is expected to be around DKK 9.0 billion in 2019, primarily related to investments in additional capacity for active pharmaceutical ingredient production within diabetes and an expansion of the diabetes filling capacity. The investments are expected to be financed with cash flow from operating activities.

Public takeover offers in respect of the Company’s shares
No such offers occurred during 2018 or 2019 to date.

B. BUSINESS OVERVIEW

Novo Nordisk is a global healthcare company and a world leader in diabetes care. The Company has one of the broadest diabetes product portfolios in the industry, including new generation insulin, a full portfolio of modern insulin as well as a once-daily GLP-1 analog and a once-weekly GLP-1 analog. In addition, Novo Nordisk also has a leading position within haemophilia care and growth hormone therapy, and Novo Nordisk’s first product to treat obesity, Saxenda®, was launched in the United States in April 2015 and has now been launched in an additional 40 countries. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. Headquartered in Denmark, Novo Nordisk employs approximately 43,200 employees in 80 countries and markets its products in more than 170 countries.

Reference is made to the section ‘Our business’ on pages 22-39 in our Annual Report 2018.

Novo Nordisk Form 20-F 2018

ITEM 4 INFORMATION ON THE COMPANY

Segment information
Novo Nordisk is engaged in the discovery, development, manufacturing and marketing of pharmaceutical products and has two business segments: (i) diabetes and obesity and (ii) biopharmaceuticals. The diabetes and obesity segment covers insulin, GLP-1 and related delivery systems, oral anti-diabetic drugs and anti-obesity medication. The biopharmaceuticals segment covers the therapy areas of haemophilia care, growth hormone therapy and hormone replacement therapy.

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

Market and competition
Novo Nordisk’s insulin and other pharmaceutical products are marketed and distributed through subsidiaries, distributors and independent agents with responsibility for specific geographical areas. In 2018, Novo Nordisk reported based on a regional structure comprising North America Operations (the United States and Canada) and International Operations. International Operations covers all countries except those within North America and is organized in the following five regions: Region Europe; Region Latin America; Region AAMEO (Africa, Asia, Middle East & Oceania); Region Japan & Korea; and Region China. For 2018, the most important markets are the United States, China, Japan, the major European countries and Canada.

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

In recent years, there has been a general trend of payers managing the cost of diabetes care by exerting pressure on the price of Novo Nordisk’s and our competitors' products. As the population of people with diabetes has rapidly increased, competition in the diabetes care area has also intensified, with additional competitors entering the market. In spite of this external pressure, Novo Nordisk has maintained the leading position in the overall diabetes care market through the quality and innovative value of the Company’s diabetes care products. In the United States, pharmacy benefit managers and managed care organizations have continued to leverage their increasing size and control to demand higher rebates which has impacted the price level and overall value of the market. Furthermore, competition has intensified and contributed to the downward pressure on prices, especially in the basal insulin segment following the launch of a biosimilar glargine in December 2016.

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

Tresiba®, the Company's latest generation of basal insulin, was launched broadly in the United States in January 2016 and maintains wide commercial and Medicare Part D formulary coverage. In 2018, Tresiba® obtained approval to update its labeling in the United States to include data from the DEVOTE study which showed a 40% reduction in the risk of severe hypoglycaemia vs. glargine U100. In countries outside the United States, Tresiba® has shown solid penetration in markets with reimbursement at a similar level to insulin glargine U100, whereas penetration remains modest in markets with restricted market access. In September 2017, Novo Nordisk obtained the approval of Tresiba® in China and the product was launched in China, without reimbursement and with limited market access. In addition Tresiba® has been launched in 74 other markets.

Xultophy® (IDegLira), a once-daily single-injection combination of insulin degludec (Tresiba®) and liraglutide (Victoza®), has now been launched in 26 countries, including the United States. Xultophy® has delivered strong growth in selected EU markets, however, uptake in the United States remains limited given that Xultophy® has a restricted label and is only approved as an intensification treatment after basal failure.

Ryzodeg®, a soluble formulation of insulin degludec and insulin aspart, has now been marketed in 27 countries, and feedback from patients and prescribers is encouraging.

Novo Nordisk Form 20-F 2018

ITEM 4 INFORMATION ON THE COMPANY

The novel mealtime insulin Fiasp®, fast-acting insulin aspart, received marketing authorization from the European Commission in the first quarter of 2017 and approvals were also received in Norway, Iceland and Canada. In September 2017, Novo Nordisk received approval for Fiasp® in the United States and the product was launched there in February 2018. Globally, Fiasp® has now been launched in 25 countries with encouraging feedback from patients and prescribers.

Moreover, the use of glucagon-like peptide-1 (GLP-1) as a treatment option for people with Type 2 diabetes has continued to increase resulting in significant growth of the GLP-1 market. Novo Nordisk, Eli Lilly and Astra Zeneca are the most significant companies in the global GLP-1 market measured by market share. Novo Nordisk is the global market leader in the GLP-1 segment with a 46% value market share as at December 31, 2018 (Source: IQVIA, November 2018 data MAT).

In 2018, Victoza® sales increased by 5% in Danish kroner and by 9% in local currencies to DKK 24,333 million. Sales growth is predominantly driven by North America Operations comprising 66% share of growth. The GLP-1 segment’s value share of the total diabetes market has increased to 14.5% as at December 31, 2018 compared with 11.8% as at December 31, 2017.

In February 2018, Novo Nordisk launched the once-weekly GLP-1 product, Ozempic®, for the treatment of adults with Type 2 diabetes in the United States and Canada. Ozempic® has also been marketed in nine European countries including Denmark, Switzerland and the Netherlands and the roll-out will continue in 2019. Ozempic® has achieved a 26% NBRx (New-to-Brand Prescriptions) market share in the United States as at December 31, 2018, and global sales in 2018 of DKK 1,796 million.

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

For patent information on all Novo Nordisk’s marketed products, reference is made to the section ‘Pipeline overview’ on pages 20-21 in our Annual Report 2018.

In addition to the compound patents discussed in ‘Pipeline overview’ on pages 20-21 in our Annual Report 2018, in the following section the patent protection of our key products within each business segment is considered. For key products with recent patent expiration or with patent expiration occurring within the coming years, geographical sales splits are provided and factors that may influence the potential impact of competitive product launches are discussed.

Sales of key products with recent or upcoming patent expiration:

	Total sales in 2018 (in DKK million)	North America Operations	Hereof	International Operations	Hereof
Product			USA		Region Europe	Region AAMEO	Region China	Region Japan & Korea	Region Latin America

NovoLog®/NovoRapid®	18,763	52%	50%	48%	22%	12%	8%	4%	2%
NovoLog® Mix /NovoMix®	9,480	14%	14%	86%	17%	25%	40%	3%	1%
Levemir®	11,195	63%	61%	37%	18%	8%	7%	1%	3%
NovoSeven®	7,881	44%	42%	56%	25%	13%	2%	5%	11%
Norditropin®	6,834	41%	41%	59%	22%	10%	0%	23%	4%

Patent situation of key diabetes care products
The total sales of NovoLog®/NovoRapid® were DKK 18,763 million in 2018 (DKK 20,025 million in 2017). The compound patent for NovoLog®/NovoRapid® has expired. The patent in Japan expired in December 2010 and the European patent expired in August 2011. In the United States NovoLog®/NovoRapid® was patent protected until December 2014. In addition to the compound patent, Novo Nordisk held a formulation patent on NovoLog®/NovoRapid®, which expired in December 2017 in the United States and in June 2017 in all other markets.

The total sales of NovoLog® Mix/NovoMix® were DKK 9,480 million in 2018 (DKK 10,257 million in 2017). The compound patent for NovoLog® Mix /NovoMix® has expired. In Japan the compound patent expired in June 2014, in the United States the compound patent expired in December 2014 and in Europe the compound patent expired on a country-by-country basis throughout 2014 and into 2015. In addition, Novo Nordisk held a formulation patent on NovoLog® Mix /NovoMix® in the United States, which provided coverage until December 2017.

Novo Nordisk Form 20-F 2018

ITEM 4 INFORMATION ON THE COMPANY

The total sales of Levemir® were DKK 11,195 million in 2018 (DKK 14,118 million in 2017). The compound patents for Levemir® will expire in June 2019 in the United States, in May 2019 in Europe, and in September 2019 in Japan. In China, the compound patents expired in September 2014.

Today, biosimilar versions of insulin can be approved in the United States via the 505(b)(2) pathway, and in the future the 351(k) pathway in the Public Health Service Act is anticipated to be applicable. In the EU, a biosimilar pathway and guidelines are available for insulins, and the guideline for biosimilar products issued in Japan is also relevant for insulins. At present, a biosimilar to NovoRapid®/NovoLog® produced by a competitor is completing phase 3 clinical trials and could be launched in 2019. Furthermore, biosimilars to Levemir®, NovoRapid® and NovoMix® have been filed for regulatory approval by a local competitor in China. In February 2017, TEVA filed an Abbreviated New Drug Application (ANDA) of liraglutide, the active pharmaceutical molecule in Victoza® for the treatment of type 2 diabetes and Saxenda® for the treatment of obesity, to the U.S. Food and Drug Administration. The compound patent on liraglutide expires in 2023.

Patent situation of key biopharmaceuticals products
The total sales of NovoSeven® were DKK 7,881 million in 2018 (DKK 9,206 million in 2017). While the compound patent for NovoSeven® has expired in all major markets, Novo Nordisk holds two formulation patents on the room temperature stable preparation of NovoSeven®, which provides coverage of this formulation until 2023 and 2024, respectively, in all major markets.

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

Total sales of Norditropin® were DKK 6,834 million in 2018 (DKK 6,655 million in 2017). Today, Norditropin® is not covered by a compound patent and the formulation used is covered by a formulation patent that expired in 2017 in the United States, Europe and Japan. However, the pen devices that patients use to inject growth hormone are covered by separate patents. Today, all Novo Nordisk growth hormone products are supplied in pen devices. While marketed growth hormone products in the United States are similar in terms of efficacy and safety profile and despite the presence of biosimilar growth hormone products on the market, Norditropin® is differentiated by its high level of temperature stability and the FlexPro® device in which it is offered. The expiry of our compound patent for Norditropin® is not expected to significantly impact sales, results of operations and liquidity in any geographical segments in the near term.

Impact of regulation
As a pharmaceutical company, Novo Nordisk depends on government approvals related to production, development, marketing and reimbursement of its products. Important regulatory bodies include the U.S. Food and Drug Administration, the European Medicines Agency, the Japanese Ministry of Health, Labour and Welfare and the Chinese Food and Drug Administration. Treatment guidelines from non-governmental organizations such as the European Association for the Study of Diabetes and the American Diabetes Association may also impact the Company.

Disclosure pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012
Pursuant to Section 13(r) of the Securities Exchange Act of 1934, ("Section 13(r)"), Novo Nordisk is obliged to provide disclosure if, during 2018, it or any of its affiliates have engaged in certain Iran-related activities or transactions with persons designated under Executive Order 13224 or Executive Order 13382. Novo Nordisk conducts limited business relating to pharmaceutical products and devices within the diabetes care and biopharmaceutical business segments in Iran. Set forth below is a description of the activities and transactions by Novo Nordisk’s affiliates that are required to be disclosed pursuant to Section 13(r). Novo Nordisk’s U.S. affiliates are not involved in any of Novo Nordisk’s activities in Iran.

Novo Nordisk Pars (“NN Pars”), a wholly-owned affiliate of Novo Nordisk A/S located in Iran, contracts with five companies that may be controlled by the Government of Iran ("GOI") to distribute its products. NN Pars also sponsors educational programs and congresses organized by GOI-controlled medical universities, and hosts health care professionals employed by these medical universities at similar programs in Iran and other locations. Additionally, NN Pars makes donations to GOI-controlled public health organizations focusing on diabetes awareness and policy. NN Pars receives payments from, and makes payments to, Iranian banks (certain of which may be GOI-controlled) relating to the sales of pharmaceutical products and devices. NN Pars makes payments incidental to its ordinary business activities to Iranian government entities and entities that are or may be GOI-controlled, such as taxes, customs fees, insurance, product registration fees and telecommunications services expenses.

Novo Nordisk Form 20-F 2018

ITEM 4 INFORMATION ON THE COMPANY

Novo Nordisk previously maintained an inactive bank account with an Iranian bank, which became designated under Executive Order 13224 in October 2018, whereafter Novo Nordisk terminated the account.

In 2018, NN Pars contracted with a GOI-controlled company to serve as a contract manufacturer for biopharmaceutical products. However, no transactions took place under the contract and it was terminated. Currently only a Memorandum of Understanding remains in effect, and no activity is currently expected with respect thereto.

In addition, in 2016, NN Pars purchased land from a GOI-controlled land holding company in order to construct a manufacturing facility in Iran, and during 2018 made payments to the GOI-controlled land holding company for services and utilities required for construction and operation of its local manufacturing site. This relationship was terminated. For a brief period during 2018, NN Pars contracted with another entity which may have been GOI-controlled for utility and related services, but terminated the relationship with this entity. NN engaged a non-GOI-controlled entity for the delivery of utility and related services going forward. Novo Nordisk expects to invest approximately DKK 520 million over the course of five years to build the manufacturing facility, which will be used for assembly and packaging of insulin pens for use in Iran.

The German affiliate of NNE A/S, a wholly-owned subsidiary of Novo Nordisk A/S, sold raw materials and spare parts for production of dialysis filters and leucocyte filters and syringes to a GOI-controlled company. This business relationship, however, was wound down during 2018. NNE A/S also contracts with a privately owned pharmaceutical manufacturer to provide engineering consulting services for an end-user that that is a basic and applied medical research centre which may be GOI-controlled. During 2018, however, no activities were conducted under this contract.

Novo Nordisk’s gross revenue related to transactions with GOI-owned or controlled entities in 2018 were not in excess of DKK 700 million. Novo Nordisk does not allocate its net profit on a country-by-country or activity-by-activity basis, other than as set forth in Novo Nordisk’s consolidated financial statements prepared in accordance with IFRS as issued by the IASB; however, Novo Nordisk estimates that its net profit attributable to the transactions with the GOI discussed above would not exceed a de minimis percentage of the Group’s total net profit in 2018.

The purpose of Novo Nordisk’s Iran-related activities is to provide access to important and life-saving pharmaceutical products such as insulin and haemophilia products to patients in Iran, and to improve the healthcare of the Iranian people in accordance with Novo Nordisk’s access to care strategy. For that purpose, Novo Nordisk intends to continue these activities.

C. ORGANIZATIONAL STRUCTURE

For information regarding the organizational structure and securities exchange listings of Novo Nordisk A/S, the parent company Novo Holdings A/S (formerly Novo A/S) and the Novo Nordisk Foundation and the ownership structure of Novo Nordisk A/S, reference is made to the sections ‘Corporate governance’ on pages 46-49 and ‘Shares and capital structure’ on pages 44-45 in our Annual Report 2018.

Companies in the Novo Nordisk Group are listed in the Company’s Annual Report 2018 on page 94, ‘Companies in the Novo Nordisk Group.’

D. PROPERTY, PLANT AND EQUIPMENT

The Company has its headquarters in Bagsværd, Denmark, where it occupies a number of buildings.

The Company believes that its current production facilities, including facilities under construction and planned for construction, are sufficient to meet its capacity requirements, including the capacity for meeting growing demand in the future for the products NovoLog®/ NovoRapid®, NovoLog Mix®/ NovoMix®, Levemir®, Victoza®, Tresiba®, Ryzodeg®, Xultophy®, Fiasp®, Ozempic®, Saxenda®, NovoSeven®,NovoEight®, Rebinyn®/ Refixia®, Norditropin® and devices. Reference is made to the sections ‘Capital expenditures in 2018, 2017 and 2016’ under Item 4 for more information about the current expansion programs. For the nature of the Company’s property, plant and equipment, as of December 31, 2018 and 2017, reference is made to Note 3.2 ‘Property, plant and equipment’ in our Annual Report 2018.

The major production facilities owned by the Company are located at a number of sites in Denmark, and internationally in the United States, France, China and Brazil. There are no material encumbrances on the properties; however, the facilities in Tianjin, China are constructed on land where the remaining term of the lease is 28 years.

Active pharmaceutical ingredient (API) production is located in Denmark, primarily in Kalundborg and with secondary locations in Hillerød and Gentofte, both in Denmark, and New Hampshire, United States, although a new API production site in the United States is being established.

Novo Nordisk Form 20-F 2018

ITEM 4 INFORMATION ON THE COMPANY

The following table sets forth certain information regarding our major production sites.

MAJOR PRODUCTION FACILITIES	Size of production area (square meters)	Major Production Activities
Kalundborg, Denmark	167,100	•	Active pharmaceutical ingredients for diabetes and obesity as well as products for diabetes care
		•	Active pharmaceutical ingredients for haemophilia.
		•	Products for biopharmaceuticals

Hillerød, Denmark	156,700	•	Durable devices and components for disposable devices
		•	Products for diabetes and obesity
		•	Active pharmaceutical ingredients for haemophilia

Bagsværd, Denmark	118,400	•	Products for diabetes and obesity

Gentofte, Denmark	70,800	•	Active pharmaceutical ingredients for glucagon and growth hormone therapy
		•	Products for growth hormone therapy, glucagon and haemophilia

Tianjin, China	68,500	•	Products for diabetes
		•	Production of durable devices

Montes Claros, Brazil	56,500	•	Products for diabetes
		•	Gel production for active pharmaceutical ingredients

Måløv, Denmark	54,800	•	Products for hormone replacement therapy
		•	Products for oral antidiabetes treatment

Clayton, North Carolina, United States	42,800	•	Products for diabetes and obesity

Chartres, France	28,600	•	Products for diabetes

New Hampshire, United States	14,800	•	Active pharmaceutical ingredients for haemophilia

In May 2015, Novo Nordisk initiated the construction of a new facility in Kalundborg, Denmark for producing API for NovoSeven® and future products for the treatment of haemophilia. The facility is expected to be operational by the end of 2020. The production area of the facility is 7,500 square meters. The expected amount of expenditures for this facility is approximately DKK 1.8 billion. The facility is financed by cash flow from operating activities.

In November 2015, Novo Nordisk initiated the construction of a new facility in Hillerød, Denmark for producing medicines for the treatment of diabetes and obesity. The facility is expected to be ready for use in 2019. The production area of the facility is 10,300 square meters. The expected amount of expenditures for this facility is approximately DKK 2.4 billion. The facility is financed by cash flow from operating activities.

In March 2016, Novo Nordisk initiated the construction of a new diabetes API production facility in Clayton, North Carolina, United States. The majority of the facility is expected to be ready for use in 2020 while the remaining part is expected to be operational in 2022. The expected amount of expenditures for this facility is more than USD 2 billion. The facility will be financed by cash flow from operating activities.

In May 2016, Novo Nordisk initiated construction of a new production facility for oral GLP-1 tablets in Måløv, Denmark. The facility is expected to be operational in 2019. The expected amount of expenditures for this facility is approximately DKK 1 billion. The facility is financed by cash flow from operating activities.

Novo Nordisk Form 20-F 2018

ITEM 4A Unresolved staff comments

ITEM 4A    UNRESOLVED STAFF COMMENTS

None.

ITEM 5    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Critical accounting estimates
Reference is made to Note 1.1 ‘Principal accounting policies and key accounting estimates’ in our Annual Report 2018.

New accounting pronouncements
Reference is made to Note 1.2 ‘Changes in accounting policies and disclosures’ in our Annual Report 2018.

A. OPERATING RESULTS

Reference is made to the section ‘Forward-looking statements’ contained on page 2 and the discussion under the caption ‘Risk factors’ contained under Item 3. Reference is further made to our Annual Report 2018 ‘Risk management enables better decision-making’ on pages 41-43.

The financial condition of the Group and its development are described in our Annual Report 2018 and our Annual Report 2017. The information in this section is based on these reports and should be read in conjunction with the annual reports. The analysis and discussions included in the annual reports are primarily based on the consolidated financial statements which are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

2018 compared with 2017
The following portions of our Annual Report 2018 constitute the Board of Directors’ and Executive Management’s discussion and analysis of results of operations (incorporated herein by reference):

‘Management review’ (pages 1-3)
‘Introducing Novo Nordisk’ (pages 4-9)
‘Performance and Outlook’ (pages 10-21)

2017 compared with 2016
The following portions of our Annual Report 2017 constitute the Board of Directors’ and Executive Management’s discussion and analysis of results of operations (incorporated herein by reference):

‘Accomplishments and results 2017’ (pages 1-15)

Segment information
Reference is made to Note 2.2 ‘Segment information’ in our Annual Report 2018 for details on segmented results.

Inflation
Inflation for the three most recent fiscal years has not had a material impact on the Group’s Net sales or Net profit.

Foreign currencies
The majority of Novo Nordisk’s sales are in foreign currencies, mainly USD, EUR, CNY, JPY, GBP and CAD, while a significant proportion of production, research and development costs are carried in DKK. Consequently, Novo Nordisk has significant exposure to foreign exchange risks and engages in significant hedging activities where the most significant exposure and hedging are related to USD, CNY, JPY, GBP and CAD, while the EUR exchange rate risk is regarded as low due to the Danish fixed-rate policy towards EUR. Thus, Novo Nordisk does not hedge the EUR exchange rate risk. For further description of foreign currency exposure, reference is made to the disclosure in Note 4.2 ‘Financial risks’ in our Annual Report 2018 and for further description of foreign currency exposure and hedging activities, reference is made to the description of financial instruments in Note 4.3 ‘Derivative financial instruments’ in our Annual Report 2018.

Governmental policies
Please refer to pages 22-39 ‘Our business’ in our Annual Report 2018 and Item 4.

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

Novo Nordisk Form 20-F 2018

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Financial resources
Reference is made to page 59 ‘Cash flow statement for the year ended 31 December’ and page 60 ‘Balance sheet’ in our Annual Report 2018. In addition Novo Nordisk has obtained a credit rating from two independent external rating agencies.

Novo Nordisk believes its financial resources are sufficient to meet its requirements for at least the next 12 months.

Cash flow in 2018, 2017 and 2016
Reference is made to page 59 ’Cash flow statement' for the year ended 31 December’ in our Annual Report 2018.

The most significant source of cash flow from operating activities is sales of diabetes and obesity and biopharmaceutical products. Generally, other factors that affect operating earnings, such as pricing, volume, product mix, costs and exchange rates, also have an impact on realized cash flow from operating activities.

There are no material restrictions on the ability of subsidiaries with material cash amounts to transfer funds to the parent company, Novo Nordisk A/S. Reference is made to note 4.4 'Cash and cash equivalents, financial resources and free cash flow' in our Annual Report 2018 for information on restricted cash.

Trade receivable program
Trade receivable program, as of December 31, 2018, 2017 and 2016, respectively, are shown in Note 4.2 ‘Financial risks’ in our Annual Report 2018.

Debt financing
No long-term loans were outstanding as of December 31, 2018 or 2017. Reference is made to page 60 ‘Balance sheet’ and Note 4.7 ‘Financial assets and liabilities’ in our Annual Report 2018 for information on Current debt.

Derivative financial instruments
Novo Nordisk only hedges commercial exposures and consequently does not enter into derivative transactions for trading or speculative purposes. Currency hedging is done with foreign exchange forwards and foreign exchange options. Reference is made to Note 4.2 ‘Financial risks’ and Note 4.3 ‘Derivative financial instruments’ in our Annual Report 2018 for further information on financial instruments including currency exposure.

Commitments for capital expenditure etc.
Contractual obligations for capital expenditure and other contingent liabilities as of December 31, 2018 and 2017, respectively, are shown in Note 5.2 ‘Commitments’ in our Annual Report 2018.

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

The primary focus of Novo Nordisk’s research and development is on therapeutic proteins within diabetes, obesity, haemophilia, growth disorders and other serious chronic diseases such as NASH (non-alcoholic steatohepatitis) and atherosclerosis cardiovascular diseases.

Reference is made to Note 2.3 ‘Research and development costs’ in our Annual Report 2018 for research and development costs in 2018, 2017 and 2016, respectively. Novo Nordisk’s research and development organization comprised approximately 8,000 employees as of December 31, 2018.

In general, we expect that growth in research and development spending will follow a trend in line with sales growth indicating that the research and development cost to sales ratio is expected to be relatively constant in the foreseeable future. Thus, we currently expect to continue an expenditure level of around 13% of sales in research and development activities going forward. Development costs in 2018 were driven by significant investments in oral semaglutide and semaglutide obesity with phase 3a/3b trials and CV outcome trials running for both projects in 2018.

Information related to the spend ratio on clinical development activities and research activities can be found in Note 2.3 ‘Research and development costs’ in our Annual Report 2018.

Information related to selected research and development projects can be found under ‘Pipeline overview’ on pages 20-21 in our Annual Report 2018. Furthermore, a broader overview of our business activities can be found on pages 22-39 ‘Our business’.

Novo Nordisk Form 20-F 2018

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following Novo Nordisk compounds are currently in phase 3 development or have recently been filed for regulatory approval:

COMPOUND / BRAND NAME / INDICATION	Year entered into phase 3 or filed with the regulatory authorities	Patent expiration
Oral semaglutide (NN9924) / Type 2 diabetes	Phase 3 initiated in 2016.	2031[1]

N8-GP (NN7088) / Haemophilia A	Phase 3 completed in 2014, production facility operational in 2018. Filings for regulatory review in the United States, the EU and Japan made in 2018.	2032[2]

NN8640 Once-weekly human growth hormone / Growth disorder	Phase 3 in ADGH completed in 2018. Phase 3 in GHD initiated in 2018.	2034[3]

Semaglutide obesity (NN9536) / Obesity	Phase 3 initiated in 2018	2031[1]
1 Current estimate
2 Current estimate United States. EU estimate 2034, Japan expiry 2034
3 Current estimate United States. EU estimate 2035, Japan expiry 2035

During 2018 Novo Nordisk has not discontinued any development projects in phase 3.

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

In assessing the criteria listed above, and as described in ‘Risk management enables better decision-making’ on pages 41-43 in our Annual Report 2018, it is important to note that at any one stage of development, due to the uncertainties inherent to clinical development and the regulatory approval process, there is a significant degree of uncertainty and risk that the project will not be successful. The nature of our development activities is such that a compound must first be proven to work by means of multiple clinical trials, which may require treatment of thousands of patients and could take years to complete. Even if initial results of preclinical studies or clinical trial results are promising, we may obtain different results that fail to show the desired levels of safety and efficacy, or we may not obtain applicable regulatory approval for a variety of other reasons. The compound must be accepted by either the FDA, the European Medicines Agency or similar agencies around the world, each of which may have differing requirements. During each stage, there is a substantial risk that we will encounter serious obstacles which will further delay us, or that we will not achieve our goals and, accordingly, may abandon a product in which we have invested substantial resources. Furthermore, the commercial potential of a project is dependent on the label granted by the regulatory authority upon approval. The label specifies for which indications a product can be used, major and minor safety concerns associated with drug treatment as well as if the drug can be combined with other types of medication. Thus a label can restrict usage substantially.

Due to the risks and uncertainties involved in progressing through pre-clinical development and clinical trials, and the time and cost involved in obtaining regulatory approvals, we cannot reasonably estimate the nature, timing, completion dates and costs of the efforts necessary to complete the development.

Given the uncertainties related to the process of product development, during the periods presented in our 2018 Form 20-F no single project in product development was significant based on the qualitative and quantitative criteria. However, during the periods presented two groups of projects were considered significant; the diabetes and obesity group and the biopharmaceuticals group.

Reference is made to the caption ‘Risk factors’ contained under Item 3.

Novo Nordisk Form 20-F 2018

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

D. TREND INFORMATION

The key drivers behind Novo Nordisk’s performance continue to be the changes in demographics globally reflecting a continuous growth in the proportion of people who live in cities (urbanization), an increasing proportion of elderly people and a growing problem of obesity. These trends have contributed to the significant increase in the number of people with diabetes worldwide. According to the International Diabetes Federation, the number of people with diabetes is expected to increase to around 629 million by 2045 from 425 million in 2017. Diabetes and obesity is Novo Nordisk’s largest segment comprising more than 80% of sales. The epidemic growth in the number of people with diabetes, continuing transition from older to newer insulin generations, and new delivery devices and market share gains in some segments of the market are all driving Novo Nordisk’s growth within the diabetes and obesity segment. Further, the roll-out of a number of new products within diabetes and obesity (Ozempic®, Tresiba®, Ryzodeg®, Xultophy®, Fiasp® and Saxenda®) are expected drivers of sales in the segment.

The other segment of Novo Nordisk is biopharmaceuticals, which comprises haemophilia care, growth hormone therapy and hormone replacement therapy. In 2018, haemophilia sales decreased due to lower NovoSeven® sales in North America given intensified competition and a new product launch, offset by continued uptake of NovoEight® both in North America and across markets where launched in International Operations. Sales of growth disorder products increased moderately driven by growth in North America.

In the United States, significant sales rebates are paid in connection with public healthcare insurance programs, such as Medicare and Medicaid, as well as rebates to pharmacy benefit managers (PBMs) and managed care organizations. Key customers in the United States include private payers, PBMs and government payers. Increasingly, PBMs and managed care organizations play a key role in negotiating price concessions with drug manufacturers on behalf of payers for both the commercial and government channels, and determining the list of drugs covered in the health plan’s formulary. Specifically, there are three primary drivers:

•	Competitive pressure from other manufacturers' diabetes products

•
Payer pressure to reduce the overall drug costs has resulted in continued focus on negotiating higher rebates from drug manufacturers. Private payers remain keen to adopt narrow formularies that exclude certain drugs, while securing increased rebates from the preferred brands.

•	Recent industry consolidation among payers has over time led to increasing pricing pressure for pharmaceutical companies.

In 2018, payers continued to leverage their size and control to demand higher rebates, while the level of competition intensified, particularly in the basal insulin segment. As a result, average prices after rebates for the Novo Nordisk portfolio in 2018 in the United States declined.

For 2019, average prices after rebates are expected to decline further compared with 2018 prices, predominantly driven by the basal insulin segment and the funding of the Medicare Part D coverage gap, which has been changed based on new legislation with effect from 2019 and with an expected negative impact of approximately DKK 2 billion but, importantly, market access for Novo Nordisk’s products is expected to remain at a level similar to that experienced in 2018.

For further information on trends, reference is made to the section ‘Performance and outlook’ on pages 10-21 in our Annual Report 2018. Information about expectations for the financial year 2019 can be found on page 12 in the subsection ‘Outlook 2019’.

E. OFF-BALANCE SHEET ARRANGEMENTS

Reference is made to Note 4.2 ‘Financial risks’ and Note 5.2 ‘Commitments’ in our Annual Report 2018.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Reference is made to Note 5.2 ‘Commitments’ in our Annual Report 2018.

Novo Nordisk Form 20-F 2018

ITEM 6 DIRECTORS, EXECUTIVE MANAGEMENT AND EMPLOYEES
ITEM 6    DIRECTORS, EXECUTIVE MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND EXECUTIVE MANAGEMENT

Reference is made to pages 50-51 in our Annual Report 2018 for name, position and period of service as director for the members of the Board of Directors.

Reference is made to page 52 in our Annual Report 2018 for name, position, age, year of appointment and year of joining Novo Nordisk for the members of Executive Management. On February 15, 2018, Karsten Munk Knudsen was appointed CFO, succeeding Jesper Brandgaard, who has retained responsibility for Biopharm and Legal Affairs as a continuing member of Executive Management.

The Board of Directors has the overall responsibility for the affairs of the Company. Reference is made to pages 46-49 in our Annual Report 2018.

The activities of the members of Board of Directors and members of Executive Management outside the Company are included in our Annual Report 2018 on pages 50-52.

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

B. COMPENSATION

Reference is made to the section ‘Remuneration’ on pages 53-57 and note 5.1 'Share-based payment schemes' in our Annual Report 2018 regarding compensation.

C. BOARD PRACTICES

Reference is made to ‘Corporate governance’ on pages 46-49 in our Annual Report 2018 regarding board practices. The year of election for each member of the Board of Directors and the year of appointment for each member of Executive Management is included in our Annual Report 2018 on pages 50-52.

D. EMPLOYEES

Reference is made to the section entitled ‘Employees’ on page 15 and ‘Performance highlights’ on pages 18-19 in our Annual Report 2018 regarding the total number of full-time employees in Novo Nordisk at year-end for the years 2014–2018.

EMPLOYEES	2018	2017	2016
Employees outside Denmark as a percentage of total number of employees	60%	59%	57%

Executive Management believes that the Company has a good relationship with its employees in general and with the labor unions of the Novo Nordisk employees.

Novo Nordisk believes that the current personnel policy results in low staff turnover, high engagement, and ease in recruiting new employees. The Company has not experienced any significant labor disputes.

E. SHARE OWNERSHIP

For information on the Board of Directors’ and Executive Management’s individual holdings of shares and restricted stock units and granting of shares, reference is made to the section ‘Remuneration’ on pages 53-57 and note 5.1 'Share-based payment schemes' in our Annual Report 2018. The members of the Board of Directors and Executive Management and key management executives in the aggregate hold less than 1% of the beneficial ownership of the Company.

For information on the Board of Directors’ and Executive Management’s individual holdings of and trading in Novo Nordisk shares during 2018, reference is made to the section ‘Remuneration’ on pages 53-57 and note 5.1 'Share-based payment schemes' in our Annual Report 2018. As of January 31, 2019 the Board of Directors and Executive Management owned 805,761 B shares.

Novo Nordisk Form 20-F 2018

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

In the period from January 1, 2019 until February 1, 2019, no B shares were sold or purchased by the members of the Board of Directors or Executive Management. The internal rules on trading in Novo Nordisk securities by members of the Board of Directors and Executive Management only permit trading in the 15 calendar-day period following each quarterly earnings announcement. Following the quarterly earnings announcement release on February 1, 2019, the Executive Management received 103,744 B shares in accordance with the long-term incentive program and a total of 61,398 B shares were sold, hence as of February 1, 2019, the Board of Directors and Executive Management owned 848,107 B shares.

Reference is made to Note 5.1 ‘Share based payment schemes’ in our Annual Report 2018.

ITEM 7    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS
The total share capital of Novo Nordisk A/S is split into two classes, A shares and B shares, each with different voting rights. The A shares have 200 votes per DKK 0.20 of the A share capital and the B shares have 20 votes per DKK 0.20 of the B share capital. The voting rights of treasury shares cannot be exercised at the general meetings.

All of the A shares of Novo Nordisk A/S are held by Novo Holdings A/S, a wholly-owned subsidiary of the Novo Nordisk Foundation (the ‘Foundation’). As of December 31, 2018, the A shares represented approximately 74% of the votes exercisable at the Annual General Meeting.

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

Under its statutes, the Foundation is governed by a Board of Directors, which must be comprised of at least six and not more than 12 members and at least two members must have a medical or scientific background. Members of the Foundation’s Board of Directors are typically nominated by the nomination committee and elected by a two-thirds vote of the members who have themselves been elected pursuant to the statutes. Any member can be removed as provided for in the Danish Act on Foundations (‘lov om erhvervsdrivende fonde’). In addition, employee representatives are elected for four-year terms by the employees of the foundation and of the subsidiaries of the Foundation, in accordance with Danish law. No person or entity exercises any kind of formal influence over the Foundation’s Board. The Foundation’s Board currently consists of nine persons, one of whom is also an employee elected member of the Board of Directors of Novo Nordisk A/S (Anne Marie Kverneland).

Under its statutes, Novo Holdings A/S is governed by a Board of Directors, which must be comprised of at least three and not more than nine members who are elected annually by shareholder vote. According to the Foundation’s statutes, its Board of Directors can and shall provide for members of its own Board of Directors to be elected to Novo Holdings A/S’s Board of Directors. Novo Holdings A/S’s Board of Directors currently has six members, with two directors who are also members of the Board of the Foundation (Steen Risgaard and Lars Rebien Sørensen) and one director who is also a member of the Board of Directors of Novo Nordisk A/S (Jeppe Christiansen). Moreover, the chief executive officer of Novo Holdings A/S (Kasim Kutay) is also a member of the Board of Directors of Novo Nordisk A/S. The Chairman of the Foundation’s Board of Directors (Lars Rebien Sørensen) serves as the Chairman of Novo Holdings A/S’s Board of Directors.

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

For further information reference is made to ‘Shares and capital structure’ on pages 44-45 in our Annual Report 2018 and to ‘Shares and capital structure’ on pages 44-45 in our Annual Report 2017.

Novo Nordisk Form 20-F 2018

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The B shares of the Novo Nordisk A/S are registered with VP Securities A/S (‘VP Securities’) and are not represented by certificates. Generally, VP Securities does not provide the Company with information with respect to registration. However, set forth below is information as of January 31, 2019 with respect to (a) any shareholder who is known to the Company to be the owner of more than 5% of any class of Novo Nordisk A/S' securities and (b) the total amount of any class owned by Novo Nordisk A/S and its affiliates (treasury shares) and by the Board of Directors and Executive Management as a group:

Title of class	Identity of person or group	Shares owned		Percent of class	Percent of total votes

A shares	Novo Holdings A/S	537,600,400	*	100.00	73.75
B shares	Novo Holdings A/S	149,789,000		7.83	2.06
B shares	Novo Nordisk A/S and subsidiaries (treasury shares)	55,756,648	**	2.92	0.77
B shares	Board of Directors and Executive Management	805,761	***	0.04	0.01
*) The number of A shares is calculated as an equivalent of the trading size (DKK 0.20) of the listed B shares but is not formally divided into number of shares. The A shares are not listed on any stock exchange.
**) Treasury shares are included, however, voting rights of treasury shares cannot be exercised.
***) As of February 1, 2019 the shares owned by Board of Directors and Executive Management was 848,107 (corresponding to 0.04 percent of class and 0.01 percent of total votes).

In 2016 and 2017, shares with an aggregate purchase price of DKK 15.1 billion and DKK 16.8 billion, respectively, were repurchased under the Company’s share repurchase program.

In February 2018, Novo Nordisk announced a new DKK 14 billion share repurchase program. In November 2018 this share repurchase program was expanded by DKK 1 billion to DKK 15 billion. Under this program and the previous share repurchase program completed in January 2018, 50,811,303 shares corresponding to DKK 15.5 billion were repurchased during 2018. The February 2018 share repurchase program was completed in January 2019.

In February 2019, Novo Nordisk announced a new DKK 15 billion share repurchase program to be executed during the following 12 months.

After the shareholders’ approval of the proposed reduction of Novo Nordisk A/S' share capital at the Annual General Meeting on March 23, 2018, 50,000,000 shares were cancelled in April 2018, reducing the number of treasury shares accordingly.

As no complete records of all holders of B shares exist, it is not possible to give an accurate breakdown of the holdings and number of holders of B-shares per country. It is, however, estimated that approximately 29% of the B share capital was held in Denmark as of December 31, 2018. Approximately 33% of the B share capital is estimated to be held in North America. The estimated total number of shareholders is more than 250,000 of whom more than 200,000 are estimated to be Danish residents and more than 30,000 to be resident in the United States.

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

Related party transactions in 2018, 2017 and 2016 were primarily payments for services provided between the Novo Nordisk Group and the Novozymes Group, Xellia Pharmaceuticals ApS and transactions with associated companies. The overall financial impact of these related party transactions is limited.

As a result of the initial public offering of NNIT A/S in March 2015, Novo Nordisk A/S disposed 74.5% out of the 100% interest held in NNIT A/S. On February 2, 2018, Novo Nordisk disposed further 8.0% of the shareholding in NNIT A/S to Novo Holdings A/S. Consequently, Novo Nordisk holds 17.5% of the shareholding in NNIT A/S. NNIT A/S is considered to be an associated company. Being an associated company to Novo Nordisk A/S, NNIT A/S is considered to be a related party. For further information reference is made to Note 2.5 ‘Other operating income, net’ in our Annual Report 2018.

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

Novo Nordisk Form 20-F 2018

ITEM 8 FINANCIAL INFORMATION

As part of the share repurchase program for 2018 of DKK 15 billion, a number of transactions have been entered into with Novo Holdings A/S. On February 5, 2018, 3,087,410 shares were purchased from Novo Holdings A/S at a price of DKK 308.90 per share. On May 4, 2018, 3,415,895 shares were purchased from Novo Holdings A/S at a price of DKK 303.83 per share. On August 10, 2018, 3,120,644 shares were purchased from Novo Holdings A/S at a price of DKK 305.61 per share. On November 5, 2018, 4,401,051 shares were purchased from Novo Holdings A/S at a price of DKK 286.71 per share.

Since December 31, 2018, there have been no further significant transactions with related parties out of the ordinary course of business. For further information reference is made to Note 5.3 ‘Related party transactions’ in our Annual Report 2018 and Note 5.3 ‘Related party transactions’ in our Annual Report 2017.

There have not been and there are no loans to members of the Board of Directors or Executive Management in 2018, 2017 or 2016.

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8    FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The financial statements required by this item accompany this annual report in the form of our Annual Report 2018 (see Exhibit no. 15.1).

Legal proceedings
Reference is made to Note 3.6 ‘Provisions and contingent liabilities’ in the Annual Report 2018 regarding legal proceedings.

Dividends
At the Annual General Meeting in March 2015, the Board of Directors was granted an authorization to distribute extraordinary dividends. Hence the Board of Directors has been given authority to pay interim dividends without obtaining specific approval from the Annual General Meeting. In August 2018 Novo Nordisk paid out an interim dividend of DKK 3.00 per share.

At the Annual General Meeting scheduled for March 21, 2019, the Board of Directors will propose a final dividend of DKK 5.15 for each Novo Nordisk A and B share. The total dividend for 2018 of DKK 8.15 includes both the interim dividend of DKK 3.00 for each Novo Nordisk A and B share which was paid in August 2018, and the final dividend of DKK 5.15 for each Novo Nordisk A and B share to be paid in March 2019. The total dividend increased by 4% in 2018 compared with the 2017 dividend of DKK 7.85 for each Novo Nordisk A and B share. The total dividend for 2018 corresponds to a payout ratio of 50.6%, whereas Novo Nordisk’s peer group of comparable pharmaceutical companies operated with a payout ratio of around 50.2% in 2017. No dividends will be paid on the Company’s holding of its treasury shares. For further information reference is made to ‘Shares and capital structure’, on pages 44-45 in our Annual Report 2018.

B. SIGNIFICANT CHANGES

No significant events have occurred since the date of the annual financial statements. For description of important events and achievements in 2018, reference is made to ´Management review`, pages 1-3, ´Introducing Novo Nordisk`, pages 4-9 and `Performance and outlook`, pages 10-21 in our Annual Report 2018.

ITEM 9    THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

Our B shares are listed in Denmark on Nasdaq Copenhagen, and traded under the symbol "NOVO-B". Our ADRs are traded on the New York Stock Exchange under the symbol "NVO".

Reference is made to our Annual Report 2018 ‘Shares and capital structure’ on pages 44-45.

B. PLAN OF DISTRIBUTION

Not applicable.

Novo Nordisk Form 20-F 2018

ITEM 9 THE OFFER AND LISTING

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

American Depositary Receipts representing the B shares (‘ADRs’), as evidenced by American Depositary Receipts issued by JPMorgan Chase Bank of New York, as the Depositary, have been listed on the New York Stock Exchange since 1981. As of December 31, 2018, 207,847,937 B share equivalents (representing 10.87% of the outstanding B shares, adjusted for the treasury shares) were held in the form of ADRs.

D. SELLING SHAREHOLDERS

Not applicable.

E. DILUTION

Not applicable.

F. EXPENSES OF THE ISSUE

Not applicable.

Novo Nordisk Form 20-F 2018

ITEM 10 ADDITIONAL INFORMATION
ITEM 10    ADDITIONAL INFORMATION

A. SHARE CAPITAL
Not applicable.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

This section summarizes certain material provisions of Novo Nordisk A/S’ Articles of Association, certain other constitutive documents and relevant Danish corporate law. See Exhibit 1.1 to this Form 20-F for a translation into English language of the Articles of Association.

General
Novo Nordisk A/S is a limited liability company organized under the laws of Denmark and registered with the Danish Business Authority under CVR number 24256790. Novo Nordisk A/S’s objectives are to carry out research and development and to manufacture and commercialize pharmaceutical, medical and technical products and services as well as any other activity related thereto as determined by its Board of Directors. It strives to conduct its activities in a financially, environmentally and socially responsible way. Novo Nordisk A/S's objectives are set out in Article 2 of its Articles of Association.

Powers of the Board of Directors
All members of the Board of Directors have equal voting rights, and all resolutions are passed by a simple majority of votes. However, in the event of a tie, the Chairman shall have the casting vote. The Board of Directors forms a quorum when at least a majority of its members is present.

According to the Danish Companies Act, no member of the Board of Directors or the Executive Management may take part in the consideration of any business involving agreements between any member of the Group and himself, legal actions brought against the individual, or any business involving agreements between any member of the Group and any third party or legal actions brought against any third party, if the individual has a major interest therein that might conflict with Novo Nordisk A/S’s interests. The Danish Companies Act also includes restrictions on Novo Nordisk A/S’ ability to grant loans or provide security to any member of the Board of Directors or anyone particularly close to such a member of the Board of Directors. Novo Nordisk A/S' ability to grant loans or provide security is subject to a number of conditions including shareholder approval or delegation of authorization to the Board of Directors by the General Meeting.

The remuneration of the Board of Directors must be approved by Novo Nordisk A/S’ shareholders at the Annual General Meeting.

According to Novo Nordisk A/S’ Articles of Association a person cannot be nominated for election or re-election if such person has reached the age of 70 at the time of the General Meeting.

Rights, restrictions and preferences attaching to the shares
If the shareholders at an Annual General Meeting approve a recommendation by the Board of Directors to pay dividends, dividends shall be distributed as follows: a priority dividend of 0.5% to the holders of A shares and then up to a dividend of 5% to the holders of B shares. Any distribution of additional dividends shall be subject to the provision that the holders of A shares shall never receive a total dividend exceeding the percentage rate of the dividend paid to the holders of B shares. A shares take priority for dividends below 0.5%. B shares take priority for dividends between 0.5% and 5%. However, in practice, A shares and B shares receive the same amount of dividends per share of DKK 0.01. Dividends on A shares shall be remitted to the shareholders at the addresses entered in Novo Nordisk A/S' Register of Shareholders as at the date of the Annual General Meeting. Dividends on B shares shall be paid with fully discharging effect for Novo Nordisk A/S through a central securities depository and an account-holding bank to shareholders registered by VP Securities at the time of payment.

The Board of Directors has been granted authority to distribute extraordinary dividends. This authority is included in the Articles of Association of Novo Nordisk A/S. Hence the Board of Directors has been granted authority to pay interim dividends without obtaining specific approval from the Annual General Meeting. Any Board resolution to pay extraordinary dividends must be accompanied by a balance sheet showing that sufficient funds are available for distribution. An authorized auditor must review the balance sheet.

Subject to the preference mechanism described above, the A shares and the B shares rank as equal in the event of a return on capital by Novo Nordisk A/S. Upon a winding-up, liquidation or otherwise, the B shares rank ahead of the A shares with regard to payment of each share’s nominal amount. All shares rank as equal in respect of further distributions from a winding-up.

Each A share of DKK 0.20 carries 200 votes and each B share of DKK 0.20 carries 20 votes at General Meetings. A shares are non-negotiable instruments whereas B shares are negotiable instruments.

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

Novo Nordisk Form 20-F 2018

ITEM 10 ADDITIONAL INFORMATION

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

General Meetings
Novo Nordisk A/S’ General Meetings shall be held at a venue in the Capital Region of Denmark. The Annual General Meeting shall be held before the end of April in every year. Extraordinary General Meetings shall be held as resolved by the General Meeting or the Board of Directors, or upon the request of the auditors or shareholders representing in total at least 5% of the share capital. The Extraordinary General Meeting shall then be called not later than two weeks after receipt of such request.

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

A shareholder’s right to attend and vote at a General Meeting shall be determined by the shares or ADRs which such shareholder owns at the applicable record date. The Danish record date is one week prior to the General Meeting. Any shareholder who is entitled to attend the General Meeting is required to apply for an admission card to such General Meeting no later than three days prior to the date of such General Meeting. ADR holders who wish to attend the General Meeting in Denmark should contact Investor Relations, via e-mail to IRofficer@novonordisk.com.

The shares held by each shareholder at the Danish record date shall be calculated based on the registration of the shareholder’s shares in the Register of Owners as well as any notification received by the Company with respect to registration of shares in the Register of Owners, which have not yet been entered in the Register of Owners.

Ownership restrictions
There are no limitations on the rights of non-resident or foreign owners to hold or vote the shares imposed by the laws of Denmark, Novo Nordisk A/S’ Articles of Association, or any other of its constituent documents.

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

Ownership disclosure
According to the Danish Capital Markets Act and the Danish Companies Act, shareholders of Novo Nordisk A/S must notify the Danish Financial Supervisory Authority and Novo Nordisk A/S of their ownership if they own 5% or more of the voting rights or share capital. Also, shareholders must notify changes in holdings if thresholds of 5%, 10%, 15%, 20%, 25%, 50%, 90% or 100% and 1/3 and 2/3 of the voting rights or share capital are crossed.

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

Novo Nordisk Form 20-F 2018

ITEM 10 ADDITIONAL INFORMATION

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

Novo Nordisk Form 20-F 2018

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

Novo Nordisk Form 20-F 2018

ITEM 11 QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISKS

Copies of this Form 20-F as well as our Annual Report 2018 and Annual Report 2017 can be downloaded from the Investors pages at novonordisk.com. The contents of this website are not incorporated by reference into this Form 20-F. This Form 20-F is also filed and can be viewed via EDGAR on www.sec.gov.

I. SUBSIDIARY INFORMATION

Not applicable.

ITEM 11    QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISKS

Financial exposure and financial risk management
For a description and discussion of the Company’s foreign exchange risk management, interest rate risk management, counterparty risk management and equity price risk management, reference is made to Note 4.2 ‘Financial risks’ and ‘Risk management enables better decision-making’ on pages 41-43 in our Annual Report 2018.

Sensitivity analysis
When conducting a sensitivity analysis, the Group assesses the change in fair value on the market-sensitive instruments following hypothetical changes in market rates and prices. The rates used to mark-to-market the instruments are market data as of December 28, 2018.

Interest rate sensitivity analysis
For information on Interest rate sensitivity analysis in the financial year of 2018, reference is made to Note 4.2 ‘Financial risks’ in our Annual Report 2018.

Foreign exchange sensitivity analysis
For information on Foreign exchange sensitivity analysis in the financial year of 2018, reference is made to Note 4.2 ‘Financial risks’ and ‘Risk management enables better decision-making’ on pages 41-43 in our Annual Report 2018.

ITEM 12    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

ITEM 12A    DEBT SECURITIES

Not applicable.

ITEM 12B    WARRANTS AND RIGHTS

Not applicable.

ITEM 12C    OTHER SECURITIES

Not applicable.

ITEM 12D    AMERICAN DEPOSITARY SHARES

Novo Nordisk’s ADR program is administered by J.P. Morgan Depositary Receipts Group as Depositary, JPMorgan Chase Bank, N.A., 383 Madison Avenue, Floor 11, New York, United States.

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

Novo Nordisk Form 20-F 2018

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

J.P. Morgan, as Depositary, has agreed to reimburse certain reasonable expenses related to Novo Nordisk’s ADR program and incurred by Novo Nordisk in connection with the program. In the year ended December 31, 2018, the Depositary reimbursed USD 4,210,099 for costs related to investor relations activities.

Novo Nordisk Form 20-F 2018

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

Novo Nordisk Management, including the Chief Executive Officer and Chief Financial Officer, evaluated the Company’s disclosure controls and procedures as of December 31, 2018. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2018, the Company’s disclosure controls and procedures were effective at the reasonable assurance level.

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

Novo Nordisk Management, including the Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2018, using the criteria established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (‘COSO’). Based on this assessment, Novo Nordisk Management, including the Chief Executive Officer and Chief Financial Officer, concluded that, as of December 31, 2018, the Novo Nordisk Group’s internal control over financial reporting was effective based on criteria stated in Internal Control – Integrated Framework (2013) issued by the COSO.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2018 has been audited by PricewaterhouseCoopers, Statsautoriseret Revisionspartnerselskab, Denmark, an independent registered public accounting firm, as stated in their report which appears on page 37 of this Form 20-F.

Changes in internal controls over financial reporting
There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2018 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A    AUDIT COMMITTEE FINANCIAL EXPERTS

In March 2018, the Board of Directors elected the following individuals to the Audit Committee: Liz Hewitt (Audit Committee Chairman and financial expert), Andreas Fibig (Audit Committee member), Sylvie Grégoire (Audit Committee member) and Stig Strøbæk (Audit Committee member and employee representative).

As such, the Audit Committee is comprised of four members elected by the Board of Directors. One member is designated as Chairman and one member, the Chairman, is designated as an Audit Committee financial expert as defined by the SEC.

Novo Nordisk Form 20-F 2018

ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERTS

Three members qualify as independent as defined by the SEC and one member relies on an exemption. See item 16D below. The Chairman and financial expert, Liz Hewitt, is independent as defined by the SEC.

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

For further information on the Novo Nordisk Way, reference is made to ‘Leading the Novo Nordisk Way’ on pages 6-7 in our Annual Report 2018. The Novo Nordisk Way and our Business Ethics Code of Conduct may be found on our website at novonordisk.com (the contents of the website are not incorporated by reference into this Form 20-F).

ITEM 16C    PRINCIPAL ACCOUNTANT FEES AND SERVICES

Reference is made to Note 5.4 ‘Fee to statutory auditors’ in our Annual Report 2018 regarding fees paid to our statutory auditors.

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

Audit-Related Fees
Fees for audit-related services consist of fees billed for assurance and related services that are related to the performance of the audit or review of the Company’s social and environmental reporting included in our Annual Report 2018 and also include consultations concerning financial accounting reporting standards.

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

Novo Nordisk Form 20-F 2018

ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
ITEM 16E    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

	Total Number of Shares Purchased (a)*	Average Price Paid per Share in DKK (b)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (c)	Maximum Approximate Value of Shares that may yet be purchased under the Plans or Programs in DKK (d)
2017 repurchase program
Status year end 2017**	54,442,831	281.07	54,442,831	1,697,935,084
January 1-31, 2018	4,968,673	341.73	59,411,504	0
Total***	59,411,504	286.14	59,411,504	0

2018 repurchase program				14,000,000,000
February 1-28, 2018	5,628,661	309.45	5,628,661	12,258,194,883
March 1-31, 2018	2,972,366	303.42	8,601,027	11,356,330,876
April 1-30, 2018	2,754,500	294.08	11,355,527	10,546,300,039
May 1-31, 2018	5,715,195	304.05	17,070,722	8,808,575,273
June 1-30, 2018	2,958,548	291.95	20,029,270	7,944,832,992
July 1-31, 2018	3,145,000	315.56	23,174,270	6,952,410,426
August 1-31, 2018	5,605,809	310.16	28,780,079	5,213,691,560
September 1-30, 2018	2,740,000	306.75	31,520,079	4,373,204,791
October 1-31, 2018	3,265,500	281.26	34,785,579	3,454,758,457
November 1-30, 2018****	8,272,051	290.27	43,057,630	2,053,561,012
December 1-31, 2018	2,785,000	301.95	45,842,630	1,212,618,952
Total	45,842,630	300.75	45,842,630	1,212,618,952
*) All shares purchased through a publicly announced program.
**) Shares purchased under 2017 repurchase program during 2017.
***) As of January 31, 2018, Novo Nordisk had repurchased a total of 59,411,504 B shares equal to a transaction value of DKK 17 billion. The DKK 17 billion share repurchase program announced February 3, 2017 and increased by DKK 1 billion on November 1, 2017 was thereby concluded.
****) In November the repurchase program was increased from DKK 14 billion to DKK 15 billion.

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

Under this authorization, a share repurchase program for 2017 of DKK 16 billion initiated in February 2017, and increased by DKK 1 billion on November 1, 2017, was completed in January 2018. A new share repurchase program for 2018 of DKK 14 billion initiated in February 2018 was completed in January 2019. The shares have been purchased through a bank directly in the market.

Column (a) shows shares Novo Nordisk purchased as part of our share repurchase program initiated in February 2017 (completed in January 2018) and our share repurchase program initiated in February 2018.

Notes to columns (c) and (d)
In order to maintain capital structure flexibility, the Board of Directors intends to propose at the Annual General Meeting on March 21, 2019, a reduction in the B share capital, by cancellation of 50 million shares (nominal value DKK 0.20) of current treasury B shares, to DKK 382,512,800. This would correspond to a 2% reduction of the total share capital.

ITEM 16F    CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable.

Novo Nordisk Form 20-F 2018

ITEM 16G CORPORATE GOVERNANCE
ITEM 16G    CORPORATE GOVERNANCE

Novo Nordisk A/S is a public limited company incorporated in Denmark and admitted to trading on Nasdaq Copenhagen. As a result, it follows the applicable Danish Corporate Governance Recommendations issued in November 2017 (applicable to the financial years commencing on January 1, 2018 or later) in respect of its corporate governance practices.

Novo Nordisk A/S has ADRs listed on the New York Stock Exchange (the “NYSE”) and is therefore required to comply with U.S. securities laws and regulations, including the Sarbanes-Oxley Act and the NYSE Corporate Governance Standards (the “NYSE Standards”) applicable to listed companies as described in the NYSE Listed Company Manual’s section 303A. As a foreign private issuer, Novo Nordisk A/S is permitted to follow the corporate governance practice of its home country in lieu of certain provisions of the NYSE Standards.

Novo Nordisk A/S complies with the requirements of the SEC and NYSE except that Novo Nordisk as a “controlled company” (a listed company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company) pursuant to section 303A.00 of the NYSE Listed Company Manual is not obliged to comply with sections 303A.01 (majority independent directors), 303A.04 (nominating/corporate governance committee) and 303A.05 (compensation committee) of the NYSE Listed Company Manual.

Moreover, Novo Nordisk A/S as a foreign private issuer is permitted to follow home country practice in lieu of sections 303A.02 (independence tests), 303A.03 (executive sessions), 303A.07 (audit committee), 303A.08 (shareholder approval of equity compensation plans), 303A.09 (corporate governance guidelines), 303A.10 (code of business conduct and ethics) and 303A.12 (a) (certification requirements).

Below is a list of practices followed by Novo Nordisk A/S as a foreign private issuer that differ from certain corporate governance requirements under the NYSE Standards:

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

As a controlled company, Novo Nordisk A/S is exempt from the requirement to establish a separate compensation committee in the same manner as U.S. companies are. Novo Nordisk A/S has established a Remuneration Committee and at a Board of Directors meeting immediately following the Annual General Meeting the members of the Remuneration Committee are elected. When electing the members the Board of Directors considers all factors relevant to determine whether the members of the Remuneration Committee have a relationship to the Company which is material to the director’s ability to be independent from management when performing its duties. At least a majority of the members of a board committee shall qualify as independent as defined by the Danish Corporate Governance Recommendations. Under the Danish Corporate Governance Recommendations, two members qualify as non-independent members,

Novo Nordisk Form 20-F 2018

including the Chairman, and two members qualify as independent members.

ITEM 16G CORPORATE GOVERNANCE
Hence, the composition of the Remuneration Committee does not conform to the Danish Corporate Governance Recommendations. This is due to the fact that the Board of Directors finds that it is beneficial for Novo Nordisk A/S that the composition of the Remuneration Committee allows a member from the Chairmanship, who is a representative of the majority shareholder, as well as an employee representative, both of whom qualify as non-independent Board members, to remain on the Remuneration Committee while maintaining an operational structure of the Remuneration Committee with relatively few members.

Nomination Committee
Under the NYSE Standards listed companies must have a nominating/corporate governance committee composed entirely of independent directors, which requirement does not apply to Novo Nordisk A/S as a controlled company. Novo Nordisk A/S has established a Nomination Committee and at a Board of Directors meeting immediately following the Annual General Meeting the members of the Nomination Committee are elected. Novo Nordisk A/S' Nomination Committee consists of two members who are independent, including the Chairman, and two members who are non-independent. A majority of the members of a board committee shall qualify as independent as defined by the Danish Corporate Governance Recommendations. Hence, the composition of the Nomination Committee does not conform to the Danish Corporate Governance Recommendations. This is due to the fact that the Board of Directors finds that it is beneficial for Novo Nordisk A/S that the composition of the Nomination Committee allows a representative of the majority shareholder, who qualifies as a non-independent board member, as well as an employee representative, who also qualifies as a non-independent board member, to remain on the Nomination Committee while maintaining an operational structure of the Nomination Committee with relatively few members.

Audit Committee
Under Section 303A.06 of the NYSE Standards, the Audit Committee in a listed company must be composed entirely of independent directors as set out in section 303A.02 and, in the absence of an applicable exemption, Rule 10A-3(b)(1). At a Board of Directors meeting immediately following the Annual General Meeting the members of the Audit Committee are elected. Novo Nordisk A/S' Audit Committee has four members. Three of the members satisfy the independence requirements of Rule 10A-3(b)(1) of the Securities Exchange Act and section 303A.02 of the NYSE Listed Company Manual and one member relies on an exemption.

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

ITEM 16H    MINE SAFETY DISCLOSURE

Not applicable.

Novo Nordisk Form 20-F 2018

ITEM 17 FINANCIAL STATEMENTS
PART III

ITEM 17    FINANCIAL STATEMENTS

See response to Item 18.

ITEM 18    FINANCIAL STATEMENTS

The financial statements required by this item accompany this annual report in the form of our Annual Report 2018 (see Item 19).

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

The non-IFRS financial measures presented in our Annual Report 2018 are:

•	Free cash flow;

•	Cash to earnings;

•	Operating profit after tax to net operating assets;

•	Financial resources;

•	Sales growth in local currencies; and

•	Operating profit growth in local currencies.

Free cash flow
Novo Nordisk defines free cash flow as ’net cash generated from operating activities’ less ‘net cash used in investing activities’ excluding net change of marketable securities. Free cash flow is a measure of the amount of cash generated in the period which is available for the Board to allocate between Novo Nordisk's capital providers, through e.g. dividends, share repurchases and repayment of debt (excl. lease liability repayments) or for retaining in the business to fund future growth. Therefore, management believes that this non-IFRS liquidity measure provides useful information to investors in addition to the most directly comparable IFRS financial measure ‘Net cash generated from operating activities’.

With IFRS 16 'Leases' becoming effective 1 January 2019, lease payments will transfer from 'net cash flow from operating activities' to 'cash flow from financing activities' (excluding interest expense). Effective from 1 January 2019, the definition of free cash flow will be amended to also deduct the principal repayment on lease liabilities. Accordingly the implementation of IFRS 16 will have a neutral impact on free cash flow. The free cash flow outlook guidance for 2019 on page 12 in our Annual Report 2018 is calculated on the amended definition of free cash flow.

The following table shows a reconciliation of free cash flow to ‘Net cash generated from operating activities’.

Reconciliation of free cash flow		2018	2017	2016
DKK million

	Free cash flow	32,536	32,588	39,991
+	Net purchase of marketable securities	—	2,009	1,533
+	Net cash used in investing activities	12,080	6,571	6,790
=	Net cash generated from operating activities	44,616	41,168	48,314

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

The following table shows the reconciliation of Cash to earnings to the most comparable IFRS financial measure ‘Cash flow from operating activities/net profit in %’:

Novo Nordisk Form 20-F 2018

ITEM 18 FINANCIAL STATEMENTS

Reconciliation of cash to earnings		2018	2017	2016
DKK million

	Free cash flow	32,536	32,588	39,991
/	Net profit (as reported in the Annual Report)	38,628	38,130	37,925
=	Cash to earnings	84.2%	85.5%	105.4%

	Net cash generated from operating activities	44,616	41,168	48,314
/	Net profit (as reported in the Annual Report)	38,628	38,130	37,925
=	Cash flow generated from operating activities / net profit in %	115.5%	108.0%	127.4%

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

The following table reconciles Operating profit after tax to net operating assets with ‘Operating profit/equity in %’, the most directly comparable IFRS financial measure:

Reconciliation of Operating profit after tax to net operating assets		2018	2017	2016
DKK million
	Operating profit after tax	38,318	38,341	38,407
/	Average non-interest bearing balance sheet items	32,832	26,776	25,578
=	Operating profit after tax to net operating assets (as reported in the Annual Report) in %	116.7%	143.2%	150.2%

Novo Nordisk Form 20-F 2018

ITEM 18 FINANCIAL STATEMENTS

		2018	2017	2016
DKK million
	Numerator Reconciliation of Operating profit after tax to Operating profit
	Operating profit after tax	38,318	38,341	38,407
/	(1 minus effective tax rate) in %	81.1%	78.3%	79.3%
=	Operating profit (as reported in the Annual Report)	47,248	48,967	48,432
	Denominator
	Reconciliation of Average non-interest bearing balance sheet items to Equity
	Non-interest bearing balance sheet items at the beginning of the year	28,900	24,651	26,505
+	Non-interest bearing balance sheet items at the end of the year	36,763	28,900	24,651
/	2
=	Average non-interest bearing balance sheet items as used in Operating profit after tax to net operating assets	32,832	26,776	25,578

	Non-interest bearing balance sheet items at the end of the year	36,763	28,900	24,651
+	Investment in associated company	531	784	809
+	Other financial assets	1,242	978	1,388
+	Marketable securities	—	—	2,009
+	Derivative financial instruments	204	2,304	529
+	Cash at bank and in hand	15,638	18,852	18,690
—	Loans	—	—	—
—	Current debt	(515)	(1,694)	(229)
—	Derivative financial instruments	(2,024)	(309)	(2,578)
=	Equity (as reported in the Annual Report)	51,839	49,815	45,269

	Operating profit (as reported in the Annual Report)	47,248	48,967	48,432
/	Equity (as reported in the Annual Report)	51,839	49,815	45,269
=	Operating profit/Equity in %	91.1%	98.3%	107.0%

Financial resources
Financial resources is defined as the sum of cash and cash equivalents at the end of the year, bonds with original term to maturity exceeding three months and undrawn committed credit facilities less current debt (including bank overdrafts).

Management believes that the Financial resources is an important measure of the Group’s financial strength from an investor’s perspective, capturing the robustness of the Group’s financial position and its financial preparedness for unforeseen developments.

Reconciliation of financial resources		2018	2017	2016
DKK million
	Financial resources	26,697	25,348	28,648
—	Marketable securities	—	—	(2,009)
—	Undrawn committed credit facilities	(11,574)	(8,190)	(8,178)
—	Current debt (bank overdrafts)	506	—	—
=	Cash and cash equivalents at the end of the year (as reported in the Annual report)	15,629	17,158	18,461

Novo Nordisk Form 20-F 2018

ITEM 18 FINANCIAL STATEMENTS

Sales growth in local currencies
Sales growth in local currencies is defined as sales for the period measured at the average exchange rates for the same period prior year compared with Net sales for the same period prior year. The effect of changes in excange rate is excluded. Price adjustments within hyperinflation countries as defined in IAS 29 ‘Financial reporting in hyperinflation economies’ are excluded from the calculation to avoid artificially growth in local currencies.

Management believes that the sales growth in local currencies is relevant information for investors in order to understand the underlying development in sales by adjusting for the impact of currency fluctuations.

Sales in local currencies		2018	2017	2016
DKK million
	Net sales	111,831	111,696	111,780
+	Effect of exchange rate	5,043	2,609	2,110
=	Sales in local currencies	116,874	114,305	113,890
	Net sales previous year	111,696	111,780	107,927
	% increase/(decrease) in local currencies	5%	2%	6%
	% increase/(decrease) in reported currencies	0%	0%	4%

Operating profit growth in local currencies
Operating profit growth in local currencies is defined as operating profit for the period measured at the average exchange rates for the same period prior year compared with Operating profit for the same period prior year. The effect of changes in exchange rates is excluded. Price adjustments within hyperinflation countries as defined in IAS 29 ‘Financial reporting in hyperinflation economies’ are excluded from the calculation to avoid artificially inflating growth in local currencies.

Management believes that the operating profit growth in local currencies is relevant information for investors in order to understand the underlying development in operating profit by adjusting for the impact of currency fluctuations.

Operating profit in local currencies		2018	2017	2016
DKK million
	Operating profit	47,248	48,967	48,432
+	Effect of exchange rate	3,098	1,770	1,099
=	Operating profit in local currencies	50,346	50,737	49,531
	Operating profit previous year	48,967	48,432	49,444
	% increase/(decrease) in local currencies	3%	5%	0%
	% increase/(decrease) in reported currencies	(4)%	1%	(2)%

Novo Nordisk Form 20-F 2018

ITEM 19 EXHIBITS
ITEM 19    EXHIBITS

a. Annual Report

The following pages from our Annual Report 2018, furnished to the SEC on Form 6-K, dated February 4, 2019, are incorporated by reference into this Form 20-F. The content of websites, scientific articles and other sources referenced on these pages are not incorporated by reference into this Form 20-F.

Page(s) in the Annual Report
Management Discussion and Analysis
Management review	1-3
Introducing Novo Nordisk	4-9
Performance and outlook	10-21
Pipeline overview	20-21
Our business	22-39
Risk management enables better decision-making	41-43
Shares and capital structure	44-45
Corporate governance	46-49
Board of Directors	50-51
Executive Management	52
Remuneration	53-57
Management's holding of Novo Nordisk shares	57

Consolidated Financial Statements
Consolidated Income statement and Statement of comprehensive income for the years ended 31 December 2018, 2017 and 2016	58
Consolidated Cash flow statement for the years ended 31 December 2018, 2017 and 2016	59
Consolidated Balance sheet as of 31 December 2018 and 2017	60
Consolidated Equity statement at 31 December 2018, 2017 and 2016	61
Notes sections in the Consolidated financial statements	62-94
Companies in the Novo Nordisk Group	94

Novo Nordisk Form 20-F 2018

ITEM 19 EXHIBITS
b. Exhibits

List of exhibits:

Exhibit No.	Description	Method of filing

1.1	Articles of Association of Novo Nordisk A/S	Incorporated by reference to the Registrant’s Report furnished to the SEC on Form 6-K on April 24, 2018.

8.1	Companies in the Novo Nordisk Group	Incorporated by reference to page 94 of our Annual Report 2018 filed on Form 6-K dated February 4, 2019.

12.1	Certification of Lars Fruergaard Jørgensen, President and Chief Executive Officer of Novo Nordisk, pursuant to Section 302 of the Sarbanes–Oxley Act of 2002.	Filed together with this Form 20-F 2018

12.2	Certification of Karsten Munk Knudsen, Executive Vice President and Chief Financial Officer of Novo Nordisk, pursuant to Section 302 of the Sarbanes–Oxley Act of 2002.	Filed together with this Form 20-F 2018

13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes–Oxley Act of 2002.	Filed together with this Form 20-F 2018

15.1	Extracts from Registrant's Annual Report for the fiscal year ended December 31, 2018	Incorporated by reference to the portions of Registrant’s Report furnished to the SEC on Form 6-K on February 4, 2019 identified in Item 19.a of this Form 20-F.

15.2	Extracts from Registrant's Annual Report for the fiscal year ended December 31, 2017	Incorporated by reference to the portions of the Registrant’s Report furnished to the SEC on Form 6-K on February 8, 2018 identified in Item 19.a of the Form 20-F filed on February 8, 2018.

15.3	Consent of independent registered public accounting firm.	Filed together with this Form 20-F 2018

EX-101.INS	XBRL Instance Document	Incorporated by reference to the Registrant’s Report furnished to the SEC on Form 6-K on February 4, 2019.

EX-101.SCH	XBRL Taxonomy Extension Schema Document	Incorporated by reference to the Registrant’s Report furnished to the SEC on Form 6-K on February 4, 2019.

EX-101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document	Incorporated by reference to the Registrant’s Report furnished to the SEC on Form 6-K on February 4, 2019.

EX-101.DEF	XBRL Taxonomy Extension Definition Linkbase Document	Incorporated by reference to the Registrant’s Report furnished to the SEC on Form 6-K on February 4, 2019.

EX-101.LAB	XBRL Taxonomy Extension Labels Linkbase Document	Incorporated by reference to the Registrant’s Report furnished to the SEC on Form 6-K on February 4, 2019.

EX-101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document	Incorporated by reference to the Registrant’s Report furnished to the SEC on Form 6-K on February 4, 2019.

Novo Nordisk Form 20-F 2018

Report of Independent Registered Public Accounting Firm
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Novo Nordisk A/S

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Novo Nordisk A/S and its subsidiaries (the “Company”) as of December 31, 2018 and December 31, 2017, and the related consolidated income statements, statements of comprehensive income, equity statements and cash flow statements for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and December 31, 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the Report of Novo Nordisk Management on Internal Control Over Financial Reporting appearing under Item 15 of this Form 20-F. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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
Hellerup, Denmark
February 1, 2019

We have served as the Company’s auditor since 1982.

Novo Nordisk Form 20-F 2018

SIGNATURES
SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

NOVO NORDISK A/S

/s/ Lars Fruergaard Jørgensen		/s/ Karsten Munk Knudsen
Name:	Lars Fruergaard Jørgensen	Name:	Karsten Munk Knudsen
Title:	President and Chief Executive Officer	Title:	Executive Vice President and Chief Financial Officer

Bagsværd, Denmark
Dated: February 4, 2019

Novo Nordisk Form 20-F 2018