Form 20-F
period 2019-12-31
NOVO NORDISK A S
filed 2020-02-05
CIK 353278

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019
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
Tel: +45 4444 8888
E-mail: kmkn@novonordisk.com
Novo Allé, DK-2880 Bagsværd, Denmark
(Name, Telephone, E-mail and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of each class:	Trading Symbol(s):	Name of each exchange on which registered:
B shares, nominal value DKK 0.20 each	NVO	New York Stock Exchange*
American Depositary Receipts, each representing one B Share		New York Stock Exchange
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

A shares, nominal value DKK 0.20 each:	537,436,000
B shares, nominal value DKK 0.20 each:	1,862,564,000
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
Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer o Emerging growth company ☐

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

Novo Nordisk Form 20-F 2019

INTRODUCTION
INTRODUCTION
In this Form 20-F the terms ‘the Company’, ‘Novo Nordisk’ and ‘the Group’ refer to the parent company Novo Nordisk A/S together with its consolidated subsidiaries. The term ‘Novo Nordisk A/S’ is used when addressing issues specifically related to this legal entity.

Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, certain information for the 2019 Form 20-F of Novo Nordisk A/S set out herein is being incorporated by reference from the Company's statutory Annual Report 2019 and Annual Report 2018, including the consolidated financial statements of Novo Nordisk A/S (hereafter “Annual Report 2019” and “Annual Report 2018”, respectively). Therefore, the information in this Form 20-F should be read in conjunction with our Annual Report 2019 and Annual Report 2018, which were furnished to the SEC on Form 6-K on February 5, 2020 and on February 4, 2019, respectively.

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

With reference to our Annual Report 2019 and Annual Report 2018, examples of forward-looking statements can be found under the headings, ‘2019 performance and 2020 outlook’ in our Annual Report 2019 and ‘2018 performance and 2019 outlook’ in our Annual Report 2018, and elsewhere.

These statements are based on current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. Novo Nordisk cautions that a number of important factors, including those described in our Annual Report 2019 and Annual Report 2018, could cause actual results to differ materially from those contemplated in any forward-looking statements.

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

For an overview of some, but not all, of the risks that could adversely affect our results or the accuracy of forward-looking statements in this document, reference is made to the overview of risk factors in ‘Managing risks to protect value’ on pages 29-31 of our Annual Report 2019.

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

Novo Nordisk Form 20-F 2019

ITEM 1 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
PART I

ITEM 1        IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
Not applicable.

ITEM 2        OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3        KEY INFORMATION
A. SELECTED FINANCIAL DATA

Selected financial data
IFRS figures in DKK millions, except share and American Depositary Receipts (‘ADR’) data	2015	2016	2017	2018	2019
Income statement data
Net sales	107,927	111,780	111,696	111,831	122,021
Operating profit*	49,444	48,432	48,967	47,248	52,483
Net profit*	34,860	37,925	38,130	38,628	38,951

Earnings per share
Earnings per share/ADR	13.56	14.99	15.42	15.96	16.41
Diluted earnings per share/ADR	13.52	14.96	15.39	15.93	16.38

Balance sheet data
Total assets*	91,799	97,539	102,355	110,769	125,612
Net assets*	46,969	45,269	49,815	51,839	57,593
Capital stock	520	510	500	490	480
Treasury stock	(10)	(9)	(11)	(11)	(10)
Dividends per share/ADR**	6.40	7.60	7.85	8.15	8.35
Dividends per share/ADR in USD**	0.94	1.08	1.26	1.25	1.25
Number of shares	2,600	2,550	2,500	2,450	2,400
*) The Group has applied IFRS 16 'Leases' for the first time on 1 January 2019. Amounts for 2015-2018 have not been restated. Please refer to note 1.2 in our Annual Report 2019 for further information.
**) Total dividend for the financial year 2019 including proposed final dividend of DKK 5.35 per share and interim dividend paid in August 2019 of DKK 3.00 per share. For USD translation the exchange rate at December 30, 2019 from Danmarks Nationalbank (The Central Bank of Denmark) is used (USD 1 = DKK 6.68)

Reference is made to ‘Consolidated financial statements 2019’, pages 41-76 in our Annual Report 2019 for further data.

B. CAPITALIZATION AND INDEBTEDNESS
Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS
Not applicable.

D. RISK FACTORS
For information on risk factors, reference is made to our Annual Report 2019 ‘Managing risks to protect value’ on pages 29-31. Outlined in greater details below, we are subject to cybersecurity risks, to the risks associated with the United Kingdom’s planned exit from the European Union and to the risk of epidemics or other public health crises.

The potential risk on our business as a result of cybersecurity breaches
We rely on our IT systems to protect our intellectual property, business confidential information, and personal data. Therefore, disruption as a result of cybersecurity breaches could negatively impact the Company’s business and operations or financial results.

Novo Nordisk Form 20-F 2019

ITEM 3 KEY INFORMATION

IT systems act as a backbone for the Company. They support processes in research & development, manufacturing, sales and supply, and business administration. As we are a global company, the size and complexity of our IT systems are significant, and our IT infrastructure and networks are spread across the geographic regions in which we operate. The Company has made, and expects to continue to make, significant hardware, software and resourcing investments in our IT security and personal data protection programmes. Despite these investments, the dedicated cybersecurity teams who operate our global IT security infrastructure may be unable to respond sufficiently to the multitude of threats facing us or may fail to prevent service interruptions or security breaches resulting from attacks by malicious third parties. The cyber threat landscape continues to change and evolve over time, and includes threats ranging from IT-based malware of varying sophistication, to social engineering attacks, to the unintended or inadvertent click by an employee on a malicious website. Many of these threats have the potential to cause significant downtime of critical IT systems or the unintended disclosure of confidential information and personal data. From time to time, we experience IT security and personal data breaches, including incidents as a result of malware and third party vendor actions. Although we have not previously experienced material losses as a result of such incidents, we cannot guarantee that we will be able to prevent similar incidents from recurring or adversely affecting our business in the future.

We are subject to data privacy regulation in the EU (including the General Data Protection Regulation) and to privacy laws in many other jurisdictions where we do business that impose obligations and restrictions on the collection and use of personal data. In the ordinary course of the Company’s business, it collects and stores sensitive data, including personal data and personally identifiable information of customers, employees and other third parties. Any unauthorized access, disclosure, or other loss of personal data could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and significant regulatory penalties, disrupt the Company’s operations and damage the Company’s reputation.

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

The extent of the impact on our business as a result of the United Kingdom’s decision to end its membership in the European Union remains uncertain
Following the vote of a majority of the United Kingdom (the “UK”) electorate in a referendum held on June 23, 2016, in March 2017, the government of the UK (the “UK Government”) triggered Article 50 of the Lisbon Treaty and left the European Union (the “EU”) on 31 January 2020 (“Brexit”).

The extent of the impact on the Company’s operations in the UK will depend significantly on the trade negotiations between UK and EU and the length of the transition period. There is significant uncertainty regarding the future relationship between the United Kingdom and the EU. Lack of clarity about future UK laws and regulations as the UK determines which EU-derived laws and regulations to replace or replicate as part of a withdrawal, including healthcare and pharmaceutical regulations; financial laws and regulations; tax and free trade agreements; intellectual property rights; supply chain logistics; environmental, health, and safety laws and regulations; immigration laws; and employment laws, and this could increase costs, depress economic activity, and restrict the flow of goods and services between the UK and the EU. NN is working closely with the UK Government to determine and mitigate impacts on our supply chain logistics. Mitigating steps already taken include changes to supply routes, changing or transferring the Company’s notified body for devices to an entity located in an EU member state, and duplicating and transferring Company licenses. If the UK leaves the EU customs union, NN expects to be liable for customs duties and declarations on purchase orders fulfilled in the UK. NN has already incurred (and expects to incur further) costs associated with the handling and storage of additional stock delivered, or to be delivered, to the UK. The additional stock is currently expected to remain at higher levels for the foreseeable future. Until the trade negotiations are finalized, however, it is difficult to assess the overall effect that Brexit will have on our operations and hence the expected costs to be incurred and the ultimate impact of Brexit on our business and financial results remains uncertain.

In addition, to the risks identified above, we may be subject to other material risks that as of the date of this report are not currently known to us or that we deem less material at this point in time.

Our financial and operating performance may be adversely affected by epidemics or other public health crises.
Our financial and operating performance could be materially and adversely affected by the outbreak of epidemics or other public health crises. For example, in late December 2019 a notice of pneumonia of unknown cause originating from Wuhan, Hubei province was reported to the World Health Organisation. A novel coronavirus (nCoV) was identified, with cases soon confirmed in multiple provinces in China, as well as in other countries. The Chinese government has placed Wuhan and multiple other cities in Hubei province under quarantine, with approximately 60 million people affected. Local governments in China are also issuing local policies and guidance including with respect to work arrangements after the Chinese New Year holiday, and travel to and from China has been suspended or restricted by certain air carriers and foreign governments.

The risks to the Company of epidemics and other public health crises, such as the on-going novel coronavirus, include risks to employee health and safety, and reduced sales due to fewer promotional activities and less healthcare spending on chronic diseases as resources are diverted to epidemiology management. Our business could also experience a slowdown or temporary suspension in production in geographic locations impacted. Any prolonged restrictive measures put in place in order to control an outbreak of contagious disease or other adverse public health development, in China or any of our targeted markets, may have a material and adverse effect on our business operations.

Novo Nordisk Form 20-F 2019

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

Legal name:	Novo Nordisk A/S
Commercial name:	Novo Nordisk
Domicile:	Novo Allé 1, DK-2880 Bagsværd, Denmark
Tel: +45 4444 8888
Website: novonordisk.com
(The contents of this website are not incorporated by reference into this Form 20-F.)

Date of incorporation:	November 28, 1931
Legal form of the Company:	A Danish public limited liability company
Legislation under which
the Company operates:	Danish law
Country of incorporation:	Denmark

Important events in 2019
Reference is made to ´Introducing Novo Nordisk`, pages 1-7 and ´2019 performance and 2020 outlook`, pages 20-28 in our Annual Report 2019 for a description of important events in 2019.

Capital expenditure in 2019, 2018 and 2017
The total capital expenditure for property, plant and equipment was DKK 8.9 billion in 2019 compared with DKK 9.6 billion in 2018 and DKK 7.6 billion in 2017. Capital expenditure was primarily related to investments in a new production facility for diabetes active pharmaceutical ingredients in Clayton, North Carolina, USA, expansion of production facilities in Kalundborg, Denmark, expansion of production facilities in Chartres, France and a new diabetes filling capacity in Hillerød, Denmark, all financed with cash flow from operating activities. In addition, Novo Nordisk acquired an existing tablet factory in August 2019 located near Durham, North Carolina, to strengthen the establishment of the Company's local U.S. supply chain for Rybelsus® and other future oral products. No significant divestments took place in the period from 2017–2019.

Capital expenditure is expected to be around DKK 6.5 billion in 2020, primarily related to investments in additional capacity for active pharmaceutical ingredient production within diabetes and an expansion of the diabetes filling capacity. The investments are expected to be financed with cash flow from operating activities.

Public takeover offers in respect of the Company’s shares
No such offers occurred during 2019 or 2020 to date.

B. BUSINESS OVERVIEW
Novo Nordisk is a global healthcare company and a world leader in Diabetes care. The Company has one of the broadest diabetes product portfolios in the industry, including new generation insulin, a full portfolio of modern insulin as well as a portfolio of GLP-1 receptor agonists administered both via subcutaneous injection and as a tablet. In addition, Novo Nordisk also has a leading position within haemophilia care and growth hormone therapy, and Novo Nordisk’s first product to treat obesity, Saxenda®, was launched in the United States in April 2015 and has now been launched in an additional 45 countries. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. Headquartered in Denmark, Novo Nordisk employs approximately 43,300 employees in 80 countries and markets its products in approximately 170 countries.

Reference is made to the section ‘Our business’ on pages 8-28 in our Annual Report 2019.

Novo Nordisk Form 20-F 2019

ITEM 4 INFORMATION ON THE COMPANY

Segment information
Novo Nordisk is engaged in the discovery, development, manufacturing and marketing of pharmaceutical products and has two business segments: (i) Diabetes and Obesity care and (ii) Biopharm. The Diabetes and Obesity care segment covers insulin, GLP-1 and related delivery systems, oral antidiabetic products (OAD), obesity and other serious chroninc diseases. The Biopharm segment covers the therapy areas of haemophilia, growth disorders and hormone replacement therapy.

Seasonality
Sales of individual products in individual markets may be subject to fluctuations from quarter to quarter. However, the Company’s consolidated operating results have not been subject to significant seasonality.

Raw materials
The impact on the overall profitability of Novo Nordisk from variations in raw material prices is unlikely to be significant. There is no raw material supply shortage that is expected to significantly impact the Company’s ability to supply any significant market. The Company’s production is largely based on common and readily available raw materials with relatively low price volatility. Certain specific raw materials are, however, less available. For these raw materials, it is the policy of Novo Nordisk to develop close and long-term relationships with key suppliers as well as to secure at least dual sourcing whenever possible and, when relevant, operate with a predefined minimum safety level of raw material inventories.

Market and competition
Novo Nordisk’s insulin and other pharmaceutical products are marketed and distributed through subsidiaries, distributors and independent agents with responsibility for specific geographical areas. In 2019, Novo Nordisk reported based on a regional structure comprising North America Operations (the United States and Canada) and International Operations. International Operations covers all countries except those within North America and is organized in the following five regions: Region Europe; Region Latin America; Region AAMEO (Africa, Asia, Middle East & Oceania); Region Japan & Korea; and Region China. For 2019, the most important markets in terms of sales were the United States, China, Japan, the major European countries and Canada.

Market conditions within the pharmaceutical industry continue to change, including efforts by both private and governmental entities to reduce or control costs generally and in specific therapeutic areas. Most of the countries in which Novo Nordisk sells insulin subsidize or control pricing and in most markets insulin and GLP-1 are prescription drugs.

In recent years, there has been a general trend in the United States of payers managing the cost of diabetes care by exerting pressure on the price of Novo Nordisk’s and competitors' products. As the population of people with diabetes has increased, competition in the diabetes care area has also intensified, with additional competitors entering the market. In spite of this external pressure, Novo Nordisk has maintained the leading position in the overall diabetes care market through the quality and innovative value of the Company’s diabetes care products. In the United States, pharmacy benefit managers and managed care organizations have continued to leverage their increasing size and control to demand higher rebates which has impacted the price level and overall value of the market. Furthermore, competition has intensified and contributed to the downward pressure on manufactures' net prices, especially in the basal insulin segment following the launch of a biosimilar glargine in December 2016.

The Company enters into numerous contracts with customers, suppliers, agents and industry partners. Some of the most important contracts include: commercial contracts with pharmacy benefit managers, managed care organizations and healthcare providers, in- and out-licensing of patent rights, large tender orders and long-term sub-supplier agreements.

Due to the increasing number of people with diabetes, the pharmaceutical market for treatment of diabetes continues to grow. Several of the major international pharmaceutical companies have entered the diabetes market, specifically in the area of oral products for treatment of type 2 diabetes. In the global insulin market, Novo Nordisk, Eli Lilly and Sanofi are the most significant companies measured by market share.

Tresiba®, the Company's latest generation of basal insulin, was launched broadly in the United States in January 2016 and maintains wide commercial and Medicare Part D formulary coverage. In 2018, Tresiba® obtained approval to update its labelling in the United States to include data from the DEVOTE study which showed a 40% reduction in the risk of severe hypoglycaemia vs. glargine U100. In countries outside the United States, Tresiba® has shown solid penetration in markets with reimbursement at a similar level to insulin glargine U100, whereas penetration remains modest in markets with restricted market access. In September 2017, Novo Nordisk obtained the approval of Tresiba® in China and the product was launched in China, without reimbursement and with limited market access, however, it was added to the country’s National Reimbursement Drug List (NRDL) in 2019 with effect from January 2020. Tresiba® has been launched in 86 countries.

Xultophy® (IDegLira), a once-daily single-injection combination of insulin degludec (Tresiba®) and liraglutide (Victoza®), has now been launched in 37 countries, including the United States. Xultophy® has delivered strong growth in markets with a preference for fixed-dose combination products.

Ryzodeg®, a soluble formulation of insulin degludec and insulin aspart, has now been launched in 30 countries. In markets where the premix insulin segment is preferred, the uptake of Ryzodeg® has been very positive.

The novel mealtime insulin Fiasp®, fast-acting insulin aspart, received marketing authorization from the European Commission in 2017 and approvals were also received in Norway, Iceland and Canada. In September 2017, Novo Nordisk received approval for Fiasp® in the United States and the product was launched there in February 2018. Globally, Fiasp® has now been launched in 33 countries.

Novo Nordisk Form 20-F 2019

ITEM 4 INFORMATION ON THE COMPANY

Moreover, the use of glucagon-like peptide-1 (GLP-1) as a treatment option for people with Type 2 diabetes has continued to increase resulting in significant growth of the GLP-1 market. Novo Nordisk, Eli Lilly and Astra Zeneca are the most significant companies in the global GLP-1 market measured by market share. Novo Nordisk is the global market leader in the GLP-1 segment with a 47.5% value market share as at December 31, 2019 (Source: IQVIA, November 2019 data MAT).

In February 2018, Novo Nordisk launched the once-weekly GLP-1 product, Ozempic®, for the treatment of adults with Type 2 diabetes in the United States and Canada. Ozempic® has also been marketed in 24 countries in International Operations, predominantly in Europe, and the roll-out will continue in 2020. Ozempic® has achieved a 37% NBRx (New-to-Brand Prescriptions) market share in the United States as at December 31, 2019, and global sales in 2019 of DKK 11.2 billion.

In September 2019, the FDA approved Rybelsus®, the first and only GLP-1 analog in a tablet for the treatment of adults with Type 2 diabetes in the United States. Novo Nordisk is launching Rybelsus® broadly in the United States during 2020 as access is expected to be built gradually and outside the United States after regulatory approval has been achieved.

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

For patent information on all Novo Nordisk’s marketed products, reference is made to the section ‘Pipeline overview’ on pages 14-15 in our Annual Report 2019.

In addition to the compound patents discussed in ‘Pipeline overview’ on pages 14-15 in our Annual Report 2019, the patent protection of our key products within each business segment is considered in the following section. For key products with recent patent expiration or with patent expiration occurring within the coming years, geographical sales splits are provided and factors that may influence the potential impact of competitive product launches are discussed.

Sales of key products with recent or upcoming patent expiration:

	Total sales in 2019 (in DKK million)	International Operations	Hereof					North America Operations	Hereof
Product			Region Europe	Region AAMEO	Region China	Region Japan & Korea	Region Latin America		USA

NovoLog®/NovoRapid®	18,060	54%	23%	15%	10%	4%	2%	46%	44%
NovoLog® Mix /NovoMix®	9,585	91%	16%	26%	45%	3%	1%	9%	9%
Levemir®	9,307	44%	19%	11%	10%	1%	3%	56%	54%
NovoSeven®	8,119	55%	22%	14%	3%	4%	12%	45%	43%
Norditropin®	7,275	58%	20%	10%	0%	24%	4%	42%	42%

Patent situation of key Diabetes care products
The total sales of NovoLog®/NovoRapid® were DKK 18,060 million in 2019 (DKK 18,763 million in 2018). The compound patent for NovoLog®/NovoRapid® has expired. The patent in Japan expired in December 2010 and the European patent expired in August 2011. In the United States NovoLog®/NovoRapid® was patent protected until December 2014. In addition to the compound patent, Novo Nordisk held a formulation patent on NovoLog®/NovoRapid®, which expired in December 2017 in the United States and in June 2017 in all other markets.

The total sales of NovoLog® Mix/NovoMix® were DKK 9,585 million in 2019 (DKK 9,480 million in 2018). The compound patent for NovoLog® Mix /NovoMix® has expired. In Japan the compound patent expired in June 2014, in the United States the compound patent expired in December 2014 and in Europe the compound patent expired on a country-by-country basis throughout 2014 and into 2015. In addition, Novo Nordisk held a formulation patent on NovoLog® Mix /NovoMix® in the United States, which provided coverage until December 2017.

The total sales of Levemir® were DKK 9,307 million in 2019 (DKK 11,195 million in 2018). The compound patents for Levemir® expired in June 2019 in the United States, in May 2019 in Europe, and in September 2019 in Japan. In China, the compound patents expired in September 2014.

Today, biosimilar versions of insulin can be approved in the United States via the 505(b)(2) pathway, and in the future the 351(k) pathway in the Public Health Service Act is anticipated to be applicable. In the EU, a biosimilar pathway and guidelines are available for insulins, and the guideline for biosimilar products issued in Japan is also relevant for insulins. At present, a biosimilar to NovoRapid®/NovoLog® produced by a competitor is completing phase 3 clinical trials and could be launched in 2020. Furthermore, biosimilars to Levemir®, NovoRapid® and NovoMix® have been filed for regulatory approval by a local competitor in China.

Novo Nordisk Form 20-F 2019

ITEM 4 INFORMATION ON THE COMPANY

In February 2017, TEVA filed an Abbreviated New Drug Application (ANDA) for liraglutide, the active pharmaceutical molecule in Victoza® for the treatment of type 2 diabetes and Saxenda® for the treatment of obesity, to the U.S. Food and Drug Administration. Following a settlement between Novo Nordisk and Teva announced in March 2019 and the subsequent approval of Victoza® for children and adolescents usage in the US, Teva is not expected to launch a generic version of Victoza® until 2024. In August 2019 it was announced that Mylan had also filed an ANDA for liraglutide in the USA, and in December 2019, Mylan filed a petition for Inter Partes Review against a formulation patent covering Victoza® until February 2026. Novo Nordisk will continue to defend its intellectual property associated with Victoza® and is pursuing this legal approach against Mylan.

Patent situation of key Biopharm products
The total sales of NovoSeven® were DKK 8,119 million in 2019 (DKK 7,881 million in 2018). While the compound patent for NovoSeven® has expired in all major markets, Novo Nordisk holds two formulation patents on the room temperature stable preparation of NovoSeven®, which provides coverage of this formulation until 2023 and 2025, respectively, in all major markets.

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

To date, we have only seen approvals of competing biosimilar rFVIIa products in Russia, Kazakhstan, Azerbaijan, Uzbekistan and Iran. However, two phase 3 trials in patients with congenital haemophilia with inhibitors and FVII deficiency have been initiated with a competing product in Iran with the aim of obtaining approval in the EU. New information is regularly being compiled to assess whether the clinical programs for these compounds could contribute towards fulfilling regulatory requirements in the United States, the EU and Japan. As such, Novo Nordisk still believes that the expiry of its compound patent for NovoSeven® will continue to have an insignificant impact on sales, results of operations and liquidity in the major geographical segments in the near term.

Total sales of Norditropin® were DKK 7,275 million in 2019 (DKK 6,834 million in 2018). Today, Norditropin® is not covered by a compound patent and the formulation used is covered by a formulation patent that expired in 2017 in the United States, Europe and Japan. However, the pen devices that patients use to inject growth hormone are covered by separate patents. Today, all Novo Nordisk growth hormone products are supplied in pen devices. While marketed growth hormone products in the United States are similar in terms of efficacy and safety profile and despite the presence of biosimilar growth hormone products on the market, Norditropin® is differentiated by its high level of temperature stability and the FlexPro® device in which it is offered. The expiry of our compound patent for Norditropin® is not expected to significantly impact sales, results of operations and liquidity in any geographical segments in the near term.

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

Disclosure pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012
Pursuant to Section 13(r) of the Securities Exchange Act of 1934, ("Section 13(r)"), Novo Nordisk is obliged to provide disclosure if, during 2019, it or any of its affiliates have engaged in certain Iran-related activities or transactions with persons designated under Executive Order 13224 or Executive Order 13382. Novo Nordisk conducts limited business relating to pharmaceutical products and devices within the Diabetes care and Biopharm business segments in Iran. Set forth below is a description of the activities and transactions by Novo Nordisk’s subsidiaries that are required to be disclosed pursuant to Section 13(r). Novo Nordisk’s U.S. subsidiaries are not involved in any of Novo Nordisk’s activities in Iran.

Novo Nordisk Pars (“NN Pars”), a wholly-owned subsidiary of Novo Nordisk A/S located in Iran, contracts with five companies that may be controlled by the Government of Iran ("GOI") to distribute its products. NN Pars also sponsors educational programs and congresses organized by GOI-controlled medical universities, and hosts and/or engages as scientific delegates or lecturers/speakers health care professionals employed by these medical universities at similar programs in Iran and other locations. Additionally, NN Pars makes donations to GOI-controlled public health organizations focusing on diabetes awareness and policy. NN Pars receives payments from, and makes payments to, Iranian banks (some of which may be GOI-controlled) relating to the sales of pharmaceutical products and devices. NN Pars makes payments incidental to its ordinary business activities to Iranian government entities and entities that are or may be GOI-controlled, such as taxes, customs fees, insurance, product registration fees and telecommunications services expenses.

In 2018, NN Pars contracted with a GOI-controlled company to serve as a contract manufacturer for biopharm products. However, no transactions took place under the contract and it was terminated. Currently only a Memorandum of Understanding remains in effect, and no activity is currently expected with respect thereto.

Novo Nordisk Form 20-F 2019

ITEM 4 INFORMATION ON THE COMPANY

In addition, in 2016, NN Pars purchased land from a GOI-controlled holding company in order to construct a manufacturing facility in Iran. NN engaged a non-GOI-controlled entity in 2018 for the delivery of utility and related services in connection with the construction of the facility, and this entity provided services to NN Pars during 2019. Novo Nordisk expects to invest approximately DKK 520 million over the course of five years, which started in 2015, to build the manufacturing facility, which will be used for assembly and packaging of insulin pens for use in Iran.

The German subsidiary of NNE A/S, a wholly-owned subsidiary of Novo Nordisk A/S, previously sold raw materials and spare parts for production of dialysis filters and leucocyte filters and syringes to a GOI-controlled company. This business relationship, however, was wound down during 2018. NNE A/S currently holds an open receivable from such GOI-controlled entity related to such sales. In 2018, the Iranian customer tried to pay the amounts due, but the payment, which was routed through a GOI-owned bank in Europe, was never received by NNE A/S’s subsidiary. It was held up in transit after the United States imposed sanctions on the bank, and the payment was ultimately returned in 2019 to a GOI-owned bank in Iran. Each of those two GOI-owned banks was designated by the U.S. Government in 2018 under Executive Order 13224. It is uncertain when NNE A/S will receive payment from the Iranian customer with respect to the outstanding receivable.

NNE A/S is a party to a contract with an Iranian blood fractionation company that Novo Nordisk has learned may be GOI-owned or controlled for the provision of certain engineering services to the Iranian customer. There were no activities conducted under this contract in 2019, but unpaid amounts remain due from the Iranian customer for services performed in prior years by NNE A/S’s affiliate. It is uncertain when NNE A/S will receive payment from the Iranian customer with respect to these unpaid amounts.

Novo Nordisk’s gross revenue related to transactions with GOI-owned or controlled entities in 2019 was not in excess of DKK 1,000 million. Novo Nordisk does not allocate its net profit on a country-by-country or activity-by-activity basis, other than as set forth in Novo Nordisk’s consolidated financial statements prepared in accordance with IFRS as issued by the IASB; however, Novo Nordisk estimates that its net profit attributable to the transactions with the GOI discussed above would not exceed a de minimis percentage of the Group’s total net profit in 2019.

The purpose of Novo Nordisk’s Iran-related activities is to provide access to important and life-saving pharmaceutical products such as insulin and haemophilia products to patients in Iran, and to improve the healthcare of the Iranian people in accordance with Novo Nordisk’s access to care strategy. For that purpose, Novo Nordisk intends to continue these activities.

C. ORGANIZATIONAL STRUCTURE
For information regarding the organizational structure and securities exchange listings of Novo Nordisk A/S, the main shareholder Novo Holdings A/S (formerly Novo A/S) and the Novo Nordisk Foundation and the ownership structure of Novo Nordisk A/S, reference is made to the sections ‘Shares and capital structure’ on pages 32-33 and ‘Corporate governance’ on pages 34-37 in our Annual Report 2019.

Companies in the Novo Nordisk Group are listed in the Company’s Annual Report 2019 on page 75, ‘Companies in the Novo Nordisk Group.’

D. PROPERTY, PLANT AND EQUIPMENT
The Company has its headquarters in Bagsværd, Denmark, where it occupies a number of buildings.

The Company believes that its current production facilities, including facilities under construction and planned for construction, are sufficient to meet its capacity requirements, including the capacity for meeting growing demand in the future for the products NovoLog®/ NovoRapid®, NovoLog Mix®/ NovoMix®, Levemir®, Victoza®, Tresiba®, Ryzodeg®, Xultophy®, Fiasp®, Ozempic®, Saxenda®, Rybelsus® , NovoSeven®, NovoEight®, Rebinyn®/ Refixia®, Norditropin®, Esperoct® and devices. Reference is made to the sections ‘Capital expenditures in 2019, 2018 and 2017’ under Item 4 for more information about the current expansion programs. For the nature of the Company’s property, plant and equipment, as of December 31, 2019 and 2018, reference is made to Note 3.2 ‘Property, plant and equipment’ in our Annual Report 2019.

The major production facilities owned by the Company are located at a number of sites in Denmark, and internationally in the United States, France, China and Brazil. There are no material encumbrances on the properties; however, the facilities in Tianjin, China are constructed on land where the remaining term of the lease is 31 and 36 years.

Active pharmaceutical ingredient (API) production is located in Denmark, primarily in Kalundborg and with secondary locations in Hillerød and Gentofte, both in Denmark, as well as in New Hampshire, United States, although a new API production site in Clayton, North Carolina in the United States is being established.

Novo Nordisk Form 20-F 2019

ITEM 4 INFORMATION ON THE COMPANY

The following table sets forth certain information regarding our major production sites.

MAJOR PRODUCTION FACILITIES	Size of production area (square meters)	Major Production Activities
Kalundborg, Denmark	166,500	•	Active pharmaceutical ingredients for diabetes and obesity as well as products for diabetes care
		•	Active pharmaceutical ingredients for haemophilia.
		•	Products for biopharm

Hillerød, Denmark	156,700	•	Durable devices and components for disposable devices
		•	Products for diabetes and obesity
		•	Active pharmaceutical ingredients for haemophilia

Bagsværd, Denmark	111,200	•	Products for diabetes and obesity

Gentofte, Denmark	70,800	•	Active pharmaceutical ingredients for glucagon and growth hormone therapy
		•	Products for growth hormone therapy, glucagon and haemophilia

Tianjin, China	68,500	•	Products for diabetes
		•	Production of durable devices

Montes Claros, Brazil	56,700	•	Products for diabetes
		•	Gel production for active pharmaceutical ingredients

Måløv, Denmark	54,800	•	Products for hormone replacement therapy
		•	Products for oral antidiabetes treatment
		•	Products for oral diabetes treatment

Clayton, North Carolina, United States	42,800	•	Products for diabetes and obesity

Chartres, France	28,600	•	Products for diabetes

New Hampshire, United States	14,800	•	Active pharmaceutical ingredients for haemophilia

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

In November 2015, Novo Nordisk initiated the construction of a new facility in Hillerød, Denmark for producing medicines for the treatment of diabetes and obesity. The facility is expected to be ready for use in 2020. The production area of the facility is 10,300 square meters. The expected amount of expenditures for this facility is approximately DKK 2.4 billion. The facility is financed by cash flow from operating activities.

In March 2016, Novo Nordisk initiated the construction of a new diabetes API production facility in Clayton, North Carolina, United States. The majority of the facility is expected to be ready for use in 2020 while the remaining part is expected to be operational in 2022. The expected amount of expenditures for this facility is more than USD 2.6 billion. The facility will be financed by cash flow from operating activities.

In August 2019, Novo Nordisk acquired an existing tablet facility in Durham, North Carolina, United States to strengthen the establishment of the Company’s local U.S. supply chain for Rybelsus® and other potential future oral products. The facility is expected to be operational early 2022. The expected amount of expenditures for this facility including acquisition value and rebuilt work is approximately USD 70 million. The facility will be financed by cash flow from operating activities.

In January 2019, Novo Nordisk initiated the expansion of its production facility in Chartres, France for assembly and packaging of diabetes finished products. The facility is expected to be ready for use by the end of 2021. The production area of the facility is expected to be 9,250 square meters. The expected expenditure for this facility is approximately EUR 81 million. The expansion is expected to be financed by cash flow from operating activities.

ITEM 4A    UNRESOLVED STAFF COMMENTS

None.

Novo Nordisk Form 20-F 2019

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

ITEM 5        OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Critical accounting estimates
Reference is made to Note 1.1 ‘Principal accounting policies and key accounting estimates’ in our Annual Report 2019.

New accounting pronouncements
Reference is made to Note 1.2 ‘Changes in accounting policies and disclosures’ in our Annual Report 2019.

A. OPERATING RESULTS
Reference is made to the section ‘Forward-looking statements’ contained on page 2 and the discussion under the caption ‘Risk factors’ contained under Item 3. Reference is further made to our Annual Report 2019 ‘Managing risks to protect value’ on pages 29-31.

The financial condition of the Group and its development are described in our Annual Report 2019 and our Annual Report 2018. The information in this section is based on these reports and should be read in conjunction with the annual reports. The analysis and discussions included in the annual reports are primarily based on the consolidated financial statements which are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

2019 compared with 2018
The following portions of our Annual Report 2019 constitute the Board of Directors’ and Executive Management’s discussion and analysis of results of operations (incorporated herein by reference):

‘Introducing Novo Nordisk’ (pages 1-7)
‘2019 performance and 2020 outlook’ (pages 20-28)

2018 compared with 2017
The following portions of our Annual Report 2018 constitute the Board of Directors’ and Executive Management’s discussion and analysis of results of operations (incorporated herein by reference):

‘Letters’ (pages 1-3)
‘Introducing Novo Nordisk’ (pages 4-9)
‘Performance and Outlook’ (pages 10-21)

Segment information
Reference is made to Note 2.2 ‘Segment information’ in our Annual Report 2019 for details on segmented results.

Inflation
Inflation for the three most recent fiscal years has not had a material impact on the Group’s Net sales or Net profit.

Foreign currencies
The majority of Novo Nordisk’s sales are in foreign currencies, mainly USD, EUR, CNY, JPY, GBP and CAD, while a significant proportion of production, research and development costs are carried in DKK. Consequently, Novo Nordisk has significant exposure to foreign exchange risks and engages in significant hedging activities where the most significant exposure and hedging are related to USD, CNY, JPY, GBP and CAD, while the EUR exchange rate risk is regarded as low due to the Danish fixed-rate policy towards EUR. Thus, Novo Nordisk does not hedge the EUR exchange rate risk. For further description of foreign currency exposure, reference is made to the disclosure in Note 4.3 ‘Financial risks’ in our Annual Report 2019 and for further description of foreign currency exposure and hedging activities, reference is made to the description of financial instruments in Note 4.4 ‘Derivative financial instruments’ in our Annual Report 2019.

Governmental policies
Please refer to pages 8-28 ‘Our business’ in our Annual Report 2019 and Item 4.

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

Financial resources
Reference is made to page 43 ‘Cash flow statement for the year ended 31 December’ and page 44 ‘Balance sheet’ in our Annual Report 2019. In addition, Novo Nordisk has obtained a credit rating from two independent external rating agencies.

Novo Nordisk believes its financial resources are sufficient to meet its requirements for at least the next 12 months.

Novo Nordisk Form 20-F 2019

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Cash flow in 2019, 2018 and 2017
Reference is made to page 43 ’Cash flow statement' for the year ended 31 December’ in our Annual Report 2019.

The most significant source of cash flow from operating activities is sales of Diabetes and Obesity care and Biopharm products. Generally, other factors that affect operating earnings, such as pricing, volume, product mix, costs and exchange rates, also have an impact on realized cash flow from operating activities.

Except as disclosed in note 4.5 'Cash and cash equivalents, financial resources and free cash flow' in our Annual Report 2019, there are no material restrictions on the ability of subsidiaries with material cash amounts to transfer funds to the parent company, Novo Nordisk A/S.

Trade receivable program
Trade receivable program, as of December 31, 2019, 2018 and 2017, respectively, are shown in Note 4.3 ‘Financial risks’ in our Annual Report 2019.

Debt financing
No long-term loans were outstanding as of December 31, 2019 or 2018. Following the implementation of IFRS 16, lease liabilities are recognized as Borrowings in the balance sheet. Reference is made to page 44 ‘Balance sheet’ and to Notes 1.2 ‘Changes in accounting policies and disclosures’ and 4.2 ‘Borrowings’ in our Annual Report 2019 for information on Current debt.

Derivative financial instruments
Novo Nordisk only hedges commercial exposures and consequently does not enter into derivative transactions for trading or speculative purposes. Currency hedging is done with foreign exchange forwards and foreign exchange options. Reference is made to Note 4.3 ‘Financial risks’ and Note 4.4 ‘Derivative financial instruments’ in our Annual Report 2019 for further information on financial instruments including currency exposure.

Commitments for capital expenditure etc.
Contractual obligations for capital expenditure and other contingent liabilities as of December 31, 2019 and 2018, respectively, are shown in Note 5.2 ‘Commitments’ in our Annual Report 2019.

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

Reference is made to Note 2.3 ‘Research and development costs’ in our Annual Report 2019 for research and development costs in 2019, 2018 and 2017, respectively. Novo Nordisk’s research and development organization comprised approximately 8,000 employees as of December 31, 2019.

In general, we expect that growth in research and development spending will follow a trend in line with sales growth indicating that the research and development cost to sales ratio is expected to be relatively constant in the foreseeable future. Thus, we currently expect to continue an expenditure level of around 13-15% of sales in research and development activities going forward. Development costs in 2019 were driven by significant investments late-stage trials with semaglutide and oral semaglutide as well as investments in semaglutide obesity with phase 3a/3b trials and CV outcome trials.

Historically Novo Nordisk has spent approximately 70-80% of total research and development expenditures on clinical development activities, and approximately 20-30% on research activities. The split between research and development will fluctuate in individual years depending on the composition of the clinical development portfolio.
In 2019, development within Diabetes and Obesity care comprises approximately 70% (73% in 2018 and 67% in 2017), and development within Biopharm comprises approximately 77% (77% in 2018 and 79% in 2017).

Research costs comprise the very early stages of the drug development cycle from the initial drug discovery until the drug is ready for administration to humans. The activities initially focus on identifying a single drug candidate with a profile that will support a decision to initiate development activities. Before selection of the final drug candidate, it is tested in animals to gather efficacy, toxicity and pharmacokinetic information.

Development costs are incurred from the start of phase 1, when the drug is administered to humans for the first time; these are the projects captured in the ’Pipeline overview’ (unaudited). The final product is developed, and subsequent clinical trials (phases 2 and 3) are conducted to further test the drug in humans, using the results from these trials to attempt to obtain marketing authorization, permitting Novo Nordisk to market and sell the developed products.

Novo Nordisk Form 20-F 2019

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Information related to selected research and development projects can be found under ‘Pipeline overview’ on pages 14-15 in our Annual Report 2019. Furthermore, a broader overview of our business activities can be found on pages 8-28 ‘Our business’.

The following Novo Nordisk compounds are currently in phase 3 development or have recently been filed for regulatory approval:

COMPOUND / BRAND NAME / INDICATION	Year entered into phase 3 or filed with the regulatory authorities	Patent expiration
Somapacitan (NN8640) Once-weekly human growth hormone / Growth disorder	Phase 3 in ADGH completed in 2018 and submitted for regulatory review in 2019. Phase 3 in GHD initiated in 2018.	2034[1]

Semaglutide obesity (NN9536) / Obesity	Phase 3 initiated in 2018	2031[2]

Concizumab (NN7415) / Haemophilia A and B with or without inhibitors	Phase 3 initiated in 2019	2033[3]
1 Current estimate United States. Key EU markets estimate 2035, Japan expiry 2035
2 Current estimate
3 Current estimate United States. Key EU markets estimate 2034, Japan expiry 2034

During 2019 Novo Nordisk has not discontinued any development projects in phase 3.

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

In assessing the criteria listed above, and as described in ‘Managing risks to protect value’ on pages 29-31 in our Annual Report 2019, it is important to note that at all stages of the development, due to the uncertainties inherent to clinical development and the regulatory approval process, there is a significant degree of uncertainty and risk that the project will not be successful. The nature of our development activities is such that a compound must first be proven to work by means of multiple clinical trials, which may require treatment of thousands of patients and could take years to complete. Even if initial results of preclinical studies or clinical trial results are promising, we may obtain different results that fail to show the desired levels of safety and efficacy, or we may not obtain applicable regulatory approval for a variety of other reasons. The compound must be accepted by either the FDA, the European Medicines Agency or similar agencies around the world, each of which may have differing requirements. During each stage, there is a substantial risk that we will encounter serious obstacles which will further delay us, or that we will not achieve our goals and, accordingly, may abandon a product in which we have invested substantial resources. Furthermore, the commercial potential of a project is dependent on the label granted by the regulatory authority upon approval. The label specifies for which indications a product can be used, major and minor safety concerns associated with drug treatment as well as if the drug can be combined with other types of medication. Thus a label can restrict usage substantially.

Due to the risks and uncertainties involved in progressing through pre-clinical development and clinical trials, and the time and cost involved in obtaining regulatory approvals, we cannot reasonably estimate the nature, timing, completion dates and costs of the efforts necessary to complete the development.

Given the uncertainties related to the process of product development, during the periods presented in our 2019 Form 20-F no single project in product development was significant based on the qualitative and quantitative criteria. However, during the periods presented two groups of projects were considered significant; the Diabetes and Obesity care group and the Biopharm group.

Reference is made to the caption ‘Risk factors’ contained under Item 3.

D. TREND INFORMATION
The key drivers behind Novo Nordisk’s performance continue to be the changes in demographics globally reflecting a continuous growth in the proportion of people who live in cities (urbanization), an increasing proportion of elderly people and a growing problem of obesity. These trends have contributed to the significant increase in the number of people with diabetes worldwide. According to the International Diabetes Federation, the number of people with diabetes is expected to increase to around 700 million by 2045 from 463 million in 2019. Diabetes and Obesity care is Novo Nordisk’s largest segment comprising more than 84% of sales. The epidemic growth in the number of people with diabetes, continuing transition from older to newer insulin generations, new delivery devices and market share gains are all driving Novo Nordisk’s growth within the Diabetes and Obesity care segment. Further, the roll-out of a number of new products within Diabetes and Obesity care (Ozempic®, Rybelsus®, Tresiba®, Ryzodeg®, Xultophy®, Fiasp® and Saxenda®) are expected drivers of sales in the segment.

Novo Nordisk Form 20-F 2019

ITEM 6 DIRECTORS, EXECUTIVE MANAGEMENT AND EMPLOYEES

In the United States, significant sales rebates are paid in connection with public healthcare insurance programs, such as Medicare and Medicaid, as well as rebates to pharmacy benefit managers (PBMs) and managed care organizations. Key customers in the United States include private payers, PBMs and government payers. Increasingly, PBMs and managed care organizations play a key role in negotiating price concessions with drug manufacturers on behalf of payers for both the commercial and government channels and determining the list of drugs covered in the health plan’s formulary. Specifically, there are three primary drivers:

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

In 2019, payers continued to leverage their size and control to demand higher rebates, particularly in the basal insulin segment. As a result, average prices after rebates for the Novo Nordisk portfolio in 2019 in the United States declined. In addition, legislative changes to Medicare Part D resulted in further lower realized prices.

For 2020, average prices after rebates are expected to decline further compared with 2019 prices, predominantly driven by the insulin class and the funding of the Medicare Part D coverage gap, which has been changed based on a new legislation with effect from 2020. Importantly, market access for Novo Nordisk’s products is expected to remain at a level similar to that experienced in 2019. In addition, Novo Nordisk has from 2, January 2020 expanded its insulin affordability offerings in the USA to help people with diabetes who need alternative solutions.

The other segment of Novo Nordisk is Biopharm, which comprises haemophilia care, growth hormone therapy and hormone replacement therapy. In 2019, haemophilia sales increased due to continued uptake of NovoEight® and Refixia®/Rebinyn® both in North America and across markets where launched in International Operations. Sales of NovoSeven® and growth disorder products increased moderately.

For further information on trends, reference is made to the section ‘2019 performance and 2020 outlook’ on pages 20-28 in our Annual Report 2019. Information about expectations for the financial year 2020 can be found on page 23 in the subsection ‘Outlook 2020’.

E. OFF-BALANCE SHEET ARRANGEMENTS
Reference is made to Note 4.3 ‘Financial risks’ and Note 5.2 ‘Commitments’ in our Annual Report 2019.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
Reference is made to Note 5.2 ‘Commitments’ in our Annual Report 2019.

ITEM 6        DIRECTORS, EXECUTIVE MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND EXECUTIVE MANAGEMENT
Reference is made to pages 38-39 in our Annual Report 2019 for name, position and period of service as director for the members of the Board of Directors.

As of April 2019, Jesper Brandgaard retired from Novo Nordisk and Ludovic Helfgott was appointed executive vice president, head of Biopharm. As of August 2019, Monique Carter was appointed executive vice president, head of People & Organisation and Lars Green resigned from Novo Nordisk.

Reference is made to page 40 in our Annual Report 2019 for name, position, age and other management duties for the members of Executive Management. Business experience, year of appointment and year of joining Novo Nordisk for each member of Executive Management are included below:

Lars Fruergaard Jørgensen
President and chief executive officer (CEO)

Mr Jørgensen joined Novo Nordisk in 1991 as an economist in Health Care, Economy & Planning and has over the years completed overseas postings in the Netherlands, the US and Japan. In 2004 he was appointed senior vice president for IT & Corporate Development. In January 2013 he was appointed executive vice president and chief information officer assuming responsibility for IT, Quality & Corporate Development. In November 2014 he took over the responsibilities for Corporate People & Organisation and Business Assurance and became chief of staff. Mr Jørgensen was appointed president and chief executive officer in January 2017.

Monique Carter
Executive vice president and head of People & Organisation

Ms Carter joined Novo Nordisk in November 2018 as SVP for Global People and Organization and was promoted to executive vice president in August 2019.

Prior to joining Novo Nordisk Ms Carter was Group HR Director and member of the Executive committee at GKN plc, UK. Ms Carter was at GKN plc from 2014 to 2018.

Ms Carter worked in the chemicals industry from 2005 to 2014 starting with ICI plc, UK (which later became part of Akzo Nobel, the Netherlands). Ms Carter later moved to Singapore to head up the APAC Regional HR while in the Decorative paints division of ICI plc. In 2010 Ms Carter became leading HR for the specialty chemicals businesses of AkzoNobel in the Netherlands after the acquisition of ICI plc by Akzo Nobel. Prior to ICI plc, Ms Carter held HR positions in a number of international companies.

Novo Nordisk Form 20-F 2019

ITEM 6 DIRECTORS, EXECUTIVE MANAGEMENT AND EMPLOYEES

Maziar Mike Doustdar
Executive vice president and head of International Operations

Mr Doustdar joined Novo Nordisk in 1992 as an office clerk in Vienna, Austria. From 1993 through 2007 he took up various positions in finance, IT, logistics, operations and marketing, within various parts of Novo Nordisk’s emerging markets, first in Vienna and subsequently in Athens and Zurich before he was appointed general manager of Novo Nordisk Near East, based in Turkey, in 2007. In 2010 Mr Doustdar was promoted to vice president of Business Area Near East and in 2012 he re-located to Malaysia to head the Business Area Oceania South East Asia. In 2013 he was promoted to senior vice president of Novo Nordisk’s International Operations, and in April 2015 Mr Doustdar was promoted to executive vice president, continuing his responsibility for Novo Nordisk’s International Operations.
In September 2016 Mike Doustdar assumed additional geographical responsibility and was promoted to executive vice president for an expanded International Operations, leading all commercial units globally, except for USA and Canada.

Ludovic Helfgott
Executive vice president and head of Biopharm

Mr Helfgott joined Novo Nordisk in April 2019 as executive vice president and head of Biopharm.

Mr Helfgott joined Novo Nordisk from AstraZeneca, UK, where he was global vice president in charge of the company's Cardiovascular, Metabolism and Renal global franchise, supervising both assets in development and on the market. He joined AstraZeneca in 2005 in an international sales effectiveness role and has since held operational leadership roles with increasing responsibilities in Italy, Spain and at corporate headquarters. Prior to this, Mr Helfgott was with McKinsey & Company in Paris, Moscow and Brussels from 1998 to 2005.

Karsten Munk Knudsen
Executive vice president and chief financial officer (CFO)

Mr Knudsen joined Novo Nordisk in 1999 as a business analyst in NNIT A/S, previously a subsidiary of Novo Nordisk, and has since held finance positions of growing size and complexity throughout the Novo Nordisk value chain. From 2010 to 2014 Mr Knudsen was corporate vice president for Finance & IT at Novo Nordisk Inc. in the US and in 2014 he was appointed senior vice president of Corporate Finance in Novo Nordisk. In February 2018 Mr Knudsen was promoted to executive vice president and chief financial officer. In April 2019 Mr Knudsen assumed further responsibilities as his area was expanded to cover Finance, Legal & Procurement.

Doug Langa
Executive vice president and head of North America Operations

Mr Langa joined Novo Nordisk in 2011 as senior director of Managed Markets. In 2015 Mr Langa was promoted to corporate vice president of Market Access in the US and in 2016 he was appointed Senior Vice President of Market Access in the US. In this role he was responsible for securing formulary access with key payer customers for Novo Nordisk brands. In March 2017 Mr Langa was appointed senior vice president, head of North America Operations and president of Novo Nordisk Inc., and in August 2017 Mr Langa was promoted to executive vice president, continuing his responsibilities as head of North America Operations and president of Novo Nordisk Inc. Mr. Langa represents Novo Nordisk Inc. on the Board of Directors of the trade association PhRMA.

Mr Langa joined Novo Nordisk from GlaxoSmithKline, where he was the Senior Director of Payer Marketing. Prior to GlaxoSmithKline Mr Langa spent the majority of his career at Johnson and Johnson, where he held various roles of increasing responsibility within Managed Markets, Sales Leadership and Marketing.

Camilla Sylvest
Executive vice president and head of Commercial Strategy & Corporate Affairs

Ms Sylvest joined Novo Nordisk in 1996 as trainee. From 1997 to 2008 Ms Sylvest had roles in headquarters and regions within pricing, health economics, marketing and sales effectiveness. In 2003, she was appointed vice president of sales and marketing effectiveness in Region Europe. From 2008 to 2015 Ms Sylvest headed up affiliates and business areas of growing size and complexity in Europe and Asia and in 2013 she was also appointed corporate vice president. In August 2015 Ms Sylvest was appointed senior vice president and general manager of Novo Nordisk’s Region China. In this role she was responsible for the company’s activities in China, Taiwan and Hong Kong. In October 2017 Ms Sylvest was promoted to executive vice president.

Mads Krogsgaard Thomsen
Executive vice president and chief science officer (CSO)

Mr Thomsen joined Novo Nordisk in 1991 as head of Growth Hormone Research. He was appointed senior vice president of Diabetes R&D in 1994 and in November 2000 he was appointed executive vice president and chief science officer. In this role, he is responsible for global drug and device research, CMC and global development, medical affairs, regulatory and safety within Novo Nordisk.

Henrik Wulff
Executive vice president and head of Product Supply, Quality & IT

Mr Wulff joined Novo Nordisk in 1998 in the logistic and planning function. From 2001 to 2008 he held different managerial roles within Novo Nordisk’s manufacturing organisation, Product Supply, before being appointed senior vice president of Diabetes API in Product Supply, Denmark. In 2012 Mr Wulff was appointed senior vice president of the worldwide division Diabetes Finished Products. In 2013 he was promoted senior vice president of Product Supply globally. In April 2015 Mr Wulff was promoted executive vice president and in 2019 with an expanded responsibility covering Global IT and Quality Assurance.

The Board of Directors has the overall responsibility for the affairs of the Company. Reference is made to pages 34-37 in our Annual Report 2019.

The activities of the members of Board of Directors and members of Executive Management outside the Company are included in our Annual Report 2019 on pages 38-40.

There are no family relationships between the Board of Directors, Executive Management or between any of the members of the Board of Directors and any member of Executive Management. No director or member of Executive Management has been elected according to an arrangement or understanding with shareholders, customers, suppliers or others. As required by the Danish Companies Act, directors are elected at General Meetings by simple majority vote. In addition, four employee representatives are elected for a four-year term by the employees of Novo Nordisk A/S.

Novo Nordisk Form 20-F 2019

ITEM 6 DIRECTORS, EXECUTIVE MANAGEMENT AND EMPLOYEES

B. COMPENSATION

Remuneration of the Board

Remuneration Principles
The Company’s Remuneration Principles provide the framework for the remuneration of the Board. Novo Nordisk Remuneration Principles may be found on our website at novonordisk.com (the contents of the website are not incorporated by reference into this Form 20-F).

In March 2019, the Annual General Meeting approved amendments to the Remuneration Principles in order to reflect that the Research & Development Committee had become a permanent Board committee. Moreover, the Annual General Meeting approved that travel allowance should be denominated in DKK instead of EUR in 2019.

There has been no deviation from the Remuneration Principles in the 2019 remuneration of the Board.

Remuneration composition
The remuneration of Novo Nordisk’s Board comprises a fixed base fee, a multiplier of the fixed base fee for the Chairmanship and members of the Board committees, fees for ad hoc tasks and a travel allowance.

Remuneration compensation

Remuneration	Board of Directors

Base fee

Board committee fee

Travel allowance

Fee for ad hoc tasks

Short-term cash-based incentive programme (STI)

Long-term share-based incentive programme (LTI)

Pension

Social securities taxes

Expenses

Other benefits

Severance payment

Base fee, Board committee fee, travel allowance and fee for ad hoc tasks

In 2019, the remuneration level was identical to that of 2018. No fees for ad hoc tasks were paid in 2019.

Social security taxes

In 2019, Novo Nordisk paid social security taxes imposed by authorities in the EU in relation to the Board members in line with the Principles.

Expenses

In 2019, Novo Nordisk reimbursed reasonable expenses relating to travel and accommodation for the Board members in line with the Principles.

Share-based incentive

In 2019, no stock options, warrants or participation in other incentive schemes were offered to the Board members, except for employee-elected Board members, who may be eligible to participate in ordinary share programmes as employees in Novo Nordisk.

Other benefits

The professional fees in connection with assistance on tax-related matters incurred by Board members based outside of Denmark are reimbursed. The Chair is provided with an office and secretarial support in Novo Nordisk’s headquarters in Bagsværd, Denmark.

Board and committee fee levels 2019

	Board		Audit Committee		Nomination Committee		Remuneration Committee		R&D Committee

	Multiplier	DKK	Multiplier	DKK	Multiplier	DKK	Multiplier	DKK	Multiplier	DKK

Chair	3.00	2,100,000	1.00	700,000	0.50	350,000	0.50	350,000	0.50	350,000
Vice chair	2.00	1,400,000	-	-	-	-	-	-	-	-
Member	1.00	700,000	0.50	350,000	0.25	175,000	0.25	175,000	0.25	175,000

Novo Nordisk Form 20-F 2019

ITEM 6 DIRECTORS, EXECUTIVE MANAGEMENT AND EMPLOYEES

Travel allowances for Board members and committee members 2019

In home country with 5 hours or more air travel	Outside home country but on home continent	On another continent than the home country

DKK 37,500 per meeting	DKK 37,500 per meeting	DKK 75,000 per meeting

Board remuneration 2019
The table below includes the total remuneration of each Board member in 2019. The total remuneration for each Board member supports the main focus of the Board on corporate strategy, supervision, organisation and governance, thus contributing to the long-term interest of the company.

Actual remuneration of the Board 20191

DKK million	Fixed base fee	Fee for ad hoc tasks and committee work	Travel allowance	Total[4]

Helge Lund[2] (BC and NC)	2.1	0.4	0.6	3.1
Jeppe Christiansen (BV and RC)	1.4	0.4	0.1	1.9
Brian Daniels (RDM and RM)	0.7	0.4	0.4	1.5
Laurence Debroux[3] (AM)	0.5	0.3	0.3	1.1
Andreas Fibig (AM)	0.7	0.4	0.3	1.4
Sylvie Grégoire (AM, NM and RDM)	0.7	0.7	0.3	1.7
Liz Hewitt (AC and RM)	0.7	0.9	0.5	2.1
Mette Bøjer Jensen (NM)	0.7	0.2	0.1	1.0
Kasim Kutay (NM)	0.7	0.2	0.1	1.0
Anne Marie Kverneland (RM)	0.7	0.2	0.1	1.0
Martin Mackay (RDC)	0.7	0.4	0.3	1.4
Thomas Rantzau (RDM)	0.7	0.2	0.1	1.0
Stig Strøbæk (AM)	0.7	0.4	0.1	1.2

Total	11.0	5.1	3.3	19.4

BC = Board chair, BV = Board vice chair, AC = Audit Committee chair, AM = Audit Committee member, NC = Nomination Committee chair, NM = Nomination Committee member, RC = Remuneration Committee chair, RM = Remuneration Committee member, RDC = R&D Committee chair, RDM = R&D Committee member.
1. None of the Board members has received remuneration from companies in the Novo Nordisk Group other than Novo Nordisk A/S for this period. 2. Novo Nordisk provides secretarial assistance to the Chair in Denmark. 3. Ms Debroux was first elected in March 2019. 4. Excluding social security taxes and other benefits paid by Novo Nordisk amounting in aggregate to less than DKK 1 million.

Remuneration of Executive Management

Remuneration Principles
The Company’s Remuneration Principles provide the framework for the remuneration of Executive Management. Novo Nordisk Remuneration Principles may be found on our website at novonordisk.com (the contents of the website are not incorporated by reference into this Form 20-F).

In 2019, the Annual General Meeting approved amendments to the Remuneration Principles in order to ensure that Novo Nordisk is able to reclaim incorrect payouts of incentives in case of a misstatement of data regardless of whether this originates due to wilful misconduct or gross negligence.

The 2019 remuneration of executives did not deviate from the Remuneration Principles.

Remuneration composition
Remuneration packages for executives comprise a base salary, a short-term cash-based incentive, a long-term share-based incentive, a pension contribution and other benefits.

The fixed remuneration enables the executives to take decisions with a long-term perspective in mind without undue considerations for short- or long-term incentives. The variable remuneration is designed to promote performance in line with the company’s strategy and to further align the interests of executives and shareholders.

Novo Nordisk Form 20-F 2019

ITEM 6 DIRECTORS, EXECUTIVE MANAGEMENT AND EMPLOYEES

Remuneration package components

Remuneration	Executive Management	Comments

Base salary		Accounts for approximately 15–35% of the total value of the remuneration package.*

Pension		Up to 25% of the base salary and short-term cash-based incentive.

Fee for committee work

Travel allowance

Fee for ad hoc tasks

Short-term cash-based incentive programme (STIP)		Up to 12 months‘ base salary plus pension contribution per year, typically based on base salary at the end of the year.

Long-term share-based incentive programme (LTIP)
Up to 18 months’ base salary plus pension per year for the chief executive officer and up to 13,5 months’ base salary plus pension contribution per year for the executive vice presidents. At the end of the vesting period the shares allocated may be reduced or increased by up to 30%.

Expenses		Reasonable expenses are reimbursed.

Other benefits		Executive Management receives non-monetary benefits such as company cars, phones etc. Executives on international assignments may receive relocation benefits.

Recruitment arrangements
When recruiting new executives who are not employed by Novo Nordisk at the time of employment the Board of Directors may grant a sign-on arrangement in the form of cash payment or share incentive programme.

Severance payment
Up to 24 months‘ base salary plus pension contribution. Executive Management contracts entered into before 2008 exceed the 24-month limit, but will not exceed 36 months‘ base salary plus pension contribution.

* The interval 15-35% denotes the span between 'maximum performance' and 'on-target performance'.

Base salary

In 2019, the base salary of the executives increased by 2% in general in line with other employees of the company. Further, the base salary of the Chief Executive Officer has been phased-in over a three-year period (year-over-year) as from 1 January 2017 with the last increase related to phase-in as of 1 January 2019. The base salary of Karsten Munk Knudsen has been phased-in from his EVP appointment as of 15 February 2018. Due to an expansion of responsibilities during 2019, the base salary of Henrik Wulff has been adjusted accordingly.

Pension

In 2019, executives were eligible for a defined contribution pension scheme of 25% of base salary and short-term cash-based incentive. No executive has a prospective entitlement to a defined benefit pension scheme.

Short-term cash-based incentive

For 2019, the Board determined that the maximum possible short-term cash-based incentive would be maximum 12 months’ base salary plus pension contribution for the chief executive officer, and 9 months’ base salary plus pension contribution for executive vice presidents. The performance was linked to the achievement of a combination of a number of predefined corporate and individual targets.

The corporate measures were aligned with the strategic priorities of the company and performance was assessed along the four dimensions: Sales, Operating profit, Market share and the execution of the strategic plan. Sales and operating profit performance have been solid. Market shares performance has likewise progressed positively. Targets linked to the execution of the strategic plan included sales execution, R&D, business development, digital health, organisational efficiency, environmental and organisational development.

Individual measures were linked to the personal leadership skills, the evolution of the culture of the company and business performance relating to the individual’s area of responsibility.

The Board has assessed the performance of the executives in relation to the business and individual targets. Based on this assessment the Board determined that the average short-term incentive for the executives was 100% of the maximum short-term incentive (84% in 2018). Consequently, the short-term incentive for the chief executive officer for 2019 was 12 months’ base salary plus pension contribution, while the average short-term incentive for the executive vice presidents (who have been registered executives in 2019 for the full year) was 9 months’ base salary plus pension contribution.

Novo Nordisk Form 20-F 2019

ITEM 6 DIRECTORS, EXECUTIVE MANAGEMENT AND EMPLOYEES

Long-term share-based incentive

The executives have in 2019 participated in a long-term incentive programme consisting of a one-year performance period (2019) and a three-year vesting period (2020-2022). If the targets for economic value creation and sales growth were met, and at least 85% performance was reached for non-financial targets during the one-year performance period, the allocation of shares would correspond to 9 months’ base salary plus pension contribution for the chief executive officer and 6.75 months’ base salary plus pension contribution for the executive vice presidents. The maximum share allocation after the one-year performance period is up to 18 months’ base salary plus pension contribution for the chief executive officer and up to 13.5 months’ base salary plus pension contribution for the executive vice presidents.

In 2019, Novo Nordisk exceeded the target for economic value creation by 6%, primarily driven by higher underlying operating profit coupled with a net favourable currency impact. Sales were 2% above the target level in constant exchange rates. All of the non-financial targets were reached in 2019. On this basis, 82% of the maximum share allocation will be allocated to the executives. Thus, shares equalling 14.7 months’ base salary plus pension contribution have been allocated to the chief executive officer, whereas shares equalling 11 months’ base salary plus pension contribution have been allocated to the executive vice presidents. The shares allocated have a three-year vesting period (2020-2022). At the end of the vesting period the shares allocated to each executive may be reduced or increased by up to 30%. The reduction or increase will depend on whether the actual average annual sales growth during the three-year vesting period is lower or higher compared to a target determined by the Board.

Expenses

In 2019, executives received reimbursement for reasonable expenses in relation to travel etc.

Other benefits

In 2019, executives received non-monetary benefits in relation to company cars, phones etc. in line with the Remuneration Principles.

Recruitment arrangements

In 2019, no sign-on arrangements were agreed on or paid out to the registered executives.

Notice period and severance payment

As of 15 April 2019, former registered executive Jesper Brandgaard has retired from Novo Nordisk. Until April 2020 Jesper Brandgaard will, however, continue to provide certain services for Novo Nordisk. A severance payment of DKK 27.7 million is to be paid in April 2020.

Claw-back

In 2019, there was no legal or factual basis on which to exercise claw-back or request repayment of incentives for current or former executives.

Executive remuneration in 2019
The table below includes the total remuneration of each executive in 2019. None of the executives has received remuneration from companies in the Novo Nordisk Group other than Novo Nordisk A/S for this period. The fixed remuneration enables the executives to take decisions with a long-term perspective in mind without undue considerations for short- or long-term incentives. The variable remuneration is designed to promote performance in line with the company’s strategy. The variable remuneration is based on a number of targets that must be achieved before the incentive is released to the executive. Targets are aligned to short-term and long-term strategic priorities in the corporate strategy and thereby ensure that the long-term interests and the sustainability of the company are considered. The variable remuneration is provided as STI and LTI.

Actual remuneration of the Executive Management for 2019

DKK million	Base salary	Short- term incentive	Pension	Benefits	Total[6]	Long-term incentive[7]	Total	Fixed	Variable	Total

Executive Management
Lars Fruergaard Jørgensen - President and CEO	13.9	13.9	7.0	0.3	35.1	19.7	54.8	17.7	37.1	54.8
Monique Carter[1] - People & Organisation	1.3	1.3	0.6	0.7	3.9	2.1	6.0	2.3	3.7	6.0
Karsten Munk Knudsen - Finance, Legal & Procurement	5.1	3.9	2.3	0.3	11.6	5.6	17.2	6.7	10.5	17.2
Camilla Sylvest - Commercial Strategy & Corporate Affairs	5.2	3.9	2.3	0.3	11.7	5.6	17.3	6.8	10.5	17.3
Mads Krogsgaard Thomsen - Research & Developement	7.2	5.4	3.2	0.3	16.1	7.7	23.8	9.3	14.5	23.8
Henrik Wulff - Product Supply, Quality & IT	5.9	4.6	2.6	0.3	13.4	6.2	19.6	7.7	11.9	19.6
Non-registered executives[4,5]	17.2	19.0	5.7	1.2	43.1	17.9	61.0	21.7	39.3	61.0
Former executives:
Jesper Brandgaard[2]	2.1	1.3	0.8	0.1	4.3	2.2	6.5	2.7	3.8	6.5
Lars Green[3]	3.5	2.2	1.4	0.2	7.3	—	7.3	4.6	2.7	7.3

Executive Management in total	61.4	55.5	25.9	3.7	146.5	67.0	213.5	79.5	134.0	213.5

1. Effective August 2019, Monique Carter became executive vice president in Novo Nordisk’s Executive Management. Amounts in the table include remuneration from the effective date in 2019 with the exception of short-term incentive, which covers the full year. 2. Jesper Brandgaard retired from Novo Nordisk in April 2019. Until April 2020 Jesper Brandgaard will continue to provide certain services for Novo Nordisk. Remuneration of Jesper Brandgaard from January to April 2019 is included in the above table. 3. Effective from 31 August 2019, Lars Green decided to leave Novo Nordisk. The remuneration of Lars Green from January to August 2019 is included in the table above. 4. On 1 April 2019, Novo Nordisk’s Executive Management was expanded to include Ludovic Helfgott. Amounts in the table include remuneration from 1 April 2019. 5. Includes remuneration for Maziar Mike Doustdar, Ludovic Helfgott and Doug Langa. Maziar Mike Doustdar, Ludovic Helfgott and Doug Langa received benefits and recruitment arrangements in accordance with their contracts and local guidelines. The benefits and recruitment arrangements received in 2019 not included in the above table amounted to DKK 10.7 million (DKK 0.9 million in 2018). 6. Excluding social security taxes paid amounting to DKK 2.7 million (DKK 1.2 million in 2018) for Executive Management 7. The shares are locked up for three years before they are transferred to the participants employed at the end of the three-year period. The value is the cash amount of the long-term incentive granted in the year using the grant-date market value of Novo Nordisk B shares. For shares allocated for the 2019 performance, the amount of shares may potentially be reduced or increased depending on whether the actual average annual sales growth during in the three-year vesting period is lower or higher compared to a target determined by the Board.

Novo Nordisk Form 20-F 2019

ITEM 6 DIRECTORS, EXECUTIVE MANAGEMENT AND EMPLOYEES

The difference in the total remuneration to executive management in the above table compared to note 2.4 - Employee Cost in Novo Nordisk Annual Report 2019 is mainly related to long-term incentives. The disclosure in note 2.4 is based on IFRS recognition principles where the long-term incentive programmes are expensed over the grant year and the subsequent 3 years of vesting. The long-term incentive included in the above table is the total cost of the 2019 programme.

Long-term incentive programme 2019

Long-term incentive programme 2019 - targets

							Months of base salary equivalent
	KPI	KPI weight	Measure	Achievement	Outcome	Performance	CEO	EVP

	Economic value creation
	Long-term incentive target basis (100%)						4.5	3.4
Financial targets	2019 economic value creation	50%	Degree of target achievement index 90-110		106%	158%	7.1	5.3
	Sales growth
	Long-term incentive target basis (100%)						4.5	3.4
	2019 sales growth	50%	Degree of target achievement index 97-103		102%	169%	7.6	5.7
	Total financial targets	100%			104%	163%	14.7	11.0

Non- financial targets	R&D: Achievement of marketing authorisation for specific product	20%	Target achievement below 85% results in a reduction		100%
	R&D: Successful achievement of milestones in clinical trial	10%			100%
	R&D: Successful achievement of milestones in clinical trial	10%			100%
	R&D: Progress in the pipeline within other chronic diseases	10%			100%
	R&D: Submission of product files to the regulatory authorities in the US and Europe of a certain product	10%			100%
	R&D: Achievement of marketing authorisation in the EU and the US for specific product	10%			100%
	Environmental: Contracts in place to increase use of renewable energy	10%			100%
	Societal: Progress in societal activities	10%			100%
	Efficiency: Progress in organisational development	10%			100%
	Total non-financial targets	100%			100%		No reduction	No reduction

	Total months allocated						14.7	11.0
	Maximum allocation, months						18.0	13.5
	Performance as percentage of maximum						82%	82%
	Performance as percentage of target						163%	163%

Based on the company’s performance in relation to the KPIs in the long-term incentive programme, the executives are entitled to 82% of the maximum. The shares allocated to the executives are described in table below. The shares allocated to the executives under the long-term incentive programme for 2019 are subject to a three-year vesting period where the shares allocated might be reduced or increased by up to 30%. The reduction or increase will depend on whether the actual average annual sales growth during the three-year vesting period is lower or higher compared to a target determined by the Board.

Long-term incentive programmes 2017-2019 – unvested shares
Executives have been eligible to participate in long-term share-based incentive programmes in 2017-2019. The table below includes an overview of allocated but not yet vested shares to each executive. All information included in the table, including the number of shares and the calculation of value of the shares, is based on the allocation at the time of the establishment of the respective programmes. However, the number of shares allocated may be reduced or increased, depending on whether the performance of the company in the respective three-year periods deviates from targets determined by the Board. The performance of the company and consequently the number of shares to finally be granted to each executive will only be determined after the end of each of the three-year periods and, thus, below is not an expression of the actual value of each programme.

Novo Nordisk Form 20-F 2019

ITEM 6 DIRECTORS, EXECUTIVE MANAGEMENT AND EMPLOYEES

Long-term incentive programmes 2017–2019 - unvested shares

	Grant date	Vesting date	Number of shares allocated[1]	Value per share at grant date	Total market value at launch (DKK million)[2]	Months of base salary at year-end equivalent

Lars Fruergaard Jørgensen
2017 Shares allocated	February 2017	February 2021	43,850	237	9.4	8.2
2018 Shares allocated	February 2018	February 2022	58,938	304	16.5	12.6
2019 Shares allocated	February 2019	February 2023	66,218	322	19.7	14.7

Monique Carter
2019 Shares allocated	February 2019	February 2023	6,895	322	2.1	8.2

Karsten Munk Knudsen
2018 Shares allocated	February 2018	February 2022	16,578	304	4.6	9.4
2019 Shares allocated	February 2019	February 2023	18,682	322	5.6	11.0

Camilla Sylvest
2017 Shares allocated	February 2017	February 2021	6,037	237	1.3	5.5
2018 Shares allocated	February 2018	February 2022	16,578	304	4.6	9.4
2019 Shares allocated	February 2019	February 2023	18,682	322	5.6	11.0

Mads Krogsgaard Thomsen
2017 Shares allocated	February 2017	February 2021	16,962	237	3.6	6.2
2018 Shares allocated	February 2018	February 2022	22,885	304	6.4	9.4
2019 Shares allocated	February 2019	February 2023	25,788	322	7.7	11.0

Henrik Wulff
2017 Shares allocated	February 2017	February 2021	13,751	237	2.9	6.2
2018 Shares allocated	February 2018	February 2022	18,421	304	5.2	9.4
2019 Shares allocated	February 2019	February 2023	20,757	322	6.2	11.0

Non-registered executives
2017 Shares allocated	February 2017	February 2021	23,496	237	5.0	5.5 to 6.2
2018 Shares allocated	February 2018	February 2022	36,842	304	10.4	9.4
2019 Shares allocated	February 2019	February 2023	60,196	322	17.9	11.0

Former registered executives - Jesper Brandgaard[3]
2017 Shares allocated	February 2017	February 2021	16,962	237	3.6	6.2
2018 Shares allocated	February 2018	February 2022	22,885	304	6.4	9.4
2019 Shares allocated	February 2019	February 2023	7,522	322	2.2	3.2

1. For the long-term incentive programme for 2017 performance, the maximum share allocation for the chief executive officer was 12 months’ fixed base salary plus pension contribution and 9 months’ fixed base salary plus pension contribution for the executive vice presidents. In the three-year vesting period, the number of allocated shares may potentially be reduced in the event of lower-than-planned value creation in subsequent years. For the long-term incentive programmes for 2018 performance and 2019 performance, the maximum share allocation for the chief executive officer was 18 months’ fixed base salary plus pension contribution and 13.5 months’ fixed base salary plus pension contribution for the executive vice presidents. For shares allocated for the 2018 and 2019 long-term-incentive programmes, the number of shares may potentially be reduced or increased depending on whether the actual average annual sales growth during the three-year vesting period is lower or higher compared to a target determined by the Board. 2. The share price used to calculate market value at launch is adjusted for expected dividend. 3. Jesper Brandgaard retired from Novo Nordisk in April 2019. Until April 2020 Jesper Brandgaard will continue to provide certain services for Novo Nordisk. Remuneration of Jesper Brandgaard from January to April 2019 is included in the above table.

C. BOARD PRACTICES
Reference is made to ‘Corporate governance’ on pages 34-37 in our Annual Report 2019 regarding board practices. The year of election for each member of the Board of Directors is included in our Annual Report 2019 on pages 38-39. The year of appointment for each member of Executive Management is included in Item 6A.

D. EMPLOYEES
Reference is made to the section entitled ‘Employees’ on page 26 and ‘Performance highlights’ on pages 6-7 in our Annual Report 2019 regarding the total number of full-time employees in Novo Nordisk at year-end for the years 2015–2019.

EMPLOYEES	2019	2018	2017
Employees outside Denmark as a percentage of total number of employees	61%	60%	59%

Executive Management believes that the Company has a good relationship with its employees in general and with the labor unions of the Novo Nordisk employees.

Novo Nordisk believes that the current personnel policy results in low staff turnover, high engagement, and ease in recruiting new employees. The Company has not experienced any significant labor disputes.

Novo Nordisk Form 20-F 2019

ITEM 6 DIRECTORS, EXECUTIVE MANAGEMENT AND EMPLOYEES

E. SHARE OWNERSHIP
As of February 4, 2020 the Board of Directors and Executive Management owned 558,790 B shares.

Shareholding by the Board
As of 31 December 2019, the Board held shares in Novo Nordisk as follows:

	At the beginning of the year[1]	Additions during the year	Sold/transferred during the year	At the end of the year	Market value[2] DKK million

Helge Lund[3]	3,000	—	—	3,000	1.2
Jeppe Christiansen	23,779	—	—	23,779	9.2
Brian Daniels	2,100	—	—	2,100	0.8
Laurence Debroux	—	—	—	—	—
Andreas Fibig	—	—	—	—	—
Sylvie Grégoire	1,875	—	—	1,875	0.7
Liz Hewitt	3,350	—	—	3,350	1.3
Mette Bøjer Jensen	1,340	50	—	1,390	0.5
Kasim Kutay	—	—	—	—	—
Anne Marie Kverneland	9,720	50	(154)	9,616	3.7
Martin Mackay	2,000	—	—	2,000	0.8
Thomas Rantzau	632	50	—	682	0.3
Stig Strøbæk	2,050	50	—	2,100	0.8

Board of Directors in total	49,846	200	(154)	49,892	19.3

1. Following the change in the Board of Directors, the holding of shares at the beginning of the year has been updated compared with the Annual Report 2018. For new members shareholdings are included from the day they became members of the Board of Directors. 2. Calculation of market value is based on the quoted share price of DKK 386.65 at the end of the year. 3. In addition, Helge Lund holds 3,000 shares through Inkerman Holding AS, Norway.

Shareholdings by Executive Management
As of 31 December 2019, Executive Management held shares in Novo Nordisk as follows:

	At the beginning of the year[1]	Additions during the year	Sold/transferred during the year	At the end of the year	Market value[1] DKK million	Minimum shareholding requirement met[3]

Lars Fruergaard Jørgensen	132,628	17,700	—	150,328	58.1	Yes
Monique Carter	—	3,025	—	3,025	1.2	N/A
Karsten Munk Knudsen	47,002	7,813	(7,813)	47,002	18.2	Yes
Camilla Sylvest	2,133	2,550	—	4,683	1.8	Yes
Mads Krogsgaard Thomsen	223,135	21,818	(40,178)	204,775	79.2	Yes
Henrik Wulff	57,575	11,737	—	69,312	26.8	Yes
Non-registered executives	17,304	23,379	(10,910)	29,773	11.5	Yes

Executive Management in total	479,777	88,022	(58,901)	508,898	196.8

1. Calculation of market value is based on the quoted share price of DKK 386.65 at the end of the year. 2. To further align the interests of the shareholders and executives, the chief executive officer should hold Novo Nordisk B shares corresponding to two times the annual gross salary, and the executive vice presidents should hold shares corresponding to one time the annual gross salary. Basis for calculation of the annual gross salary for an individual executive for a given year is defined as 12 times fixed monthly base salary plus 25% pension contribution as of 1 April 2019. The minimum shareholding requirement is generally phased in over a five year period following the year of appointment. When an executive's holding of shares is calculated, both vested and non-vested shares (ADRs) are included such as personally owned shares in deposit and non-vested shares from the long-term share-based incentive programme.

In the period from January 1, 2020 until February 4, 2020, no B shares were sold or purchased by the members of the Board of Directors or Executive Management. The internal rules on trading in Novo Nordisk securities by members of the Board of Directors and Executive Management only permit trading in the 15 calendar day period following each quarterly earnings announcement.

Novo Nordisk Form 20-F 2019

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Long-term incentive programme 2016 – vested shares
The members of Executive Management in 2016 have participated in a long-term incentive programme consisting of a one-year performance period (2016) and a three-year vesting period (2017-2019).

The shares allocated after the one-year performance period (2016) have been locked up for a three-year period. The number of shares has not subsequently been reduced by the Board as the financial performance in the vesting period reached specified threshold levels. Hence, the original number of shares allocated after the one-year performance period will on 5 February 2020 be transferred to current and former executives as specified in the table below. No dividend has been paid to the executives during the one-year performance period or the three-year vesting period.

Long-term incentive programme 2016 - vested shares

	Number of shares	Market value[1] (DKK million)

Executive Management
Lars Fruergaard Jørgensen	4,729	1.8
Monique Carter	—	—
Karsten Munk Knudsen	2,058	0.8
Camilla Sylvest	1,842	0.7
Mads Krogsgaard Thomsen	5,246	2.0
Henrik Wulff	4,253	1.7
Non-registered executives	4,170	1.6

Executive Management in total	22,298	8.6

1. The market value of the shares released in 2020 is based on the Novo Nordisk B share price of DKK 386.65 at the end of 2019.

For further information on the Executive Management’s grant of shares, reference is made to note 5.1 'Share-based payment schemes' in our Annual Report 2019. The members of the Board of Directors and Executive Management and key management executives in the aggregate hold less than 1% of the beneficial ownership of the Company.

ITEM 7        MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS
The total share capital of Novo Nordisk A/S is split into two classes, A shares and B shares, each with different voting rights. The A shares have 200 votes per DKK 0.20 of the A share capital and the B shares have 20 votes per DKK 0.20 of the B share capital. Voting rights of treasury shares are suspended at the general meetings.

All of the A shares of Novo Nordisk A/S are held by Novo Holdings A/S, a wholly-owned subsidiary of the Novo Nordisk Foundation (the ‘Foundation’). As of December 31, 2019, the A shares represented approximately 74% of the total voting rights.

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

Under its statutes, Novo Holdings A/S is governed by a Board of Directors, which must be comprised of at least three and not more than nine members who are elected annually by shareholder vote. According to the Foundation’s statutes, its Board of Directors can and shall provide for members of its own Board of Directors to be elected to Novo Holdings A/S’s Board of Directors. Novo Holdings A/S’s Board of Directors currently has six members, with two directors who are also members of the Board of the Foundation (Steen Risgaard and Lars Rebien Sørensen) and one director who is also a member of the Board of Directors of Novo Nordisk A/S (Jeppe Christiansen). Moreover, the chief executive officer of Novo

Novo Nordisk Form 20-F 2019

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Holdings A/S (Kasim Kutay) is also a member of the Board of Directors of Novo Nordisk A/S. The Chair of the Foundation’s Board of Directors (Lars Rebien Sørensen) serves as the Chair of Novo Holdings A/S’s Board of Directors.

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

For further information reference is made to ‘Shares and capital structure’ on pages 32-33 in our Annual Report 2019 and to ‘Shares and capital structure’ on pages 44-45 in our Annual Report 2018.

The B shares of Novo Nordisk A/S are registered with VP Securities A/S (‘VP Securities’) and are not represented by certificates. Generally, VP Securities does not provide the Company with information with respect to registration. However, set forth below is information as of January 31, 2020 with respect to (a) any shareholder who is known to the Company to be the owner of more than 5% of any class of Novo Nordisk A/S' securities and (b) the total amount of any class owned by Novo Nordisk A/S and its subsidiaries (treasury shares) and by the Board of Directors and Executive Management as a group:

Title of class	Identity of person or group	Shares owned		Percent of class	Percent of total votes

A shares	Novo Holdings A/S	537,436,000	*	100.00	74.26
B shares	Novo Holdings A/S	135,764,000		7.29	1.88
B shares	Novo Nordisk A/S and subsidiaries (treasury shares)	48,140,199	**	2.58	0.00
B shares	Board of Directors and Executive Management	558,790		0.03	0.01
*) The number of A shares is calculated as an equivalent of the trading size (DKK 0.20) of the listed B shares but is not formally divided into number of shares. The A shares are not listed on any stock exchange.
**) Treasury shares are included, however, voting rights of treasury shares cannot be exercised.

In 2017 and 2018, shares with an aggregate purchase price of DKK 16.8 billion and DKK 15.6 billion, respectively, were repurchased under the Company’s share repurchase program.

In February 2019, Novo Nordisk announced a new DKK 15 billion share repurchase program. Under this program and the previous share repurchase program completed in January 2019, 44,942,205 shares corresponding to DKK 15.3 billion were repurchased during 2019. The February 2019 share repurchase program was completed in February 2020.

In February 2020, Novo Nordisk announced a new DKK 17 billion share repurchase program to be executed during the following 12 months.

After the shareholders’ approval of the proposed reduction of Novo Nordisk A/S' share capital at the Annual General Meeting on March 21, 2019, 50,000,000 shares were cancelled in April 2019, reducing the number of treasury shares accordingly.

As no complete records of all holders of B shares exist, it is not possible to give an accurate breakdown of the holdings and number of holders of B-shares per country. It is, however, estimated that approximately 30% of the B share capital was held in Denmark as of December 31, 2019. Approximately 31% of the B share capital is estimated to be held in North America. The estimated total number of shareholders is more than 250,000 of whom more than 200,000 are estimated to be Danish residents and more than 30,000 to be resident in the United States.

B. RELATED PARTY TRANSACTIONS
Related parties include the Novo Nordisk Foundation, Novo Holdings A/S, Novozymes A/S, Innate Pharma SA, Xellia Pharmaceuticals ApS (due to shared controlling shareholder, Novo Holdings A/S) and NNIT A/S being an associated company with shared controlled shareholding between Novo Holdings A/S and Novo Nordisk A/S. Novo Nordisk A/S has access to certain assets of and can purchase certain services from Novo Holdings A/S and Novozymes A/S and vice versa. All agreements relating to such assets and services are based on the list prices used for sales to third parties where such list prices exist, or the price has been set at what is regarded as market price. The material terms of these agreements are renegotiated on a regular basis. Being an associated company of Novo Nordisk A/S, Churchill Stateside Solar Fund XIV, LLC ('CS Solar Fund XIV') is considered a related party. Being an associated company of Novo Holdings A/S, Unchained Labs, Inc. is considered a related party to Novo Nordisk A/S.

Related party transactions in 2019, 2018 and 2017 were primarily payments for services provided between the Novo Nordisk Group and the Novozymes Group, Xellia Pharmaceuticals ApS and transactions with associated companies. The overall financial impact of these related party transactions is limited.

Novo Nordisk Form 20-F 2019

ITEM 8 FINANCIAL INFORMATION

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

As part of the share repurchase program for 2019 of DKK 15 billion, a number of transactions have been entered into with Novo Holdings A/S. On May 7, 2019; 7,012,500 shares were purchased from Novo Holdings A/S at a price of DKK 318.71 per share. On November 5, 2019; 7,012,500 shares were purchased from Novo Holdings A/S at a price of DKK 379.14 per share.

On April 30, 2019, Novo Nordisk A/S announced a new USD 73 million investment in a solar panel installation in North Carolina, United States. Pursuant to such investment, a wholly owned subsidiary of Novo Nordisk A/S obtained a 99% ownership stake in Churchill Stateside Solar Fund XIV, LLC ('CS Solar Fund XIV'), which will lease the solar field from the project developer. CS Solar Fund XIV is a “structured entity” (i.e., an entity that has been designed such that voting rights are not the dominant factor in deciding who controls the entity), and Novo Nordisk A/S does not control the company. The investment is classified as an investment in an associated company.

Since December 31, 2019, there have been no further significant transactions with related parties out of the ordinary course of business. For further information reference is made to Note 5.3 ‘Related party transactions’ in our Annual Report 2019 and Note 5.3 ‘Related party transactions’ in our Annual Report 2018.

There have not been and there are no loans to members of the Board of Directors or Executive Management in 2019, 2018 or 2017.

C. INTERESTS OF EXPERTS AND COUNSEL
Not applicable.

ITEM 8        FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
The financial statements required by this item accompany this annual report in the form of our Annual Report 2019 (see Exhibit no. 15.1).

Legal proceedings
Reference is made to Note 3.7 ‘Provisions and contingent liabilities’ in the Annual Report 2019 regarding legal proceedings.

Dividends
At the Annual General Meeting in March 2015, the Board of Directors was granted an authorization to distribute extraordinary dividends. Hence the Board of Directors has been given authority to pay interim dividends without obtaining specific approval from the Annual General Meeting. In August 2019 Novo Nordisk paid out an interim dividend of DKK 3.00 per share.

At the Annual General Meeting scheduled for March 26, 2020, the Board of Directors will propose a final dividend of DKK 5.35 for each Novo Nordisk A and B share. The total dividend for 2019 of DKK 8.35 includes both the interim dividend of DKK 3.00 for each Novo Nordisk A and B share which was paid in August 2019, and the final dividend of DKK 5.35 for each Novo Nordisk A and B share to be paid in March 2020. The total dividend increased by 2% in 2018 compared with the 2018 dividend of DKK 8.15 for each Novo Nordisk A and B share. The total dividend for 2019 corresponds to a payout ratio of 50.5%, which is similar to the payout ratio for Novo Nordisk’s peer group of comparable pharmaceutical companies in 2018. No dividends will be paid on the Company’s holding of its treasury shares. For further information reference is made to ‘Shares and capital structure’, on pages 32-33 in our Annual Report 2019.

B. SIGNIFICANT CHANGES
No significant events have occurred since the date of the annual financial statements. For description of important events and achievements in 2019, reference is made to ´Introducing Novo Nordisk`, pages 1-7 and `2019 performance and 2020 outlook`, pages 20-28 in our Annual Report 2019.

Novo Nordisk Form 20-F 2019

ITEM 10 ADDITIONAL INFORMATION

ITEM 9        THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS
The Company's B shares are listed in Denmark on Nasdaq Copenhagen, and traded under the symbol "NOVO-B". The Company's ADRs are traded on the New York Stock Exchange under the symbol "NVO".

See Exhibit no. 2.1 to this Form 20-F for a description of the B Shares.

B. PLAN OF DISTRIBUTION
Not applicable.

C. MARKETS
The Company’s share capital consists of A shares and B shares. As described above, the A shares are owned by the Novo Nordisk Foundation through its wholly-owned subsidiary Novo Holdings A/S and are not listed or traded on any stock exchange. The B shares have been publicly traded since 1974 and have been listed on Nasdaq Copenhagen since that time. Nasdaq Copenhagen is the main trading market for the B shares.

American Depositary Receipts representing the B shares (‘ADRs’), as evidenced by American Depositary Receipts issued by JPMorgan Chase Bank of New York, as the Depositary, have been listed on the New York Stock Exchange since 1981. As of December 31, 2019, 199,776,393 B share equivalents (representing 11% of the outstanding B shares, adjusted for the treasury shares) were held in the form of ADRs.

D. SELLING SHAREHOLDERS
Not applicable.

E. DILUTION
Not applicable.

F. EXPENSES OF THE ISSUE
Not applicable.

ITEM 10    ADDITIONAL INFORMATION

A. SHARE CAPITAL
Not applicable.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION
See Exhibit no. 2.1. to this Form 20-F for a summary of certain material provisions of Novo Nordisk A/S’ Articles of Association, certain other constitutive documents and relevant Danish corporate law. See Exhibit 1.1 to this Form 20-F for a translation into English language of the Articles of Association.

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

E. TAXATION

Danish Taxation
The following summary outlines certain Danish tax consequences to U.S. Holders (as defined below):

Withholding Tax
Generally, Danish withholding tax is deducted from dividend payments to U.S. Holders at a 27% rate, the rate generally applicable to non-residents in Denmark without regard to eligibility for a reduced treaty rate. Under the current Convention between the Government of the United States of America and the Government of the Kingdom of Denmark for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income (the ‘Current Convention’), the maximum rate of Danish tax that may be imposed on a dividend paid to a U.S. Holder that does not have a ‘permanent establishment’ (as defined therein) in Denmark is generally 15% and, for certain pension funds, 0% (each, the ‘Treaty Rate’). U.S. Holders eligible for the Treaty Rate may apply to the Danish tax authorities to obtain a refund to the extent that the amount withheld reflects a rate in excess of the Treaty Rate (any such amount, the ‘Excess Withholding Tax’).

Novo Nordisk Form 20-F 2019

ITEM 10 ADDITIONAL INFORMATION

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

Subject to applicable limitations and conditions under U.S. federal income tax law, dividends paid to certain non-corporate U.S. Holders may be taxable at favorable rates. In order to be eligible for the favorable rates, a non-corporate U.S. Holder must fulfill certain holding period and other requirements.

Subject to applicable limitations under U.S. federal income tax law, a U.S. Holder may be eligible to credit against its U.S. federal income tax liability Danish taxes withheld from dividends on ADRs or B shares at a rate not exceeding the applicable rate under the Current Convention. Danish taxes withheld in excess of the applicable rate under the Current Convention will not be eligible for credit against a U.S. Holder’s federal income tax liability. The rules governing foreign tax credits are complex and, therefore, U.S. Holders should consult their tax advisers regarding the availability of foreign tax credits in their particular circumstances. Alternatively, subject to applicable limitations, U.S. Holders may elect to

Novo Nordisk Form 20-F 2019

ITEM 11 QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISKS

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

Copies of this Form 20-F as well as our Annual Report 2019 and Annual Report 2018 can be downloaded from the Investors pages at novonordisk.com. The contents of this website are not incorporated by reference into this Form 20-F. This Form 20-F is also filed and can be viewed via EDGAR on www.sec.gov.

I. SUBSIDIARY INFORMATION
Not applicable.

ITEM 11    QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISKS

Financial exposure and financial risk management
For a description and discussion of the Company’s foreign exchange risk management, interest rate risk management, counterparty risk management and equity price risk management, reference is made to Note 4.3 ‘Financial risks’ and ‘Managing risks to protect value’ on pages 29-31 in our Annual Report 2019.

Sensitivity analysis
When conducting a sensitivity analysis, the Group assesses the change in fair value on the market-sensitive instruments following hypothetical changes in market rates and prices. The rates used to mark-to-market the instruments are market data as of December 30, 2019.

Interest rate sensitivity analysis
For information on Interest rate sensitivity analysis in the financial year of 2019, reference is made to Note 4.3 ‘Financial risks’ in our Annual Report 2019.

Foreign exchange sensitivity analysis
For information on Foreign exchange sensitivity analysis in the financial year of 2019, reference is made to Note 4.3 ‘Financial risks’ and ‘Managing risks to protect value’ on pages 29-31 in our Annual Report 2019.

Novo Nordisk Form 20-F 2019

ITEM 12 DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

ITEM 12    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. DEBT SECURITIES
Not applicable.

B. WARRANTS AND RIGHTS
Not applicable.

C. OTHER SECURITIES
Not applicable.

D. AMERICAN DEPOSITARY SHARES
Novo Nordisk’s ADR program is administered by J.P. Morgan Depositary Receipts Group as Depositary, JPMorgan Chase Bank, N.A., 383 Madison Avenue, Floor 11, New York, United States.

The ADRs are traded under the code NVO on the New York Stock Exchange and the underlying security is the Novo Nordisk B share, NOVO-B on Nasdaq Copenhagen. Each ADR represents one deposited Novo Nordisk B share. One ADR carries the same voting rights as one Novo Nordisk B share. The Depositary distributes relevant notices, reports and proxy materials to the holders of the ADRs. When dividends are paid to shareholders, the Depositary converts the amounts into U.S. dollars and distributes the dividends to the holders of the ADRs. See Exhibit no. 2.1. to this Form 20-F for a description of the rights of holders of the ADRs.

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

J.P. Morgan, as Depositary, has agreed to reimburse certain reasonable expenses related to Novo Nordisk’s ADR program and incurred by Novo Nordisk in connection with the program. In the year ended December 31, 2019, the Depositary reimbursed USD 4,109,485 for costs related to investor relations activities.

Novo Nordisk Form 20-F 2019

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

Novo Nordisk Management, including the Chief Executive Officer and Chief Financial Officer, evaluated the Company’s disclosure controls and procedures as of December 31, 2019. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2019, the Company’s disclosure controls and procedures were effective at the reasonable assurance level.

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

Novo Nordisk Management, including the Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2019, using the criteria established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (‘COSO’). Based on this assessment, Novo Nordisk Management, including the Chief Executive Officer and Chief Financial Officer, concluded that, as of December 31, 2019, the Novo Nordisk Group’s internal control over financial reporting was effective based on criteria stated in Internal Control – Integrated Framework (2013) issued by the COSO.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2019 has been audited by PricewaterhouseCoopers, Statsautoriseret Revisionspartnerselskab, Denmark, an independent registered public accounting firm, as stated in their report which appears on page 41-42 of this Form 20-F.

Changes in internal controls over financial reporting
There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2019 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A     AUDIT COMMITTEE FINANCIAL EXPERTS

In March 2019, the Board of Directors elected the following individuals to the Audit Committee: Liz Hewitt (Audit Committee Chair and financial expert), Laurence Debroux (Audit Committee member and financial expert), Andreas Fibig (Audit Committee member), Sylvie Grégoire (Audit Committee member) and Stig Strøbæk (Audit Committee member and employee representative).

As such, the Audit Committee is comprised of five members elected by the Board of Directors. One member is designated as Chair and two members, including the Chair, are designated as Audit Committee financial experts as defined by the SEC.

Novo Nordisk Form 20-F 2019

ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERTS

Four members qualify as independent as defined by the SEC and one member relies on an exemption. See item 16D below. The Chair and financial expert, Liz Hewitt, and financial expert, Laurence Debroux, are both independent as defined by the SEC.

ITEM 16B     CODE OF ETHICS

Novo Nordisk has a vision and a set of essentials named the Novo Nordisk Way. The Novo Nordisk Way describes who Novo Nordisk as a company is, where Novo Nordisk wants to go and how its employees work. The Novo Nordisk Way is principle-based and describes corporate essentials and the required values and mindset of employees on business conduct and ethics including a number of the topics required by the Sarbanes–Oxley Act and the NYSE Listed Company Manual. In addition to the Novo Nordisk Way, a number of guidelines have been established including a Business Ethics Code of Conduct and related business ethics requirements on how to conduct business in Novo Nordisk are outlined. The Novo Nordisk Way and our Business Ethics Code of Conduct apply to all employees in Novo Nordisk including the Chief Executive Officer and Chief Financial Officer.

The Novo Nordisk Way and our Business Ethics Code of Conduct may be found on our website at novonordisk.com (the contents of the website are not incorporated by reference into this Form 20-F).

ITEM 16C    PRINCIPAL ACCOUNTANT FEES AND SERVICES

Reference is made to Note 5.4 ‘Fee to statutory auditors’ in our Annual Report 2019 regarding fees paid to our statutory auditors.

Statutory Audit Fees
Statutory audit fees consist of fees billed for the annual audit of the Company’s Annual Report, the financial statements of the Parent Company, Novo Nordisk A/S, and financial statements of wholly-owned subsidiaries including audit of internal controls over financial reporting (Sarbanes–Oxley Act, Section 404). The fees also include fees billed for other audit services, which are those services that only the statutory auditor can provide, and include the review of documents filed with the SEC.

Audit-Related Fees
Fees for audit-related services consist of fees billed for assurance and related services that are related to the performance of the audit or review of the Company’s social and environmental reporting included in our Annual Report 2019 and also include consultations concerning financial accounting reporting standards.

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

ITEM 16D    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Novo Nordisk’s ADRs are listed on the New York Stock Exchange, the corporate governance rules of which require a foreign private issuer such as Novo Nordisk to have an Audit Committee that satisfies the requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended. These requirements include a requirement that the Audit Committee be composed of members that are “independent” of the issuer, as defined in the Rule, subject to certain exemptions. Of the current five members of Novo Nordisk’s Audit Committee, four are considered independent and one member relies on an exemption. Stig Strøbæk is a current employee of Novo Nordisk who has been elected to the Board of Directors by the employees pursuant to the Danish Companies Act (in Danish: "Selskabsloven"). The Danish Companies Act requires any limited liability company with more than 35 employees on average over a three-year period to organize a vote in which the employees are entitled to decide whether they would like employee representation on the Board of Directors. Stig Strøbæk is not an executive officer of Novo Nordisk. Accordingly, his service on the Audit Committee is permissible pursuant to the exemption from the independence requirements provided for by paragraph (b)(1)(iv)(C) of Rule 10A-3. Novo Nordisk does not believe the reliance on such exemption would materially adversely affect the ability of the Audit Committee to act independently and to satisfy the other requirements of the Rule 10A-3.

Novo Nordisk Form 20-F 2019

ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
ITEM 16E     PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

	Total Number of Shares Purchased (a)*	Average Price Paid per Share in DKK (b)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (c)	Maximum Approximate Value of Shares that may yet be purchased under the Plans or Programs in DKK (d)
2018 repurchase program
Status year end 2018**	45,842,630	300.75	45,842,630	1,212,618,952
January 1-31, 2019	3,913,282	309.87	49,755,912	13,625
Total***	49,755,912	301.47	49,755,912	13,625

2019 repurchase program				15,000,000,000
February 1-28, 2019	2,755,000	323.58	2,755,000	14,108,547,940
March 1-31, 2019	2,783,000	334.56	5,538,000	13,177,474,174
April 1-30, 2019	2,497,980	334.55	8,035,980	12,341,768,690
May 1-31, 2019	9,235,524	318.88	17,271,504	9,396,779,659
June 1-30, 2019	2,373,000	335.45	19,644,504	8,600,750,536
July 1-31, 2019	3,061,400	329.43	22,705,904	7,592,239,435
August 1-31, 2019	2,749,108	341.87	25,455,012	6,652,407,946
September 1-30, 2019	2,657,950	350.78	28,112,962	5,720,053,429
October 1-31, 2019	2,698,461	353.91	30,811,423	4,765,046,632
November 1-30, 2019	8,837,500	379.71	39,648,923	1,409,396,819
December 1-31, 2019	1,380,000	384.64	41,028,923	878,598,302
Total	41,028,923	344.18	41,028,923	878,598,302
*) All shares purchased through a publicly announced program.
**) Shares purchased under 2018 repurchase program during 2018.
***) As of January 31, 2019, Novo Nordisk had repurchased a total of 49,755,912 B shares equal to a transaction value of DKK 15 billion. The DKK 15 billion share repurchase program announced February 1, 2018 was thereby concluded.

Note to column (a) and (d)
The Board of Directors has been authorized by the Annual General Meeting to have the Company acquire up to 10% of the share capital at the price quoted at the time of the purchase with a deviation of up to 10%. This authorization is renewed annually at the Annual General Meeting. If the limit of 10% is reached, a number of shares would have to be cancelled before further purchases can be made. The cancellation of shares must be approved by the shareholders.

Under this authorization, a share repurchase program for 2018 of DKK 15 billion initiated in February 2018, was completed in January 2019. A new share repurchase program for 2019 of DKK 15 billion initiated in February 2019 was completed in January 2020. The shares have been purchased through a bank directly in the market or directly from Novo Holding A/S.

Column (a) shows shares Novo Nordisk purchased as part of our share repurchase program initiated in February 2018 (completed in January 2019) and our share repurchase program initiated in February 2019.

Notes to columns (c) and (d)
In order to maintain capital structure flexibility, the Board of Directors intends to propose at the Annual General Meeting on March 26, 2020, a reduction in the B share capital, by cancellation of 50 million shares (nominal value DKK 0.20) of current treasury B shares, to DKK 362,512,800. This would correspond to a 2.08% reduction of the total share capital.

ITEM 16F     CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable.

Novo Nordisk Form 20-F 2019

ITEM 16G CORPORATE GOVERNANCE
ITEM 16G    CORPORATE GOVERNANCE

Novo Nordisk A/S is a public limited company incorporated in Denmark and admitted to trading on Nasdaq Copenhagen. As a result, it follows the applicable Danish Corporate Governance Recommendations issued in November 2017 in respect of its corporate governance practices.

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

Audit Committee
Under Section 303A.06 of the NYSE Standards, the Audit Committee in a listed company must be composed entirely of independent directors as set out in section 303A.02 and, in the absence of an applicable exemption, Rule 10A-3(b)(1). At a Board of Directors meeting immediately following the Annual General Meeting the members of the Audit Committee are elected. Novo Nordisk A/S' Audit Committee has five members. Four of the members satisfy the independence requirements of Rule 10A-3(b)(1) of the Securities Exchange Act and section 303A.02 of the NYSE Listed Company Manual and one member relies on an exemption.

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

Novo Nordisk Form 20-F 2019

ITEM 16G CORPORATE GOVERNANCE

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

As a controlled company, Novo Nordisk A/S is exempt from the requirement to establish a separate compensation committee in the same manner as U.S. companies are. Novo Nordisk A/S has established a Remuneration Committee and at a Board of Directors meeting immediately following the Annual General Meeting the members of the Remuneration Committee are elected. When electing the members, the Board of Directors considers all factors relevant to determine whether the members of the Remuneration Committee have a relationship to the Company which is material to the director’s ability to be independent from management when performing its duties. At least a majority of the members of a board committee shall qualify as independent as defined by the Danish Corporate Governance Recommendations. Under the Danish Corporate Governance Recommendations, two members qualify as non-independent members, including the Chair, and two members qualify as independent members.

Hence, the composition of the Remuneration Committee does not conform to the Danish Corporate Governance Recommendations. This is due to the fact that the Board of Directors finds that it is beneficial for Novo Nordisk A/S that the composition of the Remuneration Committee allows a member from the Chairmanship, who is a representative of the main shareholder, as well as an employee representative, both of whom qualify as non-independent Board members, to remain on the Remuneration Committee while maintaining an operational structure of the Remuneration Committee with relatively few members.

Nomination Committee
Under the NYSE Standards listed companies must have a nominating/corporate governance committee composed entirely of independent directors, which requirement does not apply to Novo Nordisk A/S as a controlled company. Novo Nordisk A/S has established a Nomination Committee and at a Board of Directors meeting immediately following the Annual General Meeting the members of the Nomination Committee are elected. Novo Nordisk A/S' Nomination Committee consists of two members who are independent, including the Chair, and two members who are non-independent. A majority of the members of a board committee shall qualify as independent as defined by the Danish Corporate Governance Recommendations. Hence, the composition of the Nomination Committee does not conform to the Danish Corporate Governance Recommendations. This is due to the fact that the Board of Directors finds that it is beneficial for Novo Nordisk A/S that the composition of the Nomination Committee allows a representative of the main shareholder, who qualifies as a non-independent board member, as well as an employee representative, who also qualifies as a non-independent board member, to remain on the Nomination Committee while maintaining an operational structure of the Nomination Committee with relatively few members.

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

ITEM 16H    MINE SAFETY DISCLOSURE

Not applicable.

Novo Nordisk Form 20-F 2019

ITEM 17 FINANCIAL STATEMENTS
PART III

ITEM 17    FINANCIAL STATEMENTS

See response to Item 18.

ITEM 18    FINANCIAL STATEMENTS

The financial statements required by this item accompany this annual report in the form of our Annual Report 2019 (see Item 19).

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

The non-IFRS financial measures presented in our Annual Report 2019 are:

•	Free cash flow;

•	Cash to earnings;

•	Operating profit after tax to net operating assets;

•	Financial resources;

•	Sales growth in constant exchange rates; and

•	Operating profit growth in constant exchange rates.

Free cash flow
Novo Nordisk defines free cash flow as ‘net cash generated from operating activities’ less ‘net cash used in investing activities’ excluding net change in marketable securities. Free cash flow is a measure of the amount of cash generated in the period which is available for the Board to allocate between Novo Nordisk's capital providers, through e.g. dividends, share repurchases and repayment of debt (excl. lease liability repayments) or for retaining in the business to fund future growth. Therefore, management believes that this non-IFRS liquidity measure provides useful information to investors in addition to the most directly comparable IFRS financial measure ‘Net cash generated from operating activities’.

With IFRS 16 'Leases' becoming effective 1 January 2019, lease payments transferred from 'net cash flow from operating activities' to 'cash flow from financing activities' (excluding interest expense). Effective from 1 January 2019, the definition of free cash flow was amended to also deduct the principal repayment on lease liabilities. Accordingly the implementation of IFRS 16 had a neutral impact on free cash flow. The free cash flow outlook guidance for 2019 on page 22 in our Annual Report 2019 is calculated on the amended definition of free cash flow.

The following table shows a reconciliation of free cash flow to ‘Net cash generated from operating activities’.

Reconciliation of free cash flow		2019	2018	2017
DKK million

	Free cash flow	34,451	32,536	32,588
+	Net purchase of marketable securities	—	—	2,009
+	Net cash used in investing activities	11,509	12,080	6,571
+	Repayment on lease liability	822	—	—
=	Net cash generated from operating activities	46,782	44,616	41,168

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

The following table shows the reconciliation of Cash to earnings to the most comparable IFRS financial measure ‘Cash flow from operating activities/net profit in %’:

Novo Nordisk Form 20-F 2019

ITEM 18 FINANCIAL STATEMENTS

Reconciliation of cash to earnings		2019	2018	2017
DKK million

	Free cash flow	34,451	32,536	32,588
/	Net profit (as reported in the Annual Report)	38,951	38,628	38,130
=	Cash to earnings	88.4%	84.2%	85.5%

	Net cash generated from operating activities	46,782	44,616	41,168
/	Net profit (as reported in the Annual Report)	38,951	38,628	38,130
=	Cash flow generated from operating activities / net profit in %	120.1%	115.5%	108.0%

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

Solely for the purpose of calculating average net operating assets for 2019, year-end net operating assets for 2018 have been adjusted upwards by DKK 3,778 million to DKK 40,541 million, reflecting the recognition by Novo Nordisk of right-of-use assets of DKK 3,778 million as of 1 January 2019 in accordance with IFRS 16. Comparative figures for 2018 and 2017 have not been restated.

The following table reconciles Operating profit after tax to net operating assets with ‘Operating profit/equity in %’, the most directly comparable IFRS financial measure:

Reconciliation of Operating profit after tax to net operating assets		2019	2018	2017
DKK million
	Operating profit after tax	42,091	38,318	38,341
/	Average net operating assets	42,940	32,832	26,776
=	Operating profit after tax to net operating assets (as reported in the Annual Report) in %	98.0%	116.7%	143.2%

Novo Nordisk Form 20-F 2019

ITEM 18 FINANCIAL STATEMENTS

		2019	2018	2017
DKK million
	Numerator Reconciliation of Operating profit after tax to Operating profit
	Operating profit after tax	42,091	38,318	38,341
/	(1 minus effective tax rate) in %	80.2%	81.1%	78.3%
=	Operating profit (as reported in the Annual Report)	52,483	47,248	48,967
	Denominator
	Reconciliation of Average non-interest bearing balance sheet items to Equity
	Non-interest bearing balance sheet items at the beginning of the year	40,541	28,900	24,651
+	Non-interest bearing balance sheet items at the end of the year	45,339	36,763	28,900
/	2
=	Average non-interest bearing balance sheet items as used in Operating profit after tax to net operating assets*	42,940	32,832	26,776

	Non-interest bearing balance sheet items at the end of the year	45,339	36,763	28,900
+	Investment in associated company	474	531	784
+	Other financial assets	1,334	1,242	978
+	Derivative financial instruments	188	204	2,304
+	Cash at bank and in hand	15,475	15,638	18,852
—	Borrowings - non-current	(3,009)	—	—
—	Borrowings - current	(1,474)	(515)	(1,694)
—	Derivative financial instruments	(734)	(2,024)	(309)
=	Equity (as reported in the Annual Report)	57,593	51,839	49,815

	Operating profit (as reported in the Annual Report)	52,483	47,248	48,967
/	Equity (as reported in the Annual Report)	57,593	51,839	49,815
=	Operating profit/Equity in %	91.1%	91.1%	98.3%
* Average net operating assets for 2019 is calculated based on an adjusted net operating assets for 2018, which has been adjusted by the right-of-use assets of DKK 3,778 million as of 1 January 2019, following the implementation of IFRS 16. As a consequence, the net operating assets for 2018 has been adjusted to DKK 40,541 million for the calculation of the average net operating assets for 2019.

Financial resources
Financial resources at the end of the year is defined as the sum of cash and cash equivalents at the end of the year, undrawn committed credit facilities less bank overdrafts classified as liabilities arising from financing activities (part of borrowings).

Management believes that Financial resources is an important measure of the Group’s financial strength from an investor’s perspective, capturing the robustness of the Group’s financial position and its financial preparedness for unforeseen developments.

Reconciliation of financial resources		2019	2018	2017
DKK million
	Financial resources	26,394	26,697	25,348
—	Marketable securities	—	—	—
—	Undrawn committed credit facilities	(11,578)	(11,574)	(8,190)
—	Borrowings (bank overdrafts)	595	506	—
=	Cash and cash equivalents at the end of the year (as reported in the Annual report)	15,411	15,629	17,158

Novo Nordisk Form 20-F 2019

ITEM 18 FINANCIAL STATEMENTS

Sales growth in constant exchange rates
Sales growth in constant exchange rates is defined as sales for the period measured at the average exchange rates for the same period prior year compared with Net sales for the same period prior year. The effect of changes in exchange rate is excluded. Price adjustments within hyperinflation countries as defined in IAS 29 ‘Financial reporting in hyperinflation economies’ are excluded from the calculation to avoid artificial growth in constant exchange rates.

Management believes that the sales growth in constant exchange rates is relevant information for investors in order to understand the underlying development in sales by adjusting for the impact of currency fluctuations.

Sales in constant exchange rates		2019	2018	2017
DKK million
	Net sales	122,021	111,831	111,696
+	Effect of exchange rate	(3,923)	5,043	2,609
=	Sales in constant exchange rates	118,098	116,874	114,305
	Net sales previous year	111,831	111,696	111,780
	% increase/(decrease) in sales in constant exchange rates	5.6%	4.6%	2.3%
	% increase/(decrease) in sales in reported currencies	9.1%	0.1%	(0.1%)

Operating profit growth in constant exchange rates
Operating profit growth in constant exchange rates is defined as operating profit for the period measured at the average exchange rates for the same period prior year compared with Operating profit for the same period prior year. The effect of changes in exchange rates is excluded. Price adjustments within hyperinflation countries as defined in IAS 29 ‘Financial reporting in hyperinflation economies’ are excluded from the calculation to avoid artificially inflating growth in constant exchange rates.

Management believes that the operating profit growth in constant exchange rates is relevant information for investors in order to understand the underlying development in operating profit by adjusting for the impact of currency fluctuations.

Operating profit in constant exchange rates		2019	2018	2017
DKK million
	Operating profit	52,483	47,248	48,967
+	Effect of exchange rate	(2,607)	3,098	1,770
=	Operating profit in constant exchange rates	49,876	50,346	50,737
	Operating profit previous year	47,248	48,967	48,432
	% increase/(decrease) in operating profit in constant exchange rates	5.6%	2.8%	4.8%
	% increase/(decrease) in operating profit in reported currencies	11.1%	(3.5%)	1.1%

Novo Nordisk Form 20-F 2019

ITEM 19 EXHIBITS
ITEM 19    EXHIBITS

A. ANNUAL REPORT
The following pages from our Annual Report 2019, furnished to the SEC on Form 6-K, dated February 5, 2020, are incorporated by reference into this Form 20-F. The content of websites, scientific articles and other sources referenced on these pages are not incorporated by reference into this Form 20-F.

Page(s) in the Annual Report
Management Discussion and Analysis
Introducing Novo Nordisk	1-7
Our business	8-28
Pipeline overview	14-15
2019 performance and 2020 outlook	20-28
Managing risk to protect value	29-31
Shares and capital structure	32-33
Corporate governance	34-37
Board of Directors	38-39
Executive Management	40

Consolidated Financial Statements
Consolidated Income statement and Statement of comprehensive income for the years ended 31 December 2019, 2018 and 2017	42
Consolidated Cash flow statement for the years ended 31 December 2019, 2018 and 2017	43
Consolidated Balance sheet as of 31 December 2019 and 2018	44
Consolidated Equity statement at 31 December 2019, 2018 and 2017	45
Notes sections in the Consolidated financial statements	46-75
Companies in the Novo Nordisk Group	75

Novo Nordisk Form 20-F 2019

ITEM 19 EXHIBITS

B. EXHIBITS
List of exhibits:

Exhibit No.	Description	Method of filing

1.1	Articles of Association of Novo Nordisk A/S	Incorporated by reference to the Registrant’s Report furnished to the SEC on Form 6-K on April 25, 2019.

2.1	Description of the rights of each class of securities registered under Section 12 of the Securities	Filed together with this Form 20-F

8.1	Companies in the Novo Nordisk Group	Incorporated by reference to page 75 of our Annual Report 2019 filed on Form 6-K dated February 5, 2020.

12.1	Certification of Lars Fruergaard Jørgensen, President and Chief Executive Officer of Novo Nordisk, pursuant to Section 302 of the Sarbanes–Oxley Act of 2002.	Filed together with this Form 20-F 2019

12.2	Certification of Karsten Munk Knudsen, Executive Vice President and Chief Financial Officer of Novo Nordisk, pursuant to Section 302 of the Sarbanes–Oxley Act of 2002.	Filed together with this Form 20-F 2019

13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes–Oxley Act of 2002.	Filed together with this Form 20-F 2019

15.1	Extracts from Registrant's Annual Report for the fiscal year ended December 31, 2019	Incorporated by reference to the portions of Registrant’s Report furnished to the SEC on Form 6-K on February 5, 2020 identified in Item 19.a of this Form 20-F.

15.2	Extracts from Registrant's Annual Report for the fiscal year ended December 31, 2018	Incorporated by reference to the portions of the Registrant’s Report furnished to the SEC on Form 6-K on February 4, 2019 identified in Item 19.a of the Form 20-F filed on February 4, 2019.

15.3	Consent of independent registered public accounting firm.	Filed together with this Form 20-F 2019

EX-101.INS	XBRL Instance Document	Incorporated by reference to the Registrant’s Report furnished to the SEC on Form 6-K on February 5, 2020.

EX-101.SCH	XBRL Taxonomy Extension Schema Document	Incorporated by reference to the Registrant’s Report furnished to the SEC on Form 6-K on February 5, 2020.

EX-101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document	Incorporated by reference to the Registrant’s Report furnished to the SEC on Form 6-K on February 5, 2020.

EX-101.DEF	XBRL Taxonomy Extension Definition Linkbase Document	Incorporated by reference to the Registrant’s Report furnished to the SEC on Form 6-K on February 5, 2020.

EX-101.LAB	XBRL Taxonomy Extension Labels Linkbase Document	Incorporated by reference to the Registrant’s Report furnished to the SEC on Form 6-K on February 5, 2020.

EX-101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document	Incorporated by reference to the Registrant’s Report furnished to the SEC on Form 6-K on February 5, 2020.

Novo Nordisk Form 20-F 2019

Report of Independent Registered Public Accounting Firm
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Novo Nordisk A/S

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Novo Nordisk A/S and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated income statement, statement of comprehensive income, equity statement and cash flow statement for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the Report of Novo Nordisk Management on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Novo Nordisk Form 20-F 2019

Report of Independent Registered Public Accounting Firm

Sales rebates and discounts in the US business
As described in Notes 2.1 and 3.7 to the consolidated financial statements, sales to various customers in the US can fall under certain commercial and government mandated contracts and reimbursement arrangements, of which the most significant are Managed Care, Medicare, Medicaid and charge-backs to wholesalers. These arrangements gave rise to obligations to provide customers with sales rebates, discounts and allowances which are estimated and provided for when the related sales are recorded and recognised as deductions in sales. The provision for sales rebates and discounts amounted to DKK 30,878 million as of December 31, 2019, of which a significant portion relates to the US business. The estimates of unsettled sales rebate and discount obligations required significant judgement by management, as not all conditions are known at the time of sale. Significant rebates and discounts estimated by management are based on sales volume forecasts, historical experience and specific terms in the individual agreements.

The principal considerations for our determination that performing procedures relating to sales rebates and discounts in the US business is a critical audit matter are there was significant judgement by management due to significant measurement uncertainty in developing these provisions, as the provisions are based on assumptions using sales volume forecasts, historical experience and specific terms in the individual agreements. This in turn led to significant auditor judgement, effort and subjectivity, in applying procedures relating to these assumptions.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to provision for the US Managed Care, Medicare, and Medicaid rebate programs, including controls over the assumptions used to estimate these rebates. These procedures also included, among others, (i) developing an independent estimate of the rebates by utilising third-party information on price and market conditions in the US, the terms of the specific rebate programs, and the historical trend of actual rebate claims paid; (ii) comparing the independent estimate to management’s estimates; and (iii) testing rebate claims processed by the Company, including evaluating those claims for consistency with the contractual and mandated terms of the Company’s rebate arrangements.

Provision for legal disputes and contingent liabilities
As described in Note 3.7 to the consolidated financial statements, the provisions for legal disputes are recognised where a legal or constructive obligation has been incurred as a result of past events and it is probable that there will be an outflow of resources that can be reliably estimated. The Company arrives at an estimate based on an evaluation of the most likely outcome and disputes for which no reliable estimate can be made are disclosed as contingent liabilities. The provision for legal disputes recognised in the consolidated financial statements amounted to DKK 2,375 million.

The principal considerations for our determination that performing procedures relating to litigations is a critical audit matter are there was significant judgement by management to estimate the provision for legal disputes by assessing the likelihood of loss being incurred and determining whether a reliable estimate of the loss can be made. Significant judgement is also required by management for disputes for which no reliable estimate can be made which are disclosed as contingent liabilities. This in turn led to significant auditor judgement and subjectivity in evaluating management’s assessment of the loss contingencies associated with legal disputes.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s evaluation of litigation claims, including controls over determining whether a loss is probable and whether the amount of loss can be reliably estimated, as well as financial statements disclosures. These procedures also included, among others, the discussion of the status of significant known actual and potential litigation with internal legal counsel and obtaining and evaluating confirmations from external legal counsel, evaluating the reasonableness of management’s assessment regarding whether an unfavorable outcome is probable and reliably estimable, and evaluating the sufficiency of the Company’s litigation contingency disclosures.

/s/ PricewaterhouseCoopers
Statsautoriseret Revisionspartnerselskab
Hellerup, Denmark
February 5, 2020

We have served as the Company’s auditor since 1982.

Novo Nordisk Form 20-F 2019

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
Dated: February 5, 2020

Novo Nordisk Form 20-F 2019