Form 20-F
period 2020-12-31
NOVO NORDISK A S
filed 2021-02-03
CIK 353278

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
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
Tel: +45 4444 8888
E-mail: kmkn@novonordisk.com
Novo Allé, DK-2880 Bagsværd, Denmark
(Name, Telephone, E-mail and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of each class:	Trading Symbol(s):	Name of each exchange on which registered:
B shares, nominal value DKK 0.20 each		New York Stock Exchange*
American Depositary Receipts, each representing one B Share	NVO	New York Stock Exchange
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

A shares, nominal value DKK 0.20 each:	537,436,000
B shares, nominal value DKK 0.20 each:	1,812,564,000
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
Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filling:
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

Novo Nordisk Form 20-F 2020

INTRODUCTION
INTRODUCTION
In this Form 20-F the terms ‘the Company’, ‘Novo Nordisk’ and ‘the Group’ refer to the parent company Novo Nordisk A/S together with its consolidated subsidiaries. The term ‘Novo Nordisk A/S’ is used when addressing issues specifically related to this legal entity.

Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, certain information for the 2020 Form 20-F of Novo Nordisk A/S set out herein is being incorporated by reference from the Company's statutory Annual Report 2020 and Annual Report 2019, including the consolidated financial statements of Novo Nordisk A/S (hereafter “Annual Report 2020” and “Annual Report 2019”, respectively) and the Company’s Remuneration Report 2020 (the “Remuneration Report”). Therefore, the information in this Form 20-F should be read in conjunction with our Annual Report 2020 and Annual Report 2019, which were furnished to the SEC on Form 6-K on February 3, 2021 and on February 5, 2020, respectively, and our Remuneration Report, which was furnished to the SEC on Form 6-K on February 3, 2021.

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

Words such as ‘believe’, ‘expect’, ‘may’, ‘will’, ‘plan’, ‘strategy’, ‘prospect’, ‘foresee’, ‘estimate’, ‘project’, ‘anticipate’, ‘can’, ‘intend’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance identify forward-looking statements. Examples of such forward-looking statements include, but are not limited to:
•statements of targets, plans, objectives or goals for future operations, including those related to Novo Nordisk’s products, product research, product development, product introductions and product approvals as well as cooperation in relation thereto,
•statements containing projections of or targets for revenues, costs, income (or loss), earnings per share, capital expenditures, dividends, capital structure, net financials and other financial measures,
•statements regarding future economic performance, future actions and outcome of contingencies such as legal proceedings, and
•statements regarding the assumptions underlying or relating to such statements.

With reference to our Annual Report 2020 and Annual Report 2019, examples of forward-looking statements can be found under the headings 'Strategic aspirations' in our Annual Report 2020 and ‘2019 performance and 2020 outlook’ in our Annual Report 2019, and elsewhere.

These statements are based on current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. Novo Nordisk cautions that a number of important factors, including those described in our Annual Report 2020 and Annual Report 2019, could cause actual results to differ materially from those contemplated in any forward-looking statements.

Factors that may affect future results include, but are not limited to, global as well as local political and economic conditions, including interest rate and currency exchange rate fluctuations, delay or failure of projects related to research and/or development, unplanned loss of patents, interruptions of supplies and production, product recalls, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk’s products, introduction of competing products, reliance on information technology, Novo Nordisk’s ability to successfully market current and new products, exposure to product liability and legal proceedings and investigations, changes in governmental laws and related interpretation thereof, including on reimbursement, intellectual property protection and regulatory controls on testing, approval, manufacturing and marketing, perceived or actual failure to adhere to ethical marketing practices, investments in and divestitures of domestic and foreign companies, unexpected growth in costs and expenses, failure to recruit and retain the right employees, failure to maintain a culture of compliance and epidemics, pandemics or other public health crises.

For an overview of some, but not all, of the risks that could adversely affect Novo Nordisk's results or the accuracy of forward-looking statements in this document, reference is made to the overview of risk factors in ‘Risk management’ on pages 34-35 of our Annual Report 2020.

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

Novo Nordisk Form 20-F 2020

ITEM 1 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
PART I

ITEM 1        IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
Not applicable.

ITEM 2        OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.

ITEM 3        KEY INFORMATION
A. SELECTED FINANCIAL DATA

Selected financial data
IFRS figures in DKK millions, except share and American Depositary Receipts (‘ADR’) data	2016	2017	2018	2019	2020
Balance sheet data
Capital stock	510	500	490	480	470
Treasury stock	(9)	(11)	(11)	(10)	(8)
Dividends per share/ADR in USD*	1.08	1.26	1.25	1.25	1.50
*) Total dividend for the financial year 2020 including proposed final dividend of DKK 5.85 per share and interim dividend paid in August 2020 of DKK 3.25 per share. For USD translation the exchange rate at December 30, 2020 from Danmarks Nationalbank (The Central Bank of Denmark) is used (USD 1 = DKK 6.06)

Reference is made to the ‘Performance highlights’ on pages 9-10 and to ‘Consolidated financial statements 2020’, pages 47-77 in our Annual Report 2020 for further data.

B. CAPITALIZATION AND INDEBTEDNESS
Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS
Not applicable.

D. RISK FACTORS
For information on risk factors, reference is made to our Annual Report 2020 ‘Risk management’ on pages 34-35. Outlined in greater details below, we are subject to cybersecurity risks, to the risks associated with the United Kingdom’s exit from the European Union and to the risk of epidemics, pandemics or other public health crises.

The potential risk on our business as a result of cybersecurity breaches
We rely on our IT systems to protect our intellectual property, business confidential information, and personal data. Therefore, disruption as a result of cybersecurity breaches could negatively impact the Company’s business and operations or financial results.

IT systems act as a backbone for the Company. They support processes in research & development, manufacturing, sales and supply, and business administration. As we are a global company, the size and complexity of our IT systems are significant, and our IT infrastructure and networks are spread across the geographic regions in which we operate. The dedicated cybersecurity teams who operate our global IT security infrastructure may be unable to respond sufficiently to the threats facing us or may fail to prevent service interruptions or security breaches resulting from attacks by malicious third parties. Many of these cyber threats have the potential to cause significant downtime of critical IT systems or the unintended disclosure of confidential information and personal data. Although we have not previously experienced material losses as a result of such incidents, we cannot guarantee that we will be able to prevent similar incidents from recurring or adversely affecting our business in the future.

We are subject to data privacy regulation in the EU (including the General Data Protection Regulation) and to privacy laws in many other jurisdictions where we do business that impose obligations and restrictions on the collection and use of personal data. In the ordinary course of the Company’s business, it collects and stores sensitive data, including personal data of customers, employees and other third parties.

Many third party vendors provide support services in relation to our business processes and require access to sensitive information in the course of their work. Such vendors could themselves be susceptible to cybersecurity or personal data breaches. Any unauthorized

Novo Nordisk Form 20-F 2020

ITEM 3 KEY INFORMATION

access, disclosure, or other loss of personal data could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and significant regulatory penalties, disrupt the Company’s operations and damage the Company’s reputation.

The extent of the impact on our business as a result of the United Kingdom’s decision to end its membership in the European Union remains uncertain
The United Kingdom (the “UK”) withdrew from the European Union (the “EU”) on January 31, 2020 (“Brexit”) and entered a transitional period, with the UK remaining in both the EU customs union and single market. The transition period ended on December 31, 2020 following the successful negotiation of a Free Trade Agreement (FTA) between the UK and the EU. The FTA reduces the potential impact of Brexit on Novo Nordisk; however, uncertainty remains regarding areas such as supply chain management, pharmaceutical regulations and licensing requirements. Specifically, a Mutual Recognition Agreement (MRA) on medicines, which would prevent the need for the retesting of medicines imported from the EU to the UK, has yet to be agreed. In addition, the Northern Ireland (NI) Protocol which formed part of the UK/EU Withdrawal Agreement came into force on January 1, 2021; however, it is subject to further negotiations and amendments. Furthermore, patient uncertainty over the future supply of medicines and additional checks at the border that could lead to delays may pressure inventory levels. Novo Nordisk has incurred cost building significant stock in UK warehouses and developing contingency plans for alternative transportation routes, including airfreight bookings, in the event of border delays. Until the trade negotiations are finalized, however, it is difficult to assess the overall effect that Brexit will have on our operations and hence the expected costs to be incurred and the ultimate impact of Brexit on our business and financial results remains uncertain.

Our financial and operating performance may be adversely affected by epidemics, pandemics or other public health crises
In March 2020, the World Health Organization declared the COVID-19 outbreak a pandemic. The COVID-19 virus has spread from China to many other countries including the United States, Denmark and other EU countries, with the number of reported cases and related deaths still increasing in many countries. Many governments have imposed stringent restrictions to seek to mitigate, or slow down, the spread of COVID-19, including restrictions on international and local travel, public gatherings and participation in business meetings, as well as closures of workplaces, schools, and other sites, and are requesting “social distancing”. The duration of such measures is highly uncertain, but could be prolonged, and stricter measures may be put in place (or, re-imposed, where previously lifted). The COVID-19 pandemic has resulted and is expected to continue to result in a significant deterioration in economic conditions globally, including reduced productivity, increased unemployment levels, inflationary pressures, increased tax rates and/or disruptions to credit and capital markets.

COVID-19 and other epidemics, pandemics or public health crises pose risks to employee health and safety, and we may experience reduced sales due to fewer patient visits to doctors, less healthcare spending on chronic diseases as resources are diverted to epidemiology management, a slowdown or temporary suspension in production and disruptions in our supply chain, and may be otherwise adversely affected by the impact on international trade and business activities. Any of the factors above could have a material adverse effect on our business, financial condition, rating and results of operations. The magnitude of the impact of the COVID-19 pandemic on the company will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak and counter-measures, among others.

In addition to the risks identified above, we may be subject to other material risks that as of the date of this report are not currently known to us or that we deem less material at this point in time.

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

Novo Nordisk Form 20-F 2020

ITEM 4 INFORMATION ON THE COMPANY

Legal name:	Novo Nordisk A/S
Commercial name:	Novo Nordisk
Date of incorporation:	28 November 1931
Legal form of the Company:	A Danish public limited liability company
Legislation under which the Company operates:	Danish law
Country of incorporation:	Denmark

Reference is made to ‘Additional information', on page 93 in our Annual Report 2020 for information on domicile.

Important events in 2020
Reference is made to ‘Introducing Novo Nordisk’, pages 3-10 and ‘2020 performance and 2021 outlook’, pages 29-33 in our Annual Report 2020 for a description of important events in 2020.

Capital expenditure in 2020, 2019 and 2018
For capital expenditure in 2020, 2019 and 2018 reference is made to the section entitled ‘Cash flow and capital expenditure’ on page 31 in our Annual Report 2020. No significant divestments took place in the period from 2018–2020.

For capital expenditures expected in 2021, reference is made to page 32 in the subsection ‘2021 Outlook’ in our Annual Report 2020. Such expenditures are expected to be financed with cash flow from operating activities.

Public takeover offers in respect of the Company’s shares
No such offers occurred during 2020 or 2021 to date.

B. BUSINESS OVERVIEW
Novo Nordisk is a global healthcare company and a world leader in Diabetes care. The Company has one of the broadest diabetes product portfolios in the industry, including new generation insulin, a full portfolio of modern insulin and human insulin as well as a portfolio of GLP-1 receptor agonists administered both via subcutaneous injection and as a tablet. In addition, Novo Nordisk also has a leading position within hemophilia and growth hormone therapy, and Novo Nordisk’s first product to treat obesity, Saxenda®, was launched in the United States in April 2015 and has now been launched in an additional 54 countries. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. Headquartered in Denmark, Novo Nordisk employs approximately 45,000 employees in 80 countries and markets its products in approximately 170 countries.

Reference is made to the sections 'Novo Nordisk at a glance' and ‘Strategic aspirations’ on pages 7-28 in our Annual Report 2020.

Segment information
Novo Nordisk is engaged in the discovery, development, manufacturing and marketing of pharmaceutical products and has two business segments: (i) Diabetes and Obesity care and (ii) Biopharm. Reference is made to Note 2.2 ‘Segment information’ in our Annual Report 2020.

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

Market and competition
Novo Nordisk’s insulin and other pharmaceutical products are marketed and distributed through subsidiaries, distributors and independent agents each responsible for specific geographical areas. As of April 1, 2020, the Company’s financial reporting has been divided into: EMEA (covering Europe, the Middle East and Africa), Region China (covering Mainland China, Hong Kong and Taiwan), Rest of World (covering all other countries except for North America) and North America (covering the United States and Canada). For 2020, the Company's most important markets in terms of sales were the United States, China, Japan, the major European countries and Canada.

Novo Nordisk Form 20-F 2020

ITEM 4 INFORMATION ON THE COMPANY
Market conditions within the pharmaceutical industry continue to change, including efforts by both private and governmental entities to reduce or control costs generally and in specific therapeutic areas. Most of the countries in which Novo Nordisk sells insulin subsidize or control pricing and in most markets insulin and GLP-1 products are prescription drugs.

In recent years, there has been a general trend in the United States of payers managing the cost of diabetes care to exert pressure on the price of Novo Nordisk’s and competitors' products. In spite of this external pressure, Novo Nordisk has maintained a leading position in the overall diabetes care market through the quality and innovation-driven value of the Company’s diabetes care products. In the United States, pharmacy benefit managers and managed care organizations have continued to leverage their increasing size and control to demand higher rebates which has impacted the net realised prices. Furthermore, competition has intensified and contributed to a downward pressure on manufactures' net prices.

Due to the increasing number of people with diabetes, the global pharmaceutical market for treatment of diabetes continues to grow. Several of the major international pharmaceutical companies have entered the diabetes market, specifically in the area of oral products for the treatment of type 2 diabetes. In the global insulin market, Novo Nordisk, Eli Lilly and Sanofi are the most significant companies measured by market share.

Tresiba®, the Company's latest generation of basal insulin, was launched broadly in the United States in January 2016 and maintains wide commercial and Medicare Part D formulary coverage. In 2018, Tresiba® obtained approval to update its labelling in the United States to include data from the DEVOTE study which showed a 40% reduction in the risk of severe hypoglycaemia vs. glargine U100. In countries outside the United States, Tresiba® has shown solid penetration in markets with reimbursement at a similar level to insulin glargine U100, whereas penetration remains modest in markets with restricted market access. In September 2017, Novo Nordisk obtained the approval of Tresiba® in China and the product was launched in China, without reimbursement and with limited market access, however, it was added to the country’s National Reimbursement Drug List (NRDL) in 2019 with effect from January 2020. Tresiba® is commercially available in 91 countries.

Xultophy® (IDegLira), a once-daily single-injection combination of insulin degludec (Tresiba®) and liraglutide (Victoza®), is commercially available in 42 countries, including the United States. Xultophy® has delivered strong growth in markets with a preference for fixed-dose combination products.

Ryzodeg®, a soluble formulation of insulin degludec and insulin aspart, is commercially available in 37 countries. In markets where the premix insulin segment is preferred, the uptake of Ryzodeg® has been solid.

The novel mealtime insulin Fiasp®, fast-acting insulin aspart, received marketing authorization from the European Commission and approval in the United States in 2017. Globally, Fiasp® is commercially available in 41 countries.

Moreover, the use of glucagon-like peptide-1 (GLP-1) as a treatment option for people with Type 2 diabetes has continued to increase resulting in significant growth of the GLP-1 market. Novo Nordisk, Eli Lilly and Astra Zeneca are the most significant companies in the global GLP-1 market measured by market share. Novo Nordisk is the global market leader in the GLP-1 segment with a 50% volume market share as at December 31, 2020 (Source: IQVIA, November 2020 data MAT).

In February 2018, Novo Nordisk launched the once-weekly GLP-1 product, Ozempic®, for the treatment of adults with Type 2 diabetes in the United States and Canada. Ozempic® has also been marketed in 50 countries in International Operations, predominantly in Europe and Latin America. Ozempic® has achieved a 34% NBRx (New-to-Brand Prescriptions) market share in the United States as at December 31, 2020, and global sales in 2020 of DKK 21.2 billion.

In September 2019, the FDA approved Rybelsus®, the first and only GLP-1 analog in a tablet for the treatment of adults with Type 2 diabetes in the United States. Novo Nordisk launched Rybelsus® broadly in the United States in 2020. In April 2020, the European Commission approved Rybelsus® for the treatment of adults with insufficiently-controlled type 2 diabetes to improve glycemic control as an adjunct to diet and exercise. In June 2020, the Japanese Ministry of Health, Labour and Welfare approved Rybelsus® for the treatment of adults with type 2 diabetes. Rybelsus is currently commercially available in 9 countries including the United States and Canada.

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

Novo Nordisk Form 20-F 2020

ITEM 4 INFORMATION ON THE COMPANY
For patent information on all Novo Nordisk’s marketed products, reference is made to the section ‘Product overview' on page 93 in our Annual Report 2020.

In addition to the compound patents discussed in 'Patent status for marketed products' on page 25 in our Annual Report 2020, the patent protection of our key products within each business segment is considered in the following section. For key products with recent patent expiration or with patent expiration occurring within the coming years, geographical sales splits are provided and factors that may influence the potential impact of competitive product launches are discussed.

Sales of key products with recent or upcoming patent expiration:

	Total sales in 2020 (in DKK million)	International Operations	Hereof			North America Operations	Hereof
Product			EMEA	Region China	Rest of World		USA

NovoLog®/NovoRapid®	16,928	59%	35%	12%	12%	41%	39%
NovoLog® Mix /NovoMix®	9,634	93%	27%	50%	16%	7%	7%
Victoza®	18,747	38%	23%	5%	10%	62%	60%
Saxenda®	5,608	38%	20%	—	18%	62%	58%
Patent situation of key Diabetes and Obesity care products
The total sales of NovoLog®/NovoRapid® were DKK 16,928 million in 2020 (DKK 18,060 million in 2019). The compound patent for NovoLog®/NovoRapid® has expired in all markets.

The total sales of NovoLog® Mix/NovoMix® were DKK 9,634 million in 2020 (DKK 9,585 million in 2019). The compound patent for NovoLog® Mix /NovoMix® has expired in all markets.

Today, biosimilar versions of insulin can be approved in the United States via the 351(k) pathway. In the EU, a biosimilar pathway and guidelines are available for insulins, and the guideline for biosimilar products issued in Japan is also relevant for insulin. A biosimilar to NovoRapid®/NovoLog® produced by a competitor was launched in 2020. Furthermore, biosimilars to Levemir®, Tresiba®, NovoRapid® and NovoMix® are being developed in China by local competitors.

The total sales of Victoza® were DKK 18,747 million in 2020 (DKK 21,934 million in 2019). Victoza® is protected by patents in the U.S., Japan and Europe. In Japan the drug compound patent expires in 2022; in the U.S. and Europe the drug compound patent expires in 2023. The drug compound patent has expired in China.

In February 2017, Teva Pharmaceutical Industries Ltd. filed an Abbreviated New Drug Application (ANDA) for liraglutide, the active pharmaceutical molecule in Victoza® for the treatment of type 2 diabetes, to the U.S. Food and Drug Administration. Following a settlement between Novo Nordisk and Teva announced in March 2019 and the subsequent approval of Victoza® for children and adolescents usage in the U.S., Teva is not expected to launch a generic version of Victoza® until June 2024. In August 2019 it was announced that Mylan had also filed an ANDA for liraglutide in the U.S., and in December 2019, Mylan filed a petition for Inter Partes Review against a formulation patent covering Victoza® until February 2026. In July 2020, Pfizer joined this Inter Parties Review. In April 2020 Sandoz provided notice that they had also filed an ANDA for liraglutide in the U.S.. Novo Nordisk will continue to defend its intellectual property associated with Victoza®.

The total sales of Saxenda® were DKK 5,608 million in 2020 (DKK 5,679 million in 2019). Liraglutide is protected by patents in the U.S. and Europe. In the U.S. and Europe the drug compound patent expires in 2023. The drug compound patent has expired in China and Japan.

Impact of regulation
As a pharmaceutical company, Novo Nordisk depends on government approvals related to production, development, marketing and reimbursement of its products. Important regulatory bodies include the U.S. Food and Drug Administration, the European Medicines Agency, Chinese Food and Drug Administration and the Japanese Ministry of Health, Labour and Welfare. Treatment guidelines from non-governmental organizations such as the European Association for the Study of Diabetes and the American Diabetes Association may also impact the Company.

Novo Nordisk Form 20-F 2020

ITEM 4 INFORMATION ON THE COMPANY
Disclosure pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012
Pursuant to Section 13(r) of the Securities Exchange Act of 1934, ("Section 13(r)"), Novo Nordisk is obliged to disclose if, during 2020, it or any of its affiliates have engaged in certain Iran-related activities or transactions with persons designated under Executive Order 13224 or Executive Order 13382 dealt with the Government of Iran (“GOI”). Novo Nordisk conducts limited business relating to pharmaceutical products and devices within the Diabetes care and Biopharm business segments in Iran, which is permitted under the U.S. sanctions against Iran. Set forth below is a description of the activities and transactions by Novo Nordisk’s subsidiaries that are required to be disclosed pursuant to Section 13(r). Novo Nordisk’s U.S. subsidiaries and U.S. person employees are not involved in any of Novo Nordisk’s activities in Iran. However, the United States maintains broad exceptions that permit the commercial sale and export of medicine and medical devices to Iran or the Government of Iran. Similar exceptions, like those encompassed in section 11 of Executive Order 13902, are also in place for the manufacturing of medicine and medical devices for use in Iran.

Novo Nordisk Pars (“NN Pars”), a wholly-owned subsidiary of Novo Nordisk A/S located in Iran, contracts with five companies that may be owned or controlled by the GOI to distribute its products. NN Pars also sponsors educational programs and congresses organized by GOI-controlled medical universities, and hosts and/or engages as scientific delegates or lecturers/speakers health care professionals employed by these medical universities at similar programs in Iran and other locations. Additionally, NN Pars makes donations to GOI-controlled public health organizations focusing on diabetes awareness and policy. NN Pars receives payments from, and makes payments to, Iranian banks (some of which may be GOI-owned or controlled) relating to the sales of pharmaceutical products and devices. NN Pars makes payments incidental to its ordinary business activities to Iranian government entities and entities that are or may be GOI-owned or controlled, such as taxes, customs fees, insurance, product registration fees and telecommunications services expenses.

In 2016, NN Pars purchased land from a GOI-owned or controlled holding company in order to construct a manufacturing facility in Iran. The facility opened and officially started production in August 2020, and will be used for assembly and packaging of insulin pens for use in Iran. .NN Pars purchases utility services from a GOI-owned or controlled entity.

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

NNE A/S is a party to a contract with an Iranian blood fractionation company that Novo Nordisk has learned may be GOI-owned or controlled for the provision of certain engineering services to the Iranian customer. There were no activities conducted under this contract in 2019 or 2020, but unpaid amounts remain due from the Iranian customer for services performed in prior years by NNE A/S’ affiliate. It is uncertain when NNE A/S will receive payment from the Iranian customer with respect to these unpaid amounts.

Novo Nordisk’s gross revenue related to transactions with GOI-owned or controlled entities in 2020 was not in excess of 1% of Group sales. Novo Nordisk does not allocate its net profit on a country-by-country or activity-by-activity basis, other than as set forth in Novo Nordisk’s consolidated financial statements prepared in accordance with IFRS as issued by the IASB; however, Novo Nordisk estimates that its net profit attributable to the transactions with the GOI discussed above would not exceed a de minimis percentage of the Group’s total net profit in 2020.

The purpose of Novo Nordisk’s Iran-related activities is to provide access to important and life-saving pharmaceutical products such as insulin and hemophilia products to patients in Iran, and to improve the healthcare of the Iranian people in accordance with Novo Nordisk’s access to care strategy. For that purpose, and because Novo Nordisk has determined that its activities comply with all applicable laws,Novo Nordisk intends to continue these activities (including local production of these products in Iran).

C. ORGANIZATIONAL STRUCTURE
For information regarding the organizational structure and securities exchange listings of Novo Nordisk A/S, the main shareholder Novo Holdings A/S and the Novo Nordisk Foundation and the ownership structure of Novo Nordisk A/S, reference is made to the sections ‘Shares and capital structure’ on pages 36-37 and ‘Corporate governance’ on pages 38-41 in our Annual Report 2020.

Companies in the Novo Nordisk Group are listed in the Company’s Annual Report 2020 on page 77, ‘Companies in the Novo Nordisk Group.’

D. PROPERTY, PLANT AND EQUIPMENT
The Company has its headquarters in Bagsværd, Denmark, where it occupies a number of buildings.

Novo Nordisk Form 20-F 2020

ITEM 4 INFORMATION ON THE COMPANY
The Company believes that its current production facilities, including facilities under construction and planned for construction, are sufficient to meet its capacity requirements, including the capacity for meeting growing demand in the future for the products NovoLog®/ NovoRapid®, NovoLog Mix®/ NovoMix®, Levemir®, Victoza®, Tresiba®, Ryzodeg®, Xultophy®, Fiasp®, Ozempic®, Saxenda®, Rybelsus®, Glucagen®, NovoSeven®, NovoEight®, Rebinyn®/ Refixia®, NovoThirteen®/ Tretten®, Norditropin®, Esperoct®, Sogroya® and devices. Reference is made to the sections ‘Capital expenditures in 2020, 2019 and 2018’ under Item 4 for more information about the current expansion programs. For the nature of the Company’s property, plant and equipment, as of December 31, 2020 and 2019, reference is made to Note 3.2 ‘Property, plant and equipment’ in our Annual Report 2020.

The major production facilities owned by the Company are located at a number of sites in Denmark, and internationally in the United States, France, China and Brazil. There are no material encumbrances on the properties; however, the facilities in Tianjin, China are constructed on land where the remaining term of the lease is 30 and 35 years.

Active pharmaceutical ingredient (API) production is located in Denmark, primarily in Kalundborg and with secondary locations in Hillerød and Gentofte, both in Denmark, as well as in New Hampshire, United States, although a new API production site in Clayton, North Carolina in the United States is being established.

The following table sets forth certain information regarding our major production sites.

MAJOR PRODUCTION FACILITIES	Size of production area (square meters)	Major Production Activities
Kalundborg, Denmark	166,500	Active pharmaceutical ingredients for diabetes and obesity as well as products for diabetes care
		Active pharmaceutical ingredients for hemophilia.
		Products for biopharm

Hillerød, Denmark	156,700	Durable devices and components for disposable devices
		Products for diabetes and obesity
		Active pharmaceutical ingredients for hemophilia

Bagsværd, Denmark	111,200	Products for diabetes and obesity

Gentofte, Denmark	70,800	Active pharmaceutical ingredients for glucagon and growth hormone therapy
		Products for growth hormone therapy, glucagon and hemophilia

Tianjin, China	67,200	Products for diabetes
		Production of durable devices

Montes Claros, Brazil	56,100	Products for diabetes
		Gel production for active pharmaceutical ingredients

Måløv, Denmark	54,800	Products for hormone replacement therapy
		Products for oral antidiabetes treatment
		Products for oral diabetes treatment

Clayton, North Carolina, United States	89,000	Products for diabetes and obesity

Chartres, France	47,700	Products for diabetes

New Hampshire, United States	14,800	Active pharmaceutical ingredients for hemophilia and growth hormone therapy

In January 2019, Novo Nordisk initiated the expansion of its production facility in Chartres, France for assembly and packaging of diabetes finished products. The facility is expected to be ready for use by the end of 2021. The production area of the facility is expected to be 9,250 square meters. The expected expenditure for this facility is approximately EUR 81 million. The expansion will be financed by cash flow from operating activities.

In August 2019, Novo Nordisk acquired an existing tablet facility in Durham, North Carolina, United States to strengthen the establishment of the Company’s local U.S. supply chain for Rybelsus® and other potential future oral products. The facility is expected to be operational during the second half of 2021. The expected amount of expenditures for this facility including acquisition value and rebuilding work is approximately USD 70 million. The facility will be financed by cash flow from operating activities.

In August 2020, Novo Nordisk announced plans to invest DKK 850 million in expanding its production facilities in Kalundborg, Denmark in 2020 and 2021. This new investment brings Novo Nordisk’s total investments in site Kalundborg to approximately DKK 1.5 billion in 2020. The expansion is expected to be financed by cash flow from operating activities.

Novo Nordisk Form 20-F 2020

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS
ITEM 4A    UNRESOLVED STAFF COMMENTS
None.

ITEM 5        OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Critical accounting estimates
Reference is made to Note 1.1 ‘Principal accounting policies and key accounting estimates’ in our Annual Report 2020.

New accounting pronouncements
Reference is made to Note 1.2 ‘Changes in accounting policies and disclosures’ in our Annual Report 2020.

A. OPERATING RESULTS
Reference is made to the section ‘Forward-looking statements’ on page 2 and the discussion under the caption ‘Risk factors’ under Item 3. Reference is further made to our Annual Report 2020 ‘Risk management’ on pages 34-35.

The financial condition of the Group and its development are described in our Annual Report 2020 and our Annual Report 2019. The information in this section is based on these reports and should be read in conjunction with the annual reports. The analysis and discussions included in the annual reports are primarily based on the consolidated financial statements which are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

2020 compared with 2019
The following portions of our Annual Report 2020 constitute the Board of Directors’ and Executive Management’s discussion and analysis of results of operations (incorporated herein by reference): ‘Introducing Novo Nordisk’ (pages 3-10) and ‘2020 performance and 2021 outlook’ (pages 29-33).

2019 compared with 2018
The following portions of our Annual Report 2019 constitute the Board of Directors’ and Executive Management’s discussion and analysis of results of operations (incorporated herein by reference): ‘Introducing Novo Nordisk’ (pages 1-7) and ‘2019 performance and 2020 outlook’ (pages 20-28).

Segment information
Reference is made to Note 2.2 ‘Segment information’ in our Annual Report 2020 for details on segmented results.

Inflation
Inflation for the three most recent fiscal years has not had a material impact on the Group’s Net sales or Net profit.

Foreign currencies
The majority of Novo Nordisk’s sales are in foreign currencies, mainly USD, EUR, CNY, JPY, GBP and CAD, while a significant proportion of production, research and development costs are carried in DKK. Consequently, Novo Nordisk has significant exposure to foreign exchange risks and engages in significant hedging activities where the most significant exposure and hedging are related to USD, CNY, JPY, GBP and CAD, while the EUR exchange rate risk is regarded as low due to the Danish fixed-rate policy towards EUR. Thus, Novo Nordisk does not hedge the EUR exchange rate risk. For further description of foreign currency exposure, reference is made to the disclosure in Note 4.3 ‘Financial risks’ in our Annual Report 2020 and for further description of foreign currency exposure and hedging activities, reference is made to the description of financial instruments in Note 4.4 ‘Derivative financial instruments’ in our Annual Report 2020.

Governmental policies
Please refer to pages 11-28 ‘Strategic aspirations’ in our Annual Report 2020 and Item 4 hereof.

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

Financial resources
Reference is made to page 48 ‘Cash flow statement’ and page 49 ‘Balance sheet’ in our Annual Report 2020. In addition, Novo Nordisk has obtained a credit rating from two independent external rating agencies.

Novo Nordisk Form 20-F 2020

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Novo Nordisk believes its financial resources are sufficient to meet its requirements for at least the next 12 months.

Cash flow in 2020, 2019 and 2018
Reference is made to page 48 ’Cash flow statement' in our Annual Report 2020.

The most significant source of cash flow from operating activities is sales of Diabetes and Obesity care and Biopharm products. Generally, other factors that affect operating earnings, such as pricing, volume, product mix, costs and exchange rates, also have an impact on realized cash flow from operating activities. Except as disclosed in note 4.5 'Cash and cash equivalents, financial reserves and free cash flow' in our Annual Report 2020, there are no material restrictions on the ability of subsidiaries with material cash amounts to transfer funds to the parent company, Novo Nordisk A/S.

Trade receivable program
Trade receivable program, as of December 31, 2020, 2019 and 2018, respectively, are shown in Note 4.2 ‘Financial risks’ in our Annual Report 2020.

Debt financing
Reference is made to page 49 ‘Balance sheet’ and to Note 4.4 ‘Borrowings’ in our Annual Report 2020 for information on Current debt.

Derivative financial instruments
Novo Nordisk only hedges commercial exposures and consequently does not enter into derivative transactions for trading or speculative purposes. Currency hedging is done with foreign exchange forwards and foreign exchange options. Reference is made to Note 4.2 ‘Financial risks’ and Note 4.3 ‘Derivative financial instruments’ in our Annual Report 2020 for further information on financial instruments including currency exposure.

Commitments for capital expenditure etc.
Contractual obligations for capital expenditure and other contingent liabilities as of December 31, 2020 and 2019, respectively, are shown in Note 5.2 ‘Commitments’ in our Annual Report 2020.

The Executive Management of the Group believes that the obligations are covered by the Group’s financial resources as well as expected future cash flows from operating activities.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
The primary focus of Novo Nordisk’s research and development is on therapeutic proteins within diabetes, obesity, hemophilia, growth disorders and other serious chronic diseases such as NASH (non-alcoholic steatohepatitis), atherosclerosis cardiovascular diseases, chronic kidney disease and Alzheimers.

Reference is made to Note 2.3 ‘Research and development costs’ in our Annual Report 2020 for research and development costs in 2020, 2019 and 2018, respectively. Novo Nordisk’s research and development organization comprised approximately 8,000 employees as of December 31, 2020.

Research costs comprise the very early stages of the drug development cycle from the initial drug discovery until the drug is ready for administration to humans. The activities initially focus on identifying a single drug candidate with a profile that will support a decision to initiate development activities. Before selection of the final drug candidate, it is tested in animals to gather efficacy, toxicity and pharmacokinetic information. Development costs are incurred from the start of phase 1, when the drug is administered to humans for the first time; these are the projects captured in the ’Pipeline overview’ (unaudited) (page 24 of the Annual Report 2020). The final product is developed, and subsequent clinical trials (phases 2 and 3) are conducted to further test the drug in humans, using the results from these trials to attempt to obtain marketing authorization, permitting Novo Nordisk to market and sell the developed products. Historically Novo Nordisk has spent approximately 70-80% of total research and development expenditures on clinical development activities, and approximately 20-30% on research activities. The split between research and development will fluctuate in individual years depending on the composition of the clinical development portfolio.

In general, Novo Nordisk expects that growth in research and development spending will follow a trend in line with or slightly above sales growth indicating that the research and development cost to sales ratio is expected to be broadly unchanged to slightly increasing in the foreseeable future. Thus, Novo Nordisk currently expects to continue an expenditure level of around 12-13% of sales in research and development activities going forward. Development costs in 2020 were driven by significant investments late-stage trials with oral semaglutide in diabetes care, semaglutide in obesity as well as investments in CV outcome trials. In addition, Novo Nordisk initiated the phase 3 clinical development of icodec, a once-weekly long-acting insulin for the treatment of diabetes, in the last quarter of 2020.

Novo Nordisk Form 20-F 2020

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following Novo Nordisk compounds are currently in phase 3 development or have recently been filed for regulatory approval:

COMPOUND / BRAND NAME / INDICATION	Year entered into phase 3 or filed with the regulatory authorities	Patent expiration
Somapacitan (NN8640) Once-weekly human growth hormone / Growth disorder	Adult GHD has been approved in the US and Japan and received positive opinion in the EU. The GHD in children trial initiated in 2019 and is still on-going.	2034[1]

Semaglutide 2.4 mg obesity (NN9536) / Obesity	Phase 3 completed in 2020 and submitted for regulatory review in 2020	2031[2]

Semaglutide 2.0 mg diabetes (NN9535) / Diabetes	Phase 3 completed in 2020 and submitted for regulatory review in 2020 in the EU and 2021 in the U.S.	2031[2]

Semaglutide (oral) 25 mg and 50 mg diabetes (NN9924) / Diabetes	Phase 3 initiated in 2021	2031[2]

Concizumab (NN7415) / Haemophilia A and B with or without inhibitors	Phase 3 initiated in 2019	2033[3]

Insulin Icodec (NN1436) / Once-weekly basal insulin analogue	Phase 3 initiated in 2020	2036[4]
1 Current estimate United States. Key EU markets estimate 2035, Japan expiry 2036
2 Current estimate United States. excluding paediatric extension
3 Current estimate United States. Key EU markets estimate 2034, Japan expiry 2034
4. Current estimate United States. Key EU markets and Japan estimate 2034

During 2020 Novo Nordisk has not discontinued any development projects in phase 3. In determining whether or not any project or group of related projects is significant, we consider the following qualitative and quantitative criteria:

•Assessment of the unmet medical need targeted with the specific project;
•The inherent project risk including the risk of safety issues, unsatisfactory tolerability profile, limitations on the efficacy of the compound;
•Timeline for completing the clinical testing and submitting an application for approval to regulatory authorities;
•Regulatory authorities’ position towards approval and drug label;
•Changes in competitive landscape during the development and approval cycle including competing drugs being developed by others;
•Changes in medical practice during the development period;
•Position of payers, the medical society and patients towards treatment with drug and price of drug;
•Expected uptake in market following launch; and
•Expected net present value of the project.

In assessing the criteria listed above, we refer to ‘Risk management’ on pages 34-35 in the Annual Report 2020. It is important to note that due to the risks and uncertainties involved in progressing through pre-clinical development and clinical trials, and the time and cost involved in obtaining regulatory approvals, we cannot reasonably estimate the nature, timing, completion dates and costs of the efforts necessary to complete the development. The nature of Novo Nordisk’s development activities is such that a compound must first be proven to work by means of multiple clinical trials, which may require treatment of thousands of patients and could take years to complete. Even if initial results of preclinical studies or clinical trial results are promising, the Company may obtain different results that fail to show the desired levels of safety and efficacy, or Novo Nordisk may not obtain applicable regulatory approval for a variety of other reasons. The compound must be accepted by either the FDA, the European Medicines Agency or similar agencies around the world, each of which may have differing requirements. During each stage, there is a substantial risk that Novo Nordisk will encounter serious obstacles which will further delay us, or that the Company will not achieve its goals and, accordingly, may abandon a product in which it has invested substantial resources. Furthermore, the commercial potential of a project is dependent on the label granted by the regulatory authority upon approval. The label specifies for which indications a product can be used, major and minor safety concerns associated with drug treatment as well as if the drug can be combined with other types of medication. Thus a label can restrict usage substantially. Reference is made to the caption ‘Risk factors’ contained under Item 3 hereof.

Given the uncertainties related to the process of product development, during the periods presented in our 2020 Form 20-F no single project in product development was significant based on the qualitative and quantitative criteria. However, during the periods presented two groups of projects were considered significant; the Diabetes and Obesity care group and the Biopharm group.

Information related to selected research and development projects can be found under ‘Research and development’ on page 23 in our Annual Report 2020.

Novo Nordisk Form 20-F 2020

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS
D. TREND INFORMATION
The key drivers behind Novo Nordisk’s performance continue to be the changes in demographics globally reflecting a continuous growth in the proportion of people who live in cities (urbanization), an increasing proportion of elderly people and a growing problem of obesity. These trends have contributed to the significant increase in the number of people with diabetes worldwide. According to the International Diabetes Federation, the number of people with diabetes is projected to increase from 463 million today to 700 million in 2045. Diabetes and Obesity care is Novo Nordisk’s largest segment comprising more than 84% of sales. The epidemic growth in the number of people with diabetes, continuing transition from older to newer insulin generations, increasing use of GLP-1, new delivery devices and market share gains are all driving Novo Nordisk’s growth within the Diabetes and Obesity care segment. Further, the roll-out of a number of new products within Diabetes and Obesity care (Ozempic®, Rybelsus®, Tresiba®, Ryzodeg®, Xultophy®, Fiasp® and Saxenda®) are expected sales growth drivers.

In the United States, significant sales rebates are paid in connection with public healthcare insurance programs, such as Medicare and Medicaid, as well as rebates to pharmacy benefit managers (PBMs) and managed care organizations. Key customers in the United States include private payers, PBMs and government payers. Increasingly, PBMs and managed care organizations play a key role in negotiating price concessions with drug manufacturers on behalf of payers for both the commercial and government channels and determining the list of drugs covered in the health plan’s formulary. Specifically, there are four primary drivers:

•Competitive pressure from other manufacturers' diabetes products
•Payer pressure to reduce the overall drug costs has resulted in continued focus on negotiating higher rebates from drug manufacturers. Private payers remain keen to adopt narrow formularies that exclude certain drugs, while securing increased rebates from the preferred brands.
•Industry consolidation among payers has over time led to increasing pricing pressure for pharmaceutical companies.
•Recent changes to the U.S. regulatory pathway for insulin to achieve the status of interchangeability.

In 2020, payers continued to leverage their size and control to demand higher rebates, particularly in the basal insulin segment. As a result, average prices after rebates for the Novo Nordisk portfolio in 2020 in the United States declined. In addition, legislative changes to Medicare Part D resulted in further lower realized prices.

For 2021, average prices after rebates are expected to decline further compared with 2020 prices, predominantly driven by the insulin class. Importantly, market access for Novo Nordisk’s products is expected to remain at a level similar to that experienced in 2020. In addition, Novo Nordisk expanded its insulin affordability offerings from January 2020 in the U.S. to help people with diabetes who need alternative solutions as well as offering free insulin for up to three months to people who have lost their job and thereby health insurance due to COVID-19.

For further information on trends, reference is made to the section ‘2020 performance and 2021 outlook’ on pages 29-33 in our Annual Report 2020. Information about expectations for the financial year 2021 can be found on pages 32-33 in the subsection ‘Outlook 2021’.

E. OFF-BALANCE SHEET ARRANGEMENTS
Reference is made to Note 4.2 ‘Financial risks’ and Note 5.2 ‘Commitments’ in our Annual Report 2020.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
Reference is made to Note 5.2 ‘Commitments’ in our Annual Report 2020.

ITEM 6        DIRECTORS, EXECUTIVE MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND EXECUTIVE MANAGEMENT
Reference is made to pages 42-44 in our Annual Report 2020 for name, position and period of service as director for the members of the Board of Directors.

Reference is made to page 45 in our Annual Report 2020 for name, position, age and other management duties for the members of Executive Management. Business experience, year of appointment and year of joining Novo Nordisk for each member of Executive Management are included below:

Novo Nordisk Form 20-F 2020

ITEM 6 DIRECTORS, EXECUTIVE MANAGEMENT AND EMPLOYEES

Lars Fruergaard Jørgensen
President and chief executive officer (CEO)

Mr Jørgensen joined Novo Nordisk in 1991 as an economist in Health Care, Economy & Planning and has over the years completed overseas postings in the Netherlands, the U.S. and Japan. In 2004 he was appointed senior vice president for IT & Corporate Development. In January 2013 he was appointed executive vice president and chief information officer assuming responsibility for IT, Quality & Corporate Development. In November 2014 he took over the responsibilities for Corporate People & Organisation and Business Assurance and became chief of staff. Mr Jørgensen was appointed president and chief executive officer in January 2017.

Monique Carter
Executive vice president and head of People & Organisation

Ms Carter joined Novo Nordisk in November 2018 as SVP for Global People and Organization and was promoted to executive vice president in August 2019.

Prior to joining Novo Nordisk Ms Carter was Group HR Director and member of the Executive committee at GKN plc, UK. Ms Carter was at GKN plc from 2014 to 2018.

Ms Carter worked in the chemicals industry from 2005 to 2014 starting with ICI plc, UK (which later became part of Akzo Nobel, the Netherlands). Ms Carter later moved to Singapore to head up the APAC Regional HR while in the Decorative paints division of ICI plc. In 2010 Ms Carter became leader of HR for the specialty chemicals businesses of AkzoNobel in the Netherlands after the acquisition of ICI plc by Akzo Nobel. Prior to ICI plc, Ms Carter held HR positions in a number of international companies.

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

In September 2016 Mike Doustdar assumed additional geographical responsibility and was promoted to executive vice president for an expanded International Operations, leading all commercial units globally, except for the U.S. and Canada.

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

Karsten Munk Knudsen
Executive vice president and chief financial officer (CFO)

Mr Knudsen joined Novo Nordisk in 1999 as a business analyst in NNIT A/S, previously a subsidiary of Novo Nordisk, and has since held finance positions of growing size and complexity throughout the Novo Nordisk value chain. From 2010 to 2014 Mr Knudsen was corporate vice president for Finance & IT at Novo Nordisk Inc. in the U.S. and in 2014 he was appointed senior vice president of Corporate Finance in Novo Nordisk. In February 2018 Mr Knudsen was promoted to executive vice president and chief financial officer. In April 2019 Mr Knudsen assumed further responsibilities as his function was expanded to cover Finance, Legal & Procurement.

Doug Langa
Executive vice president and head of North America Operations

Mr Langa joined Novo Nordisk in 2011 as senior director of Managed Markets. In 2015 Mr Langa was promoted to corporate vice president of Market Access in the U.S. and in 2016 he was appointed Senior Vice President of Market Access in the U.S. In this role he was responsible for securing formulary access with key payer customers for Novo Nordisk brands. In March 2017 Mr Langa was appointed senior vice president, head of North America Operations and president of Novo Nordisk Inc., and in August 2017 Mr Langa was promoted to executive vice president, continuing his responsibilities as head of North America Operations and president of Novo Nordisk Inc. Mr. Langa represents Novo Nordisk Inc. on the Board of Directors of the trade association PhRMA.

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

Camilla Sylvest
Executive vice president and head of Commercial Strategy & Corporate Affairs

Ms Sylvest joined Novo Nordisk in 1996 as a trainee. From 1997 to 2008 Ms Sylvest had roles in headquarters and regions within pricing, health economics, marketing and sales effectiveness. In 2003, she was appointed vice president of sales and marketing effectiveness in Region Europe. From 2008 to 2015 Ms Sylvest headed up affiliates and business areas of growing size and complexity in Europe and Asia and in 2013 she was also appointed corporate vice president. In August 2015 Ms Sylvest was appointed senior vice president and general manager of Novo Nordisk’s Region China. In this role she was responsible for the company’s activities in China, Taiwan and Hong Kong. In October 2017 Ms Sylvest was promoted to executive vice president.

Mads Krogsgaard Thomsen
Executive vice president and chief science officer (CSO)

Dr Thomsen joined Novo Nordisk in 1991 as head of Growth Hormone Research. He was appointed senior vice president of Diabetes R&D in 1994 and in November 2000 he was appointed executive vice president and chief science officer. In this role, he is responsible for global drug and device research, CMC and global development, medical affairs, regulatory and safety within Novo Nordisk.

Henrik Wulff
Executive vice president and head of Product Supply, Quality & IT

Mr Wulff joined Novo Nordisk in 1998 in the logistic and planning function. From 2001 to 2008 he held different managerial roles within Novo Nordisk’s manufacturing organisation, Product Supply, before being appointed senior vice president of Diabetes API in Product Supply, Denmark. In 2012 Mr Wulff was appointed senior vice president of the worldwide division Diabetes Finished Products. In 2013 he was promoted senior vice president of Product Supply globally. In April 2015 Mr Wulff was promoted executive vice president and in 2019 his area of responsibility expanded to also cover Global IT and Global Quality.

The Board of Directors has the overall responsibility for the affairs of the Company. Reference is made to pages 38-41 in our Annual Report 2020.

The activities of the members of Board of Directors and members of Executive Management outside the Company are included in our Annual Report 2020 on pages 42-45.

Novo Nordisk Form 20-F 2020

ITEM 6 DIRECTORS, EXECUTIVE MANAGEMENT AND EMPLOYEES
There are no family relationships between the Board of Directors, Executive Management or between any of the members of the Board of Directors and any member of Executive Management. No director or member of Executive Management has been elected according to an arrangement or understanding with shareholders, customers, suppliers or others. As required by the Danish Companies Act, directors are elected at General Meetings by simple majority vote. In addition, four employee representatives are elected for a statutory four-year term by the employees of Novo Nordisk A/S.

B. COMPENSATION
For compensation data in respect of the members of the Company’s Board of Directors, reference is made to section 2.2 'Remuneration composition', section 2.4 'Board and committee fee levels 2020' and section 2.5 'Board remuneration 2020' in our Remuneration Report 2020.

For compensation data in respect of the members of the Company’s Executive Management, reference is made to section 3.1 'Remuneration principles', section 3.2 'Remuneration composition', section 3.4 'Executive remuneration in 2020’, section 3.6 'Short-term incentive programme 2020', section 3.7 'Long-term incentive programme 2020' and section 3.9 'Long-term incentive programmes 2018-2020 – unvested shares' in our Remuneration Report 2020 and note 5.1 'Share-based payment schemes' in our Annual Report 2020.

C. BOARD PRACTICES
Reference is made to ‘Corporate governance’ on pages 38-41 in our Annual Report 2020 regarding board practices. The year of election for each member of the Board of Directors is included in our Annual Report 2020 on pages 42-44. The year of appointment for each member of Executive Management is included in Item 6A.

D. EMPLOYEES
Reference is made to the sections ‘Employees’ on pages 15-16 and note 2.4 'Employee costs' in our Annual Report 2020 regarding the total number of full-time employees in Novo Nordisk at year-end for the years 2016–2020. Employees outside Denmark as a percentage of the total number of employees for 2020 was 61% (2019: 61% and 2018; 60%).

Executive Management believes that the Company has a good relationship with its employees in general and with the labor unions of the Novo Nordisk employees.

E. SHARE OWNERSHIP
For information on the Board of Directors’ and Executive Management’s individual holdings of shares and restricted stock units, including shares and restricted stock units granted in the year ended December 31, 2020 and trading in shares by the Board of Directors and Executive Management in the same period, reference is made to section 2.6 'Shareholdings by the Board' and section 3.10 'Shareholdings by Executive Management' in our Remuneration Report 2020 and note 5.1 'Share-based payment schemes' in our Annual Report 2020. As of February 2, 2021, the members of the Board of Directors and Executive Management held 563,186 B shares, representing in the aggregate less than 1% of the beneficial ownership of the Company.

In the period from January 1, 2021 until February 3, 2021, no B shares were sold or purchased by the members of the Board of Directors or Executive Management. The internal rules on trading in Novo Nordisk securities by members of the Board of Directors and Executive Management only permit trading in the 15 calendar day period following each quarterly earnings announcement. For information on vested shares for Executive Management on February 3, 2021, reference is made to section 3.8 'Long-term incentive programme 2017 – vested shares’ in our Remuneration Report 2020.

For further information, reference is made to note 5.1 'Share-based payment schemes' in our Annual Report 2020.

ITEM 7        MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS
For information on major shareholders reference is made to ‘Shares and capital structure’ on pages 36-37 in our Annual Report 2020.

The purpose of Novo Holdings A/S in relation to Novo Nordisk A/S is to administer its portfolio of securities and minority capital interests and to administer and vote on the A shares and B shares in Novo Nordisk A/S, thereby creating a satisfactory financial return for its sole shareholder, the Novo Nordisk Foundation (the 'Foundation').

Under the Foundation’s statutes, the Foundation is governed by a Board of Directors, which must be comprised of six to 12 members (of whom at least two members must have a medical or scientific background, and at least one of these two members must have a medical background). Members of the Foundation’s Board of Directors are typically nominated by the Foundation’s nomination

Novo Nordisk Form 20-F 2020

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
committee and elected by a two-thirds vote of the Board members who have themselves been previously elected pursuant to the Foundation’s statutes. Any Board member can be removed as provided for in the Danish Act on Foundations (‘lov om erhvervsdrivende fonde’). In addition, employee-elected Board members are elected for a statutory four-year term by the employees of the Foundation and of the subsidiaries of the Foundation. No person or entity exercises any kind of formal influence over the Foundation’s Board. The Foundation’s Board currently consists of nine persons, one of whom also being an employee-elected Board member of Novo Nordisk A/S (Anne Marie Kverneland).

Under Novo Holding A/S’ statutes, Novo Holdings A/S is governed by a Board of Directors, which must be comprised of three to nine members elected annually by the shareholders. According to the Foundation’s statutes, its Board can and shall provide for members of its own Board of Directors to be elected to Novo Holdings A/S’ Board of Directors. Novo Holdings A/S’ Board of Directors is currently comprised of seven members, two of whom are also members of the Foundation’s Board of Directors (Steen Risgaard and Lars Rebien Sørensen) and one of whom is also a member of the Board of Directors of Novo Nordisk A/S (Jeppe Christiansen). Moreover, the chief executive officer of Novo Holdings A/S (Kasim Kutay) is also a member of the Board of Directors of Novo Nordisk A/S. The Chair of the Foundation’s Board of Directors (Lars Rebien Sørensen) serves as the Chair of Novo Holdings A/S’ Board of Directors.

A shares held by Novo Holdings A/S cannot be sold or be subject to any disposition so long as the Foundation exists. The dissolution of the Foundation or any change in its objectives requires a unanimous vote of the Foundation’s Board of Directors. Other changes in the Foundation’s statutes require approval of two-thirds of the Foundation’s Board members and approval by the Danish foundation authorities. According to its statutes, the Foundation is required to maintain material influence over Novo Nordisk A/S and its majority vote in Novo Holdings A/S.

For further information reference is made to ‘Shares and capital structure’ on pages 36-37 in our Annual Report 2020 and to ‘Shares and capital structure’ on pages 32-33 in our Annual Report 2019.

The B shares of Novo Nordisk A/S are registered with VP Securities A/S (‘VP Securities’) and are not represented by certificates. Generally, VP Securities does not provide the Company with information with respect to registration. However, set forth below is information as of February 1, 2021 with respect to (a) any shareholder who is known to the Company to be the owner of more than 5% of any class of Novo Nordisk A/S' securities and (b) the total amount of any class owned by Novo Nordisk A/S and its subsidiaries (treasury shares) and by the Board of Directors and Executive Management as a group:

Title of class	Identity of person or group	Shares owned		Percent of class	Percent of total votes

A shares	Novo Holdings A/S	537,436,000		100.00	74.80
B shares	Novo Holdings A/S	121,739,000		6.70	1.70
B shares	Novo Nordisk A/S and subsidiaries (treasury shares)	39,892,308	*	2.20	0.60
B shares	Board of Directors and Executive Management	563,186		0.03	0.02
*) Treasury shares are included, however, voting rights of treasury shares cannot be exercised.

For information on share repurchases under the Company's share repurchase program in 2018 and 2019 reference is made to 'Performance Highlights' on pages 9-10 in our Annual Report 2020. Information on the 2020 share repurchase program, reference is made to ‘Shares and capital structure’ on pages 36-37 in our Annual Report 2020.

In February 2021, Novo Nordisk announced a new DKK 17 billion share repurchase program to be executed during the following 12 months.

As no complete records of all holders of B shares exist, it is not possible to give an accurate breakdown of the holdings and number of holders of B shares by country of residence. In addition, certain of our B shares are held by brokers or other nominees and, as a result, the number of holders of record is not representative of the number of beneficial holders or of the residence of such beneficial holders.

The Company, however, estimates that as of December 31, 2020, approximately 23% of the B share capital was held in Denmark and approximately 34% of the B share capital was held in North America (including that portion of the B share capital that is represented by ADRs). The estimated total number of shareholders is more than 215,000, of whom more than 200,000 are estimated to be Danish residents.

No complete record of U.S. shareholders is maintained, however, JPMorgan Chase Bank, N.A., our ADR Depositary, has informed us that as of December 31, 2020 the total number of ADRs outstanding was 165,702,910, representing approximately 10.0% of the

Novo Nordisk Form 20-F 2020

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
issued B share capital outstanding (excluding treasury shares and shares held by Novo Holdings A/S) as at that date. All of the Company’s ADRs are held of record by the Depositary. For more information regarding our ADRs, see Item 12D below.

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

Related party transactions in 2020, 2019 and 2018 were primarily payments for services provided between the Novo Nordisk Group and the Novozymes Group, Xellia Pharmaceuticals ApS, Sonion A/S and transactions with associated companies. The overall financial impact of these related party transactions is limited.

On June 2, 2017, Novo Nordisk A/S entered into an agreement with Innate Pharma SA under which Innate Pharma SA acquired an exclusive license to Novo Nordisk A/S' anti-C5aR antibody program. Novo Nordisk A/S' stake in the share capital of Innate Pharma SA is 15.5%.

Since December 31, 2020, there have been no further significant transactions with related parties out of the ordinary course of business. For further information reference is made to Note 5.3 ‘Related party transactions’ in our Annual Report 2020 and Note 5.3 ‘Related party transactions’ in our Annual Report 2019.

C. INTERESTS OF EXPERTS AND COUNSEL
Not applicable.

ITEM 8        FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
The financial statements required by this item accompany this annual report in the form of our Annual Report 2020 (see Exhibit no. 15.1).

Legal proceedings
Reference is made to Note 3.7 ‘Provisions and contingent liabilities’ in the Annual Report 2020.

Dividends
Reference is made to ‘Shares and capital structure’, on pages 36-37 in our Annual Report 2020.

B. SIGNIFICANT CHANGES
No significant events have occurred since the date of the annual financial statements. For description of important events and achievements in 2020, reference is made to ´Introducing Novo Nordisk`, pages 3-10 and `2020 performance and 2021 outlook`, pages 29-33 in our Annual Report 2020.

ITEM 9        THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS
The Company's B shares are listed in Denmark on Nasdaq Copenhagen, and traded under the symbol "NOVO-B". The Company's ADRs are traded on the New York Stock Exchange under the symbol "NVO".

See Exhibit no. 2.2 to this Form 20-F for a description of the B Shares.

B. PLAN OF DISTRIBUTION
Not applicable.

Novo Nordisk Form 20-F 2020

ITEM 10 ADDITIONAL INFORMATION
C. MARKETS
Reference is made to ‘Shares and capital structure’, on pages 36-37 in our Annual Report 2020.

D. SELLING SHAREHOLDERS
Not applicable.

E. DILUTION
Not applicable.

F. EXPENSES OF THE ISSUE
Not applicable.

ITEM 10    ADDITIONAL INFORMATION

A. SHARE CAPITAL
Not applicable.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION
See Exhibit no. 2.2. to this Form 20-F for a summary of certain material provisions of Novo Nordisk A/S’ Articles of Association, certain other constitutive documents and relevant Danish corporate law. See Exhibit 1.1 to this Form 20-F for a translation into English language of the Articles of Association.

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

Novo Nordisk Form 20-F 2020

ITEM 10 ADDITIONAL INFORMATION
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

Novo Nordisk Form 20-F 2020

ITEM 10 ADDITIONAL INFORMATION
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

Copies of this Form 20-F as well as our Annual Report 2020, Annual Report 2019 and Remuneration Report 2020 can be downloaded from the Investors pages at novonordisk.com. The contents of this website are not incorporated by reference into this Form 20-F. This Form 20-F is also filed and can be viewed via EDGAR on www.sec.gov.

I. SUBSIDIARY INFORMATION
Not applicable.

ITEM 11    QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISKS

Financial exposure and financial risk management
For a description and discussion of the Company’s foreign exchange risk management, interest rate risk management, liquidity risk management and credit risk management, reference is made to Note 4.2 ‘Financial risks’ and ‘Risk management’ on pages 34-35 in our Annual Report 2020.

Novo Nordisk Form 20-F 2020

ITEM 12 DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Sensitivity analysis
When conducting a sensitivity analysis, the Group assesses the change in fair value on the market-sensitive instruments following hypothetical changes in market rates and prices. The rates used to mark-to-market the instruments are market data as of December 30, 2020.

Interest rate sensitivity analysis
For information on Interest rate sensitivity analysis in the financial year of 2020, reference is made to Note 4.2 ‘Financial risks’ in our Annual Report 2020.

Foreign exchange sensitivity analysis
For information on Foreign exchange sensitivity analysis in the financial year of 2020, reference is made to Note 4.2 ‘Financial risks’ and ‘Risk management’ on pages 34-35 in our Annual Report 2020.

ITEM 12    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. DEBT SECURITIES
Not applicable.

B. WARRANTS AND RIGHTS
Not applicable.

C. OTHER SECURITIES
Not applicable.

D. AMERICAN DEPOSITARY SHARES
Novo Nordisk’s ADR program is administered by J.P. Morgan Depositary Receipts Group as Depositary, JPMorgan Chase Bank, N.A., 383 Madison Avenue, Floor 11, New York, United States. The ADRs are traded under the symbol "NVO" on the New York Stock Exchange and the underlying security is the Novo Nordisk B share, NOVO-B on Nasdaq Copenhagen. Each ADR represents one deposited Novo Nordisk B share. One ADR carries the same voting rights as one Novo Nordisk B share.

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

J.P. Morgan, as Depositary, has agreed to reimburse certain reasonable expenses related to Novo Nordisk’s ADR program and incurred by Novo Nordisk in connection with the program. In the year ended December 31, 2020, the Depositary reimbursed USD 4,492,391 for costs related to investor relations activities.

Novo Nordisk Form 20-F 2020

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

Novo Nordisk Management, including the Chief Executive Officer and Chief Financial Officer, evaluated the Company’s disclosure controls and procedures as of December 31, 2020. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2020, the Company’s disclosure controls and procedures were effective at the reasonable assurance level.

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

Novo Nordisk Management, including the Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2020, using the criteria established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (‘COSO’). Based on this assessment, Novo Nordisk Management, including the Chief Executive Officer and Chief Financial Officer, concluded that, as of December 31, 2020, the Novo Nordisk Group’s internal control over financial reporting was effective based on criteria stated in Internal Control – Integrated Framework (2013) issued by the COSO.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2020 has been audited by PricewaterhouseCoopers, Statsautoriseret Revisionspartnerselskab, Denmark, an independent registered public accounting firm, as stated in their report which appears on page 31-32 of this Form 20-F.

Changes in internal controls over financial reporting
There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Novo Nordisk Form 20-F 2020

ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERTS
ITEM 16A     AUDIT COMMITTEE FINANCIAL EXPERTS

Reference is made to pages 38-39 in our Annual Report 2020.

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

ITEM 16C    PRINCIPAL ACCOUNTANT FEES AND SERVICES

Reference is made to Note 5.4 ‘Fee to statutory auditors’ in our Annual Report 2020 regarding fees paid to our statutory auditors.

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

Audit-Related Fees
Fees for audit-related services consist of fees billed for assurance and related services that are related to the performance of the audit or review of the Company’s social and environmental reporting included in our Annual Report 2020 and also include consultations concerning financial accounting reporting standards.

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

ITEM 16D    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Novo Nordisk’s ADRs are listed on the New York Stock Exchange, the corporate governance rules of which require a foreign private issuer such as Novo Nordisk to have an Audit Committee that satisfies the requirements of Rule 10A-3 under the U.S. Securities

Novo Nordisk Form 20-F 2020

ITEM 16D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
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

ITEM 16E     PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

	Total Number of Shares Purchased (a)*	Average Price Paid per Share in DKK (b)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (c)	Maximum Approximate Value of Shares that may yet be purchased under the Plans or Programs in DKK (d)
2019 repurchase program
Status year end 2019**	41,028,923	344.18	41,028,923	878,598,302
January 1-31, 2020	2,084,350	402.53	43,113,273	39,589,139
February 1-3, 2020	96,232	411.39	43,209,505	374
Total***	43,209,505	347.15	43,209,505	374

2020 repurchase program				17,000,000,000
February 4-28, 2020	1,970,000	431.10	1,970,000	16,150,723,559
March 1-31, 2020	2,770,000	382.65	4,740,000	15,090,785,895
April 1-30, 2020	2,180,000	425.76	6,920,000	14,162,638,832
May 1-31, 2020	8,417,219	435.68	15,337,219	10,495,441,909
June 1-30, 2020	2,104,150	436.81	17,441,369	9,576,324,327
July 1-31, 2020	2,405,000	432.21	19,846,369	8,536,870,803
August 1-31, 2020	2,216,810	415.44	22,063,179	7,615,913,883
September 1-30, 2020	2,410,491	427.01	24,473,670	6,586,614,597
October 1-31, 2020	2,099,352	446.52	26,573,022	5,649,212,405
November 1-30, 2020	9,227,500	418.03	35,800,522	1,791,837,374
December 1-31, 2020	1,800,000	425.89	37,600,522	1,025,234,763
Total	37,600,522	424.85	37,600,522	1,025,234,763
*) All shares purchased through a publicly announced program.
**) Shares purchased under 2019 repurchase program during 2019.
***) As of February 3, 2020, Novo Nordisk had repurchased a total of 43,209,505 B shares equal to a transaction value of DKK 15 billion. The DKK 15 billion share repurchase program announced February 1, 2019 was thereby concluded.

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

Under this authorization, a share repurchase program for 2019 of DKK 15 billion initiated in February 2019, was completed in February 2020. A new share repurchase program for 2020 of DKK 17 billion initiated in February 2020 was completed in February 2021. The shares have been purchased through a bank directly in the market or directly from Novo Holding A/S.

Column (a) shows shares Novo Nordisk purchased as part of our share repurchase program initiated in February 2019 (completed in February 2020) and our share repurchase program initiated in February 2020.

Notes to columns (c) and (d)
In order to maintain capital structure flexibility, the Board of Directors intends to propose at the Annual General Meeting on March 25, 2021, a reduction in the B share capital, by cancellation of 40 million shares (nominal value DKK 0.20) of current treasury B shares, to DKK 354,512,800. This would correspond to a 1.70% reduction of the total share capital.

Novo Nordisk Form 20-F 2020

ITEM 16G CORPORATE GOVERNANCE
ITEM 16F     CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

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

Under the Danish Corporate Governance Recommendations, at least half of the shareholder-elected Board members, i.e. excluding any employee-elected Board members, must be independent. Employees are entitled to be represented by half of the total number of the shareholder-elected Board members.

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

Four employees have in accordance with the requirements in the Danish Companies Act been elected as Board members by the Danish employees of the Company. One Board member is an executive of Novo Holdings A/S. No other Board members or the Board members’ immediate family members have within the last three years been an employee or executive of Novo Nordisk A/S or any parent or subsidiary in a consolidated group with Novo Nordisk A/S or received any fees from Novo Nordisk A/S.

The Board has determined whether the Board members qualify as independent under the Danish Corporate Governance Recommendations. The Board has also determined whether the Board members, who are members of the Audit Committee, qualify as independent under Rule 10A-3 in the Securities Exchange Act. Such determination is disclosed in the Annual Report. Further, the Annual Report provides detailed and individual information regarding the Board members, but it does not explicitly identify which Board members the Board considers independent under the NYSE Standards.

Novo Nordisk Form 20-F 2020

ITEM 16G CORPORATE GOVERNANCE
Audit Committee
Under Section 303A.06 of the NYSE Standards, the Audit Committee in a listed company must be composed entirely of independent directors as set out in section 303A.02 and, in the absence of an applicable exemption, Rule 10A-3(b)(1). The members of the Audit Committee are elected at a Board meeting held immediately following the Annual General Meeting. Novo Nordisk A/S' Audit Committee has five members. Four members satisfy the independence requirements of Rule 10A-3(b)(1) of the Securities Exchange Act and section 303A.02 of the NYSE Listed Company Manual and one member relies on an exemption.

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

As a controlled company, Novo Nordisk A/S is exempt from the requirement to establish a separate compensation committee in the same manner as U.S. companies are. Novo Nordisk A/S has established a Remuneration Committee and the members of the Remuneration Committee are elected at a Board meeting held immediately following the Annual General Meeting. When electing the members, the Board of Directors considers all factors relevant to determine whether the members of the Remuneration Committee have a relationship to the Company which is material to the director’s ability to be independent from management when performing its duties. At least a majority of the members of a board committee shall qualify as independent as defined by the Danish Corporate Governance Recommendations. Under the Danish Corporate Governance Recommendations, two members qualify as non-independent members, including the Chair, and two members qualify as independent members.

Hence, the composition of the Remuneration Committee does not adhere to the Danish Corporate Governance Recommendations. This is due to the fact that the Board of Directors finds that the composition of the Remuneration Committee allows a member from the Chairmanship, who is a representative of the main shareholder, as well as an employee representative, both qualifying as non-independent, being on the Remuneration Committee while maintaining an operational structure of the Remuneration Committee with relatively few members.

Nomination Committee
Under the NYSE Standards listed companies must have a nominating/corporate governance committee composed entirely of independent directors, which requirement does not apply to Novo Nordisk A/S as a controlled company. Novo Nordisk A/S has established a Nomination Committee and the members of the Nomination Committee are elected at a Board meeting held immediately following the Annual General Meeting. Novo Nordisk A/S' Nomination Committee consists of two members who are independent, including the Chair, and two members who are non-independent. A majority of the members of a board committee shall qualify as independent as defined by the Danish Corporate Governance Recommendations. Hence, the composition of the Nomination Committee does not adhere to the Danish Corporate Governance Recommendations. This is due to the fact that the Board of Directors finds that the composition of the Nomination Committee allows for a representative of the main shareholder, as well as an employee representative, both qualifying as non-independent, being on the Nomination Committee while maintaining an operational structure of the Nomination Committee with relatively few members.

Equity-compensation plans
Under Section 303A.08 of the NYSE Standards, shareholders must be given the opportunity to vote on all equity compensation plans and material revisions thereto, with certain limited exceptions. In 2020, a new Remuneration Policy was adopted by the Annual General Meeting describing Board and Executive remuneration. The policy replaces Novo Nordisk’s Remuneration Principles and was introduced to comply with changes in applicable EU legislation. The new policy is applicable to Board remuneration as of 2020, and to Executive remuneration as of 2021. Consequently, the Remuneration Principles applied to Board remuneration relating to the period up to and including 2019 and to Executive remuneration for the period up to and including 2020. All incentive programs offered to the Board and/or Executive Management shall comply with this framework. However, under Danish law, the practice of voting on equity-

Novo Nordisk Form 20-F 2020

ITEM 16G CORPORATE GOVERNANCE
compensation plans is not contemplated and accordingly, equity compensation plans are only subject to shareholder approval if they result in the issuance of new shares (and not if treasury shares are used).

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

ITEM 16H    MINE SAFETY DISCLOSURE

Not applicable.

Novo Nordisk Form 20-F 2020

ITEM 17 FINANCIAL STATEMENTS
PART III

ITEM 17    FINANCIAL STATEMENTS

See response to Item 18.

ITEM 18    FINANCIAL STATEMENTS

The financial statements required by this item accompany this annual report in the form of our Annual Report 2020 (see Item 19).

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

The non-IFRS financial measures presented in our Annual Report 2020 are:
•Free cash flow;
•Cash to earnings;
•Operating profit after tax to net operating assets;
•Financial reserves;
•Sales growth in constant exchange rates; and
•Operating profit growth in constant exchange rates.

Reference is made to the section ‘Non-IFRS financial measures’ on pages 79-80 in our Annual Report 2020.

Novo Nordisk Form 20-F 2020

ITEM 19 EXHIBITS
ITEM 19    EXHIBITS

A. ANNUAL REPORT
The following pages from our Annual Report 2020, furnished to the SEC on Form 6-K, dated February 3, 2021, are incorporated by reference into this Form 20-F. The content of websites, scientific articles and other sources referenced on these pages are not incorporated by reference into this Form 20-F.

Page(s) in the Annual Report
Management Discussion and Analysis
Introducing Novo Nordisk	3-10
Strategic aspirations	11-33
Pipeline overview	24
2020 performance and 2021 outlook	29-33
Risk management	34-35
Shares and capital structure	36-37
Corporate governance	38-41
Board of Directors	42-44
Executive Management	45

Consolidated Financial Statements
Consolidated Income statement and Statement of comprehensive income for the years ended 31 December 2020, 2019 and 2018	47
Consolidated Cash flow statement for the years ended 31 December 2020, 2019 and 2018	48
Consolidated Balance sheet as of 31 December 2020 and 2019	49
Consolidated Equity statement at 31 December 2020, 2019 and 2018	50
Notes sections in the Consolidated financial statements	51-77
Companies in the Novo Nordisk Group	77

B. REMUNERATION REPORT
The following pages from our Remuneration Report 2020, furnished to the SEC on Form 6-K, dated February 3, 2021, are incorporated by reference into this Form 20-F. The content of websites, scientific articles and other sources referenced on these pages are not incorporated by reference into this Form 20-F.

Page(s) in the Remuneration Report

2.2 Remuneration composition	5
2.4 Board and committee fee levels 2020	6
2.5 Board remuneration 2020	7
2.6 Shareholdings by the Board	8
3.1 Remuneration principles	9
3.2 Remuneration composition	9-10
3.4 Executive remuneration in 2020	11-12
3.6 Short-term incentive programme 2020	14
3.7 Long-term incentive programme 2020	15
3.8 Long-term incentive programme 2017 – vested shares	16
3.9 Long-term incentive programmes 2018-2020 – unvested shares	16-17
3.10 Shareholdings by Executive Management	18

Novo Nordisk Form 20-F 2020

ITEM 19 EXHIBITS

C. EXHIBITS
List of exhibits:

Exhibit No.	Description	Method of filing

1.1	Articles of Association of Novo Nordisk A/S	Incorporated by reference to the Registrant’s Report furnished to the SEC on Form 6-K on March 27, 2020.

2.1	Description of the rights of American Depositary Shares registered under Section 12 of the Securities Exchange Act of 1934	Incorporated by reference to the description of the rights of American Depositary Shares included in Exhibit 2.1 to the Registrant's Report on Form 20-F for the year ended December 31, 2019.

2.2	Description of the rights of B Shares registered under Section 12 of the Securities Exchange Act of 1934	Filed together with this Form 20-F

8.1	Companies in the Novo Nordisk Group	Incorporated by reference to page 77 of our Annual Report 2020 filed on Form 6-K dated February 3, 2021.

12.1	Certification of Lars Fruergaard Jørgensen, President and Chief Executive Officer of Novo Nordisk, pursuant to Section 302 of the Sarbanes–Oxley Act of 2002.	Filed together with this Form 20-F 2020

12.2	Certification of Karsten Munk Knudsen, Executive Vice President and Chief Financial Officer of Novo Nordisk, pursuant to Section 302 of the Sarbanes–Oxley Act of 2002.	Filed together with this Form 20-F 2020

13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes–Oxley Act of 2002.	Filed together with this Form 20-F 2020

15.1	Extracts from Registrant's Annual Report for the fiscal year ended December 31, 2020	Incorporated by reference to the portions of Registrant’s Report furnished to the SEC on Form 6-K on February 3, 2021 identified in Item 19.a of this Form 20-F.

15.2	Extracts from Registrant's Annual Report for the fiscal year ended December 31, 2019	Incorporated by reference to the portions of the Registrant’s Report furnished to the SEC on Form 6-K on February 5, 2020 identified in Item 19.A of the Form 20-F filed on February 5, 2020.

15.3	Consent of independent registered public accounting firm.	Filed together with this Form 20-F 2020

15.4	Extracts from Registrant's Remuneration Report for the fiscal year ended December 31, 2020	Incorporated by reference to the portions of the Registrant’s Report furnished to the SEC on Form 6-K on February 3, 2021 identified in Item 19.b of this Form 20-F.

EX-101.SCH	XBRL Taxonomy Extension Schema Document	Incorporated by reference to the Registrant’s Report furnished to the SEC on Form 6-K on February 3, 2021.

EX-101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document	Incorporated by reference to the Registrant’s Report furnished to the SEC on Form 6-K on February 3, 2021.

EX-101.DEF	XBRL Taxonomy Extension Definition Linkbase Document	Incorporated by reference to the Registrant’s Report furnished to the SEC on Form 6-K on February 3, 2021.

EX-101.LAB	XBRL Taxonomy Extension Labels Linkbase Document	Incorporated by reference to the Registrant’s Report furnished to the SEC on Form 6-K on February 3, 2021.

EX-101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document	Incorporated by reference to the Registrant’s Report furnished to the SEC on Form 6-K on February 3, 2021.

Novo Nordisk Form 20-F 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Novo Nordisk A/S

Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Novo Nordisk A/S and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated income statement, statement of comprehensive income, equity statement and cash flow statement for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Sales rebates and discounts in the U.S. business
As described in Notes 2.1 and 3.6 to the consolidated financial statements, sales to various customers in the US can fall under certain commercial and government mandated contracts and reimbursement arrangements, of which the most significant are Managed Care,

Novo Nordisk Form 20-F 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Medicare, Medicaid and charge-backs to wholesalers. These arrangements gave rise to obligations to provide customers with sales rebates, discounts and allowances which are provisioned and recorded as sales deduction at the time the related sales are recorded. The provision for sales rebates and discounts amounted to DKK 34,052 million as of December 31, 2020, a significant portion of which related to the US business. The estimates of unsettled sales rebate and discount obligations required significant judgment by management, as not all conditions are known at the time of sale. Significant rebates and discounts estimated by management are based on sales volume forecasts, historical experience and the specific terms in the individual agreements.

The principal considerations for our determination that performing procedures relating to sales rebates and discounts in the US business is a critical audit matter are the significant judgment by management due to the significant measurement uncertainty involved in developing these provisions, as the provisions are based on assumptions using sales volume forecasts, historical experience and the specific terms in the individual agreements. This in turn led to significant auditor judgment, effort and subjectivity, in applying procedures relating to these assumptions.

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

/s/ PricewaterhouseCoopers
Statsautoriseret Revisionspartnerselskab
Hellerup, Denmark
February 3, 2021
We have served as the Company’s auditor since 1982.

Novo Nordisk Form 20-F 2020

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
Dated: February 3, 2021

Novo Nordisk Form 20-F 2020