Form 20-F
period 2021-12-31
NOVO NORDISK A S
filed 2022-02-02
CIK 353278

    UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
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
Tel: +45 4444 8888
E-mail: kmkn@novonordisk.com
Novo Allé 1, DK-2880 Bagsværd, Denmark
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

A shares, nominal value DKK 0.20 each:	537,436,000
B shares, nominal value DKK 0.20 each:	1,772,564,000
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

Novo Nordisk Form 20-F 2021

INTRODUCTION
INTRODUCTION
In this Form 20-F the terms ‘the Company’, ‘Novo Nordisk’ and ‘the Group’ refer to the parent company Novo Nordisk A/S together with its consolidated subsidiaries. The term ‘Novo Nordisk A/S’ is used when addressing issues specifically related to this legal entity.

Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, certain information for the 2021 Form 20-F of Novo Nordisk A/S set out herein is being incorporated by reference from the Company's statutory Annual Report 2021, including the consolidated financial statements of Novo Nordisk A/S (hereafter “Annual Report 2021”) and the Company’s Remuneration Report 2021 and Remuneration Report 2020, as specified elsewhere in this Form 20-F (with the exception of the items and pages so specified, the Annual Report 2021, Remuneration Report 2021 and Remuneration Report 2020 are not deemed to be filed as part of this Form 20-F). Therefore, the information in this Form 20-F should be read in conjunction with our Annual Report 2021 and our Remuneration Report 2021 (see Exhibits 15.1 and 15.5, respectively) and our Remuneration Report 2020, which was furnished to the SEC on Form 6-K on February 3, 2021.

The Company publishes its financial statements in Danish kroner (DKK).

Forward-looking statements
The information set forth in this Form 20-F contains forward-looking statements as the term is defined in the U.S. Private Securities Litigation Reform Act of 1995.

Words such as ‘believe’, ‘expect’, ‘may’, ‘will’, ‘plan’, ‘strategy’, ‘prospect’, ‘foresee’, ‘estimate’, ‘project’, ‘anticipate’, ‘can’, ‘intend’, ‘target’ and other words and terms of similar meaning are used in connection with any discussion of future operating or financial performance identify forward-looking statements. Examples of such forward-looking statements include, but are not limited to:
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

With reference to our Annual Report 2021, examples of forward-looking statements can be found under the heading 'Strategic aspirations' in our Annual Report 2021, and elsewhere.

These statements are based on current plans, estimates and projections. By their nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. Novo Nordisk cautions that a number of important factors, including those described in our Annual Report 2021, could cause actual results to differ materially from those contemplated in any forward-looking statements.

Factors that may affect future results include, but are not limited to, global as well as local political and economic conditions, such as interest rate and currency exchange rate fluctuations, delay or failure of projects related to research and/or development, unplanned loss of patents, interruptions of supplies and production, including as a result of interruptions or delays affecting supply chains on which Novo Nordisk relies, product recalls, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk’s products, introduction of competing products, reliance on information technology including the risk of cybersecurity breaches, Novo Nordisk’s ability to successfully market current and new products, exposure to product liability and legal proceedings and investigations, changes in governmental laws and related interpretation thereof, including on reimbursement, intellectual property protection and regulatory controls on testing, approval, manufacturing and marketing, perceived or actual failure to adhere to ethical marketing practices, investments in and divestitures of domestic and foreign companies, unexpected growth in costs and expenses, failure to recruit and retain the right employees, failure to maintain a culture of compliance, epidemics, pandemics or other public health crises, and factors related to the foregoing matters and other factors not specifically identified herein.

For an overview of some, but not all, of the risks that could adversely affect Novo Nordisk's results or the accuracy of forward-looking statements in this document, reference is made to the overview of risk factors in ‘Risk management’ on pages 41-42 of our Annual Report 2021.

Unless required by law, Novo Nordisk has no duty and undertakes no obligation to update or revise any forward-looking statement after the date of this document, whether as a result of new information, future events or otherwise.

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

Novo Nordisk Form 20-F 2021

ITEM 1 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
PART I

ITEM 1        IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
Not applicable.

ITEM 2        OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.

ITEM 3        KEY INFORMATION
A. [RESERVED]

B. CAPITALIZATION AND INDEBTEDNESS
Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS
Not applicable.

D. RISK FACTORS
For information on risk factors, reference is made to our Annual Report 2021 ‘Risk management’ on pages 41-42. Outlined in greater detail below, we are subject to cybersecurity risks and the risk related to the epidemics, pandemics or other public health crises.

The potential risk on our business as a result of cybersecurity breaches
We rely on our IT systems to protect our intellectual property, business confidential information, and personal data. Therefore, disruption as a result of cybersecurity breaches could negatively impact the Company’s business and operations or financial results.

IT systems act as a backbone for the Company. They support processes in research & development, manufacturing, sales and supply, and business administration. As we are a global company, the size and complexity of our IT systems are significant, and our IT infrastructure and networks are spread across the geographic regions in which we operate. The dedicated cybersecurity teams who operate our global IT security infrastructure may be unable to respond sufficiently to the threats facing us or may fail to prevent service interruptions or security breaches resulting from attacks by malicious third parties. Many of these cyber threats have the potential to cause significant downtime of critical IT systems or the unintended disclosure of confidential information and personal data. Although we have not previously experienced material losses as a result of such incidents, we cannot guarantee that we will be able to prevent similar incidents from occuring or adversely affecting our business in the future.

We are subject to data privacy regulation in the EU (including the General Data Protection Regulation) and to privacy laws in many other jurisdictions where we do business that impose obligations and restrictions on the collection and use of personal data. In the ordinary course of the Company’s business, it collects and stores sensitive data, including personal data of patients, health care professionals, employees and other third parties.

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

Our financial and operating performance may be adversely affected by epidemics, pandemics or other public health crises
In March 2020, the World Health Organization declared the COVID-19 outbreak a pandemic. The COVID-19 virus has spread to most countries including the United States, Denmark and other EU countries. Many governments imposed stringent restrictions to seek to mitigate, or slow down, the spread of COVID-19, including restrictions on international and local travel, public gatherings and participation in business meetings, as well as closures of workplaces, schools, and other sites, and are requesting “social distancing”. Despite the rollout of national vaccination programs around the globe, the number of newly reported cases and related deaths continues to fluctuate as new variants of the disease emerge. Therefore, there are still restrictions in place and more measures may be again imposed, as uncertainties still exist as to the efficacy of vaccines against new variants or mutations of COVID-19. The COVID-19 pandemic has resulted in a significant deterioration in economic conditions globally, including reduced productivity, inflationary pressures, increased tax rates and/or disruptions to credit and capital markets, and the recovery of the economy during

Novo Nordisk Form 20-F 2021

ITEM 3 KEY INFORMATION

the following months remains uncertain. COVID-19 and other epidemics, pandemics or public health crises pose risks to employee health and safety, and the Company may experience reduced sales due to fewer patient visits to doctors, reduced ability to promote products to doctors, less healthcare spending on chronic diseases as resources are diverted to epidemiology management, a slowdown or temporary suspension in production and disruptions in the Company’s supply chain, and may be otherwise adversely affected by the impact on international trade and business activities. Any of the factors above could have a material adverse effect on the Company’s business, financial condition, rating and results of operations. The magnitude of the impact of the COVID-19 pandemic on the Company will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak and counter-measures, among others.

In addition to the risks identified above, we may be subject to other material risks that as of the date of this report are not currently known to us or that we deem less material at this point in time.

ITEM 4        INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY
Novo Nordisk A/S was formed in 1989 by a merger of two Danish companies, Nordisk Gentofte A/S and Novo Industri A/S. Novo Industri A/S was the continuing company and its name was changed to Novo Nordisk A/S. The business activities of Nordisk Gentofte were established in 1923 by August Krogh, H. C. Hagedorn and A. Kongsted, and the business activities of Novo Industri A/S were established in 1925 by Harald and Thorvald Pedersen. From the beginning, the business of both companies was the production and sale of insulin for the treatment of diabetes.

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

Reference is made to ‘More information', on page 96-97 in our Annual Report 2021 for information on domicile.

Important events in 2021
Reference is made to ‘Introducing Novo Nordisk’, pages 4-9 and ‘2021 performance and 2022 outlook’, pages 33-36 in our Annual Report 2021 for a description of important events in 2021.

Capital expenditure in 2021, 2020 and 2019
For capital expenditure in 2021, 2020 and 2019 reference is made to the section entitled ‘Cash flow and capital allocation’ on page 36 in our Annual Report 2021. No significant divestments took place in the period from 2019–2021.

For capital expenditures expected in 2022, reference is made to page 36 in the subsection ‘2022 Outlook’ in our Annual Report 2021. Such expenditures are expected to be financed with cash flow from operating activities.

Public takeover offers in respect of the Company’s shares
No such offers occurred during 2021 or 2022 to date.

B. BUSINESS OVERVIEW
Novo Nordisk is a global healthcare company and a world leader in Diabetes care. The Company has one of the broadest diabetes product portfolios in the industry, including new generation insulin, a full portfolio of modern insulin and human insulin as well as a portfolio of GLP-1 receptor agonists administered both via subcutaneous injection and as a tablet.

Furthermore, Novo Nordisk launched its first product to treat obesity, Saxenda®, in the United States in April 2015. In June 2021, the Company’s second obesity treatment product, Wegovy® was approved and launched in the United States. Through most of the second half of 2021, Novo Nordisk faced supply constraints in relation to Wegovy®, due to, on the one hand, overwhelming demand and, on the other hand, manufacturing constraints at a contract manufacturing organization which occurred later in 2021. The disruption is

Novo Nordisk Form 20-F 2021

ITEM 4 INFORMATION ON THE COMPANY
expected to continue through the first half of 2022. For more information regarding the Wegovy® supply constraints, reference is made to page 31 of the Annual Report 2021.

In addition, Novo Nordisk's marketed portfolio includes haemophilia and growth hormone therapies.

Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. Headquartered in Denmark, Novo Nordisk employs more than 45,000 employees in 80 countries, and markets its products in approximately 170 countries.

In December 2021, Novo Nordisk completed the acquisition of Dicerna Pharmaceuticals, Inc. (Dicerna). The acquisition of Dicerna's ribonucleic acid interference (RNAi) platform is a strategic addition to Novo Nordisk's existing research technology platforms and supports the strategy of using a broad range of technology platforms applicable across all of Novo Nordisk's therapeutic focus areas. The purchase price of the acquisition was approximately USD 3.3 billion.

Reference is made to the sections 'Novo Nordisk at a glance' on page 6 and ‘Strategic aspirations’ on pages 11-39 in our Annual Report 2021.

Segment information
Novo Nordisk is engaged in the discovery, development, manufacturing and marketing of pharmaceutical products and has two business segments: (i) Diabetes and Obesity care and (ii) Biopharm. Reference is made to Note 2.2 ‘Segment information’ in the Annual Report 2021.

Seasonality
Sales of individual products in individual markets may be subject to fluctuations from quarter to quarter. However, the Company’s consolidated operating results have not been subject to significant seasonality.

Raw materials
The impact on the overall profitability of Novo Nordisk from variations in raw material prices is unlikely to be significant. There is no raw material supply shortage that is expected to significantly impact the Company’s ability to supply any significant market. Regarding the Wegovy® supply constraints, reference is made to page 31 of the Annual Report 2021.

Market and competition
Novo Nordisk’s insulin and other pharmaceutical products are marketed and distributed through subsidiaries, distributors and independent agents each responsible for specific geographical areas. As of April 1, 2020, the Company’s financial reporting has been divided into: EMEA (covering Europe, the Middle East and Africa), Region China (covering Mainland China, Hong Kong and Taiwan), Rest of World (covering all other countries except for North America) and North America (covering the United States and Canada). For 2021, the Company's most important markets in terms of sales were the United States, China, Japan, the major European countries and Canada.

Market conditions within the pharmaceutical industry continue to change, including efforts by both private and governmental entities to reduce or control costs generally and in specific therapeutic areas. Most of the countries in which Novo Nordisk sells insulin subsidize or control pricing and in most markets insulin and GLP-1 products are prescription drugs.

In recent years, there has been a general trend in the United States of payers managing the cost of diabetes care to exert pressure on the price of Novo Nordisk’s and competitors' products. In spite of this external pressure, Novo Nordisk has maintained a leading position in the overall diabetes care market through the quality and innovation-driven value of the Company’s diabetes care products. In the United States, pharmacy benefit managers and managed care organizations have continued to leverage their increasing size and control to demand higher rebates which has impacted the net realized prices. Furthermore, competition has intensified, including the authorization of the first interchangeable insulin in 2021, contributing to a downward pressure on manufacturers' net prices.
During 2021, Novo Nordisk and competitor products in China faced increased price competition. In November 2021, the Chinese National Healthcare Security Administration proffered a tender (known as Volume Based Procurement) for insulin sold at hospitals in which Novo Nordisk participated. All Novo Nordisk insulins were included in the tender except for two (Ryzodeg® and Xultophy®).
As a result of reduced prices and reduced volumes of insulin sold in China, Novo Nordisk currently expects an estimated negative impact on global sales of around 3% in 2022. This Volume Based Procurement is expected to be implemented during the first half of 2022.

Due to the increasing number of people with diabetes, the global pharmaceutical market for treatment of diabetes continues to grow. Several of the major international pharmaceutical companies have entered the diabetes market, specifically in the area of oral

Novo Nordisk Form 20-F 2021

ITEM 4 INFORMATION ON THE COMPANY
products for the treatment of type 2 diabetes. In the global insulin market, Novo Nordisk, Eli Lilly and Sanofi are the most significant companies measured by market share.

Tresiba®, the Company's latest generation of basal insulin, was launched broadly in the United States in January 2016 and maintains wide commercial and Medicare Part D formulary coverage. Tresiba® has been launched globally, performing well in markets with reimbursement levels at a similar level to insulin glargine U100. In particular, the product was approved in China in 2017. In 2019, it achieved broad access by being added to China's National Reimbursement Drug List (NRDL), going into effect as of January 2020.

Ryzodeg®, a soluble formulation of insulin degludec and insulin aspart, is commercially available in 44 countries. In markets where the premix insulin segment is preferred, the uptake of Ryzodeg® has been solid.

The novel mealtime insulin Fiasp®, fast-acting insulin aspart, received marketing authorization from the European Commission and approval in the United States in 2017. Globally, Fiasp® is commercially available in 49 countries.

Moreover, the use of glucagon-like peptide-1 (GLP-1) as a treatment option for people with Type 2 diabetes has continued to increase resulting in significant growth of the GLP-1 market. Novo Nordisk and Eli Lilly are the most significant companies in the global GLP-1 market measured by market share. Novo Nordisk is the global market leader in the GLP-1 segment with a 52.7% value market share (Source: IQVIA, November 2021 data MAT).

In February 2018, Novo Nordisk launched the once-weekly GLP-1 product, Ozempic®, for the treatment of adults with Type 2 diabetes in the United States and Canada. Since then, Ozempic® has been marketed in 69 countries in International Operations. As of December 31, 2021, Ozempic® had achieved a 44% NBRx (New-to-Brand Prescriptions) market share in the United States and global sales in 2021 of DKK 33.7 billion.

In September 2019, the FDA approved Rybelsus®, the first and only GLP-1 analog in a tablet for the treatment of adults with Type 2 diabetes in the United States. Novo Nordisk launched Rybelsus® broadly in the United States in 2020. In April 2020, the European Commission approved Rybelsus® for the treatment of adults with insufficiently-controlled type 2 diabetes to improve glycemic control as an adjunct to diet and exercise. In June 2020, the Japanese Ministry of Health, Labour and Welfare approved Rybelsus® for the treatment of adults with type 2 diabetes. Rybelsus is currently commercially available in 30 countries including the United States and Canada.

In June 2021, the FDA approved Wegovy® as a treatment option for obesity or overweight. Wegovy® was subsequently approved by the MHRA in the UK (September 2021) and EMA in the EU (January 2022). Due to the current supply constraints, described under Item 4.B, a limited commercial launch outside of the US is expected in the second half of 2022.

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

For patent information on all Novo Nordisk’s marketed products, reference is made to the section ‘Product overview' on page 97 in our Annual Report 2021.

In addition to the compound patents discussed in 'Patent status for marketed products' on page 29 in our Annual Report 2021, the patent protection of our key products within each business segment is considered in the following section. For key products with recent patent expiration or with patent expiration occurring within the coming years, geographical sales splits are provided and factors that may influence the potential impact of competitive product launches are discussed.
Sales of key products with recent or upcoming patent expiration:

	Total sales in 2021 (in DKK million)	International Operations	Hereof			North America Operations	Hereof
Product			EMEA	Region China	Rest of World		USA

Victoza®	15,054	45%	24%	10%	11%	55%	53%
Obesity care (Saxenda® and Wegovy®)	8,400	37%	21%	1%	15%	63%	58%

Novo Nordisk Form 20-F 2021

ITEM 4 INFORMATION ON THE COMPANY
Patent situation of key Diabetes and Obesity care products
Today, biosimilar and/or interchangeable versions of insulin can be approved in the United States via the 351(k) pathway. In the EU, a biosimilar pathway and guidelines are available for insulins, and the guideline for biosimilar products issued in Japan is also relevant for insulin. A biosimilar to NovoRapid®/NovoLog® produced by a competitor was launched in 2020. An interchangeable biosimilar for NovoRapid®/NovoLog® produced by a competitor was approved in July 2021. Furthermore, biosimilars to Levemir®, Tresiba®, NovoRapid® and NovoMix® are being developed in China by local competitors.

The total sales of Victoza® were DKK 15,054 million in 2021 (DKK 18,747 million in 2020). Victoza® is protected by patents in the U.S., Japan and Germany. In Japan, the drug compound patent expires in 2022; in the U.S. and Germany, the drug compound patent expires in 2023. The drug compound patent has expired in China.

In February 2017, Teva Pharmaceutical Industries Ltd. filed an Abbreviated New Drug Application (ANDA) for liraglutide, the active pharmaceutical molecule in Victoza® for the treatment of type 2 diabetes, with the U.S. Food and Drug Administration. Following a settlement between Novo Nordisk and Teva announced in March 2019 and the subsequent approval of Victoza® for children and adolescent usage in the U.S., Teva is not expected to launch a generic version of Victoza® until June 2024. In August 2019, it was announced that Mylan had also filed an ANDA for liraglutide in the U.S., and in December 2019, Mylan filed a petition for Inter Parties Review against a formulation patent covering Victoza® until February 2026. In July 2020, Pfizer joined this Inter Parties Review. Following a settlement between Novo Nordisk, Mylan and Pfizer announced in March 2021, Pfizer and Mylan are not expected to launch a generic version of Victoza® until June 2024.

In April 2020, Sandoz provided notice that they had also filed an ANDA for liraglutide in the U.S. Novo Nordisk will continue to defend its intellectual property associated with Victoza®.

In January 2022, Rio Biopharmaceuticals Inc. (Rio), Aurobindo Pharma USA Inc. (Aurobindo), Sun Pharmaceutical Industries Limited (Sun), and Zydus Worldwide DMCC (Zydus) notified Novo Nordisk, that they have filed Abbreviated New Drug Applications (ANDAs) for semaglutide, the active pharmaceutical molecule in Ozempic® for the treatment of Type 2 diabetes, with the U.S. Food and Drug Administration.

The total sales of obesity care products (Saxenda® and Wegovy®) were DKK 8,400 million in 2021 (DKK 5,608 million in 2020), of which the majority of the sales comes from Saxenda®. Saxenda® (liraglutide) is protected by patents in the U.S. and Germany. In the U.S. and Germany, the drug compound patent expires in 2023. The drug compound patent has expired in China and Japan.

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

Disclosure pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012
Pursuant to Section 13(r) of the Securities Exchange Act of 1934, ("Section 13(r)"), Novo Nordisk is obliged to disclose if, during 2021, it or any of its affiliates have engaged in certain Iran-related activities or transactions with persons designated under Executive Order 13224 or Executive Order 13382 dealt with the Government of Iran (“GOI”). Novo Nordisk conducts limited business relating to pharmaceutical products and devices within the Diabetes care and Biopharm business segments in Iran, which is permitted under the U.S. sanctions against Iran. Set forth below is a description of the activities and transactions by Novo Nordisk’s subsidiaries that are required to be disclosed pursuant to Section 13(r). Novo Nordisk’s U.S. subsidiaries and U.S. person employees are not involved in any of Novo Nordisk’s activities in Iran. However, the United States maintains broad exceptions that permit the commercial sale and export of medicine and medical devices to Iran or the Government of Iran. Similar exceptions, like those encompassed in section 11 of Executive Order 13902, are also in place for the manufacturing of medicine and medical devices for use in Iran.

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

Novo Nordisk Form 20-F 2021

ITEM 4 INFORMATION ON THE COMPANY
entities that are or may be GOI-owned or controlled, such as taxes, customs fees, insurance, product registration fees and telecommunications services expenses.

In 2016, NN Pars purchased land from a GOI-owned or controlled holding company in order to construct a manufacturing facility in Iran. The facility opened and officially started production in August 2020 and is being used for assembly and packaging of insulin pens for use in Iran. NN Pars purchases utility services from a GOI-owned or controlled entity.

The German subsidiary of NNE A/S, a wholly-owned subsidiary of Novo Nordisk A/S, previously sold raw materials and spare parts for production of dialysis filters and leucocyte filters and syringes to a GOI-controlled company. This business relationship, however, was wound down during 2018. NNE A/S currently holds an open receivable from such a GOI-controlled entity related to such sales. It is uncertain when NNE A/S will receive payment from the Iranian customer with respect to the outstanding receivable.

NNE A/S is party to a contract with an Iranian blood fractionation company that Novo Nordisk has learned may be GOI-owned or controlled for the provision of certain engineering services to the Iranian customer. There were no activities conducted under this contract in 2019, 2020 and 2021 but unpaid amounts remain due from the Iranian customer for services performed in prior years by NNE A/S’ subsidiaries. It is uncertain when NNE A/S will receive payment from the Iranian customer with respect to these unpaid amounts.

Novo Nordisk’s gross revenue related to transactions with GOI-owned or controlled entities in 2021 was not in excess of 1% of Group sales. Novo Nordisk does not allocate its net profit on a country-by-country or activity-by-activity basis, other than as set forth in Novo Nordisk’s consolidated financial statements prepared in accordance with IFRS as issued by the IASB; however, Novo Nordisk estimates that its net profit attributable to the transactions with the GOI discussed above would not exceed a de minimis percentage of the Group’s total net profit in 2021.

The purpose of Novo Nordisk’s Iran-related activities is to provide access to important and life-saving pharmaceutical products such as insulin and haemophilia products to patients in Iran, and to improve the healthcare of the Iranian people in accordance with Novo Nordisk’s access to care strategy. For that purpose, and because Novo Nordisk has determined that its activities comply with all applicable laws, Novo Nordisk intends to continue these activities (including local production of these products in Iran).

C. ORGANIZATIONAL STRUCTURE
For information regarding the organizational structure and securities exchange listings of Novo Nordisk A/S, the main shareholder Novo Holdings A/S and the Novo Nordisk Foundation and the ownership structure of Novo Nordisk A/S, reference is made to the sections ‘Shares and capital structure’ on pages 37-39 and ‘Corporate governance’ on pages 20-23 in our Annual Report 2021.

Companies in the Novo Nordisk Group are listed in our Annual Report 2021 on page 81, ‘Companies in the Novo Nordisk Group.’

D. PROPERTY, PLANT AND EQUIPMENT
The Company has its headquarters in Bagsværd, Denmark, where it occupies a number of buildings.

The Company believes that its current production facilities, including facilities under construction and planned for construction, are sufficient to meet its capacity requirements, including the capacity for meeting growing demand in the future for the products NovoLog®/ NovoRapid®, NovoLog Mix®/ NovoMix®, Levemir®, Victoza®, Tresiba®, Ryzodeg®, Xultophy®, Fiasp®, Ozempic®, Saxenda®, Rybelsus®, Glucagen®, NovoSeven®, NovoEight®, Rebinyn®/ Refixia®, NovoThirteen®/ Tretten®, Norditropin®, Esperoct®, Sogroya® and devices. Reference is made to the sections ‘Capital expenditures in 2021, 2020 and 2019’ under Item 4 for more information about the current expansion programs. For the nature of the Company’s property, plant and equipment, as of December 31, 2021 and 2020, reference is made to Note 3.1 ‘Intangible assets and property, plant and equipment’ in our Annual Report 2021.

On December 17, 2021, the Company announced supply challenges for its product Wegovy® in the United States. The Company does not expect to be able to meet demand in the United States in the first half of 2022 and few new patients are expected to be able to initiate treatment. The priority for the Company is patients who have already initiated treatment with Wegovy®. The Company expects to be able to meet demand in the United States in the second half of 2022. For more information regarding the Wegovy® supply constraints, reference is made to page 31 of the Annual Report 2021.

The major production facilities owned by the Company are located at a number of sites in Denmark, and internationally in the United States, France, China and Brazil. There are no material encumbrances on the properties; however, the facilities in Tianjin, China are constructed on land where the remaining term of the leases is 32 and 36 years.

Novo Nordisk Form 20-F 2021

ITEM 4 INFORMATION ON THE COMPANY
Active pharmaceutical ingredient (API) production is located in Denmark, primarily in Kalundborg and with secondary locations in Hillerød and Gentofte, both in Denmark, as well as in New Hampshire, United States, although a new API production site in Clayton, North Carolina in the United States is being established.

The following table sets forth certain information regarding our major production sites.

MAJOR PRODUCTION FACILITIES	Size of production area (square meters)	Major Production Activities
Kalundborg, Denmark	168,300	Active pharmaceutical ingredients for diabetes and obesity as well as products for diabetes care
		Active pharmaceutical ingredients for haemophilia.
		Products for biopharm

Hillerød, Denmark	156,700	Durable devices and components for disposable devices
		Products for diabetes and obesity
		Active pharmaceutical ingredients for haemophilia

Bagsværd, Denmark	111,200	Products for diabetes and obesity

Clayton, North Carolina, United States	89,000	Active pharmaceutical ingredients for diabetes and obesity (purification)
		Products for diabetes and obesity

Gentofte, Denmark	70,800	Active pharmaceutical ingredients for glucagon and growth hormone therapy
		Products for growth hormone therapy, glucagon and haemophilia

Tianjin, China	67,200	Products for diabetes
		Production of durable devices

Chartres, France	56,400	Products for diabetes

Montes Claros, Brazil	56,200	Products for diabetes
		Gel production for active pharmaceutical ingredients

Måløv, Denmark	54,800	Products for hormone replacement therapy
		Products for oral antidiabetic treatment
		Products for oral diabetes treatment

New Hampshire, United States	14,800	Active pharmaceutical ingredients for haemophilia and growth hormone therapy

In August 2019, the Company acquired an existing tablet facility in Durham, North Carolina, United States to strengthen the establishment of the Company’s local U.S. supply chain for Rybelsus® and other potential future oral products. The facility is expected to be operational during 2023 and its production area is expected to be 1,350 square meters. The expected amount of expenditures for this facility including acquisition price and rebuilding work is approximately DKK 460 million, with realized spend of DKK 430 million as of December 31, 2021. The facility will be financed by cash flow from operating activities.

In February 2021, the Company began the expansion of an existing facility at the production site in Måløv, Denmark, to increase the capacity for Rybelsus® and other potential future oral products. The expansion is expected to be finalized during the fourth quarter of 2022 and it will increase the production area with 4,890 square meters. The expected amount of expenditures for this expansion is approximately DKK 550 million with realized spend of DKK 285 million as of December 31, 2021. The expansion will be financed by cash flow from operating activities.

In August 2021, the Company began the construction of a new pre-filled syringe line in Gentofte, Denmark, to expand the finished product capacity for biopharm products. The line is expected to be operational during the first quarter of 2024 and its production area is expected to be 1,500 square meters. The expected amount of expenditures for this facility is approximately DKK 580 million with realized spend of DKK 75 million as of December 31, 2021. The facility will be financed by cash flow from operating activities.

In December 2021, the Company announced the investment in construction of a single-dose device finished production facility in Kalundborg, Denmark, to secure flexibility in assembly and packaging processes. The facility is expected to be operational during the second quarter of 2023 and its production area is anticipated to be 2,800 square meters. The expected amount of expenditures for this facility is approximately DKK 790 million with realized spend of DKK 100 million as of December 31, 2021. The facility will be financed by cash flow from operating activities.

Novo Nordisk Form 20-F 2021

ITEM 4 INFORMATION ON THE COMPANY
In December 2021, the Company announced the investment in construction of a new purification facility and a new recovery facility as well as rebuilding of one existing fermentation facility at the production site in Kalundborg, Denmark. The investment will establish additional capacity for manufacturing active pharmaceutical ingredients. The facilities are expected to increase the production area with 58,000 square meters. The facilities are expected to be operational during the first quarter of 2027 and the expected amount of expenditures is DKK 16,500 million with realized spend of approximately DKK 740 million as of December 31, 2021. The facilities will be financed by cash flow from operating activities.

ITEM 4A    UNRESOLVED STAFF COMMENTS
None.

ITEM 5        OPERATING AND FINANCIAL REVIEW AND PROSPECTS

New accounting pronouncements
Reference is made to Note 1.2 ‘Changes in accounting policies and disclosures’ in our Annual Report 2021.

A. OPERATING RESULTS
Reference is made to the section ‘Forward-looking statements’ on page 37 and the discussion under the caption ‘Risk factors’ under Item 3. Further reference is made to our Annual Report 2021 ‘Risk management’ on pages 41-42.

The information in this section is based on our Annual Report 2021 and should be read in conjunction with such report. The analysis and discussion included in such report is primarily based on the Company's consolidated financial statements which are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

2021 compared with 2020
The following portions of our Annual Report 2021 constitute the Board of Directors’ and Executive Management’s discussion and analysis of results of operations (incorporated herein by reference): ‘Introducing Novo Nordisk’ (pages 4-9) and ‘2021 performance and 2022 outlook’ (pages 33-36).

2020 compared with 2019
For a discussion of our results of operations for 2020 compared with 2019, see “Item 5-A. Operating Results-2020 Compared with 2019” included in our 2020 Annual Report on Form 20-F (File No. 333-82318) filed with the SEC on February 3, 2021.

Segment information
Reference is made to Note 2.2 ‘Segment information’ in our Annual Report 2021 for details on segmented results.

Foreign currencies
Reference is made to Note 4.3 ‘Financial risks’ in our Annual Report 2021 and for further description of foreign currency exposure and hedging activities, reference is made to the description of financial instruments in Note 4.4 ‘Derivative financial instruments’ in our Annual Report 2021.

Governmental policies
Please refer to pages 11-39 ‘Strategic aspirations’ in our Annual Report 2021 and Item 4 hereof.

Off-balance sheet arrangements
Reference is made to Note 4.3 ‘Financial risks’ and Note 5.2 ‘Commitments’ in our Annual Report 2021.

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

Financial resources
Reference is made to page 51 ‘Cash flow statement’ and page 52 ‘Balance sheet’ in our Annual Report 2021. In addition, Novo Nordisk has obtained a credit rating from two independent external rating agencies.

Novo Nordisk believes its financial resources are sufficient to meet its requirements for at least the next 12 months.

Novo Nordisk Form 20-F 2021

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Cash flow in 2021, 2020 and 2019
Reference is made to page 51 ’Cash flow statement' in our Annual Report 2021.

The most significant source of cash flow from operating activities is sales of Diabetes and Obesity care and Biopharm products. Generally, other factors that affect operating earnings, such as pricing, volume, product mix, costs and exchange rates, also have an impact on realized cash flow from operating activities. Except as disclosed in Note 4.6 'Cash and cash equivalents' in our Annual Report 2021, there are no material restrictions on the ability of subsidiaries with material cash amounts to transfer funds to the parent company, Novo Nordisk A/S.

Trade receivable program
Trade receivable program, as of December 31, 2021, 2020 and 2019, respectively, are shown in Note 4.3 ‘Financial risks’ in our Annual Report 2021.

Debt financing
Reference is made to page 52 ‘Balance sheet’ and to Note 4.5 ‘Borrowings’ in our Annual Report 2021 for information on Current and Non-current debt.

Derivative financial instruments
Novo Nordisk only hedges commercial exposures and consequently does not enter into derivative transactions for trading or speculative purposes. Currency hedging is done with foreign exchange forwards and foreign exchange options. Reference is made to Note 4.3 ‘Financial risks’ and Note 4.4 ‘Derivative financial instruments’ in our Annual Report 2021 for further information on financial instruments including currency exposure.

Commitments for capital expenditure etc.
Contractual obligations for capital expenditure and other contingent liabilities as of December 31, 2021 and 2020, respectively, are shown in Note 5.2 ‘Commitments’ in our Annual Report 2021.

The Executive Management of the Group believes that the obligations are covered by the Group’s financial resources as well as expected future cash flows from operating activities.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
The primary focus of Novo Nordisk’s research and development is on therapeutic proteins within diabetes, obesity, haemophilia, growth disorders and other serious chronic diseases such as NASH (non-alcoholic steatohepatitis), cardiovascular diseases, chronic kidney disease and Alzheimer’s disease.

Reference is made to Note 2.3 ‘Research and development costs’ in our Annual Report 2021 for research and development costs in 2021, 2020 and 2019, respectively. Novo Nordisk’s research and development organization is comprised of approximately 8,500 employees as of December 31, 2021.

Research costs comprise the early stages of the drug development cycle from the initial drug discovery until the drug is ready for administration to humans. The activities initially focus on identifying a single drug candidate with a profile that will support a decision to initiate development activities. Before selection of the final drug candidate, it is tested in animals to gather efficacy, toxicity and pharmacokinetic information. Development costs are incurred from the start of phase 1, when the drug is administered to humans for the first time; these are the projects captured in the ’Pipeline overview’ (page 27 of our Annual Report 2021). The final product is developed, and subsequent clinical trials (phases 2 and 3) are conducted to further test the drug in humans, using the results from these trials to attempt to obtain marketing authorization, permitting Novo Nordisk to market and sell the developed products. Historically, Novo Nordisk has spent approximately 70-80% of total research and development expenditures on clinical development activities, and approximately 20-30% on research activities. The split between research and development will fluctuate in individual years depending on the composition of the clinical development portfolio.

In general, Novo Nordisk expects that growth in research and development spending will follow a trend in line with or slightly above sales growth indicating that the research and development cost to sales ratio is expected to gradually increase in the foreseeable future. Thus, Novo Nordisk currently expects to modestly expand upon the current expenditure level of around 12-13% of sales in research and development activities going forward. Development costs in 2021 were driven by significant investments late-stage trials with oral semaglutide in diabetes care, semaglutide in obesity as well as investments in cardiovascular outcome trials as well as the acquisition of Dicerna Pharmaceuticals, Inc. This acquisition substantially increased the size of the pipeline in 2021. Novo Nordisk initiated several phase 3 trials in 2021, see the below table for the full list.

Novo Nordisk Form 20-F 2021

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following Novo Nordisk compounds are currently in phase 3 development or have recently been filed for regulatory approval:

COMPOUND / BRAND NAME / INDICATION	Year entered into phase 3 or filed with the regulatory authorities	Patent expiration
Somapacitan (NN8640) Once-weekly human growth hormone / Growth disorder	Adult GHD has been approved in the US and Japan and received positive opinion in the EU. The GHD in children trial was completed in 2021. Regulatory submission of the children and adolescent indication is expected in 2022.	2034[1]

Semaglutide 2.4 mg obesity (NN9536) / Obesity	Phase 3 completed in 2020. Regulatory approval was received in the US and UK in 2021. A positive opinion was received by the EU's regulatory agency, EMA CHMP, in 2021.	2032

Semaglutide 2.0 mg diabetes (NN9535) / Diabetes	Phase 3 completed in 2020 and submitted for regulatory review in 2020 in the EU and filed twice in 2021 in the U.S. due to a refusal to file received from the FDA after the first submission.	2032

Semaglutide (oral) 25 mg and 50 mg diabetes (NN9924) / Diabetes	Phase 3 initiated in 2021	2032

Semaglutide (oral) 50 mg / Obesity	Phase 3 initiated in 2021	2032

Concizumab (NN7415) / Haemophilia A and B with or without inhibitors	Phase 3 initiated in 2019	2033[2]

Insulin Icodec (NN1436) / Once-weekly basal insulin analogue	Phase 3 initiated in 2020	2036[3]

Icosema (NN1535)/ A combination of GLP-1 semaglutide and insulin icodec	Phase 3 initiated in 2021	2036[3]

Macimorelin (EX2020)	Phase 3 initiated in 2021	2027[4]

Mim8 (NN7769)	Phase 3 initiated in 2021	2039

Semaglutide in NASH (NN9931)	Phase 3 initiated in 2021	2032

Semaglutide in Alzheimer's (NN6535)	Phase 3 initiated in 2021	2032
1 Current estimate United States. Key EU markets estimate 2035, Japan expiry 2036
2 Current estimate United States. Key EU markets estimate 2034, Japan expiry 2034
3. Current estimate United States. Key EU markets and Japan estimate 2034
4 Protects method of use and kits of parts

During 2021 Novo Nordisk did not discontinue any development projects in phase 3. In determining whether or not any project or group of related projects is significant, we consider the following qualitative and quantitative criteria:

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
•Position of payers, the medical society and patients towards treatment with the drug and price of the drug;
•Expected uptake in market following launch; and
•Expected net present value of the project.

In assessing the criteria listed above, we refer to ‘Risk management’ on pages 41-42 in our Annual Report 2021. It is important to note that due to the risks and uncertainties involved in progressing through pre-clinical development and clinical trials, and the time and cost involved in obtaining regulatory approvals, we cannot reasonably estimate the nature, timing, completion dates and costs of the efforts necessary to complete the development. The nature of Novo Nordisk’s development activities is such that a compound must first be proven to work by means of multiple clinical trials, which may require treatment of thousands of patients and could take years to complete. Even if initial results of preclinical studies or clinical trial results are promising, the Company may obtain different results that fail to show the desired levels of safety and efficacy, or Novo Nordisk may not obtain applicable regulatory approval for a variety of other reasons. The compound must be accepted by either the FDA, the European Medicines Agency or by similar agencies around the

Novo Nordisk Form 20-F 2021

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS
world, each of which may have differing requirements. During each stage, there is a substantial risk that Novo Nordisk will encounter serious obstacles which will further delay us, or that the Company will not achieve its goals and, accordingly, may abandon a product in which it has invested substantial resources. Furthermore, the commercial potential of a project is dependent on the label granted by the regulatory authority upon approval. The label specifies for which indications a product can be used, major and minor safety concerns associated with drug treatment, as well as if the drug can be combined with other types of medication. Thus a label can restrict usage substantially. Reference is made to the caption ‘Risk factors’ contained under Item 3 hereof.

Given the uncertainties related to the process of product development, during the periods presented in our 2021 Form 20-F no single project in product development was significant based on the qualitative and quantitative criteria. However, during the periods presented, two groups of projects were considered significant; the Diabetes and Obesity care group and the Biopharm group.

Information related to selected research and development projects can be found under ‘Research and development progress’ on page 28 in our Annual Report 2021.

D. TREND INFORMATION
The key drivers behind Novo Nordisk’s performance continue to be the changes in demographics globally reflecting a continuous growth in the proportion of people who live in cities (urbanization), an increasing proportion of elderly people and a growing problem of obesity. These trends have contributed to the significant increase in the number of people with diabetes worldwide. According to the International Diabetes Federation, the number of people with diabetes is projected to increase from 463 million today to 700 million in 2045. Diabetes and Obesity care is Novo Nordisk’s largest segment comprising more than 80% of sales. The epidemic growth in the number of people with diabetes, continuing transition from older to newer insulin generations, increasing use of GLP-1, new delivery devices and market share gains are all driving Novo Nordisk’s growth within the Diabetes and Obesity care segment. Further, the roll-out of a number of new products within Diabetes and Obesity care (Ozempic®, Rybelsus®, Tresiba®, Ryzodeg®, Xultophy®, Fiasp® and Wegovy®) are expected sales growth drivers.

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

In 2021, payers continued to leverage their size and control to demand higher rebates, particularly in the basal insulin segment. As a result, average prices after rebates for the Novo Nordisk portfolio in 2021 in the United States declined. Since January 2021, Novo Nordisk implemented a new policy relating to 340B Drug Pricing Program (under Section 340B of the Public Health Service Act, pharmaceutical manufacturers participating in Medicaid are required to sell outpatient drugs at discounted prices to certain health care organizations that care for uninsured and low-income patients). This policy has slightly reduced the yearly pricing pressure, resulting in a 2021 sales benefit of less than 3% of US net sales. Ultimately, insulin pricing pressure is expected to continue in the future, driven by: increasing rebates in the commercial segment, the effect of payer consolidation, increasing exposure to high rebate channels such as Medicare and Medicaid, as well as increasing competition from biosimilars. Reference is made to note 2.1 'Net sales and rebates' in our Annual Report 2021 for further information.

For 2022, average prices after rebates are expected to decline further compared with 2021 prices, predominantly driven by the insulin class. Importantly, market access for Novo Nordisk’s products is expected to remain at a level similar to that experienced in 2021.
For further information on trends, reference is made to the section ‘2021 performance and 2022 outlook’ on pages 33-36 in our Annual Report 2021. Information about expectations for the financial year 2022 can be found on page 36 in the subsection ‘2022 Outlook’.

E. CRITICAL ACCOUNTING ESTIMATES
Reference is made to Note 1.1 ‘Principal accounting policies and key accounting estimates’ in our Annual Report 2021.

Novo Nordisk Form 20-F 2021

ITEM 6 DIRECTORS, EXECUTIVE MANAGEMENT AND EMPLOYEES
ITEM 6        DIRECTORS, EXECUTIVE MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND EXECUTIVE MANAGEMENT
Reference is made to pages 44-45 in our Annual Report 2021 for name, position and period of service as director for the members of the Board of Directors.

Reference is made to page 47 in our Annual Report 2021 for name, position, age and other management duties for the members of Executive Management. Business experience, year of appointment and year of joining Novo Nordisk for each member of Executive Management are included below:

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

Monique Carter
Executive vice president and head of People & Organisation

Ms Carter joined Novo Nordisk in November 2018 as SVP for Global People and Organisation and was promoted to executive vice president in August 2019.

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

Mr Helfgott joined Novo Nordisk from AstraZeneca, UK, where he was global vice president in charge of the company's Cardiovascular, Metabolism and Renal global franchise. He joined AstraZeneca in 2005 in an international sales effectiveness role and has since held operational leadership roles with increasing responsibilities in Italy, Spain and at corporate headquarters. Prior to this, Mr Helfgott was with McKinsey & Company in Paris, Moscow and Brussels from 1998 to 2005.

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

Novo Nordisk Form 20-F 2021

ITEM 6 DIRECTORS, EXECUTIVE MANAGEMENT AND EMPLOYEES

Martin Holst Lange
Executive vice president and head of Development

Mr Lange joined Novo Nordisk in 2002, as first operationally and subsequently medically responsible for several projects within Global Development. From 2006 to 2008 Mr Lange worked in Novo Nordisk Inc., USA, in the Medical Department as senior medical director. In 2008, he moved back to Denmark and became vice president, Medical & Science liraglutide, transferring in 2010 to insulin degludec in a similar position. From 2013 to 2017, he served as corporate project vice president for Insulin & Diabetes Outcomes and subsequently Insulin & Devices. In January 2018, he was appointed senior vice president for Global Development. In March 2021, Mr Lange was appointed executive vice president and head of Development.

From 1997 to 2002, Mr Lange did clinical work as well as clinical research of which the latter, three years at the Department of Endocrinology, National University Hospital, Denmark. Dr Lange has served on the Board of Directors of Beta Bionics Inc., USA.

Marcus Schindler
Executive vice president and head of Research & Early Development and Chief Scientific Officer (CSO)

Mr Schindler joined Novo Nordisk in January 2018 as senior vice president for External Innovation and Strategy. From March 2018 to 2021 he was senior vice president for Global Drug Discovery and in March 2021, Mr Schindler was appointed executive vice president Research & Early Development and chief scientific officer.

Prior to joining Novo Nordisk Mr Schindler was vice president, head of Cardiovascular and Metabolic Diseases innovative Medicines at AstraZeneca, Sweden. From 2009 to 2012, he was head of Research at (OSI) Prosidion, Oxford, UK. From 2000 to 2008, he worked in various leadership roles at Boehringer Ingelheim, Germany after having started his career with Glaxo Wellcome/GSK, UK in 1997.

Camilla Sylvest
Executive vice president and head of Commercial Strategy & Corporate Affairs

Ms Sylvest joined Novo Nordisk in 1996 as a trainee. From 1997 to 2008 Ms Sylvest had roles in headquarters and regions within pricing, health economics, marketing and sales effectiveness. In 2003, she was appointed vice president of sales and marketing effectiveness in Region Europe. From 2008 to 2015 Ms Sylvest headed up subsidiaries and business areas of growing size and complexity in Europe and Asia and in 2013 she was also appointed corporate vice president. In August 2015 Ms Sylvest was appointed senior vice president and general manager of Novo Nordisk’s Region China. In October 2017, Ms Sylvest was promoted to executive vice president and head of Commercial Strategy & Corporate Affairs.

Henrik Wulff
Executive vice president and head of Product Supply, Quality & IT

Mr Wulff joined Novo Nordisk in 1998 in the logistic and planning function. From 2001 to 2008 he held different managerial roles within Novo Nordisk’s manufacturing organization, Product Supply, before being appointed senior vice president of Diabetes API in Product Supply, Denmark. In 2012 Mr Wulff was appointed senior vice president of the worldwide division Diabetes Finished Products. In 2013 he was promoted senior vice president of Product Supply globally. In April 2015 Mr Wulff was promoted executive vice president and in 2019 his area of responsibility expanded to also cover Global IT and Quality Assurance.

Novo Nordisk has a two-tier management structure consisting of the Board of Directors and Executive Management.

The Board of Directors is responsible for the overall strategic direction and supervises the performance of the company, strategy implementation and the work of Executive Management.

Executive Management, in turn, is responsible for the day-to-day management of the company, development and implementation of strategies and policies, the company’s operations and organization and timely reporting to the Board of Directors and Novo Nordisk’s stakeholders.
The Board of Directors and Executive Management are separate bodies, and no one serves as a member of both.

The key roles of the members of Board of Directors and members of Executive Management outside the Company are included in our Annual Report 2021 on pages 44-47.

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

B. COMPENSATION
For compensation data in respect of the members of the Company’s Board of Directors, reference is made to section 2.2 'Remuneration composition', section 2.4 'Board and committee fee levels 2021' and section 2.5 'Board remuneration 2021' in our Remuneration Report 2021.

For compensation data in respect of the members of the Company’s Executive Management, reference is made to section 3.1 'Remuneration policy', section 3.2 'Remuneration composition', section 3.4 'Executive remuneration in 2021’, section 3.6 'Short-term incentive programme 2021', section 3.7 'Long-term incentive programme 2021' and section 3.9 'Long-term incentive programs 2019, 2020 and 2021 – unvested shares' in our Remuneration Report 2021 and note 5.1 'Share-based payment schemes' in our Annual Report 2021.

Novo Nordisk Form 20-F 2021

ITEM 6 DIRECTORS, EXECUTIVE MANAGEMENT AND EMPLOYEES
C. BOARD PRACTICES
The year of election and term for each member of the Board of Directors is included in our Annual Report 2021 on pages 44-45. The year of appointment for each member of Executive Management is included in Item 6A.

The Audit Committee
The Audit Committee assists the Board of Directors with the oversight of: the external auditors; the internal audit function; the process for handling complaints reported through the Compliance Hotline (whistleblowing); financial and ESG (environmental, social, and governance) reporting; financial risk management system and financial counterpart exposure; business ethics compliance; information security; and insurance coverage.

Under Danish law, the statutory external auditor is elected by the shareholders. All shareholders as well as the Board have the right to propose candidates for election. The Audit Committee recommends to the Board the statutory external auditor to be nominated by the Board and elected by the shareholders at the annual general meeting.

As part of its oversight of external reporting, the Audit Committee discusses significant legal and tax issues with the chief financial officer, head of finance & compliance, the general counsel, head of group internal audit and the external auditors. The chief financial officer is charged with responsibility for the tax strategy and policy, which is endorsed by the Board of Directors.

The Audit Committee has five members elected by the Board of Directors from among its members. One member is designated as chair and one member is an employee-elected Board member.

In March 2021, the Board of Directors elected the following members to the Audit Committee: Laurence Debroux (re-elected, member since 2019 and chair since 2021), Andreas Fibig (re-elected, member since 2018), Sylvie Grégoire (re-elected, member since 2015), Henrik Poulsen (elected, member since 2021), and Stig Strøbæk (re-elected, member since 2013, employee-elected Board member).

Remuneration Committee
The Remuneration Committee assists the Board of Directors with the preparation and/or oversight of: the Remuneration Policy for the members of the Board of Directors and Executive Management; the remuneration of the members of the Board of Directors and its committees; the remuneration and employment terms of Executive Management; and the Remuneration Report and other reporting.

The Remuneration Committee has four members elected by the Board of Directors from among its members. One member is designated as chair and one member is an employee-elected Board member.

In March 2021, the Board of Directors elected the following members to the Remuneration Committee: Jeppe Christiansen (re-elected, member since 2015 and chair since 2017), Laurence Debroux (elected, member since 2021), Anne Marie Kverneland (re-elected, member since 2017, employee-elected Board member), and Martin Mackay (elected, member since 2021).
Directors’ service contracts
Reference is made to page 20 in our Annual Report 2021 the description of the termination payments for Executive Management.

D. EMPLOYEES
Reference is made to the section 'Employees' on page 89 and Note 2.4 'Employee costs' in our Annual Report 2021 regarding the total number of full-time employees in Novo Nordisk at year-end for the years 2017–2021. Employees outside Denmark as a percentage of the total number of employees for 2021 was 61% (2020: 61% and 2019; 61%).

Executive Management believes that the Company has a good relationship with its employees in general and with the labor unions of the Novo Nordisk employees.

E. SHARE OWNERSHIP
For information on the Board of Directors and Executive Management members' individual holdings of shares and restricted stock units, including shares and restricted stock units granted in the year ended December 31, 2021 and trading in shares by the Board of Directors and Executive Management in the same period, reference is made to section 2.6 'Shareholdings by the Board' and section 3.10 'Shareholdings by Executive Management' in our Remuneration Report 2021 and Note 5.1 'Share-based payment schemes' in our Annual Report 2021. As of February 1, 2022, the members of the Board of Directors and Executive Management held 563,186 B shares, representing in the aggregate less than 1% of the beneficial ownership of the Company.

In the period from January 1, 2022 until February 2, 2022, no B shares were sold or purchased by the members of the Board of Directors or Executive Management. The internal rules on trading in Novo Nordisk securities by members of the Board of Directors and Executive Management only permit trading in the 15 calendar day period following each quarterly earnings announcement. For

Novo Nordisk Form 20-F 2021

ITEM 6 DIRECTORS, EXECUTIVE MANAGEMENT AND EMPLOYEES
information on vested shares for Executive Management on February 2, 2022, reference is made to section 3.8 'Long-term incentive programme 2018 – vested shares’ in our Remuneration Report 2021.

For further information, reference is made to Note 5.1 'Share-based payment schemes' in our Annual Report 2021.

ITEM 7        MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS
For information on major shareholders reference is made to ‘Shares and capital structure’ on pages 37-39 in our Annual Report 2021.

Novo Nordisk Foundation (the 'Foundation') owns its shares in Novo Nordisk A/S through Novo Holdings A/S. The purpose of Novo Holdings A/S is to administer the Foundation's portfolio of securities and minority capital interests and to administer and vote on the A shares and B shares in Novo Nordisk A/S, thereby securing a satisfactory financial return for Novo Holdings A/S' sole shareholder, the Foundation.

Under the Foundation’s statutes, the Foundation is governed by a Board of Directors, which must be comprised of six to 12 members (of whom at least two members must have a medical or scientific background, and at least one of these two members must have a medical background). Members of the Foundation’s Board of Directors are typically nominated by the Foundation’s nomination committee and elected by a two-thirds vote of the Board members who have themselves been previously elected pursuant to the Foundation’s statutes. Any Board member can be removed as provided for in the Danish Act on Foundations (‘lov om erhvervsdrivende fonde’). In addition, employee-elected Board members are elected for a statutory four-year term by the employees of the Foundation and of the subsidiaries of the Foundation. No person or entity exercises any kind of formal influence over the Foundation’s Board. The Foundation’s Board currently consists of nine persons, one of whom also being an employee-elected Board member of Novo Nordisk A/S (Anne Marie Kverneland).

Under Novo Holdings A/S’ statutes, Novo Holdings A/S is governed by a Board of Directors, which must be comprised of three to nine members elected annually by the shareholders. According to the Foundation’s statutes, its Board can and shall provide for members of its own Board of Directors to be elected to Novo Holdings A/S’ Board of Directors. Novo Holdings A/S’ Board of Directors is currently comprised of eight members, two of whom are also members of the Foundation’s Board of Directors (Steen Risgaard and Lars Rebien Sørensen) and two of whom are also members of the Board of Directors of Novo Nordisk A/S (Jeppe Christiansen and Henrik Poulsen). Moreover, the chief executive officer of Novo Holdings A/S (Kasim Kutay) is also a member of the Board of Directors of Novo Nordisk
A/S. The Chair of the Foundation’s Board of Directors (Lars Rebien Sørensen) serves as the Chair of Novo Holdings A/S’ Board of Directors.

The A shares in Novo Nordisk A/S held by Novo Holdings A/S cannot be sold or be subject to any disposition so long as the Foundation exists. The dissolution of the Foundation or any change in its objectives requires a unanimous vote of the Foundation’s Board of Directors. Other changes in the Foundation’s statutes require approval of two-thirds of the Foundation’s Board members and approval by the Danish foundation authorities. According to its statutes, the Foundation is required to maintain material influence over Novo Nordisk A/S and its majority vote in Novo Holdings A/S.
For further information reference is made to ‘Shares and capital structure’ on pages 37-39 in our Annual Report 2021.

The B shares of Novo Nordisk A/S are registered with VP Securities A/S (‘VP Securities’) and are not represented by certificates. Generally, VP Securities does not provide the Company with information with respect to registration. However, set forth below is information as of February 1, 2022 with respect to (a) any shareholder who is known to the Company to be the owner of more than 5% of any class of Novo Nordisk A/S' securities and (b) the total amount of any class owned by Novo Nordisk A/S and its subsidiaries (treasury shares) and by the Board of Directors and Executive Management as a group:

Title of class	Identity of person or group	Shares owned		Percent of class	Percent of total votes

A shares	Novo Holdings A/S	537,436,000		100.00	75.20
B shares	Novo Holdings A/S	110,519,000		6.23	1.55
B shares	Novo Nordisk A/S and subsidiaries (treasury shares)	33,526,721	*	1.89	0.47
B shares	Board of Directors and Executive Management	443,364		0.03	0.01
*) Treasury shares are included, however, voting rights of treasury shares cannot be exercised.

Novo Nordisk Form 20-F 2021

ITEM 8 FINANCIAL INFORMATION
For information on share repurchases under the Company's share repurchase program in 2019/2020 reference is made to Note 4.1 ‘Distribution to shareholders’ in our Annual Report 2021. Information on the 2021/2022 share repurchase program, reference is made to ‘Shares and capital structure’ on pages 37-39 in our Annual Report 2021.

In February 2022, Novo Nordisk announced a new DKK 22 billion share repurchase program to be executed during the following 12 months.
There is no complete record of all shareholders, nor of U.S. shareholders, and therefore it is not possible to give an accurate breakdown of geographical distribution of share capital nor of the number of B shareholders by country of residence. Additionally, certain of our B shares are held by brokers or other nominees and, as a result, the number of holders of record is not representative of the number of beneficial holders or of the residence of such beneficial holders.

However, based on available sources of information, as of December 31, 2021 it is estimated that share capital (including A and B share capital) was geographically distributed in the following manner: 39.7% Denmark, 31.5% North America, 3.5% UK, and 25.3% Other.

Furthermore, JPMorgan Chase Bank, N.A., our ADR Depositary, has informed us that as of December 31, 2021 the total number of ADRs outstanding was 165,061,020, representing approximately 10.1% of the issued B share capital outstanding (excluding treasury shares and shares held by Novo Holdings A/S) as at that date. All of the Company’s ADRs are held of record by the Depositary. For more information regarding our ADRs, see Item 12D below.

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

Related party transactions in 2021, 2020 and 2019 were primarily payments for services provided between the Novo Nordisk Group and the Novozymes Group, Xellia Pharmaceuticals ApS, Sonion A/S and transactions with associated companies. The overall financial impact of these related party transactions is limited.

On June 2, 2017, Novo Nordisk A/S entered into an agreement with Innate Pharma SA under which Innate Pharma SA acquired an exclusive license to Novo Nordisk A/S' anti-C5aR antibody program. Novo Nordisk A/S' stake in the share capital of Innate Pharma SA is 15.5%.

Since December 31, 2021, there have been no further significant transactions with related parties out of the ordinary course of business. For further information reference is made to Note 5.4 ‘Related party transactions’ in our Annual Report 2021.

C. INTERESTS OF EXPERTS AND COUNSEL
Not applicable.

ITEM 8        FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
The financial statements required by this item accompany this annual report in the form of our Annual Report 2021 (files as Exhibit no. 15.1 to this Form 20-F).

Legal proceedings
Reference is made to Note 3.4 ‘Provisions and contingent liabilities’ in our Annual Report 2021.

Dividends
Reference is made to ‘Shares and capital structure’, on pages 37-39 in our Annual Report 2021.

Novo Nordisk Form 20-F 2021

ITEM 9 THE OFFER AND LISTING
B. SIGNIFICANT CHANGES
No significant events have occurred since the date of the annual financial statements. For description of important events and achievements in 2021, reference is made to ´Introducing Novo Nordisk`, pages 4-9 and `2021 performance and 2022 outlook`, pages 33-36 in our Annual Report 2021.

ITEM 9        THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS
The Company's B shares are listed in Denmark on Nasdaq Copenhagen, and traded under the symbol "NOVO-B". The Company's ADRs are traded on the New York Stock Exchange under the symbol "NVO".

See Exhibit no. 2.2 to this Form 20-F for a description of the B Shares.

B. PLAN OF DISTRIBUTION
Not applicable.

C. MARKETS
Reference is made to ‘Shares and capital structure’, on pages 37-39 in our Annual Report 2021.

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

D. EXCHANGE CONTROLS
Other than the recently introduced Danish rules on screening of certain foreign direct investments, etc. in Denmark outlined below, (i) there are no governmental laws, decrees, or regulations in Denmark (including, but not limited to, foreign exchange controls) that restrict the export or import of capital, or that affect the remittance of dividends, interest or other payments to non-resident holders of the B shares or the ADRs, and (ii) there are no limitations on the right of non-resident or foreign owners to hold or vote the B shares or the ADRs imposed by the laws of Denmark or the Articles of Association of the Company.

Danish rules on screening of certain foreign direct investments, etc. in Denmark (the “Danish FDI Rules”) entered into force on 1 July 2021 and apply to foreign direct investments completed on or after September 1, 2021. Under the Danish FDI Rules, a screening mechanism applies to foreign direct investments in certain sensitive sectors, if the foreign investor obtains at least 10% ownership or voting rights, or equivalent control by other means. Among such sensitive sectors are companies and entities within critical infrastructure in Denmark that are necessary to maintain or restore the production, registration, distribution, and monitoring of prescription drugs. If a contemplated foreign direct investment in Novo Nordisk A/S is considered to fall within the scope of the mandatory screening mechanism, the foreign investor is required to apply for prior authorization with the Danish Business Authority.
If a foreign investor fails to comply with the Danish FDI Rules, the Danish Business Authority may impose restrictions, inter alia, ordering to reverse the investment or to suspend the foreign investor‘s voting rights.

Novo Nordisk Form 20-F 2021

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

Novo Nordisk Form 20-F 2021

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

Novo Nordisk Form 20-F 2021

ITEM 10 ADDITIONAL INFORMATION
H. DOCUMENTS ON DISPLAY
Documents referred to and filed with the SEC together with this Form 20-F can be read and copied at the SEC’s public reference room located at 100 F Street, NE, Washington, DC 20549. Please call the United States Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms.

Copies of this Form 20-F as well as our Annual Report 2021, Annual Report 2020, Remuneration Report 2021 and Remuneration Report 2020 can be downloaded from the Investors pages at novonordisk.com. The contents of this website are not incorporated by reference into this Form 20-F. This Form 20-F is also filed and can be viewed via EDGAR on www.sec.gov.

I. SUBSIDIARY INFORMATION
Not applicable.

ITEM 11    QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISKS

Financial exposure and financial risk management
For a description and discussion of the Company’s foreign exchange risk management, interest rate risk management, liquidity risk management and credit risk management, reference is made to Note 4.3 ‘Financial risks’ and ‘Risk management’ on pages 41-42 in our Annual Report 2021.

Sensitivity analysis
When conducting a sensitivity analysis, the Group assesses the change in fair value on the market-sensitive instruments following hypothetical changes in market rates and prices. The rates used to mark-to-market the instruments are market data as of December 31, 2021.

Interest rate sensitivity analysis
For information on Interest rate sensitivity analysis in the financial year of 2021, reference is made to Note 4.3 ‘Financial risks’ in our Annual Report 2021.

Foreign exchange sensitivity analysis
For information on Foreign exchange sensitivity analysis in the financial year of 2021, reference is made to Note 4.3 ‘Financial risks’ and ‘Risk management’ on pages 41-42 in our Annual Report 2021.

ITEM 12    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. DEBT SECURITIES
Not applicable

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

Novo Nordisk Form 20-F 2021

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

J.P. Morgan, as Depositary, has agreed to reimburse certain reasonable expenses related to Novo Nordisk’s ADR program and incurred by Novo Nordisk in connection with the program. In the year ended December 31, 2021, the Depositary reimbursed USD 4,046,565 for costs related to investor relations activities.

Novo Nordisk Form 20-F 2021

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

Novo Nordisk Management, including the Chief Executive Officer and Chief Financial Officer, evaluated the Company’s disclosure controls and procedures as of December 31, 2021. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2021, the Company’s disclosure controls and procedures were effective at the reasonable assurance level.

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

Novo Nordisk Management, including the Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2021, using the criteria established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (‘COSO’). Based on this assessment, Novo Nordisk Management, including the Chief Executive Officer and Chief Financial Officer, concluded that, as of December 31, 2021, the Novo Nordisk Group’s internal control over financial reporting was effective based on criteria stated in Internal Control – Integrated Framework (2013) issued by the COSO.

Dicerna Pharmaceuticals, Inc., a newly-acquired business, is exempt from the scope of the reporting and control requirements applicable to Novo Nordisk A/S under Section 404 of the Sarbanes-Oxley Act and is not included in management’s assessment of internal control over financial reporting for the year ended December 31, 2021, as the acquisition was completed on December 28, 2021. The total assets represent approximately 1.2% and total net profit represents approximately 0.0% of the consolidated financial statement amounts of Novo Nordisk as of and for the year ended December 31, 2021.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2021 has been audited by Deloitte, Statsautoriseret Revisionspartnerselskab, Denmark, an independent registered public accounting firm, as stated in their report which appears on page 32 of this Form 20-F.

Novo Nordisk Form 20-F 2021

ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERTS
Changes in internal controls over financial reporting
There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A     AUDIT COMMITTEE FINANCIAL EXPERTS

The Audit Committee is comprised of five members elected by the Board of Directors. One member is designated as chair and two members, Laurence Debroux (the chair), and Henrik Poulsen, are designated as Audit Committee financial experts as defined by the SEC.

Three members qualify as independent as defined by the SEC and two members rely on an exemption. See item 16D below. The chair, Laurence Debroux is independent as defined by the SEC.

Reference is made to pages 44-45 in our Annual Report 2021 for the name, position and experience for the members of the Audit Committee.

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

ITEM 16C    PRINCIPAL ACCOUNTANT FEES AND SERVICES

Reference is made to Note 5.5 ‘Fee to statutory auditors’ in our Annual Report 2021 regarding fees paid to our statutory auditors.

The audit opinions of Deloitte Statsautoriseret Revisionspartnerselskab (PCAOB no. 1294) and PricewaterhouseCoopers Statsautoriseret Revisionspartnerselskab (PCAOB no. 1081) are included in Item 18.

Statutory Audit Fees
Statutory audit fees consist of fees incurred for the annual audit of the Company’s Annual Report, the financial statements of the Parent Company, Novo Nordisk A/S, and financial statements of wholly-owned subsidiaries including audit of internal controls over financial reporting (Sarbanes–Oxley Act, Section 404). Also included are services that can only be provided by our auditor, such as audit services required for regulatory filings.

Audit-Related Fees
Fees for audit-related services consist of fees incurred for assurance and related services provided by the independent auditor but not restricted to those that can only be provided by the auditor signing the audit report. This includes, amongst others, the assurance provided on the Company’s social and environmental reporting included in the Annual Report 2021 and also includes work concerning interpretation of financial accounting reporting standards.

Tax Fees
Fees for tax advisory services include fees incurred for tax compliance services, tax consultations and assistance in connection with tax audits and appeals and transfer pricing.

Other Fees
Fees for other services comprise fees incurred for other permitted services such as compliance reviews in connection with healthcare laws and regulations and assessment of their impact on the distribution chain, review of IT security plans, preparation of benchmark reports and other permissible services not included in the categories above.

Novo Nordisk Form 20-F 2021

ITEM 16D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
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

Of the current five members of Novo Nordisk’s Audit Committee, three are considered independent, including the chair Laurence Debroux, and two members rely on an exemption.

Henrik Poulsen is a member of the Board of Directors of the main shareholder Novo Holdings A/S. Accordingly, his service on the Audit Committee is permissible pursuant to the exemption from the independence requirements provided for by paragraph (b)(1)(iv)(B) of Rule 10A-3.

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

ITEM 16E     PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

	Total Number of Shares Purchased (a)*	Average Price Paid per Share in DKK (b)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (c)	Maximum Approximate Value of Shares that may yet be purchased under the Plans or Programs in DKK (d)
2020 repurchase program
Status year end 2020**	37,600,522	424.88	37,600,522	1,024,234,763
January 1-31, 2021	2,245,000	435.27	39,845,522	47,061,840
February 1, 2021	108,649	433.15	39,954,171	40
Total***	39,954,171	425.49	39,954,171	40

2021 repurchase program				20,000,000,000
February 3-28, 2021	1,974,017	448.81	1,974,017	19,114,040,423
March 1-31, 2021	2,627,957	438.76	4,601,974	17,960,999,083
April 1-30, 2021	2,050,303	445.55	6,652,277	17,047,491,993
May 1-31, 2021	7,239,417	465.70	13,891,694	13,676,068,154
June 1-30, 2021	2,297,317	507.89	16,189,011	12,509,278,753
July 1-31, 2021	2,331,935	550.41	18,520,946	11,225,751,761
August 1-31, 2021	1,732,468	642.16	20,253,414	10,113,236,103
September 1-30, 2021	1,790,558	633.81	22,043,972	8,978,363,353
October 1-31, 2021	1,708,809	651.35	23,752,781	7,865,327,017
November 1-30, 2021	7,083,531	732.45	30,836,312	2,677,020,675
December 1-31, 2021	1,509,413	728.26	32,345,725	1,577,776,013
Total	32,345,725	569.54	32,345,725	1,577,776,013
*) All shares purchased through a publicly announced program.
**) Shares purchased under 2020 repurchase program during 2020.
***) As of February 2, 2021, Novo Nordisk had repurchased a total of 39,954,171 B shares equal to a transaction value of DKK 17 billion. The DKK 17 billion share repurchase program announced February 5, 2020 was thereby concluded.

Novo Nordisk Form 20-F 2021

ITEM 16F CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT
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

Under this authorization, a share repurchase program for 2020 of DKK 17 billion initiated in February 2020, was completed in February 2021. A new share repurchase program for 2021 of DKK 20 billion initiated in February 2021 was completed in February 2022. The shares have been purchased through a bank directly in the market or directly from Novo Holding A/S.

Column (a) shows shares Novo Nordisk purchased as part of our share repurchase program initiated in February 2020 (completed in February 2021) and our share repurchase program initiated in February 2021.

Notes to columns (c) and (d)
In order to maintain capital structure flexibility, the Board of Directors intends to propose at the annual general meeting on March 24, 2022, a reduction in the B share capital, by cancellation of 30 million shares (nominal value DKK 0.20) of current treasury B shares, to DKK 348,512,800. This would correspond to a 1.3% reduction of the total share capital.

ITEM 16F     CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

As a result of mandatory rotation of independent audit firms for public companies in Denmark, as established by the European Union regulations, Novo Nordisk could not renew PricewaterhouseCoopers Statsautoriseret Revisionspartnerselskab (“PwC”) contract for the fiscal year beginning January 1, 2021. Accordingly the Board of Directors in accordance with a recommendation from the Audit Committee proposed the appointment of Deloitte Statsautoriseret Revisionspartnerselskab (“Deloitte”) as Novo Nordisk’s new statutory auditor and independent registered public accounting firm. Deloitte was confirmed as statutory auditor for the fiscal year beginning January 1, 2021 at the annual general meeting held on March 25, 2021, replacing PwC. PwC was dismissed as Novo Nordisk’s independent registered public accounting firm on February 3, 2021 upon the issuance of its audit report in respect of the fiscal year ended December 31, 2020.

PwC’s audit reports on Novo Nordisk’s consolidated financial statements for the years ended December 31, 2020 and 2019 contained no adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principle.

During the years ended December 31, 2020 and 2019, and through February 3, 2021, there have been (i) no disagreements between Novo Nordisk and PwC on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of PwC, would have caused PwC to make reference thereto in their reports on the financial statements for such years, and (ii) no “reportable events” as that term is defined in Item 16F(a)(1)(v) of Form 20-F.

Novo Nordisk has provided PwC with a copy of the foregoing disclosure under this Item 16F and has requested PwC to furnish Novo Nordisk with a letter addressed to the Securities and Exchange Commission stating whether or not PwC agrees with such disclosure. A copy of PwC's letter dated February 2, 2022 is provided as Exhibit 15.4 of this Annual Report on Form 20-F.

During the years ended December 31, 2020 and 2019 and through March 25, 2021, neither Novo Nordisk nor anyone on its behalf consulted Deloitte in relation to either: (1) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on Novo Nordisk’s consolidated financial statements and neither a written report was provided to Novo Nordisk or oral advice was provided that Deloitte concluded was an important factor considered by Novo Nordisk in reaching a decision as to the accounting, auditing or financial reporting issue or (2) any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv)) of Form 20-F or a reportable event as that term is defined in Item 16F(a)(1)(v) of Form 20-F.

Novo Nordisk Form 20-F 2021

ITEM 16G CORPORATE GOVERNANCE
ITEM 16G    CORPORATE GOVERNANCE

Novo Nordisk A/S is a public limited company incorporated in Denmark and admitted to trading on Nasdaq Copenhagen. As a result, it follows the applicable Danish Corporate Governance Recommendations issued in December 2020 (applicable from the financial year commencing on 1 January 2021) in respect of its corporate governance practices.
Novo Nordisk A/S has ADRs listed on the New York Stock Exchange (the “NYSE”) and is therefore required to comply with certain U.S. securities laws and regulations, including the Sarbanes-Oxley Act, and the NYSE Corporate Governance Standards (the “NYSE Standards”) applicable to listed companies as described in the NYSE Listed Company Manual’s section 303A. As a foreign private issuer, Novo Nordisk A/S is permitted to follow the corporate governance practice of its home country in lieu of certain provisions of the NYSE Standards.

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

Under the Danish Corporate Governance Recommendations, at least half of the shareholder-elected Board members, i.e. excluding any employee-elected Board members, should be independent. Employees are entitled to be represented by half of the total number of the shareholder-elected Board members.

In accordance with the NYSE Standards, a director is not deemed independent if the director is, or has been within the last three years, an employee of the listed company, or an immediate family member is, or has been within the last three years, an executive officer, of the listed company. Rule 303A.02 defines ‘listed company’, for purposes of the independence standards, to include ‘any parent or subsidiary in a consolidated group with the listed company or such other company as is relevant to any determination under the independence standards set forth in this Section 303A.02(b)’.

Four employees have in accordance with the requirements in the Danish Companies Act been elected as Board members by the Danish employees of Novo Nordisk A/S. One Board member is an executive of Novo Holdings A/S. No other Board members or the Board members’ immediate family members have within the last three years been an employee or executive of Novo Nordisk A/S or any parent or subsidiary in a consolidated group with Novo Nordisk A/S or received any fees from Novo Nordisk A/S.

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

Audit Committee
Under Section 303A.06 of the NYSE Standards, the Audit Committee in a listed company must be composed entirely of independent directors as set out in section 303A.02 and, in the absence of an applicable exemption, Rule 10A-3(b)(1). The members of the Audit Committee are elected at a Board meeting held immediately following the annual general meeting. Novo Nordisk A/S' Audit Committee has five members. Three members satisfy the independence requirements of Rule 10A-3(b)(1) of the Securities Exchange Act and section 303A.02 of the NYSE Listed Company Manual and two members rely on an exemption.

Novo Nordisk Form 20-F 2021

ITEM 16G CORPORATE GOVERNANCE
One Audit Committee member is a member of the Board of Directors of the main shareholder Novo Holdings A/S relying on the exemption from the independence requirements in Rule 10A-3(b)(1) provided for by paragraph (b)(1)(iv)(B) of Rule 10A-3 and one Audit Committee member is an employee representative relying on the exemption from the independence requirements in Rule 10A-3(b)(1) provided for by paragraph (b)(1)(iv)(C) of Rule 10A-3. See Item 16D above for further details.
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

Remuneration Committee
Under the NYSE Standards listed companies must have a compensation committee composed entirely of independent directors, which requirement does not apply to Novo Nordisk A/S as a controlled company. Compensation committee members must satisfy the additional independence requirements specific to compensation committee membership set forth in section 303A.02(a)(ii). The NYSE Standards states that in affirmatively determining the independence of any director who will serve on the compensation committee of the listed company’s Board of Directors, the Board of Directors must consider all factors specifically relevant to determining whether a director has a relationship to the listed company which is material to that director’s ability to be independent from management in connection with the duties of a compensation committee member.

Novo Nordisk A/S has established a Remuneration Committee and the members of the Remuneration Committee are elected at a Board meeting held immediately following the annual general meeting. When electing the members, the Board of Directors considers all factors relevant to determine whether the members of the Remuneration Committee have a relationship to the Company which is material to the director’s ability to be independent from management when performing its duties. In the Danish Corporate Governance Recommendations it is recommended that at least a majority of the members of a board committee shall qualify as independent. Under the Danish Corporate Governance Recommendations, two members qualify as non-independent members, including the Chair, and two members qualify as independent members.

Hence, the composition of the Remuneration Committee does not conform to the Danish Corporate Governance Recommendations. This is due to the fact that the Board of Directors wishes to allow for a representative of the main shareholder, as well as an employee representative, both qualifying as non-independent, being on the Remuneration Committee while maintaining an operational structure with relatively few members.

Nomination Committee
Under the NYSE Standards listed companies must have a nominating/corporate governance committee composed entirely of independent directors, which requirement does not apply to Novo Nordisk A/S as a controlled company.

Novo Nordisk A/S has established a Nomination Committee and the members of the Nomination Committee are elected at a Board meeting held immediately following the annual general meeting. Novo Nordisk A/S' Nomination Committee consists of two members who are independent, including the Chair, and two members who are non-independent. In the Danish Corporate Governance Recommendations it is recommended that a majority of the members of a board committee shall qualify as independent.

Hence, the composition of the Nomination Committee does not conform to the Danish Corporate Governance Recommendations. This is due to the fact that the Board of Directors wishes to allow for representative of the main shareholder, as well as an employee representative, both qualifying as non-independent, being on the Nomination Committee while maintaining an operational structure with relatively few members.

Equity-compensation plans
Under Section 303A.08 of the NYSE Standards, shareholders must be given the opportunity to vote on all equity compensation plans and material revisions thereto, with certain limited exceptions. In 2021, a revised Remuneration Policy was adopted by the annual general meeting describing Board and Executive remuneration. The policy was adopted to further clarify and define certain elements in the Remuneration Policy adopted in 2020 and it applies to Board and Executive remuneration in relation to the calendar year 2021 onwards. All incentive programs offered to the Board and/or Executive Management shall comply with this framework. However, under Danish law, the practice of voting on equity-compensation plans is not contemplated and accordingly, equity compensation plans are only subject to shareholder approval if they result in the issuance of new shares (and not if treasury shares are used).

Novo Nordisk Form 20-F 2021

ITEM 16H MINE SAFETY DISCLOSURE
Code of business conduct and ethics
Under Section 303A.10 of the NYSE Standards, listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. Novo Nordisk has a global framework of rules and guidelines, including but not limited to the Novo Nordisk Way and a Business Ethics Code of Conduct, which describe the corporate principles on ethical business conduct. See Item 16B. While certain topics mentioned in the NYSE Listed Company Manual are addressed in this framework of rules and guidelines, others are not specifically addressed.

CEO certification
Under Section 303A.12(a) of the NYSE Standards, each listed company's Chief Executive Officer must certify to the NYSE each year that he or she is not aware of any violation by the listed company of NYSE Standards, qualifying the certification to the extent necessary. Novo Nordisk has opted to follow Danish law and regulations which do not contemplate such certifications.

ITEM 16H    MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I    DISCLOSURES REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Novo Nordisk Form 20-F 2021

ITEM 17 FINANCIAL STATEMENTS
PART III

ITEM 17    FINANCIAL STATEMENTS

See response to Item 18.

ITEM 18    FINANCIAL STATEMENTS

The financial statements required by this item accompany this annual report in the form of our Annual Report 2021 (see Item 19).

Reconciliation of non-IFRS financial measures
In the Financial statements, Novo Nordisk discloses certain financial measures of the Group’s financial performance, financial position and cash flows that reflect adjustments to the most directly comparable measures calculated and presented in accordance with IFRS. The inclusion of non-IFRS measures has been expressly permitted by the Danish Business Authority and thereby exempted from the prohibition in Item 10(e)(1)(ii)(C) of Regulation S-K. However, these non-IFRS financial measures may not be defined and calculated by other companies in the same manner and may thus not be comparable with such measures.

The non-IFRS financial measures presented in our Annual Report 2021 are:
•Free cash flow;
•Cash to earnings;
•Operating profit after tax to net operating assets;
•Financial reserves;
•Sales growth in constant exchange rates; and
•Operating profit growth in constant exchange rates.

Reference is made to the section ‘Non-IFRS financial measures’ on pages 83-84 in our Annual Report 2021.

Novo Nordisk Form 20-F 2021

ITEM 18 FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Novo Nordisk A/S

Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheet of Novo Nordisk A/S and its subsidiaries (the "Company") as of December 31, 2021, the related consolidated income statement, statement of comprehensive income, equity statement and cash flow statement for the year then ended, and the related notes (collectively referred to as the "financial statements"). We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

As described in the Report of Novo Nordisk Management on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Dicerna Pharmaceuticals, Inc., which was acquired on December 28, 2021, and whose total assets represent approximately 1.2% and total net profit represents approximately 0.0% of the consolidated financial statement amounts of the Company as of and for the year ended December 31, 2021. Accordingly, our audit did not include the internal control over financial reporting at Dicerna Pharmaceuticals, Inc.

Basis for Opinions
The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the Report of Novo Nordisk Management on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audit of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Novo Nordisk Form 20-F 2021

ITEM 18 FINANCIAL STATEMENTS
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters
The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

US sales rebates – Refer to notes 2.1 and 3.4 to the financial statements

Critical Audit Matter Description

In the United States (US), sales rebates are paid in connection with public healthcare insurance programmes, namely Medicare and Medicaid, as well as rebates to pharmacy benefit managers (PBMs) and managed healthcare plans. Since January 2021, the Group no longer provides 340B statutory discounts to certain pharmacies that contract with covered entities participating in the 340B Drug Pricing Program. Revenue can only be recognized to the extent that it is highly probable that a significant reversal in the amount of revenue recognized will not occur, and give rise to obligations which are provisioned and recorded as sales deduction at the time the related sales are recorded. The provision for sales rebates and discounts amounted to DKK 50,822 million as of December 31, 2021, a significant portion of which related to the US business.

We identified the US sales rebates, including provisions related to the 340B Drug Pricing Program, as a critical audit matter due to the significant measurement uncertainty involved in developing these provisions, as the provisions are based on legal interpretations of applicable laws and regulations, historical claims experience, payer channel mix, current contract prices, unbilled claims, claims submission time lags, and inventory levels in the distribution channel. In addition, significant judgments are involved in determining whether a significant reversal in the amount of cumulative revenue recognized will not occur. This led to significant auditor judgment, effort and subjectivity in applying procedures relating to these provisions.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to US sales rebates included the following, among others:
•We evaluated the appropriateness of the Company’s methodology and assumptions used to develop their sales rebates provisions, including provisions related to the 340B Drug Pricing Program, by involving audit professionals with industry and quantitative analytics experience to assist us in performing our auditing procedures.
•We tested the effectiveness of controls relating to sales rebates, including controls over the assumptions used to estimate these rebates.
•We tested rebate claims processed by the Company, including evaluating those claims for consistency with the conditions and terms of the Company’s rebate arrangements.
•We tested the overall reasonableness of the accruals recorded at period end by developing an expectation for comparison to actual recorded balances.
•We evaluated the Company’s ability to estimate sales rebates accurately by considering the historical accuracy of the Company’s estimates in prior year.

Acquisition of Dicerna Pharmaceuticals, Inc. – Intangible assets - Refer to notes 3.1 and 5.3 to the financial statements

Critical Audit Matter Description

The Company completed the acquisition of Dicerna Pharmaceuticals, Inc. for DKK 22,034 million on December 28, 2021. The Company accounted for the acquisition under the acquisition method of accounting for business combinations. Accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their respective preliminary fair values, including identified intangible assets of DKK 18,711 million which primarily included the RNAi research technology platform, pipeline assets as well as licensing and royalty agreements from collaborative relationships. The preliminary fair value determination of the intangible assets required management to make significant estimates and assumptions related to future cash flows and the selection of discount rates.
We identified the preliminary fair value determination of acquired intangible assets in the Dicerna Pharmaceuticals, Inc. acquisition as a critical audit matter because of the significant estimates and assumptions management makes to fair value these assets. This

Novo Nordisk Form 20-F 2021

ITEM 18 FINANCIAL STATEMENTS
required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists, when performing audit procedures to evaluate the reasonableness of management’s forecasts of future cash flows and the selection of discount rates.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the preliminary fair value determination of acquired intangible assets in the Dicerna Pharmaceuticals, Inc. acquisition included the following, among others:
•We tested the effectiveness of controls over the valuation of intangible assets, including management’s controls over forecasts of future cash flows and the selection of discount rates.
•We considered the impact of reasonably possible changes in key assumptions affecting future forecasted cash flows and discount rates and performed sensitivity calculations to quantify the impact of changes to management’s forecasted future cash flows and the selection of discount rates.
•We evaluated the reasonableness of management’s key estimates and assumptions related to the forecasted future cash flows by comparing these assumptions to historical results, relevant peer companies, and third-party industry reports.
•With the assistance of our fair value specialists, we evaluated the reasonableness of the (1) valuation methodology and (2) valuation assumptions by testing the source information underlying the determination of the valuation assumptions and testing the mathematical accuracy of the calculation.

/s/ Deloitte Statsautoriseret Revisionspartnerselskab
Copenhagen, Denmark
February 2, 2022
We have served as the Company’s auditor since 2021.

Novo Nordisk Form 20-F 2021

ITEM 18 FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Novo Nordisk A/S

Opinion on the Financial Statements

We have audited the consolidated balance sheet of Novo Nordisk A/S and its subsidiaries (the “Company”) as of December 31, 2020, and the related consolidated income statement, statement of comprehensive income, equity statement and cash flow statement for each of the two years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers
Statsautoriseret Revisionspartnerselskab
Hellerup, Denmark
February 3, 2021

We served as the Company's auditor from 1982 to 2020.

Novo Nordisk Form 20-F 2021

ITEM 19 EXHIBITS
ITEM 19    EXHIBITS

A. ANNUAL REPORT
The following pages from our Annual Report 2021 (see Exhibit no. 15.1) are incorporated by reference into this Form 20-F. The content of websites, scientific articles and other sources referenced on these pages are not incorporated by reference into this Form 20-F.

Page(s) in our Annual Report
Management Discussion and Analysis
Introducing Novo Nordisk	4-9
Strategic aspirations	11-39
Corporate governance	20-23
Pipeline overview	27
2021 performance and 2022 outlook	33-36
Shares and capital structure	37-39
Risk management	41-42
Board of Directors	44-46
Executive Management	47

Consolidated Financial Statements
Consolidated Income statement and Statement of comprehensive income for the years ended 31 December 2021, 2020 and 2019	50
Consolidated Cash flow statement for the years ended 31 December 2021, 2020 and 2019	51
Consolidated Balance sheet as of 31 December 2021 and 2020	52
Consolidated Equity statement at 31 December 2021, 2020 and 2019	53
Notes sections in the Consolidated financial statements	54-80
Companies in the Novo Nordisk Group	81

B. REMUNERATION REPORT
The following pages from our Remuneration Report 2021 (see Exhibit no. 15.5) are incorporated by reference into this Form 20-F. The content of websites, scientific articles and other sources referenced on these pages are not incorporated by reference into this Form 20-F.

Page(s) in the Remuneration Report

2.2 Remuneration composition	5
2.4 Board and committee fee levels 2021	6
2.5 Actual remuneration of the Board 2021	6
2.6 Shareholdings by the Board	7
3.1 Remuneration policy	8
3.2 Remuneration composition	8
3.4 Executive remuneration in 2021	10
3.6 Short-term incentive programme 2021	12
3.7 Long-term incentive programme 2021	13
3.8 Long-term incentive programme 2018 – vested shares	14
3.9 Long-term incentive programs 2019, 2020 and 2021 – unvested shares	15
3.10 Shareholdings by Executive Management	17

Novo Nordisk Form 20-F 2021

ITEM 19 EXHIBITS

C. EXHIBITS
List of exhibits:

Exhibit No.	Description	Method of filing

1.1	Articles of Association of Novo Nordisk A/S	Incorporated by reference to the Registrant’s Report furnished to the SEC on Form 6-K on March 25, 2021.

2.1	Description of the rights of American Depositary Shares registered under Section 12 of the Securities Exchange Act of 1934	Incorporated by reference to the description of the rights of American Depositary Shares included in Exhibit 2.1 to the Registrant's Report on Form 20-F for the year ended December 31, 2019.

2.2	Description of the rights of B Shares registered under Section 12 of the Securities Exchange Act of 1934	Filed together with this Form 20-F

8.1	Companies in the Novo Nordisk Group	Incorporated by reference to page 81 of the Annual Report 2021, filed as Exhibit no. 15.1 to this Form 20-F.

12.1	Certification of Lars Fruergaard Jørgensen, President and Chief Executive Officer of Novo Nordisk, pursuant to Section 302 of the Sarbanes–Oxley Act of 2002.	Filed together with this Form 20-F 2021

12.2	Certification of Karsten Munk Knudsen, Executive Vice President and Chief Financial Officer of Novo Nordisk, pursuant to Section 302 of the Sarbanes–Oxley Act of 2002.	Filed together with this Form 20-F 2021

13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes–Oxley Act of 2002.	Filed together with this Form 20-F 2021

15.1	The Registrant's Annual Report for the fiscal year ended December 31,2021.	Filed together with this Form 20-F 2021. Certain of the information included within Exhibit no. 15.1, which is provided pursuant to Rule 12b-23(a)(3) of the Securities Exchange Act of 1934, as amended, is incorporated by reference in this Form 20-F, as specified elsewhere in this Form 20-F. With the exception of the items and pages so specified, Exhibit no. 15.1 is not deemed to be filed as part of this Form 20-F.

15.2	Consent of independent registered public accounting firm.	Filed together with this Form 20-F 2021

15.3	Consent of independent registered public accounting firm.	Filed together with this Form 20-F 2021

15.4	Letter, dated February 2, 2022 from PricewaterhouseCoopers Statsautoriseret Revisionspartnerselskab to the Securities and Exchange Commission.	Filed together with this Form 20-F 2021

15.5	The Registrant's Remuneration Report for the fiscal year ended December 31, 2021	Incorporated by reference to the portions of the Registrant’s Report furnished to the SEC on Form 6-K on February 2, 2022 identified in Item 19.b of this Form 20-F.

EX-101.SCH	XBRL Taxonomy Extension Schema Document	Filed together with this Form 20-F.

EX-101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document	Filed together with this Form 20-F.

EX-101.DEF	XBRL Taxonomy Extension Definition Linkbase Document	Filed together with this Form 20-F.

EX-101.LAB	XBRL Taxonomy Extension Labels Linkbase Document	Filed together with this Form 20-F.

EX-101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document	Filed together with this Form 20-F.

Novo Nordisk Form 20-F 2021

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
Dated: February 2, 2022

Novo Nordisk Form 20-F 2021