Form 20-F
period 2022-12-31
NOVO NORDISK A S
filed 2023-02-01
CIK 353278

    UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
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
Novo Alle 1
DK-2880 Bagsværd
Denmark
(Address of principal executive offices)
Karsten Munk Knudsen
Executive vice president and chief financial officer
Tel: +45 4444 8888
E-mail: kmkn@novonordisk.com
Novo Alle 1, DK-2880 Bagsværd, Denmark
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

A shares, nominal value DKK 0.20 each:	537,436,000
B shares, nominal value DKK 0.20 each:	1,742,564,000
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

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filling:
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

Novo Nordisk Form 20-F 2022

INTRODUCTION
INTRODUCTION
In this Form 20-F the terms ‘the Company’, ‘Novo Nordisk’ and ‘the Group’ refer to the parent company Novo Nordisk A/S together with its consolidated subsidiaries. The term ‘Novo Nordisk A/S’ is used when addressing issues specifically related to this legal entity.

Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, certain information for the 2022 Form 20-F of Novo Nordisk A/S set out herein is being incorporated by reference from the Company's statutory Annual Report 2022, including the consolidated financial statements of Novo Nordisk A/S (hereafter “Annual Report 2022”) and the Company’s Remuneration Report 2022 as specified elsewhere in this Form 20-F (with the exception of the items and pages so specified, the Annual Report 2022 and Remuneration Report 2022 are not deemed to be filed as part of this Form 20-F). Therefore, the information in this Form 20-F should be read in conjunction with the Annual Report 2022 and the Remuneration Report 2022 (see Exhibits 15.1 and 15.5, respectively)

The Company publishes its financial statements in Danish kroner (DKK).

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

With reference to our Annual Report 2022, examples of forward-looking statements can be found under the heading 'Strategic Aspirations' in our Annual Report 2022 and elsewhere. These statements are based on current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. Novo Nordisk cautions that a number of important factors, including those described in our Annual Report 2022, could cause actual results to differ materially from those contemplated in any forward-looking statements.

Factors that may affect future results include, but are not limited to, global as well as local political and economic conditions, such as interest rate and currency exchange rate fluctuations, delay or failure of projects related to research and/or development, unplanned loss of patents, interruptions of supplies and production, including as a result of interruptions or delays affecting supply chains on which Novo Nordisk relies, shortages of supplies, including energy supplies, product recalls, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk’s products, introduction of competing products, reliance on information technology including the risk of cybersecurity breaches, Novo Nordisk’s ability to successfully market current and new products, exposure to product liability and legal proceedings and investigations, changes in governmental laws and related interpretation thereof, including on reimbursement, intellectual property protection and regulatory controls on testing, approval, manufacturing and marketing, perceived or actual failure to adhere to ethical marketing practices, investments in and divestitures of domestic and foreign companies, unexpected growth in costs and expenses, strikes and other labour market disputes, failure to recruit and retain the right employees, failure to maintain a culture of compliance, epidemics, pandemics or other public health crises, and effects of domestic or international crises, civil unrest, war or other conflict, and factors related to the foregoing matters and other factors not specifically identified herein.

For an overview of some, but not all, of the risks that could adversely affect Novo Nordisk's results or the accuracy of forward-looking statements in this document, reference is made to the overview of risk factors in ‘Risk management’ on pages 45-46 of our Annual Report 2022.

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

Novo Nordisk Form 20-F 2022

ITEM 1 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
PART I

ITEM 1        IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.

ITEM 2        OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.

ITEM 3        KEY INFORMATION
A. [RESERVED]

B. CAPITALIZATION AND INDEBTEDNESS
Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS
Not applicable.

D. RISK FACTORS
For information on risk factors, reference is made to ‘Risk management’ on pages 45-46 of our Annual Report 2022, excluding the section ‘Mitigating actions’ on page 46. Outlined in greater detail below, we are subject to cybersecurity risks and the risk related to the epidemics, pandemics or other public health crises.

The potential risk on our business as a result of cybersecurity breaches
We rely on our IT systems to protect our intellectual property, business confidential information, and personal data. Therefore, disruption as a result of cybersecurity breaches could negatively impact the Company’s business and operations or financial results.

IT systems act as a backbone for the Company. They support processes in research & development, manufacturing, sales and supply, and business administration. As we are a global company, the size and complexity of our IT systems are significant, and our IT infrastructure and networks are spread across the geographic regions in which we operate. The dedicated cybersecurity teams who operate our global IT security infrastructure may be unable to respond sufficiently to the threats facing us or may fail to prevent service interruptions or security breaches resulting from attacks by malicious third parties. Many of these cyber threats have the potential to cause significant downtime of critical IT systems or the unintended disclosure of confidential information and personal data. Although we have not previously experienced material losses as a result of such incidents, we cannot guarantee that we will be able to prevent similar incidents from occurring or adversely affecting our business in the future.

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

Our financial and operating performance may be adversely affected by epidemics, pandemics or other public health crises
The extent of the future impact of the ongoing COVID-19 pandemic on our business and financial results will depend largely on future developments, including the emergence of new variants of the COVID-19 virus, the severity and transmission rates of the new variants, the timing, availability and effectiveness of vaccines (including booster shots) and vaccination rates, and the prevalence of local, regional and national restrictions and regulatory orders in response to the ongoing COVID-19 pandemic, all of which are highly uncertain and difficult to predict. In addition, the COVID-19 pandemic has resulted in a significant deterioration in economic conditions globally, including reduced productivity, inflationary pressures, increased unemployment rates, loss of consumer confidence in the economy and recessionary conditions, increased tax rates and/or disruptions to credit and capital markets, and the recovery of the economy during the following months remains uncertain. COVID-19 and other epidemics, pandemics or public health crises pose risks

Novo Nordisk Form 20-F 2022

ITEM 3 KEY INFORMATION

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

Reference is made to ‘More information', on page 102 of our Annual Report 2022 for information on domicile.

Important events in 2022
Reference is made to ‘Introducing Novo Nordisk’, pages 3-9 and ‘2022 performance and 2023 outlook’, pages 36-40 of our Annual Report 2022 for a description of important events in 2022.

Capital expenditure in 2022, 2021 and 2020
For capital expenditure in 2022, 2021 and 2020, reference is made to the section entitled ‘Cash flow and capital allocation’ on pages 38-39 of our Annual Report 2022. No significant divestments took place in the period from 2020–2022.

For capital expenditures expected in 2023, reference is made to page 39-40 in the subsection ‘2023 outlook’ in our Annual Report 2022. Such expenditures are expected to be financed with cash flow from operating activities.

Public takeover offers in respect of the Company’s shares
No such offers occurred during 2022 or 2023 to date.

B. BUSINESS OVERVIEW
Novo Nordisk is a global healthcare company and a world leader in Diabetes care. The Company manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. Headquartered in Denmark, Novo Nordisk employs more than 50,000 employees in 80 countries, and markets its products in approximately 170 countries.

The Company has one of the broadest diabetes product portfolios in the industry, including a full portfolio of GLP-1 receptor agonists, modern insulins and human insulins. During 2022, there has been continued strong growth across therapy areas and geographic areas in which Novo Nordisk operates. Combined with higher than expected demand, and temporary capacity limitations at some of our manufacturing sites, there have been periodic supply constraints for certain products, including the leading product by sales, Ozempic® for the treatment of type 2 diabetes.

Novo Nordisk Form 20-F 2022

ITEM 4 INFORMATION ON THE COMPANY
The Company markets two drugs - Saxenda® and Wegovy® - for the treatment of people with obesity. In December 2021, Novo Nordisk announced that a contract manufacturer filling syringes for Wegovy® pens for the U.S. market temporarily stopped deliveries and manufacturing, following issues arising relating to the U.S. Food and Drug Administration Current Good Manufacturing Practices. All Wegovy® dose strengths were made available in the U.S. in December 2022.

In addition, Novo Nordisk's marketed portfolio includes haemophilia and growth hormone therapies.

In October 2022, Novo Nordisk completed the acquisition of Forma Therapeutics Holdings, Inc. (Forma Therapeutics). Forma Therapeutics is a clinical-stage biopharmaceutical company focused on transforming the lives of patients with sickle cell disease (SCD) and rare blood disorders. The acquisition of Forma Therapeutics, including its lead development candidate, etavopivat, is aligned with Novo Nordisk’s strategy to complement and accelerate its scientific presence and pipeline in haemoglobinopathies, a group of disorders in which there is abnormal production or structure of the haemoglobin protein in the red blood cells. The purchase price of the acquisition was approximately USD 1.1 billion.

Reference is made to the sections 'Novo Nordisk at a glance' on page 6 and ‘Strategic Aspirations’ on pages 10-43 of our Annual Report 2022.

Segment information
Novo Nordisk is engaged in the discovery, development, manufacturing and marketing of pharmaceutical products and has two business segments: (i) Diabetes and Obesity care and (ii) Rare disease (formerly referred to as 'Biopharm'). Reference is made to Note 2.2 ‘Segment information’ in our Annual Report 2022.

Seasonality
Sales of individual products in individual markets may be subject to fluctuations from quarter to quarter. However, the Company’s consolidated operating results have not been subject to significant seasonality.

Raw materials
The impact on the overall profitability of Novo Nordisk from variations in raw material prices is unlikely to be significant. Currently, there is no raw material supply shortage that is expected to significantly impact the Company’s ability to supply any significant market. Regarding the 2022 temporary capacity constraints, reference is made to page 33 of the Annual Report 2022. Periodic supply constraints and related drug shortage notifications across a number of products and geographies are expected to continue in 2023. The supply capacity is gradually being expanded.

Market and competition
Novo Nordisk’s insulin and other pharmaceutical products are marketed and distributed through subsidiaries, distributors and independent agents each responsible for specific geographical areas. As of April 1, 2020, the Company’s financial reporting has been divided into: EMEA (covering Europe, the Middle East and Africa), Region China (covering Mainland China, Hong Kong and Taiwan), Rest of World (covering all other countries except for North America) and North America (covering the United States and Canada). For 2022, the Company's most important markets in terms of sales were the United States, China, Japan, Canada, and the major European countries.

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

Novo Nordisk Form 20-F 2022

ITEM 4 INFORMATION ON THE COMPANY
During 2022, Novo Nordisk and competitor products in China faced increased price competition. In May 2022, the Chinese National Healthcare Security Administration launched a program known as Volume Based Procurement (VBP) for insulin sold at hospitals. This program has significantly impacted both prices and volumes, resulting in reduced sales in China. The program is expected to impact insulin sales in the first half of 2023, as well.

The use of glucagon-like peptide-1 (GLP-1) as a treatment option for people with type 2 diabetes has continued to increase resulting in significant growth of the GLP-1 market. Novo Nordisk and Eli Lilly are the most significant companies in the global GLP-1 market measured by market share.

In February 2018, Novo Nordisk launched the once-weekly GLP-1 product, Ozempic®, for the treatment of adults with type 2 diabetes in the United States and Canada. Since then, Ozempic® has become a market leading product and the Company's best performing product by sales, with global sales of DKK 59.8 billion in 2022.

The global branded obesity market grew 63% by volume in 2022. Saxenda® has now been launched in 71 countries, and Wegovy® has been launched in the U.S., Denmark and Norway.

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

For patent information on all Novo Nordisk’s marketed products, reference is made to the section ‘Patent status for products with marketing authorisation' on page 32 in our Annual Report 2022.

In addition to the compound patents discussed in 'Patent status for products with marketing authorisation' on page 32 in our Annual Report 2022, the patent protection of our key products within each business segment is considered in the following section. For key products with recent patent expiration or with patent expiration occurring within the coming years, geographical sales splits are provided and factors that may influence the potential impact of competitive product launches are discussed.

Sales of key products with recent or upcoming patent expiration:

	Total sales in 2022 (in DKK million)	International Operations	Hereof			North America Operations	Hereof
Product			EMEA	Region China	Rest of World		USA

Victoza®	12,322	46%	22%	12%	12%	54%	52%
Saxenda®	10,676	55%	34%	1%	20%	45%	41%
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

The total sales of Victoza® were DKK 12,322 million in 2022 (DKK 15,054 million in 2021). Victoza® is protected by patents in the U.S., Japan and Germany. In Japan, the drug compound patent expired in 2022; in the U.S. and Germany, the drug compound patent expires in 2023. The drug compound patent has expired in China.

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

Novo Nordisk Form 20-F 2022

ITEM 4 INFORMATION ON THE COMPANY
In April 2020, Sandoz provided notice that they had also filed an ANDA for liraglutide in the U.S. Novo Nordisk will continue to defend its intellectual property associated with Victoza®.

In January 2022, Rio Biopharmaceuticals Inc. (Rio), Aurobindo Pharma USA Inc. (Aurobindo), Sun Pharmaceutical Industries Limited (Sun), and Zydus Worldwide DMCC (Zydus) notified Novo Nordisk, that they have filed ANDAs for semaglutide, the active pharmaceutical molecule in Ozempic® for the treatment of type 2 diabetes, with the U.S. Food and Drug Administration. In China, the patent was subject to invalidation actions and has been held invalidated by the Patent Office. This decision has been appealed to the Beijing IP Court.

In December 2022, Mylan Pharmaceuticals Inc. have notified Novo Nordisk, that they have filed an ANDA for semaglutide, the active pharmaceutical molecule in Wegovy® with the U.S. Food and Drug Administration. Novo Nordisk is fully prepared to enforce its patents, including through litigation.

The total sales of obesity care products (Saxenda® and Wegovy®) were DKK 16,864 million in 2022 (DKK 8,400 million in 2021), of which the majority of the sales comes from Saxenda®. Saxenda® (liraglutide) is protected by patents in the U.S. and Germany. In the U.S. and Germany, the drug compound patent expires in 2023. The drug compound patent has expired in China and Japan.

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

Disclosure pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012
Pursuant to Section 13(r) of the Securities Exchange Act of 1934, ("Section 13(r)"), Novo Nordisk is obliged to disclose if, during 2022, it or any of its affiliates have engaged in certain Iran-related activities or transactions with persons designated under Executive Order 13224 or Executive Order 13382 dealt with the Government of Iran (“GOI”). Novo Nordisk conducts limited business relating to pharmaceutical products and devices within the Diabetes care and Rare disease business segments in Iran, which is permitted under the U.S. sanctions against Iran. Set forth below is a description of the activities and transactions by Novo Nordisk’s subsidiaries that are required to be disclosed pursuant to Section 13(r). Novo Nordisk’s U.S. subsidiaries and U.S. person employees are not involved in any of Novo Nordisk’s activities in Iran. However, the United States maintains broad exceptions that permit the commercial sale and export of medicine and medical devices to Iran or the Government of Iran. Similar exceptions, like those encompassed in section 11 of Executive Order 13902, are also in place for the manufacturing of medicine and medical devices for use in Iran.

Novo Nordisk Pars (“NN Pars”), a wholly-owned subsidiary of Novo Nordisk A/S located in Iran, contracts with four companies that may be owned or controlled by the GOI to distribute its products. NN Pars also sponsors educational programs and congresses organized by GOI-controlled medical universities, and hosts and/or engages as scientific delegates or lecturers/speakers health care professionals employed by these medical universities at similar programs in Iran and other locations. Additionally, NN Pars makes donations to GOI-controlled public health organizations focusing on diabetes awareness and policy. NN Pars receives payments from, and makes payments to, Iranian banks (some of which may be GOI-owned or controlled) relating to the sales of pharmaceutical products and devices. NN Pars makes payments incidental to its ordinary business activities to Iranian government entities and entities that are or may be GOI-owned or controlled, such as taxes, customs fees, insurance, product registration fees and telecommunications services expenses.

In 2016, NN Pars purchased land from a GOI-owned or controlled holding company in order to construct a manufacturing facility in Iran. The facility opened and officially started production in August 2020 and is being used for assembly and packaging of insulin pens for use in Iran. NN Pars purchases utility services from a GOI-owned or controlled entity.

The German subsidiary of NNE A/S, a wholly-owned subsidiary of Novo Nordisk A/S, previously sold raw materials and spare parts for production of dialysis filters and leucocyte filters and syringes to a GOI-controlled company. This business relationship, however, was wound down during 2018 and the German subsidiary was sold in 2019. NNE A/S currently holds an open receivable from such a GOI-controlled entity related to such sales. It is uncertain when NNE A/S will receive payment from the Iranian customer with respect to the outstanding receivable.

NNE A/S is party to a contract with an Iranian blood fractionation company that Novo Nordisk has learned may be GOI-owned or controlled for the provision of certain engineering services to the Iranian customer. There were no activities conducted under this

Novo Nordisk Form 20-F 2022

ITEM 4 INFORMATION ON THE COMPANY
contract in 2019, 2020, 2021 and 2022 but unpaid amounts remain due from the Iranian customer for services performed in prior years by NNE A/S’ subsidiaries. It is uncertain when NNE A/S will receive payment from the Iranian customer with respect to these unpaid amounts.

Novo Nordisk’s gross revenue related to transactions with GOI-owned or controlled entities in 2022 was not in excess of 1% of Group sales. Novo Nordisk does not allocate its net profit on a country-by-country or activity-by-activity basis, other than as set forth in Novo Nordisk’s consolidated financial statements prepared in accordance with IFRS as issued by the IASB; however, Novo Nordisk estimates that its net profit attributable to the transactions with the GOI discussed above would not exceed a de minimis percentage of the Group’s total net profit in 2022.

The purpose of Novo Nordisk’s Iran-related activities is to provide access to important and essential pharmaceutical products such as insulin and haemophilia products to patients in Iran, and to improve the healthcare of the Iranian people in accordance with Novo Nordisk’s access to care strategy. For that purpose, and because Novo Nordisk has determined that its activities comply with all applicable laws, Novo Nordisk intends to continue these activities (including local production of these products in Iran).

C. ORGANIZATIONAL STRUCTURE
For information regarding the organizational structure and securities exchange listings of Novo Nordisk A/S, the main shareholder Novo Holdings A/S and the Novo Nordisk Foundation and the ownership structure of Novo Nordisk A/S, reference is made to the sections ‘Corporate Governance’ on pages 21-22 and ‘Shares and capital structure’ on pages 41-42 of our Annual Report 2022.

Companies in the Novo Nordisk Group are listed in the section ‘Companies in the Novo Nordisk Group’ on page 85 of our Annual Report 2022.

D. PROPERTY, PLANTS AND EQUIPMENT
The Company has its headquarters in Bagsværd, Denmark, where it occupies a number of buildings.

Sales growth in 2022 has resulted in periodic supply constraints and related drug shortage notifications in some countries. Periodic supply constraints and related drug shortage notifications are expected to continue in 2023.

Following higher than expected volume growth in recent years, including GLP-1-based products such as Ozempic®, and temporary capacity limitations at some manufacturing sites, the outlook also reflects expected continued periodic supply constraints and related drug shortage notifications. The supply capacity is gradually increased, including the capacity for meeting growing demand in the future for the products Activelle®, Actrapid®, Esperoct®, Estrofem®, Fiasp®, Glucagen®, Insulatard®, Kliogest®, Levemir®, MacrilenTM, Mixtard®, Norditropin®, NovoEight®, Novofem®, NovoLog®/ NovoRapid®, NovoLog Mix®/ NovoMix®, NovoNorm®, NovoSeven®, NovoThirteen®/ Tretten®, Ozempic®, Wegovy®, Rebinyn®/ Refixia®, Rybelsus®, Ryzodeg®, Saxenda®, Sogroya®, Tresiba®, Trisequens®, Vagifem®, Victoza®, Xultophy® and devices. Reference is made to the sections ‘Capital expenditures in 2022, 2021 and 2020’ under Item 4 for more information about the current expansion programs. For the nature of the Company’s property, plant and equipment, as of December 31, 2022 and 2021, reference is made to Note 3.2 ‘Property, plant and equipment’ in our Annual Report 2022.

The major production facilities owned by the Company are located at a number of sites in Denmark, and internationally in the United States, France, China and Brazil. There are no material encumbrances on the properties; however, the facilities in Tianjin, China are constructed on land where the remaining term of the leases is 31 and 35 years.

Active pharmaceutical ingredient (API) production is located in Denmark, primarily in Kalundborg and with secondary locations in Hillerød and Gentofte, both in Denmark, as well as in New Hampshire, United States, although a new API production site in Clayton, North Carolina in the United States has been established.

Novo Nordisk Form 20-F 2022

ITEM 4 INFORMATION ON THE COMPANY
The following table sets forth certain information regarding our major production sites.

MAJOR PRODUCTION FACILITIES	Size of production area (square meters)	Major Production Activities
Kalundborg, Denmark	168,300	Active pharmaceutical ingredients for diabetes and obesity as well as products for Diabetes care
		Active pharmaceutical ingredients for haemophilia.
		Products for Rare disease

Hillerød, Denmark	156,900	Durable devices and components for disposable devices
		Products for diabetes and obesity
		Active pharmaceutical ingredients for haemophilia

Bagsværd, Denmark	111,200	Products for diabetes and obesity

Clayton, North Carolina, United States	89,000	Active pharmaceutical ingredients for diabetes and obesity (purification)
		Products for diabetes and obesity

Gentofte, Denmark	70,800	Active pharmaceutical ingredients for glucagon and growth hormone therapy
		Products for growth hormone therapy, glucagon and haemophilia

Tianjin, China	67,200	Products for diabetes
		Production of durable devices

Måløv, Denmark	60,900	Products for hormone replacement therapy
		Products for oral antidiabetic treatment
		Products for oral diabetes treatment

Chartres, France	58,700	Products for diabetes

Montes Claros, Brazil	56,200	Products for diabetes
		Gel production for active pharmaceutical ingredients

In August 2021, the Company began the construction of a new pre-filled syringe line in Gentofte, Denmark, to expand the finished product capacity for Rare disease and GLP-1 products. The line is expected to be operational during 2024 and its production area is expected to be 1,500 square meters. The expected amount of expenditures for this facility is approximately DKK 780 million with realized spend of DKK 357 million as of December 31, 2022. The facility will be financed by cash flow from operating activities.

In December 2021, the Company announced the investment in construction of a single-dose device finished production facility in Kalundborg, Denmark, to secure flexibility in assembly and packaging processes. The facility is expected to be operational during 2024 and its production area is anticipated to be 2,800 square meters. The expected amount of expenditures for this facility is approximately DKK 890 million with realized spend of DKK 421 million as of December 31, 2022. The facility will be financed by cash flow from operating activities.

In December 2021, the Company announced the investment in construction of a new purification facility and a new recovery facility as well as rebuilding of one existing fermentation facility at the production site in Kalundborg, Denmark. The investment will establish additional capacity for manufacturing active pharmaceutical ingredients. The facilities are expected to increase the production area with approximately 59,900 square meters. The facilities are expected to be operational during 2027 and the expected amount of expenditures is DKK 16,500 million with realized spend of DKK 4,830 million as of December 31, 2022. The facilities will be financed by cash flow from operating activities.

In May 2022, the Company announced its investment in the construction of one new manufacturing facility as well as the expansion of two existing facilities in Kalundborg, Denmark. The expansions of the two existing facilities will provide capacity for manufacturing of active pharmaceutical ingredients for current and future oral and injectable products, while the construction of the new manufacturing facility will establish additional capacity for manufacturing active pharmaceutical ingredients for technical use (nonGMP) to support the development of the Company’s future product pipeline. It is expected that the new facilities will allow for an expansion of the production area of approximately 3,000 square meters. The facilities are expected to be operational during 2023 and the expected amount of expenditures is approximately DKK 1,000 million with realized spend of DKK 363 million as of December 31, 2022. The facilities will be financed by cash flow from operating activities.

In June 2022, the Company announced its investment in an expansion of an existing facility at the production site in Hjørring, Denmark. The investment will increase the capacity for production of NovoFine® Plus needles and is expected to increase the production area by 5,900 square meters. The expansion is expected to be finalized during 2025. The expected amount of

Novo Nordisk Form 20-F 2022

ITEM 4 INFORMATION ON THE COMPANY
expenditures is approximately DKK 560 million with realized spend of DKK 166 million as of December 31, 2022. The expansion will be financed by cash flow from operating activities.

In November 2022, the Company announced its investment in the expansion of its clinical manufacturing facilities in Bagsværd, Denmark. The investment will establish additional capacity in R&D for the manufacturing of active pharmaceutical ingredients to supply the Company’s global clinical trials. The expansion is expected to increase the production area with 7,000 square meters and it is expected to be finalized in 2024. The expected amount of expenditures is DKK 5,400 million with realized spend of DKK 780 million as of December 31, 2022. The expansion will be financed by cash flow from operating activities.

ITEM 4A    UNRESOLVED STAFF COMMENTS
None.

ITEM 5        OPERATING AND FINANCIAL REVIEW AND PROSPECTS

New accounting pronouncements
Reference is made to Note 1.2 ‘Changes in accounting policies and disclosures’ in our Annual Report 2022.

A. OPERATING RESULTS
Reference is made to the section ‘Forward-looking statements’ on page 40 of our Annual Report 2022 and the discussion under the caption ‘Risk factors’ under Item 3 of this Form 20-F. Further reference is made to ‘Risk management’ on pages 45-46 of our Annual Report 2022.

The information in this section is based on our Annual Report 2022 and should be read in conjunction with such report. The analysis and discussion included in such report is primarily based on the Company's consolidated financial statements which are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

2022 compared with 2021
The following portions of our Annual Report 2022 constitute the Board of Directors’ and Executive Management’s discussion and analysis of results of operations (incorporated herein by reference): ‘Introducing Novo Nordisk’ (pages 3-9) and ‘2022 performance and 2023 outlook’ (pages 36-40).

2021 compared with 2020
For a discussion of our results of operations for 2021 compared with 2020, see ‘Item 5.A. Operating Results-2021 Compared with 2020‘ included in our 2021 Annual Report on Form 20-F (File No. 333-82318) filed with the SEC on February 2, 2022 (hereafter "Annual Report 2021").

Segment information
Reference is made to Note 2.2 ‘Segment information’ in our Annual Report 2022 for details on segmented results.

Sales in Russia and Ukraine constituted less than 1% of Novo Nordisk's global sales in 2022. Novo Nordisk's factory in Russia is still operating to supply insulin to patients in Russia only. While Novo Nordisk maintains supply of medicine in Russia to ensure that more than 700,000 patients can continue their treatment with essential medication, Novo Nordisk has suspended further marketing investments in Russia. Novo Nordisk has ceased filing for marketing authorizations of new medication and has suspended further clinical investments in Russia. Novo Nordisk has to the extent possible continued supply of medicines in Ukraine and Novo Nordisk medicines are currently available in more than 90% of Ukraine.

Foreign currencies
Reference is made to Note 4.3 ‘Financial risks’ in our Annual Report 2022 and for further description of foreign currency exposure and hedging activities, reference is made to the description of financial instruments in Note 4.4 ‘Derivative financial instruments’ in our Annual Report 2022.

Governmental policies
Please refer to pages 10-43 ‘Strategic Aspirations’ of our Annual Report 2022 and Item 4 hereof.

Off-balance sheet arrangements
Reference is made to Note 4.3 ‘Financial risks’ and Note 5.2 ‘Commitments’ in our Annual Report 2022.

Novo Nordisk Form 20-F 2022

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS
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

Financial resources
Reference is made to ‘Cash flow statement’ on page 55 and ‘Balance sheet’ on page 56 of our Annual Report 2022. In addition, Novo Nordisk has obtained a credit rating from two independent external rating agencies.

Novo Nordisk believes its financial resources are sufficient to meet its requirements for at least the next 12 months.

Cash flow in 2022, 2021 and 2020
Reference is made to ’Cash flow statement' on page 55 of our Annual Report 2022.

The most significant source of cash flow from operating activities is sales of Diabetes and Obesity care and Rare disease products. Generally, other factors that affect operating earnings, such as pricing, volume, product mix, costs and exchange rates, also have an impact on realized cash flow from operating activities. Except as disclosed in Note 4.6 'Cash and cash equivalents' in our Annual Report 2022, there are no material restrictions on the ability of subsidiaries with material cash amounts to transfer funds to the parent company, Novo Nordisk A/S.

Trade receivable program
Trade receivable program, as of December 31, 2022, 2021 and 2020, respectively, are shown in Note 4.3 ‘Financial risks’ in our Annual Report 2022.

Debt financing
Reference is made to ‘Balance sheet’ on page 56 and to Note 4.5 ‘Borrowings’ in our Annual Report 2022 for information on Current and Non-current debt.

Derivative financial instruments
Novo Nordisk only hedges commercial exposures and consequently does not enter into derivative transactions for trading or speculative purposes. Currency hedging is done with foreign exchange forwards and foreign exchange options. Reference is made to Note 4.3 ‘Financial risks’ and Note 4.4 ‘Derivative financial instruments’ in our Annual Report 2022 for further information on financial instruments including currency exposure.

Commitments for capital expenditure etc.
Contractual obligations for capital expenditure and other contingent liabilities as of December 31, 2022 and 2021, respectively, are shown in Note 5.2 ‘Commitments’ in our Annual Report 2022.

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

Reference is made to Note 2.3 ‘Research and development costs’ in our Annual Report 2022 for research and development costs in 2022, 2021 and 2020, respectively. Novo Nordisk’s research and development organization is comprised of approximately 8,500 employees as of December 31, 2022.

Research costs comprise the early stages of the drug development cycle from the initial drug discovery until the drug is ready for administration to humans. The activities initially focus on identifying a single drug candidate with a profile that will support a decision to initiate development activities. Before selection of the final drug candidate, it is tested in animals to gather efficacy, toxicity and pharmacokinetic information. Development costs are incurred from the start of phase 1, when the drug is administered to humans for the first time; these are the projects captured in the ’Pipeline overview’ (page 30 of our Annual Report 2022). The final product is developed, and subsequent clinical trials (phases 2 and 3) are conducted to further test the drug in humans, using the results from these trials to attempt to obtain marketing authorization, permitting Novo Nordisk to market and sell the developed products. Historically, Novo Nordisk has spent approximately 70-80% of total research and development expenditures on clinical development

Novo Nordisk Form 20-F 2022

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS
activities, and approximately 20-30% on research activities. The split between research and development will fluctuate in individual years depending on the composition of the clinical development portfolio.

In general, Novo Nordisk expects that growth in research and development spending will follow a trend in line with or slightly above sales growth indicating that the research and development cost to sales ratio is expected to gradually increase in the foreseeable future. Thus, Novo Nordisk currently expects to modestly expand upon the current expenditure level of around 12-13% of sales in research and development activities going forward. Increased late-stage clinical trial activities compared to 2021 and increased activities within Other serious chronic diseases and GLP-1 are driving the cost increase as well as the operating costs and amortisations related to Dicerna Pharmaceuticals Inc. which was acquired in the fourth quarter of 2021.

Novo Nordisk initiated several phase 3 trials in 2022, see the below table for the full list.

The following Novo Nordisk compounds are currently in phase 3 development or have recently been filed for regulatory approval:

COMPOUND / BRAND NAME / INDICATION	Year entered into phase 3 or filed with the regulatory authorities	Patent expiration
Somapacitan (NN8640) Once-weekly human growth hormone / Growth disorder	Regulatory submission of the children and adolescent indication occurred in 2022.	2034[1]

Concizumab (NN7415) / Haemophilia A and B with or without inhibitors	Regulatory submission occurred in 2022	2034[2]

Nedosiran (NN7022) / An siRNA targeting lactate-dehydrogenase A (or LDHA) for once-montly subcutaneous treatment of Primary Hyperoxaluria	Regulatory submission occurred in 2022	2038

Insulin Icodec (NN1436) / Once-weekly basal insulin analogue	Phase 3 completed in 2022	2036[3]

Semaglutide (oral) 25 mg and 50 mg diabetes (NN9924) / Diabetes	Phase 3 initiated in 2021	2032

Semaglutide (oral) 50 mg / Obesity	Phase 3 initiated in 2021	2032

Cagrisema (NN9838)	Phase 3 initiated in 2022	2037

IcoSema (NN1535) / A combination of GLP-1 semaglutide and insulin icodec	Phase 3 initiated in 2021	2036[3]

Etavopivat / Second generation selective, small molecule PKR-activator intended for once-daily oral administration in sickle cell disease	Phase 3 initiated in 2022	2039[5]

Mim8 (NN7769)	Phase 3 initiated in 2021	2040[6]

Semaglutide in NASH (NN9931)	Phase 3 initiated in 2021	2032

Semaglutide in Alzheimer's (NN6535)	Phase 3 initiated in 2021	2032
Ziltivekimab (NN6018) / Cardiovascular disease
Ziltivekimab (NN6018) / Cardiovascular disease	Phase 3 initiated in 2021	2035[7]
1 Current estimate United States. Key EU markets estimate 2036, Japan expiry 2036
2 Current estimate United States. Key EU markets estimate 2035, Japan expiry 2034
3 Current estimate of regulatory data protection in the United States. Key EU markets and Japan estimate 2034
4 Protects method of use and kits of parts
5 Current estimate, United States. Key EU markets and Japan estimated in 2038
6 Current estimate, United States. Key EU markets estimate 2041 and Japan estimated in 2044
7 Current estimate, United States. Key EU markets and Japan estimate 2032. In addition to patents, the product is eligible for Regulatory Data Protection, i.e. 10 years from market                                 authorization in the EU and 12 years from market authorization in the U.S.

During 2022 Novo Nordisk discontinued the phase 3 project and collaboration with Aeterna Zentaris biopharmaceuticals. The collaboration was entered in 2018 in the U.S. with the aim to develop a diagnosis test of childhood-onset growth hormone deficiency. Following the termination, Novo Nordisk will hand over all responsibilities for MacrilenTM to Aeterna Zentaris.

Novo Nordisk Form 20-F 2022

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS
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

In assessing the criteria listed above, we refer to ‘Risk management’ on pages 45-46 in our Annual Report 2022. It is important to note that due to the risks and uncertainties involved in progressing through pre-clinical development and clinical trials, and the time and cost involved in obtaining regulatory approvals, we cannot reasonably estimate the nature, timing, completion dates and costs of the efforts necessary to complete the development. The nature of Novo Nordisk’s development activities is such that a compound must first be proven to work by means of multiple clinical trials, which may require treatment of thousands of patients and could take years to complete. Even if initial results of preclinical studies or clinical trial results are promising, the Company may obtain different results that fail to show the desired levels of safety and efficacy, or Novo Nordisk may not obtain applicable regulatory approval for a variety of other reasons. The compound must be approved by either the U.S. Food and Drug Administration, the European Medicines Agency or by similar agencies around the world, each of which may have differing requirements. During each stage, there is a substantial risk that Novo Nordisk will encounter serious obstacles which will further delay us, or that the Company will not achieve its goals and, accordingly, may abandon a product in which it has invested substantial resources. Furthermore, the commercial potential of a project is dependent on the label granted by the regulatory authority upon approval. The label specifies for which indications a product is approved for, major and minor safety concerns associated with drug treatment, as well as if the drug is approved for use in combination with other types of medication. Thus a label can restrict usage substantially. Reference is made to the caption ‘Risk factors’ contained under Item 3 hereof.

Given the uncertainties related to the process of product development, during the periods presented in our 2022 Form 20-F no single project in product development was significant based on the qualitative and quantitative criteria. However, during the periods presented, two groups of projects were considered significant; the Diabetes and Obesity care group and the Rare disease group.

Information related to selected research and development projects can be found under ‘Research and development progress’ on page 31 of our Annual Report 2022.

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

Novo Nordisk Form 20-F 2022

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Specifically, there are four primary drivers:

•Competitive pressure from other manufacturers' diabetes products.
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

In 2022, payers continued to leverage their size and control to demand higher rebates, particularly in the insulin segment, but increasingly in the GLP-1 category, as well. As a result, average prices after rebates for the Novo Nordisk portfolio in 2022 in the United States declined. Ultimately, pricing pressure is expected to continue in the future, driven by: increasing rebates in the commercial segment, the effect of payer consolidation, increasing exposure to high rebate channels such as Medicare and Medicaid, as well as increasing competition from biosimilars. In January 2021, Novo Nordisk changed its policy relating to 340B Drug Pricing Program (under Section 340B of the Public Health Service Act, pharmaceutical manufacturers participating in Medicaid are required to sell outpatient drugs at discounted prices to certain health care organizations that care for uninsured and low-income patients), whereby Novo Nordisk no longer provides 340B statutory discounts to certain pharmacies that contract with covered entities participating in the 340B Drug Pricing Program. Novo Nordisk’s 340B policy has been the subject of litigation in the U.S. courts. Recently, the U.S. Court of Appeals for the Third Circuit ruled that the Company’s restrictions on delivery to contract pharmacies does not violate the 340B statute. That ruling may be subject to further discretionary appellate review, see Note 3.5 ‘Provisions and contingent liabilities’ in our Annual Report 2022.

Additionally, in August 2022 the Inflation Reduction Act of 2022 was passed into law. This legislation included several healthcare reforms, which resulted in minor near-term sales impacts, but could also have medium and long-term impacts. Reference is made to Note 2.1 'Net sales and rebates' in our Annual Report 2022 for further information.

For 2023, average prices after rebates are expected to decline further compared with 2022 prices, predominantly driven by the insulin class. Importantly, market access for Novo Nordisk’s products is expected to remain at a level similar to that experienced in 2022.
For further information on trends, reference is made to the section ‘2022 performance and 2023 outlook’ on pages 36-40 of our Annual Report 2022. Information about expectations for the financial year 2023 can be found on page 39-40 in the subsection ‘2023 outlook’.

E. CRITICAL ACCOUNTING ESTIMATES
Reference is made to Note 1.1 ‘Principal accounting policies and key accounting estimates’ in our Annual Report 2022.

ITEM 6        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT
Reference is made to pages 48-50 of our Annual Report 2022 for name, position and period of service as director for the members of the Board of Directors.

Reference is made to page 51 of our Annual Report 2022 for name, position, age and other management duties for the members of Executive Management. Business experience, year of appointment and year of joining Novo Nordisk for each member of Executive Management are included below:

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

Monique Carter
Executive vice president, People & Organisation

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

Novo Nordisk Form 20-F 2022

ITEM 6 DIRECTORS, EXECUTIVE MANAGEMENT AND EMPLOYEES

Maziar Mike Doustdar
Executive vice president, International Operations

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

Ludovic Helfgott
Executive vice president, Rare disease

Mr Helfgott joined Novo Nordisk in April 2019 as executive vice president for Rare disease (then named Biopharm).

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

Karsten Munk Knudsen
Executive vice president and chief financial officer (CFO)

Mr Knudsen joined Novo Nordisk in 1999 as a business analyst in NNIT A/S, previously a subsidiary of Novo Nordisk, and has since held finance positions of growing size and complexity throughout the Novo Nordisk value chain. From 2010 to 2014 Mr Knudsen was corporate vice president for Finance & IT at Novo Nordisk Inc. in the U.S. and in 2014 he was appointed senior vice president of Corporate Finance in Novo Nordisk. In February 2018 Mr Knudsen was promoted to executive vice president and chief financial officer. In 2019 Mr Knudsen assumed further responsibilities as his area was expanded to cover Finance, Legal & Procurement, followed by a further expansion in 2022 when he assumed responsibility for Global Solutions.

Doug Langa
Executive vice president, North America Operations

Mr Langa joined Novo Nordisk in 2011 as senior director of Managed Markets. In 2015 Mr Langa was promoted to corporate vice president of Market Access in the U.S. and in 2016 he was appointed senior vice president of Market Access in the U.S. In March 2017 Mr Langa was appointed senior vice president, head of North America Operations and president of Novo Nordisk Inc., and in August 2017 Mr Langa was promoted to executive vice president, continuing his responsibilities for North America Operations and president of Novo Nordisk Inc. Mr. Langa represents Novo Nordisk Inc. on the board of directors of the trade association PhRMA.

Mr Langa joined Novo Nordisk from GlaxoSmithKline, where he was the senior director of payer marketing. Prior to GlaxoSmithKline Mr Langa spent the majority of his career at Johnson and Johnson, where he held various roles of increasing responsibility within managed markets, sales leadership and marketing.

Martin Holst Lange
Executive vice president, Development

Mr Lange joined Novo Nordisk in 2002, as first operationally and subsequently medically responsible for several projects within Global Development. From 2006 to 2008 Mr Lange worked in Novo Nordisk Inc., USA, in the Medical Department as senior medical director. In 2008, he moved back to Denmark and became vice president, Medical & Science liraglutide, transferring in 2010 to insulin degludec in a similar position. From 2013 to 2017, he served as corporate project vice president for Insulin & Diabetes Outcomes and subsequently Insulin & Devices. In January 2018, he was appointed senior vice president for Global Development. In March 2021, Mr Lange was appointed executive vice president for Development.

From 1997 to 2002, Mr Lange did clinical work as well as clinical research of which the latter, three years at the Department of Endocrinology, National University Hospital, Denmark. Mr Lange has served on the board of directors of Beta Bionics Inc., USA.

Marcus Schindler
Executive vice president, Research & Early Development and chief scientific officer (CSO)

Mr Schindler joined Novo Nordisk in January 2018 as senior vice president for External Innovation and Strategy. From March 2018 to 2021 he was senior vice president for Global Drug Discovery and in March 2021, Mr Schindler was appointed executive vice president for Research & Early Development and chief scientific officer.

Prior to joining Novo Nordisk Mr Schindler was vice president, head of cardiovascular and metabolic diseases innovative medicines at AstraZeneca, Sweden. From 2009 to 2012, he was head of research at (OSI) Prosidion, Oxford, UK. From 2000 to 2008, he worked in various leadership roles at Boehringer Ingelheim, Germany after having started his career with Glaxo Wellcome/GSK, UK in 1997.

Camilla Sylvest
Executive vice president, Commercial Strategy & Corporate Affairs

Ms Sylvest joined Novo Nordisk in 1996 as a trainee. From 1997 to 2008 Ms Sylvest had roles in headquarters and regions within pricing, health economics, marketing and sales effectiveness. In 2003, she was appointed vice president of sales and marketing effectiveness in Region Europe. From 2008 to 2015 Ms Sylvest headed up subsidiaries and business areas of growing size and complexity in Europe and Asia and in 2013 she was also appointed corporate vice president. In August 2015 Ms Sylvest was appointed senior vice president and general manager of Novo Nordisk’s Region China. In October 2017, Ms Sylvest was promoted to executive vice president for Commercial Strategy & Corporate Affairs.

Henrik Wulff
Executive vice president, Product Supply, Quality Assurance, Digital Data & IT

Mr Wulff joined Novo Nordisk in 1998 in the logistic and planning function. From 2001 to 2008 he held different managerial roles within Novo Nordisk’s manufacturing organization, Product Supply, before being appointed senior vice president of Diabetes API in Product Supply, Denmark. In 2012 Mr Wulff was appointed senior vice president of the worldwide division Diabetes Finished Products. In 2013 he was promoted senior vice president of Product Supply globally. In April 2015 Mr Wulff was promoted executive vice president and in 2019 his area of responsibility expanded to also cover Quality Assurance, Digital Data & IT.

Novo Nordisk Form 20-F 2022

ITEM 6 DIRECTORS, EXECUTIVE MANAGEMENT AND EMPLOYEES
Maziar Mike Doustdar, Ludovic Helfgott and Doug Langa are not registered with the Danish Business Authority as members of executive management, or registered managers, within the meaning of the Danish Companies Act.

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

The key roles of the members of Board of Directors and members of Executive Management outside the Company are included in our Annual Report 2022 under the section ‘Board of Directors’ on pages 48-51.

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

B. COMPENSATION
For compensation data in respect of the members of the Company’s Board of Directors, reference is made to section 2.2 'Remuneration composition', section 2.4 'Board and committee fee levels 2022' and section 2.5 'Board remuneration 2022' in our Remuneration Report 2022.

For compensation data in respect of the members of the Company’s Executive Management, reference is made to section 3.1 'Remuneration policy', section 3.2 'Remuneration composition', section 3.4 'Executive remuneration in 2022’, section 3.6 'Short-term incentive programme 2022', section 3.7 'Long-term incentive programme 2022' and section 3.9 'Long-term incentive programs 2020, 2021 and 2022 – unvested shares' in our Remuneration Report 2022 and Note 5.1 'Share-based payment schemes' in our Annual Report 2022.

C. BOARD PRACTICES
The year of election and term for each member of the Board of Directors is included on pages 48-50 of our Annual Report 2022. The year of appointment for each member of Executive Management is included in Item 6A.

The Audit Committee
The Audit Committee assists the Board of Directors mainly with: overseeing the external auditors and the internal audit function; monitoring complaints reported through the Compliance Hotline (the Company's whistleblower system); overseeing and reviewing financial and ESG reporting, financial risk management and financial counterpart exposure, internal controls over financial and ESG reporting, business ethics compliance, information security; and insurance coverage.

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

In March 2022, the Board of Directors elected the following members to the Audit Committee: Laurence Debroux (member since 2019 and chair since 2021), Sylvie Grégoire (member since 2015), Mette Bøjer Jensen (member since 2022, employee-elected Board member), Christina Law (member since 2022) and Henrik Poulsen (member since 2021).

Novo Nordisk Form 20-F 2022

ITEM 6 DIRECTORS, EXECUTIVE MANAGEMENT AND EMPLOYEES
Remuneration Committee
The Remuneration Committee assists the Board of Directors with the preparation and/or oversight of: the Remuneration Policy for the members of the Board of Directors and Executive Management; the remuneration of the members of the Board of Directors and its committees; the remuneration and employment terms of Executive Management; the Remuneration Report and other reporting.
The Remuneration Committee has five members elected by the Board of Directors from among its members. One member is designated as chair and one member is an employee-elected Board member.

In March 2022, the Board of Directors elected the following members to the Remuneration Committee: Jeppe Christiansen (member since 2015 and chair since 2017), Elisabeth Dahl Christensen (member since 2022, employee-elected Board member), Laurence Debroux (member since 2021), Martin Mackay (member since 2021), and Henrik Poulsen (member since 2022).

Directors’ service contracts
Reference is made to the section ‘Corporate Governance’, page 21 of our Annual Report 2022 for the description of the termination payments for Executive Management.

D. EMPLOYEES
Reference is made to the section 'Employees' on page 93 and Note 2.4 'Employee costs' in our Annual Report 2022 regarding the total number of full-time employees in Novo Nordisk at year-end for the years 2018–2022. Employees outside Denmark as a percentage of the total number of employees for 2022 was 61% (2021: 61% and 2020; 61%).

Executive Management believes that the Company has a good relationship with its employees in general and with the labour unions of the Novo Nordisk employees.

E. SHARE OWNERSHIP
For information on the Board of Directors and Executive Management members' individual holdings of shares and restricted stock units, including shares and restricted stock units granted in the year ended December 31, 2022 and trading in shares by the Board of Directors and Executive Management in the same period, reference is made to section 2.6 'Shareholdings by the Board' and section 3.10 'Shareholdings by Executive Management' in our Remuneration Report 2022 and Note 5.1 'Share-based payment schemes' in our Annual Report 2022. As of January 31, 2023, the members of the Board of Directors and Executive Management held 559,431 B shares, representing in the aggregate less than 1% of the beneficial ownership of the Company.

In the period from January 1, 2023 until February 1, 2023, no B shares were sold or purchased by the members of the Board of Directors or Executive Management. The internal rules on trading in Novo Nordisk securities by members of the Board of Directors and Executive Management only permit trading in the 15 calendar day period following each quarterly earnings announcement. For information on vested shares for Executive Management on February 1, 2023, reference is made to section 3.8 'Long-term incentive programme 2019 – vested shares’ in our Remuneration Report 2022.

For further information, reference is made to Note 5.1 'Share-based payment schemes' in our Annual Report 2022.

F. DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION
Not applicable.

ITEM 7        MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS
For information on major shareholders reference is made to ‘Shares and capital structure’ on pages 41-42 of our Annual Report 2022.

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

Under the Foundation’s statutes, the Foundation is governed by a board of directors, which must be comprised of six to twelve members (of whom at least two members must have a medical or scientific background, and at least one of these two members must have a medical background). Members of the Foundation’s board of directors are typically nominated by the Foundation’s nomination committee and elected by a two-thirds vote of the board members who have themselves been previously elected pursuant to the Foundation’s statutes. Any board member can be removed as provided for in the Danish Act on Foundations (‘lov om erhvervsdrivende fonde’). In addition, employee-elected board members are elected for a statutory four-year term by the employees of the Foundation

Novo Nordisk Form 20-F 2022

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
and of the subsidiaries of the Foundation. No person or entity exercises any kind of formal influence over the Foundation’s board. The Foundation’s board currently consists of nine persons.

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

For further information reference is made to ‘Shares and capital structure’ on pages 41-42 of our Annual Report 2022.

The B shares of Novo Nordisk A/S are registered with VP Securities A/S (‘VP Securities’) and are not represented by certificates. Generally, VP Securities does not provide the Company with information with respect to registration. However, set forth below is information as of January 31, 2023 with respect to (a) any shareholder who is known to the Company to be the owner of more than 5% of any class of Novo Nordisk A/S' securities and (b) the total amount of any class owned by Novo Nordisk A/S and its subsidiaries (treasury shares) and by the Board of Directors and Executive Management as a group:

Title of class	Identity of person or group	Shares owned		Percent of class	Percent of total votes

A shares	Novo Holdings A/S	537,436,000		100.00	75.20
B shares	Novo Holdings A/S	102,104,000		5.76	1.43
B shares	Novo Nordisk A/S and subsidiaries (treasury shares)	31,631,497	*	1.82	0.44
B shares	Board of Directors and Executive Management	559,431		0.03	0.01
*) Treasury shares are included, however, voting rights of treasury shares cannot be exercised.

For information on share repurchases under the Company's share repurchase program in 2020/2021 reference is made to Note 4.1 ‘Distribution to shareholders’ in our Annual Report 2022. Information on the 2022/2023 share repurchase program, reference is made to ‘Shares and capital structure’ on pages 41-42 of our Annual Report 2022.

In February 2023, Novo Nordisk announced a new DKK 28 billion share repurchase program to be executed during the following 12 months. There is no complete record of all shareholders, nor of U.S. shareholders, and therefore it is not possible to give an accurate breakdown of geographical distribution of share capital nor of the number of B shareholders by country of residence. Additionally, certain of our B shares are held by brokers or other nominees and, as a result, the number of holders of record is not representative of the number of beneficial holders or of the residence of such beneficial holders.

However, based on available sources of information, as of December 31, 2022 it is estimated that share capital (including A and B share capital) was geographically distributed in the following manner: 39% Denmark, 26% North America, 3% UK, and 32% Other.
Furthermore, JPMorgan Chase Bank, N.A., our ADR Depositary, has informed us that as of December 31, 2022 the total number of ADRs outstanding was 175,956,396 representing approximately 10.93% of the issued B share capital outstanding (excluding treasury shares and shares held by Novo Holdings A/S) as at that date. All of the Company’s ADRs are held of record by the Depositary. For more information regarding our ADRs, see Item 12D below.

B. RELATED PARTY TRANSACTIONS
Related parties include the Novo Nordisk Foundation, Novo Holdings A/S, Novozymes A/S, Innate Pharma SA, Xellia Pharmaceuticals ApS (due to shared controlling shareholder, Novo Holdings A/S) and NNIT A/S being an associated company with shared controlled shareholding between Novo Holdings A/S and Novo Nordisk A/S. Novo Nordisk A/S has access to certain assets of and can purchase certain services from Novo Holdings A/S and Novozymes A/S and vice versa. All agreements relating to such assets and services are based on the list prices used for sales to third parties where such list prices exist, or the price has been set at what is regarded as

Novo Nordisk Form 20-F 2022

ITEM 8 FINANCIAL INFORMATION
market price. The material terms of these agreements are renegotiated on a regular basis. Being an associated company of Novo Nordisk A/S, Churchill Stateside Solar Fund XIV, LLC ('CS Solar Fund XIV') is considered a related party. Being an associated company of Novo Holdings A/S, Unchained Labs, Inc. is considered a related party to Novo Nordisk A/S.
Related party transactions in 2022, 2021 and 2020 were primarily payments for services provided between the Novo Nordisk Group and the Novozymes Group, Xellia Pharmaceuticals ApS, Sonion A/S and transactions with associated companies. The overall financial impact of these related party transactions is limited.

Since December 31, 2022, there have been no further significant transactions with related parties out of the ordinary course of business. For further information reference is made to Note 5.4 ‘Related party transactions’ in our Annual Report 2022.

C. INTERESTS OF EXPERTS AND COUNSEL
Not applicable.

ITEM 8        FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
The financial statements required by this item accompany this annual report in the form of our Annual Report 2022 (filed as Exhibit 15.1 to this Form 20-F).

Legal proceedings
Reference is made to Note 3.5 ‘Provisions and contingent liabilities’ in our Annual Report 2022.

Dividends
Reference is made to ‘Shares and capital structure’, on pages 41-42 of our Annual Report 2022.

B. SIGNIFICANT CHANGES
No significant events have occurred since the date of the annual financial statements. For description of important events and achievements in 2022, reference is made to ‘Introducing Novo Nordisk’ on pages 3-9 and ‘2022 performance and 2023 outlook’ on pages 36-40 of our Annual Report 2022.

ITEM 9        THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS
The Company's B shares are listed in Denmark on Nasdaq Copenhagen, and traded under the symbol "NOVO-B". The Company's ADRs are traded on the New York Stock Exchange under the symbol "NVO". See Exhibit 2.2 to this Form 20-F for a description of the B Shares.

B. PLAN OF DISTRIBUTION
Not applicable.

C. MARKETS
Reference is made to ‘Shares and capital structure’, on pages 41-42 of our Annual Report 2022.

D. SELLING SHAREHOLDERS
Not applicable.

E. DILUTION
Not applicable.

F. EXPENSES OF THE ISSUE
Not applicable.

ITEM 10    ADDITIONAL INFORMATION

A. SHARE CAPITAL
Not applicable.

Novo Nordisk Form 20-F 2022

ITEM 10 ADDITIONAL INFORMATION
B. MEMORANDUM AND ARTICLES OF ASSOCIATION
See Exhibit 2.2. to this Form 20-F for a summary of certain material provisions of Novo Nordisk A/S’ Articles of Association, certain other constitutive documents and relevant Danish corporate law. See Exhibit 1.1 to this Form 20-F for a translation into English language of the Articles of Association.

C. MATERIAL CONTRACTS
There have been no material contracts outside the ordinary course of business.

D. EXCHANGE CONTROLS
Other than the recently introduced Danish rules on screening of certain foreign direct investments, etc. in Denmark (the "Danish FDI Rules") and applicable international trade and financial sanctions as outlined below, (i) there are no governmental laws, decrees, or regulations in Denmark (including, but not limited to, foreign exchange controls) that restrict the export or import of capital, or that affect the remittance of dividends, interest or other payments to non-resident holders of the B shares or the ADRs, and (ii) there are no limitations on the right of non-resident or foreign owners to hold or vote the B shares or the ADRs imposed by the laws of Denmark or the Articles of Association of the Company.

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

International trade and financial sanctions are continually evolving. If applicable, such international trade and financial sanctions may under certain circumstances prevent the possibility of export and import of capital, and affect the remittance of dividends, interests and other payments to the non-resident holders of the B shares or the ADRs. In addition, international trade and financial sanctions may also restrict the right of non-resident or foreign owners to acquire, transfer, hold or vote the B shares and ADR's. Failure to comply with international trade and financial sanctions can lead to criminal and civil liability.

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

Novo Nordisk Form 20-F 2022

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

U.S. Taxation
The following summary outlines certain U.S. federal income tax consequences for U.S. Holders (defined below) of owning and disposing of ADRs or B shares. A ‘U.S. Holder’ is a person that, for U.S. federal income tax purposes, is a beneficial owner of ADRs or B shares that is eligible for the benefits of the Current Convention and is (i) a citizen or individual resident of the United States, (ii) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any state therein or the District of Columbia, or (iii) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source. This discussion applies only to a U.S. Holder that holds ADRs or B shares as capital assets for U.S. tax purposes and does not apply to persons that own or are deemed to own ADRs or common shares representing 10% or more of the voting power or value of Novo Nordisk. In addition, this discussion does not describe all of the tax consequences or potentially different tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including tax consequences applicable to U.S. Holders subject to special rules, such as certain financial institutions, entities classified as partnerships for U.S. federal income tax purposes, persons subject to the provisions of the U.S. Internal Revenue Code and Treasury regulations thereunder commonly known as the Medicare contribution tax, persons subject to the alternative minimum tax, or persons holding ADRs or B shares in connection with a trade or business conducted outside of the United States. This discussion is based, in part, on certain representations by the Depositary and assumes that each obligation under the deposit agreement will be performed in accordance with its terms. This discussion assumes that the Company is not, and will not become, a passive foreign investment company for U.S. federal income tax purposes.

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

Subject to applicable limitations under U.S. federal income tax law, a U.S. Holder may be eligible to credit against its U.S. federal income tax liability Danish taxes withheld from dividends on ADRs or B shares at a rate not exceeding the applicable rate under the Current Convention. Danish taxes withheld in excess of the applicable rate under the Current Convention will not be eligible for credit against a U.S. Holder’s federal income tax liability. The rules governing foreign tax credits are complex and, therefore, U.S. Holders

Novo Nordisk Form 20-F 2022

ITEM 10 ADDITIONAL INFORMATION
should consult their tax advisers regarding the availability of foreign tax credits in their particular circumstances. Alternatively, subject to applicable limitations, U.S. Holders may elect to deduct Danish taxes withheld from dividend payments. An election to deduct foreign taxes instead of claiming a foreign tax credit applies to all foreign taxes paid or accrued in the taxable year.

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

Copies of this Form 20-F as well as our Annual Report 2022, Annual Report 2021 and Remuneration Report 2022 can be downloaded from the investors page at novonordisk.com. The contents of this website are not incorporated by reference into this Form 20-F. This Form 20-F is also filed and can be viewed via EDGAR on www.sec.gov.

I. SUBSIDIARY INFORMATION
Not applicable.

ITEM 11    QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

Financial exposure and financial risk management
For a description and discussion of the Company’s foreign exchange risk management, interest rate risk management, liquidity risk management and credit risk management, reference is made to Note 4.3 ‘Financial risks’ and the section ‘Risk management’ on pages 45-46 of our Annual Report 2022.

Sensitivity analysis
When conducting a sensitivity analysis, the Group assesses the change in fair value on the market-sensitive instruments following hypothetical changes in market rates and prices. The rates used to mark-to-market the instruments are market data as of December 31, 2022.

Novo Nordisk Form 20-F 2022

ITEM 12 DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Interest rate sensitivity analysis
For information on Interest rate sensitivity analysis in the financial year of 2022, reference is made to Note 4.3 ‘Financial risks’ in our Annual Report 2022.

Foreign exchange sensitivity analysis
For information on Foreign exchange sensitivity analysis in the financial year of 2022, reference is made to Note 4.3 ‘Financial risks’ and the section ‘Risk management’ on pages 45-46 of our Annual Report 2022.

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

The Depositary distributes relevant notices, reports and proxy materials to the holders of the ADRs. When dividends are paid to shareholders, the Depositary converts the amounts into U.S. dollars and distributes the dividends to the holders of the ADRs. See Exhibit 2.1. to this Form 20-F for a description of the rights of holders of the ADRs.

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

J.P. Morgan, as Depositary, has agreed to reimburse certain reasonable expenses related to Novo Nordisk’s ADR program and incurred by Novo Nordisk in connection with the program. In the year ended December 31, 2022, the Depositary reimbursed USD 3,836,438 for costs related to investor relations activities.

Novo Nordisk Form 20-F 2022

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

Novo Nordisk Management, including the chief executive officer and chief financial officer, evaluated the Company’s disclosure controls and procedures as of December 31, 2022. Based on this evaluation, the Company’s chief executive officer and chief financial officer concluded that as of December 31, 2022, the Company’s disclosure controls and procedures were effective at the reasonable assurance level.

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

Novo Nordisk Management, including the chief executive officer and chief financial officer, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2022, using the criteria established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (‘COSO’). Based on this assessment, Novo Nordisk Management, including the chief executive officer and chief financial officer, concluded that, as of December 31, 2022, the Novo Nordisk Group’s internal control over financial reporting was effective based on criteria stated in Internal Control – Integrated Framework (2013) issued by the COSO.

Forma Therapeutics, a newly-acquired business, is exempt from the scope of the reporting and control requirements applicable to Novo Nordisk A/S under Section 404 of the Sarbanes-Oxley Act and is not included in management’s assessment of internal control over financial reporting for the year ended December 31, 2022, as the acquisition was completed on October 14, 2022. The total assets represent approximately 0.4% and total net profit represents approximately 0.0% of the consolidated financial statement amounts of Novo Nordisk as of and for the year ended December 31, 2022.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2022 has been audited by Deloitte, Statsautoriseret Revisionspartnerselskab, Denmark, an independent registered public accounting firm, as stated in their report which appears on pages 31-32 of this Form 20-F.

Novo Nordisk Form 20-F 2022

ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERTS
Changes in internal controls over financial reporting
There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

Reference is made to pages 48-51 of our Annual Report 2022 for the name, position and experience for the members of the Audit Committee.

ITEM 16B    CODE OF ETHICS

Novo Nordisk has a vision and a set of essentials named the Novo Nordisk Way. The Novo Nordisk Way describes who Novo Nordisk as a company is, where Novo Nordisk wants to go and how its employees work. The Novo Nordisk Way is principle-based and describes corporate essentials and the required values and mindset of employees on business conduct and ethics including a number of the topics required by the Sarbanes–Oxley Act and the NYSE Listed Company Manual. In addition to the Novo Nordisk Way, a number of guidelines have been established including a Business Ethics Code of Conduct and related business ethics requirements on how to conduct business in Novo Nordisk. The Novo Nordisk Way and our Business Ethics Code of Conduct apply to all employees in Novo Nordisk including the chief executive officer and chief financial officer, as well as the Board of Directors.

The Novo Nordisk Way and our Business Ethics Code of Conduct may be found on our website at novonordisk.com (the contents of the website are not incorporated by reference into this Form 20-F).

ITEM 16C    PRINCIPAL ACCOUNTANT FEES AND SERVICES

Reference is made to Note 5.5 ‘Fee to statutory auditors’ in our Annual Report 2022 regarding fees paid to our statutory auditors.

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

Audit-Related Fees
Fees for audit-related services consist of fees incurred for assurance and related services provided by the independent auditor but not restricted to those that can only be provided by the auditor signing the audit report. This includes, amongst others, the assurance provided on the Company’s social and environmental reporting included in the Annual Report 2022 and also includes work concerning interpretation of financial accounting reporting standards.

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

Novo Nordisk Form 20-F 2022

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

Mette Bøjer Jensen is a current employee of Novo Nordisk who has been elected to the Board of Directors by the employees pursuant to the Danish Companies Act (in Danish: "Selskabsloven"). The Danish Companies Act requires any limited liability company with more than 35 employees on average over a three-year period to organize a vote in which the employees are entitled to decide whether they would like employee representation on the Board of Directors. Mette Bøjer Jensen is not an executive officer of Novo Nordisk. Accordingly, her service on the Audit Committee is permissible pursuant to the exemption from the independence requirements provided for by paragraph (b)(1)(iv)(C) of Rule 10A-3.

Novo Nordisk does not believe the reliance on such exemptions would materially adversely affect the ability of the Audit Committee to act independently and to satisfy the other requirements of the Rule 10A-3.

ITEM 16E    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

	Total Number of Shares Purchased (a)*	Average Price Paid per Share in DKK (b)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (c)	Maximum Approximate Value of Shares that may yet be purchased under the Plans or Programs in DKK (d)
2021 repurchase program
Status year end 2021**	32,345,725	569.54	32,345,725	1,577,776,013
January 1-31, 2022	2,317,445	649.19	34,663,170	73,317,375
February 1, 2022	110,000	665.70	34,773,170	90,377
Total***	34,773,170	575.15	34,773,170	90,377

2022 repurchase program				24,000,000,000
February 3-28, 2022	2,069,151	665.09	2,069,151	22,623,837,354
March 1-31, 2022	2,318,099	715.55	4,387,250	20,965,119,939
April 1-30, 2022	1,643,000	789.12	6,030,250	19,668,589,067
May 1-31, 2022	5,876,568	794.91	11,906,818	14,997,236,434
June 1-30, 2022	1,920,000	773.60	13,826,818	13,511,929,807
July 1-31, 2022	1,899,514	821.02	15,726,332	11,952,397,412
August 1-31, 2022	1,960,367	789.38	17,686,699	10,404,915,590
September 1-30, 2022	1,979,210	767.59	19,665,909	8,885,684,470
October 1-31, 2022	1,866,223	797.02	21,532,132	7,398,274,395
November 1-30, 2022	5,727,558	847.55	27,259,690	2,543,856,237
December 1-31, 2022	1,154,999	910.29	28,414,689	1,492,474,236
Total	28,414,689	792.11	28,414,689	1,492,474,236
*) All shares purchased through a publicly announced program.
**) Shares purchased under 2021 repurchase program during 2021.
***) As of February 1, 2022, Novo Nordisk had repurchased a total of 34,773,170 B shares equal to a transaction value of DKK 20 billion. The DKK 20 billion share repurchase program announced February 3, 2021 was thereby concluded.

Novo Nordisk Form 20-F 2022

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

Under this authorization, a share repurchase program for 2021 of DKK 20 billion initiated in February 2021, was completed in February 2022. A new share repurchase program for 2022 of DKK 24 billion initiated in February 2022 was completed in February 2023. The shares have been purchased through a bank directly in the market or directly from Novo Holding A/S.

Column (a) shows shares Novo Nordisk purchased as part of our share repurchase program initiated in February 2021 (completed in February 2022) and our share repurchase program initiated in February 2022.

Notes to columns (c) and (d)
In order to maintain capital structure flexibility, the Board of Directors intends to propose at the annual general meeting on March 23, 2023, a reduction in the B share capital, by cancellation of 25 million shares (nominal value DKK 0.20) of current treasury B shares, to DKK 343,512,800. This would correspond to a 1.1% reduction of the total share capital.

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

Novo Nordisk Form 20-F 2022

ITEM 16G CORPORATE GOVERNANCE
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

The Board has determined whether the Board members qualify as independent per the Danish Corporate Governance Recommendations. The Board has also determined whether the Board members, who are members of the Audit Committee, qualify as independent under Rule 10A-3 in the Securities Exchange Act. Such determination is disclosed in the Annual Report. Further, the Annual Report provides detailed and individual information regarding the Board members, but it does not explicitly identify which Board members the Board considers independent under the NYSE Standards.

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

One Audit Committee member is a member of the Board of Directors of the main shareholder Novo Holdings A/S relying on the exemption from the independence requirements of Rule 10A-3(b)(1) provided for by paragraph (b)(1)(iv)(B) of Rule 10A-3 and one Audit Committee member is an employee representative relying on the exemption from the independence requirements in Rule 10A-3(b)(1) provided for by paragraph (b)(1)(iv)(C) of Rule 10A-3. See Item 16D above for further details.
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

Novo Nordisk A/S has established a Remuneration Committee and the members of the Remuneration Committee are elected at a Board meeting held immediately following the annual general meeting. When electing the members, the Board of Directors considers all factors relevant to determine whether the members of the Remuneration Committee have a relationship to the Company which is material to the director’s ability to be independent from management when performing its duties. In the Danish Corporate Governance Recommendations, it is recommended that a majority of the members of a any board committee shall qualify as independent. Pursuant to the Danish Corporate Governance Recommendations, two members qualify as independent members and three members qualify as non-independent members, including the chair. This is due to the fact that the Board of Directors wishes to allow for both main shareholder and employee representation in our Board committees while maintaining an operational structure of the committees with relatively few members. The composition of the Remuneration Committee thus does not conform to the Danish Corporate Governance Recommendations.

Novo Nordisk Form 20-F 2022

ITEM 16H MINE SAFETY DISCLOSURE
Nomination Committee
Under the NYSE Standards listed companies must have a nominating/corporate governance committee composed entirely of independent directors, which requirement does not apply to Novo Nordisk A/S as a controlled company.

Novo Nordisk A/S has established a Nomination Committee and the members of the Nomination Committee are elected at a Board meeting held immediately following the annual general meeting. In the Danish Corporate Governance Recommendations it is recommended that a majority of the members of any board committee shall qualify as independent. Pursuant to the Danish Corporate Governance Recommendations, two members of the Nomination Committee qualify as independent members, including the chair, and two members qualify as non-independent members. This is due to the fact that the Board of Directors wishes to allow for both main shareholder and employee representation in our Board committees while maintaining an operational structure of the committees with relatively few members. The composition of the Nomination Committee thus does not conform to the Danish Corporate Governance Recommendations.

Equity-compensation plans
Under Section 303A.08 of the NYSE Standards, shareholders must be given the opportunity to vote on all equity compensation plans and material revisions thereto, with certain limited exceptions. The Remuneration Policy adopted by the annual general meeting describes Board and Executive remuneration. An adjustment of the policy was most recently adopted by the annual general meeting in March 2022 to further clarify and define certain elements in the Remuneration Policy and it applies to Board and Executive remuneration in relation to the calendar year 2022 onwards. All incentive programs offered to the Board and/or Executive Management shall comply with this framework. However, under Danish law, the practice of voting on equity-compensation plans is not contemplated and accordingly, equity compensation plans are only subject to shareholder approval if they result in the issuance of new shares (and not if treasury shares are used).

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

ITEM 16I    DISCLOSURES REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Novo Nordisk Form 20-F 2022

ITEM 17 FINANCIAL STATEMENTS
PART III

ITEM 17    FINANCIAL STATEMENTS

See response to Item 18.

ITEM 18    FINANCIAL STATEMENTS

The financial statements required by this item accompany this annual report in the form of our Annual Report 2022 (see Item 19).

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

The non-IFRS financial measures presented in our Annual Report 2022 are:
•Sales in constant exchange rates; and
•Operating profit in constant exchange rates.
•Return on invested capital (ROIC);
•Free cash flow;
•Cash to earnings;

Reference is made to the section ‘Non-IFRS financial measures’ on pages 87-88 in our Annual Report 2022.

Novo Nordisk Form 20-F 2022

ITEM 18 FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Novo Nordisk A/S

Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Novo Nordisk A/S and its subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated income statements, statements of comprehensive income, equity statements and cash flow statements for the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). We also have audited the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the periods ended December 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

As described in the Report of Novo Nordisk Management on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Forma Therapeutics Holdings, Inc., which was acquired on October 14, 2022, and whose total assets represent approximately 0.4% and total net profit represents approximately 0.0% of the consolidated financial statement amounts of the Company as of and for the year ended December 31, 2022. Accordingly, our audit did not include the internal control over financial reporting at Forma Therapeutics Holdings, Inc.

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

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

Novo Nordisk Form 20-F 2022

ITEM 18 FINANCIAL STATEMENTS
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which they relate.

US sales rebates – Refer to notes 2.1 and 3.5 to the financial statements

Critical Audit Matter Description

In the United States (US), sales rebates are paid in connection with public healthcare insurance program, namely Medicare and Medicaid, as well as rebates to pharmacy benefit managers and managed healthcare plans. In January 2021, the Group changed its policy in the US related to the 340B Drug Pricing Program, whereby Novo Nordisk no longer provides 340B statutory discounts to certain pharmacies that contract with covered entities participating in the 340B Drug Pricing Program. Novo Nordisk has only recognized revenue related to the 340B Drug Pricing Program to the extent that it is highly probable that its inclusion will not result in a significant revenue reversal in the future. When sales are recognized, Novo Nordisk also records provisions for the expected value of the sales deductions (variable consideration) at the time the related sales are recorded. The provision for sales rebates and discounts amounted to DKK 69,499 million as of December 31, 2022, a significant portion of which related to the US business.

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

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to US sales rebates included the following, among others:

•We evaluated the appropriateness of the Company’s methodology used to develop their sales rebates provisions, including provisions related to the 340B Drug Pricing Program, by involving audit professionals with industry and quantitative analytics experience to assist us in performing our auditing procedures.
•We tested the effectiveness of controls relating to sales rebates, including controls over the assumptions and data used to estimate these rebates.
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

/s/ Deloitte Statsautoriseret Revisionspartnerselskab
Copenhagen, Denmark
February 1, 2023
We have served as the Company’s auditor since 2021.

Novo Nordisk Form 20-F 2022

ITEM 18 FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Novo Nordisk A/S

Opinion on the Financial Statements
We have audited the consolidated income statement, statement of comprehensive income, equity statement and cash flow statement of Novo Nordisk A/S and its subsidiaries (the “Company”) for the year ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of the Company for the year ended December 31, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion
These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers
Statsautoriseret Revisionspartnerselskab
Hellerup, Denmark
February 3, 2021

We served as the Company's auditor from 1982 to 2021.

Novo Nordisk Form 20-F 2022

ITEM 19 EXHIBITS
ITEM 19    EXHIBITS

A. ANNUAL REPORT
The following pages from our Annual Report 2022 (see Exhibit 15.1) are incorporated by reference into this Form 20-F. The content of websites, scientific articles and other sources referenced on these pages are not incorporated by reference into this Form 20-F.

Page(s) in our Annual Report
Management Discussion and Analysis
Introducing Novo Nordisk	3-9
Strategic Aspirations	10-43
Corporate Governance	21-22
Pipeline overview	30
2022 performance and 2023 outlook	36-40
Shares and capital structure	41-42
Risk management	45-46
Board of Directors	48-50
Executive Management	51

Consolidated Financial Statements
Consolidated Income statement and Statement of comprehensive income for the years ended 31 December 2022, 2021 and 2020	54
Consolidated Cash flow statement for the years ended 31 December 2022, 2021 and 2020	55
Consolidated Balance sheet as of 31 December 2022 and 2021	56
Consolidated Equity statement at 31 December 2022, 2021 and 2020	57
Notes sections in the Consolidated financial statements	58-85
Companies in the Novo Nordisk Group	85

B. REMUNERATION REPORT
The following pages from our Remuneration Report 2022 (see Exhibit 15.4) are incorporated by reference into this Form 20-F. The content of websites, scientific articles and other sources referenced on these pages are not incorporated by reference into this Form 20-F.

Page(s) in the Remuneration Report

2.2 Remuneration composition	5-6
2.4 Board and committee fee levels 2022	7
2.5 Board remuneration 2022	7
2.6 Shareholdings by the Board	8
3.1 Remuneration policy	9
3.2 Remuneration composition	9-10
3.4 Executive remuneration in 2022	11-12
3.6 Short-term incentive programme 2022	13-14
3.7 Long-term incentive programme 2021 and 2022	14-15
3.8 Long-term incentive programme 2019 – vested shares	16
3.9 Long-term incentive programs 2020, 2021 and 2022 – unvested shares	16-17
3.10 Shareholdings by Executive Management	18

Novo Nordisk Form 20-F 2022

ITEM 19 EXHIBITS
C. EXHIBITS
List of exhibits:

Exhibit No.	Description	Method of filing

1.1	Articles of Association of Novo Nordisk A/S	Incorporated by reference to the Registrant’s Report furnished to the SEC on Form 6-K on March 24, 2022.

2.1	Description of the rights of American Depositary Shares registered under Section 12 of the Securities Exchange Act of 1934	Incorporated by reference to the description of the rights of American Depositary Shares included in Exhibit 2.1 to the Registrant's Report on Form 20-F for the year ended December 31, 2019.

2.2	Description of the rights of B Shares registered under Section 12 of the Securities Exchange Act of 1934	Filed together with this Form 20-F 2022.

8.1	Companies in the Novo Nordisk Group	Incorporated by reference to page 85 of the Annual Report 2022, filed as Exhibit 15.1 to this Form 20-F 2022.

12.1	Certification of Lars Fruergaard Jørgensen, president and chief executive officer of Novo Nordisk, pursuant to Section 302 of the Sarbanes–Oxley Act of 2002.	Filed together with this Form 20-F 2022

12.2	Certification of Karsten Munk Knudsen, executive vice president and chief financial officer of Novo Nordisk, pursuant to Section 302 of the Sarbanes–Oxley Act of 2002.	Filed together with this Form 20-F 2022

13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes–Oxley Act of 2002.	Filed together with this Form 20-F 2022

15.1	The Registrant's Annual Report for the fiscal year ended December 31,2022.	Filed together with this Form 20-F 2022. Certain of the information included within Exhibit 15.1, which is provided pursuant to Rule 12b-23(a)(3) of the Securities Exchange Act of 1934, as amended, is incorporated by reference in this Form 20-F, as specified elsewhere in this Form 20-F. With the exception of the items and pages so specified, Exhibit 15.1 is not deemed to be filed as part of this Form 20-F.

15.2	Consent of independent registered public accounting firm.	Filed together with this Form 20-F 2022

15.3	Consent of independent registered public accounting firm.	Filed together with this Form 20-F 2022

15.4	The Registrant's Remuneration Report for the fiscal year ended December 31, 2022.	Incorporated by reference to the portions of the Registrant’s Report furnished to the SEC on Form 6-K on February 1, 2023 identified in Item 19.b of this Form 20-F.

EX-101.SCH	XBRL Taxonomy Extension Schema Document	Filed together with this Form 20-F 2022.

EX-101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document	Filed together with this Form 20-F. 2022

EX-101.DEF	XBRL Taxonomy Extension Definition Linkbase Document	Filed together with this Form 20-F 2022.

EX-101.LAB	XBRL Taxonomy Extension Labels Linkbase Document	Filed together with this Form 20-F 2022.

EX-101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document	Filed together with this Form 20-F 2022.

Novo Nordisk Form 20-F 2022

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
Dated: February 1, 2023

Novo Nordisk Form 20-F 2022