Form 20-F
period 2023-12-31
NOVO NORDISK A S
filed 2024-01-31
CIK 353278

        UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
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
Novo Alle 1
DK-2880 Bagsværd
Denmark
(Address of principal executive offices)
Karsten Munk Knudsen
Executive vice president and chief financial officer
Tel: +45 4444 8888
E-mail: kmkn@novonordisk.com
Novo Alle 1, DK-2880 Bagsværd, Denmark
(Name, Telephone, E-mail and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of each class:	Trading Symbol(s):	Name of each exchange on which registered:
B shares, nominal value DKK 0.10 each		New York Stock Exchange*
American Depositary Receipts, each representing one B Share	NVO	New York Stock Exchange
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

A shares, nominal value DKK 0.10 each:	1,074,872,000
B shares, nominal value DKK 0.10 each:	3,435,128,000
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

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filling:
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

Novo Nordisk Form 20-F 2023

INTRODUCTION
INTRODUCTION
In this Form 20-F the terms ‘the Company’, ‘Novo Nordisk’ and ‘the Group’ refer to the parent company Novo Nordisk A/S together with its consolidated subsidiaries. The term ‘Novo Nordisk A/S’ is used when addressing issues specifically related to this legal entity.

Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, certain information for the 2023 Form 20-F of Novo Nordisk A/S set out herein is being incorporated by reference from the Company's statutory Annual Report 2023, including the consolidated financial statements of Novo Nordisk A/S (hereafter “Annual Report 2023”) and the Company’s Remuneration Report 2023 as specified elsewhere in this Form 20-F (with the exception of the items and pages so specified, the Annual Report 2023 and Remuneration Report 2023 are not deemed to be filed as part of this Form 20-F). Therefore, the information in this Form 20-F should be read in conjunction with the Annual Report 2023 and the Remuneration Report 2023 (see Exhibits 15.1 and 15.3, respectively)

The Company publishes its financial statements in Danish kroner (DKK).

Novo Nordisk conducted a stock split whereby the trading unit of the Novo Nordisk B shares listed on NASDAQ OMX Copenhagen was changed from DKK 0.20 to DKK 0.10 as of September 13, 2023. The American Depositary Receipts (ADRs) listed on the New York Stock Exchange (NYSE) were similarly split as of September 20, 2023, to ensure that the ratio of B shares to ADRs remains 1:1. Historical data and comparative disclosures in this Form 20-F and our Annual Report 2023 have been adjusted to reflect the stock split.

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

With reference to our Annual Report 2023, examples of forward-looking statements can be found under the heading 'Strategic Aspirations' in our Annual Report 2023 and elsewhere. These statements are based on current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. Novo Nordisk cautions that a number of important factors, including those described in our Annual Report 2023, could cause actual results to differ materially from those contemplated in any forward-looking statements.

Factors that may affect future results include, but are not limited to, global as well as local political and economic conditions, such as interest rate and currency exchange rate fluctuations, delay or failure of projects related to research and/or development, unplanned loss of patents, interruptions of supplies and production, including as a result of interruptions or delays affecting supply chains on which Novo Nordisk relies, shortages of supplies, including energy supplies, product recalls, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk’s products, introduction of competing products, reliance on information technology including the risk of cybersecurity breaches, Novo Nordisk’s ability to successfully market current and new products, exposure to product liability and legal proceedings and investigations, changes in governmental laws and related interpretation thereof, including on reimbursement, intellectual property protection and regulatory controls on testing, approval, manufacturing and marketing, perceived or actual failure to adhere to ethical marketing practices, investments in and divestitures of domestic and foreign companies, unexpected growth in costs and expenses, strikes and other labour market disputes, failure to recruit and retain the right employees, failure to maintain a culture of compliance, epidemics, pandemics or other public health crises, effects of domestic or international crises, civil unrest, war or other conflict, and factors related to the foregoing matters and other factors not specifically identified herein.

For an overview of some, but not all, of the risks that could adversely affect Novo Nordisk's results or the accuracy of forward-looking statements in this document, reference is made to the overview of risk factors in ‘Risk management’ on pages 41-42 of our Annual Report 2023. Unless required by law, Novo Nordisk has no duty and undertakes no obligation to update or revise any forward-looking statement after the date of this document, whether as a result of new information, future events or otherwise.

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

Novo Nordisk Form 20-F 2022

ITEM 1 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
PART I

ITEM 1        IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.

ITEM 2        OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.

ITEM 3        KEY INFORMATION
A. [RESERVED]

B. CAPITALIZATION AND INDEBTEDNESS
Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS
Not applicable.

D. RISK FACTORS
For information on risk factors, reference is made to ‘Risk management’ on pages 41-42 of our Annual Report 2023, excluding the section ‘Mitigating actions’ on page 42. Outlined in greater detail below, we are subject to cybersecurity risks and the risk related to climate change.

The potential risk on our business as a result of cybersecurity breaches
We rely on our IT systems to protect our intellectual property, business confidential information, and personal data. Therefore, disruption as a result of cybersecurity breaches could negatively impact the Company’s business and operations or financial results.

IT systems act as a backbone for the Company. They support processes in research & development, manufacturing, sales and supply, and business administration. As we are a global company, the size and complexity of our IT systems are significant, and our IT infrastructure and networks are spread across the geographic regions in which we operate. The dedicated cybersecurity teams who operate our global IT security infrastructure may be unable to respond sufficiently to the threats facing us or may fail to prevent service interruptions or security breaches resulting from attacks by malicious third parties. Many of these cyber threats have the potential to cause significant downtime of critical IT systems or the unintended disclosure of confidential information and personal data. Although we have not previously experienced material losses as a result of such incidents, we cannot guarantee that we will be able to prevent similar incidents from occurring or adversely affecting our business in the future.

We are subject to data privacy regulation in the EU (including the General Data Protection Regulation) and to privacy laws in many other jurisdictions where we do business that impose obligations and restrictions on the collection and use of personal data. In the ordinary course of the Company’s business, it collects and stores personal data (including sensitive personal data) of patients, health care professionals, employees and other third parties.

Many third-party vendors provide support services in relation to our business processes and require access to sensitive information (including personal data) in the course of their work. Such vendors could themselves be susceptible to cybersecurity or personal data breaches. Any unauthorized access, disclosure, or other loss of personal data could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and significant regulatory penalties, disrupt the Company’s operations and damage the Company’s reputation.

The potential risk on our business as a result of failure to meet regulatory or ethical expectations on environmental impact, including climate change
Climate change has global implications and poses a significant threat to human health and development. Companies are increasingly expected to behave in a responsible manner on a variety of environmental matters, by governmental and regulatory authorities, counterparties, such as vendors and suppliers, customers and investors. In particular, we recognize the environmental issues related to the pharmaceutical industry.

At Novo Nordisk, climate-related risks are identified and assessed through our risk management process. The risk assessment includes a natural hazards risk rating of supplier locations, provided by external insurance companies. The risk rating is related to

Novo Nordisk Form 20-F 2023

ITEM 3 KEY INFORMATION

various parameters, including natural events such as flooding, earthquakes, high-speed winds, tornados, hail storms, and lightning. The risk assessment serves to provide input for risk mitigation, and consequently prioritize actions to prevent or minimize the impact of supply disruptions on manufacturing.

The Company’s main production facilities are located in Denmark, where the risk of natural events is assessed lower; however, the Company also has other production facilities in countries that are at greater risk of natural disasters. For example, our production facility in Koriyama, Japan is exposed to a higher risk of earthquakes, our production facility in Tianjin, China is located in an area prone to storm surges due to rising sea levels and our production facility in North Carolina, United States is exposed to a higher risk of tornadoes and subsequent rainfall and lightening. In addition, availability of high-quality water is essential for the production of diabetes and biopharmaceutical products and hence the Company’s operations. The Company has production facilities in countries with high water stress levels or high seasonal variations, such as France, Brazil, China, United States, Iran and Algeria.

Despite our commitment to identify climate-related risks, we could be unable to meet our environmental objectives in an efficient and timely manner, or at all. Since 2020, all our production sites have sourced 100% renewable power; however, our CO2e emissions continue to rise as the company grows, in particular within Scope 3. We are committed to achieving net zero emission by 2045, and we have an interim target to reach zero CO2e emissions from operations and transport by 2030. To achieve this goal, we must also ensure our 60,000-plus suppliers play their part in this transformation, since their activities account for the majority of our total CO2e emissions. Our target is that all goods and services from suppliers will be based on 100% renewable power by 2030, which is an important milestone in achieving our greater net zero commitment.

Factors that may inhibit our ability to reach these targets or failure to maximize our environmental sustainability credentials could expose us to increased regulatory risk and put us at a commercial disadvantage relative to our peers. This could result in a material adverse effect on our business, financial condition, results of operations and prospects and lead to reputational damage.

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

Reference is made to ‘More information', on page 100 of our Annual Report 2023 for information on domicile.

Important events in 2023
Reference is made to ‘Introducing Novo Nordisk’, pages 3-9 and ‘2023 performance and 2024 outlook’, pages 34-37 of our Annual Report 2023 for a description of important events in 2023.

Capital expenditure in 2023, 2022 and 2021
For capital expenditure in 2023, 2022 and 2021, reference is made to the section entitled ‘Cash flow and capital allocation’ on page 36 of our Annual Report 2023. No significant divestments took place in the period from 2021–2023.

For capital expenditures expected in 2024, reference is made to page 37 in the subsection ‘2024 outlook’ in our Annual Report 2023. Such expenditures are expected to be financed with cash flow from operating activities.

Novo Nordisk Form 20-F 2023

ITEM 4 INFORMATION ON THE COMPANY
Public takeover offers in respect of the Company’s shares
No such offers occurred during 2023 or 2024 to date.

B. BUSINESS OVERVIEW
Reference is made to the sections 'Novo Nordisk at a glance' on page 6 and ‘Strategic Aspirations’ on pages 10-39 of our Annual Report 2023.

Novo Nordisk is a global healthcare company and a world leader in Diabetes and Obesity care. The Company manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. Headquartered in Denmark, Novo Nordisk employs more than 60,000 employees in 80 countries, and markets its products in approximately 170 countries.

The Company has a broad product portfolio across Diabetes and Obesity care and Rare disease, including a full portfolio of glucagon-like-peptide-1 (GLP-1) receptor agonists for the treatment of diabetes and obesity, modern insulins and human insulins. During 2023, there has been continued strong growth across therapy areas and geographic areas in which Novo Nordisk operates.

Combined with higher than expected demand, and temporary capacity limitations at some of our manufacturing sites, there have been periodic supply constraints for certain products, including the leading product by sales, Ozempic® for the treatment of type 2 diabetes1. The Company also markets two drugs - Saxenda® and Wegovy® - for the treatment of people with obesity. In it's third year after launch the GLP-1 product, Wegovy, grew more than 400% to DKK 31 billion. Further, Novo Nordisk has a Rare disease portfolio consisting mainly of growth hormone and hemophilia products.

From August to October 2023, Novo Nordisk acquired 100% of the share capital of a French company. Biocorp Production S.A., and its subsidiaries (Biocorp), whose primary assets are patents and know-how related to Mallya, a Bluetooth enabled add-on device that can be used in administering doses for injection pens and provide data for doctors and patients on correct dosing. The purchase price of the asset acquisition was approximately EUR 154 million.

In September 2023, Novo Nordisk completed the acquisition of a Canadian company Inversago Pharma Inc. (Inversago), whose primary asset, INV-202, is currently in phase 2. The asset is focused on the development of peripherally acting Cannabinoid (CB1) receptor blocker therapies which have potential to treat people living with obesity, diabetes, metabolic and fibrotic diseases. The purchase price of the asset acquisition was approximately USD 600 million with additional contingent payments of USD 475 million. Novo Nordisk also agreed to acquire the asset Ocedurenone for uncontrolled hypertension with potential application in cardiovascular and kidney disease from KBP Biosciences PTE., Ltd. in 2023. The purchase price of the asset acquisition was USD 800 million with additional contingent payments of USD 500 million.

Segment information
Novo Nordisk is engaged in the discovery, development, manufacturing and marketing of pharmaceutical products and has two business segments: (i) Diabetes and Obesity care and (ii) Rare disease. Reference is made to Note 2.2 ‘Segment information’ in our Annual Report 2023.

Seasonality
Sales of individual products in individual markets may be subject to fluctuations from quarter to quarter. However, the Company’s consolidated operating results have not been subject to significant seasonality.

Raw materials
The impact on the overall profitability of Novo Nordisk from variations in raw material prices is unlikely to be significant. Currently, there is no raw material supply shortage that is expected to significantly impact the Company’s ability to supply any significant market. Regarding the 2023 capacity constraints, reference is made to page 33 of the Annual Report 2023. Periodic supply constraints and related drug shortage notifications across a number of products and geographies are expected to continue in 2024. The supply capacity is gradually being expanded.

Market and competition
Novo Nordisk’s insulin and other pharmaceutical products are marketed and distributed through subsidiaries, distributors and independent agents each responsible for specific geographic areas. The Company’s financial reporting is divided into: EMEA (covering Europe, the Middle East and Africa), Region China (covering Mainland China, Hong Kong and Taiwan), Rest of World (covering all other
1 Product indications described in this Form 20-F are composite summaries of the major indications approved in the product’s principal markets. Not all indications are necessarily available in each of the markets in which the products are approved. The summaries presented herein for the purpose of financial reporting do not substitute for careful consideration of the full labelling approved in each market.

Novo Nordisk Form 20-F 2023

ITEM 4 INFORMATION ON THE COMPANY
countries except for North America) and North America (covering the United States and Canada). For 2023, the Company's most important markets in terms of sales were the United States, China, Japan, Canada, and the major European countries.
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

The use of GLP-1 as a treatment option for people with type 2 diabetes has continued to increase resulting in significant growth of the GLP-1 market. Novo Nordisk and Eli Lilly are the most significant companies in the global GLP-1 market measured by market share.

In February 2018, Novo Nordisk launched the once-weekly GLP-1 product, Ozempic®, for the treatment of adults with type 2 diabetes in the United States and Canada. Since then, Ozempic® has become a market leading product and the Company's best performing product by sales, with global sales of DKK 95.7 billion in 2023.

The global branded obesity market grew 116% by volume in 2023. Wegovy® has been launched in the United States, Denmark, Norway, Germany, the UK, Iceland, Switzerland and the United Arab Emirates.

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

For patent information on all Novo Nordisk’s marketed products, reference is made to the section ‘Patent status for products with marketing authorisation' on page 29 in our Annual Report 2023.

For key products with recent patent expiration or with patent expiration occurring within the coming years, geographic sales splits are provided and factors that may influence the potential impact of competitive product launches are discussed.

Sales of key products with recent or upcoming patent expiration:

	Total sales in 2023 (in DKK million)	North America Operations	Hereof	International Operations	Hereof
Product			USA		EMEA	Region China	Rest of World

Victoza®	8,664	3,814	3,613	4,850	2,166	1,256	1,428
Saxenda®	10,289	3,887	3,306	6,402	3,780	146	2,476

Patent situation of key Diabetes and Obesity care products
Today, biosimilar and/or interchangeable versions of insulin can be approved in the United States via the 351(k) pathway. In the EU, a biosimilar pathway and guidelines are available for insulins, and the guideline for biosimilar products issued in Japan is also relevant for insulin. A biosimilar to NovoRapid®/NovoLog® produced by a competitor was launched in 2020. An interchangeable biosimilar for NovoRapid®/NovoLog® produced by a competitor was approved in July 2021. Furthermore, biosimilar insulins are being developed in China by local competitors.

Novo Nordisk Form 20-F 2023

ITEM 4 INFORMATION ON THE COMPANY
The total sales of Victoza® were DKK 8,664 million in 2023 (DKK 12,322 million in 2022). The compound patents for Victoza® have expired. In Japan, the drug compound patent expired in 2022; in the U.S. and Germany, the drug compound patent expired in 2023. The drug compound patent expired in China in 2017 and in 2023 a biosimilar version of Victoza® was approved in China.
Novo Nordisk has received notifications from several manufacturers that they have filed Abbreviated New Drug Applications (ANDAs) for liraglutide, the active pharmaceutical molecule in Victoza® and in Saxenda®, respectively, and semaglutide, the active pharmaceutical molecule in Ozempic® and in Wegovy®, respectively, with the FDA. The ANDAs contain Paragraph IV certifications to obtain approval to engage in the commercial manufacture, use or sale of such products before the expiration of some or all of the patents currently listed for those products in the Orange Book. Novo Nordisk has filed complaints for patent infringement against these manufacturers.

Novo Nordisk has entered into settlement agreements with several manufacturers that have filed ANDAs for Victoza®. Consequently, these manufacturers are licensed to launch a generic version of Victoza® as of June 22, 2024, or earlier under certain circumstances. Moreover, Novo Nordisk has entered into settlement agreements regarding the U.S. patent litigation matters for Saxenda®. Novo Nordisk has now also entered into a settlement agreement with Alvogen Inc. regarding the U.S. patent litigation case for Ozempic®. All terms of the agreements are confidential. All agreements are subject to review by the U.S. Federal Trade Commission and the U.S. Department of Justice.

In March 2023, Mylan filed IPRs challenging the validity of the two patents which claim the semaglutide compound. Mylan also filed an IPR challenging the validity of a patent which claims a method of treating Type 2 diabetes using 1 mg of semaglutide. The Patent Trial and Appeal Board did not institute proceedings on the two compound patents, but did institute proceedings on the method of treatment patent. A hearing will take place in July 2024 with a decision by October 2024.

In China, the semaglutide compound patent was subject to invalidation actions and was upheld by the Beijing IP Court in November 2023. This decision has been appealed to the Supreme People's Court where the case is currently pending.

Novo Nordisk will continue to defend its intellectual property associated with liraglutide and semaglutide, including through litigation.

The total sales of obesity care products (Saxenda® and Wegovy®) were DKK 41,632 million in 2023 (DKK 16,864 million in 2022), of which the majority of the sales comes from Wegovy®. The drug compound patent for Saxenda® (liraglutide) has expired in all countries.

Patent expiry in the U.S. for the semaglutide branded products - Ozempic®, Rybelsus®, and Wegovy® - is 2032. For additional information, reference is made to the section 'Patent status for products with marketing authorisation on page 29 of our Annual Report 2023.

Impact of regulation
As a pharmaceutical company, Novo Nordisk depends on government approvals related to production, development, marketing and reimbursement of its products. Important regulatory bodies include the U.S. Food and Drug Administration, the European Medicines Agency, China's National Medical Products Administration and the Japanese Ministry of Health, Labour and Welfare. Treatment guidelines from non-governmental organizations such as the European Association for the Study of Diabetes and the American Diabetes Association may also impact the Company.

Disclosure pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012
Pursuant to Section 13(r) of the Securities Exchange Act of 1934 "("Section 13("r)"), Novo Nordisk is obliged to disclose if, during 2023, it or any of its affiliates have engaged in certain Iran-related activities or transactions with persons designated under Executive Order 13224 or Executive Order 13382 dealt with the Government of Iran (“GOI”). Novo Nordisk conducts limited business relating to pharmaceutical products and devices within the Diabetes care and Rare disease business segments in Iran, which is permitted under the U.S. sanctions against Iran. Set forth below is a description of the activities and transactions by Novo Nordisk’s subsidiaries that are required to be disclosed pursuant to Section 13(r). Novo Nordisk’s U.S. subsidiaries and U.S. person employees are not involved in any of Novo Nordisk’s activities in Iran. However, the United States maintains broad exceptions that permit the commercial sale and export of medicine and medical devices to Iran or the Government of Iran. Similar exceptions, like those encompassed in section 11 of Executive Order 13902, are also in place for the manufacturing of medicine and medical devices for use in Iran.

Novo Nordisk Pars (“NN Pars”), a wholly-owned subsidiary of Novo Nordisk A/S located in Iran, contracts with a number of companies that may be owned or controlled by the GOI to distribute its products. NN Pars also sponsors educational programs and congresses organized by GOI-controlled medical universities, and hosts and/or engages as scientific delegates or lecturers/speakers health care professionals employed by these medical universities at similar programs in Iran and other locations. Additionally, NN Pars makes

Novo Nordisk Form 20-F 2023

ITEM 4 INFORMATION ON THE COMPANY
donations to GOI-controlled public health organizations focusing on diabetes awareness and policy. NN Pars receives payments from, and makes payments to, Iranian banks (some of which may be GOI-owned or controlled) relating to the sales of pharmaceutical products and devices. NN Pars makes payments incidental to its ordinary business activities to Iranian government entities and entities that are or may be GOI-owned or controlled, such as taxes, customs fees, insurance, product registration fees and telecommunications services expenses.

In 2016, NN Pars purchased land from a GOI-owned or controlled holding company in order to construct a manufacturing facility in Iran. The facility opened and officially started production in August 2020 and is being used for assembly and packaging of insulin pens for use in Iran. NN Pars purchases utility services from a GOI-owned or controlled entity.

The German subsidiary of NNE A/S, a wholly-owned subsidiary of Novo Nordisk A/S, previously sold raw materials and spare parts for production of dialysis filters and leucocyte filters and syringes to a GOI-controlled company. This business relationship, however, was wound down during 2018 and the German subsidiary was sold in 2019. NNE A/S received final payment in 2023 from such a GOI-controlled entity related to such sales and there are no longer any outstanding amounts between the parties.

Novo Nordisk’s gross revenue related to transactions with GOI-owned or controlled entities in 2023 was not in excess of 1% of Group sales. Novo Nordisk does not allocate its net profit on a country-by-country or activity-by-activity basis, other than as set forth in Novo Nordisk’s consolidated financial statements prepared in accordance with IFRS as issued by the IASB; however, Novo Nordisk estimates that its net profit attributable to the transactions with the GOI discussed above would not exceed a de minimis percentage of the Group’s total net profit in 2023.

The purpose of Novo Nordisk’s Iran-related activities is to provide access to important and essential pharmaceutical products such as insulin and haemophilia products to patients in Iran, and to improve the healthcare of the Iranian people in accordance with Novo Nordisk’s access to care strategy. For that purpose, and because Novo Nordisk has determined that its activities comply with all applicable laws, Novo Nordisk intends to continue these activities (including local production of these products in Iran).

C. ORGANIZATIONAL STRUCTURE
For information regarding the organizational structure and securities exchange listings of Novo Nordisk A/S, the main shareholder Novo Holdings A/S and the Novo Nordisk Foundation and the ownership structure of Novo Nordisk A/S, reference is made to the sections ‘Corporate Governance’ on pages 19-22 and ‘Shares and capital structure’ on pages 38-39 of our Annual Report 2023.

Companies in the Novo Nordisk Group are listed in the section ‘Companies in the Novo Nordisk Group’ on page 81 of our Annual Report 2023.

D. PROPERTY, PLANTS AND EQUIPMENT
The Company has its headquarters in Bagsværd, Denmark, where it occupies a number of buildings.

Sales growth in 2023 has resulted in periodic supply constraints and related drug shortage notifications across a number of products and geographies.

Following higher than expected volume growth in recent years, including GLP-1-based products such as Ozempic® and Wegovy®, combined with the expectation of continued volume growth and capacity limitations at some manufacturing sites, the 2024 outlook also reflects expected continued periodic supply constraints and related drug shortage notifications across a number of products and geographies . Novo Nordisk is investing in internal and external capacity to increase supply both short and long term.

The supply capacity is gradually increased, including the capacity for meeting growing demand in the future for the products Activelle®, Actrapid®, Alhemo®, Esperoct®, Estrofem®, Fiasp®, Glucagen®, Insulatard®, Kliogest®, Levemir®, MacrilenTM, Mixtard®, Norditropin®, NovoEight®, Novofem®, NovoLog®/ NovoRapid®, NovoLog Mix®/ NovoMix®, NovoNorm®, NovoSeven®, NovoThirteen®/ Tretten®, Ozempic®, Rebinyn®/ Refixia®, Rybelsus®, Ryzodeg®, Saxenda®, Sogroya®, Tresiba®, Trisequens®, Vagifem®, Victoza®, Wegovy®, Xultophy® and devices. Reference is made to the sections ‘Capital expenditures in 2023, 2022 and 2021’ under Item 4 for more information about the current expansion programs. For the nature of the Company’s property, plant and equipment, as of December 31, 2023 and 2022, reference is made to Note 3.2 ‘Property, plant and equipment’ in our Annual Report 2023.

The major production facilities owned by the Company are located at a number of sites in Denmark, and internationally in the United States, France, China and Brazil. There are no material encumbrances on the properties; however, the facilities in Tianjin, China are constructed on land where the remaining term of the leases is 30 and 34 years.

Novo Nordisk Form 20-F 2023

ITEM 4 INFORMATION ON THE COMPANY
Active pharmaceutical ingredient (API) production is located in Denmark, primarily in Kalundborg and with secondary locations in Hillerød and Gentofte, both in Denmark, as well as in New Hampshire and North Carolina, United States.
The following table sets forth certain information regarding our major production sites.

MAJOR PRODUCTION FACILITIES	Size of production area (square meters)	Major Production Activities
Kalundborg, Denmark	168,300	Active pharmaceutical ingredients for diabetes and obesity as well as products for Diabetes care
		Active pharmaceutical ingredients for haemophilia.
		Products for Rare disease

Hillerød, Denmark	156,900	Durable devices and components for disposable devices
		Products for diabetes and obesity
		Active pharmaceutical ingredients for haemophilia

Bagsværd, Denmark	111,200	Products for diabetes and obesity

Clayton, North Carolina, United States	89,000	Active pharmaceutical ingredients for diabetes and obesity (purification)
		Products for diabetes and obesity

Gentofte, Denmark	70,800	Active pharmaceutical ingredients for glucagon and growth hormone therapy
		Products for growth hormone therapy, glucagon and haemophilia

Tianjin, China	67,200	Products for diabetes
		Production of durable devices

Måløv, Denmark	60,900	Products for hormone replacement therapy
		Products for oral antidiabetic treatment
		Products for oral diabetes treatment

Chartres, France	58,700	Products for diabetes

Montes Claros, Brazil	56,200	Products for diabetes
		Gel production for active pharmaceutical ingredients

In December 2021, the Company announced the investment in construction of a new purification facility and a new recovery facility as well as rebuilding of one existing fermentation facility at the production site in Kalundborg, Denmark. The investment will establish additional capacity for manufacturing active pharmaceutical ingredients. The facilities are expected to increase the production area with approximately 59,900 square meters. The facilities are expected to be operational during 2027 and the expected amount of expenditures is DKK 16,500 million with realized spend of DKK 10,801 million as of December 31, 2023. The facilities will be financed by cash flow from operating activities.

In June 2022, the Company announced its investment in an expansion of an existing facility at the production site in Hjørring, Denmark. The investment will increase the capacity for production of NovoFine® Plus needles and is expected to increase the production area by 5,900 square meters. The expansion is expected to be finalized during 2025. The expected amount of expenditures is approximately DKK 560 million with realized spend of DKK 409 million as of December 31, 2023. The expansion will be financed by cash flow from operating activities.

In November 2022, the Company announced its investment in the expansion of its clinical manufacturing facilities in Bagsværd, Denmark. The investment will establish additional capacity in R&D for the manufacturing of active pharmaceutical ingredients to supply the Company’s global clinical trials. The expansion is expected to increase the production area with 7,000 square meters and it is expected to be finalized in 2025. The expected amount of expenditures is DKK 7,400 million with realized spend of DKK 4,111 million as of December 31, 2023. The expansion will be financed by cash flow from operating activities.

In June 2023, the Company announced its investment in expanding an existing API production facility in Hillerød, Denmark. The facility is expected to be operational during 2028 and its production area expected to be 65,000 square meters. The expected amount of expenditures for this facility is approximately DKK 15,900 million with realized spend of DKK 2,342 million as of December 31, 2023. The facility will be financed by cash flow from operating activities.

In November 2023, the Company announced its investment in the expansion of its API production facility in Kalundborg, Denmark. The facility is expected to be fully operational during 2029 and its production area expected to be 170,000 square meters. The expected amount of expenditures for this facility is approximately DKK 42,400 million with realized spend of DKK 2,140 million as of December 31, 2023. The facility will be financed by cash flow from operating activities.
In November 2023, the Company announced the investment in an expansion of an existing facility at the production site in Chartres, France. The investment will significantly increase the capacity of the manufacturing site, adding aseptic production and finished

Novo Nordisk Form 20-F 2023

ITEM 4 INFORMATION ON THE COMPANY
production processes and an extension of the current Quality Control Laboratory. The facility is expected to be gradually finalized from 2026 to 2028 and its production area expected to be 51,100 square meters. The expected amount of expenditures for this facility is approximately DKK 16,900 million with realized spend of DKK 426 million as of December 31, 2023. The facility will be financed by cash flow from operating activities.

ITEM 4A    UNRESOLVED STAFF COMMENTS
None.

ITEM 5        OPERATING AND FINANCIAL REVIEW AND PROSPECTS

New accounting pronouncements
Reference is made to Note 1.2 ‘Changes in accounting policies and disclosures’ in our Annual Report 2023.

A. OPERATING RESULTS
Reference is made to the section ‘Forward-looking statements’ on page 37 of our Annual Report 2023 and the discussion under the caption ‘Risk factors’ under Item 3 of this Form 20-F. Further reference is made to ‘Risk management’ on pages 41-42 of our Annual Report 2023.

The information in this section is based on our Annual Report 2023 and should be read in conjunction with such report. The analysis and discussion included in such report is primarily based on the Company's consolidated financial statements which are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

2023 compared with 2022
The following portions of our Annual Report 2023 constitute the Board of Directors’ and Executive Management’s discussion and analysis of results of operations (incorporated herein by reference): ‘Introducing Novo Nordisk’ (pages 3-9) and ‘2023 performance and 2024 outlook’ (pages 34-37).

2022 compared with 2021
For a discussion of our results of operations for 2022 compared with 2021, see ‘Item 5.A. Operating Results, 2022 Compared with 2021‘ included in our 2022 Annual Report on Form 20-F (File No. 333-82318) filed with the SEC on February 1, 2023 (hereafter "Annual Report 2022").

Segment information
Reference is made to Note 2.2 ‘Segment information’ in our Annual Report 2023 for details on segmented results.

Sales in Russia and Ukraine constituted less than 1% of Novo Nordisk's global sales in 2023. Novo Nordisk's factory in Russia is still operating to supply insulin to patients in Russia only. While Novo Nordisk maintains supply of medicine in Russia to ensure that more than 700,000 patients can continue their treatment with essential medication, Novo Nordisk has suspended further marketing investments in Russia. Novo Nordisk has ceased filing for marketing authorizations of new medication and has suspended further clinical investments in Russia. Novo Nordisk has to the extent possible continued supply of medicines in Ukraine and Novo Nordisk medicines are currently available in more than 90% of Ukraine.

Foreign currencies
Reference is made to Note 4.4 ‘Financial risks’ in our Annual Report 2023 and for further description of foreign currency exposure and hedging activities, reference is made to the description of financial instruments in Note 4.5 ‘Derivative financial instruments’ in our Annual Report 2023.

Governmental policies
Please refer to pages 10-39 ‘Strategic Aspirations’ of our Annual Report 2023 and Item 4 hereof.

Off-balance sheet arrangements
Reference is made to Note 4.4 ‘Financial risks’ and Note 5.2 ‘Commitments’ in our Annual Report 2023.

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

Novo Nordisk Form 20-F 2023

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Financial resources
Reference is made to ‘Cash flow statement’ on page 51 and ‘Balance sheet’ on page 52 of our Annual Report 2023. In addition, Novo Nordisk has obtained a credit rating from two independent external rating agencies.

Novo Nordisk believes its financial resources are sufficient to meet its requirements for at least the next 12 months.

Cash flow in 2023, 2022 and 2021
Reference is made to ’Cash flow statement' on page 51 of our Annual Report 2023.

The most significant source of cash flow from operating activities is sales of Diabetes and Obesity care and Rare disease products. Generally, other factors that affect operating earnings, such as pricing, volume, product mix, costs and exchange rates, also have an impact on realized cash flow from operating activities. Except as disclosed in Note 4.7 'Cash and cash equivalents' in our Annual Report 2023, there are no material restrictions on the ability of subsidiaries with material cash amounts to transfer funds to the parent company, Novo Nordisk A/S.

Trade receivable program
Trade receivable program, as of December 31, 2023, 2022 and 2021, respectively, are shown in Note 4.4 ‘Financial risks’ in our Annual Report 2023.

Debt financing
Reference is made to ‘Balance sheet’ on page 52 and to Note 4.6 ‘Borrowings’ in our Annual Report 2023 for information on Current and Non-current debt.

Derivative financial instruments
Novo Nordisk only hedges commercial exposures and consequently does not enter into derivative transactions for trading or speculative purposes. Currency hedging is done with foreign exchange forwards and foreign exchange options. Reference is made to Note 4.4 ‘Financial risks’ and Note 4.5 ‘Derivative financial instruments’ in our Annual Report 2023 for further information on financial instruments including currency exposure.

Commitments for capital expenditure etc.
Contractual obligations for capital expenditure and other contingent liabilities as of December 31, 2023 and 2022, respectively, are shown in Note 5.2 ‘Commitments’ in our Annual Report 2023.

The Executive Management of the Group believes that the obligations are covered by the Group’s financial resources as well as expected future cash flows from operating activities.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
Novo Nordisk research and development is mainly focused on:

–Insulins, GLP-1s and other therapeutic compounds for diabetes treatment
–GLP-1s, combinations and new modes of Action for Obesity care
–Blood-clotting factors and new modes of action for treatment of haemophilia and other rare blood disorders
–Human growth hormone and new modes of action for treatment of growth disorders and other rare endocrine disorders
–New indications with existing assets within cardiovascular disease, MASH and other rare diseases
–Research technology platforms including cell therapy and RNAi for treatment of diseases within Diabetes, Obesity, Rare disease and Other serious chronic diseases

The research activities mainly utilise biotechnological methods based on advanced protein chemistry and protein engineering. These methods have played a key role in the development of the production technology used to manufacture insulin, GLP-1, recombinant blood-clotting factors and human growth hormone. Research activities further utilise new technology platforms including stem cells, gene therapy and RNAi therapies. Research and development activities are carried out by Novo Nordisk's research and development centres, mainly in Denmark, the United States (US), the United Kingdom and China. Clinical trials are carried out all over the world. Novo Nordisk also enters into partnerships and licence agreements.
Reference is made to Note 2.3 ‘Research and development costs’ in our Annual Report 2023 for research and development costs in 2023, 2022 and 2021, respectively. Novo Nordisk’s research and development organization is comprised of approximately 10,000 employees as of December 31, 2023.

Novo Nordisk Form 20-F 2023

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Research costs comprise the early stages of the drug development cycle from the initial drug discovery until the drug is ready for administration to humans. The activities initially focus on identifying a single drug candidate with a profile that will support a decision to initiate development activities. Before selection of the final drug candidate, it is tested in animals to gather efficacy, toxicity and pharmacokinetic information. Development costs are incurred from the start of phase 1, when the drug is administered to humans for the first time; these are the projects captured in the ’Pipeline overview’ (page 27 of our Annual Report 2023). The final product is developed, and subsequent clinical trials (phases 2 and 3) are conducted to further test the drug in humans, using the results from these trials to attempt to obtain marketing authorization, permitting Novo Nordisk to market and sell the developed products. Historically, Novo Nordisk has spent approximately 70-80% of total research and development expenditures on clinical development activities, and approximately 20-30% on research activities. The split between research and development will fluctuate in individual years depending on the composition of the clinical development portfolio.

In general, Novo Nordisk expects that growth in research and development spending will follow a trend in line with or slightly above sales growth indicating that the research and development cost to sales ratio is expected to gradually increase in the foreseeable future. Thus, Novo Nordisk currently expects to modestly expand upon the current expenditure level of around 13-14% of sales in research and development activities going forward. Increased late-stage clinical trial activities, increased activities within Other serious chronic diseases and GLP-1, as well as increased business development activities are driving costs.

Novo Nordisk has multiple phase 3 programs currently in progress, see the below table for the full list.

The following Novo Nordisk compounds are currently in phase 3 development or have recently been filed for regulatory approval:

COMPOUND / BRAND NAME / INDICATION	Year entered into phase 3 or filed with the regulatory authorities	Patent expiration
Somapacitan (NN8640) Once-weekly human growth hormone / Growth disorder	Regulatory submission of the children and adolescent indication occurred in 2022.	2034[1]

Concizumab (NN7415) / Haemophilia A and B with or without inhibitors	FDA resubmission expected in 2024	2034[2]

Nedosiran (NN7022) / An siRNA targeting lactate-dehydrogenase A (or LDHA) for once-montly subcutaneous treatment of Primary Hyperoxaluria	Regulatory submission occurred in 2022	2039

Insulin Icodec (NN1436) / Once-weekly basal insulin analogue	Regulatory submission in 2023	2036[3]

Semaglutide (oral) 25 mg and 50 mg (NN9924) / Diabetes	Phase 3 completed in 2023	2032

Semaglutide (oral) 25 mg and 50 mg / Obesity	Phase 3 initiated in 2021	2032

Cagrisema (9388)/ Diabetes	Phase 3 initiated in 2023	2037

Cagrisema (NN9838)/ Obesity	Phase 3 initiated in 2022	2037

IcoSema (NN1535) / A combination of GLP-1 semaglutide and insulin icodec	Phase 3 initiated in 2021	2036[3]

Etavopivat / Second generation selective, small molecule PKR-activator intended for once-daily oral administration in sickle cell disease	Phase 3 initiated in 2022	2039[5]

Mim8 (NN7769)	Phase 3 initiated in 2021	2039[6]

Semaglutide in NASH (NN9931)	Phase 3 initiated in 2021	2032

Semaglutide in Alzheimer's (NN6535)	Phase 3 initiated in 2021	2032
Ziltivekimab (NN6018) / Cardiovascular disease
Ziltivekimab (NN6018) / Cardiovascular disease	Phase 3 initiated in 2021	2035[7]

Ocedurenone (NN6023)/ Cardiovascular disease	Phase 3 initiated in 2021[8]	2036

Novo Nordisk Form 20-F 2023

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS
1 Current estimate United States. Key EU markets estimate 2036, Japan expiry 2036
2 Current estimate United States. Key EU markets estimate 2035, Japan expiry 2034
3 Current estimate of regulatory data protection in the United States. Key EU markets and Japan estimate 2034
4 Protects method of use and kits of parts
5 Current estimate, United States. Key EU markets and Japan estimated in 2038
6 Current estimate, United States. Key EU markets estimate 2041 and Japan estimated in 2044
7 Current estimate, United States. Key EU markets and Japan estimate 2032. In addition to patents, the product is eligible for Regulatory Data Protection, i.e. 10 years from market                                 authorization in the EU and 12 years from market authorization in the U.S.
8 The phase 3 program began under the previous asset's owner, KBP Biosciences

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

In assessing the criteria listed above, we refer to ‘Risk management’ on pages 41-42 in our Annual Report 2023. It is important to note that due to the risks and uncertainties involved in progressing through pre-clinical development and clinical trials, and the time and cost involved in obtaining regulatory approvals, we cannot reasonably estimate the nature, timing, completion dates and costs of the efforts necessary to complete the development. The nature of Novo Nordisk’s development activities is such that a compound must first be proven to work by means of multiple clinical trials, which may require treatment of thousands of patients and could take years to complete. Even if initial results of preclinical studies or clinical trial results are promising, the Company may obtain different results that fail to show the desired levels of safety and efficacy, or Novo Nordisk may not obtain applicable regulatory approval for a variety of other reasons. The compound must be approved by either the U.S. Food and Drug Administration, the European Medicines Agency or by similar agencies around the world, each of which may have differing requirements. During each stage, there is a substantial risk that Novo Nordisk will encounter serious obstacles which will further delay us, or that the Company will not achieve its goals and, accordingly, may abandon a product in which it has invested substantial resources. Furthermore, the commercial potential of a project is dependent on the label granted by the regulatory authority upon approval. The label specifies for which indications a product is approved for, major and minor safety concerns associated with drug treatment, as well as if the drug is approved for use in combination with other types of medication. Thus a label can restrict usage substantially. Reference is made to the caption ‘Risk factors’ contained under Item 3 hereof.

Given the uncertainties related to the process of product development, during the periods presented in our 2023 Form 20-F no single project in product development was material to total R&D spend nor significant based on the qualitative and quantitative criteria. However, during the periods presented, two groups of projects were considered significant; the Diabetes and Obesity care group and the Rare disease group.

Information related to selected research and development projects can be found under ‘Research and development progress’ on page 28 of our Annual Report 2023.

D. TREND INFORMATION
For more information on commercial dynamics across Novo Nordisk therapy areas, we refer to ‘Commercial Execution’ on pages 30-33 of our Annual Report 2023.

The key drivers behind Novo Nordisk’s performance continue to be the changes in demographics globally reflecting a continuous growth in the proportion of people who live in cities (urbanization), an increasing proportion of elderly people and a growing problem of obesity. These trends have contributed to the significant increase in the number of people with diabetes and obesity worldwide. According to the International Diabetes Federation, the number of people with diabetes is projected to increase from 463 million today to 700 million in 2045. Additionally, there are currently more than 764 million people living with obesity. This is also expected to grow in the coming decades.

Novo Nordisk Form 20-F 2023

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Diabetes and Obesity care is Novo Nordisk’s largest segment comprising more than 90% of sales. The epidemic growth in the number of people with diabetes and obesity and the increasing use of the GLP-1 category is driving Novo Nordisk’s growth within the Diabetes and Obesity care segment.

Payers continued to leverage their size and control to demand higher rebates, particularly in the insulin segment, but increasingly in the GLP-1 category, as well. As a result, average prices after rebates for the Novo Nordisk portfolio in 2023 in the United States declined. Ultimately, pricing pressure is expected to continue in the future, driven by: increasing rebates in the commercial segment, the effect of payer consolidation, increasing exposure to high rebate channels such as Medicare and Medicaid, as well as increasing competition.

In January 2021, Novo Nordisk changed its policy relating to 340B Drug Pricing Program (under Section 340B of the Public Health Service Act, pharmaceutical manufacturers participating in Medicaid are required to sell outpatient drugs at discounted prices to certain health care organizations that care for uninsured and low-income patients), whereby Novo Nordisk no longer provides 340B statutory discounts to certain pharmacies that contract with covered entities participating in the 340B Drug Pricing Program. Novo Nordisk’s 340B policy has been the subject of litigation in the U.S. courts. In January 2023, the U.S. Court of Appeals for the Third Circuit ruled that the Company’s restrictions on delivery to contract pharmacies does not violate the 340B statute. That ruling may be subject to further discretionary appellate review, see Note 3.5 ‘Provisions and contingent liabilities’ in our Annual Report 2023.

In August 2022 the Inflation Reduction Act of 2022 was passed into law. This legislation included several healthcare reforms, which resulted in minor near-term sales impacts, but could also have medium and long-term impacts. Reference is made to Note 2.1 'Net sales and rebates' in our Annual Report 2023 for further information.

For 2024, continued pricing pressure within Diabetes and Obesity Care is expected.

For further information on trends, reference is made to the section ‘2023 performance and 2024 outlook’ on pages 34-37 of our Annual Report 2023. Information about expectations for the financial year 2024 can be found on pages 36-37 in the subsection ‘2024 outlook’.

E. CRITICAL ACCOUNTING ESTIMATES
Reference is made to Note 1.1 ‘Material accounting policies and key accounting estimates’ in our Annual Report 2023.

ITEM 6        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT
Reference is made to pages 44-46 of our Annual Report 2023 for name, position and period of service as director for the members of the Board of Directors.

Reference is made to page 47 of our Annual Report 2023 for name, position, age and other management duties for the members of Executive Management. Business experience, year of appointment and year of joining Novo Nordisk for each member of Executive Management are included below:

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

Maziar Mike Doustdar
Executive vice president, International Operations

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

Novo Nordisk Form 20-F 2023

ITEM 6 DIRECTORS, EXECUTIVE MANAGEMENT AND EMPLOYEES

Ludovic Helfgott
Executive vice president, Rare disease

Mr Helfgott joined Novo Nordisk in April 2019 as executive vice president for Rare disease (then named Biopharm).

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

Karsten Munk Knudsen
Executive vice president and chief financial officer (CFO)

Mr Knudsen joined Novo Nordisk in 1999 as a business analyst in NNIT A/S, previously a subsidiary of Novo Nordisk, and has since held finance positions of growing size and complexity throughout the Novo Nordisk value chain. From 2010 to 2014 Mr Knudsen was corporate vice president for Finance & IT at Novo Nordisk Inc. in the U.S. and in 2014 he was appointed senior vice president of Corporate Finance in Novo Nordisk. In February 2018 Mr Knudsen was promoted to executive vice president and chief financial officer. In 2019 Mr Knudsen assumed further responsibilities as his area was expanded to cover Finance, Legal & Procurement, followed by a further expansion in 2022 when he assumed responsibility for Global Solutions.

Doug Langa
Executive vice president, North America Operations

Mr Langa joined Novo Nordisk in 2011 as senior director of Managed Markets. In 2015 Mr Langa was promoted to corporate vice president of Market Access in the U.S. and in 2016 he was appointed senior vice president of Market Access in the U.S. In March 2017 Mr Langa was appointed senior vice president, head of North America Operations and president of Novo Nordisk Inc., and in August 2017 Mr Langa was promoted to executive vice president, continuing his responsibilities for North America Operations and president of Novo Nordisk Inc. Mr. Langa represents Novo Nordisk Inc. on the board of directors of the trade association PhRMA.

Mr Langa joined Novo Nordisk from GlaxoSmithKline, where he was the senior director of payer marketing. Prior to GlaxoSmithKline Mr Langa spent the majority of his career at Johnson and Johnson, where he held various roles of increasing responsibility within managed markets, sales leadership and marketing.

Martin Holst Lange
Executive vice president, Development

Mr Lange joined Novo Nordisk in 2002, as first operationally and subsequently medically responsible for several projects within Global Development. From 2006 to 2008 Mr Lange worked in Novo Nordisk Inc., USA, in the Medical Department as senior medical director. In 2008, he moved back to Denmark and became vice president, Medical & Science liraglutide, transferring in 2010 to insulin degludec in a similar position. From 2013 to 2017, he served as corporate project vice president for Insulin & Diabetes Outcomes and subsequently Insulin & Devices. In January 2018, he was appointed senior vice president for Global Development. In March 2021, Mr Lange was appointed executive vice president for Development.

From 1997 to 2002, Mr Lange did clinical work as well as clinical research of which the latter, three years at the Department of Endocrinology, National University Hospital, Denmark. Mr Lange has served on the board of directors of Beta Bionics Inc., USA.

Marcus Schindler
Executive vice president, Research & Early Development and chief scientific officer (CSO)

Mr Schindler joined Novo Nordisk in January 2018 as senior vice president for External Innovation and Strategy. From March 2018 to 2021 he was senior vice president for Global Drug Discovery and in March 2021, Mr Schindler was appointed executive vice president for Research & Early Development and chief scientific officer.

Prior to joining Novo Nordisk Mr Schindler was vice president, head of cardiovascular and metabolic diseases innovative medicines at AstraZeneca, Sweden. From 2009 to 2012, he was head of research at (OSI) Prosidion, Oxford, UK. From 2000 to 2008, he worked in various leadership roles at Boehringer Ingelheim, Germany after having started his career with Glaxo Wellcome/GSK, UK in 1997.

Camilla Sylvest
Executive vice president, Commercial Strategy & Corporate Affairs

Ms Sylvest joined Novo Nordisk in 1996 as a trainee. From 1997 to 2008 Ms Sylvest had roles in headquarters and regions within pricing, health economics, marketing and sales effectiveness. In 2003, she was appointed vice president of sales and marketing effectiveness in Region Europe. From 2008 to 2015 Ms Sylvest headed up subsidiaries and business areas of growing size and complexity in Europe and Asia and in 2013 she was also appointed corporate vice president. In August 2015 Ms Sylvest was appointed senior vice president and general manager of Novo Nordisk’s Region China. In October 2017, Ms Sylvest was promoted to executive vice president for Commercial Strategy & Corporate Affairs.

Henrik Wulff
Executive vice president, Product Supply, Quality Assurance, Digital Data & IT

Mr Wulff joined Novo Nordisk in 1998 in the logistic and planning function. From 2001 to 2008 he held different managerial roles within Novo Nordisk’s manufacturing organization, Product Supply, before being appointed senior vice president of Diabetes API in Product Supply, Denmark. In 2012 Mr Wulff was appointed senior vice president of the worldwide division Diabetes Finished Products. In 2013 he was promoted senior vice president of Product Supply globally. In April 2015 Mr Wulff was promoted executive vice president and in 2019 his area of responsibility expanded to also cover Quality Assurance, Digital Data & IT.

Novo Nordisk Form 20-F 2023

ITEM 6 DIRECTORS, EXECUTIVE MANAGEMENT AND EMPLOYEES

Tania Sabroe
Executive vice president, People & Organisation

Ms Sabroe joined Novo Nordisk in 2007 as a project manager in Media Relations. Based out of Switzerland she held several positions in Novo Nordisk’s International Operations from 2013 to 2021 within both Media Relations, Communications and People & Organisation, including the position as corporate vice president of People & Organisation, Communication & Sustainability from 2018 to 2021. In January 2022 Ms Sabroe was appointed senior vice president of People & Organisation, Centres of Excellence & Services and in March 2023 she was promoted to executive vice president for People & Organisation.

Prior to joining Novo Nordisk in 2007, Ms Sabroe held a position as a communications manager at NHS National Services Scotland, UK.

David Moore
Executive vice president, Corporate Development

Mr Moore first joined Novo Nordisk in 2017 as senior vice president of Marketing and later senior vice president of Commercial, both at Novo Nordisk in the U.S., until leaving the company in 2019. Mr Moore re-joined Novo Nordisk in September 2022 as senior vice president for Corporate Development and in March 2023 he was promoted to executive vice president for Corporate Development.

Prior to joining Novo Nordisk in 2017, Mr Moore held various commercial and executive roles with Johnson & Johnson, Tranzyme Pharma, Ocera Therapeutics and Cempra Pharmaceuticals. From 2019 to 2022 Mr Moore first served as CEO of the infectious disease business at Roivant Sciences, followed by being investment partner with Gurnet Point Capital.

Maziar Mike Doustdar, Ludovic Helfgott, Doug Langa, Martin Holst Lange, Marcus Schindler, Camilla Sylvest, Henrik Wulff, Tania Sabroe and David Moore are not registered with the Danish Business Authority as members of Executive Management, or registered managers, within the meaning of the Danish Companies Act.

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

The key roles of the members of the Board of Directors and members of Executive Management outside the Company are included in our Annual Report 2023 under the section ‘Management’ on pages 43-47.

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

B. COMPENSATION
For compensation data in respect of the members of the Company’s Board of Directors, reference is made to section 2.2 'Remuneration composition', section 2.4 'Board and committee fee levels 2023' and section 2.5 'Board remuneration 2023' in our Remuneration Report 2023.

For compensation data in respect of the members of the Company’s Executive Management, reference is made to section 3.1 'Key developments in executive remuneration 2023', section 3.2 'Remuneration composition', section 3.4 'Executive remuneration in 2023’, section 3.6 'Short-term incentive programme 2023', section 3.7 'Long-term incentive programme 2023, 2022 and 2021' and section 3.10 'Long-term incentive programs 2022 and 2023 – unvested shares' in our Remuneration Report 2023 and Note 5.1 'Share-based payment schemes' in our Annual Report 2023.

C. BOARD PRACTICES
The year of election and term for each member of the Board of Directors is included on pages 44-45 of our Annual Report 2023. The year of appointment for each member of Executive Management is included in Item 6A.

The Audit Committee
The Audit Committee assists the Board of Directors mainly with: overseeing the external auditors and the internal audit function; monitoring complaints reported through the Compliance Hotline (the Company's whistleblower system); overseeing and reviewing

Novo Nordisk Form 20-F 2023

ITEM 6 DIRECTORS, EXECUTIVE MANAGEMENT AND EMPLOYEES
financial and ESG reporting, financial risk management and financial counterpart exposure, internal controls over financial and ESG reporting, business ethics compliance, information security; and insurance coverage.
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

In March 2023, the Board of Directors elected the following members to the Audit Committee: Laurence Debroux (member since 2019 and chair since 2021), Sylvie Grégoire (member since 2015), Mette Bøjer Jensen (member since 2022, employee-elected Board member), Christina Law (member since 2022) and Henrik Poulsen (member since 2021).

The Remuneration Committee
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

In March 2023, the Board of Directors elected the following members to the Remuneration Committee: Henrik Poulsen (member since 2022 and chair since 2023), Elisabeth Dahl Christensen (member since 2022, employee-elected Board member), Laurence Debroux (member since 2021) and Martin Mackay (member since 2021).

Directors’ service contracts
Reference is made to the section ‘Corporate Governance’, page 20 of our Annual Report 2023 for the description of the termination payments for Executive Management.

D. EMPLOYEES
Reference is made to the section 'Employees' on page 90 and Note 2.4 'Employee costs' in our Annual Report 2023 regarding the total number of full-time employees in Novo Nordisk at year-end for the years 2019–2023. Employees outside Denmark as a percentage of the total number of employees for 2023 was 55% (2022: 58% and 2021: 61%).

Executive Management believes that the Company has a good relationship with its employees in general and with the labour unions of the Novo Nordisk employees.

E. SHARE OWNERSHIP
For information on the Board of Directors and Executive Management members' individual holdings of shares and restricted stock units, including shares and restricted stock units granted in the year ended December 31, 2023 and trading in shares by the Board of Directors and Executive Management in the same period, reference is made to section 2.6 'Shareholdings by the Board' and section 3.11 'Shareholdings by Executive Management' in our Remuneration Report 2023 and Note 5.1 'Share-based payment schemes' in our Annual Report 2023. As of January 30, 2024, the members of the Board of Directors and Executive Management held 1,246,806 B shares, representing in the aggregate less than 1% of the beneficial ownership of the Company.

In the period from January 1, 2024 until January 30, 2024, no B shares were sold or purchased by the members of the Board of Directors or Executive Management. The internal rules on trading in Novo Nordisk securities by members of the Board of Directors and Executive Management only permit trading in the 15 calendar day period following each quarterly earnings announcement. For information on vested shares for Executive Management on January 31, 2024, reference is made to section 3.8 'Long-term incentive programme 2021 – vested shares’ and section 3.9 'Long-term incentive programme 2020 – vested shares’ in our Remuneration Report 2023.

For further information, reference is made to Note 5.1 'Share-based payment schemes' in our Annual Report 2023.

Novo Nordisk Form 20-F 2023

ITEM 6 DIRECTORS, EXECUTIVE MANAGEMENT AND EMPLOYEES
F. DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION
None.

ITEM 7        MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS
For information on major shareholders reference is made to ‘Shares and capital structure’ on pages 38-39 of our Annual Report 2023.

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

Under the Foundation’s statutes, the Foundation is governed by a board of directors, which must be comprised of six to twelve members (of whom at least two members must have a medical or scientific background, and at least one of these two members must have a medical background). Members of the Foundation’s board of directors are typically nominated by the Foundation’s nomination committee and elected by a two-thirds vote of the board members who have themselves been previously elected pursuant to the Foundation’s statutes. Any board member can be removed as provided for in the Danish Act on Foundations (‘lov om erhvervsdrivende fonde’). In addition, employee-elected board members are elected for a statutory four-year term by the employees of the Foundation and of the subsidiaries of the Foundation. No person or entity exercises any kind of formal influence over the Foundation’s board. The Foundation’s board currently consists of ten persons.

Under Novo Holdings A/S’ statutes, Novo Holdings A/S is governed by a board of directors, which must be comprised of three to nine members elected annually by the shareholders. According to the Foundation’s statutes, its board can and shall provide for members of its own board of directors to be elected to Novo Holdings A/S’ board of directors. Novo Holdings A/S’ board of directors is currently comprised of nine members, two of whom are also members of the Foundation’s board of directors (Steen Risgaard and Lars Rebien Sørensen) and one of whom is also member of the board of directors of Novo Nordisk A/S (Henrik Poulsen). Moreover, the chief executive officer of Novo Holdings A/S (Kasim Kutay) is also a member of the Board of Directors of Novo Nordisk A/S. The chair of the Foundation’s board of directors (Lars Rebien Sørensen) serves as the chair of Novo Holdings A/S’ board of directors.

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

For further information reference is made to ‘Shares and capital structure’ on pages 38-39 of our Annual Report 2023.

The B shares of Novo Nordisk A/S are registered with VP Securities A/S (‘VP Securities’) and are not represented by certificates. Generally, VP Securities does not provide the Company with information with respect to registration. However, set forth below is information as of January 30, 2024 with respect to (a) any shareholder who is known to the Company to be the owner of more than 5% of any class of Novo Nordisk A/S' securities and (b) the total amount of any class owned by Novo Nordisk A/S and its subsidiaries (treasury shares) and by the Board of Directors and Executive Management as a group:

Title of class	Identity of person or group	Shares owned		Percent of class	Percent of total votes

A shares *	Novo Holdings A/S	1,074,872,000		100.00	75.78
B shares *	Novo Holdings A/S	190,183,000		5.54	1.34
B shares *	Novo Nordisk A/S and subsidiaries (treasury shares)	53,878,054	**	1.57	0.38
B shares *	Board of Directors and Executive Management	1,246,806		0.04	0.01
*) As at September 13, 2023 a stock split of the company’s B shares was conducted so that the trading unit was changed from DKK 0.20 to DKK 0.10.
**) Treasury shares are included, however, voting rights of treasury shares cannot be exercised.

For information on share repurchases under the Company's share repurchase program in 2021/2022 reference is made to Note 4.2 ‘Distribution to shareholders’ in our Annual Report 2023. Information on the 2023/2024 share repurchase program, reference is made to ‘Shares and capital structure’ on pages 38-39 of our Annual Report 2023.

Novo Nordisk Form 20-F 2023

ITEM 8 FINANCIAL INFORMATION
Novo Nordisk has initiated a DKK 30 billion share repurchase program to be executed during a 12-month period that began February 1, 2023. There is no complete record of all shareholders, nor of U.S. shareholders, and therefore it is not possible to give an accurate breakdown of geographical distribution of share capital nor of the number of B shareholders by country of residence. Additionally, certain of our B shares are held by brokers or other nominees and, as a result, the number of holders of record is not representative of the number of beneficial holders or of the residence of such beneficial holders.

However, based on available sources of information, as of December 31, 2023 it is estimated that share capital (including A and B share capital) was geographically distributed in the following manner: 39% Denmark, 26% North America, 3% UK, and 32% Other.
Furthermore, JPMorgan Chase Bank, N.A., our ADR Depositary, has informed us that as of December 31, 2023 the total number of ADRs outstanding was 388,973,829 representing approximately 12.18% of the issued B share capital outstanding (excluding treasury shares and shares held by Novo Holdings A/S) as at that date. All of the Company’s ADRs are held of record by the Depositary. For more information regarding our ADRs, see Item 12D below.

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

Related party transactions in 2023, 2022 and 2021 were primarily payments for services provided between the Novo Nordisk Group and the Novozymes Group, Xellia Pharmaceuticals ApS, Altasciences Group, Sonion A/S and transactions with associated companies. The overall financial impact of these related party transactions is limited.

Since December 31, 2023, there have been no further significant transactions with related parties out of the ordinary course of business. For further information reference is made to Note 5.4 ‘Related party transactions’ in our Annual Report 2023.

C. INTERESTS OF EXPERTS AND COUNSEL
Not applicable.

ITEM 8        FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
The financial statements required by this item accompany this annual report in the form of our Annual Report 2023 (filed as Exhibit 15.1 to this Form 20-F).

Legal proceedings
Reference is made to Note 3.5 ‘Provisions and contingent liabilities’ in our Annual Report 2023.

Dividends
Reference is made to ‘Shares and capital structure’, on pages 38-39 of our Annual Report 2023.

B. SIGNIFICANT CHANGES
No significant events have occurred since the date of the annual financial statements. For description of important events and achievements in 2023, reference is made to ‘Introducing Novo Nordisk’ on pages 3-9 and ‘2023 performance and 2024 outlook’ on pages 34-37 of our Annual Report 2023.

ITEM 9        THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS
The Company's B shares are listed in Denmark on Nasdaq Copenhagen, and traded under the symbol "NOVO-B". The Company's ADRs are traded on the New York Stock Exchange under the symbol "NVO". See Exhibit 2.2 to this Form 20-F for a description of the B Shares.

Novo Nordisk Form 20-F 2023

ITEM 10 ADDITIONAL INFORMATION
B. PLAN OF DISTRIBUTION
Not applicable.

C. MARKETS
Reference is made to ‘Shares and capital structure’, on pages 38-39 of our Annual Report 2023.

D. SELLING SHAREHOLDERS
Not applicable.

E. DILUTION
Not applicable.

F. EXPENSES OF THE ISSUE
Not applicable.

ITEM 10    ADDITIONAL INFORMATION

A. SHARE CAPITAL
Not applicable.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION
See Exhibit 2.2. to this Form 20-F for a summary of certain material provisions of Novo Nordisk A/S’ Articles of Association, certain other constitutive documents and relevant Danish corporate law. See Exhibit 1.1 to this Form 20-F for a translation into English language of the Articles of Association.

C. MATERIAL CONTRACTS
There have been no material contracts outside the ordinary course of business.

D. EXCHANGE CONTROLS
Other than the Danish rules on screening of certain foreign direct investments ("FDI"), etc. in Denmark (the "Danish FDI Rules") and applicable international trade and financial sanctions as outlined below, (i) there are no governmental laws, decrees, or regulations in Denmark (including, but not limited to, foreign exchange controls) that restrict the export or import of capital, or that affect the remittance of dividends, interest or other payments to non-resident holders of the B shares or the ADRs, and (ii) there are no limitations on the right of non-resident or foreign owners to hold or vote the B shares or the ADRs imposed by the laws of Denmark or the Articles of Association of the Company.

Under the Danish FDI Rules, a screening mechanism applies to foreign direct investments in certain sensitive sectors, if the foreign investor obtains at least 10% ownership or voting rights, or equivalent control by other means. Among such sensitive sectors are companies and entities within critical infrastructure in Denmark that are necessary to maintain or restore the production, registration, distribution, and monitoring of prescription drugs. If a contemplated foreign direct investment in Novo Nordisk A/S is considered to fall within the scope of the mandatory screening mechanism, the foreign investor is required to apply for prior authorization with the Danish Business Authority. FDI filings, notifications or approvals may under certain circumstances also be required in non-Danish jurisdictions.
If a foreign investor fails to comply with the Danish FDI Rules, the Danish Business Authority may impose restrictions, inter alia, ordering to reverse the investment or to suspend the foreign investor's voting rights.

International trade and financial sanctions are continually evolving. If applicable, such international trade and financial sanctions may under certain circumstances prevent the possibility of export and import of capital, and affect the remittance of dividends, interests and other payments to the non-resident holders of the B shares or the ADRs. In addition, international trade and financial sanctions may also restrict the right of non-resident or foreign owners to acquire, transfer, hold or vote the B shares and ADRs. Failure to comply with international trade and financial sanctions can lead to criminal and civil liability.

E. TAXATION

Danish Taxation
The following summary outlines certain Danish tax consequences to U.S. Holders (as defined below):

Novo Nordisk Form 20-F 2023

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

U.S. Taxation
The following summary outlines certain U.S. federal income tax consequences for U.S. Holders (defined below) of owning and disposing of ADRs or B shares. A ‘U.S. Holder’ is a person that, for U.S. federal income tax purposes, is a beneficial owner of ADRs or B shares that is eligible for the benefits of the Current Convention and is (i) a citizen or individual resident of the United States, (ii) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any state therein or the District of Columbia, or (iii) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source. This discussion applies only to a U.S. Holder that holds ADRs or B shares as capital assets for U.S. tax purposes and does not apply to persons that own or are deemed to own ADRs or common shares representing 10% or more of the voting power or value of Novo Nordisk. In addition, this discussion does not describe all of the tax consequences or potentially different tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including tax consequences applicable to U.S. Holders subject to special rules, such as certain financial institutions, entities classified as partnerships for U.S. federal income tax purposes, persons subject to the provisions of the U.S. Internal Revenue Code and Treasury regulations thereunder commonly known as the Medicare contribution tax, persons subject to the alternative minimum tax, or persons holding ADRs or B shares in connection with a trade or business conducted outside of the United States. This discussion is based, in part, on certain representations by the Depositary and assumes that each obligation under the deposit agreement will be performed in accordance with its terms. This discussion assumes that the Company is not, and will not become, a passive foreign investment company for U.S. federal income tax purposes.

For U.S. federal income tax purposes, the holders of ADRs will be treated as the beneficial owners of the underlying B shares. Accordingly, no gain or loss for U.S. federal income tax purposes will be recognized if a U.S. Holder exchanges ADRs for the underlying B shares represented by those ADRs or B shares for ADRs.

Novo Nordisk Form 20-F 2023

ITEM 10 ADDITIONAL INFORMATION
Taxation of Distributions
For U.S. federal income tax purposes, the gross amount of distributions on ADRs or B shares received by U.S. Holders, before reduction for any Danish tax withheld, generally will be included in the U.S. Holder’s income as foreign-source dividend income and will not be eligible for the dividends-received deduction generally available to U.S. corporations. The amount of any dividend income paid in Danish kroner will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of the U.S. Holder’s, or, in the case of ADRs, the Depositary’s receipt of the dividend regardless of whether the payment is in fact converted into U.S. dollars at that time. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt. U.S. Holders that receive a refund of Danish withholding tax after the dividend is received, as discussed above under the section ‘Danish Taxation Withholding Tax,’ may be required to recognize foreign currency gain or loss with respect to the amount of the refund. U.S. Holders should consult their tax advisers regarding whether any foreign currency gain or loss should be recognized in connection with distributions on ADRs or B shares.

Subject to applicable limitations and conditions under U.S. federal income tax law, dividends paid to certain non-corporate U.S. Holders may be taxable at favorable rates. In order to be eligible for the favorable rates, a non-corporate U.S. Holder must fulfill certain holding period and other requirements.

Subject to applicable limitations under U.S. federal income tax law, a U.S. Holder may be eligible to credit against its U.S. federal income tax liability Danish taxes withheld from dividends on ADRs or B shares at a rate not exceeding the applicable rate under the Current Convention. Danish taxes withheld in excess of the applicable rate under the Current Convention will not be eligible for credit against a U.S. Holder’s federal income tax liability. The rules governing foreign tax credits are complex and, therefore, U.S. Holders should consult their tax advisers regarding the availability of foreign tax credits in their particular circumstances. Alternatively, subject to applicable limitations, U.S. Holders may elect to deduct Danish taxes withheld from dividend payments. An election to deduct non-U.S. taxes instead of claiming a foreign tax credit applies to all non-U.S. taxes paid or accrued in the taxable year.

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

Novo Nordisk Form 20-F 2023

ITEM 10 ADDITIONAL INFORMATION
H. DOCUMENTS ON DISPLAY
Documents referred to and filed with the SEC together with this Form 20-F can be read and copied at the SEC’s public reference room located at 100 F Street, NE, Washington, DC 20549. Please call the United States Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms.

Copies of this Form 20-F as well as our Annual Report 2023, Annual Report 2022 and Remuneration Report 2023 can be downloaded from the investors page at novonordisk.com. The contents of this website are not incorporated by reference into this Form 20-F. This Form 20-F is also filed and can be viewed via EDGAR on www.sec.gov.

I. SUBSIDIARY INFORMATION
Not applicable.

ITEM 11    QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

Financial exposure and financial risk management
For a description and discussion of the Company’s foreign exchange risk management, interest rate risk management, liquidity risk management and credit risk management, reference is made to Note 4.4 ‘Financial risks’ and the section ‘Risk management’ on pages 41-42 of our Annual Report 2023.

Sensitivity analysis
When conducting a sensitivity analysis, the Group assesses the change in fair value on the market-sensitive instruments following hypothetical changes in market rates and prices. The rates used to mark-to-market the instruments are market data as of December 31, 2023.

Interest rate sensitivity analysis
For information on Interest rate sensitivity analysis in the financial year of 2023, reference is made to Note 4.4 ‘Financial risks’ in our Annual Report 2023.

Foreign exchange sensitivity analysis
For information on Foreign exchange sensitivity analysis in the financial year of 2023, reference is made to Note 4.4 ‘Financial risks’ and the section ‘Risk management’ on pages 41-42 of our Annual Report 2023.

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

The Depositary distributes relevant notices, reports and proxy materials to the holders of the ADRs. When dividends are paid to shareholders, the Depositary converts the amounts into U.S. dollars and distributes the dividends to the holders of the ADRs. See Exhibit 2.1. to this Form 20-F for a description of the rights of holders of the ADRs.

The holder of an ADR may have to pay the following fees and charges related to services in connection with the ownership of the ADR up to the amounts set forth in the table below.

Novo Nordisk Form 20-F 2023

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

For the calendar year 2023, Novo Nordisk received a payment of USD 5,461,629 under the terms of its revenue sharing arrangement with JPMorgan Chase Bank, N.A.

Novo Nordisk Form 20-F 2023

ITEM 13 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
PART II

ITEM 13    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Historically, Novo Nordisk’s B shares were listed on Nasdaq Copenhagen in trading units of DKK 0.20 and its American Depositary Receipts (ADRs) that equal B-shares of DKK 0.20 were listed on New York Stock Exchange (NYSE). Novo Nordisk effected a stock split whereby as of September 13, 2023 the B-shares were split in a two-for-one ratio. Consequently, the trading unit of the Novo Nordisk B shares listed on Nasdaq Copenhagen has been changed from DKK 0.20 to DKK 0.10. The ADRs have similarly been split as of September 20, 2023 to maintain the one-to-one relationship between the B-share and the ADR. The ADR ratio has not changed. Nominal data and comparative disclosures in this Form 20-F and our Annual Report 2023 have been adjusted to reflect the stock split.

ITEM 15    CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures
Novo Nordisk maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in reports that Novo Nordisk files or submits under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the United States Securities and Exchange Commission (the "SEC"), and that such information is accumulated and communicated to Management of the Company, including the chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Novo Nordisk Management, including the chief executive officer and chief financial officer, evaluated the Company’s disclosure controls and procedures as of December 31, 2023. Based on this evaluation, the Company’s chief executive officer and chief financial officer concluded that as of December 31, 2023, the Company’s disclosure controls and procedures were effective at the reasonable assurance level.

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

Novo Nordisk Management, including the chief executive officer and chief financial officer, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023, using the criteria established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (‘COSO’). Based on this assessment, Novo Nordisk Management, including the chief executive officer and chief financial officer, concluded that, as of December 31, 2023, the Novo Nordisk Group’s internal control over financial reporting was effective based on criteria stated in Internal Control – Integrated Framework (2013) issued by the COSO.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2023 has been audited by Deloitte, Statsautoriseret Revisionspartnerselskab, Denmark, an independent registered public accounting firm, as stated in their report which appears on pages 33-34 of this Form 20-F.

Novo Nordisk Form 20-F 2023

ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERTS
Changes in internal controls over financial reporting
There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

Reference is made to pages 44-47 of our Annual Report 2023 for the name, position and experience for the members of the Audit Committee.

ITEM 16B    CODE OF ETHICS

Novo Nordisk has a vision and a set of essentials named the Novo Nordisk Way. The Novo Nordisk Way describes who Novo Nordisk as a company is, where Novo Nordisk wants to go and how its employees work. The Novo Nordisk Way is principle-based and describes corporate essentials and the required values and mindset of employees on business conduct and ethics including a number of the topics required by the Sarbanes–Oxley Act and the NYSE Listed Company Manual. In addition to the Novo Nordisk Way, a number of guidelines have been established including the launch of OneCode in the fourth quarter of 2023, which serves as a single resource for the principles guiding how Novo Nordisk operates, including business ethics. The Novo Nordisk Way and OneCode apply to all employees in Novo Nordisk including the chief executive officer and chief financial officer, as well as the Board of Directors.

The Novo Nordisk Way and OneCode may be found on our website at novonordisk.com (the contents of the website are not incorporated by reference into this Form 20-F).

ITEM 16C    PRINCIPAL ACCOUNTANT FEES AND SERVICES

Reference is made to Note 5.5 ‘Fee to statutory auditors’ in our Annual Report 2023 regarding fees paid to our statutory auditors.

The audit opinion of Deloitte Statsautoriseret Revisionspartnerselskab (PCAOB no. 1294) is included in Item 18.

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

Audit-Related Fees
Fees for audit-related services consist of fees incurred for assurance and related services provided by the independent auditor but not restricted to those that can only be provided by the auditor signing the audit report. This includes, amongst others, the assurance provided on the Company’s Environmental, Social and Governance reporting included in the Annual Report 2023 and also includes work concerning interpretation of financial accounting reporting standards.

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

Novo Nordisk Form 20-F 2023

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

Mette Bøjer Jensen is a current employee of Novo Nordisk who has been elected to the Board of Directors by the employees pursuant to the Danish Companies Act (in Danish: "Selskabsloven"). The Danish Companies Act requires any limited liability company with more than 35 employees on average over a three-year period to organize a vote in which the employees are entitled to decide whether they would like employee representation on the Board of Directors. Mette Bøjer Jensen is not an executive officer of Novo Nordisk. Accordingly, her service on the Audit Committee is permissible pursuant to the exemption from the independence requirements provided for by paragraph (b)(1)(iv)(C) of Rule 10A-3.

Novo Nordisk does not believe the reliance on such exemptions would materially adversely affect the ability of the Audit Committee to act independently and to satisfy the other requirements of the Rule 10A-3.

ITEM 16E    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

	Total Number of Shares Purchased (a)*	Average Price Paid per Share in DKK (b)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (c)	Maximum Approximate Value of Shares that may yet be purchased under the Plans or Programs in DKK (d)
2022 repurchase program**
Status year end 2022***	56,829,378	396.05	56,829,378	1,492,474,236
January 1-31, 2023	3,140,590	475.22	59,969,968	7,489
Total****	59,969,968	400.20	59,969,968	7,489

2023 repurchase program**				30,000,000,000
February 1-28, 2023	3,724,984	487.22	3,724,984	28,185,113,296
March 1-31, 2023	4,068,358	508.45	7,793,342	26,116,553,381
April 1-30, 2023	2,737,066	561.47	10,530,408	24,579,766,161
May 1-31, 2023	9,477,674	559.18	20,008,082	19,280,031,335
June 1-30, 2023	3,665,800	545.83	23,673,882	17,279,112,341
July 1-31, 2023	3,622,680	536.94	27,296,562	15,333,957,145
August 1-31, 2023	3,577,506	607.03	30,874,068	13,162,299,161
September 1-30, 2023	3,071,256	660.14	33,945,324	11,134,845,763
October 1-31, 2023	3,149,954	674.26	37,095,278	9,010,944,702
November 1-30, 2023	9,005,500	697.23	46,100,778	2,732,030,309
December 1-31, 2023	1,715,000	678.29	47,815,778	1,568,754,498
Total	47,815,778	594.60	47,815,778	1,568,754,498
*) All shares purchased through a publicly announced program.
**) On September 13, 2023, a stock split of the company’s B shares was conducted so that the trading unit was changed from DKK 0.20 to DKK 0.10. Share purchase during 2023 and comparative disclosures have been adjusted to reflect the stock split.
***) Shares purchased under 2022 repurchase program during 2022.
****) As of January 31, 2023, Novo Nordisk had since February 2, 2022 repurchased a total of 59,969,968 B shares equal to a transaction value of DKK 24 billion. The DKK 24 billion share repurchase program announced February 2, 2022, was thereby concluded.

Novo Nordisk Form 20-F 2023

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

Under this authorization, a share repurchase program for 2022 of DKK 24 billion initiated in February 2022, was completed in January 2023. A new share repurchase program for 2023 of DKK 30 billion initiated in February 2023 was completed in January 2024. The shares have been purchased through a bank directly in the market or directly from Novo Holding A/S.

Column (a) shows shares Novo Nordisk purchased as part of our share repurchase program initiated in February 2022 (completed in January 2023) and our share repurchase program initiated in February 2023.

Notes to columns (c) and (d)
In order to maintain capital structure flexibility, the Board of Directors intends to propose at the annual general meeting on March 21, 2024, a reduction in the B share capital, by cancellation of 45 million shares (nominal value DKK 0.10) of current treasury B shares, to DKK 339,012,800. This would correspond to a 1.3% reduction of the total share capital.

ITEM 16F CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G    CORPORATE GOVERNANCE

Novo Nordisk A/S is a public limited company incorporated in Denmark and admitted to trading on Nasdaq Copenhagen. As a result, it follows the applicable Danish Corporate Governance Recommendations issued in December 2020 (applicable from the financial year commencing on January 1, 2021) in respect of its corporate governance practices.

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

Novo Nordisk Form 20-F 2023

ITEM 16G CORPORATE GOVERNANCE
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

The Board has determined whether the Board members qualify as independent per the Danish Corporate Governance Recommendations. The Board has also determined whether the Board members, who are members of the Audit Committee, qualify as independent under Rule 10A-3 in the Securities Exchange Act. Such determination is disclosed in the Annual Report. Further, the Annual Report provides detailed and individual information regarding the Board members, but it does not explicitly identify which Board members the Board considers independent under the NYSE Standards.

The Audit Committee
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

One Audit Committee member is a member of the board of directors of the main shareholder Novo Holdings A/S relying on the exemption from the independence requirements of Rule 10A-3(b)(1) provided for by paragraph (b)(1)(iv)(B) of Rule 10A-3 and one Audit Committee member is an employee representative relying on the exemption from the independence requirements in Rule 10A-3(b)(1) provided for by paragraph (b)(1)(iv)(C) of Rule 10A-3. See Item 16D above for further details.
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

The Remuneration Committee
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

Novo Nordisk A/S has established a Remuneration Committee and the members of the Remuneration Committee are elected at a Board meeting held immediately following the annual general meeting. When electing the members, the Board of Directors considers all factors relevant to determine whether the members of the Remuneration Committee have a relationship to the Company which is material to the director’s ability to be independent from management when performing its duties. In the Danish Corporate Governance Recommendations, it is recommended that a majority of the members of a any board committee shall qualify as independent. Pursuant to the Danish Corporate Governance Recommendations, two members qualify as independent members and two members qualify as non-independent members, including the chair. This is due to the fact that the Board of Directors wishes to allow for both main shareholder and employee representation in our Board committees while maintaining an operational structure of the committees with relatively few members. The composition of the Remuneration Committee thus does not conform to the Danish Corporate Governance Recommendations, however as Novo Nordisk A/S discloses its approach, Novo Nordisk A/S adheres to the Danish Corporate Governance Recommendations.

The Nomination Committee
Under the NYSE Standards listed companies must have a nominating/corporate governance committee composed entirely of independent directors, which requirement does not apply to Novo Nordisk A/S as a controlled company.

Novo Nordisk Form 20-F 2023

ITEM 16H MINE SAFETY DISCLOSURE
Novo Nordisk A/S has established a Nomination Committee and the members of the Nomination Committee are elected at a Board meeting held immediately following the annual general meeting. In the Danish Corporate Governance Recommendations it is recommended that a majority of the members of any board committee shall qualify as independent. Pursuant to the Danish Corporate Governance Recommendations, two members of the Nomination Committee qualify as independent members, including the chair, and two members qualify as non-independent members. This is due to the fact that the Board of Directors wishes to allow for both main shareholder and employee representation in our Board committees while maintaining an operational structure of the committees with relatively few members. The composition of the Nomination Committee thus does not conform to the Danish Corporate Governance Recommendations, however as Novo Nordisk A/S discloses its approach, Novo Nordisk A/S adheres to the Danish Corporate Governance Recommendations.

Equity-compensation plans
Under Section 303A.08 of the NYSE Standards, shareholders must be given the opportunity to vote on all equity compensation plans and material revisions thereto, with certain limited exceptions. The Remuneration Policy adopted by the annual general meeting describes Board and Executive remuneration. Adjustments to the policy were most recently adopted by the annual general meeting in March 2023 to adjust the remuneration of the Board and by the Board in November 2023 to implement the new clawback policy according to the new rule adopted by the SEC and recently introduced NYSE listing standard. The policy applies to Board and Executive remuneration in relation to the calendar year 2023 onwards, while the change regarding clawback of executive incentives applies as of December 1, 2023. All incentive programs offered to the Board and/or Executive Management shall comply with this framework. However, under Danish law, the practice of voting on equity-compensation plans is not contemplated and accordingly, equity compensation plans are only subject to shareholder approval if they result in the issuance of new shares (and not if treasury shares are used).

Code of business conduct and ethics
Under Section 303A.10 of the NYSE Standards, listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. Novo Nordisk has a global framework of rules and guidelines, including but not limited to the Novo Nordisk Way and OneCode, which describe the corporate principles on ethical business conduct. See Item 16B. While certain topics mentioned in the NYSE Listed Company Manual are addressed in this framework of rules and guidelines, others are not specifically addressed.

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

ITEM 16I    DISCLOSURES REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J    INSIDER TRADING POLICIES

Not applicable.

ITEM 16K    CYBERSECURITY

Cybersecurity risk management, strategy and governance
The cybersecurity governance and programme are defined in a charter approved by executive management, which is anchored in a risk-based approach based on industry standards to balance the level of cybersecurity against the risks to Novo Nordisk.

At Novo Nordisk, cybersecurity risk management is an integral part of our enterprise risk management framework defined in our information security framework. The framework aligns with industry best practice covering IT infrastructure, IT systems, and third-party service providers, and includes steps for identifying and assessing the severity of a cybersecurity threat, evaluating the potential business impact, implementing countermeasures and mitigation strategies, and informing executive management of material cybersecurity threats and incidents. Risks are consolidated across business areas and integrated into the enterprise risk management

Novo Nordisk Form 20-F 2023

ITEM 16I DISCLOSURES REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
framework, where the likelihood and impact of cybersecurity risk scenarios are evaluated for risk treatment by executive management and reported to the Board of Directors. The cybersecurity risk management programme is validated through peer-benchmarked maturity assessments, external technical assessments of the core infrastructure, key applications and operational processes, as well as group internal audit evaluations of the cross-organisational controls implementation.

The Board of Directors has overall oversight responsibility for our risk management, and is charged with oversight of our threat landscape, posture, performance, and strategy related to cybersecurity. The Audit Committee is charged with overseeing the cybersecurity incident trends and potentially significant incidents that have been handled. Executive management is responsible for identifying, considering and assessing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures and maintaining cybersecurity programmes.

Our cybersecurity programmes and teams are under the direction of our Chief Information Security Officer (CISO) in alignment with the strategic direction set by executive management. Our CISO and dedicated personnel are certified and experienced information systems security professionals and information security managers.

Our cybersecurity team monitors, detects, contains, responds to and reports upon cybersecurity threats, events, and incidents in collaboration with specialised third-party service providers. This covers processes for handling major cybersecurity incidents, which is integrated into the corporate crisis management framework for management of large-scale cyber events. Management, including the CISO and our cybersecurity team, regularly report on cybersecurity to various organisational levels including submitting regular reports to the Audit Committee and Board of Directors.

In 2023, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see 'Risk Factors—The potential risk on our business as a result of cybersecurity breaches' under Item 3.D.

Novo Nordisk Form 20-F 2023

ITEM 17 FINANCIAL STATEMENTS
PART III

ITEM 17    FINANCIAL STATEMENTS

See response to Item 18.

ITEM 18    FINANCIAL STATEMENTS

The financial statements required by this item accompany this annual report in the form of our Annual Report 2023 (see Item 19).

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

The non-IFRS financial measures presented in our Annual Report 2023 are:
•Sales in constant exchange rates;
•Operating profit in constant exchange rates;
•'Net profit’, adjusted for 'income taxes', 'financial items', 'depreciation and amortisation' and 'impairment losses' (EBITDA);
•Return on invested capital (ROIC);
•Free cash flow; and
•Cash to earnings.

Reference is made to the section ‘Non-IFRS financial measures’ on pages 83-85 in our Annual Report 2023.

Novo Nordisk Form 20-F 2023

ITEM 18 FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Novo Nordisk A/S

Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Novo Nordisk A/S and its subsidiaries (the "Company" or “Novo Nordisk”) as of December 31, 2023 and 2022, the related consolidated income statements, statements of comprehensive income, equity statements and cash flow statements for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). We also have audited the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

Retrospective adjustment for share split
As discussed in Note 4.1 Earnings per share, Note 4.3 Share capital, Treasury shares and Other reserves and Note 5.1 share-based payment schemes, the financial statements have been restated to reflect the share split. Our opinion is not modified in respect of this matter.

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

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

Novo Nordisk Form 20-F 2023

ITEM 18 FINANCIAL STATEMENTS
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

US sales rebates – Refer to notes 2.1 and 3.5 to the financial statements

Critical Audit Matter Description

In the United States (US), sales rebates are paid in connection with public healthcare insurance program, namely Medicare and Medicaid, as well as rebates to pharmacy benefit managers and managed healthcare plans. In January 2021, the Company changed its policy in the US related to the 340B Drug Pricing Program, whereby Novo Nordisk no longer provides 340B statutory discounts to certain pharmacies that contract with covered entities participating in the 340B Drug Pricing Program. Novo Nordisk has only recognized revenue related to the 340B Drug Pricing Program to the extent that it is highly probable that its inclusion will not result in a significant revenue reversal in the future. When sales are recognized, Novo Nordisk also records provisions for the expected value of the sales deductions (variable consideration) at the time the related sales are recorded.

We identified the US sales rebates, including provisions related to the 340B Drug Pricing Program, as a critical audit matter due to the significant measurement uncertainty involved in developing these provisions, as the provisions are based on legal interpretations of applicable laws and regulations, historical claims experience, payer channel mix, current contract prices, unbilled claims, claims submission time lags and inventory levels in the distribution channel. In addition, significant judgments are involved in determining whether a significant reversal in the amount of cumulative revenue recognized will not occur. This led to significant auditor judgment, effort and subjectivity in applying procedures relating to these provisions.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to US sales rebates included the following, among others:

•We evaluated the appropriateness of the Company’s methodology used to develop their sales rebates provisions, including provisions related to the 340B Drug Pricing Program, by involving audit professionals with industry and quantitative analytics experience to assist us in performing our auditing procedures.
•We tested the effectiveness of controls relating to sales rebates, including controls over the assumptions and data used to estimate these rebates.
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

/s/ Deloitte Statsautoriseret Revisionspartnerselskab
Copenhagen, Denmark
January 31, 2024
We have served as the Company’s auditor since 2021.

Novo Nordisk Form 20-F 2023

ITEM 19 EXHIBITS
ITEM 19    EXHIBITS

A. ANNUAL REPORT
The following pages from our Annual Report 2023 (see Exhibit 15.1) are incorporated by reference into this Form 20-F. The content of websites, scientific articles and other sources referenced on these pages are not incorporated by reference into this Form 20-F.

Page(s) in our Annual Report
Management Discussion and Analysis
Introducing Novo Nordisk	3-9
Strategic Aspirations	10-39
Corporate Governance	19-22
Pipeline overview	27
2023 performance and 2024 outlook	34-37
Shares and capital structure	38-39
Risk management	40-42
Board of Directors	44-46
Executive Management	47

Consolidated Financial Statements
Consolidated Income statement and Statement of comprehensive income for the years ended 31 December 2023, 2022 and 2021	50
Consolidated Cash flow statement for the years ended 31 December 2023, 2022 and 2021	51
Consolidated Balance sheet as of 31 December 2023 and 2022	52
Consolidated Equity statement at 31 December 2023, 2022 and 2021	53
Notes sections in the Consolidated financial statements	54-81
Companies in the Novo Nordisk Group	81

B. REMUNERATION REPORT
The following pages from our Remuneration Report 2023 (see Exhibit 15.3) are incorporated by reference into this Form 20-F. The content of websites, scientific articles and other sources referenced on these pages are not incorporated by reference into this Form 20-F.

Page(s) in the Remuneration Report

2.2 Remuneration composition	6-7
2.4 Board and committee fee levels 2023	8
2.5 Board remuneration 2023	9
2.6 Shareholdings by the Board	9
3.1 Key development in executive remuneration 2023	10
3.2 Remuneration composition	11-12
3.4 Executive remuneration in 2023	13-14
3.6 Short-term incentive programme 2023	15-17
3.7 Long-term incentive programme 2023, 2022 and 2021	17-19
3.8 Long-term incentive programme 2021 – vested shares	19-20
3.9 Long-term incentive programme 2020 - vested shares	20-21
3.10 Long-term incentive programs 2022 and 2023 – unvested shares	21-22
3.11 Shareholdings by Executive Management	22

Novo Nordisk Form 20-F 2023

ITEM 19 EXHIBITS
C. EXHIBITS
List of exhibits:

Exhibit No.	Description	Method of filing

1.1	Articles of Association of Novo Nordisk A/S	Incorporated by reference to the Registrant’s Report furnished to the SEC on Form 6-K on April 26, 2023.

2.1	Description of the rights of American Depositary Shares registered under Section 12 of the Securities Exchange Act of 1934	Filed together with this Form 20-F 2023.

2.2	Description of the rights of B Shares registered under Section 12 of the Securities Exchange Act of 1934	Filed together with this Form 20-F 2023.

8.1	Companies in the Novo Nordisk Group	Incorporated by reference to page 81 of the Annual Report 2023, filed as Exhibit 15.1 to this Form 20-F 2023.

12.1	Certification of Lars Fruergaard Jørgensen, president and chief executive officer of Novo Nordisk, pursuant to Section 302 of the Sarbanes–Oxley Act of 2002.	Filed together with this Form 20-F 2023

12.2	Certification of Karsten Munk Knudsen, executive vice president and chief financial officer of Novo Nordisk, pursuant to Section 302 of the Sarbanes–Oxley Act of 2002.	Filed together with this Form 20-F 2023

13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes–Oxley Act of 2002.	Filed together with this Form 20-F 2023

15.1	The Registrant's Annual Report for the fiscal year ended December 31, 2023.	Filed together with this Form 20-F 2023. Certain of the information included within Exhibit 15.1, which is provided pursuant to Rule 12b-23(a)(3) of the Securities Exchange Act of 1934, as amended, is incorporated by reference in this Form 20-F, as specified elsewhere in this Form 20-F. With the exception of the items and pages so specified, Exhibit 15.1 is not deemed to be filed as part of this Form 20-F.

15.2	Consent of independent registered public accounting firm.	Filed together with this Form 20-F 2023.

15.3	The Registrant's Remuneration Report for the fiscal year ended December 31, 2023.	Incorporated by reference to the portions of the Registrant’s Report furnished to the SEC on Form 6-K on January 31, 2024 identified in Item 19.b of this Form 20-F.

97	Compensation Recovery Policy	Filed together with this Form 20-F 2023.

EX-101.SCH	XBRL Taxonomy Extension Schema Document	Filed together with this Form 20-F 2023.

EX-101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document	Filed together with this Form 20-F 2023.

EX-101.DEF	XBRL Taxonomy Extension Definition Linkbase Document	Filed together with this Form 20-F 2023.

EX-101.LAB	XBRL Taxonomy Extension Labels Linkbase Document	Filed together with this Form 20-F 2023.

EX-101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document	Filed together with this Form 20-F 2023.

Novo Nordisk Form 20-F 2023

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
Dated: January 31, 2024

Novo Nordisk Form 20-F 2023