Form 20-F
period 2024-12-31
NOVO NORDISK A S
filed 2025-02-05
CIK 353278

        UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
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

A shares, nominal value DKK 0.10 each:	1,074,872,000
B shares, nominal value DKK 0.10 each:	3,390,128,000
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

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filling:
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
Yes ☐ No ☒

TABLE OF CONTENTS

Novo Nordisk Form 20-F 2024

INTRODUCTION
INTRODUCTION
In this Form 20-F the terms ‘the Company’, ‘Novo Nordisk’ and ‘the Group’ refer to the parent company Novo Nordisk A/S together with its consolidated subsidiaries. The term ‘Novo Nordisk A/S’ is used when addressing matters specifically related to this legal entity.

Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, certain information for the 2024 Form 20-F of Novo Nordisk A/S set out herein is being incorporated by reference from the Company's statutory Annual Report 2024, including the consolidated financial statements of Novo Nordisk A/S (hereafter the “Annual Report 2024”) and the Company’s Remuneration Report 2024 as specified elsewhere in this Form 20-F (with the exception of the items and pages so specified, the Annual Report 2024 and Remuneration Report 2024 are not deemed to be filed as part of this Form 20-F). Therefore, the information in this Form 20-F should be read in conjunction with the Annual Report 2024 and the Remuneration Report 2024 (see Exhibits 15.1 and 15.3, respectively)

Forward-looking statements
The information set forth in this Form 20-F and in the items and pages so specified as incorporated herein by reference to Novo Nordisk's statutory Annual Report 2024, contains certain forward-looking statements as the term is defined in the U.S. Private Securities Litigation Reform Act of 1995.

Forward-looking statements can be identified by the fact that they do not relate to historical or current facts and include guidance. Words such as ‘believe’, ‘expect’, ‘may’, ‘will’, ‘plan’, ‘strategy’, 'transition plan', ‘prospect’, ‘foresee’, ‘estimate’, ‘project’, ‘anticipate’, ‘can’, ‘intend’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating, financial or sustainability performance identify forward-looking statements. Examples of such forward-looking statements include, but are not limited to:
•Statements of targets, future guidance, (transition) plans, objectives or goals for future operations, including those related to operating, financial and sustainability matters, Novo Nordisk’s products, product research, product development, product introductions and product approvals as well as cooperation in relation thereto;
•Statements containing projections of or targets for revenues, costs, income (or loss), earnings per share, capital expenditures, dividends, capital structure, net financials and other financial measures;
•Statements regarding future economic performance, future actions and outcome of contingencies such as legal proceedings; and
•Statements regarding the assumptions underlying or relating to such statements.

These statements are based on current plans, estimates, opinions, views and projections. Although Novo Nordisk believes that the expectation reflected in such forward-looking statements are reasonable, there can be no assurance that such expectation will prove to be correct. By their very nature, forward-looking statements involve risks, uncertainties, and assumptions, both general and specific, and actual results may differ materially from those contemplated, expressed or implied by any forward-looking statement.

Factors that may affect future results include, but are not limited to, global as well as local political, economic and environmental conditions, such as interest rate and currency exchange rate fluctuations or climate change, delay or failure of projects related to research and/or development, unplanned loss of patents, interruptions of supplies and production, including as a result of interruptions or delays affecting supply chains on which Novo Nordisk relies, shortages of supplies, including energy supplies, product recalls, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk’s products, introduction of competing products, reliance on information technology including the risk of cybersecurity breaches, Novo Nordisk’s ability to successfully market current and new products, exposure to product liability and legal proceedings and investigations, changes in governmental laws and related interpretation thereof, including on reimbursement, intellectual property protection and regulatory controls on testing, approval, manufacturing and marketing, and taxation changes, including changes in tariffs and duties, perceived or actual failure to adhere to ethical marketing practices, investments in and divestitures of domestic and foreign companies, unexpected growth in costs and expenses, strikes and other labour market disputes, failure to recruit and retain the right employees, failure to maintain a culture of compliance, epidemics, pandemics or other public health crises, effects of domestic or international crises, civil unrest, war or other conflict, and factors related to the foregoing matters and other factors not specifically identified herein.

For an overview of some, but not all, of the risks that could adversely affect Novo Nordisk's results or the accuracy of forward-looking statements in this document, reference is made to the overview of risk factors in ‘Risks’ on pages 38-40 of our Annual Report 2024.

Unless required by law, Novo Nordisk has no duty and undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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

Novo Nordisk Form 20-F 2024

ITEM 1 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
PART I

ITEM 1        IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.

ITEM 2        OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.

ITEM 3        KEY INFORMATION
A. [RESERVED]

B. CAPITALIZATION AND INDEBTEDNESS
Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS
Not applicable.

D. RISK FACTORS
For information on risk factors, reference is made to ‘Risks’ on pages 38-40 of our Annual Report 2024, excluding the section ‘Mitigating actions’ on page 40. Outlined in greater detail below, we are subject to cybersecurity risks and the risk related to climate change.

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

Novo Nordisk Form 20-F 2024

ITEM 3 KEY INFORMATION

At Novo Nordisk, climate-related risks are identified and assessed through our risk management process. The risk assessment includes a natural hazards risk rating of supplier locations, provided by external insurance companies. The risk rating is related to various parameters, including natural events such as flooding, earthquakes, high-speed winds, tornados, hail storms, and lightning. The risk assessment serves to provide input for risk mitigation, and consequently prioritize actions to prevent or minimize the impact of supply disruptions on manufacturing.

The Company’s main production facilities are located in Denmark, where the risk of natural events is assessed lower; however, the Company also has other production facilities in countries that are at greater risk of natural disasters. For example, our production facility in Koriyama, Japan is exposed to a higher risk of earthquakes, our production facility in Tianjin, China is located in an area prone to storm surges due to rising sea levels and our production facilities in North Carolina, United States and Bloomington, Indiana, United States are exposed to a higher risk of tornadoes and subsequent rainfall and lightening.

In addition, availability of high-quality water is essential for the production of diabetes and biopharmaceutical products and hence the Company’s operations. The Company has production facilities in countries with high water stress levels, such as China, the United States (Clayton and Durham, North Carolina), Iran and Algeria (Blida).

Despite our commitment to identify climate-related risks, we could be unable to meet our environmental objectives in an efficient and timely manner, or at all. Our CO2e emissions continue to rise as the company grows, in particular within scope 3 emissions, which account for approximately 95% of our emissions.

To mitigate our contribution to climate change, Novo Nordisk is committed to reaching net zero emissions across scope 1, scope 2 (market-based) and scope 3 emissions by 2045. In addition, we have targets of zero scope 1 and scope 2 (market-based) CO2e emissions by 2030 and a new target of 33% absolute reduction of scope 3 emissions by 2033 compared to our base-year of 2024 (covering two-thirds of our scope 3 emissions). Key decarbonization levers include converting to lower carbon materials, requiring that our tier 1 suppliers convert to renewable energy, and lowering the emissions from our distribution.

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

Reference is made to ‘More information', on page 146 of our Annual Report 2024 for information on domicile.

Important events in 2024
Reference is made to ‘Introducing Novo Nordisk’, pages 4-10 and ‘2024 performance and 2025 outlook’, pages 32-37 of our Annual Report 2024 for a description of important events in 2024.

Novo Nordisk Form 20-F 2024

ITEM 4 INFORMATION ON THE COMPANY
Capital expenditure in 2024, 2023 and 2022
For capital expenditure in 2024, 2023 and 2022, reference is made to the section entitled ‘Cash flow and capital allocation’ on page 34 of our Annual Report 2024. No significant divestments took place in the period from 2022–2024.

For capital expenditures expected in 2025, reference is made to pages 34-35 in the subsection ‘2025 outlook’ in our Annual Report 2024. Such expenditures are expected to be financed with cash flow from operating activities.

Public takeover offers in respect of the Company’s shares
No such offers occurred during 2024 or 2025 to date.

B. BUSINESS OVERVIEW
Reference is made to the sections 'Key figures' on page 7, 'Purpose and strategy' on page 8 and ‘Strategic Aspirations’ on pages 11-31 of our Annual Report 2024.

Novo Nordisk is a global healthcare company and a world leader in Diabetes and Obesity care. The Company manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. Headquartered in Denmark, Novo Nordisk employs more than 75,000 employees in 80 countries, and markets its products in approximately 170 countries.

The Company has a broad product portfolio across Diabetes and Obesity care and Rare disease, including a portfolio of glucagon-like-peptide-1 (GLP-1) receptor agonists for the treatment of diabetes and obesity, modern insulins and human insulins. During 2024, there has been continued strong growth across therapy areas and geographic areas in which Novo Nordisk operates.

High demand during 2024 has led to periodic supply constraints for certain products in some markets, including the leading product by sales, Ozempic® for the treatment of type 2 diabetes1. The Company also markets two drugs - Saxenda® and Wegovy® - for the treatment of obesity. In its fourth year after launch the GLP-1 product, Wegovy® revenue, grew 86% to DKK 58 billion. Further, Novo Nordisk has a Rare disease portfolio consisting mainly of growth hormone and haemophilia products.

On December 18, 2024, Novo Nordisk acquired three fill-finish sites from Novo Holdings A/S in connection with a transaction where Novo Holdings A/S acquired Catalent, Inc. (“Catalent”), a global contract development and manufacturing organisation. The acquisition of the fill-finish sites is aligned with Novo Nordisk’s strategy of reaching more people living with diabetes and obesity with current and future treatments. It is expected to enable an expansion of the manufacturing capacity and provide future optionality and flexibility for Novo Nordisk’s existing supply network. The acquisition is expected to gradually increase Novo Nordisk's filling and finish capacity. The purchase price of the three sites totalled USD 11.7 billion, which was mainly debt-financed.

Segment information
Novo Nordisk is engaged in the discovery, development, manufacturing and marketing of pharmaceutical products and has two business segments: (i) Diabetes and Obesity care and (ii) Rare disease. Reference is made to Note 2.2 ‘Segment information’ in the consolidated financial statements in our Annual Report 2024.

Seasonality
Sales of individual products in individual markets may be subject to fluctuations from quarter to quarter. However, the Company’s consolidated operating results have not been subject to significant seasonality.

Raw materials
The impact on the overall profitability of Novo Nordisk from variations in raw material prices is unlikely to be significant. Currently, there is no raw material supply shortage that is expected to significantly impact the Company’s ability to supply any significant market. Regarding the 2024 supply constraints, reference is made to page 26 of the Annual Report 2024. The supply situation has significantly improved for 2025.

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

Novo Nordisk Form 20-F 2024

ITEM 4 INFORMATION ON THE COMPANY
countries except for North America) and North America (covering the United States and Canada). For 2024, the Company's most important markets in terms of sales were the United States, China, Canada, Japan, and the major European countries.

Due to the increasing number of people with diabetes, the global pharmaceutical market for treatment of diabetes continues to grow. Several of the major international pharmaceutical companies have entered the diabetes market, specifically in the area of oral products for the treatment of type 2 diabetes. In the global diabetes market, Novo Nordisk and Eli Lilly are the most significant companies measured by market share.

The market for anti-obesity medications, primarily GLP-1s, continues to grow and expand, driven by innovative treatments coming to the market and the significant unmet medical need for safe and efficacious treatment options. Novo Nordisk and Eli Lilly are the most significant companies measured by market share, but several major international pharmaceutical companies and smaller biotech companies have anti-obesity medications under development.

The use of GLP-1 as a treatment option for people with type 2 diabetes has continued to increase resulting in significant growth of the GLP-1 market. Novo Nordisk and Eli Lilly are the most significant companies in the global GLP-1 market measured by market share.

In February 2018, Novo Nordisk launched the once-weekly GLP-1 product, Ozempic®, for the treatment of adults with type 2 diabetes in the United States and Canada. Since then, Ozempic® has become a market leading product and the Company's best performing product by sales, with global sales of more than DKK 120 billion in 2024.

The global branded obesity market almost doubled by volume in 2024. Wegovy® has been launched in the United States and more than 15 other countries outside the United States.

Market conditions within the pharmaceutical industry continue to change, including efforts by both private and governmental entities to reduce or control costs generally and in specific therapeutic areas. Most of the countries in which Novo Nordisk sells insulin and GLP-1 subsidize or control pricing. In most markets insulin and GLP-1 products are prescription drugs.

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

For patent information on all Novo Nordisk’s marketed products, reference is made to the section ‘Patent status for products with marketing authorisation' on page 25 in our Annual Report 2024.

For key products with recent patent expiration or with patent expiration occurring within the coming years, geographic sales splits are provided and factors that may influence the potential impact of competitive product launches are discussed.

Sales of key products with recent or upcoming patent expiration:

	Total sales in 2024 (in DKK million)	North America Operations	Hereof	International Operations	Hereof
Product			USA		EMEA	Region China	Rest of World

Victoza®	5,482	1,796	1,699	3,686	1,422	975	1,289
Saxenda®	6,940	1,377	777	5,563	2,920	102	2,541

Novo Nordisk Form 20-F 2024

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

The total sales of Victoza® were DKK 5,482 million in 2024 (DKK 8,664 million in 2023). The compound patents for Victoza® have expired. In Japan, the drug compound patent expired in 2022; in the U.S. and Germany, the drug compound patent expired in 2023. The drug compound patent expired in China in 2017 and in 2023 a biosimilar version of Victoza® was approved in China.

Novo Nordisk has received notifications from several manufacturers that they have filed Abbreviated New Drug Applications (ANDAs) for generic versions of Victoza®, Saxenda®, Ozempic®, Wegovy®, and Rybelsus®, respectively. The ANDAs contain Paragraph IV certifications to obtain approval to engage in the commercial manufacture, use or sale of such products before the expiration of some or all of the patents currently listed for those products in the Orange Book. Novo Nordisk filed complaints for patent infringement against these manufacturers.

Novo Nordisk has entered into settlement agreements with several manufacturers that have filed ANDAs for Victoza®. Consequently, these manufacturers were licensed to launch a generic version of Victoza® as of June 22, 2024. Teva launched an authorized generic version of Victoza® in June, 2024, and Hikma Pharmaceuticals PLC launched its generic liraglutide product in December 2024. Moreover, Novo Nordisk has entered into settlement agreements regarding the U.S. patent litigation matters for Saxenda®. Novo Nordisk has now also entered into settlement agreements with Alvogen Inc. (Alvogen), Rio Biopharmaceuticals Inc. (Rio), Sun Pharmaceutical Industries Limited (Sun), Dr. Reddy’s Laboratories, Ltd. (DRL), Mylan Pharmaceuticals Inc. (Mylan), Zydus Pharmaceuticals Inc. (Zydus) and Apotex Inc. (Apotex) regarding the U.S. patent litigation for Ozempic®. All terms of the agreements are confidential. All agreements are subject to review by the U.S. Federal Trade Commission and the U.S. Department of Justice.

In March 2023, Mylan filed an IPR challenging the validity of a patent which claims a method of treating type 2 diabetes using 1 mg of semaglutide, and the Patent Trial and Appeal Board instituted an IPR proceeding. After the institution decision, Sun, DRL, and Apotex moved to join the IPR and those motions were granted. In October 2024, Novo Nordisk settled with Mylan, Sun, DRL, and Apotex prior to the IPR hearing. All terms of the agreements are confidential. All agreements are subject to review by the U.S. Federal Trade Commission and the U.S. Department of Justice.

In China, the semaglutide compound patent was subject to invalidation actions and was upheld by the Beijing IP Court in November 2023. This decision has been appealed to the Supreme People's Court where the case is currently pending.

Novo Nordisk will continue to defend its intellectual property associated with liraglutide and semaglutide, including through litigation.

The total sales of obesity care products (Saxenda® and Wegovy®) were DKK 65,146 million in 2024 (DKK 41,632 million in 2023), of which the majority of the sales comes from Wegovy®. The drug compound patent for Saxenda® (liraglutide) has expired in all countries.

Compound patent expiry in the U.S. for the semaglutide branded products - Ozempic®, Rybelsus®, and Wegovy® - is 2032. For additional information, reference is made to the section 'Patent status for products with marketing authorisation' on page 25 of our Annual Report 2024.

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

Disclosure pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012
Pursuant to Section 13(r) of the Securities Exchange Act of 1934 "("Section 13("r)"), Novo Nordisk is obliged to disclose if, during 2024, it or any of its affiliates have engaged in certain Iran-related activities or transactions with persons designated under Executive Order 13224 or Executive Order 13382 dealt with the Government of Iran (“GOI”). Novo Nordisk conducts limited business relating to pharmaceutical products and devices within the Diabetes care and Rare disease business segments in Iran, which is permitted under

Novo Nordisk Form 20-F 2024

ITEM 4 INFORMATION ON THE COMPANY
the U.S. sanctions against Iran. Set forth below is a description of the activities and transactions by Novo Nordisk’s subsidiaries that are required to be disclosed pursuant to Section 13(r). Novo Nordisk’s U.S. subsidiaries and U.S. person employees are not involved in any of Novo Nordisk’s activities in Iran. However, the United States maintains broad exceptions that permit the commercial sale and export of medicine and medical devices to Iran or the Government of Iran. Similar exceptions, like those encompassed in section 11 of Executive Order 13902, are also in place for the manufacturing of medicine and medical devices for use in Iran.

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

Novo Nordisk’s gross revenue related to transactions with GOI-owned or controlled entities in 2024 was not in excess of 1% of Group sales. Novo Nordisk does not allocate its net profit on a country-by-country or activity-by-activity basis, other than as set forth in Novo Nordisk’s consolidated financial statements prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (IASB); however, Novo Nordisk estimates that its net profit attributable to the transactions with the GOI discussed above would not exceed a de minimis percentage of the Group’s total net profit in 2024.

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

C. ORGANIZATIONAL STRUCTURE
For information regarding the organizational structure and securities exchange listings of Novo Nordisk A/S, the controlling shareholder Novo Holdings A/S and the Novo Nordisk Foundation and the ownership structure of Novo Nordisk A/S, reference is made to the sections ‘Corporate Governance’ on pages 16 and ‘Shares and capital structure’ on pages 36-37 of our Annual Report 2024.

Companies in the Novo Nordisk Group are listed in the section ‘Companies in the Novo Nordisk Group’ on page 133 of our Annual Report 2024.

D. PROPERTY, PLANTS AND EQUIPMENT
The Company has its headquarters in Bagsværd, Denmark, where it occupies a number of buildings.

Sales growth in 2024 has resulted in periodic supply constraints and related drug shortage notifications across a number of products and geographies.

Following higher than expected volume growth in recent years, including GLP-1-based products such as Ozempic® and Wegovy®, combined with the expectation of continued volume growth and capacity limitations at some manufacturing sites, the 2025 outlook also reflects expected continued periodic supply constraints and related drug shortage notifications across a number of products and geographies. Novo Nordisk is investing in internal and external capacity to increase supply both short and long term.

The supply capacity is gradually increased, including the capacity for meeting growing demand in the future for our main products, Awiqli®, Fiasp®, Levemir®, Norditropin® NovoLog®/ NovoRapid®, NovoLog Mix®/ NovoMix®, NovoSeven®, Ozempic®, Rybelsus®, Ryzodeg®, Saxenda®, Tresiba®, Victoza®, Wegovy® and Xultophy®. Reference is made to the sections ‘Capital expenditures in 2024, 2023 and 2022’ under Item 4 for more information about the current expansion programs. For the nature of the Company’s property, plant and equipment, as of December 31, 2024 and 2023, reference is made to Note 3.2 ‘Property, plant and equipment’ in the consolidated financial statements in our Annual Report 2024.

Novo Nordisk Form 20-F 2024

ITEM 4 INFORMATION ON THE COMPANY
The major production facilities owned by the Company are located at a number of sites in Denmark, and internationally in the United States, France, China and Brazil. There are no material encumbrances on the properties; however, the facilities in Tianjin, China are constructed on land where the remaining term of the leases is 29 and 33 years.

Active pharmaceutical ingredient (API) production is located in Denmark, primarily in Kalundborg and with secondary locations in Hillerød and Gentofte, both in Denmark, as well as in New Hampshire and North Carolina, United States, respectively.
The following table sets forth certain information regarding our major production sites.

MAJOR PRODUCTION FACILITIES	Size of production area (square meters)	Major Production Activities
Kalundborg, Denmark	168,300	Active pharmaceutical ingredients for diabetes and obesity as well as products for Diabetes care
		Active pharmaceutical ingredients for haemophilia.
		Products for Rare disease

Hillerød, Denmark	156,900	Durable devices and components for disposable devices
		Products for diabetes and obesity
		Active pharmaceutical ingredients for haemophilia

Bagsværd, Denmark	111,200	Products for diabetes and obesity

Clayton, North Carolina, United States	89,000	Active pharmaceutical ingredients for diabetes and obesity (purification)
		Products for diabetes and obesity

Gentofte, Denmark	70,800	Active pharmaceutical ingredients for glucagon and growth hormone therapy
		Products for growth hormone therapy, glucagon and haemophilia

Tianjin, China	67,200	Products for diabetes
		Production of durable devices

Måløv, Denmark	60,900	Products for hormone replacement therapy
		Products for oral antidiabetic treatment
		Products for oral diabetes treatment

Chartres, France	58,700	Products for diabetes

Montes Claros, Brazil	56,200	Products for diabetes
		Gel production for active pharmaceutical ingredients

Anagni, Italy	40,400	Products for diabetes and obesity
		Contract manufacturing organization (CMO) related activities

Brussels, Belgium	18,000	Products for diabetes and obesity
		CMO related activities

Bloomington, Indiana, United States	13,100	Products for diabetes and obesity
		CMO related activities

In December 2021, the Company announced the investment in construction of a new purification facility and a new recovery facility as well as rebuilding of one existing fermentation facility at the production site in Kalundborg, Denmark. The investment will establish additional capacity for manufacturing active pharmaceutical ingredients. The facilities are expected to increase the production area with approximately 59,900 square meters. The facilities are expected to be operational during 2027 and the expected amount of expenditures is DKK 19.5 billion with realized spend of DKK 16.5 billion as of December 31, 2024. The facilities will be financed by cash flow from operating activities.

In June 2022, the Company announced its investment in an expansion of an existing facility at the production site in Hjørring, Denmark. The investment will increase the capacity for production of NovoFine® Plus needles and is expected to increase the production area by 5,900 square meters. The expansion is expected to be finalized during 2025. The expected amount of expenditures is approximately DKK 550 million with realized spend of DKK 473 million as of December 31, 2024. The expansion will be financed by cash flow from operating activities.

In November 2022, the Company announced its investment in the expansion of its clinical manufacturing facilities in Bagsværd, Denmark. The investment will establish additional capacity in R&D for the manufacturing of active pharmaceutical ingredients to supply the Company’s global clinical trials. The expansion is expected to increase the production area with 7,000 square meters and it is expected to be finalized in 2026. The expected amount of expenditures is DKK 7.4 billion with realized spend of DKK 7.0 billion as of December 31, 2024. The expansion will be financed by cash flow from operating activities.

Novo Nordisk Form 20-F 2024

ITEM 4 INFORMATION ON THE COMPANY
In June 2023, the Company announced its investment in expanding an existing API production facility in Hillerød, Denmark. The facility is expected to be operational during 2028 and its production area expected to be 65,000 square meters. The expected amount of expenditures for this facility is approximately DKK 15.9 billion with realized spend of DKK 6.2 billion as of December 31, 2024. The facility will be financed by cash flow from operating activities.

In November 2023, the Company announced its investment in the expansion of its API production facility in Kalundborg, Denmark. The facility is expected to be fully operational during 2029 and its production area expected to be 170,000 square meters. The expected amount of expenditures for this facility is approximately DKK 42.4 billion with realized spend of DKK 11.0 billion as of December 31, 2024. The facility will be financed by cash flow from operating activities.

In November 2023, the Company announced the investment in an expansion of an existing facility at the production site in Chartres, France. The investment will significantly increase the capacity of the manufacturing site, adding aseptic production and finished production processes and an extension of the current Quality Control Laboratory. The facility is expected to be gradually finalized from 2026 to 2028 and its production area expected to be 51,100 square meters. The expected amount of expenditures for this facility is approximately DKK 16.9 billion with realized spend of DKK 3.8 billion as of December 31, 2024. The facility will be financed by cash flow from operating activities.

In March 2024, the Company announced the investment in an expansion of an existing facility at the production site in Tianjin, China. The investment will significantly increase the capacity of the manufacturing site, adding aseptic production. The facility is expected to be fully operational during 2028 and its production area expected to be 25,000 square meters. The expected amount of expenditures for this facility is approximately DKK 4.1 billion with realized spend of DKK 1.1 billion as of December 31, 2024. The facility will be financed by cash flow from operating activities.

In June 2024, the Company announced the investment in an expansion of an existing facility at the production site in the U.S. in Clayton, North Carolina. The investment will significantly increase the capacity of the manufacturing site, adding aseptic production and finished production processes. The facility is expected to be fully operational during 2029 and its production area is expected to be 130,000 square meters. The expected amount of expenditures for this facility is approximately DKK 27.0 billion with realized spend of DKK 5.1 billion as of December 31, 2024. The facility will be financed by cash flow from operating activities.

In November 2024, the Company announced the investment in an expansion of an existing facility at the production site in Hillerød, Denmark. The investment will significantly increase the capacity of QC facilities. The facility is expected to be fully operational during 2027 and its production area is expected to be 53,000 square meters. The expected amount of expenditures for this facility is approximately DKK 2.9 billion with realized spend of DKK 0.3 billion as of December 31, 2024. The facility will be financed by cash flow from operating activities.

In December 2024, the Company announced the investment of a newly established facility in Odense, Denmark. The investment will significantly increase the capacity of the manufacturing site, adding aseptic production and finished production processes. The facility is expected to be fully operational during 2027 and its production area is expected to be 40,000 square meters. The expected amount of expenditures for this facility is approximately DKK 8.5 billion with realized spend of DKK 1.2 billion as of December 31, 2024. The facility will be financed by cash flow from operating activities.

ITEM 4A    UNRESOLVED STAFF COMMENTS
None.

ITEM 5        OPERATING AND FINANCIAL REVIEW AND PROSPECTS

New accounting pronouncements
Reference is made to Note 1.2 ‘Changes in accounting policies and disclosures’ in the consolidated financial statements in our Annual Report 2024.

A. OPERATING RESULTS
Reference is made to the section ‘Forward-looking statements’ on page 35-36 of our Annual Report 2024 and the discussion under the caption ‘Risk factors’ under Item 3 of this Form 20-F. Further reference is made to ‘Risks’ on pages 38-40 of our Annual Report 2024.

The information in this section is based on our Annual Report 2024 and should be read in conjunction with such report. The analysis and discussion included in such report is primarily based on the Company's consolidated financial statements which are prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Novo Nordisk Form 20-F 2024

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS
2024 compared with 2023
The following portions of our Annual Report 2024 constitute the Board of Directors’ and Executive Management’s discussion and analysis of results of operations (incorporated herein by reference): ‘Introducing Novo Nordisk’ (pages 4-10) and ‘2024 performance and 2025 outlook’ (pages 32-37).

2023 compared with 2022
For a discussion of our results of operations for 2023 compared with 2022, see ‘Item 5.A. Operating Results, 2023 Compared with 2022‘ included in our 2023 Annual Report on Form 20-F (File No. 333-82318) filed with the SEC on January 31, 2024 (hereafter "Annual Report 2023").

Segment information
Reference is made to Note 2.2 ‘Segment information’ in the consolidated financial statements in our Annual Report 2024 for details on segmented results.

Sales in Russia and Ukraine constituted less than 1% of Novo Nordisk's global sales in 2024. Novo Nordisk's factory in Russia is still operating to supply insulin to patients in Russia only. While Novo Nordisk maintains supply of medicine in Russia to ensure that more than 700,000 patients can continue their treatment with essential medication. Novo Nordisk has ceased filing for marketing authorizations of new medication and has suspended further clinical investments in Russia. Novo Nordisk has to the extent possible continued supply of medicines in Ukraine and Novo Nordisk medicines are currently available in more than 90% of Ukraine.

Foreign currencies
Reference is made to Note 4.4 ‘Financial risks’ in the consolidated financial statements in our Annual Report 2024 and for further description of foreign currency exposure and hedging activities, reference is made to the description of financial instruments in Note 4.5 ‘Derivative financial instruments’ in the consolidated financial statements in our Annual Report 2024.

Governmental policies
Please refer to pages 11-37 ‘Strategic Aspirations’ of our Annual Report 2024 and Item 4 hereof.

Off-balance sheet arrangements
Reference is made to Note 4.4 ‘Financial risks’ in the consolidated financial statements and Note 5.2 ‘Commitments’ in the consolidated financial statements in our Annual Report 2024.

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

Financial resources
Reference is made to ‘Cash flow statement’ on page 103 and ‘Balance sheet’ on page 104 of our Annual Report 2024. In addition, Novo Nordisk has obtained a credit rating from two independent external rating agencies.

Novo Nordisk believes its financial resources are sufficient to meet its requirements for at least the next 12 months.

Cash flow in 2024, 2023 and 2022
Reference is made to ’Cash flow statement' on page 103 of our Annual Report 2024.

The most significant source of cash flow from operating activities is sales of Diabetes and Obesity care and Rare disease products. Generally, other factors that affect operating earnings, such as pricing, volume, product mix, costs and exchange rates, also have an impact on realized cash flow from operating activities. Except as disclosed in Note 4.8 'Financial assets and liabilities' in the consolidated financial statements in our Annual Report 2024, there are no material restrictions on the ability of subsidiaries with material cash amounts to transfer funds to the parent company, Novo Nordisk A/S.

Trade receivable program
Trade receivable program, as of December 31, 2024, 2023 and 2022, respectively, are shown in Note 4.4 ‘Financial risks’ in the consolidated financial statements in our Annual Report 2024.

Novo Nordisk Form 20-F 2024

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Debt financing
Reference is made to ‘Balance sheet’ on page 104 and to Note 4.6 ‘Borrowings’ in the consolidated financial statements in our Annual Report 2024 for information on Current and Non-current debt.

Derivative financial instruments
Novo Nordisk only hedges commercial exposures, including selected business development activities (mergers and acquisitions), and consequently does not enter into derivative transactions for trading or speculative purposes. Currency hedging is done with foreign exchange forwards and foreign exchange options. Reference is made to Note 4.4 ‘Financial risks’ and Note 4.5 ‘Derivative financial instruments’ in the consolidated financial statements in our Annual Report 2024 for further information on financial instruments including currency exposure.

Commitments for capital expenditure etc.
Contractual obligations for capital expenditure and other contingent liabilities as of December 31, 2024 and 2023, respectively, are shown in Note 5.2 ‘Commitments’ in the consolidated financial statements in our Annual Report 2024.

The Executive Management of the Group believes that the obligations are covered by the Group’s financial resources as well as expected future cash flows from operating activities.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
Novo Nordisk research and development is mainly focused on:

–Insulins, GLP-1s and other therapeutic compounds for diabetes treatment
–GLP-1s, combinations and other modes of action for obesity care
–Blood-clotting factors and other modes of action for treatment of haemophilia and other rare blood disorders
–Human growth hormone and other modes of action for treatment of growth disorders and other rare endocrine disorders
–New indications with existing assets and other modes of action for treatment of cardiovascular diseases, MASH and other serious chronic diseases
–Research technology platforms including cell therapy and RNAi for treatment of diseases within Diabetes, Obesity, Rare disease and Cardiovascular & Emerging Therapy Areas

The research activities mainly utilise biotechnological methods based on advanced protein chemistry and protein engineering. These methods have played a key role in the development of the production technology used to manufacture insulin, GLP-1, recombinant blood-clotting factors and human growth hormone. Research activities further utilise technology platforms including stem cells, gene therapy and RNAi therapies. Research and development activities are carried out by Novo Nordisk's research and development centres, mainly in Denmark, the United States (U.S.), the United Kingdom and China. Clinical trials are carried out all over the world.

Novo Nordisk also enters into partnerships and licence agreements. Reference is made to Note 2.3 ‘Research and development costs’ in the consolidated financial statements in our Annual Report 2024 for research and development costs in 2024, 2023 and 2022, respectively. Novo Nordisk’s research and development organization is comprising more than 10,000 employees as of December 31, 2024.

Research costs comprise the early stages of the drug development cycle from the initial drug discovery until the drug is ready for administration to humans. The activities initially focus on identifying a single drug candidate with a profile that will support a decision to initiate development activities. Before selection of the final drug candidate, it is tested in animals to gather efficacy, toxicity and pharmacokinetic information. Development costs are incurred from the start of phase 1, when the drug is administered to humans for the first time; these are the projects captured in the ’Pipeline overview’ (page 23 of our Annual Report 2024). The final product is developed, and subsequent clinical trials (phases 2 and 3) are conducted to further test the drug in humans, using the results from these trials to attempt to obtain marketing authorization, permitting Novo Nordisk to market and sell the developed products. Historically, Novo Nordisk has spent approximately 70-80% of total research and development expenditures on clinical development activities, and approximately 20-30% on research activities. The split between research and development will fluctuate in individual years depending on the composition of the clinical development portfolio.

In general, Novo Nordisk expects that growth in research and development spending will follow a trend in line with or slightly above sales growth indicating that the research and development cost to sales ratio is expected to gradually increase in the foreseeable future. Thus, Novo Nordisk currently expects to modestly expand upon the current expenditure level of around 14-16% of sales in research and development activities going forward. Increased early and late-stage clinical trial activities across all therapy areas as well as increased business development activities are driving costs.

Novo Nordisk Form 20-F 2024

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Novo Nordisk has multiple phase 3 programs currently in progress, see the below table for the full list.

The following Novo Nordisk compounds are currently in phase 3 development or have recently been filed for regulatory approval:

COMPOUND / BRAND NAME / INDICATION	Year entered into phase 3 or filed with the regulatory authorities	Patent expiration

Concizumab (NN7415) / Haemophilia A and B with or without inhibitors	Regulatory submission for some indications ongoing	2034[1]

Insulin Icodec (NN1436) / Once-weekly basal insulin analogue	Regulatory submission in 2023	2037[2]

Semaglutide (oral) 25 mg and 50 mg (NN9924) / Diabetes	Phase 3 completed in 2023	2032

Semaglutide (oral) 25 mg and 50 mg / Obesity	Phase 3 completed in 2024	2032

Cagrisema (NN9388)/ Diabetes	Phase 3 initiated in 2023	2037

Cagrisema (NN9838)/ Obesity	Phase 3 initiated in 2022	2037

IcoSema (NN1535) / A combination of GLP-1 semaglutide and insulin icodec	Regulatory submission in 2024	2037[2]

Etavopivat / Second generation selective, small molecule PKR-activator intended for once-daily oral administration in sickle cell disease	Phase 3 initiated in 2022	2039[3]

Mim8 (NN7769)	Phase 3 initiated in 2021	2040[4]

Semaglutide in MASH (NN9931)	Phase 3 completed in 2024	2032

Semaglutide in Alzheimer's (NN6535)	Phase 3 initiated in 2021	2032
Ziltivekimab (NN6018) / Cardiovascular disease
Ziltivekimab (NN6018) / Cardiovascular disease	Phase 3 initiated in 2021	2035[5]

1 Current estimate United States. Key EU markets estimate 2035, Japan expiry 2034
2 Current estimate of regulatory data protection in the United States. Key EU markets and Japan estimate 2034
3 Current estimate, United States. Key EU markets and Japan estimated in 2038
4 Current estimate, United States. Key EU markets estimate 2041 and Japan estimated in 2044
5 Current estimate, United States. Key EU markets and Japan estimate 2032. In addition to patents, the product is eligible for Regulatory Data Protection, i.e. 10 years from market                                  authorization in the EU and 12 years from market authorization in the U.S.

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

In assessing the criteria listed above, we refer to ‘Risks’ on pages 38-40 in our Annual Report 2024. It is important to note that due to the risks and uncertainties involved in progressing through pre-clinical development and clinical trials, and the time and cost involved in obtaining regulatory approvals, we cannot reasonably estimate the nature, timing, completion dates and costs of the efforts necessary to complete the development. The nature of Novo Nordisk’s development activities is such that a compound must first be

Novo Nordisk Form 20-F 2024

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS
proven to work by means of multiple clinical trials, which may require treatment of thousands of patients and could take years to complete. Even if initial results of preclinical studies or clinical trial results are promising, the Company may obtain different results that fail to show the desired levels of safety and efficacy, or Novo Nordisk may not obtain applicable regulatory approval for a variety of other reasons. The compound must be approved by either the U.S. Food and Drug Administration, the European Medicines Agency or by similar agencies around the world, each of which may have differing requirements. During each stage, there is a substantial risk that Novo Nordisk will encounter serious obstacles which will further delay us, or that the Company will not achieve its goals and, accordingly, may abandon a product in which it has invested substantial resources. Furthermore, the commercial potential of a project is dependent on the label granted by the regulatory authority upon approval. The label specifies for which indications a product is approved for, major and minor safety concerns associated with drug treatment, as well as if the drug is approved for use in combination with other types of medication. Thus a label can restrict usage substantially. Reference is made to the caption ‘Risk factors’ contained under Item 3 hereof.

Given the uncertainties related to the process of product development, during the periods presented in our 2024 Form 20-F no single project in product development was material to total R&D spend nor significant based on the qualitative and quantitative criteria. However, during the periods presented, two groups of projects were considered significant; the Diabetes and Obesity care group and the Rare disease group.

Information related to selected research and development projects can be found under ‘Research and development progress’ on page 24 of our Annual Report 2024.

D. TREND INFORMATION
For more information on commercial dynamics across Novo Nordisk therapy areas, we refer to ‘Commercial Execution’ on pages 26-31 of our Annual Report 2024.

The key drivers behind Novo Nordisk’s performance continue to be the changes in demographics globally reflecting a continuous growth in the proportion of people who live in cities (urbanization), an increasing proportion of elderly people and a growing prevalence of obesity. These trends have contributed to the significant increase in the number of people with diabetes and obesity worldwide. According to the International Diabetes Federation, the number of people with diabetes is projected to increase from 573 million today to 780 million in 2045. Additionally, there are currently more than 800 million people living with obesity. This is also expected to grow in the coming decades.

Diabetes and Obesity care is Novo Nordisk’s largest segment comprising more than 90% of sales. The epidemic growth in the number of people with diabetes and obesity and the increasing use of the GLP-1 category is driving Novo Nordisk’s growth within the Diabetes and Obesity care segment.

Payers continued to leverage their size and control to demand higher rebates, particularly in the insulin segment, but increasingly in the GLP-1 category, as well. As a result, average prices after rebates for the Novo Nordisk portfolio in 2024 in the United States declined. Ultimately, pricing pressure is expected to continue in the future, driven by: increasing rebates in the commercial segment, the effect of payer consolidation, increasing exposure to high rebate channels such as Medicare and Medicaid, as well as increasing competition.

In January 2021, Novo Nordisk changed its policy relating to 340B Drug Pricing Program (under Section 340B of the Public Health Service Act, pharmaceutical manufacturers participating in Medicaid are required to sell outpatient drugs at discounted prices to certain health care organizations that care for uninsured and low-income patients), whereby Novo Nordisk no longer provides 340B statutory discounts to certain pharmacies that contract with covered entities participating in the 340B Drug Pricing Program. Novo Nordisk’s 340B policy has been the subject of litigation in the U.S. courts. On January 30, 2023, the U.S. Court of Appeals for the Third Circuit issued a ruling holding that Novo Nordisk’s drug distribution policy was consistent with the 340B statute. On May 21, 2024, the U.S. Court of Appeals for the DC Circuit issued a ruling in a related case involving other pharmaceutical manufacturers that similarly held that their drug distribution policies were consistent with the 340B statute. However, an appeal in another related case is still pending before the U.S. Court. See Note 3.5 ‘Provisions and contingent liabilities’ in the consolidated financial statements in our Annual Report 2024.

In August 2022 the Inflation Reduction Act of 2022 was passed into law. This legislation included several healthcare reforms, which resulted in minor near-term sales impacts, but could also have medium and long-term impacts. Reference is made to Note 2.1 'Net sales and rebates' in the consolidated financial statements in our Annual Report 2024 for information on the Company's sales and rebates.

For 2025, continued pricing pressure within Diabetes and Obesity Care is expected.

Novo Nordisk Form 20-F 2024

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS
For further information on trends, reference is made to the section ‘2024 performance and 2025 outlook’ on pages 32-37 of our Annual Report 2024. Information about expectations for the financial year 2025 can be found on pages 34-35 in the subsection ‘2025 outlook’.

E. CRITICAL ACCOUNTING ESTIMATES
Reference is made to Note 1.1 ‘Material accounting policies and key accounting estimates’ in the consolidated financial statements in our Annual Report 2024.

ITEM 6        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT
Reference is made to pages 42-44 of our Annual Report 2024 for name, position and period of service as director for members of the Board of Directors.

Reference is made to page 45 of our Annual Report 2024 for name, position, age and other management duties for members of Executive Management, except in respect of Doug Langa. Business experience, year of appointment and year of joining Novo Nordisk for each member of Executive Management are included below:

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

Maziar Mike Doustdar
Executive vice president, International Operations

Mr Doustdar joined Novo Nordisk in 1992 as an office clerk in Vienna, Austria. From 1993 through 2007 he took up various positions in finance, IT, logistics, operations and marketing, within various parts of Novo Nordisk’s emerging markets, first in Vienna and subsequently in Athens and Zurich before he was appointed general manager of Novo Nordisk Near East, based in Turkey, in 2007. In 2010 Mr Doustdar was promoted to vice president of Business Area Near East and in 2012 he re-located to Malaysia to head the Business Area Oceania South East Asia. In 2013 he was promoted to senior vice president of Novo Nordisk’s International Operations, and in April 2015 Mr Doustdar was promoted to executive vice president, continuing his responsibility for Novo Nordisk’s International Operations. In September 2016 Mike Doustdar assumed additional geographical responsibilities and was promoted to executive vice president for an expanded International Operations, leading all commercial units globally, except for the U.S. and Canada. Effective January 1, 2025, Canada was integrated into IO.

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

Karsten Munk Knudsen
Executive vice president and chief financial officer (CFO)

Mr Knudsen joined Novo Nordisk in 1999 as a business analyst in NNIT A/S, previously a subsidiary of Novo Nordisk, and has since held finance positions of growing size and complexity throughout the Novo Nordisk value chain. From 2010 to 2014 Mr Knudsen was corporate vice president for Finance & IT at Novo Nordisk Inc. in the U.S. and in 2014 he was appointed senior vice president of Corporate Finance in Novo Nordisk. In February 2018 Mr Knudsen was promoted to executive vice president and chief financial officer. In 2019 Mr Knudsen assumed further responsibilities as his area was expanded to cover Finance, Legal & Procurement, followed by a further expansion in 2022 where he assumed responsibility for Global Solutions.

Effective January 1, 2025, Mr Knudsen assumed responsibility for Novo Nordisk’s corporate strategy in addition to his current responsibilities.

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

Novo Nordisk Form 20-F 2024

ITEM 6 DIRECTORS, EXECUTIVE MANAGEMENT AND EMPLOYEES

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

Henrik Wulff
Executive vice president, Product Supply, Quality & IT

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

David Moore
Executive vice president, U.S. Operations & Business Development

Mr Moore first joined Novo Nordisk in 2017 as senior vice president of Marketing and later senior vice president of Commercial, both at Novo Nordisk in the U.S., until leaving the company in 2019. Mr Moore re-joined Novo Nordisk in September 2022 as senior vice president for Corporate Development and in March 2023 he was promoted to executive vice president for Corporate Development. Effective January 1, 2025, David Moore also assumed the position of executive vice president of U.S. Operations & Business Development.

Prior to joining Novo Nordisk in 2017, Mr Moore held various commercial and executive roles with Johnson & Johnson, Tranzyme Pharma, Ocera Therapeutics and Cempra Pharmaceuticals. From 2019 to 2022 Mr Moore first served as CEO of the infectious disease business at Roivant Sciences, followed by being investment partner with Gurnet Point Capital.

Effective January 1, 2025, Doug Langa stepped aside from his role as executive vice president of North America Operations.

As Executive Management has become a global team, all executives based in Denmark apart from the CEO and CFO were deregistered from the Danish Business Authority as members of Executive Management, or registered managers, within the meaning of the Danish Companies Act, effective December 31, 2023, to align the registration practice and to treat all team members equally, regardless of where they are based.

Novo Nordisk has a two-tier management structure consisting of the Board of Directors and Executive Management. The Board of Directors and Executive Management are separate bodies and have no overlapping members.

The Board of Directors is responsible for the overall strategic management and supervision of Novo Nordisk’s affairs and supervises the work of Executive Management. Executive Management is responsible for the day-to-day management of the Company, development and implementation of strategies and policies, the Company’s operations and organization and timely reporting to the Board of Directors and Novo Nordisk’s stakeholders.

The key roles of members of the Board of Directors and members of Executive Management outside the Company are included in our Annual Report 2024 under the section ‘Management’ on pages 41-45.

Novo Nordisk Form 20-F 2024

ITEM 6 DIRECTORS, EXECUTIVE MANAGEMENT AND EMPLOYEES
There are no family relationships between the Board of Directors, Executive Management or between any of the members of the Board of Directors and any member of Executive Management. No director or member of Executive Management has been elected according to an arrangement or understanding with shareholders, customers, suppliers or others. As required by the Danish Companies Act, members of board of Directors are elected by the general meeting by a simple majority vote. Members of the Board of Directors elected by the general meeting are elected for a term of one year until the next annual general meeting and may be re-elected. In addition, four employee representatives are elected for a statutory four-year term by the employees of Novo Nordisk A/S.

B. COMPENSATION
For compensation data in respect of the members of the Company’s Board of Directors, reference is made to section 2.1 'Key developments in Board remuneration in 2024', section 2.2 'Remuneration composition', section 2.4 'Board and committee fee levels 2024' and section 2.5 'Board remuneration 2024' in our Remuneration Report 2024.

For compensation data in respect of the members of the Company’s Executive Management, reference is made to section 3.1 'Key developments in executive remuneration 2024', section 3.2 'Remuneration composition', section 3.4 'Executive remuneration in 2024’, section 3.5 'Short-term incentive programme 2024', section 3.6 'Long-term incentive programme design', section 3.7 'Long-term incentive programme 2022' and section 3.8 'Long-term incentive programmes 2023 and 2024' in our Remuneration Report 2024 and Note 5.1 'Share-based payment schemes' in the consolidated financial statements in our Annual Report 2024.

C. BOARD PRACTICES
The year of election and term for each member of the Board of Directors is included on pages 42-43 of our Annual Report 2024. The year of appointment for each member of Executive Management is included in Item 6A.

The Audit Committee
The Audit Committee mainly assists the Board of Directors with the oversight of: external auditors; the internal audit function; handling complaints reported through the Compliance Hotline (the Company's whistleblower complaint system); financial and sustainability reporting (environmental, social and governance); enterprise risk management system and financial counterpart exposure; internal controls over financial and ESG reporting; business ethics compliance; information security; insurance coverage and special theme reviews.

Under Danish law, the statutory external auditor is elected by the general meeting. All shareholders as well as the Board of Directors have the right to propose external auditor candidates for election. The Audit Committee recommends to the Board of Directors the statutory external auditor to be nominated by the Board of Directors and elected by the shareholders at the annual general meeting.

As part of its oversight of external reporting, the Audit Committee perform assessments of the risk exposure of Novo Nordisk, including the impact on the financial and sustainability processes and accounting for material legal and tax issues. The Audit Committee has quarterly discussions with the chief financial officer, head of finance and compliance, the general counsel, head of group internal audit and the external auditor. The chief financial officer is charged with responsibility for the tax strategy and policy, which is endorsed by the Board of Directors.

The Audit Committee consists of five members elected by and from the Board of Directors. One member of the Audit Committee is designated as chair and one member is an employee-elected member of the Board of Directors.

In March 2024, the Board of Directors elected the following members to the Audit Committee: Laurence Debroux (member since 2019 and chair since 2021, independent), Sylvie Grégoire (member since 2015, independent), Mette Bøjer Jensen (member since 2022, employee-elected member of the Board of Directors, not independent but relies on an exemption, reference is made to item 16D in this Form 20-F), Christina Law (member since 2022, independent) and Henrik Poulsen (member since 2021, not independent but relies on an exemption, reference is made to item 16D in this Form 20-F).

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

The Remuneration Committee has four members elected by and from the Board of Directors. One member of the Remuneration Committee is designated as chair and one member is an employee-elected member of the Board of Directors.

In March 2024, the Board of Directors elected the following members to the Remuneration Committee: Henrik Poulsen (member since 2022 and chair since 2023, not independent), Elisabeth Dahl Christensen (member since 2022, employee-elected member of the

Novo Nordisk Form 20-F 2024

ITEM 6 DIRECTORS, EXECUTIVE MANAGEMENT AND EMPLOYEES
Board of Directors, not independent), Laurence Debroux (member since 2021, independent) and Martin Mackay (member since 2021, independent).

Directors’ service contracts
Reference is made to the section ‘Corporate Governance’, page 16 of our Annual Report 2024 for the description of the termination payments for Executive Management.

D. EMPLOYEES
Reference is made to Note 2.4 'Employee costs' in the consolidated financial statements in our Annual Report 2024 regarding the total number of full-time employees in Novo Nordisk at year-end for the years 2024–2022. Employees outside Denmark as a percentage of the total number of employees for 2024 was 54% (2023: 55% and 2022: 58%).

Executive Management believes that the Company has a good relationship with its employees in general and with the labour unions of the Novo Nordisk employees.

E. SHARE OWNERSHIP
For information on the Board of Directors and Executive Management members' individual holdings of shares and restricted stock units, including shares and restricted stock units granted in the year ended December 31, 2024 and trading in shares by the Board of Directors and Executive Management in the same period, reference is made to section 2.6 'Shareholdings of Board Members' and section 3.9 'Shareholdings of Executive Management' in our Remuneration Report 2024 and Note 5.1 'Share-based payment schemes' in the consolidated financial statements in our Annual Report 2024. As of February 4, 2025, the members of the Board of Directors and Executive Management held 1,534,378 B shares, representing in the aggregate less than 1% of the beneficial ownership of the Company.

In the period from January 1, 2025 until February 4, 2025, no B shares were sold or purchased by the members of the Board of Directors or Executive Management. The internal rules on trading in Novo Nordisk securities by members of the Board of Directors and Executive Management only permit trading in the 15 calendar day period following each quarterly earnings announcement. For information on vested shares for Executive Management on February 5, 2025, reference is made to section 3.7 'Long-term incentive programme 2022’ in our Remuneration Report 2024.

For further information, reference is made to Note 5.1 'Share-based payment schemes' in the consolidated financial statements in our Annual Report 2024.

F. DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION
None.

ITEM 7        MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS
For information on major shareholders reference is made to ‘Shares and capital structure’ on pages 36-37 of our Annual Report 2024.

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

Under Novo Holdings A/S’ statutes, Novo Holdings A/S is governed by a board of directors, which must be comprised of three to nine members elected annually by the shareholders. According to the Foundation’s statutes, its board can and shall provide for members of its own board of directors to be elected to Novo Holdings A/S’ board of directors. Novo Holdings A/S’ board of directors is currently

Novo Nordisk Form 20-F 2024

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
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

For further information reference is made to ‘Shares and capital structure’ on pages 36-37 of our Annual Report 2024.

The B shares of Novo Nordisk A/S are registered with Euronext Securities (legal name: VP Securities A/S (‘Euronext) and are not represented by certificates. Generally, Euronext does not provide the Company with information with respect to registration. However, set forth below is information as of February 4, 2025 with respect to (a) any shareholder who is known to the Company to be the owner of more than 5% of any class of Novo Nordisk A/S' securities and (b) the total amount of any class owned by Novo Nordisk A/S and its subsidiaries (treasury shares) and by the Board of Directors and Executive Management as a group:

Title of class	Identity of person or group	Shares owned		Percent of class	Percent of total votes

A shares	Novo Holdings A/S	1,074,872,000		100.00	76.02
B shares	Novo Holdings A/S	177,560,500		5.24	1.26
B shares	Novo Nordisk A/S and subsidiaries (treasury shares)	25,947,151	*	0.77	0.18
B shares	Board of Directors and Executive Management	1,534,378		0.05	0.01
*) Treasury shares are included, however, voting rights of treasury shares cannot be exercised.

For information on share repurchases under the Company's share repurchase program in 2022/2023 reference is made to Note 4.2 ‘Distribution to shareholders’ in the consolidated financial statements in our Annual Report 2024. Information on the 2024/2025 share repurchase program, reference is made to ‘Shares and capital structure’ on pages 36-37 of our Annual Report 2024.

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

However, based on available sources of information, as of December 31, 2024 it is estimated that share capital (including A and B share capital) was geographically distributed in the following manner: 38% Denmark, 28% North America, 3% UK, and 31% Other.
Furthermore, JPMorgan Chase Bank, N.A., our ADR Depositary, has informed us that as of December 31, 2024 the total number of ADRs outstanding was 440,748,211 representing approximately 13.82% of the issued B share capital outstanding (excluding treasury shares and shares held by Novo Holdings A/S) as at that date. All of the Company’s ADRs are held of record by the Depositary. For more information regarding our ADRs, see Item 12D below.

B. RELATED PARTY TRANSACTIONS
Related parties include the Novo Nordisk Foundation, Novo Holdings A/S, Novonesis A/S, Innate Pharma SA, Xellia Pharmaceuticals ApS, Altasciences Group, Sonion A/S (due to shared controlling shareholder, Novo Holdings A/S) and NNIT A/S being an associated company with shared controlled shareholding between Novo Holdings A/S and Novo Nordisk A/S.

In 2024 Novo Nordisk acquired three fill-finish manufacturing sites from Novo Holdings A/S in connection with a transaction where Novo Holdings A/S acquired Catalent, Inc. The purchase price of the three sites totalled USD 11.7 billion, which was mainly debt-financed.

Related party transactions in 2024, 2023 and 2022 were primarily payments for services provided between the Novo Nordisk Group and the Novonesis Group, Xellia Pharmaceuticals ApS, Altasciences Group, Sonion A/S and transactions with associated companies. The overall financial impact of these related party transactions is limited.

Novo Nordisk Form 20-F 2024

ITEM 8 FINANCIAL INFORMATION
Being an associated company of Novo Nordisk A/S, Churchill Stateside Solar Fund XIV, LLC ('CS Solar Fund XIV') is considered a related party. Being an associated company of Novo Holdings A/S, Unchained Labs, Inc. is considered a related party to Novo Nordisk A/S.

Novo Nordisk A/S has access to certain assets of and can purchase certain services from Novo Holdings A/S and Novonesis A/S and vice versa. All agreements relating to such assets and services are based on the list prices used for sales to third parties where such list prices exist, or the price has been set at what is regarded as market price. The material terms of these agreements are renegotiated on a regular basis.

Since December 31, 2024, there have been no further significant transactions with related parties out of the ordinary course of business. For further information reference is made to Note 5.4 ‘Related party transactions’ in the consolidated financial statements in our Annual Report 2024.

C. INTERESTS OF EXPERTS AND COUNSEL
Not applicable.

ITEM 8        FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
The financial statements required by this item accompany this annual report in the form of our Annual Report 2024 (filed as Exhibit 15.1 to this Form 20-F).

Legal proceedings
Reference is made to Note 3.5 ‘Provisions and contingent liabilities’ in the consolidated financial statements in our Annual Report 2024.

Dividends
Reference is made to ‘Shares and capital structure’, on pages 36-37 of our Annual Report 2024.

B. SIGNIFICANT CHANGES
No significant events have occurred since the date of the annual financial statements. For description of important events and achievements in 2024, reference is made to ‘Introducing Novo Nordisk’ on pages 4-10 and ‘2024 performance and 2025 outlook’ on pages 32-37 of our Annual Report 2024.

ITEM 9        THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS
The Company's B shares are listed in Denmark on Nasdaq Copenhagen, and traded under the symbol "NOVO-B". The Company's ADRs are traded on the New York Stock Exchange (the "NYSE") under the symbol "NVO". See Exhibit 2.2 to this Form 20-F for a description of the B Shares.

B. PLAN OF DISTRIBUTION
Not applicable.

C. MARKETS
Reference is made to ‘Shares and capital structure’, on pages 36-37 of our Annual Report 2024.

D. SELLING SHAREHOLDERS
Not applicable.

E. DILUTION
Not applicable.

F. EXPENSES OF THE ISSUE
Not applicable.

Novo Nordisk Form 20-F 2024

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

Novo Nordisk Form 20-F 2024

ITEM 10 ADDITIONAL INFORMATION
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

U.S. Taxation
The following summary outlines certain U.S. federal income tax consequences for U.S. Holders (defined below) of owning and disposing of ADRs or B shares. A ‘U.S. Holder’ is a person that, for U.S. federal income tax purposes, is a beneficial owner of ADRs or B shares that is eligible for the benefits of the Current Convention and is (i) a citizen or individual resident of the United States, (ii) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any state therein or the District of Columbia, or (iii) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source. This discussion applies only to a U.S. Holder that holds ADRs or B shares as capital assets for U.S. tax purposes and does not apply to persons that own or are deemed to own ADRs or common shares representing 10% or more of the voting power or value of Novo Nordisk. In addition, this discussion does not describe all of the tax consequences or potentially different tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including tax consequences applicable to U.S. Holders subject to special rules, such as certain financial institutions, entities classified as partnerships for U.S. federal income tax purposes, persons subject to the provisions of the U.S. Internal Revenue Code and Treasury regulations thereunder commonly known as the Medicare contribution tax, persons subject to any minimum tax, or persons holding ADRs or B shares in connection with a trade or business conducted outside of the United States. This discussion is based, in part, on certain representations by the Depositary and assumes that each obligation under the deposit agreement will be performed in accordance with its terms. This discussion assumes that the Company is not, and will not become, a passive foreign investment company for U.S. federal income tax purposes.

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

Subject to applicable limitations under U.S. federal income tax law, a U.S. Holder may be eligible to credit against its U.S. federal income tax liability Danish taxes withheld from dividends on ADRs or B shares at a rate not exceeding the applicable rate under the

Novo Nordisk Form 20-F 2024

ITEM 10 ADDITIONAL INFORMATION
Current Convention. Danish taxes withheld in excess of the applicable rate under the Current Convention will not be eligible for credit against a U.S. Holder’s federal income tax liability. The rules governing foreign tax credits are complex and, therefore, U.S. Holders should consult their tax advisers regarding the availability of foreign tax credits in their particular circumstances. Alternatively, subject to applicable limitations, U.S. Holders may elect to deduct Danish taxes withheld from dividend payments. An election to deduct non-U.S. taxes instead of claiming a foreign tax credit applies to all otherwise creditable non-U.S. taxes paid or accrued in the taxable year.

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

Certain U.S. Holders who are individuals (and certain specified entities) may be required to report information relating to securities issued by a non-U.S. person or non U.S. accounts through which such securities are held, subject to certain exceptions (including an exception for securities held in accounts maintained by U.S. financial institutions). U.S. Holders should consult their tax advisers regarding their possible reporting obligations with respect to the ADRs or B shares.

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

Copies of this Form 20-F as well as our Annual Report 2024, Annual Report 2023 and Remuneration Report 2024 can be downloaded from the investors page at novonordisk.com. The contents of this website are not incorporated by reference into this Form 20-F. This Form 20-F is also filed and can be viewed via EDGAR on www.sec.gov.

I. SUBSIDIARY INFORMATION
Not applicable.

ITEM 11    QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

Financial exposure and financial risk management
For a description and discussion of the Company’s foreign exchange risk management, interest rate risk management, liquidity risk management and credit risk management, reference is made to Note 4.4 ‘Financial risks’ in the consolidated financial statements and the section ‘Risks’ on pages 38-40 of our Annual Report 2024.

Novo Nordisk Form 20-F 2024

ITEM 12 DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Sensitivity analysis
When conducting a sensitivity analysis, the Group assesses the change in fair value on the market-sensitive instruments following hypothetical changes in market rates and prices. The rates used to mark-to-market the instruments are market data as of December 31, 2024.

Interest rate sensitivity analysis
For information on Interest rate sensitivity analysis in the financial year of 2024, reference is made to Note 4.4 ‘Financial risks’ in the consolidated financial statements in our Annual Report 2024.

Foreign exchange sensitivity analysis
For information on Foreign exchange sensitivity analysis in the financial year of 2024, reference is made to Note 4.4 ‘Financial risks’ in the consolidated financial statements and the section ‘Risks’ on pages 38-40 of our Annual Report 2024.

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

For the calendar year 2024, Novo Nordisk received a payment of USD 13,575,585 under the terms of its revenue sharing arrangement with JPMorgan Chase Bank, N.A.

Novo Nordisk Form 20-F 2024

ITEM 13 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
PART II

ITEM 13    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

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

Novo Nordisk Management, including the chief executive officer and chief financial officer, evaluated the Company’s disclosure controls and procedures as of December 31, 2024. Based on this evaluation, the Company’s chief executive officer and chief financial officer concluded that as of December 31, 2024, the Company’s disclosure controls and procedures were effective at the reasonable assurance level.

In designing and evaluating the disclosure controls and procedures, Management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

Report of Novo Nordisk Management on Internal Control over Financial Reporting
Novo Nordisk’s Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the chief executive officer and chief financial officer, and effected by the Company’s Board of Directors, Management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Novo Nordisk Management, including the chief executive officer and chief financial officer, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2024, using the criteria established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (‘COSO’). Based on this assessment, Novo Nordisk Management, including the chief executive officer and chief financial officer, concluded that, as of December 31, 2024, the Novo Nordisk Group’s internal control over financial reporting was effective based on criteria stated in Internal Control – Integrated Framework (2013) issued by the COSO.

The Company’s 2024 acquisition of three former Catalent, Inc. fill-finish sites has been excluded from the scope of management’s assessment and conclusion on internal control over financial reporting as of December 31, 2024, as the acquisition was completed on December 18, 2024. The acquisition is included in the 2024 consolidated financial statements in our Annual Report 2024 and in the aggregate represents 17% of total assets as of December 31, 2024, and less than 1% of net profit for the year ended December 31, 2024.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2024 has been audited by Deloitte, Statsautoriseret Revisionspartnerselskab, Denmark, an independent registered public accounting firm, as stated in their report which appears on pages 33-35 of this Form 20-F.

Novo Nordisk Form 20-F 2024

ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERTS
Changes in internal controls over financial reporting
There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A    AUDIT COMMITTEE FINANCIAL EXPERT

The Audit Committee is comprised of five members elected by the Board of Directors. One member is designated as chair, and two members, Laurence Debroux (the chair) and Henrik Poulsen, are designated as Audit Committee financial experts as defined by the SEC.

Three members qualify as independent as defined by the SEC and two members rely on an exemption. See item 16D below. The chair, Laurence Debroux is independent as defined by the SEC.

Reference is made to pages 42-44 of our Annual Report 2024 for the name, position and experience for the members of the Audit Committee.

ITEM 16B    CODE OF ETHICS

Novo Nordisk has a vision and a set of essentials named the Novo Nordisk Way. The Novo Nordisk Way describes who Novo Nordisk as a company is, where Novo Nordisk wants to go and how its employees work. The Novo Nordisk Way is principle-based and describes corporate essentials and the required values and mindset of employees on business conduct and ethics including a number of the topics required by the Sarbanes–Oxley Act and the NYSE Listed Company Manual. In addition to the Novo Nordisk Way, a number of guidelines are in place including OneCode, which serves as a single resource for the principles that guide how Novo Nordisk operates, including business ethics. The Novo Nordisk Way and OneCode apply to all employees of Novo Nordisk including the chief executive officer and chief financial officer, as well as the Board of Directors.

The Novo Nordisk Way and OneCode may be found on our website at novonordisk.com (the contents of the website are not incorporated by reference into this Form 20-F).

ITEM 16C    PRINCIPAL ACCOUNTANT FEES AND SERVICES

Reference is made to Note 5.5 ‘Fee to statutory auditors’ in the consolidated financial statements in our Annual Report 2024 regarding fees paid to our statutory auditors.

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

Audit-Related Fees
Fees for audit-related services consist of fees incurred for assurance and related services provided by the independent auditor but not restricted to those that can only be provided by the auditor signing the audit report. This includes, amongst others, the assurance provided on the Company’s Sustainability statement included in the Annual Report 2024 and also includes work concerning interpretation of financial accounting reporting standards.

Tax Fees
Fees for tax advisory services include fees incurred for tax compliance services, tax consultations and assistance in connection with tax audits and appeals and transfer pricing.

Other Fees
Fees for other services includes consultancy services pertaining to digital initiatives within Novo Nordisk’s Development function, consultancy costs associated with IT cost controlling in the Product Supply organization and other permissible services not included in the categories above.

Novo Nordisk Form 20-F 2024

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

Henrik Poulsen is a member of the Board of Directors of the controlling shareholder Novo Holdings A/S. Accordingly, his service on the Audit Committee is permissible pursuant to the exemption from the independence requirements provided for by paragraph (b)(1)(iv)(B) of Rule 10A-3.

Mette Bøjer Jensen is a current employee of Novo Nordisk A/S who has been elected to the Board of Directors by the employees pursuant to the Danish Companies Act (in Danish: "Selskabsloven"). The Danish Companies Act requires any limited liability company with more than 35 employees on average over a three-year period to organize a vote in which the employees are entitled to decide whether they would like employee representation on the Board of Directors. Mette Bøjer Jensen is not an executive officer of Novo Nordisk. Accordingly, her service on the Audit Committee is permissible pursuant to the exemption from the independence requirements provided for by paragraph (b)(1)(iv)(C) of Rule 10A-3.

Novo Nordisk does not believe the reliance on such exemptions would materially adversely affect the ability of the Audit Committee to act independently and to satisfy the other requirements of the Rule 10A-3.

ITEM 16E    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

	Total Number of Shares Purchased (a)*	Average Price Paid per Share in DKK (b)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (c)	Maximum Approximate Value of Shares that may yet be purchased under the Plans or Programs in DKK (d)
2023 repurchase program
Status year end 2023**	47,815,778	594.60	47,815,778	1,568,754,498
January 1-31, 2024	2,166,000	724.26	49,981,778	8,789
Total***	49,981,778	600.22	49,981,778	8,789

2024 repurchase program**				20,000,000,000
February 1-29, 2024	781,000	836.86	781,000	19,346,410,086
March 1-31, 2024	769,500	890.99	1,550,500	18,660,790,574
April 1-30, 2024	872,500	871.89	2,423,000	17,900,066,453
May 1-31, 2024	6,943,795	864.90	9,366,795	11,894,350,842
June 1-30, 2024	694,830	982.57	10,061,625	11,211,629,830
July 1-31, 2024	882,493	941.45	10,944,118	10,380,808,841
August 1-31, 2024	867,195	899.87	11,811,313	9,600,449,351
September 1-30, 2024	901,871	881.35	12,713,184	8,805,584,138
October 1-31, 2024	1,078,964	794.27	13,792,148	7,948,597,474
November 1-30, 2024	7,634,956	748.90	21,427,104	2,230,780,156
December 1-31, 2024	1,087,870	774.82	22,514,974	1,387,874,200
Total	22,514,974	826.66	22,514,974	1,387,874,200
*) All shares purchased through a publicly announced program.
**) Shares purchased under 2023 repurchase program during 2023.
***) As of January 31, 2024, Novo Nordisk had since February 1, 2023, repurchased a total of 49,981,778 B shares equal to a transaction value of DKK 30 billion. The DKK 30 billion share repurchase program first announced as DKK 28 billion on February 1, 2023, and later increased to DKK 30 billion in total, was thereby concluded.

Novo Nordisk Form 20-F 2024

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

Under this authorization, a share repurchase program for 2023 of DKK 30 billion initiated in February 2023, was completed in January 2024. A new share repurchase program for 2024 of DKK 20 billion initiated in February 2024 was completed in January 2025. The shares have been purchased through a bank directly in the market or directly from Novo Holding A/S.

Column (a) shows shares Novo Nordisk purchased as part of our share repurchase program initiated in February 2023 (completed in January 2024) and our share repurchase program initiated in February 2024.

Notes to columns (c) and (d)
In order to maintain capital structure flexibility, the Board of Directors intends to propose at the annual general meeting on March 27, 2025, a reduction in the B share capital, by cancellation of 45 million shares (nominal value DKK 0.10) of current treasury B shares, to DKK 339,012,800. This would correspond to a 1.3% reduction of the total share capital.

ITEM 16F CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G    CORPORATE GOVERNANCE

Novo Nordisk A/S is a public limited company incorporated under the laws of Denmark. Novo Nordisk’s B-shares are admitted to trading and listing on Nasdaq Copenhagen A/S. Novo Nordisk A/S is therefore subject to the Danish Corporate Governance Recommendations issued by the Danish Committee on Corporate Governance in December 2020, which are implemented by Nasdaq Copenhagen A/S in the Nordic Main Market Rulebook for Issuer of Shares.

Further, Novo Nordisk A/S has ADRs listed on NYSE and is therefore required to comply with certain U.S. securities laws and regulations, including the Sarbanes-Oxley Act, and the NYSE Corporate Governance Standards (the “NYSE Standards”) applicable to listed companies as described in the NYSE Listed Company Manual’s Section 303A. As a Foreign Private Issuer ("FPI"), Novo Nordisk A/S is permitted to follow the corporate governance practice of its home country in lieu of certain provisions of the NYSE Standards.

Novo Nordisk A/S complies with the requirements of the SEC and NYSE except that Novo Nordisk, pursuant to section 303A.00 of the NYSE Listed Company Manual, is not obliged to comply with Sections 303A.01 (majority independent directors), 303A.04 (nominating/corporate governance committee) and 303A.05 (compensation committee) of the NYSE Listed Company Manual because Novo Nordisk A/S is a “controlled company” (a listed company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company).

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

Under the Danish Corporate Governance Recommendations, at least half of the shareholder-elected members of the Board of Directors, i.e. excluding any employee-elected members of the Board of Directors, should be independent. Employees are entitled to be represented by half of the total number of the shareholder-elected members of the Board of Directors.

Novo Nordisk Form 20-F 2024

ITEM 16G CORPORATE GOVERNANCE
In accordance with the NYSE Standards, a director is not deemed independent if the director is, or has been within the last three years, an employee of the listed company, or an immediate family member is, or has been within the last three years, an executive officer, of the listed company. For the purposes of the independence standards, Section 303A.02 defines ‘listed company’ as including ‘any parent or subsidiary in a consolidated group with the listed company or such other company as is relevant to any determination under the independence standards set forth in this Section 303A.02(b)’.

In accordance with the requirements of the Danish Companies Act, four employees have been elected as members of the Board of Directors by the employees of Novo Nordisk A/S. In addition, one member of the Board of Directors serves as chief executive officer of Novo Holdings A/S. No other member of the Board of Directors or their immediate family members have within the last three years been an employee or executive of Novo Nordisk A/S or any parent or subsidiary in a consolidated group with Novo Nordisk A/S. In 2024, Novo Nordisk made a payment to Novo Holdings A/S, corresponding to a certain asset purchase, which exceeded the applicable amount under Section 303A.02(b)(v).

As permitted by the NYSE standards applicable to FPIs and in accordance with Danish law and practice, the Board of Directors generally determines whether its members qualify as independent under the Danish Corporate Governance Recommendations. The Board of Directors has also determined whether each member of the Audit Committee, qualifies as independent under Rule 10A-3 in the Securities Exchange Act. Such determination is disclosed in the Annual Report 2024. Further, the Annual Report 2024 provides detailed and individual information regarding the members of the Board of Directors, but it does not explicitly identify which Board members the Board of Directors considers independent under the NYSE Standards.

The Audit Committee
Under Section 303A.06 of the NYSE Standards, the Audit Committee of a listed company must be composed entirely of independent directors as set out in Section 303A.02 and, in the absence of an applicable exemption, Rule 10A-3(b)(1). The members of the Audit Committee are appointed at a Board meeting held immediately following the annual general meeting. The Audit Committee has five members, three of whom are considered independent under Rule 10A-3.

One Audit Committee member is a member of the board of directors of the controlling shareholder, Novo Holdings A/S and is exempt from the independence requirements provided for by paragraph (b)(1)(iv)(B) of Rule 10A-3 and one Audit Committee member is an employee-elected member of the Board of Directors and is exempt from the independence requirements provided for by paragraph (b)(1)(iv)(C) of Rule 10A-3. See Item 16D above for further details.

Further, the Audit Committee is, among other things, responsible for oversight of and reporting to the Board of Directors on the matters specified under the NYSE Standards, including those matters set out in paragraphs (b) (2), (3), (4) and (5) of Rule 10A-3, except that with respect to legal and regulatory requirements the Audit Committee’s oversight responsibility only includes oversight of compliance as such requirements relate to business ethics compliance, financial and sustainability reporting.

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

As a controlled company, Novo Nordisk A/S is exempt from the requirement to establish a compensation committee. The Board of Directors has, however, established a Remuneration Committee. The members of the Remuneration Committee are appointed at a Board meeting held immediately following the annual general meeting. When appointing the members, the Board of Directors considers relevant factors to determine whether any member of the Remuneration Committee has a relationship to Novo Nordisk that would materially affect the member’s ability to exercise judgment independent from management. The Danish Corporate Governance Recommendations recommend that a majority of the members of a board committee should qualify as independent. Under the Danish Corporate Governance Recommendations, half of the members of the Remuneration Committee are considered independent, as opposed to the majority as recommended. This is to allow for representation from both employee-elected member of the Board of Directors and members of the Board of Directors representing the controlling shareholder, while maintaining an operational structure comprising relatively few members. The composition of the Remuneration Committee thus deviates from the Danish Corporate Governance Recommendations with respect to the recommendation on independence in board committees. However, as Novo Nordisk A/S explains its chosen approach, Novo Nordisk A/S is considered as in compliance with the recommendation by the Danish Corporate Governance Recommendations.

Novo Nordisk Form 20-F 2024

ITEM 16H MINE SAFETY DISCLOSURE
The People & Governance Committee (previously the Nomination Committee)
Under the NYSE Standards listed companies must have a nominating/corporate governance committee composed entirely of independent directors. As a controlled company, Novo Nordisk A/S is exempt from the requirement. The Board of Directors has, however, established a People & Governance Committee and the members of the People & Governance Committee are appointed at a Board meeting held immediately following the annual general meeting. The Danish Corporate Governance Recommendations recommend that a majority of the members of a board committee should qualify as independent. Under the Danish Corporate Governance Recommendations, half of the members of the People & Governance Committee are considered independent, as opposed to the majority as recommended. This is to allow for representation from both employee-elected members of the Board of Directors and members of the Board of Directors representing the controlling shareholder, while maintaining an operational structure comprising relatively few members. The composition of the People & Governance Committee thus deviates from the Danish Corporate Governance Recommendations with respect to the recommendation on independence in board committees. However, as Novo Nordisk A/S explains its chosen approach, Novo Nordisk A/S is considered as in compliance with the recommendation by the Danish Corporate Governance Recommendations.

Equity-compensation plans
Under Section 303A.08 of the NYSE Standards, shareholders must be given the opportunity to vote on all equity compensation plans and material revisions thereto, with certain limited exceptions. The Remuneration Policy adopted by the annual general meeting describes remuneration of the members of the Board of Directors and Executive Management. Adjustments to the policy were most recently adopted by the annual general meeting in March 2024 to adjust the remuneration of the Board of the Directors. The Remuneration Policy applies to Board of Directors’ and Executive Management’s remuneration in relation to the calendar year 2024 onwards. All incentive programs offered to the members of Board of Directors and/or Executive Management shall comply with the framework set out in the Remuneration Policy. However, under Danish law, the practice of voting on equity compensation plans is not contemplated and accordingly, equity compensation plans are only subject to shareholder approval if they result in the issuance of new shares (and not if treasury shares are used).

Code of business conduct and ethics
Under Section 303A.10 of the NYSE Standards, listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. As permitted by the NYSE standards applicable to FPIs and in accordance with Danish law and practice, maintains a framework of rules and guidelines, including but not limited to the Novo Nordisk Way and OneCode, which serve as the principles guiding how the company and individual employees act, and the supporting Ethics Navigator, which describe corporate values and Novo Nordisk’s expectations for the standard of business conduct and ethics expected of its directors, officers, employees and business partners acting on behalf of Novo Nordisk as Third Party Representatives. Every topic mentioned in the NYSE Listed Company Manual is either specifically addressed in this framework of rules and guidelines, or routinely included in Novo Nordisk’s employment contracts. See Item 16B. While certain topics mentioned in the NYSE Listed Company Manual are addressed in this framework of rules and guidelines, others are not specifically addressed.

CEO certification
Under Section 303A.12(a) of the NYSE Standards, each listed company's chief executive officer must certify to the NYSE each year that he or she is not aware of any violation by the listed company of NYSE Standards, qualifying the certification to the extent necessary. As permitted by the NYSE standards applicable to FPIs and in accordance with Danish law and practice (which do not contemplate such certifications), Novo Nordisk does not submit such certifications.

ITEM 16H    MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I    DISCLOSURES REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J    INSIDER TRADING POLICIES

Novo Nordisk has adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management and covered employees designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to Novo Nordisk. The key policies and procedures, which are filed as Exhibit 11.1 to this Form 20-F., are comprised of the following:

Novo Nordisk Form 20-F 2024

ITEM 16I DISCLOSURES REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
•Internal Rules on Insiders' Trading in Shares and Bonds (Insider Rules)
•Internal Rules on Notification of Trading in Shares Made by Board Members and Executives (PDMR notification rules)
•Internal Rules Trading in Own Shares and Bonds
•Terms and Definitions regarding Material News and Insiders’ Trading

Novo Nordisk monitors inside information as defined under the EU Market Abuse Regulation 2014/596 (“MAR”) as part of our compliance with MAR and as part of our disclosure controls and procedures, and imposes restrictions on trading in our own securities when we have undisclosed inside information. Novo Nordisk also refrains from trading in our own securities during our regular closed periods.

ITEM 16K    CYBERSECURITY

Cybersecurity risk management, strategy and governance
The cybersecurity governance and programme are defined in a charter approved by executive management, which is anchored in a risk-based approach based on industry standards to balance the level of cybersecurity against the risks to Novo Nordisk.

At Novo Nordisk, cybersecurity risk management is an integral part of our enterprise risk management framework defined in our information security framework. The framework aligns with industry best practice covering IT infrastructure, IT systems, and third-party service providers, and includes steps for identifying and assessing the severity of a cybersecurity threat, evaluating the potential business impact, implementing countermeasures and mitigation strategies, and informing executive management of material cybersecurity threats and incidents. Risks are consolidated across business areas and integrated into the enterprise risk management framework, where the likelihood and impact of cybersecurity risk scenarios are evaluated for risk treatment by executive management and reported to the Board of Directors. The cybersecurity risk management programme is validated through peer-benchmarked maturity assessments, external technical assessments of the core infrastructure, key applications and operational processes, as well as group internal audit evaluations of the cross-organisational controls implementation.

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

Novo Nordisk cybersecurity programmes and teams are under the direction of our Chief Information Security Officer (CISO) in alignment with the strategic direction set by executive management. Novo Nordisk CISO is an experienced information security officer, who holds multiple industry certifications such as Certified Information Systems Security Professional (CISSP) and Certified Information Security Manager® (CISM). Our teams are comprised of certified and experienced information systems security professionals and information security managers.

Novo Nordisk cybersecurity teams monitor, detect, contain, respond to and report upon cybersecurity threats, events, and incidents in collaboration with specialised third-party service providers. This covers processes for handling major cybersecurity incidents, which is integrated into the corporate crisis management framework for management of large-scale cyber events. Management, including the CISO and our cybersecurity teams, regularly reports on cybersecurity to various organisational levels including submitting regular reports to the Audit Committee and Board of Directors.

In 2024, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see 'Risk Factors—The potential risk on our business as a result of cybersecurity breaches' under Item 3.D.

Novo Nordisk Form 20-F 2024

ITEM 17 FINANCIAL STATEMENTS
PART III

ITEM 17    FINANCIAL STATEMENTS

See response to Item 18.

ITEM 18    FINANCIAL STATEMENTS

The financial statements required by this item accompany this annual report in the form of our Annual Report 2024 (see Item 19).

Reconciliation of non-IFRS financial measures
In the Financial statements, Novo Nordisk discloses certain financial measures of the Group’s financial performance, financial position and cash flows that reflect adjustments to the most directly comparable measures calculated and presented in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board. The inclusion of non-IFRS measures has been expressly permitted by the Danish Business Authority and thereby exempted from the prohibition in Item 10(e)(1)(ii)(C) of Regulation S-K. However, these non-IFRS financial measures may not be defined and calculated by other companies in the same manner and may thus not be comparable with such measures.

The non-IFRS financial measures presented in our Annual Report 2024 are:
•Sales at constant exchange rates;
•Operating profit at constant exchange rates;
•'Net profit’, adjusted for 'income taxes', 'financial items', 'depreciation and amortisation' and 'impairment losses and reversals' (EBITDA) and EBITDA at constant exchange rates;
•Return on invested capital (ROIC);
•Free cash flow; and
•Cash to earnings.

Reference is made to the section ‘Non-IFRS financial measures’ on pages 134-137 in our Annual Report 2024.

Novo Nordisk Form 20-F 2024

ITEM 18 FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Novo Nordisk A/S

Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Novo Nordisk A/S and its subsidiaries (the "Company" or “Novo Nordisk”) as of December 31, 2024 and 2023, the related consolidated income statements, statements of comprehensive income, equity statements and cash flow statements for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

As described in the Report of Novo Nordisk Management on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting the acquired Catalent Fill-finish Sites, which were acquired on December 18, 2024, and whose total assets represent approximately 17% and total net profit represents less than 1% of the consolidated financial statement amounts of the Company as of and for the year ended December 31, 2024. Accordingly, our audit did not include the internal control over financial reporting at Catalent Fill-finish Sites.

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

Novo Nordisk Form 20-F 2024

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

US sales rebates – Refer to notes 2.1 and 3.5 to the financial statements

Critical Audit Matter Description

In the United States (US), sales rebates are paid in connection with public healthcare insurance programs, namely Medicare and Medicaid, as well as rebates to pharmacy benefit managers and managed healthcare plans. In January 2021, the Company changed its policy in the US related to the 340B Drug Pricing Program, whereby Novo Nordisk no longer provides 340B statutory discounts to certain pharmacies that contract with covered entities participating in the 340B Drug Pricing Program. Novo Nordisk has only recognized revenue related to the 340B Drug Pricing Program to the extent that it is highly probable that its inclusion will not result in a significant revenue reversal in the future. When sales are recognized, Novo Nordisk also records provisions for the expected value of the sales deductions (variable consideration) at the time the related sales are recorded.

We identified the US sales rebates, including provisions related to the 340B Drug Pricing Program, as a critical audit matter due to the significant measurement uncertainty involved in developing these provisions, as the provisions are based on legal interpretations of applicable laws and regulations, historical claims experience, payer channel mix, current contract prices, unbilled claims, claims submission time lags and inventory levels in the distribution channel. In addition, significant judgments are involved in determining whether a significant reversal in the amount of cumulative revenue recognized will not occur. This led to a high degree of auditor judgment and an increased extent of effort and subjectivity in applying procedures relating to these provisions.

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

Acquisition of Catalent Fill-finish Sites – Refer to notes 3.1 and 5.3 to the financial statements

Critical Audit Matter Description

On December 18, 2024, Novo Nordisk acquired fill-finish sites from Novo Holdings A/S for a purchase price of USD 11.7 billion (DKK 82.1 billion). The Company accounted for the acquisition as a business combination and, accordingly, has performed procedures to identify all assets and liabilities and allocated the purchase price to the assets acquired and liabilities assumed based on their respective estimated fair values as of the date of acquisition. Intangible assets acquired primarily included know-how. The excess of the purchase consideration over the fair value of identifiable assets acquired and liabilities assumed was recorded as goodwill.

Novo Nordisk Form 20-F 2024

ITEM 18 FINANCIAL STATEMENTS
We identified the recognition of a separably identifiable know-how intangible asset and the valuation approach applied in valuing such an asset as a critical audit matter due to the high level of complexity and management judgement involved. This led to a high degree of auditor judgment and an increased extent of effort in applying procedures relating to these significant estimates and judgement.

How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the acquisition included the following, among others:

•We assessed the appropriateness of the recognition of a separably identifiable know-how intangible asset in relation to the recognition criteria in IFRS 3, Business Combinations and IAS 38, Intangible Assets.
•Due to the complexity and significance of the matter, we also consulted with IFRS technical accounting specialists regarding the appropriateness of management's conclusion that such know-how fulfills the separability criteria in IAS 38, Intangible Assets and thus can be recognized as an intangible asset.
•With the assistance of our fair value specialists, we evaluated the appropriateness of the valuation approach and methodology used in determining the fair value of the know-how intangible asset.
•We tested the effectiveness of internal controls over the business combination.
•We assessed the knowledge, skills, abilities, and objectivity of management’s experts used in determining the appropriateness of recognition of a separable intangible asset and the determination of the appropriate method by which to value such assets and evaluated the work performed.

/s/ Deloitte Statsautoriseret Revisionspartnerselskab
Copenhagen, Denmark
February 5, 2025
We have served as the Company’s auditor since 2021.

Novo Nordisk Form 20-F 2024

ITEM 19 EXHIBITS
ITEM 19    EXHIBITS

A. ANNUAL REPORT
The following pages from our Annual Report 2024 (see Exhibit 15.1) are incorporated by reference into this Form 20-F. The content of websites, scientific articles and other sources referenced on these pages are not incorporated by reference into this Form 20-F.

Page(s) in our Annual Report
Management Discussion and Analysis
Introducing Novo Nordisk	4-10
Strategic Aspirations	11-37
Corporate Governance	16
Pipeline overview	23
2024 performance and 2025 outlook	32-37
Shares and capital structure	36-37
Risks	38-40
Board of Directors	42-44
Executive Management	45

Consolidated Financial Statements
Consolidated Income statement and Statement of comprehensive income for the years ended 31 December 2024, 2023 and 2022	102
Consolidated Cash flow statement for the years ended 31 December 2024, 2023 and 2022	103
Consolidated Balance sheet at 31 December 2024 and 2023	104
Consolidated Equity statement at 31 December 2024, 2023 and 2022	105
Notes to the Consolidated financial statements	106-133
Companies in the Novo Nordisk Group	133

B. REMUNERATION REPORT
The following pages from our Remuneration Report 2024 (see Exhibit 15.3) are incorporated by reference into this Form 20-F. The content of websites, scientific articles and other sources referenced on these pages are not incorporated by reference into this Form 20-F.

Page(s) in the Remuneration Report
2.1 Key developments in Board remuneration in 2024	4
2.2 Remuneration composition	4-5
2.4 Board and committee fee levels 2024	6
2.5 Board remuneration 2024	7
2.6 Shareholdings of Board Members	7
3.1 Key developments in executive remuneration 2024	8
3.2 Remuneration composition	8-10
3.4 Executive remuneration in 2024	12
3.5 Short-term incentive programme 2024	13-15
3.7 Long-term incentive programme 2022	17
3.8 Long-term incentive programmes 2023 and 2024	18
3.9 Shareholdings of Executive Management	19

Novo Nordisk Form 20-F 2024

ITEM 19 EXHIBITS
C. EXHIBITS
List of exhibits:

Exhibit No.	Description	Method of filing

1.1	Articles of Association of Novo Nordisk A/S	Incorporated by reference to the Registrant’s Report furnished to the SEC on Form 6-K on March 25, 2024.

2.1	Description of the rights of American Depositary Shares registered under Section 12 of the Securities Exchange Act of 1934	Filed together with this Form 20-F 2024.

2.2	Description of the rights of B Shares registered under Section 12 of the Securities Exchange Act of 1934	Filed together with this Form 20-F 2024.

8.1	Companies in the Novo Nordisk Group	Incorporated by reference to page 133 of the Annual Report 2024, filed as Exhibit 15.1 to this Form 20-F 2024.

11.1	Insider Trading Policies	Filed together with this Form 20-F 2024.

12.1	Certification of Lars Fruergaard Jørgensen, president and chief executive officer of Novo Nordisk, pursuant to Section 302 of the Sarbanes–Oxley Act of 2002.	Filed together with this Form 20-F 2024.

12.2	Certification of Karsten Munk Knudsen, executive vice president and chief financial officer of Novo Nordisk, pursuant to Section 302 of the Sarbanes–Oxley Act of 2002.	Filed together with this Form 20-F 2024.

13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes–Oxley Act of 2002.	Filed together with this Form 20-F 2024.

15.1	The Registrant's Annual Report for the fiscal year ended December 31, 2024.	Filed together with this Form 20-F 2024. Certain of the information included within Exhibit 15.1, which is provided pursuant to Rule 12b-23(a)(3) of the Securities Exchange Act of 1934, as amended, is incorporated by reference in this Form 20-F, as specified elsewhere in this Form 20-F. With the exception of the items and pages so specified, Exhibit 15.1 is not deemed to be filed as part of this Form 20-F.

15.2	Consent of independent registered public accounting firm.	Filed together with this Form 20-F 2024.

15.3	The Registrant's Remuneration Report for the fiscal year ended December 31, 2024.	Incorporated by reference to the portions of the Registrant’s Report furnished to the SEC on Form 6-K on February 5, 2025 identified in Item 19.B of this Form 20-F.

97	Compensation Recovery Policy	Filed together with this Form 20-F 2024.

EX-101.SCH	XBRL Taxonomy Extension Schema Document	Filed together with this Form 20-F 2024.

EX-101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document	Filed together with this Form 20-F 2024.

EX-101.DEF	XBRL Taxonomy Extension Definition Linkbase Document	Filed together with this Form 20-F 2024.

EX-101.LAB	XBRL Taxonomy Extension Labels Linkbase Document	Filed together with this Form 20-F 2024.

EX-101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document	Filed together with this Form 20-F 2024.

Novo Nordisk Form 20-F 2024

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
Dated: February 5, 2025

Novo Nordisk Form 20-F 2024