Form 20-F
period 2025-12-31
NOVO NORDISK A S
filed 2026-02-04
CIK 353278

        UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
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

Novo Nordisk Form 20-F 2025

INTRODUCTION
INTRODUCTION
In this Form 20-F the terms ‘the Company’, ‘Novo Nordisk’ and ‘the Group’ refer to the parent company Novo Nordisk A/S together with its consolidated subsidiaries. The term ‘Novo Nordisk A/S’ is used when addressing matters specifically related to this legal entity.

Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, certain information for the 2025 Form 20-F of Novo Nordisk A/S set out herein is being incorporated by reference from the Company's statutory Annual Report 2025, including the consolidated financial statements of Novo Nordisk A/S (hereafter the “Annual Report 2025”) and the Company’s Remuneration Report 2025 as specified elsewhere in this Form 20-F (with the exception of the items and pages so specified, the Annual Report 2025 and Remuneration Report 2025 are not deemed to be filed as part of this Form 20-F). Therefore, the information in this Form 20-F should be read in conjunction with the Annual Report 2025 and the Remuneration Report 2025 (see Exhibits 15.1 and 15.3, respectively)

Forward-looking statements
The information set forth in this Form 20-F and in the items and pages so specified as incorporated herein by reference to Novo Nordisk's statutory Annual Report 2025, contains certain forward-looking statements as the term is defined in the US Private Securities Litigation Reform Act of 1995.

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

Factors that may affect future results include, but are not limited to, global as well as local political, economic and environmental conditions, such as interest rate and currency exchange rate fluctuations or climate change, delay or failure of projects related to research and/or development, unplanned loss of patents, interruptions of supplies and production, including as a result of interruptions or delays affecting supply chains on which Novo Nordisk relies, shortages of supplies, including energy supplies, product recalls, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk’s products, introduction of competing products and compounding, reliance on information technology including the risk of cybersecurity breaches, Novo Nordisk’s ability to successfully market current and new products, exposure to product liability and legal proceedings and investigations, changes in governmental laws and related interpretation thereof, including on reimbursement, intellectual property protection and regulatory controls on testing, approval, manufacturing and marketing, and taxation changes, including changes in tariffs and duties, perceived or actual failure to adhere to ethical marketing practices, investments in and divestitures of domestic and foreign companies, unexpected growth in costs and expenses, strikes and other labour market disputes, failure to recruit and retain the right employees, failure to maintain a culture of compliance, epidemics, pandemics or other public health crises, effects of domestic or international crises, civil unrest, war or other conflict, and factors related to the foregoing matters and other factors not specifically identified herein.

For an overview of some, but not all, of the risks that could adversely affect Novo Nordisk's results or the accuracy of forward-looking statements in this document, reference is made to the overview of risk factors in "Risk management" on pages 41-42 of our Annual Report 2025.

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

Novo Nordisk Form 20-F 2025

ITEM 1 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
PART I

ITEM 1        IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.

ITEM 2        OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.

ITEM 3        KEY INFORMATION
A. [RESERVED]

B. CAPITALISATION AND INDEBTEDNESS
Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS
Not applicable.

D. RISK FACTORS
For information on risk factors, reference is made to ‘Risk management’ on pages 41-42 of our Annual Report 2025, excluding the section ‘Mitigating actions’ on page 42. Outlined in greater detail below, we are subject to cybersecurity risks and the risk related to climate change.

The potential risk on our business as a result of cybersecurity breaches
We rely on our IT systems to protect our intellectual property, business confidential information, and personal data. Therefore, disruption as a result of cybersecurity breaches could negatively impact the Company’s business and operations or financial results.

IT systems act as the foundation of our operations. They support processes in research & development, manufacturing, sales and supply, and business administration. As we are a global company, the size and complexity of our IT systems are significant, and our IT infrastructure and networks are spread across the geographic regions in which we operate. The dedicated cybersecurity teams who operate our global IT security infrastructure may be unable to respond sufficiently to the threats facing us or may fail to prevent service interruptions or security breaches resulting from attacks by malicious third parties. Many of these cyber threats have the potential to cause significant downtime of critical IT systems or the unintended disclosure of confidential information and personal data. Although we have not previously experienced material losses as a result of such incidents, we cannot guarantee that we will be able to prevent similar incidents from occurring or adversely affecting our business in the future.

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

Many third-party vendors provide support services in relation to our business processes and require access to sensitive information (including personal data) in the course of their work. Such vendors could themselves be susceptible to cybersecurity or personal data breaches. Any unauthorised access, disclosure, or other loss of personal data could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and significant regulatory penalties, disrupt the Company’s operations and damage the Company’s reputation.

The potential risk on our business as a result of failure to meet regulatory or ethical expectations on environmental impact, including climate change
At Novo Nordisk, material environmental risks, including material risks related to climate and water are identified and assessed through our enterprise risk management process. For climate, short- and medium-term climate risks are assessed across business areas, while long-term risks are assessed as part of our company-wide strategic risk identification process. The risk assessment includes an annual natural hazards risk rating of production sites, as well as for the majority of our suppliers for whom we have determined the location. Risk ratings are assessed related to parameters like natural events, including flooding, earthquakes, high-

Novo Nordisk Form 20-F 2025

ITEM 3 KEY INFORMATION

speed winds, tornados, hailstorms, and lightning. The risk assessment serves to provide input for risk mitigation and consequently prioritise actions to prevent or minimise the impact of supply disruptions on manufacturing.
Novo Nordisk’s main production facilities are in Denmark and the United States. In Denmark the risk of natural events is assessed lower, whereas our production facilities in North Carolina, United States are exposed to extreme weather conditions such as tornadoes and hurricanes, and our production site in Indiana, United States is exposed to a higher risk of tornadoes and subsequent rainfall and lightening. The Company also has other production facilities in countries that are at greater risk of natural disasters. For example, our production facility in Koriyama, Japan is exposed to a higher risk of earthquakes, and our production facility in Tianjin, China is located in an area prone to storm surges due to rising sea levels.
Climate related transition risks were evaluated in 2024 using an Integrated Assessment Model (IAM). The IAM captures sector- and region-specific macroeconomic shifts, energy supply, raw materials pricing, labour costs and revenue changes. In 2025, there have been no significant changes to the conclusion from 2024.
Despite our commitment to identifying and mitigating climate-related risks, and our commitment to climate target-setting, achieving our targets depends in part on the availability of lower carbon technologies and materials that meet our quality standards as part of the general transition to a lower-carbon economy. Novo Nordisk continuously recalibrates priority areas and levers within the climate roadmap. However, many of our scope 3 decarbonisation levers have a delayed effect that will not fully materialise for several years. To reduce scope 3 emissions, Novo Nordisk is focused on our suppliers' transition to renewable electricity. Our actions are focused on the following high-impact categories:
•Direct spend: Procurement of low-carbon feedstocks for key raw materials, such as e-methanol, low-carbon ammonia and glucose from regenerative agriculture;
•Indirect spend: Procurement of low-carbon goods and services;
•Investments: Converting to low-carbon construction materials.
The availability of high-quality water is essential for the production of diabetes and biopharmaceutical products, and hence for the company’s operations. We withdraw a substantial amount of water from water stressed regions, defined as regions that do not have enough water to meet the needs of all users and the local environment. Through our enterprise risk management processes, we have identified that there is a risk of future scarcity of water supply impacting our production´s ability to withdraw water.
Factors that may inhibit our ability to reach these climate targets or water ambitions, or a failure to maximise our environmental sustainability credentials could expose us to increased regulatory risk or reputational risk related to growing emissions. This could result in a material adverse effect on our business, financial condition, results of operations and prospects and lead to reputational damage.

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

Reference is made to ‘More information', on page 131 of our Annual Report 2025 for information on domicile.

Novo Nordisk Form 20-F 2025

ITEM 4 INFORMATION ON THE COMPANY
Important events in 2025
Reference is made to ‘Introducing Novo Nordisk’, pages 3-11 and ‘2025 performance and 2026 outlook’, pages 14-17 of our Annual Report 2025 for a description of important events in 2025.

Capital expenditure in 2025, 2024 and 2023
For capital expenditure in 2025, 2024 and 2023, reference is made to the section entitled ‘Cash flow and capital allocation’ on page 16 of our Annual Report 2025. No significant divestments took place in the period from 2023–2025.

For capital expenditures expected in 2026, reference is made to pages 16-18 in the subsection ‘2026 outlook’ in our Annual Report 2025. Such expenditures are expected to be financed with cash flow from operating activities.

Public takeover offers in respect of the Company’s shares
No such offers occurred during 2025 or 2026 to date.

B. BUSINESS OVERVIEW
Reference is made to the sections '2025 at a glance' on page 7, 'Purpose, strategy and culture' on page 9 and ‘Strategic Aspirations’ on pages 12-34 of our Annual Report 2025.

Novo Nordisk is a global healthcare company and a world leader in Obesity and Diabetes care. The Company manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. Headquartered in Denmark, Novo Nordisk employs more than 69,500 employees in around 80 countries, and markets its products in approximately 170 countries.

The Company has a broad product portfolio across Obesity and Diabetes care and Rare disease, including a portfolio of glucagon-like-peptide-1 (GLP-1) receptor agonists for the treatment of obesity and diabetes, and modern and human insulins for the treatment of diabetes. During 2025, there has been continued growth across all therapy areas and in many of the geographic areas in which Novo Nordisk operates. However, due to increased competition in both US and ex-US markets, Novo Nordisk has lost volume market share in the GLP-1 market places for both obesity and diabetes.

During 2025, there have been periodic supply constraints for certain products in some markets, including the leading product by sales, Ozempic® for the treatment of type 2 diabetes1. However, the supply situation across products has improved throughout 2025 due to continued scaling of manufacturing capabilities. The Company markets three drugs - Saxenda® and Wegovy®, which is offered in injectable formats and Wegovy® Pill that has recently launched in the first quarter of 2026 - for the treatment of obesity. In its fifth year after launch, revenue for the GLP-1 product Wegovy®, grew 36%, to DKK 79 billion. Further, Novo Nordisk has a Rare disease portfolio consisting mainly of growth hormone and haemophilia products.

On 7 August 2025, Maziar Mike Doustdar succeeded Lars Fruergaard Jørgensen as president and chief executive officer of Novo Nordisk. Mike has been with Novo Nordisk since 1992, and has been a part of executive management since 2015, heading up Novo Nordisk's International Operations.

On 10 September 2025, Novo Nordisk initiated a company-wide transformation to simplify its organisation, improve the speed of decision-making, and reallocate resources towards the company’s growth opportunities in obesity and diabetes. As part of the transformation around 9,000 employees were let go globally. The transformation was largely completed by the end of 2025.

On 21 October 2025, Novo Nordisk announced that the Board of Directors had decided to convene an Extraordinary General Meeting to elect new members of the Board of Directors of Novo Nordisk. This Extraordinary General Meeting was held on 14 November 2025, and led to the election of Lars Rebien Sørensen to serve as Chair of the Board of Directors for a period until the next Annual General Meeting in 2026. Cees de Jong was elected as Vice Chair of the Board of Directors, and Britt Meelby Jensen and Stephan Engels were elected as members of the Board of Directors.

On 9 December 2025, Novo Nordisk acquired Akero Therapeutics Inc. (“Akero”), a clinical-stage company developing transformational treatments for patients with serious metabolic diseases, including metabolic dysfunction-associated steatohepatitis (MASH). Akero’s lead product candidate, efruxifermin (EFX), is currently being evaluated in three ongoing Phase 3 clinical studies. The acquisition is aligned with Novo Nordisk’s strategy of focusing on patients living with obesity and diabetes, and related comorbidities such as MASH. Novo Nordisk has acquired all outstanding shares of common stock and common stock equivalents of Akero for 54 USD per share in
1 Product indications described in this Form 20-F are composite summaries of the major indications approved in the product’s principal markets. Not all indications are necessarily available in each of the markets in which the products are approved. The summaries presented herein for the purpose of financial reporting do not substitute for careful consideration of the full labelling approved in each market.

Novo Nordisk Form 20-F 2025

ITEM 4 INFORMATION ON THE COMPANY
cash (or aggregated value of 4.7 billion USD) and a non-transferable Contingent Value Right (“CVR”). Each CVR entitles its holder to an additional payment of 6 USD per share in cash (or aggregated value of 0.5 billion USD) upon US regulatory approval of Akero’s lead candidate, EFX, for the treatment of compensated cirrhosis due to MASH.

Segment information
Novo Nordisk is engaged in the discovery, development, manufacturing and marketing of pharmaceutical products and has two business segments: (i) Obesity and Diabetes care and (ii) Rare disease. Effective 1 January 2025, Novo Nordisk reorganised its geographical areas. Reference is made to Note 2.2 ‘Segment information’ in the consolidated financial statements in our Annual Report 2025.

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

Market and competition
Novo Nordisk’s pharmaceutical products are marketed and distributed through subsidiaries, distributors and independent agents each responsible for specific geographic areas. The Company’s financial reporting is divided into two operation units, US Operations (covering the United States) and International Operations. International Operations cover the following Regions: EUCAN (covering Europe and Canada), Emerging Markets (covering mainly Latin America, Middle East, and Africa), APAC (covering Japan, Korea, Oceania and Southeast Asia) and Region China (covering Mainland China, Hong Kong and Taiwan). For 2025, the Company's most important markets in terms of sales were the United States, China, Canada, Japan, and the major European countries.

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

The market for anti-obesity medications, primarily GLP-1s, continues to grow and expand, driven by innovative treatments coming to the market and the significant unmet medical need for safe and efficacious treatment options. Novo Nordisk and Eli Lilly are the most significant companies measured by market share, but several major international pharmaceutical companies and smaller biotech companies have anti-obesity medications under development. In the US, the once-weekly GLP-1 product, Wegovy®, has been the leading anti-obesity medication for years measured by total weekly prescriptions, but this position was overtaken by a competing GLP-1 based product in the beginning of 2025.

The use of GLP-1 as a treatment option for people with type 2 diabetes has continued to increase resulting in significant growth of the GLP-1 market. Novo Nordisk and Eli Lilly are the most significant companies in the global GLP-1 market measured by market share.

In February 2018, Novo Nordisk launched the once-weekly GLP-1 product, Ozempic®, for the treatment of adults with type 2 diabetes in the United States and Canada. Since then, Ozempic® has become a market leading product and the Company's best performing product by sales, with global sales of more than DKK 127 billion in 2025. In the US, Ozempic® has been the leading GLP-1 for type 2 diabetes for years measured by total weekly prescriptions, but this position was overtaken by a competing GLP-1 based product during 2025.

The global branded obesity market doubled by volume in 2025. Wegovy® has been launched in the United States and more than 50 other countries outside the United States.

Over the course of 2024 and 2025, driven by drug shortage notifications on the US market, compounding pharmacies have introduced unapproved copies of Novo Nordisk’s anti-obesity GLP-1 products. Compounding of a drug experiencing drug shortage is permitted in the US. However, following the resolution of the GLP-1 shortage, compounding has illicitly continued. Novo Nordisk strongly opposes this, and is working to prevent the compounding of its GLP-1 products.

Market conditions within the pharmaceutical industry continue to change, including efforts by both private and governmental entities to reduce or control costs generally and in specific therapeutic areas. Most of the countries in which Novo Nordisk sells insulin and GLP-1 subsidise or control pricing. In most markets insulin and GLP-1 products are prescription drugs.

Novo Nordisk Form 20-F 2025

ITEM 4 INFORMATION ON THE COMPANY

In recent years, there has been a general trend in the United States of pharmacy benefit managers managing the cost of obesity and diabetes care to exert pressure on the price of Novo Nordisk’s and competitors' products. Furthermore, 2025 saw the finalisation of the second round of negotiations with the US administration on Medicare Part D drug prices under the Inflation Reduction Act. Included in these negotiations were semaglutide based products Ozempic®, Rybelsus® and Wegovy® from Novo Nordisk. The negotiated price for the products in Medicare Part D will go into effect in 2027.

During 2025, Novo Nordisk announced an agreement with the U.S. Administration to expand access to GLP-1s to more Americans at a lower cost. Under the "Most favoured nations" agreement, semaglutide medicines, including Wegovy® and Ozempic®, will see expanded patient access and improved affordability in 2026 through U.S. Medicare Part D and Medicaid and in the direct-to-patient self-pay channel. Medicare Part D coverage for obesity medicines is expected to be enabled through a pilot programme designed to cover a majority of Part D beneficiaries, with implementation expected to begin around mid-2026.

Patents
To maintain and expand competitiveness, Novo Nordisk strives for the strongest possible protection for those inventions that are created during the development of new products. Novo Nordisk anticipates that the expiration of certain patents could impact sales starting in 2026. However, through continued investments in research and development, Novo Nordisk strives to bring novel and innovative products to the market and thereby sustain strong patent protection in the future, as new generations of products replace currently marketed products.

For patent information on all Novo Nordisk’s marketed products, reference is made to the section ‘Patent status for products with marketing authorisation' on page 25 in our Annual Report 2025.

For key products with recent patent expiration or with patent expiration occurring within the coming years, geographic sales splits are provided and factors that may influence the potential impact of competitive product launches are discussed.

Sales of key products with recent or upcoming patent expiration:

	Total sales in 2025 (in DKK million)	US Operations	International Operations	Hereof
Product				EUCAN	Emerging Markets	APAC	Region China

Victoza®	3,020	471	2,549	694	1,050	204	601
Saxenda®	3,241	268	2,973	1,444	1,238	263	28
Wegovy®	79,106	51,015	28,091	15,383	6,100	5,812	796
Ozympic®	127,089	88,467	38,622	22,774	7,235	3,214	5,399
Rybelsus®	22,093	8,833	13,260	7,065	2,061	3,514	620

Patent situation of key Obesity and Diabetes care products
Today, biosimilar and/or interchangeable versions of insulin can be approved in the United States via the 351(k) pathway. In the EU, a biosimilar pathway and guidelines are available for insulins, and the guideline for biosimilar products issued in Japan is also relevant for insulin. A biosimilar to NovoRapid®/NovoLog® produced by a competitor was launched in 2020. An interchangeable biosimilar for NovoRapid®/NovoLog® produced by a competitor was approved in July 2021. Furthermore, biosimilar insulins are being developed in China by local competitors.

The total sales of Victoza® were DKK 3,020 million in 2025 (DKK 5,482 million in 2024). The compound patent for Victoza® has expired. In Japan, the drug compound patent expired in 2022; in the US and Germany, the drug compound patent expired in 2023. The drug compound patent expired in China in 2017 and in 2023 a biosimilar version of Victoza® was approved in China.

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

Novo Nordisk has entered into settlement agreements with several manufacturers that have filed ANDAs for Victoza®. Consequently, these manufacturers were licensed to launch a generic version of Victoza® as of June 22, 2024. Teva launched an authorised generic

Novo Nordisk Form 20-F 2025

ITEM 4 INFORMATION ON THE COMPANY
version of Victoza® in June 2024, and Hikma Pharmaceuticals PLC launched its generic liraglutide product in December 2024. Moreover, Novo Nordisk has entered into settlement agreements regarding the US patent litigation matters for Saxenda®. Novo Nordisk has now also entered into settlement agreements with Alvogen Inc. (Alvogen), Rio Biopharmaceuticals Inc. (Rio), Sun Pharmaceutical Industries Limited (Sun), Dr. Reddy’s Laboratories, Ltd. (DRL), Mylan Pharmaceuticals Inc. (Mylan), Zydus Pharmaceuticals Inc. (Zydus) and Apotex Inc. (Apotex) regarding the US patent litigation for Ozempic®. All terms of the agreements are confidential. All agreements are subject to review by the US Federal Trade Commission and the US Department of Justice.

In March 2023, Mylan filed an IPR challenging the validity of a patent which claims a method of treating type 2 diabetes using 1 mg of semaglutide, and the Patent Trial and Appeal Board instituted an IPR proceeding. After the institution decision, Sun, DRL, and Apotex moved to join the IPR and those motions were granted. In October 2024, Novo Nordisk settled with Mylan, Sun, DRL, and Apotex prior to the IPR hearing. All terms of the agreements are confidential. All agreements are subject to review by the US Federal Trade Commission and the US Department of Justice.

In China, Novo Nordisk´s semaglutide compound patent was subject to invalidation actions and was upheld by the Beijing IP Court in November 2023. This decision was appealed to the Supreme People's Court where the patent was upheld in December 2025, thereby recognising the validity of Novo Nordisk´s semaglutide compound patent.

Novo Nordisk will continue to defend its intellectual property associated with liraglutide and semaglutide, including through litigation.

The total sales of obesity care products (Saxenda® and Wegovy®) were DKK 82,347 million in 2025 (DKK 65,146 million in 2024), of which the majority of the sales comes from Wegovy®. The drug compound patent for Saxenda® (liraglutide) has expired in all countries.

Compound patent expiry in the US for the semaglutide branded products - Ozempic®, Rybelsus®, and Wegovy® - is 2032. For additional information, reference is made to the section 'Patent status for products with marketing authorisation' on page 25 of our Annual Report 2025.

Impact of regulation
As a pharmaceutical company, Novo Nordisk depends on government approvals related to production, development, marketing and reimbursement of its products. Important regulatory bodies include the US Food and Drug Administration, the European Medicines Agency, China's National Medical Products Administration and the Japanese Ministry of Health, Labour and Welfare. Treatment guidelines from non-governmental organisations such as the European Association for the Study of Diabetes and the American Diabetes Association may also impact the Company.

Disclosure pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012
Pursuant to Section 13(r) of the Securities Exchange Act of 1934 "("Section 13("r)"), Novo Nordisk is obliged to disclose if, during 2025, it or any of its affiliates engaged in certain Iran-related activities or transactions with persons designated under Executive Order 13224 or Executive Order 13382, or dealt with the Government of Iran (“GOI”). Novo Nordisk conducts limited business relating to pharmaceutical products and devices pertaining to chronic and rare disease care in Iran, which is permitted under the US sanctions against Iran. Set forth below is a description of the activities and transactions by Novo Nordisk’s subsidiaries that are required to be disclosed pursuant to Section 13(r). Novo Nordisk’s US subsidiaries and US person employees are not involved in any of Novo Nordisk’s activities in Iran. However, the United States maintains broad exceptions that permit the commercial sale and export of medicine and medical devices to Iran or the Government of Iran. Similar exceptions, like those encompassed in section 11 of Executive Order 13902, are also in place for the manufacturing of medicine and medical devices for use in Iran.

Novo Nordisk Pars (“NN Pars”), a wholly-owned subsidiary of Novo Nordisk A/S located in Iran, contracts with a number of companies that may be owned or controlled by the GOI to distribute its products. NN Pars also sponsors educational programmes and congresses organised by GOI-controlled medical universities, and hosts and/or engages as scientific delegates or lecturers/speakers health care professionals employed by these medical universities at similar programmes in Iran and other locations. Additionally, NN Pars makes donations to GOI-controlled public health organisations focusing on diabetes awareness and policy. NN Pars receives payments from, and makes payments to, Iranian banks (some of which may be GOI-owned or controlled) relating to the sales of pharmaceutical products and devices. NN Pars makes payments incidental to its ordinary business activities to Iranian government entities and entities that are or may be GOI-owned or controlled, such as taxes, customs fees, insurance, product registration fees and telecommunications services expenses.

Novo Nordisk Form 20-F 2025

ITEM 4 INFORMATION ON THE COMPANY
In 2016, NN Pars purchased land from a GOI-owned or controlled holding company in order to construct a manufacturing facility in Iran. The facility opened and officially started production in August 2020 and is being used for assembly and packaging of medical pens for use in Iran. NN Pars purchases utility services from a GOI-owned or controlled entity.

Novo Nordisk’s gross revenue related to transactions with GOI-owned or controlled entities in 2025 was not in excess of 1% of Group sales. Novo Nordisk does not allocate its net profit on a country-by-country or activity-by-activity basis, other than as set forth in Novo Nordisk’s consolidated financial statements prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (IASB); however, Novo Nordisk estimates that its net profit attributable to the transactions with the GOI discussed above would not exceed a de minimis percentage of the Group’s total net profit in 2025.

The purpose of Novo Nordisk’s Iran-related activities is to provide access to important and essential pharmaceutical products to patients suffering from chronic diseases and haemophilia, and to improve the healthcare of the Iranian people in accordance with Novo Nordisk’s access to care strategy. For that purpose, and because Novo Nordisk has determined that its activities comply with all applicable laws, Novo Nordisk intends to continue these activities (including local production of these products in Iran).

C. ORGANISATIONAL STRUCTURE
For information regarding the organisational structure and securities exchange listings of Novo Nordisk A/S, the controlling shareholder Novo Holdings A/S and the Novo Nordisk Foundation and the ownership structure of Novo Nordisk A/S, reference is made to the sections ‘Corporate Governance’ on pages 39-40 and ‘Shares and capital structure’ on pages 18-19 of our Annual Report 2025.

Companies in the Novo Nordisk Group are listed in the section ‘Companies in the Novo Nordisk Group’ on page 113 of our Annual Report 2025.

D. PROPERTY, PLANTS AND EQUIPMENT
The Company has its headquarters in Bagsværd, Denmark.

The supply capacity has gradually increased, including the capacity for meeting growing demand in the future. Our main products are; Awiqli®, Fiasp®, Levemir®, Norditropin® NovoLog®/ NovoRapid®, NovoLog Mix®/ NovoMix®, NovoSeven®, Ozempic®, Rybelsus®, Ryzodeg®, Saxenda®, Tresiba®, Victoza®, Wegovy® and Xultophy®. Reference is made to the sections ‘Capital expenditures in 2025, 2024 and 2023’ under Item 4 for more information about the current expansion programmes. For the nature of the Company’s property, plant and equipment, as of 31 December 2025 and 2024, reference is made to Note 3.3 ‘Property, plant and equipment’ in the consolidated financial statements in our Annual Report 2025.

The major production facilities owned by the Company are located at a number of sites in Denmark, and internationally in the United States, France, China and Brazil. There are no material encumbrances on the properties; however, the facilities in Tianjin, China are constructed on land where the remaining term of the leases is 28 and 32 years.

Active pharmaceutical ingredient (API) production is located in Denmark, primarily in Kalundborg and with secondary locations in Hillerød and Gentofte, both in Denmark, as well as in New Hampshire and North Carolina, United States, respectively.
The following table sets forth certain information regarding our major production sites.

MAJOR PRODUCTION FACILITIES	Size of production area (square metres)	Major Production Activities
Kalundborg, Denmark	168,300	Active pharmaceutical ingredients for obesity and diabetes as well as products for Diabetes care
		Active pharmaceutical ingredients for haemophilia
		Products for Rare disease

Hillerød, Denmark	156,900	Durable devices and components for disposable devices
		Products for obesity and diabetes
		Active pharmaceutical ingredients for haemophilia

Bagsværd, Denmark	111,200	Products for obesity and diabetes

Clayton, North Carolina, United States	89,000	Active pharmaceutical ingredients for obesity and diabetes (purification)
		Products for obesity and diabetes

Gentofte, Denmark	62,900	Active pharmaceutical ingredients for glucagon and growth hormone therapy
		Products for growth hormone therapy, glucagon and haemophilia

Novo Nordisk Form 20-F 2025

ITEM 4 INFORMATION ON THE COMPANY

Tianjin, China	67,200	Products for diabetes
		Production of durable devices

Måløv, Denmark	60,900	Products for hormone replacement therapy
		Products for oral antidiabetic treatment
		Products for oral diabetes treatment

Chartres, France	60,200	Products for diabetes

Montes Claros, Brazil	56,200	Products for diabetes
		Gel production for active pharmaceutical ingredients

Bloomington, Indiana, United States	28,200	Products for obesity and diabetes
		Contract manufacturing organisation (CMO) related activities

Anagni, Italy	22,400	Products for obesity and diabetes
		CMO related activities

Brussels, Belgium	18,000	Products for obesity and diabetes
		CMO related activities

In December 2021, the Company announced the investment in construction of a new purification facility and a new recovery facility as well as rebuilding of one existing fermentation facility at the production site in Kalundborg, Denmark. The investment will establish additional capacity for manufacturing active pharmaceutical ingredients. The facilities are expected to increase the production area with approximately 59,900 square metres. The facilities are expected to be operational during 2027 and the expected amount of expenditures is DKK 22.3 billion with realised spend of DKK 20.3 billion as of 31 December 2025. The facilities will be financed by cash flow from operating activities.

In June 2022, the Company announced its investment in an expansion of an existing facility at the production site in Hjørring, Denmark. The investment will increase the capacity for production of NovoFine® Plus needles and is expected to increase the production area by 5,900 square metres. The expansion is expected to be finalised during 2026. The expected amount of expenditures is approximately DKK 550 million with realised spend of DKK 525 million as of 31 December 2025. The expansion will be financed by cash flow from operating activities.

In November 2022, the Company announced its investment in the expansion of its clinical manufacturing facilities in Bagsværd, Denmark. The investment will establish additional capacity in R&D for the manufacturing of active pharmaceutical ingredients to supply the Company’s global clinical trials. The expansion is expected to increase the production area with 7,000 square metres and it is expected to be finalised in 2026. The expected amount of expenditures is DKK 9.2 billion with realised spend of DKK 8.2 billion as of 31 December 2025. The expansion will be financed by cash flow from operating activities.

In June 2023, the Company announced its investment in expanding an existing API production facility in Hillerød, Denmark. The facility is expected to be operational during 2028 and its production area expected to be increased by 65,000 square metres. The expected amount of expenditures for this facility is approximately DKK 15.9 billion with realised spend of DKK 10.7 billion as of 31 December 2025. The facility will be financed by cash flow from operating activities.

In November 2023, the Company announced its investment in the expansion of its API production facility in Kalundborg, Denmark. The facility is expected to be fully operational during 2029 and its production area expected to be 170,000 square metres. The expected amount of expenditures for this facility is approximately DKK 49.6 billion with realised spend of DKK 23.1 billion as of 31 December 2025. The facility will be financed by cash flow from operating activities.

In November 2023, the Company announced the investment in an expansion of an existing facility at the production site in Chartres, France. The investment will significantly increase the capacity of the manufacturing site, adding aseptic production and finished production processes and an extension of the current Quality Control Laboratory. The facility is expected to be gradually finalised from 2026 to 2028 and its production area expected to be 51,100 square metres. The expected amount of expenditures for this facility is approximately DKK 16.9 billion with realised spend of DKK 6.8 billion as of 31 December 2025. The facility will be financed by cash flow from operating activities.

In March 2024, the Company announced the investment in an expansion of an existing facility at the production site in Tianjin, China. The investment will significantly increase the capacity of the manufacturing site, adding aseptic production. The facility is expected to be fully operational during 2028 and its production area expected to be 25,000 square metres. The expected amount of expenditures for this facility is approximately DKK 4.1 billion with realised spend of DKK 2.1 billion as of 31 December 2025. The facility will be financed by cash flow from operating activities.

Novo Nordisk Form 20-F 2025

ITEM 4 INFORMATION ON THE COMPANY

In June 2024, the Company announced the investment in an expansion of an existing facility at the production site in the US in Clayton, North Carolina. The investment will significantly increase the capacity of the manufacturing site, adding aseptic production and finished production processes. The facility is expected to be fully operational during 2029 and its production area is expected to be 130,000 square metres. The expected amount of expenditures for this facility is approximately DKK 27.0 billion with realised spend of DKK 13.4 billion as of 31 December 2025. The facility will be financed by cash flow from operating activities.

In November 2024, the Company announced the investment in an expansion of an existing facility at the production site in Hillerød, Denmark. The investment will significantly increase the capacity of QC facilities. The facility is expected to be fully operational during 2027 and its production area is expected to be 53,000 square metres. The expected amount of expenditures for this facility is approximately DKK 2.9 billion with realised spend of DKK 0.7 billion as of 31 December 2025. The facility will be financed by cash flow from operating activities.

In December 2024, the Company announced the investment of a newly established facility in Odense, Denmark. The investment will significantly increase the capacity of the manufacturing site, adding aseptic production and finished production processes. The facility is expected to be fully operational during 2027 and its production area is expected to be 40,000 square metres. The expected amount of expenditures for this facility is approximately DKK 8.5 billion with realised spend of DKK 3.6 billion as of 31 December 2025. The facility will be financed by cash flow from operating activities.

ITEM 4A    UNRESOLVED STAFF COMMENTS
None.

ITEM 5        OPERATING AND FINANCIAL REVIEW AND PROSPECTS

New accounting pronouncements
Reference is made to Note 1.2 ‘Changes in accounting policies and disclosures’ in the consolidated financial statements in our Annual Report 2025.

A. OPERATING RESULTS
Reference is made to the section ‘Forward-looking statements’ on page 17-18 of our Annual Report 2025 and the discussion under the caption ‘Risk factors’ under Item 3 of this Form 20-F. Further reference is made to ‘Risk management’ on pages 41-42 of our Annual Report 2025.

The information in this section is based on our Annual Report 2025 and should be read in conjunction with such report. The analysis and discussion included in such report is primarily based on the Company's consolidated financial statements which are prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board.

2025 compared with 2024
The following portions of our Annual Report 2025 constitute the Board of Directors’ and Executive Management’s discussion and analysis of results of operations (incorporated herein by reference): ‘Introducing Novo Nordisk’ (pages 3-11) and ‘2025 performance and 2026 outlook’ (pages 14-17).

2024 compared with 2023
For a discussion of our results of operations for 2024 compared with 2023, see ‘Item 5.A. Operating Results, 2024 Compared with 2023‘ included in our 2024 Annual Report on Form 20-F (File No. 333-82318) filed with the SEC on 5 February 2025 (hereafter "Annual Report 2024").

Segment information
Effective 1 January 2025, Novo Nordisk reorganised its geographical areas. Reference is made to Note 2.2 ‘Segment information’ in the consolidated financial statements in our Annual Report 2025 for details on segmented results.

Sales in Russia and Ukraine constituted less than 1% of Novo Nordisk's global sales in 2025. Novo Nordisk's factory in Russia is still operating to supply insulin to patients in Russia only. While Novo Nordisk maintains supply of medicine in Russia to ensure that more than 700,000 patients can continue their treatment with essential medication, Novo Nordisk has ceased the launch of new medications and has suspended further clinical investments in Russia. Novo Nordisk has, to the extent possible, continued supply of medicines in Ukraine and Novo Nordisk medicines are currently available in more than 90% of Ukraine.

Novo Nordisk Form 20-F 2025

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Foreign currencies
Reference is made to Note 4.4 ‘Financial risks’ in the consolidated financial statements in our Annual Report 2025 and for further description of foreign currency exposure and hedging activities, reference is made to the description of financial instruments in Note 4.5 ‘Derivative financial instruments’ in the consolidated financial statements in our Annual Report 2025.

Governmental policies
Please refer to pages 12-34 ‘Strategic Aspirations’ of our Annual Report 2025 and Item 4 hereof.

Off-balance sheet arrangements
Reference is made to Note 4.4 ‘Financial risks’ in the consolidated financial statements and Note 5.2 ‘Commitments’ in the consolidated financial statements in our Annual Report 2025.

B. LIQUIDITY AND CAPITAL RESOURCES
Novo Nordisk maintains a centralised approach to the management of the Group’s financial risks. The overall objectives and policies for Novo Nordisk’s financial risk management are outlined in the Novo Nordisk Treasury Policy, which is approved by the Board of Directors. The Treasury Policy governs the Group’s use of financial instruments. For further information, reference is made to Item 11.

Financial resources
Reference is made to ‘Cash flow statement’ on page 84 and ‘Balance sheet’ on page 85 of our Annual Report 2025. In addition, Novo Nordisk has obtained a credit rating from two independent external rating agencies.

Novo Nordisk believes its financial resources are sufficient to meet its requirements for at least the next 12 months.

Cash flow in 2025, 2024 and 2023
Reference is made to ’Cash flow statement' on page 84 of our Annual Report 2025.

The most significant source of cash flow from operating activities is sales of Obesity and Diabetes care and Rare disease products. Generally, other factors that affect operating earnings, such as pricing, volume, product mix, costs and exchange rates, also have an impact on realised cash flow from operating activities. Except as disclosed in Note 4.8 'Financial assets and liabilities' in the consolidated financial statements in our Annual Report 2025, there are no material restrictions on the ability of subsidiaries with material cash amounts to transfer funds to the parent company, Novo Nordisk A/S.

Trade receivable programme
Trade receivable programme, as of 31 December 2025, 2024 and 2023, respectively, are shown in Note 4.4 ‘Financial risks’ in the consolidated financial statements in our Annual Report 2025.

Debt financing
Reference is made to ‘Balance sheet’ on page 85 and to Note 4.6 ‘Borrowings’ in the consolidated financial statements in our Annual Report 2025 for information on Current and Non-current debt.

Derivative financial instruments
Novo Nordisk only hedges commercial exposures, including selected business development activities (mergers and acquisitions), and consequently does not enter into derivative transactions for trading or speculative purposes. Currency hedging is done with foreign exchange forwards and foreign exchange options. Reference is made to Note 4.4 ‘Financial risks’ and Note 4.5 ‘Derivative financial instruments’ in the consolidated financial statements in our Annual Report 2025 for further information on financial instruments including currency exposure.

Commitments for capital expenditure etc.
Contractual obligations for capital expenditure and other contingent liabilities as of 31 December 2025 and 2024, respectively, are shown in Note 5.2 ‘Commitments’ in the consolidated financial statements in our Annual Report 2025.

The Executive Management of the Group believes that the obligations are covered by the Group’s financial resources as well as expected future cash flows from operating activities.

Novo Nordisk Form 20-F 2025

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS
C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
Novo Nordisk research and development is mainly focused on:

–Insulins, GLP-1s and other therapeutic compounds for diabetes treatment
–GLP-1s, combinations and other modes of action for obesity care
–Blood-clotting factors and other modes of action for treatment of haemophilia and other rare blood disorders
–Human growth hormone and other modes of action for treatment of growth disorders and other rare endocrine disorders
–New indications with existing assets and other modes of action for treatment of cardiovascular diseases, MASH and other serious chronic diseases related to Diabetes or Obesity
–Research technology platforms including RNAi for treatment of diseases within Obesity and Diabetes and their related comorbidities and within Rare Disease

The research activities mainly utilise biotechnological methods based on advanced protein chemistry and protein engineering. These methods have played a key role in the development of the production technology used to manufacture insulin, GLP-1, recombinant blood-clotting factors and human growth hormone. Research activities further utilise technology platforms including RNAi therapies and small molecules. Research and development activities are carried out by Novo Nordisk's research and development centres, mainly in Denmark, the United States, the United Kingdom and China. Clinical trials are carried out globally.

Novo Nordisk also enters into partnerships and licence agreements. Reference is made to Note 2.3 ‘Research and development costs’ in the consolidated financial statements in our Annual Report 2025 for research and development costs in 2025, 2024 and 2023, respectively. Novo Nordisk’s research and development organisation is comprising more than 10,000 employees as of 31 December 2025.

Research costs comprise the early stages of the drug development cycle from the initial drug discovery until the drug is ready for administration to humans. The activities initially focus on identifying a single drug candidate with a profile that will support a decision to initiate development activities. Before selection of the final drug candidate, it is tested in animals to gather efficacy, toxicity and pharmacokinetic information. Development costs are incurred from the start of phase 1, when the drug is administered to humans for the first time; these are the projects captured in the ’Pipeline overview’ (page 30 of our Annual Report 2025). The final product is developed, and subsequent clinical trials (phases 2 and 3) are conducted to further test the drug in humans, using the results from these trials to obtain marketing authorisation, permitting Novo Nordisk to market and sell the developed products. Historically, Novo Nordisk has spent approximately 70-80% of total research and development expenditures on clinical development activities, and approximately 20-30% on research activities. The split between research and development will fluctuate in individual years depending on the composition of the clinical development portfolio.

In general, Novo Nordisk expects that growth in research and development spending will follow a trend in line with or slightly above sales growth indicating that the research and development cost to sales ratio is expected to gradually increase in the foreseeable future. Thus, Novo Nordisk currently expects to modestly expand upon the current expenditure level of around 15-17% of sales in research and development activities going forward. Increased early and late-stage clinical trial activities across all therapy areas as well as increased business development activities are driving costs.

Novo Nordisk has multiple phase 3 programmes currently in progress, see the below table for the full list.

The following Novo Nordisk compounds are currently in phase 3 development or have recently been filed for regulatory approval:

COMPOUND / BRAND NAME / INDICATION	Year entered into phase 3 or filed with the regulatory authorities	Patent expiration

Concizumab (NN7415) / Haemophilia A and B with or without inhibitors	Approved for some indications (Under the brand name Alhemo®) Regulatory submission for some indications ongoing	2034[1]

Insulin Icodec (NN1436) / Once-weekly basal insulin analogue	Approved by EU and others (Under brand name Awiqli®) Regulatory submission to US in 2025	2037[2]

Semaglutide (oral) 25 mg and 50 mg / Obesity	Approved in the US (Under the brand name Wegovy® Pill). Regulatory submission to EU and others in 2025	2032

Semaglutide 7.2 mg / Obesity	Regulatory submission in 2025	2032

Cagrisema (NN9388)/ Diabetes	Phase 3 initiated in 2023	2037

Cagrisema (NN9838)/ Obesity	Regulatory submission in 2025	2037

Novo Nordisk Form 20-F 2025

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Cagrilintide / Obesity	Phase 3 initiated in 2025	2037

IcoSema (NN1535) / A combination of GLP-1 semaglutide and insulin icodec	Regulatory submission in 2024	2037[2]

Etavopivat (NN7535) / Second generation selective, small molecule PKR-activator intended for once-daily oral administration in sickle cell disease	Phase 3 initiated in 2022	2039[3]

Mim8 (NN7769)	Regulatory submission in 2025	2040[4]

Efruxifermin / FGF-21 treatment in MASH	Phase 3 initiated in 2024	2029[5]

Ziltivekimab (NN6018) / Cardiovascular	Phase 3 initiated in 2021	2035[6]
Ziltivekimab (NN6018) / Cardiovascular disease
Coramitug (NN6019) / Transthyretin amyloidosis Cardiomyopathy treatment	Phase 3 initiated in 2025	2041

1 Current estimate United States. Key EU markets estimate 2035, Japan expiry 2034
2 Current estimate of regulatory data protection in the United States. Key EU markets and Japan estimate 2034
3 Current estimate, United States. Key EU markets and Japan estimated in 2038
4 Current estimate, United States. Key EU markets estimate 2041 and Japan estimated in 2044
5 Current estimate, United States. Key EU markets estimate 2030 and Japan estimated in 2030. Further, up to 5 years of patent term extension is available in these markets. In addition to patents, the product is eligible for Regulatory Data Protection, i.e. 10 years from market authorisation in the EU and 12 years from market authorisation in the US
6 Current estimate, United States. Key EU markets and Japan estimate 2032. In addition to patents, the product is eligible for Regulatory Data Protection, i.e. 10 years from market authorisation in the EU and 12 years from market authorisation in the US.

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

In assessing the criteria listed above, we refer to ‘Risk Management’ on pages 41-42 in our Annual Report 2025. It is important to note that due to the risks and uncertainties involved in progressing through pre-clinical development and clinical trials, and the time and cost involved in obtaining regulatory approvals, we cannot reasonably estimate the nature, timing, completion dates and costs of the efforts necessary to complete the development. The nature of Novo Nordisk’s development activities is such that a compound must first be proven to work by means of multiple clinical trials, which may require treatment of thousands of patients and could take years to complete. Even if initial results of preclinical studies or clinical trial results are promising, the Company may obtain different results that fail to show the desired levels of safety and efficacy, or Novo Nordisk may not obtain applicable regulatory approval for a variety of other reasons. The compound must be approved by either the US Food and Drug Administration, the European Medicines Agency or by similar agencies around the world, each of which may have differing requirements. During each stage, there is a substantial risk that Novo Nordisk will encounter serious obstacles which will further delay us, or that the Company will not achieve its goals and, accordingly, may abandon a product in which it has invested substantial resources. Furthermore, the commercial potential of a project is dependent on the label granted by the regulatory authority upon approval. The label specifies for which indications a product is approved for, major and minor safety concerns associated with drug treatment, as well as if the drug is approved for use in combination with other types of medication. Thus a label can restrict usage substantially. Reference is made to the caption ‘Risk factors’ contained under Item 3 hereof.

Given the uncertainties related to the process of product development, during the periods presented in our 2025 Form 20-F no single project in product development was material to total R&D spend nor significant based on the qualitative and quantitative criteria.

Novo Nordisk Form 20-F 2025

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS
However, during the periods presented, two groups of projects were considered significant; the Obesity and Diabetes care group and the Rare disease group.

Information related to selected research and development projects can be found under ‘Research and development progress’ on page 31 of our Annual Report 2025.

D. TREND INFORMATION
For more information on commercial dynamics across Novo Nordisk therapy areas, we refer to ‘Commercial execution’ on pages 20-25 of our Annual Report 2025.

The key drivers behind Novo Nordisk’s performance continue to be the changes in demographics globally reflecting a continuous growth in the proportion of people who live in cities (urbanisation), an increasing proportion of elderly people and a growing prevalence of obesity. These trends have contributed to the significant increase in the number of people with obesity and diabetes worldwide. According to the International Diabetes Federation, the number of people with diabetes is projected to increase from 589 million today (2025) to more than 780 million in 2045. Additionally, there are currently more than 800 million people living with obesity. This is also expected to grow in the coming decades.

Obesity and Diabetes care is Novo Nordisk’s largest segment comprising more than 90% of sales. The growth in the number of people with obesity and diabetes and the increasing use of the GLP-1 drug category is driving Novo Nordisk’s growth within the Obesity and Diabetes care segment.

US payers continue to leverage their size and control to demand higher rebates, particularly in the insulin segment, but increasingly in the GLP-1 category, as well. As a result, average prices after rebates for the Novo Nordisk portfolio in 2025 in the United States declined. Ultimately, pricing pressure is expected to continue in the future, driven by: increasing rebates in the commercial segment, the effect of payer consolidation, increasing exposure to high rebate channels such as Medicare and Medicaid, increasing sales in direct-to-patient cash channel as well as increasing competition.

Since January 2021, Novo Nordisk Inc. (“NNI”) has made a number of changes to its policy in the US related to facilitating delivery of its discounted medicines to commercial pharmacies that contract with covered entities participating in the 340B Drug Pricing Program. Novo Nordisk’s 340B policy has been the subject of legal challenges. As a result, Novo Nordisk has only recognised revenue related to the 340B Drug Pricing Program to the extent that in Management’s assessment it is highly probable that its inclusion will not result in a significant revenue reversal in the future. Management’s assessment considers interpretations of applicable laws, and legal and administrative rulings, as well as attrition and experience from historical claims. As of 31 December 2025, provisions for 340B statutory discounts included in the 'sales deductions and product returns' amounted to USD 4.2 billion. On 30 January 2023, the US Court of Appeals for the Third Circuit issued a ruling holding that Novo Nordisk’s drug distribution policy was consistent with the 340B statute. On 21 May 2024, the US Court of Appeals for the DC Circuit issued a ruling in a different case involving the drug distribution policies of other pharmaceutical manufacturers that similarly held that their drug distribution policies were consistent with the 340B statute. However, an appeal in another case involving the drug distribution policy of another pharmaceutical manufacturer is still pending before the US Court of Appeals for the Seventh Circuit, and as such these cases may be subject to further discretionary appellate review before the US Supreme Court. Subsequent to the ruling by the US Court of Appeals for the Third Circuit, covered entities filed Administrative Dispute Resolution (“ADR”) petitions against the Company before the Health Resources and Services Administration (“HRSA”) to recover alleged overcharges related to the 340B Drug Pricing Program. On 4 December 2025, HRSA dismissed an ADR petition filed by two covered entities, the University of Washington Medical Center (“UW”) and Harborview Medical Center (“Harborview”), stating that Novo Nordisk’s 340B policy did not result in overcharges to either covered entity, citing the ruling of the US Court of Appeals for the Third Circuit. This decision, rendered by the ADR Panel even in the absence of a ruling from the Seventh Circuit, is evidence that HRSA is applying the Third Circuit ruling as the law governing overcharge claims alleged by covered entities relating to Novo Nordisk's 340B policy. Neither UW nor Harborview timely sought reconsideration of the decision, which became final and effective on 20 January 2026 after the expiration of the reconsideration deadline. As a result, Novo Nordisk has determined that, as of 20 January 2026, it is highly probable that the inclusion of revenue relating to the 340B Drug Pricing Program claims that was previously constrained will not result in a significant reversal in the future. As such, the Company will in the first quarter of 2026 recognise revenue of USD 4.2 billion comprising the entire amount of provisions for 340B statutory discounts included in 'sales deductions and product returns'. Reference is made to Note 2.1 ' Net sales and rebates' and 3.6 'Provisions and contingent liabilities' in the consolidated financial statements in our Annual Report 2025.

In August 2022 the Inflation Reduction Act of 2022 was passed into law, and included several healthcare reforms. Against this backdrop, Novo Nordisk negotiated prices with the US government for some products in both 2024 and in 2025. Reference is made to Note 2.1 'Net sales and rebates' in the consolidated financial statements in our Annual Report 2025 for information on the Company's sales and rebates.

Novo Nordisk Form 20-F 2025

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

For 2026, continued pricing pressure within Obesity and Diabetes Care is expected.
For further information on trends, reference is made to the section ‘Financial performance’ on pages 14-19 of our Annual Report 2025. Information about expectations for the financial year 2026 can be found on pages 16-18 in the subsection ‘2026 outlook’.

E. CRITICAL ACCOUNTING ESTIMATES
Reference is made to Note 1.1 ‘Material accounting policies and key accounting estimates and judgements’ in the consolidated financial statements in our Annual Report 2025.

ITEM 6        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT
Reference is made to pages 37-39 of our Annual Report 2025 for name, position and period of service as director for members of the Board of Directors as of the date hereof.

The following individuals were members of the Board of Directors during 2025, but are no longer members of the Board of Directors:

Helge Lund
Chair

Born October 1962. Member of the Board of Directors since 2017, stepped down 14 November 2025. Mr. Lund was also a member of the Board of Directors for a one-year term from 2014-2015.

Chair of the People & Governance Committee and the Chair Committee.

Mr. Lund has held and performed the following positions and management duties outside the company: Chair of the board of directors and chair of the people, culture and governance committee of BP p.l.c. (stepped down in 2025). Chair of the board of directors of Inkerman AS. Chair of the board of directors of Stiftelsen Værekraft. Member of the board of directors and member of the remuneration committee of Belron SA. Member of the board of directors of P/F Tjaldur. Member of the board of trustees of the International Crisis Group. Operating advisor to Clayton Dubilier & Rice.

Henrik Poulsen
Vice chair

Born September 1967. Member of the Board of Directors since 2021, stepped down 14 November 2025.

Chair of the Remuneration Committee and member of the Audit Committee and the Chair Committee.

Mr. Poulsen has held and performed the following positions and management duties outside the company: Chair of the supervisory board, chair of the people & culture committee and member of the remuneration committee of Carlsberg A/S. Chair of the board of directors and chair of the nomination & remuneration committee of Faerch A/S. Member of the board of directors of Novo Holdings A/S (stepped down in November 2025). Member of the supervisory board of Bertelsmann SE & Co. KGaA. Senior advisor to A.P. Møller Holding A/S.
Laurence Debroux

Born July 1969. Member of the Board of Directors since 2019, stepped down 14 November 2025.

Chair of the Audit Committee and member of the Remuneration Committee.

Ms Debroux has held and performed the following positions and management duties outside the company: Member of the board of directors, chair of the audit committee and member of the ESG committee of Exor N.V. Member of the supervisory board and chair of the audit committee of Randstad N.V. Member of the board of directors of Institut Mérieux, HEC Paris Business School and Kite Insights Limited (the Climate School) (stepped down in June 2025).
Andreas Fibig

Born February 1962. Member of the Board of Directors since 2018, stepped down 14 November 2025.

Member of the Research & Development Committee.

Mr. Fibig has held and performed the following positions and management duties outside the company: Member of the board of directors of Indigo Agriculture Inc., Evodiabio ApS and ExlService Holdings, Inc. Honorary director of the German American Chamber of Commerce. Chair of the board of directors of Simtra BioPharma Solutions.
Sylvie Grégoire

Born November 1961. Member of the Board of Directors since 2015, stepped down 14 November 2025.

Member of the Audit Committee, the Research & Development Committee and the People and Governance Committee.

Ms Grégoire has held and performed the following positions and management duties outside the company: Co-founder and member of the board of directors of CervoMed, Inc. Chair of the board of directors of Abivax SA. Member of the board of directors of F2G Ltd. Advisor to the Soffinova Telethon Fund.

Novo Nordisk Form 20-F 2025

ITEM 6 DIRECTORS, EXECUTIVE MANAGEMENT AND EMPLOYEES

Christina Law

Born January 1967. Member of the Board of Directors since 2022, stepped down 14 November 2025.

Member of the Audit Committee.

Ms Law has held and performed the following positions and management duties outside the company: Group CEO of Raintree Group of Companies. Member of the board of directors of Raintree Group Limited, Raintree Investment Pte Ltd. and Air Liquide S.A. Member of the board of directors of La Fondation des Champions. Member of the board of directors and chair of the development committee of National Gallery Singapore.
Martin Mackay

Born April 1956. Member of the Board of Directors since 2018, stepped down 14 November 2025.

Chair of the Research & Development Committee and member of the Remuneration Committee.

Mr. Mackay has held and performed the following positions and management duties outside the company: Co-founder and non-executive chair of the board of directors of Rallybio LLC. Member of the board of directors and member of the science and technology committee and the responsible animal use committee of Charles River Laboratories International, Inc. Member of the board of directors and member of the compensation committee and research and development committee of SpringWorks Therapeutics, Inc. Scientific advisor at Pivotal BioVenture Partners. Member of the external advisory board of Boston Children’s Hospital. Member of the board of directors of Sail Biomedicines.
Thomas Rantzau

Born March 1972. Member of the Board of Directors since 2018, stepped down 31 January 2026. Employee representative.

Member of the People and Governance Committee.

Mr. Rantzau has held the following position with Novo Nordisk A/S: Lead auditor, Internal Audits.

Reference is made to page 36 of our Annual Report 2025 for name, position, age and other management duties for members of Executive Management as of the date hereof. Business experience, year of appointment and year of joining Novo Nordisk for each member of Executive Management are included below:

Maziar Mike Doustdar
President and chief executive officer (CEO)

Mr Doustdar joined Novo Nordisk in 1992 as an office clerk in Vienna, Austria. From 1993 through 2007 he took up various positions in finance, IT, logistics, operations and marketing, within various parts of Novo Nordisk’s emerging markets, first in Vienna and subsequently in Athens and Zurich before he was appointed general manager of Novo Nordisk Near East, based in Turkey, in 2007. In 2010 Mr Doustdar was promoted to vice president of Business Area Near East and in 2012 he re-located to Malaysia to head the Business Area Oceania South East Asia. In 2013 he was promoted to senior vice president of Novo Nordisk’s International Operations, and in April 2015 Mr Doustdar was promoted to executive vice president, continuing his responsibility for Novo Nordisk’s International Operations. In September 2016 Mike Doustdar assumed additional geographical responsibilities and was promoted to executive vice president for an expanded International Operations, leading all commercial units globally, except for the US and Canada. Effective January 1, 2025, Canada was integrated into International Operations.

Effective 7 August 2025, Mr Doustdar was appointed as president and chief executive officer.

Thilde Hummel Bøgebjerg
Executive vice president, Enterprise IT and Quality

Ms Bøgebjerg joined Novo Nordisk in 2007 as a project coordinator and cLEAN partner in our Chemistry, Manufacturing & Control (CMC) Supply function. She held numerous management positions of increasing seniority and complexity between 2010 and 2018, becoming corporate vice president of Sourcing Operations, Device & Supply chain, in 2019. In 2022, she was appointed corporate vice president of Oral Finished Products, and was promoted the following year to senior vice president of Emerging Technologies, where she oversaw the rapid upscaling of a Small Molecules organisation and business unit – including extensive M&A activities. In 2025, Ms Bøgebjerg was promoted to executive vice president of Quality, IT & Environmental Affairs. Later in 2025, environmental affairs moved out of Ms Bøgebjerg's area of responsibility.

Ludovic Helfgott
Executive vice president, Product & Portfolio Strategy until 15 February 2026

Mr Helfgott joined Novo Nordisk in April 2019 as executive vice president for Rare disease. In 2025, Mr Helfgott assumed further responsibilities as his area was expanded to cover Product & Portfolio Strategy, which incorporates Global Medical Affairs and Business Development as well as the commercial teams across all therapy areas.

Effective 3 April 2025, Mr Helfgott assumed the responsibility for Product & Portfolio Strategy, including commercial strategy, medical affairs and business development across all therapy areas.

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

Novo Nordisk Form 20-F 2025

ITEM 6 DIRECTORS, EXECUTIVE MANAGEMENT AND EMPLOYEES

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

Martin Holst Lange
Executive vice president, R&D and chief scientific officer (CSO)

Dr Lange joined Novo Nordisk in 2002, as first operationally and subsequently medically responsible for several projects within Global Development. From 2006 to 2008 Dr Lange worked in Novo Nordisk Inc., US, in the Medical Department as senior medical director. In 2008, he moved back to Denmark and became vice president, Medical & Science liraglutide, transferring in 2010 to insulin degludec in a similar position. From 2013 to 2017, he served as corporate project vice president for Insulin & Diabetes Outcomes and subsequently Insulin & Devices. In January 2018, he was appointed senior vice president for Global Development. In March 2021, Dr Lange was appointed executive vice president for Development, and in August 2025 Dr Lange took over responsibility of the newly consolidated R&D EVP area, when the two EVP areas Research & Early Development and Development were merged and also appointed chief scientific officer (CSO).

From 1997 to 2002, Dr Lange did clinical work as well as clinical research of which the latter, three years at the Department of Endocrinology, National University Hospital, Denmark. Dr Lange has served on the board of directors of Beta Bionics Inc., US.

Kasper Bødker Mejlvang
Executive vice president, CMC & Product Supply

Mr Mejlvang joined Novo Nordisk in 2002 and has since held more than 10 different positions across R&D, manufacturing and commercial operations. From 2004 to 2019, he served in various leadership roles across CMC & Product Supply, including assignments in France. In 2019, Mr Mejlvang transitioned to senior leadership roles in Global Operations, where he served as General Manager for Denmark & Iceland. In 2022, he was appointed General Manager and President of Novo Nordisk Pharma Ltd. in Japan.

Effective 1 January 2026, Mr Mejlvang was promoted executive vice president of CMC & Product Supply.

Tania Sabroe
Executive vice president, People, Organisation & Corporate Affairs

Ms Sabroe joined Novo Nordisk in 2007 as a project manager in Media Relations. Based out of Switzerland she held several positions in Novo Nordisk’s International Operations from 2013 to 2021. In January 2022, Ms Sabroe was promoted to senior vice president of Centre of Excellence & Services in Global People & Organisation. In March 2023, she was appointed executive vice president of Global People & Organisation. In 2025, Ms Sabroe assumed further responsibilities as her area was expanded to cover Corporate Affairs.

Prior to joining Novo Nordisk in 2007, Ms Sabroe held a position as a communications manager at NHS National Services Scotland, UK.

Emil Kongshøj Larsen
Executive vice president, International Operations

Mr Larsen joined Novo Nordisk in 2007 and has held various leadership roles across multiple geographies and organisational levels. His experience includes functional responsibility for Commercial Affairs and Strategy in International Operations and leading operations in numerous African countries, the Middle and Near East, as well as the Commonwealth of Independent States. In 2022, Mr Larsen was promoted to senior vice president for the North West Europe region, spanning 15 countries. In 2024, during a corporate restructure, he was appointed senior vice president for the Europe and Canada region, leading a diverse portfolio of 40 countries. In August 2025, Mr Larsen was promoted to executive vice president of International Operations, based in Zürich, overseeing all global commercial units, excluding the US.

Prior to joining Novo Nordisk, Mr Larsen worked as a policy adviser in the Danish and European Parliaments, with a focus on economic policy, healthcare, and tax reforms.
David Moore
Executive vice president, US Operations until 5 February 2026

Mr Moore first joined Novo Nordisk in 2017 as senior vice president of Marketing and later senior vice president of Commercial, both at Novo Nordisk in the US, until leaving the company in 2019. Mr Moore re-joined Novo Nordisk in September 2022 as senior vice president for Corporate Development and in March 2023 he was promoted to executive vice president for Corporate Development. Effective January 1 2025, Mr Moore was appointed president of Novo Nordisk Inc., and executive vice president of US Operations. Mr Moore represents Novo Nordisk Inc. on the board of directors of the trade association PhRMA.

Prior to joining Novo Nordisk in 2017, Mr Moore held various commercial and executive roles with Johnson & Johnson, Tranzyme Pharma, Ocera Therapeutics and Cempra Pharmaceuticals. From 2019 to 2022 Mr Moore first served as CEO of the infectious disease business at Roivant Sciences, followed by being investment partner with Gurnet Point Capital.

Hong Chow
Executive vice president, Product & Portfolio Strategy effective 15 February 2026

Born July 1971.

Ms Chow joins Novo Nordisk in February 2026 as executive vice president of Product & Portfolio Strategy. Ms Chow joins Novo Nordisk from Merck KGaA in Germany. As member of the Merck Healthcare Executive Committee Ms Chow held the role of executive vice president and head of China and International, overseeing the healthcare business outside of North America. She also served as global head of the Cardiovascular, Metabolism, and Endocrinology portfolio, which included therapies for diabetes, cardiovascular, thyroid, and growth disorders. In addition, Ms Chow was responsible for Global Health and Health Equity. Previously, Ms Chow has held leadership roles of increasing global, regional and country responsibility in the pharmaceutical industry, including leadership position at Roche, where she led the pharmaceutical business in China, and at Bayer Healthcare in versatile roles. Before joining the pharmaceutical industry in 1997 Ms Chow started her career as a business analyst for Deloitte Consulting in London.

Ms Chow is a non-executive director of the Supervisory Board of Beiersdorf AG, Germany.

Novo Nordisk Form 20-F 2025

ITEM 6 DIRECTORS, EXECUTIVE MANAGEMENT AND EMPLOYEES

Jamey Millar
Executive vice president, US Operations effective 5 February 2026

Born June 1968.

Mr Millar joins Novo Nordisk in February 2026 as executive vice president of US Operations and president of Novo Nordisk Inc. Mr Millar brings over 30 years of leadership and industry experience, including leading several launches in large chronic diseases, such as asthma, COPD, and Major Depressive Disorder, as well as targeted therapies in oncology, blood disorders, and speciality therapeutics, and integrating Direct-to-Consumer (DTC) strategies. Mr Millar is a recognised expert in US commercial launches, Gross-to-Net/Payer strategies, R&D and Commercial planning, and product life-cycle management.

Before joining Novo Nordisk, Mr Millar worked for UnitedHealth Group as CEO of Optum Speciality Holdings. During his tenure with UnitedHealth, he also led Industry Relations, with responsibility for formulary management, manufacturer contracts, wholesaler agreements, network pharmacy agreements, and Optum Life Sciences. Mr Millar had a distinguished 20-year career at GlaxoSmithKline PLC, including roles as Senior Vice President of Managed Markets and Government Affairs, and Vice President/General Manager of the US Oncology Business Unit. Mr Millar began his career with Procter & Gamble Pharmaceuticals, working in the US and the UK.

Mr Millar holds no other management positions.

Elin Jäger
Senior vice president, chief of staff to CEO; Corporate Strategy & Sustainability

Ms Jäger has been with Novo Nordisk since 2012, starting as a Business Process Graduate and advancing through various marketing and strategic roles across Novo Nordisk both in HQ and affiliates. For the past eight years, she has served as the executive assistant and most recently corporate vice president for Corporate Affairs to the executive vice president of International Operations. As of 1 September 2025, Ms Jäger was promoted to senior vice president and chief of staff to the CEO of Novo Nordisk. As part of her role, she also heads up the corporate strategy responsibility in addition to her global sustainability efforts.
John F. Kuckelman
Senior vice president, Group General Counsel, Global Legal, IP and Security

Mr. Kuckelman joined Novo Nordisk in 2024 as Group General Counsel, responsible for Global Legal, Intellectual Property & Security.
Before joining Novo Nordisk, Mr. Kuckelman was General Counsel of Novartis Pharmaceuticals and General Counsel for Novartis Innovative Medicines International, based in Basel, Switzerland. During his tenure at Novartis, Mr. Kuckelman also served as General Counsel of Novartis Gene Therapies, in Chicago, Illinois, and as Head of Legal for Novartis in the Asia Pacific, Middle East and Africa region, based in Singapore. Mr. Kuckelman also held various leadership roles at Eli Lilly and Company during a ten-year period with the Indianapolis-based company, including serving as General Counsel of Elanco, Lilly’s animal health company, General Counsel of Lilly Asia Operations, based in Hong Kong, and as Lilly’s first global anti-corruption counsel. Before joining Lilly, Mr. Kuckelman was a partner at Shook, Hardy & Bacon, where he focused on product liability and complex litigation, litigating in jurisdictions throughout the United States.

The following individuals were part of the Executive Management during 2025, but are no longer members of the Executive Management:

Lars Fruergaard Jørgensen
President and chief executive officer (CEO)

Born November 1966.

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

Other positions and management duties: President of the European Federation of Pharmaceutical Industries and Associations (EFPIA) (presidency ended in June 2025), member of the board of directors at Danmarks Nationalbank (the Danish central bank).

Effective 6 August 2025, Mr Jørgensen stepped down from his role as CEO of Novo Nordisk.

Camilla Sylvest
Executive vice president, Commercial Strategy & Corporate Affairs

Born November 1972.

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

Other positions and management duties: Former member of the board of directors of Danish Crown A/S. Member of the board of directors of Argenx SE.

Effective 3 April 2025, Ms Sylvest stepped aside from her role as executive vice president of Commercial Strategy & Corporate Affairs.

Novo Nordisk Form 20-F 2025

ITEM 6 DIRECTORS, EXECUTIVE MANAGEMENT AND EMPLOYEES

Marcus Schindler
Executive vice president, Research & Early Development and chief scientific officer (CSO)

Born September 1966.

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

Other positions and management duties: Adjunct Professor of Pharmacology at the University of Gothenburg.

Effective 7 August 2025, Mr Schindler stepped aside from his role as executive vice president of Research & Early Development and chief scientific officer (CSO) .

Henrik Wulff
Executive vice president, CMC & Product Supply

Born November 1970.

Mr Wulff joined Novo Nordisk in 1998 in the logistic and planning function. From 2001 to 2008 he held different managerial roles within Novo Nordisk’s manufacturing organisation, Product Supply, before being appointed senior vice president of Diabetes API in Product Supply, Denmark. In 2012, Mr Wulff was appointed senior vice president of the worldwide division Diabetes Finished Products. In 2013, he was promoted senior vice president of Product Supply globally. In April 2015, Mr Wulff was promoted executive vice president and in 2019 his area of responsibility expanded to also cover Quality Assurance, Digital Data & IT.

Other positions and management duties: Member of the board of directors of Grundfos Holding A/S.

Effective 31 December 2025, Mr Wulff stepped aside from his role as executive vice president of CMC & Product Supply.

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

The Board of Directors is responsible for the overall strategic management and supervision of Novo Nordisk’s affairs and supervises the work of Executive Management. Executive Management is responsible for the day-to-day management of the Company, development and implementation of strategies and policies, the Company’s operations and organisation and timely reporting to the Board of Directors and Novo Nordisk’s stakeholders.

The key roles of members of the Board of Directors and members of Executive Management outside the Company are included in our Annual Report 2025 under the section ‘Governance’ on pages 36-39.

There are no family relationships between the Board of Directors, Executive Management or between any of the members of the Board of Directors and any member of Executive Management. No director or member of Executive Management has been elected according to an arrangement or understanding with shareholders, customers, suppliers or others. As required by the Danish Companies Act, members of the Board of Directors are elected by the general meeting by a simple majority vote. Members of the Board of Directors elected by the general meeting are elected for a term of one year until the next annual general meeting and may be re-elected. In addition, four employee representatives are elected for a statutory four-year term by the employees of Novo Nordisk A/S.

B. COMPENSATION
For compensation data in respect of the members of the Company’s Board of Directors, reference is made to section 2.1 'Highlights 2025', section 2.2 'Remuneration composition', section 2.4 'Board and committee fee levels 2025' and section 2.5 'Board remuneration 2025' in our Remuneration Report 2025.

For compensation data in respect of the members of the Company’s Executive Management, reference is made to section 3.1 'Highlights 2025', section 3.2 'Remuneration composition', section 3.4 'Executive remuneration in 2025’, section 3.5 'Short-term incentive programme 2025', section 3.6 'Long-term incentive programme design', section 3.7 'Long-term incentive programme 2023' and section 3.8 'Long-term incentive programmes 2024 and 2025' in our Remuneration Report 2025 and Note 5.1 'Share-based payment schemes' in the consolidated financial statements in our Annual Report 2025.

Novo Nordisk Form 20-F 2025

ITEM 6 DIRECTORS, EXECUTIVE MANAGEMENT AND EMPLOYEES
C. BOARD PRACTICES
The year of election and term for each member of the Board of Directors is included on pages 37-38 of our Annual Report 2025. The year of appointment for each member of Executive Management is included in Item 6A.

The Audit Committee
The Audit Committee mainly assists the Board of Directors with the oversight of: external auditors; the internal audit function; handling complaints reported through the Compliance Hotline (the Company's whistleblower complaint system); financial and sustainability reporting (environmental, social and governance); enterprise risk management system and the operational risk profile of the Company; financial counterpart exposure; internal controls over financial and ESG reporting; business ethics compliance; information security; insurance coverage and special theme reviews.

Under Danish law, the statutory external auditor is elected by the general meeting. All shareholders as well as the Board of Directors have the right to propose external auditor candidates for election. The Audit Committee recommends to the Board of Directors the statutory external auditor to be nominated by the Board of Directors and elected by the shareholders at the annual general meeting.

As part of its oversight of external reporting, the Audit Committee perform assessments of the risk exposure of Novo Nordisk, including the impact on the financial and sustainability processes and accounting for material legal and tax issues. The Audit Committee has quarterly discussions with the chief financial officer, chief compliance officer, the general counsel, head of group internal audit and the external auditor. The chief financial officer is charged with responsibility for the tax strategy and policy, which is approved by the Board of Directors.

The Audit Committee consists of three members elected by and from the Board of Directors. One member of the Audit Committee is designated as chair and one member is an employee-elected member of the Board of Directors.

In November 2025, the Board of Directors elected the following members to the Audit Committee: Stephan Engels (chair and member since 2025, independent), Cees de Jong (member since 2025, independent), Mette Bøjer Jensen (re-elected, member since 2022, employee-elected member of the Board of Directors, not independent but relies on an exemption, reference is made to item 16D in this Form 20-F).

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

In November 2025, the Board of Directors elected the following members to the Remuneration Committee: Cees de Jong (chair and member since 2025, independent), Elisabeth Dahl Christensen (re-elected, member since 2022, employee-elected member of the Board of Directors, not independent), Stephan Engels (member since 2025, independent) and Britt Meelby Jensen (member since 2025, not independent).

Directors’ service contracts
Reference is made to the section ‘Corporate Governance’, pages 39-40 of our Annual Report 2025 for the description of the termination payments for Executive Management.

D. EMPLOYEES
Reference is made to Note 2.4 'Employee costs' in the consolidated financial statements in our Annual Report 2025 regarding the total number of full-time employees in Novo Nordisk at year-end for the years 2025–2023. Employees outside Denmark as a percentage of the total number of employees for 2025 was 57% (2024: 54% and 2023: 55%).

Novo Nordisk underwent a company-wide transformation in 2025 as described in Item 4, reducing the number of employees to 69,505 by year-end equal to 10% reduction when comparing to year-end 2024.

Executive Management believes that the Company has a good relationship with its employees in general and with the labour unions of the Novo Nordisk employees.

E. SHARE OWNERSHIP

Novo Nordisk Form 20-F 2025

ITEM 6 DIRECTORS, EXECUTIVE MANAGEMENT AND EMPLOYEES
For information on the Board of Directors and Executive Management members' individual holdings of shares and restricted stock units, including shares and restricted stock units granted in the year ended 31 December 2025 and trading in shares by the Board of Directors and Executive Management in the same period, reference is made to section 2.6 'Shareholdings of Board Members' and section 3.9 'Shareholdings of executives' in our Remuneration Report 2025 and Note 5.1 'Share-based payment schemes' in the consolidated financial statements in our Annual Report 2025. As of February 3, 2026, the members of the Board of Directors and executives held 1,173,813 B shares, representing in the aggregate less than 1% of the beneficial ownership of the Company.

In the period from 1 January 2026 until 3 February 2026, no B shares were sold or purchased by the members of the Board of Directors or executives. The internal rules on trading in Novo Nordisk securities by members of the Board of Directors and Executive Management only permit trading in the 15 calendar day period following each quarterly earnings announcement. For information on vested shares for Executive Management on 4 February 2026, reference is made to section 3.7 'Long-term incentive programme 2023’ in our Remuneration Report 2025.

For further information, reference is made to Note 5.1 'Share-based payment schemes' in the consolidated financial statements in our Annual Report 2025.

F. DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION
None.

ITEM 7        MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS
For information on major shareholders reference is made to ‘Shares and capital structure’ on pages 18-19 of our Annual Report 2025.

The Novo Nordisk Foundation (the 'Foundation') owns its shares in Novo Nordisk A/S through Novo Holdings A/S. The purpose of Novo Holdings A/S is to administer the Foundation's portfolio of securities and minority capital interests and to administer and vote on their A shares and B shares in Novo Nordisk A/S, thereby securing a satisfactory financial return for Novo Holdings A/S' sole shareholder, the Foundation.

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

Under Novo Holdings A/S’ statutes, Novo Holdings A/S is governed by a board of directors, which must be comprised of three to nine members elected annually by the shareholders. According to the Foundation’s statutes, its board can and shall provide for members of its own board of directors to be elected to Novo Holdings A/S’ board of directors. Novo Holdings A/S’ board of directors is currently comprised of nine members, two of whom are also members of the Foundation’s board of directors (Steen Risgaard and Lars Green) and one of whom is also member of the board of directors of Novo Nordisk A/S (Britt Meelby Jensen). Moreover, the chief executive officer of Novo Holdings A/S (Kasim Kutay) is also a member of the Board of Directors of Novo Nordisk A/S. The chair of the Foundation’s board of directors (Lars Rebien Sørensen) serves as the chair of Novo Nordisk A/S’ board of directors.

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

For further information reference is made to ‘Shares and capital structure’ on pages 18-19 of our Annual Report 2025.

The B shares of Novo Nordisk A/S are registered with Euronext Securities (legal name: VP Securities A/S (‘Euronext‘) and are not represented by certificates. Generally, Euronext does not provide the Company with information with respect to registration. However, set forth below is information as of 3 February 2026 with respect to (a) any shareholder who is known to the Company to be the owner

Novo Nordisk Form 20-F 2025

ITEM 8 FINANCIAL INFORMATION
of more than 5% of any class of Novo Nordisk A/S' securities and (b) the total amount of any class owned by Novo Nordisk A/S and its subsidiaries (treasury shares) and by the Board of Directors and executives as a group:

Title of class	Identity of person or group	Shares owned		Percent of class	Percent of total votes

A shares	Novo Holdings A/S	1,074,872,000		100.00	76.02
B shares	Novo Holdings A/S	177,560,500		5.24	1.26
B shares	Novo Nordisk A/S and subsidiaries (treasury shares)	21,375,280	*	0.63	0.15
B shares	Board of Directors and executives	1,173,813		0.03	0.01
*) Treasury shares are included, however, voting rights of treasury shares cannot be exercised.

For information on share repurchases under the Company's share repurchase programme reference is made to Note 4.2 ‘Distribution to shareholders’ in the consolidated financial statements in our Annual Report 2025.

There is no complete record of all shareholders, nor of US shareholders, and therefore it is not possible to give an accurate breakdown of geographical distribution of share capital nor of the number of B shareholders by country of residence. Additionally, certain of our B shares are held by brokers or other nominees and, as a result, the number of holders of record is not representative of the number of beneficial holders or of the residence of such beneficial holders.

However, based on available sources of information, as of 31 December 2025 it is estimated that share capital (including A and B share capital) was geographically distributed in the following manner: 39% Denmark, 25% North America, 5% UK, and 31% Other.

Furthermore, JPMorgan Chase Bank, N.A., our ADR Depositary, has informed us that as of 31 December 2025 the total number of ADRs outstanding was 488,654,572 representing approximately 15.31% of the issued B share capital outstanding (excluding treasury shares and shares held by Novo Holdings A/S) as at that date. All of the Company’s ADRs are held of record by the Depositary. For more information regarding our ADRs, see Item 12D below.

B. RELATED PARTY TRANSACTIONS
Related parties include the Novo Nordisk Foundation, Novo Holdings A/S, Novonesis A/S, Catalent Group, Innate Pharma SA, Xellia Pharmaceuticals ApS, Altasciences Group, Single Use Support Group, Ellab Group, Sonion A/S (due to shared controlling shareholder, Novo Holdings A/S) and NNIT A/S being an associated company with shared controlled shareholding between Novo Holdings A/S and Novo Nordisk A/S.

In 2024, Novo Nordisk acquired three fill-finish sites from Novo Holdings A/S in connection with a transaction where Novo Holding A/S acquired Catalent, Inc. The purchase price of the three sites totalled USD 11.7 billion, which was mainly debt-financed. In 2025, a closing mechanism adjustment was made to the purchase price. At the end of 2025, closing mechanism considerations were still to be finally confirmed with Novo Holdings A/S.

Other Related party transactions in 2025, 2024 and 2023 were primarily payments for services provided between the Novo Nordisk Group and the Novonesis Group, Catalent Group, Altasciences Group, Single Use Support Group, Ellab group and transactions with associated companies. The overall financial impact of these related party transactions is limited.

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

Since 31 December 2025, there have been no further significant transactions with related parties out of the ordinary course of business. For further information reference is made to Note 5.4 ‘Related party transactions’ in the consolidated financial statements in our Annual Report 2025.

C. INTERESTS OF EXPERTS AND COUNSEL
Not applicable.

Novo Nordisk Form 20-F 2025

ITEM 9 THE OFFER AND LISTING
ITEM 8        FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
The financial statements required by this item accompany this annual report in the form of our Annual Report 2025 (filed as Exhibit 15.1 to this Form 20-F).

Legal proceedings
Reference is made to Note 3.6 ‘Provisions and contingent liabilities’ in the consolidated financial statements in our Annual Report 2025.

Dividends
Reference is made to ‘Shares and capital structure’, on pages 18-19 of our Annual Report 2025.

B. SIGNIFICANT CHANGES
No significant events have occurred since the date of 31 December 2025, other than those disclosed in the annual financial statements, reference is made to Note 2.1 'Net sales and rebates' and note 3.6 'Provisions and contingent liabilities' in the consolidated financial statements in our Annual Report 2025. For description of important events and achievements in 2025, reference is made to ‘Introducing Novo Nordisk’ on pages 3-11 and ‘2025 performance and 2026 outlook’ on pages 14-18 of our Annual Report 2025.

ITEM 9        THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS
The Company's B shares are listed in Denmark on Nasdaq Copenhagen, and traded under the symbol "NOVO-B". The Company's ADRs are traded on the New York Stock Exchange (the "NYSE") under the symbol "NVO". See Exhibit 2.2 to this Form 20-F for a description of the B Shares.

B. PLAN OF DISTRIBUTION
Not applicable.

C. MARKETS
Reference is made to ‘Shares and capital structure’, on pages 18-19 of our Annual Report 2025.

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

D. EXCHANGE CONTROLS
Other than the Danish rules on screening of certain foreign direct investments ("FDI"), etc. in Denmark (the "Danish FDI Rules") and applicable international trade and financial sanctions as outlined below, (i) there are no governmental laws, decrees, or regulations in

Novo Nordisk Form 20-F 2025

ITEM 10 ADDITIONAL INFORMATION
Denmark (including, but not limited to, foreign exchange controls) that restrict the export or import of capital, or that affect the remittance of dividends, interest or other payments to non-resident holders of the B shares or the ADRs, and (ii) there are no limitations on the right of non-resident or foreign owners to hold or vote the B shares or the ADRs imposed by the laws of Denmark or the Articles of Association of the Company or any other of its constitutional documents.

Under the Danish FDI Rules, a screening mechanism applies to foreign direct investments in certain sensitive sectors, if the foreign investor obtains at least 10% ownership or voting rights, or equivalent control by other means. Among such sensitive sectors are companies and entities within critical infrastructure in Denmark that are necessary to maintain or restore the production, registration, distribution, and monitoring of prescription drugs. If a contemplated foreign direct investment in Novo Nordisk A/S is considered to fall within the scope of the mandatory screening mechanism, the foreign investor is required to apply for prior authorisation with the Danish Business Authority. FDI filings, notifications or approvals may under certain circumstances also be required in non-Danish jurisdictions.
If a foreign investor fails to comply with the Danish FDI Rules, the Danish Business Authority may impose restrictions, inter alia, ordering to reverse the investment or to suspend the foreign investor's voting rights.

International trade and financial sanctions are continually evolving. If applicable, such international trade and financial sanctions may under certain circumstances prevent the possibility of export and import of capital, and affect the remittance of dividends, interests and other payments to the non-resident holders of the B shares or the ADRs. In addition, international trade and financial sanctions may also restrict the right to acquire, transfer, hold or vote the B shares and ADRs. Failure to comply with international trade and financial sanctions can lead to criminal and civil liability.

E. TAXATION

Danish Taxation
The following summary outlines certain Danish tax consequences to US Holders (as defined below):

Withholding Tax
Generally, Danish withholding tax is deducted from dividend payments to US Holders at a 27% rate, the rate generally applicable to non-residents in Denmark without regard to eligibility for a reduced treaty rate. Under the current Convention between the Government of the United States of America and the Government of the Kingdom of Denmark for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income (the ‘Current Convention’), the maximum rate of Danish tax that may be imposed on a dividend paid to a US. Holder that does not have a ‘permanent establishment’ (as defined therein) in Denmark is generally 15% and, for certain pension funds, 0% (each, the ‘Treaty Rate’). US Holders eligible for the Treaty Rate may apply to the Danish tax authorities to obtain a refund to the extent that the amount withheld reflects a rate in excess of the Treaty Rate (any such amount, the ‘Excess Withholding Tax’).

Any US Holders of ADRs wishing to apply for a refund of Excess Withholding Tax will have to provide a Danish Claim for Refund of Danish Dividend Tax, a properly completed US Internal Revenue Service Form 6166 and additional documentation including: proof of dividend received; proof of ownership of the ADR and eligibility for the dividend received and proof that the dividend received was reduced by an amount corresponding to the Danish withholding tax. These documentation requirements may be expanded and may be subject to change. Refund claims must be filed within the three-year period following the date in which the dividend was paid in Denmark.

Information on tax reclaims, how they should be filed and the requisite tax forms may be obtained from:

JPMorgan Chase Bank, N.A.
c/o Globe Tax Services, Inc.
1 New York Plaza, 34th Floor
New York, New York 10004 USA
Phone: +1 (212) 747 9100

In late 2025, the Danish National Tax Tribunal (in Danish: Landsskatteretten) issued a ruling which raises uncertainty regarding whether US Holders should be considered “shareholders” in the Company for Danish tax purposes, and consequently, whether such holders are entitled to apply for the refund of Excess Withholding Tax.

US Holders should consult their tax advisers regarding dividend withholding tax refunds.

Novo Nordisk Form 20-F 2025

ITEM 10 ADDITIONAL INFORMATION
Sale or Exchange of ADRs or B Shares
Any gain or loss realised on the sale or other disposition of ADRs or B shares by a US Holder that is not either a resident of Denmark or a corporation that is doing business in Denmark is not subject to Danish taxation. In addition, any non-resident of Denmark may remove from Denmark any convertible currency representing the proceeds of the sales of ADRs or B shares in Denmark.

US Taxation
The following summary outlines certain US federal income tax consequences for US Holders (defined below) of owning and disposing of ADRs or B shares. A ‘US Holder’ is a person that, for US federal income tax purposes, is a beneficial owner of ADRs or B shares that is eligible for the benefits of the Current Convention and is (i) a citizen or individual resident of the United States, (ii) a corporation, or other entity taxable as a corporation, created or organised in or under the laws of the United States or any state therein or the District of Columbia, or (iii) an estate or trust the income of which is subject to US federal income taxation regardless of its source. This discussion applies only to a US Holder that holds ADRs or B shares as capital assets for US tax purposes and does not apply to persons that own or are deemed to own ADRs or common shares representing 10% or more of the voting power or value of Novo Nordisk. In addition, this discussion does not describe all of the tax consequences or potentially different tax consequences that may be relevant in light of the US Holder’s particular circumstances, including tax consequences applicable to US Holders subject to special rules, such as certain financial institutions, entities classified as partnerships for US federal income tax purposes, persons subject to the provisions of the US Internal Revenue Code and Treasury regulations thereunder commonly known as the Medicare contribution tax, persons subject to any minimum tax, or persons holding ADRs or B shares in connection with a trade or business conducted outside of the United States. This discussion is based, in part, on certain representations by the Depositary and assumes that each obligation under the deposit agreement will be performed in accordance with its terms. This discussion assumes that the Company is not, and will not become, a passive foreign investment company for US federal income tax purposes.

For US federal income tax purposes, the holders of ADRs will be treated as the beneficial owners of the underlying B shares. Accordingly, no gain or loss for US federal income tax purposes will be recognised if a US Holder exchanges ADRs for the underlying B shares represented by those ADRs or B shares for ADRs.

Taxation of Distributions
For US federal income tax purposes, the gross amount of distributions on ADRs or B shares received by US Holders, before reduction for any Danish tax withheld, generally will be included in the US Holder’s income as foreign-source dividend income and will not be eligible for the dividends-received deduction generally available to US corporations. The amount of any dividend income paid in Danish kroner will be the US dollar amount calculated by reference to the exchange rate in effect on the date of the US Holder’s, or, in the case of ADRs, the Depositary’s receipt of the dividend regardless of whether the payment is in fact converted into US dollars at that time. If the dividend is converted into US dollars on the date of receipt, a US Holder should not be required to recognise foreign currency gain or loss in respect of the dividend income. A US Holder may have foreign currency gain or loss if the dividend is converted into US dollars after the date of receipt. US Holders that receive a refund of Danish withholding tax after the dividend is received, as discussed above under the section ‘Danish Taxation Withholding Tax,’ may be required to recognise foreign currency gain or loss with respect to the amount of the refund. US Holders should consult their tax advisers regarding whether any foreign currency gain or loss should be recognised in connection with distributions on ADRs or B shares.

Subject to applicable limitations and conditions under US federal income tax law, dividends paid to certain non-corporate US Holders may be taxable at favourable rates. In order to be eligible for the favourable rates, a non-corporate US Holder must fulfil certain holding period and other requirements.

Subject to applicable limitations under US federal income tax law, a US Holder generally will be eligible to credit against its US federal income tax liability Danish taxes on dividends on ADRs or B shares to the extent withheld at a rate not exceeding the applicable rate under the Current Convention (any reduced rate on dividends under the Current Convention, if applicable to a US Holder, is referred to herein as the "treaty rate"). The rules governing foreign tax credits are complex and, therefore, US Holders should consult their tax advisers regarding the availability of foreign tax credits (or in lieu thereof, the deductibility of all non-US taxes paid or accrued in the taxable year) generally and in their particular circumstances. As discussed above under the section ’Danish Taxation - Withholding Tax’, there is currently uncertainty regarding ADR holders´ability to claim a refund from the Danish tax authorities with respect to Danish taxes withheld from dividends in excess of the treaty rate. A US Holder of ADRs that is entitled to taxation at the treaty rate on dividends may not be able to credit against its US federal income tax liability the portion of Danish taxes withheld in excess of that rate. A US Holder of ADRs that is entitled to taxation at the treaty rate on dividends but is denied a refund of Danish taxes withheld in excess of that rate should consult its tax adviser regarding any proceedings that may need to be invoked in order to pursue such refund from the Danish tax authorities.

Sale or Exchange of ADRs or B Shares

Novo Nordisk Form 20-F 2025

ITEM 10 ADDITIONAL INFORMATION
A US Holder will recognise capital gain or loss for US federal income tax purposes on a sale or other disposition of ADRs or B shares, which will be long-term capital gain or loss if the US Holder held the ADRs or B shares for more than one year. The amount of the gain or loss will equal the difference between the US Holder’s tax basis in the ADRs or B shares disposed of and the amount realised on the disposition, in each case as determined in US dollars. Such gain or loss will generally be US source gain or loss for foreign tax credit purposes.

Information Reporting and Backup Withholding
Payments of dividends and sales proceeds that are made within the United States or through certain US related financial intermediaries may be subject to information reporting and backup withholding, unless (i) the US Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the US Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

The amount of any backup withholding from a payment to a US Holder will be allowed as a credit against the holder’s US federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

Certain US Holders who are individuals (and certain specified entities) may be required to report information relating to securities issued by a non-US person or non-US accounts through which such securities are held, subject to certain exceptions (including an exception for securities held in accounts maintained by US financial institutions). US Holders should consult their tax advisers regarding their possible reporting obligations with respect to the ADRs or B shares.

The foregoing sections offer a general description and US Holders should consult their tax advisers to determine the US federal, state, local and non-US tax consequences of owning and disposing of ADRs or B shares in their particular circumstances.

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

Copies of this Form 20-F as well as our Annual Report 2025, Annual Report 2024 and Remuneration Report 2025 can be downloaded from the investors page at novonordisk.com. The contents of this website are not incorporated by reference into this Form 20-F. This Form 20-F is also filed and can be viewed via EDGAR on www.sec.gov.

I. SUBSIDIARY INFORMATION
Not applicable.

ITEM 11    QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

Financial exposure and financial risk management
For a description and discussion of the Company’s foreign exchange risk management, interest rate risk management, liquidity risk management and credit risk management, reference is made to Note 4.4 ‘Financial risks’ in the consolidated financial statements and the section ‘Risk management’ on pages 41-42 of our Annual Report 2025.

Sensitivity analysis
When conducting a sensitivity analysis, the Group assesses the change in fair value on the market-sensitive instruments following hypothetical changes in market rates and prices. The rates used to mark-to-market the instruments are market data as of 31 December 2025.

Interest rate sensitivity analysis
For information on Interest rate sensitivity analysis in the financial year of 2025, reference is made to Note 4.4 ‘Financial risks’ in the consolidated financial statements in our Annual Report 2025.

Novo Nordisk Form 20-F 2025

ITEM 12 DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Foreign exchange sensitivity analysis
For information on Foreign exchange sensitivity analysis in the financial year of 2025, reference is made to Note 4.4 ‘Financial risks’ in the consolidated financial statements and the section ‘Risk management’ on pages 41-42 of our Annual Report 2025.

ITEM 12    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. DEBT SECURITIES
Not applicable.

B. WARRANTS AND RIGHTS
Not applicable.

C. OTHER SECURITIES
Not applicable.

D. AMERICAN DEPOSITARY SHARES
Novo Nordisk’s ADR programme is administered by J.P. Morgan Depositary Receipts Group as Depositary, JPMorgan Chase Bank, N.A., 383 Madison Avenue, Floor 11, New York, United States. The ADRs are traded under the symbol "NVO" on the New York Stock Exchange and the underlying security is the Novo Nordisk B share, NOVO-B on Nasdaq Copenhagen. Each ADR represents one deposited Novo Nordisk B share. One ADR carries the same voting rights as one Novo Nordisk B share.

The Depositary distributes relevant notices, reports and proxy materials to the holders of the ADRs. When dividends are paid to shareholders, the Depositary converts the amounts into US dollars and distributes the dividends to the holders of the ADRs. See Exhibit 2.1 to this Form 20-F for a description of the rights of holders of the ADRs.
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

For the calendar year 2025, Novo Nordisk received a payment of USD 16,593,599 under the terms of its revenue sharing arrangement with JPMorgan Chase Bank, N.A.

Novo Nordisk Form 20-F 2025

ITEM 13 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
PART II

ITEM 13    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

ITEM 15    CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures
Novo Nordisk maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in reports that Novo Nordisk files or submits under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarised and reported, within the time periods specified in the rules and forms of the United States Securities and Exchange Commission (the "SEC"), and that such information is accumulated and communicated to Management of the Company, including the chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Novo Nordisk Management, including the chief executive officer and chief financial officer, evaluated the Company’s disclosure controls and procedures as of 31 December 2025. Based on this evaluation, the Company’s chief executive officer and chief financial officer concluded that as of 31 December 2025, the Company’s disclosure controls and procedures were effective at the reasonable assurance level.

In designing and evaluating the disclosure controls and procedures, Management recognised that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

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

Novo Nordisk Management, including the chief executive officer and chief financial officer, assessed the effectiveness of the Company’s internal control over financial reporting as of 31 December 2025, using the criteria established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (‘COSO’). Based on this assessment, Novo Nordisk Management, including the chief executive officer and chief financial officer, concluded that, as of 31 December 2025, the Novo Nordisk Group’s internal control over financial reporting was effective based on criteria stated in Internal Control – Integrated Framework (2013) issued by the COSO.

The Company’s 2025 acquisition of Akero Therapeutics, Inc. has been excluded from the scope of management’s assessment and conclusion on internal control over financial reporting as of 31 December 2025, as the acquisition was completed on 9 December 2025. The acquisition is included in the 2025 consolidated financial statements in our Annual Report 2025 and in the aggregate represents 5% of total assets as of 31 December 2025, and less than 1% of net profit for the year ended 31 December 2025.

The effectiveness of the Company’s internal control over financial reporting as of 31 December 2025 has been audited by Deloitte, Statsautoriseret Revisionspartnerselskab, Denmark, an independent registered public accounting firm, as stated in their report which appears on pages 37-38 of this Form 20-F.

Novo Nordisk Form 20-F 2025

ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERTS
Changes in internal controls over financial reporting
There were no changes in the Company’s internal control over financial reporting that occurred during the year ended 31 December 2025 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A    AUDIT COMMITTEE FINANCIAL EXPERT

The Audit Committee is comprised of three members elected by the Board of Directors. Audit Committee member Stephan Engels is designated as both Audit Committee chair, and as Audit Committee financial expert as defined by the SEC.

Two members qualify as independent as defined by the SEC and one member relies on an exemption. See item 16D below. The chair, Stephan Engels is independent as defined by the SEC.

Reference is made to pages 37-39 of our Annual Report 2025 for the name, position and experience for the members of the Audit Committee.

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

ITEM 16C    PRINCIPAL ACCOUNTANT FEES AND SERVICES

Reference is made to Note 5.5 ‘Fees to statutory auditors’ in the consolidated financial statements in our Annual Report 2025 regarding fees paid to our statutory auditors.

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

Audit-Related Fees
Fees for audit-related services consist of fees incurred for assurance and related services provided by the independent auditor but not restricted to those that can only be provided by the auditor signing the audit report. This includes, amongst others, the assurance provided on the Company’s Sustainability statement included in the Annual Report 2025 and also includes work concerning review of interim financial information and interpretation of financial accounting reporting standards.

Tax Fees
Fees for tax advisory services include fees incurred for tax compliance services, tax due diligence relating to potential acquisitions, tax consultations and assistance in connection with tax audits and transfer pricing.

Other Fees
Fees for other services includes consultancy services pertaining to digital initiatives within Novo Nordisk’s Research & Development function, Human Resources due diligence services relating to potential acquisitions and other permissible services not included in the categories above.

Novo Nordisk Form 20-F 2025

ITEM 16D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Pre-approval policies
The Audit Committee assesses and pre-approves all audit and non-audit services provided by the statutory auditors. The pre-approval includes the type of service and a fee budget. Furthermore, the Audit Committee receives a quarterly update on actual services provided and fees realised.

ITEM 16D    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Novo Nordisk’s ADRs are listed on the New York Stock Exchange, the corporate governance rules of which require a foreign private issuer such as Novo Nordisk to have an Audit Committee that satisfies the requirements of Rule 10A-3 under the US Securities Exchange Act of 1934, as amended. These requirements include a requirement that the Audit Committee be composed of members that are “independent” of the issuer, as defined in the Rule, subject to certain exemptions.

Of the current three members of Novo Nordisk’s Audit Committee, two are considered independent, including the chair Stephan Engels, and one member relies on an exemption.

Mette Bøjer Jensen is a current employee of Novo Nordisk A/S who has been elected to the Board of Directors by the employees pursuant to the Danish Companies Act (in Danish: "Selskabsloven"). The Danish Companies Act requires any limited liability company with more than 35 employees on average over a three-year period to organise a vote in which the employees are entitled to decide whether they would like employee representation on the Board of Directors. Mette Bøjer Jensen is not an executive officer of Novo Nordisk. Accordingly, her service on the Audit Committee is permissible pursuant to the exemption from the independence requirements provided for by paragraph (b)(1)(iv)(C) of Rule 10A-3.

Novo Nordisk does not believe the reliance on such exemptions would materially adversely affect the ability of the Audit Committee to act independently and to satisfy the other requirements of the Rule 10A-3.

ITEM 16E    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

	Total Number of Shares Purchased (a)*	Average Price Paid per Share in DKK (b)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programmes (c)	Maximum Approximate Value of Shares that may yet be purchased under the Plans or Programmes in DKK (d)
2024 repurchase programme				20,000,000,000
Status year end 2024**	22,514,974	826.66	22,514,974	1,387,874,200
1-31 January 2025	2,187,164	607.07	24,702,138	60,112,045
3 February 2025	100,455	598.38	24,802,593	2,050
Total***	24,802,593	806.37	24,802,593	2,050
*) All shares purchased through a publicly announced programme.
**) Shares purchased under 2024 repurchase programme during 2024.
***) As of 3 February 2025, Novo Nordisk had since February 1, 2024, repurchased a total of 24,802,593 B shares equal to a transaction value of DKK 20 billion thereby concluding the 2024 repurchase programme.

Note to column (a) and (d)
The Board of Directors has been authorised by the annual general meeting to have the Company acquire up to 10% of the share capital at the price quoted at the time of the purchase with a deviation of up to 10%. This authorisation is renewed annually at the annual general meeting. If the limit of 10% is reached, a number of shares would have to be cancelled before further purchases can be made. The cancellation of shares must be approved by the shareholders.

Under this authorisation, a share repurchase programme for 2024 of DKK 20 billion initiated in February 2024, was completed in February 2025. Column (a) shows shares Novo Nordisk purchased as part of this share repurchase programme. The shares have been purchased through a bank directly in the market or directly from Novo Holding A/S. No new repurchase programme was initiated in 2025.

ITEM 16F CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT
Not applicable.

Novo Nordisk Form 20-F 2025

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

Further, Novo Nordisk A/S has ADRs listed on NYSE and is therefore required to comply with certain US securities laws and regulations, including the Sarbanes-Oxley Act, and the NYSE Corporate Governance Standards (the “NYSE Standards”) applicable to listed companies as described in the NYSE Listed Company Manual’s Section 303A. As a Foreign Private Issuer ("FPI"), Novo Nordisk A/S is permitted to follow the corporate governance practice of its home country in lieu of certain provisions of the NYSE Standards.

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

Below is a list of practices followed by Novo Nordisk A/S as a foreign private issuer that differ from certain corporate governance requirements under the NYSE Standards:

Independence requirements
Under the NYSE Standards, listed companies must have at least a majority of independent directors and no director qualifies as “independent” unless the Board of Directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organisation that has a relationship with the Company).

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

As permitted by the NYSE standards applicable to FPIs and in accordance with Danish law and practice, the Board of Directors generally determines whether its members qualify as independent under the Danish Corporate Governance Recommendations. The Board of Directors has also determined whether each member of the Audit Committee qualifies as independent under Rule 10A-3 in the Securities Exchange Act. Such determination is disclosed in the Annual Report 2025. Further, the Annual Report 2025 provides detailed and individual information regarding the members of the Board of Directors, but it does not explicitly identify which Board members the Board of Directors considers independent under the NYSE Standards.

The Audit Committee
Under Section 303A.06 of the NYSE Standards, the Audit Committee of a listed company must be composed entirely of independent directors as set out in Section 303A.02 and, in the absence of an applicable exemption, Rule 10A-3(b)(1). The members of the Audit Committee are appointed at a Board meeting held immediately following the annual general meeting. In 2025, the current Audit

Novo Nordisk Form 20-F 2025

ITEM 16G CORPORATE GOVERNANCE
Committee was appointed at a Board meeting following an Extraordinary General Meeting on 14 November 2025. The Audit Committee has three members, two of whom are considered independent under Rule 10A-3.

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

The Remuneration Committee
Under the NYSE Standards listed companies must have a compensation committee composed entirely of independent directors. Compensation committee members must satisfy the additional independence requirements specific to compensation committee membership set forth in section 303A.02(a)(ii). The NYSE Standards state that in affirmatively determining the independence of any director who will serve on the compensation committee of the listed company’s Board of Directors, the Board of Directors must consider all factors specifically relevant to determining whether a director has a relationship to the listed company which is material to that director’s ability to be independent from management in connection with the duties of a compensation committee member.

As a controlled company, Novo Nordisk A/S is exempt from the requirement to establish a compensation committee. The Board of Directors has, however, established a Remuneration Committee. The members of the Remuneration Committee are appointed at a Board meeting held immediately following the annual general meeting, and additionally during 2025 after the Extraordinary General Meeting held on 14 November 2025. When appointing the members, the Board of Directors considers relevant factors to determine whether any member of the Remuneration Committee has a relationship to Novo Nordisk that would materially affect the member’s ability to exercise judgment independent from management. The Danish Corporate Governance Recommendations recommend that a majority of the members of a board committee should qualify as independent. Under the Danish Corporate Governance Recommendations, half of the members of the Remuneration Committee are considered independent, as opposed to the majority as recommended. This is to allow for representation from both employee-elected member of the Board of Directors and members of the Board of Directors representing the controlling shareholder, while maintaining an operational structure comprising relatively few members. The composition of the Remuneration Committee thus deviates from the Danish Corporate Governance Recommendations with respect to the recommendation on independence in board committees. However, as Novo Nordisk A/S explains its chosen approach, Novo Nordisk A/S is considered as in compliance with the recommendation by the Danish Corporate Governance Recommendations.

The People & Governance Committee
Under the NYSE Standards listed companies must have a nominating/corporate governance committee composed entirely of independent directors. As a controlled company, Novo Nordisk A/S is exempt from the requirement. The Board of Directors has, however, established a People & Governance Committee and the members of the People & Governance Committee are appointed at a Board meeting held immediately following the annual general meeting and additionally during 2025 after the Extraordinary General Meeting held on 14 November 2025. The Danish Corporate Governance Recommendations recommend that a majority of the members of a board committee should qualify as independent. Under the Danish Corporate Governance Recommendations, less than half of the members of the People & Governance Committee are considered independent, as opposed to the majority as recommended. This is to allow for representation from both employee-elected members of the Board of Directors and members of the Board of Directors representing the controlling shareholder, while maintaining an operational structure comprising relatively few members. The composition of the People & Governance Committee thus deviates from the Danish Corporate Governance Recommendations with respect to the recommendation on independence in board committees. However, as Novo Nordisk A/S explains its chosen approach, Novo Nordisk A/S is considered as in compliance with the recommendation by the Danish Corporate Governance Recommendations.

Equity-compensation plans
Under Section 303A.08 of the NYSE Standards, shareholders must be given the opportunity to vote on all equity compensation plans and material revisions thereto, with certain limited exceptions. The Remuneration Policy adopted by the annual general meeting describes remuneration of the members of the Board of Directors and Executive Management. Adjustments to the policy were most recently adopted by the annual general meeting in March 2024 to adjust the remuneration of the Board of the Directors. The Remuneration Policy applies to Board of Directors’ and Executive Management’s remuneration in relation to the calendar year 2024 onwards. All incentive programmes offered to the members of Board of Directors and/or Executive Management shall comply with the framework set out in the Remuneration Policy. However, under Danish law, the practice of voting on equity compensation plans is not

Novo Nordisk Form 20-F 2025

ITEM 16H MINE SAFETY DISCLOSURE
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

At Novo Nordisk, cybersecurity risk management is an integral part of our enterprise risk management framework defined in our information security framework. The framework aligns with industry best practice covering IT infrastructure, IT systems, and third-party service providers, and includes steps for identifying and assessing the severity of a cybersecurity threat, evaluating the potential business impact, implementing countermeasures and mitigation strategies, and informing executive management of material cybersecurity threats and incidents. Risks are consolidated across business areas and integrated into the enterprise risk management framework, where the likelihood and impact of cybersecurity risk scenarios are evaluated for risk treatment by executive management and reported to the Board of Directors. The cybersecurity risk management programme is validated through peer-benchmarked

Novo Nordisk Form 20-F 2025

ITEM 16I DISCLOSURES REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
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

Novo Nordisk cybersecurity programmes and teams are under the direction of our Chief Information Security Officer (CISO) in alignment with the strategic direction set by executive management. Novo Nordisk CISO is a senior IT executive with extensive experience in IT infrastructure and IT operations, and relevant experience in information security. Our teams are comprised of certified and experienced information systems security professionals and information security managers.

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

In 2025, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see 'Risk Factors—The potential risk on our business as a result of cybersecurity breaches' under Item 3.D.

Novo Nordisk Form 20-F 2025

ITEM 17 FINANCIAL STATEMENTS
PART III

ITEM 17    FINANCIAL STATEMENTS
See response to Item 18.

ITEM 18    FINANCIAL STATEMENTS

The financial statements required by this item accompany this annual report in the form of our Annual Report 2025 (see Item 19).

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

The non-IFRS financial measures presented in our Annual Report 2025 are:
•Net sales and operating profit in constant exchange rates;
•EBITDA and EBITDA growth at constant exchange rates;
•Adjusted net profit and Adjusted diluted earnings per share ("Adjusted diluted EPS")
•Free cash flow;
~~•~~Cash to earnings;
•Net debt and Net debt/EBITDA; and
•Return on invested capital (ROIC).

Reference is made to the section ‘Non-IFRS financial measures’ on pages 115-118 in our Annual Report 2025.

Novo Nordisk Form 20-F 2025

ITEM 18 FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Novo Nordisk A/S

Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Novo Nordisk A/S and its subsidiaries (the "Company" or “Novo Nordisk”) as of December 31, 2025 and 2024, the related consolidated income statements, statements of comprehensive income, equity statements and cash flow statements for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

As described in the Report of Novo Nordisk Management on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Akero Therapeutics, Inc., which was acquired on December 9, 2025, and which total assets represent 5% and total net profit represents less than 1% of the consolidated financial statement amounts of the Company as of and for the year ended December 31, 2025. Accordingly, our audit did not include the internal control over financial reporting at Akero Therapeutics, Inc.

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

Novo Nordisk Form 20-F 2025

ITEM 18 FINANCIAL STATEMENTS
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

US sales rebates – Refer to notes 2.1 and 3.6 to the financial statements

Critical Audit Matter Description

In the U.S., sales rebates are paid in connection with public healthcare insurance programs, namely Medicare and Medicaid, as well as rebates to pharmacy benefit managers and managed healthcare plans. In January 2021, the Company changed its policy in the US related to the 340B Drug Pricing Program, whereby Novo Nordisk no longer provides 340B statutory discounts to certain pharmacies that contract with covered entities participating in the 340B Drug Pricing Program. Novo Nordisk has only recognized revenue related to the 340B Drug Pricing Program to the extent that it is highly probable that its inclusion will not result in a significant revenue reversal in the future. When sales are recognized, Novo Nordisk also records provisions for the expected value of the sales deductions (variable consideration) at the time the related sales are recorded.

We identified the US sales rebates, including provisions related to the 340B Drug Pricing Program, as a critical audit matter due to the significant measurement uncertainty involved in developing these provisions, as the provisions are based on legal interpretations of applicable laws and regulations, historical claims experience, payer channel mix, current contract prices, unbilled claims, claims submission time lags and inventory levels in the distribution channel. In addition, significant judgment was required to determine whether, at December 31, 2025, it was deemed highly probable that a significant reversal of revenue would not occur. This led to a high degree of auditor judgment and an increased extent of effort in applying procedures relating to these provisions.

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
•We evaluated the accounting for subsequent events related to the 340B Drug Pricing Program, including consulting with our accounting specialists related to the Company’s conclusions.

/s/ Deloitte Statsautoriseret Revisionspartnerselskab
Copenhagen, Denmark
February 4, 2026
We have served as the Company’s auditor since 2021.

Novo Nordisk Form 20-F 2025

ITEM 19 EXHIBITS
ITEM 19    EXHIBITS

A. ANNUAL REPORT
The following pages from our Annual Report 2025 (see Exhibit 15.1) are incorporated by reference into this Form 20-F. The content of websites, scientific articles and other sources referenced on these pages are not incorporated by reference into this Form 20-F.

Page(s) in our Annual Report
Management Discussion and Analysis
Introducing Novo Nordisk	3-11
Strategic Aspirations	12-34
2025 performance and 2026 outlook	14-18
Shares and capital structure	18-19
Executive Management	36
Board of Directors	37-39
Corporate governance	39-40
Risk management	41-42
More information	131

Consolidated Financial Statements
Consolidated Income statement and Statement of comprehensive income for the years ended 31 December 2025, 2024 and 2023	83
Consolidated Cash flow statement for the years ended 31 December 2025, 2024 and 2023	84
Consolidated Balance sheet at 31 December 2025 and 2024	85
Consolidated Equity statement at 31 December 2025, 2024 and 2023	86
Notes to the Consolidated financial statements	87-112
Companies in the Novo Nordisk Group	113
Non-IFRS financial measures	115-118

B. REMUNERATION REPORT
The following pages from our Remuneration Report 2025 (see Exhibit 15.3) are incorporated by reference into this Form 20-F. The content of websites, scientific articles and other sources referenced on these pages are not incorporated by reference into this Form 20-F.

Page(s) in the Remuneration Report
2.1 Highlights 2025	4
2.2 Remuneration composition	4-5
2.4 Board and committee fee levels 2025	6
2.5 Board remuneration 2025	7
2.6 Shareholdings of Board Members	7
3.1 Highlights 2025	8
3.2 Remuneration composition	8-10
3.4 Executive remuneration in 2025	12
3.5 Short-term incentive programme 2025	13-16
3.6 Long-term incentive programme design	16
3.7 Long-term incentive programme 2023	17-18
3.8 Long-term incentive programmes 2024 and 2025	18-19
3.9 Shareholdings of executives	20

Novo Nordisk Form 20-F 2025

ITEM 19 EXHIBITS
C. EXHIBITS
List of exhibits:

Exhibit No.	Description	Method of filing

1.1	Articles of Association of Novo Nordisk A/S	Filed together with this Form 20-F 2025.

2.1	Description of the rights of American Depositary Shares registered under Section 12 of the Securities Exchange Act of 1934	Filed together with this Form 20-F 2025.

2.2	Description of the rights of B Shares registered under Section 12 of the Securities Exchange Act of 1934	Filed together with this Form 20-F 2025.

8.1	Companies in the Novo Nordisk Group	Incorporated by reference to page 127 of the Annual Report 2025, filed as Exhibit 15.1 to this Form 20-F 2025.

11.1	Insider Trading Policies	Filed together with this Form 20-F 2025.

12.1	Certification of Maziar Mike Doustdar, president and chief executive officer of Novo Nordisk, pursuant to Section 302 of the Sarbanes–Oxley Act of 2002.	Filed together with this Form 20-F 2025.

12.2	Certification of Karsten Munk Knudsen, executive vice president and chief financial officer of Novo Nordisk, pursuant to Section 302 of the Sarbanes–Oxley Act of 2002.	Filed together with this Form 20-F 2025.

13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes–Oxley Act of 2002.	Filed together with this Form 20-F 2025.

15.1	The Registrant's Annual Report for the fiscal year ended 31 December 2025.	Filed together with this Form 20-F 2025. Certain of the information included within Exhibit 15.1, which is provided pursuant to Rule 12b-23(a)(3) of the Securities Exchange Act of 1934, as amended, is incorporated by reference in this Form 20-F, as specified elsewhere in this Form 20-F. With the exception of the items and pages so specified, Exhibit 15.1 is not deemed to be filed as part of this Form 20-F.

15.2	Consent of independent registered public accounting firm.	Filed together with this Form 20-F 2025.

15.3	The Registrant's Remuneration Report for the fiscal year ended 31 December 2025.	Incorporated by reference to the portions of the Registrant’s Report furnished to the SEC on Form 6-K on 4 February, 2026 identified in Item 19.B of this Form 20-F.

97	Compensation Recovery Policy	Filed together with this Form 20-F 2025.

EX-101.SCH	XBRL Taxonomy Extension Schema Document	Filed together with this Form 20-F 2025.

EX-101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document	Filed together with this Form 20-F 2025.

EX-101.DEF	XBRL Taxonomy Extension Definition Linkbase Document	Filed together with this Form 20-F 2025.

EX-101.LAB	XBRL Taxonomy Extension Labels Linkbase Document	Filed together with this Form 20-F 2025.

EX-101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document	Filed together with this Form 20-F 2025.

Novo Nordisk Form 20-F 2025

SIGNATURES
SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Annual Report on its behalf.

NOVO NORDISK A/S

/s/ Maziar Mike Doustdar		/s/ Karsten Munk Knudsen
Name:	Maziar Mike Doustdar	Name:	Karsten Munk Knudsen
Title:	President and chief executive officer	Title:	Executive vice president and chief financial officer

Bagsværd, Denmark
Dated: 4 February 2026

Novo Nordisk Form 20-F 2025